Telefónica S.A.

Telefónica

Individual Annual Report 2024



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor's report on the annual accounts

To the shareholders of Telefónica, S.A.

Report on the annual accounts

Opinion

We have audited the annual accounts of Telefónica, S.A. (the Company), which comprise the balance sheet as at 31 December 2024, and the income statement, statement of changes in equity, cash flow statement and related notes for the year then ended.

In our opinion, the accompanying annual accounts present fairly, in all material respects, the equity and financial position of the Company as at 31 December 2024, as well as its financial performance and cash flows for the year then ended, in accordance with the applicable financial reporting framework (as identified in note 2.a of the notes to the annual accounts), and in particular, with the accounting principles and criteria included therein.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the annual accounts* section of our report.

We are independent of the Company in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current period. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja M-63.988, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - NIF: B-79031290



Key audit matters	**How our audit addressed the key audit matters**

Measurement of non-current investments in Group companies and associates

A relevant part of Telefónica, S.A.'s assets consist of equity investments in Group companies and associates. As described in note 8, non-current investments in Group companies and associates (equity instruments) amount to € 49,650 million at 31 December 2024.

To assess if there is an impairment in the investments in Group companies and associates, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value may not be fully recoverable. Management calculates the recoverable amount at the lower of the fair value less costs to sell and the value in use to which the investment relates.

As described in notes 4.c) and 8.2, when the recoverable amount is determined by calculating the present value of projected cash flows from the investments, management refers to the strategic plans approved by the Board of Directors covering a three-year period including the closing year.

Management's cash flows projections involved significant judgements when considering significant assumptions such as revenue growth, long-term EBITDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which could be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries.

As described in note 8.2, a net write down of impairment provision of €4,405 million has been recognised in the income statement for the year.

We identify this as a key audit matter due to the significant judgements made by management when estimating the significant assumptions that supports the recoverable amount of the investments in Group companies and associates which in turn led to a high degree of auditor judgement and audit effort in evaluating these assumptions.

We have performed audit procedures over the process followed by the directors and management to determine the recoverable amount of the investments in Group companies and associates, including:

- Understanding of the control environment, assessment and testing of the relevant controls over the Company's process for calculating the present value of future cash flows from investments in Group companies and associates.

- Verification of the consistency of the data used in the calculation of the actual value with respect to the strategic plans approved by the Board of Directors.

- Evaluation of the cash flow discount model used, for which we have had the collaboration of our valuation experts.

- Analysis of the degree of budget achievement with respect to the strategic plan approved in the previous year, as well as historical achievement.

- Assessment of the significant assumptions used to determine the recoverable amount, testing reasonableness. We have had the collaboration of our valuation experts in evaluating the discount rates and perpetual growth rates considered by management.

- Evaluation of the adequacy of the disclosures included in the annual accounts in accordance with the applicable regulations.

Based on the procedures performed, we consider management's assessment to be reasonable and its conclusions on the value of investments in Group companies and associates are consistent with the information contained in the accompanying annual accounts



Other information: Management report

Other information comprises only the management report for the 2024 financial year, the formulation of which is the responsibility of the Company's directors and does not form an integral part of the annual accounts.

Our audit opinion on the annual accounts does not cover the management report. Our responsibility regarding the management report, in accordance with legislation governing the audit practice, is to:

a) Verify only that the statement of non-financial information, certain information included in the Annual Corporate Governance Report and the Annual Report on Remuneration of the Directors, as referred to in the Auditing Act, have been provided in the manner required by applicable legislation and, if not, we are obliged to disclose that fact.

b) Evaluate and report on the consistency between the rest of the information included in the management report and the annual accounts as a result of our knowledge of the Company obtained during the audit of the aforementioned financial statements, as well as to evaluate and report on whether the content and presentation of this part of the management report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have verified that the information mentioned in section a) above has been provided in the manner required by applicable legislation and that the rest of the information contained in the management report is consistent with that contained in the annual accounts for the 2024 financial year, and its content and presentation are in accordance with applicable regulations.

Responsibility of the directors and the audit and control committee for the annual accounts

The directors are responsible for the preparation of the accompanying annual accounts, such that they fairly present the equity, financial position and financial performance of the Company, in accordance with the financial reporting framework applicable to the entity in Spain, and for such internal control as the aforementioned directors determine is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The audit and control committee is responsible for overseeing the process of preparation and presentation of the annual accounts.

Auditor's responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.



As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the entity's audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the entity's audit and control committee with a statement that we have complied with ethical requirements relating to independence and we communicate with the aforementioned those matters that may reasonably be considered to threaten our independence and, where applicable, the safeguards adopted to eliminate or reduce such threat.

From the matters communicated with the entity's audit and control committee, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

European single electronic format

We have examined the digital file of the European single electronic format (ESEF) of Telefónica, S.A. for the 2024 financial year that comprises an XHTML file of the annual accounts for the financial year, which will form part of the annual financial report.



The directors of Telefónica, S.A. are responsible for presenting the annual financial report for 2024 financial year in accordance with the formatting requirements established in the Delegated Regulation (EU) 2019/815 of 17 December 2018 of the European Commission (hereinafter the ESEF Regulation). In this regard, the Annual Corporate Governance Report and the Annual Report on Directors' Remuneration have been incorporated by reference in the management report.

Our responsibility is to examine the digital file prepared by the Company's directors, in accordance with legislation governing the audit practice in Spain. This legislation requires that we plan and execute our audit procedures in order to verify whether the content of the annual accounts included in the aforementioned file completely agrees with that of the annual accounts that we have audited, and whether the format of these accounts has been affected, in all material respects, in accordance with the requirements established in the ESEF Regulation.

In our opinion, the digital file examined completely agrees with the audited annual accounts, and these are presented, in all material respects, in accordance with the requirements established in the ESEF Regulation.

Report to the audit and control committee

The opinion expressed in this report is consistent with the content of our additional report to the audit commission of the Company dated 25 February 2025.

Appointment period

The General Ordinary Shareholders' Meeting held on 12 April 2024 appointed us as auditors for a period of one year, for the year ended 31 December 2024.

Previously, we were appointed by resolution of the General Ordinary Shareholders' Meeting for a period of three years and we have audited the accounts continuously since the year ended 31 December 2017.

Services provided

Services provided to the audited entity for services other than the audit of the accounts are disclosed in note 20.g) to the annual accounts.

In relation to the services provided to the subsidiary companies of the Company for services other than the audit of the accounts, refer to the audit report dated 27 February 2025 on the consolidated annual accounts of Telefónica, S.A. and its subsidiary companies, where these subsidiary companies have been consolidated.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Vanesa González Prieto (21500)

27 February 2025

Telefónica S.A.

Telefónica

Annual financial statements and management report

for the year ended

2024


Index





Index

Telefónica, S.A.

Balance sheet at December 31

Millions of euros

ASSETS	Notes	2024	2023
NON-CURRENT ASSETS		**55,304**	**57,729**
Intangible assets	5	**12**	**15**
Software		9	10
Other intangible assets		3	5
Property, plant and equipment	6	**137**	**129**
Land and buildings		81	76
Plant and other property, plant and equipment items		54	51
Property, plant and equipment under construction and prepayments		2	2
Investment property	7	**288**	**299**
Land		100	100
Buildings		188	199
Non-current investments in Group companies and associates	8	**50,100**	**53,407**
Equity instruments		49,650	52,966
Loans to Group companies and associates		442	432
Other financial assets		8	9
Financial investments	9	**3,007**	**2,621**
Equity instruments	9	417	466
Derivatives	16	2,474	1,873
Other financial assets	9	116	282
Deferred tax assets	17	**1,725**	**1,224**
Non current account receivables and other		**35**	**34**
CURRENT ASSETS		**8,149**	**7,271**
Trade and other receivables	10	**265**	**500**
Current investments in Group companies and associates	8	**1,917**	**1,694**
Loans to Group companies and associates		1,865	1,625
Derivatives	16	6	3
Other financial assets		46	66
Investments	9	**941**	**402**
Loans to companies		531	7
Derivatives	16	368	340
Other financial assets		42	55
Current deferred expenses		**11**	**7**
Cash and cash equivalents		**5,015**	**4,668**
TOTAL ASSETS		**63,453**	**65,000**

The accompanying notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.




Millions of euros

EQUITY AND LIABILITIES	Notes	2024	2023
EQUITY		**18,465**	**20,077**
CAPITAL AND RESERVES		**18,155**	**19,707**
Share capital	11	**5,670**	5,750
Share premium	11	**3,522**	3,752
Reserves	11	**8,507**	8,482
Legal & Statutory		1,199	1,110
Other reserves		7,308	7,372
Treasury shares and own equity instruments	11	**(107)**	(430)
Profit (Loss) for the year	3	**563**	2,153
UNREALIZED GAINS (LOSSES) RESERVE	11	**310**	370
Financial assets at fair value with changes though equity		144	101
Hedging instruments		166	269
NON-CURRENT LIABILITIES		**39,096**	**36,824**
Non-current provisions	18	**1,387**	609
Non-current borrowings	12	**3,206**	2,592
Bank borrowings	14	828	513
Derivatives	16	1,702	1,532
Other debts		676	547
Non-current borrowings from Group companies and associates	15	**33,893**	33,482
Deferred tax liabilities	17	**576**	95
Long term deferred revenues		**34**	46
CURRENT LIABILITIES		**5,892**	**8,099**
Current provisions	18	**31**	36
Current borrowings	12	**302**	322
Bonds and other marketable debt securities	13	35	—
Bank borrowings	14	87	141
Derivatives	16	179	179
Other financial liabilities	14	1	2
Current borrowings from Group companies and associates	15	**5,260**	7,353
Trade and other payables	18	**287**	371
Current deferred revenues		**12**	17
TOTAL EQUITY AND LIABILITIES		**63,453**	**65,000**

The accompanying notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.





Index

Telefónica, S.A.

Income statements for the years ended December 31

Millions of euros	Notes	2024	2023
Revenue	19	**6,429**	**4,362**
Rendering of services to Group companies and associates		509	464
Rendering of services to non-group companies		11	11
Dividends from Group companies and associates		5,879	3,859
Interest income on loans to Group companies and associates		30	28
Impairment and gains (losses) on disposal of financial instruments	8	**(4,480)**	**(1,207)**
Impairment losses and other losses		(4,405)	(1,208)
Gains (losses) on disposal and other gains and losses		(75)	1
Other operating income	19	**399**	**41**
Non-core and other current operating revenue - Group companies and associates		30	33
Non-core and other current operating revenue - non-group companies		369	8
Personnel expenses	19	**(196)**	**(232)**
Wages, salaries and others		(161)	(199)
Social security costs		(35)	(33)
Other operational expense		**(338)**	**(382)**
External services - Group companies and associates	19	(93)	(114)
External services - non-group companies	19	(234)	(258)
Taxes other than income tax		(11)	(10)
Depreciation and amortization	5, 6 and 7	**(25)**	**(25)**
OPERATING PROFIT (LOSS)		**1,789**	**2,557**
Finance revenue	19	**540**	**516**
Finance costs	19	**(1,892)**	**(1,935)**
Change in fair value of financial instruments		**53**	**0**
Net result on sales of financial assets at fair value with changes through equity	9 and 11	53	2
Exchange rate gains (losses)	19	**22**	**(11)**
NET FINANCIAL EXPENSE		**(1,277)**	**(1,428)**
PROFIT (LOSS) BEFORE TAX	21	**512**	**1,129**
Income tax	17	**51**	**1,024**
PROFIT (LOSS) FOR THE YEAR		**563**	**2,153**

The accompanying notes 1 to 23 and Appendices I and II are an integral part of these income statements




Telefónica, S.A.

Statements of changes in equity for the years ended December 31

A) Statement of recognized income and expense for the years ended December 31

Millions of euros	Notes	2024	2023
Profit (Loss) for the period		**563**	**2,153**
Total income and expense recognized directly in equity	11	**417**	**(210)**
From valuation of financial assets at fair value with impact in equity		96	115
From cash flow hedges		428	(432)
Income tax impact		(107)	107
Total amounts transferred to income statement	11	**(477)**	**48**
From valuation of financial assets at fair value with changes through equity		(53)	2
From cash flow hedges		(565)	63
Income tax impact		141	(17)
TOTAL RECOGNIZED INCOME AND EXPENSE		**503**	**1,991**

The accompanying notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium and Reserves	Treasury shares	Profit (Loss) for the year	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2022	**5,775**	**15,239**	**(341)**	**(880)**	**532**	**20,325**
Total recognized income and expense	—	—	—	2,153	(162)	1,991
Transactions with shareholders and owners	(25)	(1,706)	(89)	—	—	(1,820)
Capital decreases (Note 11)	(25)	(73)	98	—	—	—
Dividend distributions (Note 11)	—	(1,698)	—	—	—	(1,698)
Other transactions with shareholders and owners	—	65	(187)	—	—	(122)
Other movements	—	(419)	—	—	—	(419)
Appropriation of prior year profit (loss)	—	(880)	—	880	—	—
Balance at December 31, 2023	**5,750**	**12,234**	**(430)**	**2,153**	**370**	**20,077**
Total recognized income and expense	—	—	—	563	(60)	503
Transactions with shareholders and owners	(80)	(1,978)	323	—	—	(1,735)
Capital decreases (Note 11)	(80)	(230)	310	—	—	—
Dividend distributions (Note 11)	—	(1,693)	—	—	—	(1,693)
Other transactions with shareholders and owners (Nota 11)	—	(55)	13	—	—	(42)
Other movements (Note 11)	—	(380)	—	—	—	(380)
Appropriation of prior year profit (loss)	—	2,153	—	(2,153)	—	—
Balance at December 31, 2024	**5,670**	**12,029**	**(107)**	**563**	**310**	**18,465**

The accompanying notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.





Index

Telefónica, S.A.

Cash flow statements for the years ended December 31

Millions of euros	Notes	2024	2023
A) CASH FLOWS FROM OPERATING ACTIVITIES		**4,547**	**1,720**
Profit (Loss) before tax		**512**	**1,129**
Adjustments to net results:		**(490)**	**(1,190)**
Depreciation and amortization	5, 6 and 7	25	25
Impairment of investments in Group companies and associates	8	4,405	1,208
Change in long term provisions		(5)	35.528
Losses on the sale of financial assets		75	—
Financial assets registered as other operating income		(358)	—
Dividends from Group companies and associates	19	(5,879)	(3,859)
Interest income on loans to Group companies and associates	19	(30)	(28)
Net financial expense		1,277	1,428
Change in working capital		**(48)**	**(15)**
Trade and other receivables		26	(54)
Other current assets		(44)	32
Trade and other payables		(30)	7
Other cash flows from operating activities	21	**4,573**	**1,796**
Net interest paid		(1,365)	(1,495)
Dividends received and other		5,703	2,835
Income tax receipts		235	456
B) CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES		**(397)**	**1,761**
Payments on investments	21	(3,829)	(3,958)
Proceeds from disposals	21	3,432	5,719
C) CASH FLOWS USED IN FINANCING ACTIVITIES		**(3,762)**	**(3,834)**
Proceeds from equity instruments	11	**87**	**23**
(Payments) / Proceeds from financial liabilities	21	**(1,984)**	**(1,933)**
Debt issues		3,758	3,425
Repayment and redemption of debt		(5,742)	(5,358)
Acquisition of treasury shares		**(145)**	**(223)**
Dividends paid	21	**(1,720)**	**(1,701)**
D) NET FOREIGN EXCHANGE DIFFERENCE		**(41)**	**32**
E) NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		**347**	**(321)**
Cash and cash equivalents at January 1		4,668	4,989
Cash and cash equivalents at December 31		5,015	4,668

The accompanying notes 1 to 23 and Appendices I and II are an integral part of these cash flow statements.




Telefónica, S.A.

Annual financial statements for the ended December 31, 2024





Note 1. Introduction and general information

Telefónica, S.A. ("Telefónica" or "the Company") is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company's registered office is at Gran Vía 28, Madrid (Spain) and its Employer Identification Number (CIF) is A-28/015865.

Telefónica's basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefónica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.




Note 2. Basis of presentation

a) True and fair view

These financial statements have been prepared from Telefónica, S.A.'s accounting records by the Company's Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree (RD) 602/2016, dated December 2, 2016, and by Royal Decree (RD) 1/2021, dated January 12, 2021, and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company's equity, financial position, income statements and of the cash flows obtained and applied in 2024.

The accompanying financial statements for the year ended December 31, 2024 were prepared by the Company's Board of Directors at its meeting on February 26, 2025 for submission for approval at the General Shareholders' Meeting, which is expected to occur without modification.

The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company's functional currency.

b) Comparison of information

Accounting policies applied in 2024 are consistent with those applied in 2023. 2023 figures are included in these financial statements for comparison purposes.

c) Materiality

These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of *materiality* or *relevance* defined in the PGC 2007 conceptual framework.

d) Use of estimates

The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established based on these estimates. The Company periodically reviews these estimates.

A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company's results and financial position.

Key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.

Provisions for impairment of investments in Group companies and associates

Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount. In note 8.2 it is assessed the impairment of these investments.

There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Deferred taxes

The Company assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in terms of tax within the legal framework the Company is subject to. The ability to recover these taxes depends ultimately on the Company's ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, the expected outcome from pending lawsuits affecting the estimations as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation, the outcome of ongoing tax proceedings or




unforeseen future transactions that could affect tax balances. The information about deferred tax assets and unused tax credits for loss carryforwards, whose effect has been registered when necessary in balance, is included in note 17.




Note 3. Proposed appropriation of net results

Telefónica, S.A. obtained a profit of 563 million euros in 2024.

Accordingly, the Company's Board of Directors will submit the following proposed appropriation of 2024 net results for approval at the General Shareholders' Meeting:

Millions of euros

Proposed appropriation:	
Profit for the year	563
Distribution to:	
Legal reserve	—
Unrestricted reserves	563




Note 4. Recognition and measurement accounting policies

As stated in note 2, the Company's financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), modified by RD 602/2016 and RD 1/2021 as well as any commercial regulation in force at the reporting date.

Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company's activities as a holding.

a) Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software, which are generally amortized on a straight-line basis over three years.

b) Property, plant and equipment and investment property

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.

The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets' estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and office equipment	10
Other items of property, plant and equipment	4 - 10

Investment property is measured and depreciated using the same criteria described for land and buildings for own use.

c) Impairment of non-current assets

Non-current assets are assessed at each reporting date for indicators of impairment. If such indicators exist, or if an asset's nature requires an annual impairment test, the Company estimates the asset's recoverable amount as the higher of its fair value less costs of disposal and the present value of expected future cash flows.

For investments in equity instruments, cash flows may be estimated on the basis of expected dividends and the investment's disposal value, or based on the share of cash flows generated by the investee. In the absence of better evidence of the recoverable amount, the investee's net equity, adjusted for after-tax existing unrealised gains, is considered. If the investee holds investments in other entities, the consolidated net equity under Spanish accounting standards is used as a reference.

Impairment is recognised as an expense in the income statement and, in the event of reversal, it is recorded as income, without exceeding the carrying amount that the investment would have had if it had never been impaired.

d) Financial assets and liabilities

The main future assumptions as well as other uncertainties related to estimations at year end which could cause a significant effect in the financial statements are disclosed below.

Financial investments

"Investments in group companies, joint ventures and associates" are classified into a category of the same name and are shown at cost less any impairment loss (see note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only




in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.

Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the other categories of financial assets defined in the RD 1/2021, which amends PGC 2007, are classified as *financial assets at fair value through equity*. These investments are recorded under "Non-current assets," unless it is probable and feasible that they will be sold within 12 months.

Derivative financial instruments and hedge accounting

When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.

e) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accrual basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

A distribution of unrestricted reserves is considered as dividend distribution, and therefore, is registered as dividend revenue in the accounting of the receiving Company whenever the distributing company and/or any of its group's subsidiaries have gathered profits above the amount of equity distributed.

When the Company receives free-allotment rights, known as scrip dividends, that can be used to acquire new shares at no cost or be sold in the market or to the distributing company, it accounts for the concept as dividend revenue with a counterpart of account receivable on the distribution date.

The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.

f) Related party transactions

In business merger or spin-off transactions involving the parent company and its direct or indirect subsidiary, as well as in the case of non-monetary contributions of business units between Group companies and in the case of in-kind dividend distributions, the valuation of

the assets and liabilities should be done in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish "NOFCAC"), at their pre-transaction carrying amount in the consolidated financial statements of the group or subgroup with a Spanish parent company.

In the particular case of a contribution to a group company of the shares of another group company, the pre-transaction carrying amount in the standalone financial statements of the contributing company could be used, unless the net equity amount was higher, in which case this amount was used.

The change in value arising in the contributing company as a result of the above accounting treatment is recognized in reserves.

g) Financial guarantees

The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see note 20.a). Where financial guarantees provided have a counter-guarantee on the Company's balance sheet, the value of the counter-guarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.

Guarantees provided for which there is no item on the Company's balance sheet acting as a counter-guarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i) The amount resulting from the application of the rules for measuring provisions and contingencies.

ii) The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.




h) Consolidated data

As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group's consolidated financial statements for 2024 and 2023 are as follows:

Millions of euros

Item	2024	2023
Total assets	100,502	104,324
Equity:	**22,749**	**27,096**
Attributable to equity holders of the parent	19,347	21,852
Attributable to minority interests	3,402	5,244
Revenue from operations	41,315	40,652
Profit for the year:	**209**	**(574)**
Attributable to equity holders of the parent	(49)	(892)
Attributable to minority interests	258	318





Note 5. Intangible assets

The movements in the items composing intangible assets and the related accumulated amortization in 2024 and 2023 are as follows:

2024

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	**285**	**6**	**(64)**	**(2)**	**225**
Software	180	4	—	1	185
Other intangible assets	105	2	(64)	(3)	40
ACCUMULATED AMORTIZATION	**(262)**	**(7)**	**56**	**—**	**(213)**
Software	(170)	(6)	—	—	(176)
Other intangible assets	(92)	(1)	56	—	(37)
DEPRECIATION ACCRUAL	**(8)**	**—**	**8**	**—**	**—**
NET CARRYING AMOUNT	**15**	**(1)**	**—**	**(2)**	**12**

2023

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	**276**	**9**	**—**	**—**	**285**
Software	172	6	—	2	180
Other intangible assets	104	3	—	(2)	105
ACCUMULATED AMORTIZATION	**(255)**	**(7)**	**—**	**—**	**(262)**
Software	(165)	(5)	—	—	(170)
Other intangible assets	(90)	(2)	—	—	(92)
DEPRECIATION ACCRUAL	**(8)**	**—**	**—**	**—**	**(8)**
NET CARRYING AMOUNT	**13**	**2**	**—**	**—**	**15**

As of December 31, 2024 and 2023 commitments to acquire intangible assets amount to 0.4 and 0.6 million euros, respectively.

As of December 31, 2024 and 2023, the Company had 204 and 254 million euros, respectively, of fully amortized intangible assets in use. During 2024, some fully amortized intangible assets no longer in use have been written off. The impact is shown as Disposal of gross and accumulated amortization captions in the 2024 chart of movements.




Index

Note 6. Property, plant and equipment

The movements in the items composing property, plant and equipment (PP&E) and the related accumulated depreciation in 2024 and 2023 are as follows:

2024

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	**573**	**12**	**—**	**5**	**590**
Land and buildings	207	3	—	4	214
Plant and other PP&E items	364	8	—	2	374
PP&E under construction and prepayments	2	1	—	(1)	2
ACCUMULATED DEPRECIATION	**(444)**	**(10)**	**—**	**1**	**(453)**
Buildings	(131)	(3)	—	1	(133)
Plant and other PP&E items	(313)	(7)	—	—	(320)
NET CARRYING AMOUNT	**129**	**2**	**—**	**6**	**137**

2023

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	**559**	**6**	**—**	**8**	**573**
Land and buildings	199	—	—	8	207
Plant and other PP&E items	356	5	—	3	364
PP&E under construction and prepayments	4	1	—	(3)	2
ACCUMULATED DEPRECIATION	**(428)**	**(10)**	**—**	**(6)**	**(444)**
Buildings	(122)	(3)	—	(6)	(131)
Plant and other PP&E items	(306)	(7)	—	—	(313)
NET CARRYING AMOUNT	**131**	**(4)**	**—**	**2**	**129**

Firm commitments to acquire property, plant and equipment at December 31, 2024 and 2023 amounted to 0.4 and 0.5 million euros, respectively.

At December 31, 2024 and 2023, the Company had 359 and 353 million euros, respectively, of fully depreciated items of property, plant and equipment.

Telefónica, S.A. has taken on insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

"Property, plant and equipment" includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 60 and 61 million euros at 2024 and 2023 year-ends, respectively. It also includes the net carrying amount of the remaining assets in this site (mainly property, plant and equipment items) of 22 and 21 million euros at December 31, 2024 and 2023, respectively.





Note 7. Investment properties

The movements in the items composing investment properties in 2024 and 2023 and the related accumulated depreciation are as follows:

2024

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	**437**	**–**	**–**	**(2)**	**435**
Land	100	–	–	–	100
Buildings	337	–	–	(2)	335
ACCUMULATED DEPRECIATION	**(138)**	**(8)**	**–**	**(1)**	**(147)**
Buildings	(138)	(8)		(1)	(147)
NET CARRYING AMOUNT	**299**	**(8)**	**–**	**(3)**	**288**

2023

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	**439**	**–**	**–**	**(2)**	**437**
Land	100	–	–	–	100
Buildings	339	–	–	(2)	337
ACCUMULATED DEPRECIATION	**(130)**	**(8)**	**–**	**–**	**(138)**
Buildings	(130)	(8)	–	–	(138)
NET CARRYING AMOUNT	**309**	**(8)**	**–**	**(2)**	**299**

"Investment properties" mainly includes in both 2024 and 2023 the value of land and buildings leased by Telefónica, S.A. to other Group companies in Distrito Telefónica, the operational headquarters in Madrid.

In 2024 the Company has buildings with a total area of 263,320 square meters (263,325 square meters in 2023) leased to several Telefónica Group companies, equivalent to an occupancy rate of 73.65% of the buildings it has earmarked for lease (75.21% in 2023).

Total income from leased buildings in 2024 and 2023 (see note 19.1.a) amounted to 34 million euros for both years.

Future minimum rentals receivable under non-cancellable leases are as follows:

Millions of euros	2024 Future minimum recoveries	2023 Future minimum recoveries
Up to one year	30	29
Between two and five years	–	–
Total	**30**	**29**

The most significant lease contracts held with subsidiaries occupying Distrito Telefónica have been renewed in 2024 for a non-cancellable period of 12 months.

The main operating leases in which Telefónica, S.A. acts as lessee are described in note 19.5.




Note 8. Investments in group companies and associates

8.1. Detail and evolution of investment in group companies and associates:

2024

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange rate impacts	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) [1]	52,966	(2,132)	(1,438)	743	—	(87)	(402)	49,650	77,615
Equity instruments (Cost)	91,449	2,273	(1,548)	—	—	(87)	(402)	91,685	
Impairment losses	(38,483)	(4,405)	110	743	—	—	—	(42,035)	
Loans to Group companies and associates	432	4	—	—	6	—	—	442	447
Other financial assets	9	16	—	(17)	—	—	—	8	8
Total non-current investment in Group companies and associates	**53,407**	**(2,112)**	**(1,438)**	**726**	**6**	**(87)**	**(402)**	**50,100**	**78,069**
Loans to Group companies and associates	1,625	1,946	(1,699)	—	(7)	—	—	1,865	1,865
Derivatives	3	3	—	—	—	—	—	6	6
Other financial assets	66	43	(80)	17	—	—	—	46	46
Total current investments in Group companies and associates	**1,694**	**1,992**	**(1,779)**	**17**	**(7)**	**—**	**—**	**1,917**	**1,917**

[1] Fair value at December 31, 2024 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities business plans.

2023

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) [1]	55,445	345	(425)	—	—	(2,491)	92	52,966	78,437
Equity instruments (Cost)	92,810	1,553	(515)	—	—	(2,491)	92	91,449	
Impairment losses	(37,365)	(1,208)	90	—	—	—	—	(38,483)	
Loans to Group companies and associates	245	235	(1)	(50)	3	—	—	432	437
Other financial assets	15	26	(3)	(29)	—	—	—	9	9
Total non-current investment in Group companies and associates	**55,705**	**606**	**(429)**	**(79)**	**3**	**(2,491)**	**92**	**53,407**	**78,883**
Loans to Group companies and associates	1,470	1,885	(1,786)	50	6	—	—	1,625	1,624
Derivatives	5	—	(2)	—	—	—	—	3	3
Other financial assets	55	8	(26)	29	—	—	—	66	66
Total current investments in Group companies and associates	**1,530**	**1,893**	**(1,814)**	**79**	**6**	**—**	**—**	**1,694**	**1,693**

[1] Fair value at December 31, 2023 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A. and Telefónica Deutschland Holding, A.G.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities business plans.




a) Most significant transactions

The most significant transactions occurred in 2024 and 2023 as well as their accounting impacts are described below:

2024

On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public tender offer for shares of Telefónica Deutschland Holding AG ("Telefónica Deutschland"). The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024 (both inclusive). When the acceptance period was over, on January 23, 2024, with the aim of funding the payment to the shareholders' who agreed to the offer, Telefónica Local Services, GmbH launched a capital increase fully subscribed and disbursed by Telefónica, S.A. amounting to 550 million euros.

On March 20, 2024, Telefónica launched a public delisting offer with the objective of acquiring the shares of Telefónica Deutschland that were not directly or indirectly owned by Telefónica at that time (the "Delisting Offer"). The offer closed on April 18, 2024. Needing to raise funding for the additional payment to shareholders, Telefónica Local Services, GmbH (TLS) on April 23, 2024 completed an additional capital increase of 111 million euros fully subscribed and paid by Telefónica, S.A.

Simultaneously, during 2024 Telefónica, S.A. continued acquiring in the stock market shares of Telefónica Deutschland totaling 256 million euros. Additionally, the Company executed an equity swap purchasing additional shares with a total cost of 92 million euros.

Once the delisting process of the affiliate was finalized, Telefónica decided to transfer its direct stake in Telefónica Deutschland, to its subsidiary TLS. As a consequence, on May 23, 2024 Telefónica, S.A. carried out an in-kind contribution of its investment in Telefónica Deutschland to TLS. In accordance with the accounting principles , the disposal has been registered by the net carrying value (amounting to 1,255 million euros), and shown as Disposal in 2024 chart of movements. On the other hand, the impact in TLS investment has been shown as Addition at its consolidated book value as adjusted to Spanish standards, 875 million euros in 2024 chart of movements. The difference between both amounts has been recorded in Other reserves as mentioned in note 11.

2023

On January 18, 2023 the shareholders of Pontel Participaciones, S.L., an affiliated company of Telefónica, S.A. (with a 83.35% ownership as of that date), approved a capital increase of 223 million euros. Telefónica, S.A. contributed with 111 million euros, decreasing its percentage of ownership in the subsidiary to 70%. The

transaction is reflected as Additions in the 2023 chart of movements. On February 7, 2023 the general shareholders' meeting of Pontel Participaciones, S.L. agreed to an additional paid-in capital and reserves distribution of 688 million euros. Telefónica, S.A. received 551 millions of euros and according to the accounting principles, 492 million were registered as investment reimbursement and this movement shown as Dividends in 2023 chart of movements. On March 16, 2023 and accounting effects January 1, 2023 Telxius Telecom, S,A. (absorbing entity) and Pontel Participaciones, S.L. (absorbed entity) carried out a merger. The effect of the transaction, amounting to 403 million euros is shown as Disposals in 2023 chart of movements.

On February 2, 2023 Telefónica, S.A. granted a credit facility of 175 million euros to Pontel Participaciones, S.L.. The credit was cancelled on March 16, 2023, the date of the above mentioned merger. These transactions are shown as Additions and Disposals in 2023 chart of movements.

On January 18, 2023 in order to rebalance the equity situation, Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.) carried out a capital increase of 45 million euros subscribed and paid in full by Telefónica, S.A. On October 31, 2023 the merger between Telefónica Innovación Digital, S.L. as absorbing entity and Telefónica Investigación y Desarrollo, S.A. (absorbed entity) was filed to the Commercial Registry. Telefónica, S.A. was the sole shareholder in both companies. With accounting effects on January 1, 2023 and according to the accounting principles, a disposal was registered and shown as Disposals in 2023 chart of movements (32 million euros of cost and 18 million euros of impairment). The cost of the investment in the absorbing entity was increased by 13 million euros and shown as Additions in 2023 chart of movements.

In January 2023, the Company sold its investment in Telefónica Ingeniería de Seguridad, S.A. to Telefónica Filiales España, S.A. by 6 million euros. The sale is reflected in 2023 chart of movements as Disposals (under the caption cost of the investment by 78 million euros and 72 million euros under the impairment caption).

All the aforementioned transactions in 2024 and 2023 have been valued in accordance with the accounting principles.





b) Acquisitions of investments and capital increases (Additions)

Millions of euros

Companies	2024	2023
TLH HOLDCO, S.L.	—	38
Telefónica Hispanoamérica, S.A.	220	380
Telefónica Local Services, GmbH	1,536	—
Telefónica Tech, S.L.	—	36
Telefónica Infra, S.L.	133	103
Telefónica Deutschland Holding, A.G.	348	813
Pontel Participaciones, S.L.	—	111
Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.)	—	58
Other companies	36	14
Total group and associated companies	**2,273**	**1,553**

2024

On March 18, 2024 Telefónica Hispanoamérica, S.A. has completed a capital increase by 220 million euros, fully subscribed and paid by Telefónica, S.A.

In 2024 the Company has carried out several contributions to the reserves of Telefónica Infra, S.L. in March, June, September and December totaling 133 million euros. These contributions to distributable reserves have had no issuance of new shares.

The amounts regarding TLS and Telefónica Deutschland Holding, A.G. have been disclosed at the beginning of this note.

2023

On March 21, 2023 Telefónica Hispanoamérica, S.A. completed a share capital increase of 380 million euros totally subscribed and disbursed by Telefónica, S.A.

In 2023 the Company carried out several contributions to the reserves of Telefónica Infra, S.L. in March, June, August, October and December totaling 103 million euros. These contributions to distributable reserves had no issuance of new shares.

During 2023 the Company acquired in the stock market shares of Telefónica Deutschland Holding, A.G. (352 million shares for a total amount of 813 million euros).

The amount corresponding to Pontel Participaciones, S.L. is framed within the transactions detailed at the beginning of this note.

The figure shown for Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.) is disclosed at the beginning of this note.

c) Disposals of investments and capital decreases

Millions of euros

Companies	2024	2023
Telefónica Deutschland Holding, A.G.	1,255	—
Telefônica de Brasil, S.A.	292	—
Pontel Participaciones, S.L.	—	403
Telefónica Investigación y Desarrollo, S.A.	—	32
Telefónica Ingeniería de Seguridad, S,A.	—	78
Other companies	1	2
Total group and associated companies	**1,548**	**515**

2024

Pursuant to the agreement of the General Shareholders' Meeting held on November 8, 2023, on March 25, 2024 Telefônica de Brasil, S.A. carried out a reduction of its share capital with a return of contributions to the shareholders' by 1,500 million Brazilian Reais of which Telefónica, S.A. was entitled, based on its percentage of ownership, to 576 million Brazilian Reais, equivalent to 107 million euros. In accordance with the accounting principles, the transaction has been reflected as Disposal both in the cost of the investment by 292 million euros and in the impairment accrual by 110 million euros within the 2024 chart of movements. Moreover, a negative impact of 75 million euros has been expensed under the caption "Losses on disposals and other" of the income statement.

The amount shown for Telefónica Deutschland Holding, A.G. refers to the in-kind contribution carried out by Telefónica, S.A. to TLS as explained in the beginning of this note.

2023

The amount referring to Pontel Participaciones, S.L. related to the merger with Telxius Telecom, S.A. detailed at the beginning of this note.

The disposal of Telefónica Investigación y Desarrollo, S.A. related to the cost of the investment in the merger with Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.) detailed at the beginning of the note.

The amount corresponding to Telefónica Ingeniería de Seguridad, S.A. was disclosed at the beginning of this note.

d) Other movements

On December 10, 2024 Telefónica Local Services, GmbH has distributed a 145 million dividend. After completing an accounting assesment, 83 million euros have been registered as investment reimbursement and shown as Dividends in 2024 chart of movements. The




remaining amount has been registered as dividend revenue (see note 19).

On December 22, 2023 Telefónica Latinoamérica Holding, S.L. completed a dividend distribution by 1,994 million euros. After completing an accounting assesment, the transaction has been registered as investment reimbursement as Dividends in 2023 chart of movements.

8.2. Assessment of impairment of investments in group companies, joint ventures and associates

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimation is calculated based on the subsidiaries' business plans approved by the Board of Telefónica, S.A.

The business plans of the subsidiaries covers a three-year period, including the closing year. In order to complete the five years of cash flows after the closing year, an additional normalization period is added to the business plans on the operating ratios until the terminal parameters are reached. The consensus' forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business.

In the specific case of the indirect investment in the JV in the United Kingdom, the future cash flows used in the calculation of the value in use carried out by the JV are based on ten-year financial forecasts included as a part of the latest business plan approved by the Board of Directors of VMED O2 UK Limited (VMO2) for use in goodwill impairment testing, considering that in such period the operating variables until the perpetuity parameters are reached. This time horizon has been used to properly reflect capital-intensive projects, such as the fiber rollout plan.

The estimated value is based on the business plans of each subsidiary expressed in its functional currency, discounted using the appropriate rate, net of the liabilities associated with each investment (mainly net debt), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31. The main assessments used to determine the discounted cash flows are the revenue growth, the long term EBITDA margin, the long term investment ratio, the weighted average cost of capital (WACC) and the perpetual growth rate, indicators employed by the Group in its investments valuation.

Moreover, and only for the companies where discounted cash flow analysis is not available due to the

specific nature of their businesses, the impairment is calculated by comparing their equity figure as of the end of the period and the net book value of those investments.

As a result of these estimations and the effect of the net investment hedge, in 2024 an impairment provision of 4,405 million euros was recognized (1,208 million euros in 2023). This amount derives mainly from the following companies:

a. a write down reversal, net of hedges, of 931 million euros for Telefónica O2 Holdings, Ltd. (write down of 3,169 million euros, net of hedges, was registered in 2023) due to the outcome of the impairment test carried out at year-end as well as the positive evolution of the pound sterling exchange rate in 2024 (see note 19.8).

b. a write down reversal for TLH HOLDCO, S.L. amounting to 134 million euros. In 2023 a write down of 660 million euros was registered due to the Argentinian peso devaluation in December 2023.

c. a write down, net of hedges, of 604 million euros for Telefônica Brasil, S.A. (1,215 million euros of write down reversal in 2023).

d. a write down by 2,481 million euros for Telefónica Hispanoamérica, S.A. (348 million euros in 2023) mainly due to the fall in the valuation of the investments in Peru, Chile, and Colombia.

The aforementioned write off has set the carrying value of the investment in Telefónica Hispanoamérica, S.A. in a negative amount of 743 million euros as of December 31, 2024. Therefore, the concept has been reclassified as a non current provision (note 18) and shown as Transfers in the 2024 chart of movements included at the beginning of this note.

e. a write down of 1,772 million euros for Telefónica Latinoamérica Holding, S.L. (write down reversal by 1,770 million euros in 2023) mainly due to the valuation of its investment in Brazil.

f. a write down of 667 million euros for O2 Europe, Ltd. mainly caused by the dividend distributed by the subsidiary with the corresponding decrease in its net cash figure. The dividend has been registered as Dividend revenue (see note 19.1). There was no write down in 2023 related to this investment.

Main assumptions used for the calculation of the discounted cash flows of investments

United Kingdom
Long term growth and operational ratios considered in the assessment of the value in use of VMO2 are aligned within analyst ranges for peer companies in the region.




In terms of revenues, despite challenges in the competitive environment, the strategic plan reflects a trend of growth in the long term projections, in line with the estimated industry evolution in the UK. Regarding EBITDA margin over a two-year horizon, analysts' estimates for peer companies in Europe range between 32% to 41%, while the analysts long-term capex to revenue ratio range within 12% to 15%. The WACC (Weighted average cost of capital) used to discount the cash flows is 7.7% as of December 2024. Terminal growth rate is set at 1%, below the real terminal growth forecasted for the UK economy.

Brazil
The country has once again surprised the market in 2024 in terms of economic growth. The country will grow for the fourth year in a row, clearly above its potential, thanks to the boost from private consumption and, although to a lesser extent, investment. However, this dynamism is largely explained by the expansion of public spending that the government is carrying out, which has led to an increase in the inflation rate and greater distrust in fiscal credibility and sustainability, which has forced the Central Bank to a sharp rise in the interest rates. This will have a negative impact in the medium term via both the need for a future adjustment or through more restrictive financial conditions.

As far as the relevant variables considered in the calculation of the value in use are concerned, the long-term EBITDA margin two-year estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 41% to 44%. Regarding investments, the operator will invest in the horizon of the projected plan a percentage that is aligned with the investment needs planned for the development of its business, which is located in a range between 10% and 16%. The WACC after taxes used for year-end 2024 is 11.5% (12% in 2023). The perpetual growth rate has stabilized in 4% since 2023.

Moreover, the depreciation of Brazilian real against euro by 16.88% has been noteworthy causing a relevant negative impact, net of hedges, in the value of the investment (see note 19.8).

Chile
The economic growth of Chilean economy remains at a low rate with financial stress and still suffering from the impacts of the recent inflationary and cost crisis, which prevents greater monetary ease.

With this economic scenario, internal demand is expected to remain weak and competitive intensity will remain strong. Due to all this, the growth of the main operating variables has been lower comparing to the prior year impairment analysis. The discount rate (WACC) used to calculate the value in use as of December 31, 2024 has been 8.5% after taxes (10.4% pre-taxes and the perpetuity growth rate used in the valuations has been 2.8%.

8.3. Detail of subsidiaries and associates

The detail of subsidiaries and associates is shown in Appendix I.

8.4. Transactions protected for tax purposes

Transactions carried out in 2024 that qualify for special tax regime, as defined in Articles 76 and 87, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 27/2014 of November 27 approving the Spanish Corporate Income Tax Law, are detailed in the following paragraphs. Transactions qualified for special tax regime carried out in prior years are disclosed in the financial statements for those years.

On January 1, 2024, the merger by absorption between Telefónica Móviles de Argentina S.A. and Telefónica de Argentina S.A. took effect for operations, accounting and tax purposes, and all assets and liabilities, including registrable assets, rights and obligations belonging to Telefónica de Argentina S.A., as the absorbed company, were incorporated into the equity of Telefónica Móviles de Argentina S.A., in its capacity of absorbing and continuing company.The net carrying value of the absorbed company, Telefónica Argentina, S.A., amounted to 125,028 thousand euros, and said value being the same as that for the shares received in the merged company. The tax value of the shares delivered and received amounted to 388,411 thousand euros.

8.5. Maturity of loans to Group companies and associates

The breakdown and maturity of loans to Group companies and associates in 2024 and 2023 are as follows:




2024

Millions of euros

Company	2025	2026	2027	2028	2029	2030 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	677	–	–	–	–	–	677
Telefónica Cybersecurity & Cloud Tech, S.L.	1	–	121	–	–	–	122
Telefónica de España, S.A.U.	827	–	–	–	–	–	827
Telxius Telecom, S.A.	2	50	–	–	235	–	287
Telefônica Brasil, S.A.	115	–	–	–	–	–	115
Telefónica Finanzas, S.A.U.	159	–	–	–	–	–	159
Other companies	84	–	–	–	–	36	120
Total	**1,865**	**50**	**121**	**–**	**235**	**36**	**2,307**

2023

Millions of euros

Company	2024	2025	2026	2027	2028	2029 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	776	–	–	–	–	–	776
Telefónica Cybersecurity & Cloud Tech, S.L.	4	–	–	116	–	–	120
Telefónica de España, S.A.U.	473	–	–	–	–	–	473
Telxius Telecom, S.A.	50	–	50	–	235	–	335
Telefônica Brasil, S.A.	133	–	–	–	–	–	133
Telefónica Finanzas, S.A.U.	138	–	–	–	–	–	138
Other companies	51	–	–	–	–	31	82
Total	**1,625**	**–**	**50**	**116**	**235**	**31**	**2,057**

The main loans granted to Group and associated companies are described below:

- The outstanding balance with Telefónica Móviles España, S.A.U. in 2024 includes dividends distributed in December 2024, amounting to 522 million euros and uncollected as of the date of these financial statements.

  In addition, in 2024 there are 155 million euros of tax balances receivable from this subsidiary for its tax expense declared in the consolidated tax return (99 million euros in 2023).

- On March 21, 2022 the Company granted a credit to its subsidiary Telefónica Cybersecurity & Cloud Tech, S.L. of 140 million pounds sterling and maturity date on June 21, 2022. At maturity date, the credit was partially cancelled and the outstanding amount, 100 million pounds sterling, extended its maturity date until 2027. The equivalent amount of this credit at year end amounts to 121 million euros (116 million euros in 2023). Moreover, there are uncollected interests accounted as current amounting to 1 million euros both in 2024 and 2023.

In 2024 there are no tax balances receivable from this subsidiary for its tax expense declared in the consolidated tax return (3 million euros of tax amounts outstanding in 2023).

- The balance of Telefónica de España, S.A.U. in 2024 includes an amount of 815 million euros of dividends distributed in December 2024 and uncollected as of the date of these financial statements.

In 2024 there are 12 million euros corresponding to tax receivables from the subsidiary for its tax expense declared in the consolidated tax return. There were no outstanding amounts to be collected in 2023 for this concept.

- In 2024 the installment by 50 million euros granted in 2016 to Telxius Telecom, S.A. was cancelled according to its maturity date (see note 21). As far as the credits granted to the subsidiary in 2016 are concerned, the only outstanding amount is 50 million euros with a maturity date in 2026 as shown in the disclosure.

In December 2023 a new loan was granted with a total figure of 235 million euros and a variable interest rate. It was disbursed in two tranches by 153 and 82 million euros, respectively. The maturity date of the loan was




originally December 2028, with an additional one-year extension at grantee request. This option has been exercised in 2024 and the maturity has been extended until December 2029.

- The balance totaling 115 million euros shown in 2024 with Telefônica Brasil, S.A. entirely corresponds to dividends agreed by the subsidiary and unpaid at year end (133 million euros in December 2023).

- The balance of Telefónica Finanzas, S.A.U. in December 2024 includes dividends distributed and uncollected at year end amounting to 115 million euros (118 million euros in 2023).

  Moreover, in 2024 there are uncollected balances of 44 million euros of tax balances receivable from this subsidiary for its tax expense declared in the consolidated tax return (20 million euros in 2023).

In the 2024 chart of movements, additions of current loans to group companies and associates comprise 292 million euros (161 million euros in 2023) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see note 17). The most significant amounts have already been disclosed through this note. All these amounts fall due in the short term.

Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.'s tax group totaling 161 million euros (548 million euros in 2023).

Total accrued interest receivable at December 31, 2024 and 2023 included under the caption Current loans to group companies and associates amount to 2.4 and 2.3 million euros, respectively.

8.6. Other financial assets with Group companies and associates

This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees.

Invoices of share plans that were already vested and are outstanding at year end are shown as other current financial assets. Amounts derived from the new share plans launched in 2024 and 2023 with a maturity date longer than 2024 are included as other non-current financial assets (see note 19.3).





Index

Note 9. Financial investments

9.1. The breakdown of "Financial investments" at December 31, 2024 and 2023 is as follows:

2024

| | Assets at fair value | | | | | | | Assets at amortized cost | | | | | |
| | | | | | Measurement hierarchy | | | | | | | | |
Millions of euros	Financial Assets at fair value with changes through equity	Financial assets at fair value with changes through income statement	Hedges with changes through equity	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Financial assets at amortized cost	Other financial assets at amortized cost	Subtotal financial assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	**417**	**752**	**1,722**	**2,891**	**417**	**2,474**	**—**	**116**	**—**	**116**	**116**	**3,007**	**3,007**
Equity instruments	417	—	—	417	417	—	—	—	—	—	—	417	417
Derivatives (Note 16)	—	752	1,722	2,474	—	2,474	—	—	—	—	—	2,474	2,474
Loans to third parties and other financial assets	—	—	—	—	—	—	—	116	—	116	116	116	116
Current financial investments	**—**	**91**	**277**	**368**	**—**	**368**	**—**	**531**	**42**	**573**	**573**	**941**	**941**
Loans to third parties and other financial assets	—	—	—	—	—	—	—	531	42	573	573	573	573
Derivatives (Note 16)	—	91	277	368	—	368	—	—	—	—	—	368	368
Total financial investments	**417**	**843**	**1,999**	**3,259**	**417**	**2,842**	**—**	**647**	**42**	**689**	**689**	**3,948**	**3,948**





Index

2023

Millions of euros	Assets at fair value							Assets at amortized cost					
						Measurement hierarchy							
	Financial Assets at fair value with changes though equity	Financial assets at fair value with changes through income statement	Hedges with changes through equity	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Financial assets at amortized cost	Other financial assets at amortized cost	Subtotal assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	**466**	**508**	**1,365**	**2,339**	**466**	**1,873**	**—**	**282**	**—**	**282**	**282**	**2,621**	**2,621**
Equity instruments	466	—	—	466	466	—	—	—	—	—	—	466	466
Derivatives (Note 16)	—	508	1,365	1,873	—	1,873	—	—	—	—	—	1,873	1,873
Loans to third parties and other financial assets	—	—	—	—	—	—	—	282	—	282	282	282	282
Current financial investments	**—**	**96**	**244**	**340**	**—**	**340**	**—**	**62**	**—**	**62**	**62**	**402**	**402**
Loans to third parties and other financial assets	—	—	—	—	—	—	—	62	—	62	62	62	62
Derivatives (Note 16)	—	96	244	340	—	340	—	—	—	—	—	340	340
Total financial investments	**466**	**604**	**1,609**	**2,679**	**466**	**2,213**	**—**	**344**	**—**	**344**	**344**	**3,023**	**3,023**

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.




9.2 Financial assets at fair value with changes though income statement and hedges with changes through equity

These two asset categories include the fair value of outstanding derivative financial instruments at December 31, 2024 and 2023 (see note 16).

9.3 Financial assets at fair value with changes through equity

This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2024 and 2023 are as follows:

December 31, 2024

Millions of euros	Opening balance	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	363	—	54	417
China Unicom (Hong Kong), Ltd.	103	(144)	41	—
Total	**466**	**(144)**	**95**	**417**

December 31, 2023

Millions of euros	Opening balance	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	249	—	114	363
China Unicom (Hong Kong), Ltd	105	—	(2)	103
Promotora de Informaciones, S.A. (PRISA)	4	(5)	1	—
Total	**358**	**(5)**	**113**	**466**

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)
At December 31, 2024 and 2023 Telefónica, S.A.'s investment in BBVA represents 0.766% and 0.756%, respectively, of that company's share capital at each year-end.

China Unicom (Hong Kong), Ltd.
The investment in China Unicom (Hong Kong), Ltd. (182 million shares) in 2023 represented 0.593% of that company's share capital.The shares are quoted in Hong Kong stock exchange.

During the second half of 2024 the Company has traded in the market the total amount of its shares in this investment achieving an aggregate profit of 53 million euros included under the caption "Net result on financial assets at fair value with changes through equity" of the income statement.

The impacts shown in the column Fair value adjustments on both years include the fair value adjustments in the quotation of these investments. These impacts are registered in the equity of the Company (note 11.2).





9.4 Financial assets at amortized cost

The breakdown of investments included in this category at December 31, 2024 and 2023 is as follows:

Millions of euros	2024	2023
Financial assets at amortized cost, non-current:		
Deposits related to real state properties	6	6
Collateral guarantees	108	273
Marketable debt securities	2	3
Financial assets at amortized cost, current:		
Loans to third parties	526	5
Collateral guarantees	39	55
Other current financial assets	8	2
Total	**689**	**344**

Collateral guarantees are comprised in both years under the caption Financial assets at amortized cost and classified in accordance with the maturity of the underlying derivative instruments which they relate to.

In relation with collateral contracts, there is an additional guarantee of 59,808 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 58 million euros as of December 31, 2024 (there were 51,988 bonds with a notional of 47 million euros as of December 31, 2023).

As detailed in note 20 b) of these financial statements, on November 12, 2024, Telefónica has obtained a favorable award regarding the investment dispute submitted to the International Centre for Settlement of Investment Disputes ("ICSID") against the Republic of Colombia. The Court has stated that the Republic of Colombia failed to comply with its obligation to grant fair and equitable treatment to Telefónica's investments under Article 2(3) of the APPRI, and has ordered it to pay the amount of 380 million U.S. dollars (equivalent to 365 million euros converted at year-end exchange rates) plus compound interest at a rate of 5% as compensation for the damages caused. Total accumulated accrued interest as of December 31, 2024 amounts to 164 million US dollars (equivalent to 158 million euros).

Moreover, the Company is entitled to be reimbursed for the legal costs suffered during the proceeding.

Once the decision was received and following the legal analysis carried out, Telefónica's management considers that the decision represents a firm right of collection and therefore, it has been recorded in the financial statements as of December 31, 2024 under the heading loans to third parties in the 2024 column of the attached table.

As indicated in note 20 b) the execution of the decision is provisionally suspended until the court's decision, which is expected in the short term.

In 2023 the concept of loans to third parties included the uncollected amounts from financial entities as a result of the maturity of derivative instruments.

Other current financial assets include in 2024 and 2023 the uncollected revenues from bank accounts.




Note 10. Trade and other receivables

The breakdown of "Trade and other receivables" at December 31, 2024 and 2023 is as follows:

Millions of euros	2024	2023
Trade receivables	30	28
Trade receivables from Group companies and associates	211	233
Other receivables	—	1
Employee benefits receivable	1	1
Tax receivables (Note 17)	23	237
Total	**265**	**500**

"Trade receivables from Group companies and associates" mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see note 7).

Trade receivables and Trade receivables from Group companies and associates in 2024 and 2023 include balances in foreign currency equivalent to 104 and 98 million euros, respectively.

In 2024 and 2023 these amounts relate to receivables in US dollars and pounds sterling.

These balances give rise to positive exchange rate differences in the income statement by 5 and 3 million euros in 2024 and 2023.




Note 11. Equity

11.1 Capital and reserves

a) Share capital

2024

At December 31, 2024, Telefónica, S.A.´s share capital amounted to 5,670,161,554 euros and is divided into 5,670,161,554 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

The Board of Directors of Telefónica, S.A. at its meeting held on April 12, 2024, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders' Meeting held on the same day.

The share capital of Telefónica, S.A. was reduced in the amount of 80,296,591 euros, through the cancellation of 80,296,591 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,670,161,554 euros corresponding to 5,670,161,554 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced by 230 million euros.

The reduction did not entail the return of contributions to the shareholders since the Company was the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 80,296,591 euros). This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company cannot claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.

On May 13, 2024, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.

The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).

2023

As of December 31, 2023, the share capital of Telefónica, S.A. was set at 5,750,458,145 euros and was divided into 5,750,458,145 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

The impacts in 2023 share capital are detailed below:

On March 31, 2023 the Board of Directors of Telefónica, S.A. agreed to carry out the share capital reduction with treasury share amortization previously approved by the General Shareholders' Meeting, held on the same date.

The share capital was reduced by 24,779,409 euros after the amortization of 24,779,409 treasury shares, with a par value of 1 euro each. The share capital of the Company was set at 5,750,458,145 euros, corresponding to 5,750,458,145 shares with a par value of 1 euro each. As a consequence of this transaction, the share premium reserve was reduced by 73 million euros.

The reduction of capital did not entail the return of contributions to the shareholders since the Company was the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 24,779,409 euros). This reserve for cancelled share capital could only be used if the same requirements as those applicable to the reduction of share capital were met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company could not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.

On April 17, 2023 the deed of the share capital reduction was registered in the Commercial Registry of Madrid.

Authorizations by Shareholders' Meeting

As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders' Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and




at any time, within a period of five years from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders' Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Corporate Enterprises Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2024, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.

Furthermore, the Ordinary General Shareholders' Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company's By-Laws, the power to issue securities, including preferred shares and warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company, and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account. Moreover, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the companies belonging to its Group of companies, within a maximum period of five years as from the date of adoption of the resolution.

On the other hand, on March 31, 2023, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders' Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.

On December 31, 2024 and 2023, Telefónica, S.A. held the following treasury shares:

	Number of shares	Euros per share		Market value (*)	%
		Acquisition price	Trading price		
Treasury shares at Dec 31 2023	111,099,480	3.87	3.53	393	1.932 %
Treasury shares at Dec 31 2024	26,874,751	3.97	3.94	106	0.474 %

(*) Millions of euros




The movement in treasury shares of Telefónica, S.A. during the years 2024 and 2023 is as follows:

	Number of shares
Treasury shares at 12/31/22	**85,217,621**
Acquisitions	60,070,274
Share capital reduction	(24,779,409)
Employee share option plan (See Note 19.3)	(8,845,558)
Other movements	(563,448)
Treasury shares at 12/31/23	**111,099,480**
Acquisitions	36,525,204
Disposals	(20,543,444)
Share capital reduction	(80,296,591)
Employee share option plan (See Note 19.3)	(19,909,898)
Treasury shares at 12/31/24	**26,874,751**

Acquisitions

In 2024 and 2023 acquisition of treasury shares amounting to 145 and 223 million euros respectively, have been registered (see note 21).

Share redemption

On April 24, 2024, following the agreement of the General Shareholders' Meeting held on the same date, the share capital reduction was carried out through the cancellation of 80,296,591 own shares with an impact of 310 million euros.

On March 31, 2023 following the agreement of the General Shareholders' Meeting held on the same date, the share capital reduction was carried out with the amortization of 24,779,409 treasury shares with an impact of 98 million euros.

Disposals

The amount recorded for sales of treasury shares in 2024 amounts to 81 million euros. The difference with the proceeds from the sale has been recorded under the unrestricted reserves caption.

Employee share option plan

Treasury shares related to share plans redemptions in 2024 and 2023 amount to 78 and 35 million euros, respectively.

Other instruments

The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 173 million of Telefónica shares, mainly contracted through Banco Bilbao Vizcaya, recorded in the balance sheet at December 31, 2024 in accordance with their maturity date and fair value (193 million euros at December 31, 2023).

b) Legal reserve

According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. The General Shareholders' meeting of April 12, 2024 approved an increase of 91 million euros in the legal reserve as a result of the 2023 profit distribution. On December 31, 2024 and 2023, this reserve amounted to 1,150 and 1,059 million euros representing 20.28% and 18.42% of the share capital at both year ends, respectively.

c) Other reserves

The concepts included under this caption are:

- The Revaluation reserve which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2024 and 2023, an amount of 2 and 3 million euros, corresponding to revaluation reserves subsequently considered unrestricted has been reclassified to Other reserves. The balance of this reserve at December 31, 2024 and 2023 was 49 and 51 million euros, respectively.

- Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company carries out a share capital reduction, it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The cumulative amount of the reserve for cancelled share capital at December 31, 2024 and 2023 totals 1,059 and 978 million euros, respectively.

- In addition to the restricted reserves explained above, Other reserves includes unrestricted reserves from gains obtained by the Company in prior years. In addition, this caption includes the equity impacts of the corporate transactions described in note 8. Thus, in 2024 the negative impact of the in-kind contribution of the Telefónica Deutschland Holding, A.G. shares to Telefónica Local Services GmbH (see note 8) amounting to 380 million euros is shown under the caption Other movements of the statement of changes in equity.




In 2023 the reverse merger between Pontel Participaciones, S.L. and Telxius Telecom, S.A. with absorption of the first entity by the latter generated a negative impact by 418 million euros in the statement of changes in equity under the "other movements" caption. The merger between Telefónica Innovación Digital, S.L. (previously Telefónica Digital España, S.L.) and Telefónica Investigación y Desarrollo, S.A. has an effect of 1 million euros registered under the same caption.

d) Dividends

Dividend distribution in 2024
Approval was given at the General Shareholders' Meeting of April 12, 2024 to pay a dividend in cash charge to unrestricted reserves amounting to 0.30 euros per share payable in two tranches.

On June 20, 2024, cash dividend of 0.15 euros per share was paid, for a total amount of 846 million euros, and on December 19, 2024, a second payment of 0.15 euros amounting to 847 million euros.

Dividend distribution in 2023
Approval was given at the General Shareholders' Meeting of March 31, 2023 to pay a dividend in cash charge to unrestricted reserves, in two tranches, for an approximate amount of 0.30 euros per share.

On June 15, 2023, 0.15 euros per share was paid, for a total amount of 851 million euros, and on December 14, 2023, a second payment of 0.15 euros amounting to 847 million euros.

11.2 Unrealized gains (losses) reserve

The movements in the items composing "Unrealized gains (losses) reserve" in 2024 and 2023 are as follows:

2024

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Financial assets at fair value with changes through equity (Note 9.3)	101	96	—	(53)	—	144
Cash flow hedges	269	428	(107)	(565)	141	166
Total	**370**	**524**	**(107)**	**(618)**	**141**	**310**

2023

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Financial assets at fair value with changes through equity (Note 9.3)	(14)	113	—	2	—	101
Cash flow hedges	546	(432)	109	63	(17)	269
Total	**532**	**(319)**	**109**	**65**	**(17)**	**370**

Since 2018, the Company includes the fair value hedges, whose impacts are generated and transferred to the income statement in the same period, in the statement of recognized income and expense in equity, and transfers the amounts to the income statement of the same period. The impacts are shown in the column Valuation at market value and with the opposite sign in the column Amounts transferred to income statement of the tables above.





Index

Note 12. Financial liabilities

The breakdown of "Financial liabilities" at December 31, 2024 and 2023 is as follows:

2024

Millions of euros	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST			
				MEASUREMENT HIERARCHY						
	Financial liabilities with changes through income statement	Hedges with changes through equity	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Financial liabilities at amortized cost	Fair value of financial liabilities	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	**599**	**1,103**	**1,702**	**—**	**1,702**	**—**	**35,397**	**36,724**	**37,099**	**36,724**
Payable to Group companies and associates	—	—	—	—	—	—	33,893	33,508	33,893	33,508
Bank borrowings	—	—	—	—	—	—	828	838	828	838
Derivatives (Note 16)	599	1,103	1,702	—	1,702	—	—	1,702	1,702	1,702
Other financial liabilities	—	—	—	—	—	—	676	676	676	676
Current financial liabilities	**160**	**19**	**179**	**—**	**179**	**—**	**5,383**	**5,514**	**5,562**	**5,514**
Payable to Group companies and associates	—	—	—	—	—	—	5,260	5,212	5,260	5,212
Bank borrowings	—	—	—	—	—	—	87	87	87	87
Bonds and other marketable debt securities	—	—	—	—	—	—	35	35	35	35
Derivatives (Note 16)	160	19	179	—	179	—	—	179	179	179
Other financial liabilities	—	—	—	—	—	—	1	1	1	1
Total financial liabilities	**759**	**1,122**	**1,881**	**—**	**1,881**	**—**	**40,780**	**42,238**	**42,661**	**42,238**





Index

| 2023 | LIABILITIES AT FAIR VALUE | | | | | | LIABILITIES AT AMORTIZED COST | | | |
| | | | | MEASUREMENT HIERARCHY | | | | | | |
Millions of euros	Financial liabilities with changes through income statement	Hedges with changes through equity	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Financial liabilities at amortized cost	Fair value of financial liabilities	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	**597**	**935**	**1,532**	**—**	**1,532**	**—**	**34,542**	**35,556**	**36,074**	**35,556**
Payable to Group companies and associates	—	—	—	**—**	—	—	33,482	32,933	33,482	32,933
Loans with financial entities	—	—	—	**—**	—	—	513	544	513	544
Derivatives (Note 16)	597	935	1,532	**—**	1,532	—	—	1,532	1,532	1,532
Other financial liabilities	—	—	—	**—**	—	—	547	547	547	547
Current financial liabilities	**149**	**30**	**179**	**—**	**179**	**—**	**7,496**	**7,674**	**7,675**	**7,674**
Payable to Group companies and associates	**—**	**—**	**—**	**—**	**—**	**—**	7,353	7,351	7,353	7,351
Loans with financial entities	—	—	—	**—**	—	—	141	142	141	142
Derivatives (Note 16)	149	30	179	**—**	179	—	—	179	179	179
Other financial liabilities	—	—	—	**—**	—	—	2	2	2	2
Total financial liabilities	**746**	**965**	**1,711**	**—**	**1,711**	**—**	**42,038**	**43,230**	**43,749**	**43,230**

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica. The calculation of the fair values of the Company's financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company's bonds and credit derivatives.





Note 13. Bonds and other marketable debt securities

This caption, at December 31, 2024 and 2023, only includes a promissory notes program.

The features of the 2024 and 2023 programs are the same and the detail is as follows:

Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
500 millions of euros	Auctions	100,000 euros	30, 60, 90, 180 and 364 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 364 days	Specific transactions

The balances and movements of the financial instruments included under this caption at December 31, 2024 and 2023 are as follows:

Millions of euros	2024 Other marketable debt securities (Promissory notes)	2023 Other marketable debt securities (Promissory notes)
Opening balance	—	—
Additions	63	29
Disposals	(28)	(29)
Closing balance	**35**	—
Details of maturities:		
Non-current	—	—
Current	35	—

The average interest rate for promissory notes in 2024 has been 3.646% (3.256% in 2023).





Note 14. Interest-bearing debt and derivatives

14.1 Detail of debt balances

The balances at December 31, 2024 and 2023 are as follows:

December 31, 2024

Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	87	828	915
Derivatives (Note 16)	179	1,702	1,881
Total	**266**	**2,530**	**2,796**

December 31, 2023

Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	141	513	654
Derivatives (Note 16)	179	1,532	1,711
Total	**320**	**2,045**	**2,365**

14.2 Disclosure of nominal amount of debts

The nominal values of the main interest-bearing debts at December 31, 2024 and 2023 is as follows:

2024

Description	Value Date	Maturity Date	Currency	Limit 12/31/2024 (millions of local currency)	Balance (millions of euros)
Bilateral Loan	11/21/2024	12/16/2031	EUR	100	100
Bilateral Loan	10/09/2024	10/31/2031	EUR	140	140
Bilateral Loan	03/27/2024	07/31/2034	EUR	150	150
Bilateral Loan	02/14/2023	09/29/2033	EUR	150	150
Bilateral Loan	12/23/2022	06/15/2033	EUR	125	125
Bilateral Loan	09/26/2022	12/15/2032	EUR	150	150




2023

Description	Value Date	Maturity Date	Currency	Limit 12/31/2023 (millions of local currency)	Balance (millions of euros)
Structured Financing (*)	12/11/2015	03/11/2026	USD	150	136
Structured Financing (*)	12/11/2015	03/11/2026	EUR	101	101
Bilateral loan	09/26/2022	12/15/2032	EUR	150	150
Bilateral loan	12/23/2022	06/15/2033	EUR	125	125
Bilateral loan	02/14/2023	09/29/2033	EUR	150	150

(*) Facilities with amortization schedule, showing in the column "Limit 12/31/2023" the outstanding amount.

14.3 Maturities of balances

The maturity of balances at December 31, 2024 and 2023 are as follows:

December 31, 2024

Millions of euros	2025	2026	2027	2028	2029	Subsequent years	Closing balance
				Maturity			
Loans with financial entities	87	15	(2)	—	—	815	915
Derivatives (Note 16)	179	45	531	353	265	508	1,881
Total	**266**	**60**	**529**	**353**	**265**	**1,323**	**2,796**

December 31, 2023

Millions of euros	2024	2025	2026	2027	2028	Subsequent years	Closing balance
				Maturity			
Loans with financial entities	141	46	45	(3)	—	425	654
Derivatives (Note 16)	179	71	58	568	247	588	1,711
Total	**320**	**117**	**103**	**565**	**247**	**1,013**	**2,365**

14.4 Interest-bearing debt arranged or repaid in 2024

The most significant transactions in 2024 mainly includes the following:

Description	Limit 12/31/2024 (*) (millions)	Currency	Outstanding balance Dec 31 2024 (million euros)	Arrangement date	Maturity date	Drawdown 2024 (million euros)	Repayment 2024 (million euros)
Telefónica, S.A.							
Green Syndicated [1]	5,500	EUR	—	03/15/2018	01/13/2029	—	—
Bilateral loan	—	EUR	150	3/27/2024	07/31/2034	150	—
Bilateral loan	—	EUR	140	10/09/2024	10/31/2031	140	—
Bilateral loan	—	EUR	100	11/21/2024	12/16/2031	100	—

[1] The second one year extension option of the 5,500 million euros green syndicated credit facility of Telefonica, S.A., was executed on January 13, 2024 with a maximum maturity up to 2029.
(*) Undrawn limit.




14.5 Average interest on loans and borrowings

The average interest rate in 2024 on loans and borrowings denominated in euros was 4.223% (3.281% in 2023) and 2.4% (2.6% in 2023) for foreign-currency loans and borrowings.

14.6 Unused credit facilities

The balances of loans and borrowings only relate to drawn down amounts.

At December 31, 2024 and 2023, Telefónica had undrawn credit facilities amounting to 9,524 million euros and 9,688 million euros, respectively.

Financing arranged by Telefónica, S.A. at December 31, 2024 and 2023 is not subject to compliance with financial ratios (covenants).




Note 15. Payable to group companies and associates

15.1 Detail of group debts

The breakdown of payable to group companies and associates at the 2024 and 2023 year ends is as follows:

December 31, 2024

Millions of euros	Non-current	Current	Total
Loans	33,882	5,048	38,930
Trade payables to Group companies and associates	11	111	122
Derivatives (Note 16)	—	5	5
Tax Group payables to subsidiaries	—	96	96
Total	**33,893**	**5,260**	**39,153**

December 31, 2023

Millions of euros	Non-current	Current	Total
Loans	33,473	7,103	40,576
Trade payables to Group companies and associates	9	107	116
Derivatives (Note 16)	—	15	15
Tax Group payables to subsidiaries	—	128	128
Total	**33,482**	**7,353**	**40,835**

The maturity of these loans at the 2024 and 2023 year ends is as follows (figures in millions of euros):

December 31, 2024

Company	2025	2026	2027	2028	2029	2030 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	2,375	1,881	3,445	1,940	2,528	14,630	26,799
Telefónica Europe, B.V.	1,388	998	998	1,493	997	4,852	10,726
Telfisa Global, B.V.	1,285	—	—	—	—	—	1,285
Telefónica Móviles Argentina, S.A.	—	—	—	—	120	—	120
Total	**5,048**	**2,879**	**4,443**	**3,433**	**3,645**	**19,482**	**38,930**




December 31, 2023

Company	2024	2025	2026	2027	2028	2029 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	1,298	2,013	1,853	3,367	1,935	15,049	25,515
Telefónica Europe, B.V.	1,225	1,298	998	997	1,491	4,472	10,481
Telfisa Global, B.V.	4,580	—	—	—	—	—	4,580
Total	**7,103**	**3,311**	**2,851**	**4,364**	**3,426**	**19,521**	**40,576**

Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2024 amounting 10,726 million euros (10,481 million euros in 2023). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with average interest rates at December 31, 2024 of 5.23% (4.75% in 2023). The main source of this financing was the funds obtained through the issuance of undated deeply subordinated reset rate guaranteed securities amounting to 7,578 million euros (7,656 million euros in 2023), bonds and debentures amounting to 1,656 million euros in 2024 y 2023 and commercial paper amounting to 1,165 million euros (1,000 million euros in 2023)

Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2024 was 26,799 million euros (25,515 million euros in 2023). This financing is arranged as loans between these companies on the similar terms and conditions as those of the notes issued under the debt issuance programs of Telefónica Emisiones, S.A.U. The average interest rate in 2024 was 3.33% (3.08% in 2023). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2024 by tapping the European capital markets, issuing bonds totaling 1,750 million euros (850 million euros in 2023).

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes adjustments to amortized cost at December 31, 2024 and 2023 as a result of fair value interest rate and exchange rate hedges.

In January 2024 Telefónica Móviles Argentina, S.A. granted a 117 million US dollars loan to Telefónica, S.A. with maturity date in 2029. The payment of interests was originally established to be biannual but in July 2024 the contract was amended so that the interests will be paid at maturity.

Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States, Europe and Spain. The balance payable to this subsidiary is formalized through several deposit agreements accruing interest at market rates and amounting to 1,285 million euros in 2024 (4,580 million euros in 2023).

15.2 Tax liabilities

The balance of "Payable to subsidiaries due to taxation on a consolidated basis" was 96 and 128 million euros at December 31, 2024 and 2023, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax loss carryforwards) to the tax group headed by Telefónica, S.A. (see note 17). The current or non-current classification is based on the Company's projection of maturities.

The most significant balances in 2024 correspond to Telefónica Hispanoamérica, S.L. amounting to 40 million euros and Telefónica Latinoamérica Holding, S.L. amounting to 24 million euros.

The most significant balances in 2023 corresponded to Telefónica Latinoamérica Holding, S.L. amounting to 38 million euros and 73 million euros for Telefónica de España, S.A.




Note 16. Derivative financial instruments and risk management policies

a) Derivative financial instruments

During 2024, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.

At December 31, 2024, the total outstanding balance of derivatives transactions was 68,590 million euros (64,139 million euros in 2023), of which 50,369 million euros are related to interest rate risk and 18,221 million euros to foreign currency risk. In 2023 there were, 44,719 million euros related to interest rate risk and 19,420 million euros to foreign currency risk.

This figure is inflated by the use, in some cases, of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). The high volume is also due to the fact that when a derivative transaction is cancelled, the Company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

It should be noted that on December 31, 2024, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 774 million euros (636 million euros in 2023). At year-end 2024 and 2023, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intragroup hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.




The breakdown of Telefónica, S.A.'s interest rate and exchange rate derivatives at December 31, 2024, their notional amounts at year end and the expected maturity schedule is as follows:

2024

Millions of euros		Telefónica receives		Telefónica pays	
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	**36,286**				
Fixed to floating	12,928	12,928	EUR	12,928	EUR
Floating to fixed	13,860	13,860	EUR	13,860	EUR
Floating to floating	9,498	9,498	EUR	9,498	EUR
Foreign currency interest rate swaps	**14,083**				
Fixed to floating					
GBPGBP	482	400	GBP	400	GBP
USDUSD	13,601	14,138	USD	14,138	USD
Exchange rate swaps	**13,090**				
Fixed to fixed					
GBPEUR	582	500	GBP	582	EUR
Fixed to floating					
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating					
EURUSD	260	260	EUR	270	USD
GBPEUR	448	400	GBP	448	EUR
USDEUR	11,705	12,938	USD	11,705	EUR
Forwards	**5,131**				
BRLEUR	16	101	BRL	16	EUR
EURPEN	160	160	EUR	627	PEN
CZKEUR	92	2,340	CZK	92	EUR
EURBRL	2,804	2,804	EUR	18,047	BRL
EURCLP	1	1	EUR	1,075	CLP
EURGBP	221	221	EUR	183	GBP
EURMXN	1	1	EUR	11	MXN
EURUSD	1,079	1,079	EUR	1,122	USD
GBPEUR	23	19	GBP	23	EUR
USDBRL	20	22	USD	128	BRL
USDCLP	3	4	USD	3,281	CLP
USDCOP	3	3	USD	12,682	COP
USDEUR	698	740	USD	698	EUR
USDPEN	2	2	USD	9	PEN
CLPUSD	1	756	CLP	1	USD
BRLUSD	7	44	BRL	8	USD
Total	**68,590**				




The breakdown by average maturity is as follows:

Millions of euros

Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Pension Plans	**5,966**	**935**	**2,507**	**1,367**	**1,157**
Loans	**719**	**96**	**278**	**—**	**345**
In national currency	250	—	—	—	250
In foreign currencies	469	96	278	—	95
Debentures and bonds MtM	**48,074**	**4,992**	**12,120**	**1,105**	**29,857**
In national currency	13,288	4,175	100	175	8,838
In foreign currencies	34,786	817	12,020	930	21,019
Other underlying (*)	**13,831**	**9,852**	**279**	**—**	**3,700**
Forward	5,131	4,852	279	—	—
IRS	8,700	5,000	—	—	3,700
Total	**68,590**	**15,875**	**15,184**	**2,472**	**35,059**

(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.




The breakdown of Telefónica, S.A.'s derivatives in 2023, their notional amounts at year end and the expected maturity schedule is as follows:

2023

Millions of euros		Telefónica receives		Telefónica pays	
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	**31,386**				
Fixed to floating	11,208	11,208	EUR	11,208	EUR
Floating to fixed	12,580	12,580	EUR	12,580	EUR
Floating to floating	7,598	7,598	EUR	7,598	EUR
Foreign currency interest rate swaps	**13,333**				
Fixed to floating					
GBPGBP	460	400	GBP	400	GBP
USDUSD	12,873	14,226	USD	14,226	USD
Exchange rate swaps	**12,910**				
Fixed to fixed					
GBPEUR	582	500	GBP	582	EUR
Fixed to floating					
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating					
GBPEUR	448	400	GBP	448	EUR
USDEUR	11,785	13,026	USD	11,785	EUR
Forwards	**6,510**				
BRLEUR	39	210	BRL	39	EUR
EURPEN	95	95	EUR	391	PEN
CZKEUR	95	2,339	CZK	95	EUR
EURBRL	3,194	3,194	EUR	17,088	BRL
EURCLP	58	58	EUR	56,635	CLP
EURGBP	324	324	EUR	282	GBP
EURMXN	1	1	EUR	15	MXN
EURUSD	1,415	1,415	EUR	1,563	USD
GBPEUR	12	10	GBP	12	EUR
USDBRL	26	27	USD	138	BRL
USDCLP	4	5	USD	4,315	CLP
USDCOP	3	3	USD	13,885	COP
USDEUR	1,237	1,358	USD	1,237	EUR
USDPEN	3	3	USD	12	PEN
CLPUSD	1	872	CLP	1	USD
BRLUSD	2	9	BRL	2	USD
COPUSD	1	4,027	COP	1	USD
PENUSD	—	2	PEN	—	USD
Subtotal	**64,139**				




The breakdown by average maturity is as follows:

Millions of euros

Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Pension plans	**6,254**	**1,138**	**2,627**	**1,445**	**1,044**
Loans	**765**	**560**	**111**	**—**	**94**
In national currency	400	400	—	—	—
In foreign currencies	365	160	111	—	94
Debentures and bonds MtM	**42,609**	**3,298**	**4,636**	**7,859**	**26,816**
In national currency	8,650	2,850	125	275	5,400
In foreign currencies	33,959	448	4,511	7,584	21,416
Other underlying (*)	**14,511**	**10,811**	**—**	**—**	**3,700**
Forward	6,511	6,511	—	—	—
IRS	8,000	4,300	—	—	3,700
Total	**64,139**	**15,807**	**7,374**	**9,304**	**31,654**

(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.

The debentures and bonds hedged relate to intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

b) Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Telefónica are as follows:

Exchange rate risk

Foreign currency risk primarily arises in connection with: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than euro (primarily in Latin America and in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt and (iii) due to those accounts payable or receivable referred to the entity that has registered the transaction.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), (ii) the value of non-current liabilities at fixed interest rates and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from derivatives on treasury shares.

Other risks

Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by changes in the credit spreads (over benchmark rates) demanded by lenders.

Credit risk appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated, or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.

Risk management

Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, credit and share prices) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this




way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt internally calculated. Telefónica believes that these parameters are more appropriate to understand its debt position. Net debt and net financial debt take into account the impact of the Group's cash and cash equivalents balances including derivative positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt).

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in case of depreciation in foreign currencies relative to the euro, any potential losses is hedged in the value of the business investment in foreign currency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of a business in currencies other than euro, additional hedges can be made based on the estimate prices of the transactions or on estimated cash flows.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.

At December 31, 2024, net financial debt in pounds sterling was equivalent to 46 million euros (82 million euros at December 31, 2023). The synthetic debt target denominated in pounds sterling will be directly related to the flows that are expected to be repatriated from VMED O2 UK.

Telefónica also manages its exchange rate risk seeking to significantly reduce the negative impact of any currency exposure on the income statement, both from transactions recognized on the balance sheet and those classified as highly probable, regardless of whether or not open positions are held. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining funding in the local currency, making it impossible to arrange a low-cost hedge (as in Argentina and Venezuela); (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for funding through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high depreciation risks.

The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others: bond issuances in currencies other than the euro, which is Telefónica, S.A.'s functional currency, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments and collections in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.

Interest rate risk

Telefónica´s financial expenses are exposed to changes in interest rates. In 2024 the euro, Brazilian real, pounds sterling and the US dollar were the short term rates that accounted for most of the exposure. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

	Impact on Consolidated P/L	Impact on Telefónica, S.A. P/L	Impact on Consolidated Equity	Impact on Telefónica, S.A. Equity
+100bp	(41)	(14)	533	363
-100bp	41	14	(533)	(363)

To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2024 has been assumed, as well as a 100 basis point decrease in all currencies in order to avoid negative rates. The constant position equivalent to that prevailing at the end of the year has also been assumed.

To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2024 was assumed, as well as a 100 basis point decrease in all currencies and terms. Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.




In both cases, only transactions with external counterparties have been considered.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.

According to the share-based payments plans (see note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by Telefónica or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future implies a risk since there could be an obligation to hand over the maximum number of shares granted at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price at the vesting date is above the price at the start of the cycle. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.

In 2021, the General Shareholder's Meeting approved a long-term incentive plan consisting of the delivery of shares of Telefónica, S.A. allocated to executives and managers of the Telefónica Group.

Additionally, the 2022 Shareholder's Meeting approved a share plan for the incentivized purchase of shares for employees of the Telefónica Group, which was implemented in June 2022.

Finally, in 2024 the General Shareholders' Meeting approved a long-term incentive plan consisting of the delivery of shares of Telefónica, S.A. allocated to executives and managers of the Telefónica Group.

The characteristics of these above mentioned plans are described in note 19.

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, part of the treasury shares of Telefónica, S.A. held at December 31, 2024 might be used to hedge the shares deliverable under the new plans. The fair value of the treasury shares at liquidation moment could increase or decrease depending on the variations in Telefónica, S.A.'s share quotation.

Liquidity risk

Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1. Telefónica's average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2. Telefónica must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

Country risk

Telefónica managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1. Partly matching assets to liabilities (those not guaranteed by the parent company) in the Latin American companies so that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2. Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose "senior debt" ratings are of at least "A-" or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group's derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.




CVA or net *Credit Valuation Adjustment* (CVA+DVA) by is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default (LGD). In order to calculate these variables standard market practices are used.

When managing credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSAs under certain conditions as well as derivatives with early termination conditions.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below "A", trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); the counterparty-related CDS compared with the banks which Telefónica S.A. operates with (on analogue way as to the derivatives) and the instruments in which the surpluses may be invested (money-market instruments).

Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the individual financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.

This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.

Telefónica's maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see notes 8 and 9) and the guarantees given by Telefónica (see note 20).

Capital management

Telefónica's corporate finance department takes into consideration several factors for the evaluation of the capital structure of the Company, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a certain level of net financial debt (excluding items of a non-recurring or exceptional nature) that allows a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different business units.

Interest rate benchmark reform and associated risks

In 2022, the transition was made to the new reference indexes affected as of December 31, 2022 (GBP Libor and CHF Libor) and in June 2023 the one related to USD Libor. Due to the need to incorporate substitute indexes (known as fallbacks) of the reference rates used in the contracts, in 2021 Telefonica, S.A. decided not to adhere to the ISDA Protocol and has since negotiated bilateral contracts with each affected counterparty. Thanks to the decisions agreed in 2021 to manage the changes in Libor, there have been no impacts from these changes, no contractual modifications of derivative instruments nor impact on hedging relationships directly affected by the reform. Thus, since June 2023, all Libor indexes have been replaced by Libor fallbacks for the entire portfolio outstanding on that date.

Derivatives Policy

Telefónica's derivatives policy emphasizes the following points:

- Derivatives based on a clearly identified underlying.

- Matching of the underlying to one side of the derivative.

- Matching the company contracting the derivative and the company that owns the underlying.

- Ability to measure the derivative's fair value using the valuation systems available to the Telefónica Group.




- Sale of options only when there is an underlying exposure.

Hedge accounting

Hedges can be of three types:

- Fair value hedges.

- Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instruments used are options and only the intrinsic value of the option is recognized as an effective hedge. The changes in the temporal value of the option are registered in the income statement.

- Net investment hedges in consolidated foreign subsidiaries. Generally, such hedges are arranged by the parent company. Wherever possible, these hedges are implemented through real debt in foreign currency. However, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It might also occur that the local debt market is not deep enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances, derivatives, either forwards or cross-currency swaps, are mainly used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our equity. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in the perceived risk on the underlying or a change in market view. The hedges must meet the effectiveness test and be well documented. To gauge the efficiency of transactions defined as accounting hedges, Telefónica analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedging instrument would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.

The possible sources of ineffectiveness that might arise when designing a hedging relationship and that will be considered when establishing the hedging rationale are:

- The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.

- The hedging instrument starts with initial value and a financing effect is produced.

- When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.

The main guiding principles for risk management are laid down by Telefónica's finance department (who are responsible for balancing the interests of the companies in a standalone basis and those of the Telefónica Group). The Corporate finance department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.

In 2024 the Company recognized a loss of 0.6 million euros for the ineffective part of cash flow hedges (a loss of 2.8 million euros in 2023).

The fair value of Telefónica, S.A.'s derivatives with third parties amounted to a positive MtM (accounts receivable) of 961 million euros in 2024 (502 million euros in 2023).

The fair value of Telefónica, S.A.´s intragroup derivatives amounted to a positive MtM minor than 1 million euros in 2024 (accounts payable of 12 million euros in 2023).

The breakdown of the Company's derivatives with third party counterparties at December 31, 2024 and 2023 by type of hedge, their fair value at year end and the expected maturity schedule of the notional amounts is as follows:




2024

Millions of euros

		Notional amount maturities (*)				
Derivatives	Fair value (**)	2025	2026	2027	Subsequent years	Total
Interest rate hedges	**(224)**	**(1,802)**	**—**	**381**	**(4,565)**	**(5,986)**
Cash flow hedges	23	(2,327)	—	—	3,627	1,300
Fair value hedges	(247)	525	—	381	(8,192)	(7,286)
Exchange rate hedges	**(578)**	**—**	**582**	**714**	**4,699**	**5,996**
Cash flow hedges	(578)	—	582	714	4,699	5,996
Interest and exchange rate hedges	**(5)**	**46**	**9**	**472**	**279**	**806**
Cash flow hedges	(5)	46	9	472	279	806
Net investment Hedges	**(69)**	**(2,595)**	**—**	**—**	**—**	**(2,595)**
Other derivatives	**(84)**	**(553)**	**895**	**(325)**	**(1,628)**	**(1,612)**
Interest rate	163	(348)	(738)	(325)	(2,253)	(3,664)
Exchange rate	(347)	(588)	1,240	—	625	1,277
Other	100	382	393	—	—	775

(*) For interest rate hedges, the positive amount is in terms of fixed "payment." For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.

2023

Millions of euros

		Notional amount maturities (*)				
Derivatives	Fair value (**)	2024	2025	2026	Subsequent years	Total
Interest rate hedges	**(300)**	**(1,200)**	**(302)**	**—**	**(3,849)**	**(5,351)**
Cash flow hedges	21	(1,500)	(827)	—	2,627	300
Fair value hedges	(321)	300	525	—	(6,476)	(5,651)
Exchange rate hedges	**(381)**	**(81)**	**—**	**582**	**5,413**	**5,914**
Cash flow hedges	(377)	—	—	582	5,413	5,995
Fair value hedges	(4)	(81)	—	—	—	(81)
Interest and exchange rate hedges	**30**	**80**	**46**	**9**	**751**	**886**
Cash flow hedges	30	80	46	9	751	886
Net investment Hedges	**6**	**(2,965)**	**—**	**—**	**—**	**(2,965)**
Other derivatives	**143**	**(168)**	**(239)**	**1,023**	**(1,032)**	**(416)**
Interest rate	109	(288)	(348)	(738)	(1,657)	(3,031)
Exchange rate	(110)	(687)	—	1,761	625	1,699
Other	144	807	109	—	—	916

(*) For interest rate hedges, the positive amount is in terms of fixed "payment." For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.




Note 17. Income tax

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2024 and 2023 comprised 47 and 45 companies, respectively.

This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.

Tax balances as of December 31, 2024 and 2023 are as follows:

Millions of euros	2024	2023
Tax receivables:	**1,748**	**1,460**
Deferred tax assets:	**1,725**	**1,224**
Deferred income tax (income)	518	371
Long-term tax credits for loss carryforwards	823	658
Unused tax deductions	384	195
Current tax receivables (Note 10):	**23**	**236**
Withholdings	5	10
Corporate income tax receivable	11	216
VAT and Canary Islands general indirect tax refundable	7	10
Tax payable:	**696**	**252**
Deferred tax liabilities:	**576**	**95**
Current payables to public administrations (Note 18):	**120**	**157**
Personnel income tax withholdings	5	5
Withholding on investment income, VAT and other	113	150
Social security	2	2

Telefónica, S.A., considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the Group is involved, amount to 3,687 million euros at December 31, 2024.

Dec 31 2024	Total carry-forwards	Less than 1 year	More than 1 year	Total recognized
Tax Group tax credits for loss carryforwards	**3,439**	868	2,571	**3,294**
Prior to Tax Group loss carryforwards (*)	**248**	—	248	—

(*) Unused tax credits for loss carryforwards

Total tax credits based on the taxable income recognized in the balance sheet at December 31, 2024 amounts to 823 million euros (658 million euros in 2023).

During 2024, Telefónica, S.A., as head of the Telefónica tax group, made no payments on account of income tax (198 million euros in 2023).




17.1 Movement in deferred tax assets and liabilities

The balances and movements in deferred tax assets and liabilities for Telefónica, S.A. at December 31, 2024 and 2023 are as follows:

2024

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	**658**	**371**	**195**	**1,224**	**95**
Additions	178	193	176	546	515
Disposals	(13)	(45)	(20)	(78)	(34)
Transfers to the tax Group's net position	—	—	33	33	—
Closing balance	**823**	**518**	**384**	**1,725**	**576**

2023

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	**38**	**118**	**267**	**423**	**189**
Additions	702	273	23	998	4
Disposals	(80)	(19)	(119)	(218)	(96)
Transfers to the tax Group's net position	(1)	—	24	23	(2)
Closing balance	**658**	**371**	**195**	**1,224**	**95**

The company assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies that conform the Tax Group, on the Spanish tax regulation and on the strategic decisions affecting the companies. On December 31, 2024 the estimate of the recoverability of deferred tax assets has been assessed taking into account, (i) the estimated Tax Group companies result, (ii) the regulatory changes caused by the entry into force of Law 38/2022 setting a limit to the compensation of loss within subsidiaries within Consolidated Tax Groups and (iii) the impacts of RD 3/2016 (see Sentence of the Constitutional Court over the Royal Decree 3/2016 at the end of this note) and (iv) the impact of Law 7/2024.

The aforementioned Law 7/2024 of December 20, also restores the obligation of reversal for impairment losses on investments that had been tax deductible prior to 2013 and that were pending of reversal as of January 1, 2024 (see section Constitutional Court Ruling on Royal Decree Law 3/2016 in this note). The reversal must be carried out, at a minimum, in equal parts for each of the first three fiscal years beginning after January 1, 2024, which has entailed the accounting of a deferred tax liability of 535 million euros for the outstanding balance at the beginning of fiscal year 2024. In addition, in its analysis of the recoverability of deferred tax assets at the end of 2024, the Company has taken into account the amount of impairment losses deducted before 2013

that are pending of reversal, quantifying the effects on the following years.

Pursuant to this analysis, in 2024 an activation of deferred tax assets for loss carryforwards amounting to 174 million euros and deductions amounting to 147 million euros have been recorded with a balancing entry to the deferred income tax caption by a total of 321 million euros.

In addition, deferred tax assets were recorded corresponding to deductible temporary differences amounting to 165 million euros, under the same Law, which also establishes the extension to the years 2024 and 2025 of the 50% limitation on the use of standalone tax loss carryforwards for the year, which must be reversed in equal parts during each of the ten years following its application.

As a consequence of the ruling by the EU General Court (TGEU) on September 27, 2023 finally cancelling the Third Decision 2015/314 of the European Commision (see note 17.3 Tax deductibility of financial goodwill in Spain), an addition of tax credits for loss carryforwards was recorded in 2023 by 334 million euros with an entry in deferred income tax.




Moreover, in 2023 a long term tax provisions (see note 18) and the related deferred tax assets were reversed by 49 million euros after the decision about the state aid recuperation procedure corresponding to the tax deductibility of financial goodwill from 2019 and 2020 (see note 17.3 Tax deductibility of financial goodwill in Spain).

Furthermore, in 2024 there has been a reversal in the deferred tax liabilities caption caused by the accounting of the tax effect in the valuation of financial derivative instruments with changes through equity amounting to 29 million euros (a reversal of 96 million euros in 2023).

17.2 Reconciliation of accounting profit (loss) to taxable income and income tax expense to income tax payable

The calculation of the income tax expense and income tax payable for 2024 and 2023 is as follows.

Millions of euros	2024	2023
Accounting profit (loss) before tax	**512**	**1,129**
Permanent differences	(1,799)	(3,102)
Temporary differences:	(34)	(7)
Arising in the year	39	61
Arising in prior years	(73)	(68)
Tax result	**(1,321)**	**(1,980)**
Gross tax payable	(330)	(495)
Corporate income tax refundable	**(330)**	**(495)**
Activation/Reversal of loss carryforwards and/or deductions	(335)	(655)
Temporary differences for tax valuation	9	2
Other effects	572	93
Corporate income tax accrued in Spain	**(84)**	**(1,055)**
Foreign taxes	31	31
Minimum complementary tax	2	—
Income tax	**(51)**	**(1,024)**
Current income tax	(155)	(244)
Deferred income tax	102	(780)

The permanent differences mainly correspond to the impairment of the investments in Group companies, to the non-taxable dividends received and to the financial goodwill.

The heading Activation/Reversal of loss carryforwards and/or deductions mainly includes the activation of loss carryforwards by 174 million euros as described at the beginning of this note (activation of loss carryforwards by 702 million euros in 2023) and the activation of

deductions by 147 million euros in 2024 (70 million euros of deduction reversals in 2023).

The "Other impacts" caption mainly includes the effects of the reversal of impairment losses deducted before 2013 and the inclusion of the years 2016 to 2021 as described in note 17.1, giving rise to a deferred tax liability of 535 million euros.

The caption "minimum complementary tax" arises from Law 7/2024, which implements the European regulation Pillar Two in Spain, establishing, with a retroactive effect for fiscal years starting on January 1, 2024, a complementary tax ensuring that large multinational groups are taxed at a minimum effective rate of 15% wherever they operate. The impact of this tax, which is no relevant in 2024, is shown in the chart above.

17.3 Tax inspections and tax-related lawsuits

In July 2019, new inspection proceedings were initiated with respect to several of the companies belonging to tax group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and period being audited were corporate income tax for the years 2014 to 2017.

In January 2022 the tax inspection proceeding was closed after the reception of the resolution agreement. The Company filed an appeal against this resolution to the Economic-Administrative Central court including the non-agreed adjustments, mainly corresponding to the "juros over equity". In December 2022 the Company received a rejected resolution by the Economic-Administrative Central court which was appealed by the Company to the Contencioso-Administrativo court in the Spanish Audiencia Nacional in February 2023.

With respect to the inspection proceedings for the years 2008-2011, in July 2022 a Supreme Court resolution was notified with the dismissal of the appeal filed by the Government lawyers against the resolution of the Spanish Audiencia Nacional dated October 29, 2021, which validated the liquidation usage criteria of negative loss carryforwards and deductions used by Telefónica, S.A. in the inspections agreements of those years.

On October 24, 2022 an execution agreement filed by the Spanish Audiencia Nacional ordered a payment to Telefónica, S.A. amounting to 790 million euros as notional of the taxes as well as 526 million euros of interests.

In July 2023 new inspection proceedings were initiated with respect to several of the companies belonging to tax group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and period being audited were as follows: corporate income tax for the years 2018 to 2021 and value added tax for period between May to December 2019 as well as the years 2020 and 2021.




At year-end of 2024, even if there are inspection proceedings ongoing, tax-related lawsuits to be concluded and additional years to be inspected yet, it was determined that there was no need to record additional liabilities to those already described in these financial statements.

Constitutional Court Ruling on Royal Decree Law 3/2016

On January 18, 2024, the plenary session of the Constitutional Court of Spain ("TC") unanimously declared unconstitutional certain measures introduced by Royal Decree-Law 3/2016 of December 2 on corporate income tax. Specifically, the TC declared unconstitutional the setting of stricter ceilings for the offsetting of tax loss carryforwards, the introduction ex novo of a limit on the application of double taxation deductions, and the obligation to automatically integrate into the tax base of the tax the impairment of holdings that had been deducted in previous years. This ruling, following the trend of previous TC rulings, points out that, in the interest of legal certainty, the effects of the declaration of unconstitutionality are limited.

However, because Telefónica has submitted letters of request for rectification for the financial years 2016 onwards of both the consolidated self-assessment tax returns (Form 220) of the Tax Group 24/90 and the individual self-assessment tax returns (Form 200) of the Group companies affected by the measures deemed to be unconstitutional, Telefónica would not be affected by any such limitation on the scope of the declaration of unconstitutionality.

Furthermore, on December 21, 2024, Law 7/2024 of December 20 was published in the Official State Gazette (BOE), which, in addition to regulating a complementary tax ensuring a minimum global tax rate for multinational groups (transposing European Council Directive 2022/2523 of December 15), introduces other changes to the corporate income tax in order to reverse the effects of the partial annulment of the tax measures introduced by Royal Decree-Law 3/2016 of December 2.

With effect from tax periods starting on or after January 1, 2024 and not yet concluded at the time the Law 7/2024 comes into force, the mandatory reversal regime for impairments of securities on share capital or equity that had been fiscally deductible prior to 2013 is reinstated.

Specifically, the total amount of impairments that were deductible before 2013 and are pending reversal as of January 1, 2024 must be included in the tax base.

The reversal must be made, at a minimum, in equal parts during each of the first three financial years starting from January 1, 2024. It will be possible to offset the positive income arising from this mandatory reversal with tax loss carryforwards generated in years prior to 2021, without the application of the 25% and 50% limits mentioned earlier (although the general 70% limit will still apply).

As a result, the corporate income tax returns of the fiscal group in Spain for the years 2016 to 2021 will be affected by the aforementioned ruling. Given the current status of the litigation related to the corporate income tax for 2016-2017 before the Spanish National Court, and the conclusion of the tax inspection process for the years 2018 to 2021, it is expected that the Spanish tax authorities will issue the corresponding enforcement agreements when the inspection procedure concludes in 2025.

Accordingly, Telefónica, with the support of its external advisors, based on the applicable financial reporting framework, has taken into account the effects of the unconstitutionality of Royal Decree-Law 3/2016 and Law 7/2024.

The effects are disclosed at the beginning of note 17.1 Movement in deferred tax assets and liabilities.

As a result of the execution of this TC ruling, as well as the ruling from the General Court of the European Union regarding the amortization of goodwill, Telefónica could once again have available (in addition to the 334 million euros, either in whole or in part, the following tax credits for negative tax bases and deductions used in the assessments of those years: for negative tax bases of the years 2002, 247 million euros; 2004, 21 million euros; 2011, 615 million euros; and 2015, 1,503 million euros; and for deductions: for double taxation for the years 2010 to 2020, 952 million euros; for reinvestment for the years 2003 and 2011 to 2013, 23 million euros; for investments from 2003 to 2013, 476 million euros; for donations from the years 2009 to 2018, 260 million euros; for fixed assets in the Canary Islands from 2010 to 2020, 101 million euros and due to the reversal of temporary measures from 2015 to 2020, 29 million euros.

Tax deductibility of financial goodwill in Spain

The tax regulations added article 12.5 to the Spanish Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (fondo de comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.

Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.




The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Colombia Telecomunicaciones (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2024, was 2,368 million euros.

In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State, as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision, in its third decision issued on October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

There are also doubts in the Spanish Courts about the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission.

On October 6, 2021, the Court of Justice of the European Union concluded that the European Commission correctly classified the Spanish tax depreciation scheme of the Fondo de Comercio as State aid incompatible with the internal market for the First and Second Decisions.

With regard to the recognition of legitimate expectations for the First and Second decisions, the Court of Justice of the European Union confirms its applicability.

The proceedings initiated on the Third Decision, suspended until the resolution of the 1st and the 2nd Decisions resumed on October 19, 2021. The General Court of the Court of Justice of the European Union issued a ruling on September 27, 2023 annulling the Commission's Third Decision (EU) 2015/314, effective as of the day of its publication. However, the proceedings have not been finally concluded as the European Commission appealed the ruling to the Court of Justice of the European Union on December 14, 2023.

As a result of the execution of this Sentence, in accordance with the opinion of the Company and its advisors as to the likely outcome of the aforementioned appeal, as well as that of the Constitutional Court on Royal Decree Law 3/2016, Telefónica could once again have available (in addition to the 334 million euros from 2023), totally or partially, the tax credits for tax loss carryforwards and deductions described under

"Constitutional Court Ruling on Royal Decree Law 3/2016" of this note.

The "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019, February 2021 and July 2023, the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, 2016 to 2018 and 2019 to 2020, respectively. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 13.4 million euros. All settlements have been appealed by the Company in the Spanish courts.

Notwithstanding the fact that Telefónica understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 480 million euros as of December 31, 2024 (419 million euros as of December 31, 2023).

Minimum complementary tax (Pillar Two)

On December 21, 2024, the Official State Gazette published Law 7/2024 of December 20, which establishes a Complementary Tax to guarantee a minimum global level of taxation for multinational groups and large domestic groups, a Tax on the margin of interest and fees of certain financial entities, and a Tax on liquids for electronic cigarettes and other tobacco-related products, as well as amendments to other tax regulations (hereinafter, "Law 7/2024").

Law 7/2024 implements Pillar Two in Spain, establishing, with retroactive effect for fiscal years starting on January 1, 2024, a Complementary Tax that ensures large multinational groups are taxed at a minimum effective rate of 15% wherever they operate.

The Telefónica Group, as a large multinational group, is subject to this Complementary Tax.

In this regard, the group has conducted an analysis of the potential impacts that may arise from the application of this tax in the 2024 financial year in those jurisdictions where it is present, considering the application of the Transitional Safe Harbours outlined in the Fourth Transitional Provision of Law 7/2024 and, where applicable, the full calculation.

These Transitional Safe Harbours aim to facilitate adaptation to the Pillar Two regulations by stipulating




that the Complementary Tax will be zero if any of the three regulated tests are met..

The tax expense in the financial statements for 2024 related to jurisdictions where none of the safe harbor tests are met does not have a significant impact, in accordance with the application of the Pillar Two legislation.

The exception applies to recognise and disclose information on deferred tax assets and liabilities arising from the implementation of Law 7/2024, as provided in the Eighth Transitory Disposition of Royal Decree 1514/2007, of November, 16 approving the Plan General de Contabilidad, in force though Law 7/2024.




Note 18. Trade, other payables and provisions

A) Trade and other payables

The breakdown of "Trade and other payables" is as follows:

Millions of euros	2024	2023
Suppliers	121	156
Accounts payable to personnel	39	46
Other payables	7	12
Other payables to public administrations (Note 17)	120	157
Total	**287**	**371**

Information on deferred payments to third parties. Third additional provision, "Information requirement" of Law 15/2010 of July, 5, amended by Law 28/2022 of September, 28

In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed:

	2024	2023
	Number of days	Number of days
Weighted average maturity period	**22**	**22**
Ratio of payments	23	23
Ratio of outstanding invoices	11	20
	Millions of euros	Millions of euros
Total Payments	274	215
Outstanding invoices	27	33

Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree 4/2013, amending Law 3/2004, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers, as contractually agreed with them, in 2024 included payment periods with a maximum of 60 days.

For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days.

Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2024 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

Additional information required by Law 18/2022, amending the third additional provision of Law 15/2020 is disclosed below:

	2024	2023
Monetary volume of invoices paid in a period less than the maximum established in the regulations (millions of euros)	242	183
Percentage over total payments	**89 %**	**85 %**
Number of invoices paid in a period less than the maximum established in the regulations	4,818	4,411
Percentage over the total number of invoices paid	**63 %**	**60 %**

B) Provisions

In 2024 and 2023 the concepts and amounts under the provisions caption are the following:

2024

Millions of euros	Non-current	Current	Total
Tax Provisions	481	—	481
Other responsibilities (Note 8)	743	—	743
Termination plans (Note 19)	59	31	90
Other provisions	104	—	104
Total	**1,387**	**31**	**1,418**




2023

Millions of euros	Non-current	Current	Total
Tax Provisions	419	—	419
Termination plans (Note 19)	81	36	117
Other provisions	109	—	109
Total	**609**	**36**	**645**

Movements in the provisions during 2024 and 2023 are disclosed below:

Millions of euros	2024	2023
Opening balance:	**645**	**629**
Additions	69	111
Amortization and reversals	(39)	(92)
Transfers (note 8)	743	—
Fair value adjustments and others	—	(3)
Closing balance:	**1,418**	**645**
Non-current	1,387	609
Current	31	36

In 2024 and 2023 the caption "Additions" included 62 million euros in both years, of tax provisions for the article 12.5 of the Spanish Corporate Tax Law related to the acquisition of Vivo (see note 17). In 2024, no additional movements have been recorded to this allocation in the tax provision. In 2023, after the recovery of the amortization of financial goodwill made by Spanish Tax Authorities detailed in note 17.3, the Company amortized an amount of 49 million euros of long term tax accrual for this concept. The amortization is shown as Amortization and reversals in 2023 chart of movements.

In 2023 the Company launched a new voluntary termination plan for the employees who meet certain requirements regarding the age of the employee and the seniority in the Company. The program was implemented during the first months of 2024. An accrual of 34 million euros corresponding to this plan was registered in 2023 income statement. In addition, in 2024, an accrual of 7 million euros corresponding to certain employee layoffs has been registered (see note 19).

In 2024 and 2023 amortization of 34 and 21 million euros, respectively, related to the different programs launched in previous years have been registered.




Note 19. Revenue and expenses

19.1 Revenue

a) Rendering of services

Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2024 and 2023, "Rendering of services to Group companies and associates" included 398 and 399 million euros, respectively, for this item.

Telefónica, S.A. has signed contracts to provide management support services to several subsidiaries. Revenues received for this concept in 2024 and 2023 amount to 37 and 26 million euros, respectively, and are recognized under "Rendering of services to Group companies and associates".

Revenues in 2024 and 2023 also include property rental income amounting to 34 million euros in both years, mainly generated from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see note 7).

b) Dividends from Group companies and associates

The detail of the main amounts recognized in 2024 and 2023 is as follows:

Millions of euros	2024	2023
O2 Europe, Ltd.	2,200	—
Telefónica Latinoamérica Holdings, S.L.	1,000	—
Telefónica de España, S.A.U.	815	473
Telefónica Móviles España, S.A.U.	522	677
Telefónica O2 Holdings Limited	512	1,153
Telfisa Global, B.V.	435	1,042
Telefônica Brasil, S.A.	202	242
Telefónica Finanzas, S.A.U.	115	118
Telefónica Local Services, Gmbh	62	—
Telxius Telecom, S.A.U.	2	140
Other companies	14	14
Total	**5,879**	**3,859**

c) Interest income on loans to Group companies and associates

This heading includes the return obtained on loans granted to subsidiaries to carry out their business (see note 8.5). The breakdown of the most significant amounts is as follows:

Millions of euros	2024	2023
Telefónica Cybersecurity & Cloud Tech, S.L.	6	5
Telfisa Global, B.V.	10	13
Telxius Telecom, S.A.U.	13	4
Telefónica Europe, B.V.	1	2
Other companies	—	4
Total	**30**	**28**

As described in note 15.1, Telfisa Global, B.V. is in charge of the cash pooling services of the Group. In 2021, and based on the recommendations by the OECD Transfer Pricing Guidance on Financial Transactions, the Company signed an agreement to partially share the financial profit or loss raised by its subsidiary within its operations. In 2024 and 2023 the impact has been a revenue shown in the chart above.

19.2 Non-core and other current operating revenues

Non-core and other current operating revenues – Group companies relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.

This caption includes in 2024 the notional amount of the ICSID award dated November 12, granted to Telefónica, S.A. amounting to 380 million US dollars equivalent to 358 million euros at that date (see notes 9.4 and 20.b).




19.3 Personnel expenses and employee benefits

The breakdown of Personnel expenses is as follows:

Millions of euros	2024	2023
Wages, salaries and other personnel expenses	161	199
Pension plans	9	7
Social security costs	26	26
Total	**196**	**232**

In 2024 and 2023, Wages, salaries and other personnel expenses includes compensation accruals amounting to 7 million euros (34 million euros in 2023) as described in note 18.

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:

- Defined contribution of 4.51% of the participating employees' base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

- Mandatory contribution by participants of a minimum of 2.2% of their base salary.

- Individual and financial capitalization systems.

This fund was outsourced to Telefónica's subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2024, 2,428 participants have signed up for the plan (2,334 participants in 2023). This figure includes both active employees, employees under termination plans and former employees who voluntarily decided to maintain the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 3.5 and 4 million euros in 2024 and 2023, respectively.

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive's fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 7 million euros in both 2024 and 2023. In 2024 and 2023 some executives under this Pension Plan for Senior Executives left the Company, and accordingly their accumulated contributions were retrieved by Telefónica, S.A. and registered as a decrease in the expense totaling 3 and 5 million euros, respectively.

No provision was made for this plan as it has been fully externalized.

The main share-based payment plans in place in the 2024 and 2023 period are as follows:

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2021-2025

At the General Shareholders' Meeting held on April 23, 2021, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.

The number of shares to be delivered depends (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company.

The plan has a duration of five years and is divided into three cycles of three years. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company (audited both by internal and external audit teams) prior to the approval by the Nominating, Compensation and Corporate Governance Committee.

The first cycle commenced on January 1, 2021 and ended on December 31, 2023. The maximum number of shares assigned to this cycle of the plan was 19,425,499 and the outstanding shares at December 31, 2023 were 17,728,523 with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	9,712,749	8,864,262	2.64
FCF Objective	7,770,200	7,091,409	3.15
CO_2 E.N. Objective	1,942,550	1,772,852	3.15




Out of this total, the maximum number of shares assigned to Telefónica, S.A.'s employees amounted to 7,831,873 euros (outstanding shares were 7,615,700). Once considered the target fulfillment levels, a weighted achievement ratio of 89.45% was fulfilled.

The second cycle commenced on January 1, 2022 and ended on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 15,069,650 and the outstanding shares at December 31, 2024 were 13,851,509 with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	7,534,825	6,925,755	2.43
FCF Objective	6,027,860	5,540,604	2.95
CO_2 E.N. Objective	1,506,965	1,385,150	2.95

The maximum number of shares assigned to Telefónica, S.A.'s employees amounted to 7,209,211 (outstanding shares as of December 31, 2024 amounting to 6,795,543). Once considered the target fulfillment levels, a weighted achievement ratio of 100% has been fulfilled.

The third cycle commenced on January 1, 2023 and it will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 16.618.564 and the outstanding shares at December 31, 2024 were 15,856,658, with the following breakdown:

Third cycle	N° of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	8,309,282	7,928,329	1.77
FCF Objective	6,647,426	6,342,664	2.81
N.E. CO_2 Objective	1,661,856	1,585,665	2.81

The maximum number of shares assigned to Telefónica, S.A.'s employees amounts to 7,874,832 (outstanding shares as of December 31, 2024 amounting to 7,562,239).

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2024-2028

At the General Shareholders' Meeting held on April 12, 2024, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.

The number of shares to be delivered depends (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 5% on CO_2 Emission Neutralization, in line with the goal set by the Company and (iv) 5% on the number of women in executive positions, aligned with the target set by the Company.

The plan has a duration of five years and is divided into three cycles of three years. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company (audited both by internal and external audit teams) prior to the approval by the Nominating, Compensation and Corporate Governance Committee.

The first cycle commenced on January ,1 2024 and will end on December 31, 2026. The maximum number of shares assigned to this cycle of the plan was 15,353,759 and the outstanding shares at December 31, 2024 were 15.317.175, with the following breakdown:

First cycle	N° of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	7,676,879	7,658,587	2.85
FCF Objective	6,141,504	6,126,870	3.42
N.E. CO_2 Objective	767,688	765,859	3.42
Women executives	767,688	765,859	3.42

The maximum number of shares assigned to Telefónica, S.A.'s employees amounts to 7,105,106 (outstanding shares as of December 31, 2024 amounting to 6.948.729).

Long-term incentive plan based on Telefónica, S.A. shares: Talent for the Future Share Plan 2021-2025 (TFSP)

At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".

As in the case of the Performance Share Plan 2021-2025 described above, the number of shares to be delivered will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company.




The plan has a duration of five years and is divided into three cycles of three years. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company (audited both by internal and external audit teams) prior to the approval by the Nominating, Compensation and Corporate Governance Committee.

The first cycle commenced on January 1, 2021 and ended on December 31, 2023. The maximum number of shares assigned to this cycle of the plan was 1,751,500 and the outstanding shares at December 31, 2023 were 1,557,000 with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	875,750	778,500	2.64
FCF Objective	700,600	622,800	3.15
CO_2 E.N. Objective	175,150	155,700	3.15

From this total, the shares assigned to Telefónica, S.A.'s employees were 232,500. The outstanding shares as of December 31, 2023 were 203,000. Once considered the target fulfillment levels, a weighted achievement ratio of 89.45% was reached.

The second cycle commenced on January 1, 2022 and ended on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 1,646,500 and the outstanding shares at December 31, 2024 was 1,458,000 with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	823,250	729,000	2.43
FCF Objective	658,600	583,200	2.95
CO_2 E.N. Objective	164,650	145,800	2.95

From this total, the shares assigned to Telefónica, S.A.'s employees were 219,000. The outstanding shares as of December 31, 2023 were 214,000. Once considered the target fulfillment levels, a weighted achievement ratio of 100% has been reached.

The third cycle commenced on January 1, 2023 and it will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 1,771,500 and the outstanding shares at December 31, 2024 was 1,663,000, with the following breakdown:

Third cycle	N° of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	885,750	831,500	1.77
FCF Objective	708,600	665,200	2.81
N.E. CO_2 Objective	177,150	166,300	2.81

From this total, the shares assigned to Telefónica, S.A.'s employees are 239,000. The outstanding shares as of December 31, 2023 are 244,000.

Long-term incentive plan based on Telefónica, S.A. shares: Talent for the Future Share Plan 2024-2028 (TFSP)

At its meeting on April 12, 2024, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".

As in the case of the Performance Share Plan 2024-2028 described above, the number of shares to be delivered will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 5% on CO_2 Emission Neutralization, in line with the goal set by the Company and (iv) 5% on the number of women in executive positions aligned with the target set by the Company.

The plan has a duration of five years and is divided into three cycles of three years. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company (audited both by internal and external audit teams) prior to the approval by the Nominating, Compensation and Corporate Governance Committee.

The first cycle commenced on January ,1 2024 and will end on December 31, 2026. The maximum number of shares assigned to this cycle of the plan was 1,530,500 and the outstanding shares at December 31, 2024 were 1,513,500 with the following breakdown:

First cycle	N° of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	765,250	756,750	2.85
FCF Objective	612,200	605,400	3.42
N.E. CO_2 Objective	76,525	75,675	3.42
Women executives	76,525	75,675	3.42




From this total, the shares assigned to Telefónica, S.A.'s employees are 206,000. The outstanding shares as of December 31, 2023 are 202,500.

Telefónica, S.A. global share plans: Global Employee Share Plans

The Telefónica, S.A.'s Ordinary General Shareholders' Meeting on April 8, 2022 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements.

The maximum amount that each employee can invest is limited to 1,800 euros. Nevertheless, the total free shares to be delivered can not exceed 0.38% of the share capital of Telefónica, S.A. as of the approval date in 2022 General Shareholders' meeting.

The purchase period commenced in October 2022 and ended in September 2023. In March 2024 the vesting period of the plan ended and 10,255,044 shares were distributed to the Group employees. From this total, 303,747 shares corresponded to Telefónica, S.A.'s employees.

19.4 Average number of employees in 2024 and 2023 and number of employees at year-end

2024

Professional category	Employees at 12/31/24			Average no. of employees in 2024		
	Females	Males	Total	Females	Males	Total
Head of departments	49	93	142	49	102	151
Managers	140	160	300	139	144	283
Mid range managers	117	141	258	139	167	306
Other professionals	281	173	454	242	135	377
Total	**587**	**567**	**1,154**	**569**	**548**	**1,117**

2023

Professional category	Employees at 12/31/2023			Average no. of employees in 2023		
	Females	Males	Total	Females	Males	Total
Head of departments	50	107	157	50	106	156
Managers	141	141	282	144	140	284
Mid range managers	137	167	304	140	164	304
Other professionals	251	138	389	250	143	393
Total	**579**	**553**	**1,132**	**584**	**553**	**1,137**

According to the requirement of the Spanish Companies Law established in article 260, the average number of employees with disability of 33% or higher, establishing the categories to which they belong are the following:

Professional category	Average number of employees
Managers	2
Other professionals	6
Total	**8**

19.5 External services

The items composing External services are as follows:

Millions of euros	2024	2023
Rent	4	4
Independent professional services	95	127
Donations	41	48
Marketing and advertising	140	158
Other expenses	47	35
Total	**327**	**372**

In 2024 and 2023 the caption donations includes funds contributed and paid to Fundación Telefónica amounting to 39 and 47 million euros.




On May 30, 2019, Telefónica, S.A. signed a 10-year contract to rent Diagonal 00 building, owned by the Company until that moment, due in 2029, renewable for another 6 years.

Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2024 and 2023 are as follows:

Millions of euros	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Future compromised payments 2024	12	3	5	4	—
Future compromised payments 2023	23	4	10	8	1

19.6 Finance revenue

The items composing Finance revenue are as follows:

Millions of euros	2024	2023
Dividends from other companies	39	28
Other third parties financial revenues and gains on derivative instruments	501	488
Total	**540**	**516**

In 2024 other financial income from third parties includes the interest revenue from the ICSID award detailed in note 9.4 and note 20.b) for a total amount of 164 million euros (equivalent to 154 million euros).

Other third parties financial revenues and gains on derivative instruments includes the effect of the financial hedges arranged to unwind positions for 2024 and 2023, which have the same amount under Finance costs payable to third parties and losses on interest rates of financial hedges and therefore do not have a net impact in the income statement.

19.7 Finance costs

The breakdown of "Finance costs" is as follows:

Millions of euros	2024	2023
Interest on borrowings from Group companies and associates	1,573	1,487
Finance costs payable to third parties and losses on interest rates of financial hedges	319	448
Total	**1,892**	**1,935**

The breakdown by Group company of debt interest expenses is as follows:

Millions of euros	2024	2023
Telefónica Europe, B.V.	542	510
Telefónica Emisiones, S.A.U.	865	766
Other companies	166	211
Total	**1,573**	**1,487**

Other companies includes financial costs with Telfisa Global, B.V. related to current payables for specific cash needs.

The amount included as Finance costs payable to third parties and losses on interest rate of financial hedges refers to fair value effects in the measurement of derivative instruments described in note 16, together with the effect of the debt interest rates' trend during the year.

19.8 Exchange differences

The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2024	2023
On current operations	34	39
On loans and borrowings	21	1
On derivatives	461	383
On other items	12	23
Total	**528**	**447**

The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2024	2023
On current operations	45	37
On loans and borrowings	15	8
On derivatives	406	400
On other items	41	13
Total	**506**	**458**

The variation in exchange gains and losses is due to the fluctuations in the main currencies the Company works with. In 2024 euro exchange rate has depreciated against US dollar (6.32%) and pound sterling (4.78%). However, euro exchange rate has appreciated against Brazilian real (16.88%).

In 2023 euro exchange rate has appreciated against US dollar 3.4%. However, euro exchange rate has depreciated against Brazilian real (4.11%) and pound sterling (2.1%).

These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.




Note 20. Other information

a) Financial guarantees

At December 31, 2024, Telefónica, S.A. had provided financial guarantees for its subsidiaries and affiliates to secure their transactions with third parties amounting to 36,853 million euros (35,374 million euros at December 31, 2023). These guarantees are measured as indicated in note 4.g).

Millions of euros

Nominal Amount	2024	2023
Debentures and bonds and equity instruments	35,596	34,778
Loans and other payables	92	96
Other marketable debt securities	1,165	500
Total	**36,853**	**35,374**

The debentures, bonds and equity instruments in circulation at December 31, 2024 issued by Telefónica Emisiones, S.A.U., and Telefónica Europe, B.V. were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 35,596 million euros at December 31, 2024 (34,778 million euros at December 31, 2023). During 2024 Telefónica Emisiones, S.A.U. issued 1,750 million euros of instruments on capital markets (850 million euros in 2023) and 1,000 million euros matured during 2024 (1,705 million euros during 2023).

Other marketable debt securities includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefónica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this program at December 31, 2024 was 1,165 million euros and 500 million euros in 2023

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2024 these guarantees amounted to approximately 29 million euros (31 million euros in 2023).

b) Litigation and arbitration

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which Telefónica Group is present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of Telefónica, S.A.

It is worth highlighting the following aspects relating to the unresolved legal proceedings or those underway during 2024 (see note 17 for details of tax-related cases):

Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer

Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Český Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.

On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the second appellate decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.

On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.

In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.

Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of




enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.

On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.

In December 2021, the High Court of Prague confirmed its appointment of an expert in order to produce a new expert report to assess the reliability of market-based price criteria used in the mandatory tender offer and further technical issues discussed in this litigation, including a new discounted cashflow valuation of the shares of Český Telecom in 2005.

After receiving the expert report, Telefónica challenged its findings on April 30, 2023. Hearings with respect to this challenge were held in the High Court of Prague in November and December 2023.

On February 20, 2025 a hearing of closing arguments was held before the High Court of Prague.

ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia

In the local arbitration brought by Colombia against Colombia Telecomunicaciones, on July 25, 2017, the local arbitration tribunal ordered Colombia Telecomunicaciones to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.

On August 29, 2017, Colombia Telecomunicaciones's share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award's amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).

On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.

The ICSID tribunal was constituted on February 26, 2019.

Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia's objections in its Claimant's Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.

On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.

On January 24, 2020, the tribunal dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.'s claim is pending.

On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.

On November 2, 2020, Telefónica presented its response to Colombia's reply.

After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held.

On November 12, 2024, the tribunal issued an arbitration award favorable to the interests of Telefónica, determining that Colombia failed to comply with its obligation to grant fair and equitable treatment to Telefónica's investments under the applicable investment treaty and ordering Colombia to pay the amount of 380 million U.S. dollars (approximately 358 million euros at the exchange rate of November 12, 2024) plus compound interest at a rate of 5% per year as compensation for the damages caused (i.e., the entire principal amount and interest sought by Telefónica in the dispute). In addition, the tribunal ordered Colombia to pay Telefónica's attorneys' fees with respect to the arbitration proceedings, together with the corresponding interest.

On November 27, 2024, the Republic of Colombia filed a request with the ICSID to annul and suspend the award. According to ICSID procedures, the request for a stay of enforcement in the annulment proceeding provisionally suspends the enforcement of the award until the new tribunal decides on the request within a maximum period of 30 days from its constitution. As of the date of preparation of this Annual Report, the new tribunal has not been constituted. The account receivable associated with this award, amounting to 544 million U.S. dollars (523 million euros based on the exchange rate as of December 31, 2024), is recorded under "Short-term credits".

Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica de Costa Rica

Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.

In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the




aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.

Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.

On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.

On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.

On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause to Telefónica.

On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.

On February 24, 2023, both parties filed a "motion for summary judgment" once the discovery period had ended.

On February 13, 2024, the New York Supreme Court issued a decision granting Telefónica's motion for partial summary judgment, concluding that Telefónica is entitled to compensatory damages and prejudgment interest (approximately 140 million U.S. dollars) from Millicom.

On August 5, 2024, Millicom filed its appellate brief with the Appellate Division of the New York Supreme Court, and Telefónica filed its response on September 4, 2024.

On December 17, 2024, the Appellate Division issued a decision and order upholding Telefónica's entitlement to summary judgment, but decided that the Supreme Court had calculated the prejudgment interest incorrectly and reduced the amount to be awarded to Telefónica accordingly.

On January 21, 2025, Telefónica filed an appeal against the decision of the Appellate Division of the New York Supreme Court.

ICSID Arbitration Telefónica, S.A. vs. Republic of Peru

On February 5, 2021, Telefónica filed a request for arbitration against the Republic of Peru at the ICSID, which was formally registered on March 12, 2021.

Telefónica bases its claims on the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru ("APRPI") signed on November 17, 1994. Telefónica argues that the Peruvian tax administration (called Superintendencia Nacional de Aduanas y de Administración Tributaria, known as "SUNAT") and other state bodies have failed to comply with the obligations established in the APRPI, including by adopting arbitrary and discriminatory actions.

It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered.

Once the Tribunal was constituted, on February 9, 2023, Telefónica filed a request for urgent injunctive relief together with a request for injunctive relief, requesting the suspension of the administrative litigation (*acción contencioso-administrativa or ACA*) related to the income tax for the years 1998, 2000 and 2001, as well as the extension of the deadline for submission by Telefónica of the memorial or claim. Following response of Peru, on February 16, 2023, the Tribunal ruled to dismiss Telefónica's request for urgent injunctive relief, to establish the procedural calendar to process the request for injunctive relief and to grant Telefónica two additional weeks to file the memorial or claim.

On March 2, 2023, Telefónica filed a memorial on the merits. On that date, the Republic of Peru filed observations on the claimant's request for provisional measures submitted by Telefónica on February 9, 2023.

On March 24, 2023, the Tribunal held a hearing on the claimant's request for provisional measures.

On May 11, 2023, the Tribunal issued Procedural Order No. 5 concerning the defendant's request to address the objections to jurisdiction as a preliminary question. As a result, the objections to jurisdiction were joined to the merits of the dispute.

On September 18, 2023, the defendant filed a counter-memorial on the merits and a memorial on jurisdiction.

On December 22, 2023, the Tribunal issued Procedural Order No. 6 concerning production of documents.

On March 29, 2024, Telefónica filed a reply on the merits, and on June 28, 2024, the Republic of Peru filed a rejoinder on the merits and a reply on jurisdiction.

On July 16, 2024, following the resignation of the arbitrator appointed by Peru, the Acting Secretary-




General notified the parties of the vacancy on the Tribunal and the proceeding was temporarily suspended pursuant to ICSID Arbitration Rule 10 (2).

On August 12, 2024, the proceedings resumed under ICSID Arbitration Rule 12, following the appointment of the new arbitrator by the Republic of Peru.

On August 20, 2024, the defendant filed a submission on quantum.

The final hearing was held in the last weeks of February 2025.

UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited

In late 2018, Phones 4U Limited (in administration) ("P4U") commenced a claim in the English High Court in London against various mobile network operators: Everything Everywhere, Deutsche Telekom, Orange, Vodafone, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited (together the "Defendants").

P4U carried on a business of selling mobile phones and connections to the public, such connections being supplied by mobile network operators including the Defendants. In 2013 and 2014, the Defendants declined to extend and / or terminated their contracts to supply connections to P4U.

P4U went into administration in September 2014.

P4U alleges that the Defendants ceased to supply connections because they had colluded between themselves in contravention of the United Kingdom and the European Union competition laws and asserts that it has a basis to claim damages for breach of competition law by all the Defendants. The Defendants deny all P4U's allegations.

The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial defenses in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.

The trial was held between May and July 2022. On November 10, 2023 the court issued a judgment, concluding that none of the Defendants was in breach of either UK or EU competition law.

On April 10, 2024, P4U filed an appeal, and the Defendants filed a response on June 28, 2024.

The oral argument for the appeal is scheduled for May 2025.

c) Other contingencies

In October 2024, Telefónica Venezolana, C.A., Telefónica, S.A. and the United States Department of Justice ("DOJ") entered into a Deferred Prosecution Agreement ("DPA") to resolve a single charge of conspiracy to violate the anti-bribery provisions of the FCPA. The charge, made against Telefónica Venezolana, C.A., concerns conduct in and around 2014 and 2015 related to a Venezuelan government-sponsored currency auction.

Telefónica, S.A., is not a defendant in the matter but as parent company of the Telefónica Group has agreed to certain terms and conditions under the DPA.

The terms of the DPA include, among other things, requirements concerning a corporate compliance program, annual reports concerning that program during the term of the DPA and a monetary penalty of $85,260,000 U.S. dollars (approximately 81 million euros at payment date). The DOJ has agreed that if all the obligations under the DPA are fully complied with, then DOJ will seek dismissal with prejudice of the charge described above after the DPA concludes.

d) Commitments

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.

Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group for an initial duration of 10 years and a total amount of approximately 450 million euros. Most of the Telefónica Group's subsidiary companies adhered to that master services agreement.




The master service agreement has been amended on several occasions (on March 31, 2021, March 31, 2022, July 29, 2022 and August 31, 2023). The most relevant changes have affected the scope of services and extended the term of the agreement.

On June 28, 2024, an additional amendment to the master service agreement was signed. As a result of the various amendments, the term of the master service agreement may be extended up to 2031 for adhering companies in Latin America or up to 2034 for adhering companies in Spain.

Contracts for the provision of IT services with Nabiax

In 2019 Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven data center businesses to a company (hereinafter "Nabiax") controlled by Asterion Industrial Partners SGEIC, S.A.

At the same time as this sale, agreements were entered into with Nabiax to provide housing services to the Telefónica Group, allowing Telefónica to continue providing housing services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.

On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. ("Asterion") and Telefónica Infra (T. Infra), the infrastructure unit of the Telefónica Group, reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra received a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.

Once the conditions related to the contribution of the two data centers located in Chile were fulfilled, on May 24, 2022, the complete closing of the transaction took place, and T. Infra reached a 20% stake in Nabiax. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those twodata centers under terms and

conditions equivalent to those established in the transaction executed in 2019, for an initial period ending in 2031.

On June 13, 2023, the data centers owned by Nabiax located in the Americas were sold to the investment fund Actis. T. Infra owns a 20% stake in Nabiax. After this transaction, Nabiax only owns data centers in Spain.

The data centers sold to Actis continue to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019, as Telefónica, S.A. waived its right to terminate the housing services contracts upon the sale of the data centers.

On June 10, 2024, Telefónica de España, S.A.U. and Nabiax's subsidiary Digital DHF Iberia S.L signed an addendum to the agreement for the provision of housing services in Spain to, among other things, extend the validity of the agreement until July 2034, but only with respect to a data center in Alcalá de Henares.

In June 2024, Asterion began a process to sell its 80% stake in Nabiax. In accordance with the rights held by Asterion under the Nabiax Shareholders Agreement, Asterion negotiated the conditions of the sale and also exercised its drag-along right over the 20% stake in Nabiax owned by T. Infra. On November 7, 2024, a purchase and sale agreement for 100% of the share capital of Nabiax was signed with the investment fund Aermont Capital. The closing of the transaction is subject to obtaining regulatory approval and is expected to be completed in the first quarter of 2025, with Nabiax continuing to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019.

50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom

On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement (as amended from time to time, the "Contribution Agreement") between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited.

After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. From such date, Telefónica and Liberty Global each hold an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and (ii) Liberty Global having contributed its




Virgin Media business in the United Kingdom to VMED O2 UK Limited.

The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 and was amended on November 15, 2023 (as amended from time to time, (the "Shareholders' Agreement").

On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder's corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder's group would provide certain services, either on a transitional or ongoing basis, to VMED O2 UK Limited and its group. Finally, VMED O2 UK Limited and its group would also provide certain services to specific companies belonging to the corporate group of each of its shareholders.

Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited would be provided for terms initially ranging from 7 to 24 months (subsequently extended in some cases to terms up to 40 months) while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited would be provided for periods of two to six years, depending on the service. The services provided by the Telefónica Group to VMED O2 UK Limited, under the agreements as amended, consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefónica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.

Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the "VMED O2 UK Limited Trademark Licenses"). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefónica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.

e) Directors' and Senior executives' compensations and other benefits

The compensation of the members of Telefónica's Board of Directors is governed by article 35 of the Company's By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders' Meeting.

In accordance with the foregoing, the shareholders, acting at the Ordinary General Shareholders' Meeting held on April 11, 2003, set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2024, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,732,667 euros for the fixed allocation and for attendance fees.

The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees, consists of a fixed amount payable monthly, and of attendance fees for attending the meetings of the Advisory or Control Committees.

The amounts established in fiscal year 2024 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica, and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors, are indicated below:




Compensation of the Board of Directors and of the Committees thereof

Amounts in euros

Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.

In this regard, it is noted that Mr. José María Álvarez-Pallete López (Executive Chairman until January 18, 2025), waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).

Likewise, the fixed remuneration of 1,923,100 euros established for the 2024 financial year related to executive roles carried out by Mr. José María Álvarez-Pallete López was equal to that received in the previous eight years (i.e. 2023, 2022, 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016.

The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2024 financial year is equal to the one received in the years 2023, 2022, 2021, 2020 and 2019.

Individualized description

Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors of the Company have accrued and/or received from Telefónica, S.A., and from other companies of the Telefónica Group during fiscal year 2024. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

f) Related-party transactions

1. Significant shareholders with representation on the Board of Directors of Telefónica S.A.

General Information

In 2024, the Company's shareholders represented on the Board of Directors of Telefónica, S.A. were Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. (ceased to be represented on the Board on April 12, 2024), Criteria Caixa, S.A.U. (obtained representation on the Board on April 12, 2024), and Sociedad Estatal de Participaciones Industriales (with representation on the Board since May 8, 2024).

According to information provided by BBVA for the 2024 Annual Corporate Governance Report of Telefónica S.A., corresponding to the fiscal year 2024, as of December 31, 2024, the BBVA's participation in the share capital of Telefónica, S.A. was 4.93%. Likewise, and in accordance with the aforementioned information provided by BBVA, the percentage of economic rights attributed to the shares of Telefónica, S.A. that were owned by BBVA as of December 31, 2024, would increase by 0.231%. without voting rights of the Company's share capital.

According to the information provided by Sociedad Estatal de Participaciones Industriales (SEPI) for the 2024 Annual Corporate Governance Report of Telefónica, S.A., as of December 31, 2024, the participation of the SEPI in the share capital of Telefónica, S.A. was 10%

According to information provided by Criteria Caixa, S.A.U. for the 2024 Annual Corporate Governance Report of Telefónica, S.A., as of December 31, 2024, the participation of Criteria Caixa, S.A.U. (CriteriaCaixa) in the share capital of Telefónica, S.A., was 9.99%. Likewise, and without this implying an incremental or additional participation, Fundación Bancaria Caixa d'Estalvis i Pensions de Barcelona, as the sole shareholder of Criteria Caixa, S.A.U., holds the same participation indirectly.

Below is a summary of the relevant transactions of the Telefónica Group with the companies of BBVA, CaixaBank, CriteriaCaixa and SEPI groups, other than the payment of the dividend corresponding to its participation.

Participated companies

Telefónica, S.A. holds a 50% interest in Telefónica Consumer Finance, E.F.C., S.A., a company controlled by Caixabank (see Appendix I).

Telefónica, S.A. holds a 50% interest in Telefónica Factoring España and a 40.5% interest in its subsidiaries in Peru, Colombia and México as well as a 40% interest in its subsidiary in Brazil, in which BBVA and Caixabank have minority interests. (see Appendix I).




On July 21, 2022, Telefónica, S.A. and CaixaBank Payments and Consumer E.F.C., E.P., S.A. incorporated the company Telefónica Renting, S.A. 50% each. This company is controlled by CaixaBank (see Appendix I).

Derivatives held with BBVA

In addition, the nominal outstanding value of derivatives held with BBVA in 2024 amounted to 6,911 million euros (8,970 million euros held with BBVA in 2023). The fair value of these derivatives in the balance sheet is 123 million euros in 2024 (78 million euros in 2023). As explained in Derivatives policy in note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying.

The Company maintains various derivative financial instruments settled by differences contracted with BBVA (see note 11).

Moreover, in 2024 collateral guarantees on derivatives from BBVA have been received, amounting to 24 million euros, net liability position (46 million euros, net asset position, in 2023).

Others operations carried out with BBVA

In this chapter the most significant transactions of Telefónica, S.A. with BBVA group companies are disclosed.

The impact on the balance sheet and income statement of Telefónica, S.A. of the rest of the operations with BBVA in 2024 and 2023 are as follows:

BBVA	2024	2023
Financial expenses	3	3
Total expenses	**3**	**3**
Financial revenues	18	20
Dividends received (1)	30	21
Total revenues	**48**	**41**
Finance arrangements: loans and capital contributions (lender)	35	600
Other accounts receivable	353	—
Finance arrangements: loans and capital contributions (receiver)	12	27
Dividends distributed	84	84

(1) As of December 31, 2024 Telefónica holds 0.766% (0.756% in 2023) investment in Banco Bilbao Vizcaya Argentaria, S.A. (See note 9.3).

The heading "Finance arrangements: loans and capital contributions (lender)" for 2023 mainly included a deposit set up by Telefónica, S.A.of 600 million euros maturing in January 2024.

In 2024 the caption "Other accounts receivable" mainly includes the outstanding balance at year end of the current bank accounts Telefónica, S.A. has in the aforementioned financial institution.

Operations with CriteriaCaixa

Since the date on which it became considered a related party, Telefónica, S.A. has not carried out significant transactions with the companies controlled by CriteriaCaixa Group.

Operations with SEPI

Since the date on which it became considered a related party, Telefónica, S.A. has not carried out significant transactions with the companies controlled by SEPI Group.

General State Administration

SEPI is an entity that is part of the Spanish State Institutional Public Sector.

Since the date on which it became considered a related party, Telefónica, S.A. has not carried out any individually significant transaction with entities belonging to the Spanish State Institutional Public Sector. During 2024, the only transactions considered as a whole exceeding 1 million euros refer to 1,6 million euros in external service expenses with the Spanish Public Sector.

2. Other significant shareholders

During fiscal year 2024, the significant shareholders of the Company without representation on the Board of Directors of Telefónica, S.A. were BlackRock, Inc. and Public Investment Fund. These shareholders are not considered a related party as they do not have representation on the Board of Directors of Telefónica, S.A. nor exert significant influence on the company.

Based on the information notified by BlackRock, Inc. to the CNMV on November 25, 2024, BlackRock, Inc.'s participation in the share capital of Telefónica, S.A. was 4.29%

According to the data collected in the communication sent by Public Investment Fund to the CNMV, as of February 6, 2025, Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company and this in turn controlled by Public Investment Fund) had a stake in the share capital of Telefónica, S.A. of 9.97%.

3. Balances with Group and Associated companies

Telefónica, S.A. is a holding company for various investments in companies in Latin América, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.

The balances and transactions between the Company and these subsidiaries (Group and associated Companies) at December 31, 2024 and 2023 are detailed in the notes to these individual financial statements.




4. Directors and senior executives

During the financial year to which these accompanying financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group's normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in note 20 e) and Appendix II of these financial statements.

Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2024 of 4.743.347,97 euros (5,565,728.82 euros in 2023). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases. Out of this amount, Telefónica, S.A. has paid 2.354.919,59 euros in 2024 (2,854,063 euros in 2023).

g) Auditors' fees

The services commissioned to PricewaterhouseCoopers Auditores, S.L., the Auditor of Telefónica, S.A. for the years 2024 and 2023, meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB), both Board from the US.

The expenses accrued refer to the fees for services rendered by the various member firms of the PwC network, comprising PricewaterhouseCoopers Auditores, S.L., amount to 4.71 and 4.18 million euros in 2024 and 2023, respectively.

The detail of these amounts is as follows:

Millions of euros	2024	2023
Audit services	3.54	3.39
Audit-related services	1.17	0.79
Total	**4.71**	**4.18**

"Audit services" mainly includes audit fees for the individual and consolidated financial statements, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC and the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404).

"Audit-related services" mainly includes services related to the verification of the Statement of Non-Financial

Information and Sustainability Information, the issuance of comfort letters, the review of allocation and impact reports of green finance instruments and the reasonable assurance report on the system of Internal Control over Financial Reporting (ICFR).

During the years 2024 and 2023, the principal auditor has not performed services, other than the audit services or the audit-related services in Telefónica, S.A.

h) Environmental matters

Commitment to protect the environment is part of the Company's general strategy and is the responsibility of the Board of Directors. The performance in this area is regularly supervised by the Sustainability and Regulation Committee as well as by the Global Sustainability (ESG) Office in coordination with the global areas responsible for executing this strategy alongside the business units.

The Group has a Global Environment and Energy Policy, and externally certified environmental management systems in accordance with ISO 14001 in the Group operators. The environment is a cross-cutting issue throughout the Company, involving both operational and management areas as well as business and innovation areas.

The Telefónica Group has contracted, both locally and globally, several insurance programs in order to mitigate the possible occurrence of an incident stemming from the risks of environmental liability and/or natural disasters.

Managing environmental impact and energy consumption is a strategic priority and carbon reduction targets are part of the variable remuneration of the Company employees, including the Executive Committee. Likewise, Telefónica, S.A.'s long-term share-based incentive plans 2021-2025 and 2024-2028 (see note 19) include CO_2 Emissions Neutralization targets.

Telefónica's Sustainable Financing Framework is aligned with the International Capital Markets Association (ICMA) Green, Social and Sustainable Bond Principles, as well as the Green Lending Principles and the Social Loans of the LMA (Loan Market Association), the APLMA (Asian Pacific Loan Market Association) and the LSTA (Loan Syndications and Trading Association), and it is linked to the United Nations Sustainable Development Goals.

In addition to senior green bonds and hybrid instruments, the Group uses other sustainable banking financing tools, such as loans and credits linked to sustainability objectives, such as emissions reduction or gender equality. The Group's main syndicated loan is also linked to the performance of sustainability indicators.





Index

In 2024, the Company has maintained an active presence in the capital market with several issues, successfully raising a total of 3,050 million euros of debt in green format throughout the year (2,600 million euros in 2023). In January 2024, Telefónica launched an issuance split into two tranches, for an aggregate amount of 1,750 million euros (see note 15). In March, a green hybrid instrument was issued for an amount of 1,100 million euros (see note 15). In September, a reopening of the 750 million euros hybrid bond issued in September 2023 took place for an amount of 200 million euros. These bond issuances have not been directly launched by Telefónica, S.A. but are guaranteed by the Company.

In terms of bank financing, Telefónica has an undrawn syndicated loan linked to sustainability indicators, signed at the beginning of 2022, amounting to 5,500 million euros (see note 14).

i) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see note 20.a).





Note 21. Cash flow analysis

Cash flows from/(used in) operating activities

The net result before tax in 2024 amounts to a profit of 512 million euros (see income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year, or are included within the investing and financing activities.

These adjustments relate mainly to:

- The impairment of investments in Group companies, associates and other investments of 4,405 million euros (in 2023 a write down of 1,208 million euros).
- Declared dividends as income in 2024 for 5,879 million euros (3,859 million euros in 2023), interest accrued in 2024 on loans granted to subsidiaries of 30 million euros (28 million euros in 2023) and a net financial expense of 1,277 million euros (1,428 million euros in 2023), adjusted initially to include only movements related to cash inflows or outflows during the year under "Other cash flows from operating activities."
- In 2024, 358 million euros related to the ICSID award have been adjusted as this amount, that is registered as other operating income (see note 19.2), has not raised a cash flow and it has been registered as current financial asset and it is not under the operating balance sheet (see note 9.4).

Other cash flows from operating activities amount to 4,573 million euros (1,796 million euros in 2023). The main items included are:

a) Net interest paid:

Payments of net interest and other financial expenses amounted to 1,365 million euros (1,495 million euros in 2023), including:

- Net proceeds from external credit entities, net of hedges, for 129 million euros (21 million euros in 2023 offset by their hedges), and
- Interest and hedges paid to Group companies of 1,494 million euros (1,516 million euros in 2023).

b) Dividends and other distributions from reserves and paid-in capital received:

Millions of euros	2024	2023
O2 Europe, Ltd.	2,200	—
Telefónica Latinoamérica Holding, S.L.	1,000	—
Telefónica Móviles España, S.A.U.	677	—
Telefónica O2 Holdings, Ltd.	511	1,153
Telefónica de España, S.A.U.	473	—
Telfisa Global, B.V.	435	1,056
Telefónica Finanzas, S.A.U. (TELFISA)	118	182
Telxius Telecom, S.A.	2	125
Telefônica Brasil, S.A.	173	277
TLS	62	—
Other dividend collections	52	42
Total	**5,703**	**2,835**

In addition to the dividends declared in 2024 (see note 19.1) and collected in the same period, this caption also includes dividends from previous periods collected in 2024.

c) Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see note 17) and therefore it is liable for filing income tax with the Spanish Tax Authorities. It subsequently informs companies included in the Tax Group of the amounts payable by them. No payments on account of income tax were made in 2024 (198 million euros in 2023) as disclosed in note 17. In December 2024, after the execution of a credit sale signed with a financial entity, proceeds by 214 million euros have been received related to 2023 (285 million euros have been received related to 2022 income tax).

In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:

- Telefónica Móviles España, S.A.U.: total collection of 98 million euros, corresponding to a refund for the 2023 income tax.

  In 2023, there was a total collection of 207 million euros, corresponding to: 78 million euros for the 2022 income tax settlement and 129 million euros in payments on account of 2022 and 2023 income tax.

- Telefónica de España, S.A.U.: total payment of 77 million euros, corresponding to a payment for the 2023 income tax.

  In 2023 there was a collection of 499 million euros, corresponding to: 411 million euros for the 2022




income tax settlement and 88 million euros in payments on account of 2022 and 2023 income tax.

- Telefónica Latinoamérica Holding, S.L.: total collection of 20 million euros, corresponding to a refund for the 2023 income tax.

  In 2023, there was a payment of 304 million euros, corresponding to: A payment for the 2022 income tax by 351 million euros partially offset by proceeds of 47 million euros corresponding to payments on account of 2022 and 2023 income tax.

- Telefónica Hispanoamérica, S.A.: There has been a total payment of 8 million euros corresponding to a payment of withholding taxes of 10 million euros partially offset by the collection of 2 million euros for the income tax of 2023.

  In 2023, there was a total payment of 57 million euros corresponding to: 24 million euros related to 2022 income tax and 33 million euros corresponding to payments on account of 2022 and 2023 income tax.

- Telefónica Finanzas, S.A.: total payment of 19 million euros, corresponding to a payment for the 2023 income tax.

Cash flows from/(used in) investing activities

Payments on investments under Cash flows from/ (used in) investing activities included a total payment of 3,829 million euros (3,958 million euros in 2023). The main transactions to which these payments refer are as follows:

- Capital increases: the main disbursements correspond to Telefónica Local Services, GmbH by 660 million euros (partially offset by the dividend distributions registered as investment refunds by 83 million euros). Telefónica Hispanoamérica, S.A. amounting to 220 million euros, Telefónica Infra, S.L. amounting to 133 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed in note 8.1.a.

- Acquisition of Telefónica Deutschland Holding, A.G.'s shares for a total sum of 256 million euros as detailed in note 8.1.a.

- Payments of financial investments related to the reinvestment of treasury overage amounting to 1,506 million euros.

- Payments of collaterals related to financial derivative instruments amounting to 994 million euros.

Proceeds from disposals totaling 3,432 million euros in 2024 (5,719 million euros in 2023) includes:

- Proceeds from the share capital decrease of Telefónica de Brasil amounting to 98 million euros.

- Collection of 147 million euros as a result of the sale of China Unicom shares as described in note 9.

- Collection according to the maturity schedule of 50 million euros of the loan granted to Telxius Telecom, S.A.U. which was due in 2024.

- Collections from financial divestments for reinvestment of treasury surpluses amounting to 1,506 million euros.

- Proceeds from collaterals related to financial derivative instruments amounting to 1.295 million euros.

- Net collection of hedge financial instruments designed as net investment hedges amounting to 330 million euros.

Cash flows from/(used in) financing activities

This caption mainly includes the following items:

i. Proceeds from financial liabilities:

    a) Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2024	2023
Telefónica Emisiones, S.A.U. (Note 15)	1,750	850
Bank loans (Note 14)	390	275
Promissory notes (Note 13)	33	—
Telefónica de Argentina, S.A. (Note 15)	107	—
Telefónica Europe B.V. (Note 15)	1,300	1,750
Telefónica Europe, B.V. promissory notes (Note 15)	158	488
Other collections	20	62
Total	**3,758**	**3,425**




b) Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Millions of euros	2024	2023
Bilateral loans with several entities (Note 14.4)	140	178
Telfisa Global, B.V. (Note 15)	3,298	1,710
Telefónica Europe, B.V. (Note 15)	1,300	1,750
Telefónica Emisiones, S.A.U. (Note 15)	1,000	1,705
Other payments	4	15
Total	**5,742**	**5,358**

The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.

The financing obtained by the Company from Telfisa Global, B.V. relates to the Group's integrated cash management (see note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

ii. Acquisition of own equity instruments for an amount of 145 million euros refers to the purchases of treasury shares as indicated in note 11.a."

iii. Payments of dividends amount to 1,720 million euros (1,701 million euros in 2023). The figure differs from the one shown in note 11.1.d) because of the withholding taxes deducted in the payment to certain major shareholders, which will be paid to Tax Authorities in 2025 and also the withholding taxes referred to the dividend distribution made in December 2023 which have been paid to the Tax Authorities in January 2024.




Note 22. Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

Financing

- On January 13, 2025, Telefónica, S.A. signed an extension with respect to its sustainability-linked syndicated credit facility for up to 5,500 million euros for an additional year (extending the maturity date to January 13, 2030). Additionally, Telefónica signed 2 extension options for 1 additional year each, permitting Telefónica, S.A.,to extend the maturity date of the credit facility to January 13, 2032.

- On January 15, 2025, Telefónica, S.A. signed a bilateral loan in the amount of 125 million euros maturing on January 15, 2035. As of the date, there was 0 outstanding amount under this bilateral loan.

- On January 16, 2025, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Emisiones, S.A.U., launched in the Euro market under its EMTN Programme an issuance of Notes guaranteed by Telefónica, S.A. in a principal amount of 1,000 million euros. This issue, due on January 23, 2034, pays an annual coupon of 3.724% and was issued at par. The settlement of the issuance took place on January 23, 2025.

- On January 17, 2025, Telefónica Emisiones, S.A.U. redeemed 1,250 million euros of its notes issued on January 17, 2017. These notes were guaranteed by Telefónica, S.A.

- On February 24, 2025, Telefónica, S.A. has transferred the principal and cumulative interests of the loan that Telefónica Móviles Argentina, S.A. had granted in January 2024 (see Note 15) to its subsidiary TLH HOLDCO, S.L. The total amount transferred amounts to 126 million US dollars.

Corporate Governance

- On January 18, 2025, Telefónica, S.A. in view of its new shareholding structure and that some of its relevant shareholders expressed the convenience of embarking on a new stage in the executive chairmanship, Telefónica's Board of Directors, which met on the aforementioned date to assess the situation, under the chairmanship of Mr. José María

Álvarez-Pallete, adopted, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, the following resolutions:

  ◦ To agree on the orderly renewal of the Company's chairmanship, in order to adapt it to its new shareholding structure.

  ◦ To approve the termination of the contract signed with Mr. José María Álvarez-Pallete as Executive Chairman of Telefónica's Board of Directors, and to request from him, in accordance with the provisions of Article 12.2.a) of the Regulations of the Board of Directors, his resignation from his position as Director. Mr. Álvarez-Pallete, in response to said request, tendered his resignation as a Director, which was accepted by the Board of Directors.

  ◦ In order to guarantee an adequate replacement in the executive chairmanship of the Company, to approve the appointment by co-optation of Mr. Marc Thomas Murtra Millar, as Executive Director of the Company, also appointing him as Executive Chairman of the Board of Directors and delegating to him all the powers that may be delegated by the Board of Directors, to be exercised jointly and severally. Mr. Murtra accepted his appointment as Executive Chairman of Telefónica, on this same date.

- On January 29, 2025, the Board of Directors of Telefónica, S.A., resolved with the abstention of the Executive Directors and upon proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint Mr. Peter Löscher as Lead Independent Director. On the same date, the Audit and Control Committee resolved to appoint the Independent Director Ms. María Luisa García Blanco as Chairwoman of that Committee.

- On February 14, 2025 the Board of Directors of Telefónica del Perú, S.A.A. ("Telefónica del Perú"), with the aim of achieving an orderly restructuring of the liabilities of said company, resolved to invoke the Ordinary Insolvency Procedure, established under the Peruvian law (Ley General del Sistema Concursal) with respect to Telefónica del Perú. The invocation of said insolvency procedure is focused on the financial and operational restructuring within the framework of the applicable insolvency law. Thus, the protection of




the insolvency framework, established by the Ley General del Sistema Concursal, will allow Telefónica del Perú for an orderly restructuring of liabilities with the arrangement of its creditors. In order to facilitate the invocation of the Ordinary Insolvency Procedure, Telefónica Hispanoamérica has granted a credit facility of up to 1,549 million Peruvian soles (approximately 394 million euros at an estimated average rate of 3.93 Peruvian soles per euro), subject to strict conditionality and with a maturity of 18 months, to meet exclusively operational cash requirements of Telefónica del Perú. The financial situation of Telefónica del Perú has been very negatively affected by tax contingencies that are more than 20 years old , as well as by administrative decisions that have placed the company in a competitive disadvantage within a particularly challenging market environment. In relation to the abovementioned tax contingencies, Telefónica is currently in arbitration before the International Centre for Settlement of Investment Disputes (ICSID) (see Note 20.b). As previously informed to the market, Telefónica reiterated that Telefónica del Perú's liabilities are not guaranteed by any other company of the Telefónica Group. Telefónica will continue to explore strategic alternatives with regard to its investment in Telefónica del Perú.

- On February 24, 2025, Telefónica's subsidiary TLH Holdco, S.L.U., a company 100% owned by Telefónica, sold all the shares that it held in Telefónica Móviles Argentina, S.A. representing 99.999625% of its share capital and of the entire share capital of its operations in Argentina to Telecom Argentina S.A. The total price for 100% of the shares transferred amounts to1,245 million U.S. dollars (approximately 1,189 million euros at the date of the transaction). The signing and closing of the transaction took place simultaneously.





Index

Note 23. Additional note for English translation

These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company's Directors in the meeting held on February 26, 2025. In the event of a discrepancy, the Spanish language version prevails.





Appendix I: Details of subsidiaries and associates at December 31, 2024

Millions of euros	% Ownership					Income (loss)		
Name and corporate purpose	Direct	Indirect	Capital	Rest of equity	Dividends	From operations	For the year	Net carrying amount
Telefónica Latinoamérica Holding, S.L.U. (SPAIN) Holding Company Distrito Telefónica. Ronda de la Comunicación s/n 28050 Madrid	100%	—	291	8,784	1,000	(49)	193	9,374
Telefónica Móviles España, S.A.U. (SPAIN) Wireless communications services provider Distrito Telefónica, Ronda de la Comunicación s/n 28050 Madrid	100%	—	209	308	522	814	549	5,561
Telefónica O2 Holdings Limited (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	99.99%	0.01%	13	8,137	512	—	507	9,259
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding Company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	99.99%	0.01%	601	(559)	—	—	6	48
Telefónica de España, S.A.U. (SPAIN) Telecommunications service provider in Spain Gran Vía, 28 - 28013 Madrid	100%	—	1,024	2,481	815	867	557	2,455
O2 (Europe) Ltd. (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	100%	—	6,896	—	2,200	(273)	1,583	7,753
Telefónica España Filiales, S.A.U. (SPAIN) Organization and operation of multimedia service-related activities and businesses Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	226	997	—	(4)	79	1,302
Telfisa Global, B.V. (NETHERLANDS) Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259; tower D; 12th floor 1077 XX - Amsterdam	100%	—	—	294	435	(1)	436	712
O2 Oak Limited (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	100%	—	—	—	—	—	—	—
Telefónica Hispanoamérica, S.A. (SPAIN) Holding Company Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	108	(57)	—	(1,219)	(1,376)	—
TIS Hispanoamérica, S.L. (SPAIN) Holding Company Ronda de la Comunicación, s/n - 28050 Madrid	100 %	—	1	13	—	(4)	(7)	6





Index

Millions of euros	% Ownership					Income (loss)		
Name and corporate purpose	Direct	Indirect	Capital	Rest of equity	Dividends	From operations	For the year	Net carrying amount
Telefónica Soluciones de Criptrografía, S.A. (SPAIN) Other services related to information technology and computing Gran Vía 28, 28013 Madrid	100%	—	1.2	15	—	1	—	17
Telefónica Tech , S.L. (SPAIN) Promotion of business initiatives and holding for securities Gran Vía 28-28013 Madrid	100%	—	67	882	—	(1)	(1)	941
O2 Worldwide Limited (UNITED KINGDOM) Private Limited Company C/O Stobbs Building 1000, Cambridge Research Park, Cambridge, CB25 9PD	100%	—	—	—	—	—	—	—
Telefónica Capital, S.A.U. (SPAIN) Finance Company Gran Vía, 28 - 28013 Madrid	100%	—	7	219	—	—	10	110
TLH HOLDCO, S.L. (SPAIN) Holding Company Ronda de la Comunicación, s/n - 28050 Madrid	100%	—	87	937	—	(10)	(7)	1,158
Lotca Servicios Integrales, S.L. (SPAIN) Ownership, operation and aircraft leases Gran Vía, 28 - 28013 Madrid	100%	—	18	51	—	(13)	(10)	59
Telefónica Local Services GmbH (GERMANY) Holding company Adalbertstrasse 82-86 85737, Ismaning	100%	—	—	1,787	62	—	2	1,452
Telefónica Infra, S.L. (SPAIN) Portfolio Company (Holding) Ronda de la Comunicación S/N - 28050 Madrid	100%	—	12	935	—	(7)	(7)	940
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN) Cash pooling, consulting and financial support for Group companies Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	3	(91)	115	—	141	13
Telefónica Global Solutions, S.L.U. (SPAIN) International services provider Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	29	—	(9)	(6)	24
Telefónica Innovación Digital, S.A.U. (SPAIN) Development of activities and research projects in telecommunication Ronda de la Comunicación S/N - 28050 Madrid	100%	—	28	302	—	(11)	6	336
Telefónica Luxembourg Holding S.à.r.L. (LUXEMBOURG) Holding Company 26, rue Louvingny, L-1946- Luxembourg	100%	—	3	175	—	—	—	4
Telefónica Servicios Globales, S.L.U. (SPAIN) Management and administrative services provider Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	77	—	—	—	79
Telefónica Participaciones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid	100%	—	—	1	—	—	—	—
Telefónica Emisiones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid	100%	—	—	16	—	(3)	1	—
Telefónica Europe, B.V. (NETHERLANDS) Fund raising in capital markets Strawinskylaan 1259; tower D; 12th floor 1077 XX – Amsterdam	100 %	—	—	3	3	(1)	3	—




Millions of euros	% Ownership					Income (loss)			
Name and corporate purpose	Direct	Indirect	Capital	Rest of equity	Dividends	From operations	For the year	Net carrying amount
Toxa Telco Holding, S.L. (SPAIN) Holding Company Ronda de la Comunicación s/n Madrid 28050	100%	—	—	—	—	—	—	—
Telxius Telecom, S.A. (SPAIN) Telecommunications Services Ronda de la Comunicación, s/n- 28050 Madrid	70%	—	260	207	2	(8)	(5)	—
Telefónica Centroamérica Inversiones, S.L (SPAIN) Holding Company Ronda de la Comunicación, s/n. - 28050 Madrid	60%	—	—	1	—	—	—	—
Telefónica Factoring España, S.A. (SPAIN) Factoring Zurbano, 76, 8 Plta. - 28010 Madrid	50%	—	5	2	5	12	10	3
Telefónica Consumer Finance E.F.C., S.A. (SPAIN) Lending and consumer loans c/Caleruega, 102 -28033 Madrid	50%	—	5	21	2	2	2	13
Aliança Atlântica Holding B.V. (NETHERLANDS) Portfolio Company Strawinskylaan 1725 – 1077 XX – Amsterdam	50%	38.24 %	40	5	—	—	1	22
Telefónica Renting, S.A. (SPAIN) Retail renting business of furniture and office ancillary. Av. de Manoteras, 20, Hortaleza, 28050 Madrid	50%	—	1	9	—	11	8	5
Telefônica Brasil, S.A. (BRAZIL) (1) (*) Telecommunication operator in Brazil Av. Luis Carlos Berrini, 1.376 – Brooklin São Paulo 04571-000	38.9%	37.59%	22,990	(12,269)	202	1,516	977	8,001
Telefónica Telecomunicaciones México, S.A. de C.V. (MÉXICO) Factoring Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	49%	51%	—	—	—	—	—	—
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) Factoring Rua Desembargador Eliseu Guilherme, 69 Pt. 6 Paraíso Sao Paulo	40%	10%	2	(2)	1	(1)	3	1
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO) Factoring Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	40.50%	9.50%	—	—	—	—	—	—
Telefónica Factoring Perú, S.A.C. (PERÚ) Factoring Avenida República de Panamá Nro 3030 piso 6to. San Isidro Lima, Perú	40.50%	9.50%	1	3	1	(1)	2	1
Telefónica Factoring Colombia, S.A. (COLOMBIA) Factoring Calle 93 No. 15-73 Oficina 502 Bogotá	40.50%	9.50%	1	—	1	2	1	1
Telefónica Correduría de Seguros y Reaseguros Compañía de Mediación, S.A. (SPAIN) Insurance contracts, operating as a broker Ronda de la Comunicación S/N - 28050 Madrid	16.67%	83.33%	—	(1)	2	9	10	—
Torre de Collçerola, S.A. (SPAIN) Operation of telecommunications tower and technical assistance and consulting services. Ctra. Vallvidrera-Tibidabo, s/n - 08017 Barcelona	30.40%	—	5	—	—	—	—	1
Wayra Argentina,S.A. (ARGENTINA) Telecommunications activities Av. Corrientes 707, Planta Baja, Ciudad de Buenos Aires, Argentina	5%	95%	27	(24)	—	—	2	—





Index

Millions of euros	% Ownership					Income (loss)			
Name and corporate purpose	Direct	Indirect	Capital	Rest of equity	Dividends		From operations	For the year	Net carrying amount
Telefónica Global Solutions Argentina, S.A. (ARGENTINA) Telecommunications services Avenida Ingeniero Huergo 723, 1107 Buenos Aires	5%	95%	3	(4.7)	—		1	(2)	—
Total group companies and associates					**5,879**				**49,650**

(1) Consolidated data.
(*) Companies listed on international stock exchanges at December 31, 2024.




Appendix II: Board and Senior Management Compensation

TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López[7]	1,923,100	—	—	3,513,504	—	6,207	5,442,811
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	10,000	—	91,200	—	301,200
Mr. Ángel Vilá Boix	1,600,000	—	—	2,436,000	—	27,383	4,063,383
Ms. María Luisa García Blanco	—	120,000	38,000	—	33,600	—	191,600
Mr. Peter Löscher	—	120,000	26,000	—	113,600	—	259,600
Mr. Carlos Ocaña Orbis[8]	—	80,000	8,000	—	60,800	—	148,800
Ms. Verónica Pascual Boé	—	120,000	12,000	—	11,200	—	143,200
Mr. Francisco Javier de Paz Mancho	—	120,000	25,000	—	113,600	—	258,600
Mr. Alejandro Reynal Ample	—	120,000	—	—	—	—	120,000
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola	—	120,000	25,000	—	22,400	—	167,400
Ms. Claudia Sender Ramírez	—	120,000	1,000	—	80,000	—	201,000
Ms. Solange Sobral Targa	—	120,000	10,000	—	11,200	—	141,200

[1]Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
[2]Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, whether or not it can be consolidated over time, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
[3] Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
[4]Short-term variable remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2024 and to be paid in the year 2025. In reference to the bonus corresponding to 2023, which was paid in 2024, Executive Board Member Mr José María Álvarez-Pallete López received 3,717,737 euros and Executive Board Member Mr Ángel Vilá Boix received 2,577,600 euros.
[5]Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Commission and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
[6]Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.
[7] Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.
[8] Mr. Carlos Ocaña Orbis was appointed Director of the Company on May 8, 2024.




Ms. Carmen García de Andrés stood down as Board Member on May 7, 2024. Mr. José Javier Echenique Landiríbar passed away on December 15, 2024. Payment received and/or accrued by them in 2024 is detailed below:

(Amounts in euros)

Directors	Salary[1]	Fixed remuneration[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José Javier Echenique Landiríbar	—	200,000	27,000	—	113,600	—	340,600
Ms. Carmen García de Andrés	—	40,000	12,000	—	7,467	—	59,467

1 to 6: Definitions of these concepts are those included in the previous table.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP

(Amounts in euros)

Directors	Salary[1]	Fixed remuneration[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López [7]	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	87,500	87,500
Mr. Peter Löscher	—	125,997	—	—	—	—	125,997
Mr. Carlos Ocaña Orbis [8]	—	—	—	—	—	—	—
Ms. Verónica Pascual Boé	—	90,000	—	—	—	65,000	155,000
Mr. Francisco Javier de Paz Mancho	—	173,159	—	—	—	155,000	328,159
Mr. Alejandro Reynal Ample	—	—	—	—	—	—	—
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	132,500	132,500
Ms. Solange Sobral Targa	—	85,659	—	—	—	—	85,659

[1.] Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
[2.] Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
[3.] Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
[4.] Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2024 and to be paid in the year 2025 by other companies of the Telefónica Group.
[5.] Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
[6.] Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group. Also included are the amounts received for membership of the Advisory Boards of Telefónica España, Telefónica Hispanoamérica, Telefónica Tech and Telefónica Ingeniería de Seguridad.
[7] Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.
[8] Mr. Carlos Ocaña Orbis was appointed Director of the Company on May 8, 2024.




Ms. Carmen García de Andrés stood down as Board Member on May 7, 2024. Mr. José Javier Echenique Landiríbar passed away on December 15, 2024. Payment received and/or accrued by them with respect to the other companies of the Telefónica Group in 2024 is detailed below:

(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José Javier Echenique Landiríbar	—	90,000	—	—	—	87,500	177,500
Ms. Carmen García de Andrés	—	—	—	—	—	—	—

1 to 6: Definitions of these concepts are those included in the previous table.

Additionally, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2024 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS

(Amounts in euros)

Directors	Contributions for fiscal year 2024
Mr. José María Álvarez-Pallete López[1]	673,085
Mr. Ángel Vilá Boix	560,000

[1] Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.

The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Executive Social Welfare Plan[1]	Contributions to Unit link-type Insurance/ Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López[3]	7,574	540,968	124,543
Mr. Ángel Vilá Boix	6,721	487,840	65,439

1. Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2. Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 and 2021, applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year. This Unit-link type insurance is arranged with the entity Occident GCO, S.A.U. de Seguros y Reaseguros, and covers the same contingencies as those of the "Pension Plan" and the same exceptional liquidity events in case of serious illness or long-term unemployment.
3 Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.




LIFE INSURANCE PREMIUMS

The 2024 amounts for life insurance premiums were as follows:

(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López[1]	41,708
Mr. Ángel Vilá Boix	33,328

[1] Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.

REMUNERATION PLANS BASED ON SHARES

As regards to remuneration plans based on shares (involving Executive Directors Mr. José María Álvarez Pallete-López and Mr. Ángel Vilá Boix), the following long-term variable remuneration plans were in existence during the year 2024:

The so-called Performance Share Plan ("PSP"), made up of:the Long-Term Incentive Plan 2021-2025 (with Second cycle (2022-2024) and Third cycle (2023-2025) active) approved by the General Shareholders' Meeting held on April 23, 2021, and the Long-Term Incentive Plan 2024-2028 (with First cycle (2024-2026) active), approved by the General Shareholders' Meeting held on April 12, 2024.

The Second cycle (2022-2024) of the Long-Term Incentive Plan 2021-2025 started on January 1, 2022 and ended on December 31, 2024.

In this cycle, a maximum of 1,740,000 shares were allocated to the Executive Directors on January 1, 2022, with a unit fair value of 2.9515 euros per share for FCF ("Free Cash Flow"), 2.4316 euros for TSR ("Total Shareholder Return") and 2.9515 euros for the CO2 Emission Neutralization and Reduction target.

At the end of the cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 33.6% at the end of the period, ranking fourth in the comparison group, i.e. above the 75th percentile according to the established scale of achievement, and generating a weighted payout ratio of 50% linked to relative TSR.

With regard to the Free Cash Flow, after taking into account the partial annual payments for 2022, 2023 and 2024, previously audited and approved by the Telefónica's Board of Directors at the proposal of the Nominating, Compensation and Corporate Governance Committee, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the

results of the audit by the Company's external and internal auditors, which were first analyzed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Finally, in relation to the CO2 Emission Neutralization and Reduction target, the Nominating, Compensation and Corporate Governance Committee has regularly monitored the level of CO2 Emissions Neutralization and, after analyzing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Regulation Committee and the Audit and Control Committee. In this respect, the minimum CO2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO2 Neutralization target has been met and therefore the weighted payout ratio linked to CO2 Neutralization was 10%.

Taking into account the Relative TSR, Free Cash Flow and CO2 Neutralization results, the weighted payout ratio increased to 100%. Thus, at the end of the Plan's cycle, the Chief Operating Officer (COO) Mr. Ángel Vilá Boix is entitled to receive 745,000 gross shares.

In the case of Mr. José María Álvarez-Pallete López, due to his termination as Executive Chairman, he will not receive the delivery of shares corresponding to this cycle (995,000 gross shares) but will receive an equivalent settlement in cash.

Similarly, during the 2024 financial year, the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028 were in force, starting on January 1, 2023 and January 1, 2024 respectively and ending on December 31, 2025 and December 31, 2026 respectively.

In relation to the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025, the number of Telefónica, S.A. shares that could be delivered to the participants, within the established maximum, is conditioned and determined by the compliance with the established objectives: 50% on the compliance with the Total Shareholder Return (TSR) objective of Telefónica, S.A. shares, 40% on the Telefónica Group's Free Cash Flow (FCF) and 10% on the Neutralization and Reduction of CO2 Emissions. On the other hand, in the First Cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028, the weight of CO2 Neutralization and Emission Reduction has been reduced by half, giving room to the target for the number of Women in Executive Positions with a weight of 5%.




To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the performance of the TSR on Telefónica, S.A.'s shares will be measured during the measurement period of each three-year cycle, in relation to the TSRs experienced by certain companies in the telecommunications sector, weighted according to their relevance to Telefónica, S.A., which for purposes of the Plan will constitute a comparison group (hereinafter the "Comparison Group"). The companies included in the Comparison Group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, TIM Brasil, and Liberty Global.

With regard to complying with the TSR objective, the number of shares to be delivered associated with meeting this objective will range from 15% of the number of theoretical shares assigned, assuming that the TSR performance of Telefónica, S.A. shares is at least the median of the comparison group, to 50% if the performance is in the third quartile or above in the comparison group, with the percentage calculated by linear interpolation for cases falling between the median and third quartile.

In order to determine the compliance with the FCF objective and calculate the specific number of shares to be delivered for this concept, the FCF level generated by the Telefónica Group during each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each financial year.

With regard to the FCF, for each of the cycles in force during the financial year 2024, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned. In the case of the First cycle (2024-2026) of the 2024-2028 Long-Term Incentive Plan, includes a potential upside in case of over achievement that may end in a payout of 60% at the end of the cycle.

In order to determine compliance with the CO2 Emission Neutralization and Reduction target and to calculate the specific number of shares to be delivered for this item, the level of CO2 Emissions Neutralization achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2.

The level of direct and indirect CO2 emissions from our daily activity shall be calculated according to the following:

CO_2 Emission = Activity Data x Emission Factor, where:

- Activity: Amount of energy, fuel, gas, etc. consumed by the Company.

- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each unit of activity.

The emission factor provided by official sources (European Union, Ministries, CNMC, International Energy Agency, etc.) is used for electricity and the GHG Protocol emission factors are used for fuels.

At the beginning of the Third Cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and the First Cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028, the Board of Directors of Telefónica, S.A., at the proposal of the Nominating, Compensation and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 5% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 10% of the theoretical shares assigned. In addition, a minimum level of emission reductions of Scope 1 + 2 will need to be achieved for the incentive to be paid.

In the case of Women in Executive Positions target for the Long-Term Incentive Plan 2024-2028, the proportion of Women Executives over the total executives population will be measured at December 31, 2026.

In any case, 100% of the shares delivered under the Plan to the Executive Directors and other Participants as determined by the Board of Directors shall be subject to a two-year holding period.

In addition, in accordance with the provisions of the Remuneration Policy for Directors of Telefónica, SA, the Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two years of their Gross Fixed Remuneration, as long as they continue to belong to the Board of Directors and perform executive functions. Until such time as this requirement is met, the holding period for any shares delivered under the Plan to Executive Directors will be three years.

The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow), CO2 Emission Neutralization Reduction and Women in Executive Positions targets of the active plans, as applicable, is shown below.




PSP 2021-2025 - Third cycle / 2023-2025

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,110,000
Mr. Ángel Vilá Boix	831,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target. .

In any case, it is noted that no shares have been delivered to the Chief Operating Officer (COO) Mr. Ángel Vilá Boix under the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

In the case of Mr. José María Álvarez-Pallete López, due to his resignation as Executive Chairman, he will not receive the delivery of shares corresponding to this position but he will receive the equivalent part in cash based on the time he has been with the Company.

PSP 2024-2028 - First cycle / 2024-2026

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,015,000
Mr. Ángel Vilá Boix	760,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to the Chief Operating Officer (COO) Mr. Ángel Vilá Boix under the First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028 and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

PSP 2024-2028 - First cycle / 2024-2026

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,015,000
Mr. Ángel Vilá Boix	760,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to the Chief Operating Officer (COO) Mr. Ángel Vilá Boix under the First cycle (2024-2026) of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

In the case of Mr. José María Álvarez-Pallete López, due to his resignation as Executive Chairman, he will not receive the delivery of shares corresponding to this

position but he will receive the equivalent part in cash based on the time he has been with the Company.

In addition, it should be noted that the external Directors of the Company do not receive and did not receive remuneration during the year 2024 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.

Furthermore, the Company does not grant nor has granted during the year 2024, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

Remuneration of the Company's Senior Management

As for the Directors who made up the Senior Management[1] of the company in the year 2024, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 8,528,820 euros during the 2024 fiscal year.

In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2024 to the Social Security Plan described in the "Income and expenditure" note with regard to these Directors increased to 947,676 euros; the contributions corresponding to the Pension Plan increased to 212,885 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 113,293 euros.

Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 144,788 euros.

On the other hand, regarding share-based remuneration plans, during the year 2024, there were in force the following long-term variable remuneration plans:

The so-called "Performance Share Plan" ("PSP"), made up of: the Long-Term Incentive Plan 2021-2025 (with Second cycle (2022-2024) and Third cycle (2023-2025) active) approved by the General Shareholders' Meeting held on April 23, 2021, and the Long-Term Incentive Plan 2024-2028 (with First cycle (2024-2026) active), approved by the General Shareholders' Meeting held on April 12, 2024.

The target measurement period of the Second cycle (2022-2024) of the Long-Term Incentive Plan 2021-2025 started on January 1, 2022 and ended on December 31, 2024. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR ("Total Shareholder Return"), FCF ("Free Cash Flow") and CO2 Emission




Neutralization and Reduction targets set for the this cycle for all the Company's Senior Executives was 1,241,015.

At the end of the this cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 33.6% at the end of the period, ranking fourth in the comparison group, i.e. above the 75th percentile according to the established scale of achievement, and generating a weighted payout ratio of 50% linked to relative TSR.

In terms of Free Cash Flow, after taking into account the partial annual payments for 2022, 2023 and 2024, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the results of the audit by the Company's external and internal auditors, which were first analyzed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Finally, in relation to the CO_2 Emission Neutralization and Reduction target, the Nominating, Compensation and Corporate Governance Committee has regularly monitored the level of CO_2 Emission Neutralization and, after analyzing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Regulation Committee and the Audit and Control Committee. In this respect, the minimum CO_2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO_2 Neutralization target has been met and therefore the weighted payout ratio linked to CO_2 Neutralization was 10%.

Taking into account the Relative TSR, Free Cash Flow and CO_2 Neutralization results, the weighted payout ratio increased to 100%. Thus, at the end of the first cycle of the Plan, the Company's Senior Executives are entitled to receive 1,241,015 gross shares.

The target measurement period for the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028 started on January 1, 2023 and January 1, 2024 respectively, and will end on December 31, 2025 and December 31, 2026 respectively. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow), CO_2 Emission Neutralization and Reduction and Women in Executive Positions targets set for both cycles, as applicable, for all the Company's Senior Executives is 1,378,418 in the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and 1,250,041 in the First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028.

(1) For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.




Management report 2024

This Management Report has been prepared taking into consideration the 'Guidelines on the preparation of annual corporate governance reports for listed companies', published by CNMV in July 2013.

In accordance with Law 11/2018 of December 28, and following the amendment of the article 262 of Commerce Law, the Company is not complied to include non-financial information in the Management Report. The disclosure of this information can be found in the Consolidated Management Report of the Telefónica Group (whose parent Company is Telefónica, S.A.) which will be filed as well as the consolidated financial statements in the Commercial Registry of Madrid.

Business Model

The year 2024 continued to be marked by uncertainty and volatility arising from geopolitical and macroeconomic tensions. Exceptionally, this volatility coexisted with opportunities for growth and technology-based transformation. The telco sector has benefited from its defensive nature, the investments made in new networks and a regulatory environment which anticipated constructive changes to rules that have become obsolete under the new competition conditions.

A volatile global environment with opportunities for growth:

Elections took place in major/influential countries in 2024, in the midst of a socio-political environment that remains strongly polarised. These brought about changes in government and, looking to the future, uncertainty about the evolution of key policies for economic development.

- There are expectations for a resolution to active military and geopolitical conflicts, although there is also a risk of new tensions as we move towards a multipolar world.

- Potential risks related to world trade and global supply chains have emerged as a result of new and more protectionist tariff policies and restrictions on technology use.

- The positive trend in inflation in 2024 suggests bigger cuts in interest rates, although these expectations may not be materialise due to changes in fiscal

policies. Global growth, especially in the Eurozone, remains low, while states' debt levels are rising after the years of expansionist policies.

- Against this backdrop, financial markets have responded positively (mainly in the US). Defensive stocks (such as telcos) have created value for their shareholders.

Accelerated technological change led by the development of artificial intelligence (AI):

The pace of technological change continues to accelerate. Artificial intelligence and the components required to develop it (e.g. semiconductors, computing, energy and communications) have boosted investment in infrastructure.

- AI applications have driven a strong growth in demand for capacity at data centres (DC), with some regions under strain from high occupancy rates. The construction of new DCs requires new electrical infrastructure to be developed in parallel.

- There is continued uncertainty around the impact of AI on traffic needs in telecommunications networks. Operators maintain their expectations of growth in demand for edge computing, to reduce latency and enable new business models.

- Tensions in the supply of semiconductors and other dual-use technologies are reshaping the technology supplier ecosystem.

- The launch of a new generation of connected devices with integrated AI capacities could accelerate the replacement of current devices, increasing sales of hardware.

- Advances in quantum computing are starting to make its implementation within a reasonable time period viable. For telcos, developing new security and encryption systems is crucial in order to protect communications.

- Operators continue to carry out the softwarisation of their networks and transform their operations. By opening up their infrastructure to third parties through standardised APIs, operators are paving the way for new business models (e.g. API-centric SaaS).




Demographic change in a social environment that is more aware of the impact of technology:

The population in economically significant regions of the world continues to age. Meanwhile, new technologies are rapidly impacting the lives of the general public and business activities.

- The transformation of the population pyramid continues in the West as life expectancy rises and the birth rate stalls, in spite of the impact of migration flows. This shift compromises economies in the long term, straining healthcare and retirement systems.

- Consumers and families have suffered the impact of inflation and interest rates in previous years, reducing their disposable income.

- The profound impact that new technologies and applications are having on societies is fuelling anxiety about their potentially negative repercussions (security, misinformation, etc.).

- For companies, the key is resilience. Technological transformation and digitalisation are gaining speed to increase productivity. In turn, against a backdrop of geopolitical tensions, the concern about cybersecurity is growing.

- Applications based on AI are beginning to be adopted to a significant degree by consumers, companies and developers. Given the expectations surrounding this technology and projected investment, there is reasonable uncertainty about its measurable economic impact and the time horizons for returns.

- The work environment continues to evolve. As new generations replace previous generations, they cause shifts in corporate culture. The implementation of AI and technological acceleration have given rise to a structural shortage of talent, which needs to be addressed.

The telecommunications industry remains highly dynamic, with a sector that is calling out for new regulatory models:

Despite a past of stagnation in terms of revenues and adverse regulation, telcos continue to galvanise investment in networks, to the benefit of the societies in which they operate. The sector is therefore strategic both in itself and as an enabler of other sectors.

- Competition within the sector remains high in the main markets, with a multitude of brands and operators. Despite inflation, communication prices are still falling, especially in lower-value segments.

- The operators in developed markets are completing the fibre and 5G investment cycle and have announced fewer future investment needs. There is some uncertainty about the next generation of 6G mobile technology (capacity, time horizons, costs, etc.).

- In Europe, the publication of the Letta and Draghi reports could herald a new approach for industrial policy. For telcos, the two reports confirm the diagnosis of the state of the sector.

- Operator consolidation has begun to reshape some European telecommunications markets. A favourable policy could strengthen a strategic and distinctly investment-oriented sector in Europe.

- The overhaul of an obsolete regulatory environment has already started in certain markets, with aspects such as infrastructure-sharing obligations, wholesale prices, authorisation systems and concessions being reviewed. In Europe, discussions about standardising the conditions for spectrum acquisitions have begun.

Strategy: Telefónica has built solid foundations for the future

In a highly dynamic macroeconomic and industry landscape, Telefónica has developed a solid positioning based on:

- Telefonica's relevance to its growing customer base, reflected on improved satisfaction and customer loyalty indicators.

- A world-class positioning in infrastructure, based on fibre and 5G, on Telefonica's core markets.

- An experienced management team, with proven know-how in the sector.

Looking ahead, Telefónica remains focused on creating value for its shareholders and other stakeholders through rigorous strategic analysis and the effective execution of key initiatives:

- Focus on its core markets: A customer-centric approach that enhances satisfaction and loyalty metrics, leveraging leading brands and tailored value propositions for each market segment.

- Improved operational efficiency: A commitment to efficiency, leveraging technology for process optimisation. Past investments made in fibre and 5G networks enable a significant reduction in capital expenditure (CapEx) needs, directly impacting free cash flow (FCF).

- Efficient capital allocation: Financial discipline and strict criteria for capital allocation, prioritising investments in growth areas with high potential for returns.




◦ Acceleration of growth opportunities: Capitalising on opportunities to drive further growth, including the development of new business lines.

Economic results of Telefónica, S.A.

Telefónica, S.A. obtained positive net results of 563 million euros in 2024. Highlights of the 2024 income statement include:

• Revenue from operations, amounting to 6,429 million euros, higher than the previous year figure due to the increase in dividends registered as revenues (disclosed in note 19).

• The figure of "Impairment losses and other losses" amounting to a write down of 4,405 million euros in 2024 (a write down of 1,208 million euros in 2023).

• Net financial expense totaled 1,277 million euros (1,428 million euros of financial expense in 2023). This figure is mainly due to finance costs with Group companies and associates, principally from Telefónica Europe, B.V. amounting to 542 million euros (510 million euros in 2023) and Telefónica Emisiones, S.A.U. totaling 865 million euros (766 million euros in 2023). Net exchange rate gains amount to 22 million euros (11 million of exchange rate losses in 2023).

• Income tax caption amounts to positive 51 million euros (see note 17).

Investment activity

The investment activity of the Company regarding additions, sales, valuation criteria and impact of this valuation in 2024 is described in note 8 of these financial statements.

Share price performance

In 2024, global equity markets posted positive returns (MSCI World index +25.1% in euro terms) in a year characterized by a change of route by the major central banks, which implemented the first interest rate cuts after the disinflationary process initiated in 2023. US stock markets performed particularly well, boosted by the "Magnificent 7" technology stocks on the back of expectations about Artificial Intelligence. European stock markets posted more modest returns, in a more difficult economic environment in some countries, while Asian stock markets rallied in the last quarter (announcement of strong monetary and fiscal stimulus in China).

Among the main European indices (Stoxx 600, +6.0%, EStoxx-50 +8.3%), the DAX (+18.9%) recorded the best performance, reaching new record highs, followed by the Ibex-35 (+14.8%) which continued its upward trend, with +40.9% in the last two years. The CAC 40 ended in negative territory (-2.1%), in a year of political turmoil in France, which reinforced doubts about its financial stability. The US markets were the undisputed leaders of the year, with the S&P 500 (+23.3%) surpassing 6,000 points in the last quarter after the Republican victory, while technology companies continued to dominate, driving the Nasdaq (+28.6%) sharply higher.

The bond market has had a volatile year due to inflationary spikes in the final months of the year. Long-dated bond yields rose sharply from the year's lows, with the 10-year US Treasury bond bouncing from a low of 3.60% to 4.60%, while the 10-year German bond yield climbed from a low of 2% to over 2.40%.

The European Telco sector delivered its best relative performance versus the market since 2013 (+16.2% vs. Stoxx 600 +6.0%), ranking as the third best sector in the region supported by its defensive nature in an environment of growing macroeconomic doubts. The expected return to revenue growth, evidence that CapEx has peaked and high single-digit EPS growth have improved market sentiment towards the sector, coupled with expectations of market consolidation. The outlook for the Telco sector in 2025 remains positive; continued revenue growth (albeit more moderate) should benefit companies' EBITDA through operating leverage, which together with lower CapEx efforts, will continue to drive growth in cash generation. Furthermore, the implementation of artificial intelligence, together with an improved regulatory scenario and optimism about consolidation movements in the sector, support these good expectations for 2025.

Telefónica has continued to successfully execute its strategy, benefiting from the transformation process it started years ago. Today, it is a stronger, faster growing, more efficient and more sustainable company. And it is consistently delivering on the long-term objectives. It has also continued to work to address regulatory and competitive obstacles (leading the necessary discussions to improve the regulatory environment), the depreciation of Latin American currencies, especially the Brazilian real in the second half of 2024, and the context in general, in order to preserve and increase value for shareholders. Telefónica has also benefited from the entry of new shareholders in the share capital, providing greater stability to the shareholding structure. In addition to this, Telefónica is a leader in network development (fibre and 5G) and customer relations (NPS and churn), with a focus on prioritizing investments and improving operating leverage to generate solid double-digit FCF growth.




Telefónica ended 2024 with a market capitalization of 22,323 million euros, a share price of 3.94 euros, an increase of 11.4% in the year, and a total shareholder return of 19.9%, in line with the sector.

Regarding the dividend payment, 0.3 euros per share in cash has been paid in 2024 (0.15 in June and 0.15 in December). The 2024 dividend policy is 0.3 euros per share in cash (0.15 euros per share paid in December 2024 and 0.15 euros per share to be paid in June 2025). This dividend is in line with the minimum of 0.3 euros per share announced until 2026. The dividend yield for 2024 has been set at 7.6%. Finally, 80.3 million treasury shares were cancelled in 2024.

Sustainable offer and innovation

Telefónica remains committed to technological innovation as a fundamental tool for being one of the main players in the new digital universe, contributing to the creation of a more sustainable world while achieving competitive advantages and distinctive products. By introducing new technologies and developing business solutions and processes, we aim to become a more effective, efficient and customer-oriented Group.

Telefónica bases its innovation strategy on the balance between two main models:

– First, through our internal research, development and innovation (R&D&I), for which we have developed our own innovation model, which allows us to leverage R&D&I results and capabilities in developing commercial products and services benefiting from knowledge gained in collaborations with research centers, technological institutes and universities, amongst other sources; and

– Second, through the creation of open innovation ecosystems, in which the "Wayra" initiative stands out as a global program designed to connect entrepreneurs, start-ups, investors, venture capital funds and public and private organizations around the world to promote innovation in collaboration with other actors.

In addition to these two models, Telefónica seeks to promote the development of sustainable solutions that generate a positive impact on the environment and on the economic, social and technological progress of the regions in which we operate. To this effect, Telefónica invests in promoting sustainable innovation projects and in the activities that improve the accessibility of our solutions to all groups.

Internal Research, Development and Innovation:

Telefónica believes that competitive advantage cannot be based solely on acquired technology, and so has considered the promotion of internal R&D&I activities as a strategic axis, in an effort to achieve this differentiation and move forward in other activities which support the sustainability of our business.

To this end, Telefónica Group's internal innovation policy focuses on contributing solutions that support Telefónica's commitment to developing a responsible business under the criteria of economic, societal and environmental sustainability, by:

• Developing new products and services that enable growth and competition in an increasingly global environment, while being adapted to the diversity and local needs of each market;

• Increasing the revenue potential related to new products by creating value from the intellectual property rights of the generated technology;

• Increasing our customers' loyalty and satisfaction;

• Increasing the revenues, profits and value of the Company;

• Increasing the quality of our infrastructure and services;

• Strengthening our relationship with our technology and solutions providers; and

• Improving business processes and operations with the aim of optimizing resources, increasing efficiency and reducing environmental impact.

During 2024, Telefónica's numerous technological innovation activities were focused on three main areas:

• Telecommunications networks. These activities aim at developing and integrating new assets and components into our networks and systems, with three main pillars: (i) high capacity and high energy-efficiency networks: next generation of mobile network technologies (evolution of 5G and 6G), network slicing, new in-home networks, open and disaggregated technologies (Open RAN, Open Broadband, TIP), Quantum Communications (QKD, PQC) integrating our quantum ring infrastructure and connecting it to the European infrastructure Euro-QCI; (ii) cloud-native and software-based network architectures: which enable us to have a more flexible network that is dynamically adaptable to the new requirements of digital services and customers, with the Telco Cloud (multi-cloud virtualization) initiative, leading ETSI-OSM project, contributing to the




European Alliance for Industrial Data, Edge and Cloud, and launching the Spanish IPCEI-CIS project; and (iii) Data and Artificial Intelligence driven operations: leveraging new tools and available network data within every process and every domain (fixed and mobile access, transport and core) and cloud infrastructure, with early deployments in Brazil, Germany and Spain, and exploring the network Digital Twin in a TM Forum project.

- The development of new products and services which are carried out within the framework of the digital services strategy. Products and services for the mass market include: generative Artificial Intelligence solutions, new opportunities in the metaverse and the Web3, with a new cryptoasset management solution (operated by the Bit2Me exchange), and digital identity; in video and entertainment with new applications, advertising and payment capabilities, and digital cognitive marketing, using artificial intelligence preserving consumer privacy and our ethical principles, etc. Products and services for the B2B market include: the further development and promotion of Open Gateway, an industry-wide initiative that seeks to expose network APIs to service developers enabling a Network as a Service model, and UTIQ, a joint venture with three other European telecommunications operators that offers programmatic advertising solutions that do not use third-party cookies, as well as a wide portfolio of cloud and cybersecurity services, IoT platforms and connectivity, Big Data, Artificial Intelligence and blockchain, with vertical services tailored to industry sectors and public administrations, including quantum-safe IoT connectivity.

- Experimental and applied research: With a medium and long-term outlook, Telefónica also has specialized scientific groups whose mission is to research and advance the state of the art of technologies to solve the technological, social and environmental challenges that arise. These activities are carried out in collaboration with public and private, national and international universities and research centers.

The total research and development ("R&D") expense in the Group for 2024 amounted to 647 million euros, 12.63% lower than the 741 million euros incurred in 2023. These expenses represented 1.6% and 1.8% of the Group's consolidated revenues for 2024 and 2023, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development ("OECD") manual.

During 2024, Telefónica filed 18 patent applications for new inventions, 16 of which were European applications, and two of which were international applications (PCT). All of them were registered through the Spanish Patent and Trademark Office (OEPM). During 2024 a total of 13 patent applications from former years were granted.

These figures represent an increase of 5.9% in the number of patent applications for new inventions compared with the 17 patent applications in 2023 and a decrease of 64% in the number of patent applications granted compared with the 37 patent applications in 2023.

In addition, Telefónica filed a new utility model application in 2024 at the Spanish Patent and Trademark Office (OEPM).

Moreover, three new industrial design families related to Customer Premises Equipment with European scope were registered in 2024 through the European Union Intellectual Property Office (EUIPO) and in Argentina, Brazil, Chile, Colombia, Peru and the United Kingdom (in 2023 five new industrial designs were registered).

At the end of 2024, the Telefónica Group had a portfolio of 419 active patents, 138 industrial designs and nine utility models, resulting in a portfolio of 566 registered technological intangible assets (497 as of December 31, 2023).

Open Innovation

Wayra is Telefónica's main Open Innovation program. It connects Telefónica and technological disruptors around the world. We seek to become their preferred strategic partner, with a view to accelerate their business and ours. Wayra offers a unique and smooth interface between entrepreneurs and our network of corporate, government and other partners, adding value to the ecosystems where we are present.

Wayra has seven physical hubs serving nine countries in Europe and Latin America. Wayra manages its own corporate venture capital fund, investing in partnerships with other startup leaders in startups with a focus on the digital consumer market (digital home, entertainment, eHealth, fintech and energy), the B2B market (Artificial Intelligence, Internet of Things, cybersecurity, cloud and Big Data), next generation connectivity and Web3. Since 2022, Wayra also manages investment funds from other Telefónica Group companies like Vivo Ventures in Brazil and Íope Ventures from Telefónica Seguros y Reaseguros Compañía Aseguradora, S.A.U.

In addition to direct investments, Wayra invests as a limited partner in a network of 14 leading venture funds in key markets, aiming to address the big challenges facing the telecommunications industry and create new businesses leveraging cutting edge technology to build strategic partners fully aligned with the Group's global strategy. The most relevant of these funds is Leadwind, in which we act as anchor investor, targeting deep tech scale-ups in southern Europe and Brazil.

Telefónica has been engaged in Open Innovation for over 15 years. As of 2024, it has helped create and transform local entrepreneurship ecosystems in Europe




and Latin America investing more than 240 million euros (including direct and indirect investments), in more than 1,100 startups, contributing to the creation of more than 10,000 highly skilled jobs.

Wayra invested in 37 startups in Europe and Latin America in 2024 for an aggregate total direct investment amount of 9 million euros, including new investments via Íope Ventures. Telefónica had interests in more than 530 active startups whereof 190 were working with Telefónica by the end of 2024.

Telefónica has invested in more than 1,100 startups, engaging more than 330 startups to work with Telefónica and its customers, generating through some of their solutions more than 520 million euros in revenues for the startups and more than 830 million euros in revenues for Telefónica.

In addition, in 2024 Telefónica Open Future maintained its entrepreneurship spaces in three countries, and continued its participation in Alaian, the Open Innovation initiative from ten major global telecommunication companies with an aggregate customer base of 1.5 billion and presence in 70 countries.

Environment

Climate change adaptation and mitigation

Telefónica integrates the risks and opportunities identified into its business model through the Climate Action Plan, which is included in the Company's strategy and financial planning. Through the diversification of products and services, sustainable financing models, and mitigation and adaptation measures such as the consumption of renewable energy and energy efficiency, the Company takes climate change into consideration in its strategy and financial planning.
The Company's policies address across the board the issues of climate change — mitigation, adaptation and energy efficiency — through the Global Environmental and Energy Policy, the Supply Chain Sustainability Policy and the Risk Management Policy.

Global Environmental and Energy Policy

The Global Environmental and Energy Policy sets out the guidelines that help the Company to support and improve its environmental and energy performance globally and locally. Specifically, it includes issues relating to climate change mitigation and adaptation, and reflects the commitment to consume energy efficiently and reduce GHG emissions, which allows Telefónica to continue to make progress towards achieving net zero emissions by 2040, including in its value chain.

The main objectives of the policy refer to: legal compliance with the applicable requirements, reducing the impact on the environment, collaborating with suppliers to reduce their carbon emissions, managing the impacts, risks and opportunities of climate change, and fostering the development of digital solutions to address environmental challenges.

Based on a firm commitment to accelerating the transition to a decarbonised company and decoupling business growth from GHG emissions, and in accordance with the provisions of the policy, all the companies of the Telefónica Group must work on the following:

- Defining short-, medium- and long-term Scopes 1, 2 and 3 GHG emissions reduction targets that are science based and externally validated.

- Transitioning to 100% renewable electricity consumption in their own operations (assets under operational control), in order to minimise the Company's carbon footprint.

- Reducing the use of fossil fuels in their own operations, promoting the adoption of cleaner and alternative forms of energy.

- Incorporating innovative measures that lead Telefónica progressively towards a net zero emissions scenario.

- Offsetting/neutralising residual emissions in accordance with Company requirements.

- Minimising the impact of refrigerant gases.

- Promoting energy efficiency measures, both in the design and the operation of facilities and infrastructure.

Supply Chain Sustainability Policy

The purpose of this policy is to establish sustainability requirements for Telefónica's suppliers. The policy sets minimum responsible business criteria related to climate change impact mitigation measures and energy efficiency that must be fulfilled by suppliers. Specifically, it sets the following criteria:

- Climate change: the supplier shall take action to minimise the impact of its activities on climate change and consider the entire supply chain (Scopes 1, 2 and 3 GHG emissions) in its planning for such action. It must work to reduce its GHG emissions by setting reduction targets for the next three years, which should, as far as possible, be science based. To this end, it will promote energy efficiency and renewable energy initiatives in its own activities. The supplier will respond Telefónica's requests for data on GHG emissions or energy consumption corresponding to the products and services it provides to Telefónica.




- Refrigerant gases: the supplier shall not supply equipment containing ozone-depleting gases (such as CFC or HCFC), nor shall it recharge with these gases, unless expressly authorised to do so by Telefónica.

These are the climate change adaptation and mitigation actions that Telefónica is working on:

1. Renewable Energy Plan.

2. Energy efficiency projects.

3. Supplier engagement.

4. Circular economy of equipment.

5. Business Continuity Plans.

6. Insurance Programs and Coverage for climate-related events.

7. Products aimed at decarbonising the economy

1.Renewable Energy Plan

In 2024, the consumption of renewable energy continued to increase through Telefónica's Renewable Energy Plan.

The consumption of renewable energy contributes to fulfilling the key objectives of Telefónica's Global Environmental and Energy Policy, specifically to the management of environmental risks and the achievement of net zero carbon emissions at the Company. This action contributes to reducing Scope 2 emissions and category 3 of Scope 3 emissions (emissions associated with the life cycle of fossil energy).

The strategy of consuming renewable energy helps to mitigate the potential transitional climate risks associated with the increase in costs derived from carbon and electricity prices,, and the uncertainty about carbon credit prices For example, long-term power purchase agreements reduce exposure to price volatility, making it unnecessary to acquire carbon credits and assume additional indirect costs passed on by energy suppliers subject to carbon mechanisms.

This action also contributes to adaptation to physical climate-related risks, such as drought and precipitation variability. Increasing the self-generation of photovoltaic renewable energy diminishes dependence on other sources such as hydroelectric, which is more exposed to prolonged episodes of drought. The Renewable Energy Plan not only promotes adaptation to and mitigation of the potential effects of climate change, but also leverages it as a market opportunity to reduce operating costs and strengthen the Company's competitiveness

The main goal of this action is to achieve 100% consumption of renewable energy by 2030 and

contribute to enhancing the resilience of all Telefónica's operations.

The scope of the Renewable Energy Plan, and therefore the consumption of this type of energy, is applicable to all Telefónica operations in all the countries in which it operates. Renewable energy consumption involves three groups of activities:

1. Self-generation of renewable energy: by the end of the year, Telefónica had 517 self-generation systems installed in both its own fixed network buildings and its own mobile network base stations. Last year, the self-generation of renewable energy represented the production of around 7,377 MWh per year, which is set to gradually increase. These facilities enable the improvement of electricity consumption through renewable sources and the phasing out of fossil fuel generators in isolated base stations (off-grid), achieving reductions in consumption of between 60% and 80% in 2024. During the year, 33 self-generation projects were implemented.

2. Purchase of renewable electricity with guarantees of origin: this covers up to 100% of electricity consumption at Telefónica Spain, Telefónica Germany, Telefónica Brazil, Telefónica Chile and Telefónica Peru, and has been expanded to other markets. In 2024, Telefónica Argentina, Telefónica Colombia and Telefónica Ecuador continued to increase their renewable electricity consumption to 60%, 93% and 68% respectively. Likewise, in Latin American operations, the first multi-country and multi-year purchase (2024-2026) was awarded to acquire certificates of origin (IREC) for a volume of 489 GWh in 2024, 846 GWh in 2025 and 981 GWh in 2026.

3. Long-term power purchase agreements (PPAs): these agreements are designed to promote the construction of renewable energy facilities and move towards achieving the commitment to being 100% renewable. These contracts contribute to increasing the percentage of renewable energy in countries' energy mixes, facilitating the achievement of medium- and long-term consumption commitments under the PPA model.

At Telefónica Spain, there are five PPAs in operation representing a capacity of 582 GWh/year. The agreements cover 52% of the power consumption for the operator's technical buildings. In addition, Telefónica Germany has signed two PPAs which will be in force between 2025 and 2040 and are equivalent to 550 GWh a year, therefore covering 87% of the total energy consumption of its operations. Noteworthy at Telefónica Brazil is the continuation of the distributed generation (DG) project, with the installation of 72 renewable energy plants with a production of 650 GWh. Upon completion of the project's implementation, these plants




will produce more than 710 GWh per year, reducing dependence on renewable energy certificates or IREC.

This action is considered to be currently in progress and will be completed in the short term (by 2030) to contribute to achieving the climate-related targets.

In 2024, consumption of renewable energy increased by 6% compared to the previous year, reaching 89% of total electricity consumption in Telefónica facilities.

2. Energy efficiency projects

In 2024, Telefónica continued to increase the energy efficiency of its operations through its Energy Efficiency Plan.

Improving energy efficiency is one of the main commitments established in the Global Environmental and Energy Policy. This action not only strives to make optimised use of energy but also enables the achievement of two objectives: management of environmental risks and the commitment to achieving net zero emissions at the Company. This initiative contributes to reducing Scopes 1 and 2 emissions and those in category 3 of Scope 3 (emissions associated with the life cycle of fossil energy), thus mitigating the effects of climate change and moving the Company closer to reaching its decarbonisation target.

The strategy of improving energy efficiency helps mitigate potential transitional climate risks associated with the increase in costs derived from carbon and electricity prices and the uncertainty about carbon credit prices. Optimising efficiency in operations makes it possible to reduce electricity consumption, which reduces exposure to the volatility of electricity prices and avoids the need to acquire carbon credits or assume additional costs associated with energy suppliers subject to carbon-related regulations.

At the same time, it serves as an adaptation measure to extreme climate events such as heat waves and cold snaps By implementing more efficient processes and equipment, the Company intends to adapt HVAC to a context of extreme temperatures, ensuring an optimal environment in which the infrastructure is operative and workers can perform their jobs in a safe setting.

The expected result of this action is the improvement of energy consumption per unit of Company traffic (MWh/Petabyte) by 95% by 2030 compared to 2015. The aim of this target is to keep energy consumption stable over time, thereby decoupling the growth of data traffic on Telefónica's networks from the emissions associated with its operations. Through the Energy Efficiency Plan, Telefónica not only promotes adaptation to and mitigation of the potential effects of climate change but also transforms it into a market opportunity to reduce operating costs and strengthen the Company's competitiveness .

The scope of the Energy Efficiency Plan extends to all Telefónica operations in all the countries in which it operates. Energy efficiency is achieved through the following activities:

- Network transformation: estimated savings of 177,708 MWh 2024 through the following initiatives:

  ◦ Deployment of new generation networks, fibre optic and 5G, and the shutdown of legacy networks: the Company moved ahead with shutting down 2G and 3G networks, compacting equipment and replacing the copper network with fibre optics, which is 85% more efficient in terms of customer access (according to empirical measurements by Telefónica and in consensus with the sector). In 2020, Telefónica presented the results of a study based on real measurements which demonstrated that 5G technology is up to 90% more efficient than 4G in terms of energy consumption per unit of traffic (MWh/Petabyte). In 2023, after several comparative exercises, it was concluded that energy efficiency in virtualised environments is up to 27% higher than in legacy environments.

  In alignment with the copper shutdown plan, Telefónica Spain closed 3,671 plants in 2024 (7,820 since 2014). In turn, the operations in Hispanoamerica made progress with their multi-layer shutdowns saving 33 GWh in 2024. For example, Telefónica Uruguay successfully shut down 100% of the 2G mobile network (including controllers) in January 2024, and Telefónica Argentina shut down 100% of the 2G mobile network in the Buenos Aires Metropolitan Area – La Plata in June. In the fixed network, Telefónica Hispam shut down more than 1,362 plants and 3,492 DSLAMs.

  ◦ Compacting and consolidation of technical rooms: The objective is to bring the occupancy level of all critical sites closer to the target of 80%, which allows the designed PUE levels to be achieved. The Company is carrying out a study of its infrastructure with the goal of categorising the sites based on their reliability and efficiency. This will make it possible to perform consolidation projects and transfer loads to more efficient buildings. Telefónica Germany is executing a consolidation project involving data centres and core plants, which will enable it to reduce electricity consumption in addition to strengthening its network.

- Modernisation of equipment:

  ◦ Equipment has been replaced with more efficient models, and technological innovations such as rectifiers, power plants, external panels and uninterruptible power supply (UPS) systems have




been incorporated into electrical infrastructure. Savings of 1,250 MWh were calculated for 2024.

There is also work ongoing to upgrade cooling equipment to improve energy efficiency, with estimated savings of 33,128 MWh per year in 2024. Other initiatives are being promoted, such as adjusting the temperature set point in cooling systems, free cooling in technical rooms utilising air from outside, and advanced technologies such as liquid cooling by immersion. An energy monitoring system has been implemented in one of the Group's data centres with the aim of verifying the real efficiencies delivered by the use of chillers with magnetic levitation compressors, which were installed in 2023. Telefónica Spain continued with the 'Apagado Milles' (Switch Off Thousands) project, which consists of matching the climate control equipment to the actual load and shutting down 572 devices, bringing estimated savings of 17 GWh in 2024.

- Power saving features (PSFs): this initiative is expected to save 21,606 MWh in 2024. It consists of implementing energy saving systems during periods of low traffic, delivering reductions of up to 30%. In 2024, 14 new PSFs were put into operation in the 4G and 5G networks in the main markets (Spain, Brazil and Germany), without compromising service quality. Thanks to the use of artificial intelligence (AI) tools and machine learning algorithms, known as phase learning, which act on top of these features, it is possible to predict the behaviour of future traffic and activate cell-sleep states 24 hours a day.

- Other energy efficiency measures in 2024:

  ◦ Replacement of fluorescent lighting with LED technology. This initiative saved 5,259 MWh.

  ◦ Power-factor correction and installation of occupancy sensors and smart meters, among others. This initiative is estimated to save 2,770MWh.

  ◦ Leakage control, preventive maintenance and replacement of refrigerant gases: digitalising the process of managing operational fuel consumption data and refrigerant gas recharge data optimises monitoring for leakage of these gases. This, together with the preventive maintenance performed, reduces gas leaks. At Telefónica Brazil, digitalisation of the management process increased the reliability of data through continuous monitoring, which enabled a reduction in refrigerant gas recharges of 9% compared to 2023. At Telefónica Argentina, a mobile application was implemented in June 2024 to digitalise and manage fuel and refrigerant gas consumption, as a result of which savings of 34% in fuel and 10% in refrigerant gases were achieved

compared to the same period in the previous year. When purchasing new HVAC equipment, and when replacing these gases in existing equipment, the global warming potential (GWP) is taken into consideration to ensure that it is lower.

  ◦ Replacement of diesel with natural gas or propane gas in boilers, which reduces the emissions associated with heating in the facilities, as these fuels generate fewer emissions for the same amount of heat produced during combustion processes.

  ◦ Replacement of generator fuel. Telefónica Germany deployed two off-grid mobile sites equipped with methanol and solar panels. These solutions ensure the independent functioning of the sites and generate estimated savings of approximately 13 MWh a year compared to a conventional mobile site. Additionally, a feasibility study was conducted on the use of HVO, or hydrotreated vegetable oil (a second-generation renewable diesel produced from waste), in the emergency generators located at Telefónica Spain's plants and data centres. This fuel reduces Scope 1 emissions up to 90% and improves operation due to its greater stability compared to fossil diesel, making its use appropriate for emergency generators.

  ◦ Reduction of fuel consumption: the extension of battery autonomy, the implementation of BaaS (Battery as a Service), the adjustment of capacity according to demand and the replacement of generator sets reduce diesel consumption and maintenance costs. Telefónica Colombia carried out a pilot scheme for Starfuel at the Chocontá earth station. This type of fuel (diesel) incorporates green hydrogen at 12%. This combination reduces CO_2e emissions by approximately 10% and reduces the consumption/energy ratio (gl/KWh) by 21%.

  ◦ Installation of lithium batteries: the implementation of delayed start-up logic for emergency generators using high-cycle (lithium) batteries at sites with frequent power outages reduces generator operation and saves fuel. Telefónica Venezuela implemented the battery cycling project at 35 sites. The aim of this initiative is to reduce average fuel consumption by 31% by delaying the start-up of the generator and allowing the batteries to be cycled during the first phase of the commercial power outage.

  ◦ Replacement of vehicles and gradual reduction of the fleet of vehicles: replacing the fleet of vehicles that consume fossil fuels with electric vehicles or those that use biofuels, such as ethanol, reduces Scope 1 emissions. Telefónica Spain renewed its operational fleet of vehicles, reducing the vehicle fleet by 41% and increasing the purchase of electric vehicles by 50%, going from 24 to 42 vehicles in


2024. The impact has been a reduction of approximately 19% in the carbon footprint of the vehicle fleet.

This action is considered to be currently in progress and will be completed in the short term (by 2030) to facilitate the achievement of the climate-related targets.

In 2024, energy consumption per unit of traffic was 38 (MWh/Petabyte). This ratio has improved by 90% compared to 2015.

This energy intensity metric (MWh/PetaBytes) is the ratio of total energy consumption (fuel consumption in operations and vehicle fleet and electricity consumption), divided by the volume of data traffic in PetaBytes.

The traffic used is the annual volume of data traffic (mobile and fixed) carried on Telefónica's data access networks. It is aggregated both in the downstream direction (network-customer) and in the upstream direction (customer-network). The units in which it is expressed are PetaBytes (10^15 Bytes).

3. Supplier engagement

Scope 3 emissions represent a significant portion of the Company's carbon footprint. In fact, more than half of Scope 3 emissions are derived from the activities of Telefónica's main suppliers (category 1 and 2) found in its supply chain. Hence, it is essential to engage with suppliers to mitigate their emissions and, therefore, drive Scope 3 emissions reductions. This action contributes to achieving the target of net zero emissions in the Global Environmental and Energy Policy, as well as the target of minimising the adverse impact of suppliers on climate change, set in the Supply Chain Sustainability Policy.

Furthermore, engaging with suppliers and potentially reducing Scope 3 emissions as a result, contributes to mitigating, inter alia, the potential climate-related transition risks associated with the uncertainty of carbon credit prices derived from Telefónica's commitment to purchase these.

It is expected that by achieving emissions reductions, a smaller number of carbon credits will need to be purchased, and therefore the exposure to uncertainty about the prices and their potential rise will decrease.

To this end, in 2024, Telefónica carried out engagement initiatives with its suppliers, which were structured into three priority groups.

The scope of these initiatives varies depending on the suppliers' contribution to Telefónica's footprint.

As a starting point and to establish a common basis for all suppliers within the Company's Procurement Model, suppliers are required to accept the Supply Chain Sustainability Policy, which includes, among other things,

requirements for the calculation and reduction of emissions. This policy defines the minimum requirements for all Telefónica's Scope 3 emissions within categories 1 and 2.

Subsequently, Telefónica categorises the suppliers based on their contribution to the Group's footprint and groups them into three priority levels (1, 2 and 3):

- Priority group 1: comprises 44 key suppliers in terms of ICT sector emissions, of which 27 are also its suppliers and make up 23% of Telefónica's supply chain emissions.

- Priority group 2: comprises 82 suppliers that make up 79% of Telefónica's supply chain emissions.

- Priority group 3: comprises 188 suppliers that make up 88% of Telefónica's supply chain emissions.

The suppliers in priority group 3 are invited to participate in the following engagement initiatives:

- CDP Supply Chain campaign: key suppliers in terms of emissions are invited to participate in the CDP Supply Chain program, where they provide information about their strategy, targets and climate actions.

- Supplier Engagement Programme (SEP): the suppliers' climate management maturity is assessed based on the information gathered in the CDP Supply Chain campaign. The analysis is shared with the suppliers, and various actions are taken as part of the programme in order to improve their climate management. These actions include the identification of improvement areas through a pledge model and capacity-building webinars.

Furthermore, in 2022, Telefónica established the following additional requirement for suppliers in priority group 2:

- SBTi requirement: a requirement for suppliers to commit to establishing science-based emissions reduction targets and have these validated by the Science-Based Targets initiative (SBTi). This commitment is monitored regularly.

Additionally, those suppliers who are also part of priority group 1 as a result of their GHG emissions contribution to the ICT sector are invited to participate in a collaborative initiative called the Carbon Reduction Programme (CRP).

- The CRP is a programme managed through the sector initiative Joint Alliance for CSR (JAC) that aims to further GHG emissions reduction at the product level. In it, the suppliers that work alongside the Company identify the most carbon-intensive products and, through a lifecycle analysis (LCA), determine which




production stages offer the greatest emissions reduction potential. The aim is to use this analysis as a basis for agreeing on reduction plans specific to these products with the suppliers. In 2024, 44 suppliers were engaged through the CRP, the majority of which were also Telefónica suppliers.

It is worth mentioning that the scopes of both the SEP and the CRP have widened since their initial implementation.

Telefónica launched the SEP in 2022 and since then it has been raised to the sector level, incorporating the efforts of other companies within the JAC sector initiative. With the broadening of its scope, the SEP includes nearly 900 suppliers, including also those suppliers in priority group 3 .

Similarly, in 2023, the CRP initiative was promoted by the Company with the support of another three telecommunications operators. Following its proven success, in 2024, the scope of the project in the ICT sector tripled, growing to a dozen operators, including Telefónica.

All in all, supplier engagement as an adaptation and mitigation action is considered to be currently in progress and will be completed in the short term (by 2030) to facilitate the achievement of the climate-related targets.

4. Circular economy for equipment

Telefónica promotes the refurbishment and reuse of fixed customer equipment, such as routers and set-top boxes, mobile telephones and electronic operations equipment, through different initiatives.

Integrating circularity criteria into Telefónica's business models contributes to achieving net zero carbon emissions at the Company, as the reuse of equipment extends its lifespan and avoids the emissions associated with extracting the materials needed to manufacture new devices, which would be necessary if the current equipment was not reused. It also reduces the emissions associated with the equipment's manufacturing process, which are greater than the emissions generated by refurbishment.

These initiatives help to decrease Scope 3 emissions, mainly in categories 1 and 2. These are the emissions generated by manufacturing the products and capital goods that Telefónica acquires. Decreasing them therefore mitigates the effects of climate change and brings the Company closer to achieving its decarbonisation target.

5. Business Continuity Plans

During 2024, Telefónica continued working on developing the Business Continuity Plans. Some of them take into consideration the risks deriving from extreme climate events. This action contributes to the achievement of one of the targets of the Global Environmental and Energy Policy: effective management of environmental risks.

In addition, it contributes to the implementation of the guidelines established in the Global Business Continuity Regulation, which mandates the preventive management of risks. The main result anticipated from this action is to improve the Company's resilience, that is, a greater capacity to respond and adapt in the face of any possible interruption related to climate change.

The Business Continuity Plans are applicable to all relevant Company processes and services. They establish the activities for contingency operations in different risk scenarios that exceed the risk appetite. As a starting point, in 2025 the Global Business Continuity Office will promote the analysis of risk treatment plans that include climate-related hazards.

Additionally, the crisis management system, through which the events that materialise and have a significant impact on the Company are managed, has a Crisis Committee structure (Local Crisis Committees, one per business unit, and a Global Crisis Committee). These are activated when required and are backed by specialists for each type of incident.

Crisis management and business continuity are both supported by activities such as:

- Analysis of Risk Treatment Plans (RTP), which includes climate-related hazards (natural disasters, disasters caused by fire or by water) in relevant processes.

- Development of Local Crisis Management Plans based on the Global Crisis Management System, which establishes the type of crisis, the phases and the governance model.

- The Strategic Plan of the Global Security and Intelligence Directorate, a plan that sets out three-year global security and intelligence plans, including the Global Crisis Management Plan, which encompasses the Crisis Management and Business Continuity projects.

There is a Security Advisory Board, which is made up of major security and intelligence figures from outside the Company and has the aim of contributing best practices, increasing the efficiency of capabilities and procedures, and enhancing the quality of the Company's strategy in this area.




This action is considered to be in continuous development and under regular review, and is projected to be completed in the short and medium term, with a time horizon set to 2040, given its essential nature within the Company's strategy.

During 2024, new Business Continuity Plans were developed, considering risks derived from climate-related events such as floods, fires and other natural disasters (e.g. cyclones, hurricanes, landslides). These made it possible to improve the Business Continuity maturity level of the Telefónica Group.

In addition, two crises considered relevant, due to climate-related events, were managed by the Local Crisis Committees:

One of the relevant crisis management processes was associated with the *DANA*, the Spanish acronym for high-altitude isolated depression, in Valencia (Spain). This extreme weather event caused severe damage to Telefónica's infrastructure due to the lack or electricity supply instability and the washout of water and flooding. Both fixed service (loss of service in 30% of the province of Valencia) and mobile service (with a maximum of 245 base stations down, 22% of the province of Valencia) were affected, resulting in the isolation of entire municipalities (104 at the worst moment).

Recovery was not only due to the complexity of the failures, but also to the difficult access to the affected areas. In the first instance, the priority was to re-establish critical and emergency services such as 112, hospital and outpatient centres, as well as command or control centres (security forces). Once these services were stabilised, the focus shifted to restoring fixed and mobile infrastructure so that citizens could be connected again.

In just three days, more than 50% of the fixed and mobile services had been recovered, and after 10 days, 100% of the infrastructures had been recovered.

The event has accelerated the learning curve, reinforcing the effectiveness of internal crisis management procedures.

Another of the crisis management processes considered as relevant in 2024 was the management of the floods and landslides that occurred between April and May in the state of Rio Grande do Sul, Brazil. These events affected the supply of essential services, such as energy and telecommunications. At peak of the crisis, 31 cities were isolated and at least 200 others had some form of partial disruption.

To ensure emergency connectivity for the people of Rio Grande do Sul, Vivo, a Telefónica Group company, and other operators provided free network roaming. In addition, Vivo provided 60 satellite phones to the Civil

Protection of Rio Grande do Sul to use in extreme situations.

In order to restore services as soon as possible, the Business Continuity Management (BCM) area established the Public Calamity Crisis Table—comprising 19 areas of the Company—. Joint actions, as well as the work of the entire field team, dedicated to normalising services, ensured greater agility and efficiency in restoring connectivity for the people.

6. Insurance Programs and Coverage for climate-related events

During 2024, the Group's Property Damage and Loss of Profit Program was renewed, its objective is to provide total or partial coverage for potential economic losses that the Telefónica Group may suffer as a result of a property damage event or natural catastrophe and which includes damages, losses and harm derived from the occurrence of climate-related events in any of the countries or territories in which Telefónica has operations and provides services. This program has been renewed for a period of one year and will expire on 20 March 2026.

This action contributes to the achievement of one of the key objectives of the Global Environmental and Energy Policy: the effective management of environmental risks.

The program is based on the risk management methodology for identifying, assessing, managing and transferring the climate risks that may affect the assets of the Group and its income statements/balance sheets, thereby affecting the Group's achievement of its main targets and strategy.

The main result expected from this action is the coverage of damages and losses suffered by the Group's assets, goods, income statement and balance sheet that allows for the quickest and most effective way to replace and/or rebuild damaged or lost assets and goods and meet the Company's economic targets. In addition to improving the Company's resilience, that is, its capacity to respond and adapt in the face of any possible interruption related to climate change.

In order to protect Telefónica's assets, goods, balance sheet and income statement, the Corporate Risk and Insurance Department carries out risk modelling for natural events, including physical events arising from climate change, in all countries in which the Group operates. The aim is to determine potential maximum losses in certain return periods in the event of different types of natural and climate events by using the models of different suppliers such as RMS and KatRisk.

The result of this analysis is key to understanding the Group's risks and exposure. In addition, it provides the basis and framework for designing the most efficient and complete insurance structure, helping to determine,




for example, the limits, withholdings and deductibles both for the Group and for each country.

This action is considered to be in continuous development given its essential nature within the Company's strategy.

During the 2024 financial year, the baseline data collection sheets used for vulnerability analysis were improved. This made it possible to improve the efficiency of the process of analysing, reviewing and modelling the global insurance scheme that encompasses, among other things, extreme climate events.

In addition, floods were included as a hazard in risk modelling in several countries where this was not previously available.

7. Products aimed at decarbonising the economy

In 2024, Telefónica continued strengthening its portfolio of digital products and services that help with the decarbonisation of other sectors of the economy, fostering the digital and green transitions as twin transitions. These initiatives not only constitute one of the Company's main strategies for mitigating climate change beyond its value chain, but they are also a key strategic opportunity for the Group. They provide Telefónica with access to a growing market, in which there is rising demand for technological solutions capable of decarbonising customers' productive processes, helping them to face greater regulatory pressure and increasing environmental consciousness.

They also directly contribute to one of the main targets of the Global Environmental and Energy Policy, specifically, to promoting digital solutions that help Telefónica's customers tackle the major environmental challenges that affect society as a whole.

The Exponential Roadmap initiative highlights that digital technologies could reduce greenhouse gas (GHG) emissions by 15% in the industrial sector, and by up to 35% if people's habits change to become more digital and sustainable. This underlines the role of digitalisation in the transition to a low-carbon economy and strengthens the Company's commitment to solutions that benefit both the environment and its customers' competitiveness.

This action is in continuous development given its essential nature within the Company's strategy and is implemented through the following activities:

Development of Eco Smart services

Telefónica develops services based on connectivity, Internet of Things (IoT), cloud, big data and 5G. These solutions have the potential to provide not only operational and cost-saving benefits, but environmental benefits as well. To identify them, the Company uses the Eco Smart seal. The label has four icons that represent energy savings, reduction of water consumption, reduction of CO_2e emissions and promotion of the circular economy. Below are examples relating to the decarbonisation potential of some of these solutions:

- Energy savings: services that, for example, optimise logistics routes or vehicle fleets or allow the energy consumption of facilities to be monitored and managed.

- Reduction in CO_2e emissions: services that, for example, improve traffic planning in cities or the maintenance of air conditioning equipment, avoiding refrigerant gas leaks.

In 2024 the Group continued to develop green digital solutions and identify them with the Eco Smart seal. At the end of the year, AENOR analysed the B2B solutions portfolios for Telefónica Argentina, Telefónica Brazil, Telefónica Chile, Telefónica Colombia, Telefónica Ecuador, Telefónica Germany, Telefónica Global Solutions (TGS), Telefónica Mexico, Telefónica Peru, Telefónica Spain, Telefónica Tech, Telefónica Uruguay and Telefónica Venezuela.

As a result of the verification process of the B2B solutions portfolios, 57% of the services offered in these entities have been verified as Eco Smart due to their potential for delivering environmental benefits and contributing to mitigating the customers' impact on the planet.

Eco Smart services meet the following criteria: the environmental benefit must occur in the customer's production activity/process or in the users of a service provided by that customer, it must be a direct consequence and not a secondary effect derived from the main benefit, and it must be significant.

Avoided emissions quantification

To ascertain the level of Telefónica's contribution to mitigating climate change, the Company annually quantifies the GHG emissions avoided by its customers thanks to their use of Telefónica products and services, that is, the net carbon impact generated compared to a reference scenario in which that solution is not used.

This scenario is defined based on well-documented external references and should reflect the most likely alternative scenario, considering the same functional unit and the same technical specifications.

Telefónica estimates that its Eco Smart and connectivity services helped customers avoid the emission of 17.4 million tonnes of CO_2e in 2024. It is important to clarify that these emissions do not contribute to reducing the Telefónica Group's carbon footprint.

The calculation of this indicator used a methodology based on the WBCSD "Guidance on Avoided Emissions"




and the ITU standard "L.1480: Enabling the Net Zero transition: Assessing how the use of information and communication technology solutions impact greenhouse gas emissions of other sectors".

The contribution of the connectivity services offered to the residential segment (B2C) in Spain, Germany and Brazil has been quantified, as well as some IoT-based Eco Smart services offered to business customers (B2B) in these markets, given that currently only these have the complete information required by these standards. Every year, the Company works to include a greater number of Eco Smart services.

Specifically, in terms of connectivity services in the B2C segment, fixed and mobile broadband services are considered, including the following uses: teleworking, online learning, online shopping, public transport applications and carpooling applications. The IoT solutions incorporated are those related to the management of smart cities (lighting, waste and parking) and vehicle fleets management.

For each of the solutions analysed, the following types of effects have been identified and, where possible, quantified:

- First-order effects: direct environmental impacts associated with the physical existence of the solution and its components, i.e. all stages of its life cycle (LCA). For example, the impact of Narrowband access, the SIM card and the sensor in an IoT solution.

- Second-order effects: indirect impacts generated by the use and application of the solution, which could be positive or negative. For example, the emission savings associated with the journeys avoided by a person who teleworks using a connectivity service or the emissions generated by the increase in energy consumption at home.

- Higher-order effects: indirect impacts other than first- and second-order effects that occur through changes in consumption patterns or lifestyles in society in the medium and long term. These can also be positive or negative. For example, emission savings associated with the consolidation of offices due to the medium- or long-term adoption of teleworking.

The calculation of the net carbon impact for each solution is obtained from the sum of the effects described above:

Net carbon impact = $\sum$ First-order effects + $\sum$ Second-order effects + $\sum$ Higher-order effects

The total emissions avoided are therefore obtained by adding up the net carbon impacts of all the solutions analysed.

The calculations related to the B2C connectivity solutions, which represent close to 99% of the total data on avoided emissions, are explained below.

For all of them, the first-order effects considered are the CO_2e emissions generated by the provision of each access (fixed and/or mobile).

Second-order and higher-order effects may differ from one use to another and are determined based on primary data (results of surveys of Telefónica customers) and secondary data (bibliographic sources). For example, in the case of teleworking and online learning, two second-order effects are identified:

- Commuting avoided. The surveys provide the percentage of adoption of these habits, the average number of days a week that the customer teleworks or learns online, or the average distance and type of transport avoided by not having to travel to their place of work or study. This makes it possible to calculate the emissions saved by the commuting avoided.

- Additional energy consumption at home. Emissions are calculated using information from surveys and bibliographic sources.

The higher-order effect identified is the consolidation of offices and study centres. Avoided emissions, where applicable, are calculated from bibliographic sources.

This example also demonstrates the consideration given to the calculation of possible adverse or rebound effects.

Circular economy

Telefónica has implemented actions to achieve the goals of becoming a Zero Waste company by 2030 and meeting the circular economy commitments outlined in its Global Environmental and Energy Policy. These involve minimising the impact of the waste generated, promoting reuse and recycling, and reducing the generation of hazardous waste.

These are the main actions that Telefónica is working on in order to manage the negative impacts , material risks and opportunities related to the circular economy.

1. Reuse customer-premises equipment (routers and set-top boxes)

This action focuses on the reuse of B2C/B2B routers and set-top boxes that follow a device as a service-model. It includes equipment that the Company collects from customers and delivers to a refurbishing company to give a second life. The scope of the initiative also includes the digitalisation of reverse logistics processes and the use of blockchain technology to increase device reuse rates, such as the VICKY initiative.




This project is being rolled out to all Telefónica operators offering fixed telecommunications services: Spain, Brazil, Germany, Argentina, Chile, Colombia and Peru. The stages of the value chain involved are: procurement (goods for business development), operations (equipment installation) and after-sales (reverse logistics, technical support and repair).

Reusing equipment helps to reduce dependency risks related to the circular economy while also representing an opportunity to make financial savings by avoiding the purchase of new equipment.

The expected outcome of this action is the reuse of 90% of the routers and set-top boxes delivered for refurbishment by the end of 2024, meaning it is a short-term action.

In 2024, the Company reused more than 4 million routers and set-top boxes, amounting to 91.4% of all equipment delivered to be refurbished.

2. Reuse mobile devices

The scope of this initiative covers giving customer- or Telefónica-owned mobile devices obtained through various channels a second life, whether through buyback programs, the sale of refurbished devices, repair services, reuse within leasing services or the MARA program, among other actions.

This initiative is being rolled out in the markets in which Telefónica offers mobile phone services, such as Germany, Spain, Brazil and Hispanoamerica. The different stages of the value chain involved are procurement, products and services, and after-sales (reverse logistics, technical support and repair).

Reusing devices contributes to the reduction of circular economy-related dependency risks . These are long-term actions that are expected to deliver the reuse of over 500,000 mobile phones by 2030. In 2024, 437,180 mobile devices were reused.

3. Prioritise the reuse of network equipment

Telefónica has implemented programs and platforms to extend the lifespan and reuse of second-hand network equipment (for example, the MAIA marketplace).

This equipment comes from its infrastructure and partner companies, mainly in markets with telecommunication networks such as Spain, Brazil and Hispanoamerica.

The stages of the value chain involved are procurement (goods for business development), operations (installation of network, customer and data centre infrastructure) and marketing (logistics and distribution).

The reuse of network equipment is a long-term action that will contribute to the reduction of circular economy-related dependency risks. In 2024, 533,818

items of network equipment were reused, a larger figure than the expected result of maintaining similar reuse figures to the previous year. This was due to a greater reuse of equipment among Group operators.

4. Recycle 100% of waste when reuse is not possible

This initiative includes delivering waste for recycling to waste managers authorised by the competent bodies and consolidating the waste generated by the Company's activity. In some cases it is possible to generate income through the sale of waste for recycling.

The GreTel digital tool enhances the traceability of waste disposal information, helping to mitigate risks and impacts from improper treatment.

The project, implemented across all regions with fixed or mobile telecommunications infrastructure, focuses on the operations stage (waste management from the business activities) of the value chain.

This is a long-term action that is expected to recycle over 95% of the waste generated. In 2024, 94% of waste was recycled.

Human Capital

Telefónica is promoting its Human Resources strategy under the principles of Impact, Collaboration, Transformation and Growth. These values are the driving force behind the new strategic plan, designed to ensure the sustainability of the business and the professional development of its employees:

- Impact: Prioritising the effective execution to ensure the sustainability of the business.

- Collaboration: Promoting teamwork between employees, customers and partners to maximise results.

- Transformation: Continuously evolve processes and ways of working to adapt to a digital and dynamic environment.

- Growth: Update skills through continuous learning, strengthening employability and internal talent.

  A new performance evaluation model measures these key dimensions through continuous and honest conversations, aimed at supporting development and maximizing employee impact.

Relevant Policies at Telefónica, S.A.

Key policies include Human Rights, Equality, Diversity and Inclusion, Safety, Health and Wellbeing, Digital Disconnection policy, as well as specific regulations on harassment, responsible business, privacy, etc.




Skills Management at Telefónica, training and education

Telefónica aligns its current and future capabilities through Skills Workforce Planning, developing new capabilities through reskilling and upskilling programs. Tools such as SkillsBank personalize training, while Universitas Telefónica offers programs designed to develop strategic skills and foster leadership. We also use internal mobility as a tool to acquire new skills.

To attract talent, we use digital and global channels, complementing traditional methods. We focus on establishing long-term relationships with candidates and simplifying selection. We actively participate in digital job fairs, forums, social networks and technological universities.

Company/employee relationship. Commitment and motivation of our employees

Employee commitment is key to Telefónica's strategy, measured annually by the Employee Net Promoter Score (eNPS), which assesses the likelihood of recommending the company. In 2024 we achieved a score of 75, complemented by satisfaction surveys and qualitative analysis. Internal listening exercises and evaluations are also carried out to promote equality, diversity and employee well-being.

Since 2019, the company has implemented agreements to guarantee a balance between personal and work life, encouraging digital disconnection.

We offer different Benefit Programs, including:

- Universal health insurance, which includes coverage for disabilities, mental and reproductive health.

- Financial aid for raising and educating children, including daycare and school subsidies.

- Extended parental leave, adapted to the specific needs of employees.

Diversity and Equal Opportunity

We are committed to diversity as a source of talent and to the creation of inclusive and accessible environments. To this end, we have a Global Diversity and Inclusion Policy and we also have specific protocols

for issues related to diversity, inclusion, accessibility and gender equality.

To achieve this , we design initiatives to promote diverse talent, inclusion, attract and retain high-potential professionals, maximize employee potential, foster innovation and enhance productivity. Only in this way we will be able to empathize with our clients, understand their specific needs and innovate to meet them. We also establish objectives that reinforce this commitment, such as:

- Annual target percentage of women in executive positions. Meeting the target for female executives is linked to the variable remuneration of our employees and is one of the indicators of sustainable financing. For 2024, it was set at 33.4%, achieving 34%.

- Adjusted wage gap of ±1%, achieved in 2022 and maintained as a target until 2024.

Safety, Health and Wellbeing

At Telefónica, we understand safety and health at work as comprehensive physical, mental and social wellbeing. We have a Global Safety, Health and Wellbeing Policy that promotes the health, safety and wellbeing of our employees, supply chain and partners. Occupational health and safety management systems are implemented in accordance with international standards to prevent incidents and occupational diseases. In addition, employee participation in health committees is encouraged and initiatives for physical and emotional wellbeing are promoted, including social benefits and health programs, with the aim of reducing stress and improving the work environment.

These measures not only benefit employees, who perceive through internal surveys that Telefónica actively promotes their well-being, but also create a positive societal impact and contribute to long-term business success.

Liquidity and capital resources

Financing

The main financing transactions carried out in the bond market in 2024 are as follows:

Description	Issue date	Maturity date	Amount in millions (nominal)	Currency of issue	Amount in millions (nominal)	Coupon
Telefónica Emisiones, S.A.U.						
EMTN bond [1]	01/24/2024	01/24/2032	1,000	1,000	EUR	3.698 %
EMTN bond [1]	01/24/2024	01/24/2036	750	750	EUR	4.055 %

(1) Sustainable bonds




These transactions are guaranteed by Telefónica, S.A. On the same dates Telefónica, S.A. perceived loans from Telefónica Emisiones, S.A.U. of similar amount, terms and conditions.

The main transaction arranged in 2024 in the bank market is as follows:

- The second one-year extension option for the Telefónica, S.A. sustainability-linked syndicated credit facility for up to 5,500 million euros, was executed on January 13, 2024, extending the maturity date to January 13, 2029.

- On July 31, 2024, Telefónica, S.A. drew down 150 million euros of its bilateral loan signed on March 27, 2024, and maturing on July 31, 2034.

- On October 31, 2024, Telefónica, S.A. drew down 140 million euros of its bilateral loan signed on October 9, 2024, and maturing on October 31, 2031.

- On December 16, 2024, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on November 21, 2024, and maturing on December 16, 2031.

Available funds
At December 31, 2024 Telefónica, S.A.'s available funds from undrawn lines of credit in different financial institutions totaled 9,524 million euros (of which 9,354 million euros maturing in more than 12 months).

Additionally, cash and cash equivalents as of December 31, 2024 amount to 5,015 million euros.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company's debt levels, and on capital management is provided in notes 13, 14, 15 and 16 of the financial statements.

Contractual commitments
Note 19 to the financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.

Credit risk management
The credit risk in Telefónica, S.A. mainly refers to the one associated with financial derivative instruments arranged with different entities. The detailed description of how those risks are managed and hedged is included in note 16.

Credit rating
At December 31, 2024, Telefónica, S.A.'s long-term issuer default rating is "BBB stable outlook" from Fitch, "BBB- stable outlook" from Standard & Poor's and "Baa3 stable outlook" from Moody's. During this year, there have not been changes in the long-term credit ratings

by any of the three agencies. Last changes in the credit ratings took place in 2020 when Standard and Poor's revised the outlook to "negative" from "stable" on April 1, 2020 and later, on November 20, 2020 downgraded the rating to "BBB - stable" from "BBB negative". On November 7, 2016 Moody's downgraded the rating to "Baa3 stable" from "Baa2 negative" and on September 5, 2016 Fitch downgraded the rating to "BBB stable" from "BBB+ stable".

In 2024, measures taken to protect the credit rating included an active portfolio management through the voluntary public acquisition offer for shares of Telefónica Deutschland that reinforces Telefónica's strategy to focus on its core geographies and its strong commitment to the German market, one of the most attractive and stable telecom markets in Europe. The offer also supports Telefónica's efforts to simplify the Group's structure and enhances the euro-denominated cash flows generated in the Group.

Telefónica has also undertaken an employee's restructuring process, allowing the capture of savings and with a positive cash generation impact from 2024 and Telefónica España has reached an agreement with Vodafone España to incorporate a joint company, whose main activity is the commercialization of a fiber to the home network for its shareholders.

In addition, Telefonica maintains a solid liquidity position and conservative approach to debt refinancing, as the Group took advantage of the historical low refinancing rates to extend average debt life and smooth its maturity profile in coming years.

Dividend policy

Telefónica establishes the shareholder remuneration policy taking into account the Group's earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholders and investors' expectations.

On March 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.

In February 2023, Telefónica announced the dividend policy for the year 2023, which consists of an amount of 0.30 euros per share in cash, payable in December 2023 (0.15 euros per share) and in June 2024 (0.15 euros per share).

The Annual General Shareholders Meeting held on March 31, 2023 approved the Proposals of the cash dividend paid in June 2023 and December 2023.




In February 2024, Telefónica announced the dividend policy for the year 2024, which consists of an amount of 0.30 euros per share in cash, payable in December 2024 (0.15 euros per share) and in June 2025 (0.15 euros per share).

The Annual General Shareholders Meeting held on April 12, 2024 approved the Proposals of the cash dividend paid in June 2024 and December 2024.

Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

- Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.

- Honoring previous legitimate commitments assumed.

- Covering requirements for shares to allocate to employees and management under stock option plans.

- Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share, the delivery of treasury shares in exchange for the acquisition of a stake in another company (such as the agreement with Prosegur Compañía de Seguridad, S.A.).

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

The disclosure of number of treasury shares at the end of 2024 and 2023, as well as the explanation about the evolution of the figure and the transactions involving treasury shares 2024, are described in note 11 of these financial statements.

Risk Factors

The Telefónica Group's business is affected by a series of risk factors that affect exclusively the Group, as well as a series of factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, that could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the rest of this Annual Report.

These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of Telefónica. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality based on the Telefónica Group's assessment of their probability of occurrence and the potential magnitude of their impact. The assessment of the potential impact of any risk is both quantitative and qualitative considering, among other things, potential economic, compliance, reputational and environmental, social and governance ("ESG") impacts.

Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.

These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.

Risks related to Telefónica's Business Activities.

Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.

The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.

Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of




market share and/or harm to the future growth of some of its businesses.

The entry of new competitors in core markets (leveraging asymmetric regulation and wholesale obligations for incumbents), market concentration via mergers by other players (e.g. MasOrange in Spain and Vodafone/Three in the United Kingdom) or changes in control at key competitors (e.g. Vodafone – Zegona in Spain), may re-configure markets. This could affect Telefónica's relative competitive position, impacting the potential evolution of revenues and market share, especially if new entrants pursue aggressive customer acquisition strategies. Additionally, new entrants could decide to accelerate network rollout (e.g. 5G) aiming at differentiating in the market, which could lead to increased competition in infrastructure.

Today most telecom operators, such as Telefónica, include services beyond core connectivity services in their portfolio, albeit the weight of these services is relatively minor. Competitive dynamics for digital services are different, since these markets are dominated by specialized over-the-top (OTT) players and big tech, which leverage global platform economics and strong customer brands.

If Telefónica is not able to successfully face these challenges, by ensuring a supply of cutting-edge technology products and services and maintaining its competitiveness against current or future competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.

Telefónica could be affected by disruptions in the supply chain or international trade restrictions, or by the dependency on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica's performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations, reduced output due to the suppliers own stock shortfalls, or inappropriate practices), this may harm Telefónica's reputation, or otherwise adversely affect its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labour contingencies in connection with the employees of such suppliers.

As of December 31, 2024, the Group depended on three handset suppliers (one of them located in China) and

seven network infrastructure suppliers (two of them located in China), which, together, accounted for 85% and 83%, respectively, of the aggregate value of contracts awarded in 2024 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers (not located in China) represented 46% of the aggregate value of contracts awarded in 2024 to handset suppliers.

As of December 31, 2024, the Telefónica Group had approximately 100 information system ("IT") providers that together accounted for 80% of the total amount of IT purchase awards made in 2024, seven of them representing 30% of purchases in that area and time frame.

If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group.

In addition, the possible adoption of new protectionist measures in certain parts of the world, including, the imposition of tariffs by major economies, the adoption of lockdown or other restrictive measures as a result any crisis or pandemic, as well as disruptions derived from geopolitical events such as the Russia-Ukraine war, armed conflict and political instability in the Middle East, among others, could disrupt global supply chains or may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. Any of the above could increase prices for Telefónica and ultimately make our services more expensive for our customers, which could adversely affect the business and operating results of the Telefónica Group.

National security concerns may also limit Telefónica's ability to utilize certain suppliers and require it to incur additional costs. Several EU countries have imposed restrictions on the use of telecom suppliers that are considered high-risk for 5G network infrastructure, such as certain Chinese suppliers. In Germany, Telefónica and other mobile network operators have entered into public law contracts with the Federal Ministry of the Interior and Community that obligate the mobile network operators to stop using all critical components made by Chinese suppliers in their 5G core networks by the end of 2026. The operators are also required to replace the critical functions of such suppliers' 5G network management systems in the access and transport networks of the 5G mobile network with technical solutions of other manufacturers by the end of 2029. This requires the cooperation of the suppliers, who must provide open interfaces for controlling the network elements.




The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. Since 2021 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China. While Telefónica's supply chain has been generally resilient in recent years, despite various stresses affecting the semiconductor industry and raw materials, this may change in the future.

The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Further, in its sale of digital services, the Telefónica Group regularly integrates the digital services it offers with third-party technologies. Similar to more traditional supplier relationships, these integrations subject the Telefónica Group to the risks of performance failures by these third parties and the cost of continuously monitoring these strategic partners to ensure they maintain appropriate levels of accreditation and that the technologies they provide remain secure and up to date. Any such performance failure by the third parties or the technologies they provide could negatively impact the digital services offered by the Telefónica Group, and the Group's business, financial condition, results of operations and/or cash flows could be adversely affected as a result.

Telefónica could be affected by the global technology talent shortage and the need for new skills in the workforce due to rapid technological changes, which may limit the Group's competitiveness.

The changing need for new skills in the workforce due to ongoing technological disruptions and the shortage of technology talent in the marketplace pose significant risks that may affect the Group's competitiveness.

The successful execution of Telefónica's strategic plan and Telefónica's ability to compete effectively now and in the future depend to a large extent on the Company's key talent, as well as on a highly skilled workforce. Experienced profiles in the technology sector are in high demand and competition for talent is fierce worldwide. A lack of talent and the necessary skills in the Group can slow down innovation and adaptation to rapid changes

in the sector, impacting business opportunities and the quality of services provided.

While the Group takes various steps to manage these risks, including by fostering a culture of continuous learning, though ambitious employee training and reskilling programs, motivating and seeking to retain the Group's key talent and by redefining Telefónica's corporate culture to ensure the company's long-term growth and sustainability, there can be no assurance that such steps will be sufficient.

If the Group fails to attract and retain technology talent, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

Many of the Group's activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, use of spectrum, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations, it may suffer consequences such as fines or other measures that would affect the continuity of its business. In addition, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.

In addition, the Telefónica Group requires sufficient appropriate spectrum to offer its services. The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses. While Telefónica considers its current spectrum capacity to be sufficient in all the regions in which Telefónica operates, the Group's failure to retain or obtain sufficient or appropriate spectrum capacity in these jurisdictions in the future, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.

Any of the foregoing, as well as the additional matters addressed below, could have an adverse effect on the




business, financial condition, results of operations and/or cash flows of the Group.

Access to new concessions/ licenses of spectrum.

In Spain, the Ministry of Economic Affairs and Digital Transformation (currently the Ministry of Digital Transformation and Civil Service) approved in June 2023 a modification to the National Frequency Allocation Table ("CNFA"), allowing for the possibility of making available 450 MHz of the 26 GHz spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment.

In the UK, following the clearance of the merger between Vodafone UK and Three UK, the Office of Communications ("Ofcom") has confirmed that it will hold an auction for 26 GHz and 40 GHz bands in the third quarter of 2025.

In Latin America, the following 5G auction processes are expected in 2025: in Peru, on July 4, 2024, a law was approved that allows the Ministry of Transport and Communications (MTC) to advance in the process of reordering the 3.5GHz band so that it can be used for the provision of 5G services and assign 5G spectrum without launching a public bidding process, as long as there is no lack of available spectrum to cover the demand of all interested operators. There is no specific information on when the MTC could advance in the process of reordering and assigning spectrum of the 3.5GHz band. On September 20, 2023, after an employee presented a false document regarding his academic degree, Telefónica del Perú was disqualified following a decision of the government procurement supervisor (OSCE), from contracting with the Peruvian state for a period of 36 months, meaning it cannot request concessions for spectrum or participate as a contractor or subcontractor in any government tender process. Telefónica del Perú has initiated legal actions against the sanction resolution, and the aforementioned employee was fired and criminally prosecuted. Telefónica del Perú has concessions for the provision of public telecommunications services and 4G and 5G spectrum (including in the same 3.5 GHz band, but obtained in a previous auction) with validity that exceeds the disqualification period. In addition, this disqualification does not affect the renewals of Telefónica del Perú licenses and we expect it would not preclude Telefónica del Perú from accessing additional spectrum for the provision of 5G services through the reordering process provided for in the July 4, 2024 law.

In Brazil, the Agencia Nacional de Telecomunicações ("ANATEL") is conducting a public consultation (until April 7, 2025) about a long-term schedule for spectrum auctions. This proposal includes frequencies in multiple bands for awards in the short (2026–2028), medium (2029–2032) and long term (2032–2036). With regard to 700 MHz in the 6 GHz band (6425–7125 MHz), ANATEL plans on submitting rules for the award to consultation in the second half of 2025 and granting the award by 2026. In addition, on January 31, 2025, ANATEL concluded the public consultation on the 700 MHz band Auction Proposal, which involves the spectrum that was returned by the provider Winity in 2023. According to the proposal, regional lots would be offered, with priority for participation given to providers that do not yet have spectrum authorizations in the 700 MHz band, and only if there is no interest from these providers, established providers would be able to acquire spectrum. The auction is expected to take place by the second half of 2025.

Existing licenses: renewal processes and modification of conditions for operating services.

In Germany, in May 2024, the Bundesnetzagentur ("BNetzA") published a draft decision on the extension of the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025. The draft decision provides for the existing frequency usage rights in the above mentioned frequency ranges, to be extended for a transitional period of five years. It is expected that BNetzA will adopt a final decision in the first quarter of 2025. The extension of the usage rights would be accompanied by obligations for the further deployment of mobile networks, particularly in rural areas and along transport routes. There would also be a requirement to negotiate with MVNOs on the purchase of wholesale mobile services as well as an obligation to negotiate national roaming and a co-operative shared frequency usage below 1 GHz with 1&1 Mobilfunk GmbH ("1&1"). Finally, an obligation would be imposed to continue existing spectrum leasing arrangements between network operators. As part of a second set of actions, a larger procedural framework is expected to be established for utilization from 2031 onwards, including with respect to rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years. A decision on this set of actions is planned for 2028.

In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee set after a fixed period (usually 20 years) from the initial auction. In 2033, after this mentioned fixed period, Ofcom will set spectrum fees for 800 MHz and 2.6 GHz bands. VMO2 currently holds spectrum in both of these bands.

With respect to Latin America:

In Brazil, ANATEL approved on February 8, 2021, Resolution 741/2021 which sets the regulation for the transition from the existing concession regime to a new authorization model for the provision of fixed commuted telephony services ("STFC"). On December 16, 2024,




Telefônica Brasil, ANATEL, the Brazilian Federal Court of Accounts and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of the STFC concession contracts to an authorization instrument (the "Self-Composition Agreement"). The Self-Composition Agreement includes several key conditions: (i) Telefônica Brasil is required to make specific investments on terms established under the agreement; (ii) Telefônica Brasil must maintain the provision of fixed-line telephone services in certain locations without adequate competition, within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to the concession at ANATEL or in the courts must be resolved, and Telefônica Brasil must withdraw any cases filed against the regulator; and (iv) Telefônica Brasil must commit to fulfilling public interest pledges for up to ten years as part of the adaptation process. Completion of the migration to the authorization regime is conditioned upon the signing of a unified authorization term with ANATEL, compiling all previous licenses into one single title, which is expected to occur during the first quarter of 2025.

ANATEL agreed to extend authorizations of the currently existing bands of 850MHz until November 2028, of 900/1800 MHz between 2031 and 2035 (depending on the region), and of 2100 MHz, until 2038. Additionally, pursuant to Resolution n° 757/2022, ANATEL intends to carry out, respectively, a refarming action consisting of the promotion of changes in the channel arrangements of the 850 MHz (2028) and 900/1800 MHz (2032) sub-bands. Certain specific requirements imposed for these renewals, including those related to the valuation criteria and obligations, are still under review by the Federal Court of Accounts.

In Peru, an arbitration process was started by Telefónica del Perú, to challenge the decision adopted by the Ministry of Transportation and Communications ("MTC"), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favorable award for Telefónica del Perú. The award recognizes that the methodology applied to assess compliance with the concession obligations in the concession renewal process was not in accordance with the provisions of the concession contract. The MTC, following this award, has initiated a new evaluation of Telefónica's request of renewal of these concessions for the period 2027-2032. In any case, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru, except for Lima and Callao, which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.

In Ecuador, the concession contract that authorizes the provision of telecommunication services by Telefónica and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band) that expired in November 2023, was extended on several occasions, with the last extension being authorized until May 15, 2025, under the same conditions as the original contract through an addendum and through provisional payments applicable to the new concession rights. At the end of 2024, the negotiation process for the renewal of the concession contract for a 15-year period was suspended by the Telecommunications Regulation and Control Agency (ARCOTEL) because it requires a favorable opinion from the Ministry of Economy and Finance (MEF) in relation to the terms and conditions agreed for the renewal. Once the opinion of the MEF is issued, we expect that the negotiations will resume.

During 2024, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 157 million euros, mainly due to the acquisition of spectrum in Colombia (183 million euros in 2023, mainly due to the acquisition of spectrum in Argentina). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.

Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI "Key regulatory issues and concessions and licenses held by the Telefónica Group" of the Consolidated Financial Statements.

Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.

The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber.

New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses have been shrinking in




recent years, while revenues from connectivity services (e.g., fixed and mobile internet) are increasing. To diversify revenue sources, Telefónica offers new digital services such as Internet of Things (IoT), cybersecurity, Big Data, Artificial Intelligence and cloud services among others. Although these services still have a substantially lower weight in Telefónica's total revenues, the related revenues represented more than 40% of the Company's B2B revenues in 2024 and grew by double digits compared to 2023.

Additionally, the world of telecommunications is evolving towards a model of programmable networks and services. This type of network can be used by programmers in a completely new and different way than it had been in the past. As a first big step, the GSMA (Global System for Mobile Communications) is leading the Open Gateway initiative for the standardized exposure of APIs (Application Programming Interface) to developers. This is a totally new market in which telecommunications companies must be able to develop not only attractive services but new skills in order to be successful.

One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment. In Spain, more than 90% of the retail copper network has been switched off. Due to regulatory requirements, the remaining portion of the network is expected to be switched off by May 2025.

As of December 31, 2024, in Spain, fiber coverage reached 30.8 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment. Telefónica is constantly looking for co-investments through Telefónica Infra, but it may not be able to identify suitable partners.

In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on

the Group's information, business, financial condition, results of operations and/or cash flows.

The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group's profit and margins and may not lead to the development or commercialization of successful new products or services. To contextualize the Group's total research and development effort, the total expenditure in 2024 was 647 million euros (741 million euros in 2023), representing 1.6% of the Group's revenues (1.8% in 2023). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual. Telefónica's investment in CapEx in 2024 was 5,475 million euros (5,579 million euros in 2023).

If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation.

The Telefónica Group's commercial portfolio includes products and/or services whose provision involves the processing of large amounts of information and data. This entails an enormous responsibility, while at the same time increasing the challenges related to compliance with strong and growing privacy and data protection regulations throughout the Telefónica Group's footprint, which may stifle the technological innovation that characterizes it and to which the Group is committed. Similarly, the Group's efforts to promote innovation may result in increased compliance risks and, where applicable, costs.

Telefónica is subject to Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), which is considered by the Group as a common standard of compliance in all its operations, even beyond the European Union. Additionally, the European Union has initiated a data legislative strategy that seeks to make the EU a leading space for the data-driven society, allowing data to flow freely throughout the territory and between different sectors. As a result, it is expected that new regulatory obligations will be imposed on operators.

In addition, since 2017 the European Union has been considering a proposal for a future European regulation




concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, the e-Privacy Regulation could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs that this could entail for Telefónica.

Discussions on the proposal for the e-Privacy Regulation have stalled, and the European Commission is studying different regulatory alternatives on the matter, which creates additional uncertainty with respect to the applicable regulatory framework going forward, which may negatively affect the development of new innovative products.

Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the European Economic Area ("EEA") that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary legal and technical controls and mechanisms in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the most adequate and effective measures to mitigate such risks.

With regard to the international transfer of data to the United States, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework. The adequacy decision concludes that the United States ensures an adequate level of protection for personal data transferred from the EU to U.S. companies participating in the EU-U.S. Data Privacy Framework. This adequacy decision remains subject to challenge by privacy activists as was the case with previous decisions.

Telefónica is subject to data privacy regulations similar to the GDPR in the non-EU countries in which it operates, including the United Kingdom, Brazil, Ecuador, Chile and Peru, increasing compliance risks and costs in these countries. For example, since its formal exit from the European Union ("Brexit"), the United Kingdom has implemented its own data protection framework, which largely mirrors the GDPR with certain tailored adjustments. Subsequent legislative efforts to simplify compliance for businesses in the United Kingdom (and, therefore, reduce data protections), while unsuccessful to date, have raised data privacy risks for EU companies who, like Telefónica, regularly engage with UK partners. Any such potential shifts in the applicable data privacy framework necessitate careful monitoring by Telefónica to mitigate compliance and cross-border data transfer risks.

To limit the risks derived from international transfers of personal data among Telefónica Group companies, the Telefónica Group adopted Binding Corporate Rules (BCRs), approved by the Spanish Data Protection Authority on March 8, 2024, following a procedure of co-operation between the European data protection authorities. However, there can be no assurance that such rules will be sufficient to ensure compliance with requirements in every jurisdiction in which the Telefónica Group operates.

Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.

Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company's overall total annual revenue for the previous financial year. Furthermore, if eventually approved, the e-Privacy Regulation or any similar alternative regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.

Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.

To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.

In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offering of digital services.

The networks, which had historically focused on voice transmission, have evolved into increasingly flexible,




dynamic and secure data networks, replacing, for example, old copper telecommunications networks with newer technologies such as fiber, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.

In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, relatively new services such as "Living Apps", "Connected Car", "Smart Cities", "Smart Agriculture", "Smart Metering", "Solar 360" and "Perplexity" (an Artificial Intelligence-driven answer engine service) which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. In addition, Telefónica has launched new customer care applications (My Movistar in Spain, Me Vivo in Brazil, My O2 in the United Kingdom) and developed a virtual assistant, Aura, with the aim of increasing the accessibility of the products and services the Group offers. However, there can be no assurance that these and other efforts will be successful.

In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to Telefónica's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.

If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Operational Risks

Information technology is key to the Group's business and is subject to cybersecurity risks.

Telefónica's operations, as well as the products and services it provides, rely on information technology systems and platforms that are susceptible to cyberattacks. If successful, these attacks can hinder the

effective provision, operation, and commercialization of our products and services and our customers' use of the same. Therefore, cybersecurity risks are among the most significant risks for the Group.

Telecommunications companies worldwide, including Telefónica, face a continuous increase in cybersecurity threats. These companies and their customers are becoming increasingly digital, processing and storing valuable information electronically relying on cloud services provided by third parties, permitting remote access and teleworking by employees and collaborators and expanding IoT environments. All of this complicates security management, forcing companies to review security controls beyond the traditional corporate network perimeter. At the same time, cyberattackers, including both state and independent actors, are becoming more sophisticated, armed with high levels of funding and advanced digital tools that use technologies such as artificial intelligence and machine learning. Threats include unauthorized access to systems, the installation of computer viruses or malicious software, and security breaches in the supply chain, with the aim of improperly obtaining sensitive information or disrupting the Group's operations, which may result in regulatory penalties. Furthermore, traditional security threats persist, such as the theft of laptops, data storage devices, and mobile phones, along with the possibility that Group employees or collaborators may leak information and/or perform acts that affect their networks or internal information. Additionally, the Telefónica Group is aware of potential cybersecurity risks arising from various international conflicts and monitors cyberattacks that may affect its infrastructure.

In the past three years, the Group has suffered various types of cybersecurity incidents that have included: intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and malicious actions to carry out fraud in respect of services provided by Telefónica. In some of these incidents, personal data from our customers and employees has been stolen. To date, none of these cybersecurity incidents have had material consequences for the Telefónica Group, but this may change in the future.

The development and maintenance of systems to prevent and detect cyberattacks is costly and requires ongoing monitoring and updating to address the increasing sophistication of cyberattacks. In response to these risks, Telefónica has adopted technical and organizational measures as defined in its digital security strategy, such as the use of early vulnerabilities detection, access control, log review of critical systems and network segregation, as well as the deployment of




firewalls, security controls in the supply chain, intrusion-prevention systems, virus scanners incident response and recovery procedures, and backup systems. However, Telefónica can provide no assurance that such measures are sufficient to avoid or fully mitigate such incidents. The Telefónica Group has insurance policies in place intended to cover certain losses arising out of these types of incidents. However, due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover in its entirety all losses that may arise out of a cybersecurity attack.

Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to Telefónica's technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group's business.

Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures or the theft of network elements, can damage Telefónica's infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group. For example, in late October 2024, record-breaking flooding and related power outages in Valencia, Spain, resulting from a high-altitude, cut-off low-pressure storm system, caused severe damage to Telefónica's infrastructure. Fixed and mobile services were affected, and certain municipalities (104 at the worst moment) lost all communications. Repairs to the damaged infrastructure took up to 10 days. Telefónica's operations have also been affected by power outages in certain Latin American countries due to droughts and flooding.

Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica Group, and may have a negative impact on the Group's operations and results. Telefónica analyses these risks in accordance with the guidelines set forth in the Corporate Sustainability Reporting Directive (CSRD), and with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

Network or service interruptions or quality loss or climate-related risks could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Financial Risks

Worsening of the economic and political environment could negatively affect Telefónica's business.

Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in these countries, such as economic uncertainty, inflationary pressures, rapid normalization of monetary policy, exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect Telefónica's business, financial position, debt management, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.

In recent years, successive shocks have ushered in a period characterized by extraordinary uncertainty and the simultaneous occurrence of multiple negative disruptions. Inflationary pressures arising from bottlenecks associated with the rapid post-pandemic recovery, coupled with increases in commodity prices, led to a robust response from central banks (raising interest rates and withdrawing liquidity from the system) and a significant loss of purchasing power for consumers. Additionally, the recent higher wage demands observed internationally, reflecting both the strength of labour markets, especially those in major developed economies, and the prevalence (though to a lesser extent than in the past) of wage indexation mechanisms, have also contributed to these inflationary pressures.

Although inflationary pressures eased in 2024, there are recent signs that progress is stalling in some countries where the Group operates, or even reversing course as in Brazil. Price pressures and relatively high interest rates persist in many countries. Geopolitical events such as the Russia-Ukraine war, armed conflict and political instability in the Middle East and the possible imposition of tariffs by major economies pose risks to inflation dynamics, interest rates and exchange rates. Moreover, there is a risk that the decrease in global liquidity and higher-for-longer interest rates could generate increased financial volatility, giving rise to new stress episodes, especially if inflation proves to be more persistent than expected. Additionally, premature monetary easing by central banks could lead to




resurgent inflation, potentially triggering a new stagflation period akin to the 1970s.

Looking forward, elements that could worsen the effects of the current situation include the escalation of armed conflicts and potential disruptions to energy and goods supply, as well as possible additional increases in commodity prices. This could result in a potential de-anchoring of inflation expectations and higher-than-expected wage hikes, prolonging and amplifying the inflation-recession scenario. As a consequence of the above, economic growth is expected to remain weak in the short term, with the risk of recession still present in some parts of the world.

So far, the main European countries where the Group operates have been affected by the ongoing geopolitical conflicts mainly through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their direct trade and financial exposure is limited. However, there continues to be a concern in Europe about energy dependence in the face of potential episodes of gas shortages and lengthening energy transition. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade, tighter financial conditions and doubts about debt sustainability.

As of December 31, 2024, the contribution of each segment to the Telefónica Group's total assets was as follows: Telefónica Spain 25.7% (26.0% as of December 31, 2023), VMO2 7.6% (7.5% as of December 31, 2023), Telefónica Germany 17.7% (17.8% as of December 31, 2023), Telefónica Brazil 22.2% (25.0% as of December 31, 2023) and Telefónica Hispam 14.1% (14.4% as of December 31, 2023). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina (sold in February 2025), Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2024 and 2023.

During 2024, the contribution of each segment to the Telefónica Group's revenues was as follows (does not include VMO2 that is recorded by the equity method and therefore does not contribute to the consolidated revenues): Telefónica Spain 31.0% (31.1% in 2023), Telefónica Germany 20.6% (21.2% in 2023), Telefónica Brazil 23.3% (23.7% in 2023) and Telefónica Hispam 21.9% (20.6% in 2023).

The main risks by geography are detailed below:

In Europe, there are several economic and political risks. Firstly, the evolution of armed conflicts poses a threat to growth and inflation prospects. Any worsening in the supply of gas, oil, food, or other goods due to disruptions in the supply chain would negatively impact their prices,

with a consequent effect on the disposable income of both households and businesses. In the medium term, this could result in wage increases, a persistent rise in inflation, and tighter monetary policy. Any of the above could have a negative impact on the cost of financing for the private sector, including Telefónica, and could trigger episodes of financial stress.

In addition, there is also a risk of financial fragmentation in the eurozone, meaning that interest rates may react differently in different countries within the eurozone, leading to differences in yields on bonds issued by more indebted countries (including Spain) and those issued by less indebted countries, making it challenging for the former to access credit at low rates.

Lastly, Europe faces three significant long-term risks. First, Europe may fall behind in the global technological race in particular because of both its dependence on several critical raw materials, indispensable for key sectors, that must be imported from other regions, and its lag in technological innovation. Second, a burdensome regulatory environment in the European Union poses a significant threat to business, impeding growth and eroding competitiveness, with companies based in countries and regions where regulations are relatively less complex, extensive or restrictive. Third, demographic factors such as declining birth rates and population aging may have a negative impact on the region's labor force and long-term growth prospects.

Regarding political risk, centrist political groups maintained a majority following the 2024 European Parliament elections but nationalist and populist parties made significant gains. It remains to be seen whether greater fragmentation in the parliament will hinder governance and the continuity of the ongoing agenda in fiscal and economic matters, climate and energy policy as well as other aspects of regional governance.

- *Spain:* there are several local sources of risks. One of them stems from the risk that high commodity prices and/or the emergence of wage pressures could prolong the inflationary episode with a deeper impact on household income. Secondly, further delays in the disbursement of Next Generation European Funds (NGEU) could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, Spain could be negatively impacted by the rise of protectionism and trade restrictions. Lastly, the impact of higher-for-longer interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market. In the long term, the challenge is to increase the growth of potential GDP through improvements in productivity and investment and ensure the sustainability of public debt.




- *Germany*: the risk of energy shortages has diminished recently due to Europe's response in terms of diversification of energy sources and the rapid construction of regasification plants in the country. However, it is possible that problems with energy supply may arise again. Alternative sources for gas imports could be limited, consumption could be higher due, for example, to an unusually cold winter, or competition for gas from other countries could increase. On the other hand, there is concern that higher-than-expected wage growth and/or higher input costs could lead to more persistent inflation diminishing competitiveness among the manufacturing sector. As for the medium to long term, there is a risk that prolonged or escalating geopolitical tensions could reduce international trade or increase competition to German-made products with a consequent impact on the country's potential growth, which is dependent on exports. Additionally, following the German federal election, it is relevant that a stable majority is formed capable of addressing the major challenges facing the country, especially in terms of investment needs. Finally, long-term challenges remain, such as the ageing of the population.

- *United Kingdom*: more persistent inflation could weigh on consumption and further depress economic growth. In particular, there is a concern that currently dynamic wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from totally normalizing. On the other hand, although the UK economy has few direct trade links with Russia and Ukraine, it is vulnerable to developments in the global energy market as it is the second European economy with the largest share of gas in the energy mix. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) has created new barriers to trade in goods and services, mobility and cross-border exchanges, which will continue to entail an economic adjustment in the medium term.

In Latin America, the exchange rate risk is currently considered moderate by the Telefónica Group, except in Venezuela, but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible fiscal deterioration) but there is no assurance that this will be the case.

- *Brazil*: fiscal sustainability and increased economic intervention remain the main domestic risk. Despite recently announced measures to curb public spending, tax reforms aimed at simplifying the indirect tax system and promoting stronger and sustainable economic growth and an upward revision of Brazil's credit rating outlook by Moody's, volatility surrounding fiscal sustainability has increased. Moreover, inflation expectations have continued to deteriorate following the poor performance of the Brazilian real in a context of fiscal volatility, paving the way for further interest rate hikes and increasing the risks of a more pronounced economic slowdown.

- *Chile, Colombia, Peru and Ecuador*: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. If inflation is more persistent than expected, this could limit central banks' ability to respond to an abrupt drop in activity levels and could also increase the risk of financial instability. Political uncertainty has decreased in Chile, following the rejection of a proposed new Constitution in December 2023, but the maintenance of the former status quo could give rise to new social demands. A presidential election is due to take place in November 2025 (and a runoff election may follow in December 2025). In Colombia, the structural reforms promoted by Colombia's government are expected to be more market friendly due to the weakening of the government coalition. In Peru, the government succeeded in reducing the social protests against the installation of the current administration, although it remains politically weak. In Ecuador, presidential and legislative elections were held in February 2025. The election took place against a backdrop of unprecedented social and economic challenges, as well as armed conflicts between the government and several organized crime groups. A run-off presidential election will be held in April 2025.

As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where Telefónica operates may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group has experienced and, in the future, could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.

In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more




frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2024, represented 16.4% of the Group's total assets), deferred tax assets (which as of December 31, 2024, represented 6.6% of the Group's total assets) or other assets, such as intangible assets (which represented 9.8% of the Group's total assets as of December 31, 2024), and property, plant and equipment (which represented 21.3% of the Group's total assets as of December 31, 2024). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2024, Telefónica recorded impairment losses on intangible assets and property, plant and equipment in Argentina in an aggregate amount of 1,274 million euros and impairment losses on goodwill in an aggregate amount of 866 million euros with respect to the cash-generating units in Chile (397 million euros), Peru (226 million euros), Telefónica Tech UK & Ireland (192 million euros) and BE-terna Group (51 million euros). Likewise, impairment losses were recorded in Peru in 2024, including impairment losses on intangible assets (54 million euros) and on goodwill allocated to the fiber optics business (34 million euros), as well as a reversal of deferred tax assets for loss carryforwards (91 million euros). Additionally, following the analysis of the recoverability of the assets of Pangea (the wholesale fiber optic company in Peru) at the end of 2024, an impairment of property, plant and equipment amounting to 108 million euros has been recorded, as well as a reversal of deferred tax assets amounting to 13 million euros (see Notes 2, 6, 7, 8, 25 and 30 to the Consolidated Financial Statements). In 2023, impairment losses in the goodwill of Telefónica Ecuador were recognized for a total of 58 million euros. In addition, VMO2, Telefónica's 50:50 joint venture with Liberty Global in the United Kingdom, recorded in 2023 an impairment of goodwill amounting to 3,572 million euros, with a negative impact of 1,786 million euros on the share of (loss) income of investments accounted for by the equity method in the consolidated income statement of the Group in 2023.

In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement.

Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may

materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.

The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.

The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2024, the Group's gross financial debt amounted to 38,782 million euros (37,061 million euros as of December 31, 2023), and the Group's net financial debt amounted to 27,161 million euros (27,349 million euros as of December 31, 2023). As of December 31, 2024, the average maturity of the debt was 11.3 years (11.6 years as of December 31, 2023), including undrawn committed credit facilities.

A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly to obtain in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the reputation, solvency or operating performance of Telefónica.

As of December 31, 2024, the Group's gross financial debt scheduled to mature in the following 12 months amounted to 5,590 million euros and the gross financial debt scheduled to mature in 2026 amounted 2,607 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2024. As of December 31, 2024, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,017 million euros (10,634 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit




lines. As of December 31, 2024, 3.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2025.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Finally, any downgrade in the Group's credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.

The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to interest rates or foreign currency exchange rates.

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); (ii) the value of long-term liabilities at fixed interest rates; and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.

In nominal terms, as of December 31, 2024, 83% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of debt related interest payments for the last 12 months excluding leases was 3.32% as of December 31, 2024 compared to 3.80% as of December 31, 2023. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2024: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 41 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached) would have led to a reduction in financial expenses of 41 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.

Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's

calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed against the euro would result in exchange gains of 42 million euros as of December 31, 2024 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 42 million euros as of December 31, 2024. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2024 taking into account derivative instruments in place.

In 2024, the evolution of exchange rates (without considering the effects of hyperinflationary countries) had a negative impact in the year-on-year growth of the Group's consolidated revenues and EBITDA, subtracting 2.2 percentage points and 2.9 percentage points respectively (in 2023 it had a positive impact of 0.2 percentage points on year-on-year revenue growth and no impact at the EBITDA level). Furthermore, translation differences in 2024 had a negative impact on the Group's equity of 959 million euros (positive impact of 37 million euros in 2023).

The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.

Legal and Compliance Risks

Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.

The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.




Telefónica Brazil maintained provisions for tax contingencies amounting to 314 million euros and provisions for regulatory contingencies amounting to 179 million euros as of December 31, 2024. In addition, Telefónica Brazil faces possible tax and regulatory contingencies for which no provisions are made (see Note 24.c. "Provisions—Other Provisions—Telefónica Brazil" and Note 25 "Tax matters—Tax Litigation in Telefónica Brazil" to the Consolidated Financial Statements).

The Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of Telefónica's estimates will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 (Tax matters) and 29 (Other information) to the Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 Provisions of the Consolidated Financial Statements.

Telefónica Group is also party to certain litigation in Peru concerning certain previous years' income taxes in respect of which Telefónica has been notified that the judicial resolutions which resolve the contentious administrative processes are unfavorable to the Group and will require it to pay taxes related to prior years. At the end of the relevant proceedings, the Tax Administration, through an administrative act, has not yet finally determined the amount of the payment obligation. The total provision as of December 31, 2024 amounted to 2,739 million Peruvian soles (approximately 700 million euros at the exchange rate at such date).

An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

Increased scrutiny and changing expectations from stakeholders, evolving reporting and other legal obligations and compliance with the Telefónica Group's own goals regarding ESG matters, may expose the Telefónica Group to various risks.

The Telefónica Group may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to ESG issues. Further, expectations and requirements may differ from region to region, may be based on diverging calculation or other

criteria and may experience material changes as they still are at their emerging phase.

Further, the Telefónica Group's disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its CO_2 emission reduction targets) exposes it to the risk that it will fail to achieve these objectives and initiatives.

Although the Telefónica Group is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its CO_2 emission reduction targets), the Telefónica Group's reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA") and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.

In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative




impact on the business, reputation and/or brand, or the ability to contract with public administrations.

Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union, the United States, including by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC) and the United Kingdom. Sanctions restrict the Group's business dealings with certain countries, territories, individuals and entities and may impose certain trade restrictions, among others, export and/or import trade restrictions to certain goods and services. In this context, the provision of goods and services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions. Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.

Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, Telefónica cooperates with governmental authorities in connection with the enforcement of anti-corruption laws. For example, certain companies within the Group have been the subject of corruption investigations and charges in the past, one of which recently resulted in a financial penalty. See Note 29 b)- Other Proceedings to the Consolidated Financial Statements.

Failure to comply with anti-corruption laws and sanctions regulations could lead to further financial penalties, termination of government contracts, and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Events after the reporting period

The events regarding the Company that took place between the reporting date and the date of preparation

of the accompanying financial statements have been disclosed in note 22.

Annual Corporate Governance Report

See Chapter 4 (Annual Corporate Governance Report) of the 2024 Consolidated Management Report of Telefónica, S.A.

This document is also available in the public registers of the National Securities Market Commission (CNMV).

Annual Report on the Remuneration of the Directors

See Chapter 5 (Annual Report on the Remuneration of the Directors) of the 2024 Consolidated Management Report of Telefónica, S.A.

This document is also available in the public registers of the National Securities Market Commission (CNMV).





Registro Mercantil Provincia de Madrid, Hoja M-6164, Folio 21, Tomo 12.534, Inscripción 1359ª, del Libro de Sociedades, CIF. A-28/015865 Sede Social Gran Vía 28, 28013 Madrid.

PABLO DE CARVAJAL GONZÁLEZ, SECRETARY OF THE BOARD OF DIRECTORS OF TELEFÓNICA, S.A.

I HEREBY CERTIFY

That the Annual Accounts (Balance Sheet, Income Statement, Statement of changes in equity, Statements of cash flow, and Notes) and the Management Report of Telefónica, S.A., corresponding to Fiscal Year 2024, have been approved by resolution of the Board of Directors of the Company validly adopted today.

That, in accordance with the provisions of article 253.2 of the Consolidated Text of the Spanish Corporate Enterprises Act, in accordance with article 37.1.3º of the Commercial Code, the Directors who are members of the Board of Directors of Telefónica, S.A. have signed the said documents on this sheet, the last of the said documents.

February 26, 2025

Secretary of the Board of Directors

Mr. Marc Thomas Murtra Millar   Mr. Isidro Fainé Casas

Mr. José María Abril Pérez   Mr. Ángel Vilá Boix



Registro Mercantil Provincia de Madrid, Hoja M-6164, Folio 21, Tomo 12.534, Inscripción 1359ª, del Libro de Sociedades, CIF: A-28/015865 Sede Social Gran Vía 28, 28013 Madrid.

Ms. María Luisa García Blanco

Mr. Peter Löscher

Mr. Carlos Ocaña Orbis

Ms. Verónica Pascual Boé

Mr. Francisco Javier de Paz Mancho

Mr. Alejandro Reynal Ample

Mr. Francisco José Riberas Mera

Ms. María Rotondo Urcola

Ms. Claudia Sender Ramírez

Ms. Solange Sobral Targa



Registro Mercantil Provincia de Madrid, Hoja M-6164, Folio 21, Tomo 12.534, Inscripción 1359ª, del Libro de Sociedades, CIF: A-28/015865 Sede Social Gran Vía 28, 28013 Madrid.

STATEMENT OF RESPONSIBILITY FOR THE ANNUAL FINANCIAL INFORMATION

The Directors of Telefónica, S.A. state that, to the best of their knowledge, the Individual Annual Accounts of Telefónica, S.A. for Fiscal Year 2024, approved by the Board of Directors at its meeting of February 26, 2025 and prepared in accordance with applicable accounting standards, present a fair view of the assets, financial condition and results of operations of Telefónica, S.A., and that the Individual Management Report, contain a true assessment of the corporate performance and results and the position of Telefónica, S.A., as well as a description of the principal risks and uncertainties faced

Madrid, February 26, 2025

Mr. Marc Thomas Murtra Millar
Chairman

Mr. Isidro Fainé Casas
Vice-Chairman

Mr. José María Abril Pérez
Vice-Chairman

Mr. Ángel Vilá Boix
Chief Operating Officer

Ms. María Luisa García Blanco
Director

Mr. Peter Löscher
Director



Registro Mercantil Provincia de Madrid, Hoja M-6164, Folio 21, Tomo 12.534, Inscripción 1359ª, del Libro de Sociedades, CIF: A-28/015865 Sede Social Gran Vía 28, 28013 Madrid.


_____
Mr. Carlos Ocaña Orbis
Director

_____
Ms. Verónica Pascual Boé
Director

_____
Mr. Francisco Javier de Paz Mancho
Director

_____
Mr. Alejandro Reynal Ample
Director

_____
Mr. Francisco José Riberas Mera
Director

_____
Ms. María Rotondo Urcola
Director

_____
Ms. Claudia Sender Ramírez
Director

_____
Ms. Solange Sobral Targa
Director


Telefónica

Consolidated annual report 2024



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor's report on the consolidated annual accounts

To the shareholders of Telefónica, S.A.:

Report on the consolidated annual accounts

Opinion

We have audited the consolidated annual accounts of Telefónica, S.A., (the Parent company) and its subsidiaries composing the Telefónica Group (the Group), which comprise the statement of financial position as at 31 December 2024, and the income statement, statement of comprehensive income, statement of changes in equity, cash flow statement and related notes, all consolidated, for the year then ended.

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the equity and financial position of the Group as at 31 December 2024, as well as its financial performance and cash flows, all consolidated, for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated annual accounts* section of our report.

We are independent of the Group in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the consolidated annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja M-63.988, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - NIF: B-79031290


pwc

Telefónica, S.A. and its subsidiaries

Key audit matters	How our audit addressed the key audit matters

Impairment analysis of cash-generating units, including goodwill

As described in notes 2, 3, 6, 7 and 8 to the consolidated annual accounts, as of December 31, 2024, the consolidated goodwill amounts to €16.461 million. Additionally, the intangible assets and property, plant, and equipment of Telefónica Argentina amount to €265 million and €734 million, respectively.

To assess if there is an impairment in the goodwill and non-current assets, to which the cash-generating units relate, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value may not be fully recoverable. Management calculates the recoverable amount of each cash-generating units as the higher of fair value less cost to sell and value in use. In determining value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors covering a three-year period including the closing year.

Management´s cash flows projections involved significant judgements when considering significant assumptions such as revenue growth, long-term EBITDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Telefónica Group operates.

As per the circumstances described in Notes 6, 7 and 8, an impairment loss of €866 million was recognized during the year on the goodwill related to different cash-generating units and impairment losses of €436 million and €838 million on the intangible assets and property, plant and equipment related to Telefónica Argentina, respectively.

We identify this matter as a key audit matter due to the significant judgements made by management when estimating the significant assumptions that supports the recoverable amounts of the cash-generating units which in turn led to a high degree of auditor judgement and audit effort in evaluating these assumptions.

We have performed audit procedures on the process followed by the directors and management to determine the recoverable amount of the cash-generating units, including:

- Understanding of the control environment, assessment and testing of the relevant controls over the process for assessing goodwill and non-current assets impairment to determine the recoverable amount of the cash-generating units.

- Verification of the consistency of the data used in the calculation of the recoverable amount with respect to the strategic plans approved by the Board of Directors.

- Evaluation of the cash flow discount model used, for which we have had the collaboration of our valuation experts.

- Analysis of the degree of budget achievement with respect to the strategic plan approved in the previous year, as well as historical achievement.

- Assessment of the significant assumptions employed to determine the recoverable amount, testing its reasonableness. We have had the collaboration of our valuation experts in evaluating the discount rates and the perpetual growth rates considered by management.

- Sensitivity analysis over significant assumptions and disclosures in the consolidated annual accounts in accordance with the applicable regulations.

Based on the procedures performed, we consider management's assessment to be reasonable and its conclusions on the valuation of goodwill and non-current assets of Telefónica Argentina are consistent with the information contained in the accompanying consolidated annual accounts.



Key audit matters	How our audit addressed the key audit matters

Revenue recognition (unbilled revenue)

Telefónica Group revenues come mainly from the sale of products and the provision of various telecommunications services.

Group's revenue recognition relies on its information systems and technological structure, which includes a large number of systems used in the Group Companies' operations. For those revenues which revenue billing cycle does not align with the account closing date, management must use estimates to determine the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on data from different sources and revenue streams processed by the information systems, and historical information. The amount of recognized revenue pending billing as of December 31, 2024 amounts to 2,844 million euros.

We identify this matter as a key audit matter due to the complexity of the process used by management for estimating recognized revenue rendered and not yet billed, given the diversity of data sources, revenue streams and the number of systems involved. This in turn led to a high degree of auditor judgement and effort in designing and performing audit procedures.

See notes 3 and 14 to the accompanying consolidated annual accounts.

We have performed audit procedures, assisted by our process and IT system specialists, on the revenue recognition process, including:

- Understanding of the control environment, assessment and testing the relevant controls over the process and the IT general controls over the main systems involved in the process.

- Assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed and the accuracy and completeness of the data used in the estimation.

- Testing billings completed following the year-end to assess the consistency with the estimates made, using sampling techniques.

Based on the procedures performed, we consider management's estimates to be reasonable as regards the recognition of revenue from sales and provisions of services rendered and not yet billed at the year end.

Tax and regulatory proceedings in Telefonica Brazil

As described in notes 3, 24 and 25 to the consolidated annual accounts, the Group has recorded liabilities related to income tax, and provisions for other taxes and regulatory contingencies in Telefonica Brazil amounting to 34 million euros, 314 million euros and 179 million euros, respectively. The Group recognizes provisions related to litigation for which management considers that the loss is probable and the amount of the loss has been reliably estimated and when it considers that it is not probable that the tax authority will accept the uncertain tax treatment.

We have performed audit procedures assisted by our experts in tax and regulatory matters over the process followed by the Telefónica Group to identify and assess lawsuits and claims in Telefonica Brazil, including:

- Understanding of the control environment, assessment and testing relevant internal controls related to the identification and recognition.



Key audit matters	How our audit addressed the key audit matters
The Group discloses in notes 24 and 25 to the consolidated annual accounts, contingencies of Telefonica Brazil when management concludes no loss is probable but it is reasonably possible that a loss may be incurred, or the loss being probable, not can be estimated reliably, and for income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment. As of December 31, 2024, the amount of contingent liabilities related to income tax, other taxes and regulatory procedures amounts to 5,706 million euros, 6,347 million euros and 476 million euros, respectively. We identify this matter as a key audit matter due the significant judgements made by management when assessing the amount and the likelihood of a loss being incurred in Telefonica Brazil. This in turn led to a high degree of auditor judgement and effort in evaluating management´s judgements in the estimation of the loss contingencies related to tax and regulatory contingencies in Telefonica Brazil.	• Obtaining and evaluating the responses to our letters of audit inquiry with internal and external legal counsels of Telefónica Brazil. • Evaluating the reasonableness of management's assessment regarding whether an unfavourable outcome is reasonably possible or probable and reasonably estimable. • Evaluation of the adequacy of the contingencies disclosures in the consolidated annual accounts. Based on the procedures performed, we consider management's estimates to be reasonable and consistent with the information contained in the accompanying consolidated annual accounts in relation to the tax and regulatory proceedings in Telefonica Brazil.

Measurement of the investment in VMED O2 UK Ltd

As indicated in notes 3 and 10 of the consolidated annual accounts, as of December 31, 2024, the amount of the equity method investment of VMED O2 UK Ltd (VMO2) amounts to 7,641 million euros. Management performs an investment impairment assessment when there is objective evidence indicating that the cost of the investment may not be recoverable, including significant changes with an adverse effect that have taken place in the market or economic environment in which VMO2 operates. The determination of the recoverable value of the investment by calculating the value in use requires a high degree of judgment in the estimation of key hypotheses such as revenue growth, the long-term EBITDA margin, the long-term investment ratio, the discount rate and the perpetuity growth rate.	We have performed audit procedures on the process carried out by the management for the valuation of the investment in VMED O2 UK Ltd, including: • Understanding of the control environment, assessment and testing of the relevant controls over the valuation of VMO2. • Verification of the consistency of the data used in the calculation of the recoverable amount with respect to the strategic plans approved by the Board of Directors. • Evaluation of the discounted cash flow model of used, for which we have had the collaboration of our valuation experts.



Key audit matters	How our audit addressed the key audit matters
This is a key matter in our audit due to the significant judgments made by management in estimating the key assumptions supporting the recoverable value of the investment in VMED O2 UK Ltd, which in turn led a high degree of auditor judgement and effort in evaluating such assumptions.	• Analysis of the degree of budget achievement with respect to the strategic plan approved in the previous year, as well as historical achievement. • Evaluation of the key assumptions used to determine the recoverable value, questioning their reasonableness. We have had the collaboration of our valuation experts in evaluating the discount rate and the perpetuity growth rate considered by management. • Evaluation of the sensitivity analysis performed by management on the key assumptions and the disclosures in the consolidated annual accounts in accordance with the applicable regulations. Based on the procedures performed, we consider management's assessment and its conclusions regarding the valuation of the investment in VMED O2 UK Ltd are consistent with the information contained in the consolidated annual accounts.

Other information: Consolidated management report

Other information comprises only the consolidated management report for the 2024 financial year, the formulation of which is the responsibility of the Parent company's directors and does not form an integral part of the consolidated annual accounts.

Our audit opinion on the consolidated annual accounts does not cover the consolidated management report. Our responsibility regarding the consolidated management report, in accordance with legislation governing the audit practice, is to:

a) Verify only that the consolidated statement of non-financial information, certain information included in the Annual Corporate Governance Report and the Annual Report on Directors' Remuneration, as referred to in the Auditing Act, have been provided in the manner required by applicable legislation and, if not, we are obliged to disclose that fact.

b) Evaluate and report on the consistency between the rest of the information included in the consolidated management report and the consolidated annual accounts as a result of our knowledge of the Group obtained during the audit of the aforementioned financial statements, as well as to evaluate and report on whether the content and presentation of this part of the consolidated management report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have verified that the information mentioned in section a) above has been provided in the manner required by applicable legislation and that the rest of the information contained in the consolidated management report is consistent with that contained in the consolidated annual accounts for the 2024 financial year, and its content and presentation are in accordance with applicable regulations.



Responsibility of the directors and the audit and control committee for the consolidated annual accounts

The Parent company's directors are responsible for the preparation of the accompanying consolidated annual accounts, such that they fairly present the consolidated equity, financial position and financial performance of the Group, in accordance with IFRS-EU and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as the aforementioned directors determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual accounts, the Parent company's directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the aforementioned directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Parent company's audit and control committee is responsible for overseeing the process of preparation and presentation of the consolidated annual accounts.

Auditor's responsibilities for the audit of the consolidated annual accounts

Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent company's directors.

- Conclude on the appropriateness of the Parent company's directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.



- Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Parent company's audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Parent company's audit and control committee with a statement that we have complied with ethical requirements relating to independence and we communicate with the aforementioned those matters that may reasonably be considered to threaten our independence and, where applicable, the safeguards adopted to eliminate or reduce such threat.

From the matters communicated with the Parent company's audit and control committee, we determine those matters that were of most significance in the audit of the consolidated annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

European single electronic format

We have examined the digital files of the European single electronic format (ESEF) of Telefónica, S.A. and its subsidiaries composing the Telefónica Group for the 2024 financial year that comprise an XHTML file which includes the consolidated annual accounts for the financial year and XBRL files with tagging performed by the entity, which will form part of the annual financial report.

The directors of Telefónica, S.A. are responsible for presenting the annual financial report for the 2024 financial year in accordance with the formatting and markup requirements established in the Delegated Regulation (EU) 2019/815 of 17 December 2018 of the European Commission (hereinafter the ESEF Regulation).

Our responsibility is to examine the digital files prepared by the Parent company's directors, in accordance with legislation governing the audit practice in Spain. This legislation requires that we plan and execute our audit procedures in order to verify whether the content of the consolidated annual accounts included in the aforementioned digital files completely agrees with that of the consolidated annual accounts that we have audited, and whether the format and markup of these accounts and of the aforementioned files has been effected, in all material respects, in accordance with the requirements established in the ESEF Regulation.

In our opinion, the digital files examined completely agree with the audited consolidated annual accounts, and these are presented and have been marked up, in all material respects, in accordance with the requirements established in the ESEF Regulation.



Report to the audit and control committee of the Parent company

The opinion expressed in this report is consistent with the content of our additional report to the audit and control committee of the Parent company dated 25 February 2025.

Appointment period

The General Ordinary Shareholders' Meeting held on 12 April 2024 appointed us as auditors of the Group for a period of one year, for the year ended 31 December 2024.

Previously, we were appointed by resolution of the General Ordinary Shareholders' Meeting for a period of three years and we have audited the accounts continuously since the year ended 31 December 2017.

Services provided

Services provided to the Group for services other than the audit of the accounts are disclosed in note 29.e) to the consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Vanesa González Prieto (21500)

27 February 2025

Telefónica

Consolidated financial statements 2024


Index of the Consolidated annual accounts




Telefónica Group

Consolidated statements of financial position at December 31

Millions of euros	Notes	2024	2023
ASSETS			
A) NON-CURRENT ASSETS		**78,133**	**83,568**
Intangible assets	(Note 6)	9,875	11,370
Goodwill	(Note 7)	16,461	18,708
Property, plant and equipment	(Note 8)	21,439	22,944
Rights of use	(Note 9)	7,907	8,448
Investments accounted for by the equity method	(Note 10)	8,375	8,590
Financial assets and other non-current assets	(Note 12)	7,403	7,268
Deferred tax assets	(Note 25)	6,673	6,240
B) CURRENT ASSETS		**22,369**	**20,756**
Inventories	(Note 13)	954	929
Receivables and other current assets	(Note 14)	10,445	10,132
Tax receivables	(Note 25)	970	1,193
Other current financial assets	(Note 15)	1,800	1,078
Cash and cash equivalents	(Note 16)	8,062	7,151
Non-current assets and disposal groups held for sale	(Note 30)	138	273
TOTAL ASSETS (A+B)		**100,502**	**104,324**

	Notes	2024	2023
EQUITY AND LIABILITIES			
A) EQUITY		**22,749**	**27,096**
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	19,347	21,852
Equity attributable to non-controlling interests	(Note 17)	3,402	5,244
B) NON-CURRENT LIABILITIES		**52,019**	**53,829**
Non-current financial liabilities	(Note 18)	33,192	33,360
Non-current lease liabilities	(Note 20)	6,077	6,708
Payables and other non-current liabilities	(Note 21)	3,693	3,605
Deferred tax liabilities	(Note 25)	2,905	2,702
Non-current provisions	(Note 24)	6,152	7,454
C) CURRENT LIABILITIES		**25,734**	**23,399**
Current financial liabilities	(Note 18)	5,590	3,701
Current lease liabilities	(Note 20)	2,226	2,239
Payables and other current liabilities	(Note 22)	14,606	13,957
Current tax payables	(Note 25)	1,614	1,869
Current provisions	(Note 24)	1,665	1,596
Liabilities associated with non-current assets and disposal groups held for sale	(Note 30)	33	37
TOTAL EQUITY AND LIABILITIES (A+B+C)		**100,502**	**104,324**

The accompanying notes and appendices are an integral part of these consolidated statements of financial position.




Telefónica Group

Consolidated income statements for the years ended December 31

Millions of euros	Notes	2024	2023	2022
Revenues	(Note 26)	41,315	40,652	39,993
Other income	(Note 26)	1,692	1,541	2,065
Supplies		(13,377)	(13,298)	(12,941)
Personnel expenses	(Note 26)	(5,882)	(7,207)	(5,524)
Other expenses	(Note 26)	(12,554)	(10,298)	(10,741)
Depreciation and amortization	(Note 26)	(8,799)	(8,797)	(8,796)
OPERATING INCOME		**2,395**	**2,593**	**4,056**
Share of (loss) income of investments accounted for by the equity method	**(Note 10)**	**(49)**	**(2,162)**	**217**
Finance income		980	1,099	1,803
Exchange gains		2,199	1,837	2,910
Finance costs		(2,998)	(3,014)	(3,030)
Exchange losses		(1,970)	(1,826)	(2,996)
Net financial expense	**(Note 19)**	**(1,789)**	**(1,904)**	**(1,313)**
PROFIT (LOSS) BEFORE TAX		**557**	**(1,473)**	**2,960**
Corporate income tax	(Note 25)	(348)	899	(641)
PROFIT (LOSS) FOR THE YEAR		**209**	**(574)**	**2,319**
Attributable to equity holders of the parent		(49)	(892)	2,011
Attributable to non-controlling interests	(Note 17)	258	318	308
Basic (loss) earnings per share (euros)	**(Note 26)**	**(0.06)**	**(0.20)**	**0.31**
Diluted (loss) earnings per share (euros)	**(Note 26)**	**(0.06)**	**(0.20)**	**0.31**

The accompanying notes and appendices are an integral part of these consolidated income statements.




Telefónica Group

Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2024	2023	2022
Profit (loss) for the year	**209**	**(574)**	**2,319**
Other comprehensive (loss) income	**(1,120)**	**(43)**	**1,908**
(Losses) gains from financial assets measured at Fair value through other comprehensive income	(11)	22	(29)
Income tax impact	5	(7)	9
	(6)	**15**	**(20)**
Gains (losses) on hedges	953	(624)	1,081
Income tax impact	(253)	151	(282)
Reclassification of (gains) losses included in the income statement (Note 19)	(863)	76	(704)
Income tax impact	221	(17)	181
	58	**(414)**	**276**
Gains (losses) on hedges costs	168	79	(59)
Income tax impact	(42)	(20)	15
Reclassification of (gains) included in the income statement (Note 19)	(10)	(9)	(9)
Income tax impact	3	2	2
	119	**52**	**(51)**
Share of (losses) gains recognized directly in equity of associates and others (Note 10)	(6)	(31)	65
Income tax impact	—	—	—
	(6)	**(31)**	**65**
Translation differences (Note 17)	**(1,465)**	**270**	**1,562**
Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss	**(1,300)**	**(108)**	**1,832**
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	129	(45)	102
Income tax impact	(38)	14	(32)
	91	**(31)**	**70**
Gains (losses) from financial assets measured at fair value through comprehensive income	81	113	42
Income tax impact	(1)	—	—
Reclassification to reserve of losses (gains) from financial assets measured at fair value through comprehensive income (Note 12)	110	24	71
	190	**137**	**113**
Share of (losses) recognized directly in equity of associates (Note 10)	(101)	(41)	(107)
	(101)	**(41)**	**(107)**
Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss	**180**	**65**	**76**
Total comprehensive (loss) income recognized for the year	**(911)**	**(617)**	**4,227**
Attributable to:			
Equity holders of the parent and other holders of equity instruments	(664)	(1,165)	3,519
Non-controlling interests	(247)	548	708
	(911)	**(617)**	**4,227**

The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income.




Telefónica Group

Consolidated statement of changes in equity for the year ended December 31

Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total	Non-controlling interests (Note 17)	Total equity
	Attributable to equity holders of the parent and other holders of equity instruments												
Financial position at December 31, 2023	**5,750**	**3,751**	**(429)**	**7,550**	**1,059**	**24,895**	**(301)**	**313**	**(50)**	**(20,686)**	**21,852**	**5,244**	**27,096**
Adjustment on initial application of new reporting (Note 17)	—	—	—	—	—	(224)	—	—	—	366	142	—	142
Financial position at January 1, 2024	**5,750**	**3,751**	**(429)**	**7,550**	**1,059**	**24,671**	**(301)**	**313**	**(50)**	**(20,320)**	**21,994**	**5,244**	**27,238**
(Loss) profit for the year	—	—	—	—	—	(49)	—	—	—	—	(49)	258	209
Other comprehensive income (loss) for the year	—	—	—	—	—	74	184	76	10	(959)	(615)	(505)	(1,120)
Total comprehensive income (loss) for the year	**—**	**—**	**—**	**—**	**—**	**25**	**184**	**76**	**10**	**(959)**	**(664)**	**(247)**	**(911)**
Dividends and distribution of profit (Note 17)	—	—	—	—	91	(1,784)	—	—	—	—	(1,693)	(145)	(1,838)
Net movement in treasury shares	—	—	13	—	—	(69)	—	—	—	—	(56)	—	(56)
Acquisitions and disposals of non-controlling interests and business combinations (Notes 2 and 17)	—	—	—	—	—	12	—	—	—	—	12	(1,450)	(1,438)
Capital reduction	(80)	(230)	310	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(249)	—	—	—	—	(249)	—	(249)
Other movements	—	—	—	—	—	3	—	—	—	—	3	—	3
Financial position at December 31, 2024	**5,670**	**3,521**	**(106)**	**7,550**	**1,150**	**22,609**	**(117)**	**389**	**(40)**	**(21,279)**	**19,347**	**3,402**	**22,749**

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.





Telefónica Group

Consolidated statements of changes in equity for the years ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments												
Millions of euros	**Share capital**	**Share premium**	**Treasury Shares**	**Other equity instruments**	**Legal reserve**	**Retained earnings**	**Fair value financial assets**	**Hedges**	**Equity of associates and others**	**Translation differences**	**Total**	**Non-controlling interests (Note 17)**	**Total equity**
Financial position at December 31, 2022	**5,775**	**3,824**	**(341)**	**7,550**	**1,059**	**27,698**	**(449)**	**725**	**(30)**	**(20,723)**	**25,088**	**6,620**	**31,708**
Profit for the year	—	—	—	—	—	(892)	—	—	—	—	(892)	318	(574)
Other comprehensive income (loss) for the year	—	—	—	—	—	(26)	148	(412)	(20)	37	(273)	230	(43)
Total comprehensive income (loss) for the year	**—**	**—**	**—**	**—**	**—**	**(918)**	**148**	**(412)**	**(20)**	**37**	**(1,165)**	**548**	**(617)**
Dividends and distribution of profit (Note 17)	—	—	—	—	—	(1,698)	—	—	—	—	(1,698)	(345)	(2,043)
Net movement in treasury shares	—	—	(186)	—	—	(35)	—	—	—	—	(221)	—	(221)
Acquisitions and disposals of non-controlling interests and business combinations (Note 17)	—	—	—	—	—	—	—	—	—	—	—	(1,579)	(1,579)
Capital reduction	(25)	(73)	98	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(239)	—	—	—	—	(239)	—	(239)
Other movements	—	—	—	—	—	87	—	—	—	—	87	—	87
Financial position at December 31, 2023	**5,750**	**3,751**	**(429)**	**7,550**	**1,059**	**24,895**	**(301)**	**313**	**(50)**	**(20,686)**	**21,852**	**5,244**	**27,096**
Financial position at December 31, 2021	**5,779**	**4,233**	**(547)**	**7,550**	**1,038**	**26,091**	**(547)**	**438**	**64**	**(21,892)**	**22,207**	**6,477**	**28,684**
Profit for the year	—	—	—	—	—	2,011	—	—	—	—	2,011	308	2,319
Other comprehensive income (loss) for the year	—	—	—	—	—	48	98	287	(94)	1,169	1,508	400	1,908
Total comprehensive income (loss) for the year	**—**	**—**	**—**	**—**	**—**	**2,059**	**98**	**287**	**(94)**	**1,169**	**3,519**	**708**	**4,227**
Dividends and distribution of profit (Note 17)	135	—	—	—	21	(1,223)	—	—	—	—	(1,067)	(411)	(1,478)
Net movement in treasury shares	—	—	(342)	—	—	(22)	—	—	—	—	(364)	—	(364)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	936	—	—	—	—	936	(155)	781
Capital reduction	(139)	(409)	548	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	—	—	—	—	—	(201)	—	—	—	—	(201)	—	(201)
Other movements	—	—	—	—	—	58	—	—	—	—	58	1	59
Financial position at December 31, 2022	**5,775**	**3,824**	**(341)**	**7,550**	**1,059**	**27,698**	**(449)**	**725**	**(30)**	**(20,723)**	**25,088**	**6,620**	**31,708**

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.




Telefónica Group

Consolidated statements of cash flows for the years ended December 31

Millions of euros	Notes	2024	2023	2022
Cash received from operations	(Note 28)	48,856	47,314	46,925
Cash paid from operations	(Note 28)	(36,134)	(34,646)	(34,778)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(1,060)	(565)	(292)
Taxes (paid)/proceeds	(Note 28)	(668)	(454)	(92)
Net cash flow provided by operating activities	**(Note 28)**	**10,994**	**11,649**	**11,763**
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	(Note 28)	(5,521)	(5,851)	(5,508)
Proceeds/(payments) on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	220	1,004	(115)
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(189)	(252)	(1,628)
Proceeds on financial investments not included under cash equivalents	(Note 28)	1,413	1,432	2,967
Payments on financial investments not included under cash equivalents	(Note 28)	(1,196)	(1,475)	(2,575)
Net proceeds/(payments) for temporary financial investments	(Note 28)	50	856	1,532
Net cash flow used in investing activities	**(Note 28)**	**(5,223)**	**(4,286)**	**(5,327)**
Dividends paid	(Note 28)	(1,887)	(2,139)	(1,397)
(Payments)/proceeds from share capital (decrease)/increase with minority interest	(Note 28)	(57)	113	1,022
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(1,301)	(1,771)	(555)
Operations with other equity holders	(Note 28)	(346)	(329)	(268)
Proceeds on issue of debentures and bonds and other debts	(Note 28)	1,787	967	1,746
Proceeds on loans, borrowings and promissory notes	(Note 28)	1,760	1,707	839
Repayments of debentures and bonds and other debts	(Note 28)	(1,140)	(1,910)	(3,541)
Repayments of loans, borrowings and promissory notes	(Note 28)	(1,123)	(1,465)	(3,077)
Lease principal payments	(Note 20)	(2,143)	(2,114)	(1,996)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(222)	(245)	(698)
Net cash used in financing activities	**(Note 28)**	**(4,672)**	**(7,186)**	**(7,925)**
Effect of changes in exchange rates		**(191)**	**(258)**	**156**
Cash reclassified to assets held for sale	**(Note 30)**	**3**	**(14)**	**—**
Effect of changes in consolidation methods and others		**—**	**1**	**(2)**
Net increase (decrease) in cash and cash equivalents during the year		**911**	**(94)**	**(1,335)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**(Note 16)**	**7,151**	**7,245**	**8,580**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**(Note 16)**	**8,062**	**7,151**	**7,245**
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION				
BALANCE AT THE BEGINNING OF THE PERIOD	**(Note 16)**	**7,151**	**7,245**	**8,580**
Cash on hand and at banks		6,265	6,653	7,353
Other cash equivalents		886	592	1,227
BALANCE AT THE END OF THE PERIOD	**(Note 16)**	**8,062**	**7,151**	**7,245**
Cash on hand and at banks		6,905	6,265	6,653
Other cash equivalents		1,157	886	592

The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.



Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2024




Note 1. Background and general information

Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group's activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix I lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group's effective shareholding and their method of consolidation.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services. In addition, certain fixed and wireless telephony services are provided under regulated rate and price systems. Key regulatory issues, and concessions and licenses held by the Telefónica Group are detailed in Appendix VI.

The accompanying consolidated financial statements for the year ended December 31, 2024 were approved by the Company's Board of Directors at its meeting on February 26, 2025 for submission for approval at the General Shareholders' Meeting, which is expected to occur without modification to the consolidated financial statements.




Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB). These consolidated financial statements present fairly, in all material respects, the consolidated equity and financial position at December 31, 2024, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.

The euro is the Group's reporting currency. The figures in these consolidated financial statements are expressed in million euros, unless indicated otherwise, and may therefore be rounded.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

Materiality criteria

These consolidated financial statements do not include certain information or disclosures that, not having to be presented due to their qualitative significance, were deemed to be immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group's consolidated financial statements, taken as a whole, are concerned.

Comparative information and main changes in the consolidation scope

For comparative purposes, the accompanying consolidated financial statements for 2024 include the figures for 2023, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, on a voluntary basis, they also include those of 2022.

The main events and changes in the consolidation scope affecting comparability of the consolidated information (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.

Exchange rates evolution

Variation of average exchange rate vs euro

	2024 vs 2023	2023 vs 2022
Brazilian real	(7.0%)	0.3%
Pound sterling	2.7%	(2.0%)
New peruvian sol	(0.3%)	(0.4%)
Chilean peso	(11.2%)	1.1%
Colombian peso	5.8%	(4.3%)
Mexican peso	(2.8%)	10.3%

Variation of closing exchange rate vs euro

	2024 vs 2023	2023 vs 2022
Brazilian real	(16.9%)	4.1%
Pound sterling	4.8%	2.1%
New peruvian sol	4.8%	(0.7%)
Argentine peso	(16.7%)	(78.8%)
Chilean peso	(6.4%)	(5.7%)
Colombian peso	(7.8%)	21.6%
Mexican peso	(13.5%)	11.2%




In 2024, there was a negative impact on Equity attributable to equity holders of the Parent Company for translation differences amounting to 2,174 million euros (positive impact of 419 million euros in 2023) mainly due to the depreciation of the Brazilian real (see Note 17.f).

Valuation of non-current assets of Telefónica Móviles Argentina, S.A. (Telefónica Argentina)

In 2018 Argentina became a hyperinflationary economy. The annual inflation rates for 2024 and 2023 in Argentina were 118% and 211%, respectively (see Note 3.a).

The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2024 financial statements is the official exchange rate as of December 31, 2024 which was 1,073.18 Argentine pesos per euro, compared to 893.45 Argentine pesos per euro at December 31, 2023 (a depreciation of around 17% per year). The Equity attributable to equity holders of the Parent Company increased by 899 million euros in 2024 due to the translation differences of the financial statements of Telefónica Argentina (see Note 17.f).

In 2024, Telefónica Argentina achieved the business plans in force during the year. However, high levels of inflation generated a very significant increase in the carrying amount of non-current assets, with an appreciation of the Argentine peso in real terms during 2024 of more than 80%. Thus, the inflation adjustment of intangible assets and tangible fixed assets of Telefónica Argentina in 2024 was 1,279 million euros (see notes 6 and 8).

For this reason, the Group has calculated the recoverable value of these assets as of December 31, 2024, with the following valuation assumptions:

- Revenue growth (average over business plan period): 8.8%

- Operating margin (average over business plan period): 20.4%

- CapEx to sales ratio (average over business plan period): 10.9%

- Discount rate (WACC): 17% (25% before tax)

- Perpetuity growth rate: 3%

As a result of this analysis, Telefónica's management has estimated that the recoverable value of the assets assigned to the cash-generating unit would be lower than their carrying amount as of December 31, 2024. The Group has recorded an impairment loss on intangible assets and property, plant and equipment, proportional to their net carrying amount, amounting to 436 million euros and 838 million euros, respectively (see notes 6 and 8).

The tax effect of the impairment losses recorded is a lower deferred tax expense due to the variation in temporary differences associated with these assets, amounting to 446 million euros (see Note 25).

Following the recording of these impairment losses, the carrying amount of Telefónica Argentina's net assets as of December 31, 2024 amounts to 1,175 million euros (1,149 million euros as of December 31, 2023).

The contribution of Telefónica Argentina to the consolidated revenues for 2024, after its conversion to euros, has been 2,226 million euros (1,237 million euros in 2023) and the contribution to the operating income, before the impairment losses described above, has been a loss of 84 million euros (a loss of 199 million euros in 2023).

On February 24, 2025, Telefónica sold all the shares that it held in Telefónica Móviles Argentina, S.A. (see Note 31).

ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia

On November 12, 2024 Telefónica obtained a favorable award regarding the investment dispute with the Republic of Colombia submitted to the International Centre for Settlement of Investment Disputes ("ICSID") (see Note 29.a).

The Court has stated that the Republic of Colombia failed to comply with its obligation to grant fair and equitable treatment to Telefónica's investments under Article 2(3) of the APPRI, and has ordered it to pay the amount of 380 million U.S. dollars (approximately 358 million euros recorded in Other income, see Note 26) plus compound interest at a rate of 5% per year as compensation for the damages caused. Accrued interest as of December 31, 2024 amounts to 154 million euros (Note 19).

On November 27, 2024, the Republic of Colombia submitted to the ICSID an application for annulment and a request for suspension of enforcement of the award. In accordance with ICSID procedures, in these situations, enforcement of the award is provisionally suspended until a new court decides on the request, within a maximum period of 30 days since its constitution. At the date of preparation of these financial statements, the court has not been constituted, although its constitution is expected in the short term.

Following the legal analysis carried out, Telefónica's management considers that the award represents a firm right to collection, and therefore it has been recorded in the financial statements as of December 31, 2024.The amount owed by the Republic of Colombia as of that date is recorded in "Short-term credits" (see Note 15) of the consolidated statement of financial position.




VMED O2 UK joint venture

On June 1, 2021, the joint venture in the United Kingdom (see Note 10) owned 50% by Telefónica and Liberty Global plc called VMED O2 UK Limited ("VMO2"), was established.

Telefónica received dividends from VMO2 amounting to 425 million pounds sterling (approximately 512 million euros), 1,000 million pounds sterling (approximately 1,154 million euros), and 800 million pounds sterling (909 million euros) in 2024, 2023 and 2022, respectively (see Note 28).

The share of (loss) income of VMO2 accounted for by the equity method in the consolidated income statements of the Telefónica Group amounted to an income of 89 million euros in 2024, a loss of 2,030 million euros in 2023, and an income of 292 million euros in 2022 (see Note 10). The loss in 2023 included the effect of the impairment of goodwill recorded by VMO2 in the amount of 3,572 million euros with an impact of 1,786 million euros on the consolidated income statement of the Telefónica Group (see Note 10).

Acquisition of mobile assets of Oi Group

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of Unidade Produtiva Isolada (UPI) Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brazil had been contributed, under the segregation plan stated in the Oi Agreement.

Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount, which was subject to adjustments, of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date). A payment of 4,885 million Brazilian reais (approximately 972 million euros) was made at closing of the transaction. The remaining amount, equivalent to 10% of the payment made on that date, is withheld subject to certain price adjustments and potential indemnification obligations contained in the purchase agreement for the acquisition of mobile assets of the Oi Group.

The total consideration also included 110 million Brazilian reais subject to the fulfilment of certain targets, and other costs amounting to 8 million Brazilian reais. Thus, the total consideration transferred amounted to 5,492 million Brazilian reais (1,093 million euros at the date of the closing of the transaction).

On the date of approval of the consolidated financial statements for the year 2022, the Company had concluded the report for the allocation of the purchase price. The fair value assigned to Oi's licenses amounted

to 520 million euros. The goodwill amounted to 676 million euros (see Note 5).

In October 2023, the arbitration proceeding between the parties ended (see Note 29.c), resulting on a final price the for the UPI Mobile Assets assigned to Telefónica Brasil of 5,129 million Brazilian reais as of the closing date (compared to the 5,373 million Brazilian reais of the initial price). As a result, 50% of the retained amount (488 million reais), plus applicable interest was offset against the amount allocated as debt and the other 50%, in the updated amount of 277 million reais (51 million euros at such date), was withdrawn by Telefónica Brasil before the Arbitration Chamber (see Note 5).

Agreement between Telefónica de España and Telefónica Infra with Vauban Infrastructure Partners and Credit Agricole Assurance for the establishment of Bluevia

In July 2022, an agreement was reached between Telefónica de España and Telefónica Infra with the consortium formed by Vauban Infrastructure Partners (Vauban) and Crédit Agricole Assurances (CAA) for the establishment of a company, Bluevia Fibra, S.L. for the deployment and commercialization of a fiber to the home network mainly in rural areas in Spain.

On December 20, 2022 once the regulatory authorizations were obtained and after the fulfillment of the remaining agreed conditions, the transaction was completed.

The consortium formed by CAA and Vauban has acquired 45% of the Company for a total amount of 1,021 million euros in cash, paid on the closing of the agreement (see Note 28). The transaction had no impact on the consolidated income statements of the Telefónica Group as it consisted on the sale of minority interest, with Telefónica retaining control over Bluevia. The impact of this transaction in equity attributable to equity holders of the parent was an increase of 986 million euros in "Retained earnings". In addition, there was in increase in equity attributable to non-controlling interest amounting to 23 million euros (see Note 17).

The difference between the tax value of the assets transferred to Bluevia and their carrying amount in the Group's consolidated annual accounts generated a deferred tax asset for deductible temporary differences




amounting to 548 million euros (see Note 25).

Collective Bargaining Agreement and Collective Redundancies Plan

On December 28, 2023, certain subsidiaries of Telefónica Spain and the most representative Trade Union Organizations reached an agreement to sign the III Collective Bargaining Agreement valid until December 31, 2026 and can be extended for a further year, with the aim of moving towards a more digital, flexible company prepared for future challenges in a highly competitive context. These agreements were endorsed on January 3, 2024.

In addition, and in parallel, these subsidiaries agreed to execute the Collective Redundancies Plan, which provided for collective redundancies affecting up to a total of 3,420 employees. Employees who turned 56 years or older in 2024 and with a seniority of more than 15 years were able to adhere to the Collective Redundancies Plan. However, targets were established that resulted in limits on joining in critical areas or additional redundancies based on business reasons.

In "Personnel expenses" of the consolidated income statement for the year 2023, a provision of 1,320 million euros before taxes (see Note 24) corresponding to Telefónica Spain, based on the present value of the estimated payment flows resulting from the Collective Redundancies Plan.

Public Offers for the Acquisition of Shares of Telefónica Deutschland

On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public tender offer for shares of Telefónica Deutschland Holding AG ("Telefónica Deutschland"). The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024 (both inclusive).

At the date of the Offer announcement, Telefónica was the owner, directly or indirectly, of 71.81% of the share capital and voting rights of Telefónica Deutschland and, consequently, the Offer was announced on shares representing approximately 28.19% remaining.

On December 31, 2023, Telefónica owned 82.43% of the share capital of Telefónica Deutschland (70.58% as of December 31, 2022), having made direct purchases on the market for an amount of 816 million euros (see Note 27.h y 28).

These purchases made in 2023 produced an increase of 46 million euros in the equity attributed to the parent company and a decrease of 866 million euros in the equity attributed to minority interests (see Note 17 h).

The Offer was settled on January 26, 2024 reaching 94.12% of the share capital, including acquisitions through the Offer and acquisitions in the market until that date (See Note 31).

On March 20, 2024, a public tender offer was launched with the aim of acquiring the shares of Telefónica Deutschland that were not directly or indirectly owned by Telefónica at that time (the "Tender Offer"). The consideration offered to Telefónica Deutschland shareholders was 2.35 euros in cash per share. The offer closed on April 18, 2024.

Once the tender offer was completed, and also combined with direct purchases on the market, Telefónica held 96.85% of the share capital and voting rights of Telefónica Deutschland.

These purchases made in 2024 have resulted in an increase of 28 million euros in the equity attributed to the parent company and a decrease of 1,057 million euros in the equity attributed to minority interests (see Note 17).

Impairment of Telefónica's assets in Peru and Ordinary Insolvency Procedure

In 2024, an impairment loss of the entire remaining goodwill assigned to the cash-generating unit in Perú amounting to 226 million euros was recorded (see Note 7), as well as 34 million euros allocated to the fiber optics business in Peru (see Note 30). Additionally, until the carrying amount and the recoverable amount of the CGU are equal, an impairment loss of intangible assets has been recorded amounting to 54 million euros (see Note 6).

Likewise, in 2024, Telefónica del Perú has reversed deferred tax assets for loss carryforwards amounting to 91 million euros (see Note 25).

As a result of the above, as of December 31, 2024, the carrying amount of Telefónica del Perú's net assets amounts to 124 million euros.

Additionally, following the analysis of the recoverability of the assets of Pangea (the wholesale fiber optic company in Peru) at the end of 2024, an impairment of property, plant and equipment amounting to 108 million euros has been recorded, as well as a reversal of deferred tax assets amounting to 13 million euros (see Note 30).

On February 14, 2025 the Board of Directors of Telefónica del Perú S.A.A. with the aim of achieving an orderly restructuring liabilities of said company, resolved to invoke the Ordinary Insolvency Procedure of Telefónica del Perú, established under the Peruvian regulation (see Note 31). In order to facilitate the invocation, Telefónica Hispanoamérica has granted a credit facility of up to 1,549 million Peruvian soles (approximately 394 million euros), subject to strict conditionality and with a maturity of eighteen months, to




meet exclusively operational cash requirements of Telefónica del Perú. The financial situation of Telefónica del Perú has been very negatively affected by tax contingencies that are more than 20 years old (see Tax litigation in Telefónica del Perú in Note 25), as well as by administrative decisions which have placed the company in a competitive disadvantage within a particularly challenging market environment. In relation to the abovementioned tax contingencies, Telefónica is currently in arbitration before the ICSID (see Note 29.a).

Telefónica del Perú's liabilities are not guaranteed by any other company of the Telefónica Group.

Impairment of goodwill assigned to the Chilean CGU

In the Telefónica Hispam segment, an impairment of goodwill assigned to the cash-generating unit in Chile amounting to 397 million euros was recorded in 2024 (see Note 7).

Alternative measures not defined in IFRS

In addition to the measures expressly defined in the IFRS, the Group also uses a series of other measures for decision-making because they provide additional information useful to assess the Group's performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

Starting in 2024, Telefónica has made modifications to some of its alternative performance measures.

Currently, in addition to EBITDA (previously called Operating profit before depreciation and amortization, or OIBDA), the Company has provided objectives on CapEx ex spectrum and EBITDAaL-CapEx ex spectrum, implicitly indicating EBITDAaL, in line with sector trends and taking into account the importance of leases in operations. For this reason, EBITDA (previously OIBDA) is no longer explicitly presented in the consolidated income statements, although its reconciliation with the Profit for the period is presented below, along with the rest of the operating metrics.

Likewise, in 2024 the definition of the Free Cash Flow measure has been modified. Now the coupon payments of hybrid instruments (undated deeply subordinated securities), the payments of employee benefit commitments (payment of the principal of the debt contracted), are deducted, and only the dividends received from the VMO2 joint venture are considered when they come from the free cash flow generated by this company (thus excluding cash inflows from possible recapitalizations of VMO2 which are decided annually based on market conditions). In this way, a clearer view of recurring available cash generation is provided.

The definitions of the debt indicators (Net financial debt, Net financial debt plus leases, and Net financial debt plus leases and plus commitments) have not been modified.

Below is the definition of the main alternative measures not defined in the IFRS used by the Group, and their reconciliation with the financial statements.

EBITDA, EBITDAaL and EBITDAaL-CapEx excluding spectrum

EBITDA is calculated by excluding from the result of the period the income tax, the net financial expense, the result of investments accounted for by the equity method and the depreciation and amortization of the period.

EBITDAaL (EBITDA after Leases) is calculated by deducting from EBITDA the expenses for amortization of the rights of use and the interest on lease liabilities (see Note 20).

EBITDAaL-CapEx ex spectrum is defined as EBITDAaL less investment in intangible assets and property, plant and equipment (CapEx), excluding those investments related to spectrum acquisitions.

We believe it is important to consider CapEx excluding spectrum acquisitions, along with EBITDAaL to more comprehensively evaluate the performance of the telecommunications business.

The Group uses these measures internally to evaluate business performance, to establish operational and strategic objectives and in the budgeting process. EBITDA, EBITDAaL and EBITDAaL-CapEx are commonly reported and widespread measures among analysts, investors and other stakeholders in the telecommunications sector, although they are not indicators defined in IFRS and may, therefore, not be comparable with other similar indicators used by other companies. These measures should not be considered as substitutes for Operating income.

The following table details the reconciliation between EBITDA, EBITDAaL and EBITDAaL-CapEx ex spectrum with the Telefónica Group's profit for the period 2024, 2023 and 2022:




Millions of euros	2024	2023	2022
Profit for the period	**209**	**(574)**	**2,319**
Corporate income tax	348	(899)	641
Profit before taxes	**557**	**(1,473)**	**2,960**
Net financial expense	1,789	1,904	1,313
Share of income (loss) of investments accounted for the equity method	49	2,162	(217)
Operating income	**2,395**	**2,593**	**4,056**
Depreciation and amortization	8,799	8,797	8,796
EBITDA	**11,194**	**11,390**	**12,852**
Leases amortization (Note 20)	(2,235)	(2,159)	(2,064)
Financial expenses on lease liabilities (Note 20)	(511)	(435)	(394)
Operating income before depreciation and amortization and after leases (EBITDAaL)	**8,448**	**8,796**	**10,394**
Capital expenditures in intangible assets (Note 6)	1,799	1,838	1,530
Capital expenditures in property, plant and equipment (Note 8)	3,676	3,741	4,289
CapEx	**5,475**	**5,579**	**5,819**
Spectrum acquisitions (Note 6)	(157)	(183)	(173)
CapEx excluding spectrum acquisitions	**5,318**	**5,396**	**5,646**
EBITDAaL – CapEx excluding spectrum acquisitions	**3,130**	**3,400**	**4,748**

The following tables present the reconciliation of EBITDA, EBITDAaL and EBITDAaL-CapEx excluding spectrum to Operating income for each business segment for the 2024, 2023 and 2022:




2024

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating income	**2,412**	**539**	**1,642**	**(2,051)**	**(247)**	**100**	**2,395**
Depreciation and amortization	2,202	2,226	2,474	1,651	281	(35)	8,799
EBITDA	**4,614**	**2,765**	**4,116**	**(400)**	**34**	**65**	**11,194**
Rights of use amortization	(577)	(688)	(594)	(370)	(26)	20	(2,235)
Financial expenses for leases	(51)	(66)	(281)	(112)	(4)	3	(511)
EBITDAaL	**3,986**	**2,011**	**3,241**	**(882)**	**4**	**88**	**8,448**
CapEx	**1,571**	**1,141**	**1,583**	**1,001**	**185**	**(6)**	**5,475**
Spectrum acquisitions	(25)	—	(4)	(128)	—	—	(157)
CapEx excluding spectrum acquisitions	**1,546**	**1,141**	**1,579**	**873**	**185**	**(6)**	**5,318**
EBITDAaL - CapEx excluding spectrum acquisitions	**2,440**	**870**	**1,662**	**(1,755)**	**(181)**	**94**	**3,130**

2023

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating income	**1,029**	**317**	**1,617**	**(47)**	**(289)**	**(34)**	**2,593**
Depreciation and amortization	2,200	2,323	2,511	1,557	244	(38)	8,797
EBITDA	**3,229**	**2,640**	**4,128**	**1,510**	**(45)**	**(72)**	**11,390**
Rights of use amortization	(510)	(673)	(621)	(350)	(26)	21	(2,159)
Financial expenses for leases	(36)	(36)	(258)	(104)	(3)	2	(435)
EBITDAaL	**2,683**	**1,931**	**3,249**	**1,056**	**(74)**	**(49)**	**8,796**
CapEx	**1,607**	**1,133**	**1,671**	**938**	**230**	**—**	**5,579**
Spectrum acquisitions	(20)	—	(12)	(151)	(1)	1	(183)
CapEx excluding spectrum acquisitions	**1,587**	**1,133**	**1,659**	**787**	**229**	**1**	**5,396**
EBITDAaL - CapEx excluding spectrum acquisitions	**1,096**	**798**	**1,590**	**269**	**(303)**	**(50)**	**3,400**

2022

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating income	**2,431**	**263**	**1,363**	**159**	**(124)**	**(36)**	**4,056**
Depreciation and amortization	2,157	2,295	2,369	1,799	218	(42)	8,796
EBITDA	**4,588**	**2,558**	**3,732**	**1,958**	**94**	**(78)**	**12,852**
Rights of use amortization	(410)	(636)	(563)	(454)	(22)	21	(2,064)
Financial expenses for leases	(15)	(16)	(238)	(123)	(2)	—	(394)
EBITDAaL	**4,163**	**1,906**	**2,931**	**1,381**	**70**	**(57)**	**10,394**
CapEx	**1,550**	**1,209**	**1,795**	**1,058**	**212**	**(5)**	**5,819**
Spectrum acquisitions	—	—	(35)	(138)	(1)	1	(173)
CapEx excluding spectrum acquisitions	**1,550**	**1,209**	**1,760**	**920**	**211**	**(4)**	**5,646**
EBITDAaL - CapEx excluding spectrum acquisitions	**2,613**	**697**	**1,171**	**461**	**(141)**	**(53)**	**4,748**




Debt indicators

As calculated by us, net financial debt includes:

(A) adding the following liabilities:

i. Current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),

ii. Other liabilities included in "Payables and other non-current liabilities", "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and supplier financing for customer financing of terminal sales) and "Current tax payables", and

iii. Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale".

(B) subtracting the following amounts from the resulting amount of the preceding step:

i. "Cash and cash equivalents",

ii. "Other current financial assets" (which include short-term derivatives),

iii. Cash and other current financial assets included in "Non-current assets and disposal groups held for sale",

iv. The positive mark-to-market value of derivatives with a maturity beyond one year,

v. Other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position). "Financial assets and other non-current assets" includes derivatives, installments for long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.

vi. Mark-to-market adjustment by cash flow hedging activities related to debt, and

vii. Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits.

We calculate net financial debt plus leases by adding lease liabilities calculated under IFRS 16 (including those corresponding to the companies held for sale) to net financial debt and deducting assets from subleases.

We calculate net financial debt plus commitments by adding gross commitments related to employee benefits and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.

We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2024 and 2023 to the Telefónica Group's gross financial debt as indicated in the consolidated statement of financial position.




Millions of euros	12/31/2024	12/31/2023
Non-current financial liabilities	33,192	33,360
Current financial liabilities	5,590	3,701
Gross financial debt	**38,782**	**37,061**
Cash and cash equivalents	(8,062)	(7,151)
Other current financial assets	(1,789)	(1,066)
Cash and other current financial assets included in "Non-current assets and disposal groups held for sale" (Note 30)	(11)	(13)
Positive mark-to-market value of long-term derivative instruments (Note 12)	(2,605)	(1,940)
Other liabilities included in "Payables and other non- current liabilities"	1,818	1,750
Other liabilities included in "Payables and other current liabilities" and "Current tax payables"	532	446
Other assets included in "Financial assets and other non-current assets"	(1,093)	(1,481)
Other assets included in "Receivables and other current assets"	(794)	(711)
Mark-to-market adjustment by cash flow hedging activities related to debt	505	659
Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits	(122)	(205)
Net financial debt	**27,161**	**27,349**
Net Lease liabilities	8,275	8,920
Net financial debt plus leases	**35,436**	**36,269**
Gross commitments related to employee benefits and associated economic hedging	5,215	6,159
Value of associated long-term assets	(120)	(114)
Tax benefits	(1,306)	(1,535)
Net commitments related to employee benefits	**3,789**	**4,510**
Net financial debt plus commitments	**30,950**	**31,859**
Net financial debt plus leases plus commitments [*]	**39,225**	**40,779**

[*] Includes assets and liabilities considered to be Net financial debt plus leases plus commitments related to employee benefits for companies classified as held for sale (see Note 30).




Free Cash Flow

The Group's Free Cash Flow is calculated starting from "Net cash flow provided by operating activities" as indicated in the consolidated statement of cash flows (see Note 28); deducting (Payments on investments)/ Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, (excluding spectrum payments), dividends paid to minority shareholders, hybrid instruments coupons payments and lease principal payments.

Following the changes made in 2024 to some of the Group's alternative performance measures, the dividends received from VMO2 included in the calculation of Telefónica's Free Cash Flow depend on the cash generation of the VMO2 business during each year. The amount included in 2024, 2023 and 2022 is detailed below:

Millions of euros	2024	2023	2022
Net cash provided by operating activities	3,577	3,080	3,466
Capital expenditures, net	(1,775)	(1,652)	(1,786)
Operating-related vendor financing additions	3,771	2,886	2,072
Principal payments on vendor financing	(4,756)	(3,232)	(2,738)
Principal payments on leases	(232)	(252)	(232)
Total (100% VMO2)	**585**	**830**	**782**
50%	292	415	391
VMO2 dividends received by Telefónica Group (Note 28)	**512**	**1,154**	**909**
less 50%	(292)	(415)	(391)
less: Impact of exchange rates [(*)]	(6)	(3)	11
Dividends received from VMO2 not included in the calculation of the Telefónica Group's Free Cash Flow	**214**	**736**	**529**

[(*)] Difference between the average exchange rate and the exchange rate of the dividend payment.

We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company's shareholders. The same measure is used internally by our management. Nevertheless, adjusted free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The following table presents the reconciliation between the Telefónica Group's Net cash flow provided by operating activities as indicated in the consolidated

statement of cash flows (see Note 28) and the free cash flow according to the new definition explained above for the periods 2024 2023 and 2022:

Millions of euros	2024	2023	2022
Net cash flow provided by operating activities (Note 28)	**10,994**	**11,649**	**11,764**
Except: dividends received from VMO2 not included in the calculation of the Telefónica Group's Free Cash Flow	(214)	(736)	(529)
(Payments on investments)/ Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 28)	(5,521)	(5,851)	(5,508)
Except: Spectrum payments (Note 28)	46	128	27
Dividends paid to minority shareholders (Note 28)	(167)	(439)	(438)
Hybrid instruments coupon payments (Note 28)	(361)	(329)	(268)
Lease principal payments (Note 20 and 28)	(2,143)	(2,114)	(1,996)
Free Cash Flow	**2,634**	**2,308**	**3,052**




Note 3. Accounting policies

As stated in Note 2, the Group's consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs - EU).

Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group's activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.

a) Hyperinflationary economies

Venezuela has been considered a hyperinflationary economy since 2009.

Pursuant to the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, early adopted in 2024 (see section (o) below and Note 17), the Group determines whether the Venezuelan bolivar is exchangeable, and which spot exchange rate to use when exchangeability is lacking. Based on its assessment, the Group uses official rates to translate cash and cash equivalents in foreign currency and alternative estimated rates of exchange, based on inflation rates, to translate the remaining inflation-adjusted bolivar-denominated items in the consolidated financial statements. Prior to these amendments, in the absence of official rates considered representative, the Group's policy required the use of an estimated exchange rate –referred to as synthetic exchange rate– to translate all items denominated in bolivars for the purposes of the consolidated financial statements.

The estimated exchange rate is calculated considering published inflation rates or, if unavailable, estimated rates. On an annual basis, these rates are 61.5%, 189.8% and 174.3% for 2024, 2023 and 2022, respectively.

The estimated exchange rate as of the closing date of each reporting period, amounts to 81.85 digital bolivars per U.S. dollar, 159.45 digital bolivars per U.S. dollar and 45.18 digital bolivars per U.S. dollar as of December 31, 2024, 2023 and 2022, respectively. In turn, the official reference exchange rate at December 31, 2024 was 52.027 VED/USD (35.959 VED/USD and 17.489 VED/USD at December 31, 2023 and 2022, respectively).

As of the date of initial application of the amendments, January 1, 2024, the reference exchange rate amounted to 159.45 VED/USD whereas the estimated exchange rate amounted to 50.68 digital bolivars per U.S. dollar.

In 2018 Argentina became a hyperinflationary economy. In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2024, 2023 and 2022 is 7,694.0%, 3,533.2% and 1,134.6%, respectively, while on an annual basis the index for 2024 is 117.8% (211.4% and 95.0% in 2023 and 2022, respectively).

The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2024 financial statements is the closing exchange rate as of December 31, 2024 which was 1,073.18 Argentine pesos per euro (893.45 and 189.08 Argentine pesos per euro at December 31, 2023 and 2022, respectively).

The Group includes in a single line item ("Translation Differences") all the equity effects derived from hyperinflation. This is as follows: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period.

b) Translation methodology

The income statements and statements of cash flows of the Telefónica Group's foreign subsidiaries (except Venezuela and Argentina) were translated into euros at the average exchange rates for the year, as a rate that approximates the exchange rates at the dates of the transactions.

c) Goodwill

After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually at the least, or more frequently, if there are




certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.

d) Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis according to the following:

- Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group ("Service concession arrangements and licenses") are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

- The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of these types of assets in a third-party transaction for consideration (Customer base) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between three and fourteen years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).

- Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.

e) Property, plant and equipment

Property, plant and equipment is carried at cost, net of government grants received, less any accumulated depreciation and any accumulated impairment in value.

Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept "Own work capitalized" of the line item Other income.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.

The Group's subsidiaries depreciate their property, plant and equipment, from the time they can be placed in

service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets' estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

	Years of estimated useful life
Buildings	25 – 40
Plant and machinery	4 – 30
Furniture, tools and other items	2 – 10

f) Impairment of non-current assets

All non-current assets, including goodwill and investments in associates and joint ventures, are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset's recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, provided that the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

The Group bases the calculation of impairment on the approved business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on the approved strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.

g) Lease agreements

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.

At the inception date of the lease (i.e. the date when the underlying asset is available for use), a lessee recognizes a right of use asset that represents the right to use the underlying asset over the term of the lease, and a lease liability for the present value of the lease payments payable over the lease term – discounted using the incremental borrowing rate at the start date of the lease.

Rights of use assets are measured at cost, less accumulated depreciation and impairment losses, and




are adjusted for any remeasurement of lease liabilities. The cost of rights of use assets includes the amount of initial direct costs incurred and lease payments made before the commencement date less incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the underlying asset and the lease term.

Lease payments include fixed payments (including in-substance fixed payments) less any lease incentive receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid as residual value guarantees. Similarly, the measurement of the lease liability includes the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option, and payments of penalties for early termination, if the lease term reflects the lessee exercising such cancellation option. After the commencement date, the amount of the lease liabilities is increased to reflect the accrual of interest and reduced for the payments made. In addition to this, the carrying amount of the lease liability is remeasured in certain cases, such as changes in the lease term, changes in future lease payments resulting from a change in an index or rate used to determine those payments. The amount of such remeasurement is generally recognized against an adjustment to the right-of-use asset.

The Group uses the "low value" asset lease recognition exemption for office equipment and the short-term lease recognition exemption for all leases with a term of 12 months or less. Therefore, lease payments in such cases are recognized as an expense on a straight-line basis over the lease term.

The Group recognizes non-lease components separately from lease components for those classes of assets in which non-lease components are significant with respect to the total value of the arrangement.

The Group determines the lease term as the non-cancellable term of the contract, together with any period covered by an extension (or termination) option whose exercise is discretionary for the Group, if there is reasonable certainty that it will be exercised (or it will not be exercised). In its assessment, the Group considers all available information by asset class in the industry and evaluates all relevant factors (technology, regulation, competition, business model) that create an economic incentive to exercise or not a renewal/cancellation option. Notably, the Group takes into consideration the time horizon of the strategic planning of its operations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that may affect its ability to exercise (or not to exercise) an option to extend or terminate (for example, a change in business strategy).

Where the Group acts as a lessor, leases are classified between operating and finance leases. Leases in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.

h) Investment in associates and joint arrangements

The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such as representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.

The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.

Upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. Any difference between the carrying amount of the business contributed and the fair value of the retained investment and the consideration received from disposal is recognized in full in profit or loss.

i) Financial assets and liabilities

Financial Assets

All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

The Group applies an impairment model for financial assets based on expected credit losses, using a simplified method for certain short- and long-term assets (commercial receivables, lease receivables and contractual assets).

Under this simplified approach, credit impairment is recognized by reference to expected credit losses over the life of the asset. For this purpose the Group uses matrices based on historical bad debt experience by geographical area on a portfolio segmented by customer category according to credit pattern. The matrix for each category has a defined time horizon divided into intervals in accordance with the collection management policy and is fed with historical data that covers at least 24 collection cycles. This data is updated on a regular basis. Based on the information observable at each close, the Group assesses the need to adjust the rates resulting from these matrices, considering current conditions and future economic forecasts.




Derivative financial instruments and hedge accounting

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in the fair value of derivatives that qualify and have been designated as cash flow hedges, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes recognized in equity arising from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designated to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.

When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.

j) Audio-visual rights

Audio-visual rights which will generally be consumed in a period of less than twelve months, as well as own content whose production cycle will in no case exceed thirty-six months, are included in inventories.

The cost of film, documentary, short film and series rights acquired from third parties is charged to the income statement on a straight-line basis from the time of first broadcasting or release until the completion of the rights.

In-house produced programs and series and program titles are charged at the time of their broadcast or up to thirty-six months from the date of release, depending on their nature and broadcasting strategy. The cost of in-house productions that the Group expects to recover through sale to third parties is recognized as an intangible asset.

The cost of broadcasting rights that have expired or whose recovery value is estimated to be lower than the acquisition cost is recognized directly as an expense.

Broadcasting rights to football and motor sports events, including their inherent production costs, are charged to the income statement on a straight-line basis over twelve months from the start of the season, while rights to other premium sports are charged over the period of the competition. All other sports rights are recognized in the income statement upon first broadcast. When these rights are paid for prior to the moment of allocation to the income statement, and the terms and conditions of the agreement involve performance obligations that still have to be fulfilled in the future by both parties (also known as executory contracts), prepaid amounts are recognized as prepayments under "Other current assets".

k) Pensions and other employee obligations

Provisions required to cover the accrued liability for defined benefit pension plans are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

l) Revenues and expenses

The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services or maintenance. Products and services may be sold separately or bundled in promotional packages.

Revenues from calls carried on Telefónica's networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both fixed and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates deferred revenues presented in Contractual liabilities on the statement of financial position.




Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.

Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to the income statement as they are consumed.

Interconnection revenues from fixed-wireless and wireless-fixed calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

When the Group is in an intermediary position between a supplier/vendor and an end customer, it must determine if it is supplying the product or service as the principal in the transaction or if it is acting as an agent on behalf of the supplier (manufacturer, wholesaler). The distinction involves identifying who controls the goods or services being provided and who is the primary obligor to satisfy the performance obligations in the arrangement. Control is often evidenced when, in the delivery to the end customer, the Group provides significant integration of the goods and services from a third party vendor into its own goods and services. In addition to this, assessment of the primary obligor includes the analysis of indicators such as: whether the Group's responsibilities require infrastructure and resources with specific functionalities, who acts as the main customer contact, who manages claims and provides support services, and who has discretion setting the final price. This principal/agent assessment affects the timing and amount of revenue recognized in the financial statements, either on a gross basis as the principal or on a net basis as the agent, representing the margin earned by the Group for arranging the transaction between the principal and the customer. This is particularly relevant for the Group in connection with digital services, such as streaming TV content, software licenses and other cloud-based products and services.

For bundled packages that include multiple elements sold in the fixed, wireless, Internet and television businesses it is determined whether it is necessary to identify the separate performance obligations and apply the corresponding revenue recognition policy to each one. Total package revenues are allocated among the identified performance obligations based on their respective standalone selling prices.

As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable performance obligations in these types of packages, any

consideration received from the customer for these items is allocated to the remaining elements.

When the customer has a right of return, the agreed consideration is considered variable. The Group estimates the amount of variable consideration to which it is entitled using the expected value method (probability-weighted possible amounts), considering all historical, current and forecast information that is reasonably available, and only to the extent that it determines that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Expenses relating to customer contracts (mainly, commissions payable to dealers for customer acquisitions) are recognized as an asset to the extent that they are incremental and are expected to be recovered. Subsequently, these costs are amortized over the same term as the revenues associated with such contract are recognized, unless the expected amortization period is one year or less, in which case they are expensed as incurred. For the purposes of allocating to profit or loss the incremental costs of obtaining a contract with indefinite duration, renewal periods are taken into consideration, estimated on the basis of the customer churn rate, unless there are contract renewal costs which are commensurate with those incurred in the initial contract.

As part of our strategy, the Group has increased its use of renewable energy through power purchase agreements (PPAs) to purchase energy from sustainable sources, such as wind and solar. These contracts often have a long term and provide the Group with a mechanism to ensure the supply of green energy at fixed prices. When these arrangements involve physical delivery of electricity and are entered into for the purpose of receiving the energy for the entity's expected purchase, sale or usage requirements (i.e. volume agreed does not exceed actual and expected power needs), the contract is for "own use" and is generally accounted for as power purchases or sales when the underlying transactions take place.

m) Non-current assets held for sale

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented separately in the statement of financial position as "Non-current assets and disposal groups held for sale" and "Liabilities associated with non-current assets and disposal groups held for sale". Once classified as held for sale property, plant and equipment and intangible assets (including




right-of-use assets) are no longer depreciated or amortized.

The criteria for held for sale classification is regarded as met only when the Group determines the sale to be highly probable: management is committed to a decision to sell and all actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision will be withdrawn. In addition, the asset or disposal group is available for immediate sale in its present condition (subject only to terms that are usual and customary for such transactions) and the sale is expected to be completed within one year from the date of the classification.

n) Use of estimates

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group's results and financial position. Accordingly, sensitivity analysis are disclosed for the most relevant situations (see Notes 7 and 24).

Non-current assets and goodwill

The accounting treatment of investments in non-current assets such as property, plant and equipment, intangible assets and interests in associates and joint ventures, entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

Also, upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. The fair value assigned to the retained investment is determined on the basis of its business plan, including significant judgments when considering significant assumptions such as long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment.

The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors are taken into account, such as the situation of the macroeconomic environment, regulatory and competitive developments, technological obsolescence, the discontinuation of certain services as well as other changes in circumstances, that highlight the need to assess a potential impairment.

The Telefónica Group evaluates its cash-generating units' performance on a regular basis to identify potential impairments of goodwill and other non-current assets. Determining the recoverable amount of the cash-generating units also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in tax terms within the legal framework the Group is subject to. Such recoverability ultimately depends on the Group's ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.

The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation, the outcome of underway tax proceedings or unforeseen future transactions that could affect tax balances.

Provisions

Provisions are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the advice of external experts, such as legal advisors or consultants.

Should we be unable to reliably measure the obligation, no provision would be recorded and information would




then be presented in the notes to the Consolidated Financial Statements.

Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Revenue recognition

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenues are allocated among the identified elements based on their respective standalone selling prices.

Determining standalone selling prices for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of standalone selling prices could affect the apportionment of revenue among the elements and, as a result, the timing of recognition of revenues.

Leases

Accounting for rights and obligations as a lessee under a lease contract requires the use of estimations to determine the lease term in contracts that include extension options or early termination options.

Determining the lease term involves making estimates over the time horizon of the Group's strategic planning process with respect to relevant factors such as expected technological progress, possible regulatory developments, market and competition trends or changes in the business model. The assumptions regarding these variables involve a significant degree of judgment to the extent that the timing and nature of future changes are difficult to anticipate.

Due to the uncertainties inherent to these estimates, changes in the assumptions made in respect of uncertain matters when determining the lease term of a lease contract may have an impact on the amounts of the right of use assets and lease liabilities recognized on the basis of the estimates made by the Group.

o) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2024 are consistent with those used in the preparation of the Group's consolidated annual financial statements for the year ended December 31, 2023, with the exception of the following amendments to existing standards issued by the IASB and endorsed by the European Union for application in Europe, which have been applied for the first time for the annual period commencing on January 1, 2024.

Early Adoption of Amendments to IAS 21: Lack of Exchangeability

The Group has elected to early adopt the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, concerning the lack of exchangeability of currencies, issued by the IASB in August 2023 and endorsed by the EU for application in Europe in November 2024.

These amendments require an entity to apply a consistent approach to assessing whether a currency is exchangeable into another currency at a measurement date and for a specified purpose, and to determining the appropriate spot exchange rate to use in cases where exchangeability is absent.

The Group operates in Venezuela, an environment with significant foreign exchange controls and restrictions established by the authorities, considered as a hyperinflationary economy since 2009. In accordance with the amendments, the Group has assessed the exchangeability of the Venezuelan bolivar to determine the appropriate exchange rate for consolidation purposes. Pursuant to the amendments, the Group uses official rates to translate the cash and cash equivalents in foreign currency balance, and alternative exchange rates based on published inflation rates (or, if unavailable, estimated rates) to translate the remaining inflation-adjusted bolivar-denominated items in the consolidated financial statements. The application of these amendments enhances transparency and accuracy in the presentation of the economic and financial position of the Group's Venezuelan operations.

Adopting these amendments has not required retrospective adjustments to comparative information for prior periods. Instead, at the date of initial application, January 1, 2024, the Group is required to translate the affected amounts at appropriate spot exchange rates with an adjustment to retained earnings and to translation differences, amounting to -224 million euros and 366 million euros, respectively (see Note 17.g).

Also, the Group has considered the additional disclosures required by the new amendments in preparing the annual consolidated financial information (see section (a) above).

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendments clarify whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the statement of financial position, depending on the rights that exist at




the end of the reporting period. The amendments also address the classification requirements for debt a company might settle by converting it into equity.

The amendments clarify, not change, existing requirements and affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items.

The application of these amendments for the current reporting period did not have a significant impact on the Group's consolidated financial statements.

Amendments to IAS 1: Non-Current Liabilities with Covenants

These amendments are intended to improve the information companies provide about long-term debt with covenants by enabling investors to understand the risk that such debt could become repayable within twelve months.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt in the 12 months after the reporting date. However, a company's ability to do so is often subject to complying with covenants. These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements.

The application of these amendments for the current reporting period did not have a significant impact on the Group's consolidated financial statements.

Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback Transaction

These narrow-scope amendments to IFRS 16 Leases provide specific guidelines for measuring the lease

liability arising in sale and leaseback transactions for seller-lessees in a way that does not result in the recognition of any amount of the gain or loss that relates to the right of use it retains.

The application of these amendments for the current reporting period did not have a significant impact on the Group's consolidated financial statements.

Amendments to IFRS 7 and IFRS 9 – Supplier Finance Arrangements

These amendments clarify the characteristics of supplier finance arrangements and introduce new disclosure requirements about such arrangements. The new disclosures are intended to provide information that enables investors to understand the effects of supplier finance arrangements on an entity's liabilities, cash flows and exposure to liquidity risk.

As a transitional relief, during this first year of application, entities are not required to disclose specified opening balances or comparative information.

The adoption of these amendments for the current reporting period did not have a significant impact on the Group's consolidated financial statements.

New standards and amendments to standards issued but not effective as of December 31, 2024.

At the date of preparation of the consolidated financial statements, the following new standards and amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11		January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027

The Group is currently assessing the impact that the adoption of these new pronouncements will have on the consolidated financial statements at the time of initial application. In particular, IFRS 18 will replace IAS 1 Presentation of Financial Statements and introduces,

among other changes, new requirements for presentation within the statement of profit or loss, including new totals and subtotals. Furthermore, all income and expenses must be classified into the following categories: operating, investing, financing,




income taxes, and discontinued operations, with the first three being new. Entities will be affected by these new requirements. IFRS 18 and all consequential amendments are effective for periods beginning on or after January 1, 2027, with retrospective application required. The Group is currently working to identify the impacts these new criteria will have on the primary financial statements and notes to the financial statements. Our preliminary assessment suggests that adopting IFRS 18 will mainly affect the presentation of items in the income statement, without causing changes in their recognition or measurement.




Note 4. Segment information

In 2024 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2 (recorded by the equity method), Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).

In 2024, the impairment of goodwill of the cash-generating unit in Peru and Chile is included in the Telefónica Hispam segment, and the impairment of goodwill of Telefónica Tech UK & Ireland and the BE-terna Group is included in Other companies (see Note 7).

In 2023, the impairment of goodwill of the cash-generating unit in Ecuador (see Note 7) is included in the Telefónica Hispam segment.

The segments referred to above include the information relating to the fixed, mobile, cable, data, internet, television and other digital services businesses provided in each country. Intersegment transactions are carried out as if on an arm's length basis.

Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in 2022 (see Note 5), and Cancom Group, acquired in 2021, are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to the fiber optic companies in which Telefónica Infra, S.L. has ownership interests (see Note 10).

The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies (see Note 19, Appendix III and Appendix V), so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25). Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed through operating income.

Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group's consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.




The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (see Note 9) regarding the Group's operating segments:

	2024							
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,791	—	8,492	9,618	9,032	3,725	(2,343)	41,315
External revenues	12,510	—	8,463	9,606	8,918	1,811	7	41,315
Intersegment revenues	281	—	29	12	114	1,914	(2,350)	—
Other operating income and expenses[1]	(8,177)	—	(5,727)	(5,502)	(9,432)	(3,691)	2,408	(30,121)
EBITDA	**4,614**	**—**	**2,765**	**4,116**	**(400)**	**34**	**65**	**11,194**
Depreciation and amortization	(2,202)	—	(2,226)	(2,474)	(1,651)	(281)	35	(8,799)
Operating income (loss)	**2,412**	**—**	**539**	**1,642**	**(2,051)**	**(247)**	**100**	**2,395**
Share of (loss) income of investments accounted for by the equity method	**(20)**	**89**	**—**	**(1)**	**(41)**	**(76)**	**—**	**(49)**
CapEx	**1,571**	**—**	**1,141**	**1,583**	**1,001**	**185**	**(6)**	**5,475**
Acquisitions of rights of use	**350**	**—**	**578**	**822**	**354**	**44**	**(6)**	**2,142**

[1] Other operating income and expenses includes "Other income", "Supplies", "Personnel expenses" and "Other expenses".




2023

Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,654	–	8,614	9,650	8,381	3,553	(2,200)	40,652
External revenues	12,350	–	8,585	9,637	8,284	1,790	6	40,652
Intersegment revenues	304	–	29	13	97	1,763	(2,206)	–
Other operating income and expenses[1]	(9,425)	–	(5,974)	(5,522)	(6,871)	(3,598)	2,128	(29,262)
EBITDA	**3,229**	**–**	**2,640**	**4,128**	**1,510**	**(45)**	**(72)**	**11,390**
Depreciation and amortization	(2,200)	–	(2,323)	(2,511)	(1,557)	(244)	38	(8,797)
Operating income (loss)	**1,029**	**–**	**317**	**1,617**	**(47)**	**(289)**	**(34)**	**2,593**
Share of income (loss) of investments accounted for by the equity method	**(23)**	**(2,030)**	**–**	**–**	**(3)**	**(106)**	**–**	**(2,162)**
CapEx	**1,607**	**–**	**1,133**	**1,671**	**938**	**230**	**–**	**5,579**
Acquisitions of rights of use	**575**	**–**	**624**	**815**	**387**	**48**	**(58)**	**2,391**

[1]Other operating income and expenses includes "Other income", "Supplies", "Personnel expenses" and "Other expenses".

2022

Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,497	–	8,224	8,870	9,141	3,243	(1,982)	39,993
External revenues	12,224	–	8,195	8,854	9,026	1,685	9	39,993
Intersegment revenues	273	–	29	16	115	1,558	(1,991)	–
Other operating income and expenses[1]	(7,909)	–	(5,666)	(5,138)	(7,183)	(3,149)	1,904	(27,141)
EBITDA	**4,588**	**–**	**2,558**	**3,732**	**1,958**	**94**	**(78)**	**12,852**
Depreciation and amortization	(2,157)	–	(2,295)	(2,369)	(1,799)	(218)	42	(8,796)
Operating income (loss)	**2,431**	**–**	**263**	**1,363**	**159**	**(124)**	**(36)**	**4,056**
Share of (loss) income of investments accounted for by the equity method	**(15)**	**292**	**–**	**–**	**(19)**	**(41)**	**–**	**217**
CapEx	**1,550**	**–**	**1,209**	**1,795**	**1,058**	**212**	**(5)**	**5,819**
Acquisitions of rights of use	**724**	**–**	**594**	**596**	**514**	**17**	**3**	**2,448**

[1]Other operating income and expenses includes "Other income", "Supplies", "Personnel expenses" and "Other expenses".




The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK (VMO2) in 2024, 2023 and 2022 (see Note 2). VMO2 is a joint venture 50% owned by Telefónica and Liberty Global and is recorded under the equity method (see Note 10). The tables below show the information of the joint venture at 100% and the reconciliation with the Telefónica Group's share of income (loss) accounted for by the equity method.

VMO2

Millions of euros	2024	2023	2022
Revenues	12,616	12,547	12,155
Other operating income and expenses	(8,149)	(8,116)	(7,754)
Impairment losses in goodwill	—	(3,572)	—
EBITDA	**4,467**	**859**	**4,401**
Depreciation and amortization	(3,371)	(3,685)	(4,170)
Operating income (loss)	**1,096**	**(2,826)**	**231**
Share of income of investments accounted for by the equity method	**4**	**2**	**1**
Financial income	51	55	24
Financial expenses	(1,578)	(1,436)	(1,020)
Realised and unrealised gains on derivative instruments, net	463	(924)	2,567
Foreign currency transaction losses, net	(34)	677	(1,296)
Net financial result	**(1,098)**	**(1,628)**	**275**
Result before taxation	**2**	**(4,452)**	**507**
Income tax	(22)	265	(15)
Result for the period	**(20)**	**(4,187)**	**492**
Attributable to non-controlling interests	**(19)**	—	—
Result for the period attributable to equity holders of the parent (100% VMO2)	**(39)**	**(4,187)**	**492**
50% attributable to Telefónica Group	(20)	(2,094)	246
Share-based compensation	1	8	14
Sale of minority stake in Cornerstone	112	76	—
Other adjustments	(5)	(20)	32
Share of (loss) income of investments accounted for by the equity method	**89**	**(2,030)**	**292**
Capital expenditures (CapEx) (100% VMO2)	**2,580**	**2,408**	**2,707**
Acquisitions of rights of use (100% VMO2)	**539**	**135**	**118**




The following table presents main assets and liabilities by segment:

Millions of euros	2024							
	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,119	—	10,710	15,348	5,627	1,971	—	47,775
Rights of use	1,535	—	3,064	2,058	1,177	132	(59)	7,907
Investments accounted for by the equity method	217	7,641	—	4	187	388	(62)	8,375
Financial assets and other non-currents assets	1,126	—	728	1,004	1,434	7,941	(4,830)	7,403
Deferred tax assets	2,507	—	604	278	842	2,442	—	6,673
Other current financial assets	33	—	107	32	394	3,658	(2,424)	1,800
Non-current assets and disposal groups held for sale	—	—	—	—	79	59	—	138
Total allocated assets	**25,858**	**7,641**	**17,805**	**22,277**	**14,204**	**24,705**	**(11,988)**	**100,502**
Non-current financial liabilities	507	—	474	362	6,906	29,634	(4,691)	33,192
Non-current lease liabilities	988	—	2,401	1,666	1,010	42	(30)	6,077
Deferred tax liabilities	86	—	290	798	284	1,447	—	2,905
Current financial liabilities	612	—	771	270	765	6,903	(3,731)	5,590
Current lease liabilities	480	—	606	702	444	36	(42)	2,226
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	33	—	—	33
Total allocated liabilities	**15,756**	**—**	**9,373**	**8,743**	**14,265**	**41,508**	**(11,892)**	**77,753**




2023 Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,186	—	11,114	18,749	6,742	2,243	(12)	53,022
Rights of use	1,771	—	3,203	2,258	1,179	111	(74)	8,448
Investments accounted for by the equity method	233	7,774	—	3	219	361	—	8,590
Financial assets and other non-currents assets	1,058	—	962	1,054	1,374	7,384	(4,564)	7,268
Deferred tax assets	2,676	—	538	406	738	1,882	—	6,240
Other current financial assets	36	—	10	55	272	3,660	(2,955)	1,078
Non-current assets and disposal groups held for sale	—	—	—	—	273	—	—	273
Total allocated assets	**27,119**	**7,774**	**18,565**	**26,114**	**15,019**	**23,096**	**(13,363)**	**104,324**
Non-current financial liabilities	695	—	1,235	688	6,164	28,948	(4,370)	33,360
Non-current lease liabilities	1,223	—	2,559	1,817	1,111	44	(46)	6,708
Deferred tax liabilities	82	—	254	927	601	838	—	2,702
Current financial liabilities	1,458	—	286	48	768	6,960	(5,819)	3,701
Current lease liabilities	486	—	555	725	476	20	(23)	2,239
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	37	—	—	37
Total allocated liabilities	**16,869**	**—**	**9,937**	**9,837**	**13,720**	**40,159**	**(13,294)**	**77,228**




The detail of assets and liabilities of VMO2 is as follows (amounts corresponding to 100% of the company, see Note 10):

VMO2

Millions of euros	2024	2023
Fixed assets	40,079	38,817
Rights of use	1,073	773
Financial assets and other non-currents assets	1,481	1,741
Deferred tax assets	448	366
Other current financial assets	660	569
Total assets	**48,247**	**46,455**
Non-current financial liabilities	21,754	21,061
Non-current lease liabilities	950	663
Deferred tax liabilities	1	1
Current financial liabilities	4,970	4,165
Current lease liabilities	197	201
Total liabilities	**32,804**	**30,727**




The composition of segment revenues is as follows:

Millions of euros	2024				2023				2022			
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,791				12,654				12,497
Germany	857	7,596	39	8,492	827	7,767	20	8,614	806	7,394	24	8,224
Brazil	2,772	6,846	—	9,618	2,858	6,792	—	9,650	2,764	6,106	—	8,870
Hispam	2,976	6,056	—	9,032	2,888	5,493	—	8,381	3,138	6,003	—	9,141
Other and inter-segment eliminations			1,382	1,382			1,353	1,353			1,261	1,261
Total Group				41,315				40,652				39,993

Note: In the countries of Telefónica Hispam segment with separate fixed and mobile operating companies, intercompany revenues were not considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.

Given the convergence reached at Telefónica Spain due to the high penetration of convergent offers in Telefónica Spain, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, management believes that the revenue breakdown shown below is more meaningful.

Millions of euros

Telefónica Spain	2024	2023	2022
Retailers	10,092	9,872	9,662
Wholesalers, mobile handsets sales and others	2,699	2,782	2,835
Total	12,791	12,654	12,497




Note 5. Business combinations

2024

Joint operation in Colombia

On February 26, 2024, Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP signed a binding framework agreement for the implementation of a single mobile access network, through an independent company, Unired Colombia, S.A.S, as well as for sharing the radioelectric spectrum usage permits through a Temporary Union, whose only users would be the two shareholders participating in the aforementioned agreement.

The transaction closed on December 20, 2024, with the first transfer by the Ministry of Information Technology and Communications of the permit for the access, use and exploitation of 20 MHz of radioelectric spectrum for the operation of land mobile radiocommunication services in the national territory granted to Colombia Móvil in favor of the Temporary Union. On this date, Colombia Telecomunicaciones and Colombia Móvil contributed their mobile infrastructure businesses and, in addition to the payment of 25 million dollars (approximately 24 million euros at the closing exchange rate of December 31, 2024) by Colombia Telecomunicaciones as equalization, both shareholders obtained equal participation (50:50) in the joint operation. This payment is scheduled to take place in 2025.

The following table summarizes the proportional share of the fair value of the contributions made to the joint operation by each of the parties:

Millions of euros

Intangible assets	11
Property, plant and equipment	88
Rights of use	22
Trade receivables	43
Total assets	**164**
Lease liabilities	2
Account payables	77
Provisions	1
Total liabilities	**80**

In addition, the goodwill allocated to the transaction amounting to 16 million euros has been written off (see Note 7). The result associated with the transaction recorded in "gains from sale of businesses" has amounted to 47 million euros (Note 26).

IPNET Group

On October 1, 2024, Telefônica Cloud e Tecnologia do Brasil S.A., a subsidiary of Telefónica Brasil, completed the acquisition of IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. and IPNET USA, LLC.

At the date of preparation of these consolidated financial statements, the allocation of the purchase price is provisional. The following table summarizes the consideration, the fair values of the identifiable assets acquired and the liabilities assumed at the time of the acquisition and the preliminary goodwill:

Millions of euros

Consideration	**37**
Intangible assets	11
Customer relationships	5
Other intangible assets	6
Property, plant and equipment	—
Other long term assets	16
Trade receivables	5
Other current assets	1
Loans	(1)
Trade payables	(5)
Deferred tax liabilities	(2)
Provisions	(16)
Fair value of net assets	**9**
Preliminary Goodwill	**28**

The total consideration was 224 million reais (equivalent to 37 million euros). At the closing of the transaction a payment was made amounting to 60 million reais (10 million euros, see Note 28) and the remaining amount was pending payment as of December 31, 2024, in accordance with the contractual clauses.

From the acquisition date until the conclusion of these consolidated financial statements, IPNET contributed 11 million euros to consolidated revenues.




2023

During 2023, no significant business combinations have taken place.

2022

Acquisition of mobile assets of Oi Group

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed, under the segregation plan stated in the Oi Agreement.

The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:

- Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL's February 2022 data;

- Spectrum: 43 MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and

- Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).

On the date of approval of the consolidated financial statements for the year 2022, the Company had concluded the report for the allocation of the purchase price. The following table presents the consideration, the fair value of the identifiable assets and the liabilities assumed at the acquisition date and the goodwill:

Millions of euros	
Consideration	**1,093**
Intangible assets	539
Licenses	520
Customer relationships	19
Property, plant and equipment	29
Rights of use	105
Deferred tax assets	44
Trade receivables	74
Other assets	30
Cash and cash equivalents	13
Lease liabilities	(117)
Trade payables	(24)
Provisions	(221)
Other liabilities	(55)
Fair value of net assets	**417**
Goodwill	**676**

The fair value of the licenses was determined using the discounted cash flow method of the Income Approach, which considers the earning capacity of the asset. The amortization period of the licenses ranges from 5 to 15 years (average period of 10.08 years).

The fair value of trade receivables amounted to 74 million euros, which did not differ from the book value consisting of a gross amount of 81 million euros, net of estimated impairment losses of 7 million euros.

At the acquisition date, contingent liabilities were recognized at fair value in the amount of 90 million euros.

The contribution of Garliava since its inclusion in the scope of consolidation and until December 31, 2022 was 206 million euros in revenues and 1 million euros in profit for the period. The information was only available since the mobile assets of Oi assigned to Telefónica Brasil were contributed to Garliava. Consequently, it was not practicable to calculate these impacts as if the transaction had taken place on January 1, 2022.

On October 3, 2022, Telefónica Brasil, together with Claro S.A. and TIM S.A., started an arbitration procedure against the Seller (see Note 29.c). The Buyers made a judicial deposit of the amount withheld from the updated purchase price (see Note 15), until the dispute arising from the price adjustment was resolved by arbitration, corresponding to Telefónica Brazil an amount of 522 million reais at December 31, 2022 (approximately 94 million euros).

In October 2023, the arbitration proceeding between the parties ended (see Note 29.c), resulting on a final price the for the UPI Mobile Assets assigned to




Telefónica Brasil of 5,129 million Brazilian reais as of the closing date (compared to the 5,373 million Brazilian reais of the initial price, see Note 2). As a result, 50% of the retained amount (488 million reais), plus applicable interest was offset against the amount allocated as debt and the other 50%, in the updated amount of 277 million reais (51 million euros at such date), was withdrawn by Telefónica Brasil before the Arbitration Chamber.

The post-closing price adjustment occurred during the second half of 2023, after the measurement period of the purchase price allocation process. Therefore, the impact generated by the post-closing price adjustment was recorded in the 2023 income statement, with no changes in the goodwill recorded as of December 31, 2022.

Completion of the purchase price allocation process for Incremental Group

On March 21, 2022, Telefónica Tech UK & Ireland, Ltd completed the acquisition of 100% of the shares of the British group Perpetual TopCo, Limited and affiliates (Incremental Group), one of Microsoft's fastest-growing business partners in the UK, for a 104 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 91 million euros to cancel payment obligations of the acquired companies.

At the date of preparation of the consolidated financial statements for the year 2022, the purchase price allocation was provisional. In 2023, the preliminary allocation was reviewed within the twelve-month period from the acquisition date, without any change in the fair value of the assets and liabilities acquired.

The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the final goodwill:

Millions of euros	
Share purchase price	104
Payment obligations cancelled	91
Total	**195**
Intangible assets	24
Customer relationships	23
Other intangible assets	1
Property, plant and equipment	1
Rights of use	1
Accounts receivable	11
Other assets	1
Cash and cash equivalents	9
Lease liabilities	(2)
Accounts payable	(3)
Deferred tax liabilities	(6)
Other liabilities	(11)
Fair value of net assets	**25**
Goodwill (Note 7)	**170**

The contribution of the Incremental Group to the profit for the year 2022, after the impact of the amortization of the assets identified in the purchase price allocation, was a 1 million euro profit.

Completion of the purchase price allocation process for BE-terna Group

On June 9, 2022, Telefónica Cybersecurity & Cloud Tech, S.L.U. completed the acquisition of 100% of the shares of the German group BE-terna Acceleration Holding GmbH and affiliates ("BE-terna Group"), for a 191 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 162 million euros to cancel payment obligations of the acquired companies.

At the date of preparation of the consolidated financial statements for the year 2022, the purchase price allocation was provisional. In 2023, the preliminary allocation was reviewed within the twelve-month period from the acquisition date, resulting in a 3 million euro increase in goodwill.

The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the final goodwill:




Millions of euros

Share purchase price	191
Payment obligations cancelled	162
Total	**353**
Intangible assets	73
Customer relationships	53
Other intangible assets	20
Property, plant and equipment	6
Right of use	5
Accounts receivable	19
Other assets	12
Cash and cash equivalents	17
Lease liabilities	(5)
Trade payables	(9)
Deferred tax liabilities	(20)
Current tax payables	(6)
Other liabilities	(21)
Fair value of net assets	**71**
Goodwill (Note 7)	**282**

The contribution of BE-terna Group to the profit for the year 2022, after the impact of the amortization of the assets identified in the purchase price allocation, was a 3 million euros loss.




Note 6. Intangible assets

The composition of and movements in net intangible assets in 2024 and 2023 are as follows:

2024

Millions of euros	Balance at 12/31/2023	First application of IAS 21	Additions[1]	Amorti-zation	Impair-ments	Transfers and others	Translation differences	Inflation adjustments	Business combi-nations	Balance at 12/31/2024
Service concession arrangements and licenses	6,886	4	157	(757)	(485)	1	(536)	376	21	5,667
Software	3,089	4	510	(1,410)	(21)	1,139	(222)	29	(14)	3,104
Customer base	386	—	—	(238)	—	—	(1)	(1)	5	151
Trademarks	235	—	—	(32)	—	—	(18)	—	2	187
Other intangible assets	58	—	20	(25)	—	8	(1)	—	4	64
Intangible assets in process	716	—	1,109	—	—	(1,104)	(28)	5	4	702
Total intangible assets	**11,370**	**8**	**1,796**	**(2,462)**	**(506)**	**44**	**(806)**	**409**	**22**	**9,875**

[1] Total additions of intangible assets in 2024 amounted to 1,799 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

2023

Millions of euros	Balance at 12/31/2022	Additions	Amorti-zation	Dispo-sals	Impair-ments	Transfers and others	Trans-lation diffe-rences	Inflation adjust-ments	Business combi-nations	Balance at 12/31/2023
Service concession arrangements and licenses	7,550	183	(840)	—	—	2	(205)	196	—	6,886
Software	2,800	486	(1,356)	(1)	—	1,122	18	20	—	3,089
Customer base	721	—	(333)	—	—	(3)	4	—	(3)	386
Trademarks	263	—	(33)	—	—	—	5	—	—	235
Other intangible assets	39	20	(21)	—	(2)	5	2	—	15	58
Intangible assets in process	644	1,149	—	(1)	—	(1,076)	(7)	7	—	716
Total intangible assets	**12,017**	**1,838**	**(2,583)**	**(2)**	**(2)**	**50**	**(183)**	**223**	**12**	**11,370**

Additions of spectrum in 2024 amounted to 157 million euros (183 million euros in 2023).

In 2024 Telefónica Hispam's intangible asset additions, the following stand out: the acquisition of spectrum in Colombia for 87 million euros (3,500 MHz, 850 MHz and 1,900 MHz bands), in Ecuador for 19 million euros (extension of the operating license) and in Uruguay for 23 million euros (renewal of the 850 MHz and 1,900 MHz bands).

Telefónica Spain's spectrum additions in 2024 amounted to 25 million euros.

In 2024, Telefónica Brasil includes 4 million euros of the renewal of the 850MHz band.

In 2023 Telefónica Hispam, spectrum acquisitions stood out in Argentina for 109 million euros in the 3.5 GHz band, in Ecuador for 18 million euros and in Uruguay for 24 million euros.




Appendix VI contains the details of the main concessions and licenses which the Group operates.

In 2024, Telefónica Argentina recorded an impairment of service concession arrangements and licenses and software, amounting to 415 million euros and 21 million euros, both with a corresponding entry under Other expenses (see Note 26). Telefónica Argentina's intangible assets as of December 31, 2024 amounting to 265 million euros (415 million euros as of December 31, 2023).

In 2024, Telefónica del Perú recorded an impairment of service concession arrangements and licenses, amounting to 54 million euros, with a corresponding entry under Other expenses (see Note 26).

The effect of the translation into euros of the intangible assets of the Group's companies in Argentina and Venezuela and the effect of the inflation adjustments (see Note 3.a), are shown in the columns "Translation differences" and "Inflation adjustments", respectively.

The cost, accumulated amortization and impairment losses of intangible assets at December 31, 2024 and 2023 are as follows:

Balance at December 31, 2024

Millions of euros	Cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	15,018	(8,666)	(685)	5,667
Software	18,442	(15,300)	(38)	3,104
Customer base	2,265	(2,114)	—	151
Trademarks	905	(718)	—	187
Other intangible assets	794	(726)	(4)	64
Intangible assets in process	702	—	—	702
Total intangible assets	**38,126**	**(27,524)**	**(727)**	**9,875**

Balance at December 31, 2023

Millions of euros	Cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	16,056	(9,061)	(109)	6,886
Software	17,851	(14,753)	(9)	3,089
Customer base	4,166	(3,780)	—	386
Trademarks	958	(723)	—	235
Other intangible assets	867	(805)	(4)	58
Intangible assets in process	724	—	(8)	716
Total intangible assets	**40,622**	**(29,122)**	**(130)**	**11,370**




Note 7. Goodwill

Movement in goodwill

The movement in goodwill assigned to each Group segment was as follows:

2024

Millions of euros	Balance at 12/31/2023	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2024
Telefónica Spain	4,291	—	—	—	—	—	4,291
Telefónica Brazil	8,076	28	—	—	—	(1,364)	6,740
Telefónica Germany	4,386	—	—	—	—	—	4,386
Telefónica Hispam	1,108	—	(16)	(623)	—	(51)	418
Others	847	—	—	(243)	—	22	626
Total	**18,708**	**28**	**(16)**	**(866)**	**—**	**(1,393)**	**16,461**

2023

Millions of euros	Balance at 12/31/2022	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2023
Telefónica Spain	4,291	—	—	—	—	—	4,291
Telefónica Brazil	7,752	5	—	—	—	319	8,076
Telefónica Germany	4,386	—	—	—	—	—	4,386
Telefónica Hispam	1,215	—	—	(58)	(36)	(13)	1,108
Others	827	11	—	—	—	9	847
Total	**18,471**	**16**	**—**	**(58)**	**(36)**	**315**	**18,708**

In 2024, an impairment loss of the entire remaining goodwill allocated to the cash-generating unit in Perú amounting to 226 million euros has been recorded, with a corresponding entry under Other expenses in the consolidated income statement (see Note 26). In addition, until the carrying amount and the recoverable amount of the CGU are equal, an impairment loss on intangible assets has been recorded amounting to 54 million euros (see Note 6), with a corresponding entry under Other expenses (see Note 26). Telefónica del Perú, affected by an aggressive competitive environment in both fixed and mobile, has registered a lower achievement of the operating variables compared to what was estimated in the impairment test of the previous year. In this context, the latest business plans approved by the Board of Directors of Telefónica reflect a reduction in the expected growth of the main operating variables. The discount rate (WACC) used in the estimation of the value in use as of December 31, 2024, was 9.5% (11.6% before taxes) and the perpetuity growth rate used was 2.4%.

In addition, in the Telefónica Hispam segment, an impairment loss of the goodwill allocated to the cash-generating unit in Chile amounting to 397 million euros was recorded, with a corresponding entry under Other expenses (see Note 26). Economic growth in Chile continues at a low rate, with financial tensions and the effects of the recent inflationary and cost shock persisting, preventing further monetary easing. In this context, weak domestic demand is expected to continue and competitive intensity is expected to remain high. As a result, lower expected growth of the main operating variables has been estimated compared to the impairment test of the previous year. The discount rate (WACC) used in the estimation of the value in use as of December 31, 2024, was 8.5% (10.4% before taxes) and the perpetuity growth rate used was 2.8%.

Additionally, in 2024 impairments have been recorded on the goodwill allocated to the cash-generating units of Telefónica Tech UK & Ireland, affected by the evolution of the macroeconomic environment in the United Kingdom (which has resulted in an increase in the WACC discount rate to 9.4%, 11.4% before tax) and Be-




terna Group, for amounts of 192 million euros and 51 million euros, respectively (see Note 26).

Additions in 2024 correspond to the goodwill related to the acquisition of IPNET (see Note 5).

The amount in disposals of Telefónica Hispam in 2024 corresponds to the estimation of goodwill of the cash generating unit Telefónica Colombia allocated to the agreement signed by Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP (see Note 5).

In 2023, an impairment of goodwill assigned to the cash-generating unit in Ecuador was recorded, amounting to 58 million euros, with a corresponding entry under Other expenses (see Note 26).

The amount in transfers of Telefónica Hispam in 2023 corresponded to the estimation of goodwill of the cash generating unit of Perú allocated to the agreement between Telefónica Hispanoamérica, S.A. and the group Kohlberg Kravis Roberts – KKR & Co, Inc. and Entel Perú S.A. (see Note 30).

Cash-generating units

In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	12/31/2024	12/31/2023
Telefónica Spain	**4,291**	4,291
Telefónica Brazil	**6,740**	8,076
Telefónica Germany	**4,386**	4,386
Telefónica Hispam	**418**	1,108
Colombia	136	164
Ecuador	79	75
Chile	179	615
Peru	—	229
Uruguay	22	23
Others T. Hispam	2	2
Other companies	**626**	**847**
Telefónica Tech UK & Ireland	268	438
BE-terna	230	282
Others	128	127
TOTAL	**16,461**	**18,708**

Goodwill is tested for impairment at the end of the year using the business plans of the cash-generating units to which the goodwill is assigned, approved by the Board of Directors of Telefónica.

The business plan covers a three-year period, including the closing year. In order to complete the five years of

cash flows after the closing year, an additional normalization period is added to the business plans on the operating ratios until the terminal parameters are reached. The consensus' forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business.

Finally, to determine the terminal value of each CGU, a constant free cash flows growth over time is assumed, applying a terminal growth rate. The model used is similar to the dividend discount model developed by Gordon-Shapiro, internationally recognized for business valuations.

The process of preparing the CGUs' business plans considers the current market condition of each CGU, analyzing the macroeconomic, competitive, regulatory and technological environments, as well as the growth opportunities of the CGUs, and the differentiation capabilities compared to the competition based on market projections. A growth target is therefore defined for each CGU, based on the appropriate allocation of operating resources and the capital investments required to achieve the target. In addition, operating efficiency improvements are defined, in line with the strategic transformation initiatives, in order to increase the forecasted operating cash flow. In this process, the Group considers the compliance with business plans in the past.

Main assumptions used in calculating value in use

CGUs' value in use are calculated based on the approved business plans. Certain variables are then considered, including the long-term EBITDA margin and the long-term Capital Expenditure ratio (expressed as a percentage of revenue), which are considered the key operating variables to measure business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are considered.

The main variables considered for the most significant CGUs (T. Brazil, T. Spain, and T. Germany) are described below.

Revenues

In terms of revenues, the three-year plan reflects a trend of stability or improvement.

EBITDA margin and long-term Capital Expenditure (CapEx) ratio

The values obtained, as described in the previous paragraphs, are compared with the available data of analysts and competitors in the geographic markets where the Telefónica Group operates.




In Europe, the long-term EBITDA margins two-year estimates of Telefónica Group's analysts are within a range of 35% to 38% for Spain and 27% to 31% for Germany.

In relation to the long-term ratio of CapEx over revenues in the valuations performed for the impairment tests for Spain and Germany, the ratios are within the range estimated by the Telefónica Group's analysts in terms of investment needs (range between 10% and 12% for Spain and between 11% and 17% for Germany).

As for the long-term EBITDA margin two-year estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 41% to 44%. Regarding investments, the operator will invest in the horizon of the projected plan a percentage that is aligned with the investment needs planned for the development of its business, which is located in a range between 10% and 16%.

Discount rate

The discount rate, applied to discount cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and cost of debt according to the finance structure determined for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which considers the asset's systemic risk, and the impact of those risks not already considered on cash flows, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset, constantly monitoring the fluctuations of the financial markets.

The most significant components of WACC are summarized as follows:

- Risk-Free Rate: defined as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and long-run equilibrium rates estimates (according to standard econometric models, supported by modeling of neutral rates prepared by the central banks themselves) in which the interest rates should be located, thus adjusting the yields, influenced by central banks interventions.

- Political Risk Premium: adds the country's insolvency risk due to political and/or financial events; calculation is based on the quoted prices of credit default swaps for each country or, the EMBI+ index published by JP Morgan based on the information available and the liquidity conditions of these swaps.

- Equity Risk Premium: the return in excess that equity assets are expected to yield over the risk-free rate. This is determined using a combination of historical approaches (ex post) backed by external publications and studies based on historical market returns series, and prospective approaches (ex ante), based on

market publications, considering the medium- and long-term profit expectations based on the degree of maturity and development of each country.

- Beta Coefficient: a measure of the volatility, or systematic risk, of an equity asset in comparison to the entire market. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, to estimate the correlation between the company shares´ returns and the stock market returns, of the country where the company is listed.

The main underlying data used in these calculations are obtained from independent and renowned external information sources.

The discount rates applied to the cash flow projections in 2024 and 2023 for the main CGUs are as follows:

Discount rate in local currency	2024	
	Before tax	After-tax
Spain	8.6%	6.6%
Brazil	13.9%	11.5%
Germany	8.0%	5.5%

Discount rate in local currency	2023	
	Before tax	After-tax
Spain	9.1%	7.0%
Brazil	14.8%	12.0%
Germany	8.4%	5.8%

Perpetuity growth rate

Cash flow projections from the sixth year are calculated using an expected constant growth rate (g), considering the analyst consensus estimates for each business, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusting any particular case with specific characteristics related to the business evolution.




The perpetuity growth rates applied to the cash flow projections in 2024 and 2023 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2024	2023
Spain	0.8%	0.8%
Brazil	4.0%	4.0%
Germany	1.0%	1.0%

Perpetuity growth rates for 2024 have remained stable compared to the previous year for the three main CGUs.

Sensitivity to changes in assumptions

The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. For the main CGU, the following maximum increases or decreases were assumed, expressed in percentage points:

Changes in key assumptions, In percentage points	Spain	Germany	Brazil
Financial variables			
Discount rate	+/-0.5	+/-0.5	+/-1
Perpetuity growth rates	+/-0.25	+/-0.25	+/-0.5
Long-term operating variables			
EBITDA Margin	+/-1.75	+/-1.5	+/-2
Ratio of CapEx/ Revenues	+/-0.875	+/-0.75	+/-1

The sensitivity analysis revealed that there is still room between the recoverable value and the carrying amount for the main CGUs at December 31, 2024.

Regarding the CGU of Chile, in the sensitivity of the calculation of the value in use to reasonable variations in the key assumptions, an increase of around 50 basis points in the WACC would generate an additional impairment of goodwill in the amount of 107 million euros, while a decrease of around 25 basis points in the perpetual growth rate of 2.8% would have an extra negative impact of 48 million euros on the valuation of goodwill. Regarding the operating assumptions, a 1.25 percentage point decrease in the EBITDA margin would generate an additional impairment of approximately 198 million euros, and a 0.6 percentage points increase in the investment ratio would result in an additional impairment of around 136 million euros.

Regarding the CGU of Telefonica Tech UK & Ireland, in the sensitivity of the calculation of the value in use to reasonable variations in the key assumptions, an

increase of around 50 basis points in the WACC would generate an additional impairment of goodwill in the amount of 28 million euros, while a decrease of around 25 basis points in the perpetual growth rate of 3% would have an extra negative impact of 12 million euros on the valuation of goodwill. Regarding the operating assumptions, a 0.5 percentage point decrease in the EBITDA margin would generate an additional impairment of approximately 19 million euros, and a 0.25 percentage points increase in the investment ratio would result in an additional impairment of around 9 million euros.




Note 8. Property, plant and equipment

The composition and movements in 2024 and 2023 of the items comprising net "Property, plant and equipment" were as follows:

2024

Millions of euros	Balance at 12/31/2023	First application of IAS 21	Addi-tions[1]	Depre-ciation	Dispo-sals	Impair-ments	Transfers and others	Translation differences	Inflation adjust-ments	Business combi-nations	Balance at 12/31/2024
Land and buildings	2,516	15	22	(209)	(21)	(175)	116	(119)	166	15	2,326
Plant and machinery	17,947	23	1,041	(3,680)	(13)	(642)	2,263	(1,071)	583	70	16,521
Furniture, tools and other items	618	3	81	(213)	(2)	(24)	146	(40)	46	(10)	605
PP&E in progress	1,863	61	2,479	—	(12)	(5)	(2,421)	(108)	117	13	1,987
Total PP&E	**22,944**	**102**	**3,623**	**(4,102)**	**(48)**	**(846)**	**104**	**(1,338)**	**912**	**88**	**21,439**

[1] Total additions of property, plant and equipment in 2024 amounted to 3,676 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

2023

Millions of euros	Balance at 12/31/2022	Additions[1]	Depre-ciation	Disposals	Impair-ments	Transfers and others	Translation differences	Inflation adjust-ments	Balance at 12/31/2023
Land and buildings	2,641	21	(206)	(21)	—	145	(188)	124	2,516
Plant and machinery	18,165	1,123	(3,650)	(14)	—	2,399	(525)	449	17,947
Furniture, tools and other items	576	136	(199)	4	—	112	(43)	32	618
PP&E in progress	2,332	2,420	—	(38)	(3)	(2,826)	(110)	88	1,863
Total PP&E	**23,714**	**3,700**	**(4,055)**	**(69)**	**(3)**	**(170)**	**(866)**	**693**	**22,944**

[1] Total additions of property, plant and equipment in 2023 amounted to 3,741 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

Telefónica Spain's investments in property plant and equipment in 2024 and 2023 amounted to 1,052 and 1,092 million euros, respectively, focused on continuing the deployment of the fiber optic network. In mobile deployment, the development of the 5G network continues.

Telefónica Germany's investments in property, plant and equipment in 2024 and 2023 amounted to 706 and 747 million euros, respectively. Most of the investment has been allocated to expanding the footprint and capacity of the 5G network, as well as strengthening the capacity of the 4G network.

Telefónica Brazil's investments in property, plant and equipment in 2024 and 2023 amounted to 1,085 and 1,130 million euros, respectively. The investment has been mainly allocated to the expansion of the 5G mobile network, to ensure the quality of the 4G mobile network and expand the customer base and network in the fixed fiber business.

Telefónica Hispam's investments in property, plant and equipment in 2024 and 2023 amounted to 676 and 586 million euros, respectively. Investment remains focused on improving mobile networks through coverage expansions, capacity reinforcement and 5G deployment in Argentina, Colombia, Uruguay and Chile.




"Additions" in 2024 includes government grants relating to property, plant and equipment amounting to 199 million euros (60 million euros in 2023), which are presented as a reduction of the book value of the related assets.

In 2024, an impairment of land and buildings, plant and machinery and furniture, tools and other items corresponding to Telefónica Argentina was recorded, amounting to 175, 642 and 21 million euros, respectively, with a counterpart entry in Other expenses (see Note 26). Property, plant and equipment of Telefónica Argentina as of December 31, 2024 amounting to 734 million euros (889 million euros as of December 31, 2023).

"Business combinations" in 2024 includes Property, plant and equipment corresponding to the joint operation formed by Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP, amounting to 88 million euros (see Note 5).

"Transfers and others" in 2024 includes 118 million euros corresponding to the fiber assets of Telefónica del Perú, which at December 31, 2023 were classified as non-current assets held for sale and at December 31, 2024 have been classified as tangible fixed assets, following the redefinition of the agreement (see note 30).

"Transfers and others" in 2023 included the reclassifications of fiber optic assets in Peru amounting to 163 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).

The effect of translation into euros of property, plant and equipment of the Group's companies in Argentina and Venezuela and the effect of the inflation adjustments (see Note 3.a), are shown in the columns "Translation differences" and "Inflation adjustments", respectively.

Telefónica Group companies purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. Additionally, as part of its commercial activities and network deployment, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 26.

The cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2024 and 2023 were as follows:

Balance at December 31, 2024

Millions of euros	Cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,424	(6,827)	(271)	2,326
Plant and machinery	90,265	(72,614)	(1,130)	16,521
Furniture, tools and other items	5,334	(4,689)	(40)	605
PP&E in progress	2,005	—	(18)	1,987
Total PP&E	**107,028**	**(84,130)**	**(1,459)**	**21,439**

Balance at December 31, 2023

Millions of euros	Cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,689	(6,116)	(57)	2,516
Plant and machinery	88,224	(70,001)	(276)	17,947
Furniture, tools and other items	5,190	(4,558)	(14)	618
PP&E in progress	1,877	—	(14)	1,863
Total PP&E	**103,980**	**(80,675)**	**(361)**	**22,944**




Note 9. Rights of use

The movement of rights of use in 2024 and 2023 is as follows:

2024

Millions of euros	Balance at 12/31/2023	First application of IAS 21	Additions	Amortization	Disposals	Business combinations	Transfers and others	Translation differences and inflation adjustments	Balance at 12/31/2024
Rights of use on land and natural properties	834	—	226	(250)	(13)	5	(16)	29	815
Rights of use on buildings	4,287	—	1,200	(1,151)	(32)	17	(18)	(403)	3,900
Rights of use on plant and machinery	3,080	15	634	(756)	(15)	—	(2)	(9)	2,947
Other rights of use	247	—	82	(78)	(1)	—	1	(6)	245
Total of rights of use	**8,448**	**15**	**2,142**	**(2,235)**	**(61)**	**22**	**(35)**	**(389)**	**7,907**

2023

Millions of euros	Balance at 12/31/2022	Additions	Amortization	Disposals	Transfers and others	Translation differences and inflation adjustments	Balance at 12/31/2023
Rights of use on land and natural properties	885	194	(231)	(10)	—	(4)	834
Rights of use on buildings	4,130	1,345	(1,172)	(95)	1	78	4,287
Rights of use on plant and machinery	3,037	752	(686)	(26)	3	—	3,080
Other rights of use	227	100	(70)	(2)	(6)	(2)	247
Total of rights of use	**8,279**	**2,391**	**(2,159)**	**(133)**	**(2)**	**72**	**8,448**

The effect of the translation into euros of rights of use of the Group's companies in Argentina and Venezuela, together with the effect of the inflation adjustments (see Note 3.a) is shown in the column "Translation differences and Inflation adjustments".

"Business combinations" in 2024 includes the network assets corresponding to the joint operation formed by Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP, amounting to 22 million euros (see Note 5).

The cost and accumulated depreciation of the rights of use at December 31, 2024 and 2023 are as follows:

Balance at December 31, 2024

Millions of euros	Cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	2,173	(1,358)	815
Rights of use on buildings	9,525	(5,625)	3,900
Rights of use on plant and machinery	5,837	(2,890)	2,947
Other rights of use	514	(269)	245
Total of rights of use	**18,049**	**(10,142)**	**7,907**




Balance at December 31, 2023

Millions of euros	Cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	2,051	(1,217)	834
Rights of use on buildings	9,411	(5,124)	4,287
Rights of use on plant and machinery	5,250	(2,170)	3,080
Other rights of use	498	(251)	247
Total of rights of use	**17,210**	**(8,762)**	**8,448**

The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.g) of the consolidated income statement for 2024 and 2023 are as follows.

Millions of euros	2024	2023
Short-term leases included in operating results as supplies	64	73
Variable lease payments not included in the measurement of lease liabilities	18	14
Total expenses as supplies	**82**	**87**
Short-term leases included in external services	54	45
Leases of low-value assets included in external services	7	7
Variable lease payments not included in the measurement of lease liabilities	36	16
Total expenses as external services (Note 26)	**97**	**68**
Total lease expenses	**179**	**155**




Note 10. Associates and joint ventures

The detail of investments accounted for by the equity method and the share of (loss)/income of these investments is the following:

Millions of euros	% Holding	Investments accounted for by the equity method		Share of (loss) income of investments accounted for by the equity method		
		12/31/2024	12/31/2023	2024	2023	2022
VMED O2 UK Limited	50%	7,641	7,774	89	(2,030)	292
Movistar Prosegur Alarmas	50%	213	230	(16)	(22)	(12)
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	80	100	(1)	(4)	(8)
Unsere Grüne Glasfaser (UGG)	50%	104	97	(77)	(55)	(64)
Opal Jvco Limited (nexfibre)	25%	94	55	(2)	(32)	26
Utiq, S.A.	25%	3	5	(4)	—	—
Others		8	4	(3)	(2)	(4)
Joint ventures		**8,143**	**8,265**	**(14)**	**(2,145)**	**230**
Daytona Midco, S.L. (Nabiax)	20%	—	65	(7)	(1)	(1)
Adquira España, S.A.	44.44%	5	4	—	—	—
HoldCo Infraco SpA. (Onnet Fibra Chile)	40%	119	150	(24)	7	—
Alamo HoldCo S.L. (Onnet Fibra Colombia)	40%	11	14	(17)	(10)	(15)
Internet para todos S.A.C.	54.67%	57	55	—	—	(3)
Telefónica Factoring España, S.A.	50%	8	7	4	4	4
Telefónica Factoring do Brasil, Ltda.	50%	2	2	2	1	3
Telefónica Factoring Peru, S.A.C.	50%	3	3	1	1	1
Telefónica Factoring Colombia, S.A.	50%	1	1	1	1	1
Telefónica Factoring México, S.A.de C.V.	50%	—	1	—	—	—
Telefónica Factoring Chile, SpA.	50%	1	1	—	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—	—
Telefónica Renting, S.A.	50%	9	1	4	—	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	14	18	1	1	2
Movistar Consumer Finance Colombia SAS	50%	—	—	—	(21)	(3)
Others		2	3	—	—	(2)
Associates		**232**	**325**	**(35)**	**(17)**	**(13)**
Total		**8,375**	**8,590**	**(49)**	**(2,162)**	**217**




The detail of the movement in investments accounted for by the equity method in 2024 and 2023 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2022	**11,587**
Additions	236
Translation differences and other comprehensive income (loss)	144
(Loss) income	(2,162)
Dividends	(1,218)
Transfers and others	3
Balance at 12/31/2023	**8,590**
Additions	160
Translation differences and other comprehensive income (loss)	249
(Loss) income	(49)
Dividends	(520)
Transfers and others	(55)
Balance at 12/31/2024	**8,375**

Additions for the year ended December 31, 2024 includes the capital increase of 91 million euros in Unsere Grüne Glasfaser (UGG) (73 million euros for the year 2023) and the capital increase in nexfibre amounting to 38 million euros (33 million euros for the year 2023, see Note 28).

Additions in 2023 included (70,960 million Chilean pesos, equivalent to 73 million euros) corresponding to the capital contribution made by Telefónica Chile, S.A. in HoldCo Infraco SpA (of which it owns 40% of the capital) for the acquisition by InfraCo SpA (a subsidiary of HoldCo InfraCo SpA) of the fiber optic assets owned by Empresa Nacional de Telecomunicaciones S.A. ("Entel") following its authorization by the National Economic Prosecutor's Office on December 14, 2023.

"Translation differences and other comprehensive income (loss)" for the year 2024 mainly includes the impact of the pound sterling appreciation associated with the investment in VMO2, amounting to 380 million euros (219 million euros associated with sterling appreciation for the year 2023) and the results of the defined benefit pension plan in VMO2 amounting to 101 million euros (41 million euros for the year 2023). This also includes losses imputed to equity on derivatives financial instruments in Unsere Grüne Glasfaser amounting to 7 million euros (30 million euros gains for the year 2023).

During the year ended December 31, 2024, dividends amounting to 425 million pounds sterling, equivalent to 512 million euros, were received from VMO2 (1,000 million pounds sterling, equivalent to 1,154 million euros during the year 2023, see Note 28). Additionally

included dividends amounting to 54 million euros from Nabiax.

On November 7, 2024, Nabiax's majority shareholder, Asterion Industrial Partners SGEIC, S.A. ("Asterion") (80% stake), reached an agreement with the Aermont Group to sell its shares in Nabiax. In compliance with the provisions of the original shareholders' agreement between Asterion and Telefónica Infra, S.L. (which owns the remaining 20%), Asterion has notified this transaction to Telefónica Infra, S.L. and has required it to adhere to the aforementioned sale agreement. In 2024 "Transfers and others" includes the reclassification of the stake in Nabiax to "Non-current assets held for sale" amounting to 58 million euros (see Note 29.c and 30).




VMED O2 UK

Impairment of goodwill recorded by VMO2 in 2023

As a result of the annual goodwill impairment test analysis carried out by VMO2's management at the end of 2023, VMO2 recorded an impairment of goodwill amounting to 3,107 million pounds sterling (approximately 3,572 million euros), mainly due to the decrease in projected cash flows of VMO2 as a consequence of the effects of macroeconomic conditions and the competitive environment in the United Kingdom and the increase in the discount rate (WACC).

50% of this amount (approximately 1,786 million euros) is reflected in Telefónica's consolidated income statement for the year 2023, as its share in the loss of VMO2 accounted for by the equity method (see table detailing the result from the equity method below).

The discount rate applied in the impairment test as of December 31, 2023 was 7.5% after taxes. The terminal growth rate considered was 1%.

Impairment analysis as of December 31, 2024

VMO2's management carried out the annual goodwill impairment test at the end of 2024. Future cash flows used in the value in use calculation were based on 10-year financial forecasts included as a part of the business plan approved by the VMO2 board of directors for use in impairment testing, considering that in such period the operating variables until the perpetuity parameters are reached. This time horizon was used for capital intensive projects such as the full fiber upgrade plan.

As a result of this analysis, it has become clear that, as of December 31, 2024, the value in use is above the carrying amount of the cash-generating unit (CGU) to which the goodwill is assigned, with a margin of around 800 million pounds sterling (around 965 million euros).

The growth projections and operating ratios included in the estimation of the value in use are aligned with the analyst ranges for comparable companies in the region. In terms of revenue, despite the challenges of the competitive environment, the strategic plan includes a growth trend in long-term projections, in line with the estimated evolution for the sector in the United Kingdom. In relation to EBITDA margins two years ahead, analyst estimates for comparable companies in Europe are in a range of between 32% and 41%, while, regarding long-term investment needs, the capex to revenue ratio is in a range between 12% and 15%. The WACC discount rate applied to the cash flow

projections stands at 7.7% at the end of December 2024. The perpetuity growth rate stands at 1%, below the actual terminal growth forecast for the UK economy. The analysis shows that the value in use is higher than the book value of the investment at December 31, 2024.

Regarding the sensitivity of the calculation to reasonably possible variations in key assumptions:

- An increase of about 50 basis points over the WACC rate used, of 7.7% would imply an impairment of goodwill reported by VMO2 of around 1,700 million pounds sterling (around 2,050 million euros).

- A decrease of around 25 basis points in the terminal growth rate (1%), would have no impact on the carrying amount of goodwill.

- Regarding the operating variables used, a decrease of 1 percentage point in the EBITDA margin or an increase of 0.5 percentage points in the capex to revenue ratio would have no impact on the carrying amount of goodwill.

The carrying value of Telefónica's equity-accounted investment in VMO2 amounting to 7,641 million euros as of December 31, 2024 (7,774 million euros as of December 31, 2023). Telefónica has carried out an additional analysis of the book value of its stake at the end of the year, comparing it with its estimate of its value in use. The key assumptions considered in the calculation are the same as those used by VMO2 in determining its value in use. As a result of this analysis, no need to record any impairment has been identified.




Detail of the main items on the statements of financial
position and income statements of VMED O2 UK
Limited

Millions of euros	12/31/2024	12/31/2023
Non current assets	**43,081**	**41,697**
Intangible assets	7,682	8,379
Goodwill	21,404	20,427
Property, plant and equipment	10,994	10,011
Other non current assets	3,001	2,880
Current assets	**5,166**	**4,758**
Inventories	245	301
Current receivables and other current assets	2,900	2,882
Other current financial assets	660	567
Cash and cash equivalents	1,361	1,008
Total Assets	**48,247**	**46,455**
Non current liabilities	**23,139**	**22,136**
Non current financial liabilities	21,754	21,061
Non current lease liabilities	950	663
Other non current liabilities	435	412
Current liabilities	**9,665**	**8,591**
Current financial liabilities	4,970	4,165
Current lease liabilities	197	201
Other current liabilities	4,498	4,225
Total Liabilities	**32,804**	**30,727**
Equity attributable to non-controlling interests (100% VMO2)	**252**	**261**
Equity attributable to equity holders of the parent (100% VMO2)	**15,191**	**15,467**
50% Telefónica Group	7,596	7,734
Acquisition costs	61	61
Other adjustments	(16)	(21)
Investments accounted for by the equity method	**7,641**	**7,774**




Millions of euros	2024	2023	2022
Revenues	12,616	12,547	12,155
Other operating income	516	516	551
Operating expenses	(8,665)	(8,632)	(8,305)
Impairment losses in goodwill	—	(3,572)	—
Depreciation and amortization [1]	(3,371)	(3,685)	(4,170)
Operating income (loss)	**1,096**	**(2,826)**	**231**
Share of income (loss) of investments accounted for by the equity method	**4**	**2**	**1**
Financial income	51	55	24
Financial expenses	(1,578)	(1,436)	(1,020)
Realized and unrealized gains on derivative instruments, net [2]	463	(924)	2,567
Foreign currency transaction losses, net	(34)	677	(1,296)
Net financial result	**(1,098)**	**(1,628)**	**275**
Result before taxation	**2**	**(4,452)**	**507**
Income tax	(22)	265	(15)
Result for the period	**(20)**	**(4,187)**	**492**
Attributable to non-controlling interests	(19)	—	—
Result for the period attributable to equity holders of the parent (100% VMO2)	**(39)**	**(4,187)**	**492**
50% attributable to Telefónica Group	(20)	(2,094)	246
Share-based compensation [3]	1	8	14
Sale of a minority interest in Cornerstone [4]	112	76	—
Other adjustments	(5)	(20)	32
Share of (loss) income of investments accounted for by the equity method	**89**	**(2,030)**	**292**
Other comprehensive income (100% VMO2)	**(337)**	**(213)**	**(113)**

[1] Includes amortization of the customer relationships recorded after the purchase price allocation, amounting to 1,012 million euros in 2024 (985 million euros in 2023).
[2] VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.
[3] Amount related to incentive awards held by certain employees of VMO2 associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMO2.
[4] In 2024 and 2023, VMO2 sold minority interests in its mobile towers joint operation Cornerstone. This amount reflects the change in the Telefónica Group's indirect ownership interest in Cornerstone (from 25% to 16.67% in 2023, then 16.67% to 12.50% in 2024) and resulting from the inflow of resources from a third party.

Commitments

Millions of euros	2025	2026	2027	2028	2029	Subsequent years	Total
Purchase and other commitments	791	189	109	61	5	—	1,155
Programming commitments	727	728	618	247	—	—	2,320
Network and connectivity commitments	773	112	31	29	24	204	1,173
Services agreements	236	231	197	175	180	77	1,096
Total commitments VMO2 (100%)	**2,527**	**1,260**	**955**	**512**	**209**	**281**	**5,744**

Purchase and other commitments include unconditional and legally binding obligations related to the purchase of customer premises and other equipment and certain service-related commitments, including call center, information technology and maintenance services.

Programming commitments consist of obligations associated with programming contracts that are enforceable and legally binding that includes minimum fees.

Network and connectivity commitments include service commitments associated with the network extension




program in the U.K. and commitments associated with the mobile virtual network operator (MVNO) agreements.

On the date of constitution of the joint venture, Telefónica and Liberty Global entered with VMO2 into certain service agreements included as "Services agreements", either on a transitional or ongoing basis. Likewise, Telefónica licensed the use of Telefónica and O2 brand rights to VMO2 (see Note 29.c).

The breakdown of balances and transactions related to associates and joint ventures recognized with VMO2 in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	12/31/2024	12/31/2023
Receivables and other assets from associates and joint ventures	59	66
Payables and other liabilities to associates and joint ventures	27	34

Millions of euros	2024	2023	2022
Revenue from operations with associates and joint ventures	135	134	130
Expenses from operations with associates and joint ventures	44	63	63

Movistar Prosegur Alarmas

The breakdown of the key financial highlights of Movistar Prosegur Alarmas group and the reconciliation with the carrying amount in the Telefónica Group at December 31, 2024 and 2023 are as follows:

Millions of euros	12/31/2024	12/31/2023
Fixed assets	204	172
Other non-current assets	141	160
Non-current assets	**345**	**332**
Cash and equivalents	1	1
Other current assets	102	58
Current assets	**103**	**59**
Total assets	**448**	**391**
Non-current financial liabilities	(205)	(175)
Other non-current liabilities	(78)	(63)
Non-current liabilities	**(283)**	**(238)**
Current financial liabilities	(100)	(102)
Other current liabilities	(65)	(43)
Current liabilities	**(165)**	**(145)**
Total liabilities	**(448)**	**(383)**
Net assets	**—**	**8**
Purchase price allocation		
Assets	42	76
Liabilities	(11)	(20)
Net assets	**31**	**56**
% Holding	50%	50%
Group's share in equity	**15**	**32**
Goodwill	198	198
Carrying amount in the Telefónica Group	**213**	**230**

Group UGG TopCo GmbH & Co KG and UGG TopCo/HoldCo General Partner GmbH (UGG Group)

Unsere Grüne Glasfaser (UGG), is the joint venture of Telefónica (50%) and Allianz (50%), for the creation of an independent operator for the deployment of fiber-to-the-home (FTTH) in rural areas of Germany.

On December 4, 2024, UGG acquired Infrafibre Germany (IFG), which owns a fiber network in Germany and additionally two ISP brands, LEONET and Breitbandversorgung Deutschland (BBV). This transaction accelerates UGG's planned deployment plan, replacing part of its future capex and reinforcing its position as a provider of fiber optic infrastructure in rural areas of Germany. UGG and IFG operate in 8 federal states ("Länder"). The operation has been 100% financed through the bank loan from UGG.

The summary of the magnitudes of the UGG Group and the reconciliation with its carrying amount in the Telefónica Group at December 31, 2024 and 2023 are shown below:




Millions of euros	12/31/2024	12/31/2023
Fixed assets	1,344	438
Other non-current assets	194	211
Non-current assets	**1,538**	**649**
Cash and equivalents	282	49
Other current assets	63	50
Current assets	**345**	**99**
Total assets	**1,883**	**748**
Non-current financial liabilities	(1,493)	(522)
Other non-current liabilities	(43)	(36)
Non-current liabilities	**(1,536)**	**(558)**
Current financial liabilities	(4)	(5)
Other current liabilities	(232)	(88)
Current liabilities	**(236)**	**(93)**
Total liabilities	**(1,772)**	**(651)**
Net assets	**111**	**97**
% Holding	50 %	50 %
Group's share in equity	**55**	**49**
Other adjustments	49	49
Carrying amount in the Telefónica Group	**104**	**97**

Commitments

The breakdown of purchase and other contractual commitments of the UGG Group at December 31, 2024 is as follows:

Millions of euros	12/31/2024
Less than 1 year	431
1 to 3 years	305
3 to 5 years	275
More than five years	414
Total commitments UGG group (100%)	**1,425**

Opal Jvco Limited (nexfibre)

Opal Jvco Limited (nexfibre), the joint venture in which Liberty Global and Telefónica have a joint 50% stake and Infravía has the remaining 50%, aims to deploy fiber-to-the-home (FTTH) in the UK. During 2024, nexfibre has continued its fiber deployment.

The summary of the magnitudes of Opal Jvco Limited and the reconciliation with its carrying amount in the Telefónica Group at December 31, 2024 and 2023 are shown below:

Millions of euros	12/31/2024	12/31/2023
Fixed assets	1,833	840
Other non-current assets	185	98
Non-current assets	**2,018**	**938**
Cash and equivalents	37	23
Other current assets	62	54
Current assets	**99**	**77**
Total assets	**2,117**	**1,015**
Non-current financial liabilities	(1,453)	(593)
Other non-current liabilities	(3)	—
Non-current liabilities	**(1,456)**	**(593)**
Current financial liabilities	(100)	(61)
Other current liabilities	(199)	(157)
Current liabilities	**(299)**	**(218)**
Total liabilities	**(1,755)**	**(811)**
Net assets	**362**	**204**
% Holding	25 %	25 %
Group's share in equity	**90**	**51**
Other adjustments	4	4
Carrying amount in the Telefónica Group	**94**	**55**

Commitments

The breakdown of purchase and other contractual commitments of the Opal Jvco. Group at December 31 2024 is as follows:

Millions of euros	12/31/2024
Less than 1 year	678
1 to 3 years	122
3 to 5 years	67
More than five years	4
Total commitments Opal Jvco. group (100%)	**871**

Most of Opal Jvco. group's commitments are with VMO2.




HoldCo Infraco SpA. (Onnet Fibra Chile)

Holdco Infraco SpA, an associated company of the Telefónica Group through its subsidiary Telefónica Chile. S.A. (40%), provides telecommunications services to wholesalers of fiber optic access to the home (FTTH) and other services based on fiber optic infrastructure, such as network construction, installation and equipment of systems through its subsidiary Infraco SpA.

The summary of the magnitudes of Holdco Infraco Group and the reconciliation with its carrying amount in the Telefónica Group at December 31, 2024 and 2023 are shown below:

Millions of euros	12/31/2024	12/31/2023
Non-current assets	**1,343**	**857**
Cash and equivalents	11	27
Other current assets	84	182
Current assets	**95**	**209**
Total assets	**1,438**	**1,066**
Non-current financial liabilities	(892)	(521)
Other non-current liabilities	(304)	(293)
Non-current liabilities	**(1,196)**	**(814)**
Current financial liabilities	(34)	(3)
Other current liabilities	(102)	(78)
Current liabilities	**(136)**	**(81)**
Total liabilities	**(1,332)**	**(895)**
Net assets	**106**	**171**
Purchase price allocation		
Assets	159	178
Liabilities	(43)	(48)
Net assets	**116**	**130**
% Holding	40%	40%
Group's share in equity	**89**	**120**
Other adjustments	30	30
Carrying amount in the Telefónica Group	**119**	**150**




Breakdown of balances and transactions with associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

	12/31/2024			12/31/2023		
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Credits and other financial assets	244	2	246	263	2	265
Receivables and other assets (Note 14)	87	112	199	91	93	184
Financial liabilities	—	10	10	—	—	—
Non-current lease liabilities	60	9	69	37	—	37
Non-current payables and other liabilities (Note 21)	433	1	434	236	4	240
Long-term contractual liabilities	31	52	83	44	54	98
Current lease liabilities	55	4	59	42	—	42
Current payables and other liabilities (Note 22)	377	50	427	183	44	227
Short-term contractual liabilities	14	6	20	15	6	21

	2024			2023			2022		
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations	520	251	771	473	223	696	209	251	460
Expenses from operations	677	136	813	634	136	770	199	116	315
Financial revenues	26	2	28	29	1	30	27	1	28
Financial expenses	45	1	46	9	7	16	1	9	10

"Credits and other financial assets" at December 31, 2024 includes loans granted and long-term trade receivables amounting to 112 million euros and 14 million euros, respectively by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. and it subsidiary Onnet Fibra Colombia S.A.S., (112 million euros and 29 million euros as of December 31, 2023, respectively). Additionally, this line includes at December 31, 2024 long-term loans from Telefónica Chile to the associate company HoldCo Infraco, SpA amounting to 118 million euros (121 million euros as of December 31, 2023) of which 75 million euros corresponds to the subordinated debt generated by the sale of 40% of the fiber optic business (75 million euros as of December 31, 2023) and 43 million euros corresponding to the indefinite-term loan for the acquisition of the fiber optic assets owned by Entel (46 million euros as of December 31, 2023, see Note 12).

"Non-current payables and other liabilities" and "Current payable and other liabilities" at December 31, 2024 includes 433 million euros and 217 million euros, respectively, of Telefónica España with the associate company Telefónica Renting, S.A. (235 million euros

and 85 million euros, respectively, at December 31, 2023). Telefónica Renting is a company of the CaixaBank group (see Note 11). "Revenue from operations" and "Expenses from operation" in 2024 includes 373 million euros and 455 million euros, respectively, of Telefónica España with this company (243 million euros and 392 million euros for the year 2023).

Additionally "Revenues from operations" includes 28 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (63 million euros and 88 million euros in 2023 and 2022, respectively) and 98 million euros with the associate company Onnet Fibra Colombia, S.A.S. (140 million euros in 2023).

"Expenses from operations" in 2024 includes 103 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (144 million euros and 121 million euros in 2023 and 2022, respectively) and 81 million euros with the associate company Onnet Fibra Colombia, S.A.S. (60 million euros in 2023).




Note 11. Related parties

Transactions with related parties, as established in current legislation and in Telefónica's internal policies, have been conducted in the ordinary course of the Group's business and under market conditions.

Shareholders with representation on the Board of Directors of Telefónica, S.A.

In 2024, the Company's shareholders represented on the Board of Directors of Telefónica, S.A. were Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. (ceased to be represented on the Board on April 12, 2024), Criteria Caixa, S.A.U. (obtained representation on the Board on April 12, 2024), and Sociedad Estatal de Participaciones Industriales (with representation on the Board since May 8, 2024).

According to information provided by BBVA for the 2024 Annual Corporate Governance Report of Telefónica S.A., corresponding to the fiscal year 2024, as of December 31, 2024, the BBVA's participation in the share capital of Telefónica, S.A. was 4.93%. Likewise, and in accordance with the aforementioned information provided by BBVA, the percentage of economic rights attributed to the shares of Telefónica, S.A. that were owned by BBVA as of December 31, 2024, would increase by 0.231% without voting rights of the Company's share capital.

According to the information provided by Sociedad Estatal de Participaciones Industriales (SEPI) for the 2024 Annual Corporate Governance Report of Telefónica, S.A., as of December 31, 2024, the participation of the SEPI in the share capital of Telefónica, S.A. was 10%.

According to information provided by Criteria Caixa, S.A.U. for the 2024 Annual Corporate Governance Report of Telefónica, S.A., as of December 31, 2024, the participation of Criteria Caixa, S.A.U. (CriteriaCaixa) in the share capital of Telefónica, S.A., was 9.99%. Likewise, and without this implying an incremental or additional participation, Fundación Bancaria Caixa d'Estalvis i Pensions de Barcelona, as the sole shareholder of Criteria Caixa, S.A.U., holds the same participation indirectly.

Below is a summary of the relevant transactions of the Telefónica Group with the companies of BBVA, CaixaBank, CriteriaCaixa and SEPI groups, other than the payment of the dividend corresponding to its participation.

Participated companies

On November 20, 2020, Telefónica Innovación Digital, S.L.U. (previously called Telefónica Digital España, S.L.U.), and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into an agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country. On January 5, 2021, this company was incorporated as a 50/50 joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S (see Note 10).

The Telefónica Group and BBVA each hold a 44.44% interest in the joint venture Adquira España, S.A. (see Note 10).

The Telefónica Group has a 50% interest in Telefónica Factoring España and its subsidiaries in Brazil, Peru, Colombia, Mexico, Chile and Ecuador, accounted for by the equity method (see Note 10), in which BBVA have minority interests.

The accounting balances as of December 31, 2024 and 2023, as well as the accounting reflection of the transactions carried out in 2024 and 2023 of Telefónica Group companies with the aforementioned associates and joint ventures in which BBVA hold interests are shown below:

Millions of euros	12/31/2024	12/31/2023
Receivables and other assets	5	9
Payables and other liabilities	80	10

Millions of euros	2024	2023	2022
Revenue from operations	13	16	12
Expenses from operations	2	—	—
Financial cost	1	1	1

Derivatives contracted with BBVA

The net fair value of the outstanding derivatives as of December 31, 2024 contracted with BBVA amount to 106 million euros (net asset position) (52 million euros, as of December 31, 2023 (net asset position)).

The nominal value of these derivatives amounted to 7,702 million euros, (9,797 million euros in 2023). As explained in the 'Derivatives policy' section of Note 19, this volume is so high because derivatives can be applied several times to the same underlying asset for an




amount equal to its face value. As of December 31, 2024, the derivatives contracted with BBVA account for approximately 9% of the total amount of outstanding derivatives contracted by the Group with external counterparties (see Note 19).

The Company maintains various derivative financial instruments settled by differences contracted with BBVA (see Note 17).

At December 31, 2024, collateral guarantees on derivatives from BBVA have been received, amount to 24 million euros (net liability position) (45 million euros (net asset position), at December 31, 2023).

Other operations with BBVA

The impact on the consolidated income statement of the Telefónica Group of the rest of the operations with BBVA in 2024 and 2023 is shown below:

BBVA

Millions of euros	2024	2023
Finance costs	33	42
Receipt of services	5	8
Purchase of goods	1	—
Other expenses	—	38
Total costs	**39**	**88**
Finance income	46	47
Dividends received [1]	30	21
Services rendered	88	48
Sale of goods	12	10
Other income	—	3
Total revenues	**176**	**129**

[1] At December 31, 2024, Telefónica held a 0.77% stake (0.76% stake at December 31, 2023) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).

The following table shows the balance sheet positions of these operations as of December 31, 2024 and 2023, as well as the current guarantees and other off-balance sheet positions.

BBVA

Millions of euros	December 31, 2024	December 31, 2023
Finance arrangements: loans, capital contributions and others (borrower)	173	191
Finance arrangements: loans and capital contributions (lender)	441	696
Guarantees	118	239

The heading "Finance arrangements: loans and capital contributions (lender)" for 2023 mainly included a

deposit set up by Telefónica, S.A. of 600 million euros maturing in January 2024.

Operations with CaixaBank

In mid-2021, a Fusion portfolio that included a rental device came into force at Telefónica España. The Group has an agreement with CaixaBank to in turn rent these devices (a model known as "rent to rent"), covered by a framework financing agreement previously formalized between Telefónica and CaixaBank.

In the months of January to March 2024, until Caixabank ceased to be a related party, the volume of these operations with CaixaBank companies (mainly Telefónica Renting and CaixaBank Equipment Finance) amounted to 139 million euros (393 million euros in the 2023 financial year) which involved 14 million euros in financial expenses (33 million euros in the 2023 financial year).

Likewise, the Group carries out other equipment rental operations with CaixaBank (equipment at customers' homes, such as routers or decoders). In the months of January to March 2024, the volume of this equipment leasing transactions was 29 million euros (117 million euros in the 2023 financial year), with financial expenses amounting to 3 million euros (6 million euros in the 2023 financial year).

Operations with CriteriaCaixa

Since the date on which it became considered a related party, the Telefónica Group has not carried out significant transactions with CriteriaCaixa or the companies controlled by CriteriaCaixa.

Operations with SEPI

Since the date on which it became considered a related party, the Telefónica Group has not carried out significant transactions with SEPI or the companies controlled by SEPI.

General State Administration

SEPI is an entity that is part of the Spanish State Institutional Public Sector. In the ordinary course of business and under market conditions, the Telefónica Group carries out transactions with entities of the Spanish State Institutional Public Sector. In accordance with the exemption provided for in IAS 24, the balances and transactions with these entities are not detailed, although the significant balances and transactions maintained with them will be disclosed, where applicable, in the notes to the financial statements.

Since the date on which SEPI became a related party, the Telefónica Group has not carried out any individually significant transaction with entities belonging to the Spanish State Institutional Public Sector.




Likewise, Appendix VI summarizes the main regulatory aspects that affect the telecommunications sector in Spain.

Other significant shareholders

During fiscal year 2024, the significant shareholders of the Company without representation on the Board of Directors of Telefónica, S.A. were BlackRock, Inc. and Public Investment Fund. These shareholders are not considered a related party as they do not have representation on the Board of Directors of Telefónica, S.A. nor exert significant influence on the company.

Based on the information notified by BlackRock, Inc. to the CNMV on November 25, 2024, BlackRock, Inc.'s participation in the share capital of Telefónica, S.A. was 4.29%.

According to the data collected in the communication sent by Public Investment Fund to the CNMV, as of February 6, 2025, Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company and this in turn controlled by Public Investment Fund) had a stake in the share capital of Telefónica, S.A. of 9.97%.

Other related parties

The most significant balances and transactions with associates and joint ventures are detailed in Note 10.

During 2024 and 2023, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group's normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.

Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2024 of 4,743,348 euros (5,565,729 euros in 2023). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.




Note 12. Financial assets and other non-current assets

The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Non-current financial assets (Note 16)	**5,339**	**5,201**
Investments	585	616
Credits and other financial assets	602	741
Deposits and guarantees	691	966
Trade receivables	945	1,049
Receivables for subleases	17	14
Impairment of trade receivables	(106)	(125)
Long-term derivative financial assets (Note 19)	2,605	1,940
Other non-current assets	**2,064**	**2,067**
Contractual assets (Note 23)	288	325
Deferred expenses (Note 23)	1,073	1,001
Long-term receivables for taxes	315	354
Prepayments	388	387
Total	**7,403**	**7,268**




Non-current financial assets

The movement in investments, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2024 and 2023, is as follows:

Millions of euros	Invest-ments	Other long-term credits	Deposits and guarantees	Trade receivables	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/2022	**497**	**981**	**1,163**	**1,019**	**19**	**(128)**
Additions	17	114	9	610	4	(38)
Disposals	(17)	(310)	(111)	(303)	(1)	16
Translation differences	(1)	(17)	30	37	—	(11)
Fair value adjustments and financial updates	115	26	35	1	—	—
Transfers and other	5	(53)	(160)	(315)	(8)	36
Balance at 12/31/2023	**616**	**741**	**966**	**1,049**	**14**	**(125)**
Additions	30	132	11	623	11	(59)
Disposals	(150)	(107)	(18)	(366)	—	34
Translation differences	(4)	(35)	(104)	(41)	(1)	18
Fair value adjustments and financial updates	94	10	23	(16)	—	—
Transfers and other	(1)	(139)	(187)	(304)	(7)	26
Balance at 12/31/2024	**585**	**602**	**691**	**945**	**17**	**(106)**

Investments

"Investments" includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).

The Telefónica Group's shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 417 million euros (363 million euros at December 31, 2023), representing 0.77% of its share capital at December 31, 2024 (0.76% at December 31, 2023).

At December 31, 2023, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 103 million euros at that date. Telefónica sold in its entire stake in China Unicom (Hong Kong) Limited during 2024, for an aggregate amount of 147 million euros (see Note 28). As a result of the transaction, 110 million euros of losses from financial assets measured at fair value through comprehensive income were reclassified under retained earnings.

On June 21, 2023 the Company sold its total remaining shares of Promotora de Informaciones, S.A. (PRISA).

Other long-term credits

This line item includes long-term financial assets of Telefónica Germany amounting to 120 million euros and

114 million euros at December 31, 2024 and 2023, respectively, most of them related to reimbursement rights to cover pension obligations of the company but do not represent "plan assets" in accordance with IAS 19 (see Note 24).

Additionally, at December 31, 2024 this line includes 112 million euros of loans granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. (112 million euros as of December 31, 2023, see Note 10).

Additions in 2023 included 44,187 million Chilean pesos (46 million euros) corresponding to the indefinite-term loan granted by Telefónica Chile, S.A. to the associate HoldCo Infraco, SpA for the acquisition of the fiber optic assets owned by Entel (43 million euros at December 31, 2024, see Note 10). Additionally, at December 31, 2024 this line includes 75 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company HoldCo Infraco, SpA. generated by the sale of 40% of the fiber optic business (75 million euros as of December 31, 2023, see Note 10).




Additionally at December 31, 2024 includes the collection right with a maturity of more than twelve months arising from Telxius with American Tower Corporation in June 2021 as a result of the sale of the telecommunications towers division in Europe (Spain and Germany) amounting to 90 million euros (269 million euros in the long term at December 31, 2023). "Short-term credits" includes the collection right with a maturity of less than twelve months (see Note 15).

Disposals for the year 2023 included the collection of financial instruments (Federal Treasury Certificates) of Pegaso PCS, S.A. de C.V. amounting to 287 million euros, acquired for the purpose of securing certain legal proceedings with the Mexican tax Administration Service. Derived from the judicial resolution that exempts Pegaso PCS, S.A. de C.V. from securing the amount in dispute, the aforementioned financial instruments were cancelled (see Note 28).

The vast majority of long-term credits, recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next twelve months.

Deposits and guarantees

Telefónica Brazil has non-current judicial deposits amounting to 443 million euros (see Note 24) at December 31, 2024 (531 million euros at December 31, 2023).

At December 31, 2024, there are deposits related to the collateral guarantees on derivatives (CSA) signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 108 million euros, of which an amount of 55 million euros corresponds to cross currency swap (273 million euros at December 31, 2023, not having cross currency swap).

In relation with collateral contracts, there is an additional guarantee of 59,808 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 58 million euros at December 31, 2024 (51,988 bonds for a nominal amount of 47 million euros at December 31, 2023).

The vast majority of deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.

Trade receivables

At December 31, 2024 this line includes trade receivables from Colombia Telecomunicaciones, S.A. ESP BIC to the associate Onnet Fibra Colombia SAS, amounting to 14 million euros and 29 million euros at December 31, 2024 and December 31, 2023, respectively (see Note 10).

At December 31, 2024 this line includes Telefónica Germany trade receivables at fair value through other comprehensive income for an amount of 200 million euros (280 million euros as of December 31, 2023, see Note 16).




Note 13. Inventories

The detail of inventories of the Telefónica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Audiovisual rights	243	242
Mobile terminals and other equipments	681	636
Other inventories	77	91
Other advance payments	—	1
Inventories impairment provision	(47)	(41)
Inventories	**954**	**929**

"Audiovisual rights" mainly includes rights to broadcast films, television series and documentaries (see Note 3.j).




Note 14. Receivables and other current assets

The detail of receivables and other current assets of the Teléfonica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Receivables (Note 16)	**7,564**	**7,430**
Trade receivables	10,074	9,938
Impairment of trade receivables	(3,048)	(2,992)
Receivables from associates and joint ventures (Note 10)	163	139
Other receivables	375	345
Other current assets	**2,881**	**2,702**
Contractual assets (Note 23)	229	202
Capitalized costs (Note 23)	1,094	998
Prepayments	1,358	1,344
Short-term insurance and reinsurance contracts assets	164	113
Short-term insurance and reinsurance contracts assets from associates and joint ventures (Note 10)	36	45
Total	**10,445**	**10,132**

Prepayments at December 31, 2024 includes 599 million euros (736 million euros at December 31, 2023) of advance payments for broadcasting rights for sporting events not yet held. Of this amount, 442 million euros (532 million euros at December 31, 2023) correspond to advance payments under executory contracts related to future sports commitments (see Note 29.c).

The movement in impairment of trade receivables in 2024 and 2023 is as follows:

	Millions of euros
Impairment provision at December 31, 2022	**2,891**
Allowances	582
Transfers	48
Amounts applied	(481)
Translation differences and other	(48)
Impairment provision at December 31, 2023	**2,992**
Allowances	613
Transfers	27
Amounts applied	(527)
Translation differences and other	(57)
Impairment provision at December 31, 2024	**3,048**

Public-sector net trade receivables at December 31, 2024 and 2023 amounted to 395 million euros and 526 million euros, respectively.

The detail of the age of the accounts receivable balances from customers and their corrections for




impairment as of December 31, 2024 and 2023 is as follows:

Millions of euros	12/31/2024	
	Trade receivables	Impairment
Unbilled receivables	2,844	(17)
Amount not overdue invoiced	2,913	(76)
Less than 90 days	855	(159)
Between 90 and 180 days	322	(133)
Between 180 and 360 days	500	(369)
More than 360 days	2,640	(2,294)
Total	**10,074**	**(3,048)**

Millions of euros	12/31/2023	
	Trade receivables	Impairment
Unbilled receivables	2,755	(28)
Amount not overdue invoiced	2,920	(116)
Less than 90 days	994	(157)
Between 90 and 180 days	324	(135)
Between 180 and 360 days	523	(393)
More than 360 days	2,422	(2,163)
Total	**9,938**	**(2,992)**




Note 15. Other current financial assets

The breakdown of other financial current assets of the Telefónica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Short-term credits	893	192
Short-term deposits and guarantees	139	209
Short-term derivative financial assets (Note 19)	461	352
Other current financial assets	307	325
Total	**1,800**	**1,078**

"Short-term credits" includes at December 31, 2024, 544 million U.S. dollars (523 million euros at the closing exchange rate) corresponding to the principal and interest of the favorable award regarding the investment dispute with the Republic of Colombia submitted to the ICSID (see notes 2 and 29.a).

The impact on the consolidated income statement for 2024 amounted to 380 million U.S. dollars (358 million euros) recorded under "Other income" (see Note 26) and 164 million U.S. dollars (154 million euros) registered in "Finance income" (see Note 19).

Additionally, "Short-term credits" includes the collection right with a maturity of less than twelve months arising from Telxius with American Tower Corporation in June 2021 as a result of the sale of the telecommunications towers division in Europe (Spain and Germany) amounting to 90 million euros. "Other long-term credits" includes the collection right with a maturity of more than twelve months (see Note 12).

At December 31, 2024 there are 39 million euros registered in deposits (50 million euros at December 31, 2023), associated with collateral guarantees of Telefónica, S.A. classified as current according to the maturity of the underlying derivative instruments which they relate to.

The vast majority of short-term credits and deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.

"Other current financial assets" includes short-term investments in financial instruments to cover commitments undertaken by the Group's insurance companies, amounted to 228 million euros at December 31, 2024 (187 million euros at December 31, 2023) and were recorded at fair value.

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under "Cash and cash equivalents" on the accompanying consolidated statement of financial position.




Note 16. Breakdown of financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2024 is as follows:

December 31, 2024

Millions of euros	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy					
	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	**247**	**—**	**218**	**543**	**2,441**	**523**	**2,912**	**14**	**1,890**	**5,339**	**5,339**
Investments	42	—	—	543	—	478	107	—	—	585	585
Credits and other financial assets	41	—	18	—	—	45	—	14	543	602	602
Deposits and guarantees	—	—	—	—	—	—	—	—	691	691	691
Derivative instruments	164	—	—	—	2,441	—	2,605	—	—	2,605	2,605
Trade receivables	—	—	200	—	—	—	200	—	745	945	839
Trade receivables for subleases	—	—	—	—	—	—	—	—	17	17	17
Impairment of trade receivables	—	—	—	—	—	—	—	—	(106)	(106)	—
Current financial assets	**367**	**—**	**894**	**—**	**371**	**312**	**1,320**	**—**	**15,794**	**17,426**	**17,426**
Trade receivables (Note 14)	—	—	850	—	—	—	850	—	9,762	10,612	7,564
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(3,048)	(3,048)	—
Other current financial assets (Note 15)	367	—	44	—	371	312	470	—	1,018	1,800	1,800
Cash and cash equivalents	—	—	—	—	—	—	—	—	8,062	8,062	8,062
Total	**614**	**—**	**1,112**	**543**	**2,812**	**835**	**4,232**	**14**	**17,684**	**22,765**	**22,765**

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.




The breakdown of financial assets of the Telefónica Group at December 31, 2023 was as follows:

December 31, 2023

| Millions of euros | Fair value through profit or loss | | Fair value through other comprehensive income | | | Measurement hierarchy | | | | | |
	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	**224**	**—**	**289**	**578**	**1,785**	**537**	**2,326**	**13**	**2,325**	**5,201**	**5,201**
Investments	38	—	—	578	—	510	106	—	—	616	616
Credits and other financial assets	31	—	9	—	—	27	—	13	701	741	741
Deposits and guarantees	—	—	—	—	—	—	—	—	966	966	966
Derivative instruments	155	—	—	—	1,785	—	1,940	—	—	1,940	1,940
Trade receivables	—	—	280	—	—	—	280	—	769	1,049	924
Trade receivables for subleases	—	—	—	—	—	—	—	—	14	14	14
Impairment of trade receivables	—	—	—	—	—	—	—	—	(125)	(125)	—
Current financial assets	**291**	**—**	**945**	**—**	**271**	**293**	**1,214**	**—**	**14,152**	**15,659**	**15,659**
Trade receivables (Note 14)	—	—	854	—	—	—	854	—	9,568	10,422	7,430
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,992)	(2,992)	—
Other current financial assets (Note 15)	291	—	91	—	271	293	360	—	425	1,078	1,078
Cash and cash equivalents	—	—	—	—	—	—	—	—	7,151	7,151	7,151
Total	**515**	**—**	**1,234**	**578**	**2,056**	**830**	**3,540**	**13**	**16,477**	**20,860**	**20,860**




Note 17. Equity

a) Share capital and share premium

2024

At December 31, 2024, Telefónica, S.A.´s share capital amounted to 5,670,161,554 euros and is divided into 5,670,161,554 common shares, of a single series and with a par value of one euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

The Board of Directors of Telefónica, S.A. at its meeting held on April 12, 2024, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders' Meeting held on the same day.

The share capital of Telefónica, S.A. was reduced in the amount of 80,296,591 euros, through the cancellation of 80,296,591 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,670,161,554 euros corresponding to 5,670,161,554 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced by 230 million euros.

The reduction did not entail the return of contributions to the shareholders since the Company was the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 80,296,591 euros). This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company cannot claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.

On May 13, 2024, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.

The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).




2023

At December 31, 2023, Telefónica, S.A.´s share capital amounted to 5,750,458,145 euros and was divided into 5,750,458,145 common shares, of a single series and with a par value of one euro each, fully paid in.

The Board of Directors of Telefónica, S.A. at its meeting held on March 31, 2023, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders' Meeting held on March 31, 2023.

The share capital of Telefónica, S.A. was reduced in the amount of 24,779,409 euros, through the cancellation of 24,779,409 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,750,458,145 euros corresponding to 5,750,458,145 shares with a nominal value of 1 euro each. Related to the capital reduction the share premium was reduced by 73 million euros.

The reduction of capital did not entail the return of contributions to the shareholders since the Company was the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 24,779,409 euros). This reserve for cancelled share capital could only be used if the same requirements as those applicable to the reduction of share capital were met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company could not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.

On April 17, 2023, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.

Authorizations by Shareholders' Meeting

As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders' Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders' Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also

authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2024, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.

Furthermore, the shareholders acting at the Ordinary General Shareholders' Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company's By-Laws, the power to issue securities, including preferred shares and warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.

Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.

Furthermore, on March 31, 2023, shareholders voted to authorize the acquisition by the Board of Directors of




Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders' Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.

b) Dividends

Dividends distribution in 2024

Approval was given at the General Shareholders' Meeting of April 12, 2024 to pay a dividend in cash charge to unrestricted reserves amounting to 0.30 euros per share payable in two tranches.

On June 20, 2024, 0.15 euros per share was paid, for a total amount of 846 million euros, and on December 19, 2024, a second payment of 0.15 euros amounting to 847 million euros.

Dividends distribution in 2023

Approval was given at the General Shareholders' Meeting of March 31, 2023 to pay a dividend in cash charge to unrestricted reserves, in two tranches, for an approximate amount of 0.30 euros per share.

On June 15, 2023, 0.15 euros per share was paid, for a total amount of 851 million euros, and on December 14, 2023, a second payment of 0.15 euros amounting to 847 million euros.

Dividends distribution in 2022

Approval was given at the General Shareholders' Meeting of April 8 2022 to pay a dividend in two tranches for an approximately amount of 0.30 euros per share.

On June 22, 2022, took place the payment of a scrip dividend of approximately 0.15 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, after the adoption of the corresponding corporate resolutions.

At its meeting held on May 25, 2022, the Executive Commission of Telefónica, S.A. Board of Directors

agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 25.54% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment was made on June 16, 2022. The gross impact of this dividend amounted to 213 million euros.

On the other hand, the shareholders of 74.46% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 24, 2022 in the capital increase was 135,464,591 shares with a nominal value of 1 euro each.

On December 15, 2022 took place the payment of a dividend of 0.15 euros per share amounting to 854 million euros.

Proposed distribution of results of the parent company

Telefónica, S.A. generated 563 million euros of profits in 2024.

The Company's Board of Directors will submit the following proposed distribution of 2024 results for approval at the Shareholders' Meeting:

	Millions of euros
Legal reserve	—
Unrestricted reserves	563
Total	**563**

c) Other equity instruments

Undated deeply subordinated securities

Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.

The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized in advance, are the following (million euros):




Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2023	Tender Offer	Amount repurchased	Redemption	12/31/2024
09/18/2024 [1]	6.750 %	from 09/07/31 rate SWAP + spread incremental	2031					200
03/15/2024 [1]	5.752 %	from 04/15/32 rate SWAP + spread incremental	2032					1,100
9/7/2023 [1]	6.750 %	from 09/07/31 rate SWAP + spread incremental	2031	750				750
2/2/2023 [1]	6.135 %	from 05/03/30 rate SWAP + spread incremental	2030	1,000				1,000
11/23/2022 [1]	7.125 %	from 11/23/28 rate SWAP + spread incremental	2028	750				750
11/24/2021 [2]	2.880 %	from 05/24/28 rate SWAP + spread incremental	2028	750				750
2/12/2021 [2]	2.376 %	from 05/12/29 rate SWAP + spread incremental	2029	1,000				1,000
2/5/2020 [1]	2.502 %	from 05/05/27 rate SWAP + spread incremental	2027	500				500
09/24/2019	2.875 %	from 09/24/27 rate SWAP + spread incremental	2027	500				500
03/14/2019	4.375 %	from 03/14/25 rate SWAP + spread incremental	2025	1,300	1,300	(1,097)	(203)	—
03/22/2018	3.875 %	from 09/22/26 rate SWAP + spread incremental	2026	1,000				1,000
				7,550				7,550

[1] Green undated deeply subordinated securities (see Note 29.d)
[2] Sustainable undated deeply subordinated securities (see Note 29.d)

In all issuances of undated deeply subordinated securities (hybrid instruments), the issuer has an option to defer the payment of coupons and holders of such securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica's decision, these undated deeply subordinated securities are equity instruments and are presented under "Other equity instruments" in the accompanying consolidated statement of changes in equity.

In March 2024 Telefónica Europe, B.V. carried out two transactions on its hybrid capital: (a) a new issue amounting to 1,100 million euros, guaranteed by Telefónica, S.A. (see Note 29.d) and (b) a tender offer on a hybrid instruments, denominated in euros, with a first call date in March 2025. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 1,097 million euros.

In September 2024, Telefónica Europe, B.V. carried out a reopening of 750 million euros hybrid instruments issued in September 2023 for an amount of 200 million euros, guaranteed by Telefónica, S.A. (see Note 29.d).

In October 2024, Telefónica Europe, B.V. exercised the clean-up call option for the remaining hybrid instruments with first non-call date March 2025, with an aggregate principal amount of 203 million euros.

In 2024, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 249 million euros (239 million and 201 million euros in 2023 and 2022, respectively), was recorded as "Retained earnings" in the consolidated statements of changes in equity.

d) Legal reserve

According to the article 274 of the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The




legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available.The General Shareholders' Meeting held on April 12, 2024, approved the allocation of 91 million euros to legal reserves against the results of the 2023 year. At of December 31, 2024 the legal reserve amounts to 1,150 million euros representing 20.28% of the share capital at the date.

e) Retained earnings

These reserves include undistributed profits of companies constituting the consolidated Group minus interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined benefit plans and the payment of coupons related to subordinated securities, if applicable.

These reserves also include revaluation reserves and the reserve for canceled share capital. These reserves are regulated by some restrictions for their distribution.

Revaluation reserves

The balance of Revaluation reserves arose as a result of the revaluation made pursuant to Spanish Royal Decree-Law 7/1996 of June 7, and may be used, free of tax, to offset any losses incurred in the future and to increase capital. It may also be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 2 million euros were reclassified to "Retained earnings" in 2024 (3 million euros in 2023) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2024, this reserve amounted to 49 million euros (51 million euros at December 31, 2023).

Reserve for canceled share capital

In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2024 was recorded in this account 80 million euros (25 million euros in 2023). The cumulative amount as of December 31, 2024 is 1,059 million euros.

f) Translation differences

The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2024	2023	2022
Brazilian real	(15,786)	(13,612)	(14,031)
Pound sterling	309	(97)	(322)
Venezuelan bolivar	(3,253)	(3,686)	(3,734)
Argentine peso	(1,112)	(2,011)	(1,364)
Other currencies	(1,437)	(1,280)	(1,272)
Total Group	**(21,279)**	**(20,686)**	**(20,723)**

The accumulated negative translation differences corresponding to Telefónica Móviles Argentina, S.A. (see Note 31) amounted to 1,107 million euros as of December 31, 2024 (2,006 million euros as of December 31, 2023).

g) Adjustment on initial application of IAS 21

The early adoption of the amendments to IAS 21 following its approval by the European Union in November 2024 (see Note 3) has had a negative impact on retained earnings amounting to 224 million euros and a positive impact on translation differences amounting to 366 million. The impact on the Group's Equity amounted to 142 million euros.




h) Treasury share instruments

Telefónica, S.A. held the following treasury shares at December 31, 2024, 2023 and 2022:

	Number of shares	Euros per share		Market value[(*)]	%
		Acquisition price	Trading price		
Treasury shares at 12/31/2024	26,874,751	3.97	3.94	106	0.474%
Treasury shares at 12/31/2023	111,099,480	3.87	3.53	393	1.932%
Treasury shares at 12/31/2022	85,217,621	4.00	3.39	288	1.476%

(*) Millions of euros.

The following transactions involving treasury shares were carried out in 2024, 2023 and 2022:

	Number of shares
Treasury shares at 12/31/2021	**139,329,370**
Acquisitions	90,403,530
Scrip dividend	563,415
Employee share option plan	(5,391,956)
Capital reduction	(139,275,057)
Sales	(411,681)
Treasury shares at 12/31/2022	**85,217,621**
Acquisitions	60,070,274
Employee share option plan	(8,845,558)
Capital reduction	(24,779,409)
Sales	(563,448)
Treasury shares at 12/31/2023	**111,099,480**
Acquisitions	36,525,204
Employee share option plan	(19,909,898)
Capital reduction	(80,296,591)
Sales	(20,543,444)
Treasury shares at 12/31/2024	**26,874,751**

There were treasury shares purchases in 2024 amounting to 145 million euros (223 and 365 million euros in 2023 and 2022, respectively)

The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 173 million of Telefónica shares, mainly contracted through Banco Bilbao Vizcaya, recorded in the statement of financial position at December 31, 2024 in accordance with their maturity date and fair value (193 million euros at December 31, 2023).




i) Equity attributable to non-controlling interests

"Equity attributable to non-controlling interests" represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this balance for the 2024, 2023 and 2022 consolidated statements of financial position are as follows:

Millions of euros	Balance at 12/31/23	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 12/31/24
Telefônica Brasil, S.A.	3,546	—	(346)	(125)	226	(481)	14	2,834
Telefónica Deutschland Holding, A.G.	1,286	—	(1,057)	(17)	10	—	2	224
Colombia Telecomunicaciones, S.A., ESP BIC	362	—	—	—	(25)	(32)	(8)	297
Other	50	—	(47)	(3)	47	7	(7)	47
Total	**5,244**	**—**	**(1,450)**	**(145)**	**258**	**(506)**	**1**	**3,402**

Millions of euros	Balance at 12/31/22	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 12/31/23
Telefônica Brasil, S.A.	3,399	—	(111)	(158)	238	182	(4)	3,546
Telefónica Deutschland Holding, A.G.	2,237	—	(866)	(157)	71	—	1	1,286
Colombia Telecomunicaciones, S.A., ESP BIC	344	—	—	—	(44)	70	(8)	362
Telxius Telecom, S.A.	599	—	(585)	(28)	22	(19)	11	—
Other	41	—	(17)	(2)	31	—	(3)	50
Total	**6,620**	**—**	**(1,579)**	**(345)**	**318**	**233**	**(3)**	**5,244**

Millions of euros	Balance at 12/31/21	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 12/31/22
Telefônica Brasil, S.A.	3,106	—	(86)	(241)	198	425	(3)	3,399
Telefónica Deutschland Holding, A.G.	2,353	—	(48)	(161)	68	—	25	2,237
Colombia Telecomunicaciones, S.A., ESP BIC	409	—	—	(7)	(4)	(47)	(7)	344
Telxius Telecom, S.A.	546	—	—	—	50	13	(10)	599
Other	63	23	(44)	(2)	(4)	2	3	41
Total	**6,477**	**23**	**(178)**	**(411)**	**308**	**393**	**8**	**6,620**

2024

The 2024 movement mainly includes the impact of the closing of the acquisition of Telefónica Deutschland





shares associated with the Public Offering, as well as the purchase of its own shares by Telefônica Brasil.

Public Offers for the Acquisition of Shares of Telefónica Deutschland

On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public offer for the acquisition of shares of Telefónica Deutschland Holding AG. The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024.

On March 20, 2024 a public exclusion offer was launched with the objective of acquiring the shares of Telefónica Deutschland that at that time were not directly or indirectly owned by Telefónica.

The cash outflow in 2024 of the purchases made has amounted to 1,019 million euros (see Note 28).

In 2024 these operations produced an increase of 28 million euros in the equity attributed to the parent company and a decrease of 1,057 million euros in the equity attributed to minority interests (see Note 2).

2023

The 2023 movement mainly includes the impact of the acquisition of KKR's stake in Telxius and the acquisition by Telefónica of shares of Telefónica Deutschland through a public tender Offer.

Acquisition of KKR's percentage stake in Telxius

In January 2023, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L. ("Pontel"), Telefónica's subsidiary held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L., ("Pontegadea") acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR). As a result of the transaction, Pontel, which held the remaining 60% of Telxius Telecom, S.A.'s share capital, became the sole shareholder of Telxius Telecom, S.A. Likewise, Pontegadea increased its holding in Pontel to 30% and Telefónica kept a 70% stake.

Within the framework of this transaction and on the same date, Pontel carried out a capital increase fully subscribed and paid up by its shareholders in the proportion agreed between them, in such a way that both Telefónica and Pontegadea paid out 111 million euros.

Additionally, in January 2023 Telxius recovered the credit amounting 876 million euros corresponding to the income tax for the 2021 fiscal year. The amount was distributed to its shareholders, with KKR receiving 351 million euros for 40% and Pontegadea receiving 88 million euros for 9.99%.

Subsequently, with effect from March 24, 2023, Telxius Telecom, S.A. absorbed Pontel Participaciones, S.L.

The impact of these transactions on the consolidated statement of changes in equity in 2023 was a reduction in equity attributable to the parent company for an amount of 46 million euros and a reduction in equity attributable to minority interests for an amount of 585 million euros.

Public Offer for the Acquisition of Shares of Telefónica Deutschland

The cash outflow in 2023 of the direct purchases made in the fiscal year amounted to 816 million euros (see Notes 2 and 28).

2022

In 2022, "sales of non-controlling interest and inclusion of companies" reflected the impact of the acquisition by the consortion formed by CAA and Vauban of 45% of the company Bluevia for 23 million euros (see Note 2).

Note 4 contains the revenues, EBITDA, Operating income, capital expenditure and the main items of the statement of financial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil and Telefónica Germany. The detail of these figures for Colombia Telecomunicaciones is as follows:




Millions of euros

Colombia Telecomunicaciones	2024	2023	2022
Revenues	1,449	1,497	1,517
EBITDA	391	359	569
Depreciation and amortization	(236)	(295)	(308)
Operating income	155	64	261
Capital Expenditure	201	125	261
Fixed Assets	1,215	1,234	1,116
Total allocated assets	2,921	2,936	2,696
Total allocated liabilities	2,395	2,258	2,001

The statements of cash flows of these companies are as follows:

Millions of euros

Telefónica Brazil	2024	2023	2022
Net cash flow provided by operating activities	3,644	3,710	3,678
Net cash flow used in investing activities	(1,529)	(1,477)	(2,741)
Net cash flow used in financing activities	(1,557)	(1,709)	(1,674)

Millions of euros

Telefónica Germany	2024	2023	2022
Net cash flow provided by operating activities	2,774	2,684	2,732
Net cash flow used in investing activities	(1,334)	(1,337)	(1,608)
Net cash flow used in financing activities	(1,586)	(1,498)	(1,339)

Millions of euros

Colombia Telecomunicaciones	2024	2023	2022
Net cash flow provided by operating activities	219	206	180
Net cash flow provided by (used in) investing activities	(101)	(144)	30
Net cash flow used in financing activities	(58)	(80)	(225)




Note 18. Financial liabilities

The breakdown of financial liabilities at December 31, 2024 and the corresponding maturities schedule is as follows:

Millions of euros	Current	Non-current						
Maturity	2025	2026	2027	2028	2029	Subse-quent years	Non-current total	Total
Debentures and bonds	3,559	2,046	4,019	2,006	2,422	17,203	27,696	31,255
Promissory notes & commercial paper	1,276	12	3	19	10	129	173	1,449
Total Issues	**4,835**	**2,058**	**4,022**	**2,025**	**2,432**	**17,332**	**27,869**	**32,704**
Loans and other payables	556	389	643	277	565	1,584	3,458	4,014
Derivative instruments (Note 19)	199	160	562	376	283	484	1,865	2,064
Total	**5,590**	**2,607**	**5,227**	**2,678**	**3,280**	**19,400**	**33,192**	**38,782**

The estimate of future payments for interest on these financial liabilities at December 31, 2024 is as follows: 1,308 million euros in 2025, 1,187 million euros in 2026, 1,045 million euros in 2027, 979 million euros in 2028, 888 million euros in 2029 and 6,932 million euros after 2029. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies as of December 31, 2024.

Derivative instruments in the table above include the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (461 million euros, see Note 15)

and non-current financial assets (2,605 million euros, see Note 12).

The heading "Financed operating payments and investments in property, plant and equipment and intangible assets payments", in the "Net cash used in financing activities" flow of the consolidated statement of cash flows (see Note 28) amounted to 222 million euros corresponding mainly to financed spectrum licenses (245 million euros in 2023 corresponding in its totality to financed spectrum licenses).

The composition of the financial liabilities by category at December 31, 2024 and 2023 is as follows:

December 31, 2024

Millions of euros	Fair value through profit or loss		Measurement hierarchy					
	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	32,704	32,704	31,638
Loans and other payables	—	—	—	—	—	—	4,014	4,014	4,016
Derivative instruments	471	—	1,593	—	2,064	—	—	2,064	2,064
Total financial liabilities	**471**	**—**	**1,593**	**—**	**2,064**	**—**	**36,718**	**38,782**	**37,718**




December 31, 2023

Millions of euros	Fair value through profit or loss			Measurement hierarchy					
	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	31,567	31,567	30,498
Loans and other payables	—	—	—	—	—	—	3,601	3,601	3,602
Derivative instruments	582	—	1,311	—	1,893	—	—	1,893	1,893
Total financial liabilities	**582**	**—**	**1,311**	**—**	**1,893**	**—**	**35,168**	**37,061**	**35,993**

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group's bonds and credit derivatives.

At December 31, 2024, some of the financing arranged by Telefónica Group companies in Latin America (435 million euros in Peru), which amounted to approximately 1% of the Telefónica Group's gross debt, was subject to

compliance with certain financial covenants. To date, these covenants are being met and have no impact on the debt of the Telefónica Group companies. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.

Some of the financial liabilities of Telefónica Group includes adjustments in the amortized cost at December 31, 2024 and 2023 as a result of fair value interest rate and exchange rate hedges.

Issues, promissory notes, commercial paper, loans and other payables

The movement in issues, promissory notes, commercial paper, loans and other payables in 2024 and 2023 arising from financial activities is as follows:

Millions of euros	Balance at 12/31/2023	Cash used in financing activities		Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2024
		Cash received	Cash paid				
Issues	30,198	1,787	(1,140)	589	(109)	(70)	31,255
Promissory notes and commercial paper	1,369	478	(409)	1	—	10	1,449
Loans and other payables	3,601	897	(694)	(54)	—	264	4,014




Millions of euros	Balance at 12/31/2022	Cash used in financing activities		Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2023
		Cash received	Cash paid				
Issues	31,268	967	(1,910)	(302)	175	—	30,198
Promissory notes and commercial paper	899	504	(43)	—	—	9	1,369
Loans and other payables	4,544	1,183	(1,456)	26	1	(697)	3,601

Debentures and bonds

Financial updates of debenture and bond issues include mainly the value adjustment of the basis adjustment bonds due to their fair value hedges, impacted by interest rate movements.

At December 31, 2024, the nominal amount of outstanding debentures and bonds issues was 30,979 million euros (29,779 million euros at December 31, 2023). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2024, and the significant issues made during the year.

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., and Telefónica Europe, B.V., both of which are wholly owned finance subsidiaries of Telefónica, S.A. No other subsidiaries of Telefónica, S.A. provide guarantees on these issues.

Promissory notes and commercial paper

The main programs for issuance of promissory notes and commercial paper are the following:

- At December 31, 2024, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2024 was 1,165 million euros, issued at an average interest rate of 3.76% for 2024 (1,000 million euros issued in 2023 at an average rate of 3.65%).

- At December 31, 2024, Telefónica, S.A. had a corporate promissory note program for 500 million euros expandable to 2,000 million euros, with 35 million euros of outstanding balance at December 31, 2024, issued at an average interest rate of 3.65% for 2024 (no outstanding balance at December 31, 2023).

Interest-bearing debt

Other movements in "Loans and other payables" at December 31, 2024 include collections and payments related to collateral liabilities deposit associated with Telefónica, S.A. debt for a net amount of payments amounting to 123 million euros (589 million euros for a net amount of proceeds at December 31, 2023).




The average interest rate on outstanding loans and other payables at December 31, 2024 was 4.71% (4.47% in 2023). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under "Interest-bearing debt" line outstanding at December 31, 2024 and 2023 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2024 mainly includes the following:

Description	Limit 12/31/2024 (*) (million euros)	Currency	Outstanding balance 12/31/2024 (million euros)	Arrangement date	Maturity date	Drawndown 2024 (million euros)	Repayment 2024 (million euros)
Telefónica, S.A.							
Sustainability syndicated (1)	5,500	EUR	—	03/15/2018	01/13/2029	—	—
Bilateral loan	—	EUR	150	03/27/2024	07/31/2034	150	—
Bilateral loan	—	EUR	140	10/09/2024	10/31/2031	140	—
Bilateral loan	—	EUR	100	11/21/2024	12/16/2031	100	—
Bluevia Fibra S.L.U.							
Syndicated (2)	360	EUR	325	11/16/2022	12/20/2029	75	—
Telxius Telecom, S.A.							
Syndicated (3)	145	EUR	100	12/01/2023	12/04/2029	—	—

(1) The second one-year extension option for the Telefónica, S.A. sustainability-linked syndicated credit facility for up to 5,500 million euros, was executed on January 13, 2024, extending the maturity date to January 13, 2029.

(2) The second one-year extension option of the Bluevía Fibra S.L.U syndicated facility, for 360 million euros, was executed on December 20, 2024, with a maturity extending the maturity date to December 20, 2029.

(3) On December 4, 2024, the first one-year extension option of the Telxius Telecom, S.A, syndicated facility, for 145 million euros, was executed extending the maturity date to December 4, 2029. The facility has two annual extension options at Telxius Telecom, S.A. request with a maturity maximum up to 2030.

(*) Undrawn limit.

At December 31, 2024, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 11,017 million euros (11,315 million euros at December 31, 2023), of which 10,634 million euros will mature in more than twelve months.

Within these availabilities of financing, 10,593 million euros are included, whose interests are linked to the fulfillment of sustainability objectives. Of these, 4,343 million euros correspond to committed lines and bilateral financing, 750 million euros correspond to the sustainable syndicated loan of Telefónica Germany GmbH & Co. OHG (see Annex V) and 5,500 million euros correspond to the sustainable syndicated loan of Telefónica, S.A. (see Note 29.d).




Loans by currency

The breakdown of "Loans and other payables" line by currency at December 31, 2024 and 2023, and the equivalent value of foreign-currency loans in euros, is as follows:

| | Outstanding balance (in millions) | | | |
| | **Local Currency** | | **Euros** | |
Currency	**12/31/2024**	12/31/2023	**12/31/2024**	12/31/2023
Euro	2,685	2,266	2,685	2,266
U.S. dollar	393	389	378	352
Brazilian real	306	119	48	22
Colombian peso	1,794,020	1,402,872	391	332
Mexican peso	776	2,716	36	145
Uruguayan peso	2,905	5,455	63	126
Chilean Peso	310,338	247,252	300	255
Other currencies			113	103
Total Group			**4,014**	**3,601**




Note 19. Derivative financial instruments and risk management policies

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting the Group companies are as follows:

- **Exchange rate risk**: arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt , and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.

- **Interest rate risk**: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed), (ii) the value of long-term liabilities at fixed interest rates and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.

- **Share price risk**: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from changes in the value of equity derivatives.

- **Liquidity risk**: arises due to a mismatch between financing needs (including operating and financial expenses, investment, debt redemptions and dividend commitments) and sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

- **Country risk**: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

- **Credit risk**: appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Risk management

The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, credit, share prices and commodities) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group's solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt (including leases under IFRS 16) plus commitments as calculated by the Group. The Telefónica Group believes that these parameters are more appropriate to understand its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group's cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).

For a more detailed description on reconciliation of net financial debt and net financial debt plus commitments to gross financial debt, see Note 2.




Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the EBITDA generated by the businesses in such currencies (caused by depreciation in exchange rates of a foreign currency relative to the euro) are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to EBITDA ratio, in order to protect the Group's solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimated prices of the transactions or on estimated cash flows and EBITDA.

At December 31, 2024, the net financial debt in Latin American currencies was equivalent to approximately 5,436 million euros (6,535 million euros in 2023). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the EBITDA generated in each currency. The future effectiveness of the strategy described above as an economic hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2024, the Telefónica Group's net financial debt denominated in dollars to hedge that component was equivalent to 1166 million euros of asset position (657 million euros of asset position in 2023).

At December 31, 2024, net financial debt in pounds sterling was equivalent to 46 million euros of asset position (82 million euros at December 31, 2023). As a consequence of setting up in June 2021 of the joint venture VMO2, the previous objective of maintaining debt in pounds sterling in the consolidated balance sheet of the Group of twice EBITDA has been modified, as a result of changing the consolidation method of UK assets (VMO2 is accounted for under the equity method) and incorporating VMO2 to leverage higher

than the ratio of twice Debt EBITDA. The synthetic debt target denominated in pounds will be directly related to the flows that are expected to be repatriated from VMO2.

The Telefónica Group also manages exchange rate risk by seeking to reduce the negative impact of any exchange rate exposure on the income statement, as a result of transactions recognized on the statement of financial position sheet and highly probable transactions, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the functional currency of the Group company, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments and collections in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.

In 2024, net foreign exchange results were obtained from the management of the exchange rate (excluding monetary correction) for a total positive net result of 113 million euros (positive net result of 124 million euros in 2023).

The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2024 was considered constant during 2025; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2025 and identical to that existing at the end of 2024. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.




Millions of euros

Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	**10 %**	**(42)**	**(298)**
USD vs EUR	10 %	(4)	(42)
Other currencies vs EUR	10 %	1	—
Latin American currencies vs USD	10 %	(39)	(256)
All currencies vs EUR	**(10%)**	**42**	**298**
USD vs EUR	(10%)	4	42
Other currencies vs EUR	(10%)	(1)	—
Latin American currencies vs USD	(10%)	39	256

The Group's monetary position in Venezuela at December 31, 2024 is a net asset position of 10,207 million Venezuelan digital bolivars equivalent to 120 million euros (19,900 million Venezuelan digital bolivars equivalent to 113 million euros at December 31, 2023). The net monetary position exposure in 2024 has been an asset position, which led to a higher financial expense of 67 million euros due to the effect of the monetary correction for inflation during the year (161 million euros of expense in 2023).

The impact of hyperinflation on the net monetary position of the Group's subsidiaries in Argentina represents a financial income amounting to 183 million euros in 2024 (48 million euros in 2023 and 39 million euros in 2022 of net result for both periods) and is recorded under Exchange differences in the consolidated income statement.

Interest rate risk

The main objective of the interest rate risk management policy is to bring the Company's financing costs in line with the budget for financial expenses for the current year, as well as the current strategic plan. In accordance with this objective, Telefónica decided to actively adjust the exposure of its debt to interest rates, i.e., the amount of debt that would accrue interest at fixed rates and variable rates.

In order to meet this target, Telefónica mainly carried out the following:

a) The interest rate of borrowings tied to a variable interest rate was set.

b) Interest rate fluctuations of debt tied to a variable interest rate were reduced.

c) Fixed rate debt instruments were converted into variable market rate debt instruments.

These transactions may be carried out against an existing underlying asset or those that are highly likely to take place in the future (for example, a highly probable future issue of debt).

The Telefónica Group's financial expenses are exposed to changes in interest rates. In 2024 the Euro, Brazilian Real, British Pound, American Dollar, Chilean peso and Colombian peso were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2024, 82.5% of Telefónica's net financial debt was pegged to fixed interest rates for a period greater than one year, compared to 88.6% in 2023. Of the remaining 17.5% (net debt at floating rates or at fixed rates maturing within one year), no debt had interest rates bounded in a period over one year, the same as on December 31, 2023.

In addition, early retirement and Individual Suspension Plan liabilities (see Note 24) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The variation of interest rates during the year has led to a change in the market value of these liabilities. However, this change was nearly completely offset by a variation in the opposite direction of the market value of the hedges on these positions.

Net financial expenses amounted to 1,789 million euros in 2024, decreasing 115 million euros compared to 2023. The lower amount in 2024 is mainly due to the positive impact of 154 million euros in interest associated with the favorable award relating to the ICSID arbitration procedure initiated by Telefónica, S.A. in 2018 against the Republic of Colombia.

To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2024, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.

To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in




interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2024, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros

Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(41)	533
-100bp	41	(533)

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.

According to the share-based payments plans (see Note 27), the shares to be delivered to employees under such plan may be either Telefónica, S.A. treasury shares, acquired by itself or any of its Group companies, or newly issued shares. The possibility of delivering shares to beneficiaries of the plans in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.

In 2021, the General Shareholder's Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2021, 2022 and 2023. The first (2021) of the three cycles matured on December 31, 2023 and the second cycle (2022) matured on December 31, 2024 (see Note 27). The 2022 Shareholder's Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which delivered shares to its participants in 2024

(see Note 27).
Finally in 2024, the General Shareholder's Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into 3 mutually exclusive cycles of three years each. The first cycle is deemed to have started on January 1, 2024 (with delivery of the corresponding shares in 2027).

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2024 to cover shares deliverable under the outstanding Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.'s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1. The Telefónica Group's average maturity of net financial debt is intended to stay above six years or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt, a portion of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2. The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2024, the average maturity of net financial debt (27,161 million euros) was 11.34 years (including undrawn committed credit facilities).

At December 31, 2024, financial liabilities (Note 18) and lease liabilities (Note 20) scheduled to mature in 2024 amounted to 5,590 and 2,226 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2025, and c) undrawn credit




facilities arranged with banks whose original maturity is over one year (an aggregate of 10,634 million euros at December 31, 2024), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group's liquidity and capital resources in 2024, see Note 18 and Appendix V.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1. Partly matching assets to liabilities (those not guaranteed by the Parent company) in the Telefónica Group's Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and

2. Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2024, the Telefónica Group's Latin American companies had net financial debt not guaranteed by the Parent company of 1,768 million euros, which represents 6.5% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).

Regarding the net repatriation of funds to Spain, 364 million euros from Latin America companies have been received in 2024. This amount includes aggregate dividend collections of 377 million euros and fees for 266 million euros, partially offset by loans and capital contributions made to subsidiaries in an aggregate amount of 279 million euros.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose "senior debt" ratings are of at least "A-" or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group's derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

Net CVA (CVA+DVA) or Credit Valuation Adjustment is the method used to measure credit risk for both

counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default (LGD). In order to calculate these variables standard market practices are used.

At the same time, and in order to address the credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSA's under certain conditions.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below "A", trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating) and the instruments in which the surpluses may be invested (money-market instruments). Additionally, for Treasury surpluses managed at Telefónica S.A, a criteria based on CDS is also considered, similar to that used for the selection of counterparties to operate with derivatives, for the selection of counterparties for the placement of those surpluses.

The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.

Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques, adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.




This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.

The Telefónica Group's maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2024, these guarantees amounted to approximately 7,526 million euros (7,316 million euros at December 31, 2023).

Capital management

Telefónica's corporate finance department takes into consideration several factors for the evaluation of the Telefónica's capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. In addition, Telefónica also uses as reference net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flows generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.

Interest rate benchmark reform and associated risks

In 2022, the transition was made to the new reference indices affected as of December 31, 2022 (GBP Libor and CHF Libor) and in June 2023 the one related to USD Libor. Due to the need to incorporate substitute indices (known as fallbacks) of the reference rates used in the contracts, in 2021 Telefónica, S.A. decided not to adhere to the ISDA Protocol and has since negotiated bilateral

contracts with each affected counterparty. Thanks to the decisions agreed in 2021 to manage the changes in Libor, there have been no impacts from these changes, no contractual modifications of derivative instruments or impact on hedging relationships directly affected by the reform. Thus, as of June 2023, all Libor indices have been replaced by Libor Fallbacks for the entire portfolio outstanding on that date.

Derivatives policy

At December 31, 2024, the nominal value of outstanding derivatives with external counterparties amounted to 84,933 million euros equivalent, a 4.7% increase from December 31, 2023 (81,097 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (Forward Rate Agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

The main principles in the management of derivatives are detailed below:

1) Derivatives based on a clearly identified hedged items.

Telefónica's derivatives policy emphasizes the following points:

- Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company's functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

- Economic hedges are hedges that have a designated underlying asset and that, under certain circumstances, may offset the changes in the value of the underlying asset. These economic hedges may not always meet the requirements to be treated as hedges




for accounting purposes. The decision to arrange these hedges if they do not meet certain requirements will depend on the marginal impact on the income statement and, therefore, on how far this may compromise the goal of having a stable income statement. In any case, the changes are recognized in the income statement.

2) Matching of the hedged item to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3) Matching the company contracting the derivative and the company that owns the hedged item.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were the chance of differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4) Ability to measure the derivative's fair value using the valuation systems available to the Telefónica Group.

Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. Among these tools are the Calypso system, extensively used in various financial institutions, and the specialized libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods, and information from money market curves is used on a daily basis as

market inputs (swaps, depos, FRA, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and exchange rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.

5) Sale of options only when there is an underlying exposure.

Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option. This exposure does not have to be treated as a purchased option, but rather it can be another type of hedged item (in these cases, hedge accounting does not apply since this hedging instrument does not meet the criteria required by accounting standards to treat the sale of options as hedging instruments), or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6) Hedge accounting.

The main risks that may qualify for hedge accounting are as follows:

- Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

- Variations in exchange rates that change the value of the underlying asset in the company's functional currency and affect the measurement of the cash flow in the functional currency.

- Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of "Equity instruments".

- Variations in the price of commodities related to contracts that the Group has with third parties.

Regarding the underlying:




- Hedges can cover all or part of the value of the underlying.

- The risk to be hedged can be for the whole period of the transaction or for only part of the period.

- The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

The main coverage instruments used are:

- Forwards / NDF: they are used mainly for exchange rate hedges related to commercial positions in foreign currency. They can also be used to hedge financing in foreign currency and net investment hedge in foreign currency.

- Exchange Rate Options: in some cases, this type of instruments can be used linked to future CapEx and OpEx operations and investments and divestments in foreign currency.

- Spots: for purchases and sales of currencies that are made same day value or two days' value. Generally used for operational needs or for divestments of operations in foreign currency.

- Currency swaps: this type of transaction is generally executed to hedge bonds issuance or loans issued in foreign currency or net investment hedge.

- Interest Swaps / Interest Rate Options: these instruments are used to manage the interest rate of the debt portfolio. Their use of them is ruled by the Financial Expenses Budget with the objective of its fulfillment. Both the volume to be contracted and the maturity of these products are determined by the underlying assets to be hedged.

  It is possible that in several markets the maturity, as well as the low liquidity, does not allow to contract a "perfect" hedge, but this circumstance will have to be analyzed case by case.

- CDS: in order to manage the counterparty credit risk or CVA / DVA, CDS operations can be arranged to mitigate this risk.

- Derivatives of Commodities associated to:

  ▪ Price risk hedge (mainly Electricity) associated with the Group's own contracts.

  ▪ Supporting the business lines that may need it and always hedging the commercial risks of the signed contracts. They would be settled by differences, this is, in a non-deliverable format.

- Equity Derivatives: these are derivatives that address strategic decisions or hedging needs, either to hedge future investments or hedge existing risks. They protect Telefónica from the potential appreciation or depreciation in the price of the shares they hold as underlying.

Between the hedged item and the hedging instrument there is an economic relationship, this is, in general terms they move in opposite directions due to the same risk or risk covered. In other words, there must be an expectation that the value of the hedging instrument and the value of the hedged item will change systematically in opposite directions in response to the movements of one of the following elements:

- the same underlying item; or

- Underlying items that are economically related in such sense that they respond similarly to the risk that is being hedged.

Depending on the complexity of the hedge relationship and the way in which the hedge has been structured, a quantitative or qualitative analysis will have to be performed to demonstrate that there is an economic relationship between the hedged item and the hedging instrument.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Telefónica Group enters into long-term swaps, caps or collars to protect the Group against interest rate increases that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge. In those cases in which the underlying assets representing the risk hedged are canceled or refinanced early, and if there is an open risk with similar characteristics as the underlying asset that was canceled or refinanced early, either because there is new financing or because there is an underlying asset with similar characteristics and risk profile, the hedge may remain in force with the derivatives assigned thereto and the risk will be subject to the hedge arranged in the aforementioned refinancing. When either of these situations occurs, the effectiveness of the hedge will be reviewed taking into account the new situation.

There can be three types of hedges:

- Fair value hedges.




- Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options.

- Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by Telefónica, S.A. and other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that, due to the debt market deepness, the debt in the currency concerned is not enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives either forwards or cross-currency swaps are mainly used to hedge the net investment.

When using options, forwards or cross-currency swaps as hedging instruments, the exclusion of the time value of the option, the element at maturity of the forward and the currency spread of the cross-currency swap of the hedging relationship are evaluated on a case by case basis, in order to be treated as hedge costs.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. The interruption of the hedge accounting is possible within the framework of the management of financial risks and described in the internal document of "financial risks management and hedging strategy under IFRS 9". To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model prospectively. To evaluate the effectiveness of hedges, under IFRS 9, there is no numerical range under which it is accepted that a hedge is effective and hence the hedge accounting standards are applicable. Therefore, Telefónica considers that if there is an economic relationship, not dominated by changes in credit risk and if the appropriate hedging rationale has been designated, the requirements for effectiveness are met. However, at the moment when ineffectiveness arises, Telefónica will evaluate whether there is still an economic relationship or whether the designated hedging rationale is appropriate. The possible sources of ineffectiveness that Telefónica can have when

designing a hedging relationship and that will be considered when establishing the hedging rationale are:

- The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.

- The hedging instrument starts with initial value and a financing effect is produced.

- When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.

The main guiding principles for risk management are laid down by Telefónica's Finance Department and implemented by the company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

7) Cancellation of derivatives.

When a derivative transaction is canceled, the Company may:

- Cancel the derivative and pay its market value.

- Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.




Breakdown of financial results

The breakdown of the financial results recognized in 2024, 2023 and 2022 is as follows:

Millions of euros	2024	2023	2022
Interest income	486	516	384
Dividends received	39	29	25
Other financial income	326	349	894
Subtotal	**851**	**894**	**1,303**
Changes in fair value of asset derivatives at fair value through profit or loss	145	114	377
Changes in fair value of liability derivatives at fair value through profit or loss	(88)	(42)	(861)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	4	4	8
Transfer from equity of results of cash flow hedges – future cash flows that are no longer expected to happen	—	—	(2)
(Loss)/Gain on fair value hedges	(226)	246	(1,818)
Gain/(loss) on adjustment to items hedged by fair value hedges	224	(292)	1,763
Subtotal	**59**	**30**	**(533)**
Interest expenses	(1,796)	(1,606)	(1,548)
Financial expenses on lease liabilities (see Note 20)	(512)	(435)	(393)
Ineffective portion of cash flow hedges	(2)	(12)	(15)
Accretion of provisions and other liabilities	(389)	(489)	276
Other financial expenses	(229)	(297)	(317)
Subtotal	**(2,928)**	**(2,839)**	**(1,997)**
Net finance costs excluding foreign exchange differences and inflation adjustments	**(2,018)**	**(1,915)**	**(1,227)**

"Other financial income" in 2024 includes 164 million U.S. dollars (approximately 154 million euros) relating to the favorable award of Telefónica issued by ICSID against the Republic of Colombia (see notes 2, 15 and 29.a). Interest has been calculated from August 29, 2017 at a compound rate of 5% per year.

"Accretion of provisions and other liabilities" in 2024 includes 406 million Brazilian Reais (70 million euros at 2024 average exchange rate) referring to the reversal of the monetary update of the regulatory provisions of Telefónica Brasil reversed after the Concession Migration Agreement signed between Telefónica Brasil and ANATEL (see notes 24.c and 29.a).

"Other financial income" in 2023 included 46 million euros corresponding to the default interest as a result of the final decisions in favor of Telefónica Brazil about the right to deduct the ICMS from the calculation basis of PIS/COFINS (139 million euros in 2022).

"Other financial income" in 2022 included 526 million euros corresponding to delayed interest after the Agreement for the Execution of the Judgment of the Audiencia Nacional issued on October 24, 2022 (see Note 25, Inspections of the tax group in Spain).

"(Loss)/Gain on fair value hedges" includes mainly the impact on income of fair value hedges contracted by Telefónica, S.A., which are similarly reflected under "Gain/(loss) on adjustment to items hedged by fair value hedges" and therefore, have no significant net impact on the consolidated income statement. The movement in both items in 2024 and in 2023 with respect to previous years is the result of the variation of interest rates in the exercise.




Evolution of derivative instruments

The movement of the net position of derivatives during the years ended December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	Movement in 2024	Movement in 2023
Opening balance of assets/ (liabilities)	**399**	1,012
Financing payments	20	(33)
Financing proceeds	(385)	(20)
Interest (proceeds)/payments	(50)	97
Other (proceeds)/payments	123	87
Fair value adjustments through other comprehensive income	1,108	(584)
Movements with a corresponding entry under the income statement	(253)	(57)
Translation differences	40	(115)
Other movements	—	12
Closing balance of assets/ (liabilities)	**1,002**	**399**

The variation in 2024 represents a increase of 603 million euros of assets (decrease of 613 million euros of assets in 2023) mainly due to the evolution of exchange rate, mainly due to the appreciation of dollar and the depreciation of the Brazilian real, netting the opposite effect due to the increase of interest rates of dollar and decrease of euro. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.

As of December 31, 2024 the derivatives portfolio amounted to a net positive value of 1,002 million euros (a net positive value of 399 as of December 31, 2023). This amount includes a net positive value of 914 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 135 million euros at December 31, 2023).

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

The derivatives portfolio was measured through the techniques and models normally used in the market, based on money market curves and volatility prices available in the markets. Additionally, the credit valuation adjustment or net CVA per counterparty (CVA+DVA) is calculated on that measurement as the method used to measure the credit risks of the

counterparties and also Telefónica for the purpose of adjusting the fair value valuation of the derivatives. This adjustment reflects the possibility of bankruptcy or credit rating impairment of the counterparty and Telefónica.

Derivatives arranged by the Group at December 31, 2024 are detailed in Appendix IV.




The breakdown of Telefónica's hedges and other derivative instruments at December 31, 2024 and December 31, 2023, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2024

Millions of euros	Notional amount - Maturities [*]					Book value of the derivative and no-derivative instruments [**]				
	2025	2026	2027	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	**(2,724)**	**2,408**	**1,293**	**3,133**	**4,110**	**(2,441)**	**(372)**	**1,526**	**67**	**(1,220)**
Interest rate risk	**(1,624)**	**1**	**1**	**(4,630)**	**(6,252)**	**(322)**	**(131)**	**545**	**20**	**112**
Cash flow hedges	(2,150)	—	—	4,769	2,619	(12)	(22)	129	2	97
Fair value hedges	526	1	1	(9,399)	(8,871)	(310)	(109)	416	18	15
Exchange rate risk	**(2,085)**	**2,331**	**714**	**5,324**	**6,284**	**(1,594)**	**(136)**	**837**	**43**	**(850)**
Cash flow hedges	101	2,344	714	5,324	8,483	(1,594)	(54)	837	1	(810)
Fair value hedges	494	(13)	—	—	481	—	(12)	—	1	(11)
Net investment in a foreign business hedges	(2,680)	—	—	—	(2,680)	—	(70)	—	41	(29)
Interest rate and exchange rate risk	**985**	**76**	**578**	**2,439**	**4,078**	**(525)**	**(105)**	**144**	**4**	**(482)**
Cash flow hedges	985	76	472	1,892	3,425	(400)	(104)	64	—	(440)
Fair value hedges	—	—	106	547	653	(125)	(1)	80	4	(42)
Undesignated derivatives	**(268)**	**(866)**	**(325)**	**(2,150)**	**(3,609)**	**(164)**	**(89)**	**339**	**132**	**218**
Other derivatives of interest rate	(525)	(738)	(325)	(2,150)	(3,738)	(159)	(59)	330	8	120
Other derivatives of exchange rate	(125)	(521)	—	—	(646)	—	(20)	9	9	(2)
Other derivatives	382	393	—	—	775	(5)	(10)	—	115	100
Total derivative instruments	**(2,992)**	**1,542**	**968**	**983**	**501**	**(2,605)**	**(461)**	**1,865**	**199**	**(1,002)**
No derivatives instruments of accounting hedges (***)	**—**	**—**	**—**	**29**	**29**	**—**	**—**	**29**	**—**	**29**
Exchange rate risk	**—**	**—**	**—**	**29**	**29**	**—**	**—**	**29**	**—**	**29**
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investment in a foreign business hedges	—	—	—	29	29	—	—	29	—	29

[*] For interest rate hedges, the positive amount is in terms of "fixed payment." For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.

[**] Positive amounts indicate payables.

[***] Of the hedging instruments that are not derivatives, 29 million euros correspond to "Loans and other debts"" (see Note 18).




December 31, 2023

Millions of euros	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)				
	2024	2025	2026	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	**(3,225)**	**873**	**2,533**	**4,917**	**5,098**	**(1,785)**	**(272)**	**1,224**	**87**	**(746)**
Interest rate risk	**(1,190)**	**(123)**	**2**	**(4,070)**	**(5,381)**	**(334)**	**(163)**	**404**	**35**	**(58)**
Cash flow hedges	(1,490)	(650)	—	3,532	1,392	(16)	—	83	35	102
Fair value hedges	300	527	2	(7,602)	(6,773)	(318)	(163)	321	—	(160)
Exchange rate risk	**(2,115)**	**—**	**2,344**	**6,103**	**6,332**	**(1,124)**	**(69)**	**711**	**51**	**(431)**
Cash flow hedges	657	—	2,344	6,038	9,039	(1,124)	(38)	708	20	(434)
Fair value hedges	401	—	—	65	466	—	(5)	3	20	18
Net investment in a foreign business hedges	(3,173)	—	—	—	(3,173)	—	(26)	—	11	(15)
Interest rate and exchange rate risk	**80**	**996**	**187**	**2,884**	**4,147**	**(327)**	**(40)**	**109**	**1**	**(257)**
Cash flow hedges	80	996	9	2,339	3,424	(281)	(40)	35	1	(285)
Fair value hedges	—	—	178	545	723	(46)	—	74	—	28
Undesignated derivatives	**396**	**(416)**	**(738)**	**(1,625)**	**(2,383)**	**(155)**	**(80)**	**433**	**149**	**347**
Other derivatives of interest rate	(288)	(525)	(738)	(1,625)	(3,176)	(155)	(54)	399	14	204
Other derivatives of exchange rate	(123)	—	—	—	(123)	—	(14)	—	13	(1)
Other derivatives	807	109	—	—	916	—	(12)	34	122	144
Total derivative instruments	**(2,829)**	**457**	**1,795**	**3,292**	**2,715**	**(1,940)**	**(352)**	**1,657**	**236**	**(399)**
No derivatives instruments of accounting hedges (***)	**—**	**—**	**—**	**27**	**27**	**—**	**—**	**27**	**—**	**27**
Exchange rate risk	**—**	**—**	**—**	**27**	**27**	**—**	**—**	**27**	**—**	**27**
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investment in a foreign business hedges	—	—	—	27	27	—	—	27	—	27

(*) For interest rate hedges, the positive amount is in terms of "fixed payment." For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.

(**) Positive amounts indicate payables.

(***) Of the hedging instruments that are not derivatives, 27 million euros correspond to "Loans and other debts" (see Note 18).




The detail of hedged items by fair value hedges at December 31, 2024 and December 31, 2023 are as follows:

December 31, 2024

Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge [*]				
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have ceased to be adjusted for gains and losses
Assets	**55**	**259**	**—**	**314**	**15**	**1**	**—**	**16**	**—**
Financial assets and other non-current assets	55	13	—	68	15	—	—	15	—
Receivables and other current assets	—	225	—	225	—	1	—	1	—
Other heading of assets	—	21	—	21	—	—	—	—	—
Liabilities	**9,195**	**1,314**	**1,594**	**12,103**	**(89)**	**15**	**39**	**(35)**	**37**
Non-current financial liabilities	9,083	548	1,454	11,085	(89)	—	39	(50)	31
Payables and other non-current liabilities	—	50	—	50	—	1	—	1	—
Current financial liabilities	112	11	140	263	—	—	—	—	—
Payables and other current liabilities	—	705	—	705	—	14	—	14	6

[*] Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and viceversa.




December 31, 2023

Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge [(*)]				Of which: accumulated amount of any hedge item that have ceased to be adjusted for gains and losses
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	
Assets	**32**	**249**	**—**	**281**	**(15)**	**—**	**—**	**(15)**	**—**
Financial assets and other non-current assets	28	96	—	124	(14)	—	—	(14)	—
Receivables and other current assets	—	150	—	150	—	—	—	—	—
Other current financial assets	4	—	—	4	(1)	—	—	(1)	—
Other heading of assets	—	3	—	3	—	—	—	—	—
Liabilities	**8,092**	**1,365**	**1,495**	**10,952**	**153**	**(8)**	**34**	**179**	**(9)**
Non-current financial liabilities	8,009	452	1,397	9,858	153	—	34	187	33
Payables and other non-current liabilities	—	44	—	44	—	(1)	—	(1)	—
Current financial liabilities	83	10	98	191	—	—	—	—	—
Payables and other current liabilities	—	859	—	859	—	(7)	—	(7)	(42)

[(*)] Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.




The evolutions of hedges in equity at December 31, 2024 and December 31, 2023 are as follows:

Millions of euros	Derivative instruments				No derivative instruments			
	Gains (losses) of cash flow hedges			Derivatives – Net investment hedges	No Derivatives - Net investment hedges	Total Gross amount	Tax effect	Total hedges in equity
	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks					
Balance at 12/31/2023	**(56)**	**441**	**176**	**(100)**	**(11)**	**450**	**(137)**	**313**
Changes in the fair value registered in equity	(8)	430	159	382	(1)	962	(252)	710
Transfer to the initial value of hedged item	1	—	2	—	—	3	(1)	2
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	7	(710)	(166)	—	—	(869)	220	(649)
Total translation differences	3	(1)	—	—	—	2	—	2
Other movements	—	—	—	26	—	26	(16)	10
Balance at 12/31/2024	**(53)**	**160**	**171**	**308**	**(12)**	**574**	**(186)**	**388**
Amounts remaining in equity for continuing hedges	(24)	127	240	308	(12)	639		
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(29)	33	(69)	—	—	(65)		
Balance at 12/31/2024	**(53)**	**160**	**171**	**308**	**(12)**	**574**		

The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" with an impact on financial results, reported under "Interest expenses" amounted to +229 million euros (+240 million euros in 2023), see detail of "Net finance costs excluding foreign exchange differences and inflation adjustments" in this Note, and in exchange differences amounted to 633 million euros (-324 million euros in 2023).




Millions of euros	Derivative instruments			Derivatives – Net investment hedges	No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges				No Derivatives – Net investment hedges			
	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks					
Balance at 12/31/2022	**(37)**	**861**	**210**	**(30)**	**(9)**	**995**	**(270)**	**725**
Changes in the fair value registered in equity	(49)	(445)	(66)	(66)	2	(624)	155	(469)
Transfer to the initial value of hedged item	1	6	13	—	—	20	(5)	15
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	32	19	19	—	—	70	(17)	53
Total translation differences	(3)	—	—	(1)	—	(4)	—	(4)
Other movements	—	—	—	(3)	(4)	(7)	—	(7)
Balance at 12/31/2023	**(56)**	**441**	**176**	**(100)**	**(11)**	**450**	**(137)**	**313**
Amounts remaining in equity for continuing hedges	(33)	408	250	(100)	(11)	514		
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(23)	33	(74)	—	—	(64)		
Balance at 12/31/2023	**(56)**	**441**	**176**	**(100)**	**(11)**	**450**		




The evolution of cost of hedging in equity in 2024 and 2023 are as follows:

| | Exchange rate risk | | | |
| | Forward element / CBS | | | |
Millions of euros	A time-period related hedge item	Total gross amount	Tax effect	Total cost of hedging in equity
Balance at 12/31/2022	**(25)**	**(25)**	**6**	**(19)**
Changes in the fair value registered in equity	79	79	(20)	59
Transfer to the income statement of the period – the hedged item has affected profit or loss	(9)	(9)	2	(7)
Balance at 12/31/2023	**45**	**45**	**(12)**	**33**
Changes in the fair value registered in equity	168	168	(42)	126
Transfer to the income statement of the period – the hedged item has affected profit or loss	(10)	(10)	3	(7)
Balance at 12/31/2024	**203**	**203**	**(51)**	**152**




The details of the ineffective portion of accounting hedges with impact on the income statement in 2024 and 2023 are as follows:

2024

Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	**(288)**	**(289)**	**1**
Cash flow hedges	23	23	—
Fair value hedges	(311)	(312)	1
Exchange rate risk	**804**	**804**	**—**
Cash flow hedges	539	540	(1)
Exchange rate risk - fair value hedges	1	—	1
Net investment hedges	264	264	—
Interest rate and exchange rate risk	**179**	**179**	**—**
Cash flow hedges	179	179	—
Total	**695**	**694**	**1**

2023

Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	**97**	**98**	**(1)**
Cash flow hedges	(39)	(39)	—
Fair value hedges	136	137	(1)
Exchange rate risk	**(702)**	**(699)**	**(3)**
Cash flow hedges	(409)	(406)	(3)
Net investment hedges	(293)	(293)	—
Interest rate and exchange rate risk	**(45)**	**(35)**	**(10)**
Cash flow hedges	(45)	(35)	(10)
Total	**(650)**	**(636)**	**(14)**




Note 20. Lease liabilities

The evolution of lease liabilities in 2024 and 2023 were as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2023	**8,947**
First application of IAS 21	4
Additions	2,082
Principal and interests payments	(2,647)
Principal payments (Note 28)	(2,143)
Interests payments	(504)
Disposals	(70)
Business combinations	2
Accrued interests	512
Translation differences and inflation adjustments	(531)
Transfers and others	4
Balance at 12/31/2024	**8,303**

Millions of euros	Lease liabilities
Balance at 12/31/2022	**8,677**
Additions	2,382
Principal and interests payments	(2,559)
Principal payments (Note 28)	(2,114)
Interests payments	(445)
Disposals	(138)
Accrued interests	435
Translation differences and inflation adjustments	62
Transfers and others	88
Balance at 12/31/2023	**8,947**

"Additions" includes fixed asset sale and leaseback transactions, which amounted to 12 million euros in 2024 (21 million euros in 2023). The gains recorded in 2024 and 2023 for sale and leaseback transactions amounted to 17 million euros and 105 million euros, respectively (see Note 26).

There are commitments for leases not started at December 31, 2024 amounting to 2,606 million euros, mainly related to the sites construction agreement between Telefónica Germany GmbH and Telxius Towers Germany GmbH (at December 31, 2023 1,117 million euros).

The maturity schedule of lease liabilities at December 31, 2024 is as follows:

Millions of euros

Maturity	Current	Non-Current					Non-current total	Total
	2025	2026	2027	2028	2029	Subsequent years		
Lease liabilities	2,339	1,666	1,401	1,179	983	1,890	7,119	9,458




Note 21. Payables and other non-current liabilities

The composition of "Payables and other non-current liabilities" of the Telefónica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Payables	**1,850**	**1,913**
Debt for spectrum acquisition	1,008	1,184
Payables to associates and joint ventures (Note 10)	433	236
Trade payables	163	318
Other payables	246	175
Other non-current liabilities	**1,843**	**1,692**
Contractual liabilities (Note 23)	813	778
Deferred revenue	91	126
Non-current tax payables	938	784
Long-term insurance and reinsurance contracts liabilities to associates and joint ventures (Note 10)	1	4
Total	**3,693**	**3,605**

"Non-currrent debt for spectrum acquisition" as of December 31, 2024 and December 31, 2023, is detailed below:

Millions of euros	12/31/2024	12/31/2023
Telefónica Spain	63	69
Telefónica Colombia	74	108
Telefónica Brazil	177	211
Telefónica Germany	690	791
Telefónica Uruguay	4	5
Total	**1,008**	**1,184**

The outstanding liabilities at December 31, 2024 from the acquisition of spectrum licenses by Telefónica Brazil in November 2021 amounted to 1,005 million Brazilian real (156 million euros) including 942 million Brazilian reais (146 million euros) classified as non-current. At December 31, 2023, outstanding liabilities amounted to 1,301 million Brazilian reais (243 million euros at closing exchange rate of 2023), including 949 million Brazilian reais (177 million euros at closing exchange rate of 2023) classified as non-current.

In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a cost of 1,425 million euros. The Company, like the other auction participants, reached an agreement to defer payments in interest-free annual installments until 2030, instead of an upfront one-time payment (see Appendix VI). In 2024 and 2023, payments amounting to 108 million euros have been made each year (see Note 28). The current value of the debt at December 31, 2024 amounted to 797 million euros (898 million euros at December 31, 2023), 690 million euros have a maturity of more than twelve months (791 million euros at December 31, 2023).

Payments for financed licenses for the years 2024 and 2023 amounted to 210 and 245 million euros, respectively (see Note 28).

"Non-current tax payables" mainly includes balances of Telefónica Brasil regarding the rate of the Telecommunications Inspection Fund (Fistel) corresponding to the period 2020-2024 that jointly with the financial interest accrued amounted to 4,714 million Brazilian Reais (732 million euros) at December 31, 2024 (3,502 million Brazilian Reais, 655 million euros at December 31, 2023). Any payment with respect to this liability, according to the decisions of the Federal Regional Court of the First Region, is suspended.




Note 22. Payables and other current liabilities

The breakdown of "Payables and other current liabilities" of the Telefónica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Payables	**12,640**	**12,138**
Trade payables	7,783	7,612
Payables to suppliers of property, plant and equipment	2,803	2,763
Debt for spectrum acquisition	227	218
Other payables	1,299	1,176
Dividends pending payment	121	166
Payables to associates and joint ventures (Note 10)	407	203
Other current liabilities	**1,966**	**1,819**
Contract liabilities (Note 23)	1,064	1,035
Deferred revenue	113	98
Advances received	533	465
Short-term insurance and reinsurance contracts liabilities	236	197
Short-term insurance and reinsurance contracts liabilities and other liabilities to associates and joint ventures (Note 10)	20	24
Total	**14,606**	**13,957**

"Current debt for spectrum acquisition" as of December 31, 2024 and December 31, 2023, is detailed below:

Millions of euros	12/31/2024	12/31/2023
Telefónica Germany	107	107
Telefónica Colombia	60	10
Telefónica Brazil	10	66
Telefónica Spain	32	7
Telefónica Ecuador	15	16
Telefónica Uruguay	3	12
Total	**227**	**218**

At December 31, 2024 and December 31, 2023, "Payables for spectrum acquisition", includes the debt maturing within twelve months of the spectrum licenses in Telefónica Brazil acquired in November 2021 and the spectrum licenses in Telefónica Germany acquired in June 2019 (see Note 21).

The composition of current "Other payables" at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Accrued employee benefits	610	621
Other non-financial non-trade payables	689	555
Total	**1,299**	**1,176**

Other non-financial non-trade payables mainly comprise liabilities associated with the continuing involvement in portfolio sales made by Telefónica Deutschland, amounting to 481 million euros at December 31, 2024 (400 million euros at December 31, 2023).




Information on average payment period to suppliers. Third additional provision, "Information requirement" of Law 15/2010 of July 5, modified by Law 18/2022, of September 28.

In accordance with the aforementioned Law 15/2010, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

Number of days	2024	2023
Weighted average maturity period	51	51
Ratio of payments	52	53
Ratio of outstanding invoices	39	39
Millions of euros		
Total payments	8,424	7,897
Outstanding invoices	1,221	1,211

On October 19, 2022, Law 18/2022, of September 28, on the creation and growth of companies, came into force, which modifies the third additional provision of Law 15/2010. The new standard establishes the obligation to publish in annual accounts, in addition to the information already required, the monetary volume and number of invoices paid in a period less than the maximum established in the late payment regulations, and the percentage they represent of the total number of invoices and on the total monetary payments to its suppliers. This information for the 2024 and 2023 financial years is shown below:

	2024	2023
Monetary volume of invoices paid in a period less than the maximum established in the regulations (millions of euros)	5,406	4,558
Percentage of total payments	**64%**	**58%**
Number of invoices paid in a period less than the maximum established in the regulations	157,640	141,862
Percentage of the total number of invoices paid	**58%**	**51%**

The Telefónica Group's Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2024 included payment periods of up to 60 days, according to the terms agreed between the parties.

For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2024 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.

The average payment period to suppliers of the Telefónica Group's companies in Spain in 2024, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 51 days (51 days in 2023).




Note 23. Breakdown of contractual assets and liabilities, and capitalized costs

The movement of contractual assets and capitalized costs in 2024 and 2023 is as follows:

Millions of euros	Balance at 12/31/2023	Additions	Disposals	Transfers	Balance at 12/31/2024
Long-term contractual assets (Note 12)	**325**	**162**	**(10)**	**(189)**	**288**
Contractual assets	326	162	(10)	(189)	289
Impairment losses	(1)	—	—	—	(1)
Short-term contractual assets (Note 14)	**202**	**268**	**(426)**	**189**	**229**
Contractual assets	209	270	(426)	188	236
Impairment losses	(7)	(2)	—	1	(7)
Total	**527**	**430**	**(436)**	**—**	**517**

Millions of euros	Balance at 12/31/2022	Additions	Disposals	Transfers	Balance at 12/31/2023
Long-term contractual assets (Note 12)	**359**	**118**	**(17)**	**(135)**	**325**
Contractual assets	360	118	(17)	(135)	326
Impairment losses	(1)	—	—	—	(1)
Short-term contractual assets (Note 14)	**195**	**276**	**(403)**	**134**	**202**
Contractual assets	202	277	(404)	134	209
Impairment losses	(7)	(1)	1	—	(7)
Total	**554**	**394**	**(420)**	**(1)**	**527**

Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.




The movement of the deferred expenses in 2024 and
2023 is as follows:

Millions of euros	Balance at 12/31/2023	Additions	Disposals	Transfers	Translation differences and inflation adjustments	Balance at 12/31/2024
Non-current capitalized costs (Note 12)	**1,001**	**885**	**(5)**	**(764)**	**(44)**	**1,073**
Of obtaining a contract	774	759	(5)	(601)	(56)	871
Of fulfilling a contract	227	126	—	(163)	12	202
Impairment losses	—	—	—	—	—	—
Current capitalized costs (Note 14)	**998**	**671**	**(1,332)**	**761**	**(4)**	**1,094**
Of obtaining a contract	815	573	(1,077)	599	(21)	889
Of fulfilling a contract	183	98	(255)	162	17	205
Impairment losses	—	—	—	—	—	—
Total	**1,999**	**1,556**	**(1,337)**	**(3)**	**(48)**	**2,167**

Millions of euros	Balance at 12/31/2022	Additions	Disposals	Transfers	Translation differences and inflation adjustments	Balance at 12/31/2023
Non-current capitalized costs (Note 12)	**854**	**838**	**(2)**	**(682)**	**(7)**	**1,001**
Of obtaining a contract	610	694	(1)	(536)	7	774
Of fulfilling a contract	244	144	(1)	(146)	(14)	227
Impairment losses	—	—	—	—	—	—
Current capitalized costs (Note 14)	**885**	**620**	**(1,175)**	**684**	**(16)**	**998**
Of obtaining a contract	710	534	(967)	538	—	815
Of fulfilling a contract	175	86	(208)	146	(16)	183
Impairment losses	—	—	—	—	—	—
Total	**1,739**	**1,458**	**(1,177)**	**2**	**(23)**	**1,999**

The movement of contractual liabilities of contracts with
customers in 2024 and 2023 is as follows:

Millions of euros	Balance at 12/31/2023	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and inflation adjustments	Balance at 12/31/2024
Long-term contractual liabilities (Note 21)	778	250	(1)	—	(222)	8	813
Short-term contractual liabilities (Note 22)	1,035	5,624	(969)	(4,809)	220	(37)	1,064
Total	**1,813**	**5,874**	**(970)**	**(4,809)**	**(2)**	**(29)**	**1,877**




Millions of euros	Balance at 12/31/2022	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and inflation adjustments	Balance at 12/31/2023
Long-term contractual liabilities (Note 21)	891	162	(2)	(1)	(279)	7	778
Short-term contractual liabilities (Note 22)	1,038	5,374	(973)	(4,700)	286	10	1,035
Total	**1,929**	**5,536**	**(975)**	**(4,701)**	**7**	**17**	**1,813**

The maturity schedule of contractual liabilities at December 31, 2024 is as follows:

Millions of euros	2025	2026	2027	Subsequent years	Total
Contractual liabilities, activation fees	8	3	2	2	15
Contractual liabilities, sales of prepay cards	560	—	—	—	560
Contractual liabilities, services	214	34	15	96	359
Contractual liabilities, sales of handsets	34	6	—	—	40
Contractual liabilities, irrevocable rights to use	73	63	57	434	627
Other contractual liabilities	175	25	21	55	276
Maturity of performance obligations	**1,064**	**131**	**95**	**587**	**1,877**




Note 24. Provisions

The amounts of provisions in 2024 and 2023 are as follows:

Millions of euros	12/31/2024			12/31/2023		
	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	**1,073**	**4,020**	**5,093**	**1,005**	**4,949**	**5,954**
Termination plans	357	1,222	1,579	282	1,461	1,743
Post-employment defined benefit plans	10	329	339	12	428	440
Other benefits	706	2,469	3,175	711	3,060	3,771
Dismantling of assets	**16**	**519**	**535**	**17**	**505**	**522**
Other provisions	**576**	**1,613**	**2,189**	**574**	**2,000**	**2,574**
Total	**1,665**	**6,152**	**7,817**	**1,596**	**7,454**	**9,050**

a) Employee benefits

In 2024 the Group recorded a provision of 104 million euros (1,538 million euros in 2023, of which 1,320 million euros corresponded to Telefónica Spain mainly relating to the agreement reached with the most representative Trade Unions for the execution of Collective Redundancies, explained in *Termination plans* in this note). The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	2024	2023
Telefónica Spain	27	1,320
Telefónica Germany	(1)	11
Telefónica Hispam	61	128
Other companies	17	79
Total	**104**	**1,538**

Termination plans

The movement in provisions for termination plans in 2024 and 2023 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/2022	**376**
Additions	1,520
Retirements/amount applied	(133)
Translation differences, inflation adjustments and accretion	(20)
Provisions for termination plans at 12/31/2023	**1,743**
Additions	79
Retirements/amount applied	(311)
Translation differences, inflation adjustments and accretion	68
Provisions for termination plans at 12/31/2024	**1,579**




Telefónica Spain

On December 28, 2023 certain subsidiaries of Telefónica Spain, taking into account the concurrence of productive, organizational and technical causes, reached an agreement with the most representative Trade Unions for the execution of collective redundancies up to a total of 3,420 employees, to which employees turned 56 years or older during 2024 and with a seniority of more than 15 years were adhered (see Note 2). This agreement was endorsed on January 3, 2024.

As a consequence of these agreements, a provision of 1,299 million euros were recorded, charged to the personnel expenses heading of the consolidated income statement in 2023. This provision stood at 1,248 million euros at December 31, 2024, of which 231 million euros were classified as current (107 million euros in 2023).

The discount rate used for this termination plan at December 31, 2024 was 2.76% with an average plan length of 3.19 years.

Additionally, in 2023 the III Collective Bargaining Agreement was signed, valid until December 31, 2026 and extendable for another year, with the aim of moving towards a more digital, flexible company prepared for future challenges in a highly competitive context and deep transformation.

Post-employment defined benefit plans

The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2024

Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	226	544	75	17	862
Assets	(106)	(628)	—	(17)	(751)
Net provision before asset ceiling	120	(84)	75	—	111
Asset ceiling	—	173	—	—	173
Total	**120**	**89**	**75**	**—**	**284**
Net provision	130	113	90	6	339
Net assets	10	24	15	6	55

12/31/2023

Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	236	764	74	15	1,089
Assets	(103)	(777)	—	(14)	(894)
Net provision before asset ceiling	133	(13)	74	1	195
Asset ceiling	—	200	—	—	200
Total	**133**	**187**	**74**	**1**	**395**
Net provision	143	201	86	10	440
Net assets	10	14	12	9	45




The movement in the present value of obligations in
2024 and 2023 is as follows:

Millions of euros	Germany	Brazil	Hispam	Other	Total
Present value of obligation at 12/31/2022	**208**	**622**	**64**	**19**	**913**
Translation differences	–	27	4	–	31
Current service cost	11	2	5	1	19
Interest cost	8	61	8	1	78
Actuarial losses and gains	15	101	2	–	118
Benefits paid	(6)	(49)	(5)	(1)	(61)
Plan curtailments	–	–	(3)	–	(3)
Other movements	–	–	(1)	(5)	(6)
Present value of obligation at 12/31/2023	**236**	**764**	**74**	**15**	**1,089**
First application of IAS 21	–	–	6	–	6
Translation differences	–	(119)	(10)	1	(128)
Current service cost	11	3	8	1	23
Interest cost	8	62	18	1	89
Actuarial losses and gains	(23)	(118)	(10)	–	(151)
Benefits paid	(6)	(48)	(6)	(1)	(61)
Plan curtailments	–	–	(3)	–	(3)
Other movements	–	–	(2)	–	(2)
Present value of obligation at 12/31/2024	**226**	**544**	**75**	**17**	**862**

Movements in the fair value of plan assets in 2024 and
2023 are as follows:

Millions of euros	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2022	**101**	**751**	**18**	**870**
Translation differences	–	31	–	31
Interest income	3	74	–	77
Actuarial losses and gains	–	(30)	–	(30)
Company contributions	2	–	–	2
Benefits paid	(3)	(45)	–	(48)
Transfers	–	–	(4)	(4)
Other movements	–	(4)	–	(4)
Fair value of plan assets at 12/31/2023	**103**	**777**	**14**	**894**
Translation differences	–	(129)	1	(128)
Interest income	4	63	–	67
Actuarial losses and gains	–	(31)	–	(31)
Company contributions	2	–	–	2
Benefits paid	(3)	(44)	–	(47)
Transfers	(1)	–	1	–
Other movements	1	(8)	1	(6)
Fair value of plan assets at 12/31/2024	**106**	**628**	**17**	**751**




Telefónica Brazil post-employment benefit plans

Telefónica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans		
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil
Pension plans		
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2024	12/31/2023
Discount rate	11.07% - 11.67%	8.90% - 9.18%
Nominal rate of salary increase	4.57% - 6.60%	4.57% - 6.60%
Long term inflation rate	3.50%	3.50%
Growth rate for medical costs	6.61%	6.61%
Mortality tables	AT 2000 M/F	AT 2000 M/F

The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:




	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	304	295	313
Health plans	241	228	254
Total obligation	**545**	**523**	**567**

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	304	304	304
Health plans	241	269	217
Total obligation	**545**	**573**	**521**

Other employee benefits

Telefónica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plans

In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Bargaining Agreement of Related Companies (CEV). This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof. In September 2019 Telefónica España signed the second Collective Agreement of Related Companies that includes, among other aspects, an "Individual Suspension Plan" that was completely voluntary for the year 2019, with the same conditions as the previous one. In 2021, Telefónica España signed a Social Pact for Employment supported by the largest trade unions, which contemplated an Individual Suspension Plan of employment, fully voluntary.

These plans are based on mutual agreement between the company and employees and entail the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. Employees who meet the age and seniority requirements may enter the Individual Suspension Plans (PSI) in the periods opened for these purposes.

At the end of each period, the current value of the forecast payment flows to meet the commitments of these programs (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. At 2024 and 2023 year-ends, this figure was calculated using the biometric table PERM2020 published in the resolution of

December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.

The provision at December 31, 2024 amounted to 3,073 million euros (3,648 million euros at December 31, 2023).

The discount rate used for these provisions at December 31, 2024 was 2.75% with an average plan length of 2.73 years.

Sensitivity of the valuation

The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plans of Telefónica Group companies in Spain to changes in the discount rate:

-100bps		+100 bps	
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(127)	(127)	120	120

A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 120 million euros and have a positive impact on the income statement of 120 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 127 million euros and have a negative impact on the income statement of 127 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).




b) Provisions for dismantling of assets

The movement of provision for dismantling of assets in 2024 and 2023 is as follows:

	Millions of euros
Dismantling of assets at December 31, 2022	**528**
Additions	54
Accretion	23
Retirements/amount applied	(67)
Transfers	14
Translation differences and other	(30)
Dismantling of assets at December 31, 2023	**522**
Additions	38
Accretion	43
Retirements/amount applied	(48)
Transfers	4
Business combinations	1
Translation differences and other	(25)
Dismantling of assets at December 31, 2024	**535**

The detail by segments of provision for dismantling of assets in 2024 and 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Telefónica Spain	14	16
Telefónica Germany	360	354
Telefónica Brazil	64	76
Telefónica Hispam	97	76
Total	**535**	**522**

c) Other provisions

The movement in "Other provisions" in 2024 and 2023 is as follows:

	Millions of euros
Other provisions at December 31, 2022	**2,630**
Additions and accretion	809
Retirements/amount applied	(805)
Transfers	(16)
Translation differences and other	(44)
Other provisions at December 31, 2023	**2,574**
Additions and accretion	611
Retirements/amount applied	(702)
Transfers	(60)
Translation differences and other	(234)
Other provisions at December 31, 2024	**2,189**

The Group is exposed to risks of claims and litigation, mainly related to tax and regulatory proceedings, and labor and civil claims.

Given the nature of the risks covered by these provisions, no reliable schedule of potential payments, if any, can be determined.

Telefónica Brazil

Telefônica Brasil, S.A. and its subsidiaries are party to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The Telefónica Group management based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered likely.

The balance of these provisions at December 31, 2024 and December 31, 2023 is shown in the following table:

Millions of euros	12/31/2024	12/31/2023
Tax proceedings	314	515
Regulatory proceedings	179	329
Labor claims	145	130
Civil proceedings	219	229
Amounts to be refunded to customers	14	18
Provision for fines for canceling lease agreements	6	8
Total	**877**	**1,229**

Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011, GVT in 2015 and the mobile assets of Oi in 2022 (see




Note 5). These contingent liabilities amounted to 167 million euros at December 31, 2024 (187 million euros at December 31, 2023).

The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2024	12/31/2023
Federal taxes	126	149
State taxes	72	248
Municipal taxes	21	9
FUST	95	109
Total	**314**	**515**

The breakdown of changes in provisions for tax proceedings in 2024 and 2023 is as follows:

	Millions of euros
Balance at 12/31/2022	**446**
Movements with a corresponding entry under operating income	16
Write-offs due to payment	(3)
Monetary updating	38
Translation differences	18
Balance at 12/31/2023	**515**
Movements with a corresponding entry under operating income	7
Other additions/reversal	(84)
Write-offs due to payment	(12)
Business combination	9
Monetary updating	(46)
Translation differences	(75)
Balance at 12/31/2024	**314**

Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 40,850 million Brazilian reals (6,347 million euros) as of December 31, 2024 (36,963 million Brazilian reals, 6,909 million euros as of December 31, 2023). The possible contingencies from the main income tax proceedings (federal tax) are described in Note 25.

Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).

With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an

alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. Consolidated provisions totaled 1,151 million Brazilian reals (179 million euros) at December 31, 2024 (1,761 million Brazilian reals, 329 million euros at December 31, 2023).

In 2024, Telefónica Brasil and ANATEL signed a self-composition agreement regarding the switched fixed telephone service (STFC) from the concession regime to an authorization regime (see Notes 29.a and Appendix VI). As a consequence of this agreement, regulatory provisions amounted to 792 million Brazilian Reais (137 million euros) have been reversed with a corresponding entry under Other expenses (386 million Brazilian Reais, equivalent to 67 million euros, see note 26) and in financial results (406 million Brazilian Reais, 70 million euros, see note 19).

In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 3,067 million Brazilian reals (476 million euros) at December 31, 2024 (6,765 million Brazilian reals, 1,264 million euros at December 31, 2023. The reduction in 2024 of these possible losses from regulatory contingencies is mainly related to the self-composition agreement signed by Telefónica Brasil and ANATEL described above.

In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 311 million euros at December 31, 2024 (398 million euros at December 31, 2023).

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2024 and December 31, 2023 are as follows:

Millions of euros	12/31/2024	12/31/2023
Tax proceedings	264	304
Labor claims	11	17
Civil proceedings	139	161
Regulatory proceedings	51	58
Garnishments	2	4
Total	**467**	**544**
Current	24	14
Non-current (see Note 12)	443	530




Note 25. Tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 47 companies at December 31, 2024 (45 companies at December 31, 2023).

This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.

Group companies which are resident in Spain and which are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.

Deferred taxes movement

The movements in deferred taxes in the Telefónica Group in 2024 and 2023 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31 2023	**6,240**	**2,702**
First application of IAS 21	—	(48)
Additions	1,418	1,028
Disposals	(928)	(811)
Transfers	27	26
Translation differences and inflation adjustments	(89)	(2)
Company movements and others	5	10
Balance at December 31 2024	**6,673**	**2,905**

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2022	**4,884**	**3,067**
Additions	2,040	383
Disposals	(760)	(673)
Transfers	15	21
Translation differences and inflation adjustments	61	(92)
Company movements and others	—	(4)
Balance at December 31, 2023	**6,240**	**2,702**

The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies.

Main changes registered in 2024

In 2024 there were additions of deferred tax assets for 78 million euros as a result of the provisions recognized during the year in relation to the various workforce restructuring plans, other obligations with employees of the companies include in the group in Spain and its financial update (see Note 24). Likewise, disposals of deferred tax assets in 2024 included the impact of the materialization of these provisions and its financial update, amounting to 255 million euros.

218 million euros of deferred tax assets were recorded due to the application of Law 7/2024 of December 20, which, in addition to regulating the Global minimum tax, establishes the extension to 2024 and 2025 of the 50% limitation on the use of individual tax loss carryforwards for the year, which must be reversed in equal parts in each of the ten years following the year in which they are applied.

The abovementioned Law also re-establishes the mandatory reversal regime for impairment losses on securities representing capital or equity that had been tax deductible prior to 2013 and were pending reversal at January 1, 2024 (see section Constitutional Court Ruling on Royal Decree Law 3/2016 in this Note).

The reversal must be done, at least, in equal parts in each of the first three years beginning on or after January 1, 2024, which has resulted in the recording of a




deferred tax liability of 535 million euros for the balance outstanding at the beginning of 2024. The Company has taken into account in its analysis of recoverability of deferred tax assets at the end of 2024 the amount of impairment losses deducted prior to 2013 that are pending integration, quantifying the effects of their return in the years. As a result, deferred tax assets amounting to 410 million euros have been recorded as additions.

Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 127 million euros and applied tax loss carryforwards amounting to 60 million euros in 2024. Furthermore, Telefónica Germany recognized additions of deferred tax liabilities amounting to 40 million euros.

The additions of deferred tax assets included tax credits recognized for 106 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2024 amounting to 83 million euros.

Telefónica Brasil recognized additions of deferred tax assets in the amount of 3 million euros, applied tax loss carryforwards amounting to 65 million euros and recognized disposals for temporary differences in the amount of 4 million euros in 2024. Additionally, it recognized additions of liabilities for deferred taxes amounting to 178 million euros and disposals of deferred tax liabilities amounting to 140 million euros.

Telefónica Chile recognized additions of deferred tax assets in the amount of 70 million euros and disposals of deferred tax assets in the amount of 38 million euros in 2024. Additionally, recognized additions of deferred tax liabilities in the amount of 8 million euros and disposals of deferred tax liabilities amounting to 24 million euros.

Telefónica Colombia recognized disposals of deferred tax assets in the amount of 45 million euros in 2024. Additionally, recognized disposals of deferred tax liabilities in the amount of 11 million euros.

Likewise, in 2024, Telefónica del Perú has reversed deferred tax assets for loss carryforwards, amounting to 91000000 million euros (see Note 2).

Telefónica Argentina recorded disposals in deferred tax liabilities, and additions in deferred tax assets for temporary differences, amounting to 332 million euros and 141 million euros, respectively, mainly corresponding to the tax effect of the impairment loss on intangible assets and property, plant and equipment recorded at the end of 2024 (see Note 2).

The movements relating to deferred taxes recognized directly in equity in 2024 amounted to 29 million euros of additions (net position of higher deferred tax liabilities)

and 115 million euros of disposals (net position of higher deferred tax liabilities).

Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 156 million euros as of December 31, 2024. The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 330 million euros as of December 31, 2024.

Main changes registered in 2023

Following the ruling of the General Court Judgment of September 27, 2023 that finally annuls the Third Decision (EU) 2015/314 of the Commission (see the section "Tax deductibility of financial goodwill in Spain" in this note) an addition of tax credits for tax loss carryforwards was recognized with a balancing entry in the income tax amounting to 334 million euros.

Likewise, as of December 31, 2023, the recoverability of the deferred tax assets of the Tax Group in Spain has been estimated, considering: i) the estimates of results of the companies that make up the Tax Group; and ii) the effects of RD 3/2016 (see Constitutional Court Judgment on Royal Decree Law 3/2016 in this note). Following this analysis, deferred tax assets were recorded for tax loss carryforwards and deductions, with a counterpart in income taxes, in the amount of 541 million euros.

Additionally, in 2023 there were additions of deferred tax assets for 412 million euros as a result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies include in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2023 included the impact of the materialization of these provisions and its financial update, amounting to 208 million euros.

Deferred tax assets were added in the amount of 306 million euros in Spain, as a consequence of Law 38/2022, of December 27, which establishes temporary measures in determining the tax base under the tax consolidation regime, limiting the amount of individual tax loss carryforwards corresponding to fiscal year 2023 to 50%.

Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 115 million euros and applied tax loss carryforwards amounting to 41 million euros in 2023. Furthermore, Telefónica Germany recognized deferred tax liabilities disposals amounting to 18 million euros.

The additions of deferred tax assets included tax credits recognized for 73 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2023 amounting to 79 million euros.




Telefónica Brasil recognized additions of deferred tax assets in the amount of 23 million euros, applied tax loss carryforwards amounting to 60 million euros and recognized disposals for temporary differences in the amount of 61 million euros in 2023. Additionally, it recognized additions of liabilities for deferred taxes amounting to 119 million euros and disposals of deferred tax liabilities amounting to 266 million euros.

Telefónica Chile recognized additions of deferred tax assets in the amount of 94 million euros and disposals of deferred tax assets in the amount of 18 million euros in 2023. Additionally, it recognized additions of deferred tax liabilities in the amount of 48 million euros and disposals of deferred tax liabilities amounting to 28 million euros.

Telefónica Colombia recognized additions of deferred tax assets in the amount of 9 million euros and disposals of deferred tax assets in the amount of 66 million euros in 2023. Additionally, it recognized disposals of deferred tax liabilities in the amount of 13 million euros.

The movements relating to deferred taxes recognized directly in equity in 2023 amounted to 2 million euros of additions (net position of higher deferred tax liabilities) and 194 million euros of disposals (net position of higher deferred tax liabilities).

Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 258 million euros as of December 31, 2023.The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 233 million euros as of December 31, 2023.

Expected realization of deferred tax assets and liabilities

The estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2024 is as follows:

Millions of euros

12/31/2024	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,673	1,034	5,639
Deferred tax liabilities	2,905	295	2,610

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2024	12/31/2023
Tax credits for loss carryforwards	2,877	2,803
Unused tax deductions	1,000	733
Deferred tax assets for temporary differences	2,796	2,704
Total deferred tax assets	**6,673**	**6,240**




Tax credits for loss carryforwards

The movements in Tax credits for loss carryforwards in the Telefónica Group in 2024 and 2023 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2023	Additions	Reversals	Translation differences and other	Balance at 12/31/2024
Spain	1,110	183	(17)	1	1,277
Germany	879	234	(144)	1	970
Latin America	814	135	(230)	(89)	630
Total tax credits for loss carryforwards	**2,803**	**552**	**(391)**	**(87)**	**2,877**

Location of the company (Millions of euros)	Balance at 12/31/2022	Additions	Reversals	Translation differences and other	Balance at 12/31/2023
Spain	457	725	(75)	3	1,110
Germany	810	189	(120)	—	879
Latin America	741	133	(113)	53	814
Other	3	—	(3)	—	—
Total tax credits for loss carryforwards	**2,011**	**1,047**	**(311)**	**56**	**2,803**

The Spanish tax group considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amounted to 5,426 million euros at December 31, 2024:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	**3,439**	868	2,571
Tax loss carryforwards generated before consolidation in the tax group	**1,987**	—	1,987

Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2024 amounted to 1,277 million euros (1,110 million euros at December 31, 2023). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 113 million euros (77 million euros at December 31, 2023). These tax credits do not expire.

The Group companies in Germany have recognized 970 million euros of tax credits for loss carryforwards at December 31, 2024 (879 million euros at December 31, 2023). Total unrecognized tax credits for loss carryforwards of these companies amount to 5,168 million euros (5,295 million euros at December 31, 2023). These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial position arising from the Latin American

subsidiaries at December 31, 2024 amounted to 630 million euros (814 million euros as of December 31, 2023). Total unrecognized tax credits for tax loss carryforwards in Latin America amounted to 797 million euros (841 million euros at December 31, 2023).

Deductions

The Group has recognized 1,000 million euros of tax credits from deductions at December 31, 2024, in Spain (733 milllon euros in 2023), generated primarily from R+D+i, double taxation, donations to non-profit organizations and film productions. Total unrecognized tax credits from deductions in Spain amounted to 123 million euros at December 31, 2024 (244 million euros as of December 31, 2023).




Temporary differences

The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2024 and 2023 are as follows:

Millions of euros	12/31/2024	12/31/2023
Goodwill and intangible assets	652	787
Property, plant and equipment	438	378
Personnel commitments	1,271	1,498
Provisions	960	1,062
Investments in subsidiaries, associates and other shareholdings	37	—
Inventories and receivables	237	330
Rights of use	42	48
Lease liabilities	990	994
Other concepts	668	489
Total deferred tax assets for temporary differences	**5,295**	**5,586**
Deferred tax assets and liabilities offset	(2,499)	(2,882)
Total deferred tax assets for temporary differences registered in the statement of financial position	**2,796**	**2,704**

Millions of euros	12/31/2024	12/31/2023
Goodwill and intangible assets	1,549	1,928
Property, plant and equipment	854	1,105
Personnel commitments	2	2
Provisions	35	35
Investments in subsidiaries, associates and other shareholdings	1,225	746
Rights of use	997	1,023
Lease liabilities	2	2
Other concepts	740	743
Total deferred tax liabilities for temporary differences	**5,404**	**5,584**
Deferred tax assets and liabilities offset	(2,499)	(2,882)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	**2,905**	**2,702**

Deferred tax assets and liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The heading "Other concepts" of deferred tax assets for temporary differences include, among others, the effect of the 50% limitation on the use of individual negative tax credits for loss carryforwards for the year of companies under a tax consolidation regime in Spain (see the section Main deferred tax movements recorded in 2024 of this Note). "Other concepts" of deferred tax liabilities for temporary differences include, among others, the difference between the accounting and tax values created by the value of financial derivatives and assets and liabilities related to the recognition of income.

Total unrecognized tax credits from temporary differences, mainly from Pegaso Pcs S.A. de C.V. and Colombia Telecomunicaciones S.A. ESP BIC, amounted to 886 million euros at December 31, 2024 (982 million euros at December 31, 2023).

Tax payables and receivables

Current tax payables and receivables at December 31, 2024 and 2023 are as follows:

Millions of euros	Balance at 12/31/2024	Balance at 12/31/2023
Tax payables		
Tax withholdings	104	111
Indirect taxes	424	561
Social security	112	117
Current income taxes payable	658	769
Other	316	311
Total	**1,614**	**1,869**

Millions of euros	Balance at 12/31/2024	Balance at 12/31/2023
Tax receivables		
Indirect taxes	461	493
Current income taxes receivable	392	598
Other	117	102
Total	**970**	**1,193**

"Current income taxes payable" as of December 31, 2024 includes 549 million euros (660 million euros as of December 31, 2023) corresponding to Telefónica del Perú's legal proceedings related to corporate income tax (see the section *Tax litigation in Telefónica del Perú* in this note).




Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense from continuing operations for 2024, 2023 and 2022 is as follows:

Millions of euros	2024	2023	2022
Accounting profit before tax	**557**	**(1,473)**	**2,960**
Tax expense at prevailing statutory rate	102	(248)	797
Permanent differences	165	442	(793)
Changes in deferred tax charge due to changes in tax rates	2	—	1
(Capitalization)/reversal of tax deduction and tax relief	(252)	(173)	88
(Capitalization)/reversal of loss carryforwards	(333)	(855)	197
Increase/(decrease) in tax expense arising from temporary differences	599	11	43
Other concepts	65	(76)	308
Corporate income tax	**348**	**(899)**	**641**
Breakdown of current/deferred tax expense			
Current tax expense	519	473	(218)
Deferred tax expense	(171)	(1,372)	859
Total Corporate income tax	**348**	**(899)**	**641**




2024

Permanent differences for 2024 mainly included the result of excluding goodwill impairment losses (see Note 26) from the reconciliation. Goodwill impairment losses are part of the Accounting profit before tax but have no effect on the consolidated Corporate income tax.

(Capitalization)/reversal of tax deduction and tax relief in 2024 mainly includes the activation of deferred tax assets for deductions within the tax group of Telefónica, S.A. following the recoverability analysis at year-end, amounting to 236 million euros, with a corresponding deferred tax expense (see the section Main changes registered in 2024 above in this note).

(Capitalization)/reversal of loss carryforwards in 2024 mainly includes the effect of the activation of tax credits for tax loss carryforwards generated in previous years of Telefónica, S.A.amounting to 174 million euros, Telefónica Germany amounting to 127 million euros and Group 3G UMTS Holding GmbH amounting to 106 million euros (see the section Main changes registered in 2024 above in this note).

The increase/(decrease) in tax expense arising from temporary differences in 2024 mainly includes the recognition of the deferred tax liability amounting to 535 million euros, following the reinstatement of the mandatory reversal regime for impairment losses on equity securities that had been tax-deductible prior to 2013 and were still pending reversal as of January 1, 2024 (see the section "Main movements in deferred taxes recognized in 2024" of this note).

2023

Permanent differences for 2023 mainly included 477 million euros that result from excluding from the reconciliation the share of loss of VMO2 accounted for by the equity method (see Note 10). This result is part of the Accounting profit before tax but has no effect on the consolidated Corporate income tax.

(Capitalization)/reversal of tax deduction and tax relief in 2023 mainly included the reversal of deferred tax assets for tax credits of the Telefónica, S.A. tax group amounting to 173 million euros, with a balancing entry in deferred tax expense (see Main changes registered in 2023 above in this note).

(Capitalization)/reversal of loss carryforwards in 2023 mainly included the effect of the General Court Judgment of September 27, 2023 that finally annuls the Third Decision (EU) 2015/314 of the Commission (see Tax deductibility of financial goodwill in Spain in this note) with a corresponding entry under deferred tax assets amounted to 334 million euros and the activation of tax credits for tax loss carryforwards generated in previous years of Telefónica, S.A. for an amount of 368 million euros, the recognition of tax credits for tax loss

carryforwards generated in previous years of Telefónica Germany amounting to 115 million euros and Group 3G UMTS Holding GmbH amounting to 73 million euros (see the section Main changes registered in 2023 above in this note).

2022

"Permanent differences" for 2022, mainly included 651 million of income corresponding to the last corporate simplification implemented in Brazil due to the approval in 2021 of a new Telecommunications Law (Law 14.195 of 26 August 2021), the consequent repeal of Decree 2.617/1998, which abolishes the obligation to control a telecommunications company through a Brazilian company.

Likewise, as a result of the closure of the tax inspection of Group 3G UMTS Holding GmbH for several years up to 2015 and once it was confirmed that no adjustment was proposed, the company has reversed the provision that had been recorded for this purpose, with an impact on Corporate income tax of 186 million euros and in Finance income of 69 million euros. This movement has not had any cash effect.

(Capitalization)/reversal of tax deduction and tax relief in 2022 mainly included the reversal of deferred tax assets for tax credits of the Telefónica, S.A. tax group amounting to 112 million euros, with a balancing entry in deferred tax expense.

(Capitalization)/reversal of loss carryforwards in 2022 mainly included the effect of unrecorded tax loss carryforwards generated in the year and the reversal of tax loss carryforwards generated in prior years of the Telefónica, S.A. tax group, amounting to 326 million euros and 85 million euros, respectively. On the other hand, the recognition of tax credits for tax loss carryforwards generated in previous years of Telefónica Germany amounting to 76 million euros and Group 3G UMTS Holding GmbH amounting to 76 million euros are included too in (Capitalization)/reversal of loss carryforwards in 2022.

Other items in 2022 mainly included an expense of 241 million euros as a result of the provision for tax contingencies recorded during the year by Telefónica del Perú.

Tax deductibility of financial goodwill in Spain

The tax regulations added article 12.5 to the Spanish Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (fondo de comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.




Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Colombia Telecomunicaciones (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2024, was 2,368 million euros.

In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State, as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision, in its third decision issued on October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

There are also doubts in the Spanish Courts about the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission.

On October 6, 2021, the Court of Justice of the European Union concluded that the European Commission correctly classified the Spanish tax depreciation scheme of the Fondo de Comercio as State aid incompatible with the internal market for the First and Second Decisions.

With regard to the recognition of legitimate expectations for the First and Second decisions, the Court of Justice of the European Union confirms its applicability.

The proceedings initiated on the Third Decision, suspended until the resolution of the 1st and the 2nd Decisions resumed on October 19, 2021. The General Court of the Court of Justice of the European Union issued a ruling on September 27, 2023 annulling the Commission's Third Decision (EU) 2015/314, effective as of the day of its publication. However, the proceedings have not been finally concluded as the European Commission appealed the ruling to the Court of Justice of the European Union on December 14, 2023.

As a result of the execution of this Sentence, in accordance with the opinion of the Company and its advisors as to the likely outcome of the aforementioned appeal, as well as that of the Constitutional Court on Royal Decree Law 3/2016, Telefónica could once again have available (in addition to the 334 million euros mentioned in the section "Main changes registered in 2023"), totally or partially, the tax credits for tax loss carryforwards and deductions described under "Constitutional Court Ruling on Royal Decree Law 3/2016" of this note.

The "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019, February 2021 and July 2023, the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, 2016 to 2018 and 2019 to 2020, respectively. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 13.4 million euros. All settlements have been appealed by the Company in the Spanish courts.

Notwithstanding the fact that Telefónica understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 480 million euros as of December 31, 2024 (419 million euros as of December 31, 2023).

Inspections of the tax group in Spain

In July 2019, new inspection procedures were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The periods audited for Corporate Income Tax were the years 2014 to 2017.

The closing of the inspection procedure took place in January 2022, with the Settlement Agreement being notified, and which the Company challenged in an economic-administrative procedure at the Central Economic-Administrative Court due to the adjustments with which it did not agree, mainly related to the "juros sobre el capital propio". In December 2022, the Company received a rejection resolution from the Central Economic-Administrative Court, which was challenged on the National High Court in February 2023. The final decision is still pending.




In relation to the 2008-2011 inspection procedure, in July 2022 Telefónica was notified of the Supreme Court's decision rejecting the appeal for cassation filed by the State Attorney's Office against the judgment of the Audiencia Nacional (National High Court) of October 29, 2021. This confirmed the criteria used by Telefónica, S.A. for the use of tax losses carryforward and deductions in relation to the liquidation agreements derived from the Corporate Income Tax inspection of those years.

On October 24, 2022, an Agreement for the Execution of the Judgment of the Audiencia Nacional (National High Court) was issued, which orders the refund to Telefónica of an amount of 790 million euros for taxes paid in those years, as well as an amount of 526 million euros as delayed interest. Said amounts were collected on October 28, 2022.

In July 2023 new inspection procedures were initiated with respect to several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and periods being audited were as follows: corporate income tax for the years 2018 to 2021 and value added tax for the period from May to December 2019 as well as for the years 2020 and 2021.

As a result of the ongoing inspection process and the years still to be inspected, at the end of the financial year 2024, it is not estimated that there will be a need to recognize additional liabilities in addition to those described in the Consolidated Financial Statements.

Constitutional Court Ruling on Royal Decree Law 3/2016

On January 18, 2024, the plenary session of the Constitutional Court of Spain ("TC") unanimously declared unconstitutional certain measures introduced by Royal Decree-Law 3/2016 of December 2 on corporate income tax. Specifically, the TC declared unconstitutional the setting of stricter ceilings for the offsetting of tax loss carryforwards, the introduction ex novo of a limit on the application of double taxation deductions, and the obligation to automatically integrate into the tax base of the tax the impairment of holdings that had been deducted in previous years. This ruling, following the trend of previous TC rulings, points out that, in the interest of legal certainty, the effects of the declaration of unconstitutionality are limited.

However, because Telefónica has submitted letters of request for rectification for the financial years 2016 onwards of both the consolidated self-assessment tax returns (Form 220) of the Tax Group 24/90 and the individual self-assessment tax returns (Form 200) of the Group companies affected by the measures deemed to be unconstitutional, Telefónica would not be affected by any such limitation on the scope of the declaration of unconstitutionality.

Furthermore, on December 21, 2024, Law 7/2024 of December 20 was published in the Official State Gazette (BOE), which, in addition to regulating a complementary tax ensuring a minimum global tax rate for multinational groups (transposing European Council Directive 2022/2523 of December 15), introduces other changes to the corporate income tax in order to reverse the effects of the partial annulment of the tax measures introduced by Royal Decree-Law 3/2016 of December 2.

With effect from tax periods starting on or after January 1, 2024 and not yet concluded at the time the Law 7/2024 comes into force, the mandatory reversal regime for impairments of securities on share capital or equity that had been fiscally deductible prior to 2013 is reinstated.

Specifically, the total amount of impairments that were deductible before 2013 and are pending reversal as of January 1, 2024 must be included in the tax base.

The reversal must be made, at a minimum, in equal parts during each of the first three financial years starting from January 1, 2024. It will be possible to offset the positive income arising from this mandatory reversal with tax loss carryforwards generated in years prior to 2021, without the application of the 25% and 50% limits mentioned earlier (although the general 70% limit will still apply).

As a result, the corporate income tax returns of the fiscal group in Spain for the years 2016 to 2021 will be affected by the aforementioned ruling. Given the current status of the litigation related to the corporate income tax for 2016-2017 before the Spanish National Court, and the conclusion of the tax inspection process for the years 2018 to 2021, it is expected that the Spanish tax authorities will issue the corresponding enforcement agreements when the inspection procedure concludes in 2025.

Accordingly, Telefónica, with the support of its external advisors, based on the applicable financial reporting framework, has taken into account the effects of the unconstitutionality of Royal Decree-Law 3/2016 and Law 7/2024,

n its analysis of recoverability of deferred tax assets at the end of 2024, this resulted mainly in the reversal of impairment of portfolios that were tax-deductible in periods starting prior to January 1, 2013 and their integration in the taxable income base according to the provisions of Article 12.3 of Royal Decree-Law 4/2004 and the new Law 7/2024.

The effects are shown in the section "Main changes registered in 2024" in this note.

As a result of the execution of this TC ruling, as well as the ruling from the General Court of the European Union regarding the amortization of goodwill, Telefónica could




once again have available (in addition to the 334 million euros mentioned), either in whole or in part, the following tax credits for tax loss carryforwards and deductions used in the assessments of those years: for tax loss carryforwards of the years 2002, 247 million euros; 2004, 21 million euros; 2011, 615 million euros; and 2015, 1,503 million euros; and for deductions: for double taxation for the years 2010 to 2020, 952 million euros; for reinvestment for the years 2003 and 2011 to 2013, 23 million euros; for investments from 2003 to 2013, 476 million euros; for donations from the years 2009 to 2018, 260 million euros; for fixed assets in the Canary Islands from 2010 to 2020, 101 million euros and due to the reversal of temporary measures from 2015 to 2020, 29 million euros.

Tax litigation in Telefónica Brazil

State taxes

The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to this tax.

To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), the Supreme Court has established that the tax is only payable in respect of assessments for periods after October 2016.

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, was approximately 25,760 million Brazilian reais as of December 31, 2024 (approximately 4,002 million euros at the exchange rate on that date, see Note 24), 23,130 million Brazilian reais as of December 31, 2023 (approximately 4,323 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e., that the aforesaid services are not subject to ICMS.

Federal taxes

In addition, there are possible contingencies in relation to federal income taxes for a total amount of 36,723 million Brazilian reais as of December 31, 2024 (approximately 5,706 million euros at the exchange rate on that date), compared to 30,379 million Brazilian reais as of December 31, 2023 (approximately 5,678 million euros at the exchange rate on that date), mainly related

to the tax amortizations in Brazil in the years between 2011 and 2021 with respect to goodwill originated in the acquisitions of Vivo and GVT and their subsequent mergers with Telefónica Brasil. In relation to the tax amortization of goodwill in 2024, the last assessment received was for an amount of 4,018 million Brazilian reais (approximately 624 million euros at the exchange rate as of December 31, 2024). Telefónica Brasil has challenged the related assessments. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.

There are other probable contingencies in relation to the federal income taxes for the total amount of 216 million Brazilian reais as of December 31, 2024 (approximately 34 million euros at the exchange rate as of December 31, 2024), compared to 198 million Brazilian reais as of December 31, 2023 (approximately 37 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.

Tax litigation in Telefónica del Perú

In relation to tax claims in Peru, it should be noted that Telefónica del Perú is party to numerous legal proceedings (contentious administrative proceedings (ACAs) and appeals (amparos)) for tax matters relating to corporate income tax and VAT, mainly for the years 1998 to 2005, the most relevant being those corresponding to the years 1998 to 2001 (relating to corporate income tax, payments in advance, credit balances, associated VAT, interest and applicable penalties).

The evolution of the appeals of the different cases from the period 1998 to 2001 has been uneven and complex over the last few years, but we can highlight the second instance Judgment of 2015, which was partially upheld; the Supreme Court Judgments of 2019; the January 2020 Supreme Court Ruling, annulling the previous rulings of 2000 and 2001 in relation to the provision for doubtful debts; the Constitutional Court Rulings in 2021 in relation to the settlement of late payment interest, partially upheld; and the Supreme Court Rulings of 2021 and 2022 on the credit balance from 1999 used in 2000.

On January 17 and 18, 2023, Telefónica del Perú received notifications of the judgments handed down by the Supreme Court that resolved, in the last instance and unfavorably to the Company (references to the "Company" in this section refer to Telefónica del Perú), the contentious administrative proceedings relating to income tax for the years 1998, 2000 and 2001.

The rulings issued by the Fifth Chamber of Constitutional and Social Transitory of the Supreme




Court do not contain any payment mandate to the Company, as the rulings issued in the administrative contentious proceedings were resolved on concepts derived from a pronouncement of the Tax Court. At the end of these proceedings – and any others that may be applicable – the Tax Administration, through an administrative act, will determine the amount of the corresponding payment obligations.

Because there were certain adjustments on which the rulings had been definitive since 2015 (positively for the Company in relation to the deductibility of the rental of public spaces and negatively in the case of the deductibility of certain financial charges), the Company previously recorded a provision with an impact on income tax, the amount of which has been updated periodically and constantly depending on the evolution of the various proceedings and the applicable interest rates.

In addition to the above, in June 2022 a new ruling was received from the Tax Court in relation to the corporate income tax of Telefónica Móviles del Perú for 2000. This ruling was favorable to the Company with respect to the recognition of the tax value of certain network assets and unfavorable with respect to the deductibility of the exchange rate tax.

In relation to all these proceedings, the Group considers that the initial amount claimed by the Peruvian government has been exponentially increased by the accrual of interest generated by the delay, not attributable to the Company, of almost 20 years in processing the lawsuits, meaning that almost 80% of the total amount claimed is due to interest and fines. And all this, despite the fact that in 2021 the Constitutional Court itself ruled in favor of Telefónica del Perú, recognizing that it had been charged interest for delays not attributable to the company.

For this and other reasons, the Group has been in international arbitration before ICSID since March 2021 for various conducts of the Peruvian State in violation of the Agreement for the Promotion and Reciprocal Protection of Investments between Spain and Peru (see Note 29.a)..

During the 2024 financial year, the partial execution of the guarantees provided during the aforementioned proceedings from 1998 to 2001 has finally taken place, for a total amount of 1,105 million Peruvian soles, equivalent to 272 million euros at the 2024 average exchange rate.

The Company has recorded the necessary provisions for the contingencies considered probable, leaving as possible contingencies an amount of 517 million Peruvian soles as of December 31, 2024, or approximately 132 million euros at the exchange rate on that date (587 million Peruvian soles as of December 31, 2023, or

approximately 143 million euros at the 2024 average exchange rate).

The total provision for tax litigation in Peru, following the payments made to date, as well as the use of credit balance and the restatement of interest, have led to the adjustment of the provision at December 31, 2024, which amounts, including the amount corresponding to the guaranteed letters paid and pending return, to 2,739 million Peruvian soles, or approximately 700 million euros at the exchange rate as of December 31, 2024 (3,117 million Peruvian soles as of December 31, 2023 or approximately 761 million euros at the exchange rate on that date).

Years open for inspection in the Group companies

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country's tax legislation, taking into account their respective statute of limitations periods. In Spain, years from 2018 onwards are open to inspection.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

- The last ten years in the United Kingdom.

- The last nine years in Germany.

- The last seven years in Argentina.

- The last six years in Venezuela and Colombia.

- The last five years in Brazil, Mexico, Uruguay and the Netherlands.

- The last four years in Peru and Ecuador.

- The last three years in Chile and the United States.

The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Complementary Minimun Tax (Pillar Two)

On December 21, 2024, the Official State Gazette published Law 7/2024 of December 20, which establishes a Complementary Tax to guarantee a minimum global level of taxation for multinational groups and large domestic groups, a Tax on the margin of interest and fees of certain financial entities, and a Tax on liquids for electronic cigarettes and other tobacco-related products, as well as amendments to other tax regulations (hereinafter, "Law 7/2024").




Law 7/2024 implements Pillar Two in Spain, establishing, with retroactive effect for fiscal years starting on January 1, 2024, a Complementary Tax that ensures large multinational groups are taxed at a minimum effective rate of 15% wherever they operate.

The Telefónica Group, as a large multinational group, is subject to this Complementary Tax.

In this regard, the group has conducted an analysis of the potential impacts that may arise from the application of this tax in the 2024 financial year in those jurisdictions where it is present, considering the application of the Transitional Safe Harbours outlined in the Fourth Transitional Provision of Law 7/2024 and, where applicable, the full calculation.

These Transitional Safe Harbours aim to facilitate adaptation to the Pillar Two regulations by stipulating that the Complementary Tax will be zero if any of the three regulated tests are met.

The tax expense in the consolidated accounts for 2024 related to jurisdictions where none of the safe harbour tests are met does not have a significant impact, in accordance with the application of the Pillar Two legislation.

The Group applies the exemption to recognise and disclose information on deferred tax assets and liabilities arising from the implementation of Law 7/2024, as provided in the amendments to IAS 12 issued in May 2023.




Note 26. Revenue and expenses

Revenues

The breakdown of Revenues for the years 2024, 2023 and 2022 is as follows:

Millions of euros	2024	2023	2022
Revenues from rendering of services	35,480	34,832	34,479
Lease revenues	79	71	76
Sale of goods	5,756	5,749	5,438
Total	**41,315**	**40,652**	**39,993**

"Revenues from sale of goods" mainly include the sale of mobile handsets, also including those corresponding to leases of terminals with a purchase option.

In 2024, "revenues from rendering of services" included 212 million euros corresponding to insurance contracts (212 million euros in 2023), after the adoption of IFRS 17 on January 1, 2023.

Other income

The breakdown of "Other income" is as follows:

Millions of euros	2024	2023	2022
Own work capitalized	820	803	783
Gain on disposal of businesses	47	24	205
Gain on disposal of property, plant and equipment	161	257	582
Gain on disposal of intangible assets	—	2	1
Government grants	39	27	16
Other operating income	625	428	478
Total	**1,692**	**1,541**	**2,065**

"Other operating income" in 2024 included the amount corresponding to the favorable award to Telefónica relating to the international arbitration proceeding against the Republic of Colombia, which amounted to approximately 380 million U.S. dollars (approximately 358 million euros, see notes 2, 15 and 29.a).

"Gain on disposal of businesses" in 2024 includes the gain generated in the joint operation in Colombia (see Note 5), which amounted to 47 million euros.

"Gain on disposal of businesses" in 2022 mainly included the gain from the sale of fiber optics assets of Colombia Telecomunicaciones, amounting to 162 million euros and the gain from the establishment of the joint company for the deployment of fiber in the United Kingdom amounting to 20 million euros.

"Gain on disposal of property, plant and equipment" includes the gains on sale and leaseback transactions, which amounted to 17 million euros, 105 million euros and 381 million euros in 2024, 2023 and 2022, respectively (see Note 20).

Other expenses

The breakdown of "Other expenses" is as follows:

Millions of euros	2024	2023	2022
Leases included in "Other expenses" [1]	97	68	86
Other external services	8,351	8,282	8,731
Taxes other than income tax	831	753	834
Change in trade provisions	719	734	693
Losses on disposal of fixed assets, losses on operations classified as held for sale and sale of assets	1,525	33	124
Goodwill impairment (Note 7)	866	58	—
Other operating expenses	165	370	273
Total	**12,554**	**10,298**	**10,741**

[1] According to IFRS 16, only short-term leases and leases involving low-value assets or intangible assets are included (see Note 9).

"Goodwill impairment" in 2024 includes the impairment of goodwill allocated to the cash-generating unit of Peru (226 million euros), Chile (397 million euros), Telefónica Tech UK & Ireland (192 million euros) and the Be-terna Group (51 million euros).

"Goodwill impairment" in 2023 included an impairment of goodwill allocated to the Ecuador cash-generating unit of 58 million euros.

"Losses on disposal of fixed assets, losses on operations classified as held for sale and sale of assets" in 2024 includes mainly impairment losses on intangible assets




and property, plant and equipment in Telefónica Argentina amounting to 1,274 million euros (see Notes 2, 6 and 8), impairment losses on intangible assets of Telefónica del Perú amounting to 54 million euros (see Notes 2 and 6), impairment losses on property, plant and equipment of Pangea amounting to 108 million euros (see Note 30) and the impairment of goodwill allocated to the fiber optics business in Peru amounting to 34 million euros (see Note 30). In 2022 included impairment losses on intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 77 million euros.

"Other operating expenses" in 2024 includes a lower expense of 386 million Brazilian Reais (67 million euros at the 2024 average exchange rate) referring to the reversal of regulatory provisions of Telefónica Brasil after the Concession Migration Agreement signed between Telefónica Brasil and ANATEL (see notes 24.c and 29.a).

"Taxes other than income tax" includes the outstanding credits related to the court decisions in favor of Telefónica Brasil which recognized the right to deduct the ICMS from the calculation base of the PIS and COFINS. In 2024 there has been no impact on "Taxes other than income tax" having an impact of 51 million euros and 73 million euros in 2023 and 2022, respectively.

Purchases and other contractual commitments

The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	4,204
1 to 3 years	4,008
3 to 5 years	1,441
More than 5 years	1,895
Total	**11,548**

The purchases and other contractual commitments in the table above include 1,033 million euros corresponding to power purchase agreements (PPAs), mainly of Telefónica Spain for the period from 2025 to 2031 and Telefónica Germany for the period from 2025 to 2035 and 2040 (see Note 29.d). The Group uses these contracts to purchase energy from renewable sources, such as wind and solar, at generally fixed prices (see Note 3.l).

Commitments for short-term leases and low value leases amounted to 58 million euros as of December 31, 2024. In addition, the Group has lease collection commitments amounting to 5 million euros as of December 31, 2024.

Headcount

The table below presents the breakdown of the Telefónica Group's average number of employees by fully consolidated segment (see Note 4) in 2024, 2023 and 2022, together with total headcount at December 31 each year.

	2024		2023		2022	
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	19,055	18,305	21,342	21,443	21,099	20,947
Telefónica Germany	7,464	7,589	7,232	7,367	7,029	7,099
Telefónica Brazil	35,605	35,818	35,118	35,519	34,275	34,846
Telefónica Hispam	28,191	27,569	29,715	29,087	30,232	29,994
Other companies	11,069	11,589	10,717	10,726	9,928	10,765
Total	**101,384**	**100,870**	**104,124**	**104,142**	**102,563**	**103,651**




At December 31, 2024, approximately 40% of the final headcount were women (approximately 39% at December 31, 2023).

At December 31, 2024, the number of employees with disabilities was 2,700 (2,572 employees at December 31, 2023), of which 487 employees were in Spain (462 employees in 2023).

Depreciation and amortization

The breakdown of "Depreciation and amortization" on the consolidated income statement is as follows:

Millions of euros	2024	2023	2022
Property, plant and equipment (Note 8)	4,102	4,055	4,133
Intangible assets (Note 6)	2,462	2,583	2,599
Rights of use (Note 9)	2,235	2,159	2,064
Total	**8,799**	**8,797**	**8,796**

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities (see Note 17.c) by (b) the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2024	2023	2022
(Loss) profit attributable to ordinary equity holders of the parent company	(49)	(892)	2,011
Adjustment for the coupon corresponding to perpetual subordinated obligations	(359)	(339)	(279)
Tax effect	90	85	70
Total (loss) profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	**(318)**	**(1,146)**	**1,802**

Number of shares (thousands)	2024	2023	2022
Weighted average number of ordinary shares for basic earnings per share (does not include treasury shares)	5,635,695	5,668,142	5,740,105
Telefónica, S.A. plans of rights over shares	36,575	47,435	23,096
Weighted average number of ordinary shares outstanding for diluted earnings per share (excluding treasury shares)	5,672,270	5,715,577	5,763,201

For the purposes of calculating the earnings per share (basic and diluted) attributable to equity holders of the parent, the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividend (see Note 17.b).

Thus, basic and diluted (loss) earnings per share attributable to equity holders of the parent are as follows:

(Loss) earnings per share (euros)	2024	2023	2022
Basic	(0.06)	(0.20)	0.31
Diluted	(0.06)	(0.20)	0.31




Note 27. Long-term incentive plans based on Telefónica, S.A. shares

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2021-2025

At the General Shareholders' Meeting held on April 23, 2021, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.

The number of shares to be delivered depends (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company.

The plan has a duration of five years and is divided into three cycles of three years each. Performance assesment is carried out on the basis of the evolution of the share price, as well as the audited results of the Company, prior to their validation by the Nominating, Compensation and Corporate Governance Committee.

- The first cycle commenced on January 1, 2021 and ended on December 31, 2023. The maximum number of shares assigned to this cycle of the plan was 19,425,499 and the outstanding shares at December 31, 2023 were 17,728,523, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	9,712,749	8,864,262	2.64
FCF Objective	7,770,200	7,091,409	3.15
CO2 E.N. Objective	1,942,550	1,772,852	3.15

After considering the levels of performance during the measurement period, a weighted achievement coefficient of 89.45% was reached.

- The second cycle commenced on January 1, 2022 and ended on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 15,069,650 and the outstanding shares at December 31, 2024 were 13,851,509, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	7,534,825	6,925,755	2.43
FCF Objective	6,027,860	5,540,604	2.95
CO2 E.N. Objective	1,506,965	1,385,150	2.95

After considering the levels of performance during the measurement period, a weighted achievement coefficient of 100% was reached

- The third cycle commenced on January 1, 2023 and will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 16,618,564 and the outstanding shares at December 31, 2024 were 15,856,658, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	8,309,282	7,928,329	1.77
FCF Objective	6,647,426	6,342,664	2.81
CO2 E.N. Objective	1,661,856	1,585,665	2.81




Long-term incentive plan in Telefónica, S.A. shares: Performance Share Plan 2024-2028

The General Shareholders' Meeting of Telefónica, S.A. held on April 12, 2024 approved a long-term incentive plan consisting of the delivery of Telefónica, S.A. shares to executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery of a certain number of Telefónica, S.A. shares based on the fulfillment of the objectives established for each of the cycles into which the plan is divided.

The number of shares to be delivered depends on (i) 50% on the total shareholder return ("TSR") objective of Telefónica, S.A. shares being met; with respect to the TSRs of a comparison group of companies in the telecommunications sector weighted according to their relevance to Telefónica, (ii) 40% on the Telefónica Group's free cash flow generation (the "FCF"), (iii) 5% on the Neutralization of CO_2 Emissions and (iv) 5% on the number of women in executive positions, in line with the objective set by the Company.

The plan has a total duration of five years and is divided into three cycles of three years each. The assessment of the degree of compliance is carried out on the basis of the evolution of the share price, as well as the results audited by the Company's internal and external auditor, prior to their validation by the Nominating, Compensation and Corporate Governance Committee.

The first cycle of the plan began on January 1, 2024 and will end on December 31, 2026. The maximum number of shares assigned in this first cycle was 15,353,759, of which 15,317,175 remained outstanding as of December 31, 2024, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	7,676,879	7,658,587	2.85
FCF Objective	6,141,504	6,126,870	3.42
CO2 E.N. Objective	767,688	765,859	3.42
Women in executive positions	767,688	765,859	3.42

Long-term incentive plan based on Telefónica, S.A. shares: Talent for the Future Share Plan 2021-2025 (TFSP)

At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan *Talent for the Future Share Plan*.

The term of this plan was also five years and it is divided into three cycles. As in the case of the *Performance Share Plan* 2021-2025 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 10% on CO_2 Emission Neutralization, in line with the goal set by the Company.

- The first cycle commenced on January 1, 2021 and ended on December 31, 2023. The maximum number of shares assigned to this cycle of the plan was 1,751,500 and the outstanding shares at December 31, 2023 were 1,557,000, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	875,750	778,500	2.64
FCF Objective	700,600	622,800	3.15
CO2 E.N. Objective	175,150	155,700	3.15

After considering the levels of performance during the measurement period, a weighted achievement coefficient of 89.45% was reached.

- The second cycle commenced on January 1, 2022 and ended on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 1,646,500 and the outstanding shares at December 31, 2024 was 1,458,000, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	823,250	729,000	2.43
FCF Objective	658,600	583,200	2.95
CO2 E.N. Objective	164,650	145,800	2.95

After considering the levels of performance during the measurement period, a weighted achievement coefficient of 100% was reached.

- The third cycle commenced on January 1, 2023 and will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 1,771,500 and the outstanding shares at December 31, 2024 was 1,663,000, with the following breakdown:




Third cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	885,750	831,500	1.77
FCF Objective	708,600	665,200	2.81
CO2 E.N. Objective	177,150	166,300	2.81

First cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	765,250	756,750	2.85
FCF Objective	612,200	605,400	3.42
CO2 E.N. Objective	76,525	75,675	3.42
Women in executive positions	76,525	75,675	3.42

Long-term incentive plan in shares of Telefónica, S.A.: Talent for the Future Share Plan 2024-2028 (TFSP)

At its meeting on April 12, 2024,the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".

The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan 2024-2028 described above, the number of shares to be delivered depends on (i) 50% on the total shareholder return ("TSR") target of Telefónica, S.A. shares being met; with respect to the TSRs of a comparison group of companies in the telecommunications sector weighted according to their relevance to Telefónica, (ii) 40% on the Telefónica group's free cash flow generation (the "FCF"), (iii) 5% on the Neutralization of CO2 Emissions and (iv) 5% on the number of women in executive positions, in line with the objective set by the Company.

The plan has a duration of five years and is divided into three cycles of three years. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company (audited both by internal and external audit teams) prior to the approval by the Nominating, Compensation and Corporate Governance Committee.

The first cycle of the plan began on January 1, 2024 and will end on December 31, 2026. The maximum number of shares assigned in this first cycle was 1,530,500 and the outstanding shares at December 31, 2024 was 1,513,500, with the following breakdown:

Incentivized purchases of Telefónica, S.A. shares for employees

The Telefónica, S.A. Ordinary General Shareholders' meeting on April 8, 2022 approved a voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee could invest was limited to 1,800 euros. The total number of free shares to be delivered for the whole plan may never exceed 0.38% of the share capital of Telefónica, S.A. at the date of approval of the plan at the General Shareholders' Meeting.

The purchase period commenced in October 2022 and ended in September 2023. In March 2024 the vesting period of the plan will end.The plan's holding period ended in March 2024 and 10,255,044 shares were delivered to the Group's employees.




Note 28. Cash flow detail

Net cash flow provided by operating activities

The detail of net cash flow provided by operating activities is the following:

Millions of euros	2024	2023	2022
Cash received from operations	**48,856**	**47,314**	**46,925**
Cash paid from operations	**(36,134)**	**(34,646)**	**(34,778)**
Cash paid to suppliers	(30,360)	(29,188)	(29,509)
Cash paid to employees	(4,773)	(4,604)	(4,416)
Payments related to cancellation of commitments	(1,001)	(854)	(853)
Net payments of interest and other financial expenses net of dividends received	**(1,060)**	**(565)**	**(292)**
Net interest and other financial expenses paid	(1,620)	(1,811)	(1,236)
Dividends received	560	1,246	944
Taxes (payments)/proceeds	**(668)**	**(454)**	**(92)**
Net cash flow provided by operating activities	**10,994**	**11,649**	**11,763**

In 2024, dividends amounting to 425 million pounds were received from VMED O2 UK Limited (see Note 10) equivalent to 512 million euros (1,000 million pounds, equivalent to 1,154 million euros in 2023 and 800 million pounds, equivalent to 909 million euros in 2022).

In 2024, no payments have been made on account of the Corporate Tax of the Tax Group of Telefónica, S.A. (198 million euros in 2023). In December 2024, after executing a credit assignment contract signed with a financial institution, 211 million euros were collected corresponding to the 2023 installment (285 million euros in 2023 corresponding to the 2022 installment).

Net cash flow used in investing activities

The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	2024	2023	2022
Proceeds from the sale in property, plant and equipment and intangible assets	269	310	842
Payments on investments in property, plant and equipment and intangible assets	(5,790)	(6,161)	(6,350)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	**(5,521)**	**(5,851)**	**(5,508)**

Payments for non-financed spectrum in 2024 amounted to 46 million euros, mainly due to the payment of 23 million euros for Telefónica Móviles Uruguay and 21 million euros for Otecel.

Payments for non-financed spectrum in 2023 amounted to 128 million euros, mainly due to the payment of 97 million euros for Telefónica Móviles Argentina and 20 million euros for Telefónica Móviles España.

Payments for non-financed spectrum in 2022 amounted to 27 million euros, mainly due to the payment of 11 million euros for Telefónica Móviles Argentina and 8 million euros for Telefónica Móviles España.




Millions of euros	2024	2023	2022
Tax associated with the sale of the tower division of Telxius	–	876	–
Constitution of VMO2	–	–	(256)
Sale of Telecommunications towers divisions of Telxius	48	90	2
Tax associated with the sale of InfraCo	–	–	(124)
Sale of Telefónica Móviles El Salvador	–	–	116
Sale of fiber assets of Colombia Telecomunicaciones	8	–	55
Deferred collection sale of T. Ireland	–	–	35
Sale of China Unicom shares (Note 12)	147	–	–
Others	17	38	57
Proceeds/(payments) on disposals of companies, net of cash and cash equivalents disposed	**220**	**1,004**	**(115)**
Oi mobile assets acquisition (Note 2)	–	(3)	(986)
Incremental acquisition (Note 5)	–	–	(178)
BE-terna acquisition (Note 5)	–	(5)	(328)
IPNET acquisition (Note 5)	(10)	–	–
Capital increase of UGG TopCo (Note 10)	(91)	(73)	(50)
Capital increase of InfraCo Chile (Note 10)	(6)	(46)	–
Loan to InfraCo Chile (Note 12)	–	(46)	–
Capital increase of nexfibre (Note 10)	(38)	(33)	–
Others	(44)	(46)	(86)
Payments on investments in companies, net of cash and cash equivalents acquired	**(189)**	**(252)**	**(1,628)**

Millions of euros	2024	2023	2022
Collateral guarantees on derivatives	1,292	1,088	2,891
Bond sales in Argentina	91	9	–
Legal deposits	12	31	3
Long-term financial instruments of Pegaso PCS (Note 12)	–	287	–
Others	18	17	73
Proceeds on financial investments not included under cash equivalents	**1,413**	**1,432**	**2,967**
Legal deposits	(10)	(16)	(4)
Collateral guarantees on derivatives	(987)	(1,402)	(2,195)
Bond purchases in Argentina	(170)	(42)	–
Long-term financial instruments of Pegaso PCS	–	–	(260)
Others	(29)	(15)	(116)
Payments on financial investments not included under cash equivalents	**(1,196)**	**(1,475)**	**(2,575)**
Net proceeds/(payments) for temporary financial investments	**50**	**856**	**1,532**

Net proceeds/(payments) for temporary financial
investments mainly includes placements of treasury
surpluses not included in cash equivalents.




Net cash flow used in financing activities

The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	2024	2023	2022
Dividends paid to the shareholders of Telefónica, S.A. (*)	(1,720)	(1,701)	(959)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(113)	(189)	(268)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(17)	(157)	(161)
Payments to non-controlling interests of Telxius Telecom, S.A.	—	(76)	—
Others	(37)	(16)	(9)
Dividends paid (see Note 17)	**(1,887)**	**(2,139)**	**(1,397)**
Share capital increase Pontel, S.L. (see Note 17.i)	—	111	—
Establishment of Bluevia Fibra (see notes 2 and 17.i)	—	—	1,021
Share capital decrease Telefônica Brasil, S.A. (see Note 17.i)	(57)	—	—
Others	—	2	1
(Payments)/proceeds from share capital decrease/increase with minority interests	**(57)**	**113**	**1,022**
Acquisition of 40% Telxius Telecom, S.A. from KKR (see Note 17.i)	—	(224)	—
Payment to KKR related to 2021 Income Tax of Telxius (Note 17.i)	—	(351)	—
Payment to Pontegadea related to 2021 Income Tax of Telxius (Note 17.i)	—	(88)	—
Own shares purchase of Telefónica Brasil	(224)	(92)	(111)
Shares purchase of Telefónica Deutschland (Note 2 and 17.i)	(1,019)	(816)	(48)
Transactions carried out by Telefónica, S.A. (see Note 17.i)	(58)	(223)	(365)
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	—	—	(44)
Others	—	23	13
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	**(1,301)**	**(1,771)**	**(555)**
Issuance of undated deeply subordinated securities (Note 17.c)	1,300	1,750	750
Acquisition and payment of undated deeply subordinated securities (Note 17.c)	(1,300)	(1,750)	(750)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 17.c)	(346)	(329)	(268)
Operations with other equity holders	**(346)**	**(329)**	**(268)**

(*) This amount differs from that indicated in Note 17 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.




Millions of euros	2024	2023	2022
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III)	1,750	850	1,100
Issuance of Telefónica Móviles Chile, S.A. (*) (see Appendix III)	37	114	—
Issuance of Telefónica Brasil, S.A. (*)	—	—	628
Others	—	3	18
Proceeds on issue of debentures and bonds, and other debts	**1,787**	**967**	**1,746**
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	390	275	150
Syndicated provision of Telxius Telecom, S.A.	—	100	100
Disposal bilateral loan of Telefónica Brasil, S.A. (*)	—	—	199
Syndicated provision of Bluevia Fibra S.L. (see Note 18)	75	10	245
Settlement of nominal value of gross debt hedging derivatives	385	20	89
New promissory note debt (see Note 18)	478	504	7
Others	432	798	49
Proceeds on loans, borrowings and promissory notes (see Appendix V)	**1,760**	**1,707**	**839**
Repayments of debentures and bonds, and other debts	**(1,140)**	**(1,910)**	**(3,541)**
Amortization bilateral loans of Colombia Telecomunicaciones, S.A. ESP BIC (*)	—	—	(117)
Syndicated amortization by Telxius Telecom, S.A.	—	—	(70)
Settlement of nominal value of amortized debt hedging derivatives	(20)	33	(715)
Others	(1,103)	(1,498)	(2,175)
Repayments of loans, borrowings and promissory notes	**(1,123)**	**(1,465)**	**(3,077)**
Lease principal payments (Note 20)	**(2,143)**	**(2,114)**	**(1,996)**
Financed spectrum licenses payments (Note 21)	(90)	(133)	(549)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(120)	(112)	(108)
Other financed operational payments (Note 18)	(12)	—	(41)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	**(222)**	**(245)**	**(698)**

(*) Data converted at the exchange rate at the end of each of the corresponding periods. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.




Note 29. Other information

a) Litigation and arbitration

Telefónica and its Group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.

The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.n) when the consolidated financial statements for the year ended December 31, 2024 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

The following unresolved legal proceedings or those underway in 2024 are highlighted (see Note 25 for details of tax-related cases):

Appeal against the Decision by Agencia Nacional de Telecomunicações ("ANATEL") regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações ("FUST")

Vivo Group operators (currently Telefônica Brasil, S.A.), together with other cellular operators, appealed ANATEL's Decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Brasilia Federal Regional Court of the 1st Region granted a precautionary measure which stopped the application of ANATEL's decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST's calculation and rejecting the retroactive application of ANATEL's decision. On January 26, 2016, ANATEL filed an appeal to overturn this Decision with Brasilia Federal Regional Court of the 1st Region, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.

At the same time, Telefônica Brasil and Telefônica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL's Decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Brasilia Federal Regional Court of the 1st Region ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST's taxable income and rejected the retroactive application of ANATEL's Decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court of the 1st Region, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.

The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial Decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation. ABRAFIX appealed to the higher courts on these two elements that had not been analyzed. ANATEL appealed all the holdings of the ruling to the higher courts.

The amount of the claim is quantified at 1% of the interconnection revenues.

Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer

Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Český Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.




On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the second appellate decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.

On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.

In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.

Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.

On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.

In December 2021, the High Court of Prague confirmed its appointment of an expert in order to produce a new expert report to assess the reliability of market-based price criteria used in the mandatory tender offer and further technical issues discussed in this litigation, including a new discounted cashflow valuation of the shares of Český Telecom in 2005.

After receiving the expert report, Telefónica challenged its findings on April 30, 2023. Hearings with respect to this challenge were held in the High Court of Prague in November and December 2023.

On February 20, 2025 a hearing of closing arguments was held before the High Court of Prague.

Appeal against the resolution of ANATEL to sanction Telefônica Brasil for breaches of the Fixed Telephony Regulation

In May 2018, Telefônica Brasil filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the administrative process for determination of non-compliance with obligations (Processo Administrativo para Apuração de Descumprimento de Obrigações or "PADO") investigating alleged infractions of the Fixed Telephony Regulation by Telefônica Brasil.

This PADO investigation had been suspended during the negotiations of the conduct adjustment term (Termo de Ajustamento de Conduta or "TAC") between Telefônica Brasil and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.

In its resolution of March 2018, ANATEL considered that Telefônica Brasil committed several infractions, specifically those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.

The fine imposed by ANATEL and appealed by Telefônica Brasil is approximately 211 million Brazilian reals (approximately 33 million euros based on the exchange rate as of December 31, 2024), which amounted to approximately 663 million Brazilian reals after currency value updates and accrued interest as of December 31, 2024 (approximately 103 million euros based on the exchange rate as of December 31, 2024).

Telefônica Brasil appealed the fine imposed by ANATEL based, fundamentally, on the following arguments: (i) ANATEL should have considered a smaller universe of users to determine the fine and (ii) the calculation of the fine is disproportionate and based on insufficient grounds.

In December 2024, Telefônica Brasil, ANATEL, the Brazilian Federal Court of Accounts and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of the switched fixed telephone service concession contracts to an authorization instrument (the Self-Composition Agreement). Once the Self-Composition Agreement is validated by the relevant court, the matter is expected to be closed without payment of a fine by Telefônica Brasil.

ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia

In the local arbitration brought by Colombia against Colombia Telecomunicaciones, on July 25, 2017, the local arbitration tribunal ordered Colombia Telecomunicaciones to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.

On August 29, 2017, Colombia Telecomunicaciones's share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to




67.5% of the award's amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).

On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.

The ICSID tribunal was constituted on February 26, 2019.

Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia's objections in its Claimant's Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.

On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.

On January 24, 2020, the tribunal dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.'s claim is pending.

On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.

On November 2, 2020, Telefónica presented its response to Colombia's reply.

After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held.

On November 12, 2024, the tribunal issued an arbitration award favorable to the interests of Telefónica, determining that Colombia failed to comply with its obligation to grant fair and equitable treatment to Telefónica's investments under the applicable investment treaty and ordering Colombia to pay the amount of 380 million U.S. dollars (approximately 358 million euros at the exchange rate of November 12, 2024) plus compound interest at a rate of 5% per year as compensation for the damages caused (i.e., the entire principal amount and interest sought by Telefónica in the dispute). In addition, the tribunal ordered Colombia to pay Telefónica's attorneys' fees with respect to the arbitration proceedings, together with the corresponding interest.

On November 27, 2024, the Republic of Colombia filed a request with the ICSID to annul and suspend the award. According to ICSID procedures, the request for a stay of enforcement in the annulment proceeding provisionally suspends the enforcement of the award until the new tribunal decides on the request within a maximum period of 30 days from its constitution. As of the date of preparation of this Annual Report, the new tribunal has not been constituted. The account receivable associated with this award, amounting to 544 million U.S. dollars (523 million euros based on the exchange rate as of December 31, 2024), is recorded under "Short-term credits". (see note 15).

Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica de Costa Rica

Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.

In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.

Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.

On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.

On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.




On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause to Telefónica.

On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.

On February 24, 2023, both parties filed a "motion for summary judgment" once the discovery period had ended.

On February 13, 2024, the New York Supreme Court issued a decision granting Telefónica's motion for partial summary judgment, concluding that Telefónica is entitled to compensatory damages and prejudgment interest (approximately 140 million U.S. dollars) from Millicom.

On August 5, 2024, Millicom filed its appellate brief with the Appellate Division of the New York Supreme Court, and Telefónica filed its response on September 4, 2024.

On December 17, 2024, the Appellate Division issued a decision and order upholding Telefónica's entitlement to summary judgment, but decided that the Supreme Court had calculated the prejudgment interest incorrectly and reduced the amount to be awarded to Telefónica accordingly.

On January 21, 2025, Telefónica filed an appeal against the decision of the Appellate Division of the New York Supreme Court.

ICSID Arbitration Telefónica, S.A. vs. Republic of Peru

On February 5, 2021, Telefónica filed a request for arbitration against the Republic of Peru at the ICSID, which was formally registered on March 12, 2021.

Telefónica bases its claims on the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru ("APRPI") signed on November 17, 1994. Telefónica argues that the Peruvian tax administration (called Superintendencia Nacional de Aduanas y de Administración Tributaria, known as "SUNAT") and other state bodies have failed to comply with the obligations established in the APRPI, including by adopting arbitrary and discriminatory actions.

It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered.

Once the Tribunal was constituted, on February 9, 2023, Telefónica filed a request for urgent injunctive relief together with a request for injunctive relief, requesting the suspension of the administrative litigation (*acción*

contencioso-administrativa or ACA) related to the income tax for the years 1998, 2000 and 2001, as well as the extension of the deadline for submission by Telefónica of the memorial or claim. Following response of Peru, on February 16, 2023, the Tribunal ruled to dismiss Telefónica's request for urgent injunctive relief, to establish the procedural calendar to process the request for injunctive relief and to grant Telefónica two additional weeks to file the memorial or claim.

On March 2, 2023, Telefónica filed a memorial on the merits. On that date, the Republic of Peru filed observations on the claimant's request for provisional measures submitted by Telefónica on February 9, 2023.

On March 24, 2023, the Tribunal held a hearing on the claimant's request for provisional measures.

On May 11, 2023, the Tribunal issued Procedural Order No. 5 concerning the defendant's request to address the objections to jurisdiction as a preliminary question. As a result, the objections to jurisdiction were joined to the merits of the dispute.

On September 18, 2023, the defendant filed a counter-memorial on the merits and a memorial on jurisdiction.

On December 22, 2023, the Tribunal issued Procedural Order No. 6 concerning production of documents.

On March 29, 2024, Telefónica filed a reply on the merits, and on June 28, 2024, the Republic of Peru filed a rejoinder on the merits and a reply on jurisdiction.

On July 16, 2024, following the resignation of the arbitrator appointed by Peru, the Acting Secretary-General notified the parties of the vacancy on the Tribunal and the proceeding was temporarily suspended pursuant to ICSID Arbitration Rule 10 (2).

On August 12, 2024, the proceedings resumed under ICSID Arbitration Rule 12, following the appointment of the new arbitrator by the Republic of Peru.

On August 20, 2024, the defendant filed a submission on quantum.

The final hearing was held in the last weeks of February 2025.

Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2013)

In 2013, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services, which has been granted to Telefónica Brasil for a period of fifteen years.




According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.

In February 2020, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed.

As of December 31, 2024, the amount under litigation was 896 million Brazilian reais (139 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.

Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2015)

In 2015, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services, which has been granted to Telefónica Brasil for a period of fifteen years.

According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.

In August 2016, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed. The parties are currently waiting for a judgment on the appeal.

As of December 31, 2024, the amount under litigation was 229 million Brazilian reais (36 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.

UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited

In late 2018, Phones 4U Limited (in administration) ("P4U") commenced a claim in the English High Court in London against various mobile network operators: Everything Everywhere, Deutsche Telekom, Orange, Vodafone, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited (together the "Defendants").

P4U carried on a business of selling mobile phones and connections to the public, such connections being supplied by mobile network operators including the Defendants. In 2013 and 2014, the Defendants declined to extend and / or terminated their contracts to supply connections to P4U.

P4U went into administration in September 2014.

P4U alleges that the Defendants ceased to supply connections because they had colluded between themselves in contravention of the United Kingdom and the European Union competition laws and asserts that it has a basis to claim damages for breach of competition law by all the Defendants. The Defendants deny all P4U's allegations.

The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial defenses in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.

The trial was held between May and July 2022. On November 10, 2023 the court issued a judgment, concluding that none of the Defendants was in breach of either UK or EU competition law.

On April 10, 2024, P4U filed an appeal, and the Defendants filed a response on June 28, 2024.

The oral argument for the appeal is scheduled for May 2025.

b) Other proceeding

In October 2024, Telefónica Venezolana, C.A., Telefónica, S.A. and the United States Department of Justice ("DOJ") entered into a Deferred Prosecution Agreement ("DPA") to resolve a single charge of conspiracy to violate the anti-bribery provisions of the FCPA. The charge, made against Telefónica Venezolana, C.A., concerns conduct in and around 2014 and 2015 related to a Venezuelan government-sponsored currency auction.




Telefónica, S.A., is not a defendant in the matter but as parent company of the Telefónica Group has agreed to certain terms and conditions under the DPA.

The terms of the DPA include, among other things, requirements concerning a corporate compliance program, annual reports concerning that program during the term of the DPA and a monetary penalty of 85,260,000 U.S. dollars (approximately 81 million euros at payment date). The DOJ has agreed that if all the obligations under the DPA are fully complied with, then DOJ will seek dismissal with prejudice of the charge described above after the DPA concludes.

c) Commitments

Investment Framework Agreement between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC - Sale of shares

Pursuant to the Framework Investment Agreement entered into between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC: (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP BIC to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP BIC held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica and through the procedure established by Law 226 of 1995 for the disposal of shares held by public entities and, (b) if the Colombian Government transfers its shares in Colombia Telecomunicaciones, S.A. ESP BIC under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España,

S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.

Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group for an initial duration of ten years and a total amount of approximately 450 million euros. Most of the Telefónica Group's subsidiary companies adhered to that master services agreement.

The master service agreement has been amended on several occasions (on March 31, 2021, March 31, 2022, July 29, 2022 and August 31, 2023). The most relevant changes have affected the scope of services and extended the term of the agreement.

On June 28, 2024, an additional amendment to the master service agreement was signed. As a result of the various amendments, the term of the master service agreement may be extended up to 2031 for adhering companies in Latin America or up to 2034 for adhering companies in Spain.

Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga, UEFA and RFEF

On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the cycle comprising seasons 2021/2022, 2022/2023 and 2023/2024, (ending June 30, 2024).

The agreement guaranteed Telefónica all media rights with respect to the main European football competitions for all its customers, both residential and non-residential (hotels, restaurants, cafes, etc.).

The direct acquisition from UEFA of this "premium" content allowed Telefónica to continue designing and selling its own produced channels and content with the best European football that could be, likewise, accessible to other operators in the market interested in this content.

The total award price for all competitions amounted to 975 million euros (i.e. 325 million euros for each of the




seasons 2021/2022, 2022/2023 and 2023/2024) which amount is less than the license fees paid for the previous cycle and without any year-to-year increase.

On December 13, 2021, Telefónica was provisionally awarded the exclusive broadcasting rights of 5 matches per matchday of the Spanish First Division Football League National Championship ("LaLiga"), for pay television in the residential market, in Spain. Telefónica received the first pick on 18 matchdays of each season and second pick on 17 matchdays, including the second match of the season between Real Madrid and Barcelona (Option D bis, Lot D.1 bis).

Likewise, Telefónica was awarded the exclusive broadcasting rights of three matchdays, which contain 10 matches each matchday, including matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against the six first classified of the previous season; and Valencia C.F., Athletic Club de Bilbao or Real Betis Balompié, if they were not among the aforementioned first classified (Option D bis, Lot D.3 bis).

The award initially included all seasons between the cycle 2022/2023 and 2026/2027 although the 2025/2026 and 2026/2027 seasons were subject to the CNMC lifting or modifying a resolution that limited the maximum duration of the contracts signed by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).

The award was made at a price of 520 million euros for each of the seasons.

The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, which agreement was signed on January 19, 2022. This agreement was modified to adjust its duration to the CNMC Competition Directorate's interpretation of the maximum length of contracts for the acquisition of exclusive sports rights (three years from signature) within the above referenced procedure (Expte. VC/0612/14). In this regard, LaLiga issued on December 29, 2023, a new tender regarding those same packages for seasons 2024/2025 (from January 20, 2025) and 2025/2026 and 2026/2027.

On January 19, 2024, Telefónica Audiovisual Digital, S.L.U. was awarded exclusive broadcasting rights for five matches per matchday of the Spanish First Division Football League National Championship for pay television in the residential market in Spain. Telefónica Audiovisual will have first pick on 18 matchdays and second pick on 17 matchdays (or the applicable portion for the 2024/2025 season), including the second match of the season between Real Madrid and Barcelona. In addition, it has been awarded exclusive broadcasting rights of one matchday for the 2024/2025 season and three matchdays in the remaining seasons. The award covers the 2024/2025 season, beginning January 20,

2025, as well as the 2025/2026 and 2026/2027 seasons. The price has been set at 250 million euros for the 2024/2025 season and 520 million euros for each of the 2025/2026 and 2026/2027 seasons. The corresponding agreement between Telefónica Audiovisual Digital, S.L.U. and LaLiga was signed on June 2, 2024.

On March 28, 2022, Telefónica entered into an agreement with the company DAZN for the distribution of the so-called DAZN LaLiga Package. Such package includes the remaining five football matches per match-weekend of the Spanish First Division Football League National Championship, in 35 out of 38 match-weekends for exploitation on pay television for residential subscribers in Spain (Option D bis, Package D.2 bis).

This is a non-exclusive agreement for five seasons, from 2022/2023 to 2026/2027. The agreed value amounts to 280 million euros for each of the seasons. In addition, on July 29, 2022, Telefónica signed a new contract with LaLiga for the non-exclusive broadcasting of the channel that broadcasts matches of the Second Division of National Football Championship League for seasons 2022/2023, 2023/2024 and 2024/2025, with Telefónica's unilateral option to extend for two additional seasons, with a variable cost that amounts to approximately 16 million euros per season. On February 28, 2024, Telefónica exercised an option to extend, and the agreement was extended for seasons 2025/2026 and 2026/2027.

Similarly, on August 4, 2022, a contract was formalized with LaLiga for the non-exclusive broadcast of the LaLiga TV Bar Channel for non-residential subscribers for the 2022/2023 season with a minimum guarantee of 29 million euros, being the final price variable. Likewise, the contract for the 2023/2024 season was signed on July 30, 2023, with a minimum guaranteed consideration of approximately 29 million euros. The contract for the 2024/2025 season was signed on July 28, 2024, with a similar minimum guaranteed consideration of 29700000.0 million euros.

On November 2, 2022, Telefónica was also awarded by Real Federación Española de fútbol (RFEF) exclusive pay television rights of Copa del Rey Competiton and Supercopa de España for seasons 2022/2023, 2023/2024 and 2024/2025.

On June 13, 2023, Telefónica submitted its offer for the acquisition of the audiovisual rights of the UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League and the UEFA Youth League ("UEFA Competitions") for the 2024/2025, 2025/2026 and 2026/2027 seasons, upon expiration of the current contract.

UEFA awarded Telefónica on August 1, 2023, with exclusive media rights in Spain of UEFA Competitions for residential subscribers during seasons 2024/2025,




2025/2026 and 2026/2027. The corresponding agreements were signed on November 3, 2023.

The total award price for all competitions covered by these agreements with UEFA amounted to 960 million euros (i.e. 320 million euros for each of the seasons 2024/2025, 2025/2026 and 2026/2027).

Wholesale Access Services Agreement with AT&T Mexico

On November 21, 2019, Pegaso PCS, S.A. de C.V. ("Telefónica México") and AT&T Comunicaciones Digitales, S. de R.L. de C.V. ("AT&T Mexico") entered into a Wholesale Access Services Agreement ("Wholesale Agreement"), under which AT&T Mexico agreed to provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available in Mexico.

The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica México's traffic to AT&T Mexico's access network over the first three years of the agreement.

As set forth in the Wholesale Agreement such migration was completed during the first half of 2022. As a result, Telefónica México's wireless access infrastructure was turned off and Telefónica México no longer uses the licensed spectrum that it used in the past to operate its network.

On April 24, 2024, Telefónica México and AT&T Mexico entered into an Amended and Restated Wholesale Access Services Agreement ("Amended Wholesale Agreement"). Under the Amended Wholesale Agreement, the term of the Wholesale Agreement was extended and AT&T Mexico agreed to continue providing wholesale wireless access to Telefónica México with respect to 3G, 4G, 5G and any other future technology available in Mexico.

The Amended Wholesale Agreement has a minimum duration of three years, expiring on November 20, 2027, and may be renewed for additional consecutive periods of three years.

Contracts for the provision of IT services with Nabiax

In 2019 Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven data center businesses to a company (hereinafter "Nabiax") controlled by Asterion Industrial Partners SGEIC, S.A.

At the same time as this sale, agreements were entered into with Nabiax to provide housing services to the Telefónica Group, allowing Telefónica to continue providing housing services to its customers, in accordance with its previous commitments. Such

service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.

On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. ("Asterion") and Telefónica Infra (T. Infra), the infrastructure unit of the Telefónica Group, reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra received a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.

Once the conditions related to the contribution of the two data centers located in Chile were fulfilled, on May 24, 2022, the complete closing of the transaction took place, and T. Infra reached a 20% stake in Nabiax (see Note 10). The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period ending in 2031.

On June 13, 2023, the data centers owned by Nabiax located in the Americas were sold to the investment fund Actis. T. Infra owns a 20% stake in Nabiax. After this transaction, Nabiax only owns data centers in Spain.

The data centers sold to Actis continue to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019, as Telefónica, S.A. waived its right to terminate the housing services contracts upon the sale of the data centers.

On June 10, 2024, Telefónica de España, S.A.U. and Nabiax's subsidiary Digital DHF Iberia S.L signed an addendum to the agreement for the provision of housing services in Spain to, among other things, extend the validity of the agreement until July 2034, but only with respect to a data center in Alcalá de Henares.

In June 2024, Asterion began a process to sell its 80% stake in Nabiax. In accordance with the rights held by Asterion under the Nabiax Shareholders Agreement,




Asterion negotiated the conditions of the sale and also exercised its drag-along right over the 20% stake in Nabiax owned by T. Infra. On November 7, 2024, a purchase and sale agreement for 100% of the share capital of Nabiax was signed with the investment fund Aermont Capital. The closing of the transaction is subject to obtaining regulatory approval and is expected to be completed in the first quarter of 2025, with Nabiax continuing to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019.

50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom

On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement (as amended from time to time, the "Contribution Agreement") between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited.

After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. From such date, Telefónica and Liberty Global each hold an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and (ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMED O2 UK Limited.

The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 and was amended on November 15, 2023 (as amended from time to time, (the "Shareholders' Agreement").

On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder's corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder's group would provide certain services, either on a transitional or ongoing basis, to VMED O2 UK Limited and its group. Finally, VMED O2 UK Limited and its group would also provide certain services to specific companies belonging to the corporate group of each of its shareholders.

Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited would be provided for terms initially ranging from 7 to 24 months (subsequently extended in some cases to terms up to 40 months) while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited would be provided for periods of two to six years, depending on the service. The services provided by the Telefónica Group to VMED O2 UK Limited, under the agreements as amended, consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefónica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.

Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the "VMED O2 UK Limited Trademark Licenses"). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefónica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.

Investment Agreement with Allianz and Telefónica Germany

On October 29, 2020, Telefónica Infra Germany GmbH ("TEF Infra Germany", a subsidiary indirectly wholly-owned by Telefónica through Telefónica Infra, S.L.U.) entered into an investment agreement (and related contracts, including a partners' agreement which sets forth the principles of corporate governance of the joint venture) with several entities belonging to the Allianz Group ("Allianz") and Telefónica Germany 1. Beteiligungsgesellschaft mbH (a subsidiary wholly-owned by Telefónica Germany GmbH & Co. OHG) ("TEF Germany") for the creation of a joint venture to deploy Fiber-to-the-Home (FTTH) in Germany, pursuant to which TEF Infra Germany and TEF Germany conditionally agreed to invest up to 500 million euros equity in total (400 million euros by TEF Infra Germany and 100 million euros by TEF Germany) and Allianz conditionally agreed to invest up to 1,000 million euros through different sources of funding over a six year period.

The closing of the transaction and the acquisition of the joint control took place on December 18, 2020. The registration of Allianz and TEF Germany as limited partners of the joint venture in the German commercial registry occurred on January 21, 2021. After the closing of the transaction, the Allianz Group and the Telefónica Group each holds 50% in the joint venture under a co-control governance model. Telefónica Group's




ownership is held through TEF Infra Germany holding 40% and TEF Germany holding a 10% stake.

New long-term master services agreement in the United Kingdom

On January 7, 2021, each of Telefónica U.K. and Vodafone U.K. entered into new Master Services Agreements with Cornerstone Telecommunications Infrastructure Limited ("CTIL"), their passive tower network infrastructure partnership which was initially 50:50 jointly owned and operated by the two operators. The new agreements came into effect on January 1, 2021, with initial terms of 8 years, with three additional 8-year renewal periods.

CTIL was formed in 2012 through the consolidation of both Telefónica U.K. and Vodafone U.K.'s existing basic network infrastructure, including towers and masts, which were transferred to the joint operation. CTIL currently operates 14,200 macro sites with a 2.0x tenancy ratio (including active sharing) and 1,400 micro sites. CTIL also provides management services for the anchor tenants for a further 5,100 third party sites where their active equipment is deployed. Telefónica's stake in CTIL is currently held through VMED O2 UK Limited (see Note 10), the joint venture between Telefónica and Liberty Global plc in the United Kingdom, which on November 15, 2023 transferred an indirect 16.67% minority stake in CTIL to the UK-based infrastructure fund GLIL Infrastructure LLP, and on November 27, 2024 further transferred an additional indirect 8.33% minority stake in CTIL to Equitix Investment Management Limited.

The new agreements do not materially impact existing network agreements and will continue to allow CTIL to primarily serve its shareholders as well as some third parties.

Transaction between Colombia Telecomunicaciones S.A. ESP BIC and Kohlberg Kravis Roberts ("KKR")

On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC and KKR entered into an agreement to sign the following contracts:

(i) An assets purchase agreement for the fiber optic assets owned by Colombia Telecomunicaciones S.A. ESP BIC with a Colombian company controlled by KKR (InfraCo, SpA), in consideration for an initial payment of 320 million U.S. dollars, which may be subject to post-closing adjustments under usual conditions for this type of operation. As well as a subsequent payment, consisting of the possibility of receiving a higher consideration from its result in network deployment activities, for an amount of up to an additional 100 million U.S. dollars.

(ii) A contract through which Colombia Telecomunicaciones S.A. ESP BIC will acquire a 40% stake in a Spanish company controlled by KKR, which it holds the remaining 60%. The Colombia Telecomunicaciones S.A. ESP BIC´s contribution would be a portion of the consideration received from assets purchase agreement for the fiber optic assets.

(iii) Several commercial contracts between Colombia Telecomunicaciones S.A. ESP BIC and InfraCo, SpA for the provision of wholesale connectivity services by InfraCo, SpA to Colombia Telecomunicaciones S.A. ESP BIC, deployment of fiber optic network and other related services.

The signing of the contracts of numerals (i) and (iii), as well as the execution of the aforementioned operations contracts, was subject to the respective contractual provisions and to the obtaining of the necessary regulatory authorizations.

On January 11, 2022, after obtaining the necessary regulatory authorizations and meeting certain agreed conditions, the transaction was executed. Therefore, Colombia Telecomunicaciones S.A. ESP BIC executed the sale of fiber optic assets to Onnet Fibra Colombia S.A.S. ("Onnet"), a company with which it also entered into a series of commercial contracts by virtue of which (i) Onnet will provide wholesale connectivity services to Colombia Telecomunicaciones S.A. ESP BIC, and (ii) Colombia Telecomunicaciones S.A. ESP BIC will provide to Onnet fiber optic network deployment services and other related services. Simultaneously, Colombia Telecomunicaciones S.A. ESP BIC acquired shares equivalent to a 40% in Alamo HoldCo S.L., a Spanish company that owns 100% of Onnet's shares (see Note 10).

Agreement reached between Telefónica España Filiales, S.A.U. (Telefónica España Filiales), T. Infra, Vauban and Crédit Agricole Assurances for the establishment of Bluevia Fibra

On July 25, 2022, Telefónica España Filiales S.A.U, Telefónica Infra S.L.U. (T. Infra) and the consortium formed by Vauban Infrastructure Partners ("Vauban") and Crédit Agricole Assurances ("CAA") reached an agreement for the establishment of a company, Bluevia Fibra, S.L. ("Bluevia"), whose corporate purpose is the deployment and commercialization of a fiber-to-the-home (FTTH) network mainly in rural areas in Spain.

Once the relevant regulatory authorizations were obtained, the closing of the transaction took place on December 20, 2022.

After closing, the Telefónica Group holds 55% of the capital of Bluevia (30% through Telefónica España Filiales and 25% through T. Infra), with Vauban/CAA holding the remaining 45%.




At closing, Bluevia purchased from Telefónica España 3.9 million already passed real estate units, and agreed to deploy 1.1 million additional units over the following two years after closing, reaching a total footprint of 5 million passed real estate units. The 3.9 million already passed real estate units acquired by Bluevia at closing represented 14% of Telefónica's FTTH network in Spain, with Telefónica España retaining ownership of the remainder of the network. In addition, as part of the transaction, the Telefónica Group entered into a series of service provision agreements with Bluevia which entail the mutual provision and receipt of services by/to Telefónica Group and Bluevia. As part of the transaction Telefónica Group contributed equity funds to Bluevia in the amount of approximately 1,247 million euros and the Vauban/CAA consortium acquired 45% of Bluevia from Telefónica España for 1,021 million euros in cash (see Note 2).

Agreement reached by T. Infra, Liberty Global and InfraVia for the establishment of a fiber-to-the-home (FTTH) joint venture in the United Kingdom

On July 29, 2022, T. Infra, Liberty Global plc ("Liberty Global") and InfraVia Capital Partners ("InfraVia") reached an agreement for the establishment of a joint venture, "nexfibre", for the deployment of fiber-to-the-home (FTTH) to 5 million homes in the United Kingdom not reached by VMED O2 UK Limited's (VMO2) network, with potential for expansion to an additional 2 million homes. The fiber network will offer wholesale FTTH access to telecommunications service providers, with VMO2 acting as the lead customer, as well as providing a range of technical services.

Once the relevant regulatory authorizations were obtained and the other conditions were fulfilled, the closing of the transaction took place on December 15, 2022.

After closing, Liberty Global and T. Infra participate by halves in a joint vehicle that holds a 50% interest in nexfibre, with InfraVia owning the remaining 50%.

The business plan for the initial rollout to 5 million homes envisages an investment of approximately 4,500 million pounds sterling (approximately 5,426 million euros at the exchange rate at December 31, 2024). The three partners have funded their pro-rata share of equity funding for the construction, totaling up to 1,400 million pounds sterling (approximately 1,688 million euros at the exchange rate at December 31, 2024). In addition, nexfibre has entered into a facilities agreement with a consortium of banks for an amount of up to 3,300 million pounds sterling (approximately 3,979 million euros at the exchange rate at December 31, 2024).

As part of the transaction, InfraVia has made and will continue to make certain payments to Liberty Global and

T. Infra, a portion of which will be linked to the progress of the construction of the network.

In support of its obligations to nexfibre, VMO2 continues to extend network build contracts with various providers.

Agreements between Telefónica de España, S.A.U. ("TdE"), Telefónica Móviles España, S.A.U. ("TME") and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. ("TSOL" and jointly with TdE and TME the "Telefónica España Companies") with Capgemini España, S.L., Inetum España, S.A., Indra Soluciones Tecnologías de la Información S.L.U. and UTE "Indra Soluciones Tecnologías de la Información S.L.U., Inetum España S.A., Unión Temporal de Empresas Ley 18/1982 de 26 de mayo".

In March 2024, the Telefónica España Companies entered into separate contracts with each of (i) Capgemini España, S.L., (ii) Inetum España, S.A., (iii) Indra Soluciones Tecnologías de la Información S.L.U. and (iv) UTE "Indra Soluciones Tecnologías de la información S.L.U., Inetum España S.A., Unión Temporal de Empresas Ley 18/1982 de 26 de mayo" for the provision to the Telefónica España Companies of an IT transformation service (development, maintenance and operation of applications, and infrastructure engineering services, maintenance, and IT operations infrastructure), for aggregate consideration of 582 million euros. The counterparties' obligations to Telefónica consist of application and infrastructure development and maintenance, as well as application and infrastructure operation regarding the IT transformation service.

The agreements each have a duration of 7 years and will be automatically extended up to a maximum of 2 additional years, absent prior notice by any of the parties).

Agreement reached by Telefónica España Filiales and Vodafone ONO to incorporate a joint company for the commercialization of a fiber-to-the-home (FTTH) network

On November 7, 2024, Telefónica España Filiales, S.A.U. (Telefónica España Filiales) reached an agreement with Vodafone ONO, S.A.U. (Vodafone España) to incorporate a joint company, whose main activity is the commercialization of a fiber to the home (FTTH) network for its shareholders, Telefónica España Filiales and Vodafone España, so that they can in turn provide retail and wholesale broadband access services.

The joint company is expected to cover approximately 3.6 million premises, with assets that are currently part of Telefónica de España's FTTH network and that represent approximately 12% of its national network. It is estimated that the joint company will initially have around 1.4 million clients, which implies a penetration




level of approximately 40%. As part of the transaction, the agreements required to be executed are the following: i) an investment agreement and transfer agreements, all of them already signed on November 7, 2024, and ii) a shareholders agreement, master service agreements, systems, monitoring and maintenance services agreement, and a corporate service agreement which regulates certain services of a diverse nature, all of which will be entered into on the closing date.

After the closing of the transaction, Telefónica España Filiales will hold a 63% in the joint company and Vodafone España the remaining 37%.

d) Environmental and climate change matters

Environmental management of the Group

Commitment to protect the environment is part of the Company's general strategy and is the responsibility of the Board of Directors. The performance in this area is regularly supervised by the Sustainability and Regulation Committee as well as by the Global Sustainability (ESG) Office in coordination with the global areas responsible for executing this strategy alongside the business units.

The Group has a Global Environment and Energy Policy, and externally certified environmental management systems in accordance with ISO 14001 in the Group operators. The environment is a cross-cutting issue throughout the Company, involving both operational and management areas as well as business and innovation areas.

The Telefónica Group has contracted, both locally and globally, several insurance programs in order to mitigate the possible occurrence of an incident stemming from the risks of environmental liability and/or natural disasters.

Managing environmental impact and energy consumption is a strategic priority and carbon reduction targets are part of the variable remuneration of the Company employees, including the Executive Committee. In addition, Telefónica, S.A.'s long-term share-based incentive plans 2021-2025 and 2024-2028 (see Note 27) include CO2 Emission Neutralization targets.

Climate change and energy

In managing climate change, Telefónica identifies adaptation and mitigation measures and new opportunities for growth and development. To analyze climate risks, the guidelines established in the Corporate Sustainability Reporting Directive (CSRD) are followed. In this way, the risks (physical and transition) and potentially material climate opportunities for the

Company have been identified, considering various scenarios and time horizons.

Telefónica integrates the risks and opportunities identified in its business model through the Climate Action Plan, which defines the roadmap to achieve net zero emissions by 2040.

For Telefónica, it is a priority to keep energy consumption stable despite the sharp increase in the digitalization of society and, therefore, in data traffic transmitted through the networks. The Group's Energy Efficiency Plan therefore includes initiatives such as network modernization, with investments in fiber optics (more efficient) that replace the copper network, or 5G.

The Company's decarbonization requires not only maximum efficiency in the use of energy, but also that it comes from renewable sources. Telefónica's Renewable Energy Plan contemplates different solutions such as self-generation, the purchase of renewable electricity with a guarantee of origin and long-term power purchase agreements (PPAs, see Note 26), and prioritizes renewable electricity sources, defines the strategy that allows us to reduce operating costs and reduces exposure to fluctuations in electricity prices. Currently, most of the electricity consumption in Telefónica's facilities comes from renewable sources.

Financing linked to sustainability criteria

Telefónica's Sustainable Financing Framework is aligned with the International Capital Markets Association (ICMA) Green, Social and Sustainable Bond Principles, as well as the Green Lending Principles and the Social Loans of the LMA (Loan Market Association), the APLMA (Asian Pacific Loan Market Association) and the LSTA (Loan Syndications and Trading Association), and it is linked to the United Nations Sustainable Development Goals.

In addition to senior *green* bonds and hybrid instruments, the Group uses other sustainable banking financing tools, such as loans and credits linked to sustainability objectives, such as emissions reduction or gender equality. The Group's main syndicated loan is also linked to the performance of sustainability indicators.

In 2024, the Company has maintained an active presence in the capital market with several issues, successfully raising a total of 3,050 million euros of debt in green format throughout the year (2,600 million euros in 2023). In January 2024, Telefónica launched an issuance split into two tranches, for an aggregate amount of 1,750 million euros (see Appendix III). In March 2024, a green hybrid instrument was issued for an amount of 1,100 million euros (Note 17.c). In September 2024, a reopening of the 750 million euros hybrid bond issued in September 2023 took place for an amount of 200 million euros.




In terms of bank financing, Telefónica has an undrawn syndicated loan linked to sustainability indicators, signed at the beginning of 2022, amounting to 5,500 million euros (see Note 18 and Annex V).

In addition, the Group has committed lines and bilateral financing with numerous financial entities, reaching a total volume of 4,343 million euros at the end of 2024, the interest applied to which is also linked to the fulfillment of sustainability objectives.

Overall, as at December 31, 2024, the Group's sustainable financing amounts to 21,447 million euros (18,796 million euros as at December 31, 2023), broken down as follows:

Millions of euros	
Financial liabilities	**4,804**
Senior sustainable bond of Telefónica Emisiones 2022 (Appendix III)	1,000
Senior green bond of Telefónica Emisiones 2023 (Appendix III)	850
Senior sustainable bond of Telefónica Emisiones 2024 (Appendix III)	1,000
Senior sustainable bond of Telefónica Emisiones 2024 (Appendix III)	750
Sustainability linked bonds of Telefónica Brazil (Appendix III)	544
Sustainability linked facilities of Colombia Telecomunicaciones	270
Sustainability linked facilities of Telefónica, S.A.	390
Undated deeply subordinated securities (hybrid instruments) (Note 17.c)	**6,050**
Undrawn facilities at December 31, 2024 (Note 18)	**10,593**
Sustainability linked facility of Telefónica, S.A.	**5,500**
Sustainability linked facility of Telefonica Germany	750
Sustainability linked bilateral facilities	4,343
Total financing linked to sustainability criteria	**21,447**

e) Auditors' fees

The services entrusted to the auditors comply with the independence requirements established by the Spanish Audit Law 22/2015 of July 20, as well as with the rules of the Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB), both of the United States of America.

The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers

Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A., forms part, amounted to 22.11 million euros and 20.02 million euros in 2024 and 2023, respectively.

The detail of these amounts is as follows:

	2024		
Millions of euros	**PwC Auditores, S.L.**	**Other companies PwC network**	**Total**
Audit services	8.47	11.91	20.38
Audit-related services	1.33	0.40	1.73
Total	**9.80**	**12.31**	**22.11**

	2023		
Millions of euros	**PwC Auditores, S.L.**	**Other companies PwC network**	**Total**
Audit services	8.13	10.48	18.61
Audit-related services	1.01	0.40	1.41
Total	**9.14**	**10.88**	**20.02**

Audit services include audit fees with respect to the individual and consolidated financial statements of Telefónica, S.A. and its subsidiaries, as well as the review of interim financial statements. These Audit services also include the integrated audit of the financial statements for the annual report on Form 20-F filed with the US SEC for those entities currently required, including therefore, the audit of the internal control over financial reporting to comply with the requirements of the Sarbanes-Oxley Act of 2002 (Section 404). It also includes audit work related to legal and regulatory requirements that the auditor is required to perform as part of its role.

The main items included in Audit-related services relate to the verification of the Consolidated Statement of Non-Financial Information and Sustainability information, the review of financial information required by regulators, the issuance of agreed-upon procedures reports on financial reporting, the issuance of comfort letters, the review of allocation and impact reports of green finance instruments, the special European report on the Solvency and Financial Condition Review under the Solvency II regulatory framework and the reasonable assurance report on the system of Internal Control over Financial Reporting (ICFR).

In 2024 and 2023, the Principal Auditor has performed services other than those mentioned above for a total amount of 0.004 and 0.002 million euros, respectively.

PwC Auditores, S.L., has provided the following services to the Group in 2024 and 2023: the individual and consolidated financial statements audit, the




review of interim financial statements, the integrated audit of the financial statements for the annual report on Form 20-F filed with the US SEC, the audit of the internal control over financial reporting in order to comply with the requirements of the Sarbanes-Oxley Act of 2002 (Section 404), the verification of the Consolidated Statement of Non-Financial Information and Sustainability information, the issuance of comfort letters, the issuance of agreed upon procedures reports on financial reporting, the review of allocation and impact reports of green finance instruments, the special European report on the Solvency and Financial Condition Review under the Solvency II regulatory framework and the reasonable assurance report on the system of Internal Control over Financial Reporting (ICFR).

The expenses accrued to other audit firms, which are not part of the international PwC network and which have provided audit services to the companies included in the consolidation of the Group for the year 2024 have amounted to a total of 1.61 million euros (1.77 million euros in 2023), the details of the audit services correspond to 1.01 million euros (0.94 million euros in 2023).

f) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 19) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

g) Directors' and Senior Executives' compensation and other benefits

The compensation of the members of Telefónica's Board of Directors is governed by article 35 of the Company's By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders' Meeting.

In accordance with the foregoing, the shareholders, acting at the Ordinary General Shareholders' Meeting held on April 11, 2003, set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2024, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,732,667 euros for the fixed allocation and for attendance fees.

The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees, consists of a fixed amount payable monthly, and of attendance fees for attending the meetings of the Advisory or Control Committees.

The amounts established in fiscal year 2024 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica, and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors, are indicated below:




Compensation of the Board of Directors and of the Committees thereof

Amounts in euros

Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.

In this regard, it is noted that Mr. José María Álvarez-Pallete López (Executive Chairman until January 18, 2025), waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).

Likewise, the fixed remuneration of 1,923,100 euros established for the 2024 financial year related to executive roles carried out by Mr. José María Álvarez-Pallete López was equal to that received in the previous eight years (i.e. 2023, 2022, 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016.

The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2024 financial year is equal to the one received in the years 2023,2022, 2021, 2020 and 2019.

Individualized description

Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors of the Company have accrued and/or received from Telefónica, S.A., and from other companies of the Telefónica Group during fiscal year 2024. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.




Note 30. Operations classified as held for sale

The breakdown of non-current assets and disposal groups held for sale and liabilities associated at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Fiber optic assets in Peru	77	273
Goodwill (Note 7)	—	34
Property, plant and equipment (Note 8)	33	198
Others	44	41
Investment in Nabiax	58	—
Other assets	3	—
Non-current assets and disposal groups held for sale	**138**	**273**

Millions of euros	12/31/2024	12/31/2023
Liabilities associated with Fiber optic assets in Peru	33	37
Liabilities associated with non-current assets and disposal groups held for sale	**33**	**37**

Fiber optic business in Peru

On July 6, 2023, Telefónica Hispanoamérica, S.A.U. entered into share subscription agreements with a subsidiary of KKR and Entel Perú for the entry of both companies, with 54% and 10% respectively, into the share capital of Pangea, the wholesale fiber optic company in Peru. After the admittance of the regulatory authorizations with conditions by the regulator in September 2024, the closing of the transaction is pending of the final agreement between the parties.

Following the analysis of recoverability of Pangea's assets at the end of 2024, an impairment loss of tangible fixed assets amounting to 108 million euros has been recorded (see Note 26), as well as a reversal of deferred tax assets amounting to 13 million euros.

Also in July 2023, Telefónica del Perú, S.A.A. and Entel agreed to sell certain assets of their fiber-to-the-home infrastructure to Pangea. In 2024, the scope of this agreement was redefined, ruling out the contribution of fiber assets by Telefónica del Perú, S.A.A., which resulted in the reclassification of 118 million euros to Property, plant and equipment (see Note 8).

As a result of the goodwill impairment test, an impairment of 34 million euros was recorded in 2024 (see Note 26), corresponding to the goodwill allocated to the business subject to the previous agreement.

Investment in Nabiax

On November 8, 2024, Nabiax's majority shareholder, Asterion (80% stake), reached an agreement with the Aermont Group to sell its shares in Nabiax. In compliance with the provisions of the original shareholders' agreement between Asterion and Telefónica Infra, S.L. (which owns the remaining 20%), Asterion has notified this transaction to Telefónica Infra, S.L. and has required it to adhere to the aforementioned sale agreement (see Note 10).




Note 31. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2024 and the date of authorization for issue of the accompanying consolidated financial statements:

- On January 10, 2025, Telefónica Germany GmbH & Co. OHG completed the early termination of its 750 million euros sustainability-linked syndicated credit facility signed on December 17, 2019 and originally scheduled to mature in 2026.

- On January 13, 2025, Telefónica, S.A. signed an extension with respect to its sustainability-linked syndicated credit facility for up to 5,500 million euros for an additional year (extending the maturity date to January 13, 2030). Additionally, Telefónica signed 2 extension options for 1 additional year each, permitting Telefónica, S.A.,to extend the maturity date of the credit facility to January 13, 2032.

- On January 15, 2025, Telefónica, S.A. signed a bilateral loan in the amount of 125 million euros maturing on January 15, 2035. As of the date, there was no outstanding amount under this bilateral loan.

- On January 16, 2025, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Emisiones, S.A.U., launched in the Euro market under its EMTN Programme an issuance of Notes guaranteed by Telefónica, S.A. in a principal amount of 1,000 million euros. This issue, due on January 23, 2034, pays an annual coupon of 3.724% and was issued at par. The settlement of the issuance took place on January 23, 2025.

- On January 17, 2025, Telefónica Emisiones, S.A.U. redeemed 1,250 million euros of its notes issued on January 17, 2017. These notes were guaranteed by Telefónica, S.A.

- On January 18, 2025, Telefónica, S.A. in view of its new shareholding structure and that some of its relevant shareholders expressed the convenience of embarking on a new stage in the executive chairmanship, Telefónica's Board of Directors, which met on the aforementioned date to assess the situation, under the chairmanship of Mr. José María Álvarez-Pallete, adopted, following a favorable report

from the Nominating, Compensation and Corporate Governance Committee, the following resolutions:

  ◦ To agree on the orderly renewal of the Company's chairmanship, in order to adapt it to its new shareholding structure.

  ◦ To approve the termination of the contract signed with Mr. José María Álvarez-Pallete as Executive Chairman of Telefónica's Board of Directors, and to request from him, in accordance with the provisions of Article 12.2.a) of the Regulations of the Board of Directors, his resignation from his position as Director. Mr. Álvarez-Pallete, in response to said request, tendered his resignation as a Director, which was accepted by the Board of Directors.

  ◦ In order to guarantee an adequate replacement in the executive chairmanship of the Company, to approve the appointment by co-optation of Mr. Marc Thomas Murtra Millar, as Executive Director of the Company, also appointing him as Executive Chairman of the Board of Directors and delegating to him all the powers that may be delegated by the Board of Directors, to be exercised jointly and severally. Mr. Murtra accepted his appointment as Executive Chairman of Telefónica, on this same date.

- On January 29, 2025, the Board of Directors of Telefónica, S.A., resolved with the abstention of the Executive Directors and upon proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint Mr. Peter Löscher as Lead Independent Director. On the same date, the Audit and Control Committee resolved to appoint the Independent Director Ms. María Luisa García Blanco as Chairwoman of that Committee.

- On February 14, 2025 the Board of Directors of Telefónica del Perú, S.A.A. ("Telefónica del Perú"), with the aim of achieving an orderly restructuring of the liabilities of said company, resolved to invoke the Ordinary Insolvency Procedure, established under the Peruvian law (*Ley General del Sistema Concursal*) with respect to Telefónica del Perú. The invocation of said insolvency procedure is focused on the financial and operational restructuring within the framework of the applicable insolvency law. Thus, the protection of the insolvency framework, established by the *Ley*




General del Sistema Concursal, will allow Telefónica del Perú for an orderly restructuring of liabilities with the arrangement of its creditors. In order to facilitate the invocation of the Ordinary Insolvency Procedure, Telefónica Hispanoamérica has granted a credit facility of up to 1,549 million Peruvian soles (approximately 394 million euros at an estimated average rate of 3.93 Peruvian soles per euro), subject to strict conditionality and with a maturity of 18 months, to meet exclusively operational cash requirements of Telefónica del Perú. The financial situation of Telefónica del Perú has been very negatively affected by tax contingencies that are more than 20 years old (see Note 25, as well as by administrative decisions that have placed the company in a competitive disadvantage within a particularly challenging market environment. In relation to the abovementioned tax contingencies, Telefónica is currently in arbitration before the International Centre for Settlement of Investment Disputes (ICSID)(see Note 29.a). As previously informed to the market, Telefónica reiterated that Telefónica del Perú's liabilities are not guaranteed by any other company of the Telefónica Group. Telefónica will continue to explore strategic alternatives with regard to its investment in Telefónica del Perú.

- On February 24, 2025, Telefónica's subsidiary TLH Holdco, S.L.U., a company 100% owned by Telefónica, sold all the shares that it held in Telefónica Móviles Argentina, S.A. representing 99.999625% of its share capital and of the entire share capital of its operations in Argentina to Telecom Argentina S.A. The total price for 100% of the shares transferred amounts to 1,245 million U.S. dollars (approximately 1,189 million euros at the date of the transaction). The signing and closing of the transaction took place simultaneously.

  The carrying amount of Telefónica Móviles Argentina's net assets as of December 31, 2024 amounted to 1,175 million euros (see Note 2).

  As a result of the transaction, the Group will reclassify to 2025 results the accumulated negative translation differences corresponding to Telefónica Móviles Argentina, which as of December 31, 2024 amounted to 1,107 million euros (Note 17.f).




Note 32. Additional note for English translation

These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.




Appendix I: Scope of consolidation

The main companies of the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2024 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group's effective shareholding and the company or companies through which the Group holds a stake.

Parent Company

Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain					
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica España Filiales, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A.U. Promotion and networks management	Spain	EUR	1	100%	Telefónica España Filiales, S.A.U.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica España Filiales, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica España Filiales, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica España Filiales, S.A.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica España Filiales, S.A.U.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica España Filiales, S.A.U.
Telefónica Educación Digital, S.L.U. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica España Filiales, S.A.U.
Bluevia Fibra, S.L. Operations and exploitation of FTTH network and other connectivity services.	Spain	EUR	68	55%	Telefónica España Filiales, S.A.U. (30%) Telefónica Infra, S.L.U. (25%)





Index

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain (cont.)					
Solar360 Soluciones de Instalacion y Mantenimiento S.L. Marketing and management in the installation, sale and maintenance of photovoltaic equipment	Spain	EUR	—	51%	Telefónica de España, S.A.U.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	5	100%	Telefónica España Filiales, S.A.U.
Compañía Mayorista de Fibra S.L. Provision of telecommunications services through FTTH network operation	Spain	EUR	—	100%	Telefónica España Filiales, S.A.U.
Telefónica Germany					
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	96.85%	Telefónica Germany Holdings Limited (69.22%) Telefónica Local Services GmbH (27.63%)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	96.85%	Telefónica Deutschland Holding A.G (96.84%) T. Germany Management, GmbH (0.01%)
E-Plus Service GmbH Wireless communications services operator	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Business Sales GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany 1. Beteiligungsgesellschaft mbH Holding company	Germany	EUR	5	96.85%	Telefónica Germany GmbH & Co. OHG
Ortel Mobile GmbH Provision of international mobile communications services	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Retail GmbH Office machinery, computers, peripheral equipment and software	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
AY YILDIZ Communications GmbH Telecommunications service provider	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
TCHIBO Mobilfunk GmbH & Co. Marketing and sales of mobile services	Germany	EUR	7	48.42%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil					
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	62,071	76.49%	Telefónica Latinoamérica Holding, S.L.U. (37.34%) Telefónica, S.A. (38.90%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, Ltda. ISP and portal	Brazil	BRL	317	76.49%	Telefônica Brasil, S.A.
Telefônica Infraestructura e Segurança Ltda. Security services and systems	Brazil	BRL	321	76.49%	Terra Networks Brasil, Ltda.




Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Brazil (cont.)					
Vivo ventures fundo de investimento em participacoes multiestrategia. Investment funds	Brazil	BRL	145	76.96%	Telefônica Brasil, S.A. (74.96%) Telefonica Open Innovation S.L.U. (2.00%)
Vale Saúde, Administradora de Cartões Ltda. Provision of health services	Brazil	BRL	7	76.49%	POP Internet Ltda.
Telefônica Cloud e Tecnologia do Brasil S.A. Cybersecurity, electronic information security and IT consultancy	Brazil	BRL	104	88.24%	Telefônica Brasil, S.A. (44.13%) Telefónica Cybersecurity & Cloud Tech S.L. (44.11%)
IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda Software and systems resale, professional services and project management	Brazil	BRL	31	88.24%	Telefônica Cloud e Tecnologia do Brasil S.A.
IPNET USA, LLC Software and systems resale, professional services and project management	USA	USD	1	88.24%	Telefônica Cloud e Tecnologia do Brasil S.A.
Telefónica Hispam					
Telefónica Hispanoamérica, S.A.U. Holding company	Spain	EUR	108	100%	Telefónica, S.A.
TLH Holdco, S.L.U. Holding company	Spain	EUR	87	100%	Telefónica, S.A.
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VED	1,905	100%	Telefónica Hispanoamérica, S.A.U. (97.13%) Comtel Comunicaciones Telefónicas, S.A. (2.87%)
Colombia Telecomunicaciones S.A. ESP BIC Communications services operator	Colombia	COP	3,410	67.5%	Telefónica Hispanoamérica, S.A.U.
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	3,330	67.5%	Colombia Telecomunicaciones S.A. ESP BIC
Unired Colombia S.A.S Service provider related to telecommunications	Colombia	COP	12,826	33.75%	Colombia Telecomunicaciones S.A. ESP BIC
Pegaso Pcs S.A. de C.V. Communications services operator	Mexico	MXN	3,241	100%	Telefónica Hispanoamérica, S.A.U. (99.98%) Celular de Telefonía S.A. de CV. (0.02%)
Celular de Telefonía S.A. de CV. Consulting services	Mexico	MXN	2,650	100%	Pegaso Pcs S.A. de CV. (67.65%) Telefónica Hispanoamérica, S.A. (32.35%)
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Telefónica Hispanoamérica, S.A.U.
Fisatel México, S.A. de C.V. SOFOM E.N.R. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	1,805	100%	Telefónica Hispanoamérica, S.A.U. (99.99%) Pegaso Pcs S.A. de CV. (0.01%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Hispanoamérica, S.A.U.
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	188,019	100%	TLH Holdco, S.L.U.




Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam (cont.)					
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,631,069	100%	Inversiones Telefónica Internacional Holding SpA. (99.14%) Telefónica Hispanoamérica, S.A.U. (0.86%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	874,773	99.39%	Telefónica Móviles Chile, S.A.
Telefónica Chile Holdings, S.L.U. Holding Company	Spain	EUR	—	100%	Telefónica Hispanoamérica, S.A.U.
Telefónica Empresas Chile S.A. Provision of voice and data telephone communications services	Chile	CLP	103,756	99.39%	Telefónica Chile, S.A.
Telefónica Chile Servicios Corporativos Limitada HUB service provider	Chile	CLP	3	99.69%	Telefónica Chile, S.A. (49.54%) Telefónica Empresas Chile S.A. (1.30%) Telefónica Móviles Chile, S.A. (48.85%)
Inversiones Telefónica Internacional Holding, SpA. Holding Company	Chile	CLP	511	100%	Telefónica Chile Holdings S.L.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	831	99.32%	Telefónica Hispanoamérica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	PEN	158	100%	Telefónica Latinoamérica Holding, S.L.U.
Pangeaco, S.A.C Fibre rollout and capacity service provision	Peru	PEN	4	100%	Telefónica Hispanoamérica, S.A.U. (99.99%) Telefónica Latinoamérica Holding, S.L.U. (0.01%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Hispanoamérica, S.A.U.
Other companies					
Telefónica Infra, S.L.U. Holding company	Spain	EUR	12	100%	Telefónica , S.A.
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	EUR	—	100%	Telefónica Infra, S.L.U.
Telefónica O2 Holdings Ltd. Holding company	United Kingdom	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A.U. (0.01%)
MmO2 Ltd. Holding company	United Kingdom	GBP	—	100%	Telefónica O2 Holding Ltd.
Telefónica Germany Holdings Ltd. Holding company	United Kingdom	EUR	3,463	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	United Kingdom	EUR	6,895	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L.U. Holding company	Spain	EUR	291	100%	Telefónica, S.A.
Telefónica Global Solutions, S.L.U. International service provider	Spain	EUR	1	100%	Telefónica, S.A




Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Telefonica Global Solutions USA, Inc. Provision of telecommunications services	USA	USD	202	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions Germany GmbH. International service provider	Germany	EUR	—	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions México, S.A. de C.V. Carrying out research activities and projects in the field of telecommunications	Mexico	MXN	67	100%	Telefónica Global Solutions, S.L.U.
Telefónica Innovación Digital, S.L.U. Carrying out research activities and services in the field of telecommunications. Holding company	Spain	EUR	28	100%	Telefónica, S.A
Telefónica Digital Ltd. Developer Telco Services	United Kingdom	GBP	45	100%	Telefónica Innovación Digital, S.L.U.
Telefonica Open Innovation S.L.U. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Innovación Digital, S.L.U.
Wayra Chile Tecnología e Innovación SpA Technological innovation based business project development	Chile	CLP	29,899	100%	Telefonica Open Innovation S.L.U.
Wayra Brasil Desenvolvedora e Apoiadora de Projetos Ltda Technological innovation based business project development	Brazil	BRL	52	100%	Telefonica Open Innovation S.L.U. (99.99%) Telefónica Innovación Digital, S.L.U. (0.01%)
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	134	100%	Telefonica Open Innovation S.L.U. (99.99%) Telefónica Innovación Digital, S.L.U. (0.01%)
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	7,607	100%	Telefonica Open Innovation S.L.U. (95%) Telefónica, S.A. (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,304	100%	Telefonica Open Innovation S.L.U.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VED	13	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	28	100%	Telefonica Open Innovation S.L.U.
Wayra UK Ltd. Technological innovation based business project development	United Kingdom	GBP	—	100%	Telefonica Open Innovation S.L.U.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	287	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V





Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
QUAM GmbH. IT facilities management activities	Germany	EUR	250	100%	Group 3G UMTS Holding GmbH
Telefónica Compras Electrónicas, S.L.U. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefonica Iot & Big Data Tech S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica Tech S.L.U.
Geprom Software Engineering S.L.U. Technical engineering services and other consultancy activities	Spain	EUR	—	100%	Telefonica Iot & Big Data Tech S.A.U.
Geprom Software Engineering S.A. de C.V. Technical engineering services and other consultancy activities	Mexico	MXN	—	100%	Geprom Software Engineering S.L.U.
TIS Hispanoamérica, S.L.U. Security services and systems	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L.U. Aircraft ownership and operation	Spain	EUR	18	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.U.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A.U. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.U.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Seguros y Reaseguros Compañía Aseguradora, S.A.U. Conducting direct insurance business	Spain	EUR	24	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Telefónica Correduría de Seguros y Reaseguros Compañía de Mediación, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	88.24%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (38.24%)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	63	100%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Integral de Edificios y Servicios S.L.U. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	United Kingdom	GBP	—	100%	Telefónica, S.A.




Index

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Telefónica Servicios Globales, S.L.U. Holding company	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Soluciones de Criptografía, S.A.U. Engineering, research and development	Spain	EUR	1	100%	Telefónica, S.A.
Cryptography & Security Systems S.L.U. Software programming activities	Spain	EUR	—	100%	Telefónica Soluciones de Criptografía, S.A.U.
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	—	60%	Telefónica, S.A.
Telefónica Tech S.L.U. Holding company	Spain	EUR	67	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech S.L.U. Cybersecurity, electronic information security and IT consultancy	Spain	EUR	34	100%	Telefónica Tech S.L.U.
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	CLP	20,540	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	USD	7	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Audertis Audit Services S.L.U. Provision of audit services in the areas of security, privacy and data protection	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Govertis Advisory Services S.L.U. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefonica Tech Colombia, SAS Cybersecurity, electronic information security and IT consulting	Colombia	COP	406	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	MXN	80	100%	Telefónica Cybersecurity & Cloud Tech S.L.U. (60.47%) Telefonica Iot & Big Data Tech S.A. (39.53%)
Telefônica Cibersegurança e Tecnología do Brasil Ltda Cybersecurity, electronic information security and IT consulting	Brazil	BRL	26	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	PEN	30	100%	Telefónica Tech S.L.U.
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Acens Technologies, S.L.U. Holding housing and telecommunications solutions Service provider	Spain	EUR	2	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Altostratus Solutions, S.L.U. Provision of IT services	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	GBP	14	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited





Index

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	GBP	—	100%	Telefónica Tech UK Holdings Limited
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ireland Limited Provision of IT services	Ireland	EUR	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ocean Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited.
Perpetual Topco Limited Holding company	United Kingdom	GBP	4	100%	Telefónica Tech UK & Ireland Limited
Perpetual Midco Limited Holding company	United Kingdom	GBP	4	100%	Perpetual Topco Limited
Perpetual Bidco Limited Holding company	United Kingdom	GBP	3	100%	Perpetual Midco Limited
Incremental Group Holdings Limited Holding company	United Kingdom	GBP	1	100%	Perpetual Bidco Limited
Redspire Limited Software development and information technology consultancy activities	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Telefónica Tech UK Business Applications Limited Information technology consultancy activities and other services	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Adatis Group Limited Holding company	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Telefónica Tech UK Data & AI Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
Telefónica Tech Bulgaria Limited Information technology consultancy activities	Bulgaria	BGN	—	100%	Telefónica Tech UK Data & AI Limited
Telefónica Tech India Private Limited Information technology consultancy activities	India	INR	—	100%	Telefónica Tech UK & Ireland, Limited (99.99%) Telefónica Tech UK Limited (0.01%)
Telefónica Tech UK Data & AI MS Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
BE-terna Enhancement GmbH Holding company and provision of marketing, consultancy, implementation and commercialisation services for software and IT technologies	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
BE-terna Germany GmbH Holding company	Germany	EUR	—	100%	BE-terna Enhancement GmbH
BE-terna AB (Sweden) Technology services	Sweden	SEK	—	100%	BE-terna Enhancement GmbH




Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
BE-terna Automation AG Technology services	Switzerland	CHF	—	100%	BE-terna Enhancement GmbH
BE-terna ApS Computer programming activities	Denmark	DKK	—	100%	BE-terna Enhancement GmbH
BE-terna B.V. (Netherlands) Technology services	Netherlands	EUR	—	100%	BE-terna ApS
BE-terna GmbH (Leipzig) Software production, electronic data processing, consultancy, services and project management	Germany	EUR	—	100%	BE-terna Germany GmbH
BE-terna Austria GmbH Holding company	Austria	EUR	—	100%	BE-terna Enhancement GmbH
BE-terna GmbH (Innsbruck) Services in automatic data processing and information technology	Austria	EUR	—	100%	BE-terna Austria GmbH
Pipol A/S Conduct business with international implementation of business-oriented software solutions	Denmark	DKK	1	100%	BE-terna Enhancement GmbH
BE-terna A/S (Norway) Computer programming activities	Norway	NOK	—	100%	BE-terna Enhancement GmbH
BE-terna Business Solutions GmbH Software development and consulting, distribution of corresponding products, systems and processes	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Industry Solutions GmbH Sales, implementation and maintenance of international ERP products	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna AG (Switzerland) Service provision, analysis and optimisation of business processes, selection of business software and implementation of ERP solutions	Switzerland	CHF	—	100%	BE-terna GmbH (Innsbruck)
BE-terna SRL Services in automatic data processing and information technology	Italy	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Adriatic d.o.o Holding company	Slovenia	EUR	—	100%	BE-terna Austria GmbH
BE-terna d.o.o. (Serbia) Technology services	Serbia	RSD	14	100%	BE-terna Adriatic d.o.o
BE-terna d.o.o (Slovenia) Technology services	Slovenia	EUR	—	100%	BE-terna Adriatic d.o.o
BE-terna d.o.o (Croatia) Technology services	Croatia	EUR	2	100%	BE-terna Adriatic d.o.o
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	260	70%	Telefónica, S.A.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	291	70%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	70%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Dominican Republic	USD	6	70%	Telxius Cable América, S.A. (69.30%) Telxius Cable España, S.L.U. (0.70%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	70%	Telxius Cable América, S.A. (66.50%) Telxius Cable España, S.L.U. (3.50%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	10	70%	Telxius Cable América, S.A.




Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	14	70%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. High bandwidth communications services	USA	USD	58	70%	Telxius Telecom, S.A.
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	70%	Telxius Cable América, S.A.
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	26	70%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	20	70%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	70%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	70%	Telxius Cable América, S.A. (66.49%) Telxius Cable Chile, S.A. (1.17%) Telxius Cable Perú, S.A.C. (1.17%) Telxius Cable Guatemala, S.A. (1.16%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	70%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructures	Brazil	USD	74	70%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	2	70%	Telxius Cable América, S.A. (68.9%) Telxius Cable España, S.L.U. (0.55%) Telxius Cable Argentina, S.A. (0.55%)
Telxius México, S.R.L. DE C.V Establishment and operation of any kind of communications infrastructure and/or network	Mexico	USD	—	70%	Telxius Cable América, S.A. (69.98%) Telxius Cable España, S.L.U. (0.02%)
Telefónica Local Services GmbH Holding company	Germany	EUR	—	100%	Telefónica, S.A.
Companies accounted for using the equity method					
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	GBP	—	50%	Telefónica O2 Holdings Limited
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	BRL	189	44.12%	Telefônica Brasil, S.A. (19.12%) Telefónica Infra S.L.U. (25%)
VivaE Educação Digital S.A. Training for professional and management development	Brazil	BRL	33	38.24%	Telefônica Brasil, S.A.
Gud Comercializadora de Energia S.A. Energy trading company	Brazil	BRL	21	38.24%	Telefônica Brasil, S.A.
HoldCo InfraCo SpA Investment in money and/or securities	Chile	CLP	135,534	39.76%	Telefónica Chile, S.A.





Index

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)					
Infraco SpA. Operation of physical fibre optic infrastructure	Chile	CLP	246,002	39.76%	HoldCo InfraCo SpA
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltda. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40%) Telefónica Factoring España, S.A. (10%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	—	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Chile, SpA. Factoring services provider	Chile	CLP	547	50%	Telefónica Factoring España, S.A.
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	COP	6,000	50%	Telefónica Innovación Digital, S.L.U.
Alamo Holdco S.L. Holding company	Spain	EUR	—	27%	Colombia Telecomunicaciones S.A. ESP BIC
ONNET Fibra Colombia S.A.S. Fibre wholesale supplier	Colombia	COP	56,307	27%	Alamo Holdco S.L.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	364	54.30%	Telefónica del Perú, S.A.A.
Movistar Prosegur Alarmas, S.L. Private security services	Spain	EUR	—	50%	Telefónica España Filiales, S.A.U.
Prosegur Soluciones S.A.U. Private security services	Spain	EUR	—	50%	Movistar Prosegur Alarmas, S.L.
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Canarias, S.L.U Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Bizkaia, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Solar360 de Repsol y Movistar S.L. Development and marketing of photovoltaic self-consumption products and/or services	Spain	EUR	—	50%	Telefónica de España, S.A.U.





Index

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)					
UGG TopCo/HoldCo General Partner GmbH. Holding company	Germany	EUR	—	49.68%	Telefónica Infra Germany GmbH. (40%) Telefónica Germany 1. Beteiligungsgesellschaft mbH. (9,68%)
UGG TopCo GmbH & Co KG Holding company	Germany	EUR	—	49.68%	Telefónica Infra Germany GmbH. (40%) Telefónica Germany 1. Beteiligungsgesellschaft mbH. (9.68%)
UGG HoldCo GmbH& Co KG Holding company	Germany	EUR	—	49.68%	UGG TopCo GmbH & Co KG
UGG General Partner GmbH Holding company	Germany	EUR	—	49.68%	UGG HoldCo GmbH& Co KG
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	EUR	—	49.68%	UGG HoldCo GmbH& Co KG
Infrafibre Germany GmbH B2B technology industry	Germany	EUR	2	49.68%	Unsere Grüne Glasfaser GmbH & Co KG
Daytona Midco S.L. Securities transactions	Spain	EUR	—	20%	Telefónica Infra, S.L.U.
Digital Data Centre BidCo, SLU. Management and administration of equity securities	Spain	EUR	4	20%	Daytona Midco S.L.
Telefónica Renting, S.A. Purchase, sale and leasing of all kinds of movable property and provision of services ancillary to the leasing thereof	Spain	EUR	1	50%	Telefónica, S.A.
Opal Holdco Limited Holding company	United Kingdom	GBP	2	50%	Telefónica Infra, S.L.U.
Opal Jvco Limited Holding company	United Kingdom	GBP	4	25%	Opal Holdco Limited
Utiq, S.A. Technology solutions for digital advertising	Belgium	EUR	22	25%	Telefónica Innovación Digital, S.L.U.

Main changes in the scope of consolidation for the year 2024

Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Brazil			
IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda Software and systems resale, professional services and project management	Brazil	06/30/2024	88.24%
IPNET USA, LLC Software and systems resale, professional services and project management	USA	06/30/2024	88.24%
Companies accounted for using the equity method			
Infrafibre Germany GmbH B2B technology industry	Germany	12/31/2024	49.68%





Index

Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Telefónica Spain			
Compañía Mayorista de Fibra S.L. Provision of telecommunications services through FTTH network operation	Spain	10/31/2024	100%
Telefónica Hispam			
Unired Colombia S.A.S Service provider related to telecommunications	Colombia	08/31/2024	33.75%
Companies accounted for using the equity method			
Gud Comercializadora de Energia S.A. Energy trading company	Brazil	02/29/2024	38.24%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Hispam			
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	03/31/2024	Telefónica Móviles Argentina, S.A.
Other companies			
BE-terna Acceleration GmbH Holding company	Germany	08/31/2024	BE-terna Enhancement GmbH (before BE-terna Acceleration Holding GmbH)
BE-terna Enhancement GmbH Holding company	Germany	08/31/2024	BE-terna Enhancement GmbH (before BE-terna Acceleration Holding GmbH)

Liquidated companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Shareholding
Telefónica Spain			
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	12/31/2024	100%
Other companies			
O2 International Holdings Ltd. Holding company	United Kingdom	07/31/2024	100%
Terra Networks Perú, S.A. ISP and portal	Peru	10/31/2024	100%
Companies accounted for using the equity method			
Mobile Financial Services Holding SPRL Financial services	Belgium	06/30/2024	50%

Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Companies accounted for using the equity method			
Cornerstone Telecommunications Infrastructure Limited Mobile phone towers	United Kingdom	12/31/2024	4.17%




Main changes in the scope of consolidation for the year 2023

Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Brazil			
Vale Saúde, Administradora de Cartões Ltda. Provision of health services	Brazil	03/31/2023	75.29%
Other companies			
Telxius Telecom, S.A. Telecommunications service provider	Spain	01/31/2023	40%
Cryptography & Security Systems S.L.U. Software programming activities	Spain	01/31/2023	100%
Telefónica Local Services GmbH Holding company	Germany	10/31/2023	100%

Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Other companies			
BE-terna SRL Services in automatic data processing and information technology	Italy	04/30/2023	100%
Telxius México, S.R.L. DE C.V Establishment and operation of any kind of communications infrastructure and/or network	Mexico	11/30/2023	70%
Companies accounted for using the equity method			
Utiq, S.A. Technology solutions for digital advertising	Belgium	03/31/2023	25%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Brazil			
Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A. Wireline telephony operator	Brazil	02/28/2023	Telefônica Brasil, S.A.
Vita IT Comércio e Serviços de Soluções em TI Ltda. Technical support, maintenance and other IT services	Brazil	11/30/2023	Telefônica Infraestructura e Segurança Ltda.
Other companies			
Pontel Participaciones, S.L. Holding company	Spain	03/31/2023	Telxius Telecom, S.A.
Tempotel, Empresa de Trabajo Temporal, S.A.U. Temporary employment agency	Spain	10/31/2023	Telefónica Gestión Integral de Edificios y Servicios S.L.U.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	10/31/2023	Telefónica Innovación Digital, S.L.U.
Companies accounted for using the equity method			
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	10/31/2023	Buendía Estudios, S.L.





Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Other companies			
Pontel Participaciones, S.L. Holding company	Spain	01/31/2023	13.35%
Companies accounted for using the equity method			
The Smart Steps Data Technology Company Big data services in China	China	05/31/2023	33.75%
Cornerstone Telecommunications Infrastructure Limited Mobile phone towers	United Kingdom	11/30/2023	8.33%

Liquidated companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Shareholding
Other companies			
Kumo Analytics Limited Information technology consultancy activities	United Kingdom	01/31/2023	100%
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	09/30/2023	100%
O2 (Netherlands) Holdings BV. Holding company	Netherlands	11/30/2023	100%
Telfin Ireland DAC. Intragroup financing	Ireland	11/30/2023	100%




Appendix II: Board and Senior Management Compensation

TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López [7]	1,923,100	—	—	3,513,504	—	6,207	5,442,811
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	10,000	—	91,200	—	301,200
Mr. Ángel Vilá Boix	1,600,000	—	—	2,436,000	—	27,383	4,063,383
Ms. María Luisa García Blanco	—	120,000	38,000	—	33,600	—	191,600
Mr. Peter Löscher	—	120,000	26,000	—	113,600	—	259,600
Mr. Carlos Ocaña Orbis [8]	—	80,000	8,000	—	60,800	—	148,800
Ms. Verónica Pascual Boé	—	120,000	12,000	—	11,200	—	143,200
Mr. Francisco Javier de Paz Mancho	—	120,000	25,000	—	113,600	—	258,600
Mr. Alejandro Reynal Ample	—	120,000	—	—	—	—	120,000
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola	—	120,000	25,000	—	22,400	—	167,400
Ms. Claudia Sender Ramírez	—	120,000	1,000	—	80,000	—	201,000
Ms. Solange Sobral Targa	—	120,000	10,000	—	11,200	—	141,200

[1]Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.

[2]Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, whether or not it can be consolidated over time, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.

[3] Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.

[4]Short-term variable remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2024 and to be paid in the year 2025. In reference to the bonus corresponding to 2023, which was paid in 2024, Executive Board Member Mr José María Álvarez-Pallete López received 3,717,737 euros and Executive Board Member Mr Ángel Vilá Boix received 2,577,600 euros.

[5]Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Commission and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.

[6]Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.

[7] Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.

[8] Mr. Carlos Ocaña Orbis was appointed Director of the Company on May 8, 2024.




Ms. Carmen García de Andrés stood down as Board Member on May 7, 2024. Mr. José Javier Echenique Landiríbar passed away on December 15, 2024. Payment received and/or accrued by them in 2024 is detailed below:

(Amounts in euros)

Directors	Salary[1]	Fixed remune-ration[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José Javier Echenique Landiríbar	—	200,000	27,000	—	113,600	—	340,600
Ms. Carmen García de Andrés	—	40,000	12,000	—	7,467	—	59,467

1 to 6: Definitions of these concepts are those included in the previous table.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP

(Amounts in euros)

Directors	Salary[1]	Fixed remune-ration[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López [7]	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	87,500	87,500
Mr. Peter Löscher	—	125,997	—	—	—	—	125,997
Mr. Carlos Ocaña Orbis [8]	—	—	—	—	—	—	—
Ms. Verónica Pascual Boé	—	90,000	—	—	—	65,000	155,000
Mr. Francisco Javier de Paz Mancho	—	173,159	—	—	—	155,000	328,159
Mr. Alejandro Reynal Ample	—	—	—	—	—	—	—
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	132,500	132,500
Ms. Solange Sobral Targa	—	85,659	—	—	—	—	85,659

[1] Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
[2] Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
[3] Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
[4] Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2024 and to be paid in the year 2025 by other companies of the Telefónica Group.
[5] Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
[6] Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group. Also included are the amounts received for membership of the Advisory Boards of Telefónica España, Telefónica Hispanoamérica, Telefónica Tech and Telefónica Ingeniería de Seguridad.
[7] Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.




[8] Mr. Carlos Ocaña Orbis was appointed Director of the Company on May 8, 2024. Ms. Carmen García de Andrés stood down as Board Member on May 7, 2024. Mr. José Javier Echenique Landiríbar passed away on December 15, 2024. Payment received and/or accrued by them with respect to the other companies of the Telefónica Group in 2024 is detailed below:

(Amounts in euros)

Directors	Salary[1]	Fixed remune-ration[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José Javier Echenique Landiríbar	—	90,000	—	—	—	87,500	177,500
Ms. Carmen García de Andrés	—	—	—	—	—	—	—

1 to 6: Definitions of these concepts are those included in the previous table.

Additionally, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2024 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS

(Amounts in euros)

Directors	Contributions for fiscal year 2024
Mr. José María Álvarez-Pallete López[1]	673,085
Mr. Ángel Vilá Boix	560,000

[1] Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.

The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Executive Social Welfare Plan[1]	Contributions to Unit link-type Insurance/ Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López[3]	7,574	540,968	124,543
Mr. Ángel Vilá Boix	6,721	487,840	65,439

[1] Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.

[2] Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 and 2021, applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year. This Unit-link type insurance is arranged with the entity Occident GCO, S.A.U. de Seguros y Reaseguros, and covers the same contingencies as those of the "Pension Plan" and the same exceptional liquidity events in case of serious illness or long-term unemployment.

[3] Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.




LIFE INSURANCE PREMIUMS

The 2024 amounts for life insurance premiums were as follows:

(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López[1]	41,708
Mr. Ángel Vilá Boix	33,328

[1] Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.

REMUNERATION PLANS BASED ON SHARES

As regards to remuneration plans based on shares (involving Executive Directors Mr. José María Álvarez Pallete-López and Mr. Ángel Vilá Boix), the following long-term variable remuneration plans were in existence during the year 2024:

The so-called Performance Share Plan ("PSP"), made up of: the Long-Term Incentive Plan 2021-2025 (with Second cycle (2022-2024) and Third cycle (2023-2025) active) approved by the General Shareholders' Meeting held on April 23, 2021, and the Long-Term Incentive Plan 2024-2028 (with First cycle (2024-2026) active), approved by the General Shareholders' Meeting held on April 12, 2024.

The Second cycle (2022-2024) of the Long-Term Incentive Plan 2021-2025 started on January 1, 2022 and ended on December 31, 2024.

In this cycle, a maximum of 1,740,000 shares were allocated to the Executive Directors on January 1, 2022, with a unit fair value of 2.9515 euros per share for FCF ("Free Cash Flow"), 2.4316 euros for TSR ("Total Shareholder Return") and 2.9515 euros for the CO_2 Emission Neutralization and Reduction target.

At the end of the cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 33.6% at the end of the period, ranking fourth in the comparison group, i.e. above the 75th percentile according to the established scale of achievement, and generating a weighted payout ratio of 50% linked to relative TSR.

With regard to the Free Cash Flow, after taking into account the partial annual payments for 2022, 2023 and 2024, previously audited and approved by the Telefónica's Board of Directors at the proposal of the Nominating, Compensation and Corporate Governance

Committee, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the results of the audit by the Company's external and internal auditors, which were first analyzed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Finally, in relation to the CO_2 Emission Neutralization and Reduction target, the Nominating, Compensation and Corporate Governance Committee has regularly monitored the level of CO_2 Emissions Neutralization and, after analyzing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Regulation Committee and the Audit and Control Committee. In this respect, the minimum CO_2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO_2 Neutralization target has been met and therefore the weighted payout ratio linked to CO_2 Neutralization was 10%.

Taking into account the Relative TSR, Free Cash Flow and CO_2 Neutralization results, the weighted payout ratio increased to 100%. Thus, at the end of the Plan's cycle, the Chief Operating Officer (COO) Mr. Ángel Vilá Boix is entitled to receive 745,000 gross shares.

In the case of Mr. José María Álvarez-Pallete López, due to his termination as Executive Chairman, he will not receive the delivery of shares corresponding to this cycle (995,000 gross shares) but will receive an equivalent settlement in cash.

Similarly, during the 2024 financial year, the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028 were in force, starting on January 1, 2023 and January 1, 2024 respectively and ending on December 31, 2025 and December 31, 2026 respectively.

In relation to the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025, the number of Telefónica, S.A. shares that could be delivered to the participants, within the established maximum, is conditioned and determined by the compliance with the established objectives: 50% on the compliance with the Total Shareholder Return (TSR) objective of Telefónica, S.A. shares, 40% on the Telefónica Group's Free Cash Flow (FCF) and 10% on the Neutralization and Reduction of CO_2 Emissions. On the other hand, in the First Cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028, the weight of CO_2 Neutralization and Emission Reduction has been reduced by half, giving room to the target for the number of Women in Executive Positions with a weight of 5%.




To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the performance of the TSR on Telefónica, S.A.'s shares will be measured during the measurement period of each three-year cycle, in relation to the TSRs experienced by certain companies in the telecommunications sector, weighted according to their relevance to Telefónica, S.A., which for purposes of the Plan will constitute a comparison group (hereinafter the "Comparison Group"). The companies included in the Comparison Group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, TIM Brasil, and Liberty Global.

With regard to complying with the TSR objective, the number of shares to be delivered associated with meeting this objective will range from 15% of the number of theoretical shares assigned, assuming that the TSR performance of Telefónica, S.A. shares is at least the median of the comparison group, to 50% if the performance is in the third quartile or above in the comparison group, with the percentage calculated by linear interpolation for cases falling between the median and third quartile.

In order to determine the compliance with the FCF objective and calculate the specific number of shares to be delivered for this concept, the FCF level generated by the Telefónica Group during each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each financial year.

With regard to the FCF, for each of the cycles in force during the financial year 2024, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned. In the case of the First cycle (2024-2026) of the 2024-2028 Long-Term Incentive Plan, includes a potential upside in case of over achievement that may end in a payout of 60% at the end of the cycle.

In order to determine compliance with the CO2 Emission Neutralization and Reduction target and to calculate the specific number of shares to be delivered for this item, the level of CO2 Emissions Neutralization achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2.

The level of direct and indirect CO2 emissions from our daily activity shall be calculated according to the following:

CO2 Emission = Activity Data x Emission Factor, where:

- Activity: Amount of energy, fuel, gas, etc. consumed by the Company.

- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each unit of activity.

The emission factor provided by official sources (European Union, Ministries, CNMC, International Energy Agency, etc.) is used for electricity and the GHG Protocol emission factors are used for fuels.

At the beginning of the Third Cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and the First Cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028, the Board of Directors of Telefónica, S.A., at the proposal of the Nominating, Compensation and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 5% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 10% of the theoretical shares assigned. In addition, a minimum level of emission reductions of Scope 1 + 2 will need to be achieved for the incentive to be paid.

In the case of Women in Executive Positions target for the Long-Term Incentive Plan 2024-2028, the proportion of Women Executives over the total executives population will be measured at December 31, 2026.

In any case, 100% of the shares delivered under the Plan to the Executive Directors and other Participants as determined by the Board of Directors shall be subject to a two-year holding period.

In addition, in accordance with the provisions of the Remuneration Policy for Directors of Telefónica, SA, the Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two years of their Gross Fixed Remuneration, as long as they continue to belong to the Board of Directors and perform executive functions. Until such time as this requirement is met, the holding period for any shares delivered under the Plan to Executive Directors will be three years.




The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow), CO2 Emission Neutralization Reduction and Women in Executive Positions targets of the active plans, as applicable, is shown below.

PSP 2021-2025 - Third cycle / 2023-2025

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,110,000
Mr. Ángel Vilá Boix	831,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to the Chief Operating Officer (COO) Mr. Ángel Vilá Boix under the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

In the case of Mr. José María Álvarez-Pallete López, due to his resignation as Executive Chairman, he will not receive the delivery of shares corresponding to this position but he will receive the equivalent part in cash based on the time he has been with the Company.

PSP 2024-2028 - First cycle / 2024-2026

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,015,000
Mr. Ángel Vilá Boix	760,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to the Chief Operating Officer (COO) Mr. Ángel Vilá Boix under the First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028 and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

In the case of Mr. José María Álvarez-Pallete López, due to his resignation as Executive Chairman, he will not receive the delivery in shares corresponding to this position but he will receive the equivalent part in cash based on the time he has been with the Company.

In addition, it should be noted that the external Directors of the Company do not receive and did not receive remuneration during the year 2024 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.

Furthermore, the Company does not grant nor has granted during the year 2024, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

Remuneration of the Company's Senior Management

As for the Directors who made up the Senior Management[1] of the company in the year 2024, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 8,528,820 euros during the 2024 fiscal year.

In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2024 to the Social Security Plan described in the "Income and expenditure" note with regard to these Directors increased to 947,676 euros; the contributions corresponding to the Pension Plan increased to 212,885 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 113,293 euros.

Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 144,788 euros.

On the other hand, regarding share-based remuneration plans, during the year 2024, there were in force the following long-term variable remuneration plans:

The so-called "Performance Share Plan" ("PSP"), made up of: the Long-Term Incentive Plan 2021-2025 (with Second cycle (2022-2024) and Third cycle (2023-2025) active) approved by the General Shareholders' Meeting held on April 23, 2021, and the Long-Term Incentive Plan 2024-2028 (with First cycle (2024-2026) active), approved by the General Shareholders' Meeting held on April 12, 2024.

The target measurement period of the Second cycle (2022-2024) of the Long-Term Incentive Plan 2021-2025 started on January 1, 2022 and ended on December 31, 2024. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR ("Total Shareholder Return"), FCF ("Free Cash Flow") and CO2 Emission Neutralization and Reduction targets set for the this cycle for all the Company's Senior Executives was 1,241,015.

At the end of the this cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 33.6% at the end of the period, ranking fourth in the comparison group, i.e. above the 75th percentile according to the established




scale of achievement, and generating a weighted payout ratio of 50% linked to relative TSR.

In terms of Free Cash Flow, after taking into account the partial annual payments for 2022, 2023 and 2024, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the results of the audit by the Company's external and internal auditors, which were first analyzed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Finally, in relation to the CO_2 Emission Neutralization and Reduction target, the Nominating, Compensation and Corporate Governance Committee has regularly monitored the level of CO_2 Emission Neutralization and, after analyzing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Regulation Committee and the Audit and Control Committee. In this respect, the minimum CO_2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO_2 Neutralization target has been met and therefore the weighted payout ratio linked to CO_2 Neutralization was 10%.

Taking into account the Relative TSR, Free Cash Flow and CO_2 Neutralization results, the weighted payout ratio increased to 100%. Thus, at the end of the first cycle of the Plan, the Company's Senior Executives are entitled to receive 1,241,015 gross shares.

The target measurement period for the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028 started on January 1, 2023 and January 1, 2024 respectively, and will end on December 31, 2025 and December 31, 2026 respectively. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow), CO_2 Emission Neutralization and Reduction and Women in Executive Positions targets set for both cycles, as applicable, for all the Company's Senior Executives is 1,378,418 in the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and 1,250,041 in the First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028.

(1) For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.




Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2024 are as follows (in millions of euros):

Debentures and bonds	Currency	% Interest rate	Maturity (nominal)						
			2025	2026	2027	2028	2029	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	–	–	–	–	–	1,203	1,203
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	–	–	–	–	–	500	500
Telefónica Europe, B.V.			**–**	**–**	**–**	**–**	**–**	**1,703**	**1,703**
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	1,127	–	–	–	–	–	1,127
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495%	892	–	–	–	–	–	892
EMTN 02 GBP	GBP	5.375%	–	603	–	–	–	–	603
TELEF. EMISIONES APRIL 2016	EUR	1.460%	–	1,279	–	–	–	–	1,279
TELEF. EMISIONES JANUARY 2018	EUR	1.447%	–	–	1,000	–	–	–	1,000
TELEF. EMISIONES MARCH 2017	USD	4.103%	–	–	1,202	–	–	–	1,202
TELEF. EMISIONES MAY 2020	EUR	1.201%	–	–	1,250	–	–	–	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	–	–	–	500	–	–	500
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	–	–	–	1,250	–	–	1,250
TELEF. EMISIONES MARCH 2017	EUR	2.318%	–	–	–	200	–	–	200
TELEF. EMISIONES MARCH 2019	EUR	1.788%	–	–	–	–	1,000	–	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	–	–	–	–	482	–	482
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	–	–	–	–	800	–	800
TELEF. EMISIONES FEBRUARY 2020	EUR	0.664%	–	–	–	–	–	1,000	1,000
TELEF. EMISIONES MAY 2022 (2)	EUR	2.592%	–	–	–	–	–	1,000	1,000
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	–	–	–	–	–	750	750
TELEF. EMISIONES MAY 2020	EUR	1.807%	–	–	–	–	–	750	750
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045%	–	–	–	–	–	1,924	1,924
TELEF. EMISIONES APRIL 2017	USD	4.900%	–	–	–	–	–	192	192
TELEF. EMISIONES MARCH 2018	USD	4.665%	–	–	–	–	–	481	481
TELEF. EMISIONES JULY 2019	EUR	1.957%	–	–	–	–	–	500	500
TELEF. EMISIONES JULY 2020	EUR	1.864%	–	–	–	–	–	500	500
TELEF. EMISIONES APRIL 2022	EUR	1.864%	–	–	–	–	–	100	100
TELEF. EMISIONES MARCH 2017	USD	5.213%	–	–	–	–	–	1,924	1,924
TELEF. EMISIONES APRIL 2017	USD	5.213%	–	–	–	–	–	481	481
TELEF. EMISIONES MARCH 2018	USD	4.895%	–	–	–	–	–	1,203	1,203
TELEF. EMISIONES MARCH 2019	USD	5.520%	–	–	–	–	–	1,203	1,203
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	–	–	–	–	–	150	150
TELEF. EMISIONES NOVEMBER 2023 [1]	EUR	4.183%	–	–	–	–	–	850	850
TELEF. EMISIONES JANUARY 2024 [2]	EUR	3.698%	–	–	–	–	–	1,000	1,000
TELEF. EMISIONES JANUARY 2024 [2]	EUR	4.055%	–	–	–	–	–	750	750
Telefónica Emisiones, S.A.U.			**2,019**	**1,882**	**3,452**	**1,950**	**2,282**	**14,758**	**26,343**





Index

Debentures and bonds	Currency	% Interest rate	Maturity						
			2025	2026	2027	2028	2029	Subsequent years	Total
Bond O	CLP	3.500%	68	—	—	—	—	—	68
Bond Q	CLP	3.600%	—	87	—	—	—	—	87
Bond 144 A	USD	3.537%	—	—	—	—	—	396	396
Bond Serie T	UFC	4.200%	—	—	—	105	—	—	105
Bond Serie X	UFC	3.950%	—	—	—	—	37	—	37
Telefónica Móviles Chile, S.A.			**68**	**87**	**—**	**105**	**37**	**396**	**693**
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3.6250%	—	—	28	—	—	—	28
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2.8750%	—	—	—	22	—	—	22
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3.1250%				21	—	—	21
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3.1875%				9	—	—	9
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3.0938%	—	—	—	—	—	20	20
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	27	—	—	—	—	—	27
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	20	—	—	—	—	20
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	145	145	145	—	—	—	435
Telefónica del Perú, S.A.			**172**	**165**	**173**	**52**	**—**	**20**	**582**
Debentures [2]	BRL	CDI + 1.12%	233	—	—	—	—	—	233
Debentures [2]	BRL	CDI + 1.35%	—	—	311	—	—	—	311
Telefônica Brasil, S.A.			**233**	**—**	**311**	**—**	**—**	**—**	**544**
BOND R144-A	USD	4.950%	—	—	—	—	—	481	481
Bond C10	COP	IPC + 3.39%	—	—	—	—	33	—	33
Colombia Telecomunicaciones, S.A, ESP			**—**	**—**	**—**	**—**	**33**	**481**	**514**
Bond	EUR	1.750%	600	—	—	—	—	—	600
O2 Telefónica Deutschland Finanzierungs, GmbH			**600**	**—**	**—**	**—**	**—**	**—**	**600**
Total Outstanding Debentures and Bonds			**3,092**	**2,134**	**3,936**	**2,107**	**2,352**	**17,358**	**30,979**

[1] Debentures and green bonds (See Note 29.d)
[2] Debentures and sustainable bonds (See Note 29.d)

The main debentures and bonds issued by the Group in 2024 are as follows:

Item	Date	Maturity Date	Nominal (millions)		Currency of issuance	Coupon
			Currency	Euros		
Telefónica Emisiones, S.A.U.						
EMTN Bond [1]	01/24/2024	01/24/2032	1,000	1,000	EUR	3.698 %
EMTN Bond [1]	01/24/2024	01/24/2036	750	750	EUR	4.055 %

[1] Sustainable bonds (See Note 29. d)




Appendix IV: Financial instruments

The detail of the net financial debt arranged by the Group (notional amount) by currency and interest rates at December 31, 2024 is as follows:

Millions of euros	2025	2026	2027	2028	2029	Subsequent years	Notional	Fair value Underlying debt (*)	Associated derivatives	Total
Euro	**(5,104)**	**2,946**	**3,829**	**2,216**	**2,455**	**15,625**	**21,967**	**15,429**	**7,614**	**23,043**
Floating rate	1,567	1,432	228	340	563	3,592	7,722	1,970	9,409	11,379
Spread %	0.60	(0.13)	0.71	0.32	0.04	0.11	0.18	—	—	—
Fixed rate	(6,671)	1,514	3,601	1,876	1,892	12,033	14,245	13,459	(1,795)	11,664
Interest rate %	2.70	1.42	1.16	1.78	2.22	1.95	2.00	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies										
Instruments in CZK	**(93)**	**—**	**—**	**—**	**—**	**—**	**(93)**	**—**	**(92)**	**(92)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	(93)	—	—	—	—	—	(93)	—	(92)	(92)
Interest rate %	3.70	—	—	—	—	—	3.70	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	**(23)**	**(2)**	**(6)**	**(4)**	**—**	**—**	**(35)**	**910**	**(956)**	**(46)**
Floating rate	2	—	—	—	—	—	2	2	(4)	(2)
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	(25)	(2)	(6)	(4)	—	—	(37)	908	(952)	(44)
Interest rate %	4.64	5.37	0.70	0.70	—	—	3.60	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CHF	**(5)**	**—**	**—**	**—**	**—**	**—**	**(5)**	**(14)**	**—**	**(14)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	(5)	—	—	—	—	—	(5)	(14)	—	(14)
Interest rate %	0.50	—	—	—	—	—	0.50	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America										
Instruments in USD	**(1,284)**	**(1,391)**	**14**	**48**	**14**	**1,928**	**(671)**	**11,229**	**(12,395)**	**(1,166)**
Floating rate	(20)	(1,664)	—	29	—	1,924	269	211	33	245
Spread %	(0.18)	0.35	—	1.00	—	—	0.17	—	—	—
Fixed rate	(1,264)	273	14	19	14	4	(940)	11,018	(12,429)	(1,411)
Interest rate %	2.61	4.26	3.25	10.17	10.17	3.89	3.06	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—





Millions of euros	2025	2026	2027	2028	2029	Subsequent years	Notional	Fair value: Underlying debt(*)	Fair value: Associated derivatives	Fair value: Total
Instruments in UYU	**1**	**27**	**35**	**—**	**—**	**—**	**63**	**58**	**7**	**65**
Floating rate	—	—	35	—	—	—	35	35	—	35
Spread %	—	—	0.01	—	—	—	0.01	—	—	—
Fixed rate	1	27	—	—	—	—	28	23	7	30
Interest rate %	0.31	8.90	—	—	—	—	8.55	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	**(143)**	**—**	**—**	**—**	**—**	**—**	**(143)**	**(158)**	**—**	**(158)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	(143)	—	—	—	—	—	(143)	(158)	—	(158)
Interest rate %	33.24	—	—	—	—	—	33.24	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	**1,982**	**813**	**338**	**31**	**44**	**79**	**3,287**	**492**	**2,836**	**3,328**
Floating rate	(803)	813	338	31	44	79	502	508	80	588
Spread %	0.92	0.04	1.30	0.23	0.16	0.14	0.59	—	—	—
Fixed rate	2,785	—	—	—	—	—	2,785	(16)	2,756	2,740
Interest rate %	9.47	—	—	—	—	—	9.47	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	**(297)**	**317**	**96**	**104**	**37**	**405**	**663**	**(70)**	**778**	**708**
Floating rate	(8)	230	48	104	37	255	667	110	578	688
Spread %	—	1.46	1.99	1.66	2.13	(0.52)	0.81	—	—	—
Fixed rate	(289)	87	48	—	—	150	(4)	(180)	200	20
Interest rate %	6.72	5.47	3.22	—	—	4.13	5.56	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**117**	**(155)**	**(38)**
Floating rate	—	—	—	—	—	—	—	117	(155)	(38)
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate %	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	**355**	**167**	**145**	**—**	**—**	**—**	**667**	**247**	**433**	**680**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	355	167	145	—	—	—	667	247	433	680
Interest rate %	5.38	7.33	7.38	—	—	—	6.30	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	**—**	**—**	**28**	**51**	**—**	**20**	**99**	**100**	**—**	**100**
Floating rate	—	—	28	51	—	20	99	100	—	100
Spread %	—	—	3.63	3.03	—	3.09	3.21	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate %	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—





Index

| Millions of euros | 2025 | 2026 | 2027 | 2028 | 2029 | Subsequent years | Notional | Fair value | | |
								Underlying debt[*]	Associated derivatives	TOTAL
Instruments in COP	**154**	**212**	**105**	**17**	**57**	**470**	**1,015**	**357**	**710**	**1,067**
Floating rate	(417)	225	105	17	24	470	424	443	(2)	441
Spread %	0.37	2.52	4.25	3.32	3.44	0.28	1.14	—	—	—
Fixed rate	571	(13)	—	—	33	—	591	(86)	712	626
Interest rate %	4.75	9.00	—	—	8.09	—	5.03	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	**(129)**	**—**	**—**	**—**	**—**	**—**	**(129)**	**(129)**	**—**	**(129)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	(129)	—	—	—	—	—	(129)	(129)	—	(129)
Interest rate %	55.44	—	—	—	—	—	55.44	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	**(189)**	**12**	**—**	**—**	**—**	**—**	**(177)**	**(405)**	**218**	**(188)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	1.02	—	—	—	—	—	1.02	—	—	—
Fixed rate	(189)	12	—	—	—	—	(177)	(405)	218	(188)
Interest rate %	10.20	8.80	—	—	—	—	10.12	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							**26,508**	**28,163**	**(1,002)**	**27,161**
Floating rate							**9,720**	**3,496**	**9,939**	**13,435**
Fixed rate							**16,788**	**24,667**	**(10,941)**	**13,726**

[*] Includes all net financial debt adjustments




The table below shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2024:

Interest rate swaps

Millions of euros	Maturity							
Non trading accountant purposes	2025	2026	2027	2028	2029	Subsequent years	Total	Fair value
EUR								**167**
Fixed to floating	—	—	—	—	—	—	—	**206**
Receiving leg	—	—	—	—	—	(2,583)	(2,583)	(7,143)
Average Interest Rate %	—	—	—	—	—	1.74	1.74	
Paying leg	—	—	—	—	—	2,583	2,583	7,349
Average Spread %	—	—	—	—	—	—	—	
Floating to fixed	—	—	—	—	—	—	—	**19**
Receiving leg	—	—	—	—	—	(1,133)	(1,133)	(2,106)
Average Spread %	—	—	—	—	—	—	—	
Paying leg	—	—	—	—	—	1,133	1,133	2,125
Average Interest Rate %	—	—	—	—	—	2.67	2.67	
Floating to floating	—	—	—	—	—	—	—	**(58)**
Receiving leg	(9,498)	—	—	—	—	—	(9,498)	(9,565)
Average Spread %	—	—	—	—	—	—	—	
Paying leg	9,498	—	—	—	—	—	9,498	9,507
Average Spread %	0.12	—	—	—	—	—	0.12	

Interest rate swaps

Millions of euros	Maturity							
Trading accountant purposes	2025	2026	2027	2028	2029	Subsequent years	Total	Fair value
EUR								**(933)**
Fixed to floating	—	—	—	—	—	—	—	**(163)**
Receiving leg	(775)	—	(100)	(175)	—	(4,938)	(5,988)	(4,882)
Average Interest Rate %	0.05	—	0.76	0.69	—	2.58	2.17	
Paying leg	775	—	100	175	—	4,938	5,988	4,719
Average Spread %	2.95	—	—	—	—	—	0.38	
Floating to fixed	—	—	—	—	—	—	—	**(770)**
Receiving leg	(2,504)	—	(1,366)	—	—	(10,404)	(14,274)	(9,737)
Average Spread %	2.07	—	—	—	—	0.02	0.38	
Paying leg	2,504	—	1,366	—	—	10,404	14,274	8,967
Average Interest Rate %	0.06	—	0.92	—	—	1.72	1.35	
USD								**1,224**
Fixed to floating	—	—	—	—	—	—	—	**1,224**
Receiving leg	(434)	(3,858)	(4,473)	—	—	(9,550)	(18,316)	(9,972)
Average Interest Rate %	1.30	2.79	1.59	—	—	3.16	2.65	
Paying leg	434	3,858	4,473	—	—	9,550	18,316	11,196
Average Spread %	1.03	2.78	0.97	—	—	—	0.85	





Index

Millions of euros	Maturity							Fair
Trading accountant purposes	2025	2026	2027	2028	2029	Subsequent years	Total	value
GBP								**17**
Fixed to floating	—	—	—	—	—	—	—	**17**
Receiving leg	—	—	—	—	(482)	—	(482)	(468)
Average Interest Rate %	—	—	—	—	3.42	—	3.42	
Paying leg	—	—	—	—	482	—	482	485
Average Spread %	—	—	—	—	—	—	—	
CLP								**(12)**
Floating to fixed	—	—	—	—	—	—	—	**(13)**
Receiving leg	—	—	—	—	—	(150)	(150)	(147)
Average Spread %	—	—	—	—	—	(0.57)	(0.57)	
Paying leg	—	—	—	—	—	150	150	134
Average Interest Rate %	—	—	—	—	—	4.13	4.13	
COP								**(25)**
Fixed to floating	—	—	—	—	—	—	—	**2**
Receiving leg	(58)	—	—	—	—	—	(58)	(58)
Average Interest Rate %	5.77	—	—	—	—	—	5.77	
Paying leg	58	—	—	—	—	—	58	60
Average Spread %	1.07	—	—	—	—	—	1.07	
Floating to fixed	—	—	—	—	—	—	—	(27)
Receiving leg	(516)	—	—	—	(33)	—	(549)	(561)
Average Spread %	—	—	—	—	3.39	—	0.21	
Paying leg	516	—	—	—	33	—	549	534
Average Interest Rate %	3.18	—	—	—	8.09	—	3.48	




Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2025	2026	2027	2028	2029	Subsequent years	Total
Currency swaps								
Receive	BRL	33	—	—	—	—	—	33
Pay	BRL	(105)	—	(7)	—	—	—	(112)
Receive	CLP	—	—	—	—	—	—	—
Pay	CLP	—	(106)	—	(104)	(37)	(405)	(652)
Receive	COP	411	—	—	—	—	—	411
Pay	COP	(411)	(62)	—	—	—	(411)	(884)
Receive	EUR	16	256	2,549	—	—	—	2,821
Pay	EUR	(46)	(2,352)	(3,728)	—	(448)	(6,255)	(12,829)
Receive	GBP	—	603	—	—	482	—	1,085
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	92	92
Pay	JPY	—	—	—	—	—	—	—
Receive	UFC	—	—	—	111	37	—	148
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	621	2,125	3,800	—	—	7,626	14,172
Pay	USD	(514)	(260)	(2,598)	—	—	—	(3,372)
TOTAL		**5**	**204**	**16**	**7**	**34**	**647**	**913**

The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.83), EUR/USD (1.12) and USD/COP (3,755.96).





Index

Millions of euros		2025	2026	2027	2028	2029	Subsequent years	Total
Forwards								
Receive	BRL	23	—	—	—	—	—	23
Pay	BRL	(2,824)	—	—	—	—	—	(2,824)
Receive	CLP	1	—	—	—	—	—	1
Pay	CLP	(75)	—	—	—	—	—	(75)
Receive	COP	49	13	—	—	—	—	62
Pay	COP	(199)	—	—	—	—	—	(199)
Receive	CZK	93	—	—	—	—	—	93
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	4,350	266	—	—	—	—	4,616
Pay	EUR	(841)	—	—	—	—	—	(841)
Receive	GBP	23	—	—	—	—	—	23
Pay	GBP	(221)	—	—	—	—	—	(221)
Receive	MXN	13	—	—	—	—	—	13
Pay	MXN	(234)	—	—	—	—	—	(234)
Receive	PEN	25	—	—	—	—	—	25
Pay	PEN	(461)	(1)	—	—	—	—	(462)
Receive	USD	1,533	1	—	—	—	—	1,534
Pay	USD	(1,236)	(292)	—	—	—	—	(1,528)
Receive	UYU	28	—	—	—	—	—	28
Pay	UYU	(35)	—	—	—	—	—	(35)
TOTAL		**12**	**(13)**	**—**	**—**	**—**	**—**	**(1)**

The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.83)), EUR/USD (1.08), USD/COP (4,457.11) and EUR/BRL (6.35).




Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2024 and 2023 and their nominal amounts are as follows:

Descriptive name summary	Current limit (millions)	Currency	Outstanding principal balance (millions of euros)		Arrangement date	Maturity date
			12/31/2024	12/31/2023		
Telefónica, S.A						
Structured Financing (*)	62	USD	59	136	12/11/2015	03/11/2026
Structured Financing (*)	42	EUR	42	101	12/11/2015	03/11/2026
Sustainable syndicated (1)	5,500	EUR	—	—	03/15/2018	01/13/2029
Bilateral loan	—	EUR	150	150	09/26/2022	12/15/2032
Bilateral loan	—	EUR	125	125	12/23/2022	06/15/2033
Bilateral loan	—	EUR	150	150	02/14/2023	09/29/2033
Bilateral loan	—	EUR	150	—	03/27/2024	07/31/2034
Bilateral loan	—	EUR	140	—	10/09/2024	10/31/2031
Bilateral loan	—	EUR	100	—	11/21/2024	12/16/2031
Telefónica Germany GmbH & Co. OHG						
EIB Financing	—	EUR	33	108	06/13/2016	06/13/2025
Sustainable syndicated	750	EUR	—	—	12/17/2019	12/17/2026
EIB Financing (Tranche 1)	—	EUR	250	300	12/18/2019	06/18/2029
EIB Financing (Tranche 2)	—	EUR	125	150	01/14/2020	07/14/2029
Colombia Telecomunicaciones, S.A. E.S.P.						
Bilateral loan	—	COP	109	118	07/06/2021	03/19/2025
Bluevia Fibra S.L.U.						
Syndicated (2)	360	EUR	325	250	11/16/2022	12/20/2029
Telxius Telecom, S.A.						
Syndicated (3)	145	EUR	100	100	12/01/2023	12/04/2029
Telefónica Móviles Chile, S.A.						
Bilateral loan	—	USD	125	116	08/22/2023	08/22/2026

(1) The second one-year extension option for the Telefónica, S.A. sustainability-linked syndicated credit facility for up to 5,500 million euros, was executed on January 13, 2024, extending the maturity date to January 13, 2029.

(2) The second one-year extension option of the Bluevía Fibra S.L.U syndicated facility, for 360 million euros, was executed on December 20, 2024, with a maturity extending the maturity date to December 20, 2029.

(3) On December 4, 2024, the first one-year extension option of the Telxius Telecom, S.A, syndicated facility, for 145 million euros, was executed extending the maturity date to December 4, 2029. The facility has two annual extension options at Telxius Telecom, S.A. request with a maturity maximum up to 2030.

(*) Facility with amortization schedule, showing in the column "Current limit" the undrawn amount.




Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations

As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group's business areas. The extent to which telecommunications regulations apply to the Telefónica Group depends largely on the nature of its activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.

In order to provide services and operate its networks and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authorities or NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.

This section describes the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sector-specific regulators which are described in this section are in the process of being adopted and, therefore, have not yet concluded.

Electronic Communication Regulation in the European Union

By Directive (EU) 2018/1972, of December 11, 2018, the European Code of Electronic Communications (EECC in its acronym in English) was approved by the European Parliament and the Council.

The Code includes measures to stimulate investment on very high capacity network (VHCN), modernization of the provisions of the Universal Service and certain changes in the regulation of services with the aim of balancing the supply conditions (Level Playing Field) between telecom operators and OTTs. In addition, some improvements are included for the coordination of spectrum management processes throughout the EU as well as a harmonization of licenses duration up to at least 20 years.

The Commission will review the operation of this Directive and send a report to the European Parliament and the Council by December 21, 2025.

In accordance with the provisions of the EECC, the Relevant Market Recommendation (RMR) adopted in December 2020, identifies the relevant markets within the electronic communication sector that are susceptible of ex ante regulation by the NRAs. The NRAs should assess the competitive conditions of these markets and where appropriate, designate operators as having significant market power (SMP) and impose obligations. The markets susceptible to ex ante regulation were reduced from 4 to 2: wholesale local access provided at a fixed location market (m1) and wholesale dedicated capacity market (m2). Nevertheless, NRAs are still able to analyze any other market that according to national circumstances might deemed to be uncompetitive.

In relation to the maximum cap at European level for both fixed and mobile termination rates (FTRs/MTRs), since the adoption of a Delegated Act, by the EC, on December 18, 2020, the maximum rates applicable are those included in the correspondent glide paths per country, with the aim of converging to 0.2 euro cents per minute for mobile termination and to 0.07 euro cents per minute in the case of fixed rates as of January 1, 2024.

The Commission, in consultation with BEREC, will review the Delegated Act by December 2025 and review whether EU – wide tariffs are still necessary. If EU – wide tariffs are no longer necessary, NRAs will be able to carry out their own market analysis.

Additionally, the European Council has approved the Recovery and Resilience Mechanism (RRM), with




European funds of 750 billion euros until 2025 as a central pillar of the European Digital Transformation (at least 20% of funds devoted to digitalization) initiatives which can receive support to advance connectivity and the digitalization of society.

Telecom Single Market

EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open Internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.

- **Roaming:** On April 13, 2022, the new Regulation on international roaming in the European Union was published in the Official Journal of the EU and being directly binding for Member States as it entered into force on July 1, 2022. From this date the new regulation maintains "Roaming like at Home" and includes a price cap glide path for maximum wholesale rates for voice, data and SMS. This reviewed regulation also includes new provisions on transparency and Quality of services. This regulation is set to expire in 2032, though it is foreseen review in 2025 to assess market evolution. For this 2025 review, the EC started a process to analyze wholesale roaming costs together with the Euro rate for mobile termination (MTRs). By June 30, 2025, the Commission shall, after consulting the Body of European Regulators for Electronic Communications (BEREC), submit a report to the European Parliament and the Council, followed, if appropriate, by a legislative proposal to amend the Regulation.

- **Net Neutrality:** Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the devices that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

BEREC has updated the Guidelines on the Implementation of the Open Internet Regulation. Reviewed guidelines prohibit non application agnostic price differentiation, resulting in near prohibition of zero rating and sponsored data commercial practices. Telefonica does not expect a commercial impact in current portfolio of services.

On April 30, 2023, the EC submitted a report assessing the regulatory implementation of the OIR to the European Parliament and to the Council thereon. The EC concluded the principle based Open Internet Regulation remains relevant and fit for purpose, proposing to keep OIR unchanged. The EC shall deliver a new assessment report in four years' time, by April 30, 2027, including, needed be, appropriate proposals to amend the Regulation.

Digital Single Market

Among the most relevant regulatory initiatives we can find the following:

- **Content Package:**

  ○ On November 28, 2018, the **audiovisual Directive (AVMS)** was published in the Official Journal of the European Union. The text came into force on December 19, and had to be transposed into national law in the EU member States by September 19, 2020. Among the main novelties of the regulation, it includes greater protection of children, limits on advertising and boost to European production. Rules will apply to television channel and also to video-on-demand platforms and distribution of videos, as well as to live broadcasts on these platforms. In particular video sharing platforms will be obliged to reserve at least 30% of European production in their video catalogs on demand. In addition, Member States may impose financing obligations to providers of VOD services established in another Member State but offering services in their countries.

  ○ The **Geo-Blocking Regulation** forbids any unjustified geographically-based restrictions which undermine online shopping and cross-border sales. Audiovisual services are excluded from the scope of the Regulation and territorial licenses and legitimate geo-blocking practices are considered justified protection tools for the European audiovisual industry. On December 13, 2023, European Parliament adopted a Resolution on the implementation of the 2018 Geo-blocking Regulation in the Digital Single Market, maintaining that the eventual inclusion of audiovisual services in the scope of the Geo-blocking Regulation would result in a significant loss of revenue, putting investment in new content at risk, while eroding contractual freedom and reducing cultural diversity in content production, distribution, promotion and exhibition. European Commission will present its Second Implementation Report on the application of the Regulation and its overall impact on the Internal Market in 2025.

  ○ European Commission issued a **Recommendation on combating online piracy of live content on May 4, 2023**. The Recommendation acknowledges that sports and other live events such as concerts contribute to a diverse European cultural scene and to economic growth and job creation in the EU. The




Recommendation proposes some measures (1) to ensure prompt treatment of notices related to unauthorized retransmissions of live sports events during the transmission in order to minimize the harms caused by the illegal streaming, (2) to encourage the use of dynamic blocking injunctions tailored to live events based on successful experiences in some Member States and (3) to enhance cooperation amongst competent authorities in the fight against piracy, including cross-border cooperation. The Recommendation also sets up a monitoring system by which European Commission and European Observatory on Infringements of Intellectual Property Rights (EUIPO Observatory) will assess the impact of the recommended measures by November 17, 2025 and decide whether additional legislative measures are necessary in view of technological developments.

- **Regulations on the Digital Services and the Digital Markets:**

  The Digital Services Act 2022/2065 of October 19, 2022 and the Digital Markets Act 2022/1925 of September 14, 2022 were adopted and published in the Official Journal of the EU.

  In relation to the new **Digital Services** regulation, obligations will apply throughout the EU to all digital services that connect consumers to goods, services or content, such as:

- Rules on the removal of illegal goods, services or content online.

- Safeguards for users whose contents have been removed by error by the platforms.

- Obligation for the platforms to adopt measures to avoid the abuse of their systems.

- Transparency measures with a wide scope.

- New powers to control the operation of the platforms.

- New rules on the traceability of companies in online markets.

- Cooperation process between authorities to ensure compliance and adoption of measures.

  In February 2024, the obligations established for intermediary providers came into force.

In November 2024, the European Commission adopted an implementing act setting out the rules and templates for transparency reporting to ensure that all relevant providers provide clear and comparable information on their content moderation practices. Providers will have to start collecting data from July 2025, with the first harmonized reports to be published in 2026.

For its part, the **Digital Markets** regulation, is in force since May 2, 2023, and its main goal is preventing the so called "gatekeepers" from imposing unfair conditions on end users and at ensuring the openness of important digital services, its main provisions are:

- It will only apply to the main platform providers more prone to incur in unfair practices and ensuring contestability in a set of core platform services.

- It establishes quantitative thresholds for the designation of "gate keepers".

- It requires "gate keepers" to take action in a proactive manner.

- The regulation foresees mechanisms for the Commission to designate new "gatekeepers" below the thresholds; to add new services and obligations; and to impose structural or behavioral remedies for systematic non-compliance through a market investigation.

- The EC can impose fines of up to 10%of the company's total worldwide annual turnover or 20% in the event of repeated infringements.




Artificial Intelligence Act.

Regulation (EU) 2024/1689 on AI entered into force on August 1, 2024, and will be fully applicable two years later, with some exceptions: prohibitions will enter into force after six months, governance rules and obligations for general purpose AI models will apply after twelve months, and rules for AI systems- embedded in regulated products- will apply after 36 months. To ease the transition to the new regulatory framework, the Commission has launched the AI Pact, a voluntary initiative that aims to support future implementation and invites developers to comply with the key obligations of the AI Act in advance. Telefónica has signed the European Pact.

The AI regulation is based on a risk-based approach. The higher the risk of the AI system, the stricter the obligations. There are even use cases that are directly prohibited. For systems that are classified as high-risk and predefined as such in the Law, some obligations are stablished called the "minimum requirements" that have to be complied before putting the system into the market and once the system is being commercialized. For other AI systems, which are not classified as high risk, voluntary measures apply. Different types of actors are distinguished in the value chain: AI system suppliers, importers/distributors and system users, each with different responsibilities. The most onerous obligations are imposed on the IA providers.

Providers of generative AI must maintain the technical documentation of the model, provide information to other providers who integrate the model, respect EU copyright law and publish a detailed summary of the content used for training, and cooperate with the Commission and national authorities. Providers of models with systemic risk are also required to conduct assessments according to standardized protocols, assess and mitigate systemic risk at EU level, maintain serious incident reports, conduct adversarial testing and ensure an adequate level of cyber protection. The development of codes of conduct at EU level is encouraged and facilitated to contribute to the proper implementation of the regulation.

In September 2024, Telefónica signed the AI Pact, committing to start applying the principles of the AI Act ahead of its entry into application, namely 3 core actions: (1) having an AI governance strategy to foster AI uptake, (2) mapping high-risk AI systems and (3) promoting AI literacy and awareness among employees.

Telefónica is also contributing to the development of the first Code of Practice for general-purpose AI models (GPAI), which will detail the AI Act provisions for providers of general-purpose AI models & general-purpose AI models with systemic risks and will help AI companies to demonstrate compliance with the AI Act.

Data Protection

In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, directly applicable in all member States in Europe from May 25, 2018, introduced administrative fines of up to 4% of an undertaking's annual global turnover of the preceding financial year for breaching the new data protection rules. Spain, Germany and the United Kingdom have adopted implementing measures of this Regulation.

In April 2024, the European Parliament voted its position on the GDPR Procedural Rules Regulation. In June 2024, the European Council adopted its Common Approach on the proposed Regulation. Trilogue negotiations between both Institutions have followed. The future Regulation aims to improve cross-border cooperation between National Data Protection Authorities (DPAs) with a targeted harmonization of key aspects of the administrative procedures in cross-border cases. The Regulation will complement GDPR, without amending GDPR substantial elements, nor rights of data subjects neither obligations of data controllers and processors. The Regulation will be adopted following Ordinary Legislative Procedure, requiring final agreement between both EU Co-Legislators, European Parliament and Council.

In parallel, European Commission issued its Second Report on the application of GDPR in July 2024. The Report states that GDPR continues to ensure strong protection for data subjects and risk-based obligations for controllers and processors. The Report also identifies some priority areas to improve the application of the GDPR (e.g., robust enforcement, cooperation between Data Protection Authorities and coherent application of EU digital rules). The Report refers to the Proposal for a Regulation on e-Privacy "that has been under negotiation for several years" and states that reflection is needed on the next steps for this initiative, including its relationship with the GDPR.

On January 10, 2017, the EC put forward its Proposal for a Regulation on ePrivacy, to replace the current Directive 2002/58/EC on privacy in the electronic communications sector and complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking's annual global turnover of the preceding financial year for breaching new regulation. After lengthy and unsuccessful negotiations, the new Commission is expected to withdraw the proposed Regulation in 2025.

Regarding International Transfers of Data, in July 2023 the European Commission adopted the new EU-US Data Privacy Framework, which established the adequate level of protection to be afforded to personal data transferred from the EU to the US companies signatories of the new EU-US Data Privacy Framework principles.




On October 9, 2024, the European Commission conducted the first review to monitor relevant developments in the U.S. and verify whether all elements of the U.S. legal framework are working effectively in practice. Periodic reviews will be carried out thereafter, at least every four years.

The EU-US Data Privacy Framework is the third try after its predecessors, the 2000 Safe Harbour and the 2016 Privacy Shield, were considered invalid by the European Court of Justice.

The new EU-US Data Privacy Framework is administered by US Department of Commerce, which processes applications for self-certification and monitors whether signatory companies continue to comply with EU-US Data Privacy Framework principles, thus continue to meet the certification requirements as an "adequate company".

Compliance by US signatory companies with their obligations under the EU-US Data Privacy Framework will be enforced by the US Federal Trade Commission.

In December 2024, the European Data Protection Board (EDPB), composed by representatives of the relevant National Data Protection Authorities, published Guidelines about data transfers to third country Authorities (in case of collecting crime evidence, checking financial transactions or approving new medications) and approved a new European Data Protection Seal.

Radio spectrum policy

The European Electronic Communications Code grants the Radio Spectrum Committee (RSC) the powers to harmonize the use of spectrum bands, for the provision of electronic communications services and lays down the rules governing the process through which Member States authorize those bands to specific users. It also mandates Member States to allow the use of sufficiently large blocks of the 3400-3800 MHz band, and at least 1 GHz in the 24,25-27,5 GHz band, in order to facilitate the roll-out of 5G.

Assignment processes have been completed across our European footprint in the 3400-3800 MHz band, with Telefónica securing at least 70 MHz in each market (see table at the end for details).

Regarding the 24,25-27,5 GHz band, it is available in Germany through local licenses awarded on a first-come-first-served basis. In Spain, a competitive tender took place in December 2022 and Telefónica secured a national license of 1 GHz.

Once the harmonization and assignment of the priority bands for 5G (700 MHz, 3500 MHz and 26 GHz) has been nearly completed, the European institutions are

beginning the process to identify new bands that in a 2025-2030 horizon may be available for the provision of wireless broadband services. Among the most relevant bands for Telefónica are the 470-694 MHz and the 6425-7125 MHz bands, which have been regionally identified at the ITU world conference in 2023, and the 3800-4200 MHz band. As part of that process the RSC approved in December 2024 a mandate to the CEPT with a view to the harmonization of the 6425-7125 MHz band, and CEPT approved in November 2024 the response to the mandate from the RSC on the use of the 3800-4200 MHz band for local low and mid-power networks.

EU competition law

European competition provisions have the force of law in the Member States and, therefore, are applicable to our operations in those States.

The Treaty on the Functioning of the European Union (TFEU) prohibits "concerted practices" and any agreement between companies that may affect trade between Member States and that restricts or has the objective of restricting competition in domestic market. The Treaty also prohibits any abuse of dominant position within the European Union or any considerable part thereof that may affect trade between Member States.

The EU Merger Regulation requires that all mergers, acquisitions and joint ventures involving companies that meet certain turnover thresholds are subject to review by the EC rather than the national competition authorities. In accordance with the amended Community Merger Regulation, market concentrations that significantly impede effective competition in the market will be prohibited. The European Commission has the authority to apply the EU framework for the defense of the competition.

There are similar competition rules in the legislation of each Member State. Those responsible for ensuring compliance are the national competition authorities.

In addition, in 2023 the EU on Foreign Subsidies Regulation introduced a notification-based procedure to investigate concentrations and public procurement procedures of very high monetary value involving financial contributions granted by non-EU governments to EU and non-EU companies.

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (11/2022) of June 28, transposing the implementation of the "EECC" into national law.




The Delegated Act, approved by the European Commission in December 2020, sets the maximum applicable rates for mobile termination at 0.2 euro cents per minute as of January 1, 2024, and for fixed termination at 0.07 euro cents per minute as of July 1, 2021.

The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.

The main licenses and concessions held by Telefónica in Spain are listed at the end of this Appendix VI under the title "Main concessions and licenses held by the Telefónica Group".

Market analysis

The following are the most relevant markets in which Telefónica is deemed to have Significant Market Power (SMP).

Fixed markets

Wholesale fixed access and call origination market

On January 17, 2017, the CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica has SMP, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented bases, and regarding the implementation of an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts. In July 2024, the CNMC approved the deregulation of this market.

Wholesale (physical) to network infrastructure access and wholesale broadband access

On October 7, 2021, CNMC has completed the latest broadband market analysis (1/2020, 3b/2014 markets). The most remarkable aspects stated by CNMC are:

- To expand the competitive area in new generation networks, from 66 to 696 municipalities, which represent the 70.5% where the Spanish population lives. In these areas the obligation to offer a wholesale broadband access service (NEBA) will not be imposed on Telefónica's fiber network.

- In the remaining municipalities, CNMC requires Telefónica to provide other operators with a virtual disaggregated access service (local NEBA) and a wholesale broadband access service (NEBA) on its fiber network.

- Throughout the whole territory, CNMC decided to maintain the obligation by which Telefónica must provide wholesale access service to its civil infrastructure (ducts, conduits and poles).

High-quality wholesale access market in a fixed location

On March 29, 2022, the CNMC approved the definition and analysis of the market for high quality wholesale access provided at a fixed location considering that Telefónica has SMP and imposed obligations regarding access to terminal leased lines, business bitstream access, access to civil works infrastructure and economic replicability. It also imposed, among others, the obligation of non-discrimination, transparency and separation of accounts.

In September 2024, the CNMC proposed a modification to the economic replicability methodology of Telefónica's retail broadband offers. The modifications introduced aim to simplify the methodology by defining a higher level of grouping in the flagship products when determining replicability, and removing restrictions on configuring promotional actions, as well as the obligations for prior notification of the launch of new products and promotions.

The final resolution was approved on February 4, 2025 with its publication in the Official State Gazette (BOE).

On December 20, 2024 the CNMC has published a public consultation with the market analysis 1/2020 and 3b/2014 proposing the deregulation of Telefónica's fiber network access obligations, as well as associated obligations such as economic replicability. The public consultation period extends until the end of February 2025, and the final resolution is expected to take place at the end of the first half of 2025.

Likewise, on December 20, 2024, the CNMC has also published a public consultation with the analysis of a new relevant market for access to physical infrastructures, maintaining the existing framework of regulated access obligations to Telefónica's civil infrastructures with cost-oriented prices and under transparent and non-discriminatory conditions existing in the scope of the 1/2020 market.

The public consultation period runs until the end of February 2025, and the final decision is expected in the second half of 2025.

Wholesale access to submarine cable infrastructure

In July 2024, the final resolution of the CNMC's market analysis proposal to deregulate wholesale access to Telefónica de España's submarine cable infrastructure was approved. As a result, Telefónica de España will no longer be considered as an SMP operator with respect




to its submarine trunk routes and all current obligations were lifted within 6 months of such approval.

Universal service obligations

On February 6, 2023, the Minister for Economic Affairs and Digital Transformation issued the Ministerial Order designating Telefónica de España, S.A.U. as the operator responsible for the provision of the services included in Article 37.1 of the General Telecommunications Law: adequate broadband internet access service at a fixed location with a minimum download speed of 10 Mbps as well as voice communications services at a fixed location. The territorial scope of the designation is the entire national territory and the designation is made for a period beginning at zero hours on February 10, 2023 and ending at zero hours on January 1, 2025.

In December 2024, the Secretary of State for Telecommunications submitted to public consultation the tender specifications for the designation of the operator responsible for providing the services included in the universal service, as well as the possible expression of interest of operators to participate in such a tender.

The final designation of the operator responsible for the provision of the above services is expected to take place during the first quarter of 2025.

Spectrum

On February 22, 2021, Telefónica España acquired a 10 MHz block in the 3.4-3.8 GHz band for 21 million euros. With this spectrum acquisition, Telefónica completes 100 MHz which corresponds to the maximum carrier width in the 5G standard. In order for all the operators to have contiguous frequency blocks and ensure a more efficient use of the spectrum to deploy 5G technology and associated services, the Ministry of Economic Affairs and Digital Transformation adopted a resolution for the reorganization of the 3.4-3.8 GHz band. Regarding the 700 MHz band, Telefónica España acquired 2x10 MHz for 310 million euros in the spectrum auction which took place in July 2021.

Additionally, Telefónica has already extended its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz+ 5 MHz) until 2030.

Telefónica was awarded with 5 blocks of 200 MHz for an amount of 20 million euros in the auction of the 26 GHz band that took place on the December 21, 2022 The licences were formalized in May 2023.

Pursuant to the provisions of the Second Transitory Provision of the General Telecommunications Law, Telefónica Móviles España has requested the extension of the spectrum concessions to a total term of 40 years.

The Ministry of Economic Affairs and Digital Transformation submitted for public consultation a draft Ministerial Order modifying the duration of the concessions.

Last June 2024, the Ministerial Order was finally approved.

Telefónica Móviles España acquired 20 MHz in the 3500 MHz band in the secondary spectrum market after the approval of Orange and MásMóvil merger process. Approval of the transfer by the Secretary of State for Telecommunications will be effective as of January 1, 2025.

In addition, Telefónica Móviles España and DIGI have agreed to mutualize their spectrum in the 3500 MHz band, giving both operators the right to use 140 MHz of contiguous spectrum. The mutualization agreement between the two operators was approved by the Secretary of State for Telecommunications in December 2024.

5G cybersecurity

Royal Decree-Law 6/2023, of December 19, which approves urgent measures for the execution of the Recovery, Transformation and Resilience Plan, includes in its fifth final provision the modification of Royal Decree-Law 7/2022, of March 29, on requirements to guarantee the security of fifth generation (5G) electronic communications networks and services

The main amendments refer to:

- The need to request authorization for installation and modifications to the 5G access network in areas identified as "critical".

- The obligation to have two suppliers as part of the supply chain diversification strategy is limited exclusively to the radio access network. In any case, the Administration reserves the right to modify the diversification strategy of the operators for security reasons.

- Certain elements, functions and systems of both the core of the network and the control and management systems and support services may be located outside the national territory, provided that the Ministry of Digital Transformation can exercise its powers of inspection and sanctioning regime so that it can carry out a comprehensive verification of the functioning, operability and conditions of use of such critical elements of a 5G network and, if necessary, adopt precautionary or definitive measures on them.

In addition, on December 21, 2023 the Secretary of State for Telecommunications and Digital Infrastructures submitted for public consultation the draft Royal Decree




approving the 5G National Security Scheme (ENS5G), which includes the risk analysis and mitigation strategies. The approval of the ENS5G Royal Decree came into force on May 1, 2024.

Contribution to RTVE funding

In August 2009, the Radio and Television Corporation Finance Law (Ley de Financiación de la Corporación de Radio y Television Española) was approved establishing that: (i) telecommunication operators which operate nationwide or at least in more than one region, have to pay a fixed annual contribution of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and (ii) the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region have to pay an annual fixed contribution to the RTVE funding as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers; and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.

Contributions made to the funding of RTVE were appealed by Telefónica España and Telefónica Móviles España. The proceedings are currently on hold waiting for the ruling on (i) a prejudicial question submitted by the National High Court to the Court of Justice of the European Union; and (ii) also on an unconstitutionality question submitted to the Spanish Constitutional Court regarding compliance of the underlying law with the European legislation and the Spanish Constitution.

The Audiovisual Communications General Law includes a provision to withdraw the 0.9% of the invoiced operating income contribution to RTVE funding which entered in force by January 1, 2023.

Acquisition of Distribuidora de Televisión Digital, S.A. (DTS)

The Resolution of the CNMC of April 22, 2015 authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization, the new entity assumed a set of commitments for a five-year period, which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) the prohibition of including a period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content providers.

In July 2020, the CNMC agreed to extend for three years

most of the commitments to which the authorization of the concentration between Telefónica and DTS was subordinated in 2015.

Telefónica Spain appealed the CNMC's extension decision and although the Sixth Section of the Administrative Chamber of the National Court of Appeals issued a dismissal decision, Telefónica Spain has appealed this decision in cassation before the Supreme Court. This cassation appeal (n° 3655/2023) was admitted for processing on July 13, 2023, and is pending to be scheduled for voting and ruling.

In May 2023, having elapsed such extension of three additional years, the commitments to which the authorization of the merger between Telefónica Spain and DTS was subordinated in 2015 have definitively expired.

Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). The Telecommunications Act has been repeatedly amended over the last years, most recently through the transposition of the European Code of Electronic Communications (EECC) into German law with effect from December 1, 2021. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA.

The main licenses and concessions held by Telefónica in Germany are listed at the end of this Appendix VI under the title "Main concessions and licenses held by the Telefónica Group".

Spectrum

In May 2024, the BNetzA continued the procedure for the provision of frequencies in the 800 MHz, 1,800 MHz and 2,600 MHz ranges with the publication of the consultation draft of a final decision (draft decision) and made this available for consultation until July 8, 2024. The draft decision is based on the BNetzA's framework conditions from September 2023 and the comments received on the same. The draft decision provides for the existing frequency usage rights in the above-mentioned frequency ranges, which expire at the end of 2025, to be extended for a transitional period of five years in an initial action plan.

In a second set of actions, a larger procedural framework is to be established for utilisation from 2031 onwards, including rights of use and new frequency ranges that expire in 2033 or become newly available for mobile




communications in the coming years; a decision on this set of actions is planned for 2028.

The Telefónica Deutschland Group commented on the draft decision. A final decision in the frequency provision procedure is expected in the first quarter of 2025.

Regarding the coverage requirements resulting from the 2019 frequency auction, the Telefónica Deutschland Group notified the BNetzA at the beginning of January 2023 that it had fulfilled the obligations due at the end of 2022 to cover households and major routes, and to commission 1,000 5G base stations and base stations in 500 white spots, respectively, in line with the obligations.

The notification was reviewed by the BNetzA. In September 2023, the BNetzA determined that the Telefónica Deutschland Group had fulfilled the obligation to supply households and 1,000 5G base stations on time. With regard to the sites along the major routes and in white spots that were not fulfilled on time, the BNetzA sent a further consultation letter to the Telefónica Deutschland Group regarding their non-fulfilment and subsequent fulfilment. With regard to a few sites where the BNetzA assumes that the Telefónica Deutschland Group is responsible for the delay, the BNetzA opened a further hearing in September 2023 as part of a fine procedure. Both proceedings are still ongoing.

Regarding the coverage requirements to cover further traffic routes due at the end of 2024, the Telefónica Deutschland Group notified the BNetzA in January 2025 that it had fulfilled the obligations in line with the obligations. The notification is still being reviewed.

Regarding the coverage requirements resulting from the 2019 frequency auction, the Telefónica Deutschland Group, the Deutsche Telekom Group and the Vodafone Group in July 2021 entered into a cooperation for the joint construction of additional radio towers and masts, as well as their technical support and use. The cooperation is designed to meet coverage obligations, especially for transport routes and in rural areas, where frequency holders are allowed to enter into cooperation agreements to fulfil these obligations.

In November 2021, the Telefónica Deutschland Group concluded an agreement with the Deutsche Telekom Group on active shared network usage at "grey spots", which are areas in which only one mobile network operator offers mobile network access to its customers. A similar agreement with the Vodafone Group has been concluded on January 25, 2022. In both cooperation agreements, live operations were launched in the third quarter of 2022 with reciprocal access to the first mobile network sites.

On August 26, 2024, the Cologne Administrative Court ruled that the BNetzA decision of November 26, 2018, was unlawful due to concerns of bias and influence by a federal ministry; this decision was on the allocation and auction rules for the auction conducted in 2019 of the frequencies in the 2 GHz and 3.6 GHz ranges. The BNetzA was obliged by the court to issue a new decision. The grounds for the judgement would allow the BNetzA to reissue the previous decision with a new statement of reasons.

On August 2, 2023, the 1&1 Group publicly disclosed it had concluded a binding preliminary contract for a long-term, exclusive national roaming partnership with Vodafone Group, in which the parties were obligated to conclude a final national roaming cooperation as quickly as possible. This cooperation includes the non-discriminatory provision of national roaming services in areas not yet covered by the new 1&1 mobile network and in particular includes access to the 5G network of Vodafone Group, including mobile communication standards 2G and 4G and future mobile communication standards and technologies.

On August 23, 2024, the 1&1 Group announced the final signing of the national roaming cooperation with the Vodafone Group and the launch of national roaming for new 1&1 customers on the Vodafone Group network in areas not yet served by the 1&1 Group itself starting August 29, 2024. Existing 1&1 customers who previously used the Telefónica Deutschland Group network are to be migrated to the Vodafone Group network by December 31, 2025.

Market reviews

The EU Commission's delegated act on termination rates entered into force on July 1, 2021 and the approved charges have been amended accordingly:

Mobile termination rates (MTR)

Due to the delegated act a charge of 0.20 euro cents per minute applies from January 1, 2024. This charge applies to all German providers of these services.




Fixed termination rates (FTR)

FTRs have been subject to a charge of 0.07 euro cents per minute since July 1, 2021. This charge applies to all German providers of these services.

United Kingdom

General legislative framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services. Under the terms of the Withdrawal Agreement, the UK implemented the 2020 Electronic Communications and Wireless Telegraphy Regulation (Amendment) (European Electronic Communications Code and EU Exit) which made amendments to the Communications Act, with effect from December 21, 2020, in order to transpose the EECC into UK law.

The main licenses and concessions held by Telefónica in the United Kingdom are listed at the end of this Appendix VI under the title "Main concessions and licenses held by the Telefónica Group". These licenses are part now of the joint venture with Liberty Global plc (VMED O2 UK Limited) (see Note 2).

Wholesale price regulation

Mobile termination rates (MTR)

Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost approach ("pure LRIC"). In its 2021-2026 price control decisions, Ofcom set a charge control, with the prevailing rate as of April 1, 2024 set at 0.468ppm.

However, termination rates for calls originating outside the UK must be no more than the reciprocal termination rate charged by the relevant international telecoms provider for a call originating in the UK, or the MCT provider's domestic rate, whichever is the higher.

MTR caps will be updated on April 1, 2025 based on inflation (CPI measured for 12 months at December 31, 2024) plus X, with X specified as + 1.5%.

Ofcom is expected to begin consulting on the regulation of these markets for 2026-2031 during the summer of 2025.

Fixed termination rates (FTR)

Similar to MTRs Annual indexation to CPI applies to prevailing FTRs, but with no "X" adjustment based on the same time period for CPI. VMO2's current FTR is 0.0356ppm from April 1, 2024.

The review of fixed termination rates will take place at the same time as MTRs are reviewed.

Spectrum

Following an agreement between the Government and industry to provide for a "Shared Rural Network", the mobile operators, including Telefonica United Kingdom, agreed to amend their 900 and 1,800 MHz licenses to provide for 88% geographic coverage by 2024 and 90% geographic coverage by 2026. Telefónica UK achieved its coverage objective by the mid-2024 target date.

Ofcom has announced that it will start the award of 26GHz and 40GHz mmwave spectrum in the third quarter of 2025.

In December 2024, Ofcom launched a consultation which reviews the annual licence fees paid for 900 MHz, 1800 MHz, and 2100 MHz spectrum. Ofcom's initial proposal was a 14.8% reduction in the fees currently paid by Telefónica UK.

Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector. On October 4, 2019, Law 13.879/2019 was published, introducing significant changes to the telecommunications framework.

Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules. The antitrust law establishes a pre-merger notification regime for concentration transactions, with turnover thresholds (one participant with gross revenue of 750 million Brazilian reals in Brazil and other participant with gross revenue of 75 million Brazilian reals in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called 'associative agreements'. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.




Licenses

The main licenses and concessions of spectrum held by Telefónica in Brazil are listed at the end of this Appendix VI.

In the state of São Paulo, Telefônica Brasil provides fixed telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until December 31, 2025. On October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework by allowing fixed-line concessions operators to migrate from a concession regime for limited time (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime.

On July 5, 2022, and according to the Law, ANATEL presented a methodology with an estimation of the economic value associated with the migration of the concession regime to authorization.This methodology was validated by the Federal Court of Accounts ("TCU" for its acronym in Portuguese) on March 22, 2023, with the consideration that ANATEL should envisage the market value for the valuation of reversible assets.

ANATEL re-evaluated the service adequacy balance (from concession to authorization) based on the indications presented by the TCU, presenting a new economic value estimate that was approved on July 24, 2023.

Telefônica Brasil had to validate this value within 120 days. However, given the possibility that in processes involving arbitration and migration an agreement could be reached between ANATEL and Telefônica Brasil, which should be agreed with the TCU, ANATEL agreed to Telefônica Brasil's request to suspend the aforementioned 120 days term. Likewise, it sent to the TCU the request for a Consensual Solution for the resolution of the existing conflict between ANATEL and Telefônica Brasil registered under Process No. 036.366/2023-4.

On January 23, 2024, TCU approved ANATEL's request for a friendly settlement, which resulted in the creation of negotiating committee.

On December 16, 2024, Telefônica Brasil, ANATEL, the TCU and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of the STFC concession contracts to an authorization instrument (the Self-Composition Agreement).

The Self-Composition Agreement includes several key conditions: (i) Telefônica Brasil is required to make specific investments on terms established under the agreement; (ii) Telefônica Brasil must maintain the provision of fixed-line telephone services in certain locations without adequate competition within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to the concession at ANATEL or in the courts must be resolved, and Telefônica Brasil must withdraw any cases filed against the regulator; and (iv) Telefônica Brasil must commit to fulfilling public interest pledges for up to ten years as part of the adaptation process.

Completion of the migration to the authorization regime is conditioned upon the signing of a Single Term of Authorization with ANATEL, compiling all previous licenses into one single title, which is expected to occur in the first quarter of 2025.

On April 8, 2021, the Ministry of Telecommunications and ANATEL approved the Resolution No. 744, which adopts the Regulation for the Continuity of the Provision of Fixed Commuted Telephony Service for Use by the General Public ("STFC") under the Public Regime - RCON. This Regulation established that at the end of Telefônica Brasil's STFC concession, the assets belonging to its patrimony (which are used for the provision of multiple services including the STFC under the public regime) will be subject to a contract between the company and the new concessionaire or the Federal Government, to transfer their right of use under fair and reasonable economic conditions.

On the other hand, the assets that are indispensable and exclusively used to ensure the continuity of the provision of STFC under the public regime, will have their possession reverted to the Federal Government through compensation and under the terms of the RCON. It should be noted that these assets constitute residual and decreasing assets of the company's assets.

In this way, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be susceptible to the reversal of its ownership to the Union. The assignment of the use of shared assets and the possession of exclusive assets of the STFC is now defined by means of specific contracts already provided for in the operational manual of the RCON, approved by Decision No. 269/2021/COUN/SCO.

After the adoption of Resolution No. 744, the obligation to submit a list of reversible assets ("RBR") to ANATEL is merely informative with the objective of maintaining transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

Nevertheless, it is important to emphasize that in the scope of administrative proceeding TC nº. 003.342/2022-0, in progress at the TCU, a technical report stated that the RCON should be reviewed, such understanding shall still be submitted to the court's





ruling. The process was suspended by decision of the minister in charge.

With the approval of the adjustment term with ANATEL and TCU, Telefônica Brasil no longer has any reversible assets, so this discussion no longer affects us. However, the TCU can still review the RCON.

In the other Brazilian states, Telefônica Brasil provides local, international and long-distance STFC, personal mobile service (SMP) and broadband multimedia communication services (which include the provision of fixed broadband connection) and pay TV services, all under the private regime.

On June 17, 2020, the Decree that regulates Law 13,879/2019 was published. The Decree 10,402/2020 allows the renewal of existing licenses. Previously, only a single license renewal was allowed for the same period. Currently, the successive renewals will be made in a competitive process at market price. The renewal amount can be converted, totally or partially, into investment commitments.

Regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefônica Brasil).

After ANATEL dismissed the appeals filed by the providers, ANATEL referred the case to the federal court of accounts of Brazil ("TCU"), and in September 2022, TCU decided that the possibility of successive extensions brought by Law 13.879/19 should be considered as an exception, applicable only when certain requirements are met (art. 167 of Law 13.879/19 and article 12 of decree 10.402/20). Telefônica Brasil appealed that decision, defending the successive extension of licenses as a rule and not as an exception, in accordance to Law 13.879/19.

In addition, on December 8, 2022, ANATEL revoked Telefônica Brasil´s 450 MHz spectrum authorization (451 - 458 MHz and 461 - 468 MHz) covering the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco Piauí, Rio Grande do Norte, Sergipe and part of São Paulo. The decision was motivated by the fact that Telefônica Brasil could not provide evidence of service activation in the 450 MHz band as a result of the unavailability of 450 MHz devices ecosystem and of the waiver clause contained in the tender notice, interpreted by ANATEL as meaning that the waiver would operate automatically in case of non-activation of the frequency within the contractual term. Previously, on September 2022, ANATEL revoked authorizations held by other providers.

In 2022, Telefônica Brasil acquired part of the mobile assets of "Oi", which resulted in additional spectrum authorizations in 900, 1800, and 2100 MHz. These assets were grouped into a Special Purpose Entity called "Garliava RJ Infraestructura e Redes de Telecomunicações S.A.", which was fully incorporated into the company in 2023.

In April 2023, ANATEL determined that the authorizations of the Telefônica Brasil, in the 900 MHz band should not be extended (with the exception of the region of Minas Gerais and authorizations acquired from "Oi"), alleging that the efficient use of this spectrum had not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the company. Also in April 2023, ANATEL decided to renew the 1,800 MHz licenses of the Telefônica Brasil until 2032.

In August 2023, ANATEL also renewed the 900 MHz and 1800 MHz Telefônica Brasil licenses in part of the state of Minas Gerais (PGO sector 2) until 2032. The 900 MHz and 1800 MHz Telefônica Brasil licenses in the rest of the State of Minas Gerais (PGO sector 3), were already renewed by ANATEL in April 2020 and expire in 2035.

In addition, in the same month, ANATEL decided to renew the 2100 MHz Telefônica Brasil licenses until April 2038. This is the first extension foreseen in the contract and bidding process that originated these authorizations. TCU's technical area did not identify any evidence of irrational or inappropriate use of the bands that would ultimately justify refusing to extend the terms of these authorizations. On the other hand, it noted the need to adjust Article 31 of Resolution 757/2022 in order to maintain in the new proposed maximum validity periods. However, the final position of the TCU is still awaited.





In November 2021, ANATEL held the greatest spectrum auction in its history, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, Telefônica Brasil acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). The company also won regional 2.3 GHz licenses, with 50 MHz bandwidth in Southeast Region (except Sao Paulo state and PGO Sector 3) and 40 MHz bandwidth in Sao Paulo state, North and Midwest Regions (except PGO Sectors 22 and 25). These licenses guarantee the necessary spectrum to provide 5G services and are valid for 20 years, renewable under existing legal conditions at the end of this time.

Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with significant market power (SMP) (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators' networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, variations in VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls). Regarding VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls), variations in VU-M no longer need to impact these values, as is still the case of VC1. In March 2020, ANATEL approved Resolution No. 724, which established the Standard for the implementation and monitoring of tariff freedom in the Fixed Telephone Service (STFC) for use by the general public, in the National Long-Distance mode. Since then, the company has been free to determine domestic long-distance fees according to the market.

The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 12 MBps in the region of São Paulo; (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 MBps in the region of São Paulo; (iii) passive ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil; (v) in the fixed call termination market in the region of São Paulo; and (vi) national roaming market throughout Brazil.

ANATEL's Resolution no. 694/2018 in July 2018 changed the PGMC, which, besides others changes, recognized a new relevant wholesale market of high capacity data transport services with speeds higher than 34 Mbps, in which Telefónica Brazil is established as SMP throughout the country.

In addition, operators without SMP are no longer entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region, since the publication of the Resolution no. 694/2018 in July 2018.

Further, ANATEL's Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the Bill and Keep between SMP and the non-SMP operators as 50/50%, from February 24, 2018. Accordingly, the VU-M values (in Brazilian reals) for 2024 applicable to Telefónica Brazil are the following: (i) Region I: 0,01472; (ii) Region 2: 0,01599; and (iii) Region 3: 0,01738, nevertheless Telefónica Brazil can reach an agreement for higher values with other operators.

Since the publication of the Public Consultation 64 on the 6th of November, 2023, PGMC is under a revision process carried out by ANATEL, who is proposing inclusions of new relevant wholesale markets, alterations in the others and updating of SMP operators. The consultation period ended in April 2024, and the approval of the new PGMC is scheduled for the second half of 2025.

Regulation on Universal Service

Currently, only Fixed Switched Telephony Services are subject to universalization obligations. These obligations are established in the General Plan of Universalization Targets (PGMU) and can be reviewed every five years.

Mexico

General regulatory framework

In Mexico, telecommunication services are regulated by the Constitution, the Federal Telecommunication and Broadcasting Law (LFT y R), and the promulgated Federal Law of Economic Competition, in addition to specific regulations issued by the Federal Telecommunications Institute (IFT). This agency has played a role in the regulation, supervision, and promotion of these sectors, as well as in the implementation of asymmetric measures to prevent anti-competitive practices. These measures include the framework interconnection agreement and a set of reference offers for: MVNOs, roaming and local loop unbundling. In 2014, Telefónica México used some reference offers.

On December 20, 2024, a constitutional reform was published, which reorganizes the federal public administration by eliminating 16 autonomous bodies,




including the IFT, whose powers will be assumed by agencies of the Federal Executive. Telecommunications and broadcasting regulation will be managed by a new agency – the Digital Transformation and Telecommunications Agency – while economic competition will be assigned to an antitrust authority. In addition, key functions such as the granting and revocation of concessions will be concentrated in the executive branch. Although the IFT's previous asymmetrical policies and regulations will remain in force until the new authority modifies them, this reform represents a significant structural change that poses regulatory and operational challenges.

Notwithstanding the above, the issuance of the secondary legislation that will define the new agencies and their organizational structure is still pending. Under the terms of the reform, the abolition of the IFT will not take effect until 180 days after the publication of such legislation.

Licenses

Pegaso PCS, S.A. de C.V. (Pegaso PCS) has a Single Concessions which allows to provide any telecommunication services technically feasible.

Wholesale Agreement.

Telefónica México has extended until 2030 the term of the "Wholesale Access Services Agreement" signed in 2019, through which AT&T México provides Telefónica with access to its 3G, 4G, and 5G networks. Since the beginning of the traffic migration in 2020, Telefónica México's customers have had access to AT&T's network, guaranteeing quality of service and data privacy. Notwithstanding the foregoing, Telefónica México continues to operate all other elements of its network, such as the transport and core network, which integrates all other platforms necessary to provide services to its customers in a completely independent and unrestricted manner.

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by companies and must be registered with the IFT, in order to be enforced.

Interconnection

On November 14, 2023, the NRA published the mobile termination rates (MTRs) that it will use to resolve MTR disputes for the years 2024, 2025 and 2026. For 2024, these were established for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de C.V.- Telcel-) at 0.013900 pesos per minute, while for mobile non-preponderants it will be 0.044972 pesos per minute. These rates were calculated using the cost model developed with the same pure cost methodology previously used, but with new criteria and variables.

Foreign ownership/restrictions on transfer of ownership

Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.

Chile

General regulatory framework

The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications).

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court follows and determines infringements of competition law. Law N°. 20.945 was published on August 30, 2016 increasing the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.

Other relevant laws that have an impact on the operation are Law No. 20,808, which protects the free choice of users in cable, Internet or telephony services, Law No. 21,046 that establishes the obligation of a guaranteed minimum speed of Internet access; Law No. 21,245, that establishes the obligation to provide the Automatic National Roaming service in certain areas; Law No. 19.496 concerning consumer data protection; Law No. 19,628 on the protection of personal data, and Law No. 21,542 allowing the protection of critical infrastructure by the Army in case of serious or imminent danger.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of international long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz and 700 MHz concessions established an obligation for Telefónica Móviles Chile to provide a wholesale service to MVNOs, under a non-discriminatory and complete reference offer (including prices). This same obligation extends to the new 5G technology recently deployed.

On December 5, 2019, the TDLC notified resolution 59 through which it modified the 60 MHz spectrum cap,




establishing percentage caps by macrobands. Against this resolution, claims were filed by some operators and Conadecus, which were partially accepted by the Supreme Court on July 13, 2020, in the sense of: i) maintaining the percentage caps set by the TDLC, with the exception of the low macroband (up to 1 GHz) which went from 32% to 30%, and ii) establishing certain complementary measures to the Mobile Network Operators such as, national mandatory and temporary roaming; or keeping an offer of facilities and resale plans for MVNOs permanently available and updated, among others.

On February 16, 2021, the auction for the 3.5GHz band, initiated in 2020, was completed and Telefónica Móviles Chile has been awarded 50MHz. On October 2, 2021, the decree granting the concession to Telefónica Móviles Chile in the 3.35-3.40 GHz band was published in the Chilean Official Gazette. From that date, the terms conferred started as follows: (i) 30 years period of the concession and (ii) implementation of the terms for the start of service of the 5G project (12 months for stage 1, 24 months for stage 2, and 36 months for stage 3). Telefónica Móviles Chile completed the deployment of all base stations corresponding to phase 1, 2 and 3 of the 5G project.

In October 2023, Subtel called for a second 5G tender to award 50 MHz in the 3,400 - 3,600 MHz band. The award was made at the end of June 2024, in favor of Claro de Chile SpA.

Prices and tariffs

Public telecommunication services prices and prices for intermediate telecommunication services are freely established by operators, unless there is an express resolution by Chile's Competition Court on existing conditions in the market confirming that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.

In June 2023, Subtel requested the Tribunal de Defensa de la Libre Competencia to review the services subject to tariff regulation and its resolution is still pending. Ministries set maximum tariffs under efficient operator model basis.

Maximum interconnection tariffs for telephony services are set every five years jointly by the Ministry of Transport and Telecommunications and the Ministry of Economy.

Interconnection

Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide international long distance services. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.

On May 9, 2019, a Tariff Decree regarding fixed termination rate (Decree N° 115/2019), was adopted for the 2019-2024 period. The tariff decree for the period 2019-2024, entered into force retroactively in May 2019 and represents a 65% drop from the previous value to reach a value of 1.3 CLP per minute during normal business hours. The current fixed decree remains in force by virtue of the provisions of Law No. 21.637, which establishes that a new single tariff process must be carried out for groups of fixed concessionaires. Subtel has already initiated this new single tariff process for groups of fixed concessionaires. Subtel has already initiated this new single tariff process for groups of fixed companies, corresponding to Group 1, which is formed by Telefónica Chile, and VTR/ Claro. The definitive technical bases for this new process were issued by Subtel on June 17, 2024. The companies submitted their tariff studies on November 4, 2024, and are awaiting the regulator's response on March 4, 2025. In the meantime, during the duration of this new process, Telefónica Chile must continue to apply the same rates, duly indexed, applicable under the current tariff decree, without having to apply them retroactively.

Regarding mobile termination rates, in 2019 a decree was issued, which will be applicable for the next 5 years, The average tariff which will apply until 2024 was 1.8 CLP per minute (0.0024 euros, without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The validity of the new tariff decree starts on January 26, 2019. A new tariff decree is in the process of being approved by the Comptroller's Office, whose tariffs, once published, will be retroactive to January 27, 2024, and will be in effect for the entire five-year period 2024-2029.

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law "Argentina Digital" No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of information technology, communications and its associated resources (ICT's). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.




Additionally, the Government approved the Decree No. 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs (Autoridad Federal de Tecnologías de la Información y las Comunicaciones).

By the Decree of Need and Urgency No. 690/2020 ("DNU 690/2020"), it was resolved to amend Law 27078, establishing that Information and Communication Technology Services and Access to telecommunications networks for and among licensees are essential and strategic public services. At the same time, it determined that the prices of ICT essential and strategic public services will be regulated by the authority. Finally, it incorporated mobile communication services as public services. In connection with DNU 690/2020, Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica") were forced to file a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica and the Argentine State, including the licenses resulting from the 2014 spectrum auction.

Finally, DNU 302/24 repealed DNU 690/2020 and amended the following articles of Law 27078: Article 48, which eliminated price regulation; Article 54, which was amended to leave only the basic telephone service as a public service; and finally, Article 15 of the Law, which was repealed. Finally, in August 2023, the injunction was again extended until February 2, 2024. The lawsuit initiated by Telefónica Argentina is ongoing as of the date of this Annual Report.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Additionally, Telefónica de Argentina has licenses for an indefinite period of time for the provision of communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements entered into with the National State, and administrative acts entered into with the National State.

Roaming

By means of Law 27.497 (BO 10/01/2019) the Economic Complementation Agreement No.35 between the States part of Mercosur and the Republic of Chile was approved, which includes the Commercial Agreement between the Republic of Chile and the Republic of Argentina by which these countries are obligated to implement the international roaming services in the territory of the other party with the same tariffs or prices they charge for the mobile services in their own country.

Finally, by means of Resolution ENACOM 927/2020, the International Roaming Regime between the Republic of Argentina and the Republic of Chile was approved, establishing as from August 29, 2020, the price for international roaming service between the two countries as a local service.

Law 27.740 (BO 02/05/2024) approved the Agreement for the Elimination of International Roaming Charges for End Users of Mercosur- Argentina, Brazil, Uruguay, and Paraguay, signed on July 17, 2019.

This agreement establishes, among other things, that mobile service providers must apply to their end users the same prices they charge in their own country, according to the modality and plan contracted by each one.

The technical implementing regulations are still pending, so the agreement can be effectively implemented.

Prices and tariffs

With the enactment of DNU 302/ 2024, which supersedes DNU 690/ 2020, licensees are now able to freely set their own prices, on fair and reasonable, terms to cover exploitation costs and aim to an efficient provision and a reasonable operation margin. In this sense, the Authority of Application no longer has to authorize them.

On December 21, 2020, the BO published the ENACOM Resolution No. 1467/2020, which regulates the Mandatory Universal Basic Provision (PBU) for fixed and mobile telephone services, internet services and radio broadcasting by subscription through physical or radio links. Both the PBU benefits and the prices are established by the control authority. Only a certain group of persons who are covered by the cases set by the regulation (social plans beneficiaries, unemployed, etc.) may have access to the PBU. Although DNU 690/ 2020 has repealed the requirement for the establishment of the PBU, Resolution ENACOM 1467/ 2020 on the establishment of the PBU has not been repealed to date.

Interconnection

The National Entity of Communications (ENACOM) has the power to control interconnection prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.

The Ministry of Modernization issued resolution 286/2018 establishing a new interconnection regulation. Based on this, ENACOM set a local origination or termination rate in the Fixed Telephony Service's




networks equivalent to 0.0045 dollars per minute, for the local transit service an interim rate equivalent 0.0010 dollars per minute and for the service of long distance transport an interim rate equivalent to 0.0027 dollars per minute. A rate of 0.0108 dollars per minute applies to local origination or termination services in mobile networks. For all cases, the second was set as the appraisal unit of measurement.

Colombia

General regulatory framework

In Colombia there are different agencies responsible for decision-making in the Information Technology and Communications sector (ICT), among them are the Ministry of Information and Communication Technologies (MinTIC), the Communications Regulation Commission (CRC), the National Spectrum Agency (ANE), the Superintendence of Industry and Commerce (SIC).

Through Law 1341 of July 30, 2009, principles and concepts applicable to Information societies and the Organization of Information and Communications Technologies -ICT- are defined, the National Spectrum Agency is created and other provisions are issued and establishes the general framework for the formulation of public policies in the Information Technology and Communications sector. This Law was amended by Law 1978 of 2019, ICT sector is modernized, the competences are distributed and a single regulator is created, with the purpose of encouraging investment in the sector and focus on connectivity, creating more and better services, as well as unifying the regulatory framework and strengthening public television and radio.

Likewise, article 10 of Law 1341 of 2009 establishes the general rating regime for the provision of telecommunications networks and services, this rating is understood to be formally assorted, when the interested party is registered in the ICT register, provided by Article 15 of the abovementioned Law, in the same way. With the reform of this Law carried out with the Law 1978 of 2019, the subscription television service is included as provision of telecommunications networks and services and by virtue of the provisions of the transition regime established by such last mentioned regulation, the operators that to date of its publication, had concession contracts for the provision of television can qualify for general authorization and provide services in an environment of technological neutrality. In addition, telecommunication services continue to be public services in charge of the State, and Internet access has been declared an essential public service by Law 2108 of 2021.

Also, in accordance with the provisions of Article 11 of the Law 1341 of 2009, the use of the spectrum requires prior,

express and granted permission by the MinTIC. As of 2019, with the amendment of Article 8 of the Law 1978, the validity of the use permit is extended of spectrum and its renewal from 10 to 20 years. The regulation provides that the granting or renewal of the permit to use a segment of the radio spectrum will result in payment, in favor of the Information and Communications Technology Fund and in charge of the permit holder. With the amendment of 2019, this consideration may be partially paid, up to 60% of the total amount, through the execution of obligations to do, to expand the quality, capacity and coverage of the service, which benefits the poor and vulnerable population, or in remote areas, in public schools located in rural areas and other official institutions such as health centers and public libraries, as well as providing emergency networks.

On the other hand, the Colombian competition law is included in Law No. 155/1959, Decree No. 2153/1992 and Law No. 1340/2009 on restrictive trade practices.

Licenses

The main concessions and licenses for spectrum use are reflected in the table, at the end of the Annex.

Telefonica applied in 2021 for the renewal of the permit for 15 MHz of spectrum in the 1900 MHz band, which was valid until October 18, 2021. For the renewal, on October 19, 2021 the MinTIC issued the resolution 2803 setting the price of renewal for 20 years .Telefónica appealed this resolution and the Ministry resolved, through Resolution 2143 of 2022, to decrease the renewal cost and eliminate the technological update obligations considered in the resolution of October 2021. Telefónica filed a request for direct revocation of the Resolution 2143, which was denied through Resolution 4454 of 2022.

On the other hand, the company has processed in June 2023, the renewal of the permit for 30 MHz in the AWS band that was assigned in resolutions 2625 and 4121 of 2013. Likewise, in September 2023, it processed the renewal of the permits for 25 MHz in the 850 MHz band and 15 MHz in the 1900 band that were assigned through resolution 597 of 2014. The national norm allows that while the definitive conditions of these renewals are closed, the spectrum is used normally. For the AWS band, MinTIC renewed the license by Resolution No. 01053 of April 2024, and resolved the appeal filed by Resolution No. 3046 of August 2024. For the 850 and 1900 MHz bands, by Resolution No. 2657 of July 2024, MinTIC renewed the authorization for 18 months, from March 29, 2024, to September 28, 2025, for 132,437 million Colombian pesos (approximately 29 million euros at the exchange rate of December 31, 2024).




In 2022, the MinTIC determined the maximum spectrum caps per provider of telecommunications networks and services for use in terrestrial mobile services (IMT) setting them at: 50 MHz for the low bands (below 1 GHz), 100 MHz for the medium bands (between 1 GHz and below 3 GHz), and 100 MHz for the medium-high bands (between 3 GHz and 6 GHz). In 2023, the MinTIC established that the calculation of the caps includes companies belonging to the same group of companies.

Then, through MinTIC Resolutions 3947, 4138 and 4185 of 2023, it was declared open and established the requirements, conditions and procedure for the objective selection process through the auction mechanism, to grant permits for the use of the radio spectrum at national level, in the 700 MHz, 1900 MHz, extended AWS, 2500 MHz and 3500 MHz bands. The spectrum available was: 10 MHz in the 700 MHz and 1900 MHz bands, 30 MHz in the 2500 MHz and extended AWS bands, and 320 MHz in the 3500 MHz band.

In the auction conditions, the MinTIC accepted a recommendation from the competition authority not to allow Claro, as the dominant operator, to choose its location within the 3.5GHz band, so the Ministry defined it after the other participants chose their location.

The MinTIC held the auction on December 20, 2023 and Telefónica participated and acquired, in joint venture with Tigo (Colombia Móvil S.A. E.S.P.), a block of 80 MHz in the 3.5 GHz band for the reserve value of 318 billion pesos, which includes the amount to be recognized for obligations to do. The acquired block has coverage obligations in primary and secondary roads, as well as to connect educational institutions through optical fiber, which must be executed within a maximum term of 18 months, extendable to 24 months in some cases. The maximum value to be recognized by the Ministry for the execution of these obligations is 69 billion pesos. The other 3 blocks were assigned to Claro, WOM and Telecall, the new operator, and also include obligations to perform.

By Resolution No. 497 of February 2024, the MinTIC granted UT Movistar Tigo the authorization to use the frequency spectrum. The teams of both companies are working to fulfill the obligations of the authorization.

On the other hand, Tigo and Telefónica created the Temporary Union UNIRED, which will manage the spectrum use permits to be used by the single mobile access network company. MinTIC, through Resolution No. 5194 of December 13, 2024, approved the assignment of the spectrum use permit held by Tigo in the 700 MHz band.

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators' networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.

The conditions for access, use and interconnection of telecommunication networks are defined by the CRC in Resolution 6522 of 2022. This standard defines the signaling conditions that include the mandatory use of the SIP protocol in at least one node of the network; access conditions on the part of content and application providers (PCA) or Technology Integrators for the provision of content. This resolution modifies some articles of user protection regime, in relation to the sending SMS and USSD for commercial and advertising purposes, while establishing new obligations for assignees of short codes, and modifying the content of the Basic Interconnection Offer (OBI) was also changed with regards to the guarantees, establishing the option of prepayment and the obligation to update them.

In addition, the remuneration conditions for mobile services are in accordance with CRC 7007 of 2022. The charges for termination in mobile networks, termination of text messages, and the remuneration of National Automatic Roaming and OMVs are reduced. Bill and Keep will apply on remuneration of termination in mobile networks and SMS from May 1, 2025; it does not apply to the use of mobile networks by technology integrators, PCAs and international long-distance providers.

Prices and tariffs

The Technologies of Information and Communications Law provides for a free pricing system for communication services, unless there are market failures or quality problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO (one of the commercial names under which Colombia Movil operates) which still holds concession for the provision of personal communication services (PCS's).

Peru

General regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law, its General Regulation and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declared both (i) the construction of a National Fiber Optic Backbone available to the government to make possible the connectivity by the broad band; and (ii) the access and




use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band of public necessity. In addition, Law No. 29904 implied that operators of electric, transport and hydrocarbon infrastructure projects would have to install fiber optic that would be available to the government and given in concession to telecommunication operators. Also, this law established that a percentage of the capacity of the National Fiber Optic Backbone would be reserved to the government to satisfy its necessities. Additionally, this Law incorporated the obligation of the Internet services providers to comply with the Net Neutrality regulations. In this sense, the NRA, the Organismo Supervisor de las Telecomunicaciones (OSIPTEL), adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that are in force since January 1, 2017.

Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing MVNOs and mobile rural infrastructure operators (MRIO). Regulations developing the Act were published in August 2015.

In June 2023, Law 31809, Law for the Promotion of a Connected Peru, was approved, which seeks to establish measures to implement technological renovation and reduce the digital gap. The Law provides for a comprehensive review of the regulatory framework by OSIPTEL, with a view to its simplification, among other measures.

The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.

In November 2019, the government approved the Prior Control of Business Concentration Operations, applicable for those mergers, acquisitions, constitution of joint ventures or the acquisition of productive assets of economic agents that produce effects that restrict competition in the National territory. This regulation entered into force in March 2021.

In compliance with such regulatory framework, on September 28, 2023, the request for approval of the share subscription agreements for the entry of a subsidiary of Kohlberg Kravis Roberts - KKR & Co, Inc. and Entel Perú S.A. in the capital stock of Pangeaco S.A.C., the Peruvian fiber optic wholesale company incorporated on March 4, 2020, was filed before INDECOPI. The application was admitted with conditions for processing by INDECOPI in September 2024.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Telefónica del Perú S.A.A faces six concession renewal processes which correspond to requests made between 2014 and 2020, all of them are pending of decisions on the part of the Ministry of Transportation and Communications ("MTC"). These concessions, according with Peruvian legislation, remain valid while the proceedings are still ongoing.

One of these renewal processes corresponds to the fourth gradual renewal of the concessions for the provision of fixed telephony services, which must be reevaluated as Telefónica del Perú S.A.A won the arbitration process against the MTC's decision to deny this renewal.

The cable distribution broadcasting service concessions were renewed in May 2016 until March 2032 and 2033, respectively.

On November 2020, the Ministry of Transportation and Communications granted Pangeaco, S.A.C. concession for the provision of telecommunications public services for a 20-year term, renewable. This Group company was created in March 2020 in order to provide all kind of telecommunications services, as well as to acquire, have and exploit telecommunications infrastructure. The company signed on January 15, 2021 the respective concession contract.

With regards to 5G, in August 2024, the Peruvian government approved Legislative Decree 1627 which allows a special mechanism for the direct allocation of 5G spectrum without the need for a public tender in exchange for investment commitments, as long as the demand does not exceed the available spectrum. To this end, the MTC will make calls for interested parties to submit their expressions of interest. The MTC has hired the consultant in charge of the recovery of the band 3.5 GHz and published the draft regulation of the legislative decree in December 2024. It is estimated that in the first half of 2025 the MTC will carry out the special allocation mechanism for the 3.5 GHz spectrum. Operators with assigned spectrum in this band that submit an Expression of Interest, will surrender this spectrum which is valued in order to discount it from the commitments to be assumed for the new spectrum.

Wholesale regulation for Major Suppliers

OSIPTEL reviews the markets identified as priority (fixed Internet, mobile, pay TV and circuits) every 3 years in order to determine the existence of major suppliers (companies with market power) in such markets and to impose obligations such as infrastructure sharing and services resale. On June 17, 2021, OSIPTEL resolved to declare Telefónica del Perú S.A.A. and its Economic Group in the country as an important provider in the wholesale Pay TV market in 10 regional markets. Telefónica del Perú S.A.A. won an appeal for




reconsideration against this decision, eliminating the obligation of sharing/reselling content. Currently, the review of the process of determination of important suppliers in the fixed Internet market is in progress, market in which Telefónica del Perú S.A.A. and its economic Group in the country have been declared important suppliers in fixed Internet via xDSL and/or HFC technologies for speeds lower than 50 Mbps at national level in the last review carried out in 2019. In November 2024, OSIPTEL published a draft resolution concluding that there would be no major providers in the fixed fiber internet market.

Prices and tariffs

Tariffs for fixed local telephony and long distance services are adjusted every three months considering services baskets, pursuant to a price cap formula from inflation and a productivity and must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. For the period from September 2022 to August 2025, the productivity factor applicable to the tariff adjustments corresponding to the quarters September - November, December - February and March - May of each year would be equal to inflation (no tariff adjustments will be made). Likewise, for the tariff adjustment corresponding to the June - August quarter, a reference productivity factor equivalent to -2.95% is considered; in this case, only if the annual variation of inflation is higher or lower than the absolute value of the reference factor +/- 1% will the respective tariff adjustment be made. OSIPTEL has started a new process of setting the productivity factor for the period from September 2025 to August 2028.

Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On 2011, OSIPTEL approved a new price cap system by which the operators of fixed services determine the rates of the local fixed-mobile calls.

Such tariff is adjusted periodically for Telefónica del Perú S.A.A. each time the mobile interconnection charge is adjusted. In June 2024, OSIPTEL published the adjustment of this cap rate, deciding to hold its value in 0.0004 PEN per second without VAT. Likewise, pursuant to the provisions of Law 31487, OSIPTEL initiated a process to set and/or review the cap rates for service reconnection and those derived from the rules of conditions of use.

In October 2024, it set the maximum rate for reconnection of the service at 3.88 PEN, excluding VAT. OSIPTEL has suspended the application of said tariff until February 14, 2025, while it is evaluating appeals filed by Telefónica del Perú S.A.A. and other operators on this decision.

Interconnection

On May 2022, OSIPTEL published the amendment of the MTR, at 0.00129 U.S. dollars per minute rated at the second, which is applicable as of May 4, 2022 and applies to all mobile service operators.

In June 2023, OSIPTEL, after 4 years since the last revision, published the rule that established the new value for 5 interconnection charges: (i) fixed interconnection charge; (ii) local switched transport; (iii) national long distance switched transport; (iv) interconnection links and; (v) network adequacy. These charges became effective as of June 5, 2022 and are applicable to all operators that provide interconnection services.





Main concessions and licenses held by the Telefónica Group

The following tables list the concessions and licenses as of December 31, 2024 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency	Bandwidth (MHz)	Year of Exp. Date
Spain	700 MHz	20	2041 [1]
	800 MHz	20	2041 [2]
	900 MHz	29.6	2040 [2]
	1800 MHz	40	2038 [2]
	1900 MHz (TDD)	5	2040 [2]
	2100 MHz	29.6	2040 [2]
	2600 MHz	40	2040 [2]
	2600 MHz	20 [3]	2040 [2]
	2600 MHz (TDD)	10 [4]	2040 [2]
	3.5 GHz (TDD)	40	2040 [2]
	3.5 GHz (TDD)	10	2048 [2]
	3.5 GHz (TDD)	50	2048 [2]
	26 GHz	1,000	2043 [1]
United Kingdom [5]	700 MHz	20	Indefinite
	800 MHz	20	Indefinite
	900 MHz	34.8	Indefinite
	1800 MHz	11.6	Indefinite
	1900 MHz (TDD)	5	2029 [6]
	2100 MHz	20	Indefinite
	2300 MHz (TDD)	40	Indefinite
	2600 MHz (TDD)	25	Indefinite
	3.5 GHz (TDD)	40	Indefinite
	3.5 GHz (TDD)	40	Indefinite
Germany	700 MHz	20	2033
	800 MHz	20	2025
	900 MHz	20	2033
	1800 MHz	20	2033
	1800 MHz	20	2025
	1900 MHz (TDD)	5	2025
	2100 MHz (TDD)	14.2	2025
	2100 MHz	10	2040
	2100 MHz	30	2025
	2600 MHz	60	2025
	2600 MHz (TDD)	20	2025
	3.5 GHz (TDD)	70	2040

[1] Initial term can be extended for 20 additional years.
[2] License extended 10 additional years by Ministerial Order of 20th June 2024.
[3] Regional licenses in Madrid and Melilla.
[4] National license excluding 2 regions (Madrid and Melilla).
[5] These licenses are part of the joint venture with Liberty Global plc (VMED O2 UK Limited).

[6] It will expire in April 2029 after the 2024 announcement. This band has not been implemented for mobile use and will be allocated to other applications in accordance with ECC Decision (20)02.




BRAZIL [1]	Frequency	Bandwidth (MHz)	Year of Exp. Date
	700 MHz	20	2029
	850 MHz	25 [2]	2028 [3]
	900 MHz	5-10 [4]	2032-2035 [5]
	1800 MHz	20-80 [6]	2032-2035 [5]
	2100 MHz	30-60 [6]	2038
	2300 MHz (TDD)	40-50 [7]	2041
	2500 MHz	40 [8]	2027-2031 [9]
	3.5 GHz (TDD)	100	2041
	26 GHz	600	2041

[1] Telefônica Brasil uses high and low frequency spectrum in all regions of Brazil.
[2] States of AC, AM, AP, BA, DF, ES, GO, MA, MG, MS, MT, PA, PR, RJ, RO, RR, RS, SC, SE, SP and TO - except for sectors PGO 3, 22, 25, 30 and 33
[3] Current licenses expire in 2028. ANATEL decided to limit their renewal until 2028, due to a future mandatory refarming process.
[4] 10 MHz in the State of MG; 5 MHz in the States of AM, RR, AP, PA, MA, BA, SE and SP - except for municipalities with CN 11.
[5] Regional licenses: expiration and renewal dates depend on the region.
[6] Bandwidth varies by region.

[7] 50 MHz in the southeastern region of Brazil (except the state of SP and Sector 3 of PGO); 40 MHz in the state of SP (except Sector 33 of PGO), and in the northern and central-western regions of Brazil (except Sectors 22 and 25 of PGO).
[8] 40 MHz is the most common bandwidth but may increase up to 60 MHz in some regions.
[9] The initial term of Band X will expire in 2027 and Band P in 2031.

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Argentina	700 MHz	20	2033
	850 MHz (AMBA)	30	Indefinite
	850 MHz (Sur)	25	Indefinite
	1900 MHz (AMBA)	20	Indefinite
	1900 MHz (Norte)	50	Indefinite
	1900 MHz (Sur)	25	Indefinite
	1700 MHz/2100 MHz	20	2033
	2600 MHz	30	2035 [1]
	3.5 GHz (TDD)	50	2043
Chile	700 MHz	20	2045
	850 MHz	25	Indefinite
	1900 MHz	20	2032 [2]
	2600 MHz	40	2043
	2600 MHz (TDD)	12	2038 [3]
	3.5 GHz (TDD)	50	2051
Colombia	700 MHz	20	2040 [4]
	850 MHz	25	2025 [4]
	1700 MHz/2100 MHz	30	2025 [4]
	1900 MHz	15	2025 [4]
	1900 MHz	15	2041 [5]
	3.5 GHz (TDD)	80	2044 [4]





Index

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Ecuador	850 MHz	25	2025 (5')
	1900 MHz	60	2025 (5')
Peru	450 MHz (Lima and Callao)	10	2028 (6)
	700 MHz	30	2036
	850 MHz	25	2030 (6)
	900 MHz (Lima and Callao)	10	2028
	900 MHz (Rest of provinces)	16	2028
	1700 MHz/2100 MHz	40	2033
	1900 MHz (Lima and Callao)	25	2030
	1900 MHz (Rest of provinces)	25	2018 (7)
	3.5 GHz	50	2027
Uruguay	700 MHz	30	2037
	850 MHz	25	2044 (8)
	1900 MHz	20	2042/2044 (8')
	1900 MHz	40	2033
	2600 MHz	40	2045
	3.5 GHz (TDD)	100	2048
Venezuela	850 MHz	25	2027 (9)
	1900 MHz	50	2027 (9)
	1700 MHz/2100 MHz	20	2027 (9)
	2600 MHz	40	2029
	3.5 GHz	50	2026 (10)

(1) Covering 65% of the population.
(2) 10MHz sold in 2021 as a result of the 'Subtel' (Chilean National Regulator) proposal to comply with the High Court resolution (June 2018) that mandates operators to return certain amount of spectrum they acquired in the 700MHz auction in 2014.
(3) Only in Metropolitan Region.
(4) Spectrum licenses extended until September 2025.
(4) Spectrum licenses part of the UTE with Tigo Colombia.
(5) Renewed for 20 years.
(5') Concesion extended until February 2025. Pending final renewal conditions.
(6) Spectrum returned except in the Provinces of Lima and Callao
(6') Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(7) In process of renewal. Extension requested on May 30, 2016. According to the regulation, the license maintains its validity until the Ministry of Transport and Communications decides over the request presented
(8) 25 MHz has been renewed for 20 years until 2044.
(8') 10 MHz has been renewed for 20 years until 2044; 10 MHz has been renewed for 20 years until in 2042.
(9) Renewed for 5 years.
(10) Available for Fixed Wireless Access licenses.

Telefónica seeks to use its spectrum in the most efficient way, implementing 5G and LTE-Advanced where possible.

Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services in higher frequency ranges (above 6 GHz), including access transport.




ANNEX 1

BRAZIL'S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS

Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins





Index

Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2'	SP – towns of sector 33 of the GPLG
3	RJ and ES
4	MG
4'	MG – towns of sector 3 of the GPLG
5	PR and SC
5'	PR – towns of sector 20 of the GPLG
6	RS
6'	RS – towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO and TO
7'	GO – towns of sector 25 of the GPLG
7''	MS – towns of sector 22 of the GPLG
8	AM, AP, MA, PA and RR
9	BA and SE
10	AL, CE, PB, PE, PI and RN





Index

Sectors	GPLG – general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG – except towns included in sector 3
3	MG – towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D'Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas and Vazante
4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR – except towns included of sector 20
20	PR – towns of Londrina and Tamarana
21	MS – except the town integrating of sector 22
22	MS – town of Paranaíba
23	MT
24	TO and GO – except towns included in sector 25
25	GO – towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS – towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP – except the towns included in sector 33
33	SP – towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra





Consolidated management
report 2024

Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Report

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Index

Management Report



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Report

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Report

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Chairman's Letter



I am writing to you after assuming the Presidency of Telefónica. I begin this challenge with humility, ambition and the pride of being part of something great. Since my appointment, I had the opportunity to meet many of the outstanding professionals whose talent and dedication have contributed to building the company we have today.

Since its foundation over a hundred years ago, Telefónica has come a long way of challenges and successes. A century of history that reflects the anticipation and transformation of a pioneering and strategic company.

2024 results show the strength of the company and the progress we have made in executing our strategy. We have met our targets and maintain solid operational and financial momentum in key markets.

We are leaders in infrastructure and digital capabilities, we operate the largest fiber network in Europe and we continue to lead 5G deployment. All of this ensures a better customer experience and greater customer loyalty. In addition, we continue with strict capital allocation while maintaining a proactive and prudent balance sheet management.

As we look into the future, in an accelerating world, our role will be more critical than ever. Telefónica is not just a telco, but a technology company that is ready and in a privileged position to lead this new era.

Our purpose, "To make our world more human by connecting lives", drives us to accelerate responsible digitalisation that generates a positive impact for all our stakeholders. We reaffirm our commitment to the principles of the UN Global Compact and the Sustainable Development Goals. At Telefónica, we are committed to keep innovating and create a more connected, inclusive and sustainable world.

These sustainability efforts have been recognized internationally. In 2024, Telefónica reaffirmed its leadership by being distinguished as one of the ten most sustainable companies according to TIME and Statista and the seventh in Newsweek's Excellence Index. Additionally, it is a leader in climate action according to CDP and tops the sector in FTSE4Good, ISS ESG Corporate Rating and the World's Benchmarking Alliance's Social Benchmark (WBA).

Finally, I would like to acknowledge our professionals for their commitment, ambition and dedication to achieving our goals, and our customers and shareholders for their continued trust. Thank you, on behalf of the entire Telefónica Board of Directors.

Marc Murtra
Chairman & CEO of Telefónica, S.A.



Consolidated management report



Index

1. **Telefónica in 2024**

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

Telefónica in 2024



Consolidated management report



Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

Telefónica in 2024



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

1.1. Context

The year 2024 continued to be marked by uncertainty and volatility arising from geopolitical and macroeconomic tensions. Exceptionally, this volatility coexisted with opportunities for growth and technology-based transformation. The telco sector has benefited from its defensive nature, the investments made in new networks and a regulatory environment which anticipated constructive changes to rules that have become obsolete under the new competition conditions.

A volatile global environment with opportunities for growth:

Elections took place in major/influential countries in 2024, in the midst of a socio-political environment that remains strongly polarised. These brought about changes in government and, looking to the future, uncertainty about the evolution of key policies for economic development.

- There are expectations for a resolution to active military and geopolitical conflicts, although there is also a risk of new tensions as we move towards a multipolar world.

- Potential risks related to world trade and global supply chains have emerged as a result of new and more protectionist tariff policies and restrictions on technology use.

- The positive trend in inflation in 2024 suggests bigger cuts in interest rates, although these expectations may not be materialise due to changes in fiscal policies. Global growth, especially in the Eurozone, remains low, while states' debt levels are rising after the years of expansionist policies.

- Against this backdrop, financial markets have responded positively (mainly in the US). Defensive stocks (such as telcos) have created value for their shareholders.

Accelerated technological change led by the development of artificial intelligence (AI):

The pace of technological change continues to accelerate. Artificial intelligence and the components required to develop it (e.g. semiconductors, computing, energy and communications) have boosted investment in infrastructure.

- AI applications have driven a strong growth in demand for capacity at data centres (DC), with some regions under strain from high occupancy rates. The construction of new DCs requires new electrical infrastructure to be developed in parallel.

- There is continued uncertainty around the impact of AI on traffic needs in telecommunications networks. Operators maintain their expectations of growth in demand for edge computing, to reduce latency and enable new business models.

- Tensions in the supply of semiconductors and other dual-use technologies are reshaping the technology supplier ecosystem.

- The launch of a new generation of connected devices with integrated AI capacities could accelerate the replacement of current devices, increasing sales of hardware.

- Advances in quantum computing are starting to make its implementation within a reasonable time period viable. For telcos, developing new security and encryption systems is crucial in order to protect communications.

- Operators continue to carry out the softwarisation of their networks and transform their operations. By opening up their infrastructure to third parties through standardised APIs, operators are paving the way for new business models (e.g. API-centric SaaS).



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Demographic change in a social environment that is more aware of the impact of technology:

The population in economically significant regions of the world continues to age. Meanwhile, new technologies are rapidly impacting the lives of the general public and business activities.

- The transformation of the population pyramid continues in the West as life expectancy rises and the birth rate stalls, in spite of the impact of migration flows. This shift compromises economies in the long term, straining healthcare and retirement systems.

- Consumers and families have suffered the impact of inflation and interest rates in previous years, reducing their disposable income.

- The profound impact that new technologies and applications are having on societies is fuelling anxiety about their potentially negative repercussions (security, misinformation, etc.).

- For companies, the key is resilience. Technological transformation and digitalisation are gaining speed to increase productivity. In turn, against a backdrop of geopolitical tensions, the concern about cybersecurity is growing.

- Applications based on AI are beginning to be adopted to a significant degree by consumers, companies and developers. Given the expectations surrounding this technology and projected investment, there is reasonable uncertainty about its measurable economic impact and the time horizons for returns.

- The work environment continues to evolve. As new generations replace previous generations, they cause shifts in corporate culture. The implementation of AI and technological acceleration have given rise to a structural shortage of talent, which needs to be addressed.

The telecommunications industry remains highly dynamic, with a sector that is calling out for new regulatory models:

Despite a past of stagnation in terms of revenues and adverse regulation, telcos continue to galvanise investment in networks, to the benefit of the societies in which they operate. The sector is therefore strategic both in itself and as an enabler of other sectors.

- Competition within the sector remains high in the main markets, with a multitude of brands and operators. Despite inflation, communication prices are still falling, especially in lower-value segments.

- The operators in developed markets are completing the fibre and 5G investment cycle and have announced fewer future investment needs. There is some uncertainty about the next generation of 6G mobile technology (capacity, time horizons, costs, etc.).

- In Europe, the publication of the Letta and Draghi reports could herald a new approach for industrial policy. For telcos, the two reports confirm the diagnosis of the state of the sector.

- Operator consolidation has begun to reshape some European telecommunications markets. A favourable policy could strengthen a strategic and distinctly investment-oriented sector in Europe.

- The overhaul of an obsolete regulatory environment has already started in certain markets, with aspects such as infrastructure-sharing obligations, wholesale prices, authorisation systems and concessions being reviewed. In Europe, discussions about standardising the conditions for spectrum acquisitions have begun.

Strategy: Telefónica has built solid foundations for the future

In a highly dynamic macroeconomic and industry landscape, Telefónica has developed a solid positioning based on:

○ Telefonica's relevance to its growing customer base, reflected on improved satisfaction and customer loyalty indicators.

○ A world-class positioning in infrastructure, based on fibre and 5G, on Telefonica's core markets.

○ An experienced management team, with proven know-how in the sector.

Looking ahead, Telefónica remains focused on creating value for its shareholders and other stakeholders through rigorous strategic analysis and the effective execution of key initiatives:

○ Focus on its core markets: A customer-centric approach that enhances satisfaction and loyalty metrics, leveraging leading brands and tailored value propositions for each market segment.

○ Improved operational efficiency: A commitment to efficiency, leveraging technology for process optimisation. Past investments made in fibre and 5G networks enable a significant reduction in capital expenditure (CapEx) needs, directly impacting free cash flow (FCF).

○ Efficient capital allocation: Financial discipline and strict criteria for capital allocation, prioritising investments in growth areas with high potential for returns.



Consolidated
management report



Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

◦ Acceleration of growth opportunities: Capitalising on opportunities to drive further growth, including the development of new business lines.



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

1.2. Share price performance

1.2.1. Share price performance

Telefónica on the stock Exchange, 2024
Share price performance
(TEF & IBEX-35 & Stoxx Europe Telco & Stoxx 600 Europe)



TEF +4,4%   DJ Telco +3,8%   Ibex-35 +22,8%   Stoxx 600 +5,4%

Share figures

Close (€)	3.94
52-week maximum	4.533
52-week minimum	3.553
Total average daily volume (mill. shares)	45
Number of shares (million)	5,670
Market capitalization (million €)	22,323

Remuneration / Total shareholder return

2024: 0.3€/share in cash
➜ 0.15€/share December 2024
➜ 0.15€/share June 2024
➜ Paid in cash in 2024
  ➜ 0.15€/share June
  ➜ 0.15€/share December
2024 TSR: +19.9%

Analysts' recommendations[1]

Buy	24%
Hold	59%
Sell	17%

Target price[1]



4.31€/ share

 **1,0 million of shareholders**

Investor category	% of share capital
Domestic institutional	33%
Foreign institutional	39%
Retail	28%

Stock exchange listings

Madrid	
Nueva York (ADR)	
Lima (ADS)	

Credit ratings

Moody's	Baa3
fitch	BBB
S&P	BBB-

Significant shareholdings[2]

SEPI	10%
Criteria Caixa	9.99%
BBVA	4.93%
PIF	9.97%
Blackrock	4.29%

(1) Bloomberg; 31/12/2024.
(2) See detailed information in section 4.2.2. Significant Shareholders of the Management Report



Consolidated
management report



Index

1.
**Telefónica in
2024**

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

In 2024, global equity markets posted positive returns (MSCI World index +25.1% in euro terms) in a year characterized by a change of route by the major central banks, which implemented the first interest rate cuts after the disinflationary process initiated in 2023. US stock markets performed particularly well, boosted by the "Magnificent 7" technology stocks on the back of expectations about Artificial Intelligence. European stock markets posted more modest returns, in a more difficult economic environment in some countries, while Asian stock markets rallied in the last quarter (announcement of strong monetary and fiscal stimulus in China).

Among the main European indices (Stoxx 600, +6.0%, EStoxx-50 +8.3%), the DAX (+18.9%) recorded the best performance, reaching new record highs, followed by the Ibex-35 (+14.8%) which continued its upward trend, with +40.9% in the last two years. The CAC 40 ended in negative territory (-2.1%), in a year of political turmoil in France, which reinforced doubts about its financial stability. The US markets were the undisputed leaders of the year, with the S&P 500 (+23.3%) surpassing 6,000 points in the last quarter after the Republican victory, while technology companies continued to dominate, driving the Nasdaq (+28.6%) sharply higher.

The bond market has had a volatile year due to inflationary spikes in the final months of the year. Long-dated bond yields rose sharply from the year's lows, with the 10-year US Treasury bond bouncing from a low of 3.60% to 4.60%, while the 10-year German bond yield climbed from a low of 2% to over 2.40%.

The European Telco sector delivered its best relative performance versus the market since 2013 (+16.2% vs. Stoxx 600 +6.0%), ranking as the third best sector in the region supported by its defensive nature in an environment of growing macroeconomic doubts. The expected return to revenue growth, evidence that CapEx has peaked and high single-digit EPS growth have improved market sentiment towards the sector, coupled with expectations of market consolidation. The outlook for the Telco sector in 2025 remains positive; continued revenue growth (albeit more moderate) should benefit companies' EBITDA through operating leverage, which together with lower CapEx efforts, will continue to drive growth in cash generation. Furthermore, the implementation of artificial intelligence, together with an improved regulatory scenario and optimism about consolidation movements in the sector, support these good expectations for 2025.

Telefónica has continued to successfully execute its strategy, benefiting from the transformation process it started years ago. Today, it is a stronger, faster growing, more efficient and more sustainable company. And it is consistently delivering on the long-term objectives. It has also continued to work to address regulatory and competitive obstacles (leading the necessary

discussions to improve the regulatory environment), the depreciation of Latin American currencies, especially the Brazilian real in the second half of 2024, and the context in general, in order to preserve and increase value for shareholders. Telefónica has also benefited from the entry of new shareholders in the share capital, providing greater stability to the shareholding structure. In addition to this, Telefónica is a leader in network development (fibre and 5G) and customer relations (NPS and churn), with a focus on prioritizing investments and improving operating leverage to generate solid double-digit FCF growth.

Telefónica ended 2024 with a market capitalization of 22,323 million euros, a share price of 3.94 euros, an increase of 11.4% in the year, and a total shareholder return of 19.9%, in line with the sector.

Regarding the dividend payment, 0.3 euros per share in cash has been paid in 2024 (0.15 in June and 0.15 in December). The 2024 dividend policy is 0.3 euros per share in cash (0.15 euros per share paid in December 2024 and 0.15 euros per share to be paid in June 2025). This dividend is in line with the minimum of 0.3 euros per share announced until 2026. The dividend yield for 2024 has been set at 7.6%. Finally, 80.3 million treasury shares were cancelled in 2024.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

1.3. Business overview

1.3.1. Highlights

In 2024, Telefónica delivered a good operational performance. Telefónica maintained a strong market position, growing in high-value accesses such as fiber and mobile contract. The company has grown in reported revenues y-o-y, but impairments losses of assets have had an adverse effect on profit. Investments in next generation networks, like Fiber and 5G, have allowed Telefónica to maintain and grow its customer base in terms of accesses, by offering customers a better experience. In addition, Telefónica has driven efficiencies to reduce certain operating expenses by switching from copper to fiber broadband networks and switching off certain legacy technologies, network sharing, reducing energy costs through hedging agreements and right-sizing the organization.

Telefónica's **total accesses** were 389.9 million as of December 31, 2024, increasing by 0.6% year-on-year, mainly due to increases in mobile contract accesses in Telefónica Brazil and IoT accesses in VMO2 and Telefónica Brazil, offset in part by the decrease in prepaid accesses, mainly in Chile and Mexico, due to the high competitiveness in the prepaid market and the decrease in fixed telephony accesses across the Group.

The table below shows the evolution of accesses over the past two years as of December 31 of such years:

Accesses

Thousands of accesses	2023	2024	%Reported YoY
Fixed telephony accesses[1]	26,261.2	24,386.6	(7.1%)
Broadband	26,787.8	27,402.5	2.3%
UBB	25,048.7	26,249.0	4.8%
FTTH	16,121.4	17,933.4	11.2%
Mobile accesses	298,569.5	300,271.4	0.6%
Prepay	127,766.9	122,298.0	(4.3%)
Contract	130,134.1	132,704.7	2.0%
IoT	40,668.5	45,268.8	11.3%
Pay TV	10,258.5	10,110.8	(1.4%)
Retail Accesses	362,073.4	362,289.8	**0.1%**
Wholesale Accesses	25,724.2	27,660.0	**7.5%**
Fixed wholesale accesses	3,579.9	3,422.2	(4.4%)
FTTH wholesale accesses	3,295.3	3,352.7	1.7%
Mobile wholesale accesses	22,144.3	24,237.7	9.5%
Total Accesses	**387,797.6**	**389,949.7**	**0.6%**

[1] Includes fixed wireless and VoIP accesses.
Includes 100% of the accesses of VMO2. Telefónica's actual percentage ownership of VMO2 is 50%.



Consolidated management report



Index

1. **Telefónica in 2024**

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

The table below shows the evolution of accesses by segment:

ACCESSES	YoY variation	% Over Total Accesses	
		2023	2024
Telefónica Spain	1.9%	10.6%	10.7%
VMO2	0.6%	14.9%	14.9%
Telefónica Germany	(0.4%)	12.9%	12.7%
Telefónica Brazil	2.7%	29.2%	29.8%
Telefónica Hispam	(3.3%)	29.0%	27.9%
Other	13.1%	3.5%	4.0%

Mobile accesses totaled 300.3 million as of December 31, 2024, up 0.6% compared to December 31, 2023, mainly as a result of the good performance in mobile contract accesses in Telefónica Brazil and IoT access growth in VMO2 and Telefónica Brazil, offset in part by the decrease in prepaid accesses mainly in Chile and Mexico, due to the high competitiveness in the prepaid market. Postpaid accesses represented 52.0% of the Group's total mobile accesses excluding IoT (+1.6 p.p. year-on-year).

The Group's strategy is based on attracting valuable customers in the markets in which it operates.

Fixed broadband accesses stood at 27.4 million at December 31, 2024, up 2.3% year-on-year. Retail fiber (FTTH) accesses stood at 17.9 million at December 31, 2024, growing by 11.2% compared to December 31, 2023.

Pay TV accesses totaled 10.1 million as of December 31, 2024, down 1.4% year-on-year.

The tables below show the evolution of Telefónica's estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution

Telefónica	Mobile Market Share[1]	
	2023	2024
Spain	27.3%	27.5%
United Kingdom[2]	28.9%	23.9%
Germany	32.9%	31.4%
Brazil	38.7%	38.8%
Argentina	28.2%	27.6%
Chile	27.0%	20.5%
Peru	27.1%	26.2%
Colombia	24.8%	22.6%
Venezuela	53.9%	54.3%
Mexico	18.2%	18.9%
Ecuador	30.1%	28.8%
Uruguay	24.6%	21.5%

[1] Internal estimates in both years.

[2] Refers to VMO2 market share as of September 2023 and September 2024 respectively.

Telefónica	FBB Market Share[1]	
	2023	2024
Spain	32.8%	32.1%
Brazil	14.2%	14.4%
Argentina	11.5%	12.0%
Chile	31.5%	29.2%
Peru	43.8%	33.9%
Colombia	16.2%	16.5%

[1] Internal estimates in both years.

Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

1.3.2. 2024/2023 Consolidated results

This section discusses changes in the Group's consolidated income statements for the years ended December 31, 2024 and 2023.

Consolidated Results	Year ended December 31		Variation	
	2023	2024	2024 vs 2023	
Millions of euros	Total	Total	Total	%
Revenues	40,652	41,315	663	1.6%
Other income	1,541	1,692	151	9.8%
Supplies	(13,298)	(13,377)	(79)	0.6%
Personnel expenses	(7,207)	(5,882)	1,325	(18.4%)
Other expenses	(10,298)	(12,554)	(2,256)	21.9%
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)	**11,390**	**11,194**	**(196)**	**(1.7%)**
Depreciation and amortization	(8,797)	(8,799)	(2)	—%
Amortization of rights of use	(2,159)	(2,235)	(76)	3.5%
Amortization of intangible assets, depreciation of property, plant and equipment	(6,638)	(6,564)	74	(1.1%)
OPERATING INCOME	**2,593**	**2,395**	**(198)**	**(7.6%)**
Share of (loss) income of investments accounted for by the equity method	(2,162)	(49)	2,113	(97.7%)
Net financial expense	(1,904)	(1,789)	115	(6.0%)
(LOSS) PROFIT BEFORE TAX	**(1,473)**	**557**	**2,030**	**c.s.**
Corporate income tax	899	(348)	(1,247)	c.s.
(LOSS) PROFIT FOR THE YEAR	**(574)**	**209**	**783**	**c.s.**
Attributable to equity holders of the parent	(892)	(49)	843	(94.5%)
Attributable to non-controlling interests	318	258	(60)	(19.0%)

c.s.: change of sign.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

The following table details the reconciliation between EBITDA, EBITDAaL and EBITDAaL-CapEx ex spectrum, with the Operating Result of the Telefónica Group for the years 2024 and 2023.

Millions of euros	2024	2023
Profit for the period	**209**	**(574)**
Corporate income tax	348	(899)
Profit before taxes	**557**	**(1,473)**
Net financial expense	1,789	1,904
Share of income (loss) of investments accounted for the equity method	49	2,162
Operating income	**2,395**	**2,593**
Depreciation and amortization	8,799	8,797
EBITDA	**11,194**	**11,390**
Leases amortization (Note 9)	(2,235)	(2,159)
Financial expenses on lease liabilities (Note 19)	(511)	(435)
Operating income before depreciation and amortization and after leases (EBITDAaL)	**8,448**	**8,796**
Capital expenditures in intangible assets (Note 6)	1,799	1,838
Capital expenditures in property, plant and equipment (Note 8)	3,676	3,741
CapEx	**5,475**	**5,579**
Spectrum acquisitions (Note 6)	(157)	(183)
CapEx excluding spectrum acquisitions	**5,318**	**5,396**
EBITDAaL - CapEx excluding spectrum acquisitions	**3,130**	**3,400**

1.3.3. Analysis of results

Revenues in 2024 totaled 41,315 million euros, up 1.6% year-on-year compared to 2023, due mainly to the positive growth in service revenues (+2.5%) driven by higher B2B revenues (+4.8%), offset in part by the depreciation of various Latin American currencies (in particular the Brazilian real) against the euro.

Other income mainly includes work on fixed assets and gains on disposal of assets. In 2024, other income amounted to 1,692 million, up 9.8% year-on-year compared to 2023. The year-on-year increase was driven mainly by the award received by Telefónica in ICSID arbitration proceedings against the Republic of Colombia, with an impact of 380 million U.S. dollars (approximately 358 million euros).

- **Supplies** amounted to 13,377 million euros in 2024, up 0.6% year-on-year, mainly as a result of higher costs in Telefónica Spain and Telefónica Brazil driven, by costs associated with IT-related activity (including digitalization projects by B2B customers) in Telefónica

Spain and higher equipment purchases and handset costs in Telefónica Brazil.

- **Personnel expenses** amounted to 5,882 million euros in 2024, down by 18.4% year-on-year. Personnel expenses were higher in 2023 mainly as a result of the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros before taxes).

The average headcount was 101,384 employees in 2024, up 2.6% compared to 2023.

- **Other expenses** amounted to 12,554 million euros in 2024 up 21.9% year-on-year, mainly as a result of impairments of goodwill and other assets. In 2024, Telefónica recorded impairment losses on intangible assets and property, plant and equipment in Argentina in an aggregate amount of 1,274 million euros and impairment losses on goodwill in an aggregate amount of 866 million euros with respect to the cash-generating units in Chile (397 million euros), Peru (226 million euros), Telefónica Tech UK & Ireland (192 million euros) and BE-terna Group (51 million euros). Additionally, Telefónica recorded in Perú impairment losses on intangible assets (54 million euros), impairment losses on held-for-sale assets corresponding to the property, plant and equipment of the fiber optics business of Pangea (108 million euros) and goodwill (34 million euros). In 2023, there was an impairment of goodwill amounting to 58 million euros in Ecuador.

As a result of the foregoing EBITDA totaled 11,194 million euros in 2024 down 1.7% year-on-year.

EBITDAaL in 2024 totaled 8,448 million euros, down 4.0% year-on-year, due to the lower EBITDA , and higher costs associated with operating leases in 2024.

Depreciation and amortization amounted to 8,799 million euros in 2024, remaining stable compared to 2023 (8,797 million euros).

Operating income totaled 2,395 million euros in 2024 compared to 2,593 million euros in 2023. The year-on-year decrease was due mainly to the higher other expenses (as a result of impairments), partially offset by the lower restructuring expenses incurred in 2024, as well as the higher service revenues (+2.5%).

The **share of (loss) income of investments accounted for by the equity method** in 2024 was a loss of 49 million euros, compared to a loss of 2,162 million euros in 2023. The higher loss in 2023 was mainly due to the results of VMO2, which were adversely affected by a goodwill impairment amounting to 3,572 million euros (1,786 million euros of which was reflected in the consolidated income statement of the Telefónica Group in 2023).



Consolidated
management report

Index

1.
**Telefónica in
2024**

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Net financial expense amounted to 1,789 million euros in 2024, decreasing 115 million euros compared to 2023. The lower amount in 2024 is mainly due to the positive impact of 154 million euros in interest associated with the favorable award relating to the ICSID arbitration procedure initiated by Telefónica, S.A. in 2018 against the Republic of Colombia.

Corporate income tax represents an expense of 348 million euros in 2024 compared to an income of 899 million euros in 2023. The income in 2023 was mainly due to the tax effect of the provision associated with the Collective Redundancies Plan and the recognition of deferred tax assets for the future use of tax credits, both in Spain.

As a result, loss for the year attributable to equity holders of the parent in 2024 was 49 million euros, mainly due to the impairments recorded, compared to a loss of 892 million euros in 2023.

Profit attributable to non-controlling interests was 258 million euros in 2024 (318 million euros in 2023). The variation is mainly due to decreases in the results attributable to minority interests in Germany, following the public takeover bid, and in the results attributable to minority interests in Brazil.

CapEx totaled 5,475 million euros in 2024, down 1.9% year-on-year, in line with Telefónica's objective of reducing CapEx.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

1.3.4. 2024/2023 Segment results

TELEFÓNICA SPAIN

The table below shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2023	2024	%Reported YoY
Fixed telephony accesses[1]	7,948.4	7,774.9	(2.2%)
Broadband	5,934.7	6,020.5	1.4%
FTTH	5,345.4	5,615.4	5.1%
Mobile accesses	20,115.0	21,054.0	4.7%
Prepay	705.4	492.6	(30.2%)
Contract	15,296.8	15,543.0	1.6%
IoT	4,112.8	5,018.4	22.0%
Pay TV	3,426.4	3,520.5	2.7%
Retail Accesses	**37,424.5**	**38,369.9**	**2.5%**
Wholesale Accesses	**3,567.8**	**3,410.1**	**(4.4%)**
FTTH Wholesale Accesses	3,289.7	3,347.1	1.7%
Total Accesses	**40,992.3**	**41,780.0**	**1.9%**

[1] Includes "fixed wireless" and Voice over IP accesses.

Telefonica Spain maintained a positive evolution in 2024, with year-on-year growth in accesses and the main financial indicators.

As the main commercial novelty in the residential segment, it is worth highlighting the reinforcement of the TV entertainment offer with the integration of Apple TV+, through the signing of a strategic agreement that brings the complete Apple TV+ service to miMovistarFicción subscribers, as part of the navigation on the TV platform and also on demand.

Additionally, Telefónica Empresas continues to advance in its proposals for the business segment. Positive developments on this front include the collaboration agreement with Microsoft to facilitate the adoption of Copilot+ PCs, Windows devices with integrated AI. This collaboration will allow Spanish companies to upgrade their workstations and improve productivity through advanced digital solutions.

Telefónica Empresas has also incorporated Network Slicing capability into the Movistar Intranet service, becoming the first operator in Spain to offer quality of service in private mobile connectivity end-to-end for secure access to corporate networks in mobility.

This advancement allows for the establishment of secure virtual private networks (VPNs) on mobile devices that are able to communicate with each other

even in high-traffic scenarios, optimizing communications with new technologies that require greater mobility or lower latency.

Finally, **Movistar Prosegur Alarmas**, the joint venture of Prosegur and Telefónica Spain, reached 550 thousand customers as of December 31, 2024, up by 12.8% y-o-y.

Telefónica Spain had 41.8 million **accesses** as of December 31, 2024, an increase of 1.9% compared to December 31, 2023, driven by the positive evolution of mobile IoT, mobile contract and FTTH accesses, both those included in the convergent offer, as well as standalone mobile contract and FTTH accesses not included in the offer. These growth drivers were offset in part by decreases in mobile prepay and retail fixed accesses, as well as decreases in legacy wholesale accesses, despite year-on-year growth in FTTH wholesale accesses.

The **convergent offer** (residential and SMEs) had a customer base of 4.6 million customers as of December 31, 2024, an increase of 0.5% y-o-y.

Retail fixed accesses totaled 7.8 million and decreased 2.2% as compared to December 31, 2023, with a net loss of 174 thousand accesses in 2024.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Retail broadband accesses totaled 6.0 million (+1.4% y-o-y), with net adds of 85.8 thousand accesses as of December 31, 2024.

Retail fiber (FTTH) accesses reached 5.6 million in December 2024 (an increase of 5.1% as compared to December 31, 2023), representing 93.3% of total retail broadband customers (an increase of 3.2 p.p. y-o-y) with net adds of 270 thousand accesses as of December 31, 2024. At December 31, 2024, fiber deployment reached 30.8 million premises, 1.6 million more than at December 31, 2023.

Total retail mobile accesses stood at 21.1 million as of December 31, 2024, an increase of 4.7% as compared to December 31, 2023 mainly as a result of an increase in

the IoT accesses base (up 22.0% y-o-y), together with increases in mobile contract accesses (up 1.6% y-o-y).

Pay TV accesses reached 3.5 million at December 31, 2024, increasing 2.7% year-on-year, mainly driven by the positive evolution of Movistar Plus+, an OTT product.

Wholesale accesses stood at 3.4 million at December 31, 2024, down 4.4% year-on-year. Wholesale fiber (FTTH) accesses were up 1.7% year-on-year and corresponded to 98.2% of total wholesale accesses at December 31, 2024 compared with 92.2% at December, 31, 2023.

The table below shows Telefónica Spain's results over the past two years:

Millions of euros

TELEFÓNICA SPAIN	2023	2024	% Reported YoY
Revenues	12,654	12,791	1.1%
Mobile handset revenues	518	532	2.6%
Revenues ex-mobile handset mobile	**12,136**	**12,259**	**1.0%**
Retail	9,872	10,092	2.2%
Wholesale and Other	2,264	2,167	(4.3%)
Other income	526	477	(9.3%)
Supplies	(5,027)	(5,313)	5.7%
Personnel expenses	(3,194)	(1,717)	(46.2%)
Other expenses	(1,730)	(1,624)	(6.1%)
EBITDA	**3,229**	**4,614**	**42.9%**
Depreciation and amortization	(2,200)	(2,202)	0.1%
OPERATING INCOME	**1,029**	**2,412**	**134.5%**
Depreciation and amortization of rights of use	(510)	(577)	13.2%
Lease interest expenses	(36)	(51)	42.0%
EBITDAaL	**2,683**	**3,986**	**48.5%**

Analysis of results

Revenues in 2024 amounted to 12,791 million euros, growing 1.1% y-o-y mainly as a result of increased IT revenues due to the higher demand for digitalization projects by B2B customers, partially offset by the decrease in wholesale and other revenues.

The evolution of revenues excluding mobile handset sales is described below:

• **Retail revenues** totaled 10,092 million euros in 2024, an increase of 2.2% year-on-year, driven by greater B2B sales volume and IT revenue growth and increases in tariffs charged to customers and, to a lesser extent, by growth in B2C customers.

• **Wholesale and other revenues** totaled 2,167 million euros in 2024, decreasing by 4.3% year-on-year, mainly due to the impact of cuts to the mobile termination rate (MTR) (which decreased by 50% during 2024) and the discontinuation of "Fórmula 1" (racing cars) TV content in 2024, partially offset by the positive evolution of MVNO revenues.

The evolution of expenses is explained below:

• **Supplies** amounted to 5,313 million euros in 2024, up 5.7% year-on-year compared to 2023, mainly attributable to the increase in costs to support the increased IT-related activity (due to the higher demand for digitalization projects by B2B customers).

• **Personnel expenses** amounted to 1,717 million euros in 2024, down 46.2% year-on-year compared to 2023. The year-on-year evolution was mainly attributable to



Consolidated
management report



Index

1.
**Telefónica in
2024**

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (which resulted in a provision of 1,320 million euros before taxes in 2023).

- **Other expenses** amounted to 1,624 million euros in 2024, down 6.1% year-on-year compared to 2023.The higher expenses in 2023 were due mainly to provisions recorded in Telefónica Spain to optimize the distribution network.

EBITDA reached 4,614 million euros in 2024, a year-on-year increase of 42.9%.

Depreciation and amortization amounted to 2,202 million euros in 2024, remaining stable compared to 2023.

Operating income amounted to 2,412 million euros in 2024, a year-on-year increase of 134.5%. The lower operating income in 2023 was mainly attributable to the impact of the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros, before taxes), as well as the higher provisions recorded in Telefónica Spain to optimize the distribution network in 2023 (60 million euros).



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

VMO2

In accordance with applicable accounting standards, Telefónica's share in the results of VMO2, our 50:50 joint venture with Liberty Global Plc in the United Kingdom, is presented in a single line of the income statement, "Share of (loss) income of investments accounted for by the equity method". However, the VMO2 segment information included in this section is presented using management criteria and shows 100% of VMO2's results; Telefónica's actual percentage ownership of VMO2 is 50%.

More than three years after the formation of VMO2, the company continues to integrate and innovate while investing heavily to expand and upgrade its fiber and 5G networks to provide the highest quality connectivity to more regions of the country.

VMO2's gigabit fixed network footprint reached 18.3 million premises at the end of 2024, delivering 1.3 million homes serviceable in the year underpinned by the expansion of the FTTH network of nexfibre, the FTTH joint venture formed by Telefónica Infra, Liberty Global and InfraVia. The expansion of the nexfibre footprint helped to deliver 20,000 new accesses in 2024.

The upgrade of VMO2's fixed network to fiber continued at pace across the year, with a total fiber footprint of 6.4 million premises by year end when including the nexfibre footprint.

In its mobile business, significant progress was also made in the evolution of the company's mobile network to 5G, with UK outdoor population coverage standing at 75% at the end of 2024, an increase of 24 percentage points in the year.

In December 2024, the UK's Competition and Markets Authority approved the merger between Vodafone UK and Three UK in the United Kingdom ('MergeCo'). Subject to the final completion of the merger and relevant approvals, VMO2 expects to acquire spectrum from MergeCo and MergeCo's enlarged network would participate in network sharing with VMO2.

The following table shows the evolution of accesses in VMO2 in 2024 compared to 2023:

ACCESSES

Thousands of accesses	2023	2024	%Reported YoY
Fixed telephony accesses	3,876.5	3,504.6	(9.6%)
Broadband	5,724.7	5,744.5	0.3%
UBB	5,717.6	5,738.9	0.4%
Mobile accesses	35,216.3	35,652.5	1.2%
Prepay	7,617.9	7,369.8	(3.3%)
Contract	16,122.3	15,836.0	(1.8%)
IoT	11,476.1	12,446.7	8.5%
Pay TV	3,146.9	3,016.3	(4.1%)
Retail Accesses	**47,964.4**	**47,918.0**	**(0.1%)**
Wholesale Accesses	**9,644.9**	**10,048.2**	**4.2%**
Total Accesses	**57,609.3**	**57,966.2**	**0.6%**

The **total accesses base** grew 0.6% year-on-year and stood at 58.0 million as of December 31, 2024, mainly driven by the increase in wholesale accesses and the 8.5% year-on-year growth in IoT accesses, offset in part by decreases in fixed telephony accesses, mobile prepay and contract accesses and Pay TV accesses.

The **contract mobile customer base** decreased 1.8% year-on-year to 15.8 million accesses, with a net loss of 286 thousand accesses in 2024 due to the poorer performance in the consumer segment as a result of more aggressive competition, especially from MVNOs, reflecting broader market trends.

The **prepay mobile customer base** decreased 3.3% year-on-year to 7.4 million accesses, with a net loss of 248 thousand accesses in 2024.

IoT mobile customer base grew 8.5% year-on-year and reached 12.4 million accesses underpinned by the continued roll-out of the United Kingdom's Smart Metering Implementation Programme. The Smart Metering Implementation Programme (SMIP) is an energy-industry led program which aims to roll-out approximately 53 million smart electricity and gas meters to domestic properties and non-domestic sites in the United Kingdom.



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

The fixed broadband base grew 0.3% year-on-year and reached 5.7 million accesses adding 20 thousand new accesses in 2024 supported by the expansion of the nexfibre footprint.

The table below shows 2024/2023 variations in reported terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

Millions of euros

VMO2	2023	2024	% Reported YoY
Revenues	12,547	12,616	0.6%
Mobile Business	**6,840**	**6,718**	**(1.8%)**
Handset revenues	1,749	1,521	(13.0%)
Fixed Business	**4,453**	**4,550**	**2.2%**
Other	**1,254**	**1,348**	**7.5%**
Other income	516	516	0.1%
Supplies	(4,294)	(4,354)	1.4%
Personnel expenses	(1,303)	(1,295)	(0.6%)
Other expenses	(3,035)	(3,016)	(0.6%)
Impairment losses in goodwill	(3,572)	—	n.m.
EBITDA	**859**	**4,467**	**n.m.**
Depreciation and amortization	(3,685)	(3,371)	(8.5%)
Operating income	**(2,826)**	**1,096**	**c.s.**
Share of income (loss) of investments accounted for by the equity method	2	4	105.8%
Net financial income	55	51	(8.3%)
Net financial expenses	(1,436)	(1,578)	9.9%
Realized and unrealized gains on derivate instruments, net[1]	(924)	463	c.s.
Foreign currency transaction losses, net	677	(34)	c.s.
Net financial result	**(1,628)**	**(1,098)**	**(32.6%)**
Result before taxation	**(4,452)**	**2**	**(100.1%)**
Taxes	265	(22)	(108.2%)
Result for the period	**(4,187)**	**(20)**	**(99.5%)**
Attributable to non-controlling interests	—	(19)	n.m.
Result for the period attributable to equity holders of the parent (100% VMO2)	**(4,187)**	**(39)**	**n.m.**
EBITDA	**859**	**4,467**	n.m.
Amortization of rights of use	(208)	(220)	5.6%
Lease interest expenses	(51)	(53)	2.6%
EBITDAaL	**600**	**4,194**	**n.m.**

c.s.: change of sign; n.m.: not meaningful
[1] VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.



Consolidated
management report



Index

1.
**Telefónica in
2024**

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Analysis of results

In 2024, **revenues** amounted to 12,616 million euros, growing 0.6%, mainly due to price increases implemented by VMO2 and the appreciation of the pound sterling offset in large part by the decline in handset sales and B2B revenues.

- **Mobile business revenues** amounted to 6,718 million euros in 2024, declining by 1.8% year-on-year, mainly as a result of the decrease in handset revenues as customers held onto their devices for a longer period, partially offset by the appreciation of the pound sterling.

- **Fixed business revenues** amounted to 4,550 million euros in 2024, increasing by 2.2% year-on-year, mainly driven by growth in revenues per customer household due to price increases, coupled with the appreciation of the pound sterling, partially offset by the decline in B2B fixed revenues.

- **Other revenues** amounted to 1,348 million euros in 2024, growing 7.5% year-on-year, mainly driven by increased revenues related to the expansion of the nexfibre network and the appreciation of the pound sterling.

The evolution of expenses is explained below:

- **Supplies** amounted to 4,354 million euros in 2024, up 1.4% year-on-year, mainly due to costs of expanding the nexfibre network and the appreciation of the pound sterling, offset in part by a decline in handset costs.

- **Personnel expenses** amounted to 1,295 million euros in 2024, down 0.6% year-on-year. The decrease was due in part to the realization of synergies through the execution of restructuring plans aiming to deliver a single operating model (through the convergence of several functions across sales, marketing, product and call center teams) and a leaner company, offset in part by the appreciation of the pound sterling.

- **Other expenses** amounted to 3,016 million euros in 2024, down 0.6% year-on-year mainly due to lower commercial costs related to lower handsets sales (translating to decreases in associated bad debt, costs of sale of receivables and commissions to handset suppliers), partially offset by the appreciation of the pound sterling.

EBITDA reached 4,467 million euros in 2024 compared to 859 million euros in 2023. The lower EBITDA in 2023 was mainly due to the impairment of goodwill in 2023 amounting to 3,572 million euros.

Depreciation and amortization amounted to 3,371 million euros in 2024, decreasing by 8.5% due to a lower depreciable base after certain assets fully depreciated in 2023.

Operating income amounted to 1,096 million euros in 2024, compared to an operating loss of 2,826 million euros in 2023. The lower operating income in 2023 was mainly due to the impairment of goodwill in 2023 amounting to 3,572 million euros.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

TELEFÓNICA GERMANY

The table below shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2023	2024	%Reported YoY
Fixed telephony accesses[1]	2,299.9	2,292.3	(0.3%)
Broadband[2]	2,384.3	2,375.3	(0.4%)
UBB	2,064.6	2,091.9	1.3%
FTTH	28.3	50.6	78.8%
Mobile accesses[3]	45,072.4	44,989.5	(0.2%)
Prepay	15,526.6	14,873.7	(4.2%)
Contract	27,686.4	27,888.8	0.7%
IoT[4]	1,859.3	2,227.0	19.8%
Retail Accesses	49,832.2	49,657.1	(0.4%)
Total Accesses	**49,832.2**	**49,657.1**	**(0.4%)**

[1] Includes "fixed wireless" and Voice over IP accesses.

In 2024,Telefónica Germany continued with commercial traction and low churn in a competitive market.

Telefónica Germany's key milestones in 2024 were as follows:

- Good financial execution, with EBITDA accelerating y-o-y in the last three months of 2024.

- Ongoing commercial activity reflecting sustained O2 brand appeal and enhanced partner brands momentum.

- Telefónica Germany made good progress with the densification and further roll-out of its green 5G network resulting in coverage 97% as of December 31, 2024, leaving Telefónica Germany well on track to achieve nationwide 5G coverage by the end of 2025.

- Telefónica Germany maintained mobile trading momentum in a competitive environment, leveraging continued enhancement of network and service quality.

- On January 26, 2024, Telefónica completed a voluntary public acquisition offer for shares of Telefónica Deutschland, followed by a public delisting acquisition offer completed on April 29, 2024. As a result of these transactions and direct market purchases by Telefónica outside the offers, Telefónica reached approximately 96.85% of the share capital and voting rights of Telefónica Deutschland.

In August 2023, the 1&1 Group disclosed that it would switch its host network operator in Germany from Telefónica Germany to Vodafone in the second half of 2024, under a long-term, exclusive national roaming partnership with Vodafone Group. This exclusivity arrangement includes the non-discriminatory provision of national roaming services in areas not yet covered by the new 1&1 mobile network and in particular includes access to the 5G network of Vodafone Group, including mobile communication standards 2G and 4G and future mobile communication standards and technologies. The agreement between the 1&1 Group and Vodafone has limited Telefónica's network sharing opportunities with 1&1. Migration of customers to 1&1's own network and Vodafone's network (for roaming) began in the first quarter of 2024 and is expected to be completed in the second half of 2025. It is expected that the completion of this migration will have a significant impact on Telefónica Germany's accesses and revenues.The ongoing migration of 1&1 customers from Telefónica's network to 1&1's own network and Vodafone's network (for roaming) is referred to below as the "change to the 1&1 business model".

The **total access base** decreased 0.4% year-on-year and stood at 49.7 million on December 31, 2024, mainly driven by a 4.2% decrease in the prepay mobile accesses base, which reached 14.9 million.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

The **contract mobile customer base** reached 27.9 million accesses in 2024, growing 0.7% year-on-year due to O2 good performance driven by brand appeal, continued network enhancement and service quality, partially offset by the lower customer base in partner brands as a result of the change to the 1&1 business model. Migration of customers to 1&1's own network and Vodafone's network (for roaming) began in the first quarter of 2024 and is expected to be completed in the second half of 2025. Excluding 1&1 customers accessing Telefónica Germany's network, the contract mobile customer base was 17.3 million accesses as of December 31, 2024, growing 5.0% year-on-year mainly due to the O2 brand customer growth.

The **prepay mobile customer base** decreased 4.2% year-on-year to 14.9 million accesses reflecting a net loss of 652.9 thousand accesses in 2024 due to the German market trend of prepaid-to-postpaid migration.

Broadband accesses reached 2.4 million accesses (down 0.4% y-o-y), with a net loss 9.0 thousand accesses in 2024, mainly driven by legacy DSL churn, offset in part by continued customer for high-speed cable and fiber accesses.

The table below shows the evolution of Telefónica Germany's results over the past two years:

Millions of euros

TELEFÓNICA GERMANY	2023	2024	%Reported YoY
Revenues	8,614	8,492	(1.4%)
Mobile Business	**7,767**	**7,596**	**(2.2%)**
Handset revenues	1,872	1,785	(4.7%)
Fixed Business	**827**	**857**	**3.6%**
Other income	160	192	20.2%
Supplies	(2,677)	(2,588)	(3.3%)
Personnel expenses	(669)	(700)	4.7%
Other expenses	(2,788)	(2,631)	(5.7%)
EBITDA	**2,640**	**2,765**	**4.7%**
Depreciation and amortization	(2,323)	(2,226)	(4.1%)
OPERATING INCOME	**317**	**539**	**69.7%**
Depreciation and amortization of rights of use	(673)	(688)	2.2%
Lease interest expenses	(36)	(66)	86.4%
EBITDAaL	**1,931**	**2,011**	**4.1%**

Analysis of results

Total revenues were 8,492 million euros in 2024, a year-on-year decrease of 1.4% driven by the decrease in the mobile business.

• **Mobile business revenues** totaled 7,596 million euros decreasing 2.2% y-o-y as a result of 50% cuts in the mobile termination rate (MTR) from 0.40 euros to 0.20 euros per minute effective from January 1, 2024, as well as the change to the 1&1 business model, partially offset by the good performance of O2 own brand revenues. Excluding the impact of the cuts to the mobile termination rate, mobile business revenues were down 1.1% year-on-year in 2024.

• **Handset revenues** (which are included in mobile business revenues) amounted to 1,785 million euros, decreasing 4.7% y-o-y due to lower commercial activity of the "O2 myHandy" monthly installment handset financing model, which faced tough

competition after the record volume sold in the previous year.

• **Fixed business revenues** were 857 million euros, increasing 3.6% y-o-y due to the increasing demand of fiber and cable technologies combined with price increases

Mobile ARPU reached 10.4 euros (-3.4% y-o-y), due to the decline in contract and prepay ARPU of 7.8% and 1.9% respectively, impacted by the 50% cut to the mobile termination rate (MTR), as well as the higher share of second and third SIM cards tied to family contracts, which usually have lower ARPUs. Data ARPU reached 7.0 euros (-5.5% y-o-y), also as a result of higher shares of second and third SIM cards tied to family contracts which usually have lower ARPUs.

Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

TELEFÓNICA GERMANY	2023	2024	% Reported YoY
ARPU (EUR)	**10.8**	**10.4**	**(3.4%)**
Prepay	7.8	7.6	(1.9%)
Contract[1]	13.2	12.2	(7.8%)
Data ARPU (EUR)	**7.4**	**7.0**	**(5.5%)**

[1] Excludes IoT.

The evolution of expenses is explained below:

- **Supplies** amounted to 2,588 million euros in 2024, decreasing 3.3% year-on-year mainly as a result of the lower handset cost of sales and the positive effects from cuts in mobile termination rate (MTR) fees paid to other operators.

- **Personnel expenses** amounted to 700 million euros in 2024, increasing 4.7% year-on-year, reflecting further staff and wage increases in 2024, which were intended to support Telefónica Germany's transformation and growth plans.

- **Other expenses** amounted to 2,631 million euros in 2024, decreasing 5.7% year-on-year compared to 2023 from savings in commercial costs (due to the optimization and digitalization of customer service, lower marketing costs and efficiencies in commercial channels), savings from the digital transformation of system and network operations and energy cost optimization.

EBITDA totaled 2,765 million euros in 2024, growing by 4.7% year-on-year.

Depreciation and amortization amounted to 2,226 million euros in 2024, decreasing by 4.1% year-on-year, mainly due to a lower amortizable base of intangible assets as a result of fully amortized assets in the year.

Operating income totaled 539 million euros in 2024, growing 69.7% year-on-year as a result of the good performance of the own brand and focused strategy execution driving mainly from successful commercial cost management and savings from digital transformation and energy cost optimization and lower depreciation and amortization.



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

TELEFÓNICA BRAZIL

The table below shows the evolution of accesses of Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2023	2024	%Reported YoY
Fixed telephony accesses[1]	6,457.7	5,746.4	(11.0%)
Broadband[2]	6,677.9	7,273.7	8.9%
UBB	6,386.5	7,049.1	10.4%
FTTH	6,174.7	6,958.4	12.7%
Mobile accesses	99,070.2	102,310.3	3.3%
Prepay	37,267.3	35,816.3	(3.9%)
Contract	45,902.7	49,076.8	6.9%
IoT	15,900.2	17,417.2	9.5%
Pay TV	844.9	785.2	(7.1%)
IPTV	844.9	785.2	(7.1%)
Retail Accesses	113,101.8	116,163.6	2.7%
Total Accesses	113,102.1	116,164.0	2.7%

[1] Includes "fixed wireless" and Voice over IP accesses.

In 2024, Telefónica Brazil maintained its leadership in the mobile segment and, in a more consolidated market environment, a market share of 38.8%, 5.7 p.p. ahead of its closest competitor (data from the last official publication of ANATEL, December 31, 2024). Telefónica Brazil's strategy remains focused on strengthening its high-value customer base. Telefónica Brazil reached a contract market share (excluding IoT accesses) of 43.1% as of December 31, 2024 (ANATEL).

In the fixed business, Telefónica Brazil continued with the implementation of strategic technologies, focusing on the deployment of fiber, centering its commercial offer around Vivo Total, and maintaining low churn rates.

In addition, Telefónica Brazil continued to advance in the development of an ecosystem with relevant partners to promote its consolidation as a digital services hub. To this end, it offers a broad portfolio of services, highlighting those described below:

- Health & Wellness: Vale Saúde is a monthly subscription service that provides discounts for online or in-person medical care, exams and medications, through more than 3 thousand pharmacies and 3 thousand clinics and laboratories in 2024.

- Education: Viva E is an employment platform that combines online courses and job offers. The joint venture created by Telefónica Brazil

and Ânima Educação offers more than 400 hours of content.

- Vivo Ventures: Telefónica Brazil's corporate venture capital fund for strategic investments, invested 5 million euros in CRMBonus, a platform specialized in the use of artificial intelligence to build customer loyalty, in June 2024, in addition to 1.4 million euros in Agrolend, an agricultural credit fintech company targeting small and medium-sized rural producers, in October 2024.

- Fintech: Vivo Pay is Telefónica Brazil's 100% digital platform that consolidates Vivo's financial solutions, including personal loans, insurance, unemployment benefit advances and instant payment solutions, among others. Telefónica Brazil operated Vivo Pay with BTG Bank until September 2024, when the Central Bank of Brazil approved the request for authorization to operate Vivo Pay Sociedade de Crédito S.A. as a direct credit company. Vivo Pay is expected to enhance Vivo's financial services.

- Energy: GUD Energía is a joint venture created in 2024 to capture the opportunities generated by the opening of the free market with a focus on the sale of personalized renewable energy solutions throughout Brazil, helping consumers to cut their energy bills.



Consolidated management report

Index

1. **Telefónica in 2024**

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

Total accesses stood at 116.2 million as of December 31, 2024, increasing 2.7% year-on-year mainly due to the growth in contract mobile accesses thanks to Telefónica Brazil's totalization strategy (expanding the services we offer to provide customers with a complete experience) and the growth in FTTH, which offset the decrease in prepaid mobile accesses as customers migrate to hybrid postpaid (accesses with usage limits, requiring customers to purchase "top-ups" if they exceed these limits), the decline in the fixed voice business due to the continuous migration from fixed to mobile, the contraction of the lower-value fixed broadband customer base, and the loss of DTH customers as a result of the company's strategic decision to discontinue legacy technologies.

Contract mobile accesses grew by 6.9% year-on-year and reached 49.1 million with net adds of 3.2 million new accesses in 2024, with churn at very low levels (1.0%), driven by the totalization strategy and by the launch of new attractive bundles (packaged offers with more than one service) in hybrid postpaid.

Prepaid mobile accesses decreased by 3.9% year-on-year and reached 35.8 million accesses with a net loss of 1.5 million accesses during 2024. The lower customer base has been mainly a consequence of the strategy of migrating prepaid customers to hybrid postpaid and focusing more on encouraging the consumption of top-ups.

Broadband accesses grew by 8.9% year-on-year and reached 7.3 million accesses with net adds of 596 thousand new accesses in 2024. Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 7.0 million homes connected with FTTH as of December 2024, growing 12.7% year-on-year. Telefónica Brazil reached 31.5 million real estate units passed with FTTx access, and 7.0 million connected homes, which grew by 10.4% year-on-year, which managed to offset the decrease in other accesses of legacy broadband services (xDSL).

Traditional voice accesses decreased by 11.0% year-on-year due to fixed-mobile substitution, reaching 5.7 million accesses.

Pay TV accesses reached 785 thousand as of December 31, 2024, decreasing by 7.1% year-on-year, mainly as a result of the strategic decision to discontinue the DTH service.

The table below shows the evolution of Telefónica Brazil's results over the past two years:

Millions of euros

TELEFÓNICA BRAZIL	2023	2024	%Reported YoY
Revenues	9,650	9,618	(0.3%)
Mobile Business	**6,792**	**6,846**	**0.8%**
Handset revenues	640	642	0.5%
Fixed Business	**2,858**	**2,772**	**(3.0%)**
Other income	427	317	(25.9%)
Supplies	(2,170)	(2,234)	3.0%
Personnel expenses	(1,220)	(1,218)	(0.2%)
Other expenses	(2,559)	(2,367)	(7.5%)
EBITDA	**4,128**	**4,116**	**(0.3%)**
Depreciation and amortization	(2,511)	(2,474)	(1.4%)
OPERATING INCOME	**1,617**	**1,642**	**1.5%**
Depreciation and amortization of rights of use	(621)	(594)	(4.2%)
Lease interest expenses	(258)	(281)	8.9%
EBITDAaL	**3,249**	**3,241**	**(0.3%)**



Consolidated
management report



Index

1.
**Telefónica in
2024**

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Analysis of results

In 2024, **revenues** amounted to 9,618 million euros, decreasing by 0.3% year-on-year, mainly due to the depreciation of the Brazilian real, despite the growth in service revenues, driven by the price increases in the mobile business and by businesses associated with new technologies (FTTH and digital services).

- **Mobile business revenues** totaled 6,846 million euros in 2024, increasing 0.8% year-on-year, mainly as a result of the positive evolution of contract accesses due to the larger customer base, price increases and the positive evolution of digital services, partially offset by the depreciation of the Brazilian real.

- **Fixed business revenues** amounted to 2,772 million euros in 2024, decreasing 3.0% year-on-year, mainly as a result of the depreciation of the Brazilian real, partially offset by higher FTTH revenues, in line with the strategic focus on such services, and higher IT service revenues.

Mobile ARPU decreased 4.0% year-on-year, mainly due to the depreciation of the Brazilian real, despite the price increases carried out and the good evolution of the postpaid business, which was helped by the totalization strategy.

TELEFÓNICA BRAZIL	2023	2024	% Reported YoY	%Local Currency YoY
ARPU (EUR)	**5.0**	**4.8**	**(4.0%)**	**3.3%**
Prepay	2.4	2.2	(7.8%)	(0.8%)
Contract (1)	8.8	8.3	(5.3%)	1.9%
Data ARPU (EUR)	**4.1**	**4.0**	**(2.0%)**	**5.4%**

(1) Excludes IoT.

The evolution of expenses is explained below:

- **Supplies** amounted to 2,234 million euros in 2024, increasing 3.0% year-on-year mainly due to higher equipment purchases and handset costs associated with increased commercial activity, offset in part by the depreciation of the Brazilian real.

- **Personnel expenses** amounted to 1,218 million euros in 2024, decreasing 0.2% year-on-year compared to 2023, mainly as a result of the depreciation of the Brazilian real, which offset salary increases implemented during the year.

- **Other expenses** amounted to 2,367 million euros in 2024, decreasing 7.5% year-on-year compared to 2023, impacted by the reversal of contingencies related to the migration from the existing concession regime to the new authorization model for the provision of fixed telephony services, the depreciation of the Brazilian real, tax recoveries and lower copper prices.

EBITDA stood at 4,116 million euros in 2024, decreasing by 0.3% year-on-year mainly due to the depreciation of the Brazilian real.

Depreciation and amortization amounted to 2,474 million euros in 2024, decreasing 1.4% year-on-year, mainly due to the depreciation of the Brazilian real, which more than offset the higher amortizable base of property, plant and equipment assets associated with new investments.

Operating income stood at 1,642 million euros in 2024, increasing by 1.5%, mainly due to lower depreciation and

amortization and positive performance in service revenues, as a result of increased commercial activity, and the impact of the reversal of contingencies related to the migration from the existing concession regime to the new authorization model for the provision of fixed telephony services, offset in part by the depreciation of the Brazilian real.



Consolidated
management report

Index

1.
**Telefónica in
2024**

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

TELEFÓNICA HISPAM

The table below shows the evolution of accesses of Telefónica Hispam over the past three years as of December 31 of such years:

ACCESSES

Thousands of accesses	2023	2024	%Reported YoY
Fixed telephony accesses[1]	5,678.7	5,068.4	(10.7%)
Broadband	6,029.2	5,957.0	(1.2%)
UBB	5,534.6	5,753.7	4.0%
FTTH	5,466.7	5,712.8	4.5%
Mobile accesses	97,945.7	95,001.4	(3.0%)
Prepay	66,649.7	63,745.6	(4.4%)
Contract	25,125.8	24,360.0	(3.0%)
IoT	6,170.1	6,895.8	11.8%
Pay TV	2,840.3	2,788.8	(1.8%)
IPTV	1,682.7	1,838.5	9.3%
Retail Accesses	112,563.5	108,886.1	(3.3%)
Total Accesses	**112,575.3**	**108,897.9**	**(3.3%)**

[1] Includes "fixed wireless" and Voice over IP accesses.

Telefónica Hispam's **total accesses** reached 108.9 million as of December 31, 2024 (-3.3% year-on-year), mainly as a result of the decrease in mobile accesses.

Mobile accesses closed at 95.0 million, decreasing by 3.0% year-on-year, mainly due to decreases in prepaid customers and, to a lesser extent, a decrease in contract customers.

- **Contract accesses** decreased by 3.0% year-on-year due to the lower accesses recorded in Colombia (-7.7%), Ecuador (-7.0%), Chile (-3.8%) and Argentina (-2.3%), partially offset by the increase in Mexico (+5.2%). This evolution was driven by aggressive competition in the postpaid markets in Colombia, Ecuador, Chile and Argentina and a strong increase in customer churn.

- **Prepay accesses** decreased by 4.4% year-on-year, resulting in a net loss of 2.9 million accesses as of December 31, 2024, due to a revenue-neutral technical customer base adjustment in Chile (-1.9 million accesses) and Mexico (-1.1 million accesses), which entailed excluding inactive accesses that did not generate revenue over a given period of time. The prepay customer base was also negatively impacted by the aggressive competition in the prepaid markets in Chile, Mexico, Colombia and Argentina.

- **Fixed accesses** stood at 5.1 million as of December 31, 2024 (-10.7% year-on-year), with a net loss of 610 thousand accesses, due to the ongoing erosion of this business in all countries in the region.

Fixed broadband accesses amounted to 6.0 million as of December 31, 2024 (-1.2% year-on-year). The penetration of fixed broadband accesses over traditional business accesses stood at 117.5% (+11.4 p.p. year-on-year), as a result of the focus on ultra broadband (UBB) deployment in the region, reaching 5.7 million connected accesses (+4.0% y-o-y) and 25.0 million premises passed. The penetration of UBB accesses over fixed broadband accesses stood at 96.6% (+4.8 p.p. y-o-y).

Pay TV accesses stood at 2.8 million as of December 31, 2024, a decrease of 1.8% y-o-y. This evolution is explained by the decline in cable accesses (-181.5 thousand accesses) and direct-to-home accesses (-109.7 thousand accesses), in line with the change in the commercial strategy in the region, partially offset by the increase in IPTV accesses (+155.7 thousand accesses), the company's main strategic focus.



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

The table below shows the evolution of Telefónica Hispam's results over the past two years:

Millions of euros

TELEFÓNICA HISPAM	2023	2024	%Reported YoY
Revenues	8,381	9,032	7.8%
Mobile Business	**5,493**	**6,056**	**10.3%**
Handset revenues	1,416	1,228	(13.3%)
Fixed Business	**2,888**	**2,976**	**3.0%**
Other income	263	203	(22.7%)
Supplies	(3,211)	(3,042)	(5.3%)
Personnel expenses	(1,126)	(1,293)	14.8%
Other expenses	(2,797)	(5,300)	89.5%
EBITDA	**1,510**	**(400)**	**c.s.**
Depreciation and amortization	(1,557)	(1,651)	6.1%
OPERATING LOSS	**(47)**	**(2,051)**	**n.m.**
Depreciation and amortization of rights of use	(350)	(370)	5.9%
Lease interest expenses	(104)	(112)	7.3%
EBITDAaL	**1,056**	**(882)**	**c.s.**

c.s.: change of sign.
n.m.: not meaningful.

Analysis of results

Venezuela and Argentina are considered countries with hyperinflationary economies in 2024 and 2023, and the Argentine peso's exchange rate had a significant impact on the segment's results in both 2024 and 2023. The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the consolidated financial statements as of and for the year ended December 31, 2024 was the closing exchange rate as of December 31, 2024 which was 1,073.18 Argentine pesos per euro (893.45 Argentine pesos per euro as of December 31, 2023). The annual inflation rate in Argentina for 2024 was 117.8% (211.4% for 2023). As a result of these changes in the exchange and inflation rates, in 2024 Telefónica Argentina contributed 2,226 million euros (1,237 million euros in 2023) to the consolidated revenues of the Telefónica Group and a loss of 84 million euros to operating result (199 million euros loss in 2023) before the 1,274 million euros impairment losses of intangible assets and property, plant and equipment described below.

Revenues amounted to 9,032 million euros in 2024, growing by 7.8% year-on-year. This growth was caused by higher B2C postpaid and prepaid revenues, higher revenues from B2B customers, higher revenues from fixed broadband and digital services and higher Pay TV revenues, which were partially offset by lower revenues from handset sales and lower fixed voice revenues.

Mobile business revenues amounted to 6,056 million euros in 2024, growing by 10.3% year-on-year. This growth was mainly due to improved B2C postpaid and prepaid revenues, together with the growth of revenues from B2B customers, partially offset by the decrease in handset sale revenues.

The performance by country was as follows:

- In Argentina, mobile business revenues amounted to 1,473 million euros in 2024, growing by 70.9% year-on-year, impacted by the higher postpaid and prepaid mobile revenues in 2024, partially offset by the lower handset sales in 2024, a consequence of the devaluation mentioned above.

- In Chile, mobile business revenues were 812 million euros in 2024, decreasing by 17.8% year-on-year, explained by lower handset sale revenues and lower B2C and B2B revenues, derived from the decrease in the customer base.

- In Peru, mobile business revenues were 811 million euros in 2024, decreasing by 3.4% year-on-year due to lower handset sale revenues and lower prepaid revenues, as a result of the lower level of top-ups.



Consolidated
management report



Index

1.
**Telefónica in
2024**

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

- In Colombia, mobile business revenues were 736 million euros in 2024, decreasing by 4.9% year-on-year mainly due to the decrease in the customer base and lower postpaid revenues, due to aggressive competition in the market and a related increase in customer churn. This decrease was partially offset by the exchange rate effect and higher revenues in prepaid B2C

- In Mexico, mobile business revenues were 1,286 million euros in 2024, decreasing by 2.5% year-on-year, negatively impacted by lower handset sale revenues, lower B2C prepaid revenues and exchange rate effects, partially compensated by higher postpaid revenues and B2B revenues.

Fixed business revenues amounted to 2,976 million euros in 2024, growing by 3.0% year-on-year, mostly due to higher broadband revenues and digital services offered in Argentina, as well as higher Pay TV revenues in Argentina and Colombia, partially offset by the decrease in fixed business revenues in Peru and Chile.

The evolution of expenses is explained below:

- **Supplies** amounted to 3,042 million euros in 2024, decreasing by 5.3% year-on-year in 2024, mainly due to lower handset costs in the region as a result of decreased commercial activity.

- **Personnel expenses** stood at 1,293 million euros in 2024, up by 14.8% year-on-year, due to wage increases in Argentina, Colombia, Peru and Uruguay, and higher restructuring costs in all countries in the region.

- **Other expenses** reached 5,300 million euros in 2024, up 89.5% year-on-year compared to 2023. This increase was mainly due to the recording of impairment losses on intangible assets and property, plant and equipment in Argentina in an aggregate amount of 1,274 million euros and impairment losses on goodwill with respect to cash-generating units in Chile (397 million euros) and Peru (226 million euros). Additionally, Telefónica recorded in Perú impairment losses of intangible assets (54 million euros), impairment losses on held-for-sale assets corresponding to property, plant and equipment of the fiber optics business of Pangea (108 million euros) and goodwill (34 million euros). In addition, there were higher other expenses, although to a lesser extent, due to an increase in network, IT and client management costs.

EBITDA stood at -400 million euros in 2024, compared to 1,510 million euros in 2023.

Depreciation and amortization amounted to 1,651 million euros in 2024, increasing 6.1% year-on-year, mainly impacted by new right of use agreements, higher depreciation associated with Capex in Argentina and higher depreciation of property, plant and equipment assets in Telefónica del Perú, partially offset by lower amortization in Telefónica Colombia, following the agreement with Colombia Móvil S.A. ESP for the implementation of a single mobile access network through an independent company as well as intangible assets fully amortized in 2024, and in Telefónica Chile due to a lower depreciable base of property, plant and equipment assets.

Operating loss stood at 2,051 million euros in 2024, compared to the operating loss of 47 million euros in 2023. This increase in operating loss was mainly due to the impairment losses of assets described above .

Below is additional information by country:

- In Argentina, operating loss was 1,359 million euros in 2024 compared to an operating loss of 199 million euros in 2023, due to the impairment of intangible assets and property, plant and equipment mentioned above.

- In Chile, operating loss was 410 million euros in 2024, compared to an operating income of 35 million euros in 2023, negatively impacted by the impairment of goodwill amounting 397 million euros and, to a lesser extent, the lower revenues mentioned above.

- In Peru, operating loss was 592 million euros in 2024 compared to an operating loss of 33 million euros in 2023. This result was negatively impacted mainly by the recording of impairment losses on goodwill (226 million euros), impairment losses on intangible assets (54 million euros) and goodwill (34 million euros). To a lesser extent, operating loss was impacted by the lower fixed and mobile revenues mentioned above and the higher depreciation and amortization in 2024.

- In Colombia, operating income was 155 million euros in 2024, compared to 64 million euros in 2023, due to lower operating expenses and lower depreciation and amortization in the period.

- In Mexico, operating income reached 10 million euros in 2024, compared to operating income of 3 million euros in 2023, due to lower operating expenses and lower depreciation and amortization in the period, offset in part by lower revenues.



Consolidated
management report
**Sustainability
Report**

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Sustainability Report 2024



Consolidated
management report
**Sustainability
Report**

🏠
Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Sustainability Report



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

General information



Consolidated management report

Sustainability Report

🏠 Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

BP-1, BP-2

2.1. Basis for preparation

BP-1_01

Consolidated Statement of Non-Financial Information and Sustainability information

Directive 2014/95/EU on non-financial and diversity information (the Non-Financial Reporting Directive, or NFRD) introduced the requirement to include a non-financial information statement (NFIS) in the Management Report. The NFRD was transposed into Spanish law through Law 11/2018 of 28 December, which established a greater scope than the NFRD.

The Corporate Sustainability Reporting Directive (CSRD) (EU) 2022/2464 replaces the NFRD, expanding its content and setting new mandatory reporting standards: the European Sustainability Reporting Standards (ESRS). Under the CSRD, Member States had to incorporate the directive into their legal systems by 6 July 2024. In Spain, the draft law was submitted for consultation in May 2023 and was approved as draft legislation on 29 October 2024.

When this Management Report was produced, the CSRD had not yet been transposed into Spanish law. Therefore, for the 2024 financial year, Law 11/2018 remains in force in Spain. This unprecedented situation has lent even more complexity to the process of adapting to CSRD requirements at the Company. Although the reporting requirements of the ESRS are greater than those of Spanish Law 11/2018, the latter requires the inclusion of certain breakdowns that are not envisaged by the ESRS, referring mainly to tax information and specific employment indicators. In turn, the ESRS establish certain transitional provisions.

Taking the foregoing into account, the Telefónica Group (hereinafter, Telefónica, the Company or the Group) has made every effort in preparing this Consolidated Statement of Non-Financial Information and Sustainability information (hereinafter, the Sustainability Report) for 2024 so that it voluntarily complies with both the CSRD and ESRS and with Law 11/2018.

To enable the Sustainability Report to be easily read and understood, it has been structured following the order of the ESRS. The code provided by the Implementation Guidance (IG)3: List of ESRS Datapoints prepared by EFRAG is specified for each of the disclosure requirements and datapoints addressed. In addition, a specific internal code has been assigned for each impact, risk and opportunity (IROs) identified as material.

These codes are used throughout the Report when it is necessary to refer to each IRO.

ESRS 1 (sections 10.1 to 10.4) sets out certain transitional provisions related to entity-specific disclosures, the value chain, the presentation of comparative information and a list of disclosure requirements that can be phased in. The Company has applied this transitional system throughout this Sustainability Report, provided it does not come into conflict with the requirements of Law 11/2018.

BP-2_16, BP-2_17

The additional information required by Law 11/2018 is shown in chapter 2.17. Information required by Law 11/2018. The following reporting frameworks have been considered in the preparation of this additional information: CSRD - ESRS and the Global Reporting Initiative (GRI) Guide.

BP-1_02

Scope of consolidation

The aim of the Sustainability Report is to provide a comprehensive overview of the significant environmental, social and governance aspects of the companies that comprise the Telefónica Group.

The Group is made up of Telefónica, S.A. (the parent company) and the subsidiary companies controlled by it. This Sustainability Report has used the scope of consolidation that was used for the financial statements. Appendix I to the 2024 Consolidated Financial Statements provides a list of the main companies that comprise the Telefónica Group, as well as their main corporate purpose, country and the percentage of effective ownership. The Appendix also indicates the main changes in the scope of consolidation in the last two years.

In accordance with the regulations, joint ventures (including VMO2 in the United Kingdom) and associates over which significant influence is exercised (accounted for using the equity method in the consolidated financial statements) are not part of the scope of companies of the Sustainability Report. However, they have been taken into consideration, where appropriate, in the Group's value chain and in quantifying Scope 3 emissions (in the Investments category, see section 2.9.4.3. GHG emissions). The main joint ventures and associates are also listed in Appendix I of the 2024 Consolidated Financial Statements.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

As reported in Note 31 of the 2024 Consolidated Financial Statements, on February 24, 2025, Telefónica sold all of the shares it held in Telefónica Móviles Argentina, S.A.

BP-1_03

In accordance with the provisions of Law 11/2018, the subsidiary companies of Telefónica, S.A. in Spain (see Appendix I of the Consolidated Financial Statements) are exempted from the obligation to produce their Non-Financial Information Statement, as that information is included in the consolidated Sustainability Report of the parent company.

BP-1_04

Scope of the value chain information

For the purposes of this Report and in accordance with ESRS 1 and EFRAG Implementation Guide IG2, the Company has defined its value chain including upstream stages, its own operations and downstream stages. Details of the value chain are contained in chapter 2.2.3. How Telefónica creates value.

BP-1_05

Option to omit specific and sensitive information and information about intellectual property, know-how and results of innovation

In accordance with ESRS 1 section 7.7, in certain cases Telefónica has opted to omit specific and sensitive information and information about the Company's intellectual property, technical know-how and/or results of innovation.

BP-2_01, BP-2_02

Time horizons

In preparing this Sustainability Report, the time horizons defined in section 6.4 of ESRS 1 have been used. In cases in which different time horizons have been used, as in ESRS E1 - Climate Change, the corresponding definitions have been included in the chapter.

BP-2_03, BP-2_04, BP-2_05, BP-2_06

Value chain estimation

With regard to the reporting requirements relating to the value chain, the Company has taken into account transitional provision 10.2 of ESRS 1, in particular with regard to disclosing parameters or metrics relating to the upstream and downstream stages.

In relation to the data concerning Scope 3 emissions, these are provided in section 2.9.4.3. GHG Emissions.

BP-2_07, BP-2_08, BP-2_09

Sources of estimation and outcome uncertainty

The calculation of greenhouse gas (GHG) emissions for Telefónica's value chain is subject to a certain degree of estimation uncertainty which, in this case, is a combination of the uncertainty in terms of the model and uncertainty of the parameters.

The emission factors used to conduct the GHG inventory for Telefónica come from official sources and are specific for each category of emission sources, and

therefore the uncertainty regarding the factors is low. The uncertainty relating to parameters is due to the dependence on activity data that are external to the Company and do not have single or official sources or common methodologies. These are: the carbon footprint of the main suppliers; the kilometres travelled as part of Company employee business travel; the GHG emissions or energy consumption of investee companies; the power rating of the equipment installed in customer households; and the emissions from the use and manufacture of the mobile devices Telefónica procures and sells to its customers.

The data provided by suppliers regarding the emissions for their organisations, the power ratings of their routers or set-top boxes and the emissions of their mobile devices are assumed to be accurate, although public data that have been validated by an independent third party are prioritised. Despite these validations, the data from third parties are obtained from their systems and Telefónica does not have access to all the evidence held by these organisations.

In relation to the uncertainty of the model, when primary data are not available, the emissions by suppliers or equipment (routers, set-top boxes and mobile devices) are estimated based on supplier data or models of equipment for which there are data. In 2024, 72% of Scope 3 emissions were calculated through primary data.



Consolidated management report

Sustainability Report

⌂ Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

SBM-1, SBM-2

2.2. Strategy and business model

2.2.1. The Company

SBM-1_01, SBM-1_02

Corporate profile

2024 marked an important milestone in Telefónica's history. In April, the Company celebrated the 100th anniversary of its incorporation in Spain in 1924 with the mission of deploying a national telecommunications network, automating local telephony in large cities by laying cables underground, and connecting the entire country through a long-distance network. In the years since, Telefónica has grown and transformed the business, expanding it to its current size.

At year end, the Telefónica Group was present in markets in Europe (Spain, Germany and the United Kingdom) and Latin America (Brazil, Argentina, Chile, Colombia, Peru, Mexico, Ecuador, Venezuela and Uruguay), in which the Company provides services under different brands, including:

• Movistar, in Spain and Latin America.

• Vivo, in Brazil.

• O2, in Germany and Spain.

• VMO2, in the UK, through the joint venture with Liberty Global called VMED O2 UK (see Scope of consolidation in 2.1. Basis for preparation).

• Telefónica Empresas / Telefónica Tech, aimed at the corporate segment.

The main customer segments are:

• Residential (individuals and households).

• Corporate (SMEs, Companies, Multinationals, Public Administrations).

• Wholesale and other partners.

Telefónica offers its customers a broad range of products and services, based on the latest technologies available in each area. As part of its main business of telecommunications, Telefónica deploys state-of-the-art networks (based on fibre and 5G) to connect the societies in which it operates.

Additionally, the Group provides a large number of digital services to its residential customers (entertainment, home, security, etc.), and has developed a specific offering for business and public segments that includes, among other services, cloud services, cybersecurity, Internet of Things (IoT), artificial intelligence (AI) and professional services to integrate these solutions. Along with these, the Group provides wholesale services to other telecommunications operators and works with them on developing new industry solutions (for example, the Open Gateway initiative under the GSMA).

Main indicators

SBM-1_03

Number of employees by geographic area

Geography	2024
Germany	8,793
Brazil	36,200
Spain	25,086
Hispanoamerica[1]	29,489
Rest[2]	1,302
Total Group	**100,870**

SBM-1_06

In fiscal year 2024, the Telefónica Group's total revenues reached 41,315 million euros.

2.2.2. Strategy

SBM-1_23

Mission and sustainability strategy (main targets)

Telefónica's mission places people at the centre of everything it does. It wants to be a company in which customers, employees, suppliers, shareholders and society in general can trust. Its mission consists of two key elements:

• Making the world more human: corporate ethics are at the heart of everything it does. The Company puts technology at the service of people and drives responsible digitalisation that accelerates the green transition. It takes into account the expectations and needs of different stakeholders to build relationships based on trust.

---

[1]   Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela.

[2]   The "Rest" category is made up of Group employees present in a total of 28 countries.



Consolidated management report

Sustainability Report

🏠 Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

- Connecting people's lives: this means that it aims to digitalise society as a whole, leaving no one behind, and reduce the digital divide in terms of access, affordability, accessibility and training in digital skills. This also drives the Company to innovate, ensuring that it offers secure products and services that add value and contribute to improving people's lives, and to leverage digital solutions.

Committed to this mission, Telefónica integrates the main aspects of sustainability into its strategy, designing action plans to tackle the impacts, risks and opportunities arising from the double materiality analysis. These ESG commitments are reflected in the 2024-26 Responsible Business Plan:

Transform the customer relationship
Telefónica is working on developing a new global customer responsibility policy aimed at building unique experiences based on trust.

In addition, the Company wants to expand its range of products and services by capitalising on the opportunities offered by an ESG perspective. This approach includes promoting Eco Smart products, encouraging responsible design practices and boosting digital inclusion through the development of accessible solutions with a positive social impact, among other measures. Through these initiatives, Telefónica seeks not only to set itself apart in the marketplace, but also to build stronger, more sustainable and longer-lasting relationships with its customers.

Transform the operating model
In order to generate a higher return on its investments and improve its resilience, the Group is committed to decarbonising its operations and reducing energy consumption by prioritising renewable sources and energy efficiency practices.

It also seeks to promote the circularity of its processes in order to explore new business models (the reuse of customer equipment or mobile devices) and generate efficiencies. In addition, the Company is working to incorporate sustainability criteria into its financing, which is mainly reflected in the contracting of new financial instruments linked to ESG targets.

Transform and commit to long-term value
In order for sustainability to be a driving force for Telefónica's value creation, it undertakes management commitments that enable it, among other things, to position itself as a leader according to various ESG benchmark ratings. To achieve this, the Company emphasises the importance of promoting excellence in governance and transparency in information, underpinned by a strong ESG culture.

Telefónica is considering different solutions and projects, among which is the implementation of wide-ranging due diligence processes that promote the sustainable management of its entire value chain, as well as its focus on human talent through practices that prioritise employee well-being, improve their skills and promote diversity.

SBM-1_21, SBM-1_22

Telefónica's Responsible Business Plan includes measures, monitoring indicators and targets in all its pillars. This Plan and the objectives it defines are corporate in scope, and therefore impact breakdowns of groups of products and services, customer categories, geographic areas and stakeholders of the Company.

The action plans or strategic measures, as well as specific targets, are described in each of the chapters of this Report on each topic, together with their specific characteristics.

2.2.3. How Telefónica creates value

In accordance with Telefónica's mission to "make our world more human by connecting people's lives", Telefónica develops an integrated telecommunications operator model in its major markets. The Company invests directly in the deployment and operation of networks and develops a broad range of connectivity-based products for end customers.

This business model enables Telefónica to position itself as an integral supplier of telecommunications services, with an offering that is tailored to the changing needs of its customers and the technological demands of the market.

Business model

SBM-1_25

Deployment, operation and maintenance of networks
As an integrated operator (with a network), Telefónica invests in deployment and operates a telecommunications network that includes fixed and mobile network infrastructure. This provides wide coverage and quality connectivity for residential and corporate customers. The Company deploys next-generation technology, such as fibre optic networks and high-speed connections, to ensure access to ultra broadband and meet the increasing demand for data from its customers.

To provide the service, the Company invests in the acquisition of spectrum licences that enable it to operate its mobile networks at different frequencies. This includes complying with regulator rules to foster legal and uninterrupted operations, ensuring the quality and continuity of the services.



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

With the move towards software-defined networking (SDN) and the opening up of APIs, Telefónica can rapidly adapt to the needs of its customers and enable personalised services. This facilitates integration of third-party services and enhances operational flexibility. In this new network environment, operators have become coordinators of numerous layers and services. Telefónica not only provides connectivity but also integrates many different services through centralised network management, thereby allowing for real-time configuration and permitting the optimisation of network use and, consequently, of energy consumption.

In certain market environments, the Company leverages infrastructure sharing models with other operators, particularly in less densely populated areas, thereby maximising the efficiency of capital and reducing the environmental impact. Telefónica also explores innovative investment models to finance network deployment, such as joint ventures and associations with infrastructure funds.

Development and bundling of products and services for customers

In most markets, Telefónica is developing a convergent offering that combines fixed and mobile connectivity services, TV and digital services, designing packages that increase value for customers. In addition to offering fixed and mobile telephony, the Company provides high-speed Internet and quality mobile data, tailored to different needs (businesses, households, etc.).

Telefónica offers subscription TV through IPTV and OTT services (over proprietary or third-party platforms), which enables access to content both on traditional devices and through streaming. Local operators acquire broadcasting rights, develop their own content in some markets and collaborate with other content producers to deliver exclusivity and additional value in their TV offering.

In addition to connectivity, Telefónica develops its own digital products and associates with third parties to offer their services in areas such as security, entertainment, education and energy.

For corporations, Telefónica supplies integrated connectivity, cloud services and professional services (cybersecurity, data analysis, IoT) packages, backed by a network of alliances with leading technology firms.

Lastly, Telefónica has a range of wholesale options aimed mainly at other operators, both in compliance with current regulations in each market and through commercial agreements.

Relationship with end customers and other stakeholders

Telefónica has a direct relationship with its end customers throughout all the significant customer journey touchpoints, with the goal of ensuring service quality and increasing customer satisfaction (measured in terms of the Net Promoter Score or NPS, see ESRS S4 section 2.13.3. Action plans, metrics and targets). It therefore makes available different sales and after-sales service channels, including stores, the Internet and mobile applications, to ensure access and convenience for end customers.

The Company uses data analysis and AI to understand and segment its customers, enabling personalised offers that improve retention and satisfaction. Telefónica implements customer data protection and privacy measures through advanced cybersecurity tools and protection policies that meet international standards. As regards the use of AI tools, Telefónica has made public its position regarding the need for the ethical use of technology, with the dual objective of mitigating risks—thereby building trust—and promoting innovation.

Telefónica enables access for all the potential customer segments, with brands and portfolios adapted to the markets in which it operates. For this purpose, it extends the coverage of its networks and facilitates access to its services for groups with different abilities, fostering their access to digitalisation.

While providing connectivity or digital services, Telefónica also supplies its customers with the most appropriate hardware devices for each service. At the end of the life cycle of these products, it rolls out initiatives for reuse, recycling and safe disposal of network or customer equipment.

Main operations of the Telefónica Group

In order to develop its business model, Telefónica is present in many different markets, in which it operates its networks and serves its end customers. The Group operates locally in markets where its market share enables it to be a major operator and obtain economies of scale.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Its current structure comprises four main geographical areas (Spain, Brazil, Germany and the UK) and a unified operation in Hispanoamerica that includes eight local markets. Additionally, there are two transversal business areas (T-Tech and T-Infra.) and a centralised corporate unit (see Scope of consolidation in 2.1. Basis for preparation).



Customers
Consumers I Companies I Partners
Business units
Spain
Brazil
Germany
United Kingdom (JV)
Hispam
T-Tech
T-Infra
Global enablers
Technology
People
Capital
Regulation and external relations

SBM-1_26, SBM-1_27

Benefits for main stakeholders

By engaging in the different activities that form part of its operations, Telefónica generates value for its many stakeholders. These benefits materialise as follows:

- For its customers, Telefónica provides telecommunications services that are state-of-the-art, reliable, safe and tailored to many different consumer profiles for individuals, households and companies.
- As regards employees, the Company maintains conditions that comply with current laws, a safe work environment and attractive remuneration in the different markets in which it operates. Telefónica promotes the individual development and training of its employees within an atmosphere that places value on a culture of diversity, collaboration and respect.
- In the case of its supply chain, Telefónica develops an ecosystem of trust, collaboration and co-responsibility, ensuring compliance of its commercial obligations and promoting technological innovation throughout the value chain.
- For its investors, Telefónica focuses on achieving reliable, predictable and transparent financial results, maintaining its commitment to long-term shareholder remuneration, in a sustainable manner.
- Lastly, the Company is a driver of growth for the communities in which it operates, creating job opportunities and contributing to economic development and to supporting the different countries through taxation. Through its activities as a supplier of communication services, it also collaborates in reducing the digital divide and bringing new technologies to society.

SBM-1_28

Value chain

Telefónica's value chain encompasses the activities, resources and relationships involved in the business model of a company and in the external context in which it operates. That is, it encompasses all the elements needed to create products and services, from the initial idea to their delivery, consumption and end of life. A summary of the main characteristics of the value chain that have been taken into consideration and specifically developed, is provided below:

- Elements: upstream, operations and downstream.
- Stages that make up the value chain (eight in total).



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

- Activities included in each of the stages and subactivities.

- Main actors involved in the activities (agents).

- Most representative geographical areas in which the Company operates.

This information has also been used in the assessment process for each of the IROs and, therefore, for

materiality. This has enabled us to perform a more detailed IRO analysis, taking into account the relationship of IROs with the value chain.

The following table describes the elements, stages, activities and subactivities included in Telefónica's value chain:

Details of the value chain

Elements	Stages	Activities and subactivities		
UPSTREAM	**PROCUREMENT**	**Assets for business development:** • Infrastructure • Equipment • Devices (mobiles, routers, etc.) • Real estate • Mobility (terminal equipment) • Software	**Services and works:** • Network and infrastructure • Logistics and transport • Consultancy • Other services	**Rentals and infrastructure sharing:** • Agreements with agents **Supplies:** • Energy • Water
OPERATIONS	**RESEARCH AND DEVELOPMENT**	**Development of new technologies** **Improvement of existing products**		
	OPERATIONS	**Installation of network, customer and data centre infrastructure:** • Planning and design • Deployment and operation • Installation of equipment (routers, etc.) • Network dismantling • Waste management	**Network management, systems and cloud:** • Monitoring and supervision • Network operations and maintenance • Security services	**Production of audiovisual services:** • Creation-design and acquisition of content • Distribution, operation and broadcasting of content
	SUPPORT ACTIVITIES	**Support activities:** • H.R. • Financing		
	PRODUCTS AND SERVICES	**Communication services:** • Mobile networks • Fixed networks • Other services (e.g. roaming) **Digital and cloud services:** • Cloud services • Digital services (IoT, big data, AI, etc.) • Cybersecurity • Consultancy services	**Sale and installation of devices:** • Mobiles, computers, etc. • Routers **Other products & services:** • Movistar Prosegur Alarmas • Reloj TeCuida • Solar 360, etc.	**Audiovisual services:** • Digital platform • Television channels • Productions (film, programs, etc.)

Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Elements	Stages	Activities and subactivities		
DOWNSTREAM	**MARKETING**	**Assisted-service channels:** • In-store sales, telephone assistance and network of sales representatives	**Non-assisted channels:** • Digital platforms	**Logistics and distribution** **Marketing and communication**
	USE	**Use of products and services:** • Communication services • Digital and cloud services • Audiovisual services • Devices		
	AFTER-SALES	**Customer service (in-person and remote):** • Complaint management • Query service	**Technical support and repairs** **Reverse logistics** **Customer waste management**	

A compilation of the main agents in the value chain is provided below. Agents are understood to be the persons or entities involved in one or more of the three elements of the value chain:

• Upstream agents: those who participate in the value chain before products or services reach the main organisation. They are usually involved in supply chain activities and are key for starting the activity. They include services suppliers, goods suppliers, other suppliers and banks.

• Operations agents: those who conduct activities and form key relationships to be able to develop the products and services that are subsequently marketed. They include Telefónica's own employees, collaborating companies (contractors), and other operators.

• Downstream agents: those who are involved after the product or service has left the organisation and are essential to the distribution, use and after-sales stages. They include B2B customers, B2C customers, call centres and advertising and marketing agencies.

Finally, consideration has also been given to the main distribution channels that form part of the value chain, the purpose of which is to connect the operations with consumers and end-users.

In the products and services marketing stage, the following channels must be highlighted: shops, telephone customer services and digital platforms, as well as the distribution and logistics services needed to deliver the products and services. The after-sales stage contains the various customer service channels (in-person and remote), as well as technical support and the repair service.

2.2.4. Stakeholder management and relations

SBM-2_01, SBM-2_05

Telefónica manages its relationship with interested parties and users of the information (stakeholders) with the aim of building mutual value, forging links that enable the Company to align its expectations with those of its stakeholders. This approach enables the building of trusting relationships, the identification of significant topics and the anticipation of sustainability trends, promoting the long-term durability of the Company.

SBM-2_04

Stakeholder management and relations strategy

In 2024, the Company updated its process of identifying and prioritising stakeholders. Through this process, the main stakeholders were identified and segmented throughout the entire value chain.

With this complete picture, Telefónica carried out a prioritisation process based on an evaluation of influence and interest. As regards influence, factors that were considered include the direct impact of the stakeholders on the Company's operations, the level of dependence on its activities or the frequency of interactions. In terms of interest, the Group assessed variables such as the degree of direct involvement, the level of interest during critical or emergency situations or the importance they attach to the image and reputation of the Company.

As a result of this process, the following stakeholders have been identified:



Consolidated management report

Sustainability
Report

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Stakeholders	Definition
Analysts and investors	Shareholders, other investors and analysts who assess Telefónica's performance in different dimensions. Includes: individual shareholders, significant holdings and institutional investors (including those focused on ESG).
Competitors	Companies that offer products and services that are similar or related to Telefónica's. Includes: direct competitors, indirect competitors and new entrants.
Consumers and end-users	Natural or legal persons who, by signing a contract with Telefónica, acquire the right to use its products and services. Includes: B2B customers and B2C customers.
Employees	Staff who are hired directly by Telefónica. Includes: professionals, executives and worker representatives.
Employees in the value chain	Staff who work for a direct or indirect Telefónica supplier company. Includes: employees of direct high-risk suppliers, employees of indirect high-risk suppliers and employees of low-risk direct or indirect suppliers.
Government entities and regulators	Organisations responsible for corporate regulatory oversight in the area of telecommunications. Includes: national agencies, regional agencies, multilateral agencies, sectoral regulators, international and regional bodies, sectoral and business organisations, local and regional governments.
Asset managers and credit institutions	Financial institutions that provide capital or financing to Telefónica. Includes: credit institutions and lenders.
Environment	A silent stakeholder made up of ecosystems and natural resources (energy, water, minerals, etc.) on which Telefónica's activities may have an impact.
Suppliers	Companies that supply products or services to Telefónica. Includes: direct high-risk suppliers, indirect high-risk suppliers, low-risk suppliers.
Insurance	Entities that protect the assets, income statement and balance sheet of the Company, as well as covering liability towards third parties and entities that protect Telefónica employees. Includes: financial insurance, life and health insurance, infrastructure insurance and liability insurance.
Society	Social groups influenced by Telefónica's activities. Includes: NGOs, academic and research institutions, the media, vulnerable groups, local communities, indigenous communities and the rest of society.

SBM-2_03

In addition, as a result of prioritisation, Telefónica establishes different forms of interaction and involvement with its stakeholders. Although the Company collaborates with all groups, it designs different types of interaction based on their expectations and needs:

- For the main groups (high influence and high interest), continuous and bidirectional communication is implemented, fostering their active participation and gathering their expectations in order to integrate them into strategic decisions and the definition of sustainability policies.

- For latent groups (high influence and low interest), timely strategic communication is maintained, promoting their awareness of relevant issues that may impact their interests without requiring their constant participation.

- For informed groups (low influence and high interest), they are kept informed on a regular basis through the different channels and forms of relationship, so that they can understand how the Company's decisions may affect their interests.

- For monitored groups (low influence and low interest), communication is carried out on an occasional basis, sufficient to keep them informed about aspects that may be important to them for their decision making.

In line with this approach, for the main stakeholders identified through the prioritisation process, a mapping of the channels and forms of relationship has been carried out. This analysis allows the Company to adapt the interaction channels to the specific characteristics and needs of each group, in order to have bidirectional communication that integrates both the global and local approach.

As a result of this process, the Company has identified the main channels and forms of general and specific



Consolidated management report

Sustainability Report


Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

relationship with its stakeholders, both for communicating with them and for gathering their interests:

General channels and forms of relationship for all stakeholders:

- Consolidated management report.
- Results presentations.
- Queries Channel.
- Whistleblowing Channel.

- Prospectuses, mainly those that comply with legal requirements in some of the markets in which the Company's shares are traded.

- The policies of the Group, made publicly available on the Telefónica website.

- Publications and content on the global and local websites of Telefónica and its associated brands.

- Publications and content on social media: Facebook, Instagram, LinkedIn, TikTok, X, Twitch and YouTube.

SBM-2_02

Specific channels and forms of relationship with main stakeholders

Channels and specific forms of relationship	Analysts and investors	Customers and end-users	Employees	Governmental entities and regulators	Asset managers and credit institutions	Environment	Suppliers	Society
Boards, committees, commissions or meetings Formal spaces in which representatives of different areas or stakeholders meet to discuss specific topics and make decisions	x	x	x	x	x	x	x	
Mailbox for stakeholder consultations and service Space enabled for stakeholders to ask questions or express doubts about specific issues	x	x	x				x	
Formal surveys or consultations Structured tools used to gather opinions or specific data from stakeholders through previously defined questions	x	x	x	x			x	x
Newsletter Regular publications that inform stakeholders about news, progress or important issues	x	x	x	x		x	x	x
Specific social networks Digital platforms used to interact with stakeholders, share updates and receive comments			x	x				
Specific microsites or APPs Digital tools devoted to providing specific information or services to certain stakeholders, facilitating their participation	x	x	x		x		x	x
Specific working groups Specific teams put together to work on particular projects or initiatives			x	x	x	x		x
Forums, seminars and conferences Events organised to foster discussion and the exchange of ideas about topics of common interest	x	x	x	x		x		x
Real-time technical support Service devoted to resolving technical issues or providing immediate assistance to users through online chat services, calls or other support platforms		x						
Analysis of studies and research Compilation and analysis of indirect information about the needs and expectations of silent stakeholders, allowing an understanding of behaviours and preferences without the need for direct interaction						x		

This classification includes both assisted-service channels and those which are unassisted or self-managed. In addition, each of the material topic standards details the relationship channels applicable to each case.



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

MDR-P_05

This breakdown of the channels and forms of relationship allows the Company to identify which are best placed for learning the expectations of stakeholders. The analysis of these expectations provides information for establishing, modifying and updating policies and procedures for those issues that directly affect them.

MDR-T_11, SBM-2_06

It also serves as a source of information when setting targets to promote positive impacts, seize opportunities, and mitigate or avoid negative impacts and risks. This methodology allows management and strategic decisions to be aligned with the needs and expectations of the Company's main stakeholders.

Additionally, stakeholder expectations and needs are integrated throughout the double materiality process. For more details on how they are considered in each of the phases of the materiality assessment, see:

🔗 2.3.1. Double materiality process

SBM-2_07, SBM-2_08, SBM-2_09

Knowledge of stakeholder expectations and needs enables the Company to adapt its business model to strengthen key relationships and competitiveness in the market. Likewise, these expectations and needs are reflected in the Company's strategy, which incorporates the main sustainability aspects arising from the double materiality result. Therefore, any changes in stakeholder expectations are reflected in Telefónica's strategy through the action plans in place to manage the material impacts, risks and opportunities (IROs) identified.

SBM-2_10, SBM-2_11

Over the course of 2025, the Group will perform an analysis of the established channels and forms of relationship in order to identify areas for improvement and develop specific action plans for addressing them, in order to manage its capacity to respond and adapt to its stakeholders' expectations.

SBM-2_12

In addition, and in accordance with the provisions of the Regulations of the Board of Directors of Telefónica, S.A., one of the duties of the Sustainability and Regulation Committee is to manage stakeholders, specifically:

- To promote a proactive relationship strategy with stakeholders, with the purpose of defining the material issues affecting the Company from impact, risk and opportunity perspectives.

- To ensure that the corporate culture is aligned with the Company's purpose and values and to act transparently towards stakeholders.

In addition, the Global Sustainability (ESG) Department is the area responsible for reporting annually to the Company's Sustainability and Regulation Committee on the opinions and the interests of stakeholders with regard to the Company's strategy and business model.

Likewise, the Chairman of the Sustainability and Regulation Committee, Mr. Francisco Javier de Paz Mancho, reports the main matters dealt with at its respective sessions (including stakeholder interests and opinions) to the meetings of the Board of Directors, ensuring that the most significant issues in terms of sustainability are taken into consideration in the deliberations of the Board of Directors.



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

ESRS 2 – IRO 1, ESRS 2 – SBM 3

2.3. Materiality

2.3.1. Double materiality process

In 2024, Telefónica updated its double materiality process in line with the requirements established by the European Directive 2022/2464 on Corporate Sustainability Reporting (CSRD), the European Commission's Delegated Regulation 2023/2772, which includes the new European Sustainability Reporting Standards (ESRS), as well as the implementation guides IG1 (Materiality Assessment) and IG2 (Value Chain) drawn up by the European Financial Reporting Advisory Group (EFRAG).

SBM-3_03

This process helps to integrate material sustainability issues into the Company's strategy and decision making. In addition, it ensures that Company policies, action plans, metrics and targets are aligned with their critical issues from a dual perspective:

- Financial materiality: impacts on the Company's value or social, environmental and governance aspects that affect its financial profitability and capacity to create value for shareholders and investors from the perspective of risks and opportunities.

- Impact materiality: negative and positive impacts of the Company's activities on society and the environment, including those affecting human rights.

IRO-1_13

The double materiality process has determined which sustainability standards and issues (topics, sub-topics and sub-subtopics) are material for Telefónica and must be considered in the Sustainability Report.

SBM-3_11, IRO-1_15

This analysis is reviewed annually. As this is the first year of applying the aforementioned regulations, it is not possible conduct a full comparison with the previous year.

A four-stage process was followed: context analysis, identification and assessment of impacts, risks and opportunities (IROs), consolidation of the assessments and results, and, lastly, validation of the double materiality process.

2.3.1.1. Context analysis

The context analysis allows Telefónica to determine which topics must be taken into account when identifying and assessing impacts, risks and opportunities.

The first step is to take the list of topics, subtopics and sub-subtopics (sustainability issues) included in AR 16 of ESRS 1 and analyse the internal and external sustainability context that may affect the organisation and the context in which it operates.

Details of the sources and stakeholders considered at this stage are explained below:

Internal sources

- Telefónica's value chain: activities, resources and relationships involved in the Company's business model and the external context in which it operates, the products and services offered, regions and analysis of the agents and the nature of the Group's commercial relationships throughout the value chain.

- Telefónica's due diligence process on human rights and the environment.

- Report on Telefónica's Socio-economic Contribution.

- Report on Telefónica's impacts and dependencies on natural capital at a corporate level.

- Telefónica's Climate Action Plan 2024.

- Company strategy.

- Telefónica's risk management model and risk map.

- Other environmental reports.

- Telefónica's Materiality 2023.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

External sources

- Global ESG regulatory context: analysis of international environmental, social and corporate governance standards.

- Industry peers: materiality matrices of comparable companies in Telefónica sector.

- Analysts and investors: expectations of the Company's investors and ESG rating analysts such as MSCI, Moody's, S&P and Sustainalytics.

- Sectoral reports: global, specific and emerging sustainability trends, challenges and risks.

- Sector standards: SASB sector materiality.

Stakeholders

The expectations of Telefónica's key stakeholder groups were analysed through an examination of the various types of channels and forms of engaging with them in order to identify the priority issues and their degree of involvement in the double materiality process. The process of identifying, prioritising and engaging with stakeholders is outlined in the following section of chapter 2.2. Strategy and business model:

🔗 2.2.4. Stakeholder management and relations

Furthermore, consultations were carried out with the different stakeholder groups (such as NGOs, public institutions, business partners and sector associations) under the scope of the due diligence process. Accordingly, interviews were conducted with both internal and external stakeholders in order to assess the adverse impacts of Telefónica's activity on the environment and human rights throughout its value chain. Among the topics addressed were those related to digital inclusion, the responsible use of new technologies, child protection, freedom of expression and information, privacy, cybersecurity, working conditions, health and safety, diversity and non-discrimination, climate change, circular economy, biodiversity and water resources.

The context analysis resulted in the determination and selection of the topics to consider when identifying and assessing IROs.

IRO-1_01, IRO-1_14

2.3.1.2. Identification and assessment of IROs

IRO-1_02

Identification of impacts

The positive and negative impacts represent the effect that Telefónica could have on the environment and people as a result of its strategy, business model or value chain.

They are identified from the list of topics, subtopics and sub-subtopics selected during the previous stage. The areas of the Company responsible for the different matters within the organisation participated directly in this process, identifying, assessing and validating the different impacts.

In particular, when identifying the impacts, the following was considered:

IRO-1_03, IRO-1_04

- Whether these impacts occur as part of the Company's own operations or as a result of its business relationships. To determine this, account is taken of the activities within the value chain that generate impacts, the parties involved and the specific geographies for impacts with a local scope.

IRO-1_05

- Stakeholders who may be affected by these impacts.

Positive impacts

IRO-1_14

The main source of information for identifying the positive impacts was Telefónica's Socio-economic Contribution Report.

The impacts were measured and monetised in accordance with guidelines provided by organisations such as:

- Harvard Business School (HBS).

- The Value Balancing Alliance (VBA).

- The World Business Council for Sustainable Development (WBCSD).

- The Capitals Coalition.

The Capitals Coalition, in collaboration with the VBA and the WBCSD, has published the report General Guidance on Applying the Natural Capital Management Accounting Methodology, which outlines the impact measurement process.

Negative impacts

The starting point for the process of identifying the negative impacts was the Human Rights and Environmental Impact Assessment and an analysis of the 2023 Due Diligence Process. This allowed the impacts to be pre-identified with the expert knowledge of an independent third party and the perspective of management areas on various topics.



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Impact assessment

IRO-1_06

Once identified, the positive and negative impacts were assessed according to the following variables:

Positive impacts	**Potential**	If there is an economic valuation: MAGNITUDE (Economic valuation + Scope + Scale), PROBABILITY (Likelihood of impact x Time horizon) If there is no economic valuation: MAGNITUDE (Scope + Scale), PROBABILITY (Likelihood of impact x Time horizon)
Positive impacts	**Actual**	If there is an economic valuation: MAGNITUDE (Economic valuation + Scope + Scale) If there is no economic valuation: MAGNITUDE (Scope + Scale)
Negative impacts	**Potential**	SEVERITY (Scope + Scale + Remediability), PROBABILITY (Likelihood of impact x Time horizon) *In the event that the impact affects human rights, a greater weight is assigned to the severity so that it prevails over probability*
Negative impacts	**Actual**	SEVERITY (Scope + Scale + Remediability)

Definition of the variables considered in the assessment

The magnitude comprises the scale, scope and economic valuation (if applicable). The probability is the likelihood of the impact multiplied by the time horizon of the potential impact.

- Scale: the level of importance attributed to each impact by affected stakeholders. This information is derived from consultations and studies conducted via the Company's different engagement channels. For more details, see:

  🔗 2.2.4. Stakeholder management and relations

- Scope: extent of the impact (global, regional, national, local or specific).

- Economic valuation: for positive impacts only; the quantified and monetised economic impact on affected individuals and resources.

- Irremediability: for negative impacts only; the degree of difficulty involved in counteracting or correcting the damage caused. It is weighted based on whether action is needed to mitigate the impact or whether it is irreparable.

- Impact probability: likelihood of the impact occurring. Qualitative information is used to assess and justify this variable.

- Time horizon: when the impact is most likely to materialise (short-, medium- and long-term).

IRO-1_07, IRO-1_08

Identification of risks and opportunities

The risks and opportunities stem from external sustainability events or conditions that could cause a negative effect, in terms of risks, or a positive effect for Telefónica's economic value, in terms of opportunities.

As with impacts, the identification of risks and opportunities includes the activities within Telefónica's value chain in which they occur and the actors that are involved.

Risks

IRO-1_10

Given the nature of the business and its sustainability context, Telefónica is exposed to various types of ESG (environmental, social and governance) risks and opportunities. The risk management process takes the Company's strategy and targets as a reference point for identifying the main risks that could affect their achievement. The process includes sustainability-linked risks and aims to analyse, control and prevent potential business repercussions.

Therefore, ESG risks, just like the other financial, business, operational or legal and compliance risks, are part of Telefónica's Risk Management Model and are also identified, assessed and managed by the managers of the corresponding areas as part of the Telefónica Group's overall risk management process.

The identification of risks within the materiality process took into account those arising from a negative impact as well as those resulting from a dependence on human or environmental resources.



Consolidated management report

Sustainability Report

⌂ Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

IRO-1_14

Telefónica's Global Risk Management Model (ERM) is the main source of information.

IRO-1_12

Based on the risk management exercise, which the Company performs regularly, an analysis of the risks reported by the Group's companies and their relationship with the topics of the European Sustainability Reporting Standards (ESRS) is carried out. The results are shared with the global management areas, which use them to support the identification and assessment of their own risks in accordance with the CSRD.

Therefore, the identification and assessment of risks associated with negative impacts on society and the environment are based on the available information from the Company risk map. It is expected that further progress will be made in aligning the CSRD requirements with the Company's ERM.

IRO-1_07

Opportunities

To identify opportunities, the Group connects each of the associated topics of the standards to its strategic plan, allowing it to define rationales and performance indicators with different opportunity scenarios.

Assessment of risks and opportunities

The risk assessment took into account the parameters used within Telefónica's global risk process.

The opportunity assessment used a proprietary methodology developed by Telefónica's strategy team. Under this methodology, a benchmark monetary performance indicator is defined and different scenarios are proposed to estimate the economic value of the opportunity. Various Telefónica reports such as the Climate Action Plan, the sustainable financing plans and the Strategic Plan were used as sources for the assessment.

IRO-1_09

The metrics used in the assessment followed the below framework:

Financial materiality	Risks	POTENTIAL MAGNITUDE x PROBABILITY (Likelihood of occurrence x Time horizon)
		When the risk is reputational: CURRENT REPUTATIONAL MAGNITUDE x PROBABILITY (Likelihood of occurrence x Time horizon)
Financial materiality	Opportunities	POTENTIAL MAGNITUDE x PROBABILITY (Likelihood of occurrence x Time horizon)

Definition of the variables considered in the assessment

- Potential magnitude: the potential impact the risk could have in financial terms. For risks, the parameters recorded in the ERM were used. Meanwhile, for opportunities, a benchmark performance indicator was chosen to calculate the magnitude of the opportunity for different scenarios.

- Reputational magnitude: considered for risks only; the potential impact the reputational risk could have.

- Probability of the risk or opportunity: likelihood of the risk or opportunity occurring, assessed using qualitative information.

- Time horizon: when the risk is most likely to materialise (short-, medium- and long-term).

IRO-2_13

2.3.1.3. Result of the double materiality analysis

Following the assessment of the IROs linked to topics, subtopics and sub-subtopics that are potentially material for Telefónica, all the identifications and assessments were consolidated to facilitate a joint analysis of the data obtained. This approach allows for a comprehensive overview of all the IROs to avoid inconsistencies between the data. This allowed the Company to ensure that no significant information was omitted.

Furthermore, the assessments were standardised in order to:

- ensure data comparability.

- ensure that negative impacts or risks were not being underestimated or positive impacts or opportunities favoured.

Lastly, following analysis and standardisation, a uniform threshold for impact and financial materiality was set at two on a scale from one to five.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

As a result of the establishment of this threshold, the material sustainability standards (ESRS) and topics for the Group in the 2024 financial year are as follows:

ESRS thematic and material sustainability issues for Telefónica

ESRS E1 - Climate Change

Climate change adaptation

Climate change mitigation

Energy

ESRS E5 - Resource use and circular economy

Resource inputs, including resource use

Resource outflows related to products and services (including waste)

ESRS S1 – Own workforce

Working conditions
- Secure employment
- Working time
- Adequate wages
- Social dialogue
- Freedom of association
- Collective bargaining
- Work-life balance
- Health and safety

Equal treatment and opportunities for all
- Training and skills development
- Gender equality and equal pay for work of equal value
- Diversity
- Measures against violence and harassment in the workplace

Other work-related rights
- Privacy

ESRS S2 – Workers in the value chain

Working conditions
- Secure employment
- Working time
- Adequate wages
- Freedom of association
- Collective bargaining
- Work-life balance
- Health and safety

Other work-related rights
- Privacy

ESRS S4 – Consumers and end-users

Impacts related to information for consumers or end-users
- Privacy

Inclusion of consumers or end-users
- Access to products and services

ESRS G1 – Business conduct

Corporate culture

Political engagement and lobbying activities

Management of relationships with suppliers

Corruption and bribery
- Prevention and detection, including training
- Incidents

Network and data security[1]
- Cybersecurity
- Operational security

SBM-3_12, SBM-3_03

The material IROs for the Company, as well as their current and anticipated effects, are listed in each of the material standards together with information on where they occur within the value chain, the specific activities and the time horizon. These standards also specify how the company has responded to these IROs through action plans, objectives, and associated metrics. No specific industry standard has been identified.

SBM-3_10

Resilience of the business model

Telefónica operates in a rapidly changing social, political, economic and business environment. It must constantly adapt to technological and regulatory changes as well as evolving customer preferences. To this end, Telefónica annually reviews its business strategy and updates it, normally, in the medium term. This period can

change depending on different circumstances in Telefónica's context. The Group has mechanisms to:

- Maintain the necessary flexibility to address potential strategic risks that cannot be directly controlled (e.g. the macroeconomic or geopolitical environment).

- Identify, control and mitigate operational and business risks, ensuring the resilience of its business model (e.g. cybersecurity or regulatory, technological or competitive environments).

- Capitalise on the new business opportunities arising from changes in demand and technological developments (e.g. the development of new services or business models).

Within this volatile and changing environment, Telefónica has a comprehensive risk management

---

[1] Topic included by Telefónica.



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

model based on international standards that covers from strategic to operational risks. The procedure for identifying and managing risks involves all company employees, with the Audit and Control Committee responsible for supervision.

2.3.2. Linking material impacts to the strategy and the business model

SBM-3_05

The impacts have been identified and assessed based on their connection with Telefónica's strategy and business model, details of which are provided in the Strategy chapter. This relationship helps us understand how material impacts influence the Company's operations, value proposition and ability to achieve strategic goals.

The IRO tables for material standards outline the impacts associated with the strategy (Transform the customer relationship, Transform the operational model, Transform and commit to long-term value) and the business model (Deployment, operation, and maintenance of networks; Development and packaging of products and services; Relationships with customers and other stakeholders). Below is a description of how these impacts are connected:

	Business model	Strategy
Climate change	**Deployment, operation and maintenance of networks:** Telefónica's business model is built on providing continuous connectivity through networks and infrastructure that consume energy. E1_IN01, E1_IN02, E1_IN03, E1_IN04	**Transform the customer relationship:** The Company develops products and services that help reduce its customers' emissions. E1_IP02 **Transform the operational model:** The Group prioritises renewable energy sources and implements energy efficiency initiatives. E1_IP01
Circular economy	**Deployment, operation and maintenance of networks; Development and packaging of Products and Services:** Telefónica generates and manages the waste resulting from its operations. E5_IN01	No material impacts linked to strategy have been identified.
Personal propio	**Deployment, operation and maintenance of networks; Development and packaging of Products and Services; Relationship with customers and other stakeholders:** The Company maintains a large in-house workforce with diverse backgrounds, training and experience, who need to work in stable and safe environments. S1_IN02	**Transform and commit to long-term value:** The Group develops practices that prioritise employee well-being, enhance their capabilities and skills and promote diversity, work-life balance and social dialogue. S1_IN01, S1_IP01, S1_IP02, S1_IP04, S1_IP06
Workers in the value chain	**Deployment, operation and maintenance of networks; Development and packaging of Products and Services; Relationship with customers and other stakeholders:** Telefónica's activity requires a global network of suppliers and franchisees, each with its own workforce, operating under different regulatory frameworks. S2_IN02, S2_IN03, S2_IN04	**Transform and commit to long-term value:** The Company applies due diligence measures to ensure sustainable management across its value chain, mitigating impacts and upholding human rights, particularly labour rights. S2_IN01, S2_IP01, S2_IP02
Consumers and end-users	**Deployment, operation and maintenance of networks; Development and packaging of Products and Services:** Telefónica's network deployment and product portfolio aim to meet the needs of the majority of the population. To this end, it offers accessible, affordable connectivity services to promote digital inclusion. S4_IN04, S4_IP02 **Relationship with customers and other stakeholders:** Telefónica develops long-term relationships with its customers and users based on trust, with a special emphasis on privacy and data protection. S4_IN01	**Transform the customer relationship:** The Company implements sustainability criteria in the design and management of its portfolio of products and services. It also fosters the entrepreneurial ecosystem by investing in innovation and incubation centres. S4_IN02, S4_IN03, S4_IP03 **Transform and commit to long-term value:** The Group contributes to the economic and social development of the communities where it operates. S4_IP01
Business conduct	**Deployment, operation and maintenance of networks; Development and packaging of Products and Services; Relationship with customers and other stakeholders:** The Group's business model requires high security standards, which are integrated from the design stage of networks and services. G1_IN05, G1_IN06, G1_IN07, G1_IP01 Its dependence on a global network of suppliers makes it necessary to implement sustainability criteria. G1_IN08	**Transform and commit to long-term value:** Telefónica advocates for governance rooted in accountability, legal compliance, zero tolerance for corruption and bribery, fair competition and transparency in activities that contribute to a fairer regulatory framework for the telecommunications sector. G1_IN02 The Group promotes an internal culture based on sustainability. G1_IN01



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.3.3. Current financial effects of material risks and opportunities

SBM-3_08

The current significant financial effects of the material risks and opportunities for the Company that occurred in 2024 are detailed in each of the corresponding standards alongside the action plans.

- Climate Change: section 2.9.3.2. Action plans – Financial effects of climate risks and opportunities.

- Circular Economy: section 2.10.1.2. Action Plans – Financial effects of circular economy risks and opportunities.

- Consumers and end-users: section 2.13.3. Action plans, metrics and targets – A) Privacy – Metrics and financial effects.

- Business conduct: section 2.14.4.1. Prevention and detection of corruption or bribery.



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.3.4. Decision-making process and internal control

IRO-1_11

Telefónica has followed an internal process involving all the relevant areas for the topics that have been subject to the identification, assessment and validation of IROs.

The following table shows this process:



Integration of all requirements and creation of specific tools for each input (positive and negative impacts, risks and opportunities)

Global Sustainability and ESG Reporting Areas

Determination of the materiality process

Global Sustainability Area

Negative impacts — Global Sustainability Area

Pre-identification of negative impacts according to due diligence — Global Sustainability Area

Revision and validation of pre-identification and **inclusion** of new impacts — Management areas

Assessment of negative impacts — Management areas

Consolidation of data and **submission** to the ESG Strategy and Reporting Area — Global Sustainability Area

Coordination and submission of data
Global Sustainability Area

Risks — Internal Audit and Risks Area

Linking ERM risks with ESRS **topics** — Internal Audit and Risks Area

Identification of risks, based on negative impacts as well as dependency risks — Management areas

Assessment of impact risks and dependency risks — Management areas

Consolidation of the data and **submission** to the Double Materiality team — Internal Audit and Risks Area

Opportunities — Corporate Strategy Area

Positive impacts — Global Sustainability Area

Pre-identification and **pre-assessment** of opportunities or positive impacts — Global Sustainability Area/ Corporate Strategy Area

Consolidation of data and **submission** to the management areas — Global Sustainability Area

Review and validation of positive impacts and opportunities — Management areas

Link between positive impacts and opportunities — Global Sustainability Area

- **Consolidation** of data
- Determining **thresholds**
- Obtaining **results**

Global Sustainability and ESG Reporting Areas

Validation Results

Sustainability and Regulation Committee



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Given the increasing importance of transparency and reliability in sustainability reporting, in 2019, Telefónica initiated a project to strengthen its Internal Control over Sustainability Reporting (ICSR) System, in accordance with the international internal control standards established by COSO (Committee of Sponsoring Organizations of the Treadway Commission).

A key priority of this project is to review and reinforce internal controls in the IRO determination and assessment process, as this is essential for defining the Company's material information.

Therefore, this process is supported by various control mechanisms:

- Group Internal Control Policy: defines the criteria of Telefónica's Corporate Internal Control Model, applicable to all entities that make up the Group.

- Corporate Regulations on the Registration, Communication and Control of Financial and Sustainability Information: describes the phases of the sustainability report, including the double materiality analysis process.

- Sustainability reporting instructions: define the procedures and methodology for identifying and assessing the IROs.

- RACI matrix: specifies the areas involved in the process of identifying and assessing IROs, as well as their respective roles.

- Digitalisation of double materiality: a tool has been used to identify and assess IROs, which contributes to the consolidation and traceability of the results.

Furthermore, during the implementation and definition of the double materiality analysis, Telefónica has worked on the initial establishment of the end-to-end process for determining and assessing IROs. Due to its complexity and early development stage, the Company will continue enhancing internal controls in the future by identifying risks and designing additional safeguards.

2.3.5. Disclosure requirements covered in this report

IRO-2_01, IRO-2_02

The disclosure requirements covered in the Sustainability Report, following the outcome of the double materiality assessment, as well as the datapoints in common with other EU legislation, are set out in:

🔗 2.6. Datapoints that derive from other EU legislation

🔗 2.7. Disclosure requirements addressed

Consolidated management report

Sustainability Report

⌂
Index

1.
General information

2.
Environmental information

3.
Social information

4.
Governance information

5.
Sustainability notes

2.4. Governance

2.4.1. Introduction

Telefónica has a Corporate Governance System that sets out the governance processes, controls and procedures for controlling, managing and supervising sustainability issues. In this regard, the Company's code of ethics and conduct called the Responsible Business Principles constitutes, as a whole, its Sustainability Policy and serves as the basis for acting and making decisions with integrity, commitment and transparency.

In relation to sustainability matters, Telefónica aspires to play a major role in the communities in which it is present, internalising the impacts of its activities on society and the environment in its strategy and the way it operates. Its aim in this regard is to make the world more human by connecting people's lives; this entails contribute to generating a positive impact through its products and services and taking great care to minimise any negative impact that its activities may cause. Ultimately, it is about being an ethical and responsible company, and Telefónica's strategy and governance reflect that goal.

Sustainability is managed at the Company in a cross-cutting manner, in which the main administrative, management and supervisory bodies, and the areas involved in sustainability (local and corporate) at the Telefónica Group are joint participants.

2.4.2. The role of the administrative, management and supervisory bodies

2.4.2.1. Composition and diversity of the Board of Directors and its Committees

At December 31, 2024, the Board of Directors of Telefónica, S.A. was made up of 14 Directors.

At that date the Board of Directors had an Executive Committee and three advisory or supervisory Committees (the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee and the Sustainability and Regulation Committee).

The composition of the Board of Directors of Telefónica, S.A. at December 31, 2024 was as follows:

Board of Directors		
Name	**Post**	**Type**
Mr. José María Álvarez-Pallete López	Chairman	**Executive**
Mr. Isidro Fainé Casas	Vice-Chairman	**Proprietary**
Mr. José María Abril Pérez	Vice-Chairman	**Proprietary**
Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	**Executive**
Ms. María Luisa García Blanco	Member	**Independent**
Mr. Peter Löscher	Member	**Independent**
Mr. Carlos Ocaña Orbis	Member	**Proprietary**
Ms. Verónica Pascual Boé	Member	**Independent**
Mr. Francisco Javier de Paz Mancho	Member	**Other external**
Mr. Alejandro Reynal Ample	Member	**Independent**
Mr. Francisco José Riberas Mera	Member	**Independent**
Ms. María Rotondo Urcola	Member	**Independent**
Ms. Claudia Sender Ramírez	Member	**Independent**
Ms. Solange Sobral Targa	Member	**Independent**

In relation to the composition of the Board of Directors, it is hereby stated that On January 18, 2025, the Board of Directors of Telefónica, S.A. approved the termination of the contract signed with Mr. José María Álvarez-Pallete López as Executive Chairman, and the appointment of Mr. Marc Thomas Murtra Millar as Director by cooptation and as Executive Chairman of the Board of Directors of Telefónica, S.A. (see Note 31 of the 2024 Consolidated Financial Statements).

Likewise, the Board of Directors of Telefónica, S.A., at its meeting held on January 29, 2025, resolved, with the abstention of the Executive Directors and upon proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint the Independent Director, Mr. Peter Löscher as Lead Independent Director.

GOV-1_01, GOV-1_02, GOV-1_07

As regards the composition of the Board of Directors by category, at December 31, 2024, Telefónica had 2 executive Directors (14%) and 12 non-executive Directors (86%), of which three were proprietary directors (21%), eight were independent directors (57%) and one was defined as other external (7%).



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

GOV-1_03

Telefónica's employees do not have a representative on the administrative, management and supervisory bodies of the Company.

The composition of the Committees of the Board of Directors of Telefónica, S.A. at December 31, 2024 is shown below:

Name	Executive Committee
	Post
Mr. José María Álvarez-Pallete López	Chairman
Mr. Isidro Fainé Casas	Vice-Chairman
Mr. José María Abril Pérez	Vice-Chairman
Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)
Mr. Peter Löscher	Member
Mr. Carlos Ocaña Orbis	Member
Mr. Francisco Javier de Paz Mancho	Member
Ms. Claudia Sender Ramírez	Member

In relation to the composition of the Executive Committee, it is hereby stated that on January 18, 2025, the Board of Directors of Telefónica, S.A. approved the termination of the contract signed with Mr. José María Álvarez-Pallete López as Executive Chairman, and the appointment of Mr. Marc Thomas Murtra Millar as Director by cooptation and as Executive Chairman of the Board of Directors of Telefónica, S.A., and, consequently, as Chairman of the Executive Committee.

Name	Audit and Control Committee
	Post
Ms. María Luisa García Blanco	Member
Mr. Peter Löscher	Member
Mr. Carlos Ocaña Orbis	Member
Ms. María Rotondo Urcola	Member

In relation to the composition of the Audit and Control Committee, on January 29, 2025, the Audit and Control Committee resolved the appointment of the Independent Director Ms. María Luisa García Blanco as Chairwoman of said Committee.

Name	Nominating, Compensation and Corporate Governance Committee
	Post
Mr. Peter Löscher	Chairman
Ms. María Luisa García Blanco	Member
Mr. Francisco Javier de Paz Mancho	Member
Ms. Verónica Pascual Boé	Member

Name	Sustainability and Regulation Committee
	Post
Mr. Francisco Javier de Paz Mancho	Chairman
Mr. José María Abril Pérez	Member
Ms. María Luisa García Blanco	Member
Ms. María Rotondo Urcola	Member
Ms. Solange Sobral Targa	Member

In addition, it must be noted that the Vice-Chairman and Lead Independent Director Mr. José Javier Echenique Landiríbar also held the posts of Chairman of the Audit and Control Committee, member of the Executive Committee and member of the Nominating, Compensation and Corporate Governance Committee until his decease on December 15, 2024.

Diversity of Telefónica's Board of Directors

GOV-1_05, GOV-1_06

Telefónica is characterised by the diverse composition in terms of gender, age, nationality, international experience, expertise and professional skills of its Board members.

The diversity of the members of the Board of Directors and the Committees in terms of gender, age range and nationality is shown below:

Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Diversity in terms of gender

	Gender		Gender diversity ratio[1]
	Men (%)	Women (%)	
Board of Directors	64%	36%	0.56
Executive Committee	88%	13%	0.14
Audit and Control Committee	50%	50%	1.00
Nominating, Compensation and Corporate Governance Committee	50%	50%	1.00
Sustainability and Regulation Committee	40%	60%	1.50

Diversity in terms of age range

	Age group		
	Over 50 (%)	30 to 50 (%)	Under 30 (%)
Board of Directors	79%	21%	—
Executive Committee	75%	25%	—
Audit and Control Committee	75%	25%	—
Nominating, Compensation and Corporate Governance Committee	75%	25%	—
Sustainability and Regulation Committee	100%	—	—

Diversity in terms of nationality

	Nationality		
	Spanish (%)	Brazilian (%)	Austrian (%)
Board of Directors	79%	14%	7%
Executive Committee	75%	13%	13%
Audit and Control Committee	75%	—	25%
Nominating, Compensation and Corporate Governance Committee	75%	—	25%
Sustainability and Regulation Committee	80%	20%	—

GOV-1_04

On the other hand, the members of the Board of Directors of Telefónica, S.A., as a whole, have knowledge and professional experience in different matters, areas and sectors related to the Telefónica Group. Likewise, the Company's Directors have, as a whole, international experience in those countries and regions where Telefónica is present.

2.4.2.2. Operation of the administrative, management and supervisory bodies

The Board of Directors of Telefónica, S.A. is the highest management and representative body of the Company. It is therefore authorised to carry out, within the scope of the corporate purpose established in the Company's By-Laws, any acts or legal transactions of administration and disposition of property, upon any legal title, except for those acts or transactions which are reserved by law or by the By-Laws exclusively to the General Shareholders' Meeting.

The Board of Directors is basically configured as a supervising and controlling body, with the day-to-day management of the Company's affairs being entrusted to the management decision-making bodies and the management team.

Both the By-Laws and the Regulations of the Board provide for the existence of an Executive Committee of the Board of Directors with general decision-making powers and, therefore, with an express delegation of all powers of the Board of Directors (other than those that may not be delegated under the law or the By-Laws), as well as for the existence of an Audit and Control Committee and a Nominating, Compensation and Corporate Governance Committee.

In addition, the Regulations of the Board empower the Board of Directors to establish one or more advisory or monitoring Committees, in addition to those mentioned above, entrusted with the examination and permanent monitoring of some area that is particularly relevant for the proper governance of the Company or for the specific review of some aspect or issue for which the significance or degree of importance makes this appropriate. These Committees report to the Board of Directors regarding the conclusions reached on the issues or matters that they have been entrusted to review.

---

[1] The total average gender diversity of the Board of Directors is calculated as an average proportion of the number of women who are members of the Board compared to the number of men.



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Functions and responsibilities of the Board of Directors and of the Committees of the Board of Directors

GOV-1_08, GOV-1_09

In accordance with Article 5 of the Regulations of the Board of Directors, the Board of Directors is the body responsible for determining the general policies and strategies of the Company.

The Board of Directors is responsible, in particular and among other issues, for approving the Strategic Plan, the management goals and the Corporate Social Responsibility and Sustainability Policy, for determining the Policy for the Control and Management of Risks, including tax risks, and for supervising the internal information and control policies.

In this respect, it is also the body that approves the Group's Responsible Business Principles and the Responsible Business Plan, which make up, respectively, the ethical framework and the roadmap for sustainability, as stated earlier. It is also responsible for approving all the relevant policies and regulations on this subject. See section:

 2.15. Policies

The Sustainability and Regulation Committee conducts monitoring, among other aspects, of the implementation of the Responsible Business Plan at its monthly meetings. Additionally, it performs permanent monitoring of the main sustainability issues; it receives reports on the double materiality results and the impacts, risks and opportunities identified, and it supervises the strategies, policies and impact analyses linked to the responsible business strategy, both from a business perspective and from the perspective of the impact on society, and in particular human rights and the environment, as well as the legal modifications, recommendations and best business practices.

In addition, the two other Board Committees also play a significant role in terms of sustainability, in the following respects:

- The Audit and Control Committee supervises and assesses the process of preparing, submitting and ensuring the integrity of the financial and sustainability information, and supervises the effectiveness of the internal control and risk management system (including sustainability risks).

- The Nominating, Compensation and Corporate Governance Committee supervises the variable remuneration systems of the Directors and senior executive officers, which comprise, among other aspects, objectives linked to sustainability.

The functions of the Sustainability and Regulation Committee therefore include:

- Reporting to the Audit and Control Committee on sustainability risks and the process of preparing, presenting and ensuring the integrity of sustainability information.

- Informing the Nominating, Compensation and Corporate Governance Committee about the sustainability-related indicators of the Directors' and senior executive officers' variable remuneration systems, in order to facilitate their better contribution to the Company's sustainability strategy and long-term interests.

Additionally, the Regulations of the Board of Directors of the Company stipulate that the primary duty of the Audit and Control Committee is to support the Board of Directors in its supervisory duties, and specifically, among other tasks, it has the following sustainability-related powers and duties:

- Supervise the efficiency of the systems for the control and management of financial and non-financial risks relating to the Company and the Group (including operational, technological, legal, social, environmental, political and reputational risks and corruption-related risks).

- Supervise the risk control and management unit, which shall perform the following duties:

  – Ensure the successful operation of the risk control and management systems, and particularly ensure that all material risks affecting the Company are properly identified, managed and quantified.

  – Actively participate in preparing the risk strategy and in important decisions regarding the management thereof.

  – Endeavour to ensure that the risk control and management systems successfully mitigate risks within the framework of the policy determined by the Board of Directors.

Management's role in the governance processes, controls and procedures

GOV-1_10, GOV-1_11, GOV-1_12, GOV-1_13

At management level, and as an antechamber to the Board of Directors and its Committees, Telefónica has an Executive Committee which twice a month brings together the key individuals responsible for the management of all areas of the Company.

Specifically, at December 31, 2024, this Committee was made up of the Executive Chairman, the Chief Operating Officer, the main individuals responsible for the corporate areas of Corporate Affairs and Sustainability, Finance, Strategy, People, Technology and General Secretariat, as well as the principal figures responsible for the local business units.



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Its multi-disciplinary composition makes it possible to address the various issues with a cross-cutting and business-based vision. As regards sustainability, these issues include:

– The monitoring of the Responsible Business Plan and the sustainability-linked performance objectives set (including those relating to remuneration).

– Supervision of the status of the reporting and control processes relating to sustainability information.

– Analysis of materiality for the Group (impacts, risks and opportunities).

Additionally, the Internal Audit area carries out the following control functions, reporting directly to the Audit and Control Committee:

– It coordinates the design and implementation activities of the internal control structures of the end to end processes for the preparation and reporting of sustainability information.

– It reviews the conceptual definition and implementation of internal control structures for sustainability information in accordance with the audit plan and applicable standards.

– It promotes the internal control culture with the management areas responsible for key data required for sustainability information.

– It establishes and maintains a program of systematic audits of source data and of the process of preparing the sustainability information through design and operational audits of internal control structures under construction or already in place.

– It prepares communications and presentations to the Audit and Control Committee.

– It prepares and communicates to the Audit and Control Committee the Internal Audit plan related to sustainability issues related to the reporting aspects of sustainability information.

Telefónica's Compliance Department is the area responsible for regularly reporting, through the Chief Compliance Officer, to the Company's Audit and Control Committee on the main aspects of the Telefónica Group's compliance program, see section:

🔗 2.14.4. Compliance

GOV-1_14

As previously mentioned, the Board of Directors is responsible for approving the Group's Responsible Business Principles and the Responsible Business Plan, which make up, respectively, the ethical framework and the roadmap for sustainability.

In addition, the Committees of the Board of Directors (the Sustainability and Regulation Committee, the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee) support the Board in its task of supervising sustainability management.

In this respect, the Board of Directors and its Committees regularly assess the Group's performance in sustainability-related areas. This is done, on the one hand, through the Sustainability and Regulation Committee's supervision of the implementation of the Responsible Business Plan at its monthly meetings, and on the other, through the participation at the sessions, on a regular basis, of the areas of the Company that manage sustainability, which are those that take on the implementation of the targets of the Responsible Business Plan and generate and manage quantitative or qualitative indicators of this type as they fall under their responsibility.

In addition, and given the importance of this issue for the Group, some of the most significant targets of the Responsible Business Plan are part of the objectives set to determine the variable remuneration of its employees.

2.4.2.3. The expertise and skills of the administrative, management and supervisory bodies on sustainability matters and access to such expertise and skills

GOV-1_15, GOV-1_16

Telefónica S.A. has a Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors, which ensures that the Director selection procedures are based on prior analysis of the competencies required by the Board of Directors and favour diversity in terms of knowledge (which includes sustainability), training, professional experience, age and gender, and candidates are free of any implicit bias entailing any kind of discrimination.

This is all to ensure that the composition of the Board of Directors is appropriate, diverse and balanced overall, so that it i) enriches analysis and debate, ii) contributes diverse perspectives and positions, iii) favours decision making that takes into account the nature and complexity of the business, as well as the social and environmental context, iv) enjoys the greatest independence, and v) makes it possible to meet the legal requirements and good governance recommendations in relation to the composition and suitability requirements that the members of the various internal supervisory Committees of the Board of Directors must meet.

Furthermore, the Director candidate selection process begins with prior analysis of the competencies required by the Board of Directors. This analysis is conducted by the Company's Board of Directors, with the advice and



Consolidated management report

Sustainability
Report

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

following a report or proposal, where appropriate, from the Nominating, Compensation and Corporate Governance Committee.

The Board of Directors and the Nominating, Compensation and Corporate Governance Committee, within the scope of their respective powers, ensure that the candidates chosen are persons of recognised calibre, qualifications and experience, who are willing to devote the necessary time and effort to their duties, and they must take extreme care in the selection of the persons to be appointed as independent Directors.

In relation to this, all the candidates for Director shall be professionals of integrity, whose conduct and professional career is aligned with Telefónica's Responsible Business Principles.

Individuals with training and professional experience in telecommunications, technology, consumer insights, sustainability, marketing, accounting, auditing and risk management are taken particularly into account as candidates for the post of Director. International experience and team leadership in multinationals will be valued.

Additionally, and in order to comply with the recommendation of the Good Governance Code of Listed Companies and also with the Comisión Nacional del Mercado de Valores (CNMV) Technical Guide on Nomination and Appointment Committees and the Technical Guide on Audit Committees at Public-Interest Entities, Telefónica offers all the members of the Board of Directors continuous training and refresher programs on those aspects that are particularly important to the performance of their duties.

Specifically, in recent years, training and information sessions have been imparted to the members of the Board of Directors and the Board Committees by external consultants and internal teams, with a particular focus on areas related to Sustainability and including diversity and inclusion, the European taxonomy, climate change, ESG-related regulatory aspects and benchmarks, cybersecurity and technological risks, Artificial Intelligence and the Telefónica Group's Risk Management Model.

The Company also has a process in place for the onboarding of new Directors, who are provided with an induction pack containing relevant information about the Company, in order to offer the necessary support to new members of the Board of Directors or its Committees. This enables them to quickly gain a thorough understanding of the Company and its Group, so that they can actively perform their duties as soon as they are appointed. Each year, the Directors also receive the Company's Code of Ethics (Responsible Business Principles).

GOV-1_17

In short, the current structure and composition of the Company's Board of Directors and its Committees maintains an appropriate balance of skills, knowledge and experience, among others, in sustainability.

In this regard, it should be noted that the current skills and knowledge possessed overall by the Company's Board of Directors contribute to a multi-faceted vision. This makes it possible to facilitate the identification of impacts, risks and opportunities and, as a result, the achievement of the corporate targets.

2.4.3. Information provided to the Company's administrative, management and supervisory bodies addressing sustainability matters

2.4.3.1. Areas entrusted with reporting to the Board of Directors and to the Board's Committees on sustainability matters

GOV-2_01

With regard to sustainability issues, the Global Sustainability (ESG) Office is the area responsible for reporting on a monthly basis to the Sustainability and Regulation Committee and, when appropriate, to the Audit and Control Committee and the Company's Board of Directors. It is also the area responsible for monitoring and coordinating sustainability issues, which include, among others, the sustainability strategy (Responsible Business Plan, which details actions, monitoring metrics and objectives), double materiality analysis, sustainable governance and culture, the environment, human rights, due diligence in the value chain, customer responsibility and sustainable interaction with other stakeholders such as analysts or investors.

In addition, other areas of the Company manage or support functions related to sustainability and can also report, together with the Global Sustainability (ESG) Office, to the Sustainability and Regulation Committee. These areas include, at least, those under Corporate Affairs and Sustainability, Finance and Control, General Secretary and Regulation, Strategy and Development, People and Technology and Information.

2.4.3.2. How the Board of Directors and the Board Committees consider impacts, risks and opportunities in their supervisory and decision-making role

GOV-2_02, GOV-2_03

The way that the Board of Directors and the Board Committees consider impacts, risks and opportunities is essential in order to supervise the Company's strategy.

In this respect, the Sustainability and Regulation Committee, as an informational and advisory Committee



Consolidated management report

Sustainability
Report


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

of the Board of Directors, supervises and reviews the strategies and policies of the Company's Responsible Business Plan, which includes environmental and social subjects, ensuring that they meet stakeholder expectations and deliver on value creation, and proposes to the Board of Directors that they be updated and modified where necessary.

Likewise, the Sustainability and Regulation Committee supervises the impact analyses linked to the Responsible Business strategy and reputation. This Committee also analyses, promotes and supervises the Telefónica Group's sustainability targets, action plans and practices, including aspects such as ethical behaviour, human rights, the environment and climate change, responsible management of the supply chain, digital trust and the responsible use of technology, talent and diversity, responsibility towards customers, ethical and sustainable products and services, and inclusive connectivity, as well as other issues identified as risks or opportunities in terms of sustainability.

Additionally, the Sustainability and Regulation Committee reports to the Audit and Control Committee on sustainability risks, among other duties.

Over the course of the meetings held in 2024, the Sustainability and Regulation Committee assessed, among other aspects, the major sustainability issues, including the implementation of the Responsible Business Plan.

During this period, the Company identified the list of impacts, risks and opportunities of the Telefónica Group, which is described in this report in 2.3. Double Materiality.

In this respect, in 2024, the Sustainability and Regulation Committee analysed the double materiality process conducted internally, which has also been reported to the Audit and Control Committee, enabling it to identify which standards and sustainability matters (topics, sub-topics and sub-subtopics) are material for Telefónica and which must be taken into account in sustainability information reporting. Additionally, the aforementioned Committees were informed in detail of the list of topics, sub-topics and sub-subtopics that were examined to identify and assess the impacts, risks and opportunities for the Telefónica Group.

It must be noted that some members of the Sustainability and Regulation Committee are also members of the Audit and Control Committee. The presence of some Directors on both Committees and the reporting by the Chairman of the Sustainability and Regulation Committee, Mr. Francisco Javier de Paz Mancho, at the Board of Directors' meetings about the

main issues dealt with at the respective sessions, ensures that the most significant sustainability matters are taken into account in the deliberations of the Board of Directors, therefore enabling better identification of the impacts, risks and opportunities associated with those matters.

2.4.4. Integration of sustainability-related performance into incentive schemes

GOV-3_01, GOV-3_04

The design of the variable remuneration, which seeks to encourage attainment of the Company's short- and long-term targets, is in line with its strategy through:

- Operating Revenues objective for short-term variable remuneration and the commitment of long-term value creation for shareholders contained in the TSR metric for long-term variable remuneration. In addition to the above, customer trust, measured through the NPS, is taken into account.

- EBITDA objective for short-term variable remuneration and CO_2 emissions reduction targets.

- Sustainability, both in the financial dimension and from the ESG perspective:

  – Financial: growth in generation of Free Cash Flow included for both short-term and long-term variable remuneration.

  – ESG: through the target percentage of female managers. In this regard, it has been included in long-term and short-term variable remuneration.

Regarding executives' short-term variable remuneration, 20% is linked to sustainability objectives, all of which are predetermined, specific and quantifiable, and set and strictly assessed by the Nominating, Compensation and Corporate Governance Committee, which also monitors the objectives to ensure their alignment with Telefónica's corporate interests.

GOV-3_02

The variable remuneration of Telefónica's executives is comprised of:

- A short-term incentive, which aims to reward the achievement of a combination of financial, business-based operative objectives and ESG objectives that are predetermined, specific and quantifiable and aligned with Telefónica's strategic targets.

The metrics linked to short-term variable remuneration are outlined below:



Consolidated management report

Sustainability
Report

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Metrics	Weighting (%)	Payout levels (% of target)			% of maximum weighted payment
		Minimum	Target	Maximum	
Financial targets (80%)					
Free Cash Flow	30%	50%	100%	140%	42.00%
EBITDA	25%	50%	100%	125%	31.25%
Operating revenues	25%	50%	100%	125%	31.25%
ESG targets (20%)					
NPS	10%	50%	100%	125%	12.50%
Gender equality - % women in executive positions	5%	50%	100%	125%	6.25%
Climate Change - GHG Emissions	5%	50%	100%	125%	6.25%
	100%				**129.50%**

- A long-term incentive, which seeks to foster the executives commitment to the Company and its strategy, linking their remuneration to value creation for shareholders as well as the sustainable achievement of strategic objectives, so that it is aligned with best practices in terms of remuneration.

The Long-Term Incentive Plan, approved by the General Shareholders' Meeting in 2024 (See Note 27 of the 2024 Consolidated Financial Statements), has a total duration of five years and is divided into three cycles (each one being independent of the others), each with a duration of three years (First Cycle 2024-2026, Second Cycle 2025-2027 and Third Cycle 2026-2028).

The metrics linked to long-term variable remuneration are detailed below:

Metrics	Weighting (%)	Company results	Incentive to be accrued (%)
Relative TSR	50%	75th percentile or higher	100%
		Median	30%
		Below the median	-%
Free Cash Flow	40%	115% achievement	150%
		100% achievement	100%
		92% achievement	50%
		Below 92% achievement	-%
Neutralisation of CO$_2$ emissions Scope 1+2	5%	100% achievement	100%
		90% achievement	50%
		Below 90% achievement	-%
Gender equality - women in executive positions	5%	100% achievement	100%
		90% achievement	50%
		Below 90% achievement	-%

GOV-3_03, GOV-3_05

Short-term variable remuneration is 20% made up of metrics linked to sustainability objectives, which are explained below:

- Customer trust - 10%
  NPS is the metric used to measure customer satisfaction and experience and the likelihood that they would recommend products and services. It is constructed from the question included in customer surveys "How likely would you be to recommend

Movistar/O2/Vivo services to a family member, friend or colleague? (On a scale of 1 to 10, where 1 means you would not recommend and 10 means you would recommend)". Those rating 9 and 10 are considered promoters, and those rating 1 to 6 are considered detractors.

NPS = % Promoters - % Detractors.



Consolidated management report

Sustainability
Report

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

The Group's Global NPS is calculated based on the results obtained in Spain, Germany, Brazil and Hispam operations.

- Climate change – 5%:
Greenhouse Gas (GHG) emissions is the metric used to measure environmental impact. It is measured through direct and indirect CO_2 emissions from Telefónica's daily activity. CO_2 emission = Activity Data x Emission Factor:

  – Activity data: the amount of energy, fuel, gas, etc., consumed by the Group.

  – Emission Factor: the amount of CO_2 emitted into the atmosphere by the consumption of each activity unit.

For electricity, the emission factors included in the IEA Emission Factors (2024) report of the International Energy Agency and local official sources (ministries of energy or environment) of each country are used. For fuels, emission factors from the GHG Protocol, IPCC (UN Intergovernmental Panel on Climate Change) and carbon footprint reporting tools provided by the ministries of the different countries are used. Constant emission factors are used for the annual remuneration in order to avoid variations due to causes beyond the Company's control.

- Gender equality – 5%:
The percentage of women executives at the Telefónica Group is the metric used to measure the target related to gender equality. It is measured based on the total number of Telefónica Group executives in the workforce at the end of December. The group of executives is defined according to the criteria and processes determined by the People area. Prior to validation by the Nominating, Compensation and Corporate Governance Committee, proposals for appointments to this group are validated, on a monthly basis, by a Transparency and Diversity Committee made up of the Chairman and four Executive Committee members, to contribute to compliance with the transparency and gender equality measures and policies established.

Long-term variable remuneration is 10% made up of metrics linked to sustainability objectives, which are explained below:

- Climate change – 5%:
Following the same line as in the short term, but for this part of the incentive to be paid, it is additionally necessary to achieve a minimum levels of Scope 1 + 2 emissions reductions, in line with the 1.5°C scenario of the Paris Agreement (SBTi). This is all aimed at achieving net zero emissions by 2040 and supporting activities that mitigate climate change in an amount

equivalent to the Scope 1 + 2 emissions of its main markets from 2025 onwards.

In accordance with Telefónica's Climate Action Plan and SBTi recommendations, carbon credits from reduced emissions from deforestation and degradation will also be eligible. This information is verified annually by an external verifier.

- Gender equality – 5%:
The percentage of women executives at the Telefónica Group is the metric used to measure the target related to gender equality. It is measured based on the total number of Telefónica Group executives in the workforce at the end of December, maintaining the same criteria and processes used for short-term variable remuneration.

GOV-3_06

The design of the variable remuneration within the Remuneration Policy as well as the setting of the targets, their assessment, auditing and payment, are subject to a strict governance system, with payment also subject to Malus and Clawback clauses.

The General Shareholders' Meeting approves Telefónica's Remuneration Policy, which contains the main characteristics of the variable remuneration of the executives at the Company, at least every three years as a separate item on the agenda.

The Board of Directors approves the design, target amounts, degree of achievement of the objectives and amounts of the incentive to be accrued, where appropriate, for short-term variable remuneration and long-term variable remuneration, based on a proposal from the Nominating, Compensation and Corporate Governance Committee.

The Nominating, Compensation and Corporate Governance Committee proposes the objectives to the Board of Directors at the start of each measurement period and assesses the achievement of the objectives after the measurement period has ended. In view of the fact that the accrual of variable remuneration is subject to sufficient verification that the established objectives have been effectively fulfilled, as established in recommendation 59 of the Good Governance Code, the assessment is performed on the basis of the results audited by the external auditor and the internal auditor at the Company, which are analysed, firstly, by the Audit and Control Committee, as well as the degree to which the objectives have been achieved.

2.4.5. Internal control over sustainability reporting

GOV-5_01

The Telefónica Group has an internal control model that is defined in line with the Internal Control—Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

The Group's use of this framework facilitates the recognition and validity of the Company's Internal Control system vis-à-vis third parties, such as external verifiers or supervisory bodies. In accordance with the applicable corporate governance frameworks, internal control takes into account both financial and non-financial aspects, including operational, technological, legal, social, environmental, reputational and regulatory compliance aspects.

In accordance with COSO's integrated framework, the key components of the Internal Control system are essential to ensuring it operates efficiently, effectively and in accordance with current regulations. These components are the following:

- Control environment.

- Risk assessment.

- Control activities.

- Information and communication.

- Monitoring activities.

GOV-5_02, GOV-5_03

Telefónica has a Risk Management Model, based on the 2017 COSO ERM framework guidance (Enterprise Risk Management—Integrating with Strategy and Performance), which is implemented consistently throughout the Group's main operations. The Company also has a Risk Management Policy, approved by the Board of Directors, and a Risk Management Procedure, which provides a common methodology for identifying, assessing and reporting risks consistently and effectively within the Telefónica Group.

This model considers a risk assessment through two complementary perspectives: top-down (based on a cross-cutting analysis of those matters considered material and common to most of the Group's companies) and bottom-up (based on risk self-assessment by managers).

Specifically, in relation to the risks that are directly related to the reporting of sustainability information, work is being done to develop a map of specific risks in this area, which is expected to be completed in 2025.

It is also important to highlight that since 2019 the Company has assessed, managed and monitored the risk of "Adaptation to ESG reporting requirements", defined as being the risk associated with the increased reporting requirements requested by regulators, analysts, investors, customers and other stakeholders from the Telefónica Group's various entities in ESG matters.

GOV-5_04, GOV-5_05

In accordance with the Internal Control Policy and the Regulations on the Recording, Reporting and Control of Financial and Sustainability Information, the management areas are responsible for the internal control structures associated with the information they generate.

In addition, the Internal Audit area assesses and supervises internal control associated with sustainability reporting in accordance with the Telefónica Group's Internal Audit Plan submitted to the Audit and Control Committee, and it issues its conclusions to the management areas responsible for the processes.

These conclusions are reflected in reports that describe the findings, internal control recommendations and remediation plans, which are escalated, where appropriate, to the Board of Directors (the body ultimately responsible for the reporting), through the Audit and Control Committee.



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

GOV-4

2.5. Due diligence

GOV-4_01

Telefónica has a due diligence process in place to identify, prevent and remedy potential or actual adverse impacts on people and the environment throughout the value chain. This process is based on the UN Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises, as well as other international agreements and regulations on human rights.

In line with Directive (EU) 2024/1760 on corporate sustainability due diligence, the six key elements (phases) of the due diligence process are as follows, with the involvement of affected stakeholders as a cross-cutting element:

1. Integrate due diligence into policies and management systems.

2. Identify and assess adverse impacts.

3. Prevent, mitigate and neutralise adverse impacts.

4. Monitor and assess the effectiveness of measures.

5. Communicate.

6. Remedy.

1. Integration of due diligence into policies and risk management systems

Telefónica's commitment to respecting and promoting human rights is embodied through the internal policies and procedures that make up its due diligence process, which takes into account the entire value chain.

To be more precise, the starting point of the due diligence process is the Global Human Rights Policy. This policy is based on the UN Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises, as well as other international human rights conventions and commitments. The policy is approved by the Board of Directors and applies to all companies within the Group. It demonstrates a commitment to human rights and establishes the general guiding principles that are the base of the Company's relationship with employees, suppliers and their workers, consumers and society in general.

The governance model is as follows:

- Board of Directors: responsible for approving the Responsible Business Plan, which includes the human rights and environmental due diligence process.

- Sustainability and Regulation Committee: oversees the implementation of the Responsible Business Plan and, therefore, the due diligence process.

- Audit and Control Committee: responsible for overseeing the risk management model – which, among other risks, includes those related to human rights – and the effectiveness of internal control, as well as the integrity of related information.

- Global Sustainability Department (ESG): responsible for developing, coordinating and monitoring the Responsible Business Plan.

- Management Areas: implement the general due diligence process (Global Sustainability Department, Human Resources, Procurement, General Council, Compliance and any other area that may be relevant depending on the subject matter).

- Local teams: involved in monitoring, target setting and continuous improvement at local level.

2. Identification and assessment of actual and potential adverse impacts

The development of Telefónica's activities may have adverse impacts on human rights and the environment. For this reason and as part of the due diligence process, there is an impact assessment procedure in place that allows the Company to regularly identify and assess potential and actual impacts. This procedure involves two kinds of assessments:



Consolidated management report

Sustainability Report

🏠 Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

---

1. **Global impact assessment**

Purpose	Identify the most significant human rights and environmental issues/impacts.

↓

2. **Impact assessments for all operations**

Purpose	Analyse whether the most significant issues/impacts identified in the global impact assessment materialise in the Company's operations (*every six months*).

- Global impact assessments: the aim is to identify and assess potential impacts that Telefónica may cause in order to prevent and manage them. These assessments are carried out periodically at a global level by an independent external expert and with the participation of internal and external stakeholders through interviews.

- Impact assessments for all operations of Telefónica: The company periodically conducts assessments of all its business operators to analyse whether the impacts identified at a global level materialise locally.

3. Prevention, mitigation and neutralisation of adverse impacts

Action plans are established and management measures implemented to prevent and mitigate potential adverse impacts on human rights.

Below is a summary of the most notable projects and initiatives designed to prevent, mitigate and neutralise adverse impacts:

- Mandatory training on human rights for all employees through the Responsible Business Principles and Human Rights Course.

- Due diligence in the supply chain: Telefónica has a supplier management process to identify potential adverse impacts in its supply chain and manage them. This process is covered in detail in ESRS G1 - Business Conduct, in the following section:
   2.14.5. Suppliers

- Implementation of human rights by design: product managers conduct a self-assessment of new products and services through an online tool during the design phase to identify and address potential impacts on human rights, among other areas.

- Adoption of new policies and updating of existing policies related to human rights: for example, the Artificial Intelligence (AI) Governance Model Regulations.

4. Monitoring and assessment of the effectiveness of the adopted measures

Telefónica works to ensure the effectiveness of the measures adopted to prevent, mitigate and remedy human rights and environmental impacts.

To this end, the Company defines and monitors qualitative and quantitative indicators, which are included in the Responsible Business Plan. Implementation of the Plan is annually reported to the Board of Directors through the Sustainability and Regulatory Committee.

In addition, operators at local level report on basic human rights risks every six months.

5. Communication and accessibility of information

In addition to the information in this Report, Telefónica prepares a report on the due diligence process for human rights and the environment. This report, available on the corporate website, outlines key impact areas and incorporates the latest Global Impact Assessment, the due diligence process and examples of best practices. Updated information on human rights and environmental management is also available on the corporate website.

6. Remediation of adverse impacts

The Queries (Responsible Business) Channel and the Whistleblowing Channel are the mechanisms available for raising queries related to the Company's code of ethics and conduct and reporting any irregularity or act in breach of the law or internal regulations, respectively.

These channels allow stakeholders to inform the Company of any issues related to actual or potential adverse impacts on human rights and the environment that may arise in Telefónica's own operations and throughout the value chain.

They are available to all stakeholders 24/7 through institutional and commercial channels. They are available in multiple languages and support anonymous reporting, if desired.

These channels are managed in accordance with the internal procedures established in Queries Channel Management Regulations and Telefónica's Internal Information System Management Policy, respectively.

This information is covered in the following section of the Report:
🔗 2.14.3.2. Queries (Responsible Business) Channel and Whistleblowing Channel

Below is a table with cross-references to other sections of this Sustainability Report, which provide additional information on key elements of the human rights and environmental due diligence process.

Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Due Diligence core elements	Section
1. Integrate due diligence into policies and risk management systems.	2.9. ESRS E1 - Climate change: 2.9.3.1. Policies 2.10. ESRS E5 - Circular Economy: 2.10.1.1. Policies 2.11. ESRS S1 - Own workforce: 2.11.2.1. Policies 2.12. ESRS S2 - Workers in the value chain: 2.12.2.1. Policies 2.13. ESRS S4 - Consumers and end-users: 2.13.2.1. Policies 2.14. ESRS G1 - Business conduct: 2.14.3.1. Policies, 2.14.4.1. Prevention and detection of corruption or bribery, 2.14.5.1. Responsible management and 2.14.6.3. Policies
2.Identify and assess actual or potential adverse impacts.	2.3. Materiality 2.9. ESRS E1 - Climate Change: 2.9.3. Impacts, risks and opportunities 2.10. ESRS E5 - Circular economy: 2.10.1. Impacts, risks and opportunities 2.11. ESRS S1 - Own workforce: 2.11.2. Impacts, risks and opportunities 2.12. ESRS S2 - Workers in the value chain: 2.12.2. Impacts, risks and opportunities 2.13. ESRS S4 - Consumers and end-users: 2.13.2. Impacts, risks and opportunities 2.14. ESRS G1 - Business conduct: 2.14.2. Impacts, risks and opportunities
3. Prevent, mitigate and neutralise adverse impacts.	2.9. ESRS E1 - Climate Change: 2.9.3.2. Action plans 2.10. ESRS E5 - Circular economy: 2.10.1.2. Action plans 2.11. ESRS S1 - Own workforce: 2.11.2.2. Engagement with employees and their representatives and 2.11.2.4. Action plans 2.12. ESRS S2 - Workers in the value chain: 2.12.2.2. Action plans and 2.12.2.4. Engagement with workers in the value chain 2.13. ESRS S4 - Consumers and end-users: 2.13.2.2. Engagement with consumers and end-users and 2.13.3. Action plans, metrics and targets 2.14. ESRS G1 - Business conduct: 2.14.3.1. Policies, 2.14.4.1. Prevention and detection of corruption or bribery, 2.14.5.1. Responsible management and 2.14.6.2. Strategy
4. Monitor and assess the effectiveness of measure.	2.9. ESRS E1- Climate change: 2.9.4.1. Targets related to the management of material IROs 2.10. ESRS E5 - Circular Economy: 2.10.2.3. Waste 2.11. ESRS S1 - Own workforce: 2.11.3.1. Targets related to the management of material IROs 2.12. ESRS S2 - Workers in the value chain: 2.12.2.2. Action plans and 2.12.2.4. Engagement with workers in the value chain 2.13. ESRS S4 - Consumers and end-users: 2.13.3. Action plans, metrics and targets 2.14. ESRS G1 - Business conduct: 2.14.3.1. Policies, 2.14.4.1. Prevention and detection of corruption or bribery, 2.14.5.1. Responsible management and 2.14.6.5. Metrics and targets
5. Communicate and provide access to information on due diligence.	2.5. Due Diligence
6. Remediate actual adverse impacts.	2.11. ESRS S1 - Own workforce: 2.11.2.3. Remediation processes and engagement channels with employees 2.12. ESRS S2 - Workers in the value chain: 2.12.2.3. Remediation processes and engagement channels with workers in the value chain 2.13. ESRS S4 - Consumers and end-users: 2.13.2.3. Remediation processes and engagement channels with consumers and end-users 2.14. ESRS G1 - Business conduct: 2.14.3.2. Queries (Responsible Business) Channel and Whistleblowing Channel 2.14.4.1.Prevention and detection of corruption or bribery - Reaction and response; and 2.14.5.1. Responsible management



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

IRO-2_01

2.6. Datapoints that derive from other EU legislation

As set out in paragraph 56 of ESRS 2 (including Appendix B), below is a list of all datapoints that are derived from other EU legislation, indicating where they can be found in this Sustainability Report.

Disclosure requirement and related datapoint	Location in the Sustainability Report
ESRS 2 GOV-1 Board's gender diversity, paragraph 21 (d)	2.4.2.1. Composition and diversity of the Board of Directors and its Committees
ESRS 2 GOV-1 Percentage of board members who are independent, paragraph 21 (e)	
ESRS 2 GOV-4 Statement on due diligence, paragraph 30	2.5. Due diligence
ESRS E1-1 Transition plan to reach climate neutrality by 2050, paragraph 14	2.9.2. Strategy
ESRS E1-1 Undertakings excluded from Paris-aligned benchmarks, paragraph 16 (g)	
ESRS E1-4 GHG emissions reduction targets, paragraph 34	2.9.4.1. Targets related to the management of material IROs
ESRS E1-5 Energy consumption and mix, paragraph 37	2.9.4.2. Energy
ESRS E1-6 Gross Scope 1, 2, 3 and total GHG emissions, paragraph 44	2.9.4.3. GHG emissions
ESRS E1-6 Gross GHG emissions intensity, paragraphs 53 to 55	
ESRS E1-7 GHG removals and carbon credits, paragraph 56	2.9.4.3. GHG emissions: Carbon credits
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks, paragraph 66	The Company is relying on transitional provision 10.4 of ESRS 1: List of Disclosure Requirements that are phased-in
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk, paragraph 66 (a) ESRS E1-9 Location of significant assets at material physical risk, paragraph 66 (c).	
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes, paragraph 67 (c).	
ESRS E1-9 Degree of exposure of the portfolio to climate-related opportunities, paragraph 69	
ESRS E5-5 Non-recycled waste, paragraph 37 (d)	2.10.2.3. Waste
ESRS E5-5 Hazardous waste and radioactive waste, paragraph 39	



Consolidated management report

Sustainability Report

Index

1. **General information**

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Disclosure requirement and related datapoint	Location in the Sustainability Report
ESRS 2- SBM3 - S1 Risk of incidents of forced labour, paragraph 14 (f)	2.11.1. Strategy
ESRS 2- SBM3 - S1 Risk of incidents of child labour, paragraph 14 (g)	
ESRS S1-1 Human rights policy commitments, paragraph 20	2.11.2.1. Policies
ESRS S1-1 Due diligence policies on issues addressed by the core International Labour Organization conventions 1 to 8, paragraph 21	
ESRS S1-1 Processes and measures for preventing trafficking in human beings, paragraph 22	
ESRS S1-1 Workplace accident prevention policy or management system, paragraph 23	
ESRS S1-3 Grievance/complaints handling mechanisms, paragraph 32 (c)	2.11.2.2. Engagement with employees and their representatives
ESRS S1-14 Number of fatalities and number and rate of work-related accidents, paragraph 88 (b) and (c)	2.11.3.6. Health and safety metrics
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness, paragraph 88 (e)	Transitional provision 10.4: List of disclosure requirements that are phased-in
ESRS S1-16 Unadjusted gender pay gap, paragraph 97 (a)	2.11.3.7. Remuneration metrics (pay gap and total remuneration)
ESRS S1-16 Excessive CEO pay ratio, paragraph 97 (b)	
ESRS S1-17 Incidents of discrimination, paragraph 103 (a)	2.11.3.8. Incidents, complaints and severe human rights impacts
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD guidelines, paragraph 104 (a)	
ESRS S2-1 Human rights policy commitments, paragraph 17	2.12.2.1. Policies
ESRS S2-1 Policies related to workers in the value chain, paragraph 18	
ESRS S2-1 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines, paragraph 19	
ESRS S2-1 Due diligence policies on issues addressed by the core International Labour Organization conventions 1 to 8, paragraph 19	
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain, paragraph 36	2.12.2.2. Action plans
ESRS S4-1 Policies related to consumers and end-users, paragraph 16	2.13.2.1. Policies
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines, paragraph 17	
ESRS S4-4 Human rights issues and incidents, paragraph 35	2.13.3. Action plans, metrics and targets
ESRS G1-4 Fines for violation of anti-corruption and anti-bribery laws, paragraph 24 (a)	2.14.4.1. Prevention and detection of corruption or bribery
ESRS G1-4 Standards of anti-corruption and anti-bribery, paragraph 24 (b)	



Consolidated management report

Sustainability
Report

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Non-material disclosure requirements

The result of the double materiality assessment determined that the following disclosure requirements common to other EU legislations are not material for Telefónica:

SBM-1_09
ESRS 2 SBM-1: Involvement in activities related to fossil fuels, paragraph 40 (d) i

SBM-1_15, SBM-1_16
ESRS 2 SBM-1: Involvement in activities related to chemical production, paragraph 40 (d) ii

SBM-1_17, SBM-1_18
ESRS 2 SBM-1: Involvement in activities related to controversial weapons, paragraph 40 (d) iii

SBM-1_19, SBM-1_20
ESRS 2 SBM-1: Involvement in activities related to cultivation and production of tobacco, paragraph 40 (d) iv

E1-5_03
ESRS E1-5: Energy consumption and mix, paragraph 37 (b)

E1-5_18, E1-5_20, E1-5_21
ESRS E1-5: Energy consumption from fossil sources disaggregated by source (only high climate-impact sectors), paragraph 38

E1-5_10, E1-5_11, E1-5_12, E1-5_13
ESRS E1-5: Energy intensity associated with activities in high climate-impact sectors, paragraphs 40 to 43

E1-7_01
ESRS E1-7: GHG removals and carbon credits, paragraph 56 (a)

E2-4_02, E2-4_03, E2-4_04
ESRS E2-4: Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted into the air, water and soil, paragraph 28

E3.MDR-P_01-06
ESRS E3-1: Water and marine resources, paragraph 9

E3-1_07
ESRS E3-1: Dedicated policy, paragraph 13

E3-1_09
ESRS E3-1: Sustainable oceans and seas, paragraph 14

E3-4_03
ESRS E3-4: Total water recycled and reused, paragraph 28 (c)

E3-4_08
ESRS E3-4: Total water consumption in m^3 per net revenue in own operations, paragraph 29

E4.SBM-3_02, E4.SBM-3_05, E4.SBM-3_06
ESRS 2- IRO 1 - E4, paragraph 16 (a) i, (b) and (c)

E4-2_18
ESRS E4-2: Sustainable land / agriculture practices or policies, paragraph 24 (b)

E4-2_19
ESRS E4-2: Sustainable oceans / seas practices or policies, paragraph 24 (c)

E4-2_20
ESRS E4-2: Policies to address deforestation, paragraph 24 (d)

E5-5_16
ESRS E5-5: Hazardous waste and radioactive waste, paragraph 39

S2.SBM-3_04
ESRS 2- SBM3 – S2: Significant risk of child labour or forced labour in the value chain, paragraph 11 (b)

S2-1_05
ESRS S2-1: Policies related to workers in the value chain, paragraph 18

S3-1_02, S3-1_03, S3-1_04, S3-1_05
ESRS S3-1: Human rights policy commitments, paragraph 16

S3-1_06
ESRS S3-1: Non-respect of UNGPs on Business and Human Rights, ILO principles or OECD guidelines, paragraph 17

S3-4_11
ESRS S3-4: Human rights issues and incidents, paragraph 36

G1-1_03
ESRS G1-1: United Nations Convention against Corruption, paragraph 10 (b)

G1-1_06
ESRS G1-1: Protection of whistleblowers, paragraph 10 (d)

Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

IRO-2_02

2.7. Disclosure requirements addressed

In accordance with paragraph 56 of ESRS 2, the following is a list of the disclosure requirements met in preparing the Sustainability Report.

ESRS	Code	Disclosure requirement	Location in the Sustainability Report
ESRS 2	BP-1	General basis for preparation of sustainability statements	2.1. Basis for preparation
ESRS 2	BP-2	Disclosures in relation to specific circumstances	
ESRS 2	SBM-1	Strategy, business model and value chain	2.2. Strategy and business model
ESRS 2	SBM-2	Interests and views of stakeholders	2.2.4. Stakeholder management and relations
ESRS 2	SBM-3	Material impacts, risks and opportunities and their interaction with the strategy and business model	2.3. Materiality
ESRS 2	IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	2.3.1.2. Identification and assessment of IROs
ESRS 2	IRO-2	Disclosure requirements in ESRS covered by the undertaking's sustainability statement	2.7. Disclosure requirements addressed
ESRS 2	GOV-1	The role of the administrative, management and supervisory bodies	2.4.2. The role of the administrative, management and supervisory bodies
ESRS 2	GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	2.4.3. Information provided to the Company's administrative, management and supervisory bodies addressing sustainability matters
ESRS 2	GOV-3	Integration of sustainability-related performance in incentive schemes	2.4.4. Integration of sustainability-related performance into incentive schemes
ESRS 2	GOV-4	Statement on due diligence	2.5. Due diligence
ESRS 2	GOV-5	Risk management and internal controls over sustainability reporting	2.4.5. Internal control over sustainability reporting
E1	E1.GOV-3	Integration of sustainability-related performance in incentive schemes	2.9.1. Governance
E1	E1-1	Transition plan for climate change mitigation	2.9.2. Strategy
E1	E1.SBM-3	Material impacts, risks and opportunities and their interaction with the strategy and business model	2.9.3. Impacts, risks and opportunities
E1	E1.IRO-1	Description of the processes to identify and assess material climate-related impacts, risks and opportunities	
E1	E1-2	Policies related to climate change mitigation and adaptation	2.9.3.1. Policies
E1	E1-3	Actions and resources in relation to climate change policies	2.9.3.2. Action plans
E1	E1-4	Targets related to climate change mitigation and adaptation	2.9.3.2. Action plans 2.9.4.1. Targets related to the management of material IROs
E1	E1-5	Energy consumption and mix	2.9.4.2. Energy
E1	E1-6	Gross Scopes 1, 2, 3 and total GHG emissions	2.9.4.3. GHG emissions
E1	E1-7	GHG removals and GHG mitigation projects financed through carbon credits	
E1	E1-8	Internal carbon pricing	2.9.4.4. Internal carbon pricing



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. Social information
4. Governance information
5. Sustainability notes

ESRS	Code	Disclosure requirement	Location in the Sustainability Report
E5	E5.IRO-1	Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities	2.10.1. Impacts, risks and opportunities
E5	E5-1	Policies related to resource use and circular economy	2.10.1.1. Policies
E5	E5-2	Actions and resources related to resource use and circular economy	2.10.1.2. Action plans
E5	E5-3	Targets related to resource use and circular economy	2.10.2.1. Targets related to the management of material IROs
E5	E5-4	Resource inflows	2.10.2.2. Products and materials
E5	E5-5	Resource outflows	2.10.2.3. Waste
S1	S1.SBM-2	Interests and views of stakeholders	2.11.1. Strategy
S1	S1.SBM-3	Material impacts, risks and opportunities and their interaction with the strategy and business model	2.11.2. Impacts, risks and opportunities
S1	S1-1	Policies related to own workforce	2.11.2.1. Policies
S1	S1-2	Processes for engaging with own workers and workers' representatives about impacts	2.11.2.2. Engagement with employees and their representatives
S1	S1-3	Processes to remediate negative impacts and channels for own workers to raise concerns	2.11.2.3. Remediation processes and engagement channels with employees
S1	S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	2.11.2.4. Action plans
S1	S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	2.11.3.1. Targets related to the management of material IROs
S1	S1-6	Characteristics of the undertaking's employees	2.11.3.2. Characteristics of the Company's employees
S1	S1-8	Collective bargaining coverage and social dialogue	2.11.3.3. Collective bargaining coverage and social dialogue
S1	S1-9	Diversity metrics	2.11.3.4. Diversity metrics
S1	S1-10	Adequate wages	2.11.3.5. Adequate wages
S1	S1-14	Health and safety metrics	2.11.3.6. Health and safety metrics
S1	S1-16	Compensation metrics (pay gap and total compensation)	2.11.3.7. Remuneration metrics (pay gap and total remuneration)
S1	S1-17	Incidents, complaints and severe human rights impacts	2.11.3.8. Incidents, complaints and severe human rights impacts
S2	S2.SBM-2	Interests and views of stakeholders	2.12.1. Strategy
S2	S2.SBM-3	Material impacts, risks and opportunities and their interaction with the strategy and business model	2.12.1. Strategy
S2	S2-1	Policies related to workers in the value chain	2.12.2.1. Policies
S2	S2-2	Processes for engaging with workers in the value chain about impacts	2.12.2.4. Engagement with workers in the value chain
S2	S2-3	Processes to remediate negative impacts and channels for workers in the value chain to raise concerns	2.12.2.3. Remediation processes and engagement channels with workers in the value chain
S2	S2-4	Taking action on material impacts on workers in the value chain, and approaches to managing material risks and pursuing material opportunities related to workers in the value chain, and the effectiveness of those actions	2.12.2.2. Action plans
S2	S2-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	2.12.3.1. Targets related to the management of material IROs
S4	S4.SBM-2	Interests and views of stakeholders	2.13.1. Strategy
S4	S4.SBM-3	Material impacts, risks and opportunities and their interaction with the strategy and business model	2.13.1. Strategy
S4	S4-1	Policies related to consumers and end-users	2.13.2.1. Policies
S4	S4-2	Processes for engaging with consumers and end-users about impacts	2.13.2.2. Engagement with consumers and end-users

Consolidated management report

Sustainability
Report

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

ESRS	Code	Disclosure requirement	Location in the Sustainability Report
S4	S4-3	Processes to remedy negative impacts and channels for consumers and end-users to raise concerns	2.13.2.3. Remediation processes and engagement channels with consumers and end-users
S4	S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end- users, and the effectiveness of those actions	2.13.3. Action plans, metrics and targets
S4	S4-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	
G1	G1.GOV-1	The role of the administrative, supervisory and management bodies	2.14.1. Governance
G1	G1.IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	2.14.2. Impacts, risks and opportunities
G1	G1-1	Corporate culture and business conduct policies and corporate culture	2.14.3. Corporate culture
G1	G1-2	Management of relationships with suppliers	2.14.5. Suppliers
G1	G1-3	Prevention and detection of corruption and bribery	2.14.4.1. Prevention and detection of corruption or bribery
G1	G1-4	Confirmed incidents of corruption or bribery	
G1	G1-5	Political influence and lobbying activities	2.14.4.2. Political influence and lobbying activities



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Environmental information



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.8. European Taxonomy for sustainable activities

2.8.1. Regulatory requirements

As part of the Action Plan on Financing Sustainable Growth and the European Union's Green Deal, the Taxonomy Regulation (EU) 2020/852 lays the foundation for a classification system that allows an economic activity to be recognised as sustainable. It aims to redirect capital flows to achieve a more competitive, circular and climate-neutral economy by 2050.

According to the Regulation, Telefónica must disclose information on the eligible and aligned proportion of its turnover, capital expenditure (CapEx) and operating expenses (OpEx) related to environmentally sustainable economic activities. Below is a description of the process used for calculating the key performance indicators (KPIs), which also covers key aspects related to accounting policy, compliance with Regulation (EU) 2020/852 and contextual information to support an adequate understanding of the results.

The focus of the analysis has been determined based on the provisions of the Delegated Regulations, which develop and complement the Regulation, and their corresponding annexes.

In 2024, as a novelty, the eligibility and alignment of all activities for each of the environmental objectives must be considered. In the case of Telefónica, the alignment of activities 7.6. Installation, maintenance and repair of renewable energy technologies and 5.5. Product-as-a-service and other circular use- and result-oriented service models have been included for the first time.

2.8.2. Identified activities

Economic activities within the EU Taxonomy

Telefónica has identified, according to the Taxonomy, the following activities as taxonomy-eligible.

- Activities that can make a substantial contribution to climate change mitigation (CCM, according to the terminology in the Regulation):

  - **Activity 8.1.** Data processing, hosting and related activities.

  - **Activity 8.2.** Data-driven solutions for GHG emissions reductions.

  - **Activity 7.6.** Installation, maintenance and repair of renewable energy technologies.

- Activities that can make a substantial contribution to the transition to a circular economy (CE, according to the terminology in the Regulation):

  - **Activity 5.1.** Repair, refurbishment and remanufacturing.

  - **Activity 5.4.** Sale of second-hand goods.

  - **Activity 5.5.** Product-as-a-service and other circular use- and result-oriented service models.

Investments in activities that help to mitigate and minimise the Company's environmental impact have also been identified. These activities are mainly related to energy efficiency and sustainable mobility.

They are:

- **Activity 6.5.** Transport by motorbikes, passenger cars and light commercial vehicles.

- **Activity 7.3.** Installation, maintenance and repair of energy efficiency equipment (individual measure).

- **Activity 7.4.** Installation, maintenance and repair of charging stations for electric vehicles in buildings (individual measure).

- **Activity 7.5.** Installation, maintenance and repair of instruments and devices for measuring, regulating and controlling energy performance of buildings (individual measure).

- **Activity 7.7.** Acquisition and ownership of buildings.

In relation to the activities recognised as individual measures under the Taxonomy Regulation (activities 7.3., 7.4. and 7.5.), their potential alignment is not representative in the global context of the Company. As a result, they are not included in the scope of the report. For the same reasons, analyses of compliance with technical criteria or do no significant harm (DNSH) have not been carried out for these activities.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.8.3. Calculation of KPIs

2.8.3.1. Scope and general considerations

Scope of the report

The Regulation applies to the activities carried out by Telefónica in the companies within its scope of consolidation (see Scope of consolidation in section 2.1).

In order to calculate the KPIs, Telefónica has taken into account information at source from the local and/or global databases for the different business units.

Transactions between Group companies have been analysed for identification and traceability purposes. However, they are not included in the calculation as they are eliminated in the consolidation process.

Accounting policy

Throughout the entire process, due care was taken to avoid double counting:

- Reconciliation with the accounting information, which ensures that eliminations and adjustments made during the consolidation process are properly taken into account.

- Use of consistent information sources, which prevents the same item being considered in two different KPIs or twice in the same KPI.

- Verification of the completeness and accuracy of the data.

2.8.3.2. Turnover

The denominator of this indicator corresponds to the Group's consolidated Revenues, which in the year 2024 amounts to 41,315 million euros (see Note 26 of the Consolidated Financial Statements).

Revenues have been classified, in accordance with their nomenclature and codes in the tables, under the following headings:

- **A.1. Taxonomy-eligible and Taxonomy-aligned activities (1,266 million euros):** digital services/ solutions aimed at providing data and analysis to reduce GHG emissions from other activities (782 million euros) (CCM 8.2.); the proportion corresponding to the rental of equipment necessary for the provision of connectivity, television and mobile handset-renting services that meets the technical screening criteria (468 million euros) (CE 5.5.); the installation and maintenance of solar panels (16 million euros) (CCM 7.6.).

- **A.2. Taxonomy-eligible but not Taxonomy-aligned activities (1,313 million euros):** cloud services made available to users, facilitating data storage in data centres (946 million euros) (CCM 8.1.); the

maintenance and repair of customer equipment (7 million euros) (CE 5.1.); the sale of second-hand mobile handsets (46 million euros) (CE 5.4.); as well as the proportion corresponding to the rental of equipment necessary for the provision of connectivity, television and mobile handset-renting services that does not meet the technical screening criteria (314 million euros) (CE 5.5.).

- **B. Taxonomy-non-eligible activities (38,735 million euros):** connectivity data, voice and television services; the sale of new handsets; and other digital services/solutions than those defined in the Taxonomy.

Turnover information is shown below in accordance with the template of Annex V of Delegated Regulation (EU) 2023/2486.



Consolidated management report

Sustainability Report

Index

1. General information | 2. Environmental information | 3. Social information | 4. Governance information | 5. Sustainability notes

Proportion of turnover derived from products or services associated with Taxonomy-aligned economic activities – disclosure covering financial year 2024

Financial year		**2024**		**Substantial contribution criteria**						**DNSH criteria ("Does Not Significantly Harm")**									
Economic Activities	Code	Turnover	Proportion of Turnover, year N	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	**Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) turnover, year N-1**	**Category enabling activity**	**Category transitional activity**
		€M	*%*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y; N; N/EL*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*%*	*E*	*T*
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1 Environmentally sustainable activities (Taxonomy-aligned)																			
Product-as-a-service and other circular use- and result-oriented service models	CE 5.5.	468	1.1%	N/EL	N/EL	N/EL	N/EL	Y	N/EL	Y	Y	Y	Y	Y	Y	Y	-		
Installation, maintenance and repair of renewable energy technologies	CCM 7.6.	16	0.04%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	-	E	
Data-driven solutions for GHG emissions reductions	CCM 8.2	782	1.9%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.6%	E	
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**1,266**	**3.1%**	**1.9%**	**0%**	**0%**	**0%**	**1.1%**	**0%**								**1.6%**		
Of which enabling		**798**	**1.9%**	**1.9%**	**0%**	**0%**	**0%**	**0%**	**0%**								**1.6%**	**E**	
Of which transitional		**0**	**0%**	**0%**													**0%**		
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned)																			
				EL; N/EL	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*	*EL; N/EL*										
Repair, refurbishment and remanufacturing	CE 5.1.	7	0.02%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								0.1%		
Sale of second-hand goods	CE 5.4.	46	0.1%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								0.1%		
Product-as-a-service and other circular use- and result-oriented service models	CE 5.5.	314	0.8%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								2.0%		
Data processing, *hosting* and related activities	CCM 8.1.	946	2.3%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								2.1%		
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned) (A.2)		**1,313**	**3.2%**	**2.3%**	**0%**	**0%**	**0%**	**0.9%**	**0%**								**4.3%**		
A. Turnover of Taxonomy-eligible activities (A.1+A.2)		**2,579**	**6.2%**	**4.2%**	**0%**	**0%**	**0%**	**2.0%**	**0%**								**5.9%**		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy-non-eligible activities		**38,735**	**94%**																
TOTAL		**41,315**	**100%**																



Consolidated management report

Sustainability Report

Index

1. General information
2. **Environmental information**
3. Social information
4. Governance information
5. Sustainability notes

2.8.3.3. Capital expenditure (CapEx)

The CapEx indicator in the Taxonomy Regulation is defined in broader terms than the traditional concept associated with fixed asset investments.

The denominator includes additions to property, plant and equipment and intangible assets (equal to CapEx as defined in the financial information reported by the Group). It also includes additions of right-of-use assets recognised in accordance with IFRS 16, as well as additions of property, plant and equipment, intangible assets and right-of-use assets arising from business combinations.

The details of the calculation for the years 2024 and 2023 are as follows:

	Financial Statements Reference	2024	2023
Additions to tangible and intangible fixed assets	Note 2	5,475	5,579
Additions of rights of use	Note 9	2,142	2,391
Additions due to business combinations	Note 5	132	12
Total CapEx associated with the Taxonomy		**7,749**	**7,982**

Telefónica has analysed the various items in its CapEx model, enabling it to classify investments, in accordance with their nomenclature and codes in the tables, under the following headings:

- **A.1. Taxonomy-eligible and Taxonomy-aligned activities (575 million euros):** directly and exclusively related to digital services/solutions and specific measures applied to telecommunications networks that improve their energy efficiency (33 million euros) (CCM 8.2.); the purchase of equipment necessary for the provision of connectivity and television services that meets the technical screening criteria (542 million euros) (CE 5.5.).

- **A.2. Taxonomy-eligible but not Taxonomy-aligned activities (166 million euros):** cloud services and data storage in data centres (27 million euros) (CCM 8.1.); the purchase of equipment necessary for the provision of connectivity and television services that does not meet the technical screening criteria (70 million euros) (CE 5.5.), fleet management (7 million euros) (CCM 6.5.) and the acquisition and ownership of buildings (63 million euros) (CCM 7.7.).

- **B. Taxonomy-non-eligible activities (7,008 million euros):** data transmission networks; investments in TV-content production, as well as other CapEx concepts.

CapEx information is shown below in accordance with the template of Annex V of Delegated Regulation (EU) 2023/2486.



Consolidated management report

Sustainability
Report

Index

1. General information
2. Environmental information
3. Social information
4. Governance information
5. Sustainability notes



Proportion of CapEx derived from products or services associated with Taxonomy-aligned economic activities – disclosure covering financial year 2024

Economic Activities	Code	CapEx	Proportion of CapEx, year N	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	Proportion of Taxonomy aligned (A.1) or eligible (A.2) CapEx, year N-1	Category enabling activity	Category transitional activity
Financial year		**2024**		**Substantial contribution criteria**						**DNSH criteria ("Does Not Significantly Harm") (8)**									
		€M	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1 Environmentally sustainable activities (Taxonomy-aligned)																			
Product-as-a-service and other circular use- and result-oriented service models	CE 5.5.	542	7.0%	N/EL	N/EL	N/EL	N/EL	Y	N/EL	Y	Y	Y	Y	Y	Y	Y	–		
Data-driven solutions for GHG emissions reductions	CCM 8.2.	33	0.4%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.4%	E	
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**575**	**7.4%**	**0.4%**	**0%**	**0%**	**0%**	**7.0%**	**0%**								**0.4%**		
Of which enabling		**33**	**0.4%**	**0.4%**	**0%**	**0%**	**0%**	**0%**	**0%**								**0.4%**	E	
Of which transitional		**0**	**0%**	**0%**													**0%**		
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned)																			
				EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL										
Product-as-a-service and other circular use- and result-oriented service models	CE 5.5.	70	0.9%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								7.9%		
Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5.	7	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.1%		
Acquisition and ownership of buildings	CCM 7.7.	63	0.8%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.8%		
Data processing, *hosting* and related activities	CCM 8.1.	27	0.3%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.5%		
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned) (A.2)		**166**	**2.1%**	**1.2%**	**0%**	**0%**	**0%**	**0.9%**	**0%**								**9.2%**		
A. CapEx of Taxonomy-eligible activities (A.1+A.2)		**741**	**9.6%**	**1.7%**	**0%**	**0%**	**0%**	**7.9%**	**0%**								**9.6%**		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CapEx of Taxonomy-non-eligible activities		**7,008**	**90%**																
TOTAL		**7,749**	**100%**																



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.8.3.4. Operating expenses (OpEx)

As established in the Regulation, the denominator includes direct non-capitalised costs related to short-term leases, maintenance and repairs, and any other direct expenditures relating to the day-to-day servicing of property, plant and equipment assets that are necessary to ensure the continued and effective functioning of such assets. Operating costs associated with activity 5.1. under the circular economy objective are also included.

Expenditure has been classified, in accordance with its nomenclature and codes in the tables, under the following headings:

- **A.1. Taxonomy-eligible and Taxonomy-aligned activities (0.2 million euros):** digital services/solutions aimed at providing data and analysis to reduce GHG emissions from other activities (CCM 8.2.).

- **A.2. Taxonomy-eligible but not Taxonomy-aligned activities (27 million euros):** refurbishment, repair and maintenance of customer equipment (CE 5.1.).

- **B.Taxonomy-non-eligible activities (2,686 million euros).**

OpEx information is shown below in accordance with the template of Annex V of Delegated Regulation (EU) 2023/2486.



Consolidated management report

**Sustainability
Report**


Index

1.
General
information

**2.
Environmental
information**

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Proportion of OpEx derived from products or services associated with Taxonomy-aligned economic activities – disclosure covering financial year 2024

Financial year		2024		Substantial contribution criteria						DNSH criteria ("Does Not Significantly Harm") (8)									
Economic Activities	Code	OpEx	Proportion of OpEx, year N	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) OpEx, year N-1	Category enabling activity	Category transitional activity
		€M	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Data-driven solutions for GHG emissions reductions	CCM 8.2.	0.2	0.01%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.01%	E	
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**0.2**	**0.01%**	**0.01%**	**0%**	**0%**	**0%**	**0%**	**0%**								**0.01%**		
Of which enabling		**0.2**	**0.01%**	**0.01%**	**0%**	**0%**	**0%**	**0%**	**0%**								**0.01%**	**E**	
Of which transitional		**0**	**0%**	**0%**													**0%**		
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned)																			
				EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL										
Repair, refurbishment and remanufacturing	CE 5.1.	27	1.0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								1.0%		
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned) (A.2)		**27**	**1.0%**	**0%**	**0%**	**0%**	**0%**	**1.0%**	**0%**								**1.0%**		
A. OpEx of Taxonomy eligible activities (A.1+A.2)		**27**	**1.0%**	**0%**	**0%**	**0%**	**0%**	**1.0%**	**0%**								**1.0%**		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
OpEx of Taxonomy-non-eligible activities		**2,686**	**99%**																
TOTAL		**2,713**	**100%**																



Consolidated management report

Sustainability
Report

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

2.8.4. Compliance with the technical screening criteria

For each of the activities identified as eligible, the substantial contribution and do no significant harm criteria must be assessed. In addition, the Group's compliance with the social minimum safeguards must be verified.

The main actions carried out by Telefónica to assess the alignment of the eligible activities are detailed below, except for Activities 6.5. Transport by motorbikes, passenger cars and light commercial vehicles and 7.7. Acquisition and ownership of buildings.

Regarding the rest of the activities, the Company is analysing methodologies to carry out the corresponding evaluation and determine its alignment.

2.8.4.1. Substantial contribution to climate change mitigation

8.2. Data-driven solutions for GHG emissions reductions

To address the technical screening criteria, the services were grouped into solutions such as teleworking, smart mobility solutions, or e-health solutions, among others.

The substantial contribution of data-driven solutions depends on the fulfilment of two technical screening criteria.

First, the ICT solutions must be predominantly used to provide data and analytics enabling GHG emissions reductions.

There are many sectoral studies and methodologies, both internal and third-party, that evaluate, identify and, in some cases, quantify the climate impacts and emissions reductions associated with the use of digital solutions (e.g. GSMA's *The Abatement Effect* and the GeSI *Mobile Carbon Impact* report).

In addition, Telefónica carries out projects and methodologies to evaluate the impact of its solutions such as life cycle assessment of some solutions, calculating emissions avoided based on internationally recognized standards or the Eco Smart seal to identify products and services with environmental benefits.

The substantial contribution of energy efficiency and virtualisation solutions applied to the telecommunications network has also been analysed and demonstrated.

The second technical criterion, which is related to life cycle analysis, is not considered applicable to the categories of solutions described above, as there are no alternative solutions on the market.

7.6. Installation, maintenance and repair of renewable energy technologies

This activity involves the installation of solar panels in homes and businesses and is consistent with the individual measures that have been determined to ensure a substantial contribution to climate change mitigation.

2.8.4.2. Substantial contribution to the transition to a circular economy

5.5. Product-as-a-service and other circular models

For the substantial contribution analysis, Telefónica has taken into account B2C equipment associated with the services included in this taxonomy activity.

From the contractual perspective, it has been determined that the conditions of the contracts guarantee: that Telefónica remains the owner of the device; that a payment is made for access to the service, requiring the device to be provided under a renting or similar arrangement; and that there is an obligation to return/collect the equipment at the end of the contract.

Another technical aspect for evaluating and determining compliance with this technical criterion relates to the composition and design of the packaging for the devices. In this regard, Telefónica has analysed the technical specifications of the packaging used as part of the service provision so as to evaluate aspects related to the use of recycled materials and the sustainable management of raw materials utilised, as well as the design for reuse of the packaging.

Only the proportional share of KPIs that meets the aforementioned points is taken into account.

2.8.4.3. Do No Significant Harm to other activities

Climate change mitigation

The analysis has shown that the activity is carried out based on a strategy of accounting for and reducing GHG emissions in the context of Telefónica's corporate decarbonisation targets.

Climate change adaptation

As a new development this year, Telefónica's climate risk analysis also takes into account activities contributing to the circular economy objective, which are those related to equipment refurbishment (5.1.), the sale of second-hand devices (5.4.) and the logistics of equipment leased to customers and businesses (5.5.). Regarding the activity of solar panel installation (7.6.), no material physical climate risks have been identified.

To this end, Telefónica assessed the physical risk of climate change using the most up-to-date climate



Consolidated management report

Sustainability Report

Index

1. General information

2. **Environmental information**

3. Social information

4. Governance information

5. Sustainability notes

projections (AR6), covering both SSP1-2.6 (global temperature increase by the end of the century of no more than 2°C) and SSP5-8.5 (global temperature increase by the end of the century of around 4°C) climate scenarios and time horizons up to 2030, 2040 and 2050.

Accordingly, Telefónica has updated its adaptation plan to further strengthen adaptation to the effects of climate change and reduce exposure to identified physical risks.

Sustainable use and protection of water and marine resources

Telefónica's water consumption mainly comes from sanitary use and to a lesser extent from cooling. The cooling systems at data centres are closed loop systems. Therefore, there are no discharges into freshwater or marine waterways that could cause significant harm.

Transition to a circular economy

With regard to the management of waste at the end of the useful life of electrical and electronic equipment, Telefónica has entered into contractual agreements for the collection of waste and verifies that the waste management company is authorised and monitors the waste appropriately. In addition, the appropriate documentation is in place to ensure compliance with the directives applicable to the equipment purchased that forms part of the Company's operations.

Pollution prevention and control

Telefónica has assessed the following aspects through confirmation by suppliers of electrical and electronic equipment of the Company's environmental declarations:

- In line with the provisions of the REACH Regulation, the supplier declares that the products it supplies to Telefónica do not exceed 0.1% by weight of the substances described. Otherwise, there is no alternative with a complete absence of any of these substances. Furthermore, the absence of products with added mercury has been verified.

- In line with the provisions of the RoHS directive, the supplier declares that the products it supplies to Telefónica do not exceed the limits established in Annex II.

2.8.4.4. Social minimum safeguards

For an economic activity to qualify as environmentally sustainable, it must be carried out in accordance with the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights. The assessment of Telefónica's compliance also takes into account the Platform on Sustainable Finance's Report on Minimum Safeguards published in October 2022.

Telefónica respects and promotes human rights throughout its entire value chain. For this reason, it has a due diligence system in place that includes policies, regular adverse impact assessment procedures, management measures to prevent and mitigate identified potential impacts, monitoring and communication procedures, and complaint and remedy mechanisms. It also has policies and procedures in place regarding, inter alia, competition, anti-corruption, responsible business, conflicts of interest and fiscal responsibility, in order to reinforce the Group's commitment to social rights and sustainable growth.

2.8.5. Other information related to the Taxonomy

2.8.5.1. Telecommunications networks in the Taxonomy

The application of the Taxonomy's regulatory framework has generated uncertainty and doubt about its interpretation in the market. In the ICT sector, the main issue has centred around activity 8.2. and whether or not telecommunications networks are included within its scope.

In November 2024, Connect Europe (formerly ETNO) together with GSMA, Nokia, Ericsson and ECTA, published the sectoral Position Paper Unlocking sustainable finance to achieve Europe´s Digital Decade targets highlighting the importance of including telecommunications networks as a new activity in the upcoming revision of the Taxonomy Climate Delegated Act. Telefónica has actively participated in this initiative alongside the sector.

The conclusions of the EU Council on the White Paper "How to master Europe's digital infrastructure needs?" acknowledge that widening the scope of the EU Taxonomy for green investments in electronic communications networks can create incentives to attract the investments necessary to roll out more environmentally sustainable networks.

In line with this evolution, in January 2025, the EU Platform on Sustainable Finance (PSF) published a draft report on activities and technical screening criteria to be updated or included in the EU Taxonomy. This report lists telecommunications networks as a new activity within the European Commission's mandate.

These developments reflect the growing recognition of the strategic role that telecommunications networks play in Europe's digital and green transition, as well as the need for a regulatory framework that facilitates investment in sustainable digital infrastructure.



Consolidated management report

Sustainability Report

Index

1. General information

2. **Environmental information**

3. Social information

4. Governance information

5. Sustainability notes

2.8.5.2. Summary tables by environmental objective (footnote c)[1] in accordance with Annex V of Delegated Regulation (EU) 2023/2486

Proportion of turnover/Total turnover		
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	1.9%	4.2%
CCA	0%	0%
WTR	0%	0%
CE	1.1%	2.0%
PPC	0%	0%
BIO	0%	0%

Proportion of CapEx/Total CapEx		
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0.4%	1.7%
CCA	0%	0%
WTR	0%	0%
CE	7.0%	7.9%
PPC	0%	0%
BIO	0%	0%

Proportion of OpEx/Total OpEx		
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0.01%	0.01%
CCA	0%	0%
WTR	0%	0%
CE	0%	1.0%
PPC	0%	0%
BIO	0%	0%

---

[1] The following codes are used as abbreviations for the objectives: — Climate change mitigation: CCM — Climate change adaptation: CCA — Water and marine resources: WTR — Circular economy: CE — Pollution prevention and control: PPC — Biodiversity and ecosystems: BIO.



Consolidated management report

Sustainability Report

Index

1. General information

2. **Environmental information**

3. Social information

4. Governance information

5. Sustainability notes

2.8.5.3. Information on activities related to nuclear energy and fossil gas listed in Annex III of Delegated Regulation 2022/1214

Nuclear energy related activities

1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	No
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	No
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	No

Fossil gas related activities

4	The undertaking carries out, funds or has exposures to the construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	No
5	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	No
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	No



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.9. ESRS E1 - Climate change

2.9.1. Governance

E1.ESRS 2 - GOV 3

Telefónica integrates climate change and sustainability issues into its organisational culture through several lines of action: allocating responsibilities within its governance structure, developing policies and aligning ESG targets with employees' variable incentives.

The climate change and energy strategy is part of the Company's Responsible Business Plan, which is approved by the Board of Directors. The Sustainability and Regulation Committee, the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee, in accordance with the duties specified in their respective rules of procedure, supervise its implementation and related risks, and monitor the targets.

E1.GOV-3_01

Variable remuneration linked to climate considerations

The design of the variable remuneration is set out in the Remuneration Policy of the Directors of Telefónica S.A. The policy is approved by the General Shareholders' Meeting of the Company at least every three years as a separate item on the agenda, following approval by the Board of Directors of the proposal made by the Nominating, Compensation and Corporate Governance Committee.

The variable remuneration seeks to encourage the attainment of the Company's short- and long-term targets.

Therefore, a percentage of employees' variable remuneration is linked to objectives related to climate change and reductions in Scopes 1 and 2 greenhouse gas (GHG) emissions. These objectives are predetermined, specific, quantifiable and material. They are put forward by the Nominating, Compensation and Corporate Governance Committee and set and assessed by the Board of Directors, which also monitors them to verify that they are aligned with Telefónica's interests.

The short-term variable remuneration scheme is applicable to all Group employees, including executive directors and executives, while the long-term incentive plan applies only to the executive directors and other executives.

E1.GOV-3_02

For each plan, for both the Short-Term Incentive and the Long-Term Incentive, a variable compensation percentage of 5% has been defined, which is associated with the following climate-related considerations:

E1.GOV-3_03

Short-term variable remuneration is directly linked to annual reductions in absolute Scopes 1 and 2 GHG emissions (tCO_2e). This annual reduction target is in line with the Company's reduction targets for these Scopes (see section 2.9.4. Metrics and targets).

For the purpose of calculating the payment coefficient corresponding to each level of achievement of an annual objective, Telefónica has determined a performance scale that includes a minimum threshold below which no incentive is accrued. In the case of 100% achievement of a predetermined objective, the target amount of the short-term variable remuneration will be paid. In the case of maximum achievement of the objectives, the maximum amount of the short-term variable remuneration will be paid.

Climate-related metric linked to short-term variable remuneration

Metric	Weighting	Payout levels (% of target)			% of maximum weighted payment
		Minimum	Target	Maximum	
Climate Change - GHG emissions reduction (Scopes 1 and 2)	5%	50%	100%	125%	6.25%



Consolidated management report

Sustainability Report

Index

1. General information
2. **Environmental information**
3. Social information
4. Governance information
5. Sustainability notes

Long-term variable remuneration is linked to the level of neutralisation/offsetting of the Telefónica Group's Scopes 1 and 2 emissions, with payment of this part of the incentive additionally dependent on a minimum level of Scopes 1 and 2 emissions reductions being achieved. In the definition of the metric, neutralisation/offsetting is defined as the purchase of carbon credits to absorb or reduce CO2 emissions from the atmosphere.

Based on a proposal made by the Nominating, Compensation and Corporate Governance Committee, the Board of Directors has determined a performance scale that includes a minimum threshold of 90% achievement below which no incentive will be accrued. The fulfilment of the 90% threshold will result in 2.5% of the theoretical shares granted being delivered, and a maximum level of 100% achievement will result in 5% of the theoretical shares granted being delivered.

Climate-related metric linked to long-term variable remuneration

Metric	Weighting (%)	Company results	Incentive to be accrued (%)
Neutralisation / Offsetting of Scope 1+2 CO$_2$e emissions (Scopes 1 and 2)	5%	100% achievement	100%
		90% achievement	50%
		Below 90% achievement	0%

For further information on remuneration and the Group's variable compensation system, see:

🔗 2.4.4. Integration of sustainability-related performance into incentive schemes

E1-1

2.9.2. Strategy

E1-1_01

Telefónica's Climate Action Plan (CAP) defines the Company's transition plan for mitigating and adapting to climate change, sets forth the energy and climate change strategy and shows how it is integrated throughout the Company.

The Company's strategy and business model are aligned with scientific climate recommendations, so both are compatible with the transition to a low-carbon economy and the 1.5°C scenario of the Paris Agreement[1].

E1-1_14

The CAP is approved on an annual basis by the Board of Directors, following analysis by the Sustainability and Regulation Committee. Telefónica's Energy and Climate Change Office, together with the different areas of the Group that are involved in the development of actions aimed at achieving the emissions reduction targets, keep the plan updated and report any substantial modification to the Sustainability and Regulation Committee and/or to the Board of Directors in advance.

E1-1_02

Integrated into Telefónica's governance model, the CAP includes both the emissions of the current year and historical emissions, as well as emissions reduction targets. Telefónica's ambition is to achieve net zero emissions by 2040 at a global level, of Scopes 1, 2 and 3 emissions, including emissions associated with its value chain. In addition to this long-term target, Telefónica's decarbonisation plan includes short- and medium-term targets, which are described in more detail in section 2.9.4. Metrics and targets. These targets are validated by the Science-Based Targets initiative (SBTi)[2].

Specifically, the compatibility of the targets with the 1.5°C limit is described in the Science-based targets section.

Decarbonisation levers and adaptation and mitigation actions

E1-1_03

The Climate Action Plan is Telefónica's roadmap to reach net zero emissions by 2040. It takes the identification of climate-related risks and opportunities as its starting point, and defines the key decarbonisation levers and specific mitigation and adaptation actions for achieving the Company's climate targets.

The CAP intends, among its objectives, to optimise Telefónica's internal processes in order to reduce operational emissions (Scopes 1 and 2). To this end, the Company has in place an Energy Efficiency Plan, which aims to reduce energy consumption, and a Renewable Energy Plan, which focuses on increasing the use of renewable energy as opposed to fossil sources.

---

[1] The Paris Agreement aims to keep the global average temperature increase to well below 2°C and preferably to 1.5°C compared to pre-industrial levels.

[2] To validate targets, the Science-Based Targets initiative (SBTi) requires that companies' targets are science-based, i.e. consistent with the level of decarbonisation required to keep the global temperature increase to 1.5°C. To this end, they define the overall emissions reductions that a company must achieve to align with global net zero. Specifically, in the cross-sectoral pathway, the science-based long-term targets are equivalent to an absolute reduction of at least 90% of a company's total GHG emissions (Scopes 1, 2 and 3) compared to the base year.



Consolidated management report

Sustainability
Report

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

For value chain emissions (Scope 3), the CAP defines and fosters cooperative action with suppliers. Furthermore, integrating circularity criteria at the Company, such as the refurbishment and reuse of fixed customer equipment or the consideration of environmental criteria in procurement processes, extends the lifespans of equipment and avoids emissions associated with the extraction of the materials needed to manufacture new devices.

For further information about decarbonisation levers, please refer to section 2.9.3.2. Action plans, which details Telefónica's adaptation and mitigation measures.

In addition to the decarbonisation levers, the CAP includes commercial actions, describing how Telefónica helps its B2B and B2C customers avoid generating GHG emissions, due to connectivity and the use of digital solutions (these emissions do not contribute to reducing the Telefónica Group's carbon footprint). It also incorporates economic considerations, including the sustainable financing model and the internalisation of carbon pricing mechanism as a decision-making driver.

E1-1_15

In addition to defining the emissions reduction targets, the Company's climate strategy incorporates specific KPIs that demonstrate Telefónica's performance against the planned targets and how the Group is working to achieve them within the timeframe set.

Furthermore, if any of the initial targets have already been reached, Telefónica considers modifying them or redefining one or more of the associated targets.

E1-1_07

Both the assets of the Telefónica Group and the products it sells are mainly powered by electricity. Given that the Company and the electricity generation mix of the countries in which it operates are in transition to renewable sources, it is estimated that the locked-in emissions from Telefónica's key assets and products are not relevant and will not hamper the achievement of net zero emissions in 2040.

E1-1_12

Telefónica is not subject to the exclusions applicable in the EU Paris-aligned benchmarks.

E1. ESRS 2 - IRO 1, E1. ESRS 2 - SBM 3

2.9.3. Impacts, risks and opportunities

The material impacts that Telefónica has identified in ESRS E1 – Climate change as a result of the double materiality assessment are the following:

Sustainability topics		Description and typology of the impact	Value chain and specific activity[3]							
		SBM-3_01, SBM-3_04, SBM-3_05, SBM-3_06	SBM-3_03, SBM-3_07							
Code	Subtopic	Impact detail	Procurement	Research and development	Operations	Support activities	Products and services	Marketing	Use	After-sales
E1_IN01	Climate change adaptation	**Actual negative impact:** disruption of services to customers as a result of climate change-related effects **Linkage:** business model **Scope:** all geographies	x		x				x	
E1_IN02	Climate change mitigation	**Actual negative impact:** contribution to climate change through Scopes 1 and 2 greenhouse gas emissions **Linkage:** business model **Scope:** all geographies	x		x					
E1_IN03	Climate change mitigation	**Actual negative impact:** contribution to climate change through indirect Scope 3 greenhouse gas emissions **Linkage:** business model **Scope:** all geographies	x				x	x	x	x
E1_IN04	Energy	**Actual negative impact:** environmental impact associated with the generation of electricity consumed by the Telefónica Group **Linkage:** business model **Scope:** all geographies	x		x					

[3] Upstream includes Procurement; Operations includes Research and Development, Operations, Support Activities, Products and Services; Downstream includes Marketing, Use, After Sales.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Sustainability topics		Description and typology of the impact	Value chain and specific activity[3]							
		SBM-3_01, SBM-3_04, SBM-3_05, SBM-3_06	SBM-3_03, SBM-3_07							
Code	Subtopic	Impact detail	Procurement	Research and development	Operations	Support activities	Products and services	Marketing	Use	After-sales
E1_IP01	Climate change mitigation	Actual positive impact: avoided Scopes 1 and 2 greenhouse gas emissions due to the shift to renewable energy sources and the implementation of energy efficiency measures Linkage: strategy Scope: all geographies			x					
E1_IP02	Climate change mitigation	Actual positive impact: helping and accelerating customers' decarbonisation, avoiding the emission of greenhouse gases Linkage: strategy Scope: all geographies							x	

The material risks and opportunities that Telefónica has identified in ESRS E1 – Climate Change as a result of the double materiality assessment are the following:

Sustainability topics		Description and typology of the risk or opportunity	Value chain and specific activity[4]							
		SBM-3_02, IRO-1_08	SBM-3_03, SBM-3_07							
Code	Subtopic	Risk or opportunity detail	Procurement	Research and development	Operations	Support activities	Products and services	Marketing	Use	After-sales
E1_RI01	Climate change adaptation	Impact risk: risk of decreased revenues due to service unavailability and increased operational costs due to replacement of damaged assets. This is a consequence of extreme weather events (acute physical risk) or due to progressive changes in climate variables (chronic physical risk).	x		x				x	
E1_RI02	Climate change mitigation	Impact risk: transition risk arising from higher costs associated with the implementation of carbon taxes or fees, or from the rise in prices of carbon credits used to offset and neutralise Scope 1 and 2 emissions.	x		x					
E1_RI03	Climate change mitigation	Impact risk: transition risk due to rising prices of carbon credits for offsetting and neutralising Scope 3 emissions	x				x	x	x	x
E1_RI04	Energy	Impact risk: market transition risk due to increased operational costs (owing to increased energy prices as a result of new regulations or resource scarcity)	x		x					
E1_OP01	Climate change mitigation	Opportunity: possibility of access to sustainable sources of financing due to low-emission generation			x					
E1_OP02	Climate change mitigation	Opportunity: growth in business volume linked to the development of digital products and services that enable the decarbonisation of other sectors of the economy					x		x	
E1_OP03	Energy	Opportunity: cost optimisation through the implementation of Telefónica's Energy Efficiency Plan	x		x					
E1_OP04	Energy	Opportunity: lower grid energy costs due to Telefónica's Renewable Energy Plan, which includes Power Purchase Agreements (PPAs)	x		x					

[4] Upstream includes Procurement; Operations includes Research and Development, Operations, Support Activities, Products and Services; Downstream includes Marketing, Use, After Sales.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Material climate-related risks

E1.SBM-3_01

Telefónica has performed a resilience analysis that seeks to assess its capacity to adjust or adapt its strategy and business model to climate change in the short, medium and long term. This provides a holistic approach to the potential negative and positive effects of climate change on Telefónica, and helps with the identification of adaptation and mitigation measures that minimise the negative effects and maximise the positive effects. The analysis included the assessment of climate-related physical and transition risks and opportunities.

Physical risks are understood as being the effects of climate change that may be triggered by (acute) events or long-term (chronic) changes in climate patterns. Transition risks are understood as being the effects derived from the transformation of the economy and society into a low-emissions scenario.

To identify each of these types of risks/opportunities, the list of climate-related hazards and transition events in ESRS 2 IRO-1 AR11 of the CSRD was taken into account. This made it possible to include in the analysis multiple climate-related hazards, some of which were considered not applicable to Telefónica. The following list shows the potentially material risks and opportunities for the Group:

Physical risks

Type of climate hazard	Climate hazard	Type of risk	Type of climate hazard	Climate hazard	Type of risk
Temperature (E1_RI01)	Changing temperature (air, freshwater, marine water)	Chronic	Water (E1_RI01)	Sea level rise	Chronic
	Extreme heat	Acute		Drought	Acute
	Extreme cold	Acute		Flood (coastal, fluvial, pluvial, ground water)	Acute
	Wildfire	Acute	Solid mass (E1_RI01)	Landslide	Acute

Transition risks

Statutory / Legal	Increased operational costs due to carbon taxes on energy suppliers (E1_RI02)
Market	Exposure to changes in carbon credit prices (E1_RI02, E1_RI03)
	Changes in the cost of energy due to electricity consumption (E1_RI04)

Transition opportunities

Resource efficiency	Improvement of energy efficiency and subsequent optimisation of costs in networks and operations (E1_OP03)
Energy sources	Consumption of renewable energy through power purchase agreements (PPA) and subsequent reduction in operational costs (E1_OP04)
Products and services	Growth of the business linked to the development of products and services that enable the decarbonisation of other sectors of the economy (E1_OP02)
Market	Possibility of accessing sources of sustainable finance due to low-emission generation (E1_OP01)



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

E1.SBM-3_02

The resilience analysis took into consideration the Company's operations in its main markets: Spain, Germany and Brazil, as well as in Argentina, Colombia, Chile and Peru, which together represent 91% of total revenues.

The scope of the analysis centres on the Group's main economic activities, specifically on telecommunications services (fixed, network, mobile network and others), television and radio broadcasting programs, data processing and hosting, and IT consulting and installations. With regard to the assets included, base stations, data distribution centres (switching centres/MTSO), data processing centres and warehouses were taken into account, as they are the most representative of the Company's activity and are more exposed to the effects of climate change. Linear infrastructure, both terrestrial and submarine, was not included, nor were less representative assets such as shops, offices, workshops and landing stations.

Taking into account upstream value chain activities, it was identified that energy suppliers could experience an increase in costs deriving from factors such as the occurrence of extreme climate events like drought and the implementation of new climate-related regulations (E1_RI01, E1_RI04). This could imply a risk for the Group, as these increases in costs would be passed on to Telefónica through electricity prices.

On the other hand, a positive impact was identified (E1_OP02) in the downstream activities, linked to growing demand from customers for low-carbon products and services, driven by the need for technological solutions that contribute to their decarbonisation and improved sustainability.

Phases of the resilience analysis

E1.SBM-3_03, E1.SBM-3_04

The resilience analysis performed in 2024 was based on the following activities:

- Identification of risks and opportunities applicable to the Company: in order to comply with the new reporting requirements, the list of hazards included in the European Taxonomy and CSRD regulations was used as a starting point for physical risks. In the case of transition risks, the reference point was the list of events included in the CSRD based on the Task Force on Climate-related Financial Disclosures (TCFD). Based on this list, Telefónica identified the applicability of the hazards and events in view of their nature and the Group's activity.

- Sessions with expert teams for an initial qualitative assessment of the importance of the risks and opportunities: after identifying the applicable risks and opportunities in view of the geographical region, sector and specific characteristics of the Company, overview sessions were held with different internal teams and with the support of an external consultancy specialising in climate risk analysis to incorporate their expertise into the assessment. The goal of these sessions was to increase awareness among the expert teams of the importance of certain risks, leveraging their knowledge of the Company's history and context. This approach made it possible to rule out climate-related risks and opportunities that were initially considered potentially applicable.

- Scenario analysis: with the goal of assessing the risks and opportunities quantitatively, a scenario analysis was carried out to explore different futures and their potential impacts on Telefónica. To cover a wide range of possibilities, two scenarios were considered for physical risks: a low-emissions scenario (SSP1-2-6) and a high-emissions scenario (SSP5-8.5)[5].

For the transition risks, the Network for Greening the Financial System (NGFS)[6] Net Zero 2050 scenario was used, in line with current socio-economic trends and global decarbonisation commitments. For further details on the assumptions in the scenarios and hypotheses on the impact the transition to a lower carbon economy will have, see the Physical risk scenario analysis and Transition risk scenario analysis subsections.

- Adaptation Plan: after having identified the potentially material risks and opportunities, Telefónica developed an Adaptation Plan with the aims of reducing the potential adverse effects of the risks and maximising the opportunities. This plan involves a set of activities designed to improve the Company's resilience to potentially material climate-related risks and to seize the opportunities identified.

E1.SBM-3_05

Three time horizons were defined for the resilience analysis to allow the Company to analyse the possible effects of climate change and assess the potential impacts on its strategic goals.

In line with the main recommendations of the TCFD, the time horizons used in the analysis were: 2030 for the short-term time horizon, 2040 for the medium-term and 2050 for the long-term time horizon. For further details about the time horizons used in the analysis of risks and opportunities, see the Time horizons used subsection.

---

[5] IPCC (2021). Climate Change 2021: The Physical Science Basis. Contribution of Working Group I to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change.
[6] NGFS (2024). NGFS Long-term Climate Scenarios – Phase V: High-level Overview. Network for Greening the Financial System.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

E1.SBM-3_06

Results of the resilience analysis

The resilience analysis made it possible to identify the potentially material climate-related physical and transition risks and opportunities for the Company, based on diverse scenarios and time horizons. This analysis provides a broad understanding of Telefónica's exposure and adaptation capacity in a context of climate challenges. Telefónica does not identify any of the physical or transitional risks, independently, as material. However, when considered together, they do exceed the materiality threshold established by the Group for all the scenarios and time horizons used in the analysis.

The resilience analysis concludes that the opportunities derived from the transition to a low-carbon scenario are greater than the potential risks derived from climate change.

All the climate scenarios used in the analysis deal with uncertainties arising out of political, technological and social factors, such as the fulfilment of international and national climate commitments. In addition, the resolution of the available climate projections could result in under- or over-estimations of the assessed hazards. To address these uncertainties, Telefónica regularly reviews its risk analysis.

It is also important to mention that Telefónica's Adaptation Plan is mainly designed and structured at the organisational level and by asset type, with actions determined according to the general characteristics of the assets and infrastructure. The actions included in the plan, such as the consumption of renewable energy and energy efficiency projects, are carried out in all the countries in which Telefónica operates so that the assets at risk may be taken into account when defining the business strategy, investment decisions and current mitigation activities.

Although this approach makes it possible to establish initial strategic measures, it adds an element of uncertainty to the resilience analysis, as the measures in the plan are not specific to each asset exposed to a particular risk. However, the approach makes it possible to prioritise actions and make strategic decisions in the initial stages. Telefónica plans to move towards a more detailed analysis to reduce these uncertainties in the future, further strengthening the effectiveness of adaptation and mitigation actions.

E1.SBM-3_07, E1-1_13

Climate change adaptation and mitigation

Telefónica integrates the risks and opportunities identified into its business model through the Climate Action Plan, which is included in the Company's strategy and financial planning. Through the diversification of products and services, sustainable financing models, and mitigation and adaptation measures such as the consumption of renewable energy and energy

efficiency, the Company takes climate change into consideration in its strategy and financial planning. For further information on adaptation and mitigation measures, and for sustainable financing models, see section 2.9.3.2. Action plans.

E1.IRO-1_01

Impact on climate change

Telefónica recognises and analyses its impact on climate change through an annual quantification of the greenhouse gas (GHG) emissions generated both as a result of its operations (Scopes 1 and 2 emissions) and throughout its value chain (Scope 3 emissions). The GHG inventory is monitored and verified by a third party on an annual basis. The aim of this process is to ensure that emissions are reported accurately and transparently, in line with the best international practices of the GHG Protocol and the new requirements of the CSRD. For further information on the Group's emissions, see section 2.9.4.3. GHG emissions in this chapter.

E1.IRO-1_04, E1.IRO-1_11

Process to identify and assess climate change-related risks and opportunities

As described in the Phases of the resilience analysis subsection, the scenario analysis is a key stage in assessing the Group's resilience. This analysis is performed exclusively on physical hazards and transition events considered potentially material to Telefónica's business, and is based on the expert judgement and internal know-how of the different areas participating in the process.

E1.IRO-1_03, E1.IRO-1_05, E1.IRO-1_08, E1.IRO-1_10, E1.IRO-1_15

Time horizons used

In line with Telefónica's strategic targets, the climate-related risk analysis was structured around three time horizons: 2030, 2040 and 2050, for which the climate variables of the SSP1-2.6, SSP5-8.5 and NGFS Net Zero scenarios were analysed.

This selection meets the need to anticipate, manage and mitigate climate-related physical and transition risks in a comprehensive manner, as it ensures that these analyses are aligned with the Company's climate strategy and commitments. These horizons make it possible to tackle both immediate needs and long-term challenges and opportunities, with the results being integrated into strategic planning:

- Short-term (2025–2030): aligns with the Company's Scopes 1, 2 and 3 emissions reduction targets approved by the SBTi (Science-Based Targets initiative). During this period, Telefónica's strategic focus will primarily be on compliance with increasingly stringent climate regulations, accelerated adoption of renewable energy and energy efficiency improvements across all operations.

- Medium-term (2030–2040): represents a critical period in which the physical risks, especially acute



Consolidated management report

Sustainability Report

Index

1. General information

2. **Environmental information**

3. Social information

4. Governance information

5. Sustainability notes

climate events such as storms and floods, start to intensify while the transition risks, such as technological and regulatory changes, also intensify. In this time horizon, Telefónica will work on implementing measures to tackle Scope 3 emissions, which include those of its entire value chain, in line with its target of net zero by 2040. This period marks a key point for establishing the resilience of the infrastructure and operations.

- Long-term (2040–2050): mainly focused on chronic physical risks such as sea level rise, prolonged droughts and sustained changes in temperature, this time horizon is critical for the sustainability of the Company's operations in a changing climate-related environment. Given that Telefónica's main infrastructure has a long operating life cycle, this horizon is crucial for planning its adaptation to the projected risks beyond current commitments. The measures taken during this period will consolidate the Company's resilience and its capacity to operate in future climate conditions.

This integration aims to ensure that short- and medium-term targets support a consistent transition towards the achievement of long-term climate commitments.

In addition, the impact of each risk and opportunity was analysed over the three time horizons to understand the evolution of these risks over time.

E1.IRO-1_02, E1.IRO-1_06, E1.IRO-1_07, E1.IRO-1_17, E1.IRO-1_18

Physical risk scenario analysis

As part of the resilience analysis, Telefónica assessed the physical risks it is exposed to, using asset-level data for its main markets: Spain, Germany and Brazil, as well as for Argentina, Colombia, Chile and Peru, which together represent 91% of total revenues. Geolocation data was used for the main types of assets (data distribution centres, base stations, data processing centres and warehouses). This data was integrated with climate projection models obtained from the European climate observation programme, the Copernicus Climate Change Service (C3S). This system provides advanced and high-resolution data about climate variables such as the monthly average of average daily temperatures, the number of days in a month with maximum temperatures above 40°C, the number of frost days per month and consecutive dry days in a year. The use of these variables makes it possible to analyse the specific risks the Company's assets are exposed to.

For the Copernicus variables used for the scenario analysis, Telefónica used combined projections of the shared socio-economic scenarios (SSP) with the representative emissions concentration trajectories (RCP), based on the latest IPCC[7] AR6 report. These scenarios were employed for their ability to provide a robust and up-to-date framework for climate risk analysis that was in line with the best available sources and methodologies. SSP projections focus on socio-economic trajectories and how factors such as population, economics and technology may influence future emissions, whereas RCPs focus on greenhouse gas (GHG) concentrations and the resulting radiative forcing, without detailing the socio-economic causes behind these concentrations.

To assess a wide range of potential impacts derived from the physical risks to Telefónica's assets, two opposing scenarios were chosen:

- SSP1-2.6: this scenario (considered in the analysis as 'optimistic') captures the conditions of SSP1 and RCP2.6 and projects a future in which policies focus on human well-being, development of clean technologies and preservation of the natural environment. It projects an economic growth based on energy efficiency, characterised by lower consumption. In line with these assumptions, a temperature increase of 1.5°C-2°C above pre-industrial levels is projected by 2100.

- SSP5-8.5: This scenario (considered in the analysis as 'pessimistic') incorporates the conditions of SSP5 and RCP8.5 and projects a future in which policies focus on the free market and society continues to be fossil fuel intensive. In line with these assumptions, temperatures and GHG emissions are projected to continue to rise, leading to a temperature increase of 5.5°C compared to pre-industrial levels by 2100 and an increase in economic impacts due to the effects of climate change.

For this analysis, the likelihood and duration of climate-related hazards were determined by the projections of the variables drawn from Copernicus and NASA[8] models. Likewise, the potential magnitude of the damage was determined by combining the climate variables from Copernicus (e.g. consecutive dry days in a year and the fire weather index) with the damage curve or electricity consumption per country. Damage curves are graphical or mathematical representations that describe the percentage of the damage or the economic loss based on the severity of a climate hazard. They were

---

[7] IPCC (Intergovernmental Panel on Climate Change) is the United Nations body responsible for assessing scientific knowledge on climate change and its impacts. NASA is the US space agency responsible for space exploration and the study of the Earth, including the observation and analysis of climate change.
[8] NASA is the US space agency responsible for space exploration and the study of the Earth, including the observation and analysis of climate change.



Consolidated management report

Sustainability Report

Index

1. General information

2. **Environmental information**

3. Social information

4. Governance information

5. Sustainability notes

drawn from CLIMADA[9], a well-known database for assessing climate-related risks.

In order to calculate the financial impact, the likelihood, magnitude and duration were combined with specific information such as the geolocation of the assets, their economic value and other relevant variables, like energy prices or energy consumption at the asset-type level.

The consequences of the physical risks were divided into three main impact categories, each with a specific calculation methodology.

- Energy consequences: linked to the increase in energy consumption and the variability of electricity prices as a result of the physical risks.

- Consequences of the failure/destruction of assets: related to the deterioration, loss in value or total destruction of the assets.

- Consequences of lost profits: referring to the loss of revenues due to the interruption of the services offered by the affected assets.

To estimate the impacts, two methodological approaches were defined:

- Methodology for calculating the impact of risks with energy consequences: Telefónica's assets were included using their geographic coordinates. This information was combined with internal energy consumption data at country level, real data linked to the variability of electricity prices by climate event and country, and the Copernicus climate variable projections associated with each risk.

- Methodology for calculating the impact of risks with consequences of failure/destruction of assets and lost profits: Telefónica's assets were included using their geographic coordinates. This information was combined with the Copernicus and NASA variables associated with each risk, as well as the economic valuations of each asset and the damage curves from the CLIMADA model.

Transition risk scenario analysis

E1.IRO-1_09, E1.IRO-1_12, E1.IRO-1_13, E1.IRO-1_19, E1.IRO-1_20

As part of the resilience analysis, Telefónica assessed the transition risks it is exposed to. The scope of the analysis focused on the Group's main economic activities, specifically on telecommunications services (fixed network, mobile network and others), television and radio broadcasting programs, data processing and hosting, consulting and IT installations, in Spain, Germany, Brazil, Argentina, Colombia, Chile and Peru, which together represent 91% of total revenues.

For transition risk the Network for Greening the Financial System (NGFS) Net Zero 2050 scenario was used, which is consistent with the Paris Agreement and a future where global temperature rise is limited to 1.5°C.

For this analysis, the likelihood and magnitude of transition events were determined by the socio-economic variables drawn from either the NGFS scenario or the quantitative projections prepared by Telefónica (e.g. savings due to purchase agreements for renewable energy or the sustainable debt ratio trend), based on primary data and internal commitments. The period considered for the duration of the events was 2024-2050, as this is a period in which global climate change commitments to achieving net zero emissions are expected to be met. The potential financial effects of the transition risks in the short, medium and long term were calculated by combining the variables of the scenarios and internal projections, or were simply based on internal projections.

Country-level (Germany, Spain, Brazil, Colombia, Argentina and Peru) variables from the NGFS scenario were used, such as carbon prices, electricity prices and fossil fuel prices. These variables were used in combination with Telefónica's projections to calculate the financial impact of the transition risks related to an increase in operational costs due to carbon taxes on energy suppliers, exposure to the variation in carbon credit prices and those related to energy consumption (e.g. energy efficiency). For the remaining transition events, internal projections based on primary data and internal commitments were used, such as savings from PPA and increases in sustainable debt.

The analysis was based on a series of hypotheses about the evolution of emissions, macro-economic trends, energy consumption and technology deployment:

- Emissions: global CO_2 emissions reach or approach zero by 2050. Countries that had a political commitment in place by the end of March 2024 to achieve net zero meet this target before or after 2050. This is possible by implementing more stringent policies in the short term, such as carbon pricing. Carbon pricing is set so as to meet the emissions limits defined in the Net Zero 2050 scenario, generating substitution effects: emitting technologies become more expensive and investment in cheaper, low-carbon alternatives is encouraged.

- Macro-economic trends: one of the main assumptions about socio-economic drivers is for a balanced growth of the population and the economy at the global level (through higher GDP and lower inflation levels). In addition, business opportunities are expected to emerge based on green sectors or products and

---

[9] CLIMADA is an interdisciplinary model for assessing climate risks, combining climate modelling, economics, engineering and social sciences. It is developed by ETH Zurich, C2SM, Swiss Re, and other research institutions.



Consolidated management report

Sustainability Report

Index

1. General information
2. **Environmental information**
3. Social information
4. Governance information
5. Sustainability notes

services that enable customers, companies or individuals to decarbonise, thus incentivising innovation.

- Consumption and the energy mix: greater efficiency in processes will allow for lower energy intensity. Likewise, greater consumption and investment in renewable energy is expected to reduce dependence on fossil fuels.

- Technology deployment: a rapid increase in technological innovation based on the need to adapt and taking advantage of the opportunities arising from the transition to a low-carbon scenario.

E1.IRO-1_14

As a member of the telecommunications sector, Telefónica has no assets or activities that are identified as incompatible with the transition to a carbon-neutral economy. The European telecommunications sector contributes to the fight against climate change through the decarbonisation of its operations, the deployment of more efficient networks and the development of smart solutions to reduce environmental impacts in other sectors. However, the transition risk and opportunity analysis enables the identification of actions that ensure a better adaptation to a low carbon future.

E1-2, MDR-P

2.9.3.1. Policies

E1.MDR-P_01-06

The content, implementation process and responsibilities associated with the policies can be found in the following section of the Sustainability notes:

🔗 2.15. Policies

E1-2_01

The Company's policies address climate change issues —mitigation, adaptation and energy efficiency—across the board, through the Global Environmental and Energy Policy and the Supply Chain Sustainability Policy.

Global Environmental and Energy Policy

The Global Environmental and Energy Policy sets out the guidelines that help the Company to support and improve its environmental and energy performance globally and locally. Specifically, it includes issues relating to climate change mitigation and adaptation, and reflects the commitment to consume energy efficiently and reduce GHG emissions, which allows Telefónica to continue to make progress towards achieving net zero emissions by 2040, including in its value chain.

The main objectives of the policy refer to: legal compliance with the applicable requirements, reducing the impact on the environment, collaborating with suppliers to reduce their carbon emissions, managing the impacts, risks and opportunities of climate change, and fostering the development of digital solutions to address environmental challenges.

Based on a firm commitment to accelerating the transition to a decarbonised company and decoupling business growth from GHG emissions, and in accordance with the provisions of the policy, all the companies of the Telefónica Group must work on the following:

- Defining short-, medium- and long-term Scopes 1, 2 and 3 GHG emissions reduction targets that are science based and externally validated.

- Transitioning to 100% renewable electricity consumption in their own operations (assets under operational control), in order to minimise the Company's carbon footprint.

- Reducing the use of fossil fuels in their own operations, promoting the adoption of cleaner and alternative forms of energy.

- Incorporating innovative measures that lead Telefónica progressively towards a net zero emissions scenario.

- Offsetting/neutralising residual emissions in accordance with Company requirements.

- Minimising the impact of refrigerant gases.

- Promoting energy efficiency measures, both in the design and the operation of facilities and infrastructure.

Supply Chain Sustainability Policy

The purpose of this policy is to establish sustainability requirements for Telefónica's suppliers. The policy sets minimum responsible business criteria related to climate change impact mitigation measures and energy efficiency that must be fulfilled by suppliers. Specifically, it sets the following criteria:

- Climate change: the supplier shall take action to minimise the impact of its activities on climate change and consider the entire supply chain (Scopes 1, 2 and 3 GHG emissions) in its planning for such action. It must work to reduce its GHG emissions by setting reduction targets for the next three years, which should, as far as possible, be science based. To this end, it will promote energy efficiency and renewable energy initiatives in its own activities. The supplier will respond Telefónica's requests for data on GHG emissions or energy consumption corresponding to the products and services it provides to Telefónica.

- Refrigerant gases: the supplier shall not supply equipment containing ozone-depleting gases (such as CFC or HCFC), nor shall it recharge with these gases, unless expressly authorised to do so by Telefónica.

For further information on supplier management, see the information contained in Step 1. Minimum standards



Consolidated management report

Sustainability Report


Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

required in the Supply Chain Management subsection of the following section:

🔗 2.14.5. Suppliers

E1-3, E1-4, MDR-A

2.9.3.2. Action plans

Decarbonisation levers

E1-4_23

In order to meet its emissions reduction targets, Telefónica has defined a set of decarbonisation levers. These are classified according to their impact on operational emissions (Scopes 1 and 2) and on indirect value chain emissions (Scope 3):

- Energy consumption: this lever consolidates the emissions reductions achieved and planned by actions 1. Renewable Energy Plan and 2. Energy efficiency projects, described in the Adaptation and mitigation actions subsection of this section (2.9.3.2. Action plans).

- Supplier engagement.

- Circular economy of equipment and others.

E1-3_01, E1-3_03, E1-3_04

It is estimated that the implementation of these levers will achieve the following reductions:

	Scope	Base year[10]	Achieved emissions/ reductions 2024 (tCO$_2$e)	Expected emissions/ reductions 2030(tCO$_2$e)
GHG emissions (tCO$_2$e)	1+2+3	4,666,699	2,237,611	1,400,000
Reductions	1+2+3	N/A	-2,429,087	-837,612
Energy consumption	1+2+3	N/A	-1,690,882	-247,201
Supplier engagement	3	N/A	-546,900	-460,000
Circular economy of equipment and others	3	N/A	-191,305	-130,411

The 2030 emissions projections were calculated based on the activity data from Telefónica's 2024-2026 Strategic Plan and market trend forecasts (renewable energy targets, fuels reduction in operations and fleet, reduction of refrigerant gases leaks, the emissions reduction targets of Telefónica's main suppliers, trends in the energy mix in the countries where Telefónica operates or changes in the composition of the fuels used for mobility, according to existing policies and forecasts).

Due to the uncertainty associated with internal and external factors beyond 2030, there is no quantification of the emissions reductions expected for 2040 beyond the achievement of the net zero target, which implies reducing emissions by 90% compared to the base year. This leads to total projected emissions (Scopes 1, 2 and 3) of around 470,000 tCO$_2$e and a reduction of 4.2 million tCO$_2$e from 2015 onwards.

For further information about the activities carried out, the incorporation of new technologies and their role in reducing emissions and meeting the targets set in climate-related policies, see the Adaptation and mitigation actions subsection.

E1-4_24

A scenario compatible with limiting global warming to 1.5°C above pre-industrial levels was used as a basis for defining the decarbonisation levers. This scenario assumes the achievement of net zero emissions by 2040 through a significant increase in consumption of renewable energy, together with improvements in the Group's technologies and infrastructure that increase

energy efficiency. It also foresees greater climate action in the value chain, including promotion of the circular economy and setting emissions reduction targets for the main suppliers.

Adaptation and mitigation actions

E1.MDR-A_01-12

These are the climate change adaptation and mitigation actions that Telefónica is working on:

1. Renewable Energy Plan.

2. Energy efficiency projects.

3. Supplier engagement.

4. Circular economy of equipment.

5. Business Continuity Plans.

6. Insurance Programs and Coverage for climate-related events.

7. Products aimed at decarbonising the economy

1. Renewable Energy Plan

In 2024, the consumption of renewable energy continued to increase through Telefónica's Renewable Energy Plan.

The consumption of renewable energy contributes to fulfilling the key objectives of Telefónica's Global Environmental and Energy Policy, specifically to the management of environmental risks and the

---

[10] Base year: 2015 for Scopes 1 and 2 emissions and 2016 for Scope 3 emissions.



Consolidated management report

Sustainability Report

Index

1. General information

2. **Environmental information**

3. Social information

4. Governance information

5. Sustainability notes

achievement of net zero carbon emissions at the Company. This action contributes to reducing Scope 2 emissions and category 3 of Scope 3 emissions (emissions associated with the life cycle of fossil energy).

The strategy of consuming renewable energy helps to mitigate the potential transitional climate risks associated with the increase in costs derived from carbon (E1_RI02) and electricity prices, (E1_RI04) and the uncertainty about carbon credit prices (E1_RI02, E1_RI03). For example, long-term power purchase agreements reduce exposure to price volatility, making it unnecessary to acquire carbon credits and assume additional indirect costs passed on by energy suppliers subject to carbon mechanisms.

This action also contributes to adaptation to physical climate-related risks (E1_RI01), such as drought and precipitation variability. Increasing the self-generation of photovoltaic renewable energy diminishes dependence on other sources such as hydroelectric, which is more exposed to prolonged episodes of drought. The Renewable Energy Plan not only promotes adaptation to and mitigation of the potential effects of climate change, but also leverages it as a market opportunity to reduce operating costs and strengthen the Company's competitiveness (E1_OP04).

The main goal of this action is to achieve 100% consumption of renewable energy by 2030 and contribute to enhancing the resilience of all Telefónica's operations.

The scope of the Renewable Energy Plan, and therefore the consumption of this type of energy, is applicable to all Telefónica operations in all the countries in which it operates. Renewable energy consumption involves three groups of activities:

1. Self-generation of renewable energy: by the end of the year, Telefónica had 517 self-generation systems installed in both its own fixed network buildings and its own mobile network base stations. Last year, the self-generation of renewable energy represented the production of around 7,377 MWh per year, which is set to gradually increase. These facilities enable the improvement of electricity consumption through renewable sources and the phasing out of fossil fuel generators in isolated base stations (off-grid), achieving reductions in consumption of between 60% and 80% in 2024. During the year, 33 self-generation projects were implemented.

2. Purchase of renewable electricity with guarantees of origin: this covers up to 100% of electricity consumption at Telefónica Spain, Telefónica Germany, Telefónica Brazil, Telefónica Chile and Telefónica Peru, and has been expanded to other markets. In 2024, Telefónica Argentina, Telefónica Colombia and Telefónica Ecuador continued to increase their renewable electricity consumption to 60%, 93% and 68% respectively. Likewise, in Latin American operations, the first multi-country and multi-year purchase (2024-2026) was awarded to acquire certificates of origin (IREC) for a volume of 489 GWh in 2024, 846 GWh in 2025 and 981 GWh in 2026.

3. Long-term power purchase agreements (PPAs): these agreements are designed to promote the construction of renewable energy facilities and move towards achieving the commitment to being 100% renewable. These contracts contribute to increasing the percentage of renewable energy in countries' energy mixes, facilitating the achievement of medium- and long-term consumption commitments under the PPA model.

At Telefónica Spain, there are five PPAs in operation representing a capacity of 582 GWh/year. The agreements cover 52% of the power consumption for the operator's technical buildings. In addition, Telefónica Germany has signed two PPAs which will be in force between 2025 and 2040 and are equivalent to 550 GWh a year, therefore covering 87% of the total energy consumption of its operations. Noteworthy at Telefónica Brazil is the continuation of the distributed generation (DG) project, with the installation of 72 renewable energy plants with a production of 650 GWh. Upon completion of the project's implementation, these plants will produce more than 710 GWh per year, reducing dependence on renewable energy certificates or IREC.

This action is considered to be currently in progress and will be completed in the short term (by 2030) to contribute to achieving the climate-related targets.

In 2024, consumption of renewable energy increased by 6%compared to the previous year, reaching 89% of total electricity consumption in Telefónica facilities.

2. Energy efficiency projects

In 2024, Telefónica continued to increase the energy efficiency of its operations through its Energy Efficiency Plan.

Improving energy efficiency is one of the main commitments established in the Global Environmental and Energy Policy. This action not only strives to make optimised use of energy but also enables the achievement of two objectives: management of environmental risks and the commitment to achieving net zero emissions at the Company. This initiative contributes to reducing Scopes 1 and 2 emissions and



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

those in category 3 of Scope 3 (emissions associated with the life cycle of fossil energy), thus mitigating the effects of climate change and moving the Company closer to reaching its decarbonisation target.

The strategy of improving energy efficiency helps mitigate potential transitional climate risks associated with the increase in costs derived from carbon (E1_RI02), and electricity prices (E1_RI04) and the uncertainty about carbon credit prices (E1_RI02, E1_RI03). Optimising efficiency in operations makes it possible to reduce electricity consumption, which reduces exposure to the volatility of electricity prices and avoids the need to acquire carbon credits or assume additional costs associated with energy suppliers subject to carbon-related regulations.

At the same time, it serves as an adaptation measure to extreme climate events such as heat waves and cold snaps (E1_RI01). By implementing more efficient processes and equipment, the Company intends to adapt HVAC to a context of extreme temperatures, ensuring an optimal environment in which the infrastructure is operative and workers can perform their jobs in a safe setting.

The expected result of this action is the improvement of energy consumption per unit of Company traffic (MWh/Petabyte) by 95% by 2030 compared to 2015. The aim of this target is to keep energy consumption stable over time, thereby decoupling the growth of data traffic on Telefónica's networks from the emissions associated with its operations. Through the Energy Efficiency Plan, Telefónica not only promotes adaptation to and mitigation of the potential effects of climate change but also transforms it into a market opportunity to reduce operating costs and strengthen the Company's competitiveness (E1_OP03).

The scope of the Energy Efficiency Plan extends to all Telefónica operations in all the countries in which it operates. Energy efficiency is achieved through the following activities:

- Network transformation: estimated savings of 177,708 MWh 2024 through the following initiatives:

  ◦ Deployment of new generation networks, fibre optic and 5G, and the shutdown of legacy networks: the Company moved ahead with shutting down 2G and 3G networks, compacting equipment and replacing the copper network with fibre optics, which is 85% more efficient in terms of customer access (according to empirical measurements by Telefónica and in consensus with the sector). In 2020, Telefónica presented the results of a study based on real measurements which demonstrated that 5G technology is up to 90% more efficient than 4G in terms of energy consumption per unit of traffic (MWh/Petabyte). In 2023, after several comparative exercises, it was concluded that energy efficiency in

virtualised environments is up to 27% higher than in legacy environments.

In alignment with the copper shutdown plan, Telefónica Spain closed 3,671 plants in 2024 (7,820 since 2014). In turn, the operations in Hispanoamerica made progress with their multi-layer shutdowns saving 33 GWh in 2024. For example, Telefónica Uruguay successfully shut down 100% of the 2G mobile network (including controllers) in January 2024, and Telefónica Argentina shut down 100% of the 2G mobile network in the Buenos Aires Metropolitan Area – La Plata in June. In the fixed network, Telefónica Hispam shut down more than 1,362 plants and 3,492 DSLAMs.

  ◦ Compacting and consolidation of technical rooms: The objective is to bring the occupancy level of all critical sites closer to the target of 80%, which allows the designed PUE levels to be achieved. The Company is carrying out a study of its infrastructure with the goal of categorising the sites based on their reliability and efficiency. This will make it possible to perform consolidation projects and transfer loads to more efficient buildings. Telefónica Germany is executing a consolidation project involving data centres and core plants, which will enable it to reduce electricity consumption in addition to strengthening its network.

- Modernisation of equipment:

  ◦ Equipment has been replaced with more efficient models, and technological innovations such as rectifiers, power plants, external panels and uninterruptible power supply (UPS) systems have been incorporated into electrical infrastructure. Savings of 1,250 MWh were calculated for 2024.

There is also work ongoing to upgrade cooling equipment to improve energy efficiency, with estimated savings of 33,128 MWh per year in 2024. Other initiatives are being promoted, such as adjusting the temperature set point in cooling systems, free cooling in technical rooms utilising air from outside, and advanced technologies such as liquid cooling by immersion. An energy monitoring system has been implemented in one of the Group's data centres with the aim of verifying the real efficiencies delivered by the use of chillers with magnetic levitation compressors, which were installed in 2023. Telefónica Spain continued with the 'Apagado Milles' (Switch Off Thousands) project, which consists of matching the climate control equipment to the actual load and shutting down 572 devices, bringing estimated savings of 17 GWh in 2024.



Consolidated management report

**Sustainability
Report**

Index

1.
General
information

**2.
Environmental
information**

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

- Power saving features (PSFs): this initiative is expected to save 21,606 MWh in 2024. It consists of implementing energy saving systems during periods of low traffic, delivering reductions of up to 30%. In 2024, 14 new PSFs were put into operation in the 4G and 5G networks in the main markets (Spain, Brazil and Germany), without compromising service quality. Thanks to the use of artificial intelligence (AI) tools and machine learning algorithms, known as phase learning, which act on top of these features, it is possible to predict the behaviour of future traffic and activate cell-sleep states 24 hours a day.

- Other energy efficiency measures in 2024:

  - Replacement of fluorescent lighting with LED technology. This initiative saved 5,259 MWh.

  - Power-factor correction and installation of occupancy sensors and smart meters, among others. This initiative is estimated to save 2,770MWh.

  - Leakage control, preventive maintenance and replacement of refrigerant gases: digitalising the process of managing operational fuel consumption data and refrigerant gas recharge data optimises monitoring for leakage of these gases. This, together with the preventive maintenance performed, reduces gas leaks. At Telefónica Brazil, digitalisation of the management process increased the reliability of data through continuous monitoring, which enabled a reduction in refrigerant gas recharges of 9% compared to 2023. At Telefónica Argentina, a mobile application was implemented in June 2024 to digitalise and manage fuel and refrigerant gas consumption, as a result of which savings of 34% in fuel and 10% in refrigerant gases were achieved compared to the same period in the previous year. When purchasing new HVAC equipment, and when replacing these gases in existing equipment, the global warming potential (GWP) is taken into consideration to ensure that it is lower.

  - Replacement of diesel with natural gas or propane gas in boilers, which reduces the emissions associated with heating in the facilities, as these fuels generate fewer emissions for the same amount of heat produced during combustion processes.

  - Replacement of generator fuel. Telefónica Germany deployed two off-grid mobile sites equipped with methanol and solar panels. These solutions ensure the independent functioning of the sites and generate estimated savings of approximately 13 MWh a year compared to a conventional mobile site. Additionally, a feasibility study was conducted on the use of HVO, or hydrotreated vegetable oil (a second-generation renewable diesel produced from waste), in the emergency generators located at

Telefónica Spain's plants and data centres. This fuel reduces Scope 1 emissions up to 90% and improves operation due to its greater stability compared to fossil diesel, making its use appropriate for emergency generators.

  - Reduction of fuel consumption: the extension of battery autonomy, the implementation of BaaS (Battery as a Service), the adjustment of capacity according to demand and the replacement of generator sets reduce diesel consumption and maintenance costs. Telefónica Colombia carried out a pilot scheme for Starfuel at the Chocontá earth station. This type of fuel (diesel) incorporates green hydrogen at 12%. This combination reduces CO_2e emissions by approximately 10% and reduces the consumption/energy ratio (gl/KWh) by 21%.

  - Installation of lithium batteries: the implementation of delayed start-up logic for emergency generators using high-cycle (lithium) batteries at sites with frequent power outages reduces generator operation and saves fuel. Telefónica Venezuela implemented the battery cycling project at 35 sites. The aim of this initiative is to reduce average fuel consumption by 31% by delaying the start-up of the generator and allowing the batteries to be cycled during the first phase of the commercial power outage.

  - Replacement of vehicles and gradual reduction of the fleet of vehicles: replacing the fleet of vehicles that consume fossil fuels with electric vehicles or those that use biofuels, such as ethanol, reduces Scope 1 emissions. Telefónica Spain renewed its operational fleet of vehicles, reducing the vehicle fleet by 41% and increasing the purchase of electric vehicles by 50%, going from 24 to 42 vehicles in 2024. The impact has been a reduction of approximately 19% in the carbon footprint of the vehicle fleet.

This action is considered to be currently in progress and will be completed in the short term (by 2030) to facilitate the achievement of the climate-related targets.

In 2024, energy consumption per unit of traffic was 38 (MWh/Petabyte). This ratio has improved by 90% compared to 2015.

This energy intensity metric (MWh/PetaBytes) is the ratio of total energy consumption (fuel consumption in operations and vehicle fleet and electricity consumption), divided by the volume of data traffic in PetaBytes.

The traffic used is the annual volume of data traffic (mobile and fixed) carried on Telefónica's data access networks. It is aggregated both in the downstream direction (network-customer) and in the upstream



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

direction (customer-network). The units in which it is expressed are PetaBytes (10^15 Bytes).

3. Supplier engagement

Scope 3 emissions represent a significant portion of the Company's carbon footprint. In fact, more than half of Scope 3 emissions are derived from the activities of Telefónica's main suppliers (category 1 and 2) found in its supply chain. Hence, it is essential to engage with suppliers to mitigate their emissions and, therefore, drive Scope 3 emissions reductions. This action contributes to achieving the target of net zero emissions in the Global Environmental and Energy Policy, as well as the target of minimising the adverse impact of suppliers on climate change, set in the Supply Chain Sustainability Policy.

Furthermore, engaging with suppliers and potentially reducing Scope 3 emissions as a result, contributes to mitigating, inter alia, the potential climate-related transition risks associated with the uncertainty of carbon credit prices derived from Telefónica's commitment to purchase these (E1_RI03). It is expected that by achieving emissions reductions, a smaller number of carbon credits will need to be purchased, and therefore the exposure to uncertainty about the prices and their potential rise will decrease.

To this end, in 2024, Telefónica carried out engagement initiatives with its suppliers, which were structured into three priority groups.

The scope of these initiatives varies depending on the suppliers' contribution to Telefónica's footprint.

As a starting point and to establish a common basis for all suppliers within the Company's Procurement Model, suppliers are required to accept the Supply Chain Sustainability Policy, which includes, among other things, requirements for the calculation and reduction of emissions. This policy defines the minimum requirements for all Telefónica's Scope 3 emissions within categories 1 and 2.

Subsequently, Telefónica categorises the suppliers based on their contribution to the Group's footprint and groups them into three priority levels (1, 2 and 3):

- Priority group 1: comprises 44 key suppliers in terms of ICT sector emissions, of which 27 are also its suppliers and make up 23%[11] of Telefónica's supply chain emissions.

- Priority group 2: comprises 82 suppliers that make up 79%[12] of Telefónica's supply chain emissions.

- Priority group 3: comprises 188 suppliers that make up 88%[13] of Telefónica's supply chain emissions.

The suppliers in priority group 3 are invited to participate in the following engagement initiatives:

○ CDP Supply Chain campaign: key suppliers in terms of emissions are invited to participate in the CDP Supply Chain program, where they provide information about their strategy, targets and climate actions.

○ Supplier Engagement Programme (SEP): the suppliers' climate management maturity is assessed based on the information gathered in the CDP Supply Chain campaign. The analysis is shared with the suppliers, and various actions are taken as part of the programme in order to improve their climate management. These actions include the identification of improvement areas through a pledge model and capacity-building webinars.

Furthermore, in 2022, Telefónica established the following additional requirement for suppliers in priority group 2:

○ SBTi requirement: a requirement for suppliers to commit to establishing science-based emissions reduction targets and have these validated by the Science-Based Targets initiative (SBTi). This commitment is monitored regularly.

Additionally, those suppliers who are also part of priority group 1 as a result of their GHG emissions contribution to the ICT sector are invited to participate in a collaborative initiative called the Carbon Reduction Programme (CRP).

- The CRP is a programme managed through the sector initiative Joint Alliance for CSR (JAC) that aims to further GHG emissions reduction at the product level. In it, the suppliers that work alongside the Company identify the most carbon-intensive products and, through a lifecycle analysis (LCA), determine which production stages offer the greatest emissions reduction potential. The aim is to use this analysis as a basis for agreeing on reduction plans specific to these products with the suppliers. In 2024, 44 suppliers were engaged through the CRP, the majority of which were also Telefónica suppliers.

It is worth mentioning that the scopes of both the SEP and the CRP have widened since their initial implementation.

---

[11] This percentage equals the total emissions attributed to Telefónica's suppliers participating in the CRP. This number is divided by the total of Telefónica's Scope 3 categories 1 and 2 emissions in 2023, the calculation of emissions available at the time these suppliers were invited to the initiative in 2024.

[12] This percentage equals the total emissions attributed to all suppliers from which Telefónica has requested the SBTi requirement, divided by the total of Telefónica's Scope 3 categories 1 and 2 emissions in 2023.

[13] This percentage equals the total emissions attributed to all suppliers invited by Telefónica to complete the CDP Supply Chain questionnaire, divided by the total of Telefónica's Scope 3 categories 1 and 2 emissions in 2023, the available Group emissions calculation when these suppliers were invited to join the initiative in 2024.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Telefónica launched the SEP in 2022 and since then it has been raised to the sector level, incorporating the efforts of other companies within the JAC sector initiative. With the broadening of its scope, the SEP includes nearly 900 suppliers, including also those suppliers in priority group 3 .

Similarly, in 2023, the CRP initiative was promoted by the Company with the support of another three telecommunications operators. Following its proven success, in 2024, the scope of the project in the ICT sector tripled, growing to a dozen operators, including Telefónica.

All in all, supplier engagement as an adaptation and mitigation action is considered to be currently in progress and will be completed in the short term (by 2030) to facilitate the achievement of the climate-related targets.

4. Circular economy for equipment

Telefónica promotes the refurbishment and reuse of fixed customer equipment, such as routers and set-top boxes, mobile telephones and electronic operations equipment, through different initiatives.

Integrating circularity criteria into Telefónica's business models contributes to achieving net zero carbon emissions at the Company, as the reuse of equipment extends its lifespan and avoids the emissions associated with extracting the materials needed to manufacture new devices, which would be necessary if the current equipment was not reused. It also reduces the emissions associated with the equipment's manufacturing process, which are greater than the emissions generated by refurbishment.

These initiatives help to decrease Scope 3 emissions, mainly in categories 1 and 2. These are the emissions generated by manufacturing the products and capital goods that Telefónica acquires. Decreasing them therefore mitigates the effects of climate change and brings the Company closer to achieving its decarbonisation target.

All the information related to the actions established to foster the circular economy is contained in the chapter:

🔗 2.10. ESRS E5 - Circular economy

5. Business Continuity Plans

During 2024, Telefónica continued working on developing the Business Continuity Plans. Some of them take into consideration the risks deriving from extreme climate events. This action contributes to the achievement of one of the targets of the Global Environmental and Energy Policy: effective management of environmental risks.

In addition, it contributes to the implementation of the guidelines established in the Global Business Continuity Regulation, which mandates the preventive

management of risks. The main result anticipated from this action is to improve the Company's resilience, that is, a greater capacity to respond and adapt in the face of any possible interruption related to climate change. (E1_RI01).

The Business Continuity Plans are applicable to all relevant Company processes and services. They establish the activities for contingency operations in different risk scenarios that exceed the risk appetite. As a starting point, in 2025 the Global Business Continuity Office will promote the analysis of risk treatment plans that include climate-related hazards.

Additionally, the crisis management system, through which the events that materialise and have a significant impact on the Company are managed, has a Crisis Committee structure (Local Crisis Committees, one per business unit, and a Global Crisis Committee). These are activated when required and are backed by specialists for each type of incident.

Crisis management and business continuity are both supported by activities such as:

- Analysis of Risk Treatment Plans (RTP), which includes climate-related hazards (natural disasters, disasters caused by fire or by water) in relevant processes.

- Development of Local Crisis Management Plans based on the Global Crisis Management System, which establishes the type of crisis, the phases and the governance model.

- The Strategic Plan of the Global Security and Intelligence Directorate, a plan that sets out three-year global security and intelligence plans, including the Global Crisis Management Plan, which encompasses the Crisis Management and Business Continuity projects.

There is a Security Advisory Board, which is made up of major security and intelligence figures from outside the Company and has the aim of contributing best practices, increasing the efficiency of capabilities and procedures, and enhancing the quality of the Company's strategy in this area.

This action is considered to be in continuous development and under regular review, and is projected to be completed in the short and medium term, with a time horizon set to 2040, given its essential nature within the Company's strategy.

During 2024, new Business Continuity Plans were developed, considering risks derived from climate-related events such as floods, fires and other natural disasters (e.g. cyclones, hurricanes, landslides). These made it possible to improve the Business Continuity maturity level of the Telefónica Group.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

In addition, two crises considered relevant, due to climate-related events, were managed by the Local Crisis Committees:

One of the relevant crisis management processes was associated with the *DANA*, the Spanish acronym for high-altitude isolated depression, in Valencia (Spain). This extreme weather event caused severe damage to Telefónica's infrastructure due to the lack or electricity supply instability and the washout of water and flooding. Both fixed service (loss of service in 30% of the province of Valencia) and mobile service (with a maximum of 245 base stations down, 22% of the province of Valencia) were affected, resulting in the isolation of entire municipalities (104 at the worst moment).

Recovery was not only due to the complexity of the failures, but also to the difficult access to the affected areas. In the first instance, the priority was to re-establish critical and emergency services such as 112, hospital and outpatient centres, as well as command or control centres (security forces). Once these services were stabilised, the focus shifted to restoring fixed and mobile infrastructure so that citizens could be connected again.

In just three days, more than 50% of the fixed and mobile services had been recovered, and after 10 days, 100% of the infrastructures had been recovered.

The event has accelerated the learning curve, reinforcing the effectiveness of internal crisis management procedures.

Another of the crisis management processes considered as relevant in 2024 was the management of the floods and landslides that occurred between April and May in the state of Rio Grande do Sul, Brazil. These events affected the supply of essential services, such as energy and telecommunications. At peak of the crisis, 31 cities were isolated and at least 200 others had some form of partial disruption.

To ensure emergency connectivity for the people of Rio Grande do Sul, Vivo, a Telefónica Group company, and other operators provided free network roaming. In addition, Vivo provided 60 satellite phones to the Civil Protection of Rio Grande do Sul to use in extreme situations.

In order to restore services as soon as possible, the Business Continuity Management (BCM) area established the Public Calamity Crisis Table—comprising 19 areas of the Company—. Joint actions, as well as the work of the entire field team, dedicated to normalising services, ensured greater agility and efficiency in restoring connectivity for the people.

6. Insurance Programs and Coverage for climate-related events

During 2024, the Group's Property Damage and Loss of Profit Program was renewed, its objective is to provide total or partial coverage for potential economic losses that the Telefónica Group may suffer as a result of a property damage event or natural catastrophe and which includes damages, losses and harm derived from the occurrence of climate-related events in any of the countries or territories in which Telefónica has operations and provides services (E1_RI01). This program has been renewed for a period of one year and will expire on 20 March 2026.

This action contributes to the achievement of one of the key objectives of the Global Environmental and Energy Policy: the effective management of environmental risks.

The program is based on the risk management methodology for identifying, assessing, managing and transferring the climate risks that may affect the assets of the Group and its income statements/balance sheets, thereby affecting the Group's achievement of its main targets and strategy.

The main result expected from this action is the coverage of damages and losses suffered by the Group's assets, goods, income statement and balance sheet that allows for the quickest and most effective way to replace and/or rebuild damaged or lost assets and goods and meet the Company's economic targets. In addition to improving the Company's resilience, that is, its capacity to respond and adapt in the face of any possible interruption related to climate change.

In order to protect Telefónica's assets, goods, balance sheet and income statement, the Corporate Risk and Insurance Department carries out risk modelling for natural events, including physical events arising from climate change, in all countries in which the Group operates. The aim is to determine potential maximum losses in certain return periods in the event of different types of natural and climate events by using the models of different suppliers such as RMS and KatRisk.

The result of this analysis is key to understanding the Group's risks and exposure. In addition, it provides the basis and framework for designing the most efficient and complete insurance structure, helping to determine, for example, the limits, withholdings and deductibles both for the Group and for each country.

This action is considered to be in continuous development given its essential nature within the Company's strategy.

During the 2024 financial year, the baseline data collection sheets used for vulnerability analysis were improved. This made it possible to improve the efficiency of the process of analysing, reviewing and modelling the



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

global insurance scheme that encompasses, among other things, extreme climate events.

In addition, floods were included as a hazard in risk modelling in several countries where this was not previously available.

7. Products aimed at decarbonising the economy

In 2024, Telefónica continued strengthening its portfolio of digital products and services that help with the decarbonisation of other sectors of the economy, fostering the digital and green[14] transitions as twin transitions. These initiatives not only constitute one of the Company's main strategies for mitigating climate change beyond its value chain, but they are also a key strategic opportunity for the Group (E1_OP02). They provide Telefónica with access to a growing market, in which there is rising demand for technological solutions capable of decarbonising customers' productive processes, helping them to face greater regulatory pressure and increasing environmental consciousness.

They also directly contribute to one of the main targets of the Global Environmental and Energy Policy, specifically, to promoting digital solutions that help Telefónica's customers tackle the major environmental challenges that affect society as a whole.

The Exponential Roadmap initiative[15] highlights that digital technologies could reduce greenhouse gas (GHG) emissions by 15% in the industrial sector, and by up to 35% if people's habits change to become more digital and sustainable. This underlines the role of digitalisation in the transition to a low-carbon economy and strengthens the Company's commitment to solutions that benefit both the environment and its customers' competitiveness.

This action is in continuous development given its essential nature within the Company's strategy and is implemented through the following activities:

Development of Eco Smart services
Telefónica develops services based on connectivity, Internet of Things (IoT), cloud, big data and 5G. These solutions have the potential to provide not only operational and cost-saving benefits, but environmental benefits as well. To identify them, the Company uses the Eco Smart seal. The label has four icons that represent energy savings, reduction of water consumption, reduction of CO_2e emissions and promotion of the circular economy. Below are examples relating to the decarbonisation potential of some of these solutions: :

- Energy savings: services that, for example, optimise logistics routes or vehicle fleets or allow the energy consumption of facilities to be monitored and managed.

- Reduction in CO_2e emissions: services that, for example, improve traffic planning in cities or the maintenance of air conditioning equipment, avoiding refrigerant gas leaks.

In 2024 the Group continued to develop green digital solutions and identify them with the Eco Smart seal. At the end of the year, AENOR analysed the B2B solutions portfolios for Telefónica Argentina, Telefónica Brazil, Telefónica Chile, Telefónica Colombia, Telefónica Ecuador, Telefónica Germany, Telefónica Global Solutions (TGS), Telefónica Mexico, Telefónica Peru, Telefónica Spain, Telefónica Tech, Telefónica Uruguay and Telefónica Venezuela.

As a result of the verification process of the B2B solutions portfolios, 57% of the services offered in these entities have been verified as Eco Smart due to their potential for delivering environmental benefits and contributing to mitigating the customers' impact on the planet[16].

Eco Smart services meet the following criteria: the environmental benefit must occur in the customer's production activity/process or in the users of a service provided by that customer, it must be a direct consequence and not a secondary effect derived from the main benefit, and it must be significant.

Avoided emissions quantification
To ascertain the level of Telefónica's contribution to mitigating climate change, the Company annually quantifies the GHG emissions avoided by its customers thanks to their use of Telefónica products and services, that is, the net carbon impact generated compared to a reference scenario in which that solution is not used.

This scenario is defined based on well-documented external references and should reflect the most likely alternative scenario, considering the same functional unit and the same technical specifications.

Telefónica estimates that its Eco Smart and connectivity services helped customers avoid the emission of 17.4 million tonnes of CO_2e in 2024. It is important to clarify that these emissions do not contribute to reducing the Telefónica Group's carbon footprint.

The calculation of this indicator used a methodology based on the WBCSD "Guidance on Avoided Emissions"

---

[14] Green transition refers to the evolution of society and the production system towards a model that respects the environment.

[15] Source: Exponential Roadmap Scaling 26 solutions to halve emissions by 2030 Report.

[16] This indicator is calculated by dividing the total number of B2B solutions verified as Eco Smart by AENOR by the total number of B2B solutions in the Company's portfolio. AENOR evaluates the P&S portfolio based on the ISO/IEC17029:2019 standard Conformity assessment – General principles and requirements for validation and verification bodies.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

and the ITU standard "L.1480: Enabling the Net Zero transition: Assessing how the use of information and communication technology solutions impact greenhouse gas emissions of other sectors".

The contribution of the connectivity services offered to the residential segment (B2C) in Spain, Germany and Brazil has been quantified, as well as some IoT-based Eco Smart services offered to business customers (B2B) in these markets, given that currently only these have the complete information required by these standards. Every year, the Company works to include a greater number of Eco Smart services.

Specifically, in terms of connectivity services in the B2C segment, fixed and mobile broadband services are considered, including the following uses: teleworking, online learning, online shopping, public transport applications and carpooling applications. The IoT solutions incorporated are those related to the management of smart cities (lighting, waste and parking) and vehicle fleets management.

For each of the solutions analysed, the following types of effects have been identified and, where possible, quantified:

- First-order effects: direct environmental impacts associated with the physical existence of the solution and its components, i.e. all stages of its life cycle (LCA). For example, the impact of Narrowband access, the SIM card and the sensor in an IoT solution.

- Second-order effects: indirect impacts generated by the use and application of the solution, which could be positive or negative. For example, the emission savings associated with the journeys avoided by a person who teleworks using a connectivity service or the emissions generated by the increase in energy consumption at home.

- Higher-order effects: indirect impacts other than first- and second-order effects that occur through changes in consumption patterns or lifestyles in society in the medium and long term. These can also be positive or negative. For example, emission savings associated with the consolidation of offices due to the medium- or long-term adoption of teleworking.

The calculation of the net carbon impact for each solution is obtained from the sum of the effects described above:

Net carbon impact = $\sum$ First-order effects + $\sum$ Second-order effects + $\sum$ Higher-order effects

The total emissions avoided are therefore obtained by adding up the net carbon impacts of all the solutions analysed.

The calculations related to the B2C connectivity solutions, which represent close to 99% of the total data on avoided emissions, are explained below.

For all of them, the first-order effects considered are the CO_2e emissions generated by the provision of each access (fixed and/or mobile).

Second-order and higher-order effects may differ from one use to another and are determined based on primary data (results of surveys of Telefónica customers) and secondary data (bibliographic sources). For example, in the case of teleworking and online learning, two second-order effects are identified:

- Commuting avoided. The surveys provide the percentage of adoption of these habits, the average number of days a week that the customer teleworks or learns online, or the average distance and type of transport avoided by not having to travel to their place of work or study. This makes it possible to calculate the emissions saved by the commuting avoided.

- Additional energy consumption at home. Emissions are calculated using information from surveys and bibliographic sources.

The higher-order effect identified is the consolidation of offices and study centres. Avoided emissions, where applicable, are calculated from bibliographic sources.

This example also demonstrates the consideration given to the calculation of possible adverse or rebound effects.

Resources allocated to adaptation and mitigation actions

E1-3_06, E1-3_07, E1-3_08, E1-1_04, E1-1_05, E1-1_06

The significant current and future financial resources, both OpEx and CapEx, allocated to the actions contained in the Climate Action Plan described in the previous section, are detailed below, including their relation to the financial statements and the Taxonomy indicators.

Network transformation and renewable energy

In 2024 Telefónica invested 2,444 million euros in the transformation and modernisation of the telecommunications networks based on high-speed fixed and mobile networks, including supporting infrastructures and software that improved their energy efficiency. This investment is part of the Company's global CapEx (investment in intangible assets and property, plant and equipment) (see breakdown of CapEx by segments in Note 4 of the Consolidated Financial Statements).

Furthermore, as of 31 December 2024, Telefónica had renewable energy purchase commitments (PPAs) amounting to 1,033 million euros, mainly of Telefónica Spain for the period from 2025 to 2031 and Telefónica



Consolidated management report

Sustainability Report

Index

1. General information

2. **Environmental information**

3. Social information

4. Governance information

5. Sustainability notes

Germany for the period from 2025 to 2035 and 2040. (see Note 26 of the Consolidated Financial Statements).

Data-driven solutions for Greenhouse Gas (GHG) emissions reductions

Moreover, as indicated in chapter 2.8. European Taxonomy for sustainable activities, Telefónica also invested 33 million euros in fixed assets (CapEx) allocated to data-driven solutions for GHG emissions reductions, such as teleworking, smart mobility solutions, or e-health solutions, corresponding to activity 8.2 defined in the Taxonomy.

SBM-3_08, E1-3_05

Financial effects of climate-related risks and opportunities

Financing linked to sustainability criteria

Telefónica's ability to implement its climate change-related strategic actions depends to a large extent on the availability and allocation of financial resources.

Sustainable financing is an element for the transformation of the business model. Access to capital with sustainability criteria, through green bonds and hybrid instruments, supports the implementation of projects with a positive environmental and/or social impact, such as deployment of fibre optics or 5G.

In 2024, Telefónica maintained an active presence in the capital market with several issuances throughout the year raising a total of 3,050 million euros of debt in green format. These transactions are supported by a Sustainable Financing Framework, last updated in July 2023.

In terms of bank financing, Telefónica has financing linked to sustainability KPIs. At the end of the year, the Company met the objectives committed to financial entities.

KPI	Base year	Baseline value	2024
Reduction of Scopes 1 and 2 greenhouse gases (%)	2015	1.811.155	84.8%[17]
Women in executive positions in the Group (%)	2020	27,4%	34.0%[18]

Overall, as of 31 December 2024, the Group's sustainable financing amounted to 21,447 million euros. This financing includes current and non-current financial liabilities amounting to 4,804 million euros, hybrid instruments amounting to 6,050 million euros, and undrawn committed credit lines amounting to 10,593 million euros (see Note 29.d of the Consolidated Financial Statements).

Extreme climate-related events

In 2024, two extreme weather events in Spain and Brazil affected the Company, as described under section '5. Business continuity plans'. The preliminary damage estimate, calculated by the local business units at the date of preparation of this Report, amounted to 97 million euros. This is the initial estimate calculated by the respective business units to begin to handle the claims with the insurance entities and their appraisers. Therefore, the final amount payable will be adjusted as the assessments and repairs to damaged assets are completed. The actual financial impact on Telefónica will be mitigated thanks to the Group's insurance programs and coverage for climate-related events.

Data-driven solutions for Greenhouse Gas (GHG) emissions reductions

The Telefónica Group recorded 782 million euros in revenues in 2024 corresponding to the activity defined in the European Taxonomy for Sustainable Activities 8.2 Data-driven solutions for GHG emissions reduction (see chapter 2.8).

2.9.4. Metrics and targets

E1-4, MDR-T

2.9.4.1. Targets related to the management of material IROs

E1.MDR-T_01-13

Telefónica has defined a series of targets linked to adaptation to and mitigation of climate change, aligned with the core corporate commitments of its Global Environmental and Energy Policy and its Supply Chain Sustainability Policy.

These targets are part of the Climate Action Plan:

Net zero emissions target by 2040

Target: achieve net zero carbon emissions, which consists of reducing all the emissions (Scopes 1, 2 and 3) by at least 90% by 2040 compared to the base year and neutralising unabated emissions through high-quality carbon credits and, as far as possible, through nature-based solutions.

Interim targets

With the goal of progressing towards achieving the target by 2040, interim targets have been defined:

- Reduce operational emissions (Scopes 1 and 2) by 90% globally by 2030, bringing it forward to 2025 for the Company's main markets. All this with respect to 2015 (base year) and taking into account the entire scope of the Telefónica Group, including investees which are consolidated on a proportional basis.

---

[17] Climate Change: section 2.9.4.1. Targets related to the management of material IROs - GHG reduction targets and performance.

[18] Own workforce: 2.11.3.1. Targets related to the management of material IROs - Equal treatment and opportunities.



Consolidated management report

**Sustainability
Report**

Index

1.
General
information

**2.
Environmental
information**

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

- Reduce emissions in Telefónica's value chain (Scope 3) by 56% by 2030, compared to 2016 (base year).

- Continue to use 100% renewable electricity in Telefónica Germany, Telefónica Brazil, Telefónica Spain, Telefónica Chile and Telefónica Peru, and achieve this throughout the Company's operations by 2030.

- In its main markets, Telefónica is committed to supporting activities that mitigate climate change in an equivalent amount to its operational emissions (Scopes 1 and 2) as from 2025.

- Reduce energy consumption per unit of traffic (MWh/PB) by 95% by 2030 compared to 2015.

At the methodological, assumptions, limitations, sources or processes level, no updates were made to the targets in the reporting year.

The GHG emissions reduction targets are absolute targets, which means that they do not include offsetting through carbon sequestration, carbon credits or avoided emissions. This reinforces the commitment to achieving direct and effective reductions in the Group's emissions, in line with the inventory boundaries and the goal of achieving net zero carbon emissions at the Company.

Through these targets, Telefónica aims to ensure continuous monitoring of the effectiveness of its policies and actions. The performance indicators are reviewed quarterly and annually to adapt the actions and become more ambitious, if necessary. Results are also audited on an independent basis by a third party.

E1-4_22

Science-based targets

Telefónica's emissions reduction targets were defined through the Absolute Contraction Approach method. The method takes into account absolute reductions based on global decarbonisation pathways, according to the SBTi's Corporate Net-Zero Standard in line with the 1.5°C scenario of the Paris Agreement.

E1-4_20, E1-4_21

Base years selected

Telefónica selected its base years, 2015 (Scopes 1 and 2) and 2016 (Scope 3), taking into account the

improvements in methodology, the availability and traceability of the data, and the accuracy of the calculations, ensuring that they are verifiable. Therefore, the base years chosen are considered representative in terms of the Group's typical GHG profile. The activities that Telefónica currently engages in relate to those which were carried out during the base years. In addition, in those years, there were no internal operational changes or external circumstances that caused anomalies in the GHG inventories of 2015 and 2016. Therefore, the base years used to define the emissions reduction targets were not amended during the reporting year.

E1-4_01, E1-4_02, E1-4_04, E1-4_07, E1-4_10, E1-4_13, E1-4_16, E1-4_18, E1-4_25

Process to set targets and their evolution

The GHG emissions reduction targets set by the Group seek to ensure proper management of the climate-related material IROs identified. These targets were defined by Telefónica's technical teams.

To define them, the actions planned by the Company such as renewable energy purchasing, energy efficiency and its suppliers program were taken into account. Additionally, the Group's commitment to achieving net zero emissions was considered in line with international commitments and best practices set in initiatives such as RE100 and CDP. The SBTi's Corporate Net-Zero Standard (version 1.0 of October 2021), compatible with limiting global warming to 1.5°C, was also used in determining the targets.

Once they had been defined and validated at a technical level, they were approved by the Board of Directors. This therefore ensured that the targets were included in the Company's global strategy.

The associated metrics were verified by an independent third party, AENOR - Spanish Association for Standardisation and Certification, except for the denominator associated with data traffic (PetaByte) related to the energy consumption reduction metric, which has been audited as part of the Sustainability Report.

The approved targets are given below, as well as their performance.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

GHG reduction targets and performance

Metric	Target	Base year value	2024 value	Performance
Absolute reduction of emissions, Scopes 1+2+3, of the Group[19]	-90% by 2040	4,666,699	2,237,611	52.1%
Absolute offset of residual emissions, Scopes 1+2+3, of the Group	100% by 2040	N/A	37,655	N/A
Absolute reduction of emissions, Scopes 1+2, of the Group	-90% by 2030	1,811,155	275,201	84.8%
Absolute reduction of emissions, Scope 3, of the Group	-56% by 2030	2,855,544	1,962,411	31.3%
Renewable electricity use in own facilities	100% by 2030	17.2%	89.1%	+71.9 pp
Absolute reduction of emissions, Scopes 1+2, from the main markets[20]	-90% by 2025	1,022,365	50,704	95.0%
Absolute offset of emissions, Scopes 1+2, from the main key markets	100% by 2025	N/A	36,355	72%
Reduction in energy consumption per unit of traffic (MWh/PetaByte)	-95% by 2030	386	38	90.1%

Telefónica continues to make progress towards its net zero emissions target. In 2024, it achieved a reduction of 84.8% in Scopes 1 and 2 emissions and a reduction of 31.3% in Scope 3 emissions. This progress is primarily the result of implementing decarbonisation levers, such as energy consumption (including the Renewable Energy Plan and energy efficiency projects), working with suppliers and circular economy initiatives. For more details on the emissions inventory, see the GHG emissions by Scope and estimated future emissions table in section 2.9.4.3. GHG emissions.

E1-5

2.9.4.2. Energy

Energy is an essential resource for the Company's operations. In 2024, over 95% of Telefónica's energy consumption came from the telecommunications network. This is why, for Telefónica, keeping energy consumption stable is a priority, despite the considerable rise in digitalisation in society and therefore the data traffic passing through the Group's networks.

E1-5_01, E1-5_02, E1-5_05, E1-5_06, E1-5_07, E1-5_08, E1-5_09, E1-5_14, E1-5_15, E1-5_17

Energy consumption

	Unit	2024
Total energy consumption	MWh	**6,059,374**
Total consumption of energy from fossil sources	MWh	850,950
Consumption of electricity, heat, steam or refrigeration purchased or acquired from fossil sources	MWh	646,321
Consumption of fuel from fossil sources	MWh	204,629
Total consumption of energy from renewable sources	MWh	5,208,424
Consumption of electricity, heat, steam or refrigeration purchased or acquired from renewable sources	MWh	5,136,685
Consumption of fuel from renewable sources	MWh	64,361
Consumption of self-generated renewable energy	MWh	7,377
Percentage of fossil fuels in total energy consumption	%	14
Percentage of renewable sources in total energy consumption	%	86

Total energy consumption is calculated using activity data, including fuel consumption in stationary and mobile sources, as well as electricity consumption in own and third-party facilities, which are the sources of emissions included in the GHG inventory regarding energy.

Telefónica is a member of RE100, a global and collaborative initiative made up of influential businesses committed to 100% renewable electricity.

To meet its goals, it fosters the signing of power purchase agreements (PPAs) with electricity suppliers, as well as the installation of photovoltaic self-generation systems. The electricity consumption of Telefónica

---

[19] The methodologies and categories (Scopes 1, 2 and 3) are defined in section 2.9.4.3. GHG emissions. In the targets, Scope 2 is always considered according to the market-based method. The base year for Scopes 1 and 2 and energy efficiency is 2015 and for Scope 3 it is 2016.
[20] Main markets refers to: Spain, Brazil and Germany.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Spain, Telefónica Brazil, Telefónica Chile and Telefónica Peru is 100% renewable.

Type of contractual instrument

E1-6_18, E1-6_19, E1-6_21, E1-6_22, E1-6_23

	2024
Total contractual instruments used to purchase bundled and unbundled attribute claims (%)	89%
Bundled contractual instruments	
Percentage of contractual instruments used to purchase energy bundled with attributes about the energy generation (%)	42%
Unbundled contractual instruments	
Percentage of contractual instruments used to purchase unbundled attribute claims (%)	58%

The contractual instruments considered for the purchase of bundled energy attribute rights are: PPAs (22%), renewable energy guarantee of origin - green tariff (13%), electricity from the Brazilian incentivised energy free market (7%) and self-generation (0.1%). Additionally, the contractual instruments considered for the purchase of unbundled energy correspond to renewable energy certificates (58%).

2.9.4.3. GHG emissions

E1-6, E1-7

GHG emissions inventory

E1-6_15

Telefónica calculates the carbon footprint for its operations (Scopes 1 and 2) and its value chain (Scope 3), using the methodology established in the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). The emissions inventory follows the methodological guidelines based on the principles of relevance, completeness, consistency, transparency and accuracy.

The information contained in Telefónica's GHG emissions inventory corresponds to the Company's reporting scope for sustainability indicators.

Telefónica calculates and reports these emissions in terms of CO_2 equivalent (CO_2e), taking into account not only carbon dioxide (CO_2), but also other greenhouse gases such as methane (CH_4), nitrous oxide (N_2O) and hydrofluorocarbons (HFCs).

The Company calculates its GHG emissions by multiplying the activity data compiled at each facility or business unit by documented GHG emissions factors, which are regularly selected and updated at corporate level.

An explanation is provided below of the specific calculation methods, the significant assumptions and the sources of the activity data and emissions factors used to calculate the Scopes 1 and 2 GHG emissions, as well as the emissions from the significant categories in Scope 3.

Scope 1 emissions (direct GHG emissions): they come from two sources: fuel consumption (fleet and operations) and fugitive emissions of fluorinated gases. The emissions factors used are stated in the GHG Protocol Cross Sector Tools (2024), the IPCC Sixth Assessment Report (2021) and the carbon footprint reporting tools provided by the ministries of the different countries.

Scope 2 emissions (indirect GHG emissions): they come from two sources: electricity consumption and district heating. In the case of electricity, there are two methods for calculating these emissions, one that is location-based and one that is market-based. The emissions factors used for the location-based method come from the IEA Emissions Factors (2024) report from the International Energy Agency and from local official sources (energy or environment ministries) in each country. For the market-based method, the emissions factors used are the local sources available (for example, MITECO for Spain) or the electricity residual mix factors of the Association Issuing Bodies (AIB).

Scope 3 emissions (other indirect GHG emissions): Scope 3 emissions are indirect emissions generated in Telefónica's upstream and downstream value chain as a result of its operations, but which occur at sources that the Company neither owns nor controls.

Telefónica recognises the importance of Scope 3 emissions as they represent 88% of its total GHG emissions.

E1-6_26, E1-6_27

In order to determine the most significant categories of indirect emissions for Telefónica, which are those offering the greatest opportunities for emissions reductions, in 2021 the Company performed an analysis of the 15 categories under the GHG Protocol Corporate Value Chain Accounting and Reporting Standard.

The analysis identified material categories as those which represented over 5% of the total Scope 3 emissions, such as: 'Purchased goods and services', 'Capital goods', 'Fuel- and energy-related activities' and 'Use of sold products'. These categories represent the



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

greatest impact on Telefónica's value chain and, therefore, are the priority categories in the reporting and emission management process. Although they do not exceed the 5% threshold, other Scope 3 emissions are also reported, as they are considered strategic for the business or relevant to improve comparability with the sector, such as 'Business travel' and 'Investments' categories.

The remaining Scope 3 categories are excluded from Telefónica's GHG inventory, either because they are not applicable, are reported in other scopes or because they represent less than 5% of the value chain's emissions. These categories are therefore of less strategic significance in terms of triggering reduction levers to help achieve the net zero emissions target. The categories excluded from the GHG inventory do not exceed 10% of total Scope 3 emissions. This follows the recommendations of the GHG Protocol and meets the criteria of the Net Zero corporate standard of the SBTi initiative.

E1-6_29

The methodology used for Scope 3 emissions accounting complies with the recommendations from the GHG Protocol (Corporate Value Chain (Scope 3) Accounting and Reporting Standard) and from the sectoral guidance provided by ITU-T, GeSI and GSMA (Guidance for Assessment of Scope 3 Emissions for Operators).

- To calculate the emissions of purchased goods and services and capital goods (cat. 1 and 2), the hybrid method defined by the GHG Protocol is used, in which the supplier's emissions intensity is multiplied by the amount spent on the supplier. This uses the amounts spent in the reporting year for purchases included within Telefónica's Procurement Management Model, for each supplier and purchase type. Each supplier's emissions intensity is calculated based on the GHG emissions of that supplier and their revenues, using the supplier's emissions information or taking into account the type of purchase.

  In the case of purchased mobile devices, the supplier-specific method is used, according to which the units of purchased devices are multiplied by the specific emissions of the manufacture and transportation life stages included in the Lifecycle Analysis (LCA) of each model.

- The emissions associated with energy-related activities (cat. 3) are those associated with extraction and production of the energy consumed, as well as transmission and distribution losses of electricity and district heating. The calculation methodology is based on the activity data (amount of fuel, electricity and district heating used in the reporting year by the different business units) and the upstream emissions factors and transmission and distribution losses

factors, which are specific to each country and are obtained from the International Energy Agency's Life Cycle Upstream Emissions Factors (2024) report and the "2024 UK Government GHG Conversion Factors for Company Reporting" report from the UK's Department for Environment, Food and Rural Affairs (DEFRA).

- For calculating business travel emissions (cat. 6), both the distance-based method (for distances travelled by plane, train, bus, rental car and boat) and the spend-based method (for journeys in certain modes of transport where the mileage is not known) are used. The sources of emissions factors used are the "2024 UK Government GHG Conversion Factors for Company Reporting" report from the UK's Department for Environment, Food and Rural Affairs (DEFRA) and the Air Emission Accounts by area of activity and economic aggregated data by area of activity (*Cuentas de emisiones a la atmósfera por ramas de actividad y Agregados por ramas de actividad*) from Spain's INE (the National Statistics Institute).

- Two approaches are used to calculate emissions from the use of sold products (cat. 11):

  1. Emissions from the use of mobile devices (smartphones or tablets) are calculated by multiplying the number of sold mobile devices by the use life stage specific LCA product emissions of each device. The sources of the emissions data are publicly available LCA studies from suppliers or data from the Eco Rating initiative.

  2. Emissions from the use of customer-premises equipment, such as routers and set-top boxes, are calculated by multiplying the number of devices installed by the annual energy consumption and the specific electricity emission factor of each country. The sources of the electricity emissions factors are the same as the ones used for the location-based method when calculating Scope 2 emissions.

- Although they are not included in the target, the emissions associated with investments (cat. 15) have also been calculated since the creation in 2021 of the VMO2 joint venture in the United Kingdom. This category includes emissions from the investees over which Telefónica has no operational control. To ensure the representativeness of these, the economic data associated with their operations are analysed so that the investees which are excluded do not represent in any case more than 5% of these indicators on an aggregate basis. For calculating category 15 emissions, the investment-specific method is used, multiplying the operational emissions of the investee company by Telefónica's share of equity. If no public emissions data are available, the average-data method is used, multiplying the revenue of the investee company by an



Consolidated management report

Sustainability Report

Index

1. General information
2. **Environmental information**
3. Social information
4. Governance information
5. Sustainability notes

EEIO (Environmentally-Extended Input-Output) factor that is representative of the sector of economic activity of the investee company and by Telefónica's share of equity in the investee company. This factor is drawn from the Air Emission Accounts by area of activity and economic aggregated data by area of activity from Spain's INE (the National Statistics Institute).

E1-6_14

In accordance with the best practices established in the GHG Protocol and SBTi standards, whenever there is a methodological change or a significant change in the activities in the GHG inventories that represents a 5% change of the total Scopes 1, 2 and 3 emissions, the historic data is recalculated, including the base year. In this way, the representativeness of the base years used to monitor progress in Telefónica's GHG emissions is fostered.

Telefónica's GHG emissions

E1-4_03, E1-4_06, E1-4_12, E1-4_15, E1-6_01, E1-6_02, E1-6_03, E1-6_04, E1-6_05, E1-6_06, E1-6_07, E1-6_08, E1-6_09, E1-6_10, E1-6_11, E1-6_12, E1-6_13, E1-6_17

In 2024, the Telefónica Group emitted 2.2 tCO_2e, the largest proportion of which came from the indirect emissions produced in the value chain (Scope 3), which accounted for 88% of the Company's carbon footprint.

Indirect emissions from electricity use (Scope 2) represented 7% of total emissions, while direct emissions from the activities controlled by Telefónica (Scope 1) amounted to 5%.

The following table shows Telefónica's total GHG emissions in 2024, broken down by Scopes 1 and 2 and significant Scope 3 categories.

Breakdown of total GHG emissions by company

GHG emissions (tCO_2e)	Telefónica Group	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies
Total GHG emissions - Scope 1	122,874	18,229	5,774	26,349	67,832	4,690
Total GHG emissions - Scope 2 (location-based method)	939,452	165,272	318,051	85,776	358,255	12,098
Total GHG emissions - Scope 2 (market-based method)	152,327	—	352	—	150,664	1,311
Significant GHG Scope 3 emissions	1,962,411	644,032	313,696	345,494	590,613	68,575
Cat. 1. Purchased products and services	1,066,137	366,588	164,181	214,028	279,123	42,216
Cat. 2. Capital goods	208,494	62,622	27,972	61,432	46,993	9,475
Cat.3. Energy consumption-related activities (not included in Scopes 1 and 2)	89,585	1,899	1,390	6,071	79,528	698
Cat. 6. Business travel	41,418	5,808	1,693	9,703	8,029	16,186
Cat. 11.Use of sold products	556,777	207,115	118,460	54,261	176,941	0
Total GHG emissions [Scope 1 + Scope 2 location-based + Scope 3]	3,024,737	827,533	637,521	457,619	1,016,700	85,363
Total GHG emissions [Scope 1 + Scope 2 market-based + Scope 3]	2,237,611	662,261	319,822	371,843	809,109	74,576
Biogenic emissions relating to Scope 1	15,816	—	—	14,918	891	—

Breakdown of total GHG emissions by Scope and estimated future emissions

GHG emissions (tCO_2e)	Retrospective — Base year and value			Milestones and target years		
	Base year	Base year value	2024	2030	Annual % target / base year
Scope 1[21]	2015	286,201	122,874	105,000	4%
Scope 2 (location-based method)	2015	1,869,500	939,452	N/A	N/A
Scope 2 (market-based method)	2015	1,524,954	152,327	76,116	6%
Scopes 1+2 (market-based method)	2015	1,811,155	275,201	181,116	6%
Scope 3	2016	2,855,544	1,962,411	1,256,439	4%

---

[21] Telefónica is not regulated by regulated emissions trading mechanisms.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

GHG emissions (tCO$_2$e)	Retrospective			Milestones and target years	
	Base year and value				
	Base year	Base year value	**2024**	2030	Annual % target / base year
Cat.1. Purchased products and services	2016	1,373,189	1,066,137	N/A	N/A
Cat.2. Capital goods	2016	448,342	208,494	N/A	N/A
Cat.3. Energy consumption-related activities (not included in Scopes 1 and 2)	2016	244,512	89,585	N/A	N/A
Cat.6. Business travel	2016	93,640	41,418	N/A	N/A
Cat.11. Use of sold products	2016	695,861	556,777	N/A	N/A
Total GHG emissions [Scope 1 + Scope 2 location-based + Scope 3] [22]	2015/2016	5,011,245	3,024,737	N/A	N/A
Total GHG emissions [Scope 1 + Scope 2 market-based + Scope 3]	2015/2016	4,666,699	2,237,611	1,437,555	5%

In 2024, Scope 1 emissions were slightly higher than the previous year (0.3%).

However, Scope 2 emissions dropped by 29% compared to the previous year. This was achieved through the energy efficiency and renewable energy plans. Consumption of renewable energy reached 89%.

Compared to the base year (2015), Scope 1 emissions decreased by 57% and Scope 2 emissions by 90%. Combined, Scopes 1 and 2 emissions fell by 84.8%, resulting in 1,535,954 tCO$_2$e fewer emitted to the atmosphere.

88% of the Group's total emissions were Scope 3 emissions, that is, indirect emissions produced by Telefónica's value chain.

Of these emissions, 65% came from purchases made in the supply chain ('Category 1. Purchased goods and services' and 'Category 2. Capital goods') and 28% from the use of products sold to customers ('Category 11. Use of sold products').

Other relevant categories included were 'Category 3. Energy consumption-related activities' and 'Category 6. Business travel', which together accounted for the remaining 7% of the value chain's emissions.

Telefónica also calculates other emissions that it considers strategic to its business such as 'Category 15. Investments', which in 2024 amounted to 28,441 tCO$_2$e. This category included emissions from VMO2, the joint venture created in the UK in 2021, and the fixed and mobile network sharing companies, among others.

In 2024, Scope 3 emissions decreased by 31.3% compared to 2016 (base year) and by 0.4% compared to the previous year.

Despite this reduction, Scope 3 emissions increased in certain significant categories.

Specifically, the emissions associated with purchases rose by 4% compared to 2023, due both to the increase in counted procurement volume and to the increase of new products, such as televisions, household appliances and games consoles in the Telefónica Group's sales portfolio.

Notwithstanding the increase in these new products, the 'use of sold products' category decreased by 4% compared to 2023, due to the greater efficiency of customer-premises equipment (emissions from set-top boxes and routers were reduced by 15% compared to the previous year).

Business travel emissions increased by 21% due to the return to in-person meetings, although they remained 38% lower than the pre-pandemic level.

E1-6_25

During the reporting year, the percentage of Scope 3 emissions calculated using primary data was 72%.

E1-6_30, E1-6_31

Total GHG emissions per net revenue

GHG intensity/revenue	**2024**
Total GHG emissions (location-based method) per net revenue (tCO$_2$e/€)	0.000073
Total GHG emissions (market-based method) per net revenue (tCO$_2$e/€)	0.000054

E1-6_32, E1-6_33, E1-6_34

The denominator of the metric for GHG emissions intensity is the Group's consolidated revenues (€41,315 billion; see Note 26 of the Consolidated Financial Statements).

---

[22] Base year: 2015 for Scopes 1 and 2 and 2016 for Scope 3 emissions.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Carbon credits

E1-7_20

Telefónica's net zero emissions target is based on the definition included in the SBTi's Corporate Net-Zero Standard. It seeks to reduce carbon emissions in line with the 1.5°C scenario of the Paris Agreement and neutralise unabated emissions through the sequestration of CO_2 from the atmosphere (with a maximum of 10%).

Following these premises, emissions that cannot be reduced (a maximum of 10% by 2040) will be neutralised through the cancellation of carbon credits. Before 2040, activities outside Telefónica's value chain that help to mitigate climate change (BVCM, or Beyond Value Chain Mitigation) will be supported, in both projects that generate GHG reduction credits and GHG emission removal credits.

E1-7_12

To this end, high-quality credits procured on the Voluntary Carbon Market are used. The projects that generate those carbon credits must meet the following quality criteria:

- Carbon sequestration projects should preferably be nature-based, such as reforestation, afforestation or ecosystem restoration (forests, wetlands, grasslands, oceans), using native plant species.

- Projects should be able to demonstrate additionality and long-term impact.

- Projects should provide environmental and social co-benefits, contribute as much as possible to the

achievement of the SDGs, and respect and consider the rights of local communities and indigenous peoples.

- Projects should be certified with recognised national/international accreditation schemes and verified by an independent accredited third party.

- Projects should preferably be located in countries in which Telefónica is present, especially in those with high levels of deforestation, such as Brazil, Peru and Colombia. It thereby contributes to halting deforestation in these regions, supporting the conservation of existing forest carbon reserves and providing incentives to support indigenous peoples and local communities.

E1-7_10, E1-7_15

Since 2019, Telefónica has financed climate change mitigation measures outside its value chain through the purchase of carbon credits of nature-based projects. In 2024, 37,655 tCO_2e of carbon credits were cancelled, with 100% of the projects used being biogenic sinks.

E1-7_13, E1-7_14, E1-7_16, E1-7_17

In 2024, 68% of the cancelled carbon credits came from emissions reduction projects (REDD+), while the remaining projects were carbon removal projects (ARR) involving biogenic sinks.

The following table shows the breakdown of the GHG mitigation projects outside the value chain that were financed through carbon credits.

Carbon credits cancelled in 2024[23]

	Total	T. Germany	T. Brazil	T. Spain	Telefónica S.A.
Total carbon credits cancelled (tCO_2e)	**37,655**	4,901	26,350	5,104	1,300
% carbon credits from removal projects	**32%**	100%	22%	5%	100%
% carbon credits from reduction projects	**68%**	—	78%	95%	—
% carbon credits with the Verra Registry quality standard	**99%**	100%	100%	95%	85%
% carbon credits with the Spanish Climate Change Office (OECC) Registry quality standard	**1%**	—	—	5%	15%
% carbon credits from projects within the EU	**1%**	—	—	5%	15%

E1-7_02

Telefónica Spain has the credits from the Telefónica Forest, in Palencia, through which it helps to restore a degraded agricultural area, transforming it into forest use, and from another project that restores an area affected by a forest fire in Caldas de Reis, Galicia, with native species. Credits have also been cancelled from a project preventing unplanned deforestation and degradation of an indigenous reservation situated to the east of the Colombian region of the Orinoco highlands, in the transitional belt between the savannas of the Orinoco and the Amazonian forests. Thanks to these

three projects, the operator offset 28% of its operational emissions (Scopes 1 and 2) in 2024.

Meanwhile, Telefónica Brazil continued to offset 100% of its Scopes 1 and 2 emissions through the purchase of carbon credits. The projects support local initiatives for both the conservation of ecosystems that prevent deforestation in the regions of Rondônia and Amapá and for the reforestation of the Amazon forest with native species. They also foster the social and economic development of local communities by generating income and developing educational activities.

---

[23] The data relating to carbon credits cancelled in 2024 have been verified by an independent third party.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Telefónica Germany cancelled credits from a reforestation project in Colombia that promotes the sustainable management of forest resources to foster natural regeneration, for a quantity equivalent to 80% of its operational emissions.

Lastly, Telefónica, S.A. mitigated 75% of the impact of the Scopes 1 and 2 emissions from its corporate premises by removing an equivalent amount of CO_2 from the atmosphere. This was achieved through a reforestation project based in Colombia and another restoration program involving hillside woodland containing chestnut, oak and pine trees in San Esteban de Budiño, in Spain.

E1-7_11, E1-7_19

One of the targets set for 2025 is to offset the Group's Scopes 1 and 2 emissions in its main markets (Spain, Germany and Brazil). In 2024, Telefónica offset 72% for its main markets and 14% globally. Meeting this interim target will mean cancelling 295,000 carbon credits between 2025 and 2030, according to the Company's forecast operational emissions. In the medium term, there are agreements that ensure the availability of credits, thanks to a multi-country and multi-annual purchase that was awarded in 2022.

E1-8

2.9.4.4. Internal carbon pricing

E1-8_01, E1-8_02, E1-8_13

The setting of internal carbon price is one of the most efficient tools to internalise the costs arising from GHG emissions.

Telefónica has an internal carbon price (shadow price) that helps to guide the purchase of equipment towards low-carbon options. When procuring equipment that uses energy (electricity and/or fuel), as well as equipment containing fluorinated gases, this shadow price is incorporated in the calculation of the Total Cost of Ownership (TCO). This makes it possible to consider not just the equipment's purchase price but also the price of the energy used and the price of the emissions generated during its lifetime. This makes it possible to select more efficient equipment that will produce fewer operational emissions over its useful lifetime.

The price will have an effect on reducing Scopes 1 and 2 emissions. As these are future emissions at asset level, the quantification of emissions for the year in progress is not deemed relevant, in comparison to the emissions of the useful lifetime of the asset covered by this mechanism.

E1-8_03

The application of the shadow price is defined in the Corporate Low Carbon Procurement Instruction, which specifies the product categories to which it applies, provided that they exceed a certain amount. Shadow pricing is applied to these procurement processes of the Telefónica Group's companies in all the regions in which it operates.

E1-8_04, E1-8_05

In order to define this value, a literature review of carbon prices and trends was carried out. In this process, the carbon price projections of the International Energy Agency (IEA), emissions allowances prices of the European Union (EUA), as well as trends identified by the Carbon Pricing Leadership Coalition were analysed. The sources examined showed prices ranging between USD 50/tCO$_2$e and USD 100/tCO$_2$e.

Subsequently, a comparison of the average prices disclosed in the CDP's climate change questionnaire was performed, identifying that the average internal shadow carbon price of companies was USD28/tCO$_2$e. As part of the analysis, and with the aim of taking real carbon prices into account, the Group's experience in terms of carbon credit purchasing was incorporated. For this purpose, Telefónica performed an assessment of the prices of carbon credits procured on the Voluntary Carbon Market (VCM) between 2020 and 2022 and the price ranges of Telefónica's carbon credit purchase agreements up until 2026.

Considering the trends analysed, internal experience and the prediction of future prices of the VCM, it was decided to set the internal carbon price at 30 €/tCO$_2$e.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.10. ESRS E5 - Circular Economy

Telefónica integrates the circular economy into its business. This means that it can decouple growth from its environmental footprint by using fewer resources and reducing indirect carbon emissions through reuse and recycling.

E5. ESRS 2 - IRO 1

2.10.1. Impacts, risks and opportunities

The material impact that Telefónica has identified for ESRS E5 - Circular economy as a result of the double materiality assessment is the following:

Sustainability topics		Description and typology of the impact	Value chain and specific activity[1]							
		SBM-3_01, SBM-3_04, SBM-3_05, SBM-3_06					SBM-3_03, SBM-3_07			
Code	Subtopic	Impact detail	Procurement	Research and development	Operations	Support activities	Products and services	Marketing	Use	After-sales
E5_IN01	Resource outflows related to products and services (including waste)	**Potential short-term negative impact:** potential soil contamination due to the generation of leachates resulting from inadequate waste management **Linkage:** business model **Scope:** all geographies	x		x					x

The material risks and opportunities that Telefónica has identified for ESRS E5 - Circular economy as a result of the double materiality assessment are the following:

Sustainability topics		Description and typology of the risk or opportunity	Value chain and specific activity[2]							
		SBM-3_02, IRO-1_08					SBM-3_03, SBM-3_07			
Code	Subtopic	Risk or opportunity detail	Procurement	Research and development	Operations	Support activities	Products and services	Marketing	Use	After-sales
E5_RI01	Resource inflows, including resource use	**Dependency risk:** loss of profits associated with the interruption of the supply chain resulting from a lack of electronic equipment for operations, offices and customers due to resource depletion, conflicts and geopolitical tensions as a result of competition for natural resources	x							
E5_RI02	Resource inflows, including resource use	**Dependency risk:** increased costs and waiting times in the delivery of products and services, associated with a high demand for resources at risk of depletion throughout the value chain	x							

[1] Upstream includes Procurement; Operations includes Research and Development, Operations, Support Activities, Products and Services; Downstream includes Marketing, Use, After Sales.

[2] Upstream includes Procurement; Operations includes Research and Development, Operations, Support Activities, Products and Services; Downstream includes Marketing, Use, and After-sales.



Consolidated management report

Sustainability Report

Index

1. General information
2. **Environmental information**
3. Social information
4. Governance information
5. Sustainability notes

Sustainability topics		Description and typology of the risk or opportunity	Value chain and specific activity[2]							
		SBM-3_02, IRO-1_08	SBM-3_03, SBM-3_07							
Code	Subtopic	Risk or opportunity detail	Procurement	Research and development	Operations	Support activities	Products and services	Marketing	Use	After-sales
E5_RI03	Resource outflows related to products and services (including waste)	Impact risk: financial penalties for regulatory non-compliance due to inadequate waste management (especially of electrical and electronic equipment)	x		x					x
E5_RI04	Resource outflows related to products and services (including waste)	Impact risk: increased costs due to the need to restore the environment as a result of the impact caused by inadequate waste storage at the Company's own facilities			x					
E5_OP01	Resource outflows related to products and services (including waste)	Opportunity: generation of savings by reusing customer-premises equipment (such as routers or set-top boxes), which avoids the purchase of new equipment	x		x					x
E5_OP02	Resource outflows related to products and services (including waste)	Opportunity: improved business results through the use of new technologies in circular economy processes (waste), which improve the efficiency of reverse logistics processes and increase the traceability of equipment thanks to the use of blockchain technology and big data within the Company's internal processes	x		x					x
E5_OP03	Resource outflows related to products and services (including waste)	Opportunity: generation of income through the sale of waste for recycling			x					

E5.IRO-1_01

The process for identifying potential impacts, risks and opportunities associated with resource use and the circular economy follows the methodology detailed in the chapter:

 2.3. Materiality

In addition, to assess specific impacts, risks and opportunities, during the analysis and implementation sessions of Telefónica's digital waste management tool (GreTel), the Company:

- Identified those of its assets and activities with the potential to generate waste.

- Considered each country's environmental regulations.

Finally, the waste data collected by the GReTel system at the Company's operators with telecommunications infrastructure were also used as a reference.

E5.IRO-1_02

All the required information about the consultations held with the different stakeholders, including affected groups, is gathered and reported in the following section:

 2.2.4. Stakeholder management and relations

E5-1

2.10.1.1. Policies

E5.MDR-P_01-06

All the MDR-P-required information regarding the policies adopted to manage sustainability issues is gathered and reported in section 2.15 Policies of the Sustainability notes.

Global Environmental and Energy Policy

E5-1_01, E5-1_02

Telefónica is committed to protecting the environment by reducing its environmental footprint. This policy includes the following fundamental principles:

- Responsible network deployment and operation.

- Pollution prevention.

- Efficient use of resources and the circular economy.

Furthermore, this policy aims to maximise the opportunities offered by the circular economy through:

- Collaborating with suppliers to implement eco-efficiency measures in the supply of equipment and services.

- Reducing waste generation by reusing and recycling electronic equipment.

- Using digitalisation to improve the traceability and reverse logistics of equipment.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

- Promoting digital services and products that contribute to solving global and local environmental challenges.

Supply Chain Sustainability Policy

E5-1_01

This policy establishes that suppliers must implement preventive measures to reduce the environmental impact arising from their activity. This encompasses the entire life cycle, from the extraction of raw materials, manufacturing and transportation, to the management of waste and its final destination.

Suppliers must ensure, to the extent possible and in the context of their contractual relationship with the Company, that they reduce the environmental impact of their products and services by facilitating the integration of eco-efficiency practices, such as:

- Energy efficiency.
- Incorporating less polluting materials or recycled materials.
- Enabling and encouraging the reusability, repairability and durability of their products.

E5-1_02

The policy also establishes that suppliers must commit to applying eco-efficiency criteria when conducting their activity with Telefónica, especially when dealing with scarce resources such as water. Furthermore, they must reduce emissions of polluting gases into the atmosphere to the bare minimum.

It also promotes a reduction in the amount of single-use plastics found in products supplied to Telefónica and favours their removal from any supply of Telefónica-branded products (Movistar, Vivo, O2).

E5-2

2.10.1.2. Action plans

E5.MDR-A_01-12

Telefónica has implemented actions to achieve the goals of becoming a Zero Waste company by 2030 and meeting the circular economy commitments outlined in its Global Environmental and Energy Policy. These involve minimising the impact of the waste generated, promoting reuse and recycling, and reducing the generation of hazardous waste.

These are the main actions that Telefónica is working on in order to manage the negative impacts (E5_IN01), material risks (E5_RI01, E5_RI02, E5_RI03 and E5_RI04) and opportunities (E5_OP01, E5_OP02 and E5_OP03) related to the circular economy:

1. Reuse customer-premises equipment.

2. Reuse mobile devices.

3. Prioritise the reuse of network equipment.

4. Recycle 100% of waste when reuse is not possible.

1. Reuse customer-premises equipment (routers and set-top boxes)

This action focuses on the reuse of B2C/B2B routers and set-top boxes that follow a device as a service-model. It includes equipment that the Company collects from customers and delivers to a refurbishing company to give a second life. The scope of the initiative also includes the digitalisation of reverse logistics processes and the use of blockchain technology to increase device reuse rates, such as the VICKY initiative.

This project is being rolled out to all Telefónica operators offering fixed telecommunications services: Spain, Brazil, Germany, Argentina, Chile, Colombia and Peru. The stages of the value chain involved are: procurement (goods for business development), operations (equipment installation) and after-sales (reverse logistics, technical support and repair).

Reusing equipment helps to reduce dependency risks related to the circular economy (E5_RI01, E5_RI02) while also representing an opportunity to make financial savings by avoiding the purchase of new equipment (E5_OP01).

The expected outcome of this action is the reuse of 90% of the routers and set-top boxes delivered for refurbishment by the end of 2024, meaning it is a short-term action.

In 2024, the Company reused more than 4 million routers and set-top boxes, amounting to 91.4% of all equipment delivered to be refurbished.

2. Reuse mobile devices

The scope of this initiative covers giving customer- or Telefónica-owned mobile devices obtained through various channels a second life, whether through buyback programs, the sale of refurbished devices, repair services, reuse within leasing services or the MARA program, among other actions.

This initiative is being rolled out in the markets in which Telefónica offers mobile phone services, such as Germany, Spain, Brazil and Hispanoamerica. The different stages of the value chain involved are procurement, products and services, and after-sales (reverse logistics, technical support and repair).

Reusing devices contributes to the reduction of circular economy-related dependency risks (E5_RI01 and E5_RI02). These are long-term actions that are expected to deliver the reuse of over 500,000 mobile phones by 2030. In 2024, 437,180 mobile devices were reused.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

3. Prioritise the reuse of network equipment

Telefónica has implemented programs and platforms (E5_OP02) to extend the lifespan and reuse of second-hand network equipment (for example, the MAIA marketplace).

This equipment comes from its infrastructure and partner companies, mainly in markets with telecommunication networks such as Spain, Brazil and Hispanoamerica.

The stages of the value chain involved are procurement (goods for business development), operations (installation of network, customer and data centre infrastructure) and marketing (logistics and distribution).

The reuse of network equipment is a long-term action that will contribute to the reduction of circular economy-related dependency risks (E5_RI01 and E5_RI02).

In 2024, 533,818 items of network equipment were reused, a larger figure than the expected result of maintaining similar reuse figures to the previous year. This was due to a greater reuse of equipment among Group operators.

4. Recycle 100% of waste when reuse is not possible

This initiative includes delivering waste for recycling to waste managers authorised by the competent bodies and consolidating the waste generated by the Company's activity. In some cases it is possible to generate income through the sale of waste for recycling (E5_OP03).

The GreTel digital tool enhances the traceability of waste disposal information, helping to mitigate risks (E5_RI03 and E5_RI04) and impacts from improper treatment (E5_IN01).

The project, implemented across all regions with fixed or mobile telecommunications infrastructure, focuses on the operations stage (waste management from the business activities) of the value chain.

This is a long-term action that is expected to recycle over 95% of the waste generated. In 2024, 94% of waste was recycled.

Corrective measures

In relation to corrective measures, no actual material impacts have been identified and it is therefore not appropriate to disclose this information. Thanks to the implementation of ISO 14001-standard Environmental Management Systems (EMS) across all Group operators, the necessary measures are in place to control impacts and safeguard individuals. Operating under a certified EMS ensures adequate control and compliance with the applicable environmental legislation at each of the Company's operators.

The EMS are therefore directly linked to the preventive environmental compliance model, which forms part of the Company's global compliance process.

Resources allocated to circular economy actions

In line with what is reported in chapter 2.8. European Taxonomy for Sustainable Activities

- Telefónica invested 612 million euros in fixed assets (CapEx) corresponding to the activity defined in the Taxonomy 5.5. Purchase of the equipment necessary for the provision of connectivity and television services. Part of this investment is included in the Network Transformation CapEx reported in chapter 2.9. ESRS E1 - Climate Change.

- In addition, the Group invested 27 million euros in operational expenses (OpEx) allocated to activity 5.1. Refurbish, repair, and maintenance of fixed equipment and mobile terminals, as defined in the Taxonomy.

SBM-3_08

Financial effects of circular economy risks and opportunities

Regarding circular economy opportunities, as reported in activity 5.4. Sale of second-hand mobile devices in the Taxonomy chapter, the Group recorded revenues of 46 million euros in 2024.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.10.2. Metrics and targets

E5-3

2.10.2.1. Targets related to the management of material IROs

E5.MDR-T_01-13

Zero Waste

Target: reuse and recycle 100% of the total waste generated by 2030.

Performance in 2024: 95% of the waste generated was reused and recycled.

Telefónica has set itself the principal target of being a Zero Waste company by 2030. This is a quantifiable and relative target that covers all the material impacts, risks and opportunities related to the circular economy.

The target is aligned with the core commitments of the Company's Global Environmental and Energy Policy: the efficient use of resources and the circular economy to minimise the impact of waste, promoting reuse and recycling, and reducing the hazardous waste generated.

Scope

The scope of this target includes the hazardous and non-hazardous waste generated as part of the Company's operations and delivered for recycling to managers authorised by the competent bodies.

At a geographic level, the scope is regional as it incorporates all the companies with fixed or mobile telecommunications infrastructure.

The stages of the value chain involved are the operations stage, in terms of the management of waste form the activity, and downstream value chain in after-sales services such as reverse logistics for devices or handling customers' electronic waste.

Methodologies

There are currently no common Zero Waste criteria, standards or methodologies that can be used as a benchmark in order to set targets based on conclusive scientific evidence.

Therefore, to define the target, reference was made to the definitions of Zero Waste formulated in GSMA strategic sectoral documents on the circular economy for network equipment and mobile devices. The target is also in alignment with the circular economy action plan and the European Union's waste hierarchy concept, which establishes priorities and actions to protect the environment and boost the circular economy.

The waste hierarchy is found in the European Union's Waste Framework Directive (2008/98/EC) and in the European Commission's categorisation system for the circular economy. As regards the suite of measures from the circular economy action plan proposed by the European Commission in 2022, this is in line with the European Union's climate neutrality target for 2050 under the European Green Deal.

No interim targets have been set. The target consists of a percentage calculated on the basis of the values for the year in progress, and therefore neither benchmark values nor year are applicable. Additionally, no changes have occurred regarding the target, the corresponding metrics or the measurement methodologies.

All the required information in relation to different stakeholder involvement in setting targets is specified in chapter 2.2 Strategy and business model, in the following section:

🔗 2.2.4. Stakeholder management and relations

E5-3_01

Becoming a Zero Waste company by 2030 will facilitate the return of resources through reuse and recycling, ensuring that waste does not end up incinerated or sent to landfill but transformed into raw materials that are reintroduced into the value chain.

E5-3_02, E5-3_03

Reusing equipment and recycling materials enhances the use rates and circular design by facilitating the return of raw materials to production processes, allowing these materials to be available to manufacturers for use in new products.

E5-3_04, E5-3_05, E5-3_08

Reuse and recycling contribute to saving materials and sourcing renewable resources by reducing consumption and preventing the extraction of virgin raw materials, given that:

- Reusing equipment prevents the generation of waste and emissions by avoiding the purchase and manufacture of new products.

- Recycling forestalls the depletion of resources by transforming waste into raw material.

E5-3_06, E5-3_07, E5-3_09

The Zero Waste target seeks to transform waste into resources by managing it appropriately. The Company prioritises reuse and, when this is not possible, it draws value from the materials through recycling.

This contributes to the waste hierarchy levels of prevention, reuse and recycling by limiting the amount of waste destined for disposal.

Whenever waste is collected, the personnel responsible ensure that all the information is registered in the GReTel digital tool. This makes it possible to obtain and analyse real-time data on the origin and destination of the waste produced by the Company.



Consolidated management report

Sustainability Report

Index

1. General information
2. **Environmental information**
3. Social information
4. Governance information
5. Sustainability notes

The system enables the personnel responsible to be aware of the volume of waste disposed, draft reports, analyse information and keep all documentary evidence relating to proper compliance with environmental regulations in each country. There can therefore be full traceability of the waste treatment.

E5-3_13

All the Company's commitments are voluntary and are applicable to all the countries in which it operates.

E5-4, E5-5

2.10.2.2. Products and materials

E5-4_01

Telefónica does not have production processes for manufacturing equipment and therefore does not directly consume materials. The main resource inflows come from the procurement of products that have already been manufactured, mainly electronic equipment, in particular:

- Customer-premises equipment, such as routers and set-top boxes.

- Mobile devices.

- Network equipment, such as antennas and other equipment associated with the telecommunications network infrastructure, including cables.

- Electronic office equipment.

E5-5

2.10.2.3. Waste

E5-5_07, E5-5_08, E5-5_09, E5-5_10 E5-5_11, E5-5_15

Waste indicators	Non-hazardous waste	Hazardous waste	Total
	2024	2024	2024
Total waste generated (t)[3]	**53,282**	**5,951**	**59,233**
Total waste generated (t) + reuse	64,451	5,951	**70,402**
Waste diverted from disposal (t) (includes recycling, reuse, energy recovery and other treatments)	62,470	5,896	**68,366**
Waste destined for disposal (t) (includes incineration and landfill).	1,981	55	**2,036**
Breakdown by treatment			
Reused equipment (t)	11,169	0	**11,169**
Recycled waste (t)	50,130	5,262	**55,392**
Waste for energy recovery (t)	324	520	**843**
Other treatment (t)[4]	847	115	**962**
Incinerated waste (t)	5.6	12	**17.4**
Waste sent to landfill (t)	1,975	43	**2,018**

Non-recycled waste

	2024
Non-recycled waste (t)	3,841
Non-recycled waste (%)	6

E5-5_12, E5-5_13, E5-5_14

Network infrastructure maintenance is the main waste-generating activity, exceeding the waste generated in offices or e-waste collected from customers.

The vast majority of the waste produced by the Company consists of cables and electronic equipment resulting from transformation process of the process of the network, from copper fibre optic cables.

---

[3] The data on waste generated does not include reuse as reused equipment has not yet reached the end of its useful life.

[4] Other treatment includes: physical, chemical and biological treatment, secure cells and intermediate treatment prior to recycling.



Consolidated management report

**Sustainability
Report**

Index

1.
General
information

**2.
Environmental
information**

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Thus, the waste generated mainly contains metals such as steel, aluminium, iron and copper and, to a lesser extent, materials from electronic elements such as ceramics, polymers, fibre glass and materials that make up the printed circuits.

In 2024, 59,233 tonnes of waste were generated, which included cables, batteries, paper and electronic waste. A total of 94% of this was recycled.

Regarding the electronic equipment collected, 69% was reused, thus preventing it from becoming waste.

Electronic equipment (%)

	2024
Reused equipment	69%
Recycled equipment	30%
Equipment with other treatment and disposal	1%

E5-5_17

Waste data is obtained by consolidating the volumes reported directly by the waste management provider, therefore there are no significant methodologies or assumptions.

For the data relating to reused equipment, the Company collects the information in units and applies a conversion factor adjusted to the weight per unit of the type of reused equipment.



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. Social information
4. Governance information
5. Sustainability notes

Social information


Pulse su tiempo con el nuevo teléfono de teclado.
Compañía Telefónica Nacional de España
EL MAYOR PUENTE INTERNACIONAL EL TELÉFONO LLEVA LA VOZ HUMANA A TRAVÉS DE NACIONES Y CONTINENTES.
COMPAÑÍA TELEFÓNICA NACIONAL DE ESPAÑA
LLAME SIN PARAR
Telefónica
TELEFONÍA MÓVIL AUTOMÁTICA
Telefónica
ahora llamaMe
movistar

Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. **Social information**
4. Governance information
5. Sustainability notes

2.11. ESRS S1 - Own workforce

2.11.1. Strategy

Telefónica considers its team essential to developing its business strategy and driving growth. The Company aims to manage its team in a way that supports employee development and motivation by providing suitable working conditions and fostering an inclusive, safe and healthy work environment.

S1. ESRS 2 - SBM 2

Employee concerns and feedback

Employees are one of the Company's key stakeholder groups, which is why Telefónica offers general and specific channels to gather employee feedback and address their concerns, while respecting and promoting their human rights.

Employee expectations are incorporated into the Company's strategy and business model, as explained in the following section:

🔗 2.2.4. Stakeholder management and relations

In addition, to mitigate both actual and potential negative impacts related to human rights, employees have access to the Whistleblowing Channel and the Queries Channel, as explained in Due diligence phase 6:

🔗 Phase 6. Remediation of adverse impacts

S1. ESRS 2 - SBM 3

Linking impacts, risks and opportunities (IROs) to the strategy and business model

The relationship between the strategy and business model and employee-related impacts is outlined in the section:

🔗 2.3.2. Linking material impacts to the strategy and the business model

Types of employees

S1.SBM-3_01, S1.SBM-3_02

The double materiality analysis ascertained that the entire Telefónica workforce may be affected by the material IROs identified and is considered within the scope of disclosure. This includes Company employees with permanent, temporary and part-time contracts.

The Company has its own personnel throughout the various stages of the value chain, from the research and development of new technologies and products to the installation of infrastructure, design of new products and services, marketing and after-sales. The Company also has its own employees in areas that facilitate all its activities, such as Finance, Procurement, Legal and People, among other areas. To ensure the functions are carried out, it relies on employees with differing backgrounds, training and experience, ranging from more technical to commercial and business management profiles.

Non-employee workers are self-employed and temporary agency workers. Their hiring is based on specific business needs at particular times and is not restricted to a specific area or stage of the value chain.

S1.SBM-3_04

The Company prioritises working conditions through specific activities such as stable and quality employment programs and the active promotion of diversity and inclusion in terms of aspects such as gender, race, age, sexual orientation and origin. In parallel, Telefónica promotes social dialogue, freedom of association and collective bargaining to ensure that workers are effectively represented.

It also fosters health and safety through the implementation of measures and campaigns to prevent workplace accidents and occupational illnesses and the delivery of training on physical and mental health. These initiatives improve employee well-being and contribute to the business's long-term sustainability.

The Company prioritises a safe and violence-free workplace by focusing on preventing and addressing harassment. In particular, it has implemented a global procedure that facilitates confidential reporting and has specific protocols in place for handling these situations. It also offers awareness-raising courses. These actions are supervised by specialised committees in each country.

Lastly, and as a central pillar of the People strategy, Telefónica is committed to the continuous learning of all its employees, facilitating the development of new skills within the workforce through a catalogue of training activities that include different types of in-person and online courses, certifications and access to e-learning platforms.

The employment relationship with non-employee workers is equivalent to that with workers in the value chain; therefore they are not considered to be affected by the IROs identified in the double materiality analysis.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

S1.SBM-3_05

The 2024 double materiality process also identified the material risks and opportunities arising from the impacts and dependencies of the Company's workforce. These are presented in the material IROs table in the next section of this chapter.

S1.SBM-3_06, S1.SBM-3_07, S1.SBM-3_08, S1.SBM-3_09, S1.SBM-3_10

According to the double materiality analysis, no employees within the workforce are affected by the transition plans aimed at reducing negative environmental impacts. Neither are there any cases of child labour or forced labour within the Company's operations. For more details on the outcome of the analysis, see:

🔗 2.3.1.3. Result of the double materiality analysis

S1.SBM-3_11, S1.SBM-3_12

The main source of information used to identify risks in the double materiality process is Telefónica's global risk management model (ERM).

Based on the risk management (ERM) exercise, which the Company carries out regularly, an analysis is performed of the risks reported by the Group's companies and their relationship with the topics of the

European Sustainability Reporting Standards (ESRS). The result is shared with the global management areas, which use it to support the identification and assessment of their own risks in accordance with the CSRD.

This model has enabled a detailed understanding of how certain groups of employees could be more affected by specific risks, such as the material risk related to safety, which affects specific regions where ongoing plans of action have been put in place. This is due to the specific security conditions in these countries and the characteristics of the operational activities conducted by this personnel, which include fieldwork and exposure to higher-risk areas (S1_RI01).

S1. ESRS 2 - SBM 3

2.11.2. Impacts, risks and opportunities

The material impacts that Telefónica has identified for ESRS S1 - Own workforce as a result of the double materiality assessment are considered widespread or systemic in the contexts in which the Company operates. They are as follows:

Sustainability topics			Description and typology of the impact	Value chain and specific activity[1]							
SBM-3_01, SBM-3_04, SBM-3_05, SBM-3_06				SBM-3_03, SBM-3_07							
Code	Subtopic	Sub-subtopic	Impact detail	Procurement	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
S1_IN01	Equal treatment and opportunities for all	Gender equality and equal pay for work of equal value	Potential medium-term negative impact: possible gender-discriminatory practices by the Company that may arise in the form of a gender pay gap for the same work as men and/or lack of opportunities for advancement to leadership and decision-making positions Linkage: strategy Scope: all geographies		x	x	x	x	x		x
S1_IN02	Other work-related rights	Privacy	Actual negative impact: limited loss of control of data due to improper access to employee information, with possible breach of confidentiality, by a small number of Company employees. Linkage: business model Scope: all geographies	x		x	x	x		x	
S1_IP01	Working conditions	Secure employment Working time Adequate wages Work-life balance	Actual positive impact: improvement of employees' living and financial conditions due to the promotion of quality employment with fair, competitive and attractive working conditions Linkage: strategy Scope: all geographies				x				

[1] Upstream includes Procurement; Operations includes Research and Development, Operations, Supporting Activities, Products and Services; Downstream includes Marketing, Use, After-sales.



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. Social information
4. Governance information
5. Sustainability notes

Sustainability topics			Description and typology of the impact	Value chain and specific activity[1]							
			SBM-3_01, SBM-3_04, SBM-3_05, SBM-3_06						SBM-3_03, SBM-3_07		
Code	Subtopic	Sub-subtopic	Impact detail	Procurement	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
S1_IP02	Working conditions	Social dialogue Freedom of association Collective bargaining	Actual positive impact: Improvement of the working conditions of Telefónica's employees due to social dialogue, freedom of association and collective bargaining measures Linkage: strategy Scope: all geographies				x				
S1_IP03	Working conditions	Health and safety	Actual positive impact: Contribution to a safe and healthy environment through a reduction in the number of workplace accidents and their severity thanks to a high level of workforce training in both physical and mental health and safety Scope: all geographies				x				
S1_IP04	Equal treatment and opportunities for all	Training and skills development	Actual positive impact: Enhancement of employee skills and promotion of talent retention through extensive training courses and programs Linkage: strategy Scope: all geographies				x				
S1_IP05	Equal treatment and opportunities for all	Measures against violence and harassment in the workplace	Actual positive impact: An improved working environment and work atmosphere thanks to the adoption of measures against violence and harassment in the workplace Scope: all geographies				x				
S1_IP06	Equal treatment and opportunities for all	Diversity	Actual positive impact: Enhanced attraction and retention of the best talent, Company growth and a positive impact driven by diversity and inclusion initiatives Linkage: strategy Scope: all geographies				x				



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. Social information
4. Governance information
5. Sustainability notes

The material risks and opportunities that Telefónica has identified for ESRS S1 - Own workforce as a result of the double materiality assessment are as follows:

Sustainability topics			Description and typology of the risk or opportunity	Value chain and specific activity[2]							
			SBM-3_02, IRO-1_08					SBM-3_03, SBM-3_07			
Code	Subtopic	Sub-subtopic	Risk or opportunity detail	Procurement	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
S1_RI01	Working conditions	Health and safety	Impact risk: impact on the physical, financial and operational integrity of the company due to the lack of a safe and healthy work environment that minimizes exposure to accidents, occupational diseases, stress and other factors that may affect the physical and mental health of employees.		x	x	x	x	x		x
S1_RI02	Equal treatment and opportunities for all	Training and skills development	Dependency risk: impact on the company due to the shortage of global technological talent and the need for new skills in the workforce due to rapid technological changes.		x	x	x	x	x		x
S1_RI03	Other labor rights	Privacy	Impact risk: fines or economic sanctions due to the loss of confidentiality of employees' personal data as a result of inadequate processing of the same.	x		x	x	x		x	
S1_OP01	Working conditions	Health and safety	Opportunity: cost reduction associated with the prevention of accidents and occupational diseases through proper implementation of health and safety measures			x	x				

2.11.2.1. Policies

S1-1

S1.MDR-P_01-06, S1-1_01

Telefónica has a large number of internal policies and standards that address the management or resolution of material incidents, risks and opportunities related to all of its employees, without exception.

All the information required in the minimum disclosure requirements (MDR-P) about the policies adopted to manage sustainability issues is gathered and reported in the following section of the Sustainability notes:

🔗 2.15. Policies

S1-1_03, S1-1_04

Global Human Rights Policy

Through this policy, which is based on the United Nations (UN) Guiding Principles on Business and Human Rights, the Organisation for Economic Co-operation and Development (OECD) Guidelines and the core conventions of the International Labour Organization

(ILO), among others, the Company commits to respecting the human and labour rights of its employees.

To put this commitment into practice, Telefónica has a global due diligence process. This process is used to identify, prevent, mitigate and address potential or actual adverse impacts on people and the environment throughout the value chain, and is explained in section 2.5. Due diligence.

S1-1_05

Telefónica's approach to employee engagement is based on transparency, inclusion and continuous improvement. The Company implements open communication policies and conducts regular surveys to ensure the active and meaningful participation of its workforce.

S1-1_06

Employees can ask questions about the code of ethics and conduct via the Queries Channel. Moreover, if an employee believes that their human rights have been violated, they have the option to report it anonymously via the Whistleblowing Channel. All reported incidents

---

[2] Upstream includes Procurement; Operations includes Research and Development, Operations, Supporting Activities, Products and Services; Downstream includes Marketing, Use, After-sales.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

are managed and analysed in accordance with the established procedures and deadlines, ensuring a prompt and appropriate response. For more details on how this channel operates, see:

🔗 2.14.3.2. Queries (Responsible Business) Channel and Whistleblowing Channel

S1-1_07

Telefónica's policies are aligned with key international frameworks on human and labour rights, including:

- The UN Guiding Principles on Business and the Universal Declaration of Human Rights, which foster the implementation of practices that respect human rights, promote fair and non-discriminatory working conditions, and ensure that operations respect fundamental rights, equality and dignified working conditions for all employees.

- The OECD, Organisation for Economic Co-operation and Development, guidelines, which promote corporate responsibility, transparency and respect for labour rights, with a particular emphasis on equal opportunities and workplace safety.

- ILO conventions, which advance the protection of labour rights, collective bargaining and the elimination of any form of discrimination or exploitation in the workplace.

S1-1_08

Telefónica's Global Human Rights Policy sets out its commitment to human rights, including the prohibition of human trafficking, forced labour and child labour.

S1-1_09

Global Occupational Health, Safety and Well-being Regulation

This regulation establishes a framework for general and specific commitments that make it possible to prevent, reduce and monitor risks associated with the normal course of business and encourage a culture of safety in which all parties assume their responsibility and prevention is integrated into all hierarchical levels of the Company, thereby providing safe and healthy working conditions. There are also health and safety management systems in place that are certified and aligned with the applicable legal frameworks in each country.

S1-1_10, S1-1_11, S1-1_12, S1-1_13

Global Equality Policy

The Global Equality Policy supports the Company's commitment to gender equality and opposition to all forms of harassment, prioritising working conditions that prevent workplace, sexual and/or gender- or sex-based harassment.

Global Diversity and Inclusion Policy

The Global Diversity and Inclusion Policy sets out a commitment to equal opportunities and the non-discriminatory treatment of individuals across all areas of the organisation, taking a firm stance against any conduct or practice associated with prejudice on the grounds of the following factors, inter alia: nationality, ethnic origin, skin colour, marital status, family responsibility, religion, age, disability, social status, political opinion, serological and health status, gender, sex, sexual orientation and gender identity or expression.

At a local level, action protocols adapted to applicable legislation are implemented to address cases of workplace, moral and sexual harassment and discrimination. These protocols are designed to prevent and mitigate these situations and to facilitate an effective response should such situations be detected.

Despite no groups at particular risk of vulnerability being detected, they are covered through the Global Diversity and Inclusion Policy.

Global Privacy Policy

The Policy establishes the general guidelines that must be implemented for the processing of personal data of individuals, including Telefónica Group employees, not only in compliance with the applicable legal frameworks in each jurisdiction but also in accordance with standardised and uniform criteria that create a common and general approach to privacy across the Group.

The Global Privacy Policy adheres to the principles of lawfulness, transparency, commitment to data subject rights, security, and storage limitation.

S1-2

2.11.2.2. Engagement with employees and their representatives

S1-2_01

Telefónica is dedicated to fostering an environment of active engagement and collaboration with employees and their representatives. The information gathered through the different means of communication with employees (such as surveys, meetings and other information channels) is analysed and used specifically to make decisions and implement measures related to the management of both actual and potential workplace incidents. For example, the results of the annual employee survey are presented to the Company's executive committee.

Incident management is supported by a structured system for identifying, reporting and monitoring cases related to working conditions and workers' rights.

S1-2_02

Employee feedback and suggestions are collected through regular surveys, feedback meetings and open communication channels.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Moreover, information from workers' representatives is gathered through regular meetings.

S1-2_03

Collaboration with employees and workers' representatives is managed locally and meets the needs of each business and country in which Telefónica operates. As a result, the phases, types and frequency of collaboration vary by country and business unit. They also vary depending on whether the collaboration takes place with Telefónica's own employees or with workers' representatives.

In general, when working directly with the Company's own employees, there are different types of collaboration:

- Feedback meetings in which employees can raise any feedback and suggestions. The frequency of these meetings varies according to the business/country.

- Surveys and questionnaires to gather information on employee satisfaction and needs. A global survey is conducted annually.

- Working groups to address specific issues and develop solutions. These are ad-hoc meetings held as needed.

Collaboration with employee representatives involves joint committees convened quarterly, annually or monthly, depending on the subject matter and the country or business unit, addressing compliance with the commitments made, monitoring them and proposing possible measures for improvement.

S1-2_04

For agreements with the greatest impact such as collective bargaining agreements, the highest-ranking Company official involved is the Human Resources Director of each business. For global agreements, the ultimate responsibility lies with the Telefónica Group's Global Chief People Officer. Labour Relations teams are responsible for monitoring the actions and day-to-day activities of each business.

S1-2_05

Telefónica is committed to the core ILO standards, particularly regarding freedom of association and the right to collective bargaining in all the countries in which it operates.

In addition, the Company reaffirms the important role played by trade unions in defending the interests of workers and recognises the UNI Global Union (UNI) and the European Works Council (EWC) as key partners in the management of international labour relations.

The main aspects included in these agreements are the recognition and ratification of the commitment to fundamental human rights and respect for applicable standards regarding health and safety, equality, diversity and the environment in the workplace. To promote the

effectiveness of these agreements, meetings are held annually with UNI and every six months with the EWC, in addition to maintaining regular contact with them. These agreements allow Telefónica to gain deeper insights into employee perspectives through:

- Direct contact: regular meetings and consultations with union representatives provide the Company with first-hand insights into workers' experiences and concerns, enabling it to comprehensively monitor potential incidents that may arise in the different countries.

- Continuous improvement: the ongoing nature of the Global Framework Agreements helps Telefónica to constantly learn from and adapt to the changing needs and perspectives of employees.

S1-2_06

The assessment of the effectiveness of the relationship with employees and workers' representatives is measured in a number of ways.

With regard to employees, it is measured through the annual motivation survey, which provides information on their level of satisfaction and commitment and enables the Company to make informed decisions. The survey is anonymous and the responses are analysed by a third party to maintain data confidentiality.

With regard to the relationship with workers' representatives, the effectiveness of the various committees is assessed by the agreements reached following negotiations and the absence of labour conflicts.

Both assessment processes follow a structured approach, involving continuous collection of data on the results obtained.

2.11.2.3. Remediation processes and engagement channels with employees

S1-3_01

Telefónica takes a proactive approach to the remediation of actual material adverse impacts that may affect employees. Employees can report incidents through the Whistleblowing Channel. Incidents are thoroughly analysed, and corrective measures are implemented to address them effectively.

For more details on privacy and data protection processes, procedures and policies, see:

🔗 2.13.3. Action plans, metrics and targets

Channels for employees to express their concerns

S1-3_02

Telefónica has several channels set up by the Company itself and designed for employees to express their concerns, needs and suggestions in an accessible way:



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. **Social information**
4. Governance information
5. Sustainability notes

1. Motivation surveys: conducted globally on a regular basis to assess employee satisfaction, commitment and views on their work environment. These surveys help Telefónica to identify strengths and areas for improvement in working conditions and to gather employee suggestions. They also contribute to assessing impacts from an employee perspective as part of the double materiality process.

2. Internal communication channels: internal communication tools such as digital platforms, bulletins and specific portals to facilitate dialogue between employees and the Company. These platforms keep employees informed and provide a space in which to share their needs openly and directly.

3. Meetings with team leaders: regular meetings and feedback sessions between team leaders and team members fostering open communication, so that employees can express their concerns directly to their supervisors.

4. Whistleblowing Channel: enabling employees to report concerns related to compliance with internal policies, work ethics or any behaviour that goes against such principles. It is available anonymously and is managed confidentially.

5. Local health and safety and equality committees: Telefónica has internal committees focusing on welfare and equality, which contribute to improving the work environment and implementing initiatives in line with employees' needs.

6. Network of trade union delegates and workers' representatives: employees can express their needs through trade unions or workers' representatives, who are responsible for communicating shared concerns and negotiating with the Company on working conditions and other matters of collective interest.

7. Human Resources Departments: the Company's Human Resources teams provide accessible contact points and channels for all employees to communicate any queries, requests for information or needs concerning professional development, benefits or working conditions.

8. Meetings with the heads of the organisation: regular meetings are held with Telefónica's most senior managers, in which employees can ask questions through the channels established for this purpose. Furthermore, these types of meetings also take place at a local level between local teams and the heads of the business units in each country.

9. Privacy Mailbox for employees: the aim is to provide a direct, accessible channel through which employees can communicate any concerns, queries or situations

related to the processing of their personal data, and make requests concerning the exercise of their data protection rights.

S1-3_05, S1-3_06, S1-3_07, S1-3_08, S1-3_09

For more details on the management of the Queries (Responsible Business) Channel and the Whistleblowing Channel and their availability to all employees, see:

🔗 2.14.3.2. Queries (Responsible Business) Channel and Whistleblowing Channel

S1-4

2.11.2.4. Action plans

S1.MDR-A_01-12, S1-4_02, S1-4_05

All the actions mentioned have a global scope although each action is implemented and adapted by the operators according to local needs and specific regulatory contexts. The activities fall within the stages of the value chain relating to supporting activities.

The time horizons for each initiative depend on the nature and local context of the action, with goals defined on a short-, medium- and long-term basis. The goals are regularly assessed through key indicators, internal audits and satisfaction and motivation surveys.

With regard to impacts affecting Telefónica employees, if an incident occurs, a structured process is in place to identify, analyse and monitor any issues related to working conditions and workers' rights, as well as to implement appropriate actions to remedy the incident.

S1-4_01, S1-4_04

The effectiveness of the actions is assessed by reviewing the indicators associated with each of them. Further information can be found in the Metrics section of this chapter.

Telefónica has a Global Human Resources Committee made up of the heads of the People area of the main operators and regions in which it operates. The committee meets monthly to review and monitor these actions, ensuring progress towards targets and metrics.

Actions to mitigate negative impacts

The Company has adopted various measures to mitigate material negative impacts on equal treatment and opportunities for all (S1_IN01) affecting its own employees:

- Inclusion and diversity policies that promote gender equity, including protocols to prevent sexual harassment and workplace discrimination.

- Equitable selection and promotion processes. For executive selection processes, the Company has a Transparency Committee, composed of the Chair and four senior executives, which ensures the presence of both genders among the final shortlisted candidates. A diverse panel is also put forward to interview potential candidates.



Consolidated management report

**Sustainability
Report**

Index

1.
General
information

2.
Environmental
information

**3.
Social
information**

4.
Governance
information

5.
Sustainability
notes

- Regular pay audits to identify and address gender pay gaps for equivalent roles or work of equal value, ensuring equal pay regardless of gender.

- Professional development programs to promote the advancement of women in the Company.

- Participation in external initiatives, such as collaboration with global networks and programs like the UN Global Compact and Women's Empowerment Principles to share best practices and promote gender equality in the business sector.

- Training in inclusive leadership and awareness-raising campaigns.

- Flexible working, work-life balance and equal leave policies.

Key indicators for monitoring progress on equal opportunities is the proportion of women executives.

Telefónica expects to continue these actions in the coming years. The intended result of these actions is an increase in the number of women in leadership positions and a reduction of the pay gap.

Other work-related rights: privacy
The actions that Telefónica is working on to manage negative impacts (S1_IN02) and material risks (S1_RI03) relating to employee data privacy are:

- Global privacy governance.

- Privacy risk assessment.

- Continuous cooperation with Security areas.

- Employee training and reskilling.

For further details on these actions, see:
 2.13. ESRS S4 - Consumers and end-users

The same protection and confidentiality standards are uniformly applied to all personal data, regardless of their origin, in order to achieve comprehensive, consistent and coherent information protection across all levels.

These actions are expected to continue in the coming years. The intended result of these actions is strengthened global privacy governance and improved management of the risks associated with protecting employee data.

S1-4_03

Actions to generate positive impacts
The initiatives that Telefónica is working on to generate positive impacts for its workforce are:

Working conditions
As regards secure employment, working time, adequate wages and work-life balance (S1_IP01), the Company carries out the following actions:

- Permanent contracts are prioritised to ensure job stability, in addition to having specific programs for young talent, such as scholarships and internships, the impact of which is monitored through regular reports.

- Pay reviews are conducted regularly and professional classification systems have been implemented to promote competitiveness and equity. Additional benefits are offered such as share schemes and salary advances.

- Digital disconnection is encouraged through initiatives adapted to local regulations, such as flexible hours, gradual reductions in weekly working hours, hybrid and remote work, and record-keeping systems to regulate overtime. The Company offers extended family care leave and parental leave.

With regard to social dialogue, freedom of association and collective bargaining measures (S1_IP02), at local level there are joint committees to ensure compliance with collective agreements and adapt labour policies to the needs of employees. There are agreements with UNI and with the EWC, European Works Council, establishing a framework for continuous dialogue and cooperation with trade unions at a global level.

With regard to health and safety (S1_IP03), a preventative approach to health, safety and occupational well-being is followed, with ongoing training, health campaigns and psychosocial support. Telefónica promotes the overall well-being of its employees and maintains a healthy work environment. In addition, safety standards are monitored by committees, as well as through internal and external audits.

These actions are expected to continue in the coming years. The intended result of these actions is to ensure safe and fair working conditions that are in line with best labour practices, promoting stable employment, work-life balance and competitiveness at salary level.

Equal treatment and opportunities for all
- In terms of training and skills development (S1_IP04), Telefónica focuses on the professional development of its employees through training and reskilling programs, which include courses on emerging technologies, digital skills and leadership, tailored to local needs. The Company assesses skills development through internal management tools and the Skills Workforce Planning process.

- To prevent workplace violence and harassment in the workplce (S1_IP05), the Company has implemented a global confidential reporting procedure and specific



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

action protocols. It runs awareness-raising courses and monitors these plans through specialised committees in each country.

- To foster diversity and inclusion (S1_IP06), Telefónica implements global policies on gender equality, support for the LGBTI+ community and inclusion of people with different backgrounds, ages and abilities. It promotes female talent through local-level initiatives such as training and leadership programs for women, specialised workshops and awareness-raising activities.

These actions are expected to continue in the coming years. The intended result is to be able to offer quality jobs and competitive and attractive working conditions.

S1-4_06

Actions regarding material risks and opportunities

During the 2024 financial year, the following actions were undertaken to mitigate the material risks arising from the impacts and dependencies related to Telefónica employees:

In relation to the health and safety risk identified in operations in Ecuador and Chile due to incidents such as theft, vandalism and riots (S1_RI01), the operators conducted the following actions:

- To safeguard employees and facilities, Telefónica implemented a physical security plan featuring physical, electronic and procedural measures, alongside training.

- To ensure the effectiveness of these programs, the Company put monitoring and emergency response systems in place, such as a 24/7 security operations centre in Ecuador and Chile. The security procedures include an action guide for various types of emergencies. Audits and compliance evaluations are also conducted, enabling the identification and correction of areas for improvement in the Group's policies and procedures.

- Lastly, transparent and participatory communication channels were put in place so that employees can express their opinions and remain informed about safety protocols. Examples include the Ecuador Operations Centre telephone line for quick contact with the Security team and the direct contact line in Chile, which allows employees to report risk situations in real time.

These actions are expected to continue in the coming years. The intended result is a reduction in incidents relating to theft, vandalism and riots.

Regarding the dependency risk belonging to the sub-subtopic of training and skills development (S1_RI02), the actions carried out by Telefónica to mitigate the risk of a

shortage of technological talent and the need for new skills in the workforce are part of the strategic Skills Workforce Planning process, which identifies the skills available within the organisation and those needed for business growth. This process helps with making well-informed decisions to close the skills gap through:

- Internal skills development: launching large-scale reskilling and upskilling programs to develop skills that are critical for the business while improving the employability of professionals. Telefónica Tech also offers certification programs for employees in third-party digital technologies.

- Attracting the best talent by leveraging digital platforms, social media, networking events, fairs and forums at technology-focused universities. Furthermore, the Company strengthens its pool of young talent through various scholarship and internship programs.

These actions are expected to continue in the coming years. The intended result is to reduce the skills gap in the workforce and ensure the availability of the talent the Company needs for business growth.

S1-4_07

The actions undertaken to capitalise on the identified material opportunity concerning health and safety focus on implementing comprehensive risk prevention programs and continuous training in order to reduce workplace accidents and occupational illnesses. Specialized training and awareness campaigns are planned to continue. These initiatives are expected to contribute to reducing the incident rate, improving regulatory compliance and strengthening employee well-being.

Responsible practices and allocated resources

S1-4_08

Telefónica believes that its activities do not generate material negative impacts on its employees. To minimise potential impacts, the Company has global policies on human rights, equality, diversity and inclusion. Similarly, it conducts internal and external audits and assesses labour and human rights risks. It also has confidential whistleblowing channels and monitors indicators such as the gender pay gap and the percentage of women in executive positions, as well as responses to the motivation survey. Furthermore, it promotes work-life balance measures, flexibility, equal opportunities and safe environments, ensuring swift action if any irregularities are identified.

S1-4_09

The Company allocates human, financial, technological and infrastructure resources to manage negative and positive impacts and mitigate risks by enhancing initiatives that benefit employees.

It also allocates budget to audits and labour improvements, using technological tools to manage



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. Social information
4. Governance information
5. Sustainability notes

incidents and perform data analysis. There are protocols and remediation plans in place to address internal issues such as pay gaps and discrimination. Additionally, Telefónica invests in employee training and partners with external consultants and organisations to contribute to the fulfilment of standards and continuously improve its practices.

2.11.3. Metrics and targets

S1-5

2.11.3.1. Targets related to the management of material IROs

S1.MDR-T_01-13

S1-5_01, S1-5_02, S1-5_03

Equal treatment and opportunities for all

The main metric used by the Company to assess the performance and effectiveness of the action plans relating to the material negative impact on equal treatment and opportunities for all (S1_IN01) for own employees is

Representation of women in executive positions

Target: 37% of executive positions to be held by women by 2027.

To make progress towards meeting the target by 2027, Telefónica has set interim targets:

2024: 33.4% of executive positions to be held by women.

2025: 34.6% of executive positions to be held by women.

Methodology and scope

This indicator is measured based on the total number of Telefónica Group executives at the end of December of the corresponding year.

The executives of the Telefónica Group are defined as being the group subject to specific governance conditions inside the Group. The appointment of executives consists of two stages: first, the Transparency Committee reviews the proposals to ensure compliance with the transparency and gender equality policies. Then, the proposal is validated by the Nominating and Compensation Committee.

The baseline year against which progress is measured is 2020, in which the baseline value was 27.4%.

Performance in 2024: at year end, 34% of executive positions were held by women.

Monitoring

The indicator is monitored on a monthly basis.

The target is quantifiable and absolute and is aligned with the main commitments of the diversity and inclusion policies, as well as the Global Equality Policy: guaranteeing equal opportunities and non-discriminatory treatment and promoting gender equality. Furthermore, the target of representation of women in executive positions is one of the sustainable financing indicators.

Privacy

The main metrics used by the Company to assess the performance and effectiveness of the action plans relating to the impact and material risks identified concerning privacy (S1_RI03 and S1_IN02) of employee data are:

- Total number of procedures opened due to privacy/data protection issues with a penalty or employee claim:
  Performance in 2024: 0.

- Total number of confirmed fines for privacy/data protection issues affecting employees: with no option to appeal, issued by a competent authority, and becoming final during the reporting year:
  Performance in 2024: 0.

- Total number of confirmed fines for privacy/data protection issues affecting employees:

Performance in 2024: 0.

Methodology and scope

The methodology is based on a structured process led by the global Data Privacy area (DPO), which has the goal of collecting key information about the Group's main significant operations. The process begins with requests for specific data related to the metrics and the evidence that supports them. These metrics and evidence are, in turn, provided by the legal areas and based on the cases managed by those areas, to gather accurate and traceable information.

The metrics are aligned with the commitments established in the Global Privacy Policy and the Global Human Rights Policy, respecting the right to the protection of personal data.

Targets

Target-setting is not applicable due to the nature of the indicator, which is dependent on the variability of the penalties and the sanction procedures. These processes do not follow a regular annual cycle but tend to be drawn out over longer periods, making it difficult to adapt them to pre-established intervals.

Furthermore, the authorities' criteria evolve and new national regulations can emerge, as in the case of Brazil, Ecuador or Chile, which complicates predictability. Additionally, the administrative and judicial proceedings of which the sanction procedures are a part also introduce an additional variable that hampers the establishment of specific goals.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Working conditions, diversity, training and skills development

For the sub-subtopics of secure employment, working time, adequate wages, work-life balance and health and safety, which fall under the subtopic of working conditions, and the sub-subtopics of diversity and training and skills development (S1_IP01, S1_IP04 and S1_IP06), Telefónica uses the following metric:

Employee satisfaction

Target: maintain the employee Net Promoter Score (eNPS) at over 70 points during the time horizon of the 24-26 strategic plan.

The eNPS measures employee satisfaction at the organisation. The survey also includes questions about the work environment, well-being, learning, leadership, work-life balance, diversity and inclusion and non-discrimination.

Methodology and scope

At Telefónica this indicator has been monitored since 2019 and is calculated through a relationship survey, in which employees are asked if they would recommend Telefónica as a good place to work. The result is obtained by subtracting the number of promoters (ratings of 9 and 10) from the number of detractors (ratings of 1 to 6).

This survey is conducted annually among all the employees who are part of the Telefónica Group.

The target is quantifiable and absolute and is aligned with the commitments and core values of the Responsible Business Plan in areas such as respecting and promoting human rights, and is particularly aligned with the point concerning commitment to employees, diversity, inclusion and equality.

The baseline year against which progress is measured is 2019, in which the baseline value was 58.4 points.

Performance in 2024: the eNPS was 75 points.

Monitoring

This indicator is reviewed annually. The results of the survey are used as a basis for adapting the actions, if necessary.

In addition, the overall results for this indicator are shared with the Executive Committee. The heads of the business units, departments and areas have the aggregate results for their teams.

Training and skills development

With regard to the dependency risk belonging to the sub-subtopic of training and skills development (S1_RI02), the goal used is:

Skills in the workforce

Target: reduce the skills and profiles gap in the workforce identified during the Skills Workforce Planning process.

Methodology and scope

A strategic skill-related planning process (Skills Workforce Planning) linked to the strategic plan is conducted on an annual basis to align the skills available at the organisation and those that are needed to execute the plan. This is a global process, focusing on critical areas at the Company. This process identifies a specific number of profiles and skills in the workforce.

The target is quantifiable and absolute and is tailored to the needs identified in the strategic plan.

The baseline year against which the progress of this Skills Workforce Planning process is measured is 2020.

Performance: the Skills Workforce Planning process for the 2024-26 strategic plan identified an evolution in the necessary profiles and a reduction in the number of skills required in the workforce.

Monitoring

The closing of the skills gap is reviewed on an annual basis. The results are shared with the Executive Committee and with the leaders of each business unit, and have been progressing favourably since inception.

Health and safety (S1_RI01)

Target: reduce the number of incidents regarding the physical security of people and increase the percentage of employees that have received training in physical security.

Methodology and scope

Those who are responsible at local level for operational security, surveillance and protection report the indicators contained in the global manual under Indicators of People's Safety.

The target is quantifiable and relative and adapts to local security plans.

The baseline for this target is the number of incidents recorded in 2022. The baseline value varies depending on the country.

Performance: in 2024, no security incidents were recorded in Ecuador, while there were three incidents related to vehicle theft in Chile.

Monitoring

On a six-monthly basis, those responsible at local level for operational security, surveillance and protection monitor the risk level for people's safety. These indicators are reported to the Global Operational Security Directorate.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

The scope of this analysis affects all the companies of the Telefónica Group, with due regard for the specific characteristics deriving from the legislation applicable to each of them.

The metrics concerning people's safety must be reported by the local officer responsible for operational security, surveillance and protection at each business unit, including incidents affecting any person on Telefónica's premises.

Monitoring and managing health and safety, social dialogue and harassment prevention

The effectiveness of the actions implemented to manage the rest of the impacts, risks and opportunities (IROs) defined herein are measured through the monitoring of indicators associated with each of them. However, each operation manages its targets, metrics, methodology and monitoring on an individual basis, according to the regulatory and organisational context, which gives rise to decentralised management instead of global monitoring. In these cases, each operation adapts its measures and targets in accordance with its regulatory and organisational situation.

By way of example, on the issue of health and safety (S1_OP01 and S1_IP03), there are local initiatives at Telefónica Spain, where indicators such as the accident frequency rate are monitored, and Telefónica Brazil, where accident-related indicators are monitored. These local targets have set goals, established time frames, specific methodologies and tracking mechanisms. The indicators are quantifiable and, depending on the case, can be constant or relational. In addition, they apply to all the workers of each country and are in line with the commitments established in the Global Occupational Health, Safety and Well-being Regulation.

In terms of social dialogue, freedom of association and collective bargaining (S1_IP02), each country defines its targets and establishes specific metrics, methodologies and tracking mechanisms. However, as a minimum, the actions tend to include fostering ongoing dialogue through meetings of joint committees, negotiations of agreements or their corresponding extensions.

With regard to the measures against violence and harassment in the workplace (S1_IP05), the target is to minimise situations of workplace, sexual or gender-based harassment. The global metric for this is the number of employees who have taken the Responsible Business Principles course, which sets out Telefónica's commitment regarding non-toleration of these situations. For information about the scope, methodology and monitoring of the measurement of this course, see the following section:

🔗 2.14.3.3. Training

Regular supervision and assessment is also conducted through the compilation of data and reports, enabling effective monitoring of the positive impact of these practices on working conditions and the relationships between employers and workers. These measures apply to all the workers and are aligned with the commitments established in the Responsible Business Principles, the Global Human Rights Policy and international labour rights standards.

Since the establishment of all the goals described herein, the associated indicators have evolved favourably.

Although stakeholders do not participate in target-setting, their feedback is taken into consideration when reviewing performance and setting new targets.

All the required information relating to stakeholder involvement in target-setting is specified in the following section:

🔗 2.2.4. Stakeholder management and relations

S1-6

2.11.3.2. Characteristics of the Company's employees

S1-6_01, S1-6_02

Number of employees by gender

Gender	2024
Men	60,992
Women	39,874
Other	1
Not defined	3
Total Employees	**100,870**

S1-6_04, S1-6_05

Number of employees by country[3]

Country	2024
Brazil	36,200
Spain	25,086
Argentina	10,221

---

[3] Countries where the number of employees is greater than 10% of the Company's total.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

S1-6_07, S1-6_09

Number of employees by contract type

	2024				
	Women	Men	Other	Not defined	Total
Number of permanent employees	39,432	59,995	1	3	**99,431**
Number of temporary employees	442	997	–	–	**1,439**
Number of non-guaranteed hours employees	–	–	–	–	**–**

S1-6_11

The number of employees who left the Company in 2024 was 15,725.

S1-6_12

The percentage of employee turnover in 2024 was 16%.

S1-6_13, S1-6_16

Own employees are understood to be the workers who have a direct employment relationship with any of the entities that are part of the scope of the Telefónica Group and who, in the performance of their duties, are recorded as an expense in the personnel accounts of the employer entity.

The total number of employees is obtained through the information provided by each of the business units.

S1-6_14, S1-6_15

The number of employees is reported in terms of head count, that is, the number of people who make up the workforce. The workforce information provided is as of year-end 2024.

S1-6_17

See Note 26, 'Workforce' section of the Consolidated Financial Statements.

S1-8

2.11.3.3. Collective bargaining coverage and social dialogue

S1-8_01, S1-8_02, S1-8_03, S1-8_06, S1-8_08

	Collective bargaining coverage		Social dialogue
	Employees – European Economic Area (EEA) (for countries with >50 employees that represent >10% total employees)	**Employees – Non-EEA** (estimate for regions with >50 employees that represent >10% total employees)	**Representation in the workplace (EEA only)** (for countries with >50 employees that represent >10% total employees)
Rate of coverage			
0-19%			
20-39%			
40-59%		Hispam	
60-79%	Spain		
80-100%		Brazil	Spain

S1-8_07

Telefónica has an agreement with the European Works Council (EWC) and with UNI Global Union (UNI), which it recognises as key partners in the management of international labour relations.

2.11.3.4. Diversity metrics

S1-9

S1-9_01

During 2024, the number of women at Top Management level at the Company was 1.

S1-9_02

The percentage of women out of the total number of members of Top Management was 20%.

S1-9_06

Telefónica's Top Management includes executives who carry out, de facto or de jure, senior management duties and report directly to the Board of Directors or to the Executive Committees or managing directors of the Company, including in any case the head of Internal Audit.

S1-9_03, S1-9_04, S1-9_05

Age distribution of employees

	2024					
	Under 30 (total)	Under 30 (%)	Between 30 and 50 (total)	Between 30 and 50 (%)	Over 50 (total)	Over 50 (%)
Number of employees (head count)	13,301	13%	64,812	64%	22,757	23%



Consolidated management report

Sustainability Report

⌂ Index

1. General information
2. Environmental information
3. Social information
4. Governance information
5. Sustainability notes

S1-10

2.11.3.5. Adequate wages

S1-10_01

All Telefónica's own employees receive a wage that is above the local minimum wage.

S1-14

2.11.3.6. Health and safety metrics

S1-14_01

The percentage of employees covered by a health and safety management system at the Company was 97% in 2024.

S1-14_02

No fatalities were recorded as a result of work-related injuries and work-related ill health.

S1-14_03

The number of fatalities as a result of work-related injuries and work-related ill health of other workers working on Company sites was 0.

S1-14_04

The number of recordable work-related accidents in 2024 was 720.

S1-14_05

The rate of recordable work-related accidents in 2024 was 3.61 accidents per million hours worked.

S1-16

2.11.3.7. Remuneration metrics (pay gap and total remuneration)

S1-16_01

The gender pay gap in 2024 was 16.19%.

S1-16_03

The gender pay gap is obtained by calculating the difference between the total average remuneration of men and the total average remuneration of women at the organisation, without taking into account other aspects that enable comparability.

S1-16_02

The ratio of the annual total remuneration of the Executive Chairman (CEO) to the median annual total remuneration for all employees in 2024 was 111:1.

S1-16_03

In order to calculate the ratio of the annual remuneration of the Executive Chairman to the median annual total remuneration for all employees, the calculation took into account the total remuneration accrued by the Executive Chairman in 2024, which for these purposes includes the sum of the fixed remuneration, short-term variable pay, long-term incentive and benefits; the same elements were taken into consideration for all active employees in the Group as at 31 December 2024. To consider the purchasing power differences between the countries where the Company operates, the median total remuneration of the employees in each country has been adjusted with the relationship between the minimum wage established in each country and the

minimum wage in Spain. The weighted average of all the medians is then calculated to obtain the final data.

S1-17

2.11.3.8. Incidents, complaints and severe human rights impacts

S1-17_01, S1-17_02, S1-17_07

In 2024, a total of 62 cases of discrimination and/or harassment were reported. The data come, firstly, from the complaints filed through the Whistleblowing Channel (a total of 55), which were analysed and found to be substantiated. Secondly, the cases of litigation[4] for inequality/discrimination brought during the reference period were also incorporated (a total of 7).

S1-17_03

There were 992 complaints filed through the Whistleblowing Channel in 2024. As the channel allows complaints to be filed anonymously, it is not possible to identify what percentage of the total number of claims recorded were from Telefónica's own employees.

S1-17_04

No complaints in relation to Telefónica were filed through the National Contact Points for OECD Multinational Enterprises in 2024.

S1-17_05, S1-17_06

The economic value of the discrimination and/or harassment lawsuits brought during 2024 is not significant.

S1-17_08, S1-17_09, S1-17_10

Without prejudice to the information provided above, no severe human rights incidents were recorded in 2024 through the Whistleblowing Channel, the internal lawsuit reporting tool or the ESG RepRisk platform, from which serious accusations in public reports or the media are obtained.

---

[4] Due to technical limitations, it is not possible to identify if all these lawsuits are related to Telefónica's own employees.



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. **Social information**
4. Governance information
5. Sustainability notes

2.12. ESRS S2 - Workers in the value chain

2.12.1. Strategy

Telefónica has conducted an analysis of the value chain, assessing its activities and agents with the aim of managing the IROs related to the workers who form part of it.

S2. ESRS 2 - SBM 2

Feedback and concerns of workers in the value chain

Workers in the value chain are one of the Company's key stakeholder groups, and as such Telefónica provides general and specific channels to receive their feedback and concerns, while respecting and promoting their human rights. These expectations are integrated into the Company's strategy and business model, as explained in the section:

🔗 2.2.4. Stakeholder management and relations

In addition, to mitigate both actual and potential negative impacts related to human rights, workers in the value chain have access to the Whistleblowing Channel and the Queries Channel, as explained in Due diligence phase 6:

🔗 Phase 6. Remediation of adverse impacts

S2. ESRS 2 - SBM 3

Linking IROs to the strategy and business model

The relationship between the strategy and business model and value chain worker-related impacts is outlined in the section:

🔗 2.3.2. Linking material impacts to the strategy and the business model

Types of workers in the value chain

S2.SBM-3_01, S2.SBM-3_02, S2.SBM-3_03

The Company has identified the different types of workers who may be significantly impacted in the different stages of the value chain:

Upstream

There are two types of workers in this stage: product supplier workers, such as device factory employees (e.g. routers and mobile phones), and those of works and services suppliers involved in network deployment. Both types could be subject to negative health and safety impacts (S2_IN03).

Operations

Furthermore, the following workers involved in carrying out Company activities could also be impacted:

- Telefónica's own workforce (see chapter ESRS S1).

- Workers of contractors, such as workers involved in network maintenance and dismantling.

Downstream

The workers that could be significantly impacted by the identified IROs in this stage are call centre employees and other customer service workers.

Impacts

S2.SBM-3_05

Telefónica has around 8,500 direct suppliers that perform activities throughout its value chain each year.

The identified material negative impacts (S2_IN01, S2_IN02, S2_IN03 and S2_IN04) are related to individual cases detected at some direct and indirect suppliers, and therefore cannot be considered widespread or systemic incidents.

These cases are mostly found in specific countries/regions with insufficient legal and social safeguards or where these are poorly enforced.

For instance, in some countries in Asia or South America, cases have been identified of excessive working hours (S2_IN01) due to more permissive regulations.

Similarly, certain activities carry inherent risks of potential negative impacts. For example, network deployment, which often involves working at height or with electricity, is considered a high-risk activity, which increases the likelihood of health and safety adverse impacts (S2_IN03).

S2.SBM-3_06

The Company recognises the role it plays in generating positive impacts (S2_IP01 and S2_IP02) for the aforementioned different types of workers in its value chain. The action plans outlined below (contractual clauses, potential risk analysis, external sustainability assessments and on site audits) not only support to manage negative impacts, but they also encourage the creation of jobs with fair, safe and stable conditions.



Consolidated management report

Sustainability Report


Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

The information about actions that generate positive impacts can be found in:

🔗 2.12.2.2. Action plans

Risks

S2.SBM-3_07

The material risks arising from impacts and dependencies linked to workers in the value chain have also been identified.

Negative impacts related to working conditions (S2_IN01, S2_IN02 and S2_IN03) could also lead to related reputational risks and sanctions (S2_RI01 and S2_RI02).

Workers in specific environments and/or activities

S2.SBM-3_08

Having carried out a risk analysis and benchmarking of the value chain and its workers, Telefónica has identified the factors that increase risks for certain types of workers.

Firstly, within the value chain, there are some high-risk activities in terms of sustainability. According to Telefónica's internal risk analysis, these include network deployment and maintenance, the production and assembly of goods for business development, and call centres, among others.

Therefore, workers involved in these activities are more likely to be exposed to these impacts.

As a second factor, it has been found that certain regions, countries and/or jurisdictions may pose a high potential risk for workers. For example, labour rights regulations are more lax in some Asian countries. Therefore, workers located in these areas are more likely to be exposed to these impacts.

S2.SBM-3_09

The material risks related to workers in the value chain are directly linked to the material negative impacts. Therefore, the materialisation of the risks relates to the aforementioned workers.

S2. ESRS 2 - SBM 3

2.12.2. Impacts, risks and opportunities

The material impacts that Telefónica has identified for ESRS S2 – Workers in the value chain as a result of the double materiality assessment are the following:

Sustainability topics			Description and typology of the impact	Value chain and specific activity[1]							
			SBM-3_01, SBM-3_04, SBM-3_05, SBM-3_06	SBM-3_03, SBM-3_07							
Code	Subtopic	Sub-subtopic	Impact detail	Procurement	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
S2_IN01	Working conditions	Working time	**Actual negative impact:** increase in supplier overtime due to contractual demands **Linkage:** strategy **Scope:** North America, South America, Asia and Africa	x		x	x	x	x		x
S2_IN02	Working conditions	Freedom of association	**Actual negative impact:** social tensions and a strained work environment due to limitations on workers' freedom of association within the value chain **Linkage:** business model **Scope:** Asia and Africa	x		x	x	x	x		x
S2_IN03	Working conditions	Health and safety	**Actual negative impact:** adverse health and safety impacts on workers in the value chain due to suppliers and franchisees failing to comply with international occupational health and safety standards and regulations **Linkage:** business model **Scope:** South America, Asia and Africa	x		x	x	x	x		x
S2_IN04	Other work-related rights	Privacy	**Actual negative impact:** loss of control over personal data and confidentiality of supplier information due to non-compliance or defective compliance with the Privacy Principles by the Telefónica Group **Linkage:** business model **Scope:** all geographies	x		x	x	x		x	

[1] Upstream includes Procurement; Operations includes Research and Development, Operations, Supporting Activities, Products and Services; Downstream includes Marketing, Use, After-sales.



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. **Social information**
4. Governance information
5. Sustainability notes

Sustainability topics			Description and typology of the impact	Value chain and specific activity[1]							
			SBM-3_01, SBM-3_04, SBM-3_05, SBM-3_06	SBM-3_03, SBM-3_07							
Code	Subtopic	Sub-subtopic	Impact detail	Procurement	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
S2_IP01	Working conditions	Secure employment Working time Adequate wages Work-life balance	Actual positive impact: improvement of the living and financial conditions of workers in the value chain due to the promotion of quality employment with fair, competitive and attractive working conditions Linkage: strategy Scope: all geographies	x	x	x	x	x	x		x
S2_IP02	Working conditions	Health and safety	Actual positive impact: contribution to a safe and healthy environment for workers in the value chain Linkage: strategy Scope: all geographies	x	x	x	x	x	x		x

The material risks that Telefónica has identified for ESRS S2 – Workers in the value chain as a result of the double materiality assessment are the following:

Sustainability topics			Description and typology of the risk or opportunity	Value chain and specific activity[2]							
			SBM-3_02, IRO-1_08	SBM-3_03, SBM-3_07							
Code	Subtopic	Sub-subtopic	Risk or opportunity detail	Procurement	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
S2_RI01	Working conditions	Secure employment	Impact risk: legal action, fines or penalties arising from poor labour practices in Telefónica's supply chain	x		x	x	x	x		x
S2_RI02	Working conditions	Health and safety	Impact risk: legal action, fines, penalties or disruption of the supply chain resulting from a failure to comply with occupational health and safety standards and regulations by suppliers and franchisees	x		x	x	x	x		x

2.12.2.1. Policies

S2-1_01

Telefónica's commitment to human rights stems from its Global Human Rights Policy and is reflected in all the policies mentioned in "Other Policies" below.

Global Human Rights Policy

This policy highlights Telefónica's commitment to respecting and promoting human rights in general, and those of workers in the value chain in particular. It is specifically highlighted in section 3.4 (Commitment to the respect for human rights in the supply chain, and

relationships with business partners), which requires compliance with the minimum responsible business criteria.

Supply Chain Sustainability Policy

The Company demonstrates its commitment to human rights in the value chain and the human rights of value chain workers mainly through its Supply Chain Sustainability Policy, alongside other policies on specific issues (such as, but not limited to, privacy and security) that are explained in detail in the "Other Policies" section.

---

[2] Upstream includes Procurement; Operations includes Research and Development, Operations, Supporting Activities, Products and Services; Downstream includes Marketing, Use, After-sales.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. **Social information**

4. Governance information

5. Sustainability notes

These policies serve as a framework for managing all identified material impacts and risks and cover the workers of those suppliers included within the scope set out in the Policies table in section 2.15.

Other policies

S2.MDR-P_01-06

Although the main policy for managing and addressing the IROs linked to workers in the value chain is the Supply Chain Sustainability Policy, Telefónica also uses the following policies to facilitate the proper and comprehensive management of the material IROs:

• Global Human Rights Policy.

• Occupational Health, Safety and Well-being Regulation.

• Global Privacy Policy.

• Global Security Policy.

• Workplace Risk Instruction for the Procurement of Works and Services ICC001.

The MDR-P-required information on the policies adopted to manage sustainability issues is gathered and reported in the following section of the Sustainability notes:

🔗 2.15. Policies

S2-1_02, S2-1_06

Telefónica enforces its human rights commitments and policy implementation through a global due diligence process. This process is used to identify, prevent, mitigate and remedy negative impacts—whether potential or actual—that may affect people or the environment throughout the value chain.

This process, grounded in the UN Guiding Principles on Business and Human Rights and other international agreements, is outlined in the Global Human Rights Policy.

In the specific case of workers in the value chain, commitments are mainly implemented through the Supply Chain Sustainability Policy. This policy acts as a code of conduct for the suppliers. It sets out the minimum criteria that the supplier must comply with, including respect for their workers' human rights. Among other aspects, it requires the respect for labour rights, including compliance with working hour regulations, ensuring a safe work environment and facilitating unionisation and collective bargaining.

S2-1_03, S2-1_04, S2-1_08, S2-1_09

To uphold the rights of workers in the value chain, the Supply Chain Sustainability Policy aligns with the following international standards:

• The UN Guiding Principles on Business and Human Rights and the Universal Declaration of Human Rights.

• OECD (Organisation for Economic Co-operation and Development) guidelines.

• Conventions of the International Labour Organization.

The content, commitments and requirements outlined in the policies were developed based on these regulations and apply to all of Telefónica's business activities. These policies serve as the foundation for the responsible supply chain management process.

As part of this process, the Company implements action plans to identify, mitigate and prevent the occurrence of negative impacts, and to remedy them when they do occur.

S2-4

2.12.2.2. Action plans

S2-4_01, S2-4_03, S2-4_08

As part of its due diligence process and commitment to human rights, Telefónica undertakes the following actions to prevent, mitigate and remedy the negative impacts and promote the material positive impacts that affect workers in its value chain:

1. Contractual clauses.

2. Potential risk analysis.

3. External sustainability assessments.

4. On-site audits.

To implement these actions, it follows the process described in the section 2.14.5. Suppliers.

Considering that the material risks for workers in the value chain are directly linked to negative impacts, these actions help prevent and/or mitigate any risk that may affect Telefónica, taking into account that these actions may also generate future opportunities for the Company.

Telefónica uses the following two mechanisms to evaluate and monitor the maturity of these actions:

• Sustainability in the supply chain basic risk as part of the Company's risk model (ERM), which monitors potential sustainability impacts in the supply chain.

• Global impact assessments, which assess the maturity of the Company's due diligence process, including the actions within the supply chain management process.

S2.MDR-A_01-12

1. Contractual clauses

The material IROs are managed through the inclusion of contractual clauses in the General Conditions for the Supply of Goods and Services of the Telefónica Group, the Supply Chain Sustainability Policy, and other agreements with suppliers.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

These clauses require suppliers to adhere to ethical standards aligned with those the Company follows and to uphold fundamental human and labour rights.

100% of suppliers included in the Telefónica Procurement Model (MCT for its acronym in Spanish) must accept these clauses and conduct their business in accordance with Telefónica's minimum responsible business criteria. This percentage is measured annually to monitor the progress of the action plan. The Company plans to continue requiring its suppliers to accept these clauses in the coming years.

This requirement applies to commercial relationships with suppliers in all markets in which the Company operates. Thus, including suppliers throughout all stages of the value chain.

The acceptance of these contractual clauses must be done for each awarded contract as part of Telefónica's Procurement Model.

Therefore, all Telefónica suppliers must accept these clauses upon registering and/or renewing their account in the Procurement platform.

If suppliers breach these contractual clauses, and after a collaborative improvement process, detailed in action plans 3 and 4, Telefónica may use these clauses to terminate the contractual relationship.

S2-4_05

2. Potential risk analysis

To manage material IROs, Telefónica focuses on those suppliers with a high potential risk in terms of sustainability, considering factors such as the country of origin and the type of products or services supplied. These suppliers are selected through a potential risk analysis, to which all suppliers are subjected under the procurement model. Telefónica plans to continue analysing the potential of its suppliers in the coming years.

Telefónica applies the level of potential risk resulting from this analysis to prioritise its actions as part of the responsible supply chain management process. The risk level of each supplier is used to determine the specific measures to manage potential impacts within the value chain.

Hence, for suppliers identified as having a higher social risk, the Company sets stricter labour requirements and conducts a more rigorous oversight than for lower-risk suppliers.

This requirement applies to commercial relationships with suppliers within the Procurement Model in all markets in which it operates, throughout all stages of the value chain.

The supplier risk analysis is conducted for each award contract made through the Procurement Model throughout the year.

3. External sustainability assessments

To manage material IROs, Telefónica requires its suppliers with a potential high risk as a result of the risk analysis explained above, to perform an external 360° assessment based on 15 sustainability criteria that encompass ethical, social and environmental aspects and the management of their supply chain.

The scope of this requirement applies to commercial relationships with potentially high-risk suppliers, according to the Company's internal risk analysis, in all its markets. Thus, including suppliers throughout all stages of the value chain.

Information relating to suppliers externally assessed on sustainability aspects through the IntegrityNext platform is detailed in 'Step 3. Performance assessment of potential high-risk suppliers' in section 2.14.5. Suppliers.

Supplier sustainability assessments are conducted continuously, with supplier data being updated annually.

The Company plans to continue requiring the fulfilment of these external sustainability assessments to its potentially high risk suppliers.

4. On-site audits

To manage material IROs, Telefónica also verifies compliance with the responsible minimum business responsibility criteria it requires of its suppliers through an annual audit plan.

As part of this plan, improvement plans are agreed upon with all suppliers that fail to comply with any aspects that could have a negative social or environmental impact.

Telefónica's annual audit plan includes two programs. The scope of the audits varies according to the program through which they are conducted.

The audits conducted under the Allies Program focus on service providers with a high sustainability risk. These audits primarily target direct suppliers in Telefónica's markets in Europe, Brazil and Hispanoamerica.

The audits carried out at sectoral level within the framework of the JAC (Joint Alliance for CSR) are aimed at direct and indirect product manufacturers in countries with a high sustainability risk. These audits target direct and indirect suppliers primarily in Asia.

Further information on the audits conducted is provided in 'Step 4. Key supplier audits' of section:

🔗 2.14.5. Suppliers



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

The Company plans to continue verifying suppliers' compliance with the required responsible minimum business criteria through the on-site audits.

S2-4_02, S2-4_07

If negative impacts on workers in the value chain occur, Telefónica has established protocols within the JAC and Allies audits to ensure the appropriate remediation. These protocols are implemented as part of the audit process and are available before, during and after the audit.

Telefónica collaborates with independent third parties, internal experts and/or the supplier itself to ensure effective implementation of the protocols and the resolution of non-conformities through agreed action plans and their corresponding results.

Examples of how the Company resolves non-conformities are given below:

Management of audit non-conformities

Aspect	Non-conformities	Corrective action/ remediation
Freedom of association	Site employees have no access to trade unions or workers' associations.	Guarantee the existence of a trade union and/or workers' association, accompanied by trainings on the right to freedom of association that workers can exercise through these.
Health and safety	Contractor were observed in a warehouse without mandatory person protective equipment (PPE).	Increase control checks over the use of PPE to ensure that all the employees use the same.
Training and skills development	Workers without educational qualifications, specific training and/or work experience in accordance to their profile specifications were identified.	Review and update the register of employee profiles and skills. Provide training or other measures to close identified skills gaps.
Working time	The site lacks an approval resolution from the competent local authority for its employees to work overtime.	Request the corresponding permit from the competent authority.
Work-life balance	Disconnecting from work is not promoted among workers.	Manage a plan that promotes disconnecting from work for employees.
Privacy	Lack of security policies, standards and procedures based on international standards such as ISO/IEC 27000.	Establish internal policies, procedures and/or protocols that regulate their governance and/or management model in terms of data protection.

S2-1_09, S2-4_11

These findings also include cases of non-compliance with the following international standards related to working conditions and other material work-related rights (S2_IN01, S2_IN02, S2_IN03 and S2_IN04):

- The UN Guiding Principles on Business and Human Rights and the Universal Declaration of Human Rights.

- OECD (Organisation for Economic Co-operation and Development) guidelines.

- Conventions of the International Labour Organization.

Despite the fact that these non-conformities have been detected through audits, no serious human rights incidents involving workers in the value chain were recorded in 2024.

S2-4_06

Through its annual audit program, Telefónica seeks to manage specific negative impacts with the potentially high-risk suppliers it assesses.

The impact of this management and commitment process has increased through the Company's participation in the sectoral initiative Joint Alliance for CSR (JAC). The JAC initiative sees Telefónica and 29 other telecommunications operators unite efforts to verify, assess and enhance the implementation of sustainability standards in the factories of mutual suppliers, mainly in at-risk areas such as Asia, Latin America and Eastern Europe. This enables Telefónica to assess suppliers beyond tier one, i.e. indirect suppliers.

Dedicated working groups have also been formed within JAC, including one focused on due diligence in the supply chain. Through this group, the Company seeks ways to encourage the implementation of good practices throughout the ICT sector supply chain.

S2-4_04

As part of its responsible supply chain management process, Telefónica has established metrics, such as the number of suppliers assessed on sustainability issues, which enable it to evaluate the effectiveness of its processes. These metrics and targets are detailed in the section 2.14.5. Suppliers.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Furthermore, as part of its ERM (Enterprise Risk Management) framework, the Company has integrated core sustainability risks into its supply chain. This system enables Telefónica to assess the maturity of its supply chain management and determine whether its actions and initiatives yield the expected outcomes for workers in the value chain.

S2-4_10

As part of its Supply Chain Sustainability Policy, Telefónica also strives to ensure that its own activities do not contribute to the occurrence of negative impacts related to working conditions (S2_IN01, S2_IN02, S2_IN03 and S2_IN04) and, consequently, to the associated risks (S2_RI01 and S2_RI02).

This policy reflects Telefónica's commitment to the highest standards of ethics, transparency and objectivity to promote a responsible business culture. The Company also works with suppliers to promote continuous improvement in meeting the minimum responsible business criteria and reserves the right to terminate the contractual relationship with any supplier that fails to comply with these criteria.

S2-4_12

Managing the impacts related to workers in the value chain is a cross-cutting activity throughout the entire company, thus, no specific resources are defined. Instead, this activity is addressed by the different company departments.

S2-3

2.12.2.3. Remediation processes and engagement channels with workers in the value chain

S2-3_01

Telefónica has:

- multiple channels for workers in the value chain to voice concerns, and

- processes in place to address the concerns raised and, if necessary, provide assistance or collaborate on the remediation of negative impacts.

S2-3_02, S2-3_04, S2-3_06

Channels

As stated in the Supply Chain Sustainability Policy, in the section on the Responsible Business Channel, Telefónica has made the Queries Channel and the Whistleblowing Channel available to workers in the value chain.

These channels are publicly available on Telefónica's website for all stakeholders, including those working within the value chain.

Queries (Responsible Business) Channel

The Telefónica Group provides a Queries Channel so that all stakeholders (including workers in the value chain) can directly address the Company with queries related to any aspect of the Responsible Business

Principles and its associated policies and regulations, including the Human Rights Policy and the Supply Chain Sustainability Policy.

Whistleblowing Channel

In addition, the Telefónica Group has an Internal Information System, which includes the Whistleblowing Channel that Telefónica makes available to all its employees, executives and managers of its companies, as well as third parties, such as workers within the value chain. This allows them to report any information or situation that may constitute a potential irregularity or an act deemed to be in breach of the law or internal regulations.

For further information on the characteristics of these channels, including the principles of anonymity and accessibility, see:

🔗 2.14.3.2. Queries (Responsible Business) Channel and Whistleblowing Channel

Processes

For further information about how the Queries Channel and the Whistleblowing Channel monitor the issues or complaints raised, ensure protection against reprisals for those who use them and guarantee the effectiveness of these mechanisms, see:

🔗 2.14.3.2. Queries (Responsible Business) Channel and Whistleblowing Channel

In addition to identifying negative impacts through these channels, proactive measures are in place to address them via the annual audit plan. For further information, see Action Plan 4. On-site audits in the following section:

🔗 2.12.2.2. Action plans

S2-3_03

To improve the accessibility and awareness of this mechanism throughout the supply chain, the Sustainability Policy sets out the following supplier requirements:

- Promotion of the Queries Channel and the Whistleblowing Channel among workers and subcontractors. By doing so, the Company seeks to broaden the reach of this mechanism and ensure that the workers of its direct and indirect suppliers are aware of this mechanism for reporting potential non-compliance.

- Training for workers and subcontractors on minimum social standards and the channels. This includes information on how to access the channels and the type of information that can be reported in line with the principles of confidentiality and comprehensiveness.

- Implementation of internal procedures and standards that align with the Supply Chain Sustainability Policy. This entails integrating the policy's requirements into



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

their own management systems, such as the availability of channels, and ensuring that their internal processes are aligned with Telefónica's Responsible Business Principles.

S2-3_05

As part of its due diligence process, Telefónica carries out periodic human rights impact assessments. An integral part of these assessments consists of conducting interviews with various stakeholders, including proxies for workers in the value chain, to assess their awareness and trust in the Company's due diligence process, including these channels and remediation processes. These interviews are carried out by external experts without Telefónica's presence, and the final results are aggregated/anonymised to obtain the highest possible level of objectivity.

S2-2

2.12.2.4. Engagement with workers in the value chain

S2-2_01

The views of stakeholders are considered in the Company's due diligence process. This includes global impact assessments, internal policy development and the creation of internal and external channels, among other areas. Further details about how these views are taken into account are provided below.

S2-2_02, S2-2_03

Telefónica is unable to engage directly with third-party workers due to employment law constraints. However, Telefónica undertakes the following initiatives to identify the perspectives of workers in the value chain at various stages of the human rights management process:

S2-2_07

1. Worker interviews

As part of on-site audits, interviews are conducted with workers at the factories of Telefónica's direct and indirect suppliers. The interviews are performed to ascertain worker views and concerns and to verify the information provided by the factory.

Furthermore, as part of JAC, the sector initiative, employees are interviewed during each supplier audit, and in some cases, additionally via anonymous mobile surveys.

S2-2_05

2. Global Framework Agreements (GFAs)

Furthermore, each year, the Company uses Global Framework Agreements as a tool to promote the rights of workers in the value chain. Telefónica values the important role played by trade unions in defending the interests of workers and recognises the UNI (Global Union) and the European Works Council (EWC) as key partners in the management of international labour relations. The agreements in force with UNI and the EWC demonstrate the Company's commitment to respecting human rights, including the right of workers to freedom of association and collective bargaining, as well as to establishing a framework for continuous

dialogue and cooperation with trade unions at a global level.

Moreover, Telefónica is committed to promoting compliance with the standards established under these agreements by its main stakeholders, including the supply chain.

The main aspects included in these agreements are the recognition and ratification of the commitment to fundamental human rights and respect for applicable standards in the areas of health and safety, equality, diversity and the environment in the workplace. These agreements enable the Company to better understand workers' views, thanks to:

- Direct contact: regular and ongoing meetings and consultations with union representatives provide first-hand information on workers' experiences and concerns. They also allow the Company to comprehensively monitor potential incidents that may arise in different countries.

- Continuous improvement: the ongoing nature of Global Framework Agreements enables Telefónica to learn from and adapt to evolving worker needs and perspectives.

3. Dialogue with stakeholders

S2-2_06

As part of its regular impact assessments, Telefónica seeks to gather to the viewpoints of various stakeholders through proxies (such as NGOs, business partners, etc.) by conducting interviews at both global and local levels.

These interviews inform the gap analysis and the corresponding improvement plans that the Company implements to enhance its due diligence process.

These interviews help Telefónica assess the awareness and understanding among stakeholders of the Company's policies, processes and channels. In this way, it seeks to assess the level of effectiveness of these stakeholder dialogue processes.

Telefónica also participates in forums, associations and multi-stakeholder platforms to continuously gather information on stakeholder perspectives.

S2-2_04

The operational responsibility for fostering engagement with workers in the value chain depends on the subject matter.

The responsibilities in this regard are shared among the Global Sustainability, Global People and Corporate Procurement Departments.

Furthermore, engagement with any stakeholder is part of the Responsible Business Plan approved by the Company's Executive Committee, which bears ultimate responsibility for these matters.



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. **Social information**
4. Governance information
5. Sustainability notes

2.12.3. Metrics and targets

S2-5

2.12.3.1. Targets related to the management of material IROs

S2-5_01, S2-5_02, S2-5_03

To effectively manage the material IROs related to employees in the value chain outlined at the beginning of the chapter, and monitor the progress of the aforementioned key actions, Telefónica has set the targets detailed below.

These targets have been developed by the Company's internal experts who are in continuous contact with workers in the value chain, their legitimate representatives or credible spokespersons who are aware of their situation via the channels indicated in points 1, 2 and 3 of the previous section.

Moreover, through this ongoing engagement and reporting, these goals are also monitored and possible areas of improvement for the Company are identified.

S2.MDR-T_01-13

Supply Chain Sustainability Policy

Target: ensure that 100% of the awarded suppliers accept the Supply Chain Sustainability Policy within the year as part of the Procurement Model applied across the Telefónica Group.

By accepting the Supply Chain Sustainability Policy, suppliers commit to complying with its clauses, including the obligation to undergo sustainability assessments and on-site audits at Telefónica's request. Acceptance of the policy therefore lays the groundwork for and facilitates implementation of actions '3. External sustainability assessments' and '4. On-site audits' detailed above. This target has thus been set in order to measure the scope of the requirement in relation to the supplier base in the Procurement Model.

The target level is 100% because these are minimum criteria that all must comply with. This is a quantifiable and relative target. The unit of measurement is the number of suppliers.

The target does not have a past baseline year; it is measured annually. The target for this year includes all suppliers awarded through the procurement system with impact in the 2024 financial year.

For further information about the progress of this target in 2024, see action '1. Contractual clauses' in the section '2.12.2.2. Action plans'.

Potential risk

Target: analyse the potential risk of all suppliers managed within the Procurement Model, based on Telefónica's internal sustainability risk methodology.

To implement actions '3. External sustainability assessments' and '4. On-site audits' as effectively as possible and comply with the Supply Chain Sustainability Policy, Telefónica adopts a risk-based approach. This approach is grounded in a prioritisation process based on action '2. Potential risk analysis', mentioned above, which allows the subsequent actions to be prioritised according to their different levels of risk. Therefore, suppliers with a potentially higher risk can be targeted with tailored actions that enable an effective approach.

This target has been set in order to measure the scope of the potential internal risk analysis in relation to the supplier base in the procurement model.

The target level is 100% as it establishes which actions will be undertaken to manage the material IROs related to workers in the value chain. The unit of measurement is the number of suppliers analysed.

The target does not have a past baseline year; it is measured annually. The target for this year includes all suppliers awarded through the procurement system with impact in the 2024 financial year.

For further information about the progress of this target in 2024, see action 2. Potential risk analysis in the section 2.12.2.2. Action plans.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.13. ESRS S4 - Consumers and end-users

2.13.1. Strategy

This chapter describes the mechanisms in place at Telefónica to maintain effective communication with consumers and end-users, along with the major policies implemented and actions performed to address various material impacts, risks and opportunities.

The two sub-subtopics identified as material are:

- Privacy of consumer and end-user information.

- Access to products and services. In this area, due to the characteristics of the sector in general and of Telefónica in particular, the following issues have been defined and are specifically addressed in the chapter:

  ◦ Customer experience management, encompassing actions to promote effective customer service systems.

  ◦ Digital inclusion, which covers all the significant activities to facilitate customer access to digital services.

  ◦ Responsibility by Design of products and services, which addresses issues such as accessibility and control of risks associated with artificial intelligence (AI).

  ◦ Promotion of the entrepreneurial ecosystem, which includes actions directly related to fostering entrepreneurship and innovation.

  ◦ Sale of cybersecurity services, which enable consumers and users to access services that protect them from the threats of the digital world.

S4. ESRS 2 - SBM 2

Feedback and concerns of consumers and end-users

Consumers and end-users are one of the Company's key stakeholder groups, which is why Telefónica offers general and specific channels to gather their feedback and concerns, while respecting and promoting their human rights.

These expectations are incorporated into the Company's strategy and business model, as explained in the section:

🔗 2.2.4. Stakeholder management and relations

In addition, to mitigate both actual and potential negative impacts related to human rights, consumers and end-users have access to the Whistleblowing Channel and the Queries Channel, as explained in Due diligence phase 6:

🔗 Phase 6. Remediation of adverse impacts

S4. ESRS 2 - SBM 3

Linking impacts, risks and opportunities to the strategy and business model

The relationship between the strategy and business model and impacts related to consumers and end-users is outlined in the section:

🔗 2.3.2. Linking material impacts to the strategy and the business model

Types of consumers and end-users

S4.SBM-3_01

All types of consumers and users are considered during the materiality analysis process, as well as those groups of customers who may be more impacted by Telefónica's activity due to certain circumstances.

S4.SBM-3_02

Two major types of consumers and users have been defined:

- B2C (Business to Consumer) customers, also known as residential customers. These are individuals who gain the right to use and benefit from the services and products the Company provides through a contractual relationship with Telefónica.

- B2B (Business to Business) customers or corporate customers. These are legal entities that gain the right to use and benefit from the services and products the Company provides through a contractual relationship.

S4.SBM-3_03

Within these two general types of consumers, three subcategories stand out as being particularly affected by the impacts analysed:

- Consumers and users residing in rural, deprived or remote areas, who due to their geographical location may face challenges accessing quality communication



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. **Social information**
4. Governance information
5. Sustainability notes

services (consumers or end-users who are particularly vulnerable to impacts from marketing and sales strategies).

- Consumers and users with limited financial resources who, therefore, might struggle to bear the costs of the communication products and services offered (consumers or end-users who are particularly vulnerable to impacts from marketing and sales strategies).

- Consumers and users with a disability or older people who may have limitations in accessing or using digital products (consumers or end-users of services that potentially negatively impact their rights to non-discrimination).

2.13.2. Impacts, risks and opportunities

S4.SBM-3_04, S4.SBM-3_06

The material impacts[1] that Telefónica has identified for ESRS S4 - Consumers and end-users as a result of the double materiality assessment are outlined in the following table:

Sustainability topics			Description and typology of the impact	Value chain and specific activity[2]							
SBM-3_01, SBM-3_04, SBM-3_05, SBM-3_06				SBM-3_03, SBM-3_07							
Code	Subtopic	Sub-subtopic	Impact detail	Supplies	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
S4_IN01	Impacts related to information for consumers or end-users	Privacy	Actual negative impact: loss of control of customer data with the potential breach of their personal privacy and data confidentiality of information due to non-compliance or insufficient compliance with the Privacy Principles by Telefónica Linkage: business model Scope: all geographies	x		x	x	x	x	x	x
S4_IN02	Inclusion of consumers or end-users	Access to products and services	Potential negative medium-term impact: potential biases in AI systems that could reinforce or exacerbate existing inequalities, discriminating against certain groups Linkage: strategy Scope: all geographies		x			x	x	x	x
S4_IN03	Inclusion of consumers or end-users	Access to products and services	Potential negative medium-term impact: potential harm to consumers and end-users due to the failure to incorporate sustainability criteria into products and services Linkage: strategy Scope: all geographies		x			x		x	

[1] In particular, the negative material impacts are considered widespread or systemic in the contexts in which the Company sells or offers products or services.

[2] Upstream includes Procurement; Operations includes Research and Development, Operations, Support Activities, Products and Services. Downstream includes Marketing, Use, After-sales.



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. Social information
4. Governance information
5. Sustainability notes

Sustainability topics			Description and typology of the impact	Value chain and specific activity[2]							
			SBM-3_01, SBM-3_04, SBM-3_05, SBM-3_06					SBM-3_03, SBM-3_07			
Code	Subtopic	Sub-subtopic	Impact detail	Supplies	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
S4_IN04	Inclusion of consumers or end-users	Access to products and services	Actual negative impact: increase in the digital divide for consumers and users due to the lack of access to an accessible or affordable range of digital services, insufficient digital skills or poor connectivity, with the most affected groups being people with disabilities, older people, those with limited financial resources and residents of rural, deprived or remote areas Linkage: business model Scope: all geographies			x		x	x		x
S4_IP01	Inclusion of consumers or end-users	Access to products and services	Actual positive impact: boosting the economic and social development of local communities (mainly the Company's customers) by providing access to a reliable, robust and efficient broadband network Linkage: strategy Scope: all geographies			x		x	x	x	x
S4_IP02	Inclusion of consumers or end-users	Access to products and services	Actual positive impact: boosting the socio-economic inclusion of consumers and users with disabilities and the elderly, as well as people with limited financial resources, by providing an accessible and affordable range of connectivity and digital services Linkage: business model Scope: all geographies	x				x	x	x	x
S4_IP03	Inclusion of consumers or end-users	Access to products and services	Actual positive impact: fostering and supporting the entrepreneurial ecosystem through ongoing investment in incubation centres for the launch of new business initiatives Linkage: business model Scope: all geographies		x			x			

The material risks and opportunities that Telefónica has identified for ESRS S4 - Consumers and end-users as a result of the double materiality assessment are the following:

Sustainability topics			Description and typology of the risk or opportunity	Value chain and specific activity[3]							
			SBM-3_02, IRO-1_08					SBM-3_03, SBM-3_07			
Code	Subtopic	Sub-subtopic	Risk or opportunity detail	Supplies	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
S4_RI01	Impacts related to information for consumers or end-users	Privacy	Impact risk: fines or financial sanctions due to the loss of confidentiality of consumers' and end-users' personal data as a result of their inadequate processing	x		x	x	x	x	x	x
S4_RI02	Impacts related to information for consumers or end-users	Privacy	Impact risk: financial losses due to the violation of customers' right to privacy, either because of a security breach or inadequate processing	x		x	x	x	x	x	x

---

[3] Upstream includes Procurement; Operations includes Research and Development, Operations, Support Activities, Products and Services; Downstream includes Marketing, Use, After-sales.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Sustainability topics			Description and typology of the risk or opportunity	Value chain and specific activity[3]							
			SBM-3_02, IRO-1_08	SBM-3_03, SBM-3_07							
Code	Subtopic	Sub-subtopic	Risk or opportunity detail	Supplies	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
S4_RI03	Inclusion of consumers or end-users	Access to products and services	**Impact risk:** loss of trust and/or abandonment by customers as a result of their dissatisfaction regarding access, quality or use of Company products and services			x		x	x		x
S4_OP01	Inclusion of consumers or end-users	Access to products and services	**Opportunity:** gaining revenue from customers in rural or remote areas with mobile and/or fixed broadband coverage where connectivity has historically been poor compared to urban areas, mainly in Brazil and Hispam			x		x		x	
S4_OP02	Inclusion of consumers or end-users	Access to products and services	**Opportunity:** capturing market share due to cybersecurity services							x	

S4.SBM-3_05

The following stand out among the activities carried out that may positively impact consumers and end-users:

- Deployment of broadband networks in urban and rural areas, fostering the economic and social development of customers by providing access to the benefits of the digital society (S4_IP01).

- Activities undertaken to make the Company's products, services and channels more accessible, and ensure the provision of affordable products. This helps to support the inclusion of consumers and users with disabilities or individuals with limited financial resources (S4_IP02).

- Fostering and supporting the entrepreneurial ecosystem coordinated by Telefónica's open innovation unit (Wayra) and investing in incubation centres, allowing us to promote the development of new business initiatives (S4_IP03).

In general, the types of consumers or end-users who are or could be positively impacted would be all the organisation's customers, both B2B and B2C, in all the regions and countries in which the Company operates.

For the impacts related to inclusion (S4_IP01 and S4_IP02) specifically, those consumers who are particularly vulnerable due to their location, financial situation or disability can be highlighted.

S4.SBM-3_07

In the various analyses conducted, no specific set of customers has been identified as being at greater risk of harm from the products and services Telefónica offers or the activities it undertakes.

This analysis was conducted through the double-materiality process, as a result of which the subtopic of the personal safety of consumers and end-users was found not to be material.

However, subcategories of consumers that might be considered vulnerable have been identified, not because they are at risk of harm but due to the special difficulties they may encounter in accessing the communication services offered by Telefónica.

S4.SBM-3_08

The opportunity to expand Telefónica's business through network deployment in certain regions (S4_OP01) contributes positively to the socio-economic development of the consumers and users living in these regions, as they can make use of communication services and thereby access information and digital services.

Moreover, to minimise the risk of restricted access to the Company's products, services and channels (S4_RI03), they are adapted to enhance their accessibility. This facilitates access to communication and Internet services for groups of people with a disability, as well as older people and individuals without a legally recognised disability but who may have a temporary or situational disability.

Potential threats associated with biases in new AI services (S4_IN02), have also been considered. These could disproportionately impact certain socio-demographic groups (older people or the very young, ethnic minorities and people with disabilities, among other groups). These groups may face discrimination if algorithms lack sufficient information and there is a lack of representation in the datasets used for AI training.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.13.2.1. Policies

S4-1

S4.MDR-P_01-06

The policies adopted to manage material impacts, risks and opportunities for consumers and users include:

- Global Privacy Policy.

- Regulation of the Governance Model on Personal Data Protection.

- Regulation on Requests by Competent Authorities.

- Telefónica's Artificial Intelligence Principles: AI code of conduct.

- Regulation of the Governance Model on Artificial Intelligence.

- Responsible Business Principles.

- Global Human Rights Policy.

- Diversity and Inclusion Policy.

- Queries Channel Management Policy.

- Internal Information System Management Policy and Procedure.

The MDR-P-required information about the policies adopted to manage sustainability issues is gathered and reported in the Sustainability notes section of this document, in the Policies chapter:

🔗 2.15. Policies

S4-1_01

While all the aforementioned policies affect the relationship with all consumers and users, the following stand out for the specific subgroups identified above:

- Responsible Business Principles.

- Global Human Rights Policy.

- Diversity and Inclusion Policy.

Human rights

S4-1_02

Telefónica's commitment to human rights is set out in general terms in the Global Human Rights Policy. Regarding the issues identified as material, the following can be highlighted:

- Privacy: ensuring personal data is handled appropriately to respect individuals' fundamental rights and freedoms and, specifically, the fundamental right to the protection of personal data.

- Security: delivering secure and reliable infrastructure and services while protecting data by preventing its loss, modification, misuse or unauthorised access.

- The development and responsible use of products and services: taking special care with value propositions, including those based on advanced technologies, incorporating due diligence processes throughout their development and application.

The Global Human Rights Policy is based on the United Nations Guiding Principles on Business and Human Rights as well as other international agreements and commitments such as: the core conventions of the International Labour Organization and the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, among others.

Point 4 of this policy includes and explains the due diligence process, which is the mechanism set out in the various international frameworks and conventions that is used to identify, prevent, mitigate and remedy adverse impacts.

S4-1_03

Telefónica strives to offer products and services that help create a positive impact on people's lives. For this reason, it is committed to privacy, security, freedom of expression, the responsible development and use of products and services, the protection of minors and the non-discrimination of its consumers and end-users.

The overall approach adopted by the Company concerning respect for the human rights of this stakeholder group is specifically outlined in the Global Human Rights Policy and the commitments included within it.

S4-1_04

The Company's engagement with consumers and end-users is described in more detail in the next section of this chapter: 2.13.2.2. Engagement with consumers and end-users.

S4-1_05

To evaluate the impact on the human rights of consumers and users, Telefónica has a due diligence process in place that allows it to identify, assess, prevent and mitigate or remedy any adverse impacts that may be caused.

As a general approach to prevent, mitigate or remedy any such impacts, the Whistleblowing Channel and the Queries Channel are made available to stakeholders. These channels facilitate the reporting of complaints or queries regarding actual or potential adverse human rights impacts that may occur among consumers and users as well as other stakeholders.

All communications received are handled in accordance with the established internal procedures.

S4-1_06

The Global Human Rights Policy is aligned with internationally recognised instruments that are relevant to consumers or end-users.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

This policy is based on the United Nations Guiding Principles on Business and Human Rights and the following international human rights conventions and commitments:

- United Nations Universal Declaration of Human Rights.

- The United Nations Global Compact.

- The United Nations International Covenant on Economic, Social and Cultural Rights.

- The Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises.

- The core conventions of the International Labour Organization.

- The United Nations International Covenant on Civil and Political Rights.

- The United Nations Convention on the Rights of the Child.

- The United Nations Convention on the Rights of Persons with Disabilities.

- The Principles of Freedom of Expression and Privacy of the Global Network Initiative (GNI).

These instruments outline the role that companies should play in respecting and promoting human rights.

Telefónica has a Global Human Rights Policy, which formally sets out its commitment to these rights and also outlines the way in which impacts are managed through the due diligence process, explained in detail in Point 4 of said policy.

S4-1_07

In 2024 no cases of non-compliance with the United Nations Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work or the OECD Guidelines for Multinational Enterprises involving consumers or end-users were reported in the downstream stages of the Company's value chain.

S4-2

2.13.2.2. Engagement with consumers and end-users

S4-2_01, S4-2_02, S4-2_03

It is important to note that the views of consumers and end-users form the basis for decision making and the activities undertaken to manage material impacts.

A proactive and systematic approach is adopted to address and prevent material negative impacts that may affect them.

Therefore, in general terms, there is ongoing contact and direct engagement with consumers and users during the marketing, service use and after-sales stages, through

the various channels that the Company makes available to them (phone lines, website, and mobile applications, among others).

Moreover, customer perception studies are conducted through regular surveys with Telefónica Group operators, which give an insight into their overall perception of the services offered. This information is shared with the Company's main decision-making bodies and is an important factor in defining its strategy and business model.

These surveys include questions on topics such as network quality, the commercial offering, the customer service available through various support channels and service pricing. The Net Promoter Score (NPS) is derived from these surveys. This indicator helps ascertain consumer satisfaction and trust in Telefónica, key information for determining actions that help to identify and manage potential impacts.

In relation to privacy and data protection, and in order to take into account the views of the Company's customers, Fundación Telefónica annually prepares the Digital Society in Spain report. This report provides an overview of the extent of adoption and use of technology in Spanish society and examines key issues, such as the actions users take to manage their privacy and what percentage of consumers thoroughly read the privacy policies of the websites and applications they register with.

Direct engagement with associations is performed throughout the year, either through direct relationships with certain organisations or by participating in initiatives they may implement. This includes initiatives related to associations representing people with disabilities or public and international organisations to promote responsible AI in the sector and society. This engagement is described later in this chapter.

It is important to emphasise the fact that integrating the viewpoints of consumers and users enables the Company to have important information that guides practices and actions aimed at addressing potential impacts.

S4-2_03

Telefónica maintains a continuous relationship with its customers, as Company communication channels are always available to them, whether via telephone, the website or mobile applications. Feedback-gathering surveys are also conducted throughout the year in all the regions in which the Company operates.

Regarding privacy, the focus is on establishing effective mechanisms for contacting those affected when any type of incident is detected. This may include notifying users of incidents, as well as offering personalised support to resolve queries or clarifications related to the breach.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

The aim is to ensure that the affected person receives the appropriate information, should they request it, offering a thorough response to any situation affecting them personally.

Responsibility and evaluation of engagement processes

S4-2_04

Operational responsibility for consumer and user interactions depends on the specific subject matter.

In general, the Quality and Customer Experience Departments of each business unit oversee survey management, while the Channel Departments of each Telefónica Group operator are responsible for establishing and monitoring the various communication channels made available.

Furthermore, the results of customer perception analyses and their associated action plans are submitted to the Company's Executive Committee, which is ultimately responsible for these matters.

S4-2_05

In order to evaluate the effectiveness of its consumer relationship processes and take consumer viewpoints into account, a target NPS (Net Promoter Score) indicator is defined annually for the Telefónica Group.

This indicator is incorporated into the variable remuneration of employees who have this aspect included in their contractual conditions within the Group's parent company (Telefónica S.A.) and the telecommunications operators in Spain, Germany, Brazil and Hispanoamerica.

This helps to ensure that the views and opinions of customers are considered at all levels of the Company. Based on the Company's aim, Telefónica is committed to activities that prioritise improving the experience and satisfaction of consumers and end-users.

S4-2_06

To understand the viewpoints of vulnerable consumers, a human rights impact assessment is conducted as part of the Due Diligence Process. Conducted in collaboration with the Company's key stakeholders, it includes the viewpoints of consumers or end-users.

Furthermore, to better understand their needs and to be able to address potential material impacts, Telefónica works with organisations that represent them or actively collaborate with them.

In this regard, relationships are fostered with different associations representing people with disabilities. For example, in Spain the Group collaborates with CNSE, Fundación DKV Integralia and Fundación ONCE, among others.

With regard to Fundación ONCE, Telefónica is a signatory of the INSERTA Agreement, which aims to promote the employment of people with disabilities and develop initiatives designed to contribute to improving their living conditions.

At an international level, the Company supports initiatives such as The Valuable 500, to which it is affiliated alongside other companies promoting and reinforcing disability inclusion on the global agenda, and the "Principles for Driving the Digital Inclusion of Persons with Disabilities", promoted by the GSMA.

In relation to AI issues, agreements have been reached with entities such as the EU AI Office, UNESCO and GSMA to participate in global initiatives that promote frameworks and policies for the ethical adoption of AI. The Company also participates in the OECD's AI working and expert groups. Through the ICC (International Chamber of Commerce of Spain), it has participated in the United Nations Global Digital Compact. These collaborations aim to mitigate risks and promote the responsible use of technology, benefiting all consumers and users, and especially the most vulnerable individuals.

S4-3

2.13.2.3. Remediation processes and engagement channels with consumers and end-users

S4-3_01

Telefónica takes a proactive approach to the remediation of material adverse impacts that may affect consumers and end-users. The process aimed at addressing this issue consists of the following stages:

- Receipt of the request: customer enquiries, comments or complaints are collected through the various available channels, then identified and categorised.

- Analysis of the information gathered: analysis tools are used to understand the tone, the level of satisfaction and common areas for improvement. Feedback is categorised and prioritised based on its severity, relevance and frequency, highlighting issues that require immediate attention.

- Assignment and escalation: the identified topics are referred to the relevant teams or departments.

- Corrective and proactive action: the responsible teams develop solutions or improvements based on the information received. In some cases, proactive measures may be implemented to prevent future problems, such as improvements to products or processes.

- Close the loop: lastly, the customer is contacted again to inform them about the actions taken. At this point, the customer is assured that their opinion is valued and taken into account.



Consolidated management report

**Sustainability
Report**

Index

1.
General
information

2.
Environmental
information

**3.
Social
information**

4.
Governance
information

5.
Sustainability
notes

Engagement channels

S4-3_02

As stated in Telefónica's Responsible Business Principles in the section "Our Commitment to Customers", assisted and unassisted channels have been made available to consumers and users to enable direct contact with them. These channels are the following:

Commercial channels

• Proprietary telephone channels.

• In-person channels, through Telefónica and third-party shops.

• Proprietary digital channels:

  ◦ Commercial websites and mobile applications, such as the self-management application "Mi Movistar" in Spain and Hispanoamerica.

  ◦ In some cases, communication via social media.

• Customer Defence Service in Spain, and Ouvidoria in Brazil. This is a proprietary second-instance channel that provides a review of the issue previously raised by a customer through the ordinary channels (telephone, in-person or digital channels).

Channels for privacy matters

In addition to the general channels, for matters related to consumer and user data privacy, the following means are available for submitting enquiries, complaints or any concerns relating to data processing:

a) Telefónica's own channels:

• Consumers can contact data protection mailboxes by letter, email or phone, as provided in the Company's legal notices and privacy policies.

• Personalised assistance via contact mailboxes with the Data Protection Officers of Telefónica's operations.

b) Participation in third-party mechanisms:

• Voluntary mediation system with AUTOCONTROL in Spain, through which customers can resolve claims related to data protection with telecommunications companies and receive a swift response.

• Compliance with the AUTOCONTROL Code of Conduct on "Data Processing in Advertising Activities", approved by the Spanish Data Protection Authority (AEPD), which provides a faster way to resolve citizen complaints relating to data protection and advertising.

Queries (Responsible Business) Channel and Whistleblowing Channel

In addition, Telefónica has a public Queries Channel on its institutional website, via which all stakeholders, including consumers, can enquire about any aspect related to the Responsible Business Principles.

This channel allows for the reporting of queries related to compliance with the Responsible Business Principles and their associated policies and regulations, including the Human Rights Policy.

This mechanism is subject to continuous improvement based on the effectiveness criteria set out in the United Nations Guiding Principles on Business and Human Rights and related legislation.

The Whistleblowing Channel is also made available to consumers, allowing them to report any potential irregularity or an act contrary to the law or internal regulations.

🔗 2.14.3.2. Queries (Responsible Business) Channel and Whistleblowing Channel

Availability of channels

S4-3_03

Several lines of work are underway to improve the availability of these channels:

• Implementation and monitoring of technological systems.

• Facilitation of a variety of channels, allowing consumers to choose the most convenient method and time to get in touch. To enhance accessibility, widely used channels including social media and messaging platforms such as WhatsApp have been introduced.

• Training of customer service agents to meet customer needs and ensure they remain up to date.

• Satisfaction surveys to evaluate the performance of agents and the channel being used.

• Audits to evaluate and confirm the smooth operation of the channels.

S4-3_04

Relationship surveys, alongside the NPS, provide additional indicators to assess customer satisfaction with service channels.

The Customer Effort Score (CES) is specifically used to measure how easily consumers can carry out procedures through service channels.

Furthermore, the Customer Satisfaction Index (CSI), resulting from the satisfaction question asked in the transactional surveys (conducted at the end of each contact), is used for the management/remuneration of customer support service providers.

Privacy enquiries are received through the authorised channels and are managed in accordance with specific monitoring and response protocols, ensuring that



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

requests are dealt with in a timely manner. In accordance with the provisions of this protocol, one person is responsible for accessing the privacy channels daily, constantly monitoring all requests received. When requests involve the exercise of a right by the individual concerned, a detailed record is kept, including the type of right exercised, the date of receipt and the response date, ensuring compliance with established deadlines and proper management of requests.

In addition, there is a Stakeholder Rights Management Domain that all Group companies must uniformly follow. This framework includes the protocol to follow, standardising the way and the timeframe in which the Group companies respond to any such requests.

Lastly, it is important to highlight that information, parameters and indicators determined by local regulations are reported to the competent bodies in each market. Depending on the region, these may include specific information about complaints regarding the quality or the availability of the service provided.

S4-3_05

So that consumers and users are aware of the existence of these channels, information about how to contact Telefónica is publicly available on the Company's website. This information is also promoted through various communication initiatives, both mass and personalised, as well as via different media.

Transactional surveys are aimed at improving customer service. They are implemented in the main local operations (Spain, Brazil, Germany and Hispanoamerica) and conducted after customer contact to assess satisfaction with the response. In these surveys, customers can state whether they have found it difficult to contact the Company or whether they trust its channels to address their concerns or needs.

With regard to privacy matters, a Global Transparency Centre and Local Transparency Centres have been established for each of the operations. These centres provide stakeholders with direct access to clear, detailed and user-friendly information about how Telefónica handles the personal data of its customers. The Transparency Centre allows users to see what data are handled, how they can exercise their rights and what measures the Company takes to ensure compliance with privacy and data protection regulations.

Protection of confidentiality

S4-3_06

At Telefónica, protective measures are implemented to ensure confidentiality and privacy in the use of the Whistleblowing Channel, the main means for reporting significant issues that may require special protection for whistleblowers.

This channel is governed by the principles of confidentiality, respect and sound reasoning, both in the

analysis and verification of the communications received and in the resolution and adoption of corrective measures, where appropriate.

Any person who reports an issue in good faith will receive the appropriate protection in accordance with the regulations applicable to this channel.

The Whistleblowing Channel ensures that those who wish to remain anonymous can do so with full protection. If the complainant voluntarily chooses to disclose their identity, the resolution report will avoid referencing their name or those of other involved parties to uphold confidentiality.

The protective measures are outlined in Telefónica's Internal Information System Management Policy.

S4-4, S4-5

2.13.3. Action plans, metrics and targets

This section of the chapter has been divided into two parts, each describing the material sub-subtopics that were identified as a result of the materiality process:

a) Privacy.

b) Access to products and services.

Each of these sections includes information regarding actions associated with the impacts, risks and opportunities specific to each topic, as well as the established metrics and targets.

A) Privacy

These are the actions that Telefónica is working on to manage negative impacts (S4_IN01) and material risks (S4_RI01 and S4_RI02) in terms of privacy:

1. Global privacy governance.

2. Privacy risk assessment.

3. Continuous cooperation with Security areas.

4. Transparency Centre.

5. Training and development.

Action plans

S4-4_01, S4-4_08, S4.MDR-A_01-12

At Telefónica, the following actions are undertaken to prevent, mitigate or remedy impacts, as well as to address risks concerning customer privacy:

1. Global Privacy Governance: the Company has specialised privacy teams responsible for overseeing compliance with data protection policies. These teams operate under a Global Privacy Governance Model which establishes the strategic, organisational and operational framework for all activities related to data protection. This document is the point of reference for any aspects relating to the processing of personal data



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

at Telefónica, providing the foundation that underpins all the different procedures in this regard.

Globally, Operational Domains are provided to standardise privacy protection across all Telefónica entities, ensuring consistent implementation of Company policies in every market in which it operates. In addition, Telefónica has Binding Corporate Rules (BCRs) approved by the European data protection authorities. These ensure the lawful and secure transfer of personal data across Group companies, in adherence with the highest privacy and data protection standards.

2. Privacy risk assessment: a detailed record of data processing is kept on an internal platform dedicated to privacy management. A privacy risk analysis is conducted for each data processing operation in order to assess its potential impact and implement the necessary measures and controls to mitigate risks. Through this assessment, risks are identified and controls are implemented, alongside continuous monitoring to manage the impacts on customer privacy.

3. Continuous cooperation with Security areas: there is close collaboration with Security areas, particularly the Digital Security Department and the Incident Response Centre (Cybersecurity Incident Response Teams, CSIRTs), which are responsible for implementing measures aimed at preventing data security breaches, and identifying, mitigating and resolving them. This synergy helps us identify vulnerabilities in terms of privacy and to implement the appropriate technical controls.

Incident response protocols have been developed in collaboration with the DPO's Office and Security areas. These protocols establish the steps to follow to identify, evaluate and mitigate security incidents. In addition, the Global DPO Office manages a dedicated Personal data breaches Domain, which includes, among other things, detailed procedures for internal coordination in the event of incidents, protocols for communicating breaches to third parties and risk assessment procedures.

4. Transparency Centre: this is a centralised platform that has been developed and implemented, allowing customers to access, manage and control the data they generate when using the Company's products, services and those of its partners.

5. Training and development: privacy teams receive specialised training and participate in ongoing development programs, ensuring that the staff responsible for privacy management are always up to date. All employees receive training aimed at helping them understand and apply fundamental privacy principles.

All the aforementioned actions have a global scope, given that a privacy management system has been implemented at a global level, covering all the regions in which Telefónica operates, as well as an internal regulation that also applies globally. These activities are integrated into the product and service value chain, in the marketing, service use and after-sales stages.

The risk assessment system is now fully implemented in the internal compliance tool and ongoing cooperation with the Security areas is also fully established.

Similarly, Transparency Centres have been developed and implemented in all operations.

In terms of training and development, several courses on privacy for employees were delivered within the mandatory global training window throughout 2024, and they will continue to be developed in a similar manner in the coming years.

S4-4_02

In relation to privacy-related impacts, if any type of incident occurs, the Company assesses all associated risks to identify and understand potential repercussions. Telefónica focuses on establishing mechanisms for contacting those affected. This may include notifying users of incidents as well as offering personalised support to resolve queries or provide clarifications related to the breach. For more details regarding the remediation actions and how remediation is carried out, see datapoint S4-4_07 on the next page.

These actions are tracked and monitored using various metrics. Further information can be found in the Metrics part of this section.

S4-4_03

An additional initiative in the field of privacy that is aimed at positively contributing to the improvement of customers' social outcomes, is the application of one of the Company's key principles when designing products: the Digital Privacy Framework (DPF).

The DPF is Telefónica's framework for the global legal and privacy strategy with respect to the General Data Protection Regulation (GDPR) and the ePrivacy regulation on data processing platform products and systems. In the DPF, the legal privacy compliance guidelines are adapted to a technological reality to standardise and conceptualise the functional and technical requirements of the dynamics of privacy systems, and apply them automatically and digitally in the processing of personal data.

This digitalisation is implemented from the design phase and naturally enables a dynamic and automatic privacy process to be built between the customer and the systems that carry out the processing of personal data, as well as compliance with the GDPR.



Consolidated management report

**Sustainability
Report**

Index

1.
General
information

2.
Environmental
information

**3.
Social
information**

4.
Governance
information

5.
Sustainability
notes

The DPF was successfully integrated through the Kernel platform in Spain, Germany and Brazil, incorporating privacy by design in product development and all data processing and AI operations.

Monitoring of initiatives

S4-4_04

With the aim of monitoring and assessing the effectiveness of the aforementioned actions and initiatives, the Company implements the following:

- Privacy Audits: conducted in accordance with the annual provisions of each Audit Plan to assess compliance with the data protection policies and procedures. These audits are carried out by the Internal Audit Department. Though these assessments, they identify, where appropriate, any issues and areas for improvement, and corresponding action plans are established. The implementation of these action plans is undertaken by the corresponding responsible management areas. Internal Audit monitors the plans, auditing, where appropriate, their correct implementation. In addition, there are other audits in the field of technology and cybersecurity that cover privacy aspects from the perspective of security measures. The working process, the publication of Internal Audit reports and the monitoring of the implementation of the pledged action plans are similar to those of specific privacy audits.

- Monitoring indicators: indicators are used to measure the effectiveness of the initiatives. These indicators help track the progress of Group companies. For example, they evaluate the number of records of processing activities created, the number of employees dedicated exclusively to privacy and the volume of requests to exercise rights received and dealt with. These metrics help to identify areas for improvement.

- Reports to the Audit and Control Committee (ACC): the Company provides regular reports to the ACC, which reviews the effectiveness of policies and risk management.

S4-4_05

To determine the necessary actions in response to a specific impact, a Personal data breaches Domain has been developed that details the process to follow in the event of any security incident that compromises personal data.

This domain includes stages for assessing the breach, beginning with identifying and containing the incident, followed by an in-depth analysis to determine its nature and scope.

Based on this assessment, the potential impact on stakeholders and the Company is evaluated. In addition, notification protocols are in place to ensure that stakeholders, including the relevant authorities, are

informed promptly and in accordance with current regulations, if necessary.

S4-4_06

The Company takes a proactive approach to mitigating adverse impacts on consumers and users, implementing measures across multiple areas. For example, product design based on the principle of privacy by design, as already mentioned.

Other actions of note are:

- Opengateway: a GSMA-led telecommunications sector initiative that transforms networks into developer-ready platforms, unlocking their full potential. These capabilities are provided via global APIs with built-in privacy controls, managed by Telefónica to handle personal data for authorities and customers.

- Retention Manager: Telefónica continues to adapt to the challenges and opportunities involved in managing big data. This year, the Company's data retention policies were automated through the Kernel platform, thereby enhancing regulatory compliance, operational efficiency and user privacy protection.

- ePrivacy: Kernel has facilitated the enhancement of digital privacy management through its ePrivacy capabilities. Unlike traditional approaches that focus on privacy at the device level, Kernel has implemented a customer-centred privacy management system, representing a breakthrough in the protection of digitalised personal data. Consistency is achieved across devices, as well as simplified control that allows customers to manage their privacy preferences from a single location.

S4-4_07

Risk analyses of incidents are conducted and mitigation measures to minimise their potential impact on individuals are implemented. This information is also shared with the data protection authorities whenever they require it. When data subjects are notified of a breach, they are also given recommendations to mitigate its potential impact, such as resetting their passwords.

S4-4_10

The DPO is an independent figure responsible for ensuring compliance with data protection regulations. As the responsible party in this regard, the figure coordinates actions to manage personal data across the Group. Furthermore, they adhere to the Telefónica Group's governance model, which establishes the strategic, organisational and operational framework for data protection initiatives, including the procedures that ensure regulatory compliance.

S4-4_11

In preparing the aforementioned information, the Company has taken into account whether any serious human rights issues or cases have been reported in



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

relation to its consumers or end-users. There is nothing to disclose, as none were identified in the 2024 financial year.

S4-4_12

Telefónica has specialised privacy teams responsible for overseeing compliance with its data protection policies. These teams operate under a Global Privacy Governance Model which establishes the strategic, organisational and operational framework for all activities related to data protection.

SBM-3_08

Metrics and financial effects

The main metrics the Company uses to evaluate the performance and effectiveness of action plans related to the material impact and risks identified in terms of the privacy of its customers' data are:

- The total number of proceedings opened for privacy/data protection issues with a sanction or customer complaint.
Performance in 2024: 351.

- Total number of confirmed fines for privacy/data protection issues: final financial penalties in accordance with applicable local regulations, i.e. without the possibility of appeal, issued by a competent authority, which become final within the reporting year.
Performance in 2024: 9.

- Total number of confirmed fines for privacy/data protection issues: total value of the final fines outlined in the previous paragraph.
Performance in 2024: €1,009,252.

The methodology is based on a structured process led by the global DPO area, which has the goal of collecting key information about the Group's main significant operations. The process begins with a request for specific data related to the metrics and the evidence supporting them. These metrics and evidence are, in turn, provided by the legal areas and are based on the files they manage, in order to compile accurate and traceable information.

Targets

S4.MDR-T_14-19, S4-5_01, S4-5_02, S4-5_03

Target-setting is not applicable due to the nature of this indicator, which depends on the variable nature of penalties and sanctioning procedures. These processes do not follow a fixed annual cycle and often extend over longer periods, making them difficult to align with predefined timeframes.

In addition, the criteria of the authorities change and new national regulations may emerge, as is the case in Brazil, Ecuador, or Chile, making these aspects difficult to predict. Meanwhile, the administrative and judicial processes involved in sanctioning procedures also introduce an additional variable, making it difficult to set specific goals.

B) Access to products and services

These are the actions Telefónica is undertaking to manage negative impacts (S4_IN02, S4_IN03 and S4_IN04), material risks (S4_RI03) and opportunities (S4_OP01 and S4_OP02) in terms of access to products and services:

1. Deployment of connectivity and coverage with a focus on rural areas.

2. Promotion of the affordability of basic communication services.

3. Fostering Responsibility by Design, integrating accessibility criteria and AI control into products and services.

4. Improving customer service and experience.

5. Expanding the cybersecurity solutions portfolio.

Action plans

S4-4_01

To mitigate the damage and prevent further impacts from the aspects identified in relation to digital inclusion (S4_IN04), the following lines of action have been pursued:

1. Deployment of connectivity and coverage with a focus on rural areas.

2. Promotion of the affordability of basic communication services through Universal Service Funds.

3. Fostering Responsibility by Design for Telefónica products, which involves integrating accessibility criteria into products and services.

For the negative impacts associated with the design of products and services (S4_IN03 and S4_IN02) the main action taken is encouraging Responsibility by Design, an initiative that integrates ethical and sustainability principles into product and service development, as well as overseeing AI-driven solutions.

S4-4_08

The risk identified and associated with consumer experience and trust (S4_RI03) is addressed in a general way through the actions previously described, since all of them impact the generation of trust among consumers and end-users.

However, there is a specific action being developed to address this risk: customer service and experience. This initiative seeks to enhance the service consumers receive.

To monitor the effectiveness of this action, daily post-interaction surveys evaluate, inter alia, ease of service and customer satisfaction with the service and solution provided.



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. **Social information**
4. Governance information
5. Sustainability notes

In addition, relational surveys, along with the recommendation, gather insights into customer perceptions of their overall experience with the Company.

S4-4_09

Lastly, it is important to highlight that some of the actions being undertaken to address impacts or risks also allow us to capitalise on identified material opportunities associated with digital inclusion topics, such as the deployment of connectivity (S4_OP01). This aims to mitigate harm and prevent the emergence of new impacts in previously unconnected areas or those where service could be improved, while simultaneously providing the opportunity to capture revenue in these areas.

In summary, taking into account the impacts, risks and opportunities, five actions stand out when it comes to preventing and mitigating risks and impacts while helping to seize emerging opportunities. These actions are as follows:

- Deployment of connectivity with a focus on rural areas.

- Promoting the affordability of basic communication services so that individuals with fewer resources can access them.

- Responsibility by Design of products and services with the aim of preventing possible harm to customers and end-users, due, for example, to accessibility or ethical problems in the application of AI.

- Customer service and experience to minimise the risk of a loss of trust through improved support and incident resolution.

- Expansion of the cybersecurity solutions portfolio to enhance trust and security in accessing the digital world.

S4.MDR-A_01-12

1. Deployment of connectivity and coverage

This action seeks to promote access to communication services and digital inclusion by deploying connectivity and coverage.

Fixed and mobile networks are being rolled out to maximise their availability across all regions. This is achieved through coverage and infrastructure expansion plans, some via agreements with third parties to extend mobile broadband and fibre services. Simultaneously, networks are being upgraded and expanded with cutting-edge technologies to provide ultra-broadband services.

Connectivity deployment activities are carried out by the Company's telecommunications operators (Spain, Germany, Brazil and Hispanoamerica) and directly impact all their customers.

Bridging the digital divide is an ongoing effort without a fixed timeframe, since technological advances make it possible to adapt strategies and increase ambition over time.

For this reason, the plans and actions associated with the deployment of connectivity, both in urban and rural areas, have been developed over several years. As this is an ongoing activity, it is expected that they will continue to evolve in the coming years.

S4-4_02

This deployment of coverage and connectivity is the main action taken to remedy or mitigate the negative impact that the digital divide can cause (S4_IN04) in places where connectivity is limited or non-existent.

The remaining impacts have not materialised. Telefónica proactively identifies and mitigates risks before they affect consumers and users.

The actions performed as part of the deployment of coverage are assessed to evaluate progress and whether they are adequately addressing the associated risks and impacts. To assess the deployment of connectivity, the Company monitors mobile broadband coverage and deployment in the main countries in which it operates.

The targets and metrics section contains detailed quantitative data on the deployment of connectivity.

Resources allocated to actions related to the deployment of connectivity and coverage
The CapEx investment made in 2024 to improve broadband coverage related to access to Products and Services is included in the Network Transformation CapEx investment disclosed in Chapter 2.9. ESRS E1 - Climate Change. The extension of broadband coverage is carried out using 4G/5G and FTTH technologies, which are part of the concept of Network Transformation.

🔗 2.9. ESRS E1 - Climate change

2. Affordability
Contributions to the Universal Service Fund seek to ensure affordable network access for low-income individuals, reducing or preventing social exclusion (S4_IN04).

To achieve this, designated public bodies in each country establish funding mechanisms to cover Universal Service costs and appoint service providers.

In that context, Telefónica contributes to these funds whose objective is ensuring affordable fixed connection services for all users, regardless of location, while maintaining quality standards. The management of the fund is overseen by the public bodies designated for this purpose in each country.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

In 2024, the contribution focused on Argentina, Brazil, Colombia, Ecuador, Peru and Venezuela, during the product and service operations and marketing stages.

As noted earlier, bridging the digital divide (S4_IN04) is an ongoing effort with no fixed timeline. For this reason, it is expected that the contribution to the Universal Service Fund that has been developed over recent years will continue in the years to come.

S4-4_02

The Universal Fund is a tool that helps to partially remedy or mitigate the negative impact that the cost of services can have on consumers and users with fewer resources (S4_IN04).

Progress with the Universal Service Fund is tracked by monitoring annual contributions and recipient countries.

The targets and metrics section contains detailed quantitative data on the Service Fund. The contribution is reflected in the amount provided in 2024 by the Company in the different markets.

Resources allocated to actions related to affordability
In 2024, Telefónica made a contribution to the Universal Service Fund. The amount contributed is detailed in the Metrics and objectives section of this chapter.

3. Responsibility by Design

The Responsibility by Design project aims to drive sustainable innovation through an internal framework that integrates ethical and sustainability principles into product and service development.

The goal is to mitigate or prevent potential harm or negative impacts (S4_IN03) to customers and end-users due, for example, to accessibility issues or biases in systems that incorporate AI (S4_IN02). To achieve this, the Company's products and services are evaluated to ensure compliance with established ethical and sustainability requirements.

The Responsibility by Design framework is based on four pillars:

- Assessing environmental factors to minimise environmental impact.

- Assessing accessibility criteria across products, services and channels.

- Assessing transparency criteria and digital rights to ensure accountability in customer communication processes.

- Assessing criteria that ensure an ethical and responsible use of AI to prevent negative impacts in relation to risks such as discrimination and biases.

Employees also receive training on accessibility, ethics and AI to complement assessment activities.

In 2024, two activities were developed as part of the Responsibility by Design project:

- Update of the accessibility assessment model.

- A governance and control model for AI systems to prevent bias.

Regarding the first, the framework for evaluating accessibility requirements, based on the European Union Accessibility Directive, has been updated. Efforts are being made to create an equal user experience by improving accessibility across service and communication channels.

Accessibility activities are mainly being carried out in Spain, Brazil and Germany.

With regard to aspects related to the prevention of bias in AI systems, the Company has established an AI Governance model with control processes applicable across the Telefónica Group. This year, efforts focused on Telefónica Spain, Brazil, Germany, Hispanoamerica, and the global units of Telefónica S.A., Telefónica Tech and Telefónica Innovación Digital.

Telefónica's Responsible AI Principles are applied from the design stage and throughout the entire value chain, addressing aspects such as the detection of biases, potential negative discrimination and transparency, among others, in the creation or evolution of any AI-based product or service. The Company takes a systematic approach to addressing potential AI-driven discrimination that could affect consumers and end-users. This process is based on the Responsible AI Governance model, which includes a system for recording, reviewing and assessing the risks of use cases. Each potential impact is analysed to prevent this potential risk from materialising in the form of discrimination with a negative impact on consumers.

Furthermore, over the course of this year, the training program has been enhanced in terms of both accessibility and artificial intelligence.

A Company-wide accessibility course has been launched. Specific trainings have also been provided to employees of Telefónica Innovación Digital S.L., Telefónica S.A. and Telefónica Spain. In particular, accessibility training has been provided to product managers, developers, designers, brand teams and other professionals involved in the development of digital services.

In 2024, training sessions on responsible AI use were delivered globally and across the countries in which the Company operates:

- Courses aimed at employees, in general, to raise awareness about the responsible use of AI and to provide in-depth knowledge of the Company's code of



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

conduct and governance model through the Telefónica Corporate University (Universitas).

- Awareness-raising sessions in business areas to promote ethical and responsible development when creating products and services with AI.
- A dedicated training program for RAI Champions (Responsible Artificial Intelligence Champions), ho are responsible for ensuring responsible AI in each business unit.

The implementation of Responsibility by Design is still in its early stages, and is set to continue evolving over the coming years.

Specifically, with regard to AI control systems and the development of registration tools in particular, future plans include incorporating new features, such as process enhancements and automation.

In 2025, there are plans to expand AI and accessibility training, focusing on technical tools for detecting and mitigating AI risks and improving digital accessibility.

With regard to the progress of Responsibility by Design and, more specifically, the topics of accessibility and AI control, quantitative indicators have not been defined, although products and services are being monitored and assessed.

Over the past year, six strategic products covering various technologies were assessed, including customer-premises equipment, devices, video platforms, mobile applications, web applications and websites.

Furthermore, a systematic approach has been developed in relation to AI in order to monitor and assess the effectiveness of measures implemented to prevent potential negative impacts arising in the form of discrimination.

This process is based on the Responsible AI Governance model, which includes a system for recording, reviewing and assessing the risks of AI use cases.

Each potential impact is analysed through this recording tool to prevent this potential risk from materialising in the form of discrimination with a negative impact on consumers or customers.

Supervision of employee training and awareness-raising activities about accessibility and responsible AI is also carried out. Specifically, specialised training in methodologies for detecting and mitigating risks related to AI discrimination and bias is provided for the roles designated to implement the AI Governance Model Regulation across the different areas.

4. Customer service and experience

This initiative aims to enhance customer service and experience while reducing the risk of loss of trust by personalising service processes (S4_RI03).

To this end, work is being carried out on customer service processes, ensuring that the customer is satisfied with the resolution provided in each of their interactions via Company channels. Customer feedback is reviewed to identify areas for improvement and implement necessary changes.

For this to be possible, customer feedback tools have been implemented at the main points of contact, in order to:

- Identify the most critical processes where immediate action can be taken to improve the customer experience.
- Distribute the feedback obtained to all areas involved in the customer experience.
- Integrate all the information into a single platform with different capacities for quantitative analysis through multiple variables that make it possible to take a deeper look at root causes.
- Analyse customer information to gain a better understanding of Company strengths and opportunities for improvement, so as to use this information to guide projects.
- Seek to provide a response to the incident raised after the interaction through one of the contact channels, and use the information collected as feedback to prioritise structural improvements in the Company's processes, thereby preventing this incident from affecting other customers in the future.

These actions to improve customer service processes have already been implemented and are operational, with varying degrees of progress, in the businesses in Spain, Germany, Brazil and Telefónica's operations in Hispanoamerica.

Moreover, these actions to improve the customer experience are expected to continue to develop in the coming years.

The Net Promoter Score (NPS) indicator is used to monitor consumer satisfaction and experience. This indicator has been measured since 2017 and has grown in recent years to reach a value of 33 in 2024.

The targets and metrics section contains more detailed quantitative data on the NPS indicator.

5. Cybersecurity

This action makes it possible to seize development opportunities in the cybersecurity services market



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

(S4_OP02). The following activities have been outlined as part of this action:

- Implementation of technological infrastructure: through the Telefónica Tech business unit, the DOC (Digital Operations Centre) and a Global Network of Security Operations Centres (SOCs) are made available to provide cybersecurity and cloud monitoring and operation services. The intelligence teams of these units provide managed services on a global scale, helping to identify, detect, prevent and recover from cyberattacks. Furthermore, operations include continuous monitoring of threats and vulnerabilities through a centralised platform and use AI and machine learning technologies to proactively detect cyber threats.

- Strategic partnerships and collaborations with security software companies, cloud infrastructure providers and advanced cybersecurity solutions, as well as participation in governmental security initiatives and standards, facilitating compliance with local and international regulations.

- Network Security: NaaS (Network as a Service) solutions offer a scalable and secure network infrastructure. By implementing SASE (Secure Access Service Edge) solutions, the transition from networks to the cloud is streamlined, boosting performance and security, safeguarding valuable assets for consumers and users.

- Security by design: security is prioritised from the design phase, promoting the incorporation of cybersecurity principles at every stage of the product life cycle, from conceptualisation to implementation and maintenance, with the aim of preventing harm to customers and end-users.

- Cybersecurity training, skills development and awareness-raising: courses and workshops are offered to both companies and end-users on the prevention of cyberattacks and best practices for protecting data and devices. Educational content has been created to raise awareness about the risks and benefits of cybersecurity. Expert consultants also provide recommendations and solutions.

Cybersecurity activities are conducted at Telefónica Tech and at the Group's telecommunications operators. They are aimed at all customers, in both the business and residential segments (B2B and B2C).

Telefónica Tech has established regional business units in Spain, America, the United Kingdom, Ireland and Central Europe. It also has a cross-cutting cybersecurity services unit.

Notably, cybersecurity has become an increasing concern as digitalisation advances in all sectors of society. Both businesses and consumers face an increasingly complex landscape of threats, ranging from ransomware attacks and data theft to vulnerabilities in connected devices. This situation is compounded by the increase in remote working, e-commerce and the widespread use of cloud services, which broadens the area exposed to cyber risks.

For this reason, the protection of information, privacy and the integrity of digital systems is essential for the continuity of operations and to build trust in an increasingly interconnected environment. The plans and actions linked to cybersecurity were developed throughout 2024 and are expected to continue evolving in subsequent years.

Additional initiatives

S4-4_03

In addition to the potential negative impacts described as part of the activities and initiatives developed, it has also been found that the Company's activity can generate positive impacts that can add value for consumers and end-users.

Among the initiatives developed with the aim of making such a positive contribution, the following can be highlighted:

- Fostering the economic and social development of local communities (mainly of customers) by providing access to a network that helps them access the benefits offered by the digital society (S4_IP01).

- Promoting the socio-economic inclusion of consumers and users with disabilities, as well as people with limited financial resources, by providing an accessible and affordable range of connectivity and digital services (S4_IP02).

- Promotion and support for the entrepreneurial ecosystem, as well as ongoing investment in incubation centres for the launch of new business initiatives (S4_IP03).

In relation to the socio-economic development driven by the deployment of coverage in local communities (S4_IP01), the Company has developed new business models that help to deploy networks in rural areas with low population density or access difficulties, thereby facilitating universal access to communication services. To achieve this, it is sometimes necessary to collaborate with third parties that facilitate the expansion of coverage and infrastructure.

In addition, promoting the accessibility of Telefónica products (S4_IP02) helps an increasing number of people gain access to these services.

To support the entrepreneurial ecosystem and drive business development (S4_IP03), Telefónica invests in



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

startups while adhering to sustainability criteria. This activity is managed by a specialised unit, Wayra, which invests in seed and growth-stage startups across more than 10 countries, mainly in Europe and Latin America.

Investments are made either directly in startups or through investment funds in which Telefónica acts as a Limited Partner (LP).

To promote the positive impact of entrepreneurship (S4_IP03), an Investment Committee regularly monitors all investments, which are also reviewed by the Compliance department.

Furthermore, since February 2024, the Company has been a signatory to the United Nations Principles for Responsible Investment (UN PRI), which entails integrating ESG targets and factors into all its investment decisions.

The monitoring data for Company investments in 2024 are as follows:

- 1,168 startups invested in by Wayra through direct investment and funds.

- 948 startups directly invested in by Wayra.

- 237 startups invested in by Wayra through funds.

Monitoring of initiatives

S4-4_04

The effectiveness of initiatives to improve access to products and services is generally measured through consumer satisfaction and experience analyses.

Alongside the NPS indicator, additional metrics track key factors such as network quality perception and service performance across Company channels.

Some of the activities are monitored and assessed through specific indicators. Network coverage initiatives are assessed using mobile and fixed broadband coverage indicators, as well as the rural mobile broadband coverage indicators. Affordability is evaluated based on contributions to the Universal Service Fund. Product assessments conducted as part of the Responsibility by Design initiative and systems incorporating AI are also monitored.

S4-4_05

To identify the necessary actions for responding to consumers and end-users, whether in the face of a commercial query, complaint or a potential negative impact, the Company follows the general incident management and resolution process described above.

This process covers the entire journey from receiving a customer enquiry to evaluating the resolution provided, and includes the analysis and involvement of the relevant departments that need to respond to the customer concerns.

S4-4_06

Regardless of the approach taken to address any given type of impact, Telefónica adopts a proactive approach to prevent material negative impacts on consumers or end-users.

To this end, the Company implements evaluation and control measures, including the Responsibility by Design initiative, AI system oversight, contributions to funds that promote access to basic communication services for low-income individuals and enhanced customer support across the Group's channels.

S4-4_07

There are several ways to ensure that the processes developed are available and function properly:

- Regular surveys evaluate the effectiveness of customer service channels to ensure that both they and the service provided meet consumer needs. The Customer Effort indicator is used to gauge how easily consumers carry out procedures via Company channels.

- In addition, in the transactional surveys conducted after each contact through the service channels, the customer is asked, among other things, if their query has been resolved. If this is not the case, after carrying out the necessary internal management process to respond to the enquiry, contact is made again to communicate the resolution and assess the corresponding satisfaction levels.

- For the remaining channels, in cases where a customer has got in contact to escalate an issue, they are contacted upon resolution to inform them of the actions taken.

S4-4_10

To ensure that the Group's activities do not have a negative impact on consumers and users, preventative actions have been established, primarily related to the development of models to assess and control risks, such as those that AI may generate.

Within the Responsibility by Design framework, products and services—whether in development or already on the market—are evaluated for compliance in key areas such as customer responsibility, AI, accessibility and environmental impact, with a maturity score assigned accordingly.

S4-4_12

The resources allocated to managing negative impacts are as follows:

- To address the impacts associated with the digital divide, as this is an organisation-wide activity, no specific resource is defined; rather, it is addressed by the different units within the Company.

- Resources addressing Access to Products and Services impacts are managed through the Responsibility by Design project, led by the Global

Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Sustainability team in coordination with specialised departments.

• In relation to AI, there is a team of experts in this field within Telefónica's Digital Innovation unit. Moreover, designated "champions" in product and service development oversee key topics such as AI. These champions receive specialised training to acquire the necessary knowledge in these disciplines. This enables them to advise the other employees in their areas that are involved in developing products and services in order to ensure compliance with established requirements.

Metrics and Targets

S4.MDR-T_01-13, S4-5_01, S4-5_02, S4-5_03

Digital inclusion

The main metrics used by the Company to evaluate the performance and effectiveness of action plans related to the impact, risks and opportunities identified in terms of access to products and services, and specifically in connection with digital inclusion issues, are as follows:

The following aspects are monitored to assess connectivity deployment:

• Fixed and mobile broadband coverage across the countries in which Telefónica operates.

• Mobile broadband coverage in the rural areas of the main countries in which Telefónica operates.

4G coverage	2024
Group	**90.8%**
Germany	99.9%
Brazil	96.5%
Spain	98.2%
Hispam	83.7%

5G coverage	2024
Germany	97.2%
Brazil	61.1%
Spain	90.8%

The deployment of 5G coverage in the Telefónica Hispanoamerica business unit is at an incipient stage due to exogenous reasons, mainly the later execution of spectrum auctions by national regulators compared to regulators in the rest of the countries where the Company is present, with execution even pending in some countries.

Premises with fibre-to-the-home [FTTH] connections	2024
Group	**79,925,100**

Rural mobile broadband coverage	2024
Germany	99.4%
Brazil	83.5%
Spain	95.0%

Regarding rural coverage, it has not been possible to provide data for Telefónica Hispanoamerica due to the absence of comparable references from the competent authorities in the countries included in the region. The Company is working to provide this information as soon as possible.

Telefónica tracks its contributions to the Universal Service Fund by country and amount. In 2024, the Group contributed €138 million to the Universal Service Fund. Quantifying the impact of this fund on society is beyond the Company's control, as its management falls to the various public administrations of the countries where the contribution is made.

The population coverage of mobile broadband (4G and 5G) is calculated using national criteria for network coverage planning in the country in question. It attempts to determine the percentage of the country's total population that can access the operator's mobile services for a given technology.

In the case of the rural mobile broadband coverage indicator, the areas on which it is calculated are limited according to the "rurality" criteria specified by each national regulator. Therefore, the calculation is carried out exclusively on these rural areas.

The FTTH premises are the number of premises in a country that have access to the FTTH service. In other words, once a customer requests service activation, only a final installation of the CPE (customer-premises equipment) is required and, when necessary, the last section of fibre cabling from the terminal box.

Connectivity penetration and network quality targets have been set, as these deployments contribute to socio-economic development, as previously mentioned.

The goals relate to the fixed and mobile broadband coverage indicators in the countries in which the Company operates:

• Fixed broadband: premises with FTTH connections.

• Mobile broadband: percentage of 5G coverage.

Target: to reach 90 million premises with FTTH by 2026. The goal is absolute and is measured in the number of premises reached by FTTH.

Performance in 2024: the number of premises reached by FTTH was 80 million, compared to 72 million in 2023.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

This target applies globally, covering operations in Spain, Germany, Brazil and Hispanoamerica.

The fibre network deployment target uses 2023 as the baseline year. At that time, 72 million premises had an FTTH connection. The target is set for 2026, with no interim milestones.

The 5G coverage percentage indicates the proportion of the population with access to 5G mobile services. Specifically, the indicator determines the percentage of the country's total population that can access the operator's mobile services for a given technology.

Target: achieve the following 5G SA (Stand-Alone) network coverage by 2026:

- Spain: 90%

- Brazil: 60%

- Germany: 99%

Performance in 2024: Telefónica's 5G network coverage increased to 90.8% in Spain, 61.1% in Brazil and 97.2% in Germany. Due to the network rollout in 2024, the target has been met two years ahead of schedule in Spain and Brazil.

Local 5G SA deployment targets are relative and measured as a percentage of each country's total resident population. These targets apply locally to Spain, Brazil and Germany.

The baseline measurement is from 2023. At that time, coverage stood at 87% in Spain, 48% in Brazil and 94% in Germany. The target is set for 2026, with no interim milestones.

For both targets, the Company's local Network Strategy and Planning teams, in collaboration with commercial teams, define the network deployment goals for the coming years.

Progress towards the target is assessed monthly. Regular monitoring ensures progress towards these targets, allowing for adjustments if progress is not being made as expected.

Since these targets were set in 2023, the associated indicators have progressed well, and they are expected to be met within the projected timeframe.

Mobile network coverage indicators and fibre deployment metrics are based on population coverage estimation models, including mobile footprint and fibre premises coverage.

These targets align with:

- The Responsible Business Principles, particularly the commitment to customers.

- The commitment outlined in the Global Human Rights Policy, "to promote access to connectivity through collaborations on initiatives that enhance connectivity in remote or hard-to-reach areas".

Methodology: the approach to target-setting and tracking coverage indicators is developed internally.

Population coverage (4G and 5G) is calculated using local network planning tools that determine signal strength across geographical areas. These data are then cross-referenced with population distribution by region to determine the total population covered by each technology (4G or 5G) at a specified minimum signal level.

For premises with a FTTH connection, local network planning tools are also used to identify covered geographical locations. These data are then compared with the total number of premises in each area to determine overall FTTH coverage.

Lastly, it should be noted that customers do not participate in setting these targets.

Consumer and user satisfaction
The NPS metric is used to track customer satisfaction.

This metric measures the consumer and user experience. Telefónica has been monitoring it since 2017, when it was established as a target linked to the variable remuneration of the Company's employees who receive this type of remuneration. It also forms part of the strategic plan.

The NPS helps to assess the recommendation of products and services. The Group's NPS is calculated on the basis of the results obtained in each of its operations (Spain, Germany, Brazil and Hispanoamerica).

Telefónica NPS

	2024
Group NPS	**33**
B2C NPS	27
B2B NPS	51

The NPS is calculated using customer relationship surveys that ask whether customers would recommend Telefónica. The result is calculated by subtracting from the percentage of promoters (ratings 9-10) the percentage of detractors (ratings 1-6).

These surveys are conducted monthly for both the B2C and B2B customers of telecommunications operators in Spain, Brazil, Germany and Hispanoamerica.

In these studies, customers are asked about the quality of the network, the commercial offering, the customer service provided through various channels, bills, mobile top-ups and prices, among other things.



Consolidated management report

**Sustainability
Report**

Index

1.
General
information

2.
Environmental
information

**3.
Social
information**

4.
Governance
information

5.
Sustainability
notes

Among other indicators, these surveys provide the NPS. Subsequently, each operation consolidates its NPS at the country level, with the result given by B2C and B2B segment. It is then aggregated at the Telefónica Group level for evaluation against the annual target.

Target: increase the Net Promoter Score (NPS) each year.

The trend of the indicator in recent years has been positive.

Performance in 2024: the NPS growth target compared to 2023 was achieved. The result for the year is provided in the previous section, Metrics.

Indicator methodology: the methodology for defining the target and monitoring is defined and developed internally.

The NPS methodology is based on daily surveys conducted via telephone, digital or in-person channels, which ask customers how likely they are to recommend the Company's services, from which the final value of the indicator is obtained.

NPS measurement undergoes both internal validation and external auditing through a dual assurance process. This provides reasonable assurance for the Telefónica Group's results, which include operations in Spain, Germany and Brazil.

The NPS target aligns with:

- The Responsible Business Principles, particularly the commitment to customers.

Customers do not participate in setting these targets. However, the results of the satisfaction assessment surveys are indeed the source for setting the annual target each year. To this end, methodological aspects contained in the Telefónica Group's Quality Manual and business inputs are considered.

This methodology is based on the internationally established definition for the NPS indicator and is tailored to Telefónica's specific characteristics for weighting by region and segment. To achieve this:

- The calculation scope is defined, covering customer segments, legal entities and commercial brands.

- The weightings or the calculation formula used to consolidate the KPI at Group level are defined.

The business inputs considered include:

- The trend of the business unit indicator in recent years.

- The latest available actual data and/or the forecast for the end of the current year.

- Telefónica's own initiatives and those of the competition, which the countries include in their action plans.

- Correlation analysis of how various factors—such as network performance, service offerings, customer service and pricing—impact NPS trends.

Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Governance information



Consolidated management report

Sustainability Report

⌂
Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.14. ESRS G1 - Business conduct

2.14.1. Governance

G1. ESRS 2 - GOV 1

G1.GOV-1_01

The Board of Directors of Telefónica, S.A. approves the Group's Responsible Business Principles. These principles constitute the Group's code of ethics and conduct, guiding the Group's daily activities, whether carried out individually or as a team. They also form the basis of the Sustainability Policy.

The Global Sustainability (ESG) Department is the area responsible for updating the Company's Sustainability and Regulation Committee regarding the implementation of the Responsible Business Plan during monthly meetings.

The aforementioned Responsible Business Principles are structured around 10 topics, with the following standing out in relation to corporate culture:

(i) Ethical and responsible management: at Telefónica all employees are required to work ethically and responsibly, leading to consistent behaviours aligned with strict legal compliance; zero tolerance for corruption and bribery; a firm commitment to transparency, the protection of data and business assets, the non-use of insider information, fair competition and remaining politically neutral.

(ii) Responsible supply chain management: Telefónica is committed to acting with rigour, objectivity, transparency and professionalism in its relationships with business partners and suppliers, requiring them to meet the minimum responsible business criteria of the Telefónica Group in order to fulfil its commitment to responsibility throughout the value chain.

Telefónica's Compliance Department, through the Chief Compliance Officer, is the area responsible for regularly reporting to the Company's Audit and Control Committee on the main aspects of the Telefónica Group's compliance program, including the Group's practices regarding integrity and the fight against corruption and bribery. Likewise, on a quarterly basis, it reports directly to the Board of Directors on the activity report of the Telefónica Group's Compliance Department.

Moreover, the Global Sustainability (ESG) Department reports annually to the Company's Sustainability and Regulation Committee on the management of matters related to sustainability. In addition to the Global Sustainability Department, management areas such as Purchasing, People, etc., are responsible for the sustainable management of the supply chain.

In relation to the Company's activities and commitments with pressure groups, the Regulation, Competition and Public Policy Department regularly reports on these topics to the Company's Sustainability and Regulation Committee.

In addition, the Chairs of the Audit and Control Committee and the Sustainability and Regulation Committee report the main issues discussed at their respective meetings to the Board of Directors meetings, helping to ensure that the most significant business conduct issues are taken into consideration in the deliberations of the Board of Directors.

Following a favourable report from the corresponding Committees, the Board of Directors is also responsible for approving corporate policies on relevant matters related to the Responsible Business Principles and, in particular, to business conduct, the Anti-Corruption Policy and the Supply Chain Sustainability Policy, among others.

Details of these policies can be found in the following section of the Sustainability notes:

🔗 2.15. Policies

G1.GOV-1_02

Regarding the experience of the members of the Board of Directors in matters of business conduct, see chapter 2.4. Governance, where it is reported that the members of the Board of Directors of Telefónica, S.A., as a whole, have knowledge and professional experience in different matters, fields and sectors related to the Telefónica Group.



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. Social information
4. **Governance information**
5. Sustainability notes

In addition, Telefónica offers all members of the Board of Directors continuous training and refresher programs on aspects that are particularly important to the performance of their duties.

Specifically, in recent years, training and information sessions have been developed for the members of the Board of Directors and the Board Committees by external consultants and internal teams.

The Company also has a process for onboarding new directors, who are provided with an induction pack containing relevant information about the Company, in order to equip new members of the Board of Directors or its Committees with the support necessary to quickly gain a thorough understanding of the Company and its Group, so that they can actively perform their duties as

soon as they are appointed. Each year, Directors receive the Company's Code of Ethics (Responsible Business Principles).

2.14.2. Impacts, risks and opportunities

G1.IRO-1

For issues related to business conduct, all the regions in which the Group operates and the Company's commercial operations have been taken into account, as well as the agents involved throughout Telefónica's entire value chain.

The material impacts that Telefónica has identified for ESRS G1 – Business conduct as a result of the double materiality assessment are the following:

Sustainability topics			Description and typology of the impact	Value chain and specific activity[1]							
			SBM-3_01, SBM-3_04, SBM-3_05, SBM-3_06	SBM-3_03, SBM-3_07							
Code	Subtopic	Sub-subtopic	Impact detail	Procurement	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
G1_IN01	Corporate culture	–	**Potential short-term negative impact:** diminished public trust in the Company as a result of potential practices or internal behaviours perceived as morally questionable or contrary to generally accepted social values **Linkage:** strategy **Scope:** all geographies		x	x	x		x		x
G1_IN02	Political engagement and lobbying activities	–	**Potential short-term negative impact:** loss of trust by employees and society in general due to the potential undertaking of lobbying activities that could be perceived negatively by stakeholders **Linkage:** strategy **Scope:** all geographies			x		x			
G1_IN03	Corruption and bribery	Prevention and detection, including training	**Potential medium-term negative impact:** potential weakening of the rule of law and trust in institutions, undermining integrity, transparency, market functioning and growth of the business and social environment due to potentially ineffective measures for preventing and detecting corruption and bribery **Scope:** all geographies	x	x	x	x	x	x	x	x
G1_IN04	Corruption and bribery	Incidents	**Potential medium-term negative impact:** potential impact on the economic and social development of local communities due to corruption and bribery cases **Scope:** all geographies			x	x	x	x		
G1_IN05	Network and data security	Cybersecurity	**Actual negative impact:** theft of confidential information due to security breaches affecting the Company's IT systems **Linkage:** business model **Scope:** all geographies	x		x		x			

---

[1] Upstream includes Procurement; Operations includes Research and Development, Operations, Supporting Activities, Products and Services; Downstream includes Marketing, Use, After-sales.



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. Social information
4. Governance information
5. Sustainability notes

Sustainability topics			Description and typology of the impact	Value chain and specific activity[1]							
			SBM-3_01, SBM-3_04, SBM-3_05, SBM-3_06	SBM-3_03, SBM-3_07							
Code	Subtopic	Sub-subtopic	Impact detail	Procurement	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
G1_IN06	Network and data security	Cybersecurity	**Potential medium-term negative impact:** potential cyberattacks affecting the use of products sold by the Company due to inadequate design **Linkage:** business model **Scope:** all geographies		x			x		x	
G1_IN07	Network and data security	Operational security	**Actual negative impact:** decline in quality or interruption of emergency communication services due to non-compliance with Business Continuity Plans **Linkage:** business model **Scope:** Hispam and Spain	x		x				x	
G1_IN08	Management of relationships with suppliers	-	**Actual negative impact:** lack of implementation of ESG criteria in the supplier awarding process or due to non-compliance by suppliers **Linkage:** business model **Scope:** all geographies	x		x					
G1_IP01	Network and data security	Cybersecurity	**Actual positive impact:** improved customer data protection through security management to ensure a reliable and high-quality service **Linkage:** business model **Scope:** all geographies		x	x		x	x	x	x

The material risks that Telefónica has identified for ESRS G1 - Business conduct as a result of the double materiality assessment are the following:

Sustainability topics			Description and typology of the risk or opportunity	Value chain and specific activity[2]							
			SBM-3_02, IRO-1_08	SBM-3_03, SBM-3_07							
Code	Subtopic	Sub-subtopic	Risk or opportunity detail	Procurement	Research and development	Operations	Supporting activities	Products and services	Marketing	Use	After-sales
G1_RI01	Corruption and bribery	Prevention and detection, including training	**Impact risk:** deterioration of the Company's control environment and its value chain due to the absence or insufficiency of corruption prevention and detection measures	x	x	x	x	x	x	x	x
G1_RI02	Corruption and bribery	Incidents	**Impact risk:** fines or sanctions from the competent authorities due to the occurrence of corruption and bribery cases related to the Company			x	x	x	x		x
G1_RI03	Network and data security	Cybersecurity	**Impact risk:** cyberattacks on Telefónica's IT systems or those of its suppliers, allowing unauthorised individuals to access sensitive information belonging to customers, employees or companies within the value chain	x		x		x			

[2] Upstream includes Procurement; Operations includes Research and Development, Operations, Supporting Activities, Products and Services; Downstream includes Marketing, Use, After-sales.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. **Governance information**

5. Sustainability notes

2.14.3. Corporate culture

G1-1

2.14.3.1. Policies

G1.MDR-P_01-06

The MDR-P-required information about the policies adopted to manage sustainability issues is gathered and reported in section 2.15. Policies of the Sustainability notes.

G1-1_01

Telefónica works guided by the values of integrity, commitment and transparency, in its decision-making, daily performance, and the way it interacts with the environment.

Therefore, it promotes ethical behaviour and responsible business management through the establishment, development, promotion and evaluation of a corporate culture aligned with ESG factors that deliver long-term business value. In fact, it works to ensure that behaviours, processes, internal activities and targets are consistent with the Company's purpose and values. To this end, the Telefónica Group has a code of ethics and conduct, the Responsible Business Principles (RBPs), which are structured around 10 areas:

1. Ethical and responsible management.

2. Corporate governance and internal control.

3. Respect for and promotion of human and digital rights.

4. Commitment to the environment.

5. Innovation, development and responsible use of technology.

6. Responsible communication.

7. Commitment to customers.

8. Commitment to employees.

9. Commitment to the societies in which the Group operates.

10. Responsible supply chain management.

In addition, since 2002, Telefónica has been a signatory to the United Nations Global Compact (UNGC), a voluntary framework allowing companies to align their operations and strategies with the 10 principles on human rights, labour, the environment and the fight against corruption.

To prevent negative impacts related to corporate culture (G1_IN01) and incorporate sustainability criteria into the Group's management and culture, Telefónica continuously implements global and local actions aimed at all levels of the organisation:

• Regulation: the Telefónica Group develops, updates and approves corporate policies on relevant matters related to the Responsible Business Principles. Details of these policies can be found in the following section of the Sustainability notes:

🔗 2.15. Policies

• Training and awareness-raising: Telefónica trains its professionals in the Responsible Business Principles and Human Rights, and complements this with other strategic training—whether online or in-person—that delves deeper into the principles mentioned above.

Additionally, the Company develops awareness-raising and communication campaigns on key issues such as privacy, digital security, ethics and artificial intelligence (AI), environmental management, accessibility, diversity and the responsible use of technology.

• Internal processes and activities: through the Responsibility by Design project, the Telefónica Group incorporates ethical, social and environmental aspects into the development processes of products and services. In addition, it aligns with other corporate areas, such as Network or General Services, and provides guidance for organising events and sustainable productions, such as the Shareholders' Meeting or the generation of content for Movistar Plus+.

• Alignment with business areas: the Company demonstrates the potential environmental benefits that its products and services bring to its customers' businesses through the Eco Smart Label. It also offers products and services with specific accessibility features for older people and those with disabilities, such as Movistar Plus+ 5S.

• Control processes: Telefónica promotes the robustness and efficiency of its internal control processes by encouraging the monitoring and proper management of sustainability indicators.

• Remuneration scheme: for short-term variable remuneration, 20% of the performance appraisal of employees includes sustainability indicators. In addition, 10% is included in long-term variable remuneration, which applies to senior management.

• Employee satisfaction survey: the survey includes questions that allow for the evaluation of the corporate culture.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

2.14.3.2. Queries (Responsible Business) Channel and Whistleblowing Channel

G1-1_02

Queries (Responsible Business) Channel

The Telefónica Group provides a Queries Channel that is accessible 24/7 via its institutional and commercial websites and available in the languages of the Group's main operators (Spanish, English, German and Portuguese), so that all its stakeholders (employees, partners and suppliers, affected communities, customers and/or end-users, among others) can directly contact the Company with queries related to any aspect of its code of ethics and conduct. To ensure its effectiveness, the Company has a Communication Channel that allows two-way communication with stakeholders throughout the query management process.

All communications received are handled internally in accordance with the principles of respect, confidentiality, trustworthiness and completeness, and are governed by the Queries Channel Management Regulation, which is published on the website. Personal data contained in the communications received, whether anonymous or identifiable, are processed in accordance with privacy and personal data protection legislation, the Telefónica Group's Global Privacy Policy and the Personal Data Protection Governance Model Regulation.

Whistleblowing Channel

The Telefónica Group has an Internal Information System that incorporates the Whistleblowing Channel to detect, report and investigate issues related to unlawful acts or behaviour contrary to the Code of Conduct. In this regard, it is the main tool that Telefónica makes available to all its employees, managers and directors, as well as to third parties, allowing them to anonymously or personally communicate any information or situation that may involve a suspected irregularity or act contrary to the law or internal regulations.

G1-3_02, G1-3_03

The Board of Directors of Telefónica S.A. has entrusted the management of its Internal Information System to the Chief Compliance Officer, who performs their duties autonomously and independently, with the necessary personal and material resources for this purpose. The Chief Compliance Officer reports regularly to the Board of Directors and the Audit and Control Committee.

G1-3_01

The general principles governing the Internal Information System are set out in Telefónica's Internal Information System Management Policy (included in the Policies table). The Internal Information System Management Procedure (also included in the Policies Table) applies to the management of all communications received through Telefónica's Internal Information System.

The Whistleblowing Channel is always available (24/7) in multiple languages and via platforms such as the Telefónica website and intranet, the toll-free telephone numbers and specific email addresses. Communications can be made either verbally or in writing. The channel also makes it possible to check the status of a communication, add additional information and contact the team responsible for its analysis. The Compliance Survey measures employee knowledge of and trust in the different elements that make up the Compliance Program at Telefónica, including the Internal Information System

The protection of whistleblowers and the prohibition of retaliation is established in Section 6 of the Internal Information System Management Policy. It expressly states that Telefónica and the other companies of the Group, in accordance with the provisions of applicable law, shall not adopt and shall ensure that no form of retaliation, whether direct or indirect, including threats or attempts at retaliation, shall be adopted against directors, officers, employees or suppliers who have reported in good faith through the Information System any possible irregular conduct or non-compliance.

2.14.3.3. Training

G1-1_10

The Telefónica Group's business conduct training focuses on two pillars:

Training in Responsible Business Principles

The Company trains all staff annually, regardless of their position or role, in the Responsible Business Principles (RBPs) and Human Rights. The course is delivered online, is mandatory and covers topics such as: Ethical and responsible management; Respect and promotion of human rights and digital rights; Commitment to the environment; Innovation, development and responsible use of technology; Responsible communication; Commitment to customers, employees and the societies in which the Company operates; Responsible management of the supply chain; the Queries Channel and the Whistleblowing Channel.

New employees, in addition to being introduced to the principles in the welcome pack, are required to take the specific RBPs course within a maximum of three months of joining the Company. Both the course and the Responsible Business Principles are available in the official languages of the Telefónica Group: Spanish, English, German and Portuguese.

Internal communication campaigns are also run to highlight the importance of completing the course on the Responsible Business Principles and Human Rights. A multidisciplinary team comprising the Compliance, People and ESG departments monitors its fulfilment.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. **Governance information**

5. Sustainability notes

In 2022, the new edition of the RBPs and Human Rights course was launched, with a validity period of three years. During this period, a total of 90,725 employees have been trained.

ESG training

Furthermore, with the aim of promoting a culture of sustainability among all professionals within the Telefónica Group, strategic training on key ESG matters was available year round in 2024, on environmental management, ethics and compliance, accessibility, diversity, cybersecurity, privacy, human rights, Responsibility by Design of products and services, sustainable finance, the responsible use of technology and supply chain management.

These training sessions are made available to employees through the ESG Academy, a sustainability training space. The content is developed in collaboration with various Company departments and includes both internal and external online courses, podcasts, webinars, videos, articles of interest and reference web pages on sustainability. The ESG Academy also offers live training through Universitas, Telefónica's Corporate University.

2.14.4. Compliance

G1-3, G1-4

2.14.4.1. Prevention and detection of corruption or bribery

G1.MDR-A_01-12, G1-3_01

The Telefónica Group's commitment to fighting corruption and bribery and to regulatory compliance in general led the Board of Directors of Telefónica, S.A. to approve the creation of an independent regulatory compliance area on 16 December 2015 and, subsequently, the appointment of the Chief Compliance Officer of the Telefónica Group in February 2016; this officer reports directly to the Board of Directors through the Audit and Control Committee. As with their appointment, the power to dismiss the Chief Compliance Officer falls under the authority of Telefónica S.A.'s Board of Directors.

The goal pursued was to continue to implement a compliance model at Telefónica in a much more targeted way, with due regard for all the activities performed up until that point by other areas of the Company in order to prevent corruption and bribery (e.g. Internal Audit, the Global Sustainability Management (ESG) Department and Legal Area).

Compliance Function

The purpose of the Compliance Function is to manage the preventive and reactive aspects of compliance with

(a) domestic legislation and (b) Telefónica's internal regulations, both at a corporate and operational level (countries and businesses), in general, while focusing specifically on those that are more sensitive depending on the circumstances.

The Chief Compliance Officer reports regularly to the Board of Directors and the Audit and Control Committee on the key aspects of the Telefónica Group's Compliance Program, which mainly focuses on integrity and the fight against corruption and bribery.

In addition, at the first meeting of the Audit and Control Committee of the year, the Chief Compliance Officer presents the Compliance Function's Annual Report for the previous year and the Compliance Area's Action Plan for the new year.

The Compliance Function Policy defines the main lines of the Telefónica Group's Compliance Program, its relationship with the Company's business processes and other areas, and the matters identified as particularly relevant.

While the Compliance Function extends to managing compliance frameworks across various areas[3], safeguarding integrity is particularly sensitive and significant for the entire organisation.

The Compliance Function, in accordance with the current Compliance Function Policy, is deployed on two levels: preventive controls and reaction and response.

Preventive controls

To generate a culture of compliance, which operates through the following functions:

- **Regulatory compliance monitoring:** responsible for coordinating the Group's regulatory framework. Plays a key role in establishing regulations and protocols aimed at preventing unlawful and unregulated conduct, with different levels depending on the sensitivity of the situation.

  This function includes the coordination of both the ongoing publication of policies and regulations on a specific site on the corporate intranet and the dissemination and communication of new policies and regulations through internal tools after their approval.

  With regard to the policies and procedures implemented in the Telefónica Group to combat corruption and bribery, it is worth highlighting the specific internal regulations in this regard, the most significant of which is the Anti-Corruption Policy. The content of this policy is aligned with the provisions of

---

[3] Other subjects such as: a) international sanctions b) privacy and protection of personal data c) relationship with competitors d) security in its various aspects including the protection of confidential information e) labour f) sustainability and human rights g) compliance with sector-specific regulations and customer promise h) tax compliance i) compliance with specific financial regulations: anti-money laundering and counter-terrorism financing regulations, accounting regulations j) regulated areas in terms of compliance (specifically in the area of insurance and pension plans and funds) k) artificial intelligence.

Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. **Governance information**

5. Sustainability notes

the United Nations Convention against Corruption of 2004.

Among other aspects, the Anti-Corruption Policy sets out the guidelines on conduct which must be followed at Telefónica with regard to accepting or offering gifts or invitations and prohibiting any type of bribery. Rules on offering gifts or invitations to public employees and civil servants are specifically expanded upon in the Regulation on Relations with Public Bodies.

The regulatory framework on integrity is complemented by the Conflict of Interest Regulation and the Corporate Policy on the Comprehensive Discipline Program, among others.

The Conflict of Interest Regulation requires members of the Company to act at all times, and especially in the event of a conflict of interest, in accordance with the corporate principles of loyalty, confidentiality and integrity. It also covers situations in which a direct or indirect personal interest of an employee influences, could influence or could give rise to the perception of being able to influence the professional decisions to be made by that employee, with the possibility that this interest or professional benefit may come into conflict with the interests of any Telefónica Group company.

G1-3_05

As the parties responsible for establishing adequate controls and procedures to comply with the Anti-Corruption Policy, the Company's directors and executives certify their knowledge of and commitment to complying with the Responsible Business Principles and said policy on an annual basis, and with the associated policies, practices and regulations.

- **Knowledge management**: involves training and awareness-raising activities on issues such as anti-corruption, criminal prevention and sanctions, as well as supporting other Company training.

G1-3_06

A key element in promoting a culture of ethics and integrity within the Company is anti-corruption training. This comprises the following global-level courses:

- The Foreign Corrupt Practices Act (FCPA) course on the law against corrupt practices abroad, included in the 2022 Training Framework.

G1-1_11

This is a mandatory global training activity that is conducted every three years and aimed at Company positions and areas with a higher potential risk due to their greater exposure to a risk of public corruption, which would include, alongside employees with executive status, those employees belonging to areas such as regulation, institutional relations, sponsorships, commercial, major customers, network, tax, marketing and/or commercial distribution, human resources, general

secretariat, internal audit and internal control, among others.

- Responsible Business Principles and Human Rights course, included in the 2022 Training Framework.

This is a mandatory global training course that is aimed at all Telefónica Group employees and includes content on anti-corruption and bribery in the section corresponding to the first principle "Ethical and responsible management".

🔗 2.14.3.3. Training

- Code of Ethics and Conduct course: integrity and combating corruption, included in the 2024 Training Framework and aimed at Telefónica Group employees in Spain, Brazil, Hispanoamerica, Telxius, Telefónica Tech and the Global Units.

This course includes an initial module that reviews the Telefónica Group's Code of Ethics and Responsible Business Principles, and a second module focused on anti-corruption regulations, with particular emphasis on the Foreign Corrupt Practices Act.

G1-3_07

These training activities ensure that 100% of positions operating in risk areas are covered by corruption and bribery prevention training programs.

At a local level in most countries where the Telefónica Group operates, other specific training sessions on anti-corruption and criminal prevention are provided. In some cases, they are taught on an in-person basis and targeted at certain groups of employees whose activity may present a higher potential risk. It is worth mentioning the training delivered in Spain, Peru, Argentina, Chile and Ecuador on the criminal liability of the legal entity.

In addition, new Telefónica Group employees receive training on the Compliance Program, which includes content on anti-corruption policies and regulations, as part of their induction into the Group.

G1-3_08

There are also specific anti-corruption training programs tailored to the members of the administrative, management and supervisory bodies.

Another of the crucial elements of the Compliance Program is awareness-raising. In addition to the publication of news and updates on the Group's internal channels, there are a number of initiatives, both global and local, aimed at fostering a culture of compliance among employees. Of the initiatives carried out in 2024, the following are particularly noteworthy:

- Compliance Day, a global internal awareness day designed to familiarise the business with the



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. **Governance information**

5. Sustainability notes

Compliance Function and raise employee awareness of current issues dealt with by the Compliance Program. As part of this activity, the Company runs a compliance quiz, with 10 questions related to compliance issues.

- The Five Stars Recognition Program, designed to promote and acknowledge outstanding behaviour that demonstrates a commitment to integrity, sanctions, privacy and security, both locally and globally. The VI edition was held in 2024.

- Compliance Cafés, informal meetings designed to enable different areas of the Group to gain a better understanding of the role performed by Compliance, raising awareness of the importance of acting appropriately in certain situations that may arise on a day-to-day basis. They serve to remind employees of the tools that Telefónica makes available to its employees to combat corruption and bribery.

- Information for third parties on integrity. Since 2023, in order to share the key regulations regarding integrity and the consequences of non-compliance among those in the Telefónica Group value chain, an email containing this information has been sent every six months to all suppliers awarded contracts.

- Launch of the III Compliance Survey. The aim was to gauge internal knowledge of and trust regarding the various elements that comprise the Compliance Program at Telefónica, including the Internal Information System, and also to glean perceptions of the Group's ethics and compliance culture.

- **Risk assessment:** As part of its system for preventing and detecting corruption and bribery, Telefónica conducts a basic compliance risk assessment every six months. This forms part of the risk management model based on the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and is implemented uniformly across the Group's main operations. It includes everything related to corruption and bribery prevention practices.

- **Consultative:** This prevention and detection system is complemented by the consultation activities carried out through channels that allow employees to make queries related to compliance issues (regarding the application of the Anti-Corruption Policy and other internal regulations developed in the area of integrity and the fight against corruption and bribery).

- **Third parties:** Another line of action is geared towards the coordination of all initiatives related to the involvement of third parties in enforcing the regulations. In this regard, Telefónica believes it is of the utmost importance that the third parties with whom it interacts in the course of certain relationships

comply with the corresponding standards of business ethics.

Therefore, in addition to the implementation of certain measures such as responsible declarations and contractual safeguards, the Group has developed protocols for assessing suppliers and business partners from a compliance point of view. Integrity risks, mainly corruption and bribery, are assessed and are implemented as part of an ethos of continuous improvement. In this context, Telefónica's procurement and payment controls are particularly important, which is why Compliance is involved in them.

Reaction and response

- **Reaction** refers to existing action protocols for situations where there are signs of non-compliance. Telefónica has an Internal Information System designed to comply with Law 2/2023 and to promote compliance with the Responsible Business Principles, the law and other internal regulations. The system has appropriate mechanisms in place to ensure the confidentiality of communications and to channel possible complaints.

  🔗 2.14.3.2. Queries (Responsible Business) Channel and Whistleblowing Channel

  G1-1_08

Moreover, in addition to the procedure for following up on whistleblower complaints in accordance with the applicable legislation transposing Directive (EU) 2019/1937, Telefónica regulates the procedure and guarantees for investigating cases related to business conduct through its Compliance Function Charter, including cases of corruption and bribery, promptly, independently and objectively.

- **Response** encompasses remedial action to deal with the ramifications of non-compliance by mitigating the repercussions of any type associated with a possible breach or a breach already evidenced and ensuring consistent application of sanctions for said breaches, as well as promoting the recognition of employees who display outstanding behaviour in terms of their commitment to compliance.

Indeed, the following Telefónica Group companies have anti-corruption and bribery certifications:

- ISO 37001:2016 certification on Anti-Bribery Management Systems: Colombia Telecomunicaciones S.A. ESP BIC, Telefónica del Perú S.A., Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U, Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. and Teleinformática y Comunicaciones, S.A.U, and Telefónica Tech Perú S.A.C.



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. Social information
4. **Governance information**
5. Sustainability notes

- UNE 19601:2017 certification on Criminal Compliance Management: Telefónica, S.A., Telefónica de España, S.A.U., Telefónica Móviles España, Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. and Teleinformática y Comunicaciones, S.A.U., all renewed in 2023.

G1-4_01, G1-4_02, G1-4_03

In October 2024, Telefónica Venezolana, C.A., Telefónica, S.A. and the United States Department of Justice (DOJ) entered into a Deferred Prosecution Agreement (DPA) to resolve a single charge of conspiracy to violate the anti-bribery provisions of the FCPA. The charge, made against Telefónica Venezolana, C.A., concerns conduct in and around 2014 and 2015 related to a Venezuelan Government-sponsored currency auction.

Telefónica, S.A. is not a defendant in the matter but as parent company of the Telefónica Group has agreed to certain terms and conditions under the DPA.

G1-4_02, SBM-3_08

The terms of the DPA include, inter alia, requirements concerning a corporate compliance program, annual reports on that program during the term of the DPA and a monetary penalty of $85,260,000 U.S. dollars (approximately 81 million euros, see Note 29.b of the 2024 Consolidated Financial Statements). The DOJ has agreed that if all the obligations under the DPA are fully complied with, then the DOJ will seek dismissal with prejudice of the charge described above after the DPA concludes.

G1-5

2.14.4.2. Political influence and lobbying activities

In relation to the main issues addressed by lobbying activities, Telefónica supports five positions:

G1-5_09

1. **Create market structures favourable to investment.**
   Telefónica supports consolidation within national markets as the first and main step to achieving sufficient scale to attract the necessary level of investment. Telefónica sees scaling in the market as the main tool for offering significant consumer welfare benefits, as it would encourage the growth of sustainable network actors capable of investing in the most advanced, secure and resilient networks.

2. **Reduce obsolete and overly intrusive regulation.**
   Telefónica's main stance is that regulation of the telecommunications market is obsolete and overly intrusive. Telefónica is in favour of a review of the current ex ante regulatory model to minimise this type of regulation, and base intervention on ex post action.

3. **Balance the digital ecosystem.**
   Telefónica supports a digital ecosystem based on commercial agreements reached through business negotiations. Given the dysfunction in the Internet value chain due to significant imbalances in bargaining

power, Telefónica advocates restoring balance in said power through a conflict resolution mechanism between telecommunications operators and content and application providers when commercial negotiations fail.

It also supports the establishment of a common framework for all actors in the digital ecosystem that defines a minimum set of obligations to ensure fair relationships among all actors, especially between telecommunications operators and cloud infrastructure providers.

4. **Make spectrum policy a lever for investment and growth.**
   Telefónica argues that spectrum allocation and assignment are key levers for promoting investment and growth in all countries. Telefónica backs the reform of the political framework for the spectrum to mitigate future shortages in the low and medium bands and to ensure future awards do not lead to inefficient outcomes or disproportionate prices and conditions.

5. **Incorporate digital networks into the EU's Taxonomy for sustainable activities.**
   Telefónica mainly challenges the unjustified lack of recognition of telecommunications networks and services as a Taxonomy-aligned activity.

   In this regard, Telefónica calls for better recognition of telecommunications networks in the Taxonomy, including telecommunications networks as a Taxonomy-eligible economic activity for the next revision of the Climate Delegated Act.

G1-5_10

To provide transparency and prevent these activities from being seen in a negative light, Telefónica S.A. is registered in the EU Transparency Register (registration number: 52431421-12).

Germany has had the Lobby Register Act since 2021; this requires companies and their lobbyists who are in contact with politicians to publish certain information in relation to their activities. In March of this year, the Bundestag amended the law to broaden the scope of registration obligations. Telefónica Germany has an entry in the register and the Company transparently updates relevant lobbying activities as required (registration number: R002277).

There is no national Lobby Register in Spain. There are registers at regional level and in specific institutions (regulatory authorities). Telefónica is registered as follows:

- C.N.M.C.: Telefónica S.A. (CNMC RGI).

- Madrid City Council: Telefónica Spain.

- Madrid Regional Government: Telefónica Spain.



Consolidated management report

**Sustainability
Report**

Index

1.
General
information

2.
Environmental
information

3.
Social
information

**4.
Governance
information**

5.
Sustainability
notes

- Generalitat de Catalunya: Telefónica Soluciones.
- Gipuzkoa Provincial Council: Telefónica Soluciones.

Appointments to the administrative, management and supervisory bodies

G1-5_11

Telefónica has a revolving door policy included in the Internal Regulation on Relations with Public Entities. This regulation does not allow individuals who have held administrative roles directly related to the Company's activities to be hired as employees or members of governing bodies for a period of two years following the exercise of the aforesaid direct functions. The direct relation is understood to refer to those cases in which the affected person or the governing body in question has issued resolutions or adopted any agreement in relation to the Company.

Based on these provisions, from an employment perspective, a control system has been implemented across Telefónica.

The Company has not employed anyone who is actively working for governments or regulators in the past two years.

G1-5_01, G1-5_02, G1-5_03, G1-5_06

Telefónica has Responsible Business Principles, approved by the Board of Directors, that establish the Company's positions in various areas, including political neutrality.

In this regard, Telefónica is politically neutral. It remains strictly impartial and does not support or oppose any political party. It makes no donations to political parties or to public or private organisations linked to political parties.

This does not prevent it, in compliance with prevailing legislation, from making its views known on matters that may affect the management and sustainability of the Company, through lobbying activities.

In this regard, Telefónica transparently reports its lobbying or engagement activities, where applicable, through the various registers created for this purpose. These registers are free of charge.

The Sustainability and Regulation Committee has been entrusted with the following responsibilities, among others:

- Bring to the attention of the Board of Directors matters deemed relevant to the Company or any of the Group companies and on which it is necessary or advisable to adopt a decision or establish a specific strategy, including, in particular, issues related to the relevant supervisory and regulatory bodies in the telecommunications sector.

- Supervise and review the Company's Responsible Business Policy strategies and practices, including environmental and social matters, ensuring they align with stakeholder expectations and contribute to value creation, proposing their update or modification to the Board of Directors, where applicable.

- Promote a proactive relationship strategy with stakeholders: customers, investors, suppliers, employees and society in general, with the purpose of defining the material issues affecting the Company from risk and opportunity perspectives.

G1-2

2.14.5. Suppliers

2.14.5.1. Responsible management

G1-2_02

Telefónica acknowledges that a substantial part of a company's social and environmental impact stems directly from its supply chain.

The Company recognises sustainability as a core pillar of its relationship with its suppliers, integrating responsible practices into its supply chain.

Similarly, collaborating with suppliers gains strategic value, as it facilitates alignment with Company commitments towards customers and the rest of society.

To build trusting relationships with its suppliers, Telefónica has developed robust policies and processes with a threefold purpose:

- Firstly, to manage the potential impacts.
  The actions of the Company and those of its suppliers may have adverse impacts on human rights and the environment (G1_IN08). The most relevant of these relate to the labour conditions of workers in the supply chain and the suppliers' carbon emissions.

  Companies can also generate positive impacts through responsible management of the supply chain. For example, through implementing social criteria that seek to improve the quality of life of the workers in the supply chain.

- Secondly, to identify risks throughout the supply chain in order to address them effectively. Among these risks are the potential regulatory breaches that could lead to sanctions or reputational damage for the Group due to supplier-related sustainability controversies. In this regard, Telefónica considers it of the utmost importance that the suppliers with which it interacts comply with the corresponding standards of business ethics. Every six months, the awarded suppliers receive a communication containing the Group's main regulations on integrity and the consequences of failing to comply with these.



Consolidated management report

Sustainability Report

Index

1. General information
2. Environmental information
3. Social information
4. **Governance information**
5. Sustainability notes

- Thirdly, to engage proactively on key issues to seize the opportunities associated with the supply chain. This engagement with suppliers is based on ethical and fair business relationships; these engender opportunities through the ability to create operational efficiencies, which are reflected, for example, in reductions in material, energy and transport costs. Labour productivity can also be improved by ensuring decent working conditions in the supply chain.

  The details of the IROs related to workers in the supply chain can be found in the chapter 2.12. ESRS S2.

With this threefold approach, the Company aims to provide customers with products and services that not only benefit society and the environment but are also developed with ethical and sustainability principles in mind.

The sustainable management of the supply chain is part of the Responsible Business Plan. The Sustainability and Regulation Committee oversees its implementation and monitors compliance with targets.

To this end, the Company relies on a Procurement Model (MCT) that is aligned with its Responsible Business Principles and with international standards such as the OECD Due Diligence Guidance for Responsible Business Conduct. Telefónica's Procurement Model is governed by a corporate regulation that establishes the general conditions and criteria for the acquisition of goods and services, as well as its scope of application and exclusions.

Through the agreements negotiated under Telefónica´s Procurement Model, the Company awarded a contract volume of 24,202 million euros to 8,440 suppliers. Both figures refer respectively to total MCT purchases and suppliers awarded, with impact on the financial year 2024.

Of the awarded volume, 85% went to local suppliers, understood as those with a registered office in the country where the purchase was made.

Supply chain management

Step 1. Minimum standards required

G1-2_03

Telefónica requires its suppliers to sign an anti-corruption certificate stating their commitment to compliance with anti-corruption laws. This requirement currently applies to 100% of the suppliers managed under the Procurement Model and a large part of the rest of the Group's suppliers and business partners.

Furthermore, under the Procurement Model, Telefónica requires its suppliers to ensure compliance with fundamental human and labour rights as well as

environmental protections. Therefore, Telefónica's suppliers must accept the Supply Chain Sustainability Policy when registering and/or renewing their accounts in the procurement system. This policy sets out the minimum responsible business criteria that they must comply with (thereby directly affecting the employees in the supply chain).

Prior acceptance of these minimum conditions means that awarded suppliers take on specific commitments regarding social and environmental impacts as outlined in Telefónica's regulations.

The minimum responsible business criteria that suppliers must comply with are set out in the section 2.15. Policies.

Step 2. Identification of suppliers with a potential sustainability high risk

The Company carries out a more targeted approach to managing key suppliers within the Procurement Model due to their potential level of risk in terms of sustainability, mainly taking into account factors such as product or service type supplied, supplier country of origin and the impact on Telefónica.

To achieve this, in accordance with Telefónica's risk analysis methodology, the Group analyses the potential global sustainability risk of its suppliers.

According to this global risk analysis, the Company had 661 suppliers that provide products or services classified as potentially high risk from a sustainability perspective in 2024. A supplier is considered as such if, according to Telefónica's internal supplier risk analysis methodology, it obtains a potential high risk level after the aforementioned factors have been analysed and it had been awarded a total volume of more than one million euros during 2024.

Step 3. Performance assessment of potential high-risk suppliers

To identify potential integrity risks (corruption and bribery)/international sanctions, Telefónica cross-references its supplier database against the Dow Jones Risk & Compliance Watchlist database. This reinforces existing processes to ensure compliance with its Anti-Corruption Policy and Sanctions Regulation. This cross-referencing is performed periodically from the moment the supplier is registered in Telefónica's system.

If a supplier is flagged on the Watchlist database due to integrity concerns, an analysis is performed to assess such information and its relevance for the purposes of the specific contract.

In addition, Telefónica monitors possible risks associated with its potential high-risk sustainability suppliers, as identified in the initial analysis. The external assessment platform IntegrityNext conducts a 360° assessment of these suppliers based on 15 sustainability criteria



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

encompassing ethical, social, environmental and supply chain management aspects.

These assessments allow the Company to identify any aspects that could be better managed by its suppliers and proactively work to avoid or minimise potential adverse impacts on human rights or the environment.

Of the initially identified potential high-risk suppliers, 407 had been externally assessed on sustainability aspects through the IntegrityNext platform by the end of 2024 (including those whose assessment is currently being finalised, pending IntegrityNext's analysis of the information provided). The procurement teams in the various countries can view the results directly on the procurement platform.

In extreme cases, if a supplier fails to demonstrate a commitment to addressing an identified risk (IntegrityNext), or if the analysis against the Dow Jones Risk & Compliance Watchlist raises concerns, any further or existing business with that supplier is blocked until it demonstrates, where applicable, that it has corrected the situation and/or has implemented the necessary corrective measures to mitigate the identified risks as stipulated in the terms agreed by both parties. According to the data available in the Company's systems at the end of period covered by this Report, 16 suppliers were blocked due to integrity/international sanctions or sustainability risks or non-compliance.

Step 4. Key supplier audits

The performance assessments are complemented by Telefónica's annual audit plan to verify compliance with the critical aspects identified according to type of supplier, service and product provided, and the risks of each region or country. This plan covers audits of both direct suppliers, with whom the Company has a direct commercial relationship, as well as indirect suppliers.

These audits are mainly performed through the internal Allies Program (for service providers) and the sectoral Joint Alliance for CSR (JAC) initiative (for product manufacturers). Both types are performed by in-house employees or accredited auditing entities and apply the corresponding established protocols.

In 2024, the Company conducted 20,898 administrative or on-site audits. This number includes both administrative audits involving documentary verification —for example via email or an online platform—and on-site audits carried out at the supplier's premises. These audits verify the suppliers' level of compliance with labour, occupational health and safety, environmental, human rights, conflict minerals, security and data protection and/or their own supply chain management.

The audits include improvement plans agreed with all suppliers who do not comply with any of the aspects that may have a negative social or environmental

impact. Through agreed improvement plans, suppliers make a commitment to remedying adverse impacts that they have caused or contributed to.

Some examples of non-conformities identified in the audits, as well as the respective action and improvement plans, are included in the on-site audits action plan in the section:

🔗 2.12. ESRS S2 - Workers in the value chain

Supplier engagement

Telefónica's sustainable management model is complemented, in each of the four steps, by engagement with suppliers. To support this, it implements:

- Ongoing communication through various channels such as the Allies newsletter or the Supplier Portal. Through this portal, suppliers and their employees can access Telefónica's global policies and a confidential channel for queries and concerns relating to compliance with the Company's minimum responsible business criteria.

- Sector-specific initiatives focused on developing solutions at a sectoral level (for example, through working groups on climate change, human rights due diligence and the circular economy).

- In-person or online training for suppliers, addressing the specific needs in each country and the most critical issues according to the service they provide. Needs include those focused on the decarbonisation of the supply chain. Details of these are included in the engagement initiatives described in the chapter:

🔗 2.9. ESRS E1 - Climate change

- Topic-specific meetings and workshops to share best practices.

2.14.6. Network and data security

2.14.6.1. Governance

The global Security and Intelligence Area is supported by the Company's management, and reports to the Board of Directors through the Sustainability and Regulation Committee and the Audit and Control Committee.

The highest security officer in the Company is the Global Chief Security Officer (Global CSO). The Board of Directors has delegated the Global CSO the authority and responsibility to establish the global security strategy. the Global CSO leads the development and monitors the implementation of Telefónica regulatory framework and global security initiatives. The Global CSO also proposes a local security officer for each company within the Telefónica Group, subject to the decision of the corresponding administrative or management bodies of the Group.



Consolidated management report

Sustainability Report

Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

In terms of governance and coordination, a bi-monthly security meeting is held, which is chaired by the Global CSO. The meeting is attended by the local security officers (local CSOs), and corporate officers from different areas of the Company (Compliance, Audit, Legal, Technology and Operations, People, Sustainability, among others.) are invited on a discretionary basis.

There are also local security sub-committees chaired by the local CSOs, which take part in defining strategic initiatives and global guidelines and implement them in each Telefónica Group company.

In addition, the Global Security and Intelligence Area promotes and drives the Global Digital Security Committee, in which several members of the Company's Executive Committee participate, and the Business Continuity Global Working Group.

Telefónica also has a Security Advisory Council composed of external experts in the field of security and intelligence. This council has the aim of improving practices, increasing the efficiency of capabilities and procedures, and enhancing the quality of strategy in this area.

2.14.6.2. Strategy

Telefónica understands security to be a comprehensive concept aimed at preserving assets, interests and strategic objectives, ensuring their integrity and protecting them from potential threats that could harm their value, affect their confidentiality, diminish their effectiveness or impact their operability and availability.

Comprehensive security encompasses:

- Physical and operational security (of people and assets).
- Digital security.
- Business continuity.
- Fraud prevention.
- Security in the supply chain.
- Any other relevant area or function aimed at corporate protection against potential damage or loss.

Digital security, in turn, encompasses information security and cybersecurity, and is applied to the platforms, systems, technologies and elements that comprise the network.

To meet the security information needs of stakeholders in a clear, concise and accessible manner, there is a 'Security' section in the Global Transparency Centre available on Telefónica's public website. This section also facilitates the communication of vulnerabilities or threats that could affect Telefónica's technological infrastructure.

2.14.6.3. Policies

The MDR-P-required information about the Global Security Policy is gathered and reported in the following section of the Sustainability notes:

 2.15. Policies

2.14.6.4. Action Plans

The Global Strategic Plan for Security and Intelligence is designed in accordance with relevant security information from the companies within the Telefónica Group. It identifies and prioritises the main global lines of action over a three-year time horizon. The plan is reviewed annually and approved at the bi-monthly security meeting of the Telefónica Group.

The purpose of the Strategic Plan is to evolve the Company's comprehensive security, adapting it to the most effective and efficient solutions available in order to apply economies of scale, thereby contributing to promoting maximum security for employees, customers and suppliers.

2.14.6.5. Metrics and targets

Telefónica has defined the following metric:

Number of material cybersecurity incidents

A cyber incident is considered material if there is a substantial likelihood that a reasonable investor would deem it relevant when making an investment or voting decision, or if it significantly alters the information already made available to investors.

To monitor the effectiveness of measures aimed at network and data security, and to achieve a level of security appropriate to business needs that ensures the protection of assets as established by the Global Security Policy, Telefónica has set the target of having the lowest possible number of material incidents.

Performance in 2024: 0.

Material cyber incidents taken into account for the year corresponding to the reporting period are those occurring in the entities in which Telefónica has effective control. These material cyber incidents are reported to the regulatory authorities of the stock markets on which Telefónica, S.A. is listed.



Consolidated
management report
**Sustainability
Report**

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

Sustainability notes



Consolidated
management report
Sustainability
Report


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

2.15. Policies

MDR-P_01-06

In accordance with the internal regulations that regulate the preparation and approval of Telefónica's internal standards, the policies, rules and regulations must be reviewed on a two-yearly basis by the person responsible for each of them to verify their content and validity and, where appropriate, identify relevant opportunities for improvement or updating that require the text of the internal standard to be modified.

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
	MDR-P_01	MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Responsible Business Principles	All	These Principles constitute the Company's sustainability policy as they guide it to act with integrity, commitment and transparency when working both individually and as a team. They are the code of ethics and conduct that brings together the guidelines followed by the Company in everything the Telefónica Group does and says.	All the companies that make up the Telefónica Group. These principles are also directed at the Company's suppliers and commercial partners, with the aim that they are complied with throughout the value chain through the adoption of these or equivalent principles of their own.	The Board of Directors of Telefónica, S.A.	The Company carries out its activities in accordance with current national and international legislation, ensuring that it incorporates the recommendations and best practices indicated by its stakeholders.	Telefónica is committed to long-term ethical management. Through these Principles, it commits to acting with integrity, transparency and commitment, to building relationships of trust with all its stakeholders and promoting more ethical, fairer and more sustainable social and environmental development.	Published on: - The corporate website - The Company's global intranet



Consolidated
management report
Sustainability
Report


Index



1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
MDR-P_01		MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Diversity Policy in Relation to the Board of Directors of Telefónica, S.A. and the Selection of Directors	G1_IN01	This policy ensures that Director selection procedures are based on prior analysis of the competencies required by the Board of Directors of the Company and encourage diversity on the Board in terms of knowledge, training and professional experience, age, disability and gender, ensuring that such proposals are free from any implicit bias entailing any kind of discrimination, particularly by reason of gender, disability or any other personal status and that they facilitate the selection of female Directors in a number that allows an equal balance of women and men to be achieved.	The policy shall apply to the selection of candidates for the role of Director. It shall also apply to the appointment of members of the Boards of Directors of companies in which Telefónica holds an interest.	The Board of Directors of Telefónica, S.A.	*Recommendation 14 of the Good Governance Code of Listed Companies, approved by the *Comisión Nacional del Mercado de Valores* (CNMV) on 18 February 2015 and partially amended in June 2020. *Article 540.4.c, subsection 8 of the Spanish Corporate Enterprises Act	Telefónica makes its best efforts to comply with the recommendations of the *Comisión Nacional del Mercado de Valores* (CNMV), ensuring compliance with the legislation in force.	Published on: - The corporate website

Consolidated
management report
Sustainability
Report


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
	MDR-P_01	MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Global Human Rights Policy	G1_IN01 S1_IN01 S1_IP01 - S1_IP03 S1_IP05, S1_IP06 S1_RI01 S1_OP01 S2_IN01 - S2_IN04 S2_IP01, S2_IP02 S2_RI01, S2_RI02 S4_IN01, S4_IN02, S4_IN04 S4_IP01, S4_IP02 S4_RI01, S4_RI02 S4_OP01	This policy formalises Telefónica's commitment to human rights and sets out the necessary general principles to ensure this commitment by its operations. It also establishes a due diligence process to identify, assess, prevent, mitigate and/or address potential or actual impacts that may be caused by the Company.	All the companies that make up the Telefónica Group.	The Board of Directors of Telefónica, S.A. The Board's Sustainability and Regulation Committee is responsible for supervising the implementation of the Responsible Business Plan and also, therefore, the policies, actions and targets regarding human rights.	*The United Nations Guiding Principles on Business and Human Rights, and the following international human rights agreements and commitments: ** The United Nations Universal Declaration of Human Rights ** The United Nations Global Compact ** The United Nations International Covenant on Economic Social and Cultural Rights ** The Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises ** The core conventions of the International Labour Organization ** The United Nations International Covenant on Civil and Political Rights ** The United Nations Convention on the Rights of the Child ** The United Nations Convention on the Rights of Persons with Disabilities ** The Principles of Freedom of Expression and Privacy of the Global Network Initiative (GNI)	During preparation of this policy, account is taken of feedback from the different internal areas specialising in each of the topics, which are in c dialogue with the various stakeholders considered to be affected parties in the different countries. Telefónica's commitment to respecting and promoting of human rights has been expanded on in relation to all the aspects of the Company: in its relationship with employees, suppliers, customers and society at large.	Published on: - The corporate website - The Company's global intranet - The Responsible Business Principles course - Additional dissemination through a human rights video on the website - A specific public report on due diligence
Queries Channel Management Regulation	G1_IN01 S1_IN02 S1_RI03 S2_IN04 S4_IN01 S4_RI01, S4_RI02	This regulation describes the management of Telefónica's Queries Channel in relation to the process of receiving, processing and recording the queries received from any person or stakeholder about any matter relating to the Responsible Business Principles.	All the companies that make up the Telefónica Group.	Global Sustainability (ESG) Office of Telefónica S.A. The regulation is approved, reviewed and updated by the Global Sustainability (ESG) Office of Telefónica S.A.	The personal data that may be contained in the queries received are processed in accordance with the applicable legislation in force regarding privacy and personal data protection. The Queries Channel complies with the data protection and security measures and guarantees applicable to an enquiries mailbox of this nature.	The regulation enables queries to be managed internally in a manner that is transparent to stakeholders, in accordance with the principles of confidentiality, timeliness, privacy and security.	Published on: - The corporate website - The Company's regulation intranet



Consolidated
management report
Sustainability
Report


Index


1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
MDR-P_01		MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Global Environmental and Energy Policy	G1_IN01 E1_IN01 - E1_IN04 E1_IP01, E1_IP02 E1_RI01 - E1_RI04 E1_OP01 - E1_OP04 E5_IN01 E5_RI01 - E5_RI04 E5_OP01 - E5_OP03	This policy sets out the principles that guide the Company to support and improve its environmental and energy performance at a global and local level, while enabling Telefónica to strengthen its public positioning on this issue and meet the demands of its main stakeholders. It also provides a common reference framework for target-setting in order to achieve the expected results of the environmental and energy management systems implemented at the Telefónica Group.	All the companies of the Telefónica Group, regardless of their geographic location or activity.	The Global Sustainability (ESG) Office and the Global Chief Technology and Information Officer (GCTIO) of Telefónica S.A. lead the implementation of this policy, which has been approved by the Board of Directors of Telefónica, S.A.	ISO 14001 and ISO 50001	The Company has established the Global Environmental and Energy Policy in accordance with the ISO 14001 and ISO 50001 standards. This requires both identifying the stakeholders, to understand their needs and expectations from an environmental perspective, and committing to collaborate with suppliers, employees, partners and customers, while promoting energy efficiency and reductions in their emissions.	Published on: - The corporate website - The Company's global intranet



Consolidated
management report
**Sustainability
Report**



Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
**Sustainability
notes**

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
MDR-P_01		MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Supply Chain Sustainability Policy	G1_IN01, G1_IN08 S2_IN01 – S2_IN03 S2_IP01, S2_IP02 S2_RI01, S2_RI02 E5_IN01 E5_RI01 – E5_RI04	This policy fosters, establishes and maintains high standards in terms of responsibility vis-à-vis suppliers, promoting (inter alia) compliance not only with product and/or service quality standards but also with standards on the following issues relating to Telefónica's supply chain: zero corruption and conflicts of interest; respect for human rights; no child labour; fair treatment of employees; freedom of association; zero tolerance of forced labour; diversity, gender equality and non-discrimination; zero tolerance of violence and harassment in the workplace; health and safety; minimum environmental impact; waste management; reduction in single-use plastics; management and reduction of hazardous substances; fewer carbon emissions; eco-efficiency; responsible supply of minerals; privacy; information confidentiality; freedom of expression; artificial intelligence; and supply chain management.	It applies to the procurement of products and services within the Procurement Model of all the companies that make up the Telefónica Group. It also refers to Telefónica's entire supply chain, applying both to direct suppliers and to their own supply chains.	The Board of Directors of Telefónica, S.A. The Board's Sustainability and Regulation Committee is responsible for supervising the implementation of the Responsible Business Plan and also, therefore, the policies, actions and targets regarding sustainability in the supply chain.	International standards such as: *The Guiding Principles on Business *The United Nations Universal Declaration of Human Rights *Conventions of the International Labour Organization *The United Nations Convention on the Rights of the Child *Organisation for Economic Co-operation and Development (OECD) guidelines and the International Organization for Standardization (ISO) criteria	During preparation of this policy, account is taken of feedback from the different internal areas specialising in each of the topics, which are in constant dialogue with the various stakeholders considered to be affected parties in the different countries.	Published on: - The corporate website - The Company's global intranet - The procurement system, both during registration and as part of each of the procurement processes, to be accepted by the suppliers
Risk Management Policy	All risks	This policy establishes the principles for identifying, assessing, managing and reporting the risks that may affect the achievement of the Group's main targets and strategy.	All the companies that make up the Telefónica Group.	The Board of Directors of Telefónica, S.A.	The Corporate Risk Management Framework is based on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.	Efficient risk management is a key component of the internal control system and supports the organisation's commitment to its shareholders, customers and society in general.	Published on: - The corporate website - The Company's global intranet



Consolidated
management report
**Sustainability
Report**


Index



1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
	MDR-P_01	MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Global Security Policy	G1_IN01, G1_IN05 – G1_IN07 G1_RI03 G1_IP01	This policy sets out and regulates the general provisions and the guiding principles for all security-related matters at Telefónica.	All the companies that make up the Telefónica Group.	Global Security and Intelligence Directorate	The security requirements in the national and international laws and regulations in force in the countries in which the Telefónica Group operates are respected.	Regulatory requirements and the expectations concerning the privacy and security of Telefónica customers, society and governmental public entities and organisations.	Published on: - The corporate website - The Company's global intranet
Global Occupational Health, Safety and Well-being Regulation	G1_IN01 S1_IP03 S1_RI01 S1_OP01	This regulation ratifies the Company's policy in terms of the health, safety and well-being of its employees, supply chain and partners. It establishes a framework for general and specific commitments that make it possible to prevent, reduce and monitor risks associated with the normal course of business and encourage a culture of safety in which all parties assume their responsibility.	All the companies that make up the Telefónica Group.	Executive Committee of Telefónica S.A.	–	Regulatory requirements and the expectations concerning the privacy and security of Telefónica customers, society and governmental public entities and organisations.	–
Digital Disconnection Agreement	G1_IN01 S1_IP01	This agreement establishes the importance of employees' right to disconnect from digital platforms outside of their working hours and underlines the Company's commitment to promoting healthy digital habits and a good work-life balance.	All the companies that make up the Telefónica Group.	Policy signed by the Chairman, UNI and the major trade unions	–	–	–



Consolidated
management report
Sustainability
Report


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
MDR-P_01		MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Diversity and Inclusion Policy	G1_IN01 S1_IN01 S1_IP01, S1_IP02, S1_IP04, S1_IP06 S1_RI02 S4_IP02	This policy expresses Telefónica's abiding commitment to equal opportunities and to the non-discriminatory treatment of people in all areas of the Company, and positions it as categorically opposed to any prejudice-related conduct or practice associated with nationality, ethnic origin, skin colour, marital status, family responsibility, religion, age, disability, social status, political opinion, HIV or health status, gender, sex, sexual orientation, or gender identity or expression, among other aspects.	All the companies that make up the Telefónica Group.	The Board of Directors of Telefónica, S.A.	-	-	-
Global Equality Policy	G1_IN01 S1_IN01 S1_IP01, S1_IP04 - S1_IP06 S1_RI02	This policy establishes the Company's commitment to the implementation and dissemination of a set of basic measures in the area of gender equality.	All the companies that make up the Telefónica Group.	The Board of Directors of Telefónica, S.A.	-	-	-
Manual on the Protocol for Action in Situations of Sexual and Gender-based Harassment.	G1_IN01 S1_IP05	This manual sets out the procedure for acting in the event of potential sexual and gender-based harassment in the workplace.	All the people working at the companies of the Telefónica Group in Spain.	Signed by the heads of the Human Resources departments of the Group's companies in Spain.	-	-	-
Manual on Protocol for Action in Situations of Workplace or Moral Harassment and on Well-being in the Workplace.	G1_IN01 S1_IP05	This manual sets out the procedure for acting in the event of potential workplace or moral harassment and discrimination in the workplace.	All the people working at the companies of the Telefónica Group in Spain.	Signed by the heads of the Human Resources departments of the Group's companies in Spain.	-	-	-
Regulation covering the Hiring of Former Executives and Former Employees of the Telefónica Group	G1_IN01 S1_IP04 S1_RI02	This regulation establishes the criteria to be followed at the companies in the Telefónica Group when hiring former executives or former employees of any company in the Telefónica Group, and specifies the general conditions to be applied in the event of rehiring.	All the companies that make up the Telefónica Group.	Nominating and Compensation Committee of the Board of Directors of Telefónica, S.A.	-	-	-



Consolidated
management report
Sustainability
Report


Index



1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
	MDR-P_01	MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Instruction on Occupational Risks in the Supply Chain	G1_IN01 S2_IN03 S2_IP02 S2_RI02	This instruction sets out the general criteria for preventing contingencies arising in terms of occupational risk prevention when entering into contracts for third-party services.	All the companies that make up the Telefónica Group.	Global People Office.	-	-	-
Global Privacy Policy	G1_IN01 S1_IN02 S1_RI03 S2_IN04 S4_IN01 S4_RI01, S4_RI02	This policy establishes the mandatory rules of common conduct for all of the Company's entities, laying the foundations for a privacy-focused culture based on the principles of legality, transparency, security, storage limitation and commitment to data subjects' rights.	All the companies that make up the Telefónica Group.	The Board of Directors of Telefónica, S.A.	*General Data Protection Regulation (GDPR) of the European Union *Any other relevant data protection legislation that is applicable due to the geographic location of the different companies in the business group.	-	Published on: - The corporate website - The Company's global intranet
Regulation of the Governance Model on Personal Data Protection	G1_IN01 S1_IN02 S1_RI03 S2_IN04 S4_IN01 S4_RI01, S4_RI02	This regulation establishes the strategic, organisational, operational and management framework applicable to the different actions in the field of data protection. It constitutes the point of reference for any aspects relating to the processing of personal data at Telefónica, representing the foundation underpinning all the different procedures in this respect. Therefore, it serves as the basis for preparing policies and procedures, as well as for developing and updating the entire set of internal data protection regulations. The processes for monitoring the governance model progressively accumulate any necessary adjustments until their magnitude or importance makes it necessary to formally review or adjust the model.	All the companies that make up the Telefónica Group.	Corporate Rule approved by the DPO Office of Telefónica, S.A.	*General Data Protection Regulation (GDPR) of the European Union *Any other relevant data protection legislation that is applicable due to the geographic location of the different companies in the Group.	-	Summary on: - The corporate website - The Global Transparency Centre Published on: - The Company's global intranet



Consolidated
management report
Sustainability
Report



Index



1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
	MDR-P_01	MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Regulation on Requests by Competent Authorities	G1_IN01 S1_IN02 S1_RI03 S2_IN04 S4_IN01 S4_RI01, S4_RI02	This regulation sets out the principles and minimum guidelines that must be referred to in the internal procedures to fulfil their duty to comply and cooperate with the competent authorities in relation to: (1) lawful interception of communications, (2) the supply of metadata associated with communications, (3) the blocking of websites and/or restrictions on certain content, and (4) the suspension of networks or services.	All the companies that make up the Telefónica Group.	Approved by the Global Sustainability (ESG) Office of Telefónica S.A., with the backing and collaboration of the Global Compliance Department, the General Secretariat, the Litigation and Intellectual Property Department and the Global Security Directorate.	Telefónica is subject to different laws and regulations in each of the jurisdictions in which it operates. With regard to this regulation, Telefónica has the legal obligation of responding to the requests made by the competent authorities in the legitimate exercise of their powers to fulfil a particular purpose.	-	Summary on: - The corporate website Published on: - The Company's global intranet
Telefónica Artificial Intelligence Principles: AI Code of Conduct	G1_IN01 S4_IN02, S4_IN03	These principles place people at the centre and ensure respect for human rights in any context and process in which artificial intelligence is used. They highlight equality, transparency, clarity, privacy and security in all the markets in which the Company operates.	All the companies that make up the Telefónica Group, extending to its entire value chain through partners and suppliers.	Same party responsible as for the Responsible Business Principles.	*EU AI Act *Recommendations from renowned international bodies such as the OECD and UNESCO.	-	Published on: - The corporate website
Regulation of the Governance Model on Artificial Intelligence	G1_IN01 S4_IN02	This regulation develops the strategy or rules that govern the decision-making process relating to artificial intelligence at the Telefónica Group, including the necessary organisational structure, relations between the components of the structure and the operationalisation of the processes.	All the companies that make up the Telefónica Group.	Chief Compliance Officer.	*EU AI Act	-	Published on: - The Company's global intranet



Consolidated
management report
Sustainability
Report


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
	MDR-P_01	MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Regulation on the Disclosure of Information to the Markets and Other Stakeholders	G1_IN01	This regulation regulates the basic principles of the operation of the processes and control systems for communicating economic and financial, sustainability and any other information that the Company deems necessary to publish with the aim of ensuring that the Company's relevant and inside information is known by the markets, investors and other stakeholders, maximising the dissemination and quality of the information, while also establishing the necessary mechanisms to perform regular assessments of the operation of these processes and systems.	All the companies that make up the Telefónica Group.	Depending on the information in question: i) the Audit and Control Committee will be cognisant of the prospectuses and information regularly reported by the Company prior to their publication; ii) the Board of Directors prepares the financial and sustainability information.	This regulation meets a number of legal obligations regarding transparency of the information that is published.	It responds to different interests: i) the obligation to submit information to the CNMV and other foreign authorities and supervisory bodies; ii) the obligation to publish information on the Company's website as an official communication channel for all information of interest to investors, shareholders and other stakeholders; iii) communication from the Investor Relations area and the Shareholders' Office with shareholders, investors and analysts through various means (email, newsletters, and roadshows, among others.); and iv) presence on social media to disseminate corporate, business or event-related information.	Published on: - The corporate website - The Company's global intranet



Consolidated
management report
Sustainability
Report


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
	MDR-P_01	MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Policy on Information, Communication and Contacts with Shareholders, Institutional Investors and Proxy Advisors	G1_IN01	This policy regulates the general principles of communicating economic and financial, non-financial and corporate information with the aim of ensuring that the Company's relevant and inside information is known by the markets, investors and other stakeholders, while maximising the dissemination and quality of the information.	All the companies of the Telefónica Group.	Application of this policy is supervised by the Nominating, Compensation and Corporate Governance Committee and the Audit and Control Committee, within the scope of their respective powers, with both Committees able to propose updates to the policy to the Board of Directors, when necessary.	The policy meets a number of legal obligations regarding the transparency of published information that are set out in the Good Governance Code of Listed Companies and the Regulation of the Board of Directors of Telefónica, S.A.	It satisfies the obligations established for the Company in relation to: i) the CNMV, as well as other foreign supervisory authorities and bodies; ii) information of interest to all investors and other stakeholders, including shareholders.	Published on: - The corporate website - The Company's global intranet
Clawback Policy	G1_IN01	This policy allows those employees (executive officers) whose roles are covered by the Securities and Exchange Commission (SEC) rule to recover excess compensation accrued in the event of the restatement or adjustment of the Company's financial statements.	This rule is mandatory for issuers of foreign securities in the United States (SEC), and applies if the restatement or adjustment is performed : i) to correct a material error, regardless of whether it is attributable to the executive; ii) said error impacts the result of the financial metrics for the Annual Bonus and/or the Long-term Incentive; iii) a greater amount has accrued than would have accrued in the three financial years prior to the requirement for adjustment or restatement – the Recovery Period.	The Board of Directors of Telefónica, S.A.	Compulsory US regulation for issuers of securities in the United States.	Compliance with the applicable regulations due to being issuers of securities in the United States.	The policy was approved by the Board of Directors of Telefónica and communicated to the affected parties. It is reported in the information that the Company publishes on an annual basis and in the Annual Report on Remuneration.



Consolidated
management report
Sustainability
Report


Index



1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
MDR-P_01	MDR-P_01		MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Anti-Corruption Policy	G1_IN03, G1_IN04 G1_RI01, G1_RI02	This policy deals mainly with the necessary compliance with legal anti-corruption requirements and the development, among other aspects, of the general principle of integrity enshrined in the Group's Responsible Business Principles.	It must be observed by all the Directors, executives and employees of the Company, in all of the countries in which it is present, as well as by the third parties who intermediate, collaborate or participate in business on behalf of the Company.	The Board of Directors of Telefónica, S.A.	The United Nations Convention against Corruption of 2004. Compliance with legal requirements in anti-corruption matters—such as the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act (UKBA), legislative reforms in criminal law in Spain and other countries—is assured, in line with key international frameworks on corporate responsibility and anti-corruption.	–	Published on: - The corporate website - The Company's global intranet
Compliance Function Policy	G1_IN03, G1_IN04 G1_RI01, G1_RI02	This policy improves and strengthens the standards of adherence to mandatory rules and best ethical and business practices. It establishes the Compliance Function Charter.	All the companies that make up the Telefónica Group. For this purpose, the Telefónica Group is understood to be: Telefónica S.A., and the companies in whose share capital Telefónica S.A. directly or indirectly holds the majority of the shares, equity stakes or voting rights, or in whose governing or administrative body it has designated or is empowered to designate the majority of the members of that body, in such a way that it effectively controls the company.	The Board of Directors of Telefónica, S.A.	–	–	Published on: - The Company's global intranet



Consolidated
management report
Sustainability
Report


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
MDR-P_01		MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Crime Prevention Policy in Spain	G1_IN03, G1_IN04 G1_RI01, G1_RI02	This policy seeks to ensure that the risks of crimes being committed that affect the Group's companies in Spain are properly identified, documented, assessed, controlled and mitigated, in a context of constant review and updating and of continuous improvement. It is made up of regulations, procedures and other specific controls. It provides a detailed description of the main components of the Crime Prevention Program for the Telefónica Group's companies in Spain.	All the companies of the Telefónica Group in Spain, in which it directly or indirectly holds the majority of the share capital and in all those other companies in which it holds a smaller stake but has effective control of the management thereof.	The Board of Directors of Telefónica, S.A.	Following the entry into force of the reform of the Criminal Code (CC) introduced by Organic Law 5/2010 of 22 June, the Telefónica Group undertook a process, focusing primarily on Spain, of reviewing and updating its control systems to ensure their compliance with the new legal requirements, particularly in view of the provisions of Article 31 bis of the CC, intensifying its preventive measures to inhibit the commission of potentially criminal acts. Subsequently, successive reforms of the CC have given rise to a process of continuous review of the control environment. Specifically, following the approval of Organic Law 1/2015 of 30 March and in particular of the new Articles 31 ter and 31 quáter, the control environment was revised and subsequently both the Spanish Public Prosecutor's Office and case law have elaborated on certain issues relating to this matter. Similarly, the control environment was also reviewed in the wake of the amendments made to the CC through the approval of Organic Law 1/2019 of 21 February.	-	Published in/on: - The corporate website - The Company's global intranet - The procurement system, in each of the procurement processes, to be accepted by the suppliers (mandatory for Spanish entities)
Regulation on Relations with Public Bodies	G1_IN03, G1_IN04 G1_RI01, G1_RI02	This regulation strengthens and broadens the Anti-Corruption Policy, given the significant role the Telefónica Group plays in the market and in view of its constant interaction with public administrations, in general, and with civil servants and public officials.	All the directors, executives and employees of the Telefónica Group, in all of the countries in which it is present, as well as the business partners who intermediate, collaborate or participate in business on behalf of any of its companies.	The Board of Directors of Telefónica, S.A.	It complies with the anti-corruption-related legal requirements—the US Foreign Corrupt Practices Act ("FCPA"), the UK Bribery Act ("UKBA"), the legislative reforms in criminal matters in Spain and other countries—in line with the leading international corporate liability and anti-corruption benchmarks.	-	Mentioned on: - The corporate website Published on: - The Company's global intranet



Consolidated
management report
Sustainability
Report


Index



1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
	MDR-P_01	MDR-P_01	MDR-P_02	MDR-P_03	MDR-P_04	MDR-P_05	MDR-P_06
Internal Information System Management Policy and Procedure	G1_IN03, G1_IN04 G1_RI01, G1_RI02 S1_IN02 S1_RI03 S2_IN04 S4_IN01 S4_RI01, S4_RI02	This policy and procedure sets out the characteristics and regulation of the Internal Information System in order to ensure the appropriate mechanisms are in place to guarantee the confidentiality of communications and complaints that are sent through it, as well as due protection for whistleblowers, reported parties and all other persons involved in the reporting of any conduct that may fall within its scope of application.	All the companies that make up the Telefónica Group. For the purposes of this rule, the Telefónica Group is understood to be: Telefónica S.A. and the companies in whose share capital the Company directly or indirectly holds the majority of the shares, equity stakes or voting rights, or in whose governing or administrative body it has designated or is empowered to designate the majority of the members of that body, in such a way that it effectively controls the company.	The Board of Directors of Telefónica, S.A.	It complies with the US Sarbanes-Oxley Act, as well as Law 2/2023 of 20 February, which regulates the protection of persons who report regulatory infringements and the fight against corruption, transposing Directive (EU) 2019/1937 of the European Parliament and of the Council of 23 October 2019 on the protection of persons who report breaches of Union law.	-	Published on: - The corporate website - The Company's global intranet
Corporate Policy on the Comprehensive Discipline Program	G1_IN03, G1_IN04 G1_RI01, G1_RI02	This policy defines the basic principles of the Group's disciplinary system, providing for uniform, objective, proportional and non-arbitrary treatment of all employees, without prejudice to and with absolute respect for the legislation and regulations applicable in each case to the companies of the Group in the different countries in which they operate.	All the employees of the Telefónica Group, without exception. It sets out the minimum requirements and it is without prejudice to, where appropriate, the legal and regulatory provisions, collective bargaining agreements, collective covenants or similar agreements in force in any of the countries, as well as in the labour and criminal legislation that may be applicable.	The Board of Directors of Telefónica, S.A.	-	-	Mentioned on: - The corporate website Published on: - The Company's global intranet



Consolidated
management report
Sustainability
Report


Index



1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Name of the policy	Associated IROs	Key contents of the policy	Scope of the policy and its exclusions	Most senior level at the Company that is accountable for the implementation of the policy	Third-party initiatives that are respected through the implementation of the policy	Consideration given to the interests of stakeholders in setting the policy	Availability of the policy
MDR-P_01		MDR-P_01	MDR-P_02	MDR-P_03		MDR-P_04	MDR-P_05	MDR-P_06
Conflict of Interest Regulation	G1_IN03, G1_IN04 G1_RI01, G1_RI02	This regulation prevents and/or, where appropriate, mitigates situations of conflicts of interest to which affected subjects may be exposed in the exercise of their duties, based, for this purpose, on the principles that must inspire professional performance, defining the conflict of interest (real, potential or apparent), establishing guidelines and procedures to be observed, and, finally, making available to employees practical examples that can serve as a guide to prevent and/or identify potential conflicts of interest that may arise in their day-to-day activities.	All the companies that make up the Telefónica Group.	The Board of Directors of Telefónica, S.A.	_	_	Mentioned on: - The corporate website Published on: - The Company's global intranet
Regulation on Sanctions	G1_IN03, G1_IN04 G1_RI01, G1_RI02	This regulation defines the main elements of control included in the compliance program in terms of international sanctions.	All the companies that make up the Telefónica Group.	The Board of Directors of Telefónica, S.A.	_	_	Published on: - The Company's global intranet

Consolidated
management report
**Sustainability
Report**

⌂
Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

2.16. Information required on non-material topics

E2. ESRS 2 - IRO 1, E3. ESRS 2 - IRO 1, E4. ESRS 2 - IRO 1

2.16.1. ESRS E2 Pollution, ESRS E3 Water and marine resources, ESRS E4 Biodiversity and ecosystems

The relationship between climate and biodiversity is key for maintaining climate stability and for protecting soil, air and water. In addition to the Telefónica Group's global target of net zero emissions, the Company must also focus on the health of ecosystems.

The double materiality methodology outlined in chapter 2.3. Materiality was followed to determine the materiality of Telefónica's impacts, risks and opportunities. The topics, subtopics and sub-subtopics (sustainability issues) proposed by ESRS 1 were analysed, including those related to pollution, water and marine resources, biodiversity and ecosystems.

E2.IRO-1_02, E3.IRO-1_02, E4.IRO-1_05, E4.IRO-1_06, E4.IRO-1_07, E4.IRO-1_08
The same chapter gathers and reports the information required about the consultations conducted with the different stakeholders, including affected communities. Similarly, the Stakeholder management and relations section of the Strategy and business model chapter includes information about the existing relationship with all the Company's stakeholders.

🔗 2.2.4. Stakeholder management and relations

E2.IRO-1_03
The results of the corporate-level assessment of nature-related impacts, dependencies, risks and opportunities, described in detail throughout this chapter, serve as a starting point for the double materiality analysis. After identifying, evaluating and applying the materiality threshold, environmental pollution (air, water and soil), water and marine resources (consumption and discharges), and biodiversity and ecosystems, were deemed non-material topics for the Group. For further information on the outcome of the double materiality assessment, see:

🔗 2.3. Materiality

Nature-related impacts and dependencies

E2.IRO-1_01, E3.IRO-1_01, E4.IRO-1_01
To identify and assess the impacts, dependencies, risks and opportunities relating to pollution, water and biodiversity, Telefónica's relationship with nature had to be thoroughly analysed. That is why Telefónica is working to align with the Taskforce on Nature-related Financial Disclosures (TNFD), a global initiative that provides a framework for factoring nature into business decisions.

The scope of the assessment includes the Telefónica Group's direct operations and those of the value chain, both upstream and downstream. This provides insight into the Group's impacts and dependencies on the various ecosystems, species and ecosystem services.

Regarding the impacts, the Science-Based Targets for Nature (SBTN) Sectoral Materiality Tool was used to analyse the extent to which the Company's various economic activities contribute to the main drivers of global biodiversity loss (climate change, ecosystem use changes, pollution, invasive species and the exploitation of resources such as water), as defined by the Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services (IPBES).

According to the results, the overall impact is greater across the value chain than for Telefónica's direct operations.

In terms of Telefónica's main direct operations (wired telecommunication, wireless telecommunication and other telecommunications economic activities), the pressures of climate change and land use change are the most significant. This is due to the use of energy to operate telecommunications networks and the need to occupy spaces for network deployment (construction of base stations and cable laying).



Consolidated
management report
Sustainability
Report

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

High contributions to the drivers of biodiversity loss by Telefónica's direct operations[1]

Drivers of biodiversity loss	Pressures	Wired telecommunication activities	Wireless telecommunication activities	Other telecommunication activities	Television programming and radio broadcasting activities	IT consultancy and facilities management activities
Ecosystem use change	Terrestrial ecosystem use	●	●	●		
	Freshwater ecosystem use					
	Marine ecosystem use	●				
Resource exploitation	Water use					
	Other resource use					
Climate change	GHG emissions	●	●	●		
Pollution	Non-GHG air pollutants					
	Water pollutants					
	Soil pollutants					
	Waste generation					
Invasive species and others	Disturbances	●				
	Biological alterations/interferences	●	●	●		

E4.IRO-1_02

Likewise, the dependencies of the Telefónica Group's economic activities on the ecosystem services provided by nature were analysed, both for direct operations and for those in the value chain.

This analysis, carried out using the ENCORE tool from the World Conservation Monitoring Centre of the United Nations Environment Programme (UNEP-WCMC), concluded that economic activities related to wired, wireless and other telecommunication activities are the most nature-dependent.

In these cases, the Group depends primarily on regulating ecosystem services, or in other words, those that offer protection from disruption to the production process, such as flood and storm protection, erosion control and climate regulation.

The table below shows how Telefónica's direct operations depend on ecosystem services. Only major dependencies (classified in ENCORE as medium, high or very high) are listed for the Company's main economic activities.

---

[1] The table shows the high contributions of Telefónica's main economic activities to the various impact drivers. These economic activities account for 93% of the Company's turnover.



Consolidated
management report
**Sustainability
Report**



Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

Main dependencies on ecosystem services by Telefónica's direct operations[2]

Ecosystem service type	Ecosystem services (included in ENCORE)	Wired telecommunication activities	Wireless telecommunication activities	Other telecommunication activities	Television programming and radio broadcasting activities	IT consultancy and facilities management activities
Production process enablers	Water quality					
	Soil quality	•	•			
	Maintenance of nursery habitats					
	Ventilation					
	Water flow maintenance					
	Pollination					
Mitigation of direct impacts associated with a production process	Bio-remediation					
	Dilution by atmosphere and ecosystems					
	Filtration					
	Mediation of sensory impacts					
Input into a production process	Fibres and other materials					
	Animal-based energy					
	Genetic materials					
	Ground water					
	Surface water					
	Disease control					
Protection from disruption to the production process	Buffering and attenuation of mass flows	•	•			
	Climate regulation	•	•	•		
	Flood and storm protection	•	•	•		
	Mass stabilisation and erosion control	•	•			
	Pest control					

Nature-related risks and opportunities

E2.IRO-1_01, E3.IRO-1_01, E4.IRO-1_03, E4.IRO-1_04

Based on the impacts and dependencies assessment, Telefónica has developed a heat map that highlights the importance of each economic activity for the Company, taking into account its proportion of total turnover. In 2024, with the support of the WWF Biodiversity Risk Filter and WWF Water Risk Filter tools, an initial assessment of nature-related risks and opportunities was conducted for the Telefónica Group's most significant economic activities.

Some results were refined based on a specific assessment conducted in 2019, which provided an insight into the impact of the Group's facilities on the quality of habitats and ecosystem services.

The exercise of identifying potential threats to Telefónica from its nature-related dependencies and impacts took into consideration the physical risks, transition risks and systemic risks.

---

[2] The table shows the medium, high or very high dependencies on ecosystem services by the Telefónica Group's main economic activities, which account for 93% of the Company's turnover.



Consolidated
management report
**Sustainability
Report**


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

Similarly, the exercise of identifying nature-related opportunities took into consideration those connected with business performance and sustainability performance.

One example of the risks identified and used in the double materiality process is the regulatory transition risk of sanctions for non-compliance with environmental legislation, especially if the facility is located in a protected area.

As regards nature-related physical risks, these include the disruption of facility operations due to damage caused by extreme events that are not properly mitigated by ecosystem services, the costs of repairing damaged assets and the interruption of services and increased costs due to a reduced availability of water resources, especially in areas with high water stress.

Locating the Group's interface with nature

E4.IRO-1_14

To conduct direct operations and deliver connectivity to its customers, Telefónica needs fixed and mobile telecommunications networks, composed of tangible assets, including over 130,000 non-linear facilities, such as fixed and mobile switch sites, data centres, offices, base stations, radio links, landing stations, points of presence (POPs), television studios and shops, among facilities, in 12 countries.

The Company has analysed the direct impacts of this infrastructure in the countries in which it operates, with results obtained at both the facility level and within its area of influence. To this end, a Geographic Information System (GIS) was used to overlay the infrastructure-occupied area with various layers of information on protected areas and species, providing insights into the impacts on habitat quality and ecosystem services. The main conclusion of the study was that 98% of Telefónica Group's facilities are located in habitats of low or very low biodiversity value, such as urban areas. Telefónica does not have facilities located in habitats of very high value. This suggests that the Company's direct impact on biodiversity is not very significant.

To define the environmental value of habitats, a methodology consistent with the approach proposed by the Biological Diversity Protocol of the Natural Capital Coalition and by DEFRA's Biodiversity Metric was used. This methodology considered the protection of natural areas, but also other criteria such as land use, vegetation cover and the presence of threatened species.

Some of the Group's facilities are inevitably located in or near protected areas or biodiversity-sensitive areas.

E4.IRO-1_15

Although direct operations do not contribute significantly to the drivers of biodiversity loss, they can have an impact on it. As stated previously, the main pressures are climate change and land-use change.

In relation to land-use change, most of Telefónica's facilities that were analysed are located in urban and industrial areas where there is no habitat loss or fragmentation. The majority of the surface area affected by these facilities is located in habitats with low or very low biodiversity value. Regarding the facilities located in biodiversity-sensitive areas, the effect of habitat fragmentation (reduction in habitat quality due to obstacles for animal species) is very limited. This is due to the non-linear nature of the sites and their relatively small size compared to the entirety of the habitat, which makes the edge effects negligible and reduces the spread of disturbances into the surrounding habitat.

There may be other low-severity impacts on wildlife arising from disturbances caused by the noise of telecommunications equipment, air conditioning or maintenance vehicle traffic. Furthermore, the construction of access roads necessary for network deployment may increase the habitat's exposure to invasive species. Nevertheless, the severity of the impact is very low due to the perimeter/surface ratio of the Group's facilities.

Mitigation hierarchy

E4.IRO-1_16

To manage impacts on biodiversity, the mitigation hierarchy is followed throughout the network's life cycle, which makes it possible to identify expected impacts, act to prevent them, minimise them and implement restoration measures to offset residual impacts or losses.

As a prior step to the deployment of certain facilities, Telefónica identifies the potential environmental impacts of the deployment, operation and dismantling of its telecommunications networks through mandatory environmental impact assessment processes. Mitigation measures are also defined in this same process.

The model chosen to control the impact of Telefónica's activities on the environment is the implementation of an Environmental Management System (EMS) in accordance with the ISO 14001 standard. All Group operators have an externally certified EMS. Operating under a certified EMS aims to help improve the environmental performance and operational control of the Company's activities, as well as ensure compliance with applicable environmental legislation in the different countries. This is how, the environmental aspects associated with Telefónica's activity, such as biodiversity, water, energy and waste, are managed.

The majority of the Telefónica Group sites located in areas with high biodiversity value are small in size. However, in line with its EMS, preventive actions are implemented at all of them to avoid impacts. Some examples include locating facilities in spaces shared with other operators in order to minimise land use, avoid the need for vegetation removal and reduce visual impact.



Consolidated
management report
**Sustainability
Report**



Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

In this regard, Telefónica Brazil prioritises locations outside protected natural areas for its base station installation projects. It also has working instructions that set out guidelines for optimal environmental monitoring, aiming to mitigate the impact of construction activities in the initial stage.

To minimise unavoidable impacts on ecosystems, the Company implements best practices such as soundproofing measures, when necessary. Spill containment measures are also implemented to mitigate soil and water pollution in the event of potential accidents, as well as to mitigate possible effects on the surrounding vegetation and wildlife.

Telefónica pays special attention to areas with high biodiversity value. It also works to implement eco-efficiency measures, carry out preventive maintenance of infrastructure, promote renewable energy use, adopt water-saving measures (particularly in areas of high water stress), replace equipment with low-consumption alternatives and encourage internal reuse. All of this enables the Group to optimise the consumption of water, materials and energy.

Whenever necessary, corrective measures are implemented to restore areas damaged by exposure to impacts that could not be fully avoided or reduced.

In Colombia, ecological and geomorphological restoration plans were carried out in several areas in 2024 as a consequence of the dismantling of telecommunications stations located in protected areas, such as the Galeras Flora Sanctuary and Sumapaz. These activities, which followed the guidelines established by the state agency *Parques Nacionales Naturales de Colombia*, included recovering the geomorphology and vegetation cover after the telecommunications structure was dismantled. In addition, species native to the *Superparamo* ecosystem were used to revegetate the areas. All restoration projects are followed up and monitored in order to reinforce permanence over time.

Furthermore, under Telefónica's offsetting strategy, residual carbon emissions will be absorbed from the atmosphere preferably through nature-based solutions, such as afforestation, reforestation and sustainable forest management.

These regenerative actions seek to generate a double benefit for the ecosystems. The aim is to go beyond carbon to enhance biodiversity and water quality and reduce deforestation and the risk of natural disasters.



Consolidated
management report
**Sustainability
Report**

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

BP-2_17

2.17. Information required by Spanish Law 11/2018

2.17.1. Compliance table of Spanish Law 11/2018

As explained in chapter 2.1. Basis for preparation, the Company has prepared this Sustainability Report for the year 2024 to comply with the provisions of the CSRD and the ESRS, as well as with Spanish Law 11/2018 of 28 December.

The sections of this Report that respond to the contents of Law 11/2018 are detailed below.

Section 2.17.2 breaks down the quantitative requirements of Law 11/2018 for the year 2024 and presents them comparatively with the year 2023.

Based on the materiality analysis carried out in accordance with the methodology established by the ESRS, certain requirements of Law 11/2018 were considered non-material by the Company for the current year.

Areas	Contents	Reporting criteria	Location in the Sustainability Report
Business model	Description of the business model, environment, organisation and structure.	ESRS 2 - SBM 1 ESRS 2 - SBM 2 ESRS 2 - MDR-T E1-1 E1-4 E5-3 S1-5 S2-5 S4-5	2.2. Strategy and business model 2.9.2. Strategy 2.9.4.1. Targets related to the management of material IROs 2.10.2.1. Targets related to the management of material IROs 2.11.1. Strategy 2.11.3.1. Targets related to the management of material IROs 2.12.1. Strategy 2.12.3.1. Targets related to the management of material IROs 2.13.1. Strategy 2.13.3. Action plans, metrics and targets 2.14.6.5. Metrics and targets
	Markets in which it operates.		
	Targets and strategies.		
	Main factors and trends that could affect its future evolution.		
Policies and their results	A description of the policies that the Group applies with regard to those issues, which include: 1.) The due diligence procedures applied for the identification, evaluation, prevention and mitigation of risks and significant impacts. 2.) The verification and control procedures, including which measures have been adopted.	ESRS 2 - GOV 4 ESRS 2 - MDR-P	2.5. Due diligence 2.15. Policies
Main non-financial risks	The main risks related to these issues regarding the Group's activities, including, where relevant and proportionate, its commercial relations, products or services that could have negative effects in those areas, and * how the Group manages those risks, * an explanation of the procedures used to detect them and evaluate them in accordance with the national, European and international reference frameworks for each issue, and * information about the impacts identified must be included and a breakdown of them given, in particular the main risks in the short, medium and long term.	ESRS 2 - IRO 1 ESRS 2 - SBM 3	2.3.1.2. Identification and assessment of IROs 2.9.3. Impacts, risks and opportunities 2.10.1. Impacts, risks and opportunities 2.11.2. Impacts, risks and opportunities 2.12.2. Impacts, risks and opportunities 2.13.2. Impacts, risks and opportunities 2.14.2. Impacts, risks and opportunities



Consolidated
management report
**Sustainability
Report**



Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

Areas	Contents	Reporting criteria	Location in the Sustainability Report
Environmental issues	**Global environment**		
	1.) Detailed information about the current and foreseeable effects of the Company's activities on the environment and, where applicable, health and safety, and the environmental assessment or certification procedures; 2.) The resources dedicated to the prevention of environmental risks; 3.) The application of the precautionary principle, the quantity of provisions and guarantees for environmental risks (e.g. arising from environmental liability legislation)	ESRS 2 - IRO 1 ESRS 2 - SBM 3 ESRS 2 - MDR-A E1-3 E1-4 E5-2	2.9.3. Impacts, risks and opportunities 2.9.3.2. Action plans 2.10.1.2. Action plans
	Pollution		
	1.) Measures to prevent, reduce or repair carbon emissions that seriously affect the environment. 2.) Taking into account any form of specific atmospheric pollution of an activity, including noise and light pollution.	ESRS 2 - MDR-A E1-3 E1-4	2.9.3.2. Action plans
	Circular economy		
	Waste: prevention measures, recycling, re-use, other forms of recovery and disposal of waste.	E5-2	2.17.2. Indicator tables Law 11/2018
	Actions to combat food waste.	Non-material	N/A
	Sustainable use of resources		
	The consumption of water and the supply of water in accordance with local limitations.	Non-material	N/A
	Consumption of raw materials and the measures adopted to improve efficiency in their use.	ESRS 2 - MDR-A E5-2	2.10.1.2. Action plans
	Direct and indirect energy consumption, measures taken to improve energy efficiency and the use of renewable energies.	E1-3	2.17.2. Indicator tables Law 11/2018
	Climate Change		
	The important elements of the greenhouse gas (GHG) emissions generated as a result of the Company's activities, including the use of the goods and services it produces.	E1-6	2.17.2. Indicator tables Law 11/2018
	The measures adopted in order to adapt to the consequences of climate change.	ESRS 2 - MDR-A E1-3 E1-4 E5-2	2.9.3.2. Action plans 2.10.1.2. Action plans
	The reduction targets voluntarily established in the medium and long term to reduce GHG emissions and the measures implemented to that end.	ESRS 2 - MDR-T E1-4	2.9.4.1. Targets related to the management of material IROs
	Protection of biodiversity		
	Measures taken to preserve or restore biodiversity.	Non-material	N/A
	Impacts caused by activities or operations in protected areas.	Non-material	N/A



Consolidated
management report
**Sustainability
Report**



Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

Areas	Contents	Reporting criteria	Location in the Sustainability Report
Social and personnel-related issues	**Employment**		
	Total number and distribution of employees by gender, age, country and professional classification.	S1-6 GRI 2-7, 405-1 b.i, ii	2.17.2. Indicator tables Law 11/2018
	Total number and distribution of types of employment contract.	S1-6	2.17.2. Indicator tables Law 11/2018
	Annual average number of permanent contracts, temporary contracts and part-time contracts by gender, age and professional classification.	S1-6	2.17.2. Indicator tables Law 11/2018
	Number of dismissals by gender, age, country and professional classification.	S1-6	2.17.2. Indicator tables Law 11/2018
	Average remuneration and its evolution, broken down by gender, age and professional classification or equal value.	S1-16	2.17.2. Indicator tables Law 11/2018
	The wage gap, the remuneration of jobs of equal value or the Company average.	S1-16	2.17.2. Indicator tables Law 11/2018
	The average remuneration of the Board Members and executives, including variable remuneration, allowances, compensation, payments into long-term savings plans and any other payment, broken down by gender.	S1-16	2.17.2. Indicator tables Law 11/2018
	Implementation of end of employment policies.	ESRS 2 - MDR-P S1-1	2.12.2.1. Policies 2.15. Policies
	Employees with disabilities.	Non-material	N/A
	Organisation of work		
	Organisation of working time.	S1-4	2.11.2.4. Action plans
	Number of hours of absenteeism.	S1-14	2.17.2. Indicator tables Law 11/2018
	Measures aimed at facilitating the life-work balance and promoting the co-responsibility of both parents.	S1-4	2.11.2.4. Action plans
	Health and safety		
	Health and safety conditions at work.	S1-4	2.11.2.4. Action plans
	Occupational accidents, in particular their frequency and severity. Occupational diseases, broken down by gender.	S1-14	2.17.2. Indicator tables Law 11/2018
	Labour relations		
	Organisation of dialogue in labour matters, including procedures to inform and consult employees and negotiate with them.	S1-2	2.11.2.2. Engagement with employees and their representatives
	Percentage of employees covered by collective agreements, by country.	S1-8	2.17.2. Indicator tables Law 11/2018
	The outcome of collective agreements, particularly in the sphere of occupational health and safety.	S1-2	2.11.2.2. Engagement with employees and their representatives
	Mechanisms and procedures that the Company has in place to promote the involvement of workers in the management of the Company, in terms of information, consultation and participation.	S1-2	2.11.2.2. Engagement with employees and their representatives
	Training		
	The policies implemented in the field of training.	ESRS 2 - MDR-P S1-1	2.12.2.1. Policies 2.15. Policies
	Total number of hours of training by professional category.	S1-13 GRI 404-1 a. ii	2.17.2. Indicator tables Law 11/2018



Consolidated
management report
Sustainability
Report


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Areas	Contents	Reporting criteria	Location in the Sustainability Report
	Equality		
	Measures adopted to promote equal treatment of and opportunities for men and women.	S1-4	2.11.2.4. Action plans
	Equality plans (Chapter III of Organic Law 3/2007 of 22 March, for the effective equality of women and men), measures adopted to promote employment, protocols against sexual harassment and gender-related harassment, the integration of and universal accessibility for people with disabilities.	S1-4	2.11.2.4. Action plans
	Policy against all types of discrimination and, where appropriate, for the management of diversity.	ESRS 2 - MDR-P S1-1	2.12.2.1. Policies 2.15. Policies
	Universal accessibility for people with disabilities.	Non-material	N/A
Human rights	Application of due diligence measures with regard to human rights. Prevention of the risks of human rights violations and, where applicable, measures to mitigate, manage and repair possible abuses committed.	ESRS 2 - GOV 4	2.5. Due diligence
	Reports of cases of human rights violations.	S1-17	2.11.3.8. Incidents, complaints and severe human rights impacts
	Promotion and fulfilment of the provisions of the core conventions of the International Labour Organization related to respect for freedom of association and the right to collective bargaining.	S1-2	2.11.2.2. Engagement with employees and their representatives
	The elimination of discrimination in employment and occupation.	ESRS 2 - GOV 4 ESRS 2 - MDR-P S1-4 S2-1	2.5. Due diligence 2.11.2.4. Action plans 2.12.2.1. Policies 2.15. Policies
	The elimination of forced or compulsory labour.	Non-material	N/A
	The effective abolition of child labour.		
Corruption and bribery	Measures adopted to prevent corruption and bribery.	G1-3	2.14.4.1. Prevention and detection of corruption or bribery
	Measures to combat money laundering.	G1-3	Direct answer: Regarding money laundering, the Company has controls in place regarding payments, such as due diligence procedures on suppliers and business partners defined from a compliance standpoint, or controls on payments to certain countries classified as high risk. This in turn is complemented by activities specifically aimed at compliance with the requirements established in the legislation of each country, and/or certain regulations on this matter applicable by the type of company or entity in question (when it is considered, by local legislation, an obligated subject in this matter) and/or by type of activity. In this regard, in accordance with the internal regulation on payment control of the Telefónica Group, the Company monitors the definition of minimum controls on payments to prevent the risk of money laundering and terrorist financing, both at Group level and by jurisdiction and/or type of entity or activity.

Consolidated
management report
**Sustainability
Report**


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

Areas	Contents	Reporting criteria	Location in the Sustainability Report
	Contributions to non-profit foundations and entities.	G1-3	Direct answer: Telefónica's contribution to Fundación Telefónica during the 2024 financial year was 40 million euros in total. Of this, 39 million was in cash. The contributions in kind include the transfer of the right of temporary and free usufruct in favour of Fundación Telefónica over Espacio Escuela 42 and the donation in kind of various assets and rights worth 1 million euros. During the 2023 financial year, cash payments were made for an amount of 45.8 million euros and contributions in kind for a value of 1 million euros. Atam is the Telefónica association that has the objective of supporting people with disabilities. It is a mutual support and collaborative organisation. It is a non-profit entity established more than 40 years ago and declared of Public Utility. It is configured as a Social Protection System for situations of disability and/or dependency. Telefónica's contribution in 2024 was 7.2 million euros. In 2023, it was 7.2 million euros.
Society	**Company commitments to sustainable development**		
	The impact of the Company's activity on local employment and development.	ESRS 2 – SBM 1 ESRS 2 – IRO 1	2.2.3. How Telefónica creates value 2.3.1.2. Identification and assessment of IROs
	The impact of the Company's activity on local populations and the territory.		
	The relations maintained with local community players and the forms of dialogue with them.	ESRS 2 – SBM 2	2.2.4. Stakeholder management and relations
	Association or sponsorship actions.	GRI 2-28	Direct response: Telefónica collaborates with associations and other organisations that have a direct impact on its sector and interest groups. Particularly noteworthy are sector entities such as GSMA, SindiTelebrasil, ETNO and Bitkom, among other entities.
	Subcontracting and suppliers		
	*The inclusion in the procurement policy of social, gender equality and environmental issues. *Consideration in relationships with suppliers and subcontractors of their social and environmental responsibility.	G1-2	2.14.5. Suppliers
	Supervision and audit systems and their results.	G1-2	2.14.5.1. Responsible management 2.17.2. Indicator tables Law 11/2018
	Customers		
	Measures to ensure the health and safety of consumers.	Non-material	N/A
	Complaint systems, complaints received and their resolution.	S4-3	2.13.2.3. Remediation processes and engagement channels with consumers and end-users
	Tax information		
	Profit obtained country by country. Taxes on profits paid.	GRI 207-4 b. vi, viii	2.17.2. Indicator tables Law 11/2018

Consolidated
management report
Sustainability
Report


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Areas	Contents	Reporting criteria	Location in the Sustainability Report
	Public subsidies received.	GRI 201-4 a. iii	Direct answer: The total subsidies received by Telefónica in 2024 amounted to 238 million euros (87 million euros in 2023).[1]
European Taxonomy for sustainable activities.		Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 and related Delegated Regulations	2.8. European Taxonomy for sustainable activities

2.17.2. Indicator tables Law 11/2018

Environmental issues

Circular economy

Table 1. Waste typology and management

Waste indicators	Non-Hazardous Waste		Hazardous Waste		Total	
	2023	**2024**[2]	**2023**	**2024**	**2023**	**2024**[3]
Total waste generated (t)[4]	**42,180**	**53,282**	**3,576**	**5,951**	**45,756**	**59,233**
Total waste generated (t) + reuse	49,211	64,451	3,576	5,951	52,787	70,402
Waste diverted from disposal (t)[5]	48,597	62,470	3,483	5,896	52,080	68,366
Waste directed to disposal (t)[6]	614	1,981	92	55	707	2,036
Breakdown by treatment						
Reused equipment (t)	7,031	11,169	0	0	7,031	11,169
Waste recycled (t)	41,044	50,130	3,293	5,262	44,338	55,392
Waste for energy recovery (t)	42	324	16	520	58	843
Other treatment (t)[7]	522	847	190	115	711	962
Waste incinerated (t)	0	5.6	8	11.8	8.5	17.4
Waste sent to landfill (t)	572	1,975	68	43	640	2,018

---

[1] The 2023 figure has been restated. Includes the accrual of government grants recorded by decreasing the book value of the related property, plant and equipment (see Note 8 of the Consolidated Financial Statements)

[2] The information disclosed for 2024 has a broader scope than the data reported in 2023 as it includes the category of "other non-hazardous waste". If the same scope as for 2023 were used, the total non-hazardous waste in 2024 would have been 46,355 tonnes.

[3] The information disclosed for 2024 has a broader scope than the data reported in 2023 as it includes the category of "other non-hazardous waste". If the same scope as for 2023 were used, the total waste for 2024 would have been 52,305 tonnes.

[4] The data on waste generated does not include reuse since the reused equipment has not yet reached the end of its useful life.

[5] The information on waste diverted from disposal disclosed in 2024 has a different scope to the data reported in 2023 as it consolidates energy recovery as a result of the criterion established in requirement AR31 of ESRS E5. If the same scope as for 2023 were used, the total waste diverted from disposal would have been 62,245 tonnes.

[6] The information on waste directed to disposal disclosed in 2024 has a different scope to the data reported in 2023 since it does not consolidate energy recovery as a result of the criterion established in requirement AR32 of ESRS E5. If the same scope as for 2023 were used, the total waste directed to disposal would have been 1,127 tonnes.

[7] Other treatment includes: physical, chemical and biological treatment, security cells and intermediate treatment prior to recycling.



Consolidated management report
Sustainability Report



Index

1. General information

2. Environmental information

3. Social information

4. Governance information

5. Sustainability notes

Climate change

Table 2. Energy consumption evolution

Energy consumption	Unit	2023	2024
Total energy consumption	MWh	6,011,861	6,059,374
Electricity consumption + self-generation	MWh	5,739,167	5,783,755
Renewable electricity consumption	MWh	4,849,439	5,136,685
Self-generation	MWh	5,929	7,377
Non-renewable electricity consumption	MWh	883,800	639,693
Fuels and district heating	MWh	272,694	275,618
Biofuels consumption	MWh	66,410	64,361
Non-renewable fuels consumption	MWh	201,173	204,629
District heating (non-renewable)	MWh	5,110	6,628
Electricity from renewable sources in own facilities	%	84	89
Total annual traffic managed	Petabyte	146,074	159,436

Table 3. GHG Emissions breakdown

Scope	Unit	2023	2024
Scope 1	tCO_2e	122,460	122,874
Scope 2 (location-based method)	tCO_2e	1,036,537	939,452
Scope 2 (market-based method)	tCO_2e	214,659	152,327
Scope 1+2 (market-based method)	tCO_2e	337,119	275,201
Scope 3, significant categories	tCO_2e	1,970,583	1,962,411
Cat. 1. Purchased goods and services	tCO_2e	1,026,696	1,066,137
Cat. 2. Capital goods	tCO_2e	225,403	208,494
Cat. 3. Fuel and energy-related activities (not included in Scope 1 or Scope 2)	tCO_2e	105,225	89,585
Cat. 6. Business travel	tCO_2e	34,284	41,418
Cat. 11. Use of sold products	tCO_2e	578,975	556,777
Total GHG emissions (Scope 1+2+3; location-based method)	tCO_2e	3,129,580	3,024,737
Total GHG emissions (Scope 1+2+3; market-based method)	tCO_2e	2,307,702	2,237,611
Biogenic emissions	tCO_2e	16,267	15,816
Emissions avoided due to renewable energy consumption	tCO_2e	837,520	788,779
Emissions intensity (Scope 1+2 [market]/revenues €M)	tCO_2e / M€	8	7
Emissions intensity (Scope 1+2+3 [market]/revenues €M)	tCO_2e / M€	57	54
Emissions intensity (Scope 1+2+3 [location]/revenues €M)	tCO_2e / M€	77	73



Consolidated
management report
Sustainability
Report

Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Social and personnel-related issues[8]

Employment

Table 4. Total number and distribution of employees by gender, age and professional category

	2023	2024
Women	40,341	39,874
Men	63,794	60,992
Others	1	1
Not disclosed	0	3
Under 30	13,602	13,301
30 to 50	66,223	64,812
Over 50	24,311	22,757
Senior management	4,474	4,389
Middle management	9,695	9,442
Other professionals	89,967	87,039
Group Total	**104,136**	**100,870**

Table 5. Total number and distribution of employees by country

Geography	2023	2024
Spain	27,777	25,086
Brazil	35,897	36,200
Germany	8,588	8,793
Hispanoamerica	30,560	29,489
Argentina	10,697	10,221
Chile	3,769	3,660
Colombia	6,458	5,652
Ecuador	967	968
Mexico	1,747	1,808
Peru	4,547	4,815
Uruguay	672	667
Venezuela	1,703	1,698
Rest	1,314	1,302
Group Total	**104,136**	**100,870**

Table 6. Total number and distribution of types of employment contract

Permanent	2023	2024
Women	39,877	39,432
Men	62,895	59,995
Others	1	1
Not disclosed	0	3

Temporary	2023	2024
Women	464	442
Men	899	997
Others	0	0
Not disclosed	0	0

Table 7. Annual average number of permanent, temporary and part-time contracts; by gender, age and professional category

Average contracts by gender[9]

	Women		Men		Total	
	2023	2024	2023	2024	2023	2024
Permanent contracts	39,670	39,290	62,944	60,774	102,615	100,067
Temporary contracts	524	444	984	874	1,509	1,318
Part-time contracts	1,323	1,316	483	544	1,805	1,861

---

[8] Some data from the previous year have been adjusted due to changes in the scope of consolidation, updates with information after the reporting and the retroactive application of methodological changes in accordance with the new CSRD reporting regulations.

[9] The breakdown of these indicators includes only male and female employees, in line with previous reports.



Consolidated
management report
Sustainability
Report


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Average contracts by age

	Under 30		30 to 50		Over 50		Total	
	2023	2024	2023	2024	2023	2024	2023	2024
Permanent contracts	13,240	12,711	65,979	64,713	23,396	22,643	102,615	100,067
Temporary contracts	687	595	768	669	54	54	1,509	1,318
Part-time contracts	167	147	1,231	1,207	407	507	1,805	1,861

Average contracts by professional category

	Senior management		Middle management		Other professionals		Total	
	2023	2024	2023	2024	2023	2024	2023	2024
Permanent contracts	4,453	4,401	9,407	9,464	88,755	86,202	102,615	100,067
Temporary contracts	4	4	42	51	1,463	1,262	1,509	1,318
Part-time contracts	13	20	69	74	1,723	1,767	1,805	1,861

The calculation is based on the cumulative average for the year by type of contract and by type of working day.

Table 8. Number of dismissals[10] by gender, age and professional category

	2023	2024
Women	2,326	2,517
Men	2,706	2,886
Under 30	1,559	1,473
30 to 50	3,026	3,272
Over 50	447	658
Senior management	154	187
Middle management	311	335
Other professionals	4,567	4,881

Table 9. Average remuneration and its evolution, broken down by gender, age range and professional category[11]

	2023	2024
Group Total	**41,676**	**42,207**
Women	35,905	36,378
Men	45,280	45,986
Senior management	136,848	142,168
Middle management	55,031	56,211
Other professionals	35,450	35,581
Under 30	19,011	18,659
30 to 50	37,458	36,886
Over 50	64,374	66,324

Maintaining previous years' commitment to transparency, Telefónica publishes results that take into account all salary concepts paid during the year.
The classification of the professional categories is equivalent to:
• Senior management: executives and pre-executives.
• Middle management: management level.
• Other professionals: non-management level.

[10] Dismissal means a Company decision to unilaterally terminate an employment contract. This concept does not include incentivised redundancies, which are part of restructuring processes..The breakdown of these indicators includes only male and female employees, in line with previous reports.

[11] For the purposes of reporting the average total remuneration of all Telefónica Employees, all senior management positions at the Company have been grouped under the same category of "Senior Management". This includes executives and pre-executives, given that the structure of the remuneration mix of both groups (fixed remuneration, annual variable remuneration, eligibility for the long-term incentive plan and other concepts) is aligned with the Telefónica Group's Global Remuneration Policy.

The average total remuneration includes all salary items paid during 2024, where applicable. These concepts are total base salary, bonuses, commissions and commercial incentives, long-term incentives and benefits in-kind, including social benefits, accrued over the year.



Consolidated
management report
**Sustainability
Report**



Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

Table 10. Gender Pay gap

Group Total[12]	2023	2024
Gender Pay gap	16.14%	16.19%

Gender Pay Gap calculation
In order to calculate the gender pay gap in each of the countries, the total average remuneration of women was subtracted from the total average remuneration of men, then divided by the total average remuneration of men.
The total average remuneration includes all salaries received by an employee for one year. These concepts are:
• Total annual base salary.
• Short-term variable remuneration: bonuses, commissions, sales incentives and other variable remuneration items paid.
• Benefits in kind, including social benefits, accumulated in one year.
• Long-term variable remuneration: incentives paid (shares).
The scope of this analysis includes all active employees in the Telefónica Group as at 31 December of the corresponding year.
In the case of the global gender pay gap, a weighted average of the gender pay gaps of each country according to the total number of employees in each country has been applied.

Table 11. Total average remuneration of directors by gender

	2023	2024
Women	238,813	227,421
Men	1,357,286[13]	1,893,018

Organisation of work

Table 12. Number of hours of absenteeism

	2023	2024
Group Total[14]	**160,720**	**216,808**

Health and Safety

Table 13. Health and safety at work indicators

	2023	2024
Lost day rate / severity (men)	25.69	32.55
Lost day rate / severity (women)	9.93	18.84
Lost day rate / severity TOTAL[15]	**19.78**	**27.20**
Lost day rate / severity (men)	25.69	32.55
Lost day rate / severity (women)	9.93	18.84
Lost day rate / severity TOTAL[16]	**19.78**	**27.20**
Accident frequency rate (men)	0.84	0.64
Accident frequency rate (women)	0.39	0.30
Accident frequency rate TOTAL[17,18]	**0.67**	**0.51**
Total No. of Occupational Diseases (Based on ILO List of Occupational Diseases) (men)	0	2
Total No. of Occupational Diseases (Based on ILO List of Occupational Diseases) (women)	2	0
Total No. of Occupational Diseases (Based on ILO List of Occupational Diseases)[19]	**2**	**2**
Total No. of Occupational Diseases (Based on local legislation, regulations and rules) (men)	0	2
Total No. of Occupational Diseases (Based on local legislation, regulations and rules) (women)	2	0
Total No. of Occupational Diseases (Based on local legislation, regulations and rules)	**2**	**2**
Total number of recordable occupational injuries (men)	536	390
Total number of recordable occupational injuries (women)	148	118

To improve the quality of the data, the data related to occupational diseases are reported based on two criteria:
- On the basis of a global definition based on the International Labour Organization (ILO) List of Occupational Diseases.
- On the basis of local legislation, regulations and rules, as in previous years.

---

[12] The 2024 figure is not comparable to the 2023 figure due to the addition of new factors in the calculation.

[13] Data restated for an amount of 107,473 euros.

[14] The 2023 figure has been recalculated considering calendar days, in alignment with the definition of lost days.

[15] Based on the International Labour Organization List of Occupational Diseases. Lost day rate (severity) = (total number of days lost due to accidents in the workplace with leave and occupational disease / total hours worked per year) x 200,000. The 2023 data is recalculated to account for calendar lost days.

[16] Based on the list of occupational diseases in local legislation, regulations and rules. Lost day rate (severity) = (total number of days lost due to accidents in the workplace with leave and occupational disease / total hours worked per year) x 200,000. The 2023 data is recalculated to account for calendar lost days.

[17] Accident frequency rate = (total number of accidents in the workplace with leave / total number of hours worked per year) x 200,000.

[18] Telefónica does not have information on the type of conditions resulting in sick leave or work-related injuries due to regulatory issues and the privacy of personal data.

[19] For privacy reasons under German law, Telefónica does not collect information on the incidence of occupational diseases in Germany, and it is considered zero for the purposes of calculating rates.



Consolidated
management report
**Sustainability
Report**


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

**5.
Sustainability
notes**

Labour relations

Table 14. Percentage of employees covered by collective bargaining agreements

Country	2023	2024
Germany	86%	86%
Brazil	94%	92%
Spain	55%	69%
Hispanoamerica	40%	45%
Group Total	**66%**	**71%**

100% of Telefónica workers are covered by a labour framework that regulates their working conditions.

Training

Table 15. Training hours by professional category

	2023	2024
Senior management	78,373	82,357
Middle management	238,389	374,083
Other professionals	2,832,424	2,893,074

Society

Outsourcing and suppliers

Table 16. Supplier Management

Indicators	2023	2024
Volume of purchases awarded (million euros)	23,370	24,202
Awarded suppliers (No.)	8,462	8,440
Percentage of purchases awarded locally (%)	83%	85%
Potential high-risk suppliers in terms of sustainability identified in internal global risk analysis (No.)	687	661
Potential high-risk suppliers assessed on sustainability aspects through an external assessment platform (No.)	496	407
Percentage of suppliers assessed through Dow Jones Risk & Compliance (%)	100%	100%
Suppliers blocked due to integrity or sustainability sanctions, risks or non-compliance (No.)	5	16
Total audits of suppliers (No.)	18,324	20,898



Consolidated
management report
Sustainability
Report


Index

1.
General
information

2.
Environmental
information

3.
Social
information

4.
Governance
information

5.
Sustainability
notes

Tax information

Table 17. Profit obtained country by country

Million euros	2023	2024[20]
Germany	624	673
Argentina	(167)	(1,327)
Brazil	1,063	1,160
Chile	(122)	(563)
Colombia	(100)	(41)
Ecuador	(20)	29
Spain	(1,264)	816
Mexico	(19)	(8)
Peru	(157)	(872)
Uruguay	148	138
Venezuela	101	212
Other	(1,899)	(19)
TOTAL	**(1,812)**	**198**

Table 18. Profit obtained by region

Million euros	2023		2024	
	Contribution by region to the consolidated Group's profit before tax	Profit tax	Contribution by region to the consolidated Group's profit before tax[21]	Profit tax[22]
Europe	(640)	439	1,489	188
Brazil	1,063	201	1,160	189
Hispanoamerica	(336)	142	(2,432)	474
Other	(1,899)	9	(19)	47
TOTAL	**(1,812)**	**790**	**198**	**898**

[20] The contribution by country to the consolidated Group's profit before tax is adjusted for the allocation to the year of the coupons corresponding to the subordinated perpetual debentures. The consolidated financial statements of the Telefónica Group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting standards applicable in each of the countries in which the Group operates may differ from IFRS.
The table above groups all the Group companies according to the country of their registered office. This grouping does not coincide with the Telefónica Group's segment breakdown. The results by country include, where applicable, the effect of the allocation of the purchase price to the assets acquired and liabilities assumed. Likewise, results by country exclude dividend income from Group subsidiaries, as well as the change in the provision for impairment of investments in Group companies, which are eliminated on consolidation.
[21] See previous footnote.
[22] In 2024, refunds received from various administrations, which correspond to excess tax payments from previous years, are excluded; specifically, 216 million euros have been excluded in Spain and 13 million in Peru and Chile.
Regarding 2023, 293 million euros have been excluded in Spain and 43 million in Peru and Chile.
The withholdings paid by the various administrations have been attributed to the jurisdiction that actually bears them.





Limited assurance report issued by a practitioner on the Consolidated Non-Financial Information and Sustainability Information Statement

To the shareholders of Telefónica, S.A. on behalf of the directors

Limited assurance conclusion

Pursuant to article 49 of the Code of Commerce, we have conducted a limited assurance engagement on the accompanying Consolidated Non-Financial Information Statement (hereinafter "NFIS") for the year ended 31 December 2024 of Telefónica, S.A. (hereinafter the Parent company) and its subsidiaries (hereinafter the Group), which forms part of the Group's consolidated management report.

The NFIS includes information in addition to that required by current commercial regulations on non-financial information, specifically, it includes the Sustainability Information prepared by the Group for the year ended 31 December 2024 (hereinafter, the sustainability information) in accordance with the Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022, as regards corporate sustainability reporting (CSRD). This sustainability information has also been subject to limited assurance procedures.

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that:

a) the Group's Statement of Non-Financial Information for the year ended 31 December 2024 is not prepared, in all material respects, in accordance with current commercial regulations and in accordance with the selected criteria of the European Sustainability Reporting Standards (ESRS), as well as with those other criteria described as mentioned for each topic in the table in Chapter 2.17.1 of the aforementioned Statement;

b) the sustainability information as a whole is not prepared, in all material respects, in accordance with the sustainability reporting framework applied by the Group and which is identified in the Chapter 2.1, including:

- That the description provided of the process for identifying the sustainability information included in Chapter 2.3 is consistent with the process in place and enables the identification of the material information to be disclosed in accordance with the requirements of ESRS.

- Compliance with ESRS.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja M-63.988, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - NIF: B-79031290



- Compliance with the disclosure requirements, included in Chapter 2.8 of the environmental section of the sustainability information with the provisions of article 8 of Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 on the establishment of a framework to facilitate sustainable investments.

Basis for conclusion

We conducted our limited assurance engagement in accordance with generally accepted professional standards applicable in Spain and specifically in accordance with the guidelines contained in Guides 47 Revised and 56 issued by the *Instituto de Censores Jurados de Cuentas de España* on assurance engagements regarding non-financial information and considering the contents of the note published by the *Instituto de Contabilidad y Auditoría* (ICAC) dated 18 December 2024 (hereinafter, generally accepted professional standards).

In a limited assurance engagement, the procedures applied are less in extent than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

Our responsibilities under these standards are further described in the *Practitioner's responsibilities* section of our report.

We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code of Ethics), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies International Standard on Quality Management 1, which requires the firm to design, implement and operate a system of quality management including policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Responsibilities of the Parent company's directors

The preparation of the NFIS included in the Group's consolidated management report, as well as its content, is the responsibility of the directors of Telefónica, S.A. The NFIS has been prepared in accordance with prevailing commercial regulations and in accordance with the ESRS criteria selected, as well as those other criteria described in accordance with the aforementioned for each topic in the table in Chapter 2.17.1 of the aforementioned Statement.

This responsibility also encompasses designing, implementing and maintaining such internal control as is determined to be necessary to enable the preparation of the NFIS that is free from material misstatement, whether due to fraud or error.

The directors of Telefónica, S.A. are also responsible for defining, implementing, adapting and maintaining the management systems from which the information necessary for the preparation of the NFIS is obtained.



With regard to the sustainability information, the Parent company's directors are responsible for developing and implementing a process to identify the information that should be included in the sustainability information in accordance with the CSRD, ESRS and as set out in article 8 of Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020, and for disclosing information about this process in the sustainability information itself in Chapter 2.3. This responsibility includes:

- understanding the context in which the Group's business activities and relationships are conducted, as well as its stakeholders, with regard to the Group's impacts on people and the environment.

- identifying the actual and potential impacts (both negative and positive), as well as the risks and opportunities that could affect, or could reasonably be expected to affect, the Group's financial position, financial results, cash flows, access to finance or cost of capital over the short, medium or long term;

- assessing the materiality of the impacts, risks and opportunities identified; and

- making assumptions and estimates that are reasonable under the circumstances.

The Parent company's directors are also responsible for the preparation of the sustainability information, which includes the information identified by the process, in accordance with the sustainability reporting framework applied, including compliance with the CSRD, compliance with the ESRS and compliance with the disclosure requirements included in Chapter 2.8 of the environmental section of the sustainability information in accordance with the provisions of article 8 of Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 on the establishment of a framework to facilitate sustainable investment.

This responsibility includes:

- Designing, implementing and maintaining such internal control as the Parent company's directors consider to be relevant to enable the preparation of sustainability information that is free from material misstatement, whether due to fraud or error.

- Selecting and applying appropriate methods for the presentation of sustainability information and making assumptions and estimates that are reasonable in the circumstances about specific disclosures.

Inherent limitations in preparing the information

In accordance with ESRS, the Parent company's directors are required to prepare prospective information based on assumptions and hypotheses, which should be included in the sustainability information, regarding events that could occur in the future, as well as possible future actions, where appropriate, that the Group could take. Actual results may differ significantly from estimated results since they refer to the future and future events often do not occur as expected.

In determining disclosures relating to sustainability information, the Parent company's directors interpret legal and other terms that are not clearly defined and could be interpreted differently by others, including the legality of such interpretations and, consequently, they are subject to uncertainty.



Practitioner's responsibilities

Our responsibility is to plan and perform the assurance engagement to obtain limited assurance about whether the NFIS and sustainability information are free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of this information.

As part of a limited assurance engagement, we exercise professional judgement and maintain professional scepticism throughout the engagement. We also:

- Design and perform procedures to assess whether the process for identifying the information included in both the NFIS and the sustainability information is consistent with the description of the process followed by the Group and enables, where appropriate, the identification of the material information to be disclosed in accordance with ESRS requirements.

- Perform risk assessment procedures, including obtaining an understanding of internal control relevant to the engagement, to identify the disclosures in respect of which material misstatements are likely to arise, whether due to fraud or error, but not for the purpose of providing a conclusion on the effectiveness of the Group's internal control.

- Design and perform procedures responsive to where material misstatements are likely to arise in the disclosures included in the NFIS and sustainability information. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

Summary of the work performed

A limited assurance engagement involves performing procedures to obtain evidence to support our conclusions. The nature, timing and extent of procedures selected depend on professional judgement, including the identification of the disclosures where material misstatements are likely to arise, whether due to fraud or error, in the NFIS and in the sustainability information.

Our work consisted of enquiries of management, as well as of various units and components of the Group that were involved in the preparation of the NFIS and sustainability information, of the review of the processes for compiling and validating the information presented in the NFIS and sustainability information and of the application of certain analytical procedures and review procedures on a sample basis, as described below:

In relation to the process of verifying the NFIS:

- Meetings with Group personnel to understand the business model, policies and management approaches applied and the main risks related thereto, and obtaining the information required for the external review.

- Analysis of the scope, relevance and completeness of the content of the NFIS for the 2024 year based on the materiality analysis performed by the Group and described in Chapter 2.3, taking into account the content required under prevailing commercial legislation.

- Analysis of the processes to compile and validate the information presented in the NFIS for the 2024 year.

- Review of information concerning risks, policies and management approaches applied in relation to material matters presented in the NFIS for the 2024 year.



- Verification, by means of sample testing, of the information relating to the content of the NFIS for the 2024 year and its adequate compilation using data obtained from the information sources.

In relation to the process of verifying the sustainability information:

- Making enquiries of the Group's personnel:

  - in order to understand the business model, policies and management approaches applied and the main risks related thereto, and obtaining the information required for the external review.

  - in order to understand the source of the information used by management (for example, engagement with stakeholders, business plans and strategy documents); and the review the Group's internal documentation on its process.

- Obtaining, through enquiries of Group personnel, an understanding of the entity's relevant processes for collecting, validating and presenting information for the preparation of its sustainability information.

- Evaluating the consistency of the evidence obtained from our procedures on the process implemented by the Group for determining the information that should be included in the sustainability information with the description of the process included in such information, as well as the evaluation of whether the aforementioned process implemented by the Group enables the identification of material information to be disclosed according to ESRS requirements.

- Evaluating whether all the information identified in the process implemented by the Group for determining the information that should be included in the sustainability information is in fact included.

- Evaluating the consistency of the structure and presentation of the sustainability information with the requirements of ESRS and the rest of the regulatory framework on sustainability information applied by the Group.

- Making enquiries of relevant personnel and performing analytical procedures on the information disclosed in the sustainability information, considering such information in respect of which material misstatements are likely to arise, whether due to fraud or error.

- Performing, where appropriate, substantive procedures on a sample basis on the information disclosed in the selected sustainability information, considering such information in respect of which material misstatements are likely to arise, whether due to fraud or error.

- Obtaining, where applicable, the reports issued by accredited independent third parties appended to the consolidated management report in response to the requirements of European regulations and, in relation to the information to which they refer and in accordance with generally accepted professional standards, verifying only the practitioner's accreditation and that the scope of the report issued is aligned with the requirements of European regulations.

- Obtaining, where appropriate, the documents that contain the information incorporated by reference, the reports issued by auditors or practitioners on such documents and, in accordance with generally accepted professional standards, verifying only that the document to which the information incorporated by reference refers meets the conditions described in ESRS for the incorporation of information by reference in the sustainability information.



- Obtaining a representation letter from the Parent company's directors and management in relation to the NFIS and sustainability information.

Other information

The Parent company's directors are responsible for the other information. The other information comprises the consolidated annual accounts and the rest of the information included in the consolidated management report, but does not include either the auditors' report on the consolidated annual accounts or the assurance reports issued by accredited independent third parties as required by European Union law on specific disclosures contained in the sustainability information and appended to the consolidated management report.

Our assurance report does not cover the other information, and we do not express any form of assurance conclusion thereon.

With regard to our assurance engagement regarding the sustainability information, our responsibility consists of reading the other information identified above and, in doing so, considering whether the other information is materially inconsistent with the sustainability information or the knowledge we have obtained during the assurance engagement, which may be indicative of the existence of material misstatements in the sustainability information.

PricewaterhouseCoopers Auditores S.L.

Vanesa Gonzalez Prieto

27 February 2025

Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Risks

Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Risks



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

3.1. Risk Management Framework

3.1.1. Introduction and reference frameworks

Telefónica has a Risk Management Framework, based on the model established by the Committee of Sponsoring Organizations of the Treadway Commission COSO[1] This framework has been implemented homogeneously throughout the Group's main operations, so that the Company Managers, within their scope of action, can perform a timely identification, assessment, response and monitoring of the main risks.

This model, which is inspired by best practices, facilitates the prioritisation and development of coordinated actions against risks, both from a global Group perspective and a specific focus on its main operations.

Telefónica's Business Principles specifically state that:

"We establish appropriate controls to evaluate and manage all relevant risks to the Company"

Extract from Telefónica's Responsible Business Principles

Therefore, the Company has a **Risk Management Policy**, approved by the Board of Directors, and a **Corporate Risk Management Procedure**, both based on experience, best practices and Good Corporate Governance recommendations; this contributes to the continuous improvement in business performance.

3.1.2. Risks and strategy

Telefónica Risk management remains embedded in our planning process and is fully aligned with our strategy, in line with the requirements of COSO ERM 2017.

COSO ERM Framework



Mission, vision and core values	Strategy development	Business target formulation	Implementation and performance	Enhanced value
Governance and culture	Strategy and target setting	Performance	Review and revision	Information, communication and reporting

---

[1] COSO ERM framework, "Enterprise Risk Management -Integrating with Strategy and Performance", released in September 2017 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). COSO is one of the most importance references on internal control, enterprise risk management and fraud deterrence.



Consolidated management report
Index
1. Telefónica in 2024
2. Sustainability Statement
3. Risks
4. Annual Corporate Governance Report
5. Annual Report on Remuneration of the Directors
6. Other information

"The main risks are linked to the Company´s strategic targets"



1.2. Strategy

Some of the risks most directly related to the Company's strategy mainly concern evolving competition and market consolidation, mergers and acquisitions, the supply chain, ongoing technological changes and new uses of artificial intelligence (AI), as well as changes in customer preferences in the sector.



3.1.3. Risk Management Governance

The Responsible Business Principles and the aforementioned Risk Management Policy stipulate that the entire organisation is responsible for contributing to risk identification and management. In order to coordinate these activities, the Risk Management Policy establishes the following roles:

Risk Management Governance

Risk Owners
Risk Management Model Coordinators
Supervision of the Risk Management System
Global
Global risk owners
Risk Management Supervision
Audit and Control Committee
Telefónica
eRisk (*)
Local
OBs Steering Committees
Local risk owners
HISPAM

(*) Internal risk management tool

Supervision of the Risk Management System

The Regulations of the Company's Board of Directors state that the Audit and Control Committee (ACC) has the main function of supporting the Board of Directors in its supervisory duties, including, but not limited to, the following responsibilities:

- **Oversee the effectiveness of control and risk management systems, both financial and non-financial, related to the Company and the Group** (including operational, technological, legal, social, environmental, political and reputational or corruption-related risks).
- **Supervise the risk control and management unit.**

Furthermore, the Audit and Control Committee reports regularly on these matters to the Board of Directors.



Consolidated management report  Index

1. Telefónica in 2024
2. Sustainability Statement
3. Risks
4. Annual Corporate Governance Report
5. Annual Report on Remuneration of the Directors
6. Other information

Risk Owners

Risk owners actively participate in the risk strategy and in the important decisions about their management. To this end, each of the identified risks will be assigned an individual (typically an executive) with full responsibility for the risk and its management; the latter will produce a plan for its mitigation and effectively monitor its evolution.

Specifically, with respect to tax risks, the Group's Tax Division performs the fiscal control function through the Regional Tax Divisions, and the local fiscal control officers in the different subsidiaries in accordance with the principles defined in the Group's Tax Control Policy, approved by the Company's Board of Directors.

Further information is available in the Risk Management Policy on our corporate website.

3.1.4. Tolerance or risk appetite

The Company has a level of **risk tolerance or acceptable risk** established at corporate level; this means it is willing to assume a certain level of risk, to the extent that it allows the creation of value and the development of the business, achieving an adequate balance between growth, performance and risk.

For the risk assessment, the different typology of the risks that could affect the Company is considered, as described below:

- In general, **tolerance thresholds are defined** for all risks, including tax risks, by combination of impact and probability of occurrence. These thresholds are updated annually based on the evolution of the main financial figures, both for the Group as a whole and for the main Telefónica companies.

- For risks associated with compliance, corruption and bribery, a **zero-tolerance** level is established.

3.1.5. Risk Management Process

The risk management process takes the Company's strategy and objectives as a reference for the identification of the main risks that could affect its achievement. This process is carried out for the Group's main operations twice a year. Similarly, an emergency reporting process is in place should managers become aware of a new risk or a significant change in an existing one.

The process consists of four stages, which are described below:

Risk Management Process



Risk identification

The risks are identified by the managers, taking into account both the factors that cause them and the effects they may have on achieving the targets.

In this identification phase, risks associated with the strategic plan are considered, as well as potential "emerging risks", meaning those risks that could eventually have an adverse impact on future performance, although its outcome and time horizon is uncertain and difficult to predict.

Risk assessment

The objective of the risk assessment is to establish an order of magnitude or relevance of the risks, by considering both their eventual impact and their likelihood of occurrence.



Consolidated management report
Index
1. Telefónica in 2024
2. Sustainability Statement
3. Risks
4. Annual Corporate Governance Report
5. Annual Report on Remuneration of the Directors
6. Other information



For impact purposes, both the **economic impact** (quantified whenever possible in terms of operational cash flow, considering EBITDA plus CAPEX) and the **ESG (environmental, social and governance) impact**, as well as its potential **impact on compliance.**

Risk assessment



Evaluation of specific risks under three complementary dimensions of impact
ESG
Compliance
Economic
Likelihood

Other qualitative additional factors are also considered, such as proximity, the historical trend, the level of assurance or control and their future outlook.

Risk response and action plans against risks

The Risk Management Model includes procedures to address risks generally through mitigation plans.

The different types of risk response are described below:

Risk response





1 MITIGATE
Take measures to reduce the likelihood of risk occurrence, its potential impact or both.
2 AVOID
Change the way or refrain from proceeding with the activity causing the risk.
4 ACCEPT
Make the decision to assume some risk according to management criteria, being necessary to justify the reason for said decision.
3 TRANSFER
Transfer the risk to a third party by taking out insurance or outsourcing the activities.

In relation to risk response mechanisms, financial risks, such as those related to exchange rate or interest rate fluctuations, are primarily addressed through global actions, mainly involving the use of financial derivatives. In relation to tax risks, the main issues identified are monitored. Similarly, for a large part of operational risks, the Group uses Multinational insurance Programmes, or insurance policies negotiated locally in each country, depending on the type of risk and cover required.

Monitoring and reporting

In accordance with the different typology of risks, the monitoring and response mechanisms include global initiatives, promoted and coordinated in a homogeneous way in the main operating businesses of the Group, and/or actions specifically aimed at addressing specific risks in some companies at the local level.

Monitoring and reporting



Continuous flow of information and risk monitoring
Risk identification by local managers
Risk map approval by Local Steering Committee
Reporting and consolidation
Validation of risks with global areas
Supervision of the Risk Management System (ACC)

Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

3.1.6. Perspectives of the Risk Management Model

In order to have a comprehensive model, oriented to the needs and the Group's own configuration, the ERM Framework considers a **risk assessment through two complementary perspectives**:

Perspectives of the Risk Management Model



3.1.7. Interdependence of risks and scenario analysis

In addition to the individual assessment of each of the risks, the Telefónica Group evaluates the interdependence of the risks. In other words, if a risk materialises, it may impact other risks within the model, thereby making them more critical. In this regard, an analysis of the correlation levels between risks is conducted in collaboration with risk management areas.

By way of example, we can point to the relationship between cybersecurity risks, supply chain or alignment with the economic and political context, heightened by military conflicts and geopolitical uncertainty.

This approach also allows for sensitivity analysis or stress testing by increasing, to varying degrees, the interdependence between model risks in adverse situations (e.g. operational resilience, cybersecurity, ESG, etc.).





Consolidated management report



Index

1. Telefónica in 2024
2. Sustainability Statement
3. Risks
4. Annual Corporate Governance Report
5. Annual Report on Remuneration of the Directors
6. Other information

3.1.8. Risk culture

In accordance with the provisions of Telefónica's Risk Management Policy, one of the basic principles that guide this activity is: "Train and involve employees in the risk management culture, encouraging them to identify risks and actively participate in their mitigation".

In this regard, Telefónica promotes the following actions:



	Communication With the aim of disseminating the principles and values that should govern risk management, awareness campaigns are run through the Company's various communication channels.
	Training Various training activities are carried out, including online courses and videos on risk management available to the Company's employees, as well as risk training sessions for the Audit and Control Committee.



"Training workshops and global awareness campaigns are run to strengthen the risk management culture in the Company"

3.1.9. Digitalisation of risk management

With the aim of managing and supervising risks, Telefónica has a Risk Management tool (eRisk) and a Dashboard, which facilitate the reporting, analysis, assessment and management of risk information within the Telefónica Group. These tools are common to all Group Companies that report risks, and their main features are as follows:



Prioritisation of risks / risks published
Quantifications and correlation matrices
Graphical display of heat maps
eRisk
Strategic objectives
Risk interconnection and Stress Testing
Dashboard eRisk

"Continuous improvements to risk management tools are developed to improve or expand their features"



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

3.2. Risk Profile

Taking the targets identified in the Company's Strategic Plan as a reference, those risks that could affect their achievement are identified.

Furthermore, those emerging risks that could impact the long-term development of the Company or the sector are considered, alongside ESG-related risks.

An assessment of the impact and probability of the identified risks is carried out, which facilitates their prioritisation and the definition of response plans to mitigate them, ensuring the necessary coordination between global and local initiatives.

On this basis, the Company's risk map is drawn up. It is presented twice a year to the Audit and Control Committee of Telefónica S.A., based on the corresponding risk maps approved by the Management Committees of the Group companies, also taking into account the input received from the global areas for its final assessment and subsequent publication.

General Risk Outline

Strategic Plan

Global areas

- Systems and network
- Privacy
- Legal
- Regulation
- Strategy
- Security
- Sustainability
- Supply chain
- People
- Tax
- Finance
- Compliance
- Artificial Intelligence

OBs (steering committees and local areas)

Basic risks

Specific risks reported by tolerance level

+
Other, lesser risks at local level

Global action plans

Local action plans

Based on the Global Risk Map, the main risks are published

Business | Operational
Legal and regulatory compliance | Financial

Definition of Targets | Associated Risks | Execution of Action Plans | Public risk information



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

3.2.1. Telefónica's risk catalogue

In order to facilitate the risk identification process by the Company's management, the Telefónica Group has a general risk (or taxonomy) catalogue, updated regularly, allowing the information to be homogenised and consolidated and to comply with the internal and external reporting requirements on the main risks.

Telefónica's risk catalogue considers the following four risk *categories*:



Business

Risks related to the sector and especially to the Company's strategy, such as evolving competition and market consolidation, the regulatory framework, the supply chain, technological innovation, AI, data privacy, talent management, adaptation to changing customer demands and/or the development of new ethical or social standards, as well as reputational risks.



Operational

Cybersecurity-related risks; climate change, natural disasters and other factors that may cause physical damage to our technical infrastructures, which may result in network failures, service disruptions or loss of quality; customer-related risks; personnel risks, as well as operational management.



Financial

Risks arising from adverse changes in the economic environment or financial variables, as well as the Company's ability to meet its obligations, liquidate its assets and secure financing to implement the business plan, including tax-related matters.

Legal and of regulatory compliance

Risks related to litigation and regulatory compliance, including anti-corruption legislation, as well as compliance with legal obligations and the Company's own ESG targets.

This catalogue is regularly updated, taking into account the current dynamic context and the new synergies that have emerged between risks, with risks related to intangibles and those of global significance becoming more prevalent, such as ESG aspects, in addition to other issues, such as the geopolitical environment, supply chain problems, technological changes and new uses of AI.

3.2.2. Main risks and opportunities from an ESG perspective

Given the nature of the business and its sustainability context, we are exposed to various types of sustainability-related risks and opportunities. For their identification and assessment, a procedure has been followed as part of the 2024 double materiality process. Furthermore, the material risks and their management are described in each of the material standards.

🔗 2.3.1.3. Identification and assessment of impacts, risks and opportunities

3.2.3. Risk Observatory

In order to regularly update the Company's general risk catalogue and identify potential emerging risks, Telefónica conducts the following activities through the risk observatory on an ongoing basis:



Analysis of the **global context** and **risk trends**.



Analysis of **external benchmarks** (risk reports from international organisations or consultancies) and **benchmarking** of the leading companies in the telecommunications and digital sector.



Participation in **expert risk forums** and meetings with risk managers from Ibex 35 companies.

3.2.4. Emerging risks

In the process of **identifying new risks**, Telefónica also considers **emerging risks**.

Emerging risks are those issues identified recently and which are expected to have an adverse impact on the future development of the Company or the sector in the long term, although its outcome and time horizon is still uncertain and difficult to predict.



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

As **emerging risks to consider in a long-term scenario**, the following should be highlighted:



Cybercrime and/or cyberespionage



Inappropriate use of artificial intelligence



Disinformation and the spread of false or inaccurate information.

- **Cybercrime and cyber espionage:**

Description: The value of the intellectual property of large companies and the importance of the services they provide to society, together with existing geopolitical tensions, bring into play both state-backed and independent actors with significant financial resources. The financial resources available to cybercriminals drive the proliferation of advanced digital tools that use technologies such as artificial intelligence (AI) and machine learning, enabling more sophisticated and automated cyber attacks that may lead to an increase in cybercrime in general, including cyber espionage.

Impact: This could harm the Group's operations, image or business, and may also affect its customers or third parties, including data and intellectual property theft.

Mitigation measures: Telefónica Group's strategy, based on anticipation as its first pillar, includes measures already in place to protect, identify, detect, mitigate and neutralise actions before they occur, or as early detection measures, as described in the Global Transparency Centre available on Telefónica's public website. To monitor these threats, proactive measures include continuous asset monitoring to detect vulnerabilities, as well as analysing threats and actors' activities to produce cyber intelligence. Should the adopted measures not completely prevent damage to systems or data, there are backup systems designed to completely or partially retrieve information, as well as insurance programmes and coverage that include cyber risks, as stated in the section "Operational risks - Information technology is an important element of our business and is exposed to cybersecurity risks" in chapter 3.3 Risk Factors.

- **Inappropriate Use of AI:**

Description: Risks associated with failures in AI-based systems and compliance-related risks. The use of AI systems for network management, customer service or security could lead to problems if the systems fail, provide inaccurate results or are not interpreted correctly. Furthermore, an implementation of AI systems that does not correctly comply with the new AI regulations and Telefónica's AI principles may lead to regulatory issues with the authorities and reputational issues with our customers. Lastly, possible risks concerning privacy, security and proprietary and third-party intellectual property may also arise.

Impact: the absence of controls in the different risk contexts associated with AI could cause reputational damage to the Group and lead to a loss of trust among customers and users. This would have a negative impact on the Group's business, the financial position, operating results and/or cash flows.

Mitigation measures: the various contexts will be managed through a continuous improvement cycle involving risk analyses, taking into account privacy, intellectual property, security, fundamental rights, the environment and society as a whole. All of this is governed by an internal model applied to the development, acquisition, marketing and use of AI systems at Telefónica.

- **Disinformation and the spread of false or inaccurate information:**

Description: this risk relates to the proliferation and dissemination of incorrect or misleading information, whether deliberate or not, through various content generation platforms. Misinformation covers all forms of false or inaccurate information, including: completely fabricated information with no basis in reality (false content); information that is falsely presented as originating from a reliable source when it does not (imposter content); information that has been misleadingly altered to change its original meaning (manipulated content); as well as information created ad hoc with the intention of deliberately deceiving the public (fabricated content).



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Impact: misinformation can negatively affect the public perception of the Company, eroding the trust of customers and investors, including potential ones, as well as other parties interested in our brand and/or our services. Misinformation may also lead to incorrect decision making by our investors, generate uncertainty in the market and negatively affect our financial and operational position. Furthermore, managing misinformation requires significant resources to monitor, identify and counteract false information, which could result in the Company incurring additional costs.

Mitigation measures: The accidental dissemination of inaccurate information, alongside that which is deliberately misleading and spread with the aim of causing serious harm, pose a past, present and future challenge. To address this, stronger cooperation is required between company departments in direct contact with content platforms. Telefónica's Communications Department remains firmly committed to best practices in order to provide sufficient, accurate and reliable information, as well as to prevent its own activity from causing negative consequences by applying ongoing policies to combat misinformation and uphold an ethical and rigorous public stance. These procedures are followed at all times in accordance with the recommendations of both the United Nations General Assembly and the Human Rights Council, ensuring that responses to the dissemination of misinformation always promote and protect individuals' freedom of expression and the freedom to seek, receive and share information, as established by Article 19 of the Universal Declaration of Human Rights and Article 19(1) of the International Covenant on Civil and Political Rights. The Communications Department also reinforces its commitment to creating a multifaceted civic space and media landscape, with a range of procedures to mitigate misinformation by maximising transparency, generating trust in the company's governance and its stakeholders and facilitating an ongoing debate and dialogue with the media. Fostering critical thinking skills is another strategic lever available to identify, combat and dispel the spread of misinformation, whatever its purpose. Likewise, there is an ongoing responsibility to work to involve the media in policy design and other responsible efforts to counter misinformation and promote the highest standards of professionalism, with unwavering dialogue and availability. The Communications Department bases its action plan on a strong foundation of publicly available information, with sufficient resources in all the places in which it operates and in all relevant languages and contexts, monitoring the content disseminated about the Company globally with the appropriate technical and human resources. In addition, this department develops and evolves the channels through which the public can request or verify any information necessary for their own legitimate activities.

3.2.5. Materialised risks

The Company monitors materialised risks. The strategy and management of Telefónica Group's activities tend to minimise the impact of materialised risks, as well as to counterbalance the negative effects of some issues with the favourable evolution of others.

Geopolitical events during the year, including the Russia-Ukraine war, armed conflict and political instability in the Middle East, among other factors, have affected various areas and operations within the Company, with the most important aspects and their impact being highlighted in section 3.3 Risk Factors.

In this regard and in accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill, deferred tax assets or other assets, such as intangible assets and property, plant and equipment. In the case of goodwill, the potential loss of value is determined by analysing the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time when it is first recognised, and this calculation requires significant assumptions and judgements. In 2024, Telefónica recorded impairment losses on intangible assets and property, plant and equipment in Argentina in an aggregate amount of 1,274 million euros and impairment losses on goodwill in an aggregate amount of 866 million euros with respect to the cash-generating units in Chile (397 million euros), Peru (226 million euros), Telefónica Tech UK & Ireland (192 million euros) and BE-terna Group (51 million euros). Likewise, impairment losses were recorded in Peru in 2024, including impairment losses on intangible assets (54 million euros) and on goodwill allocated to the fiber optics business (34 million euros), as well as a reversal of deferred tax assets for loss carryforwards (91 million euros). Additionally, following the analysis of the recoverability of the assets of Pangea (the wholesale fiber optic company in Peru) at the end of 2024, an impairment of property, plant and equipment amounting to 108 million euros has been recorded, as well as a reversal of deferred tax assets amounting to 13 million euros (see Notes 2, 6, 7, 8, 25 and 30 to the Consolidated Financial Statements).

In addition, Telefónica may not be able to realise deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilise its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement.

Further impairments of goodwill, deferred tax or other assets may occur in the future and this may materially



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

adversely affect the Group's business, financial condition, results of operations and/or cash flows.

3.2.6. Main risks

The risks of Telefónica Group are prioritised based on their level of criticality, which is obtained from the combination of impact and likelihood assessments for each of them.

For public disclosure purposes, Telefónica's risks are presented under four categories, as described above,

presenting the risk factors in descending order of importance within each category, in line with the requirements of ESMA (European Securities and Markets Authority).

The detail on the main risk factors disclosed by the Company is included in the following section.

Main risks



1 Market consolidation and competition

2 Supply chain

3 Shortage of tech talent and evolving skill requirements driven by rapid technological changes

4 Authorisations: licences and spectrum

5 Technological changes

6 Privacy

7 Adaptation to customer demands and social standards

8 Cybersecurity

9 Climate change, natural disasters and other factors can cause network failures, service interruptions or a loss of quality

10 Economic and political environment

11 Asset write-downs

12 Level of indebtedness and financing capacity

13 Exchange rates and interest rates

14 Tax disputes and claims

15 Compliance with ESG expectations, targets and regulation

16 Compliance with anti-corruption legislation

Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

3.3. Risk Factors

The Telefónica Group's business is affected by a series of risk factors that affect exclusively the Group, as well as a series of factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, that could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the rest of this Annual Report. .

These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of Telefónica. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality based on the Telefónica Group's assessment of their probability of occurrence and the potential magnitude of their impact. The assessment of the potential impact of any risk is both quantitative and qualitative considering, among other things, potential economic, compliance, reputational and environmental, social and governance ("ESG") impacts.

Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.

Risks related to Telefónica's Business Activities.

Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.

The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.

Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of some of its businesses.

The entry of new competitors in core markets (leveraging asymmetric regulation and wholesale obligations for incumbents), market concentration via mergers by other players (e.g. MasOrange in Spain and Vodafone/Three in the United Kingdom) or changes in control at key competitors (e.g. Vodafone – Zegona in Spain), may re-configure markets. This could affect Telefónica's relative competitive position, impacting the potential evolution of revenues and market share, especially if new entrants pursue aggressive customer acquisition strategies. Additionally, new entrants could decide to accelerate network rollout (e.g. 5G) aiming at differentiating in the market, which could lead to increased competition in infrastructure.

Today most telecom operators, such as Telefónica, include services beyond core connectivity services in their portfolio, albeit the weight of these services is relatively minor. Competitive dynamics for digital services are different, since these markets are dominated by specialized over-the-top (OTT) players and big tech, which leverage global platform economics and strong customer brands.

If Telefónica is not able to successfully face these challenges, by ensuring a supply of cutting-edge technology products and services and maintaining its competitiveness against current or future competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.

Telefónica could be affected by disruptions in the supply chain or international trade restrictions, or by the dependency on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica's performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations, reduced output due to the suppliers own stock shortfalls, or inappropriate



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

practices), this may harm Telefónica's reputation, or otherwise adversely affect its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labour contingencies in connection with the employees of such suppliers.

As of December 31, 2024, the Group depended on three handset suppliers (one of them located in China) and seven network infrastructure suppliers (two of them located in China), which, together, accounted for 85% and 83%, respectively, of the aggregate value of contracts awarded in 2024 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers (not located in China) represented 46% of the aggregate value of contracts awarded in 2024 to handset suppliers.

As of December 31, 2024, the Telefónica Group had approximately 100 information system ("IT") providers that together accounted for 80% of the total amount of IT purchase awards made in 2024, seven of them representing 30% of purchases in that area and time frame.

If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group.

In addition, the possible adoption of new protectionist measures in certain parts of the world, including, the imposition of tariffs by major economies, the adoption of lockdown or other restrictive measures as a result any crisis or pandemic, as well as disruptions derived from geopolitical events such as the Russia-Ukraine war, armed conflict and political instability in the Middle East, among others, could disrupt global supply chains or may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. Any of the above could increase prices for Telefónica and ultimately make our services more expensive for our customers, which could adversely affect the business and operating results of the Telefónica Group.

National security concerns may also limit Telefónica's ability to utilize certain suppliers and require it to incur additional costs. Several EU countries have imposed restrictions on the use of telecom suppliers that are considered high-risk for 5G network infrastructure, such as certain Chinese suppliers. In Germany, Telefónica and other mobile network operators have entered into public law contracts with the Federal Ministry of the Interior and Community that obligate the mobile network operators to stop using all critical components made by

Chinese suppliers in their 5G core networks by the end of 2026. The operators are also required to replace the critical functions of such suppliers' 5G network management systems in the access and transport networks of the 5G mobile network with technical solutions of other manufacturers by the end of 2029. This requires the cooperation of the suppliers, who must provide open interfaces for controlling the network elements.

The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. Since 2021 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China. While Telefónica's supply chain has been generally resilient in recent years, despite various stresses affecting the semiconductor industry and raw materials, this may change in the future.

The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Further, in its sale of digital services, the Telefónica Group regularly integrates the digital services it offers with third-party technologies. Similar to more traditional supplier relationships, these integrations subject the Telefónica Group to the risks of performance failures by these third parties and the cost of continuously monitoring these strategic partners to ensure they maintain appropriate levels of accreditation and that the technologies they provide remain secure and up to date. Any such performance failure by the third parties or the technologies they provide could negatively impact the digital services offered by the Telefónica Group, and the Group's business, financial condition, results of operations and/or cash flows could be adversely affected as a result.

Telefónica could be affected by the global technology talent shortage and the need for new skills in the workforce due to rapid technological changes, which may limit the Group's competitiveness.

The changing need for new skills in the workforce due to ongoing technological disruptions and the shortage of



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. **Risks**

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

technology talent in the marketplace pose significant risks that may affect the Group's competitiveness.

The successful execution of Telefónica's strategic plan and Telefónica's ability to compete effectively now and in the future depend to a large extent on the Company's key talent, as well as on a highly skilled workforce. Experienced profiles in the technology sector are in high demand and competition for talent is fierce worldwide. A lack of talent and the necessary skills in the Group can slow down innovation and adaptation to rapid changes in the sector, impacting business opportunities and the quality of services provided.

While the Group takes various steps to manage these risks, including by fostering a culture of continuous learning, though ambitious employee training and reskilling programs, motivating and seeking to retain the Group's key talent and by redefining Telefónica's corporate culture to ensure the company's long-term growth and sustainability, there can be no assurance that such steps will be sufficient.

If the Group fails to attract and retain technology talent, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

Many of the Group's activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, use of spectrum, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations, it may suffer consequences such as fines or other measures that would affect the continuity of its business. In addition, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.

In addition, the Telefónica Group requires sufficient appropriate spectrum to offer its services. The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses. While Telefónica considers its current spectrum capacity to be sufficient in all the

regions in which Telefónica operates, the Group's failure to retain or obtain sufficient or appropriate spectrum capacity in these jurisdictions in the future, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.

Any of the foregoing, as well as the additional matters addressed below, could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Access to new concessions/ licenses of spectrum.

In Spain, the Ministry of Economic Affairs and Digital Transformation (currently the Ministry of Digital Transformation and Civil Service) approved in June 2023 a modification to the National Frequency Allocation Table ("CNFA"), allowing for the possibility of making available 450 MHz of the 26 GHz spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment.

In the UK, following the clearance of the merger between Vodafone UK and Three UK, the Office of Communications ("Ofcom") has confirmed that it will hold an auction for 26 GHz and 40 GHz bands in the third quarter of 2025.

In Latin America, the following 5G auction processes are expected in 2025: in Peru, on July 4, 2024, a law was approved that allows the Ministry of Transport and Communications (MTC) to advance in the process of reordering the 3.5GHz band so that it can be used for the provision of 5G services and assign 5G spectrum without launching a public bidding process, as long as there is no lack of available spectrum to cover the demand of all interested operators. There is no specific information on when the MTC could advance in the process of reordering and assigning spectrum of the 3.5GHz band. On September 20, 2023, after an employee presented a false document regarding his academic degree, Telefónica del Perú was disqualified following a decision of the government procurement supervisor (OSCE), from contracting with the Peruvian state for a period of 36 months, meaning it cannot request concessions for spectrum or participate as a contractor or subcontractor in any government tender process. Telefónica del Perú has initiated legal actions against the sanction resolution, and the aforementioned employee was fired and criminally prosecuted. Telefónica del Perú has concessions for the provision of public telecommunications services and 4G and 5G spectrum (including in the same 3.5 GHz band, but



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

obtained in a previous auction) with validity that exceeds the disqualification period. In addition, this disqualification does not affect the renewals of Telefónica del Perú licenses and we expect it would not preclude Telefónica del Perú from accessing additional spectrum for the provision of 5G services through the reordering process provided for in the July 4, 2024 law.

In Brazil, the Agencia Nacional de Telecomunicações ("ANATEL") is conducting a public consultation (until April 7, 2025) about a long-term schedule for spectrum auctions. This proposal includes frequencies in multiple bands for awards in the short (2026–2028), medium (2029–2032) and long term (2032–2036). With regard to 700 MHz in the 6 GHz band (6425–7125 MHz), ANATEL plans on submitting rules for the award to consultation in the second half of 2025 and granting the award by 2026. In addition, on January 31, 2025, ANATEL concluded the public consultation on the 700 MHz band Auction Proposal, which involves the spectrum that was returned by the provider Winity in 2023. According to the proposal, regional lots would be offered, with priority for participation given to providers that do not yet have spectrum authorizations in the 700 MHz band, and only if there is no interest from these providers, established providers would be able to acquire spectrum. The auction is expected to take place by the second half of 2025.

Existing licenses: renewal processes and modification of conditions for operating services.

In Germany, in May 2024, the Bundesnetzagentur ("BNetzA") published a draft decision on the extension of the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025. The draft decision provides for the existing frequency usage rights in the above mentioned frequency ranges, to be extended for a transitional period of five years. It is expected that BNetzA will adopt a final decision in the first quarter of 2025. The extension of the usage rights would be accompanied by obligations for the further deployment of mobile networks, particularly in rural areas and along transport routes. There would also be a requirement to negotiate with MVNOs on the purchase of wholesale mobile services as well as an obligation to negotiate national roaming and a co-operative shared frequency usage below 1 GHz with 1&1 Mobilfunk GmbH ("1&1"). Finally, an obligation would be imposed to continue existing spectrum leasing arrangements between network operators. As part of a second set of actions, a larger procedural framework is expected to be established for utilization from 2031 onwards, including with respect to rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years. A decision on this set of actions is planned for 2028.

In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee set after a fixed period (usually 20 years) from the initial auction. In 2033, after this mentioned fixed period, Ofcom will set spectrum fees for 800 MHz and 2.6 GHz bands. VMO2 currently holds spectrum in both of these bands.

With respect to Latin America:

In Brazil, ANATEL approved on February 8, 2021, Resolution 741/2021 which sets the regulation for the transition from the existing concession regime to a new authorization model for the provision of fixed commuted telephony services ("STFC"). On December 16, 2024, Telefônica Brasil, ANATEL, the Brazilian Federal Court of Accounts and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of the STFC concession contracts to an authorization instrument (the "Self-Composition Agreement"). The Self-Composition Agreement includes several key conditions: (i) Telefônica Brasil is required to make specific investments on terms established under the agreement; (ii) Telefônica Brasil must maintain the provision of fixed-line telephone services in certain locations without adequate competition, within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to the concession at ANATEL or in the courts must be resolved, and Telefônica Brasil must withdraw any cases filed against the regulator; and (iv) Telefônica Brasil must commit to fulfilling public interest pledges for up to ten years as part of the adaptation process. Completion of the migration to the authorization regime is conditioned upon the signing of a unified authorization term with ANATEL, compiling all previous licenses into one single title, which is expected to occur during the first quarter of 2025.

ANATEL agreed to extend authorizations of the currently existing bands of 850MHz until November 2028, of 900/1800 MHz between 2031 and 2035 (depending on the region), and of 2100 MHz, until 2038. Additionally, pursuant to Resolution n° 757/2022, ANATEL intends to carry out, respectively, a refarming action consisting of the promotion of changes in the channel arrangements of the 850 MHz (2028) and 900/1800 MHz (2032) sub-bands. Certain specific requirements imposed for these renewals, including those related to the valuation criteria and obligations, are still under review by the Federal Court of Accounts.

In Peru, an arbitration process was started by Telefónica del Perú, to challenge the decision adopted by the Ministry of Transportation and Communications ("MTC"), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favorable award for Telefónica del Perú. The award recognizes that the methodology applied to assess compliance with the concession obligations in



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

the concession renewal process was not in accordance with the provisions of the concession contract. The MTC, following this award, has initiated a new evaluation of Telefónica's request of renewal of these concessions for the period 2027-2032. In any case, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru, except for Lima and Callao, which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.

In Ecuador, the concession contract that authorizes the provision of telecommunication services by Telefónica and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band) that expired in November 2023, was extended on several occasions, with the last extension being authorized until May 15, 2025, under the same conditions as the original contract through an addendum and through provisional payments applicable to the new concession rights. At the end of 2024, the negotiation process for the renewal of the concession contract for a 15-year period was suspended by the Telecommunications Regulation and Control Agency (ARCOTEL) because it requires a favorable opinion from the Ministry of Economy and Finance (MEF) in relation to the terms and conditions agreed for the renewal. Once the opinion of the MEF is issued, we expect that the negotiations will resume.

During 2024, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 157 million euros, mainly due to the acquisition of spectrum in Colombia (183 million euros in 2023, mainly due to the acquisition of spectrum in Argentina). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.

Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI "Key regulatory issues and concessions and licenses held by the Telefónica Group" of the Consolidated Financial Statements.

Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.

The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services

will demand, through the development of technologies such as 5G or fiber.

New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses have been shrinking in recent years, while revenues from connectivity services (e.g., fixed and mobile internet) are increasing. To diversify revenue sources, Telefónica offers new digital services such as Internet of Things (IoT), cybersecurity, Big Data, Artificial Intelligence and cloud services among others. Although these services still have a substantially lower weight in Telefónica's total revenues, the related revenues represented more than 40% of the Company's B2B revenues in 2024 and grew by double digits compared to 2023.

Additionally, the world of telecommunications is evolving towards a model of programmable networks and services. This type of network can be used by programmers in a completely new and different way than it had been in the past. As a first big step, the GSMA (Global System for Mobile Communications) is leading the Open Gateway initiative for the standardized exposure of APIs (Application Programming Interface) to developers. This is a totally new market in which telecommunications companies must be able to develop not only attractive services but new skills in order to be successful.

One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment. In Spain, more than 90% of the retail copper network has been switched off. Due to regulatory requirements, the remaining portion of the network is expected to be switched off by May 2025.

As of December 31, 2024, in Spain, fiber coverage reached 30.8 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment. Telefónica is constantly looking for co-



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

investments through Telefónica Infra, but it may not be able to identify suitable partners.

In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's information, business, financial condition, results of operations and/or cash flows.

The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group's profit and margins and may not lead to the development or commercialization of successful new products or services. To contextualize the Group's total research and development effort, the total expenditure in 2024 was 647 million euros (741 million euros in 2023), representing 1.6% of the Group's revenues (1.8% in 2023). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual. Telefónica's investment in CapEx in 2024 was 5,475 million euros (5,579 million euros in 2023).

If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation.

The Telefónica Group's commercial portfolio includes products and/or services whose provision involves the processing of large amounts of information and data. This entails an enormous responsibility, while at the same time increasing the challenges related to compliance with strong and growing privacy and data protection regulations throughout the Telefónica Group's footprint, which may stifle the technological innovation that characterizes it and to which the Group is committed. Similarly, the Group's efforts to promote

innovation may result in increased compliance risks and, where applicable, costs.

Telefónica is subject to Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), which is considered by the Group as a common standard of compliance in all its operations, even beyond the European Union. Additionally, the European Union has initiated a data legislative strategy that seeks to make the EU a leading space for the data-driven society, allowing data to flow freely throughout the territory and between different sectors. As a result, it is expected that new regulatory obligations will be imposed on operators.

In addition, since 2017 the European Union has been considering a proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, the e-Privacy Regulation could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs that this could entail for Telefónica.

Discussions on the proposal for the e-Privacy Regulation have stalled, and the European Commission is studying different regulatory alternatives on the matter, which creates additional uncertainty with respect to the applicable regulatory framework going forward, which may negatively affect the development of new innovative products.

Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the European Economic Area ("EEA") that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary legal and technical controls and mechanisms in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the most adequate and effective measures to mitigate such risks.

With regard to the international transfer of data to the United States, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework. The adequacy decision concludes that the United States ensures an adequate level of protection for personal data transferred from the EU to U.S. companies participating in the EU-U.S. Data Privacy Framework. This adequacy decision remains



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

subject to challenge by privacy activists as was the case with previous decisions.

Telefónica is subject to data privacy regulations similar to the GDPR in the non-EU countries in which it operates, including the United Kingdom, Brazil, Ecuador, Chile and Peru, increasing compliance risks and costs in these countries. For example, since its formal exit from the European Union ("Brexit"), the United Kingdom has implemented its own data protection framework, which largely mirrors the GDPR with certain tailored adjustments. Subsequent legislative efforts to simplify compliance for businesses in the United Kingdom (and, therefore, reduce data protections), while unsuccessful to date, have raised data privacy risks for EU companies who, like Telefónica, regularly engage with UK partners. Any such potential shifts in the applicable data privacy framework necessitate careful monitoring by Telefónica to mitigate compliance and cross-border data transfer risks.

To limit the risks derived from international transfers of personal data among Telefónica Group companies, the Telefónica Group adopted Binding Corporate Rules (BCRs), approved by the Spanish Data Protection Authority on March 8, 2024, following a procedure of co-operation between the European data protection authorities. However, there can be no assurance that such rules will be sufficient to ensure compliance with requirements in every jurisdiction in which the Telefónica Group operates.

Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.

Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company's overall total annual revenue for the previous financial year. Furthermore, if eventually approved, the e-Privacy Regulation or any similar alternative regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.

Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.

To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.

In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offering of digital services.

The networks, which had historically focused on voice transmission, have evolved into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with newer technologies such as fiber, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.

In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, relatively new services such as "Living Apps", "Connected Car", "Smart Cities", "Smart Agriculture", "Smart Metering", "Solar 360" and "Perplexity" (an Artificial Intelligence-driven answer engine service) which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. In addition, Telefónica has launched new customer care applications (My Movistar in Spain, Me Vivo in Brazil, My O2 in the United Kingdom) and developed a virtual assistant, Aura, with the aim of increasing the accessibility of the products and services the Group offers. However, there can be no assurance that these and other efforts will be successful.

In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to Telefónica's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.

If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Operational Risks.

Information technology is key to the Group's business and is subject to cybersecurity risks.

Telefónica's operations, as well as the products and services it provides, rely on information technology systems and platforms that are susceptible to cyberattacks. If successful, these attacks can hinder the effective provision, operation, and commercialization of our products and services and our customers' use of the same. Therefore, cybersecurity risks are among the most significant risks for the Group.

Telecommunications companies worldwide, including Telefónica, face a continuous increase in cybersecurity threats. These companies and their customers are becoming increasingly digital, processing and storing valuable information electronically relying on cloud services provided by third parties, permitting remote access and teleworking by employees and collaborators and expanding IoT environments. All of this complicates security management, forcing companies to review security controls beyond the traditional corporate network perimeter. At the same time, cyberattackers, including both state and independent actors, are becoming more sophisticated, armed with high levels of funding and advanced digital tools that use technologies such as artificial intelligence and machine learning. Threats include unauthorized access to systems, the installation of computer viruses or malicious software, and security breaches in the supply chain, with the aim of improperly obtaining sensitive information or disrupting the Group's operations, which may result in regulatory penalties. Furthermore, traditional security threats persist, such as the theft of laptops, data storage devices, and mobile phones, along with the possibility that Group employees or collaborators may leak information and/or perform acts that affect their networks or internal information. Additionally, the Telefónica Group is aware of potential cybersecurity risks arising from various international conflicts and monitors cyberattacks that may affect its infrastructure.

In the past three years, the Group has suffered various types of cybersecurity incidents that have included:

intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and malicious actions to carry out fraud in respect of services provided by Telefónica. In some of these incidents, personal data from our customers and employees has been stolen. To date, none of these cybersecurity incidents have had material consequences for the Telefónica Group, but this may change in the future.

The development and maintenance of systems to prevent and detect cyberattacks is costly and requires ongoing monitoring and updating to address the increasing sophistication of cyberattacks. In response to these risks, Telefónica has adopted technical and organizational measures as defined in its digital security strategy, such as the use of early vulnerabilities detection, access control, log review of critical systems and network segregation, as well as the deployment of firewalls, security controls in the supply chain, intrusion-prevention systems, virus scanners incident response and recovery procedures, and backup systems. However, Telefónica can provide no assurance that such measures are sufficient to avoid or fully mitigate such incidents. The Telefónica Group has insurance policies in place intended to cover certain losses arising out of these types of incidents. However, due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover in its entirety all losses that may arise out of a cybersecurity attack.

Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to Telefónica's technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group's business.

Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures or the theft of network elements, can damage Telefónica's infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group. For example, in late October 2024, record-breaking flooding and related power outages in Valencia, Spain, resulting from a high-altitude, cut-off low-pressure storm system, caused severe damage to Telefónica's infrastructure. Fixed and mobile services were affected, and certain municipalities (104 at the worst moment) lost all communications. Repairs to the damaged infrastructure took up to 10 days. Telefónica's operations have also been affected by power outages in certain Latin American countries due to droughts and flooding.



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica Group, and may have a negative impact on the Group's operations and results. Telefónica analyses these risks in accordance with the guidelines set forth in the Corporate Sustainability Reporting Directive (CSRD), and with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

Network or service interruptions or quality loss or climate-related risks could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Financial Risks.

Worsening of the economic and political environment could negatively affect Telefónica's business.

Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in these countries, such as economic uncertainty, inflationary pressures, rapid normalization of monetary policy, exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect Telefónica's business, financial position, debt management, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.

In recent years, successive shocks have ushered in a period characterized by extraordinary uncertainty and the simultaneous occurrence of multiple negative disruptions. Inflationary pressures arising from bottlenecks associated with the rapid post-pandemic recovery, coupled with increases in commodity prices, led to a robust response from central banks (raising interest rates and withdrawing liquidity from the system) and a significant loss of purchasing power for consumers. Additionally, the recent higher wage demands observed internationally, reflecting both the

strength of labour markets, especially those in major developed economies, and the prevalence (though to a lesser extent than in the past) of wage indexation mechanisms, have also contributed to these inflationary pressures.

Although inflationary pressures eased in 2024, there are recent signs that progress is stalling in some countries where the Group operates, or even reversing course as in Brazil. Price pressures and relatively high interest rates persist in many countries. Geopolitical events such as the Russia-Ukraine war, armed conflict and political instability in the Middle East and the possible imposition of tariffs by major economies pose risks to inflation dynamics, interest rates and exchange rates. Moreover, there is a risk that the decrease in global liquidity and higher-for-longer interest rates could generate increased financial volatility, giving rise to new stress episodes, especially if inflation proves to be more persistent than expected. Additionally, premature monetary easing by central banks could lead to resurgent inflation, potentially triggering a new stagflation period akin to the 1970s.

Looking forward, elements that could worsen the effects of the current situation include the escalation of armed conflicts and potential disruptions to energy and goods supply, as well as possible additional increases in commodity prices. This could result in a potential de-anchoring of inflation expectations and higher-than-expected wage hikes, prolonging and amplifying the inflation-recession scenario. As a consequence of the above, economic growth is expected to remain weak in the short term, with the risk of recession still present in some parts of the world.

So far, the main European countries where the Group operates have been affected by the ongoing geopolitical conflicts mainly through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their direct trade and financial exposure is limited. However, there continues to be a concern in Europe about energy dependence in the face of potential episodes of gas shortages and lengthening energy transition. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade, tighter financial conditions and doubts about debt sustainability.

As of December 31, 2024, the contribution of each segment to the Telefónica Group's total assets was as follows: Telefónica Spain 25.7% (26.0% as of December 31, 2023), VMO2 7.6% (7.5% as of December 31, 2023), Telefónica Germany 17.7% (17.8% as of December 31, 2023), Telefónica Brazil 22.2% (25.0% as of December 31, 2023) and Telefónica Hispam 14.1% (14.4% as of December 31, 2023). Part of the Group's assets are located in countries that do not have an investment



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

grade credit rating (in order of importance, Brazil, Argentina (sold in February 2025), Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2024 and 2023.

During 2024, the contribution of each segment to the Telefónica Group's revenues was as follows (does not include VMO2 that is recorded by the equity method and therefore does not contribute to the consolidated revenues): Telefónica Spain 31.0% (31.1% in 2023), Telefónica Germany 20.6% (21.2% in 2023), Telefónica Brazil 23.3% (23.7% in 2023) and Telefónica Hispam 21.9% (20.6% in 2023).

The main risks by geography are detailed below:

In Europe, there are several economic and political risks. Firstly, the evolution of armed conflicts poses a threat to growth and inflation prospects. Any worsening in the supply of gas, oil, food, or other goods due to disruptions in the supply chain would negatively impact their prices, with a consequent effect on the disposable income of both households and businesses. In the medium term, this could result in wage increases, a persistent rise in inflation, and tighter monetary policy. Any of the above could have a negative impact on the cost of financing for the private sector, including Telefónica, and could trigger episodes of financial stress.

In addition, there is also a risk of financial fragmentation in the eurozone, meaning that interest rates may react differently in different countries within the eurozone, leading to differences in yields on bonds issued by more indebted countries (including Spain) and those issued by less indebted countries, making it challenging for the former to access credit at low rates.

Lastly, Europe faces three significant long-term risks. First, Europe may fall behind in the global technological race in particular because of both its dependence on several critical raw materials, indispensable for key sectors, that must be imported from other regions, and its lag in technological innovation. Second, a burdensome regulatory environment in the European Union poses a significant threat to business, impeding growth and eroding competitiveness, with companies based in countries and regions where regulations are relatively less complex, extensive or restrictive. Third, demographic factors such as declining birth rates and population aging may have a negative impact on the region's labor force and long-term growth prospects.

Regarding political risk, centrist political groups maintained a majority following the 2024 European Parliament elections but nationalist and populist parties made significant gains. It remains to be seen whether greater fragmentation in the parliament will hinder governance and the continuity of the ongoing agenda in

fiscal and economic matters, climate and energy policy as well as other aspects of regional governance.

- *Spain:* there are several local sources of risks. One of them stems from the risk that high commodity prices and/or the emergence of wage pressures could prolong the inflationary episode with a deeper impact on household income. Secondly, further delays in the disbursement of Next Generation European Funds (NGEU) could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, Spain could be negatively impacted by the rise of protectionism and trade restrictions. Lastly, the impact of higher-for-longer interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market. In the long term, the challenge is to increase the growth of potential GDP through improvements in productivity and investment and ensure the sustainability of public debt.

- *Germany*: the risk of energy shortages has diminished recently due to Europe's response in terms of diversification of energy sources and the rapid construction of regasification plants in the country. However, it is possible that problems with energy supply may arise again. Alternative sources for gas imports could be limited, consumption could be higher due, for example, to an unusually cold winter, or competition for gas from other countries could increase. On the other hand, there is concern that higher-than-expected wage growth and/or higher input costs could lead to more persistent inflation diminishing competitiveness among the manufacturing sector. As for the medium to long term, there is a risk that prolonged or escalating geopolitical tensions could reduce international trade or increase competition to German-made products with a consequent impact on the country's potential growth, which is dependent on exports. Additionally, following the German federal election, it is relevant that a stable majority is formed capable of addressing the major challenges facing the country, especially in terms of investment needs. Finally, long-term challenges remain, such as the ageing of the population.

- *United Kingdom*: more persistent inflation could weigh on consumption and further depress economic growth. In particular, there is a concern that currently dynamic wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from totally normalizing. On the other hand, although the UK economy has few direct trade links with Russia and Ukraine, it is vulnerable to developments in the global energy market as it is the second European economy with the largest share of



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

gas in the energy mix. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) has created new barriers to trade in goods and services, mobility and cross-border exchanges, which will continue to entail an economic adjustment in the medium term.

In Latin America, the exchange rate risk is currently considered moderate by the Telefónica Group, except in Venezuela, but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible fiscal deterioration) but there is no assurance that this will be the case.

- *Brazil*: fiscal sustainability and increased economic intervention remain the main domestic risk. Despite recently announced measures to curb public spending, tax reforms aimed at simplifying the indirect tax system and promoting stronger and sustainable economic growth and an upward revision of Brazil's credit rating outlook by Moody's, volatility surrounding fiscal sustainability has increased. Moreover, inflation expectations have continued to deteriorate following the poor performance of the Brazilian real in a context of fiscal volatility, paving the way for further interest rate hikes and increasing the risks of a more pronounced economic slowdown.

- *Chile, Colombia, Peru and Ecuador*: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. If inflation is more persistent than expected, this could limit central banks' ability to respond to an abrupt drop in activity levels and could also increase the risk of financial instability. Political uncertainty has decreased in Chile, following the rejection of a proposed new Constitution in December 2023, but the maintenance of the former status quo could give rise to new social demands. A presidential election is due to take place in November 2025 (and a runoff election may follow in December 2025). In Colombia, the structural reforms promoted by Colombia's government are expected to be more market friendly due to the weakening of the government coalition. In Peru, the government succeeded in reducing the social protests against the installation of the current administration, although it

remains politically weak. In Ecuador, presidential and legislative elections were held in February 2025. The election took place against a backdrop of unprecedented social and economic challenges, as well as armed conflicts between the government and several organized crime groups. A run-off presidential election will be held in April 2025.

As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where Telefónica operates may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group has experienced and, in the future, could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.

In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2024, represented 16.4% of the Group's total assets), deferred tax assets (which as of December 31, 2024, represented 6.6% of the Group's total assets) or other assets, such as intangible assets (which represented 9.8% of the Group's total assets as of December 31, 2024), and property, plant and equipment (which represented 21.3% of the Group's total assets as of December 31, 2024). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2024, Telefónica recorded impairment losses on intangible assets and property, plant and equipment in Argentina in an aggregate amount of 1,274 million euros and impairment losses on goodwill in an aggregate amount of 866 million euros with respect to the cash-generating units in Chile (397 million euros), Peru (226 million euros), Telefónica Tech UK & Ireland (192 million euros) and BE-terna Group (51 million euros). Likewise, impairment losses were recorded in Peru in 2024, including impairment losses on intangible assets (54 million euros) and on goodwill allocated to the fiber optics business (34 million euros), as well as a reversal of deferred tax assets for loss carryforwards (91 million euros). Additionally, following the analysis of the recoverability of the assets of Pangea (the wholesale fiber optic company in Peru) at the end of 2024, an impairment of property, plant and equipment amounting to 108 million euros has been recorded, as well as a reversal of deferred tax assets amounting to 13 million euros (see Notes 2, 6, 7, 8, 25 and 30 to the Consolidated Financial Statements). In 2023, impairment losses in the goodwill of Telefónica Ecuador



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

were recognized for a total of 58 million euros. In addition, VMO2, Telefónica's 50:50 joint venture with Liberty Global in the United Kingdom, recorded in 2023 an impairment of goodwill amounting to 3,572 million euros, with a negative impact of 1,786 million euros on the share of (loss) income of investments accounted for by the equity method in the consolidated income statement of the Group in 2023.

In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement.

Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.

The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.

The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2024, the Group's gross financial debt amounted to 38,782 million euros (37,061 million euros as of December 31, 2023), and the Group's net financial debt amounted to 27,161 million euros (27,349 million euros as of December 31, 2023). As of December 31, 2024, the average maturity of the debt was 11.3 years (11.6 years as of December 31, 2023), including undrawn committed credit facilities.

A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly to obtain in the event of a deterioration of conditions in the

international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the reputation, solvency or operating performance of Telefónica.

As of December 31, 2024, the Group's gross financial debt scheduled to mature in the following 12 months amounted to 5,590 million euros and the gross financial debt scheduled to mature in 2026 amounted 2,607 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2024. As of December 31, 2024, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,017 million euros (10,634 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of December 31, 2024, 3.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2025.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Finally, any downgrade in the Group's credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.

The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to interest rates or foreign currency exchange rates.

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); (ii) the value of long-term liabilities at fixed interest rates; and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.

In nominal terms, as of December 31, 2024, 83% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of debt related interest payments for the last 12 months excluding leases was 3.32% as of December 31, 2024 compared to 3.80% as of December



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

31, 2023. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2024: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 41 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached) would have led to a reduction in financial expenses of 41 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.

Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed against the euro would result in exchange gains of 42 million euros as of December 31, 2024 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 42 million euros as of December 31, 2024. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2024 taking into account derivative instruments in place.

In 2024, the evolution of exchange rates (without considering the effects of hyperinflationary countries) had a negative impact in the year-on-year growth of the Group's consolidated revenues and EBITDA, subtracting 2.2 percentage points and 2.9 percentage points respectively (in 2023 it had a positive impact of 0.2 percentage points on year-on-year revenue growth and no impact at the EBITDA level). Furthermore, translation differences in 2024 had a negative impact on the Group's equity of 959 million euros (positive impact of 37 million euros in 2023).

The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may

adversely affect its business, financial condition, results of operations and/or cash flows.

Legal and Compliance Risks.

Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.

The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.

Telefónica Brazil maintained provisions for tax contingencies amounting to 314 million euros and provisions for regulatory contingencies amounting to 179 million euros as of December 31, 2024. In addition, Telefónica Brazil faces possible tax and regulatory contingencies for which no provisions are made (see Note 24.c. "Provisions—Other Provisions—Telefónica Brazil" and Note 25 "Tax matters—Tax Litigation in Telefónica Brazil" to the Consolidated Financial Statements).

(see Note 24c. Other Provisions and Note 25-Tax Litigation in Telefónica Brazil, to the Consolidated Financial Statements). The Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of Telefónica's estimates will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 (Tax matters) and 29 (Other information) to the Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 Provisions of the Consolidated Financial Statements.

Telefónica Group is also party to certain litigation in Peru concerning certain previous years' income taxes in respect of which Telefónica has been notified that the judicial resolutions which resolve the contentious administrative processes are unfavorable to the Group and will require it to pay taxes related to prior years. At the end of the relevant proceedings, the Tax



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



Administration, through an administrative act, has not yet finally determined the amount of the payment obligation. The total provision as of December 31, 2024 amounted to 2,739 million Peruvian soles (approximately 700 million euros at the exchange rate at such date).

An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

Increased scrutiny and changing expectations from stakeholders, evolving reporting and other legal obligations and compliance with the Telefónica Group's own goals regarding ESG matters, may expose the Telefónica Group to various risks.

The Telefónica Group may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to ESG issues. Further, expectations and requirements may differ from region to region, may be based on diverging calculation or other criteria and may experience material changes as they still are at their emerging phase.

Further, the Telefónica Group's disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its CO_2 emission reduction targets) exposes it to the risk that it will fail to achieve these objectives and initiatives.

Although the Telefónica Group is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its CO_2 emission reduction targets), the Telefónica Group's reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA") and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or

securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.

In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.

Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union, the United States, including by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC) and the United Kingdom. Sanctions restrict the Group's business dealings with certain countries, territories, individuals and entities and may impose certain trade restrictions, among others, export and/or import trade restrictions to certain goods and services. In this context, the provision of goods and services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions. Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.

Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible.



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

In this regard, Telefónica cooperates with governmental authorities in connection with the enforcement of anti-corruption laws. For example, certain companies within the Group have been the subject of corruption investigations and charges in the past, one of which recently resulted in a financial penalty. See Note 29 b)-Other Proceedings to the Consolidated Financial Statements.

Failure to comply with anti-corruption laws and sanctions regulations could lead to further financial penalties, termination of government contracts, and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Annual Corporate Governance Report



Consolidated management report



Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

**4.
Annual Corporate Governance Report**

5.
Annual Report on Remuneration of the Directors

6.
Other information

Annual Corporate Governance Report



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

4.1. Main aspects of Corporate Governance in 2024 and 2025

4.1.1. Corporate Governance System

Telefónica's basic corporate governance system principles are set forth in its Bylaws, in the Regulations of its Board of Directors, in the Regulations for the General Shareholders' Meeting, in the Regulations for the Audit and Control Committee, in the Regulations for the Nominating, Compensation and Corporate Governance Committee, in the Internal Code of Conduct for Securities Markets Issues, and in certain Policies relating to this matter; particularly noteworthy, among others, are the Diversity Policy in relation to the Board of Directors and the Selection of Board Members, the Disclosure, Contact and Engagement Policy for Shareholders, Institutional Investors and Proxy Advisors, the Remuneration Policy of the Directors of Telefónica, S.A. and the Responsible Business Policy. These regulations determine the action principles of the Board of Directors, govern its organization and operation and set the rules of conduct of its members.

The principles underlying Telefónica's corporate governance system are the following:

a. the maximization of the value of the Company in the interest of the stakeholders,

b. the essential role of the Board of Directors in the supervision of the management of the Company, and

c. transparency as regards information in relations with its stakeholders including employees, shareholders, investors and customers, among others.

In this regard, the Board of Directors will take the necessary measures to ensure: (i) that the Company's management team pursues the creation of value for the shareholders, (ii) that such management team is under its actual supervision, (iii) that no person or small group of persons holds a decision-making power that is not subject to checks and balances or controls, and (iv) that any shareholder receives privileged treatment compared to the others.

4.1.2. Continuous improvement of Corporate Governance

Telefónica undertakes the firm commitment to continuously improve its corporate governance framework by expanding, enhancing and consolidating best practices in this subject.

To this end, the Company carries out an ongoing analysis and review of its corporate governance structures and the degree of compliance with the main recommendations existing in the subject of good governance, always in consideration of possible initiatives to make short and medium term improvements and seeking out the formula for governance that best defends the interests of its shareholders and sustainable value creation.

In this context, Telefónica has adopted, among others, the following decisions and measures:

i) the implementation of the new recommendations of Technical Guide 1/2024 on Public Interest Audit Committees and the appointment by the Board of Directors of a verifier of the Company's Sustainability Information, in anticipation of the Draft Law on Corporate Information on Sustainability;

ii) the progressive renewal of the Board of Directors through the appointment of new Directors who possess the necessary knowledge, experience, and professional background to contribute to the success of the Telefónica Group's project in the coming years and to face the challenges that will arise in the telecommunications sector, as well as the reorganization of various positions within the Board of Directors, including the appointment of Mr. Marc



Consolidated management report


Index



1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

Thomas Murtra Millar as the new Executive Director and Chairman of the Board, Ms. María Luisa García Blanco as Chairwoman of the Audit and Control Committee, Mr. Peter Löscher as Lead Independent Director, and Mr. Carlos Ocaña Orbis as the new Proprietary Director, at the request of the Sociedad Estatal de Participaciones Industriales (SEPI);

iii) the continuous implementation of a Training Program to all members of its Board of Directors in those matters that have been deemed appropriate; and

iv) the update of part of the regulations and internal policies of the Company in those matters where it has been required.

The detail of the matters indicated in the above paragraphs is given below:

> New Technical Guide 1/2024 on Public Interest Audit Committees

In the 2024 financial year, significant corporate governance improvements have been adopted in the areas of auditing and sustainability. In particular, the Company has taken into consideration the new recommendations included in Technical Guide 1/2024 on Public Interest Audit Committees, prepared by the National Securities Market Commission. Among other improvements, this has led to the review of the content of the annual report on the activities of the Audit and Control Committee for the 2024 fiscal year. Furthermore, in the area of sustainability, the Board of Directors, anticipating the Draft Law on Corporate Information on Sustainability, which is currently in the parliamentary process (and will amend the Commercial Code, the Capital Companies Act, and the Audit Act, and which transposes into Spanish law Directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022, amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC, and Directive 2013/34/EU) as regards corporate sustainability reporting, resolved on December 11, 2024 the appointment of the verifier of the Company's Sustainability Information for the said fiscal year.

> Changes related to the composition of the Board of Directors and its Committees

Following the vacancy on the Board of Directors due to the voluntary resignation of Independent Director Ms. Carmen García de Andrés, for personal reasons and to facilitate the renewal of the Company's governing body, the Board of Directors, following the favorable report of the Nominating, Compensation and Corporate Governance Committee, approved on May 8, 2024 the appointment of Mr. Carlos Ocaña Orbis as new Proprietary Director, at the request of

the Sociedad Estatal de Participaciones Industriales (SEPI).

Additionally, in light of the Company's new shareholder structure and the expressed preference of some relevant shareholders to initiate a new phase in the executive chairmanship, on January 18, 2025, the Board of Directors of Telefónica, following the favorable report of the Nominating, Compensation and Corporate Governance Committee, agreed to: (i) the orderly renewal of the Company's chairmanship to align it with its new shareholder structure; and (ii) the appointment of Mr. Marc Thomas Murtra Millar as the Company's Executive Director, also appointing him as Executive Chairman of the Board of Directors and delegating all delegable powers to him, replacing the former Executive Chairman, Mr. José María Álvarez-Pallete López, who resigned at that same meeting.

Furthermore, the CNMV Technical Guide 1/2019 on nomination and remuneration committees recommends that in companies with a lead independent director, this person should be a member of the Nominating, Compensation and Corporate Governance Committee or, alternatively, that this Committee maintains regular contact with him. In this regard, on January 29, 2025, the Board of Directors, with the abstention of the Executive Directors and at the proposal of the Nominating, Compensation and Corporate Governance Committee, agreed to appoint as Lead Independent Director to the Independent Director, Mr. Peter Löscher (Chairman of the Nominating, Compensation and Corporate Governance Committee), replacing Mr. José Javier Echenique Landiríbar.

Additionally, on January 29, 2025, the Audit and Control Committee, replacing Mr. José Javier Echenique Landiríbar, agreed to appoint Independent Director Ms. María Luisa García Blanco as Chairwoman of the said Committee. This appointment not only reinforces the Company's commitment to gender diversity but also underscores the importance of the essential criteria of merit and capability in all selection processes carried out at Telefónica.

> Training and Information Programmes

Telefónica continually offers all members of its Board of Directors training programmes and refresher courses on those aspects of special importance to the performance of their duties.

In this regard, throughout the 2024 financial year, training and information sessions have been imparted to the members of the Board of Directors and of the Board Committees by external consultants and internal teams related to the following topics, among others:



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

- Artificial Intelligence (AI):

  - Training session on AI from a technical perspective, on March 3, 2024.

  - Training session on AI from a legal perspective, on March 5 and May 6, 2024.

  - Training session on the AI market and challenges, on March 19, 2024.

  - Training session on AI trends, on May 29, 2024.

- Risk Management: Training session on the Telefónica Group's Risk Management Model, on July 29 and December 10, 2024.

- Sustainability: Training session on regulations in the field of sustainability and the interoperability of the different standards applicable to the Telefónica Group, on September 24, 2024.

- Knowledge of the Brazilian market and Telefónica Brasil (Vivo) in São Paulo (Brazil), in November 2024, on the occasion of an Offsite Strategic Board of Directors meeting.

On the other hand, when new Directors join the Board Members, Telefónica makes the relevant Company information available to them. The purpose is for new member of the Board of Directors or its Committees can have the right support they need to rapidly get up to speed regarding the Company and its Group, in such way that from they can actively and effectively perform their duties immediately after their appointment.

Among the documentation provided to new Board Members are the following: (i) the basic corporate regulations (Bylaws, Regulations for the General Shareholders' Meeting, Regulations of the Board of Directors, Regulations of the Audit and Control Committee, and Regulations for the Nominating, Compensation and Corporate Governance Committee. Similarly, the Diversity Policy in relation to the Board of Directors and the Selection of Board Members, the Remuneration Policy of the Directors, and the Disclosure, Contact and Engagement Policy for Shareholders, Institutional Investors and Proxy Advisors); (ii) the Internal Code of Conduct for Securities Markets Issues (RIC), which establishes a series of communication obligations and restrictions on carrying out operations with securities issued by companies of the Telefónica Group; and (iii) the Schedule of ordinary sessions of the Board of Directors and of the Board Committees.

Internal sessions are also organised with the representatives of the most relevant areas so that they are familiar with the details and functioning of the Board of Directors and its Committees, as appropriate.

> Update of Corporate Regulations and Policies

During the financial year 2024, the Board of Directors has approved, among others, the following corporate regulations and policies: (i) update of the Regulatory and Organizational Framework Policy of Telefónica; (ii) update of the Global Privacy Policy; and (iii) new Global Environmental and Energy Policy.



Consolidated
management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information



4.1.3. Main aspects of the Board of Directors

As of the date of drawing up of this Report, the Board of Directors of Telefónica, S.A. is composed of 14 members, with one vacancy following the passing of the Vice-Chairman and Lead Independent Director, Mr. José Javier Echenique Landiríbar on December 15, 2024.

The current composition of the Board of Directors and of each of its Committees is detailed below.

Name	Post	Board of Directors				Board Committees			
		Executive	Proprietary	Independent	Other External	Executive Commission	Audit and Control	Nominating, Compensation and Corporate Governance	Sustainability and Regulation
Mr. Marc Thomas Murtra Millar [1]	Chairman	X				C			
Mr. Isidro Fainé Casas	Vice-Chairman		X			VC			
Mr. José María Abril Pérez	Vice-Chairman		X			VC			M
Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	X				M			
Ms. María Luisa García Blanco [2]	Member			X			C	M	M
Mr. Peter Löscher [3]	Member			X		M	M	C	
Mr. Carlos Ocaña Orbis [4]	Member		X			M	M		
Ms. Verónica Pascual Boé	Member			X				M	
Mr. Francisco Javier de Paz Mancho	Member				X	M		M	C
Mr. Alejandro Reynal Ample	Member			X					
Mr. Francisco José Riberas Mera	Member			X					
Ms. María Rotondo Urcola	Member			X			M		M
Ms. Claudia Sender Ramírez	Member			X		M			
Ms. Solange Sobral Targa	Member			X					M

C	Chairman
VC	ViceChairman
M	Member

1 The Board of Directors of Telefónica, S.A., at its meeting held on January 18, 2025, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, resolved to appoint, by co-optation, Mr. Marc Thomas Murtra Millar as Executive Chairman of Telefónica, S.A.'s Board of Directors, replacing Mr. José María Álvarez-Pallete López.

2 The Audit and Control Committee of Telefónica, S.A., at its meeting held on January 29, 2025, agreed to appoint Ms. María Luisa García Blanco as Chairwoman of the aforementioned Committee.

3 The Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A., at its meeting held on February 20, 2024, resolved to appoint Mr. Peter Löscher as Chairman of the aforementioned Committee, replacing Mr. José Javier Echenique Landiríbar, who remained as a Member of the aforementioned Committee until December 15, 2024. Likewise, the Board of Directors of Telefónica, S.A., at its meeting held on January 29, 2025, at the proposal of the Nominating, Compensation and Corporate Governance Committee, resolved to appoint Mr. Peter Löscher as Lead Independent Director.

4 The Board of Directors of Telefónica, S.A., at its meeting held on May 8, 2024, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, resolved to appoint, by co-optation, Mr. Carlos Ocaña Orbis as Proprietary Director to the Board of Directors of Telefónica, S.A., nominated by the shareholder Sociedad Estatal de Participaciones Industriales (SEPI), in order to fill the vacancy resulting from the resignation from Ms. Carmen García de Andrés. Likewise, the Board of Directors, at its meeting held on May 8, 2024, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, resolved to appoint Mr. Carlos Ocaña Orbis as Member of the Executive Commission and Member of the Audit and Control Committee.



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

Below are some aspects regarding diversity on the Board of Directors of Telefónica, S.A.:

% Directors with the following Knowledge and Skills



% Directors with Professional Experience in the following sectors



Nationality

Spanish	🇪🇸	11
Austrian	🇦🇹	1
Brazililan	🇧🇷	2



Consolidated
management report


Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

It is detailed below the individual attendance of directors at meetings of the Board of Directors and each of its Committees during the year 2024.

Attendance at meetings of the Board and its Committees in 2024

Name	Board of Directors	Executive Commission	Audit and Control	Nominating, Compensation and Corporate Governance	Sustainability and Regulation
		Board Committees			
Mr. José María Álvarez-Pallete López	15/15	17/17			
Mr. Isidro Fainé Casas	14/15	17/17			
Mr. José María Abril Pérez	15/15	17/17			10/10
Mr.Ángel Vilá Boix	15/15	17/17			
Ms. María Luisa García Blanco	15/15		14/14	12/12	10/10
Mr. Peter Löscher	15/15	16/17	13/14	12/12	
Mr. Carlos Ocaña Orbis	9/9		9/9		
Ms. Verónica Pascual Boé	15/15			12/12	
Mr. Francisco Javier de Paz Mancho	15/15	17/17		12/12	10/10
Mr. Alejandro Reynal Ample	14/15				
Mr. Francisco José Riberas Mera	12/15				
Ms. María Rotondo Urcola	15/15		14/14		10/10
Ms. Claudia Sender Ramírez	15/15	16/17			
Ms. Solange Sobral Targa	15/15				10/10

Note. The table details the attendance of directors who have personally attended the meetings of the Board of Directors or its committees, not counting the attendance of directors made by proxy.

The **total number of meetings held by the Board of Directors and the Committees in 2024** amounted **more than 60**, demonstrating the intense activity of these bodies and the Directors's firm undertaking to perform their duties with dedication and commitment.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

4.2. Ownership Structure

4.2.1. Share Capital

As of December 31, 2024, the share capital of Telefónica, S.A. was set at 5,670,161,554 euros and is divided into 5,670,161,554 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

On May 13, 2024, the share capital reduction deed was registered, for an amount of 80,296,591 euros, in which 80,296,591 own shares that were in treasury stock were redeemed, with a nominal value of 1 euro each. Following the share capital reduction, the share capital was set at 5,670,161,554 euros.

The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).

As of December 31, 2024, the total number of shareholders of Telefónica, S.A. amounted to 1 million, and the distribution by investors categories was as follows:

Investor Category	% Share Capital
Domestic Institutional	33 %
Foreign Institutional	38 %
Retail	29 %

Treasury shares

At its meeting held on May 31, 2017, the Board of Directors of the Company approved the General Framework for Discretionary Treasury Shares Operations of Telefónica, S.A., as provided in articles 16.2 and 17.6 of Telefónica's Internal Code of Conduct for Securities Markets Issues (the "IRC").

Such General Framework sets forth the discretionary action principles for the management of treasury shares, observing and respecting the provisions of the above-mentioned Code, particularly as regards restrictions on price, volume and timing of the transactions.

As of the closing date of the 2024 fiscal year, the number of direct shares held as treasury shares stood at 26,874,751 (0.47% of the share capital).

As for the changes in treasury shares that occurred during the fiscal year, see Note 17 (Equity) of the Consolidated Accounts of Telefónica, S.A. for fiscal year 2024.

Furthermore, and in connection with the authorization granted to the Board of Directors by the shareholders at the General Shareholders' Meeting to acquire the Company's own shares, the shareholders acting at the Ordinary General Shareholders' Meeting of Telefónica held on March 31, 2023 resolved to renew the aforementioned authorization granted by the shareholders themselves at the General Shareholders' Meeting of June 8, 2018 for the derivative acquisition of own shares, either directly or through companies of the Group, on the terms that are literally set forth below:

"A) To authorize, pursuant to the provisions of Section 144 et seq. of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A., -either directly or through any of the subsidiaries–, at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum acquisition price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders' Meeting and is expressly subject to the limitation that the par value of the Company's own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company's own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company's shares.

B) *To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.*

C) *To deprive of effect, to the extent of the unused amount, the authorization granted under Item V on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on June 8, 2018."*

Authorisation to increase share capital

As regards the authorizations conferred in respect of the share capital, and in addition to the authorization already described to acquire the Company's own shares, the shareholders acting at the Ordinary General Shareholders' Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders' Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2024, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.

Furthermore, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A., held on June 12, 2020, delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company's Bylaws, the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, which may in all cases be simple, exchangeable and/or convertible and/or grant the holders thereof a share in the earnings of the Company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.

Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.

Restrictions on the transferability of securities and/or voting rights

As for the existence of restrictions on the transfer of securities and/or voting rights, in accordance with article



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

26 of the Company's Bylaws, no shareholder may exercise a number of votes exceeding 10 percent of the total share capital with voting rights existing at any time, regardless of the number of shares held, all of the foregoing with full and mandatory submission to the provisions of the Law. In determining the maximum number of votes that each shareholder may cast, only the shares held by the shareholder in question shall be computed, not including those held by other holders who have delegated their representation to that shareholder, without prejudice to the application of the same percentage limit of 10 percent to each of the shareholders represented individually.

The limitation established in the preceding paragraph shall also apply to the maximum number of votes that may be cast -either jointly or separately- by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or legal entity that is a shareholder, and the entity or entities, also shareholders, that the former directly or indirectly controls.

For the purposes indicated in the preceding paragraph, in order to consider the existence of a group of entities, as well as the control situations indicated above, the provisions of section 18 of the Companies Act shall apply.

Establishing in the Bylaws the maximum number of votes that may be cast by the same shareholder or by shareholders belonging to the same group (article 26 of the Bylaws) is warranted because the purpose of such measure is to establish an appropriate balance and to protect the position of minority shareholders, preventing a possible concentration of votes on a small number of shareholders, which could affect the furtherance of the corporate interest or the interest of all the shareholders as a guide for the actions of the shareholders at the General Shareholders' Meeting. Telefónica believes that this measure does not constitute a mechanism to block public tender offers but rather a guarantee that the acquisition of control will require sufficient consensus among all the shareholders since, as is natural and may be seen from experience, potential offerors may condition their offer to the removal of such requirement.

In addition, and in accordance with section 527 of the Companies Act, at listed companies, bylaw provisions that directly or indirectly establish, in general terms, the maximum number of votes that may be cast by a single shareholder, companies belonging to the same group or those acting in concert with the foregoing shall cease to have effect when, following a public tender offer, the offeror has reached a percentage equal to or greater than 70 percent of the capital carrying voting rights, unless such offeror is not subject to equivalent neutralization measures or has not adopted them.

On the other hand, the shareholders at a General Shareholders' Meeting of Telefónica, S.A. have not resolved to adopt any neutralization measure in the event of a public tender offer in reliance on the provisions of the Securities Market Act.

In addition, the provisions of Article 7 of Law 19/2003 of July 4, 2003 on the legal regime governing the movement of capital and economic transactions abroad and on certain measures to prevent money laundering and Article 18 of Royal Decree 571/2023 of July 4, 2003 on foreign investment, which require prior authorisation for foreign investments in Spain in activities directly related to national defence, are applicable. This authorisation is exempted in two cases: (a) acquisitions of less than 5% of the share capital provided that they do not allow participation in the administrative body and (b) acquisitions of between 5% and 10% of the share capital provided that the investor renounces in a public deed before the Administration not to exercise or transfer to third parties its voting rights and not to form part of any corporate administrative bodies.

Likewise, the provisions of Article 7.bis.1 of the aforementioned Law 19/2003 must be taken into account, which requires prior authorisation for foreign investment involving the acquisition of a stake equal to or greater than 10% of the share capital (or any that entails the acquisition of total or partial control) when it affects strategic sectors such as: critical telecommunications infrastructure, data processing or storage, critical and dual-use telecommunications technologies, artificial intelligence, robotics, cybersecurity, sectors with access to sensitive information, etc. Article 7.bis.3 of this Law requires prior authorisation for foreign investments with the same percentage or effect on the control of the company when, among other cases, the foreign investor is directly or indirectly controlled by the government of a third country.

In both cases, investment transactions carried out without the required prior authorisation are not valid and have no legal effect until they are legalised, so that, until the necessary authorisation is obtained, the foreign investor cannot exercise his economic or political rights.

4.2.2. Significant Shareholders

According to the information existing at the Company, there is no individual or legal entity that directly or indirectly, individually or jointly with others, exercises or may exercise control over Telefónica on the terms set out in section 5 of the Securities Market Act.

As of the date of drawing up of this Report, there are, however, certain shareholders holding interests that may be considered significant within the meaning of Royal Decree 1362/2007, of October 19, and which are the following:



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

Name or corporate name of shareholder	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect	
Sociedad Estatal de Participaciones Industriales [*]	10	0.00	0.00	0.00	10.00
Criteria Caixa, S.A.U. [**]	9.99	0.00	0.00	0.00	9.99
Banco Bilbao Vizcaya Argentaria, S.A. [***]	4.93	0.00	0.00	0.00	4.93
Public Investment Fund. [****]	0.00	9.97	0.00	0.00	9.97
BlacRock, Inc. [*****]	0.00	3.09	0.00	1.20	4.29

(*)Based on the information notified by Sociedad Estatal de Participaciones Industriales (SEPI) for the 2024 Annual Report on Corporate Governance of Telefónica, S.A.

(**) Based on the information provided by Criteria Caixa, S.A.U. for the 2024 Annual Report on Corporate Governance of Telefónica, S.A. Likewise, and without this implying an incremental or additional participation, Fundación Bancaria Caixa d'Estalvis i Pensions de Barcelona, as the sole shareholder of Criteria Caixa, S.A.U., holds the same participation indirectly.

(***) Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. for the Annual Corporate Governance Report of Telefónica, S.A. for the 2024 financial year. Furthermore, according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to the shares of Telefónica, S.A. owned by BBVA at December 31, 2024, it would increase by 0.231% without voting rights of the company's share capital.

(****) Based on the information notified by Public Investment Fund to the CNMV on February 6, 2025, Public Investment Fund's indirect stake is held through Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company which in turn is controlled by Public Investment Fund).

(*****) Based on the information notified by BlackRock, Inc. to the CNMV on November 25, 2024.

Breakdown of indirect interest:

Name or corporate name of indirect owner	Name or corporate name of direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights
Public Investment Fund	Green Bridge Investment Company SCS	9.97	0.00	9.97
BlackRock, Inc.	BlackRock Group	3.09	1.20	4.29

It is hereby stated for the record that Telefónica is not aware of the existence of family, commercial, contractual or corporate relationships (whether significant or not arising in the ordinary course of business) among the holders of significant interests in its share capital.

Below is a description of the commercial, contractual or corporate relationships existing between the holders of significant interests and Telefónica, S.A. and/or its Group of companies (except for those of little significance or arising in the ordinary course of business):



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Name of related party	Nature of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with CaixaBank, S.A., in Telefónica Factoring España, S.A., TFP, S.A.C., Telefónica Factoring Colombia, S.A., Telefônica Factoring do Brasil, Ltda.,Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., Telefonica Factoring Chile, S.A. (indirectly through Telefónica Factoring España, S.A.) and Telefónica Factoring Ecuador, S.A. (indirectly through TFP, S.A.C.).
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.L.U., in Adquira España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Memorandum of understanding executed by Telefónica Digital España, S.L.U. with the aim of exploring a potential collaboration to offer loans to consumers and SME in Argentina, Colombia, and Perú.
Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Financial Collaboration Agreement signed with Banco Bilbao Vizcaya Argentaria, S.A., with special conditions for the Employees, Retirees and Pre-retirees group of the Telefónica Group.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint venture agreement executed between Telefónica Innovación Digital, S.L.U. (previously called Telefónica Digital España, S.L.U.) and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country. On January 5, 2021, this company was incorporated as a 50% joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S.



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

Similarly, below is a description of the relationships and/or positions of some of the Directors of Telefónica, S.A. with its significant shareholders:

Name or company name of related director or representative	Name of company name of related significant shareholder	Company name of the group company of the significant shareholder	Description of relationship/post
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Wholesale and Investment Banking in Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	Criteria Caixa, S.A.U.	Criteria Caixa, S.A.U.	Chairman of Criteria Caixa, S.A.U.

Remarks
Mr. José María Abril Pérez Name or company name of the shareholder represented or that has proposed their appointment: Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas Name or company name of the shareholder represented or that has proposed their appointment: Criteria Caixa, S.A.U.

4.2.3. Directors' Shareholdings

As of December 31, 2024, the total percentage of voting rights (attributed to shares and financial instruments) held by the Board of Directors was 0.41%.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

4.3. General Shareholders' Meeting

4.3.1. Shareholders' Rights

The Bylaws of Telefónica, S.A. provide for a single class of shares (common shares), giving all the holders thereof identical rights. There are no non-voting shares or shares, or a loyalty vote, carrying more than one vote or with privileges in the distribution of dividends, or reinforced quorum or qualified majorities other than those established by law.

There is no provision for the shareholders at a General Shareholders´ Meeting having to approve decisions entailing an acquisition, disposition or the contribution to another company of essential assets or similar corporate transactions other than those established by law.

This section describes some of the main rights of the shareholders of the Company.

Right to receive information

The General Shareholders' Meeting is called as much in advance as required by law, through a notice published in, at a minimum: (i) the Official Gazette of the Commercial Registry or one of the widest circulation dailies in Spain; (ii) the website of the National Securities Market Commission; and (iii) the Company's corporate website.

The notice published on the Company's corporate website remains accessible on a continuous basis at least until the holding of the General Shareholders' Meeting. Likewise, the Board of Directors may publish notices in other media, if it deems appropriate, in order to ensure public and effective dissemination of the call to meeting.

From the date of publication of the notice of the call to the General Shareholders' Meeting, the Company makes available to its shareholders the documents and information that must be provided to them in accordance with legal or bylaw-mandated requirements in connection with the various items included on the Agenda; such items and documents are posted on the Company's website from the above-mentioned date. Notwithstanding the foregoing, shareholders may obtain such documents and information immediately and free of charge at the Company's registered office, and request that they be delivered or mailed to them free of

charge, in the cases and on the terms established by law.

In addition, from the date of publication of the call to the General Shareholders' Meeting and until the fifth day prior to the date set for the holding of the meeting on first call, any shareholder may request in writing such information or clarifications or ask such questions in writing as it deems relevant concerning the matters included on the Agenda of the call to meeting, or concerning the information accessible to the public that the Company may have provided to the National Securities Market Commission since the holding of the immediately preceding General Shareholders' Meeting, or concerning the auditor's report.

The Board of Directors will be required to provide in writing, until the day of the holding of the General Shareholders' Meeting, the requested information or explanations, as well as to reply, also in writing, to the questions asked. The replies to the questions and to the requests for information will be sent through the Secretary of the Board of Directors by any of the members of the Board or by any person expressly authorized by the Board of Directors for such purpose.

During the holding of the General Shareholders' Meeting, shareholders may request such information or explanations as they deem appropriate concerning the matters included on the Agenda or with respect to the information accessible to the public provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting or concerning the auditor's report. In the event that it is impossible to satisfy the shareholder's right at that time, the Board of Directors will be required to provide such information in writing within seven days of the end of the General Shareholders' Meeting.

The Board of Directors will be required to provide the requested information as described in the two preceding paragraphs in the manner and within the periods established by law, except in those cases where: (i) such information is unnecessary for the protection of the shareholder's rights or there are objective reasons to consider that it could be used other than for corporate purposes, or the dissemination thereof would harm the Company or its related companies; (ii) the request for information or explanations does not relate to matters



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



included on the Agenda or, in the case of paragraph two of this subsection (Right to Receive Information), to information accessible to the public that was provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting; and (iii) it is so established in statutory or regulatory provisions. The exception described in subsection (i) above shall not apply if the information was requested by shareholders representing at least one-fourth of the share capital.

The replies to shareholders attending the General Shareholders' Meeting from a distance electronically and simultaneously and exercising their right to receive information through such procedure shall be provided, where applicable, during the meeting itself, or in writing, within seven days following the General Shareholders' Meeting.

Supplement to the call to the General Shareholders' Meeting and right to submit new proposal for resolutions

Shareholders representing at least three percent of the share capital may request that a supplement to the call to the Ordinary General Shareholders' Meeting be published, including one or more items on the Agenda, provided the new items are accompanied by a rationale or, if appropriate, by a duly substantiated proposed resolution. In addition, and on the terms set forth in section 519 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least three percent of the share capital may, within five days following publication of the notice of the call to meeting, submit duly substantiated proposed resolutions on matters already included or that must be included on the Agenda. Such rights shall be exercised by means of duly authenticated notice, which must be received by the Company in accordance with the provisions of the Law.

Right to attend and to appoint a proxy

Shareholders holding at least 300 shares registered in their name in the respective book-entry register five days prior to the General Shareholders' Meeting and providing evidence thereof through the respective attendance card or certificate issued by the Company or by any of the Depositary Entities Members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) or in any other form allowed by applicable legislation may attend the General Shareholders' Meeting called.

Any shareholder having the right to attend may be represented at the General Shareholders' Meeting by another person, even if such person is not a shareholder. Proxies may be granted through the proxy forms printed on the attendance cards or in any other manner allowed by law, without prejudice to the provisions of the Companies Act regarding cases of representation by

family members and the grant of general powers of attorney. The documents granting the proxy for the General Shareholders' Meeting shall include instructions concerning the direction of the vote. Unless the shareholder granting the proxy expressly states otherwise, it shall be deemed that such shareholder issues precise voting instructions in favor of the proposed resolutions submitted by the Board of Directors on the matters included on the Agenda. If there are no voting instructions because the shareholders acting at the General Shareholders' Meeting could decide on matters that, while not included on the Agenda and therefore not known on the date on which the proxy is granted, might be put to a vote at the General Shareholders' Meeting, the proxy shall cast the vote in the direction the proxy considers best, taking into account the interest of the Company and that of the shareholder the proxy represents. The same provisions shall apply when the respective proposal or proposals submitted to a decision of the shareholders at the General Shareholders' Meeting were not made by the Board of Directors.

It is expressly stated for the record that the notice of call of the last Ordinary General Shareholders' Meeting expressly provided that unless the shareholder granting the proxy expressly stated otherwise, such shareholder would be deemed to issue precise instructions to vote against the respective resolution on any matter that, while not included on the Agenda and therefore not known on the date on which the proxy was granted, might be put to a vote at the General Shareholders' Meeting.

If the proxy document does not state the specific person to whom the shareholder grants his proxy, it shall be deemed to have been granted to the Chair of the Board of Directors of the Company or to the person who may replace him as Chair of the General Shareholders' Meeting. If the appointed proxy should be in a situation of conflict of interest regarding the vote on any of the proposals which, whether or not included on the Agenda, are submitted at the General Shareholders' Meeting and the shareholder granting the proxy has not issued precise voting instructions, the proxy shall be deemed to have been granted to the Secretary for the General Shareholders' Meeting.

Shareholders who are not holders of the minimum number of shares required to attend may also grant a proxy in writing with respect to such shares to a shareholder with the right to attend or form a group with other shareholders in the same situation until they have the necessary number of shares, and grant a proxy in writing to one of them.



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Right to vote and adoption of resolutions

Every share present in person or by proxy at the General Shareholders' Meeting shall entitle the holder thereof to one vote.

Resolutions shall be adopted by simple majority, meaning that proposed resolutions will be approved when the number of votes in favor of each proposal is greater than the number of votes against it (regardless of the number of blank votes and abstentions), without prejudice to the reinforced voting quorums established in the law and in the Bylaws.

Rules for amending the Company's Bylaws

The Bylaws and Regulations for the General Shareholders' Meeting of Telefónica confer upon the shareholders acting at a General Shareholders' Meeting the power to approve the amendment of the Bylaws (articles 15 and 5, respectively), subject to applicable legal provisions for all other matters.

The procedure for amending the Bylaws is established in sections 285 and seq. of the Companies Act, and must be approved at the General Shareholders' Meeting complying with the quorum and majorities required in sections 194 and 201 of the same law. In particular, if the General Shareholders' Meeting is summoned to deliberate on Bylaw amendments, including capital increases or reductions, bond issuance, on eliminating or restricting pre-emptive rights in respect of new shares and on the transformation, merger, spin-off or the global assignment of assets and liabilities and the relocation of the registered office abroad, then shareholders that own at least fifty percent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, the General Shareholders' Meeting will be held on second call, in which case at least twenty-five percent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders that represent less than fifty percent of the subscribed capital with voting rights are present at the Meeting, either in person or by proxy, the resolutions referred to above may only be approved when two-thirds of the capital, present or represented by proxy at the Meeting, vote in favor of the resolution.

Pursuant to section 286 of the Companies Act, if the Bylaws are amended, the Directors or, if appropriate, the shareholders who made the proposal must draw up in full the text of their proposed amendment and a written report justifying the amendment, which must be made available to the shareholders when the General Shareholders' Meeting is called to deliberate on the amendment.

Furthermore, and pursuant to section 287 of the Companies Act, the notice calling the General

Shareholders' Meeting must clearly state the items that might be amended, and note that all the shareholders are entitled to analyze the full text of the proposed amendment and the report on such amendment at the registered offices, as well as to request such documents to be delivered or sent to them free of charge.

Pursuant to section 291 of the Companies Act, when new obligations are established for the shareholders due to an amendment of the Bylaws, the resolution must be passed with the approval of the affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, the provisions of section 293 of such Act shall apply.

The procedure for voting on proposed resolutions at the General Shareholders' Meeting is regulated in section 197 bis of the Companies Act and in the internal regulations of Telefónica (in particular, article 23 of the Regulations for the General Shareholders' Meeting). This article states, among other things, that when amendments are made to the Bylaws, each article or group of articles which is materially different will be voted on separately.

Corporate Website

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access to and content of the Company website, including information on General Shareholders' Meetings, through direct access from the homepage of Telefónica, S.A. in the "Shareholders and Investors" section, which includes not only all of the information that is legally required but also information that the Company considers to be of interest.

4.3.2. Dialogue with the Shareholders

The Regulations for the General Shareholders' Meeting and the Regulations of the Board of Directors of Telefónica, S.A. devote several of their sections to governing the channels whereby relations between the Board of Directors and the shareholders of the Company (both individual shareholders and institutional shareholders and investors) are established in order to thereby ensure the greatest possible transparency in such relations. It is further expressly provided that the Board of Directors undertakes to guarantee equal treatment in its relations with the shareholders. The purpose of the Company's actions in this area, based on the paramount standard of transparency, is the distribution of all public information generated by the Company, making it accessible to all its shareholders simultaneously and in a non-discriminatory manner, complying with their need for information and ensuring



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

that published information satisfies the standards of quality, clarity and truthfulness.

In addition, and within this context, the Board of Directors of the Company, at its meeting held on November 25, 2015, approved the Policy on Information, Communication and Contacts with Shareholders, Institutional Investors and Proxy Advisors, the second and third edition of which was also approved by the Board at its meetings of November 4, 2019 and December 16, 2020, respectively, to include new developments and the latest trends on the matter. In the latest edition of December 16, 2020, the name of said Policy was changed to Disclosure, Contact and Engagement Policy of Telefónica, S.A. for shareholders, institutional investors and proxy advisors.

In connection therewith, and as provided in such Policy, the Board of Directors of Telefónica is the body responsible for establishing and supervising appropriate mechanisms of communication and relationship with shareholders, institutional investors and proxy advisors that fully respect the rules prohibiting market abuse and that provide similar treatment to shareholders in the same position.

Thus, the Board of Directors, acting through its corresponding decision-making bodies, endeavors to defend, protect and facilitate the exercise of the rights of shareholders, institutional investors and the markets in general and, in particular, their right to information, within the framework of protecting the corporate interest, which is understood as the achievement of a profitable and sustainable business over the long-term, which fosters its continuity and the maximization of the economic value of the company, all in accordance with the following principles:

a) Transparency and truthfulness, immediacy, equality and symmetry in the diffusion of economic/financial, non-financial and corporate information by dissemination thereof through the reporting and communication channels provided in this Policy, which contribute to maximizing the dissemination and quality of information available to the market, to investors and to other stakeholders.

b) Published information shall be clearly written and must be true, complete in all material respects and comply with all applicable legal requirements, such that it reasonably provides a true and fair view of the financial and nonfinancial position, the profits/losses and the business of the Company in all material respects.

c) Information shall be subjected to an internal control system of a Coordination and Control Committee, and to supervision by the Internal Audit directorate, the Audit and Control Committee, the Board of Directors and the External Auditor.

d) Encouraging the engagement within the Company of shareholders and institutional investors, particularly by providing access to information relevant to the exercise by shareholders of their rights, mainly the rights to attend and vote at the General Meeting.

e) Development of information disclosure tools that take advantage of new technology in order to communicate rapidly and effectively using economical means.

f) Compliance with applicable law, particularly the Market Abuse Regulation, and the internal rules of the Company, especially the Internal Code of Conduct for Securities Markets Issues.

Telefónica disseminates to the market and communicates to its shareholders and institutional investors and to its other stakeholder groups, its information through various channels:

- **Communications to the National Securities Market Commission (*Comisión Nacional del Mercado de Valores*) (CNMV) and other international official bodies.**

The Company sends to the CNMV all information that under applicable law is classified as inside or relevant, periodic financial and non-financial information, and corporate information as required by law.

Likewise, the Company delivers each and every one of the communications that it has filed for these purposes with the CNMV to other foreign supervisory authorities and bodies in all markets on which its shares are admitted to listing. Information sent to the CNMV is immediately disseminated on the CNMV's website and is subsequently published on the Company's website.

Within this context, Telefónica mainly publishes the following financial, non-financial and corporate information: i) Communications of Inside Information and Other Relevant Information; ii) Quarterly results information; iii) Semi-annual results information; iv) Annual Information (Annual Financial Statements and Management Report, which includes the Statement of Non-financial Information (Sustainability information), the Annual Corporate Governance Report and the Annual Report on Directors' Remuneration, together with the External Auditor's Report); and iv) Annual Informational Reports (including the Universal Registration Document filed on an annual basis with the CNMV, or the 20-F report, filed with the Securities and Exchange Commission (SEC) in the United States).

- **Corporate website of Telefónica.**

In compliance with applicable legal provisions, the Company has a corporate website, which is an official channel of communication to allow for the exercise by shareholders of the right to obtain information and to disseminate information of interest to investors and



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

other stakeholders, favoring transparency, immediacy and the subsequent access to information. The information is published simultaneously in Spanish and English, with the Spanish version taking precedence in the event of any inconsistency.

Telefónica's corporate website also provides access to the following information; i) General information regarding the Company; ii) financial information; iii) Inside Information and Other Relevant Information Communications issued by the Company; iv) Share information; v) Information on corporate governance; vi) Non-financial information-ESG; vii) Debt and Ratings; and viii) Specific information for shareholders (section "Shareholder Zone" of the corporate website) which is focused on minority shareholders.

In particular, the presentations of annual, semi-annual and quarterly results, as well as other types of significant institutional or economic/financial presentations are published through Telefónica's corporate website.

Telefónica also streams webcasts and conference calls regarding presentations of quarterly results and other significant communications for the market, allowing access to shareholders, analysts and any other persons who so desire.

All documents required by applicable legal provisions regarding the call to and holding of General Shareholders' Meetings are also published on the corporate website, which promotes informed participation and the exercise of the rights to information and participation.

- **General Shareholders' Meeting**

As already mentioned in preceding paragraphs, the Board of Directors encourages informed and responsible participation by the shareholders at the General Shareholders` Meeting, and adopts such measures and guarantees as may be appropriate to ensure that the shareholders at the General Shareholders' Meeting effectively perform their duties under the law and the Company's corporate governance principles.

In addition, from the call to the General Shareholders' Meeting, the shareholders can access the Office of the Shareholder, in order to resolve questions that might be raised and respond to and inform those persons who wish to take the floor.

The Office of the General Secretary of the Company, with the support of the Investor Relations, People and Sustainability Area, is responsible for maintaining ongoing contact and dialogue with proxy advisors, answering their questions regarding proposed resolutions submitted at the General Shareholders' Meeting and providing the clarifications they deem to be required, so that their voting recommendations can be

based on a real understanding of the Company and its situation.

Likewise, Telefónica must also monitor the policies and recommendations of such proxy advisors, as well as international developments and trends in corporate governance, and evaluate the recommendations and principles issued by proxy advisers in relation to corporate governance standards, taking into account the particular circumstances of the Company and its environment and, in any event, the legal provisions that may apply to the Company.

- **Relationships with shareholders, institutional investors and financial analysts**

The Disclosure, Contact and Engagement Policy of Telefónica, S.A. for Shareholders, Institutional investors and Proxy advisors requires the Company to inform, communicate with and respond appropriately to its shareholders and investors with transparency, truthfulness, immediacy, equality and symmetry in the dissemination of information. Telefónica communicates directly with its shareholders, institutional investors and financial analysts through the Investor Relations area that includes Shareholders´Office.

Therefore, Investor Relations is in charge of and responsible for any contact with shareholders, institutional investors and financial analysts, channelling through it any communication that is made, both orally and in writing, requesting the participation of other areas of the Telefónica Group that may have competence in the matters that are the subject of consultation, such as the General Secretary's Office, People or Sustainability. Likewise, the Group's Investor Relations department will coordinate the communication of the different subsidiaries with the market in order to ensure that it is appropriate, consistent and coherent at all times.

a) Investor Relations

In charge of continuously responding to questions and suggestions made by institutional investors and financial analysts on an individualized basis through

- An e-mail address (ir@telefonica.com).

- A telephone number (+34 91 482 87 00) and a mailing address (Distrito Telefónica - Edificio Central Pl. 2ª C/ Ronda de la Comunicación s/n 28050 Madrid).

- In addition, to provide detailed reports on the evolution, strategy, results of the Company and to answer questions from analysts and institutional investors, informational meetings and roadshows are organized at the main financial centers worldwide. These meetings are held by both Investor Relations



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

and Telefónica's management team, in a face-to-face format, hybrid or virtual.

During 2024, contact was maintained with approximately 500 institutional investors, attending 27 roadshows and sectoral or general conferences organised by investment banks, both face-to-face and virtual.

Attendance at forums and conferences in the telecommunications sector or generally in Europe/Latin America and in Environmental, Social and Governance matters (ESG), is also a natural channel for Telefónica's communication with institutional investors. Thus, during 2024, Telefónica has been present at 19 sectoral or general conferences organized by banks.

There are also presentations to and meetings with analysts and institutional investors that delve into strategic issues of the Company, which supplement the published information and may be necessary or appropriate to facilitate communication and the long-term creation of value.

Within this context and for some years now, Telefónica has an Engagement Program with the Company's main investors, informing them transparently and on an ongoing basis of, among other things, business strategy, financial performance, corporate governance (composition of the Board of Directors and Good Governance practices), remuneration and sustainability. In addition to Investor Relations, other areas of the Telefónica Group responsible for matters concerning which queries are received, such as the Office of the General Secretary, People or Sustainability, also participate in this program. The Company is committed to the main investors in ESG, and regularly makes telephone calls, roadshows and holds face-to-face meetings in London, Paris and USA, or in virtual format.

All these measures are used to coordinate and manage communication with the market in order to ensure that it is appropriate, consistent and coherent at all times.

Communication with institutional investors, analysts and shareholders may not take place during the periods prior to publication of the results of the Group or of subsidiaries that are subject to securities market rules.

b) Office of the Shareholder

Telefónica's Shareholders' Office ensures transparent, agile and fluid communication with its shareholders, providing the same information in due time and form as it does to institutional shareholders.

The Company provides all of them with a communication service consisting of sending emails with information of interest to the Company, inside information and other relevant information

communications, news, quarterly results (videos, infographics, etc.), monthly newsletters, Acción Telefónica magazine, podcasts, blogs, stock market information, among others, in order to promote transparency and communication between the Company and its shareholders. This information is sent to shareholders who request this service and is available for consultation and/or download in the "Shareholders' Area" section of the corporate website.

The quarterly magazine "Acción Telefónica" includes financial, operational and sustainability information, as well as a summary of financial results, news reports and exclusive campaigns for shareholders that can be accessed. It is available in digital format, in the "Shareholder Zone", and can also be viewed on IOS and Android devices by installing the corresponding app.

The monthly newsletter containing stock market information, news, technological advances, news, videos, offers, promotions, cultural visits, upcoming events, sponsorships, acknowledgements, blogs, podcasts, etc., is also distributed to shareholders registered with the communications service.

The "Shareholder Zone" website includes the "Shareholder Offers Area", where shareholders can register to enjoy more than 400 offers on various products and services from different well-known brands. These offers range from travel to education and culture, as well as health and sports, among others.

There is also a current affairs section that includes the most listened podcasts and the most interesting current affairs blogs, both published by the Company.

During 2024, the offer of free training courses for shareholders on the most important subjects of the moment has been maintained, allowing them to improve their knowledge of the digital and financial world and access to cultural and sporting events sponsored by the Company.

In addition, the Shareholders' Office holds regular meetings with shareholders in the various Spanish provinces with the largest number of shareholders, informing them of the Company's strategy and the latest results published, thus offering personalised treatment to shareholders and complying with the transparency requirements to offer the same information to individual and institutional shareholders. These meetings establish a two-way communication between the Company and its shareholders, where points of view can be exchanged. During 2024, 2 face-to-face meetings have been held at the Barcelona and Bilbao Stock Exchanges, analysing the results and the company's strategic plan for the coming years. Likewise, 2 virtual meetings have been held with shareholders that are hosted on the "Shareholders Zone" website for viewing.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



Throughout the year, personal communication is maintained, via telephone, electronic, postal and virtual, with the shareholder, especially on the occasion of the presentation of results and the main communications of inside or relevant information, such as distribution of dividends, calls for General Meetings of Shareholders, corporate operations, etc.

On the other hand, in order to improve the dialogue between the Company and its shareholders, Information Assemblies may be held periodically in which the shareholders participate, under the terms established, to discuss and address current issues of the Telefónica Group and that are considered of special attractiveness and interest to this group. These questions may concern regulatory developments in the field of listed companies, aspects related to the progress of the business or other matters.

Upon the holding of the General Shareholders' Meeting, the channels of communication with shareholders are expanded to facilitate their participation therein. The Office of the Shareholder can be contacted directly through a form within a specific microsite for the Meeting. Shareholders can use this medium to ask questions relating to items on the agenda, the delivery of documentation relating thereto, and the procedure for participating in the General Shareholders' Meeting, either in person or by proxy, with a section of frequently asked questions and a virtual assistant to facilitate information and an explanatory video of participation in the Meeting, as well as information on the communication channels with the Shareholders' Office: free telephone and email.

The channels for contacting Telefónica's Office of the Shareholder are:

• Toll-free information number (900 111 004 from Spain) open from 9:00 a.m. to 7:00 p.m., Monday to Friday, except national holidays. This call center is staffed by qualified personnel specializing in the economic/financial field. Information is provided regarding communications of privileged or significant information made by the Company, including the dividend policy, results, corporate transactions, among other things.

• E-mail address (accionistas@telefonica.com) for responding to questions and suggestions from the Company's shareholders. This channel of communication is attended to in Spanish as well as in English.

• Postal mail.

Distrito Telefonica, Edificio Central Pl. 2ª Ronda de la Comunicación s/n Madrid 20850, Spain.

• Specific section for shareholders ("Shareholders' Area") on the corporate website.

Furthermore, throughout the year, the Office of the Shareholder collects and manages the suggestions and requests of the shareholders regarding other areas of the Telefónica Group, such as customer service, billing, sales, etc. and is thus a means for bringing the Company closer to the shareholders.

The engagement activities carried out in the year are indicated below:

▪   4 virtual and face-to-face meetings and about 200 telematic communications (quarterly magazine, monthly newsletter, Shareholders' Meeting communications, relevant information of cultural and informative interest for shareholders and call centre).

▪   More than 17,000 shareholders contacted.

▪   **Social Media.**

Telefónica's social media profiles: Linkedin, X (Twitter), YouTube, Instagram, Facebook and Tik Tok, have become a channel for the communication of corporate, business, event and conference information.

In addition, and subject to securities market regulations on the communication of inside information, the Company may use social media to simultaneously communicate inside information as an additional or complementary channel to the CNMV, provided that the Company complies with the requirements of applicable legal provisions on the communication of inside information and other relevant information and with the other internal rules of the Company.

▪   **Mass Media.**

Based on the circumstances, and every time, the Company considers the suitability of summoning the media for the presentation of its annual results, with the participation, when appropriate, of Telefónica's management team, in order to inform the media regarding the progress of the Company and its projects, always subject to the principles of non-disclosure of inside information and other relevant information that has not already been published and the equal treatment of shareholders.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

4.3.3. Main Aspects of the 2024 Ordinary General Shareholders' Meeting

Attendance and celebration

The Ordinary General Shareholders' Meeting held on April 12, 2024 was held at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Auditorio del Edificio Central, giving the attendees the possibility to participate by telematic means, in accordance with the provisions of article 21 of the Bylaws and article 18 of the Regulations of the General Shareholders' Meeting.

To promote the participation of as many shareholders as possible and to contribute to the sustainable management of the event, the Company enabled mechanisms on the website to allow shareholders (or their proxies) to attend the General Shareholders' Meeting remotely.

Similarly, and since the Ordinary General Shareholders' Meetings of the Company held in 2019, the Shareholders' Meeting of 2024 was broadcast live on Telefónica's corporate website, which enabled shareholders not present, investors and interested persons in general to be fully informed of the results and the matters discussed.

Quorum and attendance figures

At the 2024 Ordinary General Shareholders' meeting, the quorum was 62.13%. Such quorum breaks down as follows:

Attendance data

Date of general meeting	% physically present	% present by proxy	% distance voting		Total
			Electronic voting	Other	
12/04/2024	0,11%	56.16%	0.47%	5.39%	62.13%
Of which, free float	0.01%	34.94%	0.47%	0.20%	35.62%

Outcomes of the votes

All the items on the Agenda were approved by a majority; the percentage of affirmative votes was 98.07% on average.

The following table summarizes the resolutions approved at the 2024 Ordinary General Shareholders' Meeting and the results of the votes:



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Item of the Agenda	Summary of the resolution	Votes in favour	Votes Against	Abstentions	Result of the Voting
I.1	Approval of the 2023 Annual Accounts and of the Management Report.	3,437,015,105 (99.5598%)	2,522,292 (0.0731%)	12,675,295 (0.3672%)	*Passed*
I.2	Approval of the Non-Financial Information Statement.	3,436,870,182 (99.5556%)	2,732,423 (0.0791%)	12,610,087 (0.3653%)	*Passed*
I.3	Approval of the management of the Board of Directors.	3,427,424,990 (99.2820%)	12,217,824 (0.3539%)	12,569,878 (0.3641%)	*Passed*
II.	Approval of the Proposed Allocation of the Profits/Losses.	3,437,110,183 (99.5625%)	7,711,867 (0.2234%)	7,390,642 (0.2141%)	*Passed*
III.	Re-election of the Statutory Auditor for fiscal year 2024.	3,435,760,266 (99.5234%)	3,954,990 (0.1146%)	12,497,436 (0.3620%)	*Passed*
IV.1	Re-election of Mr. Isidro Fainé Casas as proprietary Director.	3,395,444,038 (98.3556%)	43,079,736 (1.2479%)	13,688,918 (0.3965%)	*Passed*
IV.2	Re-election of Mr. José Javier Echenique Landiríbar as independent Director.	3,388,121,825 (98.1435%)	51,432,389 (1.4898%)	12,658,478 (0.3667%)	*Passed*
IV.3	Re-election of Mr. Peter Löscher as independent Director.	3,388,981,343 (98.1684%)	51,007,871 (1.4775%)	12,223,478 (0.3541%)	*Passed*
IV.4	Re-election of Ms. Verónica María Pascual Boé as independent Director.	3,404,562,649 (98.6197%)	33,456,130 (0.9691%)	14,193,913 (0.4112%)	*Passed*
IV.5	Re-election of Ms. Claudia Sender Ramírez as independent Director.	3,420,944.293 (99.0943%)	17,106,410 (0.4955%)	14,161,989 (0.4102%)	*Passed*
IV.6	Ratification and appointment of Ms. Solange Sobral Targa as independent Director.	3,423,516,977 (99.1688%)	14,444,662 (0.4184%)	14,251,053 (0.4128%)	*Passed*
IV.7	Ratification and appointment of Mr. Alejandro Reynal Ample as independent Director.	3,426,365,723 (99.2513%)	13,005,606 (0.3767%)	12,841,363 (0.3720%)	*Passed*
V	Reduction of share capital through the cancellation of own shares.	3,436,904,701 (99.5566%)	7,099,187 (0.2056%)	8,208,804 (0.2378%)	*Passed*
VI.	Shareholder compensation by means of dividend distribution.	3,443,742,424 (99.7546%)	4,701,198 (0.1362%)	3,769,070 (0.1092%)	*Passed*
VII.	Approval of a Long-Term Incentive Plan.	3,158,964,225 (91.5055%)	59,153,032 (1.7135%)	234,095,435 (6.7810%)	*Passed*
VIII.	Delegation of powers to formalise, interpret, correct and execute the resolutions adopted by the General Shareholders' Meeting.	3,439,276,134 (99.6253%)	4,003,491 (0.1160%)	8,933,067 (0.2588%)	*Passed*
IX.	Consultative vote on the 2023 Annual Report on Director Remuneration.	3,054,800,652 (88.4882%)	142,710,948 (4.1339%)	254,701,092 (7.3779%)	*Passed*
	*Proposal not on the agenda: removal of the COO.	61,001 (0.0018%)	3,435,276,066 (99.5094%)	16,875,625 (0.4888%)	*Denied*

The full texts of the resolutions adopted by the General Shareholders' Meeting held on April 12, 2024 may be viewed on the Company's corporate website and on the CNMV website (Communication of Other Relevant Information sent on March 8, 2024).

Communication with shareholders

During 2024 and especially on the occasion of the Ordinary General Shareholders' Meeting, Telefónica continued to strengthen communications, service and relationships with its shareholders and investors:

– Call Center (900 111 004 Shareholder Call Center):

• 17,923 queries responded to during 2024.

• 6,864 queries during the period of the General Shareholder' Meeting.

– Shareholders' Mailbox:

• 27,094 e-mails responded to during 2024.

• 9,759 e-mails during the period of the General Shareholders' Meeting.

Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

4.4. Organisational structure of the administrative bodies

4.4.1. Board of Directors





Marc Thomas
Murtra Millar



Isidro
Fainé Casas



José María
Abril Pérez



Ángel
Vilá Boix



Peter
Löscher



Carlos
Ocaña Orbis



Francisco Javier
De Paz Mancho



María Luisa
García Blanco



Francisco José
Riberas Mera



Claudia
Sender Ramírez



Pablo de Carvajal
González



Verónica
Pascual Boé



Solange
Sobral Targa



Alejandro
Reynal Ample



María
Rotondo Urcola



Antonio García-Mon
Marañés

Consolidated management report


Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

Structure of the Board of Directors (size, composition, diversity, procedure for selecting Directors)

Size

As of December 31, 2024, and as of the date of drawing up of this Report, the Board of Directors was and is composed of 14 members.

Additionally, it should be noted that the Company's Board of Directors has four Committees (the Executive Committee and three Advisory Committees), which ensures the active participation of its Directors.

Composition by category of Director



- Executive Directors: 2/14

- Independent Directors: 8/14

    The Independent Directors represent 57,1% of the Board of Directors, which gives a high degree of compliance with corporate governance recommendations, which require that the management body consist of a large majority of external Directors and that the number of independent Directors represent at least one-half of the total number of Directors. It should be noted that these recommendations have been expressly incorporated in the Regulations of the Board of Directors of the Company, as amended on December 16, 2020.

- Proprietary Directors: 3/14

- Other External Directors: 1/14

Diversity

Telefónica S.A. has a Director Selection Policy as of November 25, 2015. This Policy was updated i) on

December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, consequently, was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors, and ii) on December 16, 2020, in order to adapt this Policy to the applicable regulations and, specifically, to the recommendations of the Good Governance Code of the National Securities Market Commission (CNMV), which was partially reformed in June 2020.

This Policy ensures that the procedures for selecting Directors are based on a prior analysis of the of the skills required by the Board of Directors, and favors thereof diversity of knowledge, training and professional experience, age, disability and gender on the Board, free from any implicit bias that might imply any form of discrimination, particularly on account of gender, disability or any other personal condition, and that facilitate the selection of female Directors in a number that allows the achievement of an equal balance of women and men.

In accordance with the provisions of said Policy, the selection of candidates to serve as a Director at Telefónica adheres to the following principles:

1. An effort is made to ensure that the Board of Directors has a balanced composition, with a large majority of non-Executive Directors and an appropriate mix of Proprietary and Independent Directors, while also endeavoring to ensure that Independent Directors have sufficient weight within the Board of Directors.

In particular, and on the occasion of the appointment by co-option of Mr. Carlos Ocaña Orbis (candidate proposed by the significant shareholder Sociedad Estatal de Participaciones Industriales (SEPI)) as Proprietary Director of the Company on May 8, 2024, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, an effort has been made to achieve a balanced composition of the Board of Directors. This appointment reflects the permeability of the share capital and the significant shareholders of Telefónica, as well as the current shareholding structure of the Company.

2. The Board of Directors endeavors to ensure that the procedures for the selection of Directors favor diversity of knowledge, training, professional experience, age and gender, and are free from any implicit biases that might imply any form of discrimination. All of the foregoing is in order for the Board of Directors to have an appropriate, diverse and balanced composition overall, which i) enriches analysis and debate, ii) contributes multiple viewpoints and positions, iii) favors decision-making taking into account the nature and complexity of the business, as well as the social and environmental context, iv) gives it maximum independence, and v) allows for compliance with legal requirements and good governance recommendations in relation to composition and suitability required to be met by the members of the various internal oversight Committees of the Board of Directors.

Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

In particular, the Company's Board of Directors promotes the aim of inclusion of female Directors, as well as measures that promote the Company having a significant number of female senior executive officers based on good governance recommendations, all without prejudice to the key principles of merit and ability that must govern all of the Company's staff selection processes.

The Board of Directors regularly evaluates the degree of compliance and effectiveness of this Policy and, in particular, the percentage of female directors at any given time.

3. The process for the selection of candidates to serve as Directors is also based on a prior analysis of the skills required by the Board of Directors. Such analysis is conducted by the Company's Board of Directors, with the advice and with the required report or proposal, if applicable, of the Nominating, Compensation and Corporate Governance Committee.

In this regard, on January 18, 2025, the Company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, agreed to the orderly renewal of the Company's Chairmanship to adapt it to its new shareholding structure. Therefore, it approved the appointment by co-option of Mr. Marc Thomas Murtra Millar as Executive Director of the Company, following a prior analysis of the competencies required by the Board of Directors. His profile and professional career are detailed in the section related to the "Professional background of the members of the Board of Directors."

4. In the case of re-election or ratification, the report or proposal of the Nominating, Compensation and Corporate Governance Committee contains an evaluation of the work and effective dedication to the position for the most recent period of time during which the proposed Director has been in that position, as well as the Director's ability to continue to perform satisfactorily.

5. The required report or proposal of the Nominating, Compensation and Corporate Governance Committee is published upon the call to the General Shareholders' Meeting at which the ratification, appointment or re-election of each Director is submitted.

Furthermore, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee ensure, within the scope of their respective powers, that the candidates chosen for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.

Accordingly, all the candidates for the position of Director shall be professionals of integrity, whose conduct and

professional career is in line with Telefónica's Responsible Business Principles.

Additionally, candidates for Director shall be considered in particular if they have education and professional experience, in telecommunications, technology, consumer awareness, ESG knowledge, marketing, accounting, auditing, risk management (both financial and non-financial) and international experience and team leadership in multinationals will be valued.

On the other hand, and with regard to gender diversity, following the voluntary resignation of Ms. Carmen García de Andrés as Independent Director, for personal reasons and to facilitate the renewal of the Company's governing body, the percentage of female Directors relative to the total number of Board members is currently 35.71%. In this regard, the Company continues to work towards incorporating women who meet the required professional profile to increase gender diversity on the Board of Directors, achieving a balanced presence of women and men, and to avoid selection procedures suffering from implicit biases that hinder the appointment of female Directors and to comply with the best international corporate governance practices in terms of equality.

Likewise, in 2018 the Company's Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. María Luisa García Blanco as Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders' Meeting of Telefónica held on June 8, 2018.

On the other hand, in 2019 the Company's Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. Claudia Sender Ramírez and Ms. Verónica Pascual Boé as Independent Directors of Telefónica. These appointments were ratified by the Ordinary General Shareholders' Meeting of Telefónica held on June 12, 2020, at which both were appointed as Directors for the statutory term of 4 years.

Also, in 2021, the Board of Directors of the Company unanimously appointed, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Rotondo Urcola as Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders' Meeting of Telefónica held on April 8, 2022, at which she was appointed Director for the statutory term of 4 years.

Lastly, in the 2023 financial year, the Board of Directors unanimously appointed, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Solange Sobral Targa as Independent Director of Telefónica. This appointment was ratified by the General Shareholders' Meeting of Telefónica held on April 12, 2024, where she was appointed Director for the statutory term of 4 years.



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

It should also be noted that the same criteria and principles that the Company applies to the process of selecting and appointing the members of the Board of Directors are applied to the appointment of the Directors who are part of the various Committees of the Company's Board of Directors, as well as, with regard to gender diversity, the appointment of female senior executive, all without prejudice to the key principles of merit and ability that must govern all of the Company's staff selection processes.

In this regard, on January 29, 2025, the Audit and Control Committee of Telefónica, S.A. agreed to appoint the Independent Director, Ms. María Luisa García Blanco, as Chairwoman of said Committee.

Lastly, with regard to performance evaluation, the Board of Directors conducts an annual evaluation of its operation and of that of its Committees, assessing in particular the application, in terms of the composition and competencies of the Board of Directors, of the various aspects of diversity included in the aforementioned Policy, as well as the performance of the Chairman of the Board of Directors, of the Company's Chief Executive Officer and of the various Directors, paying special attention to the heads of the various Board Committees and adopting appropriate measures for their improvement. This assessment is carried out every 3 years with the assistance of an external consultant, whose independence is verified by the Nominating, Compensation and Corporate Governance Committee. In this regard, as indicated at the end of this section under the title "Evaluation of the Board and of its Committees", for the evaluation corresponding to the financial year 2023, the Company was supported by Egon Zehnder as external advisor.

The Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors is public and may be viewed on the corporate website.

Procedure for the Selection, Appointment, Re-election and Cessation of Directors

Selection and Appointment

As mentioned earlier, Telefónica's Bylaws provide that the Board of Directors shall consist of a minimum of five and a maximum of twenty members, who shall be appointed by the shareholders at the General Meeting. Specifically, at the Annual General Meeting of April 8, 2022, the number of members of the Board of Directors was set at fifteen in accordance with article 29 of the Bylaws. However, there is currently a vacancy on the Board of Directors following the passing of the Vice Chairman and Lead Independent Director, Mr. José Javier Echenique Landiríbar.

The Directors shall hold office for a maximum period of four years and may be re-elected one or more times for periods of the same maximum length. On a provisional basis, the Board of Directors, in accordance with the

provisions of the Companies Act and of the Bylaws, may fill existing vacancies on an interim basis, subject to ratification at the first General Shareholders' Meeting held.

Otherwise, and in any event, the proposals for the appointment of Directors must comply with the provisions of the Bylaws and of the Regulations of the Board of Directors, must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee and, in the case of Independent Directors, by the corresponding proposal. In any event, the proposals must be accompanied by a supporting report from the Board of Directors assessing the competence, experience and merits of the proposed candidate.

In this regard, and in accordance with the responsibilities assigned to the Nominating, Compensation and Corporate Governance Committee, this Committee must evaluate the skills, knowledge and experience required on the Board of Directors, defining the functions and competencies required of the candidates who must fill each vacancy, and evaluating the specific amount of time and dedication that will allow them to perform their duties effectively.

With regard to the latter, and in accordance with the provisions of Article 27.2 of the Regulations of the Board of Directors, those who are members of more than five Boards of Directors of other companies other than Telefónica, S.A. and its Group companies may not be appointed to the Company's Board. For these purposes, a) all Boards of Directors of companies that are part of the same Group shall be counted as a single board of directors; and b) those Boards of Directors of asset-holding companies or those that constitute vehicles or complements for the professional exercise of the Director himself/herself, his/her spouse or person with a similar relationship, or his/her closest relatives, shall not be counted. As an exception, and for duly justified reasons, the Board of Directors may exempt the Director from this prohibition.

Similarly, Nominating, Compensation and Corporate Governance Committee must submit to the Board of Directors the proposals for the appointment of Independent Directors, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General Shareholders' Meeting, along with the proposals for the re-election or separation of said Directors at the General Shareholders' Meeting. Likewise, it must report on the proposals for the appointment of the remaining Directors of the Company, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General Shareholders' Meeting, along with the proposals for their re-election or separation at the General Shareholders' Meeting.

Similarly, it shall explain the category of each Director by the Board of Directors at the General Shareholders' Meeting at which the shareholders must make or ratify



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

their appointment. Furthermore, such category shall be reviewed annually by the Board, after verification by the Nominating, Compensation and Corporate Governance Committee, and a summary of this review shall be included in the Annual Corporate Governance Report.

In any case, and in the event of the re-election or ratification of Directors at the General Meeting, the report of the Nominating, Compensation and Corporate Governance Committee or, in the case of Independent Directors, the proposal of said Committee, shall contain an assessment of the work and effective dedication to the position during the last period of time in which it was held by the proposed Director, as well as its ability to continue to do so.

The Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates proposed for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.

The Board of Directors must endeavor to ensure that the procedures for the selection of its members promote diversity with respect to issues such as age, gender, disability, knowledge, education and professional experience, and are free from any implicit bias that might imply any form of discrimination, and, in particular, facilitate the selection of female Directors in such numbers as to achieve a balanced presence of women and men.

In this regard, and as mentioned earlier, at its meeting of November 25, 2015 the Board of Directors approved a Policy for the Selection of Directors, which on December 13, 2017, was updated to include the Diversity Policy applicable to the Board of Directors, such that it was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Board Members. Likewise, on December 16, 2020, the Board of Directors approved an update of this Policy to reflect the most recent regulatory standards and, in particular, to adjust it to the provisions of the Recommendations of the Good Governance Code of the National Market Securities Commission (CNMV) regarding diversity.

The Nominating, Compensation and Corporate Governance Committee shall verify, on an annual basis, compliance with the Policy for the diversity of the Board of Directors and selection of Directors, and shall include the corresponding summary in the Annual Corporate Governance Report and in such other documents as are deemed appropriate. In addition, the Board of Directors shall periodically evaluate the degree of compliance with and effectiveness of the Policy and, in particular, the percentage of female Directors at any given time, and a detailed description of the Policy, as well as the objectives

set in this respect and the results obtained, shall be included in the Annual Corporate Governance Report. Likewise, the Nominating, Compensation and Corporate Governance Committee may also propose to the Board of Directors any updates and proposed improvements of the Policy it deems appropriate.

Re-election

The Company's Directors may be re-elected one or more times for periods of the same length as that of the initial period.

In the same way as proposals for appointments, proposals for the re-election of Directors must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee, and, in the case of Independent Directors, by the corresponding proposal.

Cessation or Removal

Directors shall cease to hold office when the time period for which they were appointed expires, or when so decided by the shareholders at the General Meeting in the exercise of the powers legally granted to them.

When a Director ceases to hold office before the end of his or her term, whether by resignation or by resolution of the General Meeting, the Director must adequately explain in a letter which will be sent to all members of the Board of Directors the reasons for leaving office or, in the case of non-executive Directors, the Director's views as to the grounds for removal by the shareholders acting at the General Meeting.

In addition, to the extent material to investors, the Company shall as soon as possible make public the cessation in office, including sufficient information as to the reasons or circumstances stated by the Director.

The Board of Directors shall not propose the removal of any Independent Director prior to the end of the bylaw-mandated period for which the said Director was appointed, unless due grounds therefor are present, as acknowledged by the Board at the proposal of the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent in his position.

The removal of Independent Directors may also be proposed as a result of Public Tender Offers, mergers or other similar corporate transactions that entail a change in the structure of the company's capital.

Likewise, in accordance with the provisions of article 12 of the Regulations of the Board of Directors, the Directors must tender their resignation to the Board of Directors and formalize, where appropriate, and depending on the circumstances, such resignation in the following cases:





Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

a. When they cease to hold the executive positions with which their appointment as Directors was associated, or when the reasons for their appointment no longer exist.

b. When they are affected by any of the cases of incompatibility or prohibition provided by Law.

c. When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

Directors' obligation to inform the Company of situations that may damage its credit or reputation

In particular, in accordance with Article 12.3 of the Board of Directors' Regulation, Directors must inform when they are subject to circumstances, whether or not related to their conduct within the Company itself, that may adversely affect the standing or reputation thereof, and particularly when they are under investigation in any criminal matter, in which case the Directors must notify the Company of the progress of any such legal proceedings. Having been notified or otherwise become aware of any of the circumstances mentioned in this paragraph, the Board of Directors shall examine the case as soon as possible and, based on the specific circumstances, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall determine the measures to be adopted, including the request for the resignation of said Director, which it must accept, or the proposal to resign at the next General Meeting. Any such matter shall be included in the Annual Corporate Governance Report unless special circumstances justify otherwise, which circumstances must recorded in formal minutes. Those obligations shall be without prejudice to any information that the Company must disseminate at the time that any such measures are adopted.

Neither the Bylaws nor the Regulations of the Board establish any limit as to the age of the Directors.



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

Professional background of the members of the Board of Directors as of the date of drawing up of this Report

MR. MARC THOMAS MURTRA MILLAR



Executive Chairman

Executive Director

Joined the Board in 2025.

Nationality: Spanish and British. Born in 1972 in Blackburn, Lancashire, the United Kingdom.

Education: Graduated in Industrial Engineering from the Higher Technical School of Industrial Engineers of Barcelona (ETSEIB) at the Polytechnic University of Catalonia. Master in Business Administration (MBA) from the Leonard School of Business at New York University.

Experience: He began his professional career in the nuclear industry at British Nuclear Fuels Ltd in the United Kingdom and continued his career at the strategy consulting firm DiamondCluster, where he worked for large technology companies. He has dedicated several years to public service, where he specialized in Digital Strategy, Digital Transformation, and Public-Private Partnerships. In this role, he served as the General Director of Red.es, as well as the Chief of Staff to the Minister of Industry, Tourism, and Trade of the Government of Spain. Additionally, he has been Managing Partner at Closa Investment Bankers, as well as Director of CREA Inversión, and has extensive knowledge of the technology sector. He was also the Executive Chairman of the Board of Directors of Indra from May 2021 to January 2025 and an Independent Director at Ebro Foods, S.A. from January 2022 to January 2025.

Other relevant positions: Currently, he is the Chairman of the Telefónica Foundation, Chairman of VMED O2 UK Ltd, First Vice Chairman of Profuturo Foundation and Trustee of Caixa d'Estalvis i Pensions de Barcelona "la Caixa" Banking Foundation.

Board Committees of which he is a member: The Executive Commission (Chairman).

MR. ISIDRO FAINÉ CASAS



Vice Chairman

Proprietary Director

Joined the Board in 1994.

Nationality: Spanish. Born in 1942 in Manresa, Spain.

Education: Doctorate in Economics from the Universidad de Barcelona; ISMP in Business Administration from Harvard University; and a Diploma in Senior Management from the IESE Business School. Academic Numerary of the Royal Academy of Economics and Finance and of the European Royal Academy of Doctors.

Experience: He began his professional career in banking as Investment Manager at Banco Atlántico in 1964. Later, in 1969, he joined the Banco de Asunción in Paraguay as its General Manager. He returned to Barcelona to hold various positions of responsibility in several financial organizations: Head of Personnel of Banca Riva y García (1973); Director and General Manager of Banca Jover (1974) and General Manager of Banco Unión (1978). In 1982 he joined "la Caixa" as its Deputy Executive General Manager, holding various positions of responsibility. In 1991, he was appointed Executive Deputy General Director, and in 1999, General Manager of the bank, whose presidency he assumed in 2007, remaining until 2014. He was the Chairman of CaixaBank, S.A. since 2011 until his resignation as a member of the Board of Directors in 2016. Likewise, he was Chairman of Naturgy Energy Group, S.A. from 2016 to 2018, when he was named Honorary Chairman. He was Director of Suez, S.A. since 2014 until 2020.

Other relevant positions: He is Chairman and Member of the Executive Commission of the Board of Trustees of the Bancaria Caixa d'Estalvis i Pensions de Barcelona Foundation, "la Caixa", Chairman of the Board and of the Executive Commission of Criteria Caixa, S.A.U.; Chairman of the Board of Directors of Inmo Criteria Caixa, S.A.U.; Special Advisory of "The Bank of East Asia Limited"; Chairman of the Spanish Confederation of Savings Banks (CECA), and of the World Savings Bank Institute (WSBI); Vice-President of the European Savings Banks Group (ESBG); President of the Social and Philanthropic Council of WSBI-ESBG; President of the Spanish Confederation of Senior Officers and Executives (CEDE) and of the Spanish Chapter of the Club of Rome, Deputy-Chairman of the Royal Academy of Economic and Financial Sciences and Founder of the Financial Circle; and President of the Fundación Cajas de Ahorros (Funcas) and of the Board of Trustees of "la Caixa" Research Institute Foundation and Honorary Chairman of the Naturgy Energy Group, S.A. Additionally, he is the First Vice Chairman of the Board of Directors of ACS, Actividades de Construcción y Servicios, S.A.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Board Committees of which he is a member: The Executive Commission (Vice Chairman).

MR. JOSÉ MARÍA ABRIL PÉREZ

Vice Chairman

Proprietary Director



Joined the Board in 2007.

Nationality: Spanish. Born in 1952 in Burgos, Spain.

Education: Degree in Economics from the Commercial University of Deusto, and a professor for nine years at said university.

Experience: Between 1975 and 1982 he was the Chief Financial Officer of Sociedad Anónima de Alimentación (SAAL). Thereafter, and until joining the Banco Bilbao Vizcaya Argentaria Group, he held the position of Chief Financial Officer of Sancel-Scott Iberica. In 1985 he joined Banco Bilbao as Director of Corporate Banking Investment. Subsequently, from January to April 1993, he was the Executive Coordinator of Banco Español de Crédito, S.A. In 1998, he was appointed General Manager of Industrial Group, and in 1999, a member of the Management Committee of Grupo BBV. He has been a Director, among other companies, at Repsol, Iberia and Corporación IBV, Ibermática, S.A. and Vice-Chairman of Bolsas y Mercados Españoles (BME). In 2002 he was appointed General Director of Wholesale and Investment Banking and a Member of the Executive Committee of Banco Bilbao Vizcaya Argentaria, S.A.

Other relevant positions: He is currently Director of Arteche Lantegi Elkartea, S.A.

Board Committees of which he is a member: The Executive Commission (Vice Chairman) and the Sustainability and Regulation Committee (Member).

MR. ÁNGEL VILÁ BOIX

Chief Operating Officer

Executive Director



Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Barcelona, Spain.

Education: Degree in Industrial Engineering from the Polytechnic University of Catalonia in Barcelona, and an MBA from Columbia Business School, where he studied with a Fulbright La Caixa fellowship.

Experience: He joined Telefónica in 1997, assuming successively the positions of Controller of the Group, CFO of Telefónica Internacional, Director of Corporate Development and General Manager of Finance and Corporate Development. In 2015 he was appointed General Manager of Strategy and Finance. Before joining Telefónica, he developed his professional career at Citigroup, McKinsey&Co., Ferrovial and Planeta. In the financial sector, he was a member of the Board of Directors of Banco Bilbao Vizcaya Argentaria (BBVA) and of the Advisory Panel of Macquarie MEIF Infrastructure Fund.

In the TMT (Technology, Media and Telecom) sector, he was the Chairman of Telefónica Contenidos, Vice-Chairman of Telco SpA. (Italy) and a member of the Board of Endemol, Digital+, Atento, Telefónica Czech, CTC Chile, Indra SSI and Terra Lycos.

Other relevant positions: He is currently Trustee of the Telefónica Foundation, Director of VMED O2 UK Ltd. and Director of Mediobanca SpA.

Positions in other companies within the Telefónica Group (no executive duties): He is member of the Advisory Boards of Telefónica España and Telefónica Tech.

Board Committees of which he is a member: The Executive Commission (Member).

Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

MS. MARÍA LUISA GARCÍA BLANCO

Member

Independent Director

Joined the Board in 2018.

Nationality: Spanish. Born in 1965 in Córdoba, Spain.

Education: Law degree from the University of Córdoba (Spain).

Experience: Government attorney (1992 promotion), on leave since October 2013. She was Assistant General Manager of Constitutional Law and Human Rights, and the government attorney heading the Department of Constitutional Law and Human Rights. Representative of the Kingdom of Spain to the European Court of Human Rights. Coordinator and leader of the Spanish Delegation to various United Nations Committees in Geneva (2002-2013). Other noteworthy activities include: Secretary of the Board of Directors of the State Society of Agricultural Infrastructures of the North (SEIASA DEL NORTE) and of its Audit and Control Committee (1999-2010); member of the Board of Directors of the State Society of Agricultural Infrastructures (SEIASA) (2010-2013); Director of the State Water Company of the North Basin (ACUANORTE) (2009-2012) and of the State Water Company of the Basins of Spain (AcuaEs) (2012-2013); and coordination and cooperation activities for the promotion and defense of Human Rights in Uruguay (2006), Colombia (2007 and 2008), Chile (2009), and Guatemala (2010). She was also Chairwoman of the Committee of Experts of 65YMAS.COM (2020-2023).

Other relevant positions: Founding Partner of Salama García Blanco, whose major areas of activity include: administrative constitutional law, advising and providing technical protection for credit institutions, civil and commercial procedure, and arbitration (Arbitrator in the Spanish Court of Arbitration, in the Madrid Court of Arbitration and in the Civil and Commercial Court of Arbitration -CIMA-). Member of the CIMA Governance and Control Committee. Director of Ibercaja Banco, S.A.; Member of the Strategy, Appointments and Compensation Committees of Ibercaja Banco, S.A. Chairwoman of the Experts Committee of Women of 65YMAS.COM.

Positions in other companies within the Telefónica Group (no executive duties): She is member of the Advisory Board of Telefónica España.

Board Committees of which she is a member: The Audit and Control Committee (Chairwoman), the Nominating, Compensation and Corporate Governance Committee (Member) and the Sustainability and Regulation Committee (Member).

MR. PETER LÖSCHER



Member and Lead Independent Director

Independent Director

Joined the Board in 2016.

Nationality: Austrian. Born in 1957 in Villach, Austria.

Education: Degree in Economics from the Vienna University of Economics, and in Business Administration from the Chinese University of Hong Kong. MBA from the Vienna University of Economics, and completion of the Harvard Business School Advanced Administration Program. Honorary doctorate in Engineering from Michigan State University; honorary doctorate from the Slovak University of Engineering in Bratislava.

Experience: Former Chairman of the Board of Directors of Sulzer AG and Former Chairman of the Supervisory Board of OMV AG (Austria). From March 2014 to March 2016, he was the CEO of Renova Management AG (Switzerland). Former Chairman and CEO of Siemens AG. He was previously the President of Global Human Health; a member of the Executive Board of Merck & Co., Inc.; Chief Operating Officer of GE Healthcare Bio-Sciences, a member of the Corporate Executive Council of GE; and Director of Operations and a member of the Board of Amersham Plc. He held executive leadership positions at Aventis and Hoechst. He also served as Chairman of the Board of Directors of the Siemens Foundation.

Other relevant positions: He is currently a member of the Supervisory Board of Royal Philips, a Director of Thyssen-Bornemisza Group AG (Switzerland), Independent Director of CaixaBank, S.A. and a non-executive member of the Board of Directors of Doha Venture Capital LLC, in Qatar. He is also an emeritus member of the Advisory Board of the Economic Development Board of Singapore and a member of the International Advisory Board of Bocconi University, as well as a honorary professor at Tongji University (Shanghai).

Positions in other companies within the Telefónica Group (no executive duties): Chairman of the Supervisory Board of Telefónica Deutschland Holding AG (since April 2020).

Board Committees of which he is a member: The Executive Commission (Member), the Audit and Control Committee (Member), and the Nominating, Compensation and Corporate Governance Committee (Chairman).



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

MR. CARLOS OCAÑA ORBIS

Member

Propietary Director



Joined the Board in 2024.

Nationality: Spanish. Born in 1980 in Madrid, Spain.

Education: Degree in Economics, specializing in Economic Analysis from the Complutense University of Madrid (Spain). Additionally, he has completed a General Management Program (PDG) at IESE Business School, University of Navarra, and a Frontiers of Innovation and Entrepreneurship Program at MIT, School of Management.

Experience: He began his professional career in 2003 as a Consultant at Economistas 2004, later assuming the position of Deputy Chief of Staff and Advisor to the Economic Office of the President of the Government from May 2004 to April 2008. He was Director General of the Cabinet of the Ministry of Industry, Tourism, and Trade from 2008 to 2011 and a member of the Board of Directors of Paradores and Red.es from 2008 to 2011. Additionally, he was an External Consultant at GLG from 2012 to 2014. He was also a monitor of the PDG at IESE in 2013, a professor of Economic Environment in the Master's in Economics at the University of Vigo from 2013 to 2017, and a professor of Economics in the International Master's in Public Affairs at the International University Menéndez Pelayo from 2016 to 2018.

Other relevant positions: He is currently Deputy to the General Director of Real Madrid CF (since 2012), a member of the Advisory Board of the Hermes Institute (since 2023), a member of the Governing Board of the Real Madrid University School (since 2023), a member of the Strategy Committee of the PRISA Group, and Co-director and professor of the Master's in Digital Transformation and Applied Technologies in Sports at the Real Madrid University School (since 2021). Additionally, he is Secretary of the World Football Club Association (since 2019), a member of the Advisory Board of the ADEI Observatory (Google) (since 2018), and a member of the Supervisory Committee of Foro de Foros Foundation (since 2015). He is also a professor of Strategy and Business Model in the MBA program at the European University (since 2013).

Board Committees of which he is a member: The Executive Commission (Member) and the Audit and Control Committee (Member).

MS. VERÓNICA PASCUAL BOÉ

Member

Independent Director

Joined the Board in 2019.

Nationality: Spanish and French. Born in 1979 in Barcelona, Spain.

Education: Degree in Aeronautical Engineering from the Polytechnic University of Madrid. Master in Business Administration from the Collège des Ingénieurs de Paris, and Executive Master in Positive Leadership and Strategy (EXMPLS) from the IE Business School. She completed postgraduate courses at INSEAD, Stanford, Harvard Business School and Global Eisenhower Fellow 2024.

Experience: She is an entrepreneur who has led for 18 years a Group of companies linked to the digital transformation led by ASTI Mobile Robotics Group, a company based in Spain, France, Germany and the United States. Since 2021, after integrating ASTI Mobile Robotics into ABB Robotics, she has moved to the position of Global Manager of Robótica Móvil Autónoma until 2023. She began her professional career at the international level in the Human Resources Strategic Management Department of the Bouygues multinational industrial group. In 2004, she joined the family company ASTI, holding various management positions at that company (Technical and Commercial Management). By the end of 2006, she was its General Manager, and in 2008, she opted to acquire the said company. She had previously held a variety of positions, including: Sponsor and Founder of the Digital Innovation Hub of Burgos, of DIHBU (2018); Chairwoman of the Industry Working Group 4.0 of the Governing Authority of Castile and León (2016-2018); Member of the Advisory Board of the Quality Agency of the University System (2015-2016); Member of the Advisory Board of the EAE Business School (2015-2016); Member of the Governing Board of APD Castilla y León (2014-2015); Member of the Board of Directors of Empresa Familiar Castilla y León (2001-2013).

Other relevant positions: She is Chairwoman of ASTI Tecnología y Talento Foundation, Chairwoman of Endeavor España Foundation, Director of General de Alquiler de Maquinaria, S.A., Director of Marsi Bionics and Director of Viscofan, S.A. She leads ALBP Corp. Member of the global network of Eisenhower Fellowship (Global Eisenhower Fellow 2024).

Positions in other companies within the Telefónica Group (no executive duties): She is member of Telefónica Audiovisual Digital and of the Advisory Board of Telefónica Tech.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Board Committees of which she is a member: The Nominating, Compensation and Corporate Governance Committee (Member).

MR. FRANCISCO JAVIER DE PAZ MANCHO



Member

Other External Director

Joined the Board in 2007.

Nationality: Spanish. Born in 1958 in Valladolid, Spain.

Education: Degree in Information and Advertising. Studied law. Senior Business Management Program at the IESE (University of Navarre).

Experience: From 2016 to 2021, he has been Chairman of Telefónica Ingeniería de Seguridad, S.A. From 2018 to 2021 he has been a member of the Board of Directors of Telefónica Móviles de Argentina, S.A. From 2020 to 2021 he has been a member of the Board of Directors of Pegaso PCS, S.A. of C.V. (Mexico). From 2016 to 2020, he was Director of the Board of Directors of Telefónica Móviles México, S.A. From 2014 to 2016 he was the Chairman of Telefónica Gestión de Servicios Compartidos España, S.A.U. From 2006 to 2014 he was a member of the Executive Committee of the Superior Council of Chambers. From 2008 to 2018 he was a Director of Telefónica Argentina, S.A. From 2008 to 2012 he was the Chairman of Atento Inversiones y Teleservicios, S.A.U. From 2004 to 2007 he was the Chairman of the MERCASA National Company. He was also Deputy Chairman and Director of Corporate Strategy of the Grupo Panrico Donuts; General Manager of Internal Trade at the Ministry of Commerce and Tourism; General Secretary of the Consumers' Union of Spain (UCE); Chief Executive Officer of the magazine *Ciudadano*; General Secretary of Juventudes Socialistas; and a member of the Executive Board of the PSOE. He has also held the following positions and responsibilities: Director of Túnel del Cadí; President of the Pan y Bollería Marca Employers' Group (COE); Director of Mutua de Accidentes de Zaragoza (MAZ); Director of the Grupo Pan rico; Head of the Commercial Distribution Monitoring Office of the Ministry of Commerce and Tourism; member of the Economic and Social Council and of its Standing Committee; and Director of Tabacalera, S.A.

Positions in other companies within the Telefónica Group (no executive duties): He is Director of Telefónica Brasil, S.A. and of Telefónica Audiovisual Digital, S.L.U. He is also member of the Advisory Boards of Telefónica España and Telefónica Hispanoamérica.

Board Committees of which he is a member: The Executive Commission (Member), the Nominating, Compensation and Corporate Governance Committee (Member), and the Sustainability and Regulation Committee (Chairman).

MR. ALEJANDRO REYNAL AMPLE



Member

Independent Director

Joined the Board in 2023.

Nationality: Spanish. Born in 1973 in Valencia, Spain.

Education: He earned his bachelor's and master's degree in Mechanical Engineering form Georgia Institute of Technology and a MBA from the Harvard Business School.

Experience: He began his professional career in various strategic management positions at Telefónica and The Coca Cola Company. He has worked in the United States, Europe, Latin America and the Caribbean. He has a proven and successful track record in business transformation in multi-billion dollar companies. He was Chairman and CEO of Apple Leisure Group (ALG), a leisure travel and luxury resort management group with more than 38,000 employees in 14 countries, owned by Hyatt Hotels Corporation, actively participating in its acquisition in August 2021. Prior to ALG, he spent 8 years as CEO of Atento, a customer relationship management and business process outsourcing services company. At Atento he led the strategic transition from Telefónica to Bain Capital in 2012 and in 2014 he successfully led the company to an IPO on the NYSE.

Other relevant positions: He is currently Chairman and CEO of Four Seasons, which he joined in 2022 after an extensive international career in the global travel and hospitality, business services and telecommunications industries.



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

MR. FRANCISCO JOSÉ RIBERAS MERA



Member

Independent Director

Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Madrid, Spain.

Education: Degrees in Law and in Economics and Business Administration from Universidad Pontificia de Comillas (ICADE E-3), Madrid.

Experience: He began his professional career holding a variety of positions in Gonvarri Group, as Director of Corporate Development and later as its Chief Executive Officer. In 1997 he created Gestamp Automoción, and since then, he has served as its Executive Chairman, creating over time what is now the Grupo Gestamp.

Other relevant positions: He is currently the Executive Chairman of Gestamp Automoción. He is also a member of the Board of Directors of CIE Automotive and of Wallbox, N.V. Furthermore, he is a member of the management bodies of other companies within Grupo Gestamp, and of companies in the Acek family holding group, including companies in the Groups Gonvarri, Acek Energías Renovables e Inmobiliaria Acek. He is also Chairman of SERNAUTO (Asociación Española de Proveedores de Automoción) and the Gestamp Foundation.

MS. MARÍA ROTONDO URCOLA

Member

Independent Director

Joined the Board in 2021.

Nationality: Spanish. Born in 1964 in Madrid, Spain.

Education: Degree in Economic Science and Business Studies from Universidad Complutense of Madrid. She has received complementary training at various institutions such as ESG Academy/Foretica, IESE, IC-A, EEC, IMD, NYU, Harvard, Boston College, among others.

Experience: In terms of her professional experience, it is highlighted by having spent the last 10 years at Banco Santander (2006-2016) as Global Head of Telecommunications, Media and Technology Sector within the Investment Banking area. Previously (1989-2006), at Santander Investment Sociedad de Valores y Bolsa, she was an investment analyst specialized in various sectors, particularly the telecommunications sector, Macroeconomist, and Director of European Analysis. Previously, she worked for two years in New York at Extebank and at the Spain-US Chamber of Commerce. She was also an Independent Director of Indra (2017-2021).

Other relevant positions: She is currently an Independent Director of CACEIS Bank Spain, of Santander CACEIS Latam Holdo, of Libertas 7 and Resiter, S.A. in Chile. Since 2016 she has been associated with IE University, on the advisory board, and is currently Co-Director and professor in the Executive Sustainability Programme. In addition, she teaches classes at BME since 2014, in the Master Investor Relations. In addition, she is also a lecturer in various forums and continuing his activities as a Consultant/Mentor. Additionally, she is a member of the advisory board of the Faculty of Economics and Business at Nebrija University.

Board committees of which she is a member: Audit and Control Committee (Member) and Sustainability and Regulation Committee (Member).



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

MS. CLAUDIA SENDER RAMÍREZ



Member

Independent Director

Joined the Board in 2019.

Nationality: Brazilian. Born in 1974 in São Paulo, Brazil.

Education: Degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and a Master's degree in Business Administration (MBA) from the Harvard Business School in Boston.

Experience: She has held various positions with the following entities, among others: (i) Director of Director of Metalúrgica Gerdau, S.A. (2021-2023); (ii) Director of Yduqs University, formerly known as Estácio (from 2019 to 2021); (iii) Latam Airlines Group: Vice-President for Customer Relations (2017-2019); CEO of LATAM Brazil (2013-2017); Vice-President of LATAM Brazil (2011-2013); (iv) at Whirlpool, S.A.: Vice-President of Marketing (2009-2011); Division Director of Marketing (2007-2009); and Director of Strategic Planning (2005-2007); and (v) at Bain & Company Brazil: Consultant specializing in Strategy (1998-2005).

Other relevant positions: She is currently Director of Holcim Ltd (since 2019); Director of Gerdau, S.A. (since 2019); Director of Amigos do Bem (since 2017), a Brazilian NGO dedicated to the eradication of poverty in Northwestern Brazil; of Hospital Israelí Albert Einstein and of Ensina Brasil; and Director of Embraer, Empresa Brasileira de Aeronáutica, S.A. (since 2021).

Positions in other companies within the Telefónica Group (no executive duties): She is member of the Advisory Boards of Telefónica Tech and Telefónica Hispanoamérica.

Board Committees of which she is a member: The Executive Commission (Member).

MS. SOLANGE SOBRAL TARGA

Member

Independent Director

Joined the Board in 2023.

Nationality: Brazilian. Born in 1972 in São Paulo, Brazil.

Education: Degree in Computer Science from the Federal University of São Carlos (Brasil) and a Master's degree in Computer Science from the State University of Campinas (Brasil).

Experience: She has extensive experience in digital business development and leadership of multidisciplinary teams, currently acting as a digital transformation agent for particularly valuable brands around the world. Additionally, she was a member of the Diversity and Inclusion Committee at Banco Itaú from May 2021 to October 2023.

Other relevant positions: She is Vice President and Partner of CI&T, in charge of its expansion in EMEA, actively participating in the acquisition and integration of Somo, a leading agency in the delivery of digital products and solutions for major global brands. Since 2021, she has been a member of several Board of Directors, being an Independent Director at Unidas in Brazil from February 2021 to June 2022. She is also a member of the Advisory Board with WCD Brazil since April 2022 as well as with Brazilian Chambers in the UK from September 2023. In addition, in 2023 she became director of Bienal of São Paulo.

Positions in other companies within the Telefónica Group (no executive duties): She is Director of Telefónica Brasil, S.A., being a member of the Sustainability and Quality Committee since then, and a member of the Digital Security Advisory Committee since November 2023.

Board Committees of which she is a member: The Sustainability and Regulation Committee (Member).



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Functions and Operation of the Board of Directors

General functions of the Board of Directors

The Board of Directors is the highest management and representative body of the Company. As such it is empowered, within the scope of the corporate purpose defined in the Bylaws, to perform any legal acts or transactions for purposes of management and disposition, under any title, except for those reserved by law or by the Bylaws exclusively to the shareholders at a General Shareholders' Meeting.

The foregoing provisions notwithstanding, the Board of Directors is configured basically as a supervisory and control body, entrusting the day-to-day management of the Company's business to the executive bodies and to the management team.

The Board of Directors cannot delegate those powers that the law or the Bylaws reserve to its own exclusive purview, or those other powers that are necessary for the responsible exercise of its basic function of supervision and control, or the powers delegated to it by the shareholders at a General Shareholders' Meeting, unless such subdelegation is expressly authorized.

Specifically, the Board of Directors cannot, under any circumstances, delegate the following powers:

a) Supervision of the effective operation of the Committees that it has created and of the activities of the delegated bodies and of the Officers that it has designated.

b) Determination of the Company's general policies and strategies.

c) Authorization or waiver of the obligations arising from the duty of loyalty, in accordance with the provisions of of the Law, in the Bylaws and in the Regulations of the Board of Directors.

d) Its own organization and operation.

e) Preparation of the Annual Accounts and their submission at the General Shareholders' Meeting.

f) Preparation of any type of report that by law must be presented to the management body, provided that the transaction to which the report refers cannot be delegated.

g) Appointment and removal of the Company's Chief Operating Officers, as well as the establishment of the terms of their contracts.

h) Appointment and removal of the Officers who are to report directly to the Board or to any of its members, as well as the establishment of the basic conditions of their contracts, including their compensation.

i) Decisions regarding the compensation of the Directors, within the framework of the Bylaws and of

the compensation policy approved by the shareholders at the General Shareholders' Meeting.

j) The call to the General Shareholders' Meeting and the preparation of the agenda and the proposed resolutions.

k) The policy regarding the Company's own shares.

l) The powers delegated by the shareholders at the General Shareholders' Meeting to the Board of Directors, unless subdelegation of such powers was expressly authorized by the shareholders.

m) Approval of the strategic or business plan, the annual management and budgetary goals, the investment and finance policy, the corporate social responsibility and sustainability policy or dividend policy.

n) Determination of the risk control and risk management policy, including tax-related risks, and supervision of the internal information and control systems.

o) Determination of the corporate governance policy of the Company and of the Group; its organization and operation; and, in particular, the approval and modification of its internal Regulations.

p) Approval of the disclosure, contact and engagement policy for shareholders, institutional investors and proxy advisers, including the policy on communication of economic/financial, non-financial and corporate information.

q) Approval of the diversity policy in relation to the Board of Directors and the selection of directors.

r) Approval of the financial information that the Company must periodically disclose because of its status as a listed company.

s) Definition of the structure of its Group of companies.

t) Approval of investments or transactions of all kinds that, because of their high amount or special characteristics, are of a strategic nature or entail a special tax risk, unless their approval is within the purview of the shareholders at the General Shareholders' Meeting.

u) Approval of the creation or acquisition of interests in special-purpose entities or entities that are domiciled in countries or territories that are considered to be tax havens, as well as any other transactions of a similar nature that, due to their complexity, might diminish the transparency of the Company and its Group.

v) The approval, subject to a report from the Audit and Compliance Committee, of related-party transactions under the terms established in Article 37 of the Board Regulations, unless their approval corresponds to the General Meeting.

The Company's Board of Directors may delegate the approval of transactions between companies forming part of its group that are carried out within the scope



Consolidated management report


Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

of ordinary management and under market conditions, as well as transactions entered into under contracts whose standard conditions are applied *en masse* to a large number of customers, carried out at prices or rates established on a general basis, and whose amount does not exceed 0.5% of the net turnover of the company, determined in accordance with the rules of calculation laid down in the Law.

In any event, when duly justified urgent circumstances arise, the decisions corresponding to the foregoing matters may be adopted by the delegated bodies or persons and must be ratified at the next meeting of the Board of Directors that is held after the adoption of the decision.

Allocation of positions and duties

The Board of Directors of Telefónica, S.A. has implemented a corporate governance structure that ensures the effective fulfillment of its duties and responsibilities.

This structure is configured basically in the following way:

- **Chief Executive Officer**

The Chairman of the Board of Directors holds the position of chief executive of the Company, with responsibility for effective guidance of the business activities, always in accordance with the decisions and criteria set by the shareholders at the General Shareholders' Meeting and by the Board of Directors.

This position was held by Mr. José María Álvarez-Pallete López during the fiscal year 2024 and until January 18, 2025. Currently, the Executive Chairman of Telefónica, S.A. is Mr. Marc Thomas Murtra Millar.

As Chief Executive Officer, all of the powers and duties of the Board of Directors are expressly delegated to him, except for those that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors, article 5.4 of which establishes the powers that are reserved to the Board of Directors and that cannot be delegated. In addition to such delegation of powers, the Company's Chief Executive Officer is granted specific (non-general) powers to carry out specific transactions that have been approved by the Company.

- **Chief Operating Officer**

The powers of the Board of Directors associated with the conduct of the business and with the fulfillment of the highest executive duties in all of the Company's business areas are delegated to the Chief Operating Officer, Mr. Ángel Vilá Boix, except for the powers that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors. In addition to such delegation of powers, the Company's Chief Operating Officer is granted

specific (non-general) powers to carry out specific transactions that have been approved by the Company.

- **Lead Independent Director**

The Lead Independent Director performs, among others, the following duties and tasks:

a) Coordinates the work of the External Directors, in order to protect the interests of all of the Company's shareholders; reflects the concerns of the said Directors; and meets with them when he deems it appropriate.

b) When appropriate, he may ask the Chairman of the Board to call a meeting of the Board of Directors, in keeping with Good Governance standards.

c) He may request that certain matters be included on the Agenda of the meetings of the Board of Directors that have already been called.

d) Directs the evaluation carried out by the Board of Directors of its Chairman.

e) He may preside over meetings of the Board of Directors, in the absence of the Chairman and of the Vice Chairmen.

f) Maintains contacts with investors and shareholders in order to know their views, for the purpose of forming an opinion regarding their concerns, particularly with regard to the Company's corporate governance.

g) Coordinates the Chairman's succession plan.

Mr. José Javier Echenique Landiríbar was the Lead Independent Director until December 15, 2024, the date of his passing. On January 29, 2025, the Board of Directors of the Company, with the abstention of the Executive Directors and at the proposal of the Nominating, Compensation and Corporate Governance Committee, appointed Mr. Peter Löscher, an Independent Director, as the new Lead Independent Director.

- **General Secretary and Secretary of the Board of Directors**

The Secretary of the Board of Directors, Mr. Pablo de Carvajal González, assists the Chairman of the Board in the fulfillment of his duties, and ensures the proper functioning of the Board of Directors, with very particular attention to providing to the Directors the necessary advice and information; keeping the company records; properly reflecting in the minute books the proceedings of the meetings of the Board of Directors; and attesting to its resolutions.

The Secretary of the Board also sees to the formal and substantive legality of the activities of the Board of Directors and to their compliance with the Bylaws and with the Regulations for the General Shareholders'



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Meeting and of the Board of Directors, ensuring that the good governance recommendations adopted by the Company and in force at any time are duly taken into account.

The Secretary of the Board is also the General Secretary of the Company. Mr. Pablo de Carvajal González is also Telefónica's Global Director of Regulatory Affairs and Head of the Security Area.

The Board of Directors also has a Deputy Secretary, Mr. Antonio García-Mon Marañés, who assists the Secretary and replaces him in the performance of his duties in the event of his absence or inability. Mr. García-Mon is also Deputy General Secretary and Director of Corporate Legal Services.

Neither the Secretary nor the Deputy Secretary of the Board have the status of Directors.

- **Committees of the Board of Directors**

As of December 31, 2024, and as of the date of drawing up of this Report, the Board of Directors had and has an Executive Commission and three advisory or control committees, whose composition, duties and powers are described in detail in advance.

Operation of the Board of Directors

Both the Bylaws and the Regulations of the Board specify that the Board of Directors shall meet routinely once a month, and, at the initiative of the Chairman, as often as he deems it appropriate for the proper functioning of the Company.

During fiscal year 2024, the Telefónica Board of Directors held 15 meetings, each lasting between three and four hours, depending on the topics discussed. Likewise, it should be noted that one of these meetings corresponds to the strategic session that the Board of Directors holds annually to analyze the company´s strategy and its impact on the business developed by the Telefonica Group.

The meetings of the Board of Directors have been held in mixed format. At all these meetings, the Secretary of the Board of Directors attested to the identity of all the attendees.

The power to call a meeting of the Board of Directors and, if appropriate, to draw up the Agenda of the Board's meetings rests with the Chairman of the Board of Directors, who must however call a meeting when requested to do so by three Directors who indicate the issues to be discussed.

A meeting of the Board of Directors may also be called by at least one-third of its members, with an indication of the Agenda, if, after the submission of a request to the Chairman of the Board of Directors, the Chairman, without

just cause, has not called the meeting within a period of one month.

The Company adopts the measures that are necessary in order for the Directors to have, whenever possible and sufficiently in advance, the necessary information, which shall be drawn up and oriented specifically toward the preparation of the meetings of the Board and of its Committees. In no case shall its compliance be waived on the grounds of the importance or confidential nature of the information, except under absolutely exceptional circumstances.

In this regard, and in accordance with the provisions of articles 18 and 20 of the Regulations of the Board of Directors, the Board of Directors and its Committees shall draw up a calendar of the meetings to be held during the year. Such calendar may be modified by resolution of the Board itself or of the corresponding Committee, or pursuant to a decision by its Chairman, in which case the modification must be disclosed to the Directors as soon as possible.

The Board and its Committees also have an Action Plan that contains a detailed description and the frequency of the activities to be carried out in each fiscal year, according to the powers and duties assigned to them.

Similarly, all of the meetings of the Board and of the Committee have a pre-established Agenda, which is communicated at least three days before the date on which the meeting is scheduled to be held, along with the call to the meeting. The Agenda for each meeting clearly indicates the items regarding which the Board of Directors or the Executive Commission must make a decision or adopt a resolution.

With the same goal, in general, the documentation associated with the Agenda for the meetings is made available to the Directors sufficiently in advance. In this regard, and in compliance with the provisions of article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the discussions, seeking and encouraging the active participation of all of the Directors in the deliberations, safeguarding the unconstrained statement of their viewpoints. Similarly, with the assistance of the Secretary, the Chairman ensures that the Directors receive beforehand sufficient information to deliberate on the items on the Agenda. He also ensures that sufficient time is devoted to the discussion of strategic issues and stimulates debate during the meetings, safeguarding the unconstrained statement of viewpoints by the Directors.

To facilitate the provision of all of the information and clarifications that may be necessary regarding some of the issues to be addressed, the main officers of the Group attend essentially all of the meetings of the Board and of its Committees, along with the speakers who are deemed appropriate, for the presentation of matters lying within their purview, according to the matters to be dealt with on



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



the agenda for each meeting. In this regard, before the start of the corresponding agenda item, the Chairman requests the incorporation of the speakers to participate in said item. The speakers present the appropriate information and answer the questions raised, but in no case do the speakers or any other guests at the meetings take part in the deliberations, and this does not affect the independence or freedom of judgement of the Directors and members of the Board Committees.

Furthermore, and in general, the Regulations of the Board of Directors (article 25) expressly provide that the Directors are vested with the broadest powers for obtaining information about any aspect of the Company and to examine its books, records, documents and other background materials relating to corporate activities. The exercise of this right of information is channeled through the Chairman or the Secretary of the Board of Directors, who handle requests from the Directors, either providing the information directly to the Directors or placing them in touch with the proper contact persons at the appropriate organizational level.

The Board of Directors can validly hold a meeting when a majority of its serving members are present or represented at the meeting. The Directors must personally attend the meetings of the Board of Directors. If, under exceptional circumstances, they are unable to do so, they shall ensure that the proxy they give to another member of the Board of Directors includes, insofar as possible, the appropriate instructions. Non-executive Directors can delegate their proxy only to another non-executive Director. Such delegations may be made by letter, mail or in any other way that ensures the certainty and validity of the proxy, in the opinion of the Chairman of the Board of Directors (article 19 of the Regulations of the Board of Directors and article 34.4 of the Bylaws).

In all cases, resolutions are adopted by an absolute majority of the votes of the Directors who are present at the meeting, either in person or by proxy, except in those instances in which, for certain resolutions to be valid, the law, the By-Laws or the Regulation of the Board of Directors requires the favorable vote of a larger number of Directors.

Board Committees

Both the Bylaws and the Regulations of the Board provide for an Executive Commission of the Board of Directors, with general decision-making authority and, consequently, with the express delegation of all of the powers of the Board of Directors, (except for those powers that, by law or pursuant to the Bylaws, cannot be delegated), as well as for the existence of an Audit and Control Committee and a Nominating, Compensation and Corporate Governance Committee.

The Regulations also authorize the Board of Directors to create one or more advisory or control committees, in addition to those mentioned above, entrusted with the task of examining and continuously monitoring any area of special importance to the good governance of the Company, or performing the specific analysis of any factor or issue whose significance or magnitude requires it. These Committees report to the Board of Directors regarding the conclusions reached on the issues or matters that they have been entrusted to review.

As of December 31, 2024, and on the date of issuance of this Report, the Board of Directors had and has an Executive Commission and three advisory or control committees (the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee and the Sustainability and Regulation Committee), whose composition, duties and powers are described below.

On the other hand, the meetings held by the Board of Directors' Committees, during financial year 2024, were held in mixed format, i. e. with the attendance of the Directors in person and online. At all these meetings, the Secretary of each Committee attested to the identity of all the attendees.

In accordance with the provisions of article 20 b) 3. of the Regulations of the Board, a full report is delivered to the Board of Directors on the matters addressed by the Committees, and so that it will be aware of the said matters for the exercise of its responsibilities. At the beginning of each of the monthly meetings of the Board of Directors, the Chairman of each of the Committees delivers a report on the major matters that were addressed and on the activities and tasks that were carried out by the respective Committee, making available to the Directors the corresponding documentation, so that the Directors will be aware of such activities for the purposes of the exercise of their responsibilities.

Additionally, and in the same way as the Board of Directors itself, all of the Committees prepare, at the start of each fiscal year and in accordance with the provisions of article 20 b) 3. of the Regulations of the Board of Directors, an Action Plan that contains a detailed description of, and a schedule for, the actions to be taken in each fiscal year in each Committee's individual area of activity.

Similarly, all of the Committees prepare an Activity Memorandum (which, for the Audit and Control Committee is called Annual Report on the activity, and the Nominating, Compensation and Corporate Governance Committee, is known as the Report of the Operation), which summarize the major activities and actions that were carried out during the preceding fiscal year, including the details of the matters that were examined and addressed at the meetings that were held, and emphasizing the aspects associated with their duties and responsibilities, composition and performance.



Consolidated
management report



Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

The Executive Commission

The Board of Directors has delegated its authority or powers (except for those that by law, under the bylaws and pursuant to the regulations cannot be delegated) to an Executive Commission.

The Executive Commission provides the Board of Directors with greater operability and effectiveness in the exercise of its functions, inasmuch as it meets more often than the Board of Directors does.

In accordance with the provisions of article 38 of the Bylaws of Telefónica, S.A., article 21 of the Regulations of the Company's Board of Directors governs the Executive Commission in the following terms:

a) Composition.

The Executive Commission shall consist of the Chairman of the Board of Directors, once he has been appointed as a member of the Committee, and no fewer than three and no more than ten other members, all of whom shall be Directors, appointed by the Board of Directors.

The Board of Directors shall endeavor to ensure that the Executive Commission has at least two non-executive Director, of whom at least one shall be independent.

In any event, in order to be valid, the appointment or renewal of the members of the Executive Commission shall require the favorable vote of at least two-thirds of the members of the Board of Directors.

As of the date of drawing up of this Report, the Executive Commission is composed of the following persons:

Name	Post	Category
Mr. Marc Thomas Murtra Millar	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Löscher	Member	Independent
Mr. Carlos Ocaña Orbis	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Other External
Ms. Claudia Sender Ramírez	Member	Independent

b) Operation.

The Executive Commission shall meet whenever it is called by its Chairman, normally holding meetings every 15 (fifteen) days. During the year 2024 it held 17 meetings, lasting on average 2 hours and 30 minutes each. Also noteworthy is the high level of participation of all of its members.

The Chairman and the Secretary of the Board of Directors shall serve as the Chairman and the Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

The Executive Commission can validly hold a meeting when a majority of its members are present at the meeting, either in person or by proxy.

Resolutions shall be adopted by an absolute majority of the Directors present at the meeting either in person or by proxy. In the event of a tie in the voting, the Chairman shall cast the deciding vote.

c) Relationship with the Board of Directors.

The Executive Commission shall promptly inform the Board of Directors of the matters that are discussed and the decisions that are made at its meetings. Copies of the minutes of such meetings shall be made available to the members of the Board (article 21.c of the Regulations of the Board).

Most important activities during the fiscal year

During fiscal year 2024 the Executive Commission of the Board of Directors of Telefónica, S.A. analyzed and reviewed, deliberated on and adopted resolutions (which have been ratified by the Company's Board of Directors) relating to certain issues associated with the following matters, among others:

-   The business developed by the Telefónica Group: i) products and services (Digitalisation, Open Gateway, Home Advanced Connectivity (HAC), Telefónica Open Innovation, Digital Services, B2B and B2C Business, etc.), ii) the evolution of the business in the various different countries in which the Telefónica Group operates, and iii) market trends.

-   The regulatory situation of the telecommunications industry (including, among others, regulatory changes and spectrum auctions).

-   Corporate and finance-related transactions of the Telefónica Group.

-   Monitoring of the share and its evolution.

Audit and Control Committee

The Audit and Control Committee of Telefónica, S.A. is governed by the provisions of article 39 of the Bylaws and by the provisions of article 22 of the Regulations of the Board of Directors. In particular, it regulates the composition, competencies and functioning of such Committee. The current version of the Regulations of the Audit and Control Committee is available for consultation on the Company's corporate website, under Information for Shareholders and Investors, in the Corporate



Consolidated
management report


Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Governance section, under Company's Internal Regulations..

a) Composition.

The Audit and Control Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be External or Non-Executive Directors, and at least a majority of them must be Independent Directors. In appointing the members of the committee, and, in particular, its Chairman, the Board of Directors shall take into account their knowledge and experience in matters of accounting, auditing and management of both financial and non-financial risks. Collectively, the members of the Committee shall possess the technical knowledge that is pertinent to the area of business to which the Company belongs.

The Chairman of the Audit and Control Committee, whose position in any case shall be held by an Independent Director, shall be appointed from among the members of such Committee. The Chairman must be replaced every four years and may be re-elected after a period of one year has elapsed since his departure.

During the fiscal year 2024, the composition of the Audit and Control Committee has been modified to adapt to the changes that have occurred in the composition of the Board of Directors, as well as due to the mandatory rotation of the Chairman every 4 years as provided in the Regulations of the Board of Directors and the Regulations of the Audit and Control Committee.

As of the date of drawing up of this Report, the Audit and Control Committee is composed of the following persons:

Name	Post	Category
Ms. María Luisa García Blanco	Chairwoman	Independent
Mr. Peter Löscher	Member	Independent
Mr. Carlos Ocaña Orbis	Member	Proprietary
Ms. María Rotondo Urcola	Member	Independent

Additionally, it is noted that Mr. José Javier Echenique Landiríbar held the position of Chairman and Member of the Audit and Control Committee until December 15, 2024, the date of his passing.

On January 29, 2025, the Audit and Control Committee agreed to appoint Independent Director Ms. María Luisa García Blanco as the Chairwoman of said Committee.

On the other hand, all members of the Audit and Control Committee are External or Non-Executive Directors, and the majority are Independent Directors. All of them have financial training and have been appointed considering their knowledge and experience in accounting, auditing, or risk management, both financial and non-financial.

b) Responsibilities.

Without prejudice to any other tasks that may be assigned to it by the Board of Directors, the primary function of the Audit and Control Committee shall be to support the Board of Directors in its supervisory functions. In particular, the Committee shall have at least the following responsibilities:

1) To provide information to the shareholders at the General Shareholders' Meeting about the issues that arise within its purview and, in particular, about the outcome of the audit, explaining how the audit contributed to the integrity of the financial information, and the role that the Committee played in the process.

2) To present to the Board of Directors the proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process, as provided by law, along with the terms and conditions under which the external auditor is to be retained, as well as collecting regularly from the auditor information about the audit plan and its implementation, in addition to preserving its independence in the fulfillment of its duties.

3) To supervise internal audit, which shall endeavor to ensure the proper operation of internal reporting and control systems, and which will functionally report to the Chairman of the Audit and Control Committee, and in particular shall be required:

a) Ensuring the independence and effectiveness of the internal audit function;

b) Proposing the selection, appointment and removal of the head of the internal audit department;

c) Proposing the budget for that department;

d) To approve the annual focus and work plan, ensuring that its activity is principally focused on material risks (including reputational risks);

e) To review the annual activities report;

f) To receive regular information about its activities, the implementation of the annual work plan, including any incidents or limitations in scope that arise during such implementation, the outcome and the follow-up on its recommendations; and

g) To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4) To supervise and assess the process of preparing and submitting and the integrity of the mandatory financial and non-financial information relating to the Company and the Group and to submit recommendations or proposals to the Board of Directors intended to safeguard the integrity thereof. With respect thereto, it shall review compliance



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

with legal requirements, the proper determination of the scope of consolidation and the correct application of accounting standards, informing the Board of Directors thereof.

5) To endeavor ensure that the annual accounts submitted by the Board of Directors to the shareholders at the General Shareholders' Meeting are prepared in accordance with the legal provisions on accounting. However, in cases where the statutory auditor has included a qualification in its audit report, the Chairman of the Committee shall clearly explain the content and scope thereof at the General Meeting. In addition, a summary of such explanation shall be made available to the shareholders at the time of publication of the call to the General Meeting.

6) To supervise the effectiveness of the Company's internal control system, particularly endeavoring to ensure the effective implementation in practice of the policies and systems on internal control, as well as on internal audit, and the systems for the control and management of financial and non-financial risks relating to the Company and the Group (including operational, technological, legal, social, environmental, political and reputational risks and corruption-related risks), and to discuss with the Statutory Auditor any significant weaknesses in the internal control system detected during the audit, all without infringing the independence thereof. In such cases, and if applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding period for follow-up thereon.

In that regard, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a) The types of financial (including contingent liabilities and other off-balance sheet risks) and non-financial (operational, technological, legal, social, environmental, political and reputational, including corruption-related risks) risks to which the Company is exposed;

b) A multi-level risk control and management model;

c) the setting of the risk level that the Company deems acceptable; the measures contemplated to mitigate the impact of the identified risks, should they materialize; and

d) the internal control and information systems to be used to control and manage the above-mentioned risks.

7) To supervise the risk control and management unit, which shall perform the following duties:

a) ensure the proper operation of the risk control and management systems, and particularly to ensure that all material risks affecting the Company are identified, managed and quantified;

b) actively participate in preparing the risk strategy and in important decisions regarding the management thereof; and

c) endeavor to ensure that the risk control and management systems properly mitigate risks within the framework of the policy determined by the Board of Directors.

8) To establish and supervise a mechanism that enables employees and other people connected with the Company, such as Directors, shareholders, suppliers, contractors and subcontractors, to confidentially and anonymously, with due regard for the rights of complainant and the subject of any complainant, report any significant improprieties, including financial, accounting or any other kind of improprieties regarding the Company, that they become aware of within the Company or its Group.

9) To establish and maintain appropriate relations with the Statutory Auditor in order to receive, for review by the Committee, information on all matters that could entail a threat to the independence thereof, as well as any other matters relating to the audit procedure, and when applicable, authorization of services other than those that are prohibited, upon the terms contemplated by applicable law, and such other communications as may be provided for in auditing legislation and auditing rules. In any event, the Audit and Control Committee must receive, on an annual basis, a declaration from the Statutory Auditor of its independence from the Company or entities directly or indirectly related thereto, as well as detailed and itemized information regarding additional services of any kind provided to and the corresponding fees received from, such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of applicable law.

10) To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Statutory Auditor has been compromised. This report must in all cases include a reasoned assessment of the provisions of each and every one of the additional services referred to in point 9) above, both individually and as a whole, other than the legal audit and regarding the rules on independence or regulations on the activity of auditing.

11) To preserve the independence of the Statutory Auditor in the performance of its duties, and in this regard: (i) in the event of the resignation of the statutory auditor, examine the circumstances giving rise to such resignation; (ii) endeavor to ensure that the compensation received by the statutory auditor for its work does not compromise the quality or independence thereof; (iii) ensure that the Company communicates through the CNMV any change in auditor and attaches a statement regarding any disagreements with the outgoing auditor and, if any, the substance thereof; (iv) ensure that the statutory auditor meets annually with the full Board of Directors to inform



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

the Board of Directors of the work performed and on the accounting status and the risks of the Company; and (v) ensure that the Company and the statutory auditor applicable legal provisions regarding the provision of non-audit services, limits on the concentration of the auditor's business, and generally all other provisions regarding the independence of the auditors.

12) To analyze and report on the financial terms, accounting impact and, if applicable, the exchange ratio proposed for structural modifications and corporate transactions that the Company expects to carry out, prior to submission to the Board of Directors.

13) To report in advance to the Board of Directors on all matters provided by law and the By-Laws, and particularly regarding:

1. Financial information and the management report, which shall include the required non-financial information that the Company must periodically make public; and

2. The creation or acquisition of interests in special-purpose entities or entities domiciled in countries or territories considered to be tax havens.

14) To report on related-party transactions that must be approved by the shareholders acting at a General Shareholders' Meeting or by the Board of Directors and to supervise the internal process established by the Company for those transactions for which approval has been delegated by the Board of Directors.

15) To supervise the application of the general policy on the disclosure of economic/financial, non-financial and corporate information and communication with shareholders and investors, proxy advisers and other stakeholders, and to monitor the manner in which the Company communicates and engages with small and medium-sized shareholders, all with respect to those aspects within the purview of the Committee.

16) As regards those companies of the Group that are deemed to be Public-Interest Entities (Entidades de Interés Público) (as defined by applicable law), and with respect to which it is so approved by the Board of Directors, to perform all those duties of the Audit Committee at any time contemplated by applicable law, provided that (a) such companies are directly or indirectly wholly-owned by the Company pursuant to the provisions of applicable law , or (b) the assumption of such duties has been unanimously approved by the shareholders of the subsidiary.

The provisions of paragraphs 2), 9) and 10) shall be understood as being without prejudice to the regulatory framework governing the auditing of accounts.

Mechanisms established by the Board of Directors to ensure that the Annual Accounts that the Board of Directors submits to the General Shareholders' Meeting are drawn up in accordance with accounting standards

By virtue of the foregoing, Telefónica's Audit and Control Committee is responsible for ensuring that the annual accounts that the Board of Directors submits to the General Shareholders' Meeting are drawn up in accordance with accounting regulations and that, in those cases in which the auditor has included a qualification in its audit report, the Chairman of the Audit and Control Committee must clearly explain to the General Shareholders' Meeting the opinion of the Committee on the content and scope of the audit report and make a summary of such opinion available to the shareholders at the time of publication of the notice of the General Shareholders' Meeting.

Mechanisms established to preserve the independence of external auditors, financial analysts, investment banks and rating agencies, including how the legal provisions have been implemented in practice

With regard to the independence of the Company's external auditor, and in accordance with the provisions of Telefónica´s Regulations of the Board of Directors (Article 39), the Board of Directors has established, through the Audit and Control Committee, a stable and professional relationship with the Accounts Auditor, with strict respect for the independence thereof.

Furthermore, the Audit and Control Committee, as part of its fundamental powers (Article 22 of the Regulations of the Board of Directors and Article 4 of the Regulations of the Audit and Control Committee), has established and maintains the appropriate relationships with the auditors to receive information on those matters that may threaten their independence, to be considered by the Committee, and any others related to the process of carrying out the audit, and, where appropriate, the authorisation of services other than those prohibited, in accordance with the terms set forth in the applicable law, as well as other communications set forth in audit legislation and audit regulations.

In any case, the Audit and Control Committee annually receives the accounts auditor's declaration of independence with regard to the Company or entities directly or indirectly related to it, as well as detailed and personalised information on the additional services of any kind provided and the corresponding fees received from these entities by the reported auditor, or the persons or entities related to him/her in accordance with the provisions of current regulations.

Furthermore, the Committee issues, prior to issuing the audit report of the accounts, an annual report that expresses an opinion on whether the independence of the accounts auditor has been compromised. This report states, in any case, the evaluation, with supporting



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

evidence/rationale, of the provision of each and every one of the additional services referred to in the previous section, taken into account individually and together, different to the statutory audit and in relation to the independence regime or the regulations governing account auditing.

On the other hand, as regards financial analysts, investment banks and rating agencies, their work and actions are developed and carried out in accordance with strict criteria, rules of independence and compliance. In particular, the agreements entered into by Telefónica, S.A. with the rating agencies include clauses recognizing the independence of the rating agency and its right to freely determine, apply and modify the rating methodologies at its sole discretion.

In any event, the Audit and Control Committee must preserve the independence of the statutory auditor in the performance of its duties, and in this regard: (i) in the event of the resignation of the statutory auditor, examine the circumstances giving rise to such resignation; (ii) endeavor to ensure that the compensation received by the statutory auditor for its work does not compromise the quality or independence thereof; (iii) ensure that the Company communicates through the CNMV any change in auditor and attaches a statement regarding any disagreements with the outgoing auditor and, if any, the substance thereof; (iv) ensure that the statutory auditor meets annually with the full Board of Directors to inform the Board of Directors of the work performed and on the accounting status and the risks of the Company; and (v) ensure that the Company and the statutory auditor applicable legal provisions regarding the provision of non-audit services, limits on the concentration of the auditor's business, and generally all other provisions regarding the independence of the auditors.

In addition, and in accordance with the Regulations of the Board of Directors (Article 22), the Company's Audit and Control Committee puts forward proposals to the Board of Directors for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with the law, as well as the terms and conditions of his/her contract, regularly obtaining information from the auditor on the audit plan and the execution thereof, as well as preserving his/her independence in the exercise of his/her duties.

Furthermore, the external auditor has direct access to the Audit and Control Committee, participating regularly in its meetings, without the presence of members of the Company's management team when this is deemed necessary. In this regard, and in accordance with the requirements of US regulations on this matter, the External Auditor reports to the Audit and Control Committee, at least on an annual basis, on the most significant accounting policies and practices followed in drawing up the Company's financial and accounting information, on any alternative accounting treatment within generally accepted accounting principles and practices that affects

any relevant element within the financial statements that may have been discussed with the management team, and, finally, on any relevant communication between the auditor and the Company's management team. In addition, and in accordance with Article 39 of the Regulations of the Board of Directors, the auditor shall hold an annual meeting with the full Board of Directors to provide an update on the work carried out and the evolution of the Company´s accounting and risk situation.

In accordance with the Company's internal regulations, and also in line with the legal requirements imposed by Spanish, European and US regulations, contracting any service with the Company's External Auditor must always be approved beforehand by the Audit and Control Committee. Furthermore, this contracting of services, other than those of the audit itself, is carried out in strict compliance with the Audit Act, European regulations and the Sarbanes-Oxley Act enacted in the United States and its implementing regulations. In this respect, and before hiring the auditor, the Audit and Control Committee analyses the content of the work to be carried out, assessing the situations that may entail a risk to the independence of the Company's External Auditor, and specifically supervises the percentage represented by the fees paid by the latter of the audit firm's total revenue. In this regard, the Company states in its Annual Report, in accordance with the legal requirements in force, how much the Company's External Auditor is paid, including those fees related to services of a different nature from auditing.

Consequently, the Company has implemented, in practice, the legal provisions on this matter as indicated in the preceding paragraphs.

c) Operation.

The Audit and Control Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:

- The Chairman of the Committee and, if deemed appropriate or requested, the rest of its Members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.

- The Chairman of the Committee, through the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.

This information shall be available through the corresponding information technology application, enabled by the Company for the handling of the documentation associated with this Committee.



Consolidated management report



Index

1. Telefónica in 2024
2. Sustainability Statement
3. Risks
4. Annual Corporate Governance Report
5. Annual Report on Remuneration of the Directors
6. Other information

The Audit and Control Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In any event, the Committee shall meet, at a minimum, on each date on which annual or interim financial information is published. In such cases, the Internal Auditor shall be present. If any type of review report is issued, the Auditor shall also be present.

In this regard, and with reference to the meetings held with the Statutory Auditor and with the Internal Auditor, the provisions of article 7 of the Regulations of the Company's Audit and Control Committee are complied with, which provisions establish that, for the proper exercise of its supervisory function, the Committee must be familiar with, and understand, the decisions made by Senior Management regarding the application of the most significant criteria and the results of the reviews conducted by the Internal Audit Office, while maintaining fluid communications with the Statutory Auditor. In point of fact, the External Auditor has participated in meetings of the Audit and Control Committee in order to explain the work that was done, and also to clarify, at the request of Committee, those issues that may have been raised in connection with the duties assigned to such External Auditor. The members of the Committee also held separate meetings with each of these contact persons when such meetings were deemed necessary, in order to conduct a rigorous follow-up of the preparation of the Company's financial information.

During 2024, the Audit and Control Committee held 14 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.

Likewise, in the fulfillment of its duties, the Committee may request the presence of the following persons at its meetings: the Statutory Auditor, the head of the Internal Audit Office, any Director, employee or Officer of the Company and the experts that it deems appropriate.

Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its Members, of sufficient time to analyze and evaluate the information received by them.

The Committee also has a Secretary, as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.

For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee establishes an Annual Work Plan.

The meetings are scheduled by the Chairman of the Committee, who communicates them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions are performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or management, which are the responsibility of Senior Management.

Most important activities during the fiscal year and fulfillment of duties.

The primary activities and actions performed by the Audit and Control Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2024 were related to the powers and duties of such Committee. Accordingly, the Audit and Control Committee has performed the following tasks, among others:

- In the financial and non-financial area: i) a review of the Company's financial information (Annual Accounts and Management Reports, which include the Statement of Non-Financial Information for 2023, periodic quarterly and semi-annual financial information about the Telefónica Group and the Group's Public Interest Entities (PIEs) for which this Committee has assumed the duties of their Audit Committee, and Alternative Performance Measures, included in the Company's Financial Information); ii) review of financial and non-financial issues (results of the impairment test for fiscal year 2023 and preliminary analysis for 2024, review of financial accounting aspects of corporate transactions, main tax risks and macroeconomic outlook and investment transactions in entities domiciled in territories considerated as tax heavens; iii) review of the prospectuses presented by the Company to the various supervisory bodies (including, among others, the Form 20-F Annual Report and numerous prospectuses regarding equity and debt financing); and iv) a review of specific presentations on financial and tax aspects of and changes in accounting rules.

- Regarding Related-Party Transactions, the following items, among others: i) preparation of the 2023 Report of the Audit and Control Committee on related-party transactions and of the Report of the Audit and Control Committee on the approval of related-party transactions during fiscal year 2023; ii) conclusions of the Internal Audit area in connection with the review of the process for obtaining and monitoring related-party transactions through the "Related-Party Transactions Supervision Process Report"; iii) the preparation of Framework Agreements on certain lines of transactions with the SEPI Group and with the rest of the bodies and entities belonging to the Spanish General Government Administration and to the State Public Sector



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

(rest of the Spanish Government Administration); and iv) renewal of Framework Agreements on transactions and financial advice made with the BBVA Group, and on certain lines of transactions with the SEPI Group and with the Rest of the Spanish Government Administration. The Committee also submitted to the Board of Directors the reports on related-party transactions (sponsorships, donations or other similar transactions with entities related to Telefónica, S.A.) for individual approval by the Board of Directors, as they are not part of the ordinary course of business of the Telefónica Group.

– Regarding internal audit and internal control: i) review of the work carried out by Internal Audit on the review of global cross-cutting processes and on regulatory requirements; ii) analysis of the 2023 Annual Activities Report of the Internal Audit Department as well as the 2024 Annual Plan of the Internal Audit Department; iii) presentation of the results of the review of the indicators of financial and non-financial information included in the Telefónica Group's employee compensation for fiscal year 2023; iv) review of the Company's Internal Control Systems and the aforementioned PIEs; and v) review of the Risk Management System.

– Regarding compliance, the activities carried out by the Compliance area, including, among others, the report on the activities within the Internal Reporting System (IRS) (whistle-blowing channel) of the Telefónica Group, the monitoring of particularly important investigations, and the monitoring of the Telefónica Group's Regulatory Framework Simplification Project. Also, specific presentations on particular aspects or initiatives of the Company's Compliance Program.

– Regarding the external auditor: i) approval of the proposed fees to be received by PwC as Statutory Auditor for fiscal year 2024, for auditing services and other audit-related services; ii) approval of non-audit work; iii) report on the independence of the external auditor; and iv) evaluation of the role of the external auditor. In addition, the Committee approved the commencement of work to commence the selection process for a new Statutory Auditor and Verifier of Sustainability Information for Telefónica, S.A. and its consolidated Group for the period 2027-2029.

– Regarding sustainability, the Committee has reviewed, among other things, the non-financial information prepared by the Company in accordance with applicable legal provisions, the Company's reporting processes (specifically, the

dual materiality process carried out by Telefónica, S.A.), and the risk analysis and management process. The Committee also proposed to the Board of Directors the appointment of PwC as Verifier of the Sustainability Information of Telefónica, S.A. and its Consolidated Group for fiscal year 2024.

– Other items of interest include the following: i) preparation of the monthly report of the Head of the Treasury Stock Management Team of Telefónica, S.A. on treasury stock transactions; ii) a review to ensure that the financial information published on the Company's website is continuously updated and matches the information prepared, in each instance, by the Board of Directors and published on the CNMV website; iii) periodic training to ensure that the knowledge imparted to the members of the Committee (specifically, on artificial intelligence, new developments with respect to CNMV Technical Guide 1/2024 on Audit Committee and Public Interest Entities, Risk Management Model, etc.) is up to date; iv) preparation of the Audit and Control Committee's Report on the Functioning of the Audit and Control Committee; v) status of the Telefónica Group litigation; vi) results obtained from the Audit and Control Committee Evaluation Process for fiscal year 2023 and the corresponding Action Plan; and vii) evaluation of the role of the Internal Audit Department.

The Nominating, Compensation and Corporate Governance Committee

The Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A. is governed by the provisions of article 40 of the Bylaws and of article 23 of the Regulations of the Board of Directors. Accordingly, and in order to comply with the recommendations set forth in Technical Guide 1/2019 of the National Securities Market Commission regarding Nominating and Compensation Committees, the Board of Directors, at its meeting held on June 26, 2019, approved the Regulations of the Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A., which was amended by resolution of the Board of Directors at its meeting of December 16, 2020, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, to adapt it to the recommendations of the Good Governance Code as amended in June 2020 (as well as Article 23 of the Regulations of the Board of Directors).

Article 40 of the Company's By-Laws, article 23 of the Regulations of the Board of Directors and the Regulations of the Nominating, Compensation and Corporate Governance Committee govern such Committee under the terms set out in the following sections. The current version of the Regulations of the Nominating,



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Compensation and Corporate Governance Committee is available for consultation on the Company's corporate website, under Information for Shareholders and Investors, in the Corporate Governance section and Company's internal regulations.

a) Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be external or non-executive Directors, and the majority of them must be independent Directors. The Lead Independent Director must also be a member of the Committee.

The members of the Nominating, Compensation and Corporate Governance Committee shall be appointed such that as a group they have the knowledge, aptitudes and experience appropriate for the duties that they are called upon to perform.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, whose position shall in any case be held by an independent Director, shall be appointed from among the members of such Committee.

As of the date of drawing up of this Report, the Nominating, Compensation and Corporate Governance Committee is composed of the following persons:

Name	Post	Category
Mr. Peter Löscher	Chairman	Independent
Ms. María Luisa García Blanco	Member	Independent
Ms. Verónica Pascual Boé	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

The Vice Chairman and Lead Independent Director, Mr. José Javier Echenique Landiríbar, held the position of Member of the Nominating, Compensation and Corporate Governance Committee until December 15, 2024, the date of his passing.

In this regard, the Board of Directors of Telefónica, S.A., in its meeting on January 29, 2025, at the proposal of the Nominating, Compensation and Corporate Governance Committee, agreed to appoint Mr. Peter Löscher, an Independent Director, as the Lead Independent Director.

b) Responsibilities.

Notwithstanding any other tasks that may be assigned to it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following responsibilities:

1) To evaluate the skills, knowledge and experience necessary within the Board of Directors. For such purposes, it shall determine the functions and aptitudes needed in the candidates who must fill each vacancy and shall evaluate the time and dedication required for them to effectively carry out their tasks and shall ensure that the non-executive Directors have sufficient availability to properly perform their duties.

2) To establish a goal for representation by the less represented gender on the Board of Directors and prepare guidance on how to reach this objective.

3) To submit proposed appointments of independent Directors to the Board of Directors for appointment on an interim basis to fill a vacancy or for submission of such proposals to a decision by the shareholders at the General Shareholders' Meeting, as well as proposals for the re-election or removal of such Directors by the shareholders at the General Shareholders' Meeting.

4) To report on the proposed appointments of the other Directors of the Company for their appointment on an interim basis to fill a vacancy or for submission of such proposals to a decision by the shareholders at the General Shareholders' Meeting, as well as proposals for the re-election or removal thereof by the shareholders at the General Shareholders' Meeting.

5) To also report on proposals for the appointment and removal of the Secretary and any Deputy Secretary of the Board of Directors of the Company, as well as proposals for the appointment, re-election and removal of Directors from the subsidiaries thereof.

6) To report on proposals for the appointment and removal of the Senior Executive Officers of the Company and its subsidiaries.

7) To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.

8) To propose to the Board of Directors the appointment of the Lead Director from among the independent Directors.

9) Together with the Chairman of the Board of Directors, to organize and coordinate a periodic evaluation of the Board of Directors and its Committees, including the performance and contribution of each Director and the evaluation of the performance of the Chairman of the Board of Directors under the direction of the Lead Director pursuant to the Regulations of the Board of Directors.

10) To report on the periodic evaluation of the performance of the Chairman of the Board of Directors.

11) To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and planned manner.

12) To propose to the Board of Directors, within the framework established in the By-Laws, the compensation



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 33 of the Regulations of the Board of Directors.

13) To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman of the Board of Directors, the executive Directors and the Senior Executive Officers of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.

14) To confirm compliance with and to periodically review the compensation policy applied to the Directors and Senior Executive Officers, including share-based compensation systems and the application thereof.

15) To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

16) To verify the information regarding the compensation of the Directors and Senior Executive Officers set forth in the various corporate documents, including the annual report on the Director compensation policy.

17) To supervise compliance with the Company's internal corporate governance policies and rules, as well as the Company's internal codes of conduct in force from time to time, while also endeavoring to ensure that the corporate culture is aligned with its purpose and values.

18) To periodically evaluate and review the Company's corporate governance system, such that it fulfils the mission of promoting the corporate interest and takes due account of the legitimate interests of the other stakeholders.

19) To supervise the implementation of the general policy regarding the communication of economic/financial, non-financial and corporate information and communication with shareholders and investors, proxy advisers and other stakeholders, and to monitor the manner in which the Company communicates and engages with small and medium-sized shareholders, all as regards aspects within the purview of this Committee.

20) To endeavor to ensure that any conflicts of interest do not adversely affect the independence of external advice provided to the Committee.

21) To exercise such other powers and perform such other duties as are assigned the Nominating, Compensation and Corporate Governance Committee in the Regulations of the Board of Directors.

c) Operation.

The Nominating, Compensation and Corporate Governance Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:

–   The Chairman of the Committee and, if deemed appropriate or requested, the rest of its members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.

–   The Chairman of the Committee, or, if applicable, the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.

This information shall be available through the corresponding information technology application, enabled by the Company for the handling of the documentation associated with this Committee.

The Nominating, Compensation and Corporate Governance Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In addition to holding the meetings scheduled on the annual calendar, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Company's Board of Directors or the Chairman of the Board of Directors requests the issuance of a report or the preparation of a proposal within the scope of its responsibilities, and whenever, in the opinion of the Chairman of the Board, a meeting is appropriate for the proper fulfillment of its duties.

During 2024 it held 12 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.

The Committee shall also meet sufficiently in advance of the meetings of the Board of Directors.

Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its Members, of sufficient time to analyze and evaluate the information received by them.

The Committee shall have a Secretary (who will normally be the Secretary or the Deputy Secretary of the Board of Directors), as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.

For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee shall establish an Annual Work Plan.

The meetings shall be scheduled by the Chairman of the Committee, who shall communicate them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions shall be performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or



Consolidated
management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

management, which are the responsibility of Senior Management.

The Nominating, Compensation and Corporate Governance Committee shall consult the Chairman of the Board of Directors, particularly with regard to matters involving the Executive Directors and Senior Executives.

Most important activities during the fiscal year and fulfillment of duties.

The primary activities and actions performed by the Nominating, Compensation and Corporate Governance Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2024 have been associated with the powers and functions of such Committee or with legal requirements or with Telefónica's internal regulations. Accordingly, the Nominating, Compensation and Corporate Governance Committee has analyzed and reported on the following issues, among others:

a) Proposals and/or reports on appointments associated with the Board of Directors of Telefónica, S.A. and its Committees.

At its meeting held on February 20, 2024, the Committee unanimously resolved to appoint Mr. Peter Löscher as Chairman of the Nominating, Compensation and Corporate Governance Committee, replacing Mr. José Javier Echenique Landiríbar, who continued to serve on the Committee as a Member until December 15, 2024, the date of his death.

Likewise, and in relation to the proposals to be submitted to the shareholders at the Company's Ordinary General Shareholders' Meeting of 2024, the Committee, at its meeting held on March 7, 2024, passed the following resolutions:

(i) To favorably report the re-election, for a new four-year term, of the Director Mr. Isidro Fainé Casas, with the classification of Proprietary Director.

(ii) To propose the re-election, for a new four-year term, of the Directors Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher, Ms. Verónica Pascual Boé, and Ms. Claudia Sender Ramírez, with the classification of Independent Directors.

(iii) To propose the ratification of the interim appointment (co-option) of Ms. Solange Sobral Targa and Mr. Alejandro Reynal Ample as Directors of the Company, as approved by the Board of Directors, for a term of four years, with the classification of Independent Directors.

Regarding the above proposals for the re-election of Directors, the Nominating, Compensation and Corporate Governance Committee has reviewed and evaluated the performance and commitment of each such Director during their term of office and, in each case, has concluded that the work of these Directors has been satisfactory, efficient and diligent and that

their effective dedication to their duties has been appropriate.

Furthermore, at its meeting held on May 7, 2024, the Committee reported favorably to the Board of Directors on the voluntary resignation of Ms. Carmen García de Andrés from her position as Director of Telefónica, S.A. and, consequently, from all of her positions on the Board of Directors and the Committees of said Board.

Consequently, and in order to fill the aforementioned vacancy, at the same meeting the Committee reported favorably on the interim appointment (co-option) of Mr. Carlos Ocaña Orbis as a Proprietary Director, at the proposal of the Sociedad Estatal de Participaciones Industriales (SEPI), thus responding to the formal request made by SEPI in its capacity as a shareholder of the Company. At this same meeting, the Committee also reported favorably to the Board of Directors on the appointment of Mr. Carlos Ocaña Orbis as Member of the Executive Commission and Member of the Audit and Control Committee of Telefónica, S.A.

b) Proposed appointments of Directors within the decision-making bodies of the Subsidiaries or Affiliates of the Telefónica Group.

c) Proposed appointments related to Senior Executives and the organizational structure of the Telefónica Group.

d) The remuneration regime for the Directors, Senior Executives and Employees of the Telefónica Group (fixed and variable compensation).

e) Telefónica, S.A. Share Plans.

f) Process of evaluation of the operation of the Board of Directors, its Committees and the General Shareholders' Meeting of Telefónica, S.A.

g) Annual Corporate Governance Report and Annual Report on Remuneration of Directors for 2023.

h) Preparation of the 2023 Report on the operation of the Nominating, Compensation and Corporate Governance Committee.



Consolidated
management report


Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

The Sustainability and Regulation Committee

The Sustainability and Regulation Committee is governed by the provisions of article 24 of the Regulations of the Board of Directors, which integrates the former Sustainability and Quality Committee and the Regulation and Institutional Affairs Committe, amended on December 13, 2023, with the aim of improving the systematisation of the division of competences between the Commissions.

a) Composition.

The Board of Directors determines the number of members of this Committee, which shall in no case be less than three. All members thereof must be external or non-executive Directors and the majority thereof must be independent Directors.

The Chairman of Sustainability and Regulation will be appointed from among its members.

As of the date of drawing up of this Report, the Sustainability and Regulation Committee is composed of the following persons:

Name	Post	Category
Mr. Francisco Javier de Paz Mancho	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Ms. María Luisa García Blanco	Member	Independent
Ms. María Rotondo Urcola	Member	Independent
Ms. Solange Sobral Targa	Member	Independent

b) Functions.

Without prejudice to other functions that may be assigned to it by the Board of Directors, the Sustainability and Regulation Committee shall have, at a minimum, the following functions:

1) To carry out, through study, analysis and discussion, the permanent monitoring of the main sustainability and regulatory issues affecting the Group at any given time.

2) To serve as a channel of communication and information on sustainability and regulatory matters in the telecommunications sector or in any other sector relevant to the business of the Company or the Group, facilitating such communication between the management team and the Board of Directors, and, where appropriate, to bring to the attention of the Board of Directors those matters that are considered relevant for the Company or for any of the companies of the Group and on which it is necessary or advisable to adopt a decision or establish a specific strategy, including, in particular, matters related to the

supervisory and regulatory bodies competent in the telecommunications sector.

3) To supervise and review the strategies and policies of the Company's Responsible Business Policy, including environmental and social issues, ensuring that they are aimed at responding to the expectations of the company's stakeholders and the creation of value, and to propose to the Board of Directors that they be updated and modified when necessary.

4) To promote a proactive relationship strategy with our stakeholders: customers, investors, suppliers, employees and society in general, with the purpose of defining the material issues affecting the Company from risk and opportunity perspectives.

5) To supervise the impact analyses linked to the Responsible Business strategy and our reputation, both from a business perspective and from the perspective of their impact on society, and in particular Human Rights and the Environment, as well as the legal modifications, recommendations and best business practices, which could have a significant influence for the Telefónica Group in matters of sustainability and reputation.

6) To analyse, report and propose to the Board of Directors the principles to which the Group's Sponsorship and Patronage policy must conform, monitoring the same, as well as individually approving those sponsorships or patronages whose amount or importance exceeds the threshold set by the Board and must be approved by the latter.

7) To analyse, promote and supervise Telefónica Group's sustainability objectives, action plans and practices in the environmental and social areas, including aspects such as ethical behaviour, human rights, the environment and climate change, responsible management of the supply chain, digital trust and the responsible use of technology, talent and diversity, sustainable customer responsibility, ethical and sustainable products and services and inclusive connectivity, as well as other issues identified as risks or opportunities for the Company in terms of sustainability and monitor compliance with sustainability, environmental and social best practices through, among others, quality indices, ESG, reputation measurement and sustainability indices, making recommendations where necessary to improve the Telefónica Group's management in these fields.

8) To ensure that the corporate culture is aligned with its purpose and values with transparency towards its stakeholders.

9) To report to the Audit and Control Committee on sustainability risks and on the process of preparation, presentation and integrity of sustainability information



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information




(or non-financial information) in accordance with international reference standards.

10) In relation to the non-financial indicators in the area of sustainability of the variable remuneration of Directors and Senior Executives, be aware of and inform the Nominating, Compensation and Corporate Governance Committee of these indicators, in order to facilitate their better contribution to the business strategy of sustainability and to the long-term interests of the Company and the Group in this area.

11) Any other matters related to the fields within its competence that are requested by the Board of Directors or its Chairman.

In relation to these functions, and regarding sustainability issues, Telefónica wants to be a relevant player in the communities in which it operates, internalizing in its strategy and way of operating the impacts of its activities on society and the environment. Its purpose, in this area, is to make the world more human, connecting people's lives, which implies that it is always attentive to how it can contribute to generate a positive impact through its products and services, trying to minimize any negative impact that its activities may cause. It is about being an ethical and responsible Company, and Telefónica's strategy and governance reflect that concern.

The Group's Responsible Business Principles and Responsible Business Plan respectively form the ethical framework and roadmap for sustainability, and both are approved by the Board of Directors, as well as the Group's most relevant policies in this area (see the Sustainability Report 2024). Furthermore, the Sustainability and Regulation Committee supervises the implementation of the Responsible Business Plan at its monthly meetings.

The Group's Responsible Business Plan details objectives and projects related to the Company's sustainability management, including, among others, respect for Human Rights, customer responsibility, privacy commitments, freedom of expression and information, security, ethical management of artificial intelligence, responsible management of technology, sustainable management of the supply chain, climate change and environmental strategy, promotion of diversity, safety and well-being of our employees, as well as a business strategy focused on generating products and services that contribute to addressing society's major social and environmental challenges (sustainable innovation).

Some of the most relevant objectives of the Responsible Business Plan are considered in determining the variable compensation of the Company's employees.

The full details of the sustainability governance structure can be found in chapter 2.4. Governance of the Sustainability Report 2024.

Most important activities during the fiscal year and fulfillment of duties.

The primary activities and actions performed by the Sustainability and Regulation Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2024 have been associated with the powers and functions of such Committee or with Telefónica's internal regulations. Accordingly, the Sustainability and Regulation Committee has analyzed and reported on the following issues, among others:

– Regarding Sustainability: i) analysis of the quality indices of the main services provided by Telefónica Group companies, ii) monitoring of the main Customer Experience indicators by these companies, and (iii) analysis of the most significant Sustainability issues (sustainable finance, supply chain, privacy and cybersecurity, risks in the field of Sustainability (ESG), talent management and diversity, human rights, environment and climate change, and positioning in the main ESG ratings), including the Responsible Business Plans in the area of Sustainability (ESG) and the Statement of Non-Financial Information (Sustainability Information) with the corresponding analysis of the double materiality process carried out by Telefónica, S.A. The Committee also proposed the appointment of the Verifier of the Sustainability Information of Telefónica, S.A. and its Consolidated Group of Companies for the fiscal year 2024.

– Regarding regulation, the most significant regulatory issues for the Telefónica Group, as reflected in the Regulatory Agenda; all at the global level, by region (Europe and Latin America) and by country. The most significant developments in relation to the most important matters in the Regulatory Agenda are updated at each meeting, as well as the specific documents or reports submitted to the Committee if the issue or situation so warrants. Update on regulatory approvals of corporate transactions.

– Regarding Sponsorship and Patronage, continuous monitoring of the Sponsorship and Patronage Policy, the Telefónica Group's global Sponsorship portfolio, and the sponsorship proposals presented by the Global Sponsorship Department of Telefónica, S.A.

– Regarding the Company's Institutional Relations, the most significant institutional milestones of the Telefónica Group.

Evaluation of the Board and of its Committees

Once a year, all of the Company's Directors evaluate the performance of the Board of Directors of Telefónica, S.A., of its Committees and of the General Shareholders' Meeting. Furthermore, every three years such evaluation is carried out with the assistance of an external consultant, whose independence is verified by the Nominating, Compensation and Corporate Governance Committee.



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

The assessments for the 2021 and 2022 financial years were carried out internally by the Company, without the support of an external advisor; for the evaluation for the financial year 2023, the Board of Directors, on the proposal of the Nominating, Compensation and Corporate Governance Committee, was supported by the Consulting Firm Egon Zehnder as external advisor; and the evaluation for the financial year 2024 has been carried out internally by the Company, without the support of an external consultant.

Specifically, at the end of the 2024 financial year, all Directors were given a questionnaire to carry out the evaluation process for that year.

The questionnaire contained a wide range of questions grouped under the following headings:

- The Board of Directors: Composition, Function and Powers, expressly including the adequacy of the performance and contribution of i) each Director on the Board of Directors, ii) the Chairman of the Board, iii) the Lead Independent Director, and iv) the Secretary of the Board.

- Committees of the Board of Directors: Composition, Function and Powers, expressly including the performance and input of i) the Committee Chairs, and ii) the Secretariat for these Committees.

- Rights and Duties of Directors.

- Stakeholders and General Shareholders' Meeting.

- Suggestions and Comments.

The Nominating, Compensation and Corporate Governance Committee, at its meeting held on January 28, 2025, reviewed and analysed the results of this evaluation, concluding that, in general, the aspects related to the Board of Directors, Committees and General Meeting had been highly valued and were considered optimal and competent on the whole.

However, as a result of this evaluation, and in order to continue promoting the improvement of the company's corporate governance system, certain areas for optimisation were identified, in view of which, and after a detailed examination and analysis of the results achieved, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, at its meeting of January 29, 2025, established an Action Plan for the implementation of the following suggestions and recommendations:

- With regard to the matters included in the Agendas of the meetings, we will consider introducing, when deemed appropriate, more matters related to (i) business (customers, offers, digital transformation), (ii) the Company's long-term strategy and (iii) strategic development linked to technological changes, as well as,

if necessary, scheduling additional sessions when deemed appropriate.

- To continue to offer the members of the Board training and refresher knowledge programs on a continuous basis on those aspects that are of special importance for the performance of their duties.

- Finally, to continue working on the optimization of the process of making the documentation of the meetings of the Board and its Committees available to the Board Members, so that it is made available to them, whenever possible, sufficiently in advance.

Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

4.4.2. Management Team

As of the date of drawing up of this Report, their composition is shown below.

EXECUTIVE TEAM OF TELEFÓNICA





EDUARDO NAVARRO
Chief Corporate Affairs & Sustainability Officer

MARÍA GARCÍA LEGAZ
Chief of Staff

MARTA MACHICOT
Chief People Officer

MARC MURTRA
Chairman & CEO

ÁNGEL VILÁ
Chief Operating Officer (COO)

ENRIQUE BLANCO
Chief Technology & Information Officer (CTIO)

PABLO DE CARVAJAL
General Counsel & Regulatory Affairs

LAURA ABASOLO
Chief Financial and Control Officer & Chair T.HispAm

JUAN AZCUE
Chief Strategy & Development Officer

CHEMA ALONSO
Chief Digital Officer

CHRISTIAN GEBARA
CEO Telefónica Brazil

EMILIO GAYO RODRÍGUEZ
CEO Telefónica Spain

MARKUS HAAS
CEO Telefónica Germany

GUILLERMO ANSALDO
CEO Telefónica Infra

JOSÉ CERDÁN
Chief B. Solutions Officer & CEO Telefónica Tech

LUTZ SCHÜLER
CEO Virgin Media O2 (50/50 Joint Venture)

ALFONSO GÓMEZ PALACIO
CEO Telefónica Hispam

Consolidated management report

Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

4.5. Transactions with Related Parties and Conflicts of Interest

4.5.1. Transactions with Related Parties

- **The procedure for approval of related-party and intragroup transactions**

As mentioned above, the Board of Directors, at its meeting held on June 29 and 30, 2021, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved the partial amendment of the company's Board of Directors' Regulations which basically consists of adapting them to the novelties of Law 5/2021 of April 12, which amends the revised text of the Capital Companies Act and other financial regulations with regard to the promotion of long-term shareholder involvement in listed companies (Law 5/2021). Specifically, the Board of Directors' Regulations were adapted to the amendments introduced by Law 5/2021 to the regime of related-party transactions applicable to listed companies.

Likewise, the Board of Directors, at its aforementioned meeting held on June 29 and 30, 2021, approved, in coordination with the aforementioned amendment of the Board of Directors' Regulations, to partially amend the Regulations of the Audit and Control Committee, in order to incorporate the changes introduced in the Board of Directors' Regulations.

Following the aforementioned amendment, Article 5.4 of the Board of Directors' Regulations includes the following non-delegable powers of the Board, among others:

The approval, subject to a report from the Audit and Control Committee, of related-party transactions under the terms established in Article 37 of these Regulations, unless its approval corresponds to the General Meeting.

The Company's Board of Directors may delegate the approval of transactions between companies forming part of its group that are carried out within the scope of ordinary management and under market conditions, as well as transactions entered into under contracts whose standard conditions are applied en masse to a large number of customers, carried out at prices or rates established on a general basis, and whose amount does not exceed 0.5% of the net turnover of the company, determined in accordance with the rules of calculation laid down in the Law.

In this regard, and in accordance with the provisions of article 29.f) of the Board of Directors' Regulations:

No Director may directly or indirectly carry out professional or commercial operations or transactions with the company or with any of the companies of its group, when such operations or transactions are outside the ordinary course of business or are not carried out under market conditions, except for those operations or transactions that are authorised by the company under the terms provided for in the regime on related-party transactions established by law, in the Articles of Association, and in these Regulations.

Article 37 of the Board of Directors' Regulations establishes the following with regard to the regime on related-party transactions:

1. *The Board of Directors, subject to a favourable report from the Audit and Control Committee, shall approve transactions that the company or its subsidiaries carry out with directors, shareholders holding 10% or more of the voting rights or represented on the company's Board of Directors, or any other persons who should be considered related parties under the terms of the law, provided that, under current legislation, they are considered to be related party transactions, and unless their approval corresponds to the General Shareholders' Meeting. This power cannot be delegated, except in the cases and under the terms provided for in the law and in Article 5.4 of these Regulations.*

2. *In relation to the adoption of the motion to approve related-party transactions whose competence corresponds to the Board of Directors and has not been delegated, the Director involved or the Director representing or related to the shareholder involved must abstain from participating in the deliberation and voting in accordance with the provisions of the law.*

3. *In the event that the Board of Directors delegates the approval of related-party*



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

transactions in accordance with the provisions of the law and Article 5.4 of these Regulations, the Board of Directors itself shall establish an internal procedure of information and periodic control in relation thereto, in which the Audit and Control Committee shall intervene, in order to verify the fairness and transparency of these transactions and, where appropriate, compliance with the applicable legal criteria. The approval of such transactions shall not require a prior report from the Audit and Control Committee.

4.	*In relation to related-party transactions whose approval depends on the General Meeting, the proposed motion for approval adopted by the Board of Directors shall be submitted to the General Meeting with an indication as to whether it has been approved by the Board of Directors with or without the majority of the independent Directors voting against.*

Likewise, Article 4, section xiv) of the current Regulations of the Audit and Control Committee establishes, among the competencies of this Committee, the following:

Report on related party transactions to be approved by the General Meeting or the Board of Directors and supervise the internal procedure established by the Company for those transactions whose approval has been delegated by the Board of Directors, as the case may be.

In relation to the above, and within the framework of the aforementioned regulation, the Board of Directors of the Company, at its meeting held on June 29 and 30, 2021, following a favourable report from the Audit and Control Committee, moved to establish a generic delegation for the approval of all related-party transactions that are so allowed, that is:

a.	Intra-group transactions (companies subject to a potential conflict of interest) that are carried out in the ordinary course of business and on an arm's length basis; and

b.	Transactions which are concluded under contracts whose standardised conditions are applied *en masse* to a large number of customers, made at general prices or rates, and whose amount does not exceed 0.5% of the company's net turnover.

Such delegation was made to the bodies or persons who, in accordance with the general powers of attorney in force at any given moment and the internal contracting regulations of Telefónica, S.A. and the other applicable companies in its group, and in accordance with the functions they perform within the Telefónica

Group (such as financing, telecommunications services and all those derived from the ordinary business of the group), have the powers to carry out such delegation.

The approval of the related-party transactions referred to in the aforementioned delegation motion of the Board of Directors, does not require a prior report from the Audit and Control Committee, although such transactions must be reported half-yearly to the Audit and Control Committee and the Board of Directors in order to verify the fairness and transparency of such transactions and, where appropriate, compliance with the applicable legal criteria.

During fiscal year 2024 neither Telefónica, S.A. nor any company in its Group has carried out transactions with any member of the Board of Directors or with any Senior Executives other than those derived from the Group's ordinary business or traffic, except as indicated in the following paragraph in respect of transactions with parties related.

Notwithstanding the above, the significant and relevant transactions carried out by companies of the Telefónica Group with related parties are included in Note 11 (Related Parties) and in Note 10 (Associates and joint ventures) of the Consolidated Annual Accounts of Telefónica, S.A. of Telefónica, S.A. corresponding to fiscal year 2024, as in Section D of the Statistical Annex of the Annual Corporate Governance Report.

4.5.2. Conflicts of Interest

Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, Senior Executives or significant Shareholders:

• With respect to Directors, Article 29 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the Company. In the event of conflict, the Director affected shall refrain from participating in the transaction to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

It is also established that Directors may not directly or indirectly carry out professional or commercial operations or transactions with the Company or with any of the companies of its Group, when such operations or transactions are outside the ordinary course of business or are not carried out under market conditions, except for those operations or transactions that are authorised by the Company under the terms



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

provided for in the regime on related-party transactions established by law, in the Articles of Association and in the Regulations of the Board of Directors (regime described in section 4.5.1. above).

Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary Directors of competitor companies appointed at the request of the Company or in consideration of the Company's interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.

Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

- With regard to significant shareholders, Article 37 of the Board Regulations establishes that the Board of Directors, following a favourable report from the Audit and Control Committee, shall approve transactions that the company or its subsidiaries carry out with shareholders holding 10% or more of the voting rights or represented on the Company's Board of Directors, provided that, under current legislation, they are considered to be related-party transactions, and unless their approval corresponds to the General Shareholders' Meeting. This power cannot be delegated, except in the cases and under the terms provided by law and in Article 5.4 of the Company's Board of Directors' Regulations, as described in section 4.5.1 above.

- With respect to Senior Executives, the Internal Code of Conduct for Securities Markets Issues, updated on May 6, 2020, sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company's management personnel within the concept of affected persons.

In accordance with that established in this Regulation, the People with Management Responsibilities, their Administrative Personnel and the managers or employees of Telefónica Group who have Inside Information, or participate or have access to or knowledge of a Confidential Operation (as defined in

the previous terms of the Internal Code of Conduct for Securities Markets Issues) have the obligation to (a) remain loyal to the Group and its shareholders at all times, regardless of his/her own or other's interests; (b) refrain from intervening in or influencing decision making that could affect persons or companies with which there is conflict; and (c) refrain from accessing information classified as confidential that affects said conflict. Additionally, these people (except for the members of the Company Board of Directors who will be governed in terms of communicating conflicts under the standards established in the regulation of the Board of Directors) have the obligation to make the Company aware of these situations, by means of the computer system established by Telefónica for this purpose, as soon as possible, that would potentially entail the manifestation of conflicts of interest because of its activities outside the Telefónica Group, its family relationships, its personal assets or any other reason with: (a) financial intermediaries operating with the Group Telefónica; (b) professional or institutional investors who have a significant relationship with the Group Telefónica; (c) suppliers of significant equipment or material; or (d) professional service providers or External Advisors.

Telefónica, S.A. is the only company of the Telefónica Group that is listed in Spain, so it is not necessary to have defined the specific mechanisms that would be applied to resolve possible conflicts of interest with subsidiaries listed in Spain.

Based on the information provided above, it is also noted that Telefónica, S.A. is not controlled by another entity within the meaning of Article 42 of the Commercial Code.



Consolidated management report



Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

4.6. Risk Control and Management Systems

See Section 3 ("Risks") of the 2024 Consolidated Management Report of Telefónica, S.A.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

4.7. Internal Risk Control and Management Systems in relation to the Financial Information System (ICFR)

4.7.1. Control Environment

Responsible bodies and/or functions of: (i) the existence and maintenance of a suitable and effective ICFR; (ii) its deployment; and (iii) its supervision.

The Board of Directors is, in accordance with Laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company's businesses.

Telefónica's Board of Directors is ultimately responsible for the supervision of the Company's internal information and control systems, including the Internal Control System for Financial Reporting (ICFR).

The Bylaws and the Regulation of the Board of Directors of the Company state that the primary duty of the Audit and Control Committee of Telefónica, S.A. is supporting the Board of Directors in its supervisory functions. Its competencies include, among others, the following ones:

i. Submitting to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, being responsible for the selection process in accordance with the provisions of the Law, as well as the conditions of their engagement, and regularly collecting information from the auditor regarding the audit plan and its execution, in addition to preserving its independence in the exercise of its functions.

ii. To supervise the internal audit, ensuring the proper functioning of the information and internal control systems which will functionally report to the Chairman of the Audit and Control Committee, and in particular:

    a. Ensure the independence and effectiveness of the internal audit function.

    b. Propose the selection, appointment and removal of the head of the Internal Audit service.

    c. Propose the budget for that service.

    d. Approve the guidelines and the annual work plan, ensuring that its activity is mainly focused on relevant risks (including reputational risks);

    e. Review the annual activity report;

    f. Receive periodic information on its activities, the execution of the annual work plan, including possible incidents and limitations as and when they occur in its development as well as on the results and monitoring of its recommendations; and

    g. Verify that senior management takes into account the conclusions and recommendations of its reports.

iii. Supervise and evaluate the process of preparation, presentation and completeness of the mandatory financial information regarding the Company and the Group, and submit recommendations and proposals to the Board of Directors aimed at safeguarding integrity. In relation to this, it is responsible for supervising:



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

a. The correct design and operation of the controls on the breakdown and the procedures of the process for preparing the financial information, revealing any material information regarding that reporting process of the Group.

b. The environment of internal control over the financial reporting, with the objective of providing, faced with third parties, reasonable assurance regarding the reliability in the process for reporting and preparing the financial information according to accounting standards.

c. Any significant change that affects the internal control system of the financial reporting process in a material way, and which has occurred during the annual assessment period.

d. Compliance with regulatory requirements, adequate delimitation of the consolidation perimeter, and the correct application of the accounting criteria, giving account to the Board of Directors.

iv. Supervise and evaluate the process of preparation, presentation and integrity of the mandatory financial and non-financial information of the Company and the Group and to present recommendations and proposals to the Board of Directors with the intention of safeguarding its integrity. In this regard, it will review compliance with the regulatory standards, the appropriate delimitation of the scope of consolidation, reporting to the Board of Directors.

v. Ensure that the annual accounts presented by the Board of Directors to the General Shareholders' Meeting are prepared in accordance with accounting standards. Notwithstanding the foregoing, in cases in which the Auditor has included any exceptions in its audit report, the Chairman of the Audit and Control Committee shall clearly explain the Committee's opinion on its content and scope at the General Meeting. Similarly, a summary of this opinion will also be made available to shareholders at the time of the publication of the call of the General Meeting.

vi. Supervise the effectiveness of the Company's internal control, in particular, ensuring that the policies and systems established in the field of internal control are effectively implemented in practice, as well as the internal audit and the financial and non-financial risk management and control systems relating to the Company and the Group (including operational, technological, legal, social, environmental, political, reputational or corruption-related risks); as well as discuss with the Account Auditor the significant design, material and operating weaknesses of the controls over financial information reporting detected in the development of the audit, and do all of this without breaking their independence. For those purposes, where applicable, it may submit recommendations or proposals

to the Board of Directors and the corresponding deadline for their follow-up. With regard to this, the Board of Directors is responsible for proposing the Policy on Risk Control and Management, which will identify or determine, at least:

a. The various types of financial (including contingent liabilities and any other off-balance sheet risks) and non-financial risks (including operational, technological, legal, social, environmental, political and reputational risks, including those related to corruption) faced by the Company.

b. A risk control and management model based on various levels, which will include a specialized risk committee where sectoral rules so provide for it or where the Company deems it appropriate.

c. Setting of the risk level which the Company considers acceptable.

d. he planned measures for mitigating the impact of the identified risks should they materialize; and

e. The internal control and reporting systems to be employed to control and manage those risks, including contingent liabilities and any other off-balance sheet risks.

vii. Supervise the risk management and control the department, which will perform the following duties:

a. Ensure the proper functioning of risk control and management systems and, in particular, that all significant risks affecting the Company are appropriately identified, managed and quantified.

b. Actively participate in the development of the risk strategy and in major risk-management decisions; and

c. To ensure that the risk control and management systems adequately mitigate the risks within the framework of the policy defined by the Board of Directors.

viii. Establish and supervise a mechanism that allows employees and other people related to the Company, such as directors, shareholders, suppliers, contractors or subcontractors to communicate, confidentially and anonymously, any potentially important irregularities, including financial and accounting ones, or of any other nature, related to the Company, that they may notice within the Company or its Group, whilst respecting the rights of the whistle-blower as well as of the person being reported.

ix. Establish and maintain the opportune relations with the Account Auditor to receive information on those issues that may be a threat to the independence of the Auditor, for examination by the Committee, and



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

any other related to the process of developing the audit of accounts, and, when applicable, the authorization of services other than those prohibited, in the terms stated in the applicable legislation, as well as other communications expected in the legislation on audit of accounts, and in the auditing standards. In any case, the Audit and Control Committee shall receive annually from the Account Auditor the declaration of its independence in relation to the Company or entities linked to it directly or indirectly, as well as the detailed and individualized information of the additional services of any type provided and the corresponding fees received from these entities by the aforementioned Auditor, or by the persons or entities linked to them in accordance with the provisions of current regulations.

x.   On an annual basis, prior to the issuance of the account audit report, issue a report expressing an opinion on whether the Account Auditor's independence is compromised. This report must conclude, in any case, on the reasoned assessment of the rendering of each and every one of the additional services referred to in point vi above, individually considered and as a whole, other than the legal audit and in relation to the independence regime or with the regulations governing the activity of the account audit.

xi.   To preserve the independence of the Accounts Auditor in the performance of their duties and, in this regard: (a) in the event of the Accounts Auditor resigning, to examine the circumstances that may have led do it; (b) to ensure that the remuneration of the Auditor for their work does not compromise their quality or independence; (c) to supervise that the Company notifies the change of auditor through the National Securities Market Commission and accompanies it with a statement on any possible existence of disagreements with the outgoing auditor and, if so, to disclose the details; (d) to ensure that the Auditor holds an annual meeting with the Board of Directors in order to report it on the work performed and on the evolution of the Company's accounting and risk situation; and (e) ensure that the Company and the Auditor comply with current regulations on the provision of non-audit services, the limits on the concentration of the auditor's business and, in general, other regulations on auditor independence.

xii.   Analyze and report the economic conditions, the accounting impact and, if applicable, the exchange ratio proposed for the operations of structural and corporate modifications that the Company plans to carry out, before being submitted to the Board of Directors.

xiii.   Inform, in advance, the Board of Directors, on all matters stated in the Law and the Bylaws, and, in particular, on:

1.   The financial information that the Company must periodically publish;

2.   The creation or acquisition of participations in special purpose entities or domiciled in countries or territories that are considered tax havens.

xiv.   Report the related operations to be approved by the General Shareholders' Meeting or the Board of Directors and supervise the internal procedure established by the Company for those whose approval has been delegated by the Board of Directors.

xv.   Supervise the application of the general policy relating to the communication of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, voting members and other stakeholders, monitoring the way in which the Company communicates and relates to small and medium-sized shareholders, in all aspects which fall within the responsibilities of the Audit and Control Committee.

xvi.   Exercise, with regard to companies of its Group which are considered Public Interest Entities (as they are defined in the current legislation) as approved by the Board of Directors, provided that they are fully owned, directly or indirectly, by the Company, in accordance with the provisions of current legislation, and which are not attributed to a Board of Directors, all the functions of the Audit Committee contemplated at any time by current legislation.

As mentioned above, it is established that the Accounts Auditor will hold an annual meeting with the full Board of Directors to inform them about the work conducted and the evolution of the accounting and risk situation of the Company.

The provisions above are understood without prejudice to the regulations governing the audit of accounts.

According to the Regulation of the Board of Directors, the periodicity of the sessions of the Audit and Control Committee must be, at least, quarterly. 14 sessions have been held this year.

All areas and functional units of the Telefónica Group are relevant to the internal control over financial information (ICFR), with the Finance and Control area being a key piece, as responsible for the preparation, maintenance and updating of the different procedures that include its own operations, in which the tasks carried out are identified, as well as those responsible for their execution.



Consolidated management report



Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

In order to perform its supervisory duties, the Audit and Control Committee has the support of the entire Company Management, including Internal Audit, which functionally depends on this Committee and sets up as an independent area in the management of the Company, which supports the Audit and Control Committee in its competencies on assurance, risk management, and the internal control system, applying a systematic and disciplined approach by the following main lines of action:

- Review of the Internal Regulation of the Telefónica Group coordinated by Compliance, from an analysis point of view of the correct design of general controls at the entity level.

- Coordination and supervision of the Risk Management System.

- Continuous auditing.

- Specific reviews or audits on the Company processes. Among these activities, the following, at least, are included:

  a. Assessment on the internal control over financial reporting, required by the Sarbanes-Oxley Act of 2002, to companies listed in the United States of America which also serves to cover the assessment on the System for the Internal Control over financial reporting (ICFR) for companies listed in Spain, with a reasonable assurance approach.

  b. Audits on the efficiency and effectiveness of the design and execution of the controls in processes, including the preparation and reporting of non-financial and sustainability information; as well as the evaluation of its Internal Control System and the evaluation of related party processes; and

  c. Other audits on specific risks, including Public Interest Entities, and compliance reviews across the Telefónica Group based on the periodicity established in the annual Internal Audit plans.

- Assessment of the internal control environment through specific audits on the applications and technological infrastructures used in product and service deployment for both internal and external clients. With the focus on the governance model, both in the deployment of new technologies: and new regulatory requirements, all with potential impact on cybersecurity and data protection risks, as well as on network and system security, cybersecurity and privacy;

- Sustainability audits, relating to environmental, social and governance factors;

- Audit procedures on fraud aspects to evaluate their impacts on governance systems, the design or operation of internal control and risk management;

- Review of disputes over balances and transactions between Group companies when administrative channels (arbitration) have been exhausted.

- Perform other specific audits or reviews, of interest for the Board of Directors or Senior Management of the Company.

- Review of allegations where it may have a material impact on the Company's governance, internal control and risk management systems.

The internal control supervision system is complemented by the functions assigned to the Compliance area. This area, which is also configured as an independent area of the Company's management and reports to the Audit and Control Committee, is responsible for developing the Company's Compliance Program, including prevention, reaction and response functions and, likewise, the competent area to perform the following functions:

- Coordination and review of the consistency of the internal Regulatory Framework of the Telefónica Group, encouraging the development and supervision of standards to strengthen internal control, and promoting, in turn, actions that favor the updating and communication of these in accordance with what is established on the Regulation for the preparation and organization of the regulatory framework of Telefónica.

- Supervision of controls on fund outflows [2].

- Responsibility for the "Internal Information System", including investigations derived from the information incorporated into this System; and, carrying out investigations when there are sufficient reasons or indications to conclude that a potential infringement could have been committed.

Departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clearly the lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) sufficient procedures so this structure is communicated effectively throughout the Company, especially with regard to the process of preparing financial information.

People area carries out the deployment of the organizational structure in the respective fields within the

---

[2] In the case of Telefónica Brazil, the supervision of controls over the outflow of funds is carried out by the Finance area.



Consolidated management report



Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

framework of the decisions taken by the Board of Directors of the Company.

The Financial-Accounting Information System in the Telefónica Group is regulated through several manuals, instructions and internal rules and regulations, internally available on the Intranet, the most noteworthy of which are the following:

- **Corporate Regulation on the Recording, Communication and Control of Financial and Sustainability Information of the Telefónica Group**, which sets out the general principles of the Financial-Accounting Information System and of the Sustainability Information Control System of the Group, as well as considers periodic information requirements of the Company, including control processes and systems for both financial and sustainability information, as well as the mechanisms for the periodic evaluation or verification of the operation of these processes and systems.

- **Manual of Accounting Policies**, which includes the accounting standards applicable to the reporting of the companies of the Telefónica Group for the preparation of the consolidated financial information. The Manual of Accounting Policies is based on IFRS (International Financial Reporting Standards), specifically, on the set of regulations and interpretations in force published by the IASB at all times.

- **Reporting instructions**, which establish the procedures and annual calendar to be followed by all the companies of the Telefónica Group in the monthly reporting of the financial-accounting information and the external audit in order to comply with the legal and informational obligations of the Telefónica Group, including aspects related to the evaluation of the effectiveness of the internal control evaluation on the Group's financial report, both from Internal Auditing and the Accounts Auditor.

  Similarly, specific reporting instructions are devised for companies in which the Telefónica Group participates by means of a joint management agreement (joint ventures and operations) and for the main companies over which it has significant influence.

- **Manual for Completing the Consolidation Reporting of the Telefónica Group**, which is updated, at least, annually and establishes specific instructions to fill in the reporting forms necessary for the preparation of consolidated annual accounts and interim consolidated financial information.

- **Corporate Accounting Plan ("PCC")**, which includes the list of accounts, their content, and the corresponding accounting movements. The PCC intends to homogenize the sources of financial information included in the accounting of the companies of the Telefónica Group.

- **Corporate Regulation on Intragroup Operations**, mandatory for all companies in the Telefónica Group, and whose purpose is to recast in a specific regulation the mandatory compliance criterion with regard to the accounting recording and payment of transactions between companies in the Group.

Code of conduct, approving body, dissemination and instruction degree, included principles and values (stating whether there are specific mentions to the recording of operations and the preparation of financial information), body in charge of analyzing non-compliance and proposing corrective or disciplinary actions.

With regards to the Code of Conduct, the Board of Directors of Telefónica approved the Business Principles, that are applied in a homogeneous manner in all countries where the Telefónica Group operates and apply to all its employees (the Business Principles affect at all levels of the organization, directors and non-directors) and they include commitments in matters of privacy and security, compliance and fiscal transparency, environment, responsible communication and protection of minor stockholders, among others.

The Business Principles emanate from three basic values: integrity, commitment and transparency, which are essential values to foster the trust relationship that Telefónica wants to have with its groups of interest.

Regarding the financial information, the following principles are set:

- Transparency of the information: we shall provide, immediately and without discrimination, all the relevant information. We are aware of the importance for all our groups of interest to share true, complete, timely and clear information in the reports registered with the relevant Supervising Bodies of the Securities Markets, as well as in other public communications of the Company.

- Privileged Information: we abstain from using, in our own profit or that of third parties, any privileged information, safeguarding the confidentiality and establishing the controls and processes legally required by the Supervising Bodies of the Securities Markets in all the actions related to these markets.

The Business Principles are available for all employees at the Intranet, there are procedures to update, monitor adherence to and disseminate these Business Principles in the Telefónica Group. Likewise, training programs are also periodically established to ensure employees are aware of these principles. In the case of new employees, in addition to providing them the Responsible Business Principle as part of the documentation provided in the onboarding process, they are offered specific training on the subject to do within a maximum of 3 months from their joining the company.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



In this regard, Telefónica has a Corporate Policy on the Comprehensive Discipline Program that aims to define the basic principles of the Group's disciplinary system and that provides that all employees must receive a homogeneous, objective, proportional and non-arbitrary treatment, without prejudice to and with absolute respect for the legislation and other regulations that are applicable in each case to the Group companies in the different countries in which it operates.

Likewise, the Global Sustainability (ESG) Office, in collaboration with the Areas of General Secretariat, Legal Services, People Area, Internal Audit, Purchasing and Supply Chain Management (SCM), Compliance, Security, Global Consumer, Strategy, Finance, Communication, Data & Analytics, Privacy, Technology and Information, Corporate Inspection, Tax, Fundación Telefónica, Telefónica Tech and Telefónica Infra,as well as other companies and subsidiaries that generate and manage sustainability, they monitor the Responsible Business Plan approved by the Board of Directors, reporting to the Executive Committee and the Sustainability and Regulation Commission, through the head of Sustainability. This same operation also applies to the exercise of, for instance, the following responsibilities:

• Ensure that Telefónica develops its business in an ethical and responsible manner, proposing initiatives and measures that contribute to compliance with the Group's Responsible Business Principles.

• Analyze any aspect that could pose a risk to compliance with the Responsible Business Principles or the associated policies.

• Promote a proactive relationship strategy with interest groups (customers, investors, suppliers, and employees, among others).

• Coordinate and align the preparation, monitoring and supervision of the different sustainability projects.

• Monitor the objectives related to the different sustainability topics: customer responsibility, privacy, security, diversity, inclusion and employee well-being, respect for human rights and due diligence, responsible supply chain, climate change and energy, circular economy, sustainable products and services, compliance and management of the Whistle-Blowing channel, among others.

On a different issue, in case of being aware of any conduct which contravenes what is established by the Law, by the Business Principles or by other valid internal regulations, after proper analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labor legislation, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.

Telefónica also has an "Internal Code of Conduct" for matters relating to Securities Markets, which sets out the general guidelines and principles of conduct to be followed by persons affected by securities and financial instrument operations issued by the Company or its subsidiary Companies.

Similarly, and as detailed below, Telefónica has a Whistle-blowing Channel.

Whistle-blowing Channel, which enables to inform the Audit and Control Committee about any irregularities of a financial and accounting nature, as well as eventual breaches of the code of conduct and irregular activities in the organization, informing, where applicable, about a confidential nature.

As specified in Article 22 of Telefónica, S.A.'s Regulations for the Board of Directors, and in Article 4 of Regulation for the Audit and Control Committee, the Audit and Control Committee´s competencies include, among others: "establishing and supervising a mechanism that allows employees and other people related to the Company, such as Board Members, shareholders, suppliers, contractors or subcontractors to communicate, in a confidential and anonymous manner, respecting the rights of the whistle-blower and the reported party, irregularities of potential significance, including financial and accounting ones, or of any other nature, related to the Company, detected within the Company or its Group."

The Telefónica Group has an Internal Information System, which includes the Whistle-blowing Channel, adapted to Law 2/2023, of February 20, regulating the protection of people who report regulatory and combat infractions against corruption. The Whistle-blowing Channel is governed by the Policy and the Internal Information System Management; Procedure approved by Telefónica's Board of Directors in June 2023.

The Whistleblowing Channel is the preferred mechanism that Telefónica makes available to all employees, directors and Board Members of the Group Companies as well as third parties related to them and, in particular, suppliers and contractors, shareholders, volunteers, interns and workers in training periods so that they can communicate any information related to any company in the Group and that may involve: (i) any possible irregularity, or act contrary to the Responsible Business Principles or any other applicable internal regulations; (ii) any eventual irregularity referring to accounting matters, issues related to auditing and/or aspects related to the internal control over financial reporting, to which the Sarbanes-Oxley Act of the United States of America and other applicable regulations to these matters are referred; or (iii) any possible irregularity or act contrary to the law, including those conducts that may constitute a serious or



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



very serious criminal or administrative infraction, as well as a violation of European Union law, in relation to the activities subject to this regulation.

The Board of Directors of Telefónica has entrusted the management of its Internal Information System to the Chief Compliance Officer, who, in his capacity as responsible for the System, carries out his functions autonomously and independently and has the personal and material resources to do so. The Chief Compliance Officer periodically informs the Telefónica Audit and Control Committee of the activity related to the Whistle-blowing Channel. Additionally, in listed companies, their Audit and Control Committee will receive complaints regarding matters related to accounting aspects, to audit issues, to internal controls over financial information and / or all those issues related to in the Sarbanes-Oxley Act, including any fraud, material or not, that affects the Management, and that affects any company in the Group, as well as the result, in these cases, of the management derived from the investigation, or audit, if applicable.

In every investigation, the confidentiality of the data provided through the Internal Information System and the rights to privacy, honor, and the presumption of innocence of the people investigated will be guaranteed to the whistle-blowers. The whistle-blower who wishes to remain anonymous may do so. In this case, the anonymous communications or whistle-blows received will be treated respecting the guarantees established in the Internal Information System Management Policy and Procedure. Any action aimed at preventing an employee from making a communication or whistle-blow will be sanctioned in accordance with the applicable labor and disciplinary regime.

Periodic training and updating courses for personnel involved in the preparation and review of financial information, as well as ICFR assessment, which cover, at least, accounting rules, auditing, internal control and risk management.

The Consolidation and Accounting Polices Area develops specific training actions, as well as updating seminars addressed to all personnel in the financial areas and other affected areas of the Group (Tax, M&A, etc.), with the aim of making known those changes which, from an accounting and financial point of view, are relevant for the preparation of the consolidated financial information.

This Area also publishes updated Information and Bulletins on IFRS (International Financial Reporting Standards) where to present a summary of the main changes in accounting matters, as well as clarifications on various applicable aspects that may arise in this matter.

The Telefónica Group has also a training platform included in the corporate People area management tool, which includes both a Finance School, with specific knowledge and updating programs in financial information matters and an internal control training program that includes training related to auditing, internal control and risk management.

In addition, it should be noted that, based on the relevance of any new accounting developments, the staff of the departments involved in financial reporting attend (when possible and/or necessary) technical sessions given by external companies, related to the main developments in accounting.

Finally, the Group offers the Corporate University "Universitas Telefónica" with the objective of contributing to the Group's progress through the ongoing development of its professionals. All the programs in the training offer of the University of Telefónica are based on the development of the corporate culture, the business strategy and management and leadership competences.

4.7.2. Risk Assessment of Financial Information

Main characteristics of the risk identification process, including those related to error or fraud.

The ICFR was developed by the Group in accordance with international internal control standards established by COSO (Committee of Sponsoring Organizations, of the Treadway Commission), in its Internal Control – Integrated Framework report of 2013, which establishes five components in which the effectiveness and efficiency of internal control systems should be based:

- Establish an effective internal control environment, emphasizing organizational culture, integrity and ethical values.

- Assess the risks that an entity could incur in compiling its financial information.

- Design and implement the necessary controls to mitigate the risks identified, ensuring that actions are aligned with the financial reporting objectives of the Organization.

- Establish the appropriate information and communication circuits to support effective decision making and control processes, including those related to the detection and communication of system weaknesses or inefficiencies.

- Monitor said controls to ensure their effective design and operability, as well as the validity of their effectiveness over time.

Given the width of the universe of processes with impact on financial reporting at the Telefónica Group, a model has been developed to select the most relevant



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

processes based both on risk assessment and Group materiality, the so-called Scope Definition Model, and which is a part of the Audit Methodology on the Internal Control over Financial Information (ICFR) System of the Telefónica Group. This model, based both in the principle of relative importance and the assessment of risks related to financing reporting at Group level, is applied to the financial information reported by subsidiaries multi-group and associate companies. The model selects the significant accounts at the consolidated level, the evaluation of ICFR of the Group can be upholded. Subsequently, identifies the relevant processes which generate the financial information for these epigraphs or accounts.

Once the relevant processes have been identified, an understanding is made on those processes that have a more relevant impact on significant accounts, to review, in the first instance, the effectiveness of the design of their internal control structures, and in a second phase, the operating of the key controls which address the main associated risks or "objectives of control of financial information" (also named as financial assumptions or assertions).Given that the internal control evaluation the Group's financial reporting is performed as of the closing date of each year, throughout the year, and up until the corresponding activities are carried out to contrast the results obtained through the Scope Definition Model.

The aforementioned procedure for identifying and reviewing the key controls covers the objectives of the financial information (also named financial premises) of accuracy, valuation, completeness, cut-off of operations, existence / occurrence, presentation, breakdown, and rights and obligations. This identification of the key controls, aimed at addressing the aforementioned financial premises of the significant accounts and relevant processes in scope, is carried out annually, verifying that no event has taken place so as to determine a modification of this as at the year-end date.

With regard to the process for identifying the company perimeter, the Finance and Control Office carries out, in a periodic manner, an update on its consolidation perimeter, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.

As previously mentioned, Telefónica constantly monitors the most significant risks that could affect the main companies that make up its Group. For that purpose the Company has a Risk Management Model based on COSO (Committee of Sponsoring Organizations of the Treadway Commission). It is implemented in a homogeneous manner in the main operations of the Group, and the persons responsible for the Company, in their field of action, carry out a timely identification, assessment, response and monitoring of the main risks. Telefónica's risk management, including those related to financial information, is integrated into the planning

process and is aligned with the Company's strategy, in line with the requirements of COSO ERM 2017, "Enterprise Risk Management - Integrating with Strategy and Performance".

The Board of Directors of the Company, through the Audit and Control Committee, is the entity's governing body that supervises the previous process, as defined in Article 22 of the Regulation of the Board of Directors of Telefónica.

4.7.3. Control Activities

Procedures for reviewing and authorizing the financial information and the description of the ICFR, to be disclosed in the securities market, indicating those responsible, as well as the documents describing the flow of activities and controls (including those related to fraud risk) of different types of transactions that may materially affect the financial statements, including the accounts closing procedure and specific review of relevant value judgements, estimates, valuations and projections.

The Board of Directors of Telefónica, S.A. approved, on March 29, 2023, an update of the "Regulations Governing Disclosure and Reporting to the Markets" (RCIM) to reflect, among other issues, the treatment of non-financial information and information on sustainability for the purposes of Communication and Information to the Markets. This regulation regulates the basic principles of functioning of the financial disclosure control processes and systems for reporting economic-financial and sustainability information and any other information that the Company considers necessary to publish, through which to aim at guaranteeing that the Company's relevant or privileged information is known by the markets, investors and other stakeholders, thus maximizing the disclosure and quality of this information, and ensuring that the mechanisms required to perform regular evaluations of the functioning of these processes and systems are established.

In addition, on a quarterly basis, the Consolidation and Accounting Polices Department (which forms part of the Finance and Control Department) of Telefónica submits to the Audit and Control Committee the periodic financial information, highlighting the main events occurred and the accounting criteria applied in its preparation, clarifying those aspects of major importance occurred during the period.

Likewise, the Telefónica Group has documented economic-financial processes in place which enable that the criteria for preparing financial information are common, both in the companies of the Group and in those activities that are outsourced, if any.

Likewise, the Company follows documented procedures for preparing the consolidated financial information, so



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

that the persons responsible for the different areas involved verify this information.

Additionally, in accordance with internal regulations, the Executive Chairmen or Chief Executive Officers and the Finance Directors of the companies of the Group must submit to the Consolidation and Accounting Policies Office an annual certificate stating that the financial statements presented fairly present in all material respects the equity, the financial position, the results of operations and the cash flows as of the date and for the period presented.

In relation to the accounting closing procedure, the Consolidation and Accounting Polices Office issues the reporting and external audit instructions (in the case of external audits, for the purposes of information of schedules and reports to be issued) aligned with the internal control assessment approach over the financial reporting of Internal Audit; which includes the content, procedures and schedule to be followed by the departments and companies of the Telefónica Group as well as investee entities through joint control agreements (joint ventures and operations) or material entities over which it exercises significant influence and through its external auditors in the reporting of the financial-accounting information and the results of the audit processes.

The specific review on relevant judgments, estimates, valuations and projections is carried out by the Consolidation and Accounting Polices Office, to identify critical accounting policies to the extent that they require the use of estimates and value judgements. In these cases, the Consolidation and Accounting Polices Office establishes, likewise, the necessary operational coordination actions with the rest of the units in the Telefónica Group in their specific fields of action and knowledge, prior to presenting them to the Audit and Control Committee. The most relevant ones are dealt with by the Audit and Control Committee and Senior Management defines the presentation format in the annual accounts, prior to approval by the Board of Directors.

Finally, Internal Audit, within its Annual Audit Plan, among other actions, establishes work plans to assess the model for internal control over financial reporting of the Telefónica Group, in line with the above stated.

Internal control policies and procedures on information systems (among others, on access security, change control, system operation, operation continuity, separation of functions) that support the relevant processes of the company with regard to the preparation and publication of financial information.

The Global Security Policy of Telefónica considers an integral concept that encompasses the physical and operational security (of people and assets), digital security, business continuity, supply chain security and prevention of commercial fraud. In order to reach a homogeneous level of security, a global corporate security regulatory Framework is defined that will take into account the analysis of threats and risks, as well as the establishment of preventive, detection and corrective controls, in the activities aimed at identify, protect, detect, respond and recover.

The Global Director of Security and Intelligence leads the development and monitors the implementation of the regulatory framework and global security initiatives. For more information, see the Security section of Telefónica's Global Transparency Centre.

The Telefonica Group's Global Information and Technology Department is responsible for the technological strategy of both the Network and the Information Technology System for the Group's main operating markets, defining the strategy and technological planning, as well as its evolution and ensuring compliance with the quality of service, cost and security conditions required by the Group. Among its various functions are the definition of Systems and Networks that improve the efficiency, effectiveness and profitability of the Group's processes. For operators in Latin America, these same functions are assumed and carried out by the regional Network and Systems Department but always based on the guidelines set out by the Global Directorate for Technology and Information.

Finally, the Internal Audit unit, based on the scope established in each Annual Audit Plan, executes certain procedures to verify the effectiveness of design and operation, as well the efficiency of the defined internal control environment, to ensure compliance with all Group policies and regulations on Security and Data Processing and Protection, focusing on the governance model and the integrity accuracy of the information, reviewing in the audit work the effectiveness of the internal control structures defined and implemented, both in their design and operation and on the basis of the established scope.

Internal control policies and procedures aimed at supervising the managing of activities outsourced to third parties, as well as those aspects of assessment, calculation or valuation commended to independent experts that may affect in a material manner the financial statements.

In the case that a process or part of a process is outsourced to a third party unrelated to the Company, this does not exempt from the need to have controls which ensure an adequate control level in the whole of the process. Given the importance of service outsourcing and the consequences that this can cause on the opinion about the effectiveness of the internal control over financial reporting, the necessary actions are taken in the Telefónica Group in order to achieve to evidence an adequate control level. The actions that are carried out to achieve the mentioned objective may vary among the



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

three following ones, which, depending on the case, may be complementary:

- **Certification of internal control by an independent third party**: ISAE 3402, SSAE 18, SOC or analogous, certifications in their different typologies.

- **Establishing specific controls**: identified, designed, implemented and assessed by the Company and/or the Telefónica Group.

- **Direct assessment**: an assessment, carried out by the Internal Audit area, on certain outsourced processes, with the scope established in its Annual Audit Plan, as appropriate.

When Telefónica or any of its subsidiaries uses the services of an independent expert whose result and conclusions may present potential impacts on the consolidated financial information, with regard to the process to select a supplier, the area that requests the service and, if applicable, together with the Purchase department, must make sure about the competence, training, credentials and independence of the third party regarding the methods and main hypotheses considered. The Finance and Control Office has established control activities aimed at guaranteeing the validity of data, the methods used, and the reasonability of the hypotheses used by the third party through the recurrent monitoring on the own KPIs1 of each duty which enable to ensure compliance of the outsourced process according to the policies and guidelines issued by the Group. In terms of security, we have requirements for our suppliers, and we identify and monitor the risks associated with the provision of a service/product (for more information, see the Security in the Supply Chain section of Telefónica's Global Transparency Centre).

Likewise, there is an internal procedure for engaging independent experts which requires certain levels of approval.

4.7.4. Information and Communication

A specific function in charge of defining, keeping updated the accounting policies (area or department of accounting policies) and resolving issues or conflicts derived from its interpretation, maintaining fluid communication with those responsible for operations in the organization, as well as an updated accounting policy manual informed to the units through which the entity operates.

The Consolidation and Accounting Polices Office of the Group is in charge of defining and updating the

accounting policies for the purposes of preparing and reporting consolidated financial information.

Thus, this area publish news and updated Information Bulletins on IFRS (International Financial Reporting Standards), where this area presents a summary of the main changes in accounting matters, as well as clarifications on various aspects that may arise regarding this matter.

Additionally, the Telefónica Group has a Manual of Accounting Policies which is permanently updated. The objectives of this Manual are: to adapt the corporate accounting principles and policies to the IFRS regulatory framework; to maintain accounting principles and policies which enable that the information is comparable within the Group and which facilitate an optimum management from the origin of the information; to improve the quality of the accounting information of the various Group companies and of the Consolidated financial information by disclosing, agreeing and implementing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group's accounting system by means of having a reference Manual.

All companies belonging to the Telefónica Group must comply in a mandatory manner with the mentioned Manual when carrying out their reporting for the preparation of the consolidated financial information.

This documentation is available for the whole Group on the Telefónica Intranet in an integrated Accounting and Reporting portal. In this portal, in addition to the digitalized Manual, the history of IFRS Bulletins can be accessed, as well as the Reporting Manual with its forms and all the details of the corporate chart of accounts. All accounting and reporting update communications are made through this tool, which is part of the Group's digital transformation project.

Likewise, the Accounting Policies Area maintains a fluid communication with the accounting heads of the Group's main operations, both proactively and reactively. This communication is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are homogeneous as well as to share best practices among Group companies.

Mechanisms for obtaining and preparing the financial information with standardized formats applied and used by all the units in the entity or the Group, which support the main financial statements and notes, as well as information detailing the ICFR.

As stated above, there is a Manual for Filling in the Consolidation Reporting of the Telefónica Group which provides specific instructions for preparing the details which make up the financial-accounting reporting package, provided by all components of the Telefónica



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



Group for the preparation of the Telefónica Group's consolidated financial statements and its explanatory notes.

Likewise, the Telefónica Group has implemented a specific system, through an IT System, which supports the reporting of the individual financial statements of its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual accounts. This tool is used, likewise, to carry out the consolidation process and its subsequent analysis. The system is managed centrally, and all components of the Telefónica Group use the same account plan.

4.7.5. Supervision of System Operation

The supervision activities and results of the ICFR evaluation performed during the year. Procedure for which the person responsible performs the evaluation establishes the scope and reports their results, with the entity defining an action plan that details the pertinent corrective measures and consideration of its impact on the financial information.

As indicated above, the Corporate Bylaws and the Regulation of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, establishing among its competencies to supervise the effectiveness of the Company's internal controls and the systems for risk management and control, as well as to discuss, where appropriate, with the Account Auditors significant deficiencies or material weaknesses in the internal control system over financial reporting (ICFR) detected during the development of both the integrated audit performed by the Account Auditor and the evaluation of internal control on the Group's financial reporting at the end of each year, carried out by Internal Audit.

Along the same lines as the above, Telefónica has a Corporative Internal Control Policy that sets that the Board of Directors, through the Audit and Control Committee, supervises the internal control system, with the support of Internal Audit of the Telefónica Group. In that Policy, "internal control" is defined as the process performed by the Board of Directors, Management and the rest of the staff of the Company, being designed with the purpose of providing a reasonable assurance degree for the attainment of the objectives related to operations, information and compliance. With the purpose of helping to the achievement of its objectives, the Company has an internal control model defined in accordance with the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Likewise, there is an Internal Audit Organization Policy, which includes aspects regarding the organization and

functioning of this area, including its statute. According to what is set in that Policy and in the Corporate Internal Control Policy itself, Internal Audit is the area in Telefónica in charge of confirming, by means of appropriate evidence, the adequate functioning of the internal control and risk management structures and, if applicable, detecting possible inefficiencies or non-compliance with the control system that the Group establishes in its processes. In this respect, Internal Audit functionally depends on the Audit and Control Committee and becomes an area independent from the Company management which supports this Committee in its competencies on assurance, risk management and the internal control system, applying a systematic and disciplined approach, through the means indicated above in 4.7.1.

The Internal Audit function is developed in accordance with the International Standards for the Professional Practice of Internal Auditing and, in this regard, it has been awarded a Quality Certificate from the International Institute of Internal Auditors.

With regard to the supervision of the Internal Control System Over Financial Reporting (ICFR), Telefónica, S.A., as company listed on the New York Stock Exchange, is subject to the regulatory requirements established by the North American regulatory bodies that regulate companies listed on that Stock Exchange. Among those requirements is the aforementioned Sarbanes-Oxley Act, of 2002, and, specifically, Section 404 of that Act, which stipulates the need for companies listed in the US market to assess on an annual basis the effectiveness of the procedures and structures of the internal control over financial reporting (ICFR). In order to comply with this requirement, and as stated above, the Telefónica Group has a Methodology of the system for the internal control over Financial Reporting (ICFR), Internal Audit is the area in charge of performing, on an annual basis, the assessment on its effectiveness as of the year-end date, with a reasonable assurance approach, in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control – Integrated Framework report of 2013.

Additionally, and also in accordance with what is established in Section 404 of this Act, the External Auditor issues their own independent opinion of reasonable assurance on the effectiveness of the Internal Control System over Financial Reporting (ICFR), in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Review on specific processes and controls

Based on the results obtained after the application of the Outcome Definition Model, a direct review is made on the processes associated with the headings and companies



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

in scope. For this purpose, the Internal Control over Financial Reporting System Audit Methodology is applied, which is aligned with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control – Integrated Framework report.

As indicated above, the "Scope Definition Model" is available, which is based both on the principle of relative importance(materiality) and on the assessment of risks related to the financial reporting processes of the Telefónica Group. Based on the application of this model, the identification of the relevant financial accounting by company of the consolidation perimeter is carried out.

Once the accounts and companies are identified having identified within the scope of the evaluation, the Internal Control System Auditing Methodology on the Group's Financial Information is applied as follows:

- Identify economic-financial processes associated with the significant accounts so that a reasonable coverage is achieved in the evaluation of the ICFR of the Group, considered as a whole.

- As part of the scope definition procedures, Information Technology (IT) systems and tools and technological infrastructures associated with these economic-financial processes in scope (technological processes) are also identified. Additionally, as part of the risk assessment and the previous procedures, those aspects of cybersecurity that could have a relevant impact on the ICFR are also considered for the purposes of concluding on their inclusion in the scope of the Evaluation of the effectiveness of the ICFR of the Group, considered as a whole.

- Identify significant risks and high inherent risks regarding financial reporting associated to those processes.

- Carry out Walkthroughs of the economic-financial processes and technological processes in the scope of the evaluation, considerations of transactions carried out, which allows the design of the controls associated with these processes, and identifying the key controls that address the specific risks and the financial assumptions associated with these processes.

- Additionally, assess the operability of the previously qualified key controls, by applying the corresponding evaluation tests and its design assessed as effective. For this purpose, the corresponding assessment tests are applied, based on the nature, timing and scope that determine both the periodicity and the risk rating of the key control.

- In the event that control deficiencies and/or opportunities for improvement are identified during the Internal Control System for Financial Information (ICFR) assessment procedures, they are reported to Management through the corresponding conclusions reported by Internal Audit, prior analysis of their impact,

both at individual and aggregate level, on the evaluation of the Internal Control System for Financial Information (ICFR) of the Telefónica Group. For the purposes of this assessment, the existing compensating controls are taken into consideration, which mitigate the risks that the deficiencies identified could not be remedied at year-end.

- Where appropriate, execute the necessary audit procedures related to those investigations of facts reported through the Internal Information System, in which there may be effects on the correct design or operability of internal control.

- Internal Audit communicates to both Management and the Audit and Control Committee any significant deficiencies or material weaknesses in the internal control system over financial reporting (ICFR) identified, if applicable, as a result of its evaluation of internal control over the financial report, as well as the design and status of the implementation of the corresponding action plans, which are subject to periodic monitoring by the Audit and Control Committee.

Review on IT general controls

The Information Technology General Controls (ITGCs) of IT Systems (IT applications and Systems), which support the financial and economic processes in the assessment scope of the internal control over financial reporting (ICFR), are evaluated at least annually, also on the basis of the above-mentioned evaluation methodology.

The review on IT general controls over IT systems and tools and the technological infrastructures (databases and operating systems), has the objective to assess the effectiveness of the design and operability of key controls related to (i) managing changes to programs, which includes the authorization of the changes implemented at the production stage and that must be supported by their corresponding user tests (UATs), ensuring an adequate segregation of duties and environments, such as (ii) logical access, which includes the control on credentials and profiles, as well as the segregation of duties and the monitoring of activities that are critical in information systems and tools and in the technological infrastructures that supports them (databases and operating systems), and (iii) other IT general controls which support the correct operation of information systems and tools (managing changes to infrastructures, back-ups, managing security patches and programmed tasks and their monitoring as well as the activities of managing gaps). Additionally, appropriate audit testing of internal control over cybersecurity aspects included within the scope of the Assessment of the effectiveness of the Group's ICFR.

Self-assessment Questionnaires

In addition, all the companies that depend from the Group which are not within the direct scope of the Annual ICFR Assessment performed by Internal Audit,



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



receive annually internal control self-assessment questionnaires, whose answers must be subsequently certified by the local persons responsible of their ICFR in each Company (Executive Presidents and/or Finance Directors, or functional positions). These questionnaires address aspects of internal control over financial reporting (ICFR) that are considered minimum requirements in order to achieve a reasonable assurance of the reliability of the financial information reported. The answers are demonstrably audited by the corresponding Internal Audit Units.

Weakness detection and management procedure
As previously stated, the Internal Audit area is also in charge, among other functions, to provide support to the Audit and Control Committee in the supervision of the functioning of the system for the internal control over financial reporting (ICFR).

The Internal Audit department participates in the Audit and Control Committee meetings and informs regularly about the conclusions of the carried out works, and also informs about the action plans designed and agreed for mitigation and about the degree of implementation thereof. This includes, where applicable, to communicate internal control significant deficiencies and material weaknesses which may have been identified in the process for ICFR assessment, as well as the follow-up on the implementation of action plans related to significant deficiencies and material weaknesses.

On the other hand, the Accounts Auditor also participates in the Audit and Control Committee, at the request of the Audit and Control Committee, in order to explain and clarify aspects of their audit reports and the rest of work carried out by the External Auditor, which including work carried out to audit the effectiveness of the internal control over Group's financial reporting. As well as Internal Audit, the External Auditor is obliged to communicate the significant deficiencies or material weaknesses identified in the development of their integrated audit, which includes the audit of the Internal Control System over Financial Information (ICFR) on the system for the internal control over financial reporting (ICFR). For this purpose, the Accounts Auditor has direct access at all times to Senior Management and the Chairman of the Audit and Control Committee, and, in parallel with the Internal Auditing, it also reports independently to that Committee the results of both the preliminary and final phase of their audit on the ICFR.

Action plans
In the event that control deficiencies and/or opportunities for improvement are detected as a result of the assessment of the Telefónica Group's Internal Control System for Financial Information (SCIIF), depending on the scope established, the control owners communicate their action plans agreed for solving the identified control deficiencies and/or improvement opportunities, as well as

the deadlines scheduled for their implementation. These action plans have as fundamental objectives:

- To remedy the control deficiencies identified in the ICFR annual assessment, so that the control activities are designed and operate in an effective manner, or failing that, the risk generated is substantially mitigated.

- To prioritize the implementation of improvement opportunities in the efficiency of processes; improvement opportunities are defined as such, since they do not constitute internal control deficiencies.

Conclusion of the assessment of the Internal Control System for Financial Information (ICFR) as of December 31, 2024.

Internal Audit has carried out its assessment of the effectiveness of the Internal Control System for Financial Information (ICFR) as of December 31, 2024. To perform this assessment, the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control - Integrated Framework of 2013" report, were considered. Based on the assessment carried out, it was concluded that, as of December 31, 2024, the Telefónica Group's Internal Control System for Financial Information (ICFR) was effective in accordance with these guidelines.

4.7.6. External Auditor's Report

As indicated above, the Group was commissioned to the External Auditor, both to perform a reasonable assurance audit the effectiveness of the internal control system over financial reporting (ICFR) in accordance with the criteria established in Internal Control - Integrated Framework of 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and to review the description of the ICFR of the Telefónica Group, included in this Consolidated Management Report, whose report is attached below to this document.





Independent reasonable assurance report on the design and effectiveness of Internal Control over Financial Reporting (ICFR)

To the board of directors of Telefónica, S.A.

We have carried out a reasonable assurance engagement of the design and effectiveness of Internal Control over Financial Reporting (hereinafter, ICFR) and the accompanying description thereof included in section 4.7 of the Annual Corporate Governance Report of Telefónica, S.A. (the Company) as at December 31, 2024. This internal control system is based on the criteria and policies defined by Telefónica, S.A. in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework" report, in its most recent framework published in 2013.

Internal Control over Financial Reporting is a process designed to provide reasonable assurance on the reliability of financial information in accordance with the applicable financial reporting framework and includes those policies and procedures that: (i) permit the maintenance, in reasonable detail, of records that accurately reflect the transactions that have taken place; (ii) provide reasonable assurance that the transactions are appropriately recorded to permit the preparation of financial information, in accordance with the applicable financial reporting framework, and that these transactions only take place pursuant to the pertinent authorisation; and (iii) provide reasonable assurance in relation to the prevention or timely detection of unauthorised acquisitions, use or disposal of assets which could have a material effect on the financial information.

Inherent limitations

In this regard, it should be borne in mind that, given the inherent limitations of Internal Control over Financial Reporting, regardless of the quality of its design and operation, such internal control system only permits the provision of reasonable, but not absolute, assurance in relation to the objectives pursued, such that errors, irregularities or fraud may occur which may not be detected. In addition, projections of the evaluation of internal control to future periods are subject to risks such as that internal control may become inadequate as a result of future changes in applicable conditions, or that in the future, the degree of compliance with established policies or procedures may be reduced.

Directors' responsibility

The directors of Telefónica, S.A. are responsible for adopting the necessary measures to reasonably ensure the implementation, maintenance and supervision of appropriate Internal Control over Financial Reporting, as well as for the evaluation of its effectiveness, the development of improvements to that system and for the preparation and establishment of the content of the accompanying information relating to ICFR.

Our responsibility

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of Telefónica, S.A.´s Internal Control over Financial Reporting, based on the work we have performed and on the evidence we have obtained. We conducted our reasonable assurance engagement in accordance with International Standard on Assurance Engagements 3000 (ISAE 3000) (Revised), "Assurance Engagements other than Audits or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja M-63.988, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - NIF: B-79031290

2



A reasonable assurance engagement includes understanding Internal Control over Financial Reporting, assessing the risk that material weaknesses in internal control may exist, that controls are not properly designed or do not operate effectively, the execution of tests and evaluations of the design and effective application of the aforementioned internal control system, based on our professional judgement, and the performance of such other procedures as may be deemed necessary.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our independence and quality Management

We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies International Standard on Quality Management 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Opinion

In our opinion, Telefónica, S.A. maintained, as at December 31, 2024, in all material respects, effective Internal Control over Financial Reporting for the financial year ended December 31, 2024, which is based on the criteria and policies defined by Telefónica, S.A.´s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework" report in its most recent framework published in 2013.

Similarly, the accompanying description of ICFR included in section 4.7 of the Annual Corporate Governance Report of Telefónica, S.A. as at December 31, 2024 has been prepared, in all material respects, in accordance with the requirements established by article 540 of the consolidated text of the Companies Act and Circular 5/2013 of June 12, 2013 of the Comisión Nacional del Mercado de Valores (CNMV), and subsequent amendments, the most recent being Circular 3/2021, of September 28 of the CNMV, for the purposes of the description of ICFR in Annual Corporate Governance Reports.

Our work does not constitute an audit nor is it subject to the regulations governing the audit activity in force in Spain, and as a result we do not express an audit opinion in the terms provided in the aforementioned regulations.

PricewaterhouseCoopers Auditores, S.L.

Vanesa González Prieto

27 February 2025

Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

4.8. Annual Corporate Governance Report Statistical Annex

Annual Corporate Governance Report Statistical Annex for listed companies (established by Circular 3/2021, of September 28, of the National Securities Market Commission, that modifies Circular 5/2013, of June 12, that established the templates for the Annual Corporate Governance Report for listed companies)

Unless otherwise indicated, in compliance with the provisions contained in Circular 3/2021, of September 28, of the National Securities Market Commission, which amends Circular 5/2013, of June 12, that established the templates for the Annual Corporate Governance Report for listed companies, the data is as of December 31, 2024.

A. Ownership Structure

A.1 Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate:

Indicate whether company bylaws contain the prevision of double loyalty voting:

No.

Date of the last modification of the share capital	Share capital (€)	Number of shares	Number of voting rights
13/05/2024	5,670,161,554	5,670,161,554	5,670,161,554

Indicate whether there are different classes of shares with different associated rights:

No.



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

**4.
Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

A.2 List the company's significant direct and indirect shareholders at the closing date of the financial year, including the directors with a significant shareholding:

Name or company name of shareholder	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect	
Sociedad Estatal de Participaciones Industriales (SEPI)	10.00	0.00	0.00	0.00	10.00
Criteria Caixa, S.A.U.	9.99	0.00	0.00	0.00	9.99
Banco Bilbao Vizcaya Argentaria, S.A.	4.93	0.00	0.00	0.00	4.93
Public Investment Fund	0.00	4.97	0.00	0.00	4.97
BlackRock, Inc.	0.00	3.09	0.00	1.20	4.29

Breakdown of the indirect holding:

Name or company name of indirect owner	Name or company name of direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights
BlackRock, Inc.	Grupo BlackRock	3.09	1.20	4.29
Public Investment Fund	Green Bridge Investment Company SCS	4.97	0.00	4.97



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

A.3 Give details of the participation at the close of the fiscal year of the board of directors who are holders of voting rights attributed to shares of the company or through financial instruments, whatever the percentage, excluding the directors who have been identified in Section A2 above:

Name or company name of director	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights	% voting rights which may be transferred through financial instruments	
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Mr. José María Álvarez-Pallete López	0.05 %	0.00 %	0.06 %	0.00 %	0.11 %	0.00 %	0.00 %
Mr. Isidro Fainé Casas	0.01 %	0.00 %	0.00 %	0.00 %	0.01 %	0.00 %	0.00 %
Mr. José María Abril Pérez	0.01 %	0.01 %	0.00 %	0.00 %	0.02 %	0.00 %	0.00 %
Mr. Ángel Vilá Boix	0.02 %	0.00 %	0.04 %	0.00 %	0.06 %	0.00 %	0.00 %
Ms. María Luisa García Blanco	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Peter Löscher	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Francisco Javier de Paz Mancho	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Francisco José Riberas Mera	0.00 %	0.21 %	0.00 %	0.00 %	0.21 %	0.00 %	0.00 %
Dª María Rotondo Urcola	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %

Total percentage of voting rights held by the Board of Directors

0.41%

Breakdown of the indirect holding:

Name or company name of director	Name or comany name of the direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights	% voting rights which may be transferred through financial instruments
Mr. José María Abril Pérez	Other company shareholders	0.01 %	0.00 %	0.01 %	0.00 %
Ms. María Luisa García Blanco	Other company shareholders	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Francisco José Riberas Mera	Other company shareholders	0.21 %	0.00 %	0.21 %	0.00 %

List the total percentage of voting rights represented on the Board:

Total percentage of voting rights held by the Board of Directors

25.33%



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

A.7 Indicate whether the company has been notified of any shareholders' agreements that may affect it, in accordance with the provisions of Articles 530 and 531 of the Spanish Corporate Enterprises Act. If so, describe them briefly and list the shareholders bound by the agreement:

Yes.

Parties to the shareholders' agreement:

Telefónica, S.A.

Prosegur Global Alarmas Row, S.L./ Prosegur Compañía de Seguridad, S.A.

% of share capital concerned:

0.87%

Brief description of the agreement:

On February 28, 2020, as part of the transaction whereby Telefónica de Contenidos, S.A. acquired 50% of the share capital of Prosegur Alarmas España, S.L. from Prosegur Global Alarmas Row, S.L., 49,545,262 shares of Telefónica, S.A. (the "Shares") were delivered to Prosegur Global Alarmas Row, S.L. as payment of the transaction price.

On the same day, Telefónica, S.A., Prosegur Global Alarmas Row, S.L., as shareholder, and Prosegur Compañía de Seguridad, S.A. as guarantor, signed a contract whereby Prosegur Global Alarmas Row, S.L. undertook, among other obligations, to assume certain restrictions on the transferability of the Shares delivered to it (the Shareholders' Agreement).

In particular, the Shareholders' Agreement restricted the free transfer of the Shares for a period of nine months from the date of signature and provides for a number of covenants governing the transfer of the Shares after that initial period.

This agreement was notified to the National Securities Market Commission as 'Other Relevant Information' on February 28, 2020, including a transcription of the relevant clauses included in the agreement relating to restrictions on the transferability and orderly sale of the Shares.

On December 2, 2020, Prosegur Global Alarmas Row, S.L. transferred 39,545,262 Shares to Prosegur Compañía de Seguridad, S.A. (company of the Prosegur Group). As a consequence of the transfer and the provisions of Clause 2.3 of the Shareholders' Agreement, Prosegur Compañía de Seguridad, S.A. entered into an agreement to adhere to the Shareholders' Agreement, becoming bound in its capacity as guarantor and shareholder.

Expiry date of the agreement, if any:

-

Indicate whether the company is aware of any concerted actions among its shareholders. If so, provide a brief description:

No.

A.8 Indicate whether any individual or company exercises or may exercise control over the company in accordance with Article 5 of the Spanish Securities Market Act. If so, please identify them:

No.

A.9 Complete the following table with details of the company's treasury shares:

At the closing date of the financial year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital
26,874,751	—	0.47 %

(*) Through:

--

A.11 Estimated float:

	%
Estimated float	64.07 %

A.14 Indicate whether the company has issued shares that are not traded on a regulated EU market:

Yes.



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

B. General Shareholders' Meeting

B.4 Give details of attendance at General Shareholders' Meetings held during the reporting year and the two previous years:

| Date of general meeting | % physical presence | % present by proxy | % distance voting | | Total |
			Electronic voting	Other	
08/04/2022	0.08%	56.26%	0.75%	1.49%	58.58%
Of which, float	0.01%	37.35%	0.75%	0.16%	38.27%
31/03/2023	0.1%	54.84%	0.46%	2.75%	58.15%
Of which, float	0.02%	38.07%	0.46%	0.49%	39.04%
12/04/2024	0.11%	56.16%	0.47%	5.39%	62.13%
Of which, float	0.01%	34.94%	0.47%	0.20%	35.62%

Attendance data

B.5 Indicate whether there has been any item on the agenda at the general meetings held during the year that has not been approved by the shareholders.

No.

B.6 Indicate whether the articles of incorporation contain any restrictions requiring a minimum number of shares to attend General Shareholders' Meetings, or to vote remotely:

Yes.

Number of shares required to attend General Meetings	300

Number of shares required for voting remotely	300



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

C. Structure of the Company's Administration

C.1 Board of Directors

C.1.1 Maximum and minimum number of directors established in the articles of incorporation and the number of directors set by the General Meeting:

Maximum number of directors	20
Minimum number of directors	5
Number of directors set by the general meeting	15

C.1.2 Complete the following table on Board members:

Name or company name of director	Representative	Category of director	Position on the Board	Date first appointed	Date of last appoint_ment	Election procedure
Mr. José María Álvarez-Pallete López	—	Executive	Chairman	26/07/2006	23/04/2021	Resolution of General Shareholders' Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	26/01/1994	12/04/2024	Resolution of General Shareholders' Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	25/07/2007	08/04/2022	Resolution of General Shareholders' Meeting
Mr. Ángel Vilá Boix	—	Executive	Chief Operating Officer	26/07/2017	08/04/2022	Resolution of General Shareholders' Meeting
Ms. María Luisa García Blanco	—	Independent	Director	25/04/2018	08/04/2022	Resolution of General Shareholders' Meeting
Mr. Carlos Ocaña Orbis	—	Proprietary	Director	08/05/2024	08/05/2024	Co-optation
Mr. Peter Löscher	—	Independent	Director	08/04/2016	12/04/2024	Resolution of General Shareholders' Meeting
Ms. Verónica Pascual Boé	—	Independent	Director	18/12/2019	12/04/2024	Resolution of General Shareholders' Meeting
Mr. Francisco Javier de Paz Mancho	—	Other External	Director	19/12/2007	08/04/2022	Resolution of General Shareholders' Meeting
Mr. Alejandro Reynal Ample	—	Independent	Director	13/12/2023	12/04/2024	Resolution of General Shareholders' Meeting
Mr. Francisco José Riberas Mera	—	Independent	Director	04/05/2017	23/04/2021	Resolution of General Shareholders' Meeting
Ms. María Rotondo Urcola	—	Independent	Director	29/09/2021	08/04/2022	Resolution of General Shareholders' Meeting
Ms. Claudia Sender Ramírez	—	Independent	Director	18/12/2019	12/04/2024	Resolution of General Shareholder`Meeting
Ms. Solange Sobral Targa	—	Independent	Director	13/12/2023	12/04/2024	Resolution of General Shareholder`Meeting

Total number of directors	14



Consolidated
management report


Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Indicate any cessations, whether through resignation or by resolution of the general meeting, that have taken place in the Board of Directors during the reporting period:

Name or company name of director	Category of director	Date of last appointment	Leaving date	Committees of which they were members	Indicate whether the termination took place before the end of the mandate
Ms. Carmen García de Andrés	Independent	23/04/2021	07/05/2024	Audit and Control Committee/ Sustainability and Regulation Committee	Yes

C.1.3 Complete the following tables on the members of the Board and their categories:

EXECUTIVE DIRECTORS

Name or company name of director	Post in organisation chart of the company	Profile
Mr. José María Álvarez-Pallete López	Executive Chairman	Degree in Economics from the Complutense University of Madrid. He also studied Economics at the Free University of Brussels, in Belgium. He holds an International Management Programme from IPADE Business School. He also holds an Advanced Studies Diploma from the University Complutense of Madrid. He began his professional career at Arthur Young Auditors in 1987, before joining Benito & Monjardín/ Kidder, Peabody & Co. in 1988. In 1995, he joined the Compañía Valenciana de Cementos Portland (CEMEX) as head of the Investor Relations and Analysis Department. In 1996, he was promoted to Chief Financial Officer in Spain, and in 1998 to Chief Administration and Finance Officer of the CEMEX Group Indonesia and to a member of the Board of CEMEX Asia Ltd. In February 1999, he joined the Telefónica Group as Chief Financial Officer of Telefónica Internacional S.A.U., and in September of the same year he became Chief Financial Officer of Telefónica S.A. In July 2002, he was appointed Executive Chairman of Telefónica Internacional S.A.; in July 2006, General Manager of Telefónica Latinoamérica; and in March 2009 Chairman of Telefónica Latinoamérica. In September 2011 he was named Executive Chairman of Telefónica Europe, and in September 2012 he was appointed Chief Operating Officer of Telefónica S.A. He has been a member of the Board of Telefónica S.A., since July 2006 and Chairman & CEO of Telefónica, S.A. since April 8, 2016 until January 18, 2025.
Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	The profile of Mr. Ángel Vilá Boix is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".

Total number of executive directors	2
Percentage of Board	14.29 %



Consolidated management report



Index



1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

EXTERNAL PROPRIETARY DIRECTORS

Name or company name of director	Name or company name of the significant shareholder represented by the director or that nominated the director	Profile
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	The profile of Mr. José María Abril Pérez is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Mr. Isidro Fainé Casas	Criteria Caixa, S.A.U.	The profile of Mr. Isidro Fainé Casas is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Mr. Carlos Ocaña Orbis	Sociedad Estatal de Participaciones Industriales	The profile of Mr. Carlos Ocaña Orbis is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".

Total number of proprietary directors	3
Percentage of Board	21.43 %

EXTERNAL INDEPENDENT DIRECTORS

Name or company name of director	Profile
Ms. María Luisa García Blanco	The profile of Ms. María Luisa García Blanco is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Mr. Peter Löscher	The profile of Mr. Peter Löscher is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Ms. Verónica Pascual Boé	The profile of Ms. Verónica Pascual Boé is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Mr. Alejandro Reynal Ample	The profile of Mr. Alejandro Reynal Ample is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Mr. Francisco José Riberas Mera	The profile of Mr. Francisco José Riberas Mera is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Ms. María Rotondo Urcola	The profile of Ms. María Rotondo Urcola is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Ms. Claudia Sender Ramírez	The profile of Ms. Claudia Sender Ramírez is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".
Ms. Solange Sobral Targa	The profile of Ms. Solange Sobral Targa is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".

Total number of independent directors	8
Percentage of Board	57.14 %



Consolidated management report



Index



1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

Indicate whether any director classified as independent receives from the company or any company in its group any amount or benefit other than remuneration as a director, or has or has had a business relationship with the company or any company in its group during the past year, whether in his or her own name or as a significant shareholder, director or senior executive of a company that has or has had such a relationship.
--

If so, include a statement by the Board explaining why it believes that the director in question can perform his or her duties as an independent director.

--

OTHER EXTERNAL DIRECTORS
Identify the other external directors, indicate the reasons why they cannot be considered either proprietary or independent, and detail their ties with the company or its management or shareholders:

Name or company name of director	Reasons	Company, manager or shareholder to which or to whom the director is related	Profile
Mr. Francisco Javier de Paz Mancho	Mr. Francisco Javier de Paz Mancho was appointed Director of Telefónica, S.A. in 2007, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to 'Other External' Director.	Telefónica, S.A.	The profile of Mr. Francisco Javier de Paz Mancho is described in this Report in section "4.4. Organisational Structure of the Governing Bodies. Professional background of the members of the Board of Directors".

Total number of other external directors	1
Percentage of Board	7.14 %

Indicate any changes that have occurred during the period in each director's category:

Name or company name of director	Date of change	Previous category	Current category
—	—	—	—



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

C.1.4 Complete the following table with information relating to the number of female directors at the close of the past four years, as well as the category of each:

	Number of female directors				% of total directors for each category			
	Year 2024	Year 2023	Year 2022	Year 2021	Year 2024	Year 2023	Year 2022	Year 2021
Executive	0	0	0	0	0.00%	0.00 %	0.00%	0.00%
Proprietary	0	0	0	0	0.00%	0.00 %	0.00%	0.00%
Independent	5	6	5	5	62.50%	60.00 %	55.56%	55.56%
Other external	0	0	0	0	0.00%	0.00 %	0.00%	0.00%
Total	5	6	5	5	35.71%	40.00 %	33.33%	33.33%

C.1.11 List the positions of director, administrator or representative thereof, held by directors or representatives of directors who are members of the company's board of directors in other entities, whether or not they are listed companies:

Identity of the director or representative	Company name of the listed or non-listed entity	Position
Mr. José María Alvarez-Pallete López	VMED O2 UK Ltd.	Chairman
Mr. Isidro Fainé Casas	Fundación Bancaria "la Caixa"	Chairman
	Criteria Caixa, S.A.U.	Chairman
	Inmo Criteria Caixa, S.A.U.	Chairman
	Confederación Española de Cajas de Ahorros (CECA)	Chairman
	World Savings Banks Institute (WSBI)	Chairman
	European Savings Banks Group (ESBG)	Vice-Chairman
	Confederación Española de Directivos y Ejecutivos (CEDE)	Chairman
	Capítulo Español del Club de Roma	Chairman
	Real Academia de las Ciencias Económicas y Financieras (RACEF)	Vice-Chairman
	ACS, Actividades de Construcción y Servicios, S.A.	First Vice-Chairman
Mr. José María Abril Pérez	Arteche Lantegi Elkartea, S.A.	Director
Mr. Ángel Vilá Boix	VMED O2 UK Ltd.	Director
	Mediobanca, SpA	Director
Ms. María Luisa García Blanco	Ibercaja Banco, S.A.	Director
Mr. Peter Löscher	Royal Philips N.V.	Director
	Telefónica Deutschland Holding, AG (Telefónica Group)	Chairman
	Thyssen-Bornemisza Group AG	Director
	Doha Venture Capital LLC	Director
	CaixaBank, S.A.	Director



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



Ms. Verónica Pascual Boé	General de Alquiler de Maquinaria, S.A. (GAM)	Director
	Albp. Corp. S.L.U.	Sole Director
	ALBP SCR	Sole Director
	ALBP Real Estate	Sole Director
	Telefónica Audiovisual Digital, S.L.U. (Grupo Telefónica)	Director
	Marsi Bionics	Director
	Viscofan	Director
Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A. (Telefónica Group)	Director
	Telefónica Audiovisual Digital, S.L.U. (Telefónica Group)	Director
	Aldesa	Director
Mr. Alejandro Reynal Ample	Four Seasons	Chairman - CEO
Mr. Francisco José Riberas Mera	Acek Desarrollo y Gestión Industrial, S.L.	Representative of Director
	Gestamp Automoción, S.A.	Chairman
	Sociedades del Grupo Gestamp Automoción	Director
	Holding Gonvarri, S. L.	Secretary Director
	Companies of the Gonvarri Group	Director
	Acek Energías Renovables, S.L.	Joint and several director
	Sociedades del Grupo Acek Energías Renovables	Director
	Inmobiliaria Acek, S.L.	Joint and several director
	Sociedades del Grupo Inmobiliaria Acek	Director
	CIE Automotive, S.A.	Director
	Otras sociedades participadas por Acek, Desarrollo y Gestión Industrial, S.L.	Director
	Orilla Asset Management, S.L.	Chairman - CEO
	Q-Energy Tenencia y Gestión III, SCR, S.A.	Director
	Wallbox, N.V.	Director
	Otras sociedades participadas por Orilla Asset Management, S.L.	Director
Ms. María Rotondo Urcola	Caceis Bank Spain, S.A.U.	Director
	Libertas 7	Director
	Santander Caceis Latam Holding 1, S.L.	Director
	Resiter, S.A.	Director
Ms. Claudia Sender Ramírez	Holcim Ltd.	Director
	Gerdau, S.A.	Director
	Embraer, la Empresa Brasileira de Aeronáutica, S.A.	Director
	Sociedad Beneficiante Hospital Israelí Albert Einstein	Director
	Amigos do Bem	Director
	Sociedad Beneficiente Ensina Brasil	Director
Ms. Solange Sobral Targa	Telefónica Brasil, S.A. (Grupo Telefónica)	Director
	Somo Custom Ltd.	Director



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Listed below are the positions indicated in the table above that are remunerated:

Mr. Isidro Fainé Casas: Chairman of Criteria Caixa, S.A.U.; Chairman of Inmo Criteria Caixa, S.A.U.; Chairman of Confederación Española de Cajas de Ahorros (CECA) and First Vice-Chairman of ACS, Actividades de Construcción y Servicios, S.A.
Mr. José María Abril Pérez: Director of Arteche Lantegi Elkartea, S.A.
Mr. Ángel Vilá Boix: Director of Mediobanca, SpA.
Ms. María Luisa García Blanco: Director of Ibercaja Banco, S.A.
Mr. Peter Löscher: Director of Royal Philips N.V.; Chairman of Telefónica Deutschland Holding, AG; Director of Thyssen-Bornemisza Group AG; Director of Doha Venture Capital LLC and Director of CaixaBank, S.A.
Ms. Verónica Pascual Boé: Director of General de Alquiler de Maquinaria, S.A. (GAM); Director of Telefónica Audiovisual Digital, S.L.U. and Director of Viscofan.
Mr. Francisco Javier de Paz Mancho: Director of Telefónica Brasil, S.A.; Director of Telefónica Audiovisual Digital, S.L.U. and Director of Aldesa.
Mr. Alejandro Reynal Ample: Chairman and CEO of Four Seasons.
Mr. Francisco José Riberas Mera: Representative of Director of Acek Desarrollo y Gestión Industrial, S.L.; Chairman of Gestamp Automoción, S.A.; Director of Group Companies Gestamp Automoción; Chairman and CEO of Orilla Asset Management, S.L., and Director of Wallbox, N.V.
Ms. María Rotondo Urcola: Director of Caceis Bank Spain, S.A.U.; Director of Libertas 7; and Director of Santander Caceis Latam Holding 1, S.L. and Director of Resiter, S.A.
Ms. Claudia Sender Ramírez: Director of Holcim Ltd; Director of Gerdau, S.A. and Director of Embraer, Empresa Brasileira de Aeronáutica, S.A.
Ms. Solange Sobral Targa: Director of Telefónica Brasil, S.A.

Indicate, where appropriate, the other remunerated activities of the directors or directors' representatives, whatever their nature, other than those indicated in the previous table.

Mr. José María Abril Pérez: Advisor of Madlane Bay, S.L.
Ms. María Luisa García Blanco: Member of the Advisory Board of Telefónica España; Partner of Salama García Blanco Abogados; and Member of the CIMA Governance and Control Committee.
Ms. Verónica Pascual Boé: Member of the Advisory Board of Telefónica Tech.
Mr. Francisco Javier de Paz Mancho: Member of the Advisory Boards of Telefónica España and Telefónica Hispanoamérica.
Ms. María Rotondo Urcola: Co-Director and Professor of IE University; Professor of BME and Mentor.
Ms. Claudia Sender Ramírez: Member of the Advisory Boards of Telefónica Tech and Telefónica Hispanoamérica.
Ms. Solange Sobral Targa: Partner and Vice-Chairwoman of CI&T Ltd.

C.1.12 Indicate whether the company has established rules on the maximum number of company boards on which its directors may sit, explaining if necessary and identifying where this is regulated, if applicable:

Yes.

C.1.13 Indicate the remuneration received by the Board of Directors as a whole for the following items:

Remuneration accruing in favour of the Board of Directors in the financial year (thousands of euros)	20,664
Funds accumulated by current directors for long-term savings systems with consolidated economic rights (thousands of euros)	2,915
Funds accumulated by current directors for long-term savings systems with unconsolidated economic rights (thousands of euros)	22,989
Pension rights accumulated by former directors (thousands of euros)	317

C.1.14 Identify members of senior management who are not also executive directors and indicate their total remuneration accrued during the financial year:

Name or company name	Position(s)
Mr. Pablo de Carvajal González	General Secretary and Secretary of the Board of Directors, Director Global of Regulation and Head of Security area
Ms. Laura Abasolo García de Baquedano	Chief Financial and Control Officer & Head of Hispanoamérica
Mr. Eduardo Navarro de Carvalho	Chief Corporate Affairs & Global Sustainability (ESG) Office
Mr. Mark Evans	Chief Strategy & Development Officer
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit

Number of women in senior management	1
Percentage of total senior management	20 %

Total remuneration of senior management (thousand euros)	15,074



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. **Annual Corporate Governance Report**

5. Annual Report on Remuneration of the Directors

6. Other information

C.1.15 Indicate whether the Board regulations were amended during the year

No.

C.1.21 Explain whether there are any specific requirements, other than those relating to directors, for being appointed as chairman of the Board of Directors.

Yes.

C.1.23 Indicate whether the articles of incorporation or Board regulations establish any term limits for independent directors other than those required by law or any other additional requirements that are stricter than those provided by law:

No.

C.1.25 Indicate the number of meetings held by the Board of Directors during the year. Also indicate, if applicable, the number of times the Board met without the chairman being present. Meetings where the chairman gave specific proxy instructions are to be counted as attended.

Number of Board meetings	15
Number of Board meetings held without the chairman's presence	0

Indicate the number of meetings held by the coordinating director with the other directors, where there was neither attendance nor representation of any executive director:

Number of meetings	2

Indicate the number of meetings held by each Board committee during the financial year:

Number of meetings held by the Executive Committee	17
Number of meetings held by the Audit and Control Committee	14
Number of meetings held by the Nominating, Compensation and Corporate Governance Committee	13
Number of meetings held by the Sustainability and Regulation Committee	10

C.1.26 Indicate the number of meetings held by the Board of Directors during the year with member attendance data:

Number of meetings at which at least 80% of the directors were present in person	15
Attendance in person as a % of total votes during the year	91.11 %
Number of meetings with attendance in person or proxies given with specific instructions, by all directors	15
Votes cast in person and by proxies with specific instructions, as a % of total votes during the year	100 %

C. 1.27 Indicate whether the individual and consolidated financial statements submitted to the Board for issue are certified in advance:

No.

Identify, if applicable, the person(s) who certified the individual and consolidated financial statements of the company for issue by the Board:

-

C.1.29 Is the secretary of the Board also a director?

No.

If the secretary is not a director, complete the following table:



Consolidated
management report


Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Name or company name of the secretary	Representative
Mr. Pablo de Carvajal González	—

C.1.31 Indicate whether the company changed its external auditor during the year. If so, identify the incoming and outgoing auditors:

No.

If there were any disagreements with the outgoing auditor, explain their content:

No.

C.1.32 Indicate whether the audit firm performs any non-audit work for the company and/or its group and, if so, state the amount of fees it received for such work and express this amount as a percentage of the total fees invoiced to the company and/or its group for audit work:

Yes.

	Company	Group Company	Total
Amount of non-audit work (thousands of euros)	1,172	564	1,736
Amount of non-audit work / Amount of audit work (%)	24.87	3.24	7.85

Observations

C.1.33 Indicate whether the auditors' report on the financial statements for the preceding year contains reservations. If so, indicate the reasons given to shareholders at the general meeting by the chairman of the audit committee to explain the content and extent of the qualified opinion or reservations.

No.

C.1.34 Indicate the number of consecutive years for which the current audit firm has been auditing the company's individual and/or consolidated financial statements. Also, indicate the number of years audited by the current audit firm as a percentage

of the total number of years in which the financial statements have been audited:

	Individual	Consolidated
Number of consecutive years	8	8
Number of years audited by the current audit firm/ number of years in which the company has been audited (in %)	19.05	24.24

C.1.35 Indicate whether there is a procedure for directors to be sure of having the information necessary to prepare the meetings of the governing bodies with sufficient time; provide details if applicable:

Yes.

Detail the procedure

The Company adopts the necessary measures, whenever possible, that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, part from absolutely exceptional cases.

In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable. Likewise, the Regulations of the Audit and Control Committee and the Regulations of the Nominating, Compensation and Good Governance Committee detail the operating regime of these Committees.

Also, the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

For the same purpose, in general, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors' right to adopt their positions freely on all points discussed.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group's senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.

Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 25) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channelled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

C.1.39 Identify individually as regards directors, and in aggregate form in other cases, and provide details of any agreements between the company and its directors, executives or employees containing indemnity or golden parachute clauses in the event of resignation or dismissal without due cause or termination of employment as a result of a takeover bid or any other type of transaction.

Number of beneficiaries	9
Type of beneficiary	
Executive Directors, Senior Executives and other Employees	

Description of Agreement: With regards to the conditions applicable to termination of contracts, Mr. José María Álvarez-Pallete López (Executive Chairman until January 18,2025), and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, maintain the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can

amount to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract**.**

Regarding the contracts of members of Senior Executives, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

Indicate whether, beyond the cases established by legislation, these agreements have to be communicated and/or authorised by the governing bodies of the company or its group. If so, specify the procedures, the cases concerned and the nature of the bodies responsible for their approval or communication:



Consolidated
management report



Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

	Board of directors	General Shareholders' Meeting
Body authorizing the clauses	–	–

Are these clauses notified to the General Shareholders' Meeting	No

C.2 Committees of the Board of Directors

C.2.1 Provide details of all committees of the Board of Directors, their members, and the proportion of executive, proprietary, independent and other external directors forming them:

EXECUTIVE COMMISSION

Name	Position	Current
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Löscher	Member	Independent
Mr. Carlos Ocaña Orbis	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Other External
Ms. Claudia Sender Ramírez	Member	Independent

% of executive directors	25.00%
% of proprietary directors	37.50%
% of independent directors	25.00%
% of external directors	12.50%

AUDIT AND CONTROL COMMITTEE

Name	Position	Current
Mr. Peter Löscher	Member	Independent
Mr. Carlos Ocaña Orbis	Member	Proprietary
Ms. María Luisa García Blanco	Member	Independent
Ms. María Rotondo Urcola	Member	Independent

% of executive directors	0.00%
% of proprietary directors	25.00%
% of independent directors	75.00%
% of other external directors	0.00%



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

Identify the directors who are members of the audit committee and have been appointed taking into account their knowledge and experience in accounting or audit matters, or both, and state the date that the Chairperson of this committee was appointed.

Name of directors with experience
Mr. Peter Löscher
Mr. Carlos Ocaña Orbis
Ms. María Luisa García Blanco
Ms. María Rotondo Urcola
Date of appointment of the chairperson
19/02/2020

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Current
Mr. Peter Löscher	Chairman	Independent
Ms. María Luisa García Blanco	Member	Independent
Ms. Verónica Pascual Boé	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	75.00%
% of other external directors	25.00%

SUSTAINABILITY AND REGULATION COMMITTEE

Name	Position	Current
Mr. Francisco Javier De Paz Mancho	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Ms. María Luisa García Blanco	Member	Independent
Ms. María Rotondo Urcola	Member	Independent
Ms. Solange Sobral Targa	Member	Independent

% of executive directors	0.00%
% of proprietary directors	20.00%
% of independent directors	60.00%
% of other external directors	20.00%

C.2.2 Complete the following table with information regarding the number of female directors who were members of Board committees at the close of the past four years:

Number of female directors				
	2024 Year Number %	**2023 Year Number %**	**2022 Year Number %**	**2021 Year Number %**
Executive Commission	1 (12,50%)	1 (12,50%)	0	0
Audit and Control Committee	2 (50,00%)	3 (60,00%)	2 (50,00%)	2 (50,00%)
Nominating, Compensation and Corporate Governance Committee	2 (50,00%)	2 (40,00%)	1 (20,00%)	1 (20,00%)
Sustainability and Regulation Committee	3 (60,00%)	4 (66,67%)	N/A	N/A



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

D. Related-Party and Intragroup Transactions

D.2 Give individual details of operations that are significant due to their amount or of importance due to their subject matter carried out between the company or its subsidiaries and shareholders holding 10% or more of the voting rights or who are represented on the board of directors of the company, indicating which has been the competent body for its approval and if any affected shareholder or director has abstained. In the event that the board of directors has responsibility, indicate if the proposed resolution has been approved by the Board without a vote against the majority of the independents:

	Name or company name of the shareholder or any of its subsidiaries	% Shareholding	Name or company name of the company or entity within its group	Amount (thousands of euros)	Approving body	Identity of the significant shareholder or director who has abstained	The proposal to the board, if applicable, has been approved by the board without a vote against the majority of independents
(1)	BBVA and/or Group BBVA Companies	4.93	Telefónica, S.A.	300	Board of Directors	Proprietary Director BBVA	N/A
(2)	BBVA and/or Group BBVA Companies	4.93	Telefónica, S.A.	2,539	Board of Directors	Proprietary Director BBVA	N/A
(3)	BBVA and/or Group BBVA Companies	4.93	Telefónica, S.A.	17,606	Board of Directors	Proprietary Director BBVA	N/A
(4)	BBVA and/or Group BBVA Companies	4.93	Telefónica, S.A.	268,710	Board of Directors	Proprietary Director BBVA	N/A
(5)	BBVA and/or Group BBVA Companies	4.93	Telefónica, S.A.	349,085	Board of Directors	Proprietary Director BBVA	N/A
(6)	BBVA and/or Group BBVA Companies	4.93	Telefónica, S.A.	38,560	Board of Directors	Proprietary Director BBVA	N/A
(7)	BBVA and/or Group BBVA Companies	4.93	Telefónica, S.A.	11,882	Board of Directors	Proprietary Director BBVA	N/A
(8)	BBVA and/or Group BBVA Companies	4.93	Telefónica, S.A.	146,029	Board of Directors	Proprietary Director BBVA	N/A
(9)	BBVA and/or Group BBVA Companies	4.93	Telefónica, S.A.	62,850	Board of Directors	Proprietary Director BBVA	N/A
(10)	BBVA and/or Group BBVA Companies	4.93	Telefónica, S.A.	6,910,571	Board of Directors	Proprietary Director BBVA	N/A
(11)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	1,164	Board of Directors	Proprietary Director BBVA	N/A



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



(12)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	4,555	Board of Directors	Proprietary Director BBVA	N/A
(13)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	10	Board of Directors	Proprietary Director BBVA	N/A
(14)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	30,108	Board of Directors	Proprietary Director BBVA	N/A
(15)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	209	Board of Directors	Proprietary Director BBVA	N/A
(16)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	88,100	Board of Directors	Proprietary Director BBVA	N/A
(17)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	12,162	Board of Directors	Proprietary Director BBVA	N/A
(18)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	240	Board of Directors	Proprietary Director BBVA	N/A
(19)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	10,172	Board of Directors	Proprietary Director BBVA	N/A
(20)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	31,825	Board of Directors	Proprietary Director BBVA	N/A
(21)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	91,577	Board of Directors	Proprietary Director BBVA	N/A
(22)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	161,470	Board of Directors	Proprietary Director BBVA	N/A
(23)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	48,886	Board of Directors	Proprietary Director BBVA	N/A
(24)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	118,238	Board of Directors	Proprietary Director BBVA	N/A
(25)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	790,975	Board of Directors	Proprietary Director BBVA	N/A
(26)	BBVA and/or Group BBVA Companies	4.93	Rest of Telefonica Group Companies	12	Board of Directors	Proprietary Director BBVA	N/A
(27)	CaixaBank and/or Group CaixaBank Companies	2.51	Rest of Telefonica Group Companies	139,036	Board of Directors	Proprietary Director CaixaBank	N/A
(28)	CaixaBank and/or Group CaixaBank Companies	2.51	Rest of Telefonica Group Companies	2,608	Board of Directors	Proprietary Director CaixaBank	N/A
(29)	CaixaBank and/or Group CaixaBank Companies	2.51	Rest of Telefonica Group Companies	14,014	Board of Directors	Proprietary Director CaixaBank	N/A
(30)	CaixaBank and/or Group CaixaBank Companies	2.51	Rest of Telefonica Group Companies	29,330	Board of Directors	Proprietary Director CaixaBank	N/A



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

	Name or company name of the shareholder or any of its subsidiaries	Nature of the relationship	Type of operation and other information required for its evaluation
(1)	BBVA and/or Group BBVA Companies	Contractual	External services (see Note 10, section 4.9 IAGC free format).
(2)	BBVA and/or Group BBVA Companies	Contractual	Financial expenses (see Note 10, section 4.9 IAGC free format).
(3)	BBVA and/or Group BBVA Companies	Contractual	Financial revenues (see Note 10, section 4.9 IAGC free format).
(4)	BBVA and/or Group BBVA Companies	Contractual	Derivative asset instruments (balance sheet value. See Note 10, section 4.9 IAGC free format).
(5)	BBVA and/or Group BBVA Companies	Contractual	Cash and cash equivalents (see Note 10, section 4.9 IAGC free format).
(6)	BBVA and/or Group BBVA Companies	Contractual	Other receivables (see Note 10, section 4.9 IAGC free format).
(7)	BBVA and/or Group BBVA Companies	Contractual	Other financial debts (see Note 10, section 4.9 IAGC free format).
(8)	BBVA and/or Group BBVA Companies	Contractual	Derivative liability instruments (balance sheet value, see Note 10, section 4.9 IAGC free format).
(9)	BBVA and/or Group BBVA Companies	Contractual	Other payment obligations (see Note 10, section 4.9 IAGC free format).
(10)	BBVA and/or Group BBVA Companies	Contractual	Derivative financial instruments (notional value in force at 12/31/2024. See Note 10, section 4.9 IAGC free format).
(11)	BBVA and/or Group BBVA Companies	Contractual	Procurements (income statement expenses. See Note 10, section 4.9 IAGC free format).
(12)	BBVA and/or Group BBVA Companies	Contractual	External services (see Note 10, section 4.9 IAGC free format).
(13)	BBVA and/or Group BBVA Companies	Contractual	Leasing expenses (see Note 10, section 4.9 IAGC free format).
(14)	BBVA and/or Group BBVA Companies	Contractual	Financial expenses (see Note 10, section 4.9 IAGC free format).
(15)	BBVA and/or Group BBVA Companies	Contractual	Other expenses (see Note 10, section 4.9 IAGC free format).
(16)	BBVA and/or Group BBVA Companies	Contractual	Revenues from services delivery (see Note 10, section 4.9 IAGC free format).
(17)	BBVA and/or Group BBVA Companies	Contractual	Revenues from sales of goods (see Note 10, section 4.9 IAGC free format).
(18)	BBVA and/or Group BBVA Companies	Contractual	Other revenues (see Note 10, section 4.9 IAGC free format).
(19)	BBVA and/or Group BBVA Companies	Contractual	Customers and trade debtors (see Note 10, section 4.9 IAGC free format).
(20)	BBVA and/or Group BBVA Companies	Contractual	Derivative asset instruments (balance sheet value. See Note 10, section 4.9 IAGC free format).
(21)	BBVA and/or Group BBVA Companies	Contractual	Cash and cash equivalents (see Note 10, section 4.9 IAGC free format).
(22)	BBVA and/or Group BBVA Companies	Contractual	Other financial debts (see Note 10, section 4.9 IAGC free format).
(23)	BBVA and/or Group BBVA Companies	Contractual	Derivative liability instruments (balance sheet value. See Note 10, section 4.9 IAGC free format).
(24)	BBVA and/or Group BBVA Companies	Contractual	Guarantees and collaterals received (see Note 10, section 4.9 IAGC free format).
(25)	BBVA and/or Group BBVA Companies	Contractual	Derivative financial instruments (notional value as of 12/31/2024. See Note 10, section 4.9 IAGC free format).
(26)	BBVA and/or Group BBVA Companies	Contractual	Other transactions (see Note 10, section 4.9 IAGC free format).



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

(27)	CaixaBank and/or Group CaixaBank Companies	Contractual	Procurements (income statement expenses. See Note 10, section 4.9 Free format IAGC).
(28)	CaixaBank and/or Group CaixaBank Companies	Contractual	Leasing expenses (see Note 10, section 4.9 IAGC free format).
(29)	CaixaBank and/or Group CaixaBank Companies	Contractual	Financial expenses (see Note 10, section 4.9 IAGC free format).
(30)	CaixaBank and/or Group CaixaBank Companies	Contractual	Allocations of rights of use (see Note 10, section 4.9 IAGC free format).

D.3 Give individual details of the operations that are significant due to their amount or relevant due to their subject matter carried out by the company or its subsidiaries with the administrators or managers of the company, including those operations carried out with entities that the administrator or manager controls or controls jointly, indicating the competent body for its approval and if any affected shareholder or director has abstained. In the event that the board of directors has responsibility, indicate if the proposed resolution has been approved by the board without a vote against the majority of the independents:

D.4 Report individually on intragroup transactions that are significant due to their amount or relevant due to their subject matter that have been undertaken by the company with its parent company or with other entities belonging to the parent's group, including subsidiaries of the listed company, except where no other related party of the listed company has interests in these subsidiaries or that they are fully owned, directly or indirectly, by the listed company.

In any case, report any intragroup transaction conducted with entities established in countries or territories considered as tax havens:

D.5 Give individual details of the operations that are significant due to their amount or relevant due to their subject matter carried out by the company or its subsidiaries with other related parties pursuant to the international accounting standards adopted by the EU, which have not been reported in previous sections.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

G. Degree of Compliance with Corporate Governance Recommendations

Specify the Company's degree of compliance with recommendations of the Good Governance Code for listed companies.

In the event that a recommendation is not followed or only partially followed, a detailed explanation of the reasons must be included so that shareholders, investors and the market in general have enough information to assess the company´s conduct. General explanations are not acceptable.

1. That the Articles of Association of listed companies should not limit the maximum number of votes that may be cast by one shareholder or contain other restrictions that hinder the takeover of control of the company through the acquisition of its shares on the market.

Explain

In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10% of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10% voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of

Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders' Meeting must act in the social interest and interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required the sufficient support of all shareholders, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of this requirement.

In relation to the above and in accordance with the provisions of Article 527 of the Spanish Companies Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offeror has a stake equal to or over 70% of the share capital which confers voting rights, unless the offeror was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Operating Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event,



Consolidated management report



Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85% of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2. That when the listed company is controlled by another entity in the meaning of Article 42 of the Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or any of its subsidiaries (other than the listed company) or carries out activities related to the those of any of them it should make accurate public disclosures on:

a) The respective areas of activity and possible business relationships between the listed company or its subsidiaries and the parent company or its subsidiaries.

b) The mechanisms in place to resolve any conflicts of interest that may arise.

Not applicable

3. That, during the ordinary General Shareholders' Meeting, as a complement to the distribution of the written annual corporate governance report, the chairman of the Board of Directors should inform shareholders orally, in sufficient detail, of the most significant aspects of the company's corporate governance, and in particular:

a) Changes that have occurred since the last General Shareholders' Meeting.

b) Specific reasons why the company has not followed one or more of the recommendations of the Code of Corporate Governance and the alternative rules applied, if any.

Complies

4. That the company should define and promote a policy on communication and contact with shareholders and institutional investors, within the framework of their involvement in the company, and with proxy advisors that complies in all aspects with rules against market abuse and gives equal treatment to similarly situated shareholders. And that the company should publish this policy on its website, including information on how it has been put into practice and identifying the contact persons or those responsible for implementing it.

And that, without prejudice to the legal obligations regarding dissemination of inside information and other types of regulated

information, the company should also have a general policy regarding the communication of economic-financial, non-financial and corporate information through such channels as it may consider appropriate (communication media, social networks or other channels) that helps to maximise the dissemination and quality of information available to the market, investors and other stakeholders.

Complies

5. That the Board of Directors should not submit to the General Shareholders' Meeting any proposal for delegation of powers allowing the issue of shares or convertible securities with the exclusion of preemptive rights in an amount exceeding 20% of the capital at the time of delegation.

And that whenever the Board of Directors approves any issue of shares or convertible securities with the exclusion of preemptive rights, the company should immediately publish the reports referred to by company law on its website.

Complies

6. That listed companies that prepare the reports listed below, whether under a legal obligation or voluntarily, should publish them on their website with sufficient time before the General Shareholders' Meeting, even if their publication is not mandatory:

a) Report on the auditor's independence.

b) Reports on the workings of the audit and nomination and remuneration committees.

c) Report by the audit committee on related-party transactions.

Complies

7. That the company should transmit in real time, through its website, the proceedings of the General Shareholders' Meetings.

And that the company should have mechanisms in place allowing the delegation and casting of votes by means of data transmission and even, in the case of large-caps and, to the extent that it is proportionate, attendance and active participation in the General Meeting to be conducted by such remote means.

Complies



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

8. That the audit committee should ensure that the financial statements submitted to the General Shareholders' Meeting are prepared in accordance with accounting regulations. And that in cases in which the auditor has included a qualification or reservation in its audit report, the chairman of the audit committee should clearly explain to the general meeting the opinion of the audit committee on its content and scope, making a summary of this opinion available to shareholders at the time when the meeting is called, alongside the other Board proposals and reports.

Complies

9. That the company should permanently publish on its website the requirements and procedures for certification of share ownership, the right of attendance at the General Shareholders' Meetings, and the exercise of the right to vote or to issue a proxy.

And that such requirements and procedures promote attendance and the exercise of shareholder rights in a non-discriminatory fashion.

Complies

10. That when a duly authenticated shareholder has exercised his or her right to complete the agenda or to make new proposals for resolutions in advance of the General Shareholders' Meeting, the company:

a) Should immediately distribute such complementary points and new proposals for resolutions.

b) Should publish the attendance, proxy and remote voting card specimen with the necessary changes such that the new agenda items and alternative proposals can be voted on in the same terms as those proposed by the Board of Directors.

c) Should submit all these points or alternative proposals to a vote and apply the same voting rules to them as to those formulated by the Board of Directors including, in particular, assumptions or default positions regarding votes for or against.

d) That after the General Shareholders' Meeting, a breakdown of the voting on said additions or alternative proposals is communicated.

Not applicable

11. That if the company intends to pay premiums for attending the General Shareholders' Meeting, it should establish in advance a general policy on such premiums and this policy should be stable.

Not applicable

12. That the Board of Directors should perform its functions with a unity of purpose and independence of criterion, treating all similarly situated shareholders equally and being guided by the best interests of the company, which is understood to mean the pursuit of a profitable and sustainable business in the long term, promoting its continuity and maximising the economic value of the business.

And that in pursuit of the company's interest, in addition to complying with applicable law and rules and conducting itself on the basis of good faith, ethics and a respect for commonly accepted best practices, it should seek to reconcile its own company interests, when appropriate, with the interests of its employees, suppliers, clients and other stakeholders that may be affected, as well as the impact of its corporate activities on the communities in which it operates and on the environment.

Complies

13. That the Board of Directors should be of an appropriate size to perform its duties effectively and in a collegial manner, which makes it advisable for it to have between five and fifteen members.

Complies

14. That the Board of Directors should approve a policy aimed at favouring an appropriate composition of the Board that:

a) Is concrete and verifiable;

b) Ensures that proposals for appointment or re-election are based upon a prior analysis of the skills required by the Board of Directors; and

c) Favours diversity of knowledge, experience, age and gender. For these purposes, it is considered that the measures that encourage the company to have a significant number of female senior executives favour gender diversity.

That the result of the prior analysis of the skills required by the Board of Directors be contained in the supporting report from the nomination committee published upon calling the General Shareholders' Meeting to which the ratification,



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

appointment or re-election of each director is submitted.

The nomination committee will annually verify compliance with this policy and explain its findings in the annual corporate governance report.

Complies

15. That proprietary and independent directors should constitute a substantial majority of the Board of Directors and that the number of executive directors be kept to a minimum, taking into account the complexity of the corporate group and the percentage of equity participation of executive directors.

And that the number of female directors should represent at least 40% of the members of the Board of Directors before the end of 2022 and thereafter, and no less than 30% prior to that date.

Partially complies

The Company complies with the first part of the recommendation. On the other hand, regarding the number of female directors, until May 2024, as a result of the voluntary resignation submitted by Ms. Carmen García de Andrés as an Independent Director, the Company complied with the recommendation that the number of female directors should represent at least 40% of the members of the Board of Directors. Although currently the number of female directors represents 35.71%, the Company maintains its commitment to diversity and equal opportunities. All measures and processes adopted and agreed upon by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee to facilitate the inclusion of a number of women on the Board that allows for a balanced presence of women and men, and to avoid selection procedures suffering from implicit biases that hinder the appointment of female directors, have been undertaken and carried out by the Company. To continue advancing in this area, the Nominating, Compensation and Corporate Governance Committee evaluates profiles to fill new vacancies on the Board of Directors in accordance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the Selection of Directors, promoting gender diversity, experiences, and knowledge, without suffering from implicit biases that may imply any discrimination. In conclusion, the process of renewing the Company's Board of Directors has been designed and is being progressively implemented to ensure continuity in the management model of the Telefónica Group. In this regard, in the selection of new candidates to fill the

vacancies that arise, the Company will continue to seek women who meet the required professional profile to thus increase gender diversity on the Board of Directors.

16. That the number of proprietary directors as a percentage of the total number of non-executive director not be greater than the proportion of the company's share capital represented by those directors and the rest of the capital.

This criterion may be relaxed:

a) **In large-cap companies where very few shareholdings are legally considered significant.**

b) **In the case of companies where a plurality of shareholders is represented on the Board of Directors without ties among them.**

Complies

17. That the number of independent directors should represent at least half of the total number of directors.

That, however, when the company does not have a high level of market capitalisation or in the event that it is a large-cap company with one shareholder or a group of shareholders acting in a concert who together control more than 30% of the company's share capital, the number of independent directors should represent at least one third of the total number of directors.

Complies

18. That companies should publish the following information on its directors on their website, and keep it up to date:

a) **Professional profile and biography.**

b) **Any other Boards to which the directors belong, regardless of whether or not the companies are listed, as well as any other remunerated activities engaged in, regardless of type.**

c) **Category of directorship, indicating, in the case of individuals who represent significant shareholders, the shareholder that they represent or to which they are connected.**

d) **Date of their first appointment as a director of the company's Board of Directors, and any subsequent re-elections.**

e) **Company shares and share options that they own.**



Consolidated management report



Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

Complies

19. That the annual corporate governance report, after verification by the nomination committee, should explain the reasons for the appointment of any proprietary directors at the proposal of the shareholders whose holding is less than 3%. It should also explain, if applicable, why formal requests from shareholders for presence on the Board were not honoured, when their shareholding was equal to or exceeded that of other shareholders whose proposal for proprietary directors was honoured.

Not applicable

20. That proprietary directors representing significant shareholders should resign from the Board when the shareholder they represent disposes of its entire shareholding. They should also resign, in a proportional fashion, in the event that said shareholder reduces its percentage interest to a level that requires a decrease in the number of proprietary directors.

Not applicable

21. That the Board of Directors should not propose the dismissal of any independent director before the completion of the director's term provided for in the articles of incorporation unless the Board of Directors finds just cause and a prior report has been prepared by the nomination committee. Specifically, just cause is considered to exist if the director takes on new duties or commits to new obligations that would interfere with his or her ability to dedicate the time necessary for attention to the duties inherent to his or her post as a director, fails to complete the tasks inherent to his or her post, or is affected by any of the circumstances which would cause the loss of independent status in accordance with applicable law.

The dismissal of independent directors may also be proposed as a result of a public takeover bid, merger or other similar corporate transaction entailing a change in the shareholder structure of the company, provided that such changes in the structure of the board are the result of the proportionate representation criterion provided in Recommendation 16.

Complies

22. That companies should establish rules requiring that directors inform the Board of Directors and, when circumstances arise which affect them, whether or not related to their actions in the company itself, and which may

harm the company's standing and reputation, and in particular requiring them to inform the Board of any criminal proceedings in which they appear as suspects or defendants, as well as of how the legal proceedings subsequently unfold.

And that, if the Board is informed or becomes aware in any other manner of any of the circumstances mentioned above, it must investigate the case as quickly as possible and, depending on the specific circumstances, decide, based on a report from the nomination and remuneration committee, whether or not any measure may be adopted, such as the opening of an internal investigation, asking the director to resign or proposing that he or she be dismissed. And that these events must be reported in the annual corporate governance report, unless there are any special reasons not to do so, which must also be noted in the minutes. This without prejudice to the information that the company must disseminate, if appropriate, at the time when the corresponding measures are implemented.

Complies

23. That all directors clearly express their opposition when they consider any proposal submitted to the Board of Directors to be against the company's interests. This particularly applies to independent directors and directors who are unaffected by a potential conflict of interest if the decision could be detrimental to any shareholders not represented on the Board of Directors.

Furthermore, when the Board of Directors makes significant or repeated decisions about which the director has serious reservations, the director should draw the appropriate conclusions and, in the event the director decides to resign, explain the reasons for this decision in the letter referred to in the next recommendation.

This recommendation also applies to the secretary of the Board of Directors, even if he or she is not a director.

Not applicable

24. That whenever, due to resignation or resolution of the General Shareholders' Meeting, a director leaves before the completion of his or her term in office, the director should explain the reasons for this decision, or in the case of non-executive directors, their opinion of the reasons for cessation, in a letter addressed to all members of the Board of Directors.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

And that, without prejudice to all this being reported in the annual corporate governance report, insofar as it is relevant for investors, the company must publish the cessation as quickly as possible, adequately referring to the reasons or circumstances adduced by the director.

Complies

25. That the nomination committee should make sure that non-executive directors have sufficient time available in order to properly perform their duties.

And that the Board regulations establish the maximum number of company Boards on which directors may sit.

Complies

26. That the Board of Directors meet frequently enough so be able to effectively perform its duties, and at least eight times per year, following a schedule of dates and agenda established at the beginning of the year and allowing each director individually to propose items that do not originally appear on the agenda.

Complies

27. That director absences occur only when absolutely necessary and be quantified in the annual corporate governance report. And when absences do occur, that the director appoint a proxy with instructions.

Complies

28. That when directors or the secretary express concern regarding a proposal or, in the case of directors, regarding the direction in which the company is headed and said concerns are not resolved by the Board of Directors, such concerns should be included in the minutes at the request of the director expressing them.

Not applicable

29. That the company should establish adequate means for directors to obtain appropriate advice in order to properly fulfill their duties including, should circumstances warrant, external advice at the company's expense.

Complies

30. That, without regard to the knowledge necessary for directors to complete their duties, companies make refresher courses available to them when circumstances make this advisable.

Complies

31. That the agenda for meetings should clearly indicate those matters on which the Board of Directors is to make a decision or adopt a resolution so that the directors may study or gather all relevant information ahead of time.

When, in exceptional circumstances, the chairman wishes to bring urgent matters for decision or resolution before the Board of Directors which do not appear on the agenda, prior express agreement of a majority of the directors shall be necessary, and said consent shall be duly recorded in the minutes.

Complies

32. That directors be periodically informed of changes in shareholding and of the opinions of significant shareholders, investors and rating agencies of the company and its group.

Complies

33. That the chairman, as the person responsible for the efficient workings of the Board of Directors, in addition to carrying out the duties assigned by law and the articles of incorporation, should prepare and submit to the Board of Directors a schedule of dates and matters to be considered; organise and coordinate the periodic evaluation of the Board as well as, if applicable, the chief executive of the company, should be responsible for leading the Board and the effectiveness of its work; ensuring that sufficient time is devoted to considering strategic issues, and approve and supervise refresher courses for each director when circumstances make this advisable.

Complies

34. That when there is a coordinating director, the articles of incorporation or Board regulations should confer upon him the following powers in addition to those conferred by law: to chair the Board of Directors in the absence of the chairman and deputy chairmen, should there be any; to reflect the concerns of non-executive directors; to liaise with investors and shareholders in order to understand their points of view and respond to their concerns, in particular as those concerns relate to corporate governance of the company; and to coordinate a succession plan for the chairman.



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Complies

35. That the secretary of the Board of Directors should pay special attention to ensure that the activities and decisions of the Board of Directors take into account such recommendations regarding good governance contained in this Good Governance Code as may be applicable to the company.

Complies

36. That the Board of Directors meet in plenary session once a year and adopt, where appropriate, an action plan to correct any deficiencies detected in the following:

a) The quality and efficiency of the Board of Directors' work.

b) The workings and composition of its committees.

c) Diversity in the composition and skills of the Board of Directors.

d) Performance of the chairman of the Board of Directors and the chief executive officer of the company.

e) Performance and input of each director, paying special attention to those in charge of the various Board committees.

In order to perform its evaluation of the various committees, the Board of Directors will take a report from the committees themselves as a starting point and for the evaluation of the Board, a report from the nomination committee.

Every three years, the Board of Directors will rely for its evaluation upon the assistance of an external advisor, whose independence shall be verified by the nomination committee.

Business relationships between the external adviser or any member of the adviser's group and the company or any company within its group must be specified in the annual corporate governance report.

The process and the areas evaluated must be described in the annual corporate governance report.

Complies

37. That if there is an executive committee, there should be at least two non-executive directors, at least one of whom should be independent, and

its secretary should be the secretary of the Board.

Complies

38. That the Board of Directors must always be aware of the matters discussed and decisions taken by the executive committee and that all members of the Board of Directors receive a copy of the minutes of meetings of the executive committee.

Complies

39. That all members of the audit committee, in particular its chairman, be appointed in consideration of their knowledge and experience in accounting, audit and risk management issues, both financial and non-financial.

Complies

40. That under the supervision of the audit committee, there should be a unit in charge of the internal audit function, which ensures that information and internal control systems operate correctly, and which reports to the non-executive chairman of the Board or of the audit committee.

Complies

41. That the person in charge of the unit performing the internal audit function should present an annual work plan to the audit committee, for approval by that committee or by the Board, reporting directly on its execution, including any incidents or limitations of scope, the results and monitoring of its recommendations, and present an activity report at the end of each year.

Complies

42. That in addition to the provisions of applicable law, the audit committee should be responsible for the following:

1. With regard to information systems and internal control:

a) Supervising and evaluating the process of preparation and the completeness of the financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the company and, if applicable, to the group – including operating, technological, legal, social, environmental, political and reputational risk, or risk related to corruption – reviewing compliance with



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



regulatory requirements, the appropriate delimitation of the scope of consolidation and the correct application of accounting criteria.

b) Ensuring the independence of the unit charged with the internal audit function; proposing the selection, appointment and dismissal of the head of internal audit; proposing the budget for this service; approving or proposing its orientation or annual work plans for approval by the Board, making sure that its activity is focused primarily on material risks (including reputational risk); receiving periodic information on its activities; and verifying that senior management takes into account the conclusions and recommendations of its reports.

c) Establishing and supervising a mechanism that allows employees and other persons related to the company, such as directors, shareholders, suppliers, contractors or subcontractors, to report any potentially serious irregularities, especially those of a financial or accounting nature, that they observe in the company or its group. This mechanism must guarantee confidentiality and in any case provide for cases in which the communications can be made anonymously, respecting the rights of both the whistleblower and the person reported.

d) Generally ensuring that internal control policies and systems are effectively applied in practice.

2. With regard to the external auditor:

a) In the event that the external auditor resigns, examining the circumstances leading to such resignation.

b) Ensuring that the remuneration paid to the external auditor for it work does not compromise the quality of the work or the auditor's independence.

c) Making sure that the company informs the CNMV of the change of auditor, along with a statement on any differences that arose with the outgoing auditor and, if applicable, the contents thereof.

d) Ensuring that the external auditor holds an annual meeting with the Board of Directors in plenary session in order to make a report regarding the tasks performed and the

development of the company's accounting situation and risks.

e) Ensuring that the company and the external auditor comply with applicable rules regarding the provision of services other than auditing, limits on the concentration of the auditor's business and, in general, all other rules regarding auditors' independence.

Complies

43. That the audit committee be able to require the presence of any employee or manager of the company, even stipulating that he or she appear without the presence of any other member of management.

Complies

44. That the audit committee be kept abreast of any corporate and structural changes planned by the company in order to perform an analysis and draw up a prior report to the Board of Directors on the economic conditions and accounting implications and, in particular, any exchange ratio involved.

Complies

45. That the risk management and control policy should identify or determine, as a minimum:

a) The various types of financial and non-financial risk (including operational, technological, financial, legal, social, environmental, political and reputational risks and risks relating to corruption) which the company faces, including among the financial or economic risks contingent liabilities and other off-balance sheet risks.

b) A risk control and management model based on different levels, which will include a specialised risk committee when sector regulations so require or the company considers it to be appropriate.

c) The level of risk that the company considers to be acceptable.

d) Measures in place to mitigate the impact of the risks identified in the event that they should materialise.

e) Internal control and information systems to be used in order to control and manage the aforementioned risks, including contingent liabilities or off-balance sheet risks.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



Complies

46. That under the direct supervision of the audit committee or, if applicable, of a specialised committee of the Board of Directors, an internal risk control and management function should exist, performed by an internal unit or department of the company which is expressly charged with the following responsibilities:

a) Ensuring the proper functioning of risk management and control systems and, in particular, that they adequately identify, manage and quantify all material risks affecting the company.

b) Actively participating in drawing up the risk strategy and in important decisions regarding risk management.

c) Ensuring that the risk management and control systems adequately mitigate risks as defined by the policy laid down by the Board of Directors.

Complies

47. That in designating the members of the nomination and remuneration committee - or of the nomination committee and the remuneration committee if they are separate - care be taken to ensure that they have the knowledge, aptitudes and experience appropriate to the functions that they are called upon to perform and that the majority of said members are independent directors.

Complies

48. That large-cap companies have separate nomination and remuneration committees.

Explain

Article 40 of the Bylaws and Article 23 of the Regulation of the Board of Directors expressly state on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.

The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to

produce a results-driven remuneration system (pay for performance). The Board also considers that the workload of the Nominating, Compensation and Corporate Governance Committee and, therefore, its members, is reasonable and does not make it advisable, for the time being, to divide it into two separate committees.

49. That the nomination committee consult with the chairman of the Board of Directors and the chief executive of the company, especially in relation to matters concerning executive directors.

And that any director be able to ask the nomination committee to consider potential candidates that he or she considers suitable to fill a vacancy on the Board of Directors.

Complies

50. That the remuneration committee exercise its functions independently and that, in addition to the functions assigned to it by law, it should be responsible for the following:

a) Proposing the basic conditions of employment for senior management to the Board of Directors.

b) Verifying compliance with company's remuneration policy.

c) Periodically reviewing the remuneration policy applied to directors and senior managers, including share-based remuneration systems and their application, as well as ensuring that their individual remuneration is proportional to that received by the company's other directors and senior managers.

d) Making sure that potential conflicts of interest do not undermine the independence of external advice given to the board.

e) Verifying the information on remuneration of directors and senior managers contained in the various corporate documents, including the annual report on director remuneration.

Complies

51. That the remuneration committee should consult with the chairman and the chief executive of the company, especially in matters relating to executive directors and senior management.

Complies



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



52. That the rules regarding the composition and workings of the supervision and control committees should appear in the regulations of the Board of Directors and that they should be consistent with those applying to legally mandatory committees in accordance with the foregoing recommendations, including:

a) That they be composed exclusively of non-executive directors, with a majority of independent directors.

b) That their chairpersons be independent directors.

c) That the Board of Directors select members of these committees taking into account their knowledge, skills and experience and the duties of each committee; discuss their proposals and reports; and require them to render account of their activities and of the work performed in the first plenary session of the Board of Directors held after each committee meeting.

d) That the committees be allowed to avail themselves of outside advice when they consider it necessary to perform their duties.

e) That their meetings be recorded and the minutes be made available to all directors.

Explain

1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors and in the specific Regulations of each one of them. Likewise, both Committees are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice, the Committee is composed of three Independent Directors and one with the category of "Other External".

Additionally, the Regulations of the Board of Directors establish that the Audit and Control Committee must have a majority of independent directors, also exceeding the minimum of two required by law. In practice, this Committee is composed of three

Independent Directors and one with the category of "Proprietary".

2. The Board of Directors has a Consulting Committee (Sustainability and Regulation Committee) which has other functions strongly linked with the businesses developed by the Company and with management aspects. The mentioned Committee has some of the functions set out in Recommendations 53 and 54 below.

The Sustainability and Regulation Committee is expressly regulated in the Regulation of the Board of Directors, although with fewer details with respect to those that are legally mandatory. However, this non-mandatory committee is, in practice, subject to the operating rules set out in Recommendation 52 a), c), d) and e).

It has been considered that the Sustainability and Regulation Committee with powers in matters linked to the Company's businesses and management aspects do not necessarily have to be chaired by Independent Directors but rather it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them who should sit on these committees.

It should also be noted that all Board Committees are composed of a majority of independent Directors.

53. That verification of compliance with the company's policies and rules on environmental, social and corporate governance matters, and with the internal codes of conduct be assigned to one or divided among more than one committee of the Board of Directors, in the exercise of its power of self-organisation, may have decided to create. And that such committee be composed exclusively of non-executive directors, with a majority of these being independent directors, and that the minimum functions indicated in the next recommendation be specifically assigned to it.

Complies

54. The minimum functions referred to in the foregoing recommendation are the following:

a) Monitoring of compliance with the company's internal codes of conduct and corporate governance rules, and ensuring that the corporate culture is aligned with its purpose and values.

b) Monitoring the implementation of the general policy on communication of economic and financial information, non-financial and corporate information and communication



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

with shareholders and investors, proxy advisors and other stakeholders. The manner in which the entity communicates and handles relations with small and medium-sized shareholders must also be monitored.

c) The periodic evaluation and review of the company's corporate governance system, and environmental and social policy, with a view to ensuring that they fulfil their purposes of promoting the interests of society and take account, as appropriate, of the legitimate interests of other stakeholders.

d) Supervision of the company's environmental and social practices to ensure they are in alignment with the established strategy and policy.

e) Supervision and evaluation of the way in which relations with the various stakeholders are handled.

Complies

55. That environmental and social sustainability policies identify and include at least the following:

a) The principles, commitments, objectives and strategy relating to shareholders, employees, clients, suppliers, social issues, the environment, diversity, tax responsibility, respect for human rights, and the prevention of corruption and other unlawful conducts.

b) Means or systems for monitoring compliance with these policies, their associated risks, and management.

c) Mechanisms for supervising non-financial risk, including that related to ethical aspects and aspects of business conduct.

d) Channels of communication, participation and dialogue with stakeholders.

e) Responsible communication practices that impede the manipulation of data and protect integrity and honour.

Complies

56. That director remuneration be sufficient in order to attract and retain directors who meet the desired professional profile and to adequately compensate them for the dedication, qualifications and responsibility demanded of their posts, while not being so excessive as to compromise the independent judgment of non-executive directors.

Complies

57. That only executive directors should receive remuneration linked to corporate results and personal performance, as well as remuneration in the form of shares, options or rights to shares or instruments referenced to the share price and long-term savings plans such as pension plans, retirement schemes or other provident schemes.

Consideration may be given to delivering shares to non-executive directors as remuneration providing this is conditional upon their holding them until they cease to be directors. The forgoing shall not apply to shares that the director may need to sell in order to meet the costs related to their acquisition.

Complies

58. That as regards variable remuneration, remuneration policies should incorporate the necessary limits and technical safeguards to ensure that such remuneration is in line with the professional performance of its beneficiaries and not based solely on general developments in the markets or in the sector in which the company operates, or other similar circumstances.

And, in particular, that variable remuneration components:

a) Are linked to pre-determined and measurable performance criteria and that such criteria take into account the risk undertaken to achieve a given result.

b) Promote sustainability of the company and include non-financial criteria that are geared towards creating long term value, such as compliance with the company's rules and internal operating procedures and with its risk management and control policies.

c) Are based on balancing the attainment of short-, medium- and long-term objectives, so as to allow remuneration of continuous performance over a period of time long enough to be able to assess its contribution to the sustainable creation of value, such that the elements used to measure performance are not associated only with one-off, occasional or extraordinary events.

Complies

59. That the payment of variable remuneration components be subject to sufficient verification that previously established performance or other conditions have been effectively met. Entities must include in their annual report on director



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

remuneration the criteria for the time required and methods used for this verification depending on the nature and characteristics of each variable component.

That, additionally, companies consider the inclusion of a reduction ('malus') clause for the deferral of the payment of a portion of variable remuneration components that would imply their total or partial loss if an event were to occur prior to the time of payment date that would make this advisable.

Complies

60. That remuneration related to company results should take into account any reservations that might appear in the external auditor's report and that would diminish said results.

Complies

61. That a material portion of executive directors' variable remuneration be linked to the delivery of shares or financial instruments referenced to the share price.

Complies

62. That once share or options or financial instruments have been allocated under remuneration schemes, executive directors be prohibited from transferring ownership or exercising options or rights until a term of at least three years has elapsed.

An exception is made in cases where the director has, at the time of the transfer or exercise of options or rights, a net economic exposure to changes in the share price for a market value equivalent to at least twice the amount of his or her fixed annual remuneration through the ownership of shares, options or other financial instruments.

The foregoing shall not apply to the shares that the director may need to sell in order to meet the costs related to their acquisition or, following a favourable assessment by the nomination and remuneration committee, to deal with such extraordinary situations as may arise and so require.

Complies

63. That contractual arrangements should include a clause allowing the company to demand reimbursement of the variable remuneration components in the event that payment was not in accordance with the performance conditions or when payment was

made based on data subsequently shown to have been inaccurate.

Complies

64. That payments for contract termination should not exceed an amount equivalent to two years of total annual remuneration and should not be paid until the company has been able to verify that the director has fulfilled all previously established criteria or conditions for payment.

For the purposes of this recommendation, payments for contractual termination will be considered to include any payments the accrual of which arises as a consequence of or on the occasion of the termination of the contractual relationship between the director and the company, including amounts not previously vested of long-term savings schemes and amounts paid by virtue of post-contractual non-competition agreements.

Explain

With regards to the conditions applicable to termination of contracts Mr. José María Álvarez-Pallete López (Executive Chairman until January 18,2025), and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, maintain the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Indicate whether any director voted against or abstained from approving this report.

No.

I declare that the details included in this statistical annex coincide and are consistent with the descriptions and details included in the annual corporate governance report published by the company.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

4.9. Further information of interest

1. If there is any aspect regarding corporate governance in the company or other companies in the group that have not been included in other sections of this report, but which are necessary in order to obtain a more complete and comprehensible picture of the structure and governance practices in the company or group, describe them briefly below.

--

2. This section may also be used to provide any other information, explanation or clarification relating to previous sections of the report, so long as it is relevant and not redundant.

Specifically, state whether the company is subject to any corporate governance legislation other than that prevailing in Spain and, if so, include any information required under this legislation that differs from the data requested in this report.

3. The company may also state whether it voluntarily complies with other ethical or best practice codes, whether international, sector-based, or other. In such a case, name the code in question and the date the company began following it. It should be specifically mentioned that the company adheres to the Code of Good Tax Practices of 20 July, 2010.

- Note 1 to Section 4.2.2. of Annual Corporate Governance Report and Section A.2. of Annual Corporate Governance Report Statistical Annex

In accordance with the last submitted communication by BlackRock, Inc. to the Spanish National Securities Market Commission (CNMV) on November 25, 2024, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:

1.- BlackRock, Inc., BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings L.P., BlackRock (Singapore) Holdco Pte. Ltd., Blackrock HK Holdco Limited,

BlackRock Lux Finco S.a.r.l., BlackRock Japan Holdings GK, BlackRock Japan Co., Ltd.

2.- BlackRock, Inc., BlackRock Finance, Inc., Trident Merger, LLC, BlackRock Investment Management, LLC.

3.- BlackRock, Inc., BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Investment Management, Inc., BlackRock International Holdings, Inc., BlackRock International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited.

4.- BlackRock, Inc., BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Australia Holdco Pty. Ltd., BlackRock Investment Management (Australia) Limited.

5.- BlackRock, Inc., BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc.,BlackRock Institutional Trust Company, National Association.

6.- BlackRock, Inc., BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.

7.- BlackRock, Inc.,BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc.

8.- BlackRock, Inc.,BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

9.- BlackRock, Inc., BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BlackRock International Holdings, L.P.,BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock (Netherlands) B.V., BlackRock Asset Management Deutschland AG.

10.- BlackRock, Inc., BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BlackRock Canada Holdings UCL, BlackRock Asset Management Canada Limited.

11.- BlackRock, Inc., BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Capital Holdings, Inc., BlackRock Advisors, LLC.

12.- BlackRock, Inc., BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BlackRock International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Advisors (UK) Limited.

13.- BlackRock, Inc., BlackRock Finance, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BlackRock International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.

14.- BlackRock, Inc., BlackRock Finance, Inc., Trident Merger, LLC, BlackRock Investment Management, LLC, Amethyst Intermediate, LLC, Aperio Holdings, LLC, Aperio Group, LLC.

- Note 2 to Section A.2 of Annual Corporate Governance Report Statistical Annex

Information on significant shareholdings has been provided:

(i) Based on the information notified by Sociedad Estatal de Participaciones Industriales (SEPI) for the 2024 Annual Report on Corporate Governance of Telefónica, S.A.

(ii) Based on the information provided by Criteria Caixa, S.A.U. for the 2024 Annual Report on Corporate Governance of Telefónica, S.A. Likewise, and without this implying an incremental or additional participation, Fundación Bancaria Caixa d'Estalvis i Pensions de Barcelona, as the sole shareholder of Criteria Caixa, S.A.U., holds the same participation indirectly.

(iii) Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for the Annual Corporate Governance Report of Telefónica, S.A. for the 2024 financial year. Furthermore, according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to the shares of Telefónica, S.A. owned by BBVA at December 31, 2024, it would increase by 0.231% without voting rights of the Company's share capital.

(iv) Based on the information notified by Public Investment Fund to the CNMV on February 6, 2025, the indirect stake hold through Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company (STC) which in turn is controlled by Public Investment Fund) amounts to 9.97%.

(v) Based on the information notified by BlackRock, Inc. to the CNMV on November 25, 2024.

- Note 3 to Section A.3 of Annual Corporate Governance Report Statistical Annex

In those cases where the total percentage of voting rights does not coincide with the sum of direct and indirect shareholdings, this is due to the rounding of decimals.

The total percentage of voting rights represented on the Board of Directors (25.33%) is the result of adding the total percentage of voting rights held by members of the Board of Directors (0.41%) and the total percentage of voting rights of the Company's significant shareholders represented on the Board of Directors: Sociedad Estatal de Participaciones Industriales (10.00%), represented on the Board of Directors by the Proprietary Director Mr. Carlos Ocaña Orbis, Criteria Caixa, S.A.U. (9.99%) represented on the Board of Directors by the Proprietary Director Mr. Isidro Fainé Casas and Banco Bilbao Vizcaya Argentaria, S.A. (4.93%), represented on the Board of Directors by the Proprietary Director Mr. José María Abril Pérez.

- Note 4 to Section C.1.2 of Annual Corporate Governance Report Statistical Annex

Mr. Marc Thomas Murtra Millar was appointed by co-optation as Executive Chairman of the Board of Directors of Telefónica, S.A. in replacement of Mr. José María Álvarez-Pallete López, by agreement of the Company's Board of Directors, in its meeting on January 18, 2025, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.

Mr. José Javier Echenique Landiríbar was Vice-Chairman and Lead Independent Director until December 15, 2024, the date of his death. Likewise, until said date, it is hereby stated that the Vice Chairman and Lead Independent Director Mr. José Javier Echenique Landiríbar additionally held the positions of Chairman of the Audit and Control Committee, Member of the



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



Executive Commission and Member of the Nominating, Compensation and Corporate Governance Committee.

The Board of Directors of Telefónica, S.A., in its meeting on January 29, 2025, at the proposal of the Nominating, Compensation and Corporate Governance Committee, agreed to appoint Independent Director Mr. Peter Löscher as Lead Independent Director.

Furthermore, on January 29, 2025, the Audit and Control Committee, in replacement of Mr. José Javier Echenique Landiríbar, agreed to appoint Independent Director Ms. María Luisa García Blanco as Chairwoman of said Committee.

– Note 5 to Section C.1.11 of Annual Corporate Governance Report Statistical Annex

Other positions held by the Company's Directors (other than those requested in section C.1.11) are listed below:

As of December 31, 2024, Mr. José María Álvarez-Pallete López was member of the Advisory Board of Seat, S.A. He was also Chairman of Fundación Telefónica, S.A., of the Fundación Profuturo and of the GSMA Association and is a Trustee of the following foundations: (i) Fundación Bancaria "La Caixa"; (ii) Fundación Inocente, Inocente; and (iii) Fundación Amigos de la Alhambra. Additionally, he is an Honorary Doctorate from CEU San Pablo University.

Mr. Isidro Fainé Casas is Chairman of the Fundación Instituto de Investigación "La Caixa" and of Cajas de Ahorro (Funcas). In addition, he is Honorary Chairman of Naturgy Energy Group, S.A., Special Advisor to the Board of "The Bank of East Asia".

Mr. Ángel Vilá Boix is a Trustee of the Telefónica Foundation and a member of the Advisory Boards of Telefónica España and Telefónica Tech.

Mr. Peter Löscher is Emeritus Member of the Advisory Council of the Singapore Economic Development Board, Member of the International Advisory Board of Bocconi University and Honorary Professor at Tongji University (Shanghai).

Mr. Carlos Ocaña Orbis is Deputy to the General Director of Real Madrid CF, a member of the Advisory Board of the Hermes Institute, a member of the Governing Board of the Real Madrid University School, a member of the Strategy Committee of the PRISA Group, and Co-director and professor of the Master's in Digital Transformation and Applied Technologies in Sports at the Real Madrid University School. Additionally, he is Secretary of the World Football Club Association, a member of the Advisory Board of the ADEI Observatory, and a member of the Supervisory Committee of the Foro de Foros Foundation. He is also a professor of Strategy and Business Model in the MBA program at the European University.

Ms. Verónica Pascual Boé is Chairwoman of the Asti Talent and Technology Foundation and Chairwoman of the Endeavor Foundation.

Mr. Francisco Javier de Paz Mancho is a Trustee of the Atenea Foundation.

Mr. Francisco José Riberas Mera is Chairman of: (i) Sernauto (Spanish Association of Automotive Suppliers); (ii) Fundación Gestamp; and (iii) Fundación Orilla; and is a Trustee representative of the following foundations: (i) Fundación Consejo España-Estados Unidos; (ii) Fundación Consejo España-India; (iii) Fundación Consejo España-China; (iv) Fundación Consejo España-Japón and (v) Fundación Endeavor. Additionally, he is Trustee of the Fundación FAD Juventud.

Ms. María Rotondo Urcola is a member of the Advisory Board of the Faculty of Economics and Business at Nebrija University.

– Note 6 to Section C.1.12 of Annual Corporate Governance Report Statistical Annex

In accordance with the provisions of Article 27.2 of the Regulations of the Board of Directors, the Directors must dedicate the necessary time and effort to the performance of their duties, and for this purpose they must inform the Nominating, Compensation and Corporate Governance Committee of their other professional obligations in case they might interfere with the performance of their duties as Directors.

In this regard, those who belong to more than five Boards of Directors of other companies other than Telefónica, S.A. and the companies of its Group may not be appointed as Directors of the Company.

For these purposes, a) all the Boards of Directors of companies that form part of the same Group shall be computed as a single Board; and b) those Boards of proprietary companies or companies that constitute vehicles or complements for the professional practice of the Director, his/her spouse or a person with an analogous relationship of affection, or his/her closest relatives, shall not be computed.

Exceptionally, and for duly justified reasons, the Board of Directors may exempt the Director from this prohibition.

– Note 7 to Section C.1.14 of Annual Corporate Governance Report Statistical Annex

The total remuneration of Senior Management includes the amount corresponding to the gross shares that the Senior Executives of the Company received on 2024 at the end of the First Cycle (2021-2023) of the Long-Term Incentive Plan approved by the General Shareholders' Meeting 2021.

– Note 8 to Section C.1.21 of Annual Corporate Governance Report Statistical Annex

In accordance with the provisions of Article 31.4 of the Company's Bylaws, in order for a Director to be appointed Chairman, he must have been a member of the Board of Directors for at least three years prior to his appointment. However, the aforementioned seniority shall not be necessary when the appointment is carried out with the favorable vote of at least 85% of the members of the Board of Directors.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information



-Note 9 to Section C.2.1 of Annual Corporate Governance Report Statistical Annex

Mr. José Javier Echenique Landiríbar held the positions of Member of the Executive Commission, Chairman and Member of the Audit and Control Committee and Member of the Nominating, Compensation and Corporate Governance Committee until December 15, 2024, date of his death.

In this sense, on January 29, 2025, the Audit and Control Committee agreed to appoint Independent Director, Ms. María Luisa García Blanco, as Chairwoman of the mentioned Committee.

- Note 10 to Section D.2 of Annual Corporate Governance Report Statistical Annex

BBVA and/or Group BBVA: Banco Bilbao Vizcaya Argentaria, S.A. and/or the companies that form part of its group.

CaixaBank and/or Group CaixaBank: CaixaBank, S.A. and/or the companies that form part of its group.

N/A is indicated in those cases in which no proposal has been made to the Shareholders' Meeting as the transaction has been approved by the Board of Directors.

The percentage interest held by CaixaBank, S.A. is that which that entity held in the Company on April 12, 2024, the date from which the transactions carried out with CaixaBank, S.A. and/or the companies forming part of its group ceased to be considered related-party transactions.

The amount of the transactions has been determined in accordance with the book value, consistent with the information that set forth in note 11 (Related Parties) of Telefónica's Consolidated Financial Statements for the year 2024. Notwithstanding the foregoing, Telefónica monitors the aggregate amount of related party transactions, valuing them in accordance with the criteria established by the CNMV for the purposes of complying with the related party transaction reporting regime regulated in Chapter VII bis of Title XIV of the Capital Companies Act.

- Note 11 to Section D.3 of Annual Corporate Governance Report Statistical Annex

There are no transactions that meet the requirements set forth in this Section.

- Note 12 to Section D.4 of Annual Corporate Governance Report Statistical Annex

There are no transactions that meet the requirements set forth in this Section.

- Note 13 to Section D.5 of Annual Corporate Governance Report Statistical Annex

There are no transactions that meet the requirements set forth in this Section.

- Note 14 to Section G of Annual Corporate Governance Report Statistical Annex

It is noted that Recommendations 2, 10, 11, 19, 20, 23 and 28 have been indicated as not applicable as the situation referred to in these Recommendations has not been verified during the 2024 financial year.

- Note 15: Detail any material agreements entered into by the company that come into force, are modified or are terminated in the event of a change in control of the company following a public takeover bid, and their effects.

Financing agreements:

On March 15, 2018, Telefónica, S.A., as borrower, and a group of credit entities, as lenders, with National Westminster Bank plc as the agent bank, entered into a syndicated loan amounting up to EUR 5,500 million.

On January 13, 2022, Telefónica, S.A. executed an amendment to the referred syndicated facility agreement with several domestic and international financial entities for a maximum aggregate amount of five thousand and five hundred (5,500) million euros, linked to sustainability objectives: greenhouse gas emissions reduction and increase of women in executive positions. Subsequently, on January 13, 2025, Telefónica, S.A. signed an extension of its sustainability-linked syndicated loan facility up to 5,500 million euros for an additional year (maturing on January 13, 2030). Additionally, signed two extension options of one additional year each, at the request of Telefónica, S.A., for a maximum maturity in 2032.

Likewise, on December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal in Spain, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as original lenders, and with the support of Exportkreditnämnden, signed a financing agreement amounting up to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as original lenders, with the support of Finnvera Plc, entered into a financing agreement amounting up to EUR 500 million.

As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.

The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtain a majority of the voting rights, have the power to appoint a majority of the members of the management body, or



Consolidated
management report

Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
**Annual
Corporate
Governance
Report**

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

have control over the financial and operating policies of the Company.

_____

Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies' Forum – a body in which major Spanish companies and the Spanish tax authorities participate–, and complies with the content of the same.

Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

This annual corporate governance report was approved by the company's Board of Directors at its meeting held on February 26, 2025.

Indicate whether any Directors voted against or abstained from voting on the approval of this report.

No.



Consolidated management report



Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

Annual Report on Remuneration of the Directors



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Annual Report on Remuneration of the Directors

5.1. Annual Report on Remuneration

5.2. IAR Statistical Annex



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

5.1. Annual Report on Remuneration

Introduction to the Report

This section 5.1 and the section 5.2 from the Annual Report on Remuneration, which must be drawn up and submitted to a vote of the General Shareholders' Meeting in an advisory manner. Pursuant to the provisions in Act 5 of April 12, 2021, amending the redrafted text of the Corporate Enterprises Act, this report forms part of the Company's Management Report. This Report will remain accessible on the websites of the Company and the Spanish National Securities Market Commission (CNMV) for the legally stipulated term.

This report is essentially composed of two sections:

- First, a summary of our Directors' Remuneration Policy (the Remuneration Policy) applicable in 2025, approved at the Company's General Shareholders' Meeting held on March 31, 2023, with 92.66% of the votes cast (this policy can be accessed at the following link: https://www.telefonica.com/en/wp-content/uploads/sites/5/2021/10/remunerations-policy-directors-telefonica.pdf).

- Secondly, it provides a description of how the Directors' Remuneration Policy has been applied during the fiscal year 2024.

Outlined below is the background against which certain decisions related to the Remuneration Policy and its application have been made and considered by the Nominating, Compensation, and Corporate Governance Committee (NCCGC) and the Board of Directors of the Company

Telefónica in 2024

Financial Results

Telefónica has delivered solid results in 2024 that not only fulfil its strategy commitments, but have also exceeded market expectations. Below are some of the main milestones achieved related to the objectives established in the variable remuneration:

Free Cash Flow	It accelerates its growth and reaches 2,634 million euros in 2024, a 14.1% increase compared to the same period of the previous year.
EBITDA	Profitable and sustainable growth of +1.2% adjusted, mainly due to the increase in revenue and the consistent generation of efficiencies, as well as the transformation process carried out by the Company over the past few years.
Revenues	Growth of +1.6%, The increase in revenue has been supported by service revenue (+2.5%), due to the strong performance of B2B revenue (+4.8%), with Telefónica Tech being a key driver of growth.

Additionally, other factors can be highlighted, such as the decrease in the intensity of invested capital, which has resulted in a CapEx over revenue ratio of 12.9% in 2024, reaching the target set for the year. Moreover, the cash margin, measured as EBITDA minus adjusted CapEx, has improved by 0.3 percentage points to reach 19.3%, demonstrating the improvement in the Company's operating leverage.

Commitment to our shareholders

Consistent execution of the strategy, along with the solid business performance, has resulted in a positive stock performance and has allowed the continuation of the dividend distribution policy. In this regard, Telefónica has confirmed the shareholder remuneration for 2024, consisting of a cash dividend of 0.30 euros per share, payable in two instalments: December 2024 (0.15 euros) and June 2025 (0.15 euros).



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
**Annual
Report on
Remuneration
of the Directors**

6.
Other
information

Thanks to this, Telefónica's Total Shareholder Return ("TSR") in 2024 amounts to +19.87%, aligned with both the sector and its main markets. Over the last three years (2022-2024), the TSR has risen to +33.6%, significantly better than the sector's TSR of +14.1% (below the Ibex-35 TSR of +50.6%), and above both the median and the 75th percentile of the comparison group used in the Long-Term Incentive Plan, which have been 4.58% and 26.88%, respectively.

Commitment to our clients

Telefonica has maintained a strong market position and growing value access, up 11% in FTTH (fibre to the home) and 2% in mobile contracts, while continuing to accelerate 5G deployment. In addition, improvements have been made in network agility, efficiency, intelligence, quality and sustainability (zero-touch process and AI). This is evidenced by the improvement in customer loyalty as measured by:

- The Net Promoter Score (NPS) of 33 (+2 p.p. vs. 2023), the historical maximum in certain geographies.

- Reduction in convergent customers churn rate. In Spain, this indicator is the lowest since 2013.

In addition, in Spain, it is worth highlighting the simultaneous year-on-year growth of all strategic accesses in 2024 for the first time since 2018, and an average revenue per convergent customer (ARPU) above 90 euros.

Commitment to achievement Net Zero

In 2024, Telefónica continued to reduce emissions in line with its commitment to be net zero by 2040. Since 2015, the company has reduced emissions by 52% across all 3 scopes. The Company is on track to achieve 100% renewable energy by 2030 achieving a level of 89% in 2024.

Commitment to social impact and transparency

In the social area, Telefónica has made progress in diversity with 34% of women in executive positions, achieving solid progress towards its goal of 37% by 2027. Also, during the quarter, Telefónica was included in the 'FT Diversity Leader' for the sixth consecutive year and scored 81/100 in the latest EcoVadis report, placing the Company in the 99th percentile among all evaluated companies (around 130,000). Lastly, in terms of governance, Telefónica has actively participated in developing the code of conduct for the Artificial Intelligence Office and has joined the EU AI Pact for the development of reliable and safe AI. Furthermore, last October, the Company received the highest award in the Reporting and Transparency category of the Reuters Sustainability Awards 2024.

New leadership

The Board of Directors agreed on January 18, 2025 to terminate the contract with Mr. José María Álvarez-Pallete López as Executive Chairman and to appoint Mr. Marc Thomas Murtra Millar as Executive Director by co-optation and Executive Chairman of the Board of Directors of the Company. Concerning this Report, the information provided reflects the details of the remuneration of the former Executive Chairman in the sections related to 2024, and that of the new Executive Chairman in the sections corresponding to the fiscal year 2025.

Implementation of the Executive Directors' Remuneration Policy in 2024

Below is a summary of the main characteristics of the remuneration of Executive Directors for the year 2024:

- **Fixed components of remuneration** (Fixed Remuneration, Remuneration in Kind, and Pension Plan): unchanged from the previous year, subject to minor differences in the valuation of Remuneration in Kind.

- **Short-Term Variable Remuneration**: The metrics and relative weights established for 2024 were Free Cash Flow (30%), Operating Revenues (25%), EBITDA (25%), and non-financial objectives - ESG (20%).

  The weighted payment coefficient has risen to 78.38% of the maximum amount, as a result of the overall achievement level of financial objectives being around target level. In addition, the degree of performance of the non-financial - ESG has exceeded target levels.

- **Long-Term Variable Remuneration**: the performance period of the Second cycle of the Long-Term Incentive Plan approved by the Annual General Meeting of Shareholders in 2021 ended on 31 December 2024. 50% of the incentive was subject to the relative TSR, 40% to the Free Cash Flow generated in each of the years of the performance period, and 10% to the Neutralization of CO2 emissions Scope 1+2. Due to the strong performance of the stock and dividends paid during the 2022-2024 period, Telefónica's TSR has reached 33.6%. This percentage places Telefónica in fourth position within the comparison group, allowing the payout linked to the Relative TSR objective to reach 100%.

  Additionally, both (i) the Free Cash Flow objective has been achieved, enabling the Company to continue reducing debt and improving flexibility, and (ii) the Neutralization of CO2 emissions objective has been achieved, in line with the commitments made by the Company regarding carbon emissions. Thus, the weighted payout coefficient of the Long-Term Variable Remuneration has reached 100%.



Consolidated
management report


Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

**5.
Annual
Report on
Remuneration
of the Directors**

6.
Other
information

If all the aforementioned concepts are considered and compared with those of the year 2023, the remuneration of the Executive Directors has increased by 3%.

Executive Directors' Remuneration Policy in 2025

The Remuneration Policy to be applied in 2025 follows a continuity with that applied in 2024. The design of the Short and Long-Term Variable Remuneration seeks to incentivise the achievement of the Company's strategic priorities, in addition to the creation of value for the shareholder and the rest of its stakeholders.

The remuneration system applicable to Mr. Marc Thomas Murtra Millar, as Executive Chairman, will be that provided for in the Telefónica Directors' Remuneration Policy approved by the General Shareholders' Meeting held on 31 March 2023. A summary of the policy applicable in 2025 is shown below:

	Fixed Remuneration (FR)		**Short-Term Variable Remuneration (STVR)**		**Long-Term Variable Remuneration (LTVR)**	
Amount *(€ Thousand)*	Executive Chairman: • € 1.923	Chief Operating Officer: • € 1.600	Executive Chairman: • Target: 180% FR • Max: 233.1% FR	Chief Operating Officer: • Target: 150% FR • Max: 194.25% FR	Executive Chairman: • Target: 200% FR • Max: 240% FR	Chief Operating Officer: • Target: 180% FR • Max: 216% FR
Objectives			• Free Cash Flow (30%). • EBITDA (25%). • Operating Revenues (25%). • NPS (10%). • Reduction GHG Emissions (5%). • Women in executive positions (5%). The maximum payout % for each objective is 125%, except for Free Cash Flow which can reach 140%.		• Relative TSR (50%). • Free Cash Flow (40%). • Neutralization of CO_2 emissions (5%). • Women in executive positions (5%). The maximum payout % for each objective is 100%, except for Free Cash Flow which can reach 150%.	
Main features	The amount for the new Executive Chairman remains unchanged from 2013.	Unchanged since his appointment as such.	• In cash. • All objectives are quantitative, 80% of them financial. • Malus and clawback clauses. • Maximum STVR below that set out in the Policy.		• Share-based. • 3 years performance period. • Shares subject to a minimum retention period of two years. • Malus and clawback clauses. • Maximum LTVR below that set out in the Policy.	

In addition, Executive Directors are beneficiaries of certain remuneration in kind, contributions to pension plan for Telefónica's employees or contributions to the executives pension plan.

Details are provided in section 5.1.4 of the Report.



Consolidated
management report


Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

5.1.1. Principles of the Remuneration Policy

The main focus of Telefónica's remuneration strategy is to attract, retain and motivate professionals of the Company, enabling it to achieve its strategic objectives within the highly competitive and globalised setting in which it performs its business, by applying the most appropriate measures and practices for such purpose.

Based on the foregoing, the principles of the Remuneration Policy are the following:

		Executive Directors	Non-Executive Directors
Value creation	The Policy is consistent with Telefónica's commitment to growth, efficiency and long-term sustainable value creation for its stakeholders.	•	
Pay for Performance	A significant part of the total remuneration for the Executive Directors is variable and receiving it is subject to achieving financial, business, value creation and non-financial objectives, including ESG objectives. These objectives are predetermined, specific, quantifiable and aligned with the Company's strategy.	•	
Flexibility	The variable remuneration is not guaranteed and is sufficiently flexible so that there is a possibility of not paying this component.	•	
Competitiveness	In order to ensure the Company has the best professionals on board, the remuneration package must be competitive, both in its structure and its overall amount, with respect to other comparable companies at an international level.	•	•
Good Governance	When determining the remuneration for the Directors, the Company takes into consideration the developments taking place in regulations, best practices and national and international recommendations and trends related to the remuneration of Directors of companies listed on the stock market.	•	•
Fair Pay	Fair remuneration is provided for professional value, skills, experience, responsibility undertaken and results achieved. The Remuneration Policy for the Executive Directors is aligned with the policy for the other employees and shares the same principles and criteria for action and incorporating the components included in the remuneration package for Telefónica's management group. The Policy is consistent with Telefónica's inclusive culture, which includes a commitment to diversity and inclusion management as a key element in connecting talent and growth as a company.	•	•
Suitability	The amounts are sufficient to remunerate the qualifications, time spent and responsibility of the Directors, guaranteeing their required loyalty and allegiance to the Company, without compromising the independence of the Non-Executive Directors.		•
Transparency	The level of transparency in relation to remuneration is in line with the best corporate governance practices in order to create trust among all the stakeholders, including shareholders and investors.	•	•



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
**Annual
Report on
Remuneration
of the Directors**

6.
Other
information

5.1.2. Our remuneration practices

Executive Directors

- Linking the payment of the remuneration to the Company's results ("pay for performance").

- The weighting of the financial metrics to which the Variable Remuneration is linked represents at least 80%.

- Long-Term Incentive Plans:

  ○ A minimum performance period of three years for measurement of the objectives.

  ○ Mainly in shares.

  ○ Linked to metrics aligned with Telefónica's long-term strategic objectives.

  ○ Inclusion of ESG linked objectives.

  ○ Holding 100% of the awarded shares for a term of 24 months. This term is extended to 3 years extension as long as the number of shares subject to the permanent holding commitment has not been reached.

- Specific and uniform clawback clauses, which are applied to any variable remuneration component, complemented by a Recoupment Policy, which clearly and comprehensively regulates the Company's right to recover variable remunerations paid during the general three-year clawback period.

- Commitment to permanently hold shares for a value equivalent to twice the fixed remuneration.

- Consideration of the quality of the results in the long-term and any associated risk in the evaluation process of variable remuneration.

- Recurrent external advice for the purpose of considering market practices as an additional factor to be taken into account in the process of adopting decisions on the Policy's design.

- No variable remuneration is guaranteed and the possibility of awarding extraordinary remuneration is not included.

- The Policy is consistent with Telefónica's commitment to diversity and inclusion management as a key element in connecting talent and growth as a company. Accordingly, Telefónica's staff is remunerated on the basis of their professional value, skills, experience, responsibility undertaken and results achieved.

Non-Executive Directors

- Remuneration is determined in accordance with the responsibilities and duties undertaken by each Director but without compromising its independence.

- The Non-Executive Directors are not included in the remuneration formulae or systems linked to the individual or Company's performance.

- The Non-Executive Directors are not paid in shares, options, stock options or remuneration rights tied to the value thereof.

- The Non-Executive Directors do not participate in any long-term savings systems, such as retirement plans, pension plans and any other welfare systems.

5.1.3. The Remuneration Policy of Telefónica applicable in 2025

As detailed in the Introduction to the Report, during 2024, the Remuneration Policy approved by the General Shareholders' Meeting on March 31, 2023, with 92.66% of the votes cast, will be applicable. This Policy will remain in force until December 31, 2026, without prejudice to any adaptations or updates that may be carried out by the Board of Directors in accordance with the provisions therein, and any amendments that may be approved by the General Shareholders' Meeting of Telefónica at any time.

This Policy can be accessed at the Corporate website: https://www.telefonica.com/en/wp-content/uploads/sites/4/2021/10/politica-remuneraciones-consejeros-telefonica.pdf.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
**Annual
Report on
Remuneration
of the Directors**

6.
Other
information

5.1.4. The Executive Directors' remuneration in 2025

- The Fixed Remuneration of the new Executive Chairman, Mr. Marc Thomas Murtra Millar is set in the Directors' Remuneration Policy. This amount was applicable to Mr. José María Álvarez-Pallete López until the date of his termination and remained unchanged since 2013. In the case of the Chief Operating Officer, Mr. Ángel Vilá Boix, his amount remains unchanged since his appointment in 2017.

- Variable performance-related remuneration is significant in relation to total remuneration (79% for the Executive Chairman and 77% for the Chief Operating Officer)

- The variable remuneration metrics and achievement levels are aligned to the main axes of Telefónica's Strategy.

- The maximum value of the allocated shares to the Second cycle (2025-2027) of the Long-Term Incentive Plan 2024-2028 is below the maximum limit established in the Remuneration Policy.

- The structure and contribution levels (as a percentage of base salary) of the Executive Directors' Pension Plan are aligned with the conditions that apply to the rest of Telefónica's employees in Spain.

- Telefónica has an Executive Compensation Recoupment Policy, which clearly and comprehensively regulates the Company's right to recover variable remunerations paid during the general three-year clawback period.

As specified above, on the date of this Report, the Executive Directors of Telefónica, S.A. are Mr. Marc Thomas Murtra Villar, Executive Chairman, and Mr. Ángel Vilá Boix, Chief Operating Officer (COO).

Pay for performance and pay mix

The remuneration system for Telefónica's Executive Directors is characterised by its competitiveness and high standards. Variable remuneration, designed to incentivise the achievement of the Company's objectives, both in the short and long term, is a fundamental pillar of this system.

In this regard, Telefónica's long-term strategy is based on three fundamental pillars to which the variable remuneration of the entire Telefónica team is linked:

i. Growth, in the form of Operative Revenue and Total Shareholder Return.

ii. Efficiency, through EBITDA improvement, Free Cash Flow generation and reduction of GHG emissions, through efficient consumption of natural resources or the circular economy.

iii. Trust. Telefónica is a company committed to sustainability. For this reason, factors such as customer trust (NPS), the trust of society and gender equality (% of women in executive positions) and the contribution to the fight against climate change (neutralisation of GHG emissions) are weighted.

Consequently, the achievement of both short- and long-term variable remuneration is linked to the achievement of financial and operational business and sustainability (ESG) objectives.

All the objectives are predetermined, specific, quantifiable and aligned with Telefónica's strategic goals, strictly determined and assessed by the NCCGC, which monitors them, so that their alignment with Telefónica's social interests is ensured.

From the perspective of the remuneration mix the Executive Directors' pay package is leveraged mainly on variable remuneration, with most of the total remuneration being received only if the objectives set out for the short- and long-term variable remuneration are met. This pay structure is consistent with the "pay for performance" principle.

The Executive Directors therefore may not receive any variable remuneration in the event that the minimum performance thresholds are not met. The short-term and long-term variable remuneration percentage is significant in relation to the total remuneration.

The pay mix for Telefónica's Executive Directors is shown below, a scenario where objectives an achieved at a target level*:



Consolidated management report



Index



1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

Executive Chairman



Fixed Remuneration
21%

Long-Term Variable Remuneration
42%

Remuneration at risk: 79%

Short-Term Variable Remuneration 37%

Chief Operating Officer



Fixed Remuneration
23%

Long-Term Variable Remuneration
42%

Remuneration at risk: 77%

Short-Term Variable Remuneration 35%

* The graph does not include remuneration in kind, contributions to pension plans for Telefónica employees or contributions to the Executive Pension Plan.

Comparison Group

When establishing the remuneration package in 2025, NCCGC conducts a periodic review of the Directors' remunerations. As part of this process, an external competitiveness remuneration analyses are conducted, and the remuneration policy of the Executives and the organization's employees is also considered.

To carry out external competitiveness analyses, under the framework established in the Remuneration Policy, it is expected to propose a reference market established based on a series of objective criteria, as outlined below:

1. **Sufficient number of companies** to obtain statistically reliable and robust results.

2. **Size** (revenue, asset volume, market capitalization, and number of employees) and complexity of the business. For each of the selected companies, the

dimension data for each of the mentioned variables must fall within predetermined ranges.

3. **Geographic distribution**: Only companies included in the Stoxx All Europe 100, Ibex-35, and European companies in the telecommunications sector have been considered.

4. **Geographical scope**: Companies with international presence.

5. **Sectoral distribution**: Multi sectoral sample with a homogeneous distribution, avoiding over-representation of sectors very different from Telefónica.

Taking these criteria into account, the comparison group would be composed of 20 European companies with international presence. The most represented geographies will be those where Telefónica's business presence is highest. Consequently, the country that will contribute with a higher number of companies to the comparison group will be Spain. Additionally, it will ensure of that the telecommunications sector has the highest relative weight within the group.

Considering this comparison group, the total remuneration of the Chief Executive Officer in a target scenario of objective achievement would fall between the median and the 75th percentile of the comparison group.

Components of the remuneration package in 2025:

The elements included in the remuneration package for Executive Directors for the performance of their executive duties are similar to those of the 2024 fiscal year:

A. FIXED REMUNERATION

Purpose:

To reward the performance of their executive duties according to the level of responsibility, leadership and performance within the organization, promoting the retention of key staff and attracting top talent and creating sufficient economic independence to balance the significance of other remunerative items.



Consolidated management report | Index | 1. Telefónica in 2024 | 2. Sustainability Statement | 3. Risks | 4. Annual Corporate Governance Report | 5. Annual Report on Remuneration of the Directors | 6. Other information



Amount:

	Amount	∆ vs 2024
Executive Chairman (Mr. Marc Thomas Murtra Millar)	€ 1,923,100	No changes since 2013 (it remains the same as perceived by the previous Executive Chairman, Mr. José María Ávarez-Pallete López).
Chief Operating Officer (Mr. Ángel Vilá Boix)	€ 1,600,000	No changes since 2017 (year in which Mr. Vilá was appointed as Chief Operating Officer).

Functioning:

The annual gross fixed remuneration is paid on a monthly basis in cash. This remuneration is set by the Board of Directors at the proposal of the NCCGC and may be adjusted every year depending on the criteria approved from time to time by the NCCGC.

B. SHORT-TERM VARIABLE REMUNERATION

Purpose:

To reward the performance of a combination of financial, operational, business and non-financial objectives, including ESG objectives, that are predetermined, specific, measurable and aligned with Telefónica's strategic objectives.

Amount:

	Target Amount (% of FR)	Maximum Target (% of FR)	∆ vs 2024
Executive Chairman (Mr. Marc Thomas Murtra Millar)	180%	233.1%	No changes.
Chief Operating Officer (Mr. Ángel Vilá Boix)	150%	194.25%	No changes.

The Maximum Amount in 2025 will be 129.5% of the Target Amount, within the maximum level established in the Remuneration Policy.

This Maximum Amount could be achieved in case of overachievement of the Free Cash Flow target level, provided that the EBITDA target level is also met.

Functioning:

For the fiscal year 2025, the NCCGC has reviewed the objectives, metrics and performance scales to be applied in order to ensure the Company's strategy fulfillment.

As a result, based on the NCCGC's proposal, the Board has approved the same metrics that were established in 2024, as they quantitatively measure the aforementioned Telefónica's strategic priorities.

For the purpose of calculating the payment coefficient obtained for each level of objective performance, a performance scale is determined for each metric, which includes a minimum threshold below which no incentive is paid. In the case of 100% objective performance, the Target Amount Short-Term Variable Remuneration will be paid and, in case of maximum objective performance the Maximum Amount Short-Term Variable Remuneration will be received.

Information in greater detail is provided below about the performance scales for each of the objectives and how the stipulated maximum is achieved:

Metrics	Weighting (%)	Payout levels (% of target)			% of maximum weighted payment
		Min.	Target	Max.	
Financial Objectives (80%)					
Free Cash Flow	30%	50%	100%	140%	42.00%
EBITDA	25%	50%	100%	125%	31.25%
Operating Revenue	25%	50%	100%	125%	31.25%
ESG Objectives (20%)					
NPS	10%	50%	100%	125%	12.50%
Gender Equality - % of women in executive positions	5%	50%	100%	125%	6.25%
Climate Change - GHG Emissions	5%	50%	100%	125%	6.25%
	100%				**129.50%**

In order to calculate the amount of the Short-Term Variable Remuneration, the NCCGC firstly considers the level of achievement and weighting of each objectives on an individual basis and then the overall level of achievement of the objectives as a whole. For such purpose, it applies the internal objective assessment rules and procedures set out by the Company for its executives. When conducting this assessment, the NCCGC is supported by the Audit and Control Committee, which provides information about the results audited by the company's external auditor (PRICEWATERHOUSECOOPERS AUDITORES, S.L.) and by the internal audit. The Committee also considers any associated risk for both setting the objectives and assessing their performance thereof.

In this respect, any positive or negative economic effects caused by extraordinary events that could distort the findings of the assessment are disregarded and the long-term quality of the results and any associated risk are considered in the proposed Short-Term Variable Remuneration.

The Short-Term Variable Remuneration is fully paid in cash providing the targets set for this purpose have been achieved. This remuneration will not be paid until the NCCGC and the Audit and Supervisory Committee have carried out the actions described above in the first quarter of the following year, in line with



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. **Annual Report on Remuneration of the Directors**

6. Other information

recommendation 59 of the CNMV's Good Governance Code for listed companies.

C. LONG-TERM VARIABLE REMUNERATION

Purpose:

To increase the Executive Directors' and management team's commitment to the company and its strategy, linking their remuneration to creating value for the shareholders and sustainable strategic objective performance, so that they are in line with the best remuneration practices. In turn, by means of its Long-Term Incentive Plan, the company also aims at offering a competitive remuneration package that contributes to retaining the managers who hold key positions in the organization.

Description of granted Long-Term Variable Remuneration incentives in force in 2025:

The cycles in force in 2025 arising from long-term incentive plans are as follows:

Performance period	Number of granted shares for achieving 100% of objectives (Value of shares allocated as % of Fixed Remuneration)	
	Executive Chairman (Mr. Marc Thomas Murtra Millar)	Chief Operating Officer (Mr. Ángel Vilá Boix)
Long-Term Incentive Plan approved by the General Shareholders' Meeting of 2021		
Third cycle 2023-2025	N.A	831,000 (180%)
Long-Term Incentive Plan to be approved by the General Shareholders' Meeting of 2024		
First cycle 2024-2026	N.A	760,000 (180%)
Second Cycle 2025-2027	916.000 (200%)	686,000 (180%)

Mr. José María Álvarez-Pallete López, as Executive Chairman of Telefónica until 18 January 2025, maintains his right to the proportional part of the incentive corresponding to the Third cycle (2023-2025) of the 2021-2025 Long-Term Incentive Plan and to the First cycle (2024-2026) of the 2024-2028 Long-Term Incentive Plan.

The number of shares allocated in each of the cycles is significantly lower than the maximum limit established in the Remuneration Policy as well as the limit established in the respective General Shareholders' Meetings that approved each of the Plans.

Operation of the New Long-Term Incentive Plan 2024-2028:

The 2024 General Shareholders' Meeting approved the Long-Term Incentive Plan 2024-2028 consisting of the delivery of Telefónica, S.A. shares to Telefónica Group

Executives, including Telefónica, S.A. Executive Directors who, complying with the requirements established for such purpose, are invited to participate in the Plan.

The plan has a total duration of five (5) years and is divided into three (3) cycles, independent of each other, of three (3) years each (First cycle 2024-2026, Second cycle 2025-2027 and Third cycle 2026-2028).

The number of shares to be delivered at the end of each of the cycles will depend on the number of shares allocated and the degree of achievement of the Plan's objectives.

The details of the First cycle (2024-2026) of the 2024-2028 Long-Term Incentive Plan are described in the Annual Directors' Remuneration Report for 2023. The metrics, weightings and payout levels are identical to those described below for the Second cycle (2025-2027).

The metrics that have been established for the Second cycle (2025-2027) of the Long-Term Incentive Plan are as follows:

Metrics	Weighting (%)	Company results	Incentive to be accrued(%)
Relative TSR	50%	75th percentile or above	100%
		Median	30%
		Below median	0%
Free Cash Flow[1]	40%	115% achievement	150%
		100% achievement	100%
		92% achievement	50%
		Below 90% achievement	0%
Neutralization of CO$_2$ emissions Scopes 1+2 [2]	5%	100% achievement	100%
		90% achievement	50%
		Below 90% achievement	0%
Gender Equality – Presence of Women in Executive Positions	5%	100% achievement	100%
		90% achievement	50%
		Below 90% achievement	0%

[1] In addition to 115% compliance, 100% of the Free Cash Flow target will need to be met in each of the years of the period (2025-2027).
[2] In addition, a minimum level of emissions reductions must be achieved for the incentive to be paid.

Relative TSR (50%)

Definition: Share profitability taking into account the sum of the cumulative variation of Telefónica's share value, plus the dividends and other similar items received by shareholders during the cycle in question.

Determining the level of achievement: The evolution of TSR from Telefónica's shares is measured from the beginning of the cycle (2025) until the end of such cycle (2027), in relation to the TSR from other companies pertaining to the telecommunication sector, weighted



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. **Annual Report on Remuneration of the Directors**

6. Other information

depending on their relevance to Telefónica S.A. that, for the purpose of the Plan, will be used as the comparison group. The companies included in the comparison group are the following: Vodafone Group, America Movil, Deutsche Telekom, BT Group, Orange, Telecom Italia, Telenor, TeliaSonera, Swisscom, Koninklijke KPN, TIM Brasil, Proximus, Millicom and Liberty Global.

Performance Scale: The number of shares to be delivered associated with the performance of this objective will be between 15% of the number of target theoretical shares granted, in the case the evolution of the TSR of Telefónica S.A.'s shares is, at least, the median of the Comparison Group (below this threshold no incentive will be payable) and 50% if the evolution is in the third or higher quartile of the comparison group. The results between the median and the third quartile, the incentive level will be calculated by linear interpolation.

Free Cash Flow (40%)

Definition: Free cash flow generation (FCF).

Determining the level of achievement: The level of FCF generated by the Telefónica Group is measured during each year, in comparison with the value set in the budgets approved by the Board of Directors for each year, considering the final level of FCF performance, the average of the annual partial results obtained and approved by the NCCGC.

Performance scale:

The scale of attainment for the Second cycle will be as follows:

i. Minimum threshold of 92% achievement, below which no incentive is paid and the performance of which implies 20% of the theoretical target shares granted.

ii. Target level of 100% achievement, which implies the delivery of 40% of the theoretical target shares granted.

iii. Maximum level of 115% achievement, which would entail the delivery of an additional 20% to the theoretical target shares granted, and which will be applicable provided that the 100% target of Free Cash Flow is met in each of the years comprising this Second cycle (2025-2027), thus ensuring continuity in cash generation while incentivizing overachievement.

Neutralization of CO_2 Emissions (5%)

Definition: Level of Neutralization/Offset of the Telefónica Group's CO_2 emissions at the end of each cycle of the Plan, with the additional requirement for this part of the incentive to be paid being to achieve a minimum level of Scope 1 + 2 emissions reduction, in line with the 1.5 °C scenario of the Paris Agreement (SBTi). All

this is aimed at achieving net zero emissions by 2040 and neutralising Scope 1+2 emissions from 2025 in its main markets.

Scope 1 and 2 emissions consist of direct and indirect CO_2 emissions from daily activity caused by fuel consumption, leakage of refrigerant gases and electricity use.

Emission Neutralisation/offsetting is the purchase of carbon credits to absorb or reduce CO_2 emissions from the atmosphere.

In accordance with Telefónica's Climate Action Plan, and the recommendations of SBTi, carbon credits for reducing emissions from deforestation and degradation will also be accepted, with the aim of contributing to slowing deforestation in certain regions where Telefónica operates.

Carbon credits involve the purchase of CO_2 certificates on the voluntary market. These credits are generated from projects that absorb or reduce the emission of CO_2 from the atmosphere, which must be certified to international standards of the highest quality and where possible have social benefits associated with them. This is verified on an annual basis by an external auditor.

Determining the level of achievement: Neutralisation/offsetting of emissions is calculated as the ratio between the amount of carbon credits retired on behalf of the Company and the Scope 1+2 emissions.

The level of direct and indirect CO_2 emissions from Telefónica's daily activity is calculated according to the following formula:

$$CO_2 \text{ emission} = \text{Activity Data} \times \text{Emission Factor}$$

Where:
- Activity Data: The amount of energy, fuel, gas, etc. consumed by the company during the year.
- Emission Factor: The amount of CO_2 emitted into the atmosphere by the consumption of each activity unit.

For electricity, the emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used and for fuels the GHG Protocol emission factors are used and IPCC (UN Intergovernmental Panel on Climate Change).

Performance scale: The Board of Directors, according to a proposal made by the NCCGC, has determined a performance scale that includes a minimum threshold of 90% achievement, below which no incentive is paid and the achievement of which implies 2.5% of the theoretical shares granted being delivered, and a maximum level of 100% achievement, which implies 5% of the theoretical shares granted being delivered. In addition, achieving a minimum level of emissions reductions of Scope 1 + 2, in line with the 1.5°C scenario of the Paris Agreement (SBTi), will be necessary for this part of the incentive to be paid.



Consolidated management report


Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

% of Women in Executive positions (5%)

Definition: Percentage of women in executive positions in the Telefónica Group at 31 December 2027, measured as the number of women in management positions compared to the total number of executive positions in Telefónica.

Determination the level of achievement: The percentage of women executive positions is compared to the target percentage set by the Board of Directors for 2027.

Performance scale: The Board of Directors, at the proposal of the NCCGC, has determined a performance scale that includes a minimum threshold of 90% compliance, below which no incentive will be paid and compliance with which will entail the delivery of 2.5% of the theoretical shares granted, and a maximum level of 100% compliance, which will entail the delivery of 5% of the theoretical shares granted.

The NCCGC conducts an assessment of the objectives on an annual basis and, once each cycle has ended, the level of performance is determined. When conducting this assessment, the NCCGC is supported by the Audit and Control Committee, which provides information on the results audited by the external auditor and the Company's internal auditor, which will have been analysed first by the Audit and Control Committee itself. The NCCGC also considers any associated risk for both setting the objectives and assessing their achievement.

When determining the objective performance level, any positive or negative economic effects caused by extraordinary events that may distort the findings of the assessment are disregarded and the long-term quality of the results are considered in the proposed Long-Term Variable Remuneration.

In any case, 100% of the shares settled within the scope of the Plan to the Executive Directors are subject to a retention period of two years, which will be increased to three years in case the shareholding commitment is not fulfilled.

The foregoing is not applicable to the shares that the Executive Directors need to sell to pay the costs related to their acquisition or, with prior consideration of the NCCGC, to cover extraordinary situations where this is required.

Operation of the Third cycle (2023-2025) of the Long Term Incentive Plan 2021-2025:

The main characteristics of these cycles are described in the Annual Directors' Remuneration Reports for the year 2022.

Notwithstanding the above, the metrics, weightings and payout levels depending on the level of compliance for this cycle are set out as follows:

Metrics	Weighting (%)	Company results	Incentive to be accrued(%)
Relative TSR[1]	50%	75th percentile or above	100%
		Median	30%
		Below median	0%
Free Cash Flow	40%	100% achievement	100%
		90% achievement	50%
		Below 90% achievement	0%
Neutralization of CO_2 emissions scopes 1+2 in 2025 [2]	10%	100% achievement	100%
		90% achievement	50%
		Below 90% achievement	0%

[1] Comparison group: Vodafone Group, America Movil, Deutsche Telekom, BT Group, Orange, Telecom Italia, Telenor, TeliaSonera, Swisscom, Koninklijke KPN, TIM Brasil, Proximus, Millicom, Liberty Global.
[2] In addition, a minimum level of emissions reductions must be achieved for the incentive to be paid.

Impact of a change in control on Long-Term Variable Remuneration:

In the event of a change in control in Telefónica, the cycles in progress in 2025 will be subject to early settlement on a pro rata basis, delivering to the Members, where appropriate, the shares, or the equivalent amount in cash, taking into account for such purpose the closing price of the last stock exchange session of the month immediately prior to the date on which the change of control occurs.

The incentive to be paid is pro-rated for the time elapsed since the start date of the relevant cycle, and adjusted according to the achievement of objectives on the date of the change of control.

D. PENSION PLAN FOR TELEFÓNICA'S EMPLOYEES

Contributions:

The Pension Plan for the Executive Directors follows the same structure as in recent years that will be adapted for the Executive Chairman situation maintaining the conditions described below which are identical to those applied to the rest of Telefónica's staff in Spain:

- The Executive Chairman: 4.51% of his base salary, plus 2.2% as a mandatory contribution to be made by the Executive Chairman up to the maximum annual limit that the law stipulates from time to time.

- Chief Operating Officer: 4.51% of his base salary, plus 2.2% as a mandatory contribution to be made by the Chief Operating Officer up to the maximum annual limit that the law stipulates from time to time.

Functioning:

As described in each of the Executive Directors contracts, the Pension Plan is a defined-contribution plan and the contingencies covered are as follows: retirement; the member's death; the beneficiary's death; total and



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
**Annual
Report on
Remuneration
of the Directors**

6.
Other
information

permanent disability to work in one's usual profession, absolute and permanent incapacity for all work and serious disability; and severe or major dependency of the member.

The benefits consist of the economic right accrued by the beneficiaries as a result of the occurrence of any of the contingencies covered by this Pension Plan. It is quantified according to the number of account units that correspond to each member based on the amounts contributed to the Pension Plan and is assessed for the purpose of payment according to the value of the account unit from the business day before the date when the benefits become effective.

The members may also exercise their vested rights, in whole or in part, on an exceptional basis in the event of serious illness or long-term unemployment.

The Pension Plan is included within the "Fonditel B Fondo de Pensiones," managed by Fonditel Pensiones, EGFP, S.A.

In the fiscal year 2025 the regulations may change the financial and tax limits for contributions to pension plans. In this respect, and in the case of that, as has been the case in the past, a collective unit-link insurance policy has been taken out to cover the excess of contribution over the annual fiscal limits included in the legislation.

This unit-link insurance policy taken out with the company Occident GCO, S.A.U. de Seguros y Reaseguros covers the same contingencies as those included in the Pension Plan with the same exceptional liquidity events in the case of serious illness or long-term unemployment.

In the case of the Executive Chairman, if contributions cannot be made to the above social welfare formulas, Telefónica will make contributions of the agreed amounts to one or more life insurance and savings policies or equivalent financial instruments.

E. REMUNERATION IN KIND

In addition to the life insurance policy covering death or disability described above, the Executive Directors are provided with a general health insurance policy and dental coverage as remuneration in kind and they are also provided with a company vehicle, all of the foregoing in line with the general policy applicable to the Company's Executives.

Moreover, Telefónica has taken out a third-party liability insurance policy (D&O) for its managers, executives and staff performing similar duties in the Telefónica Group, with the usual terms and conditions for these kinds of insurance policies. This policy also includes the company's subsidiaries in certain cases.

Clawback clauses for the variable remuneration

Telefónica has an Executive Officer Compensation Recoupment Policy, which clearly and comprehensively regulates the company's right to recover variable compensations paid during the general three-year clawback period.

The Remuneration Policy submitted to the vote of the General Shareholders' Meeting in 2023 standardized the clawback clauses applicable to all variable remuneration, establishing that the Board of Directors shall assess, following a report from the NCCGC, whether it is appropriate (i) to cancel all or part of the variable remuneration that is pending payment, and/or (ii) the total or partial recovery of any element of variable remuneration within thirty-six (36) months after the payment thereof ("clawback"), when there are certain exceptional circumstances that affect the Company's results, or that derive from an inappropriate conduct of the Executive Director.

Additionally, this regime has been complemented and developed by an Executive Officer Compensation Recoupment Policy approved by the Board of Directors in 2023, at the proposal of the NCCGC, with which Telefónica consolidates its commitment to the best practices in remuneration matters at international level and complies with the listing requirements for issuers of foreign securities listed on the New York Stock Exchange, as well as with the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of the United States of America (U. S. Dodd-Frank Wall Street Reform and Consumer Protection Act). S. Dodd-Frank Wall Street Reform and Consumer Protection Act.)

Regarding clawback formulae or clauses in order to claim the return of the variable remuneration components based on results, the following should be taken into account if such components have been paid based on data that is later clearly shown to be inaccurate, and in order to adopt measures to avoid any conflict of interest:

- The NCCGC is authorized to propose cancellation of payment of the variable remuneration to the Board of Directors under circumstances of this kind.

- Furthermore, the NCCGC must assess whether exceptional circumstances of this kind could even lead to termination of the relationship with the respective party or parties responsible, proposing to the Board of Directors that such measures should be adopted as may be appropriate.

For these purposes, exceptional situations shall be deemed as those that will be subject to assessment by the Board of Directors, among others, as examples but not limited thereto, the following:

- Reformulating the company's financial statements without being based on an amendment of the applicable accounting standards.



Consolidated
management report


Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
**Annual
Report on
Remuneration
of the Directors**

6.
Other
information

- If the Executive Officer has been sanctioned for a serious breach of the code of conduct and other internal regulations or serious breach of the regulations that are also applicable thereto.

- In any case, when it is shown that the variable remuneration component in question has been partially or fully assessed based on information that is clearly proven to be false or inaccurate *a posteriori*, or other unforeseen circumstances not accepted by the company that have a serious negative impact on the profit and loss accounts.

- If the company's external auditor includes exceptions in its report that reduce the results taken into consideration to determine the amount of the variable remuneration payable.

Possible severance pay

The contracts signed with the Executive Directors are for an indefinite term and include a non-competition clause. This clause implies that, once the relevant contract has been terminated and during the valid term of the clause (two years after the termination of the contract for any reason), the Executive Directors may not indirectly or directly render their services themselves or through others, either on their own behalf or for third parties, to Spanish or foreign companies that engage in the same or similar business activities as Telefónica.

As regards the conditions related to the termination of contracts, the current Directors' Remuneration Policy approved by the General Shareholders' Meeting held on 31 March 2023 (the '2023 Policy') provides for a severance payment equal to two years' remuneration. In its application, the commercial contract of the new Executive Chairman, Mr. Marc Thomas Murtra Millar, signed in January 2025 provides for a termination indemnity of an amount equal to the aforementioned two annuities. Each annuity comprises the last Fixed Remuneration and the arithmetic mean of the last two Annual Variable Remunerations received according to the contract.

With respect to the conditions related to the termination of the commercial contract of the Chief Operating Officer (C.O.O.), Mr Ángel Vilá Boix, the 2023 Policy establishes the maintenance of the conditions of his previous contract, which provides for a severance payment of up to a maximum of four years' salary.

These same conditions were applicable to the former Executive Chairman, Mr José María Álvarez-Pallete López who, as a consequence of his termination, was paid in January 2025 a severance payment of 23,525,668 euros gross.

On the other hand, the Executive Directors participate in a Pension Plan for Executives that covers the contingencies of retirement, early retirement, permanent incapacity to work in the degrees of total or absolute incapacity or severe disability and death, and whose

annual contribution is equivalent to 35% of the Fixed Remuneration, after deducting the contributions made to the Pension Plan for Telefónica employees described in section D above.

The instrumentation vehicle of this Plan approved in 2006 is a collective life insurance in the unit link modality arranged with an insurance company, and the amount of the benefit of this guarantee will be equivalent to the mathematical provision corresponding to the insured on the date on which the policyholder notifies and accredits the insurer of access to any of the situations covered by the Plan.

Vesting of rights in favour of Executive Directors is not currently envisaged. In the event of any legal amendment in this respect, the Board of Directors, at the proposal of the NCCGC, may make the appropriate adjustments.

Thus, in accordance with the change in the current Policy 2023, the receipt of the aforementioned severance compensation (and not only that corresponding to the termination of the employment relationship as before) is incompatible with the recognition of any financial entitlement in connection with the Executive Pension Plan.

In this respect, the commercial contract signed in January 2025 with the new Executive Chairman, Mr. Marc Thomas Murtra Millar, expressly provides that, in the event of receiving the aforementioned financial compensation for termination, he will not be entitled to any financial rights deriving from this Plan.

The contracts signed under previous Directors' Remuneration Policies, such as the one signed with the Chief Operating Officer (C.O.O.), Mr Ángel Vilá Boix, do not contain the aforementioned incompatibility.

The same circumstance applies to the contract signed with the former Executive Chairman, Mr. José María Álvarez-Pallete López. The treatment of this discrepancy between the contract signed and Policy 2023 is the subject of a legal opinion and is pending determination at the date of this report.

Although no changes are foreseen in the operation of the Executives' Pension Plan, should any changes be made to it, these must be agreed by the Board of Directors. The NCCGC must state the reasons for the modification and propose it, and, if applicable, the reasons for the modification must be duly disclosed in the Annual Directors' Remuneration Report.

Contractual terms and conditions for the Executive Directors

The contracts that currently regulate the Executive Directors performing their duties and responsibilities are of a commercial nature and include clauses that are normally used for these kinds of contracts. These



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

contracts were been proposed by the NCCGC, approved by the Board of Directors. The contracts of the previous Executive Chairman and the Chief Operating Officer have not suffered significant changes during 2024. The contract of Mr. Marc Thomas Murtra Millar as Executive Chairman was approved in January 2025, on the occasion of his appointment as Executive Chairman.

In addition to the severance pay terms and conditions explained in the previous point, a summary is provided below of the main terms and conditions of the Executive Directors' contracts:

- Term: Indefinite

- Prior notice: There is an obligation to provide prior notice in the event of the contract being terminated due to a unilateral decision adopted by the Executive Director, being stipulated that he must notify such unilateral decision in writing with at least three months' prior notice, except in cases of force majeure. If this obligation is not fulfilled, he must pay the Company an amount equivalent to the Fixed Remuneration for the period of prior notice he had failed to observe.

- Exclusivity: During the term of the contracts, it is prohibited to sign (either directly or through intermediaries) any employment, commercial or civil contracts with other companies or institutions that engage in activities similar in nature to those of Telefónica.

- Non-competition clause: The contract states the relationship is compatible with holding representative, administrative and management posts and other professional positions in other companies in the Telefónica Group or in any other undertakings unrelated to the Company when expressly notified to the Nominating, Compensation and Corporate Governance Committee and the Board of Directors.

  On the other hand, it states that the relationship is incompatible, during the term of the clause (two (2) years after the termination of the contract for any reason) with directly or indirectly rendering services, as an employee or self-employed, by themselves or through third parties, to any Spanish or foreign companies that engage in activities identical or similar to those of Telefónica.

- Non-disclosure: While the relationship remains in force and also after the termination thereof, there is a non-disclosure duty regarding any information, data and any kinds of reserved and confidential documents that they have knowledge of or to which they have had access as a result of performing their duties.

- Compliance with the regulatory system: The contracts include the obligation to abide by the rules and obligations set out within Telefónica's regulatory system, which are contained, among other regulations, in the Board of Directors' Regulations and Telefónica's Internal Stock Market Conduct Regulations.

Shareholding commitment

As stipulated in the Remuneration Policy, the Executive Directors must hold (directly or indirectly) a number of shares (including those provided as remuneration) equivalent to two (2) years' gross fixed remuneration as long as they are members on the Board of Directors and perform executive duties.

The term set for achieving this objective is five years, counted from 1 January 2019 or, in the case of Executive Chaiman, as he has been appointed after 1 January 2019, counted from the date of his appointment (18 January 2025). The Board of Directors/NCCGC may approve a longer term when exceptional situations arise.

Shareholding Requirement	
Executive Chairman	200% Gross Fixed Remuneration
Chief Operating Officer	200% Gross Fixed Remuneration

As long as the number of shares subject to this commitment has not been reached, the shares that the Executive Director receives within the scope of any variable remuneration component will be subject to a minimum retention period of 3 years; therefore raising the Executive Director's level of commitment.

The foregoing is not applicable to the shares that the Executive Directors need to sell to pay the costs related to their acquisition or, with prior consideration of the NCCGC, to cover extraordinary situations where this is required.

This commitment will be verified by the NCCGC, which, among other issues, will consider aspects such as the share price to be taken into account or the regularity with which the holding commitment will be reviewed.

As of December 31, 2024, the Chief Operating Officer (COO), Mr. Ángel Vilá Boix, held 1,088,504 Telefónica shares. Therefore, the Chief Operating Officer complies with the shareholding commitment.

5.1.5. The Directors' remuneration in their positions as such in 2025

> The remuneration payable to the Directors in their positions as such remains unchanged since 2012.
>
> Mr. Marc Thomas Murtra Millar has waived the amounts that would correspond to him as Chairman of the Board of Directors and of the Executive Committee, i.e. 240,000 euros and 80,000 euros, respectively.

The remuneration payable to the Directors in their positions as such is structured, within the legal and statutory framework, pursuant to the remunerative criteria and items specified below, up to the maximum limit determined for such purpose by the General



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Shareholders' Meeting, pursuant to the provisions in Article 35 of the Articles of Association.

According to the foregoing, the Ordinary General Shareholders' Meeting held on April 11, 2003 set the annual gross maximum amount for the remuneration at €6,000,000 payable to the Directors in their positions as members of the Board of Directors.

The aforementioned remuneration is, in all cases, the maximum amount payable and the Board of Directors is responsible for proposing the allotment of the amount among the various items and among the different Directors, taking into account the duties and responsibilities assigned to each Director, membership on Committees within the Board of Directors and other objective circumstances that would be considered relevant.

Regarding the fiscal year 2025, according to the market information available, the NCCGC has proposed to the Board of Directors not to increase the Directors' fixed remuneration, except as indicated below in relation to the Lead Independent Director. This remuneration has remained the same since 2012.

	Board of Directors	Executive Committee	Advisory or Supervisory Committee (*)
Chairman (**)	€240,000	€80,000	€22,400
Vicepresident	€200,000	€80,000	-
Propietary Member	€120,000	€80,000	€11,200
Independent Member	€120,000	€80,000	€11,200
Other External Member	€120,000	€80,000	€11,200

(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Supervisory Committees is €1,000.
(**) In this regard, the Mr. Marc Thomas Murtra Millar has waived payment of the aforementioned amounts (i.e. €240,000 as Chairman of the Board of Directors and €80,000 as Chairman of the Executive Committee), as he has done in previous years.

The Executive Directors can waive payment of the aforementioned amounts.

Moreover, the Non-Executive Directors receive the remuneration payable to them due to being members of certain management bodies of Telefónica's subsidiaries and investee companies.

In addition, and given the importance of the function performed by the Lead Independent Director, at the proposal of the NCCGC, the Board of Directors has agreed to assign an additional remuneration of 80,000 euros for the exercise of this position.

5.1.6. Application of the Remuneration Policy in 2024

Summary of the Remuneration Policy applied in 2024 and the results of the ballot on the Annual Report on Remuneration of the Directors for 2023

The remuneration for the year 2024 has followed the terms established in the Remuneration Policy approved on a binding basis by the General Shareholders' Meeting on March 31, 2023 (the link to this policy can be found in section 5.1.3) according to the article 529 *Novodecies* of the Corporate Enterprises Act.

There have been no deviations from the procedure for the application of the Remuneration Policy in force at any given time, nor have any temporary exceptions to it been applied.

In this respect, the remuneration obtained in 2024 to the Executive Directors and the Directors in their positions as such consists of the same components as those described for the current Remuneration Policy in force in 2025.

As indicated above, on 18 January 2025, the Board of Directors of Telefónica agreed to terminate the contract signed with Mr. José María Álvarez-Pallete as Executive Chairman of the Board of Directors of Telefónica. Therefore, Mr. Álvarez-Pallete held the position of Executive Chairman for the entire year 2024 and, by virtue thereof, references to the Executive Chairman in this section regarding the application of the 2024 Remuneration Policy refer to Mr. José María Álvarez-Pallete.

The detailed description of the Directors' remuneration system for 2024 was included in section 5.1.4 of the Annual Report on Remuneration of the Directors for 2023. This report was approved by 88.49% of the votes cast, with a 4.13% of votes against and 7.38% abstentions.



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

The Executive Directors' remuneration in 2024

- The Fixed Remuneration of the Executive Chairman (Mr. José María Álvarez-Pallete López) in 2024 remained unchanged since 2013 when he was appointed for his position as Chief Executive Officer and remained the same after his appointment as Chairman in 2016. In the case of the Chief Operating Officer, Mr. Ángel Vilá Boix, his amount remains unchanged since his appointment in 2017.

- The Short-Term Variable Remuneration obtained by the Executive Directors amounted to 78.38% of the maximum amount.

- The weighted payout ratio of the Second cycle of the Long-Term Incentive Plan approved by the General Shareholders' Meeting in 2021 was 100%. This percentage is explained by the good performance of Telefónica's Free Cash Flow and Total Shareholder Return (TSR) in the period 2022-2024, which was placed in the fourth position within the comparison group. In addition, Telefónica has met its Emission Neutralisation target.

- The total remuneration earned by Executive Directors is below the maximum remuneration established in the Remuneration Policy. Compared to 2023, it has increased by 3%.

The evolution of the main elements of Executive Directors' remuneration in recent years is detailed below:

Amounts in € thousand		2023	2024
Executive Chairman (Mr. José María Álvarez-Pallete López)	Fixed Remuneration	€1,923	€1,923
	Short-Term Variable Remuneration (% of payout)	107.4%	101,5%
	Long-Term Variable Remuneration (% of payout)	89.5%	100%
	Total Remuneration[1]	**€9,226**	**€9,534**
Chief Operating Officer (Mr. Ángel Vilá Boix)	Fixed Remuneration	€1,600	€1,600
	Short-Term Variable Remuneration (% of payout)	107.4%	101,5%
	Long-Term Variable Remuneration (% of payout)	89.5%	100%
	Total Remuneration[1]	**€6,882**	**€7,102**

[1] Remuneration in kind and pension contributions are also included. The amount of the LTVR corresponds to the number of delivered shares valued at the end of the performance period of each of the relevant cycles.

A. FIXED REMUNERATION

The Executive Chairman (Mr. José María Álvarez-Pallete López): €1,923,100.

In case of the Executive Chairman, the amount of his Fixed Remuneration in 2024 was the same as that paid since 2013, which was determined in his position as Chief Operating Officer, which remained the same after his appointment as Chairman in 2016.

The Chief Operating Officer (Mr. Ángel Vilá Boix): €1,600,000.

This remuneration is the same as the amount paid when Mr. Vilá was appointed as the company's Chief Operating Officer on 26 July 2017.

B. SHORT-TERM VARIABLE REMUNERATION

The Executive Chairman (Mr. José María Álvarez-Pallete López): €3,513,504.

Calculated as the fixed remuneration (€1,923,100) multiplied by the Maximum Amount (233.1%) multiplied by the weighted pay coefficient (78.38%).

The Chief Operating Officer (Mr. Ángel Vilá Boix): €2,436,000.

Calculated as the fixed remuneration (€1,600,000) multiplied by the Maximum Amount (194.25%) multiplied by the weighted pay coefficient (78.38%).

For fiscal year 2024, the Board of Directors approved, according to a proposal made by the NCCGC, the quantifiable and measurable metrics that best reflected the levers for creating value for the Telefónica Group with the aim of guaranteeing fulfilment of its strategy.

These metrics and their relative weightings are the following:



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

**5.
Annual
Report on
Remuneration
of the Directors**

6.
Other
information

METRIC	DEFINITION AND MEASURING METHOD	WEIGHTING
FINANCIAL OBJECTIVES		**80%**
FREE CASH FLOW	This means the amount of funds generated from transactions throughout the year and it is calculated as funds collected from customers minus the payments required to carry out transactions and investment in assets, therefore including payments to suppliers, employees, as well as spectrum, fees, taxes and interest on debt.	30%
EBITDA	EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortisation. It is a key metric for assessing operating performance, as it allows analysis of the company's ability to generate profits from its core operations, excluding the effects of capital structure, tax policies and accounting practices related to depreciation and amortisation.	25%
OPERATING REVENUE	This corresponds to service revenues, revenues generated from the company's core business, revenues for terminal sales and other operating revenue.	25%
NON-FINANCIAL OBJECTIVES - ESG		**20%**
CUSTOMER TRUST (NPS)	NPS is the metric used to measure our customers' experience. It calculates their willingness to recommend our products and services. It is built through the answer to the following question: How likely are you to recommend the services of Movistar/O2/Vivo to a family member, friend or colleague? (On a scale of 1 to 10, 1 means, I would not recommend it; and 10 means I would recommend it). Ratings between 9 and 10 are considered promoters and between 1 and 6 are considered detractors. NPS = % Promoters – % Detractors	10%
CLIMATE CHANGE (Greenhouse gas emissions)	Greenhouse gas (GHG) emissions are the metric used to measure our environmental impact. This is measured through direct and indirect CO_2 emissions from the daily activity of Telefónica. CO_2 emission = Activity Data x Emission Factor - Activity data: The amount of energy, fuel, gas, etc. consumed by the Company. - Emission Factor: The amount of CO_2 emitted into the atmosphere by the consumption of each activity unit. For electricity, the emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used and for fuels the GHG Protocol emission factors and the IPCC (Intergovernmental Panel on Climate Change of the United Nations). Constant emission factors are used for the annual remuneration in order to avoid variations due to causes beyond the Company's control.	5%
GENDER EQUALITY (% of Women in executive positions)	The percentage of women among executive positions in the Telefónica Group is the metric used to measure the objective related to Gender Equality. It is measured on the total of the Telefónica Group Managers in the workforce at the end of December. The executive positions group is defined according to the criteria and processes determined by the People area at a corporate level. Prior to validation by the NCCGC, there is a Transparency and Diversity Committee, made up of the Chairman and four members of the Executive Committee, which validates, on a monthly basis, the proposals for appointments from this group to ensure compliance with the measures and policies established in the area of transparency and gender equality.	5%



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Throughout the year, the NCCGC monitored such objectives set for the Short-Term Variable Remuneration in 2024, payable in 2025.

The aforementioned objectives were finally assessed based on the audited accounts for the fiscal year 2024, according to the following process:

1. The results for the fiscal year 2024 and the level of achievement of the objectives were firstly examined by the Audit and Control Committee, based on the results audited by PRICEWATERHOUSECOOPERS AUDITORES, S.L.

2. After this examination, the NCCGC determined a proposal for the Short-Term Variable Remuneration that was submitted to the Board of Directors. The Committee also considered the quality of the long-term results and any associated risk in the proposal for variable remuneration.

3. Lastly, the Board of Directors approved the proposal for the Short-term Variable Remuneration submitted by the NCCGC. As a result of the foregoing, and according to that stipulated in recommendation 59 of the Good Governance Code, the Board agreed to pay the Executive Directors during the first quarter of 2025 the amounts set out below, based on the following levels of achievement:



weight. (%)	Metrics	Min.	Target	Max.	Results (% of objectives achievement over the target)
30%	*Free Cash Flow*		102 %		
25%	EBITDA		99.1 %		
25%	Operating Revenues		99.1 %		
10%	NPS		104 %		
5%	Climate Change - GHG Emissions		96.3%*		
5%	Gender Equality - % of Women Executives		101.8 %		

■ Financial Objectives

■ ESG Objectives

*The KPI for climate change, GHG emissions, has an inverse payout curve, meaning that achievements below 100% (emissions level lower than the target) are positive and result in payouts above 100%.

After applying the performance scales for each of the objectives, a weighted payment coefficient of 100% has been determined against the Target Amount. This payment coefficient corresponds to €3,513,504 for the Executive Chairman (78.38% of the Maximum Amount) and €2,436,000 for the Chief Operating Officer (78.38% of the Maximum Amount). The Short-Term Variable

Remuneration target was 180% of the Annual Fixed Remuneration for the Executive Chairman (Mr. José María Álvarez-Pallete López) and 150% of the Annual Fixed Remuneration for the Chief Operating Officer (Mr. Ángel Vilá Boix).

C. LONG-TERM VARIABLE REMUNERATION

Long-Term Incentive Plan approved by the General Shareholders' Meeting of 2021. Accrual of the Second Cycle (2022-2024).

The General Shareholders' Meeting held in 2021 approved a Long-Term Incentive Plan consisting of providing Telefónica, S.A.'s shares, aimed at Executives of Telefónica that, meeting the requirements stipulated for such purpose from time to time, were invited to participate therein, including the Executive Directors de Telefónica, S.A.

The performance period for the objectives of the first cycle of the Plan ended on December 31, 2024. The theoretical number of granted shares, corresponding to the Executive Directors, if 100% of the TSR, Free Cash Flow and Neutralization of CO2 emissions objectives are achieved, was as follows:

- The Executive Chairman (Mr. José María Álvarez-Pallete López): 995,000 shares.

- The Chief Operating Officer (Mr. Ángel Vilá Boix).: 745,000 shares.

In order to determine the correct number of shares to be granted at the end of the aforementioned cycle, the NCCGC analysed the level of achievement of each of the three objectives.

Metries	Weighting (%)	Company Results	Incentive accrued (%)
Relative TSR*	50%	75th percentile or above	100%
		Median	30%
		Below median	0%
Free Cash Flow	40%	100% of achievement	100%
		90% performance	50%
		Below 90% performance	0%
Neutralization of CO_2 emissions	10%	100% of achievement	100%
		90% performance	50%
		Below 90% performance	0%

*Comparison group: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, Tim Brasil and Liberty Global.

Regarding the Relative TSR, the weighting of which is 50%, Kepler provided the NCCGC with the calculation of Telefónica's Relative TSR since the beginning of the cycle (2022) until its end (2024), related to the TSR



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

**5.
Annual
Report on
Remuneration
of the Directors**

6.
Other
information

obtained by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica.

Telefónica's TSR for the period was 33.6%, ranking fourth in the comparison group, that is, above the 75th percentile according to the established achievement scale. Therefore, the right to receive 100% of the shares linked to the achievement of the Relative TSR target has been generated.

Regarding the Free Cash Flow, weight of which is of 40%, the Planning and Supervision Department drew up a report related to the Free Cash Flow generated by the Telefónica Group in each year in the objective performance period (2022, 2023 and 2024), based on the results audited by the company's internal and external auditors, comparing it with the value set in the budgets approved by the Board of Directors for each fiscal year.

The final performance was considered as the average of the partial annual results obtained and approved by the NCCGC.

The NCCGC has been conducting annual monitoring of the Free Cash Flow and the level of performance is determined once the report issued by the Planning and Supervision Department has been analysed. When conducting this assessment, the NCCGC was supported by the Audit and Supervisory Committee, which provides information about the results audited by the Company's external auditor.

In this respect, the annual achievement level of Free Cash Flow was 108.5% (year 2022), 106.9% (year 2023) and 102% (year 2024). Therefore, the payment coefficient linked to Free Cash Flow was 100%.

In relation to the CO_2 emissions Neutralization/offsetting objective, whose weighting is the remaining 10%, and which also measures the reduction of scope 1 + 2 emissions, in line with the 1.5°C scenario of the Paris Agreement (SBTi), and with the objective set by the Company to reach net zero emissions in 2040 and neutralize scope 1+2 emissions as of 2025 in our main markets. The Corporate Affairs and Sustainability Department prepared a report in relation to the neutralization/offsetting of CO_2 emissions as of December 31, 2024, based on the results audited by the Company's internal and external auditor.

The NCCGC has been periodically monitoring the level of CO_2 emissions neutralization/offsetting, and after analyzing the report of the Corporate Affairs and Sustainability Department, has determined the degree of achievement. In this evaluation function, the NCCGC has been supported by the Sustainability and Regulation Committee and the Audit and Control Committee.

In this respect, the minimum CO_2 emissions reduction underpinning that triggers the possibility of assessing the degree of compliance with the CO_2 emissions neutralization/compensation target in the different markets has been met, which in this fiscal year was 72% above the target level and, therefore, the payment coefficient linked to CO_2 emissions neutralization was 100%.

Bearing in mind the results of the Relative TSR, the Free Cash Flow, and the neutralization of CO_2 emission, the weighted payment coefficient amounted to 100% (745,00 shares for the Chief Operating Officer (Mr. Ángel Vilá Boix). This incentive will be delivered during March 2025, once the 2024 financial statements have been prepared and audited, as established in recommendation 59 of the CNMV's Good Governance Code for listed companies.

In the case of Mr. José María Álvarez-Pallete López, due to his termination as Executive Chairman, he will not receive the delivery in shares corresponding to this cycle but will receive an equivalent settlement in cash. Therefore, he will not be subject to the 2-year retention period.

In the case of the Chief Operating Officer, these shares will be subject to a two-year retention period, which may be increased to three years in the event that the executive director does not comply with the commitment to permanently hold shares.

Metrics	Payment (%)	Weighting (%)	Weighting payment (%)
Relative TSR	100 %	50 %	50 %
Free Cash Flow	100 %	40 %	40 %
Neutralization of CO_2 emissions	100 %	10 %	10 %
TOTAL			**100 %**

On the other hand, as detailed in section C) of section 5.1.6 of last year's Annual Report on Directors' Remuneration, in March 2024, the First cycle 2021-2023 of the Long-Term Incentive Plan approved by the General Shareholders' Meeting of 2021 was settled, whose performance period covered the period 2021-2023 and the incentive was linked to Relative TSR, Free Cash Flow and Neutralization of CO_2 emissions. In this regard, considering that the weighted payment coefficient was 89.45%, 978,583 shares were paid to the Executive Chairman, Mr. José María Álvarez-Pallete López, and 732,596 shares to the Chief Operating Officer, Mr. Ángel Vilá Boix.

In accordance with the instructions given to Telefónica by the CNMV, the aforementioned shares, valued considering the delivery date, are those included as



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
**Annual
Report on
Remuneration
of the Directors**

6.
Other
information

'consolidated' in the Statistical Annex as remuneration accrued in 2024.

D. PENSION PLAN FOR TELEFÓNICA'S EMPLOYEES

The contributions made in 2024 to the "Fonditel B, Fondo de Pensiones" Pension Plan:

- The Executive Chairman (Mr. José María Álvarez-Pallete López): €7,574.

- The Chief Operating Officer (Mr. Ángel Vilá Boix): €6,721.

The contributions made in 2024 to the unit link insurance policy, related to the Pension Plan, taken out with the company Occident GCO S.A.U. de Seguros y Reaseguros were as follows:

- The Executive Chairman (Mr. José María Álvarez-Pallete López): €124,543.

- The Chief Operating Officer (Mr. Ángel Vilá Boix): €65,439.

The Pension Plan for the Executive Directors follows the same scheme and is aligned with the Pension Plan for Telefónica's employees regarding its terms and conditions and the contribution percentages.

	Contribution (% regulatory salary)	Fonditel Pension Plan	+	Unit-Link insurance policy	**Total**
Executive Chairman (Mr. José María Álvarez-Pallete López)	6.87%	€7,574	+	€124,543	**€132,117**
Chief Operating Officer (Mr. Ángel Vilá Boix)	4.51%	€6,721	+	€65,439	**€72,170**

The contribution percentages are aligned with Telefónica's employee pension plan.

The amount of the vested rights on December 31, 2024 was as follows:

- Mr. José María Álvarez-Pallete López: €395,807 (of which the amount of €186,854 corresponds to the rights generated by the Pension Plan of Telefónica Internacional and the rest Telefónica's Pension Plan).

- Mr. Ángel Vilá Boix: €420,370 (of which the amount of €25,087 corresponds to the rights generated by the Pension Plan of Telefónica España and the rest Telefónica's Pension Plan).

The mathematical provision of the unit-link insurance policy on December 31, 2024, was as follows:

- Mr. José María Álvarez-Pallete López: €1,409,934.

- Mr. Ángel Vilá Boix: €688,447.

It should be noted that the development of accumulated funds reflects both the contributions made and the revaluation of these funds.

Additional information about the features of the Pension Plan for employees can be found in section 5.1.4.D) of this report.

E. REMUNERATION IN KIND

Below are the benefits received by the Executive Directors in 2024 as well as their associated costs:

- Mr. José María Álvarez-Pallete López: General health insurance and dental coverage with a cost of €6,207, and life insurance with coverage for death or disability with a cost of €41,708.

- Mr. Ángel Vilá Boix: General health insurance and dental coverage with a cost of €6,207, life insurance with coverage for death or disability costing €33,328, and the provision of a vehicle with a value of €21,176.

Telefónica has also taken out a third-party liability policy (D&O) for directors, executives and other staff with similar duties in the Telefónica Group, with the customary terms and conditions for this type of insurance.

F. EXECUTIVE PENSION PLAN

The contributions in 2024 to the benefits plan were as follows:

- Mr. José María Álvarez-Pallete López: €540,968.

- Mr. Ángel Vilá Boix: €487,840.

The expected rights on December 31, 2024 were as follows:
- Mr. José María Álvarez-Pallete López: €12,851,400.

- Mr. Ángel Vilá Boix: €10,138,339.

Further information:

- Malus and clawback clauses: These clauses were not applicable in the fiscal year 2024.

- During the fiscal year 2024, the Executive Directors did not receive nor accrue any payment for early termination or termination of their contracts, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the director provides services, or any other remunerative item apart from the ones already mentioned.

- The terms and conditions of the Executive Directors' contracts in 2024 were the same as those described in section 5.1.4 of this report.



Consolidated management report


Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

Remuneration of the directors in their positions as such

The remuneration payable to the Directors in their positions as such is according to the same scheme as the one described in section 5.1.5 of this report and the one applied in previous fiscal years.

In this respect, as explained in section 5.1.5 of the Annual Directors' Remuneration Report for 2023, in the year 2024 Mr. José María Álvarez-Pallete López waived payment of €240,000 as Chairman of the Board of Directors, and €80,000 as Chairman of the Executive Committee.

External Directors also receive the remuneration to which they are entitled for belonging to certain Management Decision-Making Bodies of some Subsidiaries and affiliates of Telefónica.

Below, and with regard to the 2024 financial year, is a detail of the Directors' membership of the Governing Bodies of other Telefónica Group companies and of Advisory Boards:

- Ms. María Luisa García Blanco: Member of the Advisory Board of Telefónica España.

- Ms. Verónica Pascual Boé: Member of the Advisory Board of Telefónica Tech and Director of Telefónica Audiovisual Digital, S.L.U.

- Mr. Francisco Javier de Paz Mancho: Director of Telefónica Audiovisual Digital, S.L.U., Director of Telefónica Brasil, S.A., member of the Advisory Board of Telefónica España, and member of the Advisory Board of Telefónica Hispanoamérica.

- Ms. Claudia Sender Ramírez: Member of the Advisory Board of Telefónica Tech and member of the Advisory Board of Telefónica Hispanoamérica.

- Mr. Peter Löscher: Chairman of Telefónica Deutschland Holding, AG.

- Ms. Solange Sobral Targa: Director of Telefónica Brasil, S.A.

According to the foregoing, the aggregate remuneration for the items in 2024 was as follows:

	2024	2023
Fixed amount due to being a member on the Board, Executive Commission and Advisory or Supervisory Committees	€2,538,667	€2,604,801
Fees for attending the meetings of the Advisory or Supervisory Committees	€194,000	€267,000
Remuneration for being a member on certain Management Decision-Making Bodies of some subsidiaries of Telefónica	€1,092,315	€1,141,102

During the fiscal year 2024, the Directors in their positions as such did not accrue payments for early termination or termination of their contracts, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the director provides services, or any other remuneration item apart from the ones already mentioned.

The individual amounts per director are provided in the Statistical Annex attached to this Report.

5.1.7. The process for determining the Remuneration Policy and the Company's bodies involved

The NCCGC, the responsibilities and duties of which are stipulated in Article 40 of the Articles of Association, Article 23 of NCCGC's Regulations, plays a crucial role in defining the Telefónica Group's Remuneration Policy and in developing and deciding on its components; however the most important decisions must be approved by the Board of Directors.

The NCCGC's mandate, within the scope of remuneration, consists of continuously reviewing and updating the remuneration system applicable to the Directors and Senior Executive Directors and designing new remuneration plans that enable the Company to attract, retain and motivate the most outstanding professionals, aligning their interests with the Company's strategic objectives.

In addition, other bodies and external advisors take part in the process of determining the Remuneration Policy.

The functions performed by the various company bodies involved in determining and approving the Remuneration Policy and its conditions are explained below, along with a reference to the involvement of external advisors in this matter:



Consolidated management report



Index

1. Telefónica in 2024
2. Sustainability Statement
3. Risks
4. Annual Corporate Governance Report
5. Annual Report on Remuneration of the Directors
6. Other information

	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
General Shareholders' Meeting	It approves the Remuneration Policy at least every three years as a separate item on the agenda. It approves the maximum amount of the annual remuneration for all the Directors in their positions as such. It approves the variable remuneration systems for the Directors that include payment in shares or stock options or share-linked instruments. It has an advisory vote on the Annual Report about the Directors' Remuneration, detailing the remuneration accrued during the last financial year.	Advisory vote on the Annual Report on Remuneration of the Directors, in which the remuneration accrued during the financial year is disclosed.	
Board of Directors	Directors in their positions as such: It approves the allocation of the maximum amount approved by the General Shareholders' Meeting among the various components. Executive Directors: It approves the fixed remuneration and the main terms and conditions of the short- and long-term variable remuneration system. The Board approves adaptations or updates to the Remuneration Policy. It approves the contracts that regulate the duties and responsibilities of the Executive Directors. It approves the Annual Report on Remuneration of the Directors to be submitted to the advisory vote at the General Shareholders' Meeting	It approves the design, target amounts, the level the targets are achieved and the amounts of the incentive payable, if any, both for the short-term and long-term variable remuneration of the Executive Directors, based on a proposal made by the NCCGC. It approves the Annual Report on Remuneration of the Directors to be submitted to the advisory vote of the General Shareholders' Meeting. It evaluates, if necessary, application of the clawback clauses.	It is reported based on analysis and remuneration studies of the Directors' remuneration conducted by the NCCGC.
Nominating, Compensation and Corporate Governance Committee	Directors in their positions as such: It proposes the allotment of the maximum amount to the Board of Directors approved by the General Shareholders' Meeting, among the various items. The Committee reviews the Directors' remuneration on a regular basis to ensure that it is appropriate for the duties they perform. Executive Directors: • It proposes the fixed remuneration for the Executive Directors to the Board of Directors considering, among other factors, their level of responsibility and leadership within the organisation, promoting the retention of key staff, attracting top talent and creating sufficient economic independence to ensure a balance with the significance of other items included in the remuneration. • It reviews, on an annual basis, the terms and conditions for the variable remuneration, including the structure and maximum levels of remuneration, the targets set and the weighting of each of them, taking into account the company's strategy, needs and business situation. These conditions are subject to the approval of the Board of Directors. • It proposes the contracts to the Board of Directors that regulate the duties and responsibilities of the Executive Directors. • It proposes the Annual Report on Remuneration of the Directors and the Remuneration Policy, when appropriate, to the Board of Directors. When carrying out these actions, the Nominating, Compensation and Corporate Governance Committee takes into account the votes of the shareholders at the General Shareholders' Meeting to which the Annual Report on Remuneration of the Directors for the previous year was submitted, in an advisory manner.	It proposes the objectives at the beginning of each performance period to the Board of Directors. It assesses achievement of the targets at the end of the performance period. Since payment of the variable remuneration is subject to sufficient verification that the stipulated targets have effectively been achieved, as determined in recommendation 59 of the Good Governance Code, this assessment is carried out on the basis of the results audited by the Company's external and internal auditors, which are first analysed by the Audit and Supervisory Committee, as well as the level of achievement of the targets. In this respect, for the purpose of ensuring that there is an effective relation between the variable remuneration and the professional performance of the recipients thereof, any positive or negative economic impact caused by extraordinary events that could distort the findings of the assessments are disregarded. Submits a report to the Board, when appropriate, on whether or not application of the clawback clauses is necessary. It proposes to the Board of Directors the variable remuneration payable to the Executive Directors. Such proposal also considers the long-term results and any associated risk in the proposed variable remuneration. It proposes Annual Report on Remuneration of the Directors and, when appropriate, the Remuneration Policy to the Board of Directors.	It regularly reviews the Directors' remuneration. This process includes an external competitive remuneration analysis and also takes into account the Remuneration Policy for the executives and other employees in the organisation. The criteria for conducting these analyses have been described in the previous section 5.1.4.
Audit and Supervisory Committee		It analyzes the results audited by the external and internal auditor to evaluate achievement of the objectives for the variable remuneration.	



Consolidated management report



Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. **Annual Report on Remuneration of the Directors**

6. Other information

	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
Planning and Control, Corporate Ethics and Sustainability Human Resources		They prepare reports related to the achievement level of the operative, financial and non-financial objectives based on the results audited by the Company's external and internal auditor.	
Secretary General	This person prepares the formal documents related to the Remuneration Policy to be submitted to the General Shareholders' Meeting, the Board of Directors, the Executive Committee and/or the Advisory or Supervisory Committees. Together with HR Management, he/she prepares the Annual Report on the Directors' Remuneration.	Together with HR Management, it prepares the Annual Report on Directors' Remuneration.	
Human Resources	It prepares the proposals related to the design of the Remuneration Policy applicable to the Executive Directors. Together with the General Secretary, it prepares the Annual Report on Remuneration of the Directors.	Together with General Secretary, it prepares the Annual Report on Remuneration of the Directors..	It regularly reviews the Directors' remuneration
External Advisors in 2024	Towers Watson provided advice on preparing the Annual Report on Remuneration of the Directors for 2024. The law firm Garrigues also took part in the review of the aforementioned report.	Mercer-Kepler analyses the level of achievement of the Total Shareholder Return (TSR) of Telefónica for each of life cycles of the share plan on a quarterly basis.	Towers Watson provides advice on the comparative analysis of the Directors' and the Senior Executives' remuneration package against the market.

5.1.8. The work performed by the Nominating, Compensation and Corporate Governance Committee

Pursuant to Article 40 of the Articles of Association, Article 23 of the Board of Directors' Regulations and Article 1 of the NCCGC's Regulations, the Committee must be composed of no fewer than three Directors appointed by the Board of Directors; they must be external or Non-Executive Directors and the majority of them must be independent Directors. The Independent Coordinating Director must be a member on the Committee. Lastly, it is also stated that the Chairperson of this Committee must be an independent Director in all cases.

At December 31, 2024, the composition of the NCCGC is as follows:

Name	Position	Type	Date of Appointment
Mr. Peter Löscher	Chairman	Independent	17 April 2020 (as a Member) 20 February 2024 (the date he was appointed as Chairman)
Ms. María Luisa García Blanco	Member	Independent	18 December 2019
Mr. Francisco Javier de Paz Mancho	Member	Other External	8 April 2016
Ms. Verónica Pascual Boé	Member	Independent	13 December 2023

It is also noted for the record that the Vice-Chairman and Lead Independent Director Mr. José Javier Echenique Landiríbar held the position of Member of the Appointments, NCCGC until 15 December 2024, the date he passed away .

The NCCGC applies the Technical Guide 1/2019 on Appointment and Remuneration Committees, approved by the National Securities Market Commission on February 20, 2019, as well as the revised CNMV's Good Governance Code for Listed Companies published on June 20, 2020.

During fiscal year 2024 and up to the date this Report was approved, the most significant activities carried out by the NCCGC have been the following:



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

**5.
Annual
Report on
Remuneration
of the Directors**

6.
Other
information

Year 2024:

– Drawing up an Annual Work Plan for 2025, in order to ensure suitable planning to guarantee the objectives sought are effectively achieved by the Committee.

– Proposals and/or Reports on appointments and re-elections related to the Board of Directors and its Committees, as well as to the Boards of Subsidiary Companies

– Analysis of the organizational structure of the Telefónica Group and other issues related to the staff.

– Assessment of objectives performance linked to the short-term variable remuneration of Executive Directors for the fiscal year 2023.

– Assessment of objectives performance linked to the First Cycle (2021-2023) of the Long-Term Incentive Plan 2021-2025 approved by the General Shareholders' Meeting of 2021.

– Analysis of the Executive Directors' total remuneration for 2024.

– Analysis of the total remuneration for the members of the Executive Committee in 2024.

– Proposal for determining and monitoring the objectives linked to the short-term variable remuneration of Executive Directors for the fiscal year 2024.

– Proposal of the Annual Report on Directors' Remuneration for the year 2023, submitted to the Board of Directors and subsequent submission to the Ordinary General Shareholders' Meeting held on 12 April 2024.

– Proposal of the Annual Corporate Governance Report for the year 2023, for submission to the Board of Directors.

– Analysis of the results of the evaluation of the Board of Directors, its Committees and the General Shareholders' Meeting of Telefónica, S.A. for the 2023 financial year, with the support of the Egon Zehnder Consultancy as external advisor.

Year 2025:

– Analysis of the Executive Directors' total remuneration for 2025.

– Report to the Board of Directors regarding the termination of Mr. José María Álvarez-Pallete López, and proposal of the conditions related to such removal, and the appointment as Executive Director and Executive Chairman of Mr. Marc Thomas Murtra Millar.

– Proposal of the new contract to be signed with Mr. Marc Thomas Murtra Millar, as new Executive Chairman.

– Proposal on the appointment of the Director Mr. Peter Löscher as Lead Independent Director.

– Analysis of the results of the evaluation of the Board of Directors, its Committees and the General Shareholders' Meeting of Telefónica, S.A. for the 2024 financial year.

– Assessment of objective performance linked to the Short-Term Variable Remuneration of Executive Directors for fiscal year 2024.

– Assessment of objectives performance linked to the Second Cycle (2022-2024) of the Long-Term Incentive Plan (2021-2025) Approved by the General Shareholders' Meeting of 2021.

– Proposal for determining the objectives linked to the Short-Term Variable Remuneration of the Executive Directors for fiscal year 2025.

– Proposal for determining the objectives linked to the Second Cycle (2025-2027) of the Long-Term Incentive Plan 2024-2028 approved by the General Shareholders' Meeting to be held in 2024.

– Proposal for the 2024 Annual Report on the Directors' Remuneration to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders' Meeting to be held in 2025.

– Proposal of the Annual Corporate Governance Report for the year 2024, for submission to the Board of Directors.

Moreover, it should be pointed out that the NCCGC can request the Board of Directors to hire legal, accounting and financial advisors and other experts at the company's expense. In this respect, Towers Watson provided advice on drawing up this Annual Report on the Directors' Remuneration. Likewise, the law firm Garrigues took part in the review thereof.

5.1.9. Alignment of the remuneration system with the risk profile and with sustainable and long-term results

Telefónica's Remuneration Policy has the following features that enable its exposure to excessive risks to be reduced and adjustment to the Company's long-term objectives, values and interests:

Adopting measures related to the staff categories whose professional work has a significant impact on the Company's risk profile

• The NCCGC supervises the examination, analysis and application of the remuneration policy of the professionals whose work could have a significant impact on the Company's risk profile.

• No guaranteed variable remuneration.



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
**Annual
Report on
Remuneration
of the Directors**

6.
Other
information

- The variable remuneration is only payable after the date the relevant annual accounts have been drawn up, once the achievement level of the operating and financial objectives can be determined.

- The NCCGC considers the quality of the results in the long-term and any associated risk in the evaluation process of variable remuneration.

- The design of the Long-Term Incentive Plans, each one with three-year cycles, implies an interrelation with the results in each year, therefore acting as an alignment catalyst with the company's long-term interests and cautious decision-making.

- The NCCGC is authorized to propose cancellation of payment of the variable remuneration to the Board of Directors under certain circumstances. Detailed information on this point can be found in section 5.1.6 of this report.

- The Company's Audit and Supervisory Committee takes part in the decision-making process related to the Short-Term Variable Remuneration of the Executive Directors by verifying the economic-financial and non-financial information that may be part of the objectives set for the purpose of such remuneration, as this Committee must first verify the company's results as the basis for calculating the relevant objectives.

- The NCCGC is composed of 4 members, two of whom are also members on the Audit and Supervisory Committee. The fact that some Directors are members of these two Committees ensures that the risks related to remuneration are taken into account in the discussions held by both Committees and in their proposals submitted to the Board, both in the determination and assessment process of the annual and multi-year incentives.

- According to the Remuneration Policy, at the proposal of the NCCGC, the Board of Directors is authorized to agree on the possible revaluation or modification of the remuneration linked to the results if there are significant internal or external changes that mean they need to be reviewed.

- Regarding the measures required to avoid conflicts of interest by the directors, according to the provisions in the Spanish Capital Companies Act, the Regulations of Telefónica's Board of Directors includes a series of obligations related to its duties of loyalty and to avoid situations of conflict of interest. Moreover, the NCCGC's Regulations determine that one of its duties is to ensure that possible conflicts of interest do not harm the independence of the external advice provided to the Committee.

Consistency with the Company's strategy and focus on achieving results in the long-term

The design of the remuneration policy, consistent with the Company's strategy and aimed at obtaining long-term results, is as follows:

The total remuneration for the Executive Directors and Senior Executives consists of various remunerative components, mainly composed of the following: (i) Fixed Remuneration, (ii) Short-term Variable Remuneration and (iii) Long-term Variable Remuneration. In the case of the Executive Directors, under normal conditions, at the date of the grant this long-term component accounts for a weight of on the date such General no less than 30% of their total remuneration in a scenario of standard achievement of objectives (fixed + short-term variable + long-term variable).

The Long-Term Variable Remuneration plans are part of a multi-annual framework in order to ensure that the assessment process is based on long-term profits and that the company's underlying economic cycle is taken into account. This remuneration is allocated and paid in the form of shares based on the creation of value, so that the Executives' interests are in line with those of the shareholders. In addition, they are overlapping cycles that generally follow one another indefinitely over time, with a permanent focus on the long-term in all decision-making.

Furthermore, two members of the NCCGC also serve on the Regulation and Sustainability Committee. The cross-presence of Board members in these two Committees ensures the consideration of sustainability in the realm of remunerations.

5.1.10. Remuneration of members of Senior Management (non-Directors)

See Annex II (Remuneration to the Board and Senior Management) of the Consolidated Annual Accounts of Telefónica corresponding to fiscal year 2024.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

5.2. Annual Report on Remuneration Statistical Annex

Annual Report on Remuneration of Directors of listed companies Statistical Annex (established by Circular 3/2021, of September 28, of the National Securities Market Commission, which modifies Circular 4/2013, of June 12, which establishes the annual remuneration report models of the Directors of listed public limited companies)

Unless otherwise indicated all data as of December 31, 2024.

B. Overall summary of how remuneration policy has been applied during the year ended

B.4 Report on the result of the consultative vote at the General Shareholders' Meeting on remuneration in the previous year, indicating the number of abstentions and negative, blank and in favor votes that have been issued:

	Number	% of total
Votes cast	3,452,212,692	60.03 %

	Number	% cast
Votes against	142,710,948	4.13 %
Votes in favour	3,054,800,652	88.49 %
Blank ballots	—	— %
Abstentions	254,701,092	7.38 %



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

C. Itemised individual remuneration accrued by each Director

Name	Type	Period of accrual in 2024
Mr. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Executive Chairman	From 01/01/2024 to 31/12/2024
Mr. ISIDRO FAINÉ CASAS	Proprietary Vice Chairman	From 01/01/2024 to 31/12/2024
Mr. JOSÉ MARÍA ABRIL PÉREZ	Proprietary Vice Chairman	From 01/01/2024 to 31/12/2024
Mr. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	Independent Vice Chairman	From 01/01/2024 to 15/12/2024
Mr. ÁNGEL VILÁ BOIX	Chief Operating Officer	From 01/01/2024 to 31/12/2024
Ms. MARÍA LUISA GARCÍA BLANCO	Independent Director	From 01/01/2024 to 31/12/2024
Mr. PETER LÖSCHER	Independent Director	From 01/01/2024 to 31/12/2024
Mr. CARLOS OCAÑA ORBIS	Proprietary Director	From 08/05/2024 to 31/12/2024
Ms. VERÓNICA PASCUAL BOÉ	Independent Director	From 01/01/2024 to 31/12/2024
Mr. FRANCISCO JAVIER DE PAZ MANCHO	Other External Director	From 01/01/2024 to 31/12/2024
Mr. ALEJANDRO REYNAL AMPLE	Independent Director	From 01/01/2024 to 31/12/2024
Mr. FRANCISCO JOSÉ RIBERAS MERA	Independent Director	From 01/01/2024 to 31/12/2024
Ms. MARÍA ROTONDO URCOLA	Independent Director	From 01/01/2024 to 31/12/2024
Ms. CLAUDIA SENDER RAMÍREZ	Independent Director	From 01/01/2024 to 31/12/2024
Ms. SOLANGE SOBRAL TARGA	Independent Director	From 01/01/2024 to 31/12/2024
Ms. CARMEN GARCÍA DE ANDRÉS	Independent Director	From 01/01/2024 to 07/05/2024



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

C.1 Complete the following tables regarding the individual remuneration of each director (including the salary received for performing executive duties) accrued during the financial year.

a) Remuneration from the reporting company:

i) Remuneration in cash (thousand euros)

Name	Fixed Remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2024	Total in 2023
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	1,923	3,514	0	0	0	5,437	5,641
MR. ISIDRO FAINÉ CASAS	200	0	80	0	0	0	0	0	280	280
MR. JOSÉ MARÍA ABRIL PÉREZ	200	10	91	0	0	0	0	0	301	301
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	200	27	114	0	0	0	0	0	341	338
MR. ÁNGEL VILÁ BOIX	0	0	0	1,600	2,436	0	0	0	4,036	4,178
MS. MARÍA LUISA GARCÍA BLANCO	120	38	34	0	0	0	0	0	192	198
MR. PETER LÖSCHER	120	26	114	0	0	0	0	0	260	258
MR. CARLOS OCAÑA ORBIS	80	8	61	0	0	0	0	0	149	0
MS. VERÓNICA PASCUAL BOÉ	120	12	11	0	0	0	0	0	143	142
MR. FRANCISCO JAVIER DE PAZ MANCHO	120	25	114	0	0	0	0	0	259	278
Mr. ALEJANDRO REYNAL AMPLE	120	0	0	0	0	0	0	0	120	0
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	0	0	0	0	120	120
MS. MARÍA ROTONDO URCOLA	120	25	22	0	0	0	0	0	167	166
MS. CLAUDIA SENDER RAMÍREZ	120	1	80	0	0	0	0	0	201	162
MS. SOLANGE SOBRAL TARGA	120	10	11	0	0	0	0	0	141	0
MS. CARMEN GARCÍA DE ANDRÉS	40	12	7	0	0	0	0	0	59	189



Consolidated
management report



Index

1.
Telefónica in 2024

2.
Sustainability Statement

3.
Risks

4.
Annual Corporate Governance Report

5.
Annual Report on Remuneration of the Directors

6.
Other information

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments



Consolidated management report

Index

1. Telefónica in 2024
2. Sustainability Statement
3. Risks
4. Annual Corporate Governance Report
5. **Annual Report on Remuneration of the Directors**
6. Other information

Name	Name of Plan	Financial instruments at start of 2024								Instruments matured but not exercised	Financial instruments at end of 2024	
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Performance Share Plan ("PSP") 2021–2023 (First Cycle)	1,094,000	1,094,000	0	0	978,583	978,583	4.12	4,030	0	0	0
	Performance Share Plan ("PSP") 2022–2024 (Second Cycle)	995,000	995,000	0	0	0	0	0	0	0	995,000	995,000
	Performance Share Plan (PSP) 2023–2025 (Third Cycle)	1,110,000	1,110,000	0	0	0	0	0	0	0	1,110,000	1,110,000
	Performance Share Plan (PSP) 2024–2026 (First Cycle)	0	0	1,015,000	1,015,000	0	0	0	0	0	1,015,000	1,015,000
	Global Employee Share Plan ("GESP") 2022–2024	589	589	0	0	589	589	4.09	2	0	0	0
MR. ÁNGEL VILÁ BOIX	Performance Share Plan ("PSP") 2021–2023 (First Cycle)	819,000	819,000	0	0	732,596	732,596	4.12	3,017	0	0	0
	Performance Share Plan ("PSP") 2022–2024 (Second Cycle)	745,000	745,000	0	0	0	0	0	0	0	745,000	745,000
	Performance Share Plan ("PSP") 2023–2025 (Third Cycle)	831,000	831,000	0	0	0	0	0	0	0	831,000	831,000
	Performance Share Plan (PSP) 2024–2026 (First Cycle)	0	0	760,000	760,000	0	0	0	0	0	760,000	760,000
	Global Employee Share Plan ("GESP") 2022–2024	589	589	0	0	589	589	4.09	2	0	0	0



Consolidated
management report



Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
**Annual
Report on
Remuneration
of the Directors**

6.
Other
information

Notes:

In accordance with the instructions issued by the CNMV to Telefónica:

• The shares delivered in March 2024 derived from the first cycle of the Long-Term Incentive Plan approved by the 2021 General Shareholders' Meeting, whose performance period comprised the period 2021-2023, are included as "consolidated". These shares have been valued considering the delivery date.

• The shares deriving from the second cycle of the Long-Term Incentive Plan approved by the General Shareholders' Meeting in 2021, although their performance period covered the period 2022-2024, and 100% will be delivered in March 2025, must be understood as non-consolidated and non-expired at the end of the 2024 financial year.



Consolidated
management report



Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system (thousand €)
Mr. José María Álvarez-Pallete López	132
Mr. Ángel Vilá Boix	72

	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)			
	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with consolidated economic rights		Systems with unconsolidated economic rights	
Name	2024 Year	2023 Year	2024 Year	2023 Year	2024 Year	2023 Year	2024 Year	2023 Year
Mr. José María Álvarez-Pallete López	132	132	541	541	1,619	1,372	12,851	11,359
Mr. Ángel Vilá Boix	72	72	488	488	1,084	934	10,138	8,902

iv) Details of other items

Name	Item	Remuneration Amount
Mr. José María Álvarez-Pallete López	Health insurance premium	6
Mr. José María Álvarez-Pallete López	Life insurance premium	42
Mr. Ángel Vilá Boix	Health insurance premium	6
Mr. Ángel Vilá Boix	Life insurance premium	33
Mr. Ángel Vilá Boix	Company vehicle	21



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

**5.
Annual
Report on
Remuneration
of the Directors**

6.
Other
information

b) Remuneration of directors of the listed company for seats on the boards of other subsidiary companies:

i) Remuneration in cash (thousand euros)

Name	Fixed Remuneration	Per diem allowances	Remuneration for member ship of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2024	Total in 2023
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	0	0	0	0	0	0	0
MR. ISIDRO FAINÉ CASAS	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ MARÍA ABRIL PÉREZ	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	90	0	0	0	0	0	0	88	178	178
MR. ÁNGEL VILÁ BOIX	0	0	0	0	0	0	0	0	0	0
MS. MARÍA LUISA GARCÍA BLANCO	0	0	0	0	0	0	0	88	88	88
MR. PETER LÖSCHER	126	0	0	0	0	0	0	0	126	119
MR. CARLOS OCAÑA ORBIS	0	0	0	0	0	0	0	0	0	0
MS. VERÓNICA PASCUAL BOÉ	90	0	0	0	0	0	0	65	155	117
MR. FRANCISCO JAVIER DE PAZ MANCHO	173	0	0	0	0	0	0	155	328	333
Mr. ALEJANDRO REYNAL AMPLE	0	0	0	0	0	0	0	0	0	0
MR. FRANCISCO JOSÉ RIBERAS MERA	0	0	0	0	0	0	0	0	0	0
MS. MARÍA ROTONDO URCOLA	0	0	0	0	0	0	0	0	0	0
MS. CLAUDIA SENDER RAMÍREZ	0	0	0	0	0	0	0	133	133	133
MS. SOLANGE SOBRAL TARGA	86	0	0	0	0	0	0	0	86	0
MS. CARMEN GARCÍA DE ANDRÉS	0	0	0	0	0	0	0	0	0	0



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
**Annual
Report on
Remuneration
of the Directors**

6.
Other
information



ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

Name	Name of Plan	Financial instruments at start of 2024		Financial instruments granted at start of 2024		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2024	
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
No data												

iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
No data	

Name	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)			
	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with Consolidated economic rights		Systems with unconsolidated economic rights	
	Year 2024	Year 2023	Year 2024	Year 2023	Year 2024	Year 2023	Year 2024	Year 2023
Mr. José María Álvarez-Pallete López	0	0	0	0	187	174	0	0
Mr. Ángel Vilá Boix	0	0	0	0	25	23	0	0

iv) Details of other items

Name	Item	Remuneration Amount
No data		



Consolidated
management report


Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

c) Summary of remunerations (thousand €):

This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to each director (thousand €).

Name	Remuneration accrued in the company					Remuneration accrued in group companies					Total 2024 company + group
	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Remuneration for savings systems	Remuneration for other items	Total 2024 company	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Remuneration for saving systems	Remuneration for other items	Total 2024 group	
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	5,437	4,032	132	48	9,649	0	0	0	0	0	9,649
MR. ISIDRO FAINÉ CASAS	280	0	0	0	280	0	0	0	0	0	280
MR. JOSÉ MARÍA ABRIL PÉREZ	301	0	0	0	301	0	0	0	0	0	301
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	341	0	0	0	341	178	0	0	0	178	519
MR. ÁNGEL VILÁ BOIX	4,036	3,019	72	61	7,188	0	0	0	0	0	7,188
MS. MARÍA LUISA GARCÍA BLANCO	192	0	0	0	192	88	0	0	0	88	280
MR. PETER LÖSCHER	260	0	0	0	260	126	0	0	0	126	386
MR. CARLOS OCAÑA ORBIS	149	0	0	0	149	0	0	0	0	0	149
MS. VERÓNICA PASCUAL BOÉ	143	0	0	0	143	155	0	0	0	155	298
MR. FRANCISCO JAVIER DE PAZ MANCHO	259	0	0	0	259	328	0	0	0	328	587
Mr. ALEJANDRO REYNAL AMPLE	120	0	0	0	120	0	0	0	0	0	120
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	120	0	0	0	0	0	120
MS. MARÍA ROTONDO URCOLA	167	0	0	0	167	0	0	0	0	0	167
MS. CLAUDIA SENDER RAMÍREZ	201	0	0	0	201	133	0	0	0	133	334



Consolidated
management report


Index



1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

MS. SOLANGE SOBRAL TARGA	141	0	0	0	141	86	0	0	0	86	227
MS. CARMEN GARCÍA DE ANDRÉS	59	0	0	0	59	0	0	0	0	0	59
TOTAL	12,206	7,051	204	109	19,570	1,094	0	0	0	1,094	20,664

C.2 Indicate the evolution in the last five years of the amount and percentage variation of the remuneration accrued by each of the directors of the listed company who have held this position during the year, the consolidated results of the company and the average remuneration on an equivalent basis with regard to full-time employees of the company and its subsidiaries that are not directors of the listed company.

<u>**OBSERVATIONS TO THE % VARIATION 2024/2023:**</u>

- The increase in the total remuneration of Mr. José María Álvarez-Pallete López and Mr. Ángel Vilá Boix in 2024 is 3%, considering the fixed remuneration and the remuneration whose performance period concluded in 2023 and 2024, notwithstanding that the payment occurred in the years 2024 and 2025, respectively.

- The variation shown in the following table for 2024 with respect to 2023 responds to the criteria communicated by the CNMV to Telefónica in relation to the reporting of Long-Term Variable Remuneration amounts. In this regard, the CNMV considers that the shares delivered in the current year should be reported as consolidated financial instruments, notwithstanding the fact that the target measurement period ended in the previous year. Therefore, in the 2023 remuneration, the shares of the Long-Term Variable Remuneration whose cycle had a 2020-2022 measurement period are being included as consolidated financial instruments, instead of the cycle with a 2021-2023 measurement period, and in the 2024 remuneration, the shares of the Long-Term Variable Remuneration whose cycle had a 2021-2023 measurement period are being included as consolidated financial instruments. In this regard, it should be noted that the 2020-2022 cycle was particular due to the fact that the grant value of the incentive was 50% lower than that of a standard cycle. Additionally, the payment coefficient of the aforementioned cycle amounted to 50%. Therefore, the gross number of shares finally delivered in the 2020-2022 cycle amounted to 25% of what would be a standard maximum incentive.

Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
**Annual
Report on
Remuneration
of the Directors**

6.
Other
information

	Total amounts accrued and % annual variation								
	Year 2024	% variation 2024/2023	Year 2023	% variation 2023/2022	Year 2022	% variation 2022/2021	Year 2021	% variation 2021/2020	Year 2020
EXECUTIVE DIRECTORS									
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	9,649	52.67	6,320	–6.88	6,787	–22.21	8,725	68.01	5,193
MR. ÁNGEL VILÁ BOIX	7,188	53.59	4,680	–6.42	5,001	–24.52	6,626	71.17	3,871
EXTERNAL DIRECTORS									
MR. ISIDRO FAINÉ CASAS	280	0.00	280	0.00	280	0.00	280	0.00	280
MR. JOSÉ MARÍA ABRIL PÉREZ	301	0.00	301	0.33	300	–0.66	302	0.67	300
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	519	0.58	516	0.00	516	4.24	495	–0.60	498
MS. MARÍA LUISA GARCÍA BLANCO	280	–2.10	286	0.35	285	31.94	216	31,71	164
MR. PETER LÖSCHER	386	2.39	377	0.27	376	7.12	351	33,46	263
MR. CARLOS OCAÑA ORBIS	149	0.00	0	0.00	0	0.00	0	0,00	0
MS. VERÓNICA PASCUAL BOÉ	298	15.06	259	30.81	198	40.43	141	0,71	140
MR. FRANCISCO JAVIER DE PAZ MANCHO	587	–3.93	611	1.16	604	5.59	572	1.78	562
Mr. ALEJANDRO REYNAL AMPLE	120	0.00	0	0.00	0	0.00	0	0.00	0
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0.00	120	0.00	120	0.00	120	0,00	120
MS. MARÍA ROTONDO URCOLA	167	0.60	166	2.47	162	362.86	35	0,00	0
MS. CLAUDIA SENDER RAMÍREZ	334	13.22	295	2.43	288	45.45	198	40,43	141
MS. SOLANGE SOBRAL TARGA	227	0.00	0	0.00	0	0.00	0	0,00	0
MS. CARMEN GARCÍA DE ANDRÉS	59	–68.78	189	1.61	186	14.11	163	–1.81	166
CONSOLIDATED RESULTS OF THE COMPANY	557	–	–1,473	–	2,960	–75.53	12,095	368.25	2,583
AVERAGE EMPLOYEE REMUNERATION	58	–15.94	69	27.78	54	–12.90	62	31.91	47



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

D. Other Information of Interest

This annual remuneration report has been approved by the Board of Directors of the company on February 26, 2025.

State whether any director has voted against or abstained from approving this report

No



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Other information

Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Other information



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

6.1. Liquidity and Capital Resources

Financing

During 2024, Telefónica obtained financing (excluding the refinancing of euro commercial paper and short-term banking loans) totaling 3,868 million euros at the Group level and 2,657 million euros were obtained by VMO2 (the joint venture in the UK with Liberty Global plc). Telefónica's financing activity was focused on maintaining a solid liquidity position, as well as refinancing and maintaining long-term debt maturities.

The main financing transactions carried out in the bond market in 2024 are as follows:

Item	Date	Maturity Date	Nominal (millions)		Currency of issuance	Coupon
			Currency	Euros		
Telefónica Emisiones, S.A.U.						
EMTN bond (1)	24/01/2024	24/01/2032	1,000	1,000	EUR	3.698 %
EMTN bond (1)	24/01/2024	24/01/2036	750	750	EUR	4.055 %

(1) Sustainable bonds (See Note 29. d).

The main financing transaction carried out in the bank market in 2024 is as follows:

- The second one-year extension option for the Telefónica, S.A. sustainability-linked syndicated credit facility for up to 5,500 million euros, was executed on January 13, 2024, extending the maturity date to January 13, 2029.

- On July 31, 2024, Telefónica, S.A. drew down 150 million euros of its bilateral loan signed on March 27, 2024, and maturing on July 31, 2034.

- On October 31, 2024, Telefónica, S.A. drew down 140 million euros of its bilateral loan signed on October 9, 2024, and maturing on October 31, 2031.

- On December 4, 2024, the first one-year extension option of the 145 million euros syndicated credit facility of Telxius Telecom, S.A. was executed. The facility has two annual extension options at Telxius Telecom, S.A. request, with a maturity maximum up to 2030.

- On December 16, 2024, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on November 21, 2024, and maturing on December 16, 2031.

- The second one-year extension option of the 360 million euros syndicated facility of Bluevía Fibra S.L.U.,

was executed on December 20, 2024, extending the maturity date to December 20, 2029.

Availability of funds

As of December 31, 2024, Telefónica's liquidity, amounting to 20,868 million euros, includes: undrawn committed credit facilities arranged with banks for an amount of 11,017 million euros (of which 10,634 million euros maturing in more than 12 months); and cash equivalents and certain current financial assets.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company's debt levels, and on capital management is provided in Notes 17, 18 and 19 to the consolidated financial statements.

Contractual commitments

Note 26 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company's principal activity, and any low value assets and short-term leases related to the Company's activity, primarily.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

Credit risk management

The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.

Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk. These procedures include:

- Statistical and expert models for customer acquisition that are used to forecast and to manage the customer expected probability of default.

- Decision tools allowing the implementation of tailored credit strategies by product, channel, geography and type of customer.

- Continuous monitoring of the payment behavior and solvency of the customer portfolio.

- Internal and external collection processes designed to increase recovery through differentiated actions by debt age and customer profile.

- Ongoing controls over the credit risk exposure.

The customer credit risk management strategy is embedded in the day-to-day operational processes guiding both the product and services available for the different customer profile and the management practices all through the customer life-cycle.

Credit rating

At December 31, 2024, Telefónica, S.A.'s long-term issuer default rating is "BBB stable outlook" from Fitch, "BBB- stable outlook" from Standard & Poor's and "Baa3 stable outlook" from Moody's. During this year, there have not been changes in the long-term credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2020 when Standard and Poor's revised the outlook to "negative" from "stable" on April 1, 2020 and later, on November 20, 2020 downgraded the rating to "BBB - stable" from "BBB negative". On November 7, 2016 Moody's downgraded the rating to "Baa3 stable" from "Baa2 negative" and on September 5, 2016 Fitch

downgraded the rating to "BBB stable" from "BBB+ stable".

In 2024, measures taken to protect the credit rating included an active portfolio management through the voluntary public acquisition offer for shares of Telefónica Deutschland that reinforces Telefónica's strategy to focus on its core geographies and its strong commitment to the German market, one of the most attractive and stable telecom markets in Europe. The offer also supports Telefónica's efforts to simplify the Group's structure and enhances the euro-denominated cash flows generated in the Group.

Telefónica has also undertaken an employee's restructuring process, allowing the capture of savings and with a positive cash generation impact from 2024 and Telefónica España has reached an agreement with Vodafone España to incorporate a joint company, whose main activity is the commercialization of a fiber to the home network for its shareholders.

In addition, Telefonica maintains a solid liquidity position and conservative approach to debt refinancing, as the Group took advantage of the historical low refinancing rates to extend average debt life and smooth its maturity profile in coming years.

Dividend policy

Telefónica establishes the shareholder remuneration policy taking into account the Group's earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholders and investors' expectations.

On March 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.

In February 2022, Telefónica announced the dividend policy for the year 2022, which consists of an amount of 0.30 euros per share in cash, payable in December 2022 (0.15 euros per share) and in June 2023 (0.15 euros per share).

The Annual General Shareholders Meeting held on April 8, 2022 approved the Proposals of the scrip dividend executed in June 2021, and the cash dividend paid in December, 2022.

In February 2023, Telefónica announced the dividend policy for the year 2023, which consists of an amount of 0.30 euros per share in cash, payable in December 2023 (0.15 euros per share) and in June 2024 (0.15 euros per share).



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

The Annual General Shareholders Meeting held on March 31, 2023 approved the Proposals of the cash dividend paid in June 2023 and December 2023.

In February 2024, Telefónica announced the dividend policy for the year 2024, which consists of an amount of 0.30 euros per share in cash, payable in December 2024 (0.15 euros per share) and in June 2025 (0.15 euros per share).

The Annual General Shareholders Meeting held on April 12, 2024 approved the Proposals of the cash dividend paid in June 2024 and December 2024.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

6.2. Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

- Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.

- Honoring previous legitimate commitments assumed.

- Covering requirements for shares to allocate to employees and management under stock option plans.

- Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share, the delivery of treasury shares in exchange for the acquisition of a stake in another company (such as the agreement with Prosegur Compañía de Seguridad, S.A.).

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

For more information see Note 17.h) "Treasury share instruments" of the Consolidated Annual Accounts for the year ended December 31, 2024.



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

6.3. Events after the reporting period

Information concerning events after the reporting period
is provided in Note 31 of the Consolidated Annual
Accounts for the year ended December 31, 2024.



Consolidated
management report



Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

6.4. Average payment period of the Spanish companies

Information concerning average payment period of the Spanish companies is provided in Note 22, "*Information on average payment period to suppliers. Third additional provision, "Information requirement" of Law 15/2010 of July 5.*"of the Consolidated Annual Accounts for the year ended December 31, 2024.



Consolidated
management report

Index

1.
Telefónica in
2024

2.
Sustainability
Statement

3.
Risks

4.
Annual
Corporate
Governance
Report

5.
Annual
Report on
Remuneration
of the Directors

6.
Other
information

6.5. Glossary of terms

Below are definitions of certain technical terms used in this Annual Report:

"5G" is a technology succeeding the mobile technology called 4G. The aim is to make the navigation experience and Internet downloads more agile.

"Access" refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, rather than to merely count the number of its customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.

"ARPU" is total mobile service revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.

"Artificial Intelligence" is intelligent tasks carried out by machines.

"AWS" or Amazon Web Services refers to Amazon's service platform offering data base storage, content delivery and other functionalities that can help a business to grow. It is also more secure than a physical server.

"B2B" or business to business is the business segment.

"B2C" or business to customer is the residential segment.

"Bundle" refers to a combination of products that combine fixed services (wirelines, broadband and television) and mobile services.

"CATV" or community antenna television is a system of delivering television programming to consumers via radio frequency (RF) signals transmitted through coaxial cables, or in more recent systems, via light pulses through fiber-optic cables.

"Churn" is the percentage of disconnections over the average customer base in a given period, divided by the number of months in such period.

"Cloud computing" is a service whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically, the Internet).

"Cloud Phone" is an application that allows the transfer of files between two smartphones in a simple way.

"Commercial activity" includes the addition of new lines, replacement of handsets, migrations and disconnections.

"Connected car" is a vehicle equipped with Internet access and generally through a local wireless network or satellite.

"Convergent" refers to the offer of a fixed service together with a mobile service.

"Data ARPU" is data revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.

"Data revenues" include revenues from mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and SMS/MMS.

"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services over Telefónica's network.

"DTH (Direct-To-Home)" is a technology used for the provision of TV services.

"Fixed telephony accesses" includes public switched telephone network (PSTN) lines (including public use telephony), integrated services digital network (ISDN) lines and circuits, "fixed wireless" and Voice over IP accesses.

"FTRs" or Fixed termination rates is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.

"FTTH" or Fiber to Home is a telecommunications technology that consists of the use of fiber optic cabling and optical distribution systems for the provision of Internet services, Telephony IP and Television (IPTV) to homes, businesses and companies.



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.

"Gbps" means Gigabytes per second.

"GHz" means gigahertz.

"ICT" or information communication technology is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.

"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect to or finish their calls and SMS or to connect to their customers.

"Internet and data accesses", "Fixed broadband accesses" or "FBB accesses" include broadband accesses (including retail asymmetrical digital subscriber line (ADSL), very high bit-rate digital subscriber line (VDSL), satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.

"IoT" or Internet of Things refers to technologies that allow both mobile and wired systems to communicate with other devices with the same capability.

"IPTV" or Internet Protocol Television refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.

"ISDN" or Integrated Services Digital Network is a format commonly used for transmitting information through a digital high speed connection.

"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.

"LTE" or Long-Term Evolution is a 4G mobile access technology.

"Market share" is the percentage ratio of the number of final accesses over the existing total market in an operating area.

"Mb" means Megabytes.

"MHz" means megahertz.

"MMS" or Multimedia Messaging Service is a standard messaging system allowing mobile phones to send and receive multimedia content, including sound, video and photos.

"Mobile accesses" include accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract, prepay and IoT accesses.

"Mobile broadband" includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).

"MTR" or mobile termination rate is an established mobile network tariff that applies when a customer makes a call to someone in a network operated by another operator.

"MVNO" or mobile virtual network operator is a mobile operator that provides mobile services through another mobile operator. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to its customers.

"Net adds/Net loss" is the difference between the customer base as of the end of a certain period compared to December 31 of the prior year.

"OTT services" or over the top services means services provided through the Internet (such as television and video streaming).

"Pay TV" includes cable TV, direct to home satellite TV (DTH) and IPTV.

"p.p." means percentage points.

"PSTN" is Public Switched Telephone Network.

"Revenues" means net sales and revenues from rendering of services.

"Service revenues" are total revenues minus mobile handset sales. Service revenues are mainly related to telecommunication services, especially voice- and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica's customers.

"SIM" means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

"Smart Wi-Fi" is an application in which users can control their Wi-Fi network and the devices connected to it from their mobile.

"SMS" means short messaging service.

"STB (Set-top box)" is a device that converts a digital television signal to analogue for viewing on a



Consolidated management report

Index

1. Telefónica in 2024

2. Sustainability Statement

3. Risks

4. Annual Corporate Governance Report

5. Annual Report on Remuneration of the Directors

6. Other information

conventional set, or that enables cable or satellite television to be viewed.

"Tbps" means terabytes per second.

"Tracker" is a special server which contains the information needed for users to connect with other users.

"UBB" or **Ultra Broadband** is the fiber-to-the-premise broadband which is capable of giving a minimum download speed of 100 Mbps and a minimum upload speed of 50 Mbps.

"Voice traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.

"VoIP" means voice over Internet protocol.

"VPN" or Virtual Private Network extends a private network across a public network and enables users to send and receive data across shared or public network.

"Wholesale accesses" means accesses Telefónica provides to other companies, who then sell services over such accesses to their residential and corporate clients.





Registro Mercantil Provincia de Madrid, Hoja M-6164, Folio 21, Tomo 12.534, Inscripción 1359ª, del Libro de Sociedades, CIF: A-28/015865 Sede Social Gran Vía 28, 28013 Madrid.

PABLO DE CARVAJAL GONZÁLEZ, SECRETARY OF THE BOARD OF DIRECTORS OF TELEFÓNICA, S.A.

I HEREBY CERTIFY

That the Annual Accounts (Balance Sheet, Income Statement, Statement of changes in equity, Statements of cash flow, and Notes) and the Management Report of Telefónica, S.A., corresponding to Fiscal Year 2024, have been approved by resolution of the Board of Directors of the Company validly adopted today.

That, in accordance with the provisions of article 253.2 of the Consolidated Text of the Spanish Corporate Enterprises Act, in accordance with article 37.1.3º of the Commercial Code, the Directors who are members of the Board of Directors of Telefónica, S.A. have signed the said documents on this sheet, the last of the said documents.

February 26, 2025

Secretary of the Board of Directors

Mr. Marc Thomas Murtra Millar   Mr. Isidro Fainé Casas

Mr. José María Abril Pérez   Mr. Ángel Vilá Boix



Telefónica, S.A.

Ms. María Luisa García Blanco

Mr. Peter Löscher

Mr. Carlos Ocaña Orbis

Ms. Verónica Pascual Boé

Mr. Francisco Javier de Paz Mancho

Mr. Alejandro Reynal Ample

Mr. Francisco José Riberas Mera

Ms. María Rotondo Urcola

Ms. Claudia Sender Ramírez

Ms. Solange Sobral Targa



STATEMENT OF RESPONSIBILITY FOR THE ANNUAL FINANCIAL INFORMATION

The Directors of Telefónica, S.A. state that, to the best of their knowledge, the Individual Annual Accounts of Telefónica, S.A. for Fiscal Year 2024, approved by the Board of Directors at its meeting of February 26, 2025 and prepared in accordance with applicable accounting standards, present a fair view of the assets, financial condition and results of operations of Telefónica, S.A., and that the Individual Management Report, contain a true assessment of the corporate performance and results and the position of Telefónica, S.A., as well as a description of the principal risks and uncertainties faced

Madrid, February 26, 2025


Mr. Marc Thomas Murtra Millar
Chairman

Mr. Isidro Fainé Casas
Vice-Chairman



Mr. José María Abril Pérez
Vice-Chairman

Mr. Ángel Vilá Boix
Chief Operating Officer



Ms. María Luisa García Blanco
Director

Mr. Peter Löscher
Director




Registro Mercantil Provincia de Madrid, Hoja M-6164, Folio 21, Tomo 12.534, Inscripción 1359ª, del Libro de Sociedades, CIF: A-28/015865 Sede Social Gran Vía 28, 28013 Madrid.

_____

Mr. Carlos Ocaña Orbis

Director

_____

Ms. Verónica Pascual Boé

Director

_____

Mr. Francisco Javier de Paz Mancho

Director

_____

Mr. Alejandro Reynal Ample

Director

_____

Mr. Francisco José Riberas Mera

Director

_____

Ms. María Rotondo Urcola

Director

_____

Ms. Claudia Sender Ramírez

Director

_____

Ms. Solange Sobral Targa

Director